12/7

06019259

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Inversiones Aguas Metropolitanas S.A.

*CURRENT ADDRESS Av. El Golf 40
Piso 13, Las Condes
Santiago Chile

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

FILE NO. 82- 35046 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY:

DAT : 12/15/06

334,000,000 Common Shares
in the form of American Depositary Shares

IAM

Inversiones Aguas Metropolitanas S.A.

Offer Price: US$18.35 per American Depositary Share

The selling shareholders are offering, to the public in Chile and to qualified institutional investors in the United States and to other investors elsewhere, a total of 434,000,000 common shares of Inversiones Aguas Metropolitanas S.A., a *sociedad anónima abierta* (an open stock corporation) organized under the laws of Chile, directly in the form of common shares in Chile and outside of Chile in the form of American Depositary Shares, which we refer to as ADSs, each of which represents twenty common shares and will be represented by American Depositary Receipts, which we refer to as ADRs.

Our company and the common shares offered hereby have been registered with the *Superintendencia de Valores y Seguros* (the Chilean Securities and Insurance Superintendency, or SVS). No market currently exists for our common shares. Our common shares have been approved for listing and trading on the *Bolsa de Comercio de Santiago* (the Santiago Stock Exchange, or Bolsa) under the symbol "IAM." The ISIN number for our common shares is "CL0000001256." The SVS has not approved or disapproved of these securities or determined if this offering memorandum (or the Spanish language Chilean informational prospectus used in connection with the offering of our common shares in Chile) is truthful or complete.

The selling shareholders have granted UBS Securities LLC an option for a period of 30 days to purchase up to an additional 3,250,000 ADSs to cover over-allotments.

Neither our common shares nor the ADSs have been or will be registered under the U.S. Securities Act of 1933, as amended, which we refer to as the Securities Act, or under any U.S. state securities laws. Accordingly, our common shares and the ADSs are being offered in the United States only to qualified institutional buyers as defined under Rule 144A under the Securities Act, which we refer to as Rule 144A, and outside the United States in accordance with Regulation S under the Securities Act, which we refer to as Regulation S. See "Notice to investors" on page 131 for a description of restrictions on transfers of our common shares and the ADSs.

Investors residing outside Chile, including institutional investors, may purchase our common shares in Chile but are required to obtain a Chilean tax ID and deliver the funds through an entity participating in Chile's *Mercado Cambiario Formal*, or Formal Exchange Market, which will subsequently inform the Central Bank of Chile of such investment.

Investing in the ADSs involves risks. See "Risk factors" beginning on page 13 for a discussion of the factors you should consider before investing in the ADSs.

Payment for the ADSs will be required to be made in U.S. dollars to the underwriters through the book-entry facilities of The Depositary Trust Company, which we refer to as DTC, and the underwriters expect that the ADSs will be delivered through DTC on or about November 23, 2005. See "The offering—Trading, settlement and clearance" and "Description of American Depositary Shares."

Global Coordinator and Bookrunning Manager for the ADSs
UBS Investment Bank

Co-Manager
Santander Investment

The date of this offering memorandum is November 18, 2005



El Yeso Reservoir



La Farfana Sewage Treatment Plant

You should rely only on the information contained in this offering memorandum. Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with information different from that contained in this offering memorandum. Our common shares and the ADSs are being offered, and the offers to buy are being sought, only in jurisdictions where offers and sales are permitted. The information contained in this offering memorandum is accurate only as of the date of this offering memorandum, regardless of the time of delivery of this offering memorandum or of any sale of our common shares or of the ADSs.

This offering memorandum is highly confidential, and we have prepared it for use solely in connection with the proposed offering of the ADSs. This offering memorandum is personal to the offeree to whom it has been delivered by the underwriters or their representatives and does not constitute an offer to any other person or to the public in general to subscribe for or otherwise to acquire our common shares or the ADSs. Distribution of this offering memorandum to any person other than the offeree and those persons, if any, retained to advise that offeree with respect thereto is unauthorized, and any disclosure of any of its contents without our prior written consent is prohibited. Each offeree, by accepting delivery of this offering memorandum, agrees to the foregoing and agrees not to make photocopies of this offering memorandum.

The ADSs offered through this offering memorandum are subject to restrictions on transferability and resale, and may not be transferred or resold in the United States except as permitted under the terms of the ADSs and the Securities Act and applicable U.S. state securities laws pursuant to registration or exemption from them. You should be aware that you may be required to bear the financial risks of this investment for an indefinite period of time. See "Notice to investors." In making an investment decision, you must rely on your own examination of our business and the terms of this offering, including the merits and risks involved.

You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell our common shares or the ADSs or possess or distribute this offering memorandum and must obtain any consent, approval or permission required for your purchase, offer or sale of our common shares or the ADSs under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales, and neither we, the selling shareholders, the underwriters nor their representatives will have any responsibility therefor.

The selling shareholders and the underwriters reserve the right to reject any offer to purchase, in whole or in part, and for any reason, the ADSs offered hereby. The selling shareholders and the underwriters reserve the right to sell or place less than all of the ADSs offered hereby.

This offering memorandum is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the offering of common shares or ADSs may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This offering memorandum is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this offering memorandum relates is available only to relevant persons and will be engaged in only with relevant persons.

In this offering memorandum, the terms "we," "our" and "us" refer to Inversiones Aguas Metropolitanas S.A., a *sociedad anónima abierta* (an open stock corporation) organized under the laws of Chile, and its consolidated subsidiaries, including Aguas Andinas S.A.; the terms "IAM" and "the issuer" refer to Inversiones Aguas Metropolitanas S.A., on a stand-alone basis, without inclusion of its subsidiaries; and the term "Aguas Andinas" refers to Aguas Andinas S.A., a *sociedad anónima abierta* (an open stock corporation) organized under the laws of Chile, and its consolidated subsidiaries.

In this offering memorandum, when we refer to "Chile" or the "Republic" we mean the Republic of Chile, when we refer to "Santiago" we mean the capital of Chile, *Santiago de Chile,* and when we refer to the "Government" we mean the national government of Chile.

We make statements in this offering memorandum about our competitive position and market share in, and the market size of, the sanitation industry in Chile. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable, including the *Superintendencia de Servicios Sanitarios* (the Chilean Superintendency of Sanitation Services, or the SISS). Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, neither we, the selling shareholders, the underwriters nor their representatives have independently verified the competitive position, market share, production and market size or market growth data provided by third parties or by industry or general publications.

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

This offering is being made in Chile by a prospectus in Spanish with the same date as the date of this offering memorandum. The Chilean informational prospectus is in a format different from that of this offering memorandum and may contain information not generally included in documents such as this one, including certain forward-looking information. This offering is made in the United States and elsewhere outside Chile solely on the basis of the information contained in this offering memorandum. You should take this into account when making investment decisions.

In connection with this placement, UBS Securities LLC, on behalf of the underwriters (the "stabilizing manager") (or any person acting for the stabilizing manager), may over-allot or effect transactions with a view to supporting the market price of our common shares at a level higher than that which might otherwise prevail for a limited period after the settlement date. However, there may be no obligation on the stabilizing manager (or any agent of the stabilizing manager) to do this. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilizing shall be in compliance with all applicable laws, regulations and rules. See "Plan of distribution."

ADDITIONAL INFORMATION

We will make available, upon request, to any holder of Rule 144A ADSs and, during the Restricted Period (as defined under "Notice to Investors"), to any holder of Regulation S ADSs, the information required pursuant to Rule 144(A)(d)(4)(i) under the Securities Act, during any period in which we are not subject to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, or are exempt pursuant to Rule 12g3-2(b).

Forward-looking statements

This offering memorandum includes forward-looking statements, principally in "Summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations," "Chilean sanitation industry" and "Description of our business." We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

- general economic, political and business conditions, both in Chile and in the rest of Latin America;
- changes in tariffs and/or tariff regulations;
- anticipated trends in the sanitation industry, including new technological developments;
- our ability to successfully undertake capital maintenance and improvement projects and to fund such capital expenditures;
- capital expenditures above projected levels due to unforeseen deterioration of our network or requirements imposed by our regulator;
- changes in tax, labor, environmental laws and regulations, or laws and regulations regulating the sanitation industry, that result in material increases to expenses in our business model;
- inflation in Chile;
- increases in interest rates;
- increases in the cost of supplies and personnel; and
- other risk factors as set forth under "Risk factors."

The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this offering memorandum might not occur. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements, as a result of various factors.

Enforcement of judgments

We are a *sociedad anónima abierta* (an open stock corporation) organized under the laws of the Republic of Chile. All of our directors and executive officers reside outside the United States. All or a substantial portion of our assets and the assets of these persons are located outside the United States.

We have been advised by our Chilean counsel, Prieto y Cía. Abogados, that no treaty exists between the United States and Chile for the reciprocal enforcement of foreign judgments. Chilean courts, however, have enforced judgments rendered by courts in the United States by virtue of the legal principles of reciprocity and comity, subject to review in Chile of any such judgment in order to determine whether certain basic principles of due process and public policy have been respected, without reviewing the merits of the subject matter of the case. If a U.S. court grants a final judgment, enforceability of this judgment in Chile will be subject to the obtainment of the relevant *exequatur* (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law in force at that time and, consequently, subject to the satisfaction of certain factors. Currently, the most important of these factors are:

- the existence of reciprocity;
- the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances;
- the Chilean court's determination that process was appropriately served on the defendant and that the defendant was afforded a real opportunity to appear before the court and defend its case; and
- that enforcement would not violate the public policy of Chile.

Nevertheless, we have been advised by our Chilean counsel that there is doubt as to the enforceability, in original actions in Chilean courts, of liabilities predicated solely upon the federal securities laws of the United States.

Presentation of financial information

For Chilean statutory reporting purposes, we prepare our annual audited consolidated financial statements and our unaudited interim consolidated financial statements in accordance with accounting principles generally accepted in Chile, which we refer to as Chilean GAAP.

The consolidated financial information as of December 31, 2002, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 has been derived from our financial statements audited by Deloitte & Touche Sociedad de Auditores y Consultores Limitada, or Deloitte, in accordance with auditing standards generally accepted in Chile. The consolidated financial information as of and for the nine months ended September 30, 2004 and 2005 has been derived from our unaudited financial statements. It is not necessarily indicative of the results to be expected for the year ending December 31, 2005. These financial statements, contained elsewhere in this offering memorandum, have been prepared in accordance with Chilean GAAP. Chilean GAAP differs in certain important respects from U.S. GAAP. For a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us, see "Annex A—Summary of significant differences between Chilean GAAP and U.S. GAAP."

Unless otherwise noted, all data in the financial statements and in this offering memorandum regarding us has been restated in constant Chilean pesos as of December 31, 2004, except for the financial information regarding us as of and for the nine months ended September 30, 2005 and September 30, 2004, which has been restated in constant Chilean pesos as of September 30, 2005.

Unless otherwise noted, "capital expenditures" in this offering memorandum is defined as the cash flow used in investing activities for additions to fixed assets in our cash flow statement for the years indicated.

We define EBITDA as operating income before depreciation and amortization. EBITDA, for the purposes of this offering memorandum and as defined by us, excludes other "non-operating income (expense)." EBITDA is a non-GAAP measure that does not have a standardized meaning and, as such, may not be comparable to similarly titled measures provided by other companies. In addition, we have not calculated EBITDA in accordance with the guidelines adopted by the SEC regarding the use of non-GAAP financial measures.

References in this offering memorandum to "$," "US$," "U.S. dollars" and "dollars" are to United States dollars, references to "Chilean pesos" or "Ch$" are to Chilean pesos and references to "UF" are to *Unidades de Fomento,* a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate.

For your convenience, this offering memorandum contains certain convenience translations of Chilean peso amounts into U.S. dollars at specified rates or as described in the following sentence. Unless otherwise indicated, we have translated the Chilean peso amounts for the year ended December 31, 2004 and the nine months ended September 30, 2005 using a rate of Ch$529.2 to US$1.00, the U.S. dollar observed exchange rate reported for September 30, 2005 by *Banco Central de Chile,* the Central Bank of Chile, which we refer to as the Central Bank. The U.S. dollar equivalent information is presented for convenience only. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. You should not construe these translations as representations that the Chilean peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. See "Exchange rate information."

TABLE OF CONTENTS

Summary

This summary highlights information contained elsewhere in this offering memorandum. This summary does not contain all of the information you should consider before investing in the ADSs. You should read this entire offering memorandum carefully, especially with respect to the risks relating to our common shares and the ADSs discussed under "Risk factors" beginning on page 13 and our consolidated financial statements and related notes beginning on page F-1, before investing in the ADSs.

OUR COMPANY

We are, through our 51.2% owned subsidiary Aguas Andinas, the largest water and sewage company in Chile. We believe that we are one of the largest private water and sewage companies in South America based on net revenues and customers. We provide water and sewage services to residential, commercial and industrial customers in most of Santiago, Chile's capital and largest city, and in 18 other localities in the greater Santiago Metropolitan Region, one of 13 regions in Chile. In 2004, we recorded net operating revenues of Ch$188,641 million (US$356.5 million), of which 50.9% relates to water operations, 38.9% relates to sewage operations, 3.8% relates to other regulated businesses and 6.4% relates to other non-regulated businesses, and net income of Ch$10,736 million (US$20.3 million). The following table sets forth information for 2004 and at year-end 2004 as to the size and scope of our activities relative to the Chilean water and sewage sector as a whole:

	Chilean Industry	Aguas Andinas	Aguas Andinas as % of Chilean Industry
Water customers(1)	3,796,551	1,467,381	38.7%
Water volume sales (millions of cubic meters)	922	460	49.9%
Revenues(2)(3) (millions of constant Ch$)	466,539	188,086	40.3%
Operating income(3) (millions of constant Ch$)	192,270	81,863	42.6%
Capital expenditures (2000-2004) (millions of UF)	51.4	18.8	36.5%

Source: SISS.

(1) *Refers to customers as calculated by the SISS, which includes customers receiving either water or sewage services.*

(2) *Includes all revenues, including both regulated and non-regulated revenues in the Chilean sanitation industry.*

(3) *Prior to intercompany eliminations.*

According to the *Instituto Nacional de Estadísticas*, or the Chilean National Institute of Statistics, the Santiago Metropolitan Region is the most populous region in Chile, with an estimated population at December 31, 2004 of 6.4 million, or approximately 40.0% of the population of Chile. According to the Central Bank, in 2003, the Santiago Metropolitan Region represented approximately 43.0% of Chile's total GDP.

OUR OPERATIONS

At December 31, 2004, we distributed water or provided sewage collection services to approximately 5.3 million persons, approximately 82.0% of the population of the Santiago Metropolitan Region, through approximately 12,000 kilometers of water pipes and mains to approximately 1.5 million water customers (measured by number of connections to our network). We provided sewage collection services to approximately 98.0% of our water customers, through approximately 9,820 kilometers of sewer lines. Because of Santiago's location at the foot of the Andean mountain range and the confluence of the Maipo River with its principal tributary, the Mapocho River, we benefit from access to high quality

water in high altitude mountain reservoirs and the high altitude basins of the Maipo and Mapocho Rivers. We also have water rights to the Greater Santiago Aquifer. With the opening of the La Farfana sewage treatment plant, or La Farfana, in September 2003, the largest sewage treatment plant in Latin America, and one of the largest in the world, we now treat the sewage generated by 67.1% of the population in our concession areas in the Santiago Metropolitan Region and plan to treat approximately 100.0% by 2010.

In order to improve the efficiency of services rendered by Aguas Andinas, IAM provides technical assistance to Aguas Andinas in the areas of urban water cycle management, business and strategic management, information technology and hydrologic, hydraulic and engineering pursuant to a technical services agreement, which expires in December 2006. IAM provides these services through agreements with Sociedad General de Aguas de Barcelona, S.A., or Agbar, and Ondeo Services Chile S.A., or Ondeo, a 100.0% owned subsidiary of Suez Environnement S.A., or Suez Environnement.

OUR HISTORY AND OWNERSHIP STRUCTURE

IAM is a Chilean *sociedad anónima abierta* (an open stock corporation), originally formed as a limited liability company in 1999, when it acquired 51.2% of the capital stock of Aguas Andinas. On July 15, 2005, IAM was transformed from a limited liability company to an open stock corporation with a corporate purpose limited to (i) the investment in the capital stock of Aguas Andinas and (ii) the provision of all types of advisory services, consulting services and project and business administrative services related to sanitation and environmental services.

IAM controls Aguas Andinas through its ownership of 51.2% of the common shares of Aguas Andinas. IAM will continue to control Aguas Andinas after this offering, and Aguas Andinas' shareholders will not change as a result of this offering. The common shares of both IAM and Aguas Andinas are registered with the SVS and listed on the Bolsa. At September 30, 2005, 35.0% of Aguas Andinas' outstanding common shares were owned by Chile, through the Government's development agency, *Corporación de Fomento de la Producción*, or CORFO. The remaining percentage of Aguas Andinas is owned by various Chilean pension funds, employees of Aguas Andinas and other private investors. At October 25, 2005, the trading price of Aguas Andinas' shares at the close of the Bolsa was Ch$186.0.

IAM provides regulated services through four concessionaires: Aguas Andinas and its subsidiaries, Aguas Cordillera S.A. (100.0% owned), or Aguas Cordillera, Aguas Manquehue S.A. (100.0% owned), or Aguas Manquehue, and Aguas Los Dominicos S.A. (99.95% owned), or Aguas Los Dominicos. The following chart sets forth a simplified corporate organizational structure for our company at September 30, 2005:


IAM
Aguas Andinas
100.0%
100.0%
100.0%
100.0%
100.0%
Aguas Cordillera
Aguas Los Dominicos
Aguas Manquehue
EcoRiles S.A.
Gestión y Servicios S.A.
Análisis Ambientales S.A.

We are owned and controlled by Agbar and Suez Environnement, two of the largest water and sewage companies in Europe. Prior to the offering, Agbar held 80.1% of our capital stock and Suez Environnement held 19.9% of our capital stock. Following this offering, it is expected that (assuming full exercise of UBS Securities LLC's over-allotment option) Agbar will retain 50.1% of our common stock and Suez Environnement will have fully divested its minority investment. Suez Environnement holds a 25.8% beneficial ownership interest in Agbar and will consequently remain an indirect beneficial owner of our common stock.

OUR STRENGTHS

We benefit from the following strengths that we believe contribute to the stability and future prospects of our company:

- *Market leadership in Chile.* All of our assets are located, and we operate, in the largest market in Chile, the Santiago Metropolitan Region, which, according to the Central Bank, accounted for approximately 43.0% of Chile's total GDP in 2003. Moreover, we are the largest water and sewage company in Chile, with approximately 38.7% of total sanitation customers nationwide and approximately one-half of the volume of water supplied. The second largest water and sewage company in Chile is approximately one-half our size. This market leadership, together with our operation in geographically contiguous areas, provides significant potential economies of scale and other operating benefits, both of which have allowed us to increase our operational efficiencies over the last several years.
- *Clear regulatory framework with stable application.* We benefit from the Chilean regulatory framework for the water and sewage sector, which provides a relatively stable, transparent and predictable operating environment for our company. Our concessions, granted pursuant to such framework, have an indefinite term with tariff reviews every five years, a fact that has resulted in a stable tariff environment. The technical structure of the regulation has provided an objective framework for the tariff-setting process, and limited the political pressures involved in the process. The latest tariff adjustment for our subsidiaries was completed in early 2005 and has set tariff levels, subject to defined inflation-indexed adjustments, through 2010. Unlike in some other countries, Chilean law guarantees us the right to suspend services to our customers upon non-payment, which has led to low levels of payment delinquency.
- *Ample and exclusive water resources of high quality.* We benefit from the proximity of Santiago to the Andean mountain range, which provides us with access to clean, unpolluted waters in higher altitudes. We have exclusive rights to two high altitude reservoirs and early access to high altitude rivers. In addition to the benefits of reliability and cleanliness of our water supply, the Andean mountains and the geographic configuration of the Santiago valley lower our energy costs, as water and sewage are transported, distributed and collected principally by the force of gravity.
- *Strong cash flows and historically reliable dividend payments generated by Aguas Andinas.* Aguas Andinas has historically generated strong and stable cash flows, as measured by EBITDA, and paid historically stable dividends. Over the last three years, Aguas Andinas generated EBITDA of Ch$116,897 million for 2004 (US$220.9 million), Ch$104,625 million for 2003 and Ch$94,946 million for 2002. The stability of this EBITDA generation is reflected in the AA+ local rating, the highest rating for private companies in Chile, for long-term debt obligations of Aguas Andinas by Humphreys Ltda. (the Chilean affiliate of Moody's Investors Service) and Feller Rate (the Chilean affiliate of Standard & Poor's). Over those same three years, Aguas Andinas distributed to its shareholders, of which IAM received 51.2%, Ch$62,504 million (US$118.1 million) in dividends in relation to the 2004 fiscal year, Ch$204,587 million in distributions in relation to the 2003 fiscal year (which included Ch$61,087 million in dividends and Ch$143,500 million in capital reductions) and Ch$55,518 million in dividends in relation to the 2002 fiscal year.

- *Active controlling shareholder and experienced management team.* We benefit from the active involvement in our management by Agbar, our controlling shareholder after this offering. Agbar, the largest water and sewage company in Spain, provides service to over 15 million people. Pursuant to a technical services agreement, we also receive technological assistance from Suez Environnement, a 25.8% shareholder of Agbar (and accordingly, through such holding, an indirect shareholder of our company upon completion of this offering) and one of the largest water and sewage companies in the world, which provides service to 91 million people. These companies provide us with access to the industry's best practices and the world's leading technologies and know-how. In addition, our senior management team has an average of nine years of experience in the water and sewage sector and is committed to the long-term success of our company.

OUR STRATEGY

We seek to provide a secure supply of high-quality potable water and sewage services that respect the environment, while creating value for our shareholders and providing a reliable return on investment. The key elements of our strategy to achieve these goals are the following:

- *Achieve 100% sewage treatment.* Over the previous five years, from 2000 to 2004, we increased the sewage treatment coverage in our concession areas from 4.2% in 2000 to 67.1% in 2004. Our goal is to complete our sewage treatment capital investment plan to reach approximately 100% treatment of sewage by 2010, which would result in an increase in our operating income due to a 5.0% increase to our average sewage tariff that was already agreed to with the SISS that would go into effect at such time. We have invested over US$451 million in the previous five years in our sewage treatment operations, principally related to two sewage treatment plants, El Trebal and La Farfana, which opened in 2001 and 2003, respectively, and expect to invest up to US$253 million over the next five years to expand our sewage treatment capacity. La Farfana is the largest sewage treatment plant in Latin America and one of the largest in the world.
- *Continue to improve our quality of service.* We seek to provide high levels of service to our customers and have obtained certification under ISO 9000, ISO 14000 and OHSAS 18000. We train our employees to improve our standards of customer service and have incorporated advanced technology (including a centralized operational control center located in Aguas Andinas' headquarters that allows us to manage and supervise all of our water production and distribution facilities in real time) to facilitate coordination between our call centers and repair teams, seeking to reduce the waiting time between calls and repair times. Moreover, we have a preventive maintenance program in place in order to reduce potential unforeseen service interruptions and consistently monitor the quality of the water we supply to our customers through independent laboratory analysis.
- *Enhance operational and financial efficiency.* We continually seek to improve our operational efficiency through careful investment in technology and management of human resources. This has enabled us to increase our number of customers per employee (without taking into account the increase in the size of our sewage treatment operations and other non-regulated businesses) from 805 in 2000 to 1,190 in 2004 and to reduce our average emergency response time from 48 hours in 2000 to 11 hours in 2004. In addition, we continually monitor the local debt markets to reduce our cost of capital. In 2005, we prepaid and our board of directors has agreed to prepay certain Chilean peso-denominated debt in order to refinance the debt at longer maturities and lower interest costs.
- *Develop new businesses related to water and sewage.* We believe that in our business we have developed certain core competencies that could be profitably used in complementary businesses. Currently, through our subsidiary EcoRiles S.A., or EcoRiles, we provide industrial liquid waste treatment services, a sector that we believe offers potential for growth due to the ongoing implementation of stricter environmental standards in Chile. Moreover, through our subsidiary Análisis Ambientales S.A., or ANAM, we provide environmental analysis services. We are also

exploring the possibility of participating in businesses relating to rainwater collection systems in the Santiago Metropolitan Region if the construction and/or operation of these are privatized, and we are continually exploring opportunities that take advantage of our water resources and core competencies and the expertise of our controlling shareholder to increase our net income and return to our shareholders.

- *Opportunistically expand concession areas.* By Chilean law, no single economic group is allowed to have more than 50.0% of the water and sewage customers in Chile. Currently, we have approximately 38.7% of the total customers in Chile, and we have further potential growth of approximately 26.9% above our current total. This growth can occur through organic growth in our current concession areas, by purchasing rights under other concessions or through acquisitions of small sanitation companies that currently operate in Chile. Our principal strategic interest is to grow in contiguous areas in the Santiago Metropolitan Region, where we believe we have operational advantages and can obtain further economies of scale and, accordingly, increase our ability to generate positive returns for our shareholders.
- *Maintain policy of reliable shareholder distributions.* Historically, IAM has distributed approximately 100.0% of the distributions it received from Aguas Andinas (after deducting its operating expenses and corresponding provisions), formerly via distributions of profit and/or capital reductions and, following its transformation into an open stock corporation in July 2005, via dividend payments. Barring material changes in law or circumstances, we intend to continue to distribute 100.0% of the cash distributions IAM receives from Aguas Andinas (after deducting our operating expenses and corresponding provisions) to our shareholders through the use of dividend payments and capital reductions. Nevertheless, we cannot assure you that we will be able to carry out such policy or that such policy will not be changed in the future. See "Dividends and other distributions."

Our principal executive office is located at Av. Presidente Balmaceda 1398, Santiago, Chile, and our telephone number is 56-2-496-2306.

The offering

Issuer	Inversiones Aguas Metropolitanas S.A., a *sociedad anónima abierta* (an open stock corporation) organized under the laws of Chile.
Selling shareholders	➤ Ondeo Services Chile S.A.; and ➤ Inversiones Aguas del Gran Santiago S.A.
Securities offered	A total of 434,000,000 common shares are being offered by our selling shareholders of which: ➤ a total of 100,000,000 common shares are being offered to the public in Chile in accordance with the Chilean Securities Market Law (*Ley de Mercado de Valores*) (Law No. 18,045, as amended); and ➤ a total of 334,000,000 common shares are being offered in the form of ADSs to qualified institutional buyers in the United States in reliance on Rule 144A and to institutions and investors outside the United States in reliance on Regulation S.
Offering price	US$18.35 per ADS in this offering and Ch$480.0 per common share in the offering to the public in Chile.
American Depositary Shares (ADSs)	Each ADS will represent twenty common shares and will be evidenced by ADRs. The depositary for the ADSs is The Bank of New York. The ADSs offered pursuant to Rule 144A will be evidenced by Rule 144A ADRs issued pursuant to the Rule 144A deposit agreement. The ADSs offered pursuant to Regulation S will be evidenced by Regulation S ADRs issued pursuant to the Regulation S deposit agreement. The common shares represented by the ADSs will be deposited with Banco Santander Chile, as custodian for the depositary in Chile. We and the depositary will make application to DTC for acceptance of the Rule 144A ADSs and Regulation S ADSs in DTC's book-entry settlement system. The Rule 144A ADSs will be evidenced by a single global ADR and the Regulation S ADSs will be evidenced by a separate single global ADR. Payment for the ADSs may be made only in U.S. dollars.

Our capital stock and shares outstanding after the offering	Our capital stock is divided into one billion shares of common stock. Each share of common stock represents the same rights and economic interest. See "Description of capital stock." Our outstanding capital stock will not change after this offering.
Voting rights	Each common share has the right to one vote in the resolutions of our general shareholders' meetings, in matters such as amending the by-laws, electing and dismissing members of the board of directors, and others referred to in "Description of capital stock—Shareholders' meetings and voting rights" and in the Chilean Corporations Law (*Ley de Sociedades Anónimas*) (Law No. 18,046), as amended.
Trading, settlement and clearance	We expect our common shares to begin trading on the Bolsa on November 18, 2005. Payment for the ADSs will be required to be made to the underwriters in U.S. dollars through the book-entry facilities of DTC, and the underwriters expect that the ADSs will be delivered through DTC on or about November 23, 2005.
Over-allotment option	The selling shareholders have granted UBS Securities LLC an option to purchase up to additional shares in the form of common shares or ADSs. UBS Securities LLC may exercise this option for the purpose of covering over-allotments, if any, made in connection with this offering. UBS Securities LLC has 30 days from the date of this offering memorandum to exercise this option. If UBS Securities LLC exercises this option, it will purchase additional common shares or ADSs at the price per common share or ADS set forth above under "Offering price," to be paid less the underwriting discount.
Transfer restrictions	Neither our common shares nor the ADSs have been registered under the Securities Act and, accordingly, are subject to U.S. restrictions on transfers described in "Notice to investors."
Lock-up agreements	We and the selling shareholders, subject to certain exceptions, have agreed not to issue or transfer, until 180 days after the date of this offering memorandum, any common shares or any options

	or warrants to purchase any common shares, or any securities convertible into, or exchangeable for, or that represent the right to receive, common shares of our company. See "Plan of distribution."
Depositary	The Bank of New York will act as ADS depositary. See "Description of American Depositary Shares."
Risk factors	See "Risk factors" beginning on page 13 and the other information included in this offering memorandum for a discussion of factors you should consider before deciding to invest in the ADSs.
Use of proceeds	Because the offering described in this offering memorandum will be a secondary offering of our common shares by the selling shareholders, we will not receive any proceeds from this offering.
Dividends and other distributions	Our dividend policy set forth in our by-laws is as follows: (i) we are legally required to pay a dividend equivalent to 30.0% of our net income for each fiscal year, unless the shareholders agree through a unanimous vote to distribute less; (ii) however, in the event that the combined cash distributions consisting of dividends and capital reductions that we receive from Aguas Andinas in any fiscal year (after subtracting our operational and non-operational expenses and corresponding provisions according to applicable accounting principles) exceed the above-mentioned 30.0%, we are required to pay a dividend equivalent to 100.0% of such cash distributions (but in no event greater than 100.0% of our distributable net income for such fiscal year) within 60 business days after the relevant annual ordinary shareholders' meeting, unless 2/3 of the shareholders with voting rights agree to distribute less (which in no case could be less than the above-mentioned 30.0%). IAM's shareholders can change its dividend policy by a two-thirds vote of its outstanding shares. The holders of ADSs will be entitled to receive dividends to the same extent as the owners of our common shares, after deduction of fees of the depositary and any charges of the depositary with respect to foreign exchange conversion and withholding taxes. Barring material changes in law or circumstances, we intend to distribute 100.0% of the cash distributions IAM receives from Aguas Andinas (after deducting our

	operating expenses and corresponding provisions) to our shareholders through the use of dividend payments and capital reductions. Nevertheless, we cannot assure you that we will be able to carry out such policy or that such policy will not be changed in the future. See "Dividends and other distributions."
Listing	Our common shares have been approved for listing and trading on the Bolsa under the symbol "IAM."

Summary financial information

The consolidated financial information as of December 31, 2002, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 has been derived from our financial statements audited by Deloitte in accordance with auditing standards generally accepted in Chile. The consolidated financial information as of and for the nine months ended September 30, 2004 and 2005 has been derived from our unaudited financial statements. It is not necessarily indicative of the results to be expected for the year ending December 31, 2005. These financial statements, contained elsewhere in this offering memorandum, have been prepared in accordance with Chilean GAAP.

Chilean GAAP differs in certain important respects from U.S. GAAP. See "Annex A—Summary of significant differences between Chilean GAAP and U.S. GAAP" for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us.

These data are qualified in their entirety by reference to, and should be read in conjunction with, our audited annual consolidated financial statements and our unaudited quarterly financial statements, including the notes thereto, and "Management's discussion and analysis of financial condition and results of operations."

The following table presents our consolidated financial information restated in constant Chilean pesos as of December 31, 2004, except for the consolidated financial information regarding us as of and for the nine months ended September 30, 2005 and September 30, 2004, which has been restated in constant Chilean pesos as of September 30, 2005.

	As of and for the year ended December 31,				As of and for the nine months ended September 30,		
	2002	2003	2004	2004	2004	2005	2005
	(in millions of constant Ch$ at December 31, 2004)			(in millions of US$)[1]	(in millions of constant Ch$ at September 30, 2005)		(in millions of US$)[1]
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statements of income							
Revenues from operations	156,150	172,608	188,641	356.5	144,380	155,429	293.7
Costs of operations	(55,714)	(60,953)	(79,033)	(149.3)	(59,333)	(61,444)	(116.1)
Administrative and selling expenses	(31,710)	(35,004)	(26,058)	(49.2)	(22,830)	(23,369)	(44.2)
Operating income	68,726	76,651	83,550	157.9	62,217	70,616	133.4
Equity in income (losses) of equity affiliates, net[2]	(4)	0	0				
Goodwill amortization	(24,726)	(24,587)	(24,587)	(46.5)	(18,882)	(18,882)	(35.7)
Financial (expenses) income, net[3]	(328)	(1,344)	(11,849)	(22.4)	(9,393)	(8,585)	(16.2)
Price-level restatement and exchange differences	(2,299)	(1,670)	1,003	1.9	1,398	1,406	2.7
Other non-operating income (expense), net[4]	3,974	4,765	6,302	11.9	4,678	4,817	9.1
Income before income taxes, minority interest and amortization of negative goodwill	45,343	53,815	54,420	102.8	40,018	49,372	93.3
Income taxes	(11,476)	(14,358)	(13,183)	(24.9)	(10,260)	(11,785)	(22.3)
Minority interest[5]	(27,331)	(29,841)	(30,500)	(57.6)	(22,515)	(26,151)	(49.4)
Net income	6,537	9,617	10,736	20.3	7,243	11,436	21.6
Balance sheet data							
Total assets	1,145,143	1,074,007	1,095,621	2,070.3	1,112,824	1,031,136	1,948
Long-term liabilities	164,094	323,217	303,062	572.7	332,598	269,164	508.6
Minority interest[5]	242,609	174,895	185,051	349.7	180,771	173,835	328.5
Total shareholders' equity	663,072	511,160	521,896	986.2	530,656	481,024	909
Other consolidated financial data							
Capital expenditures	96,172	100,976	41,252	78.0	35,028	19,456	36.8
Depreciation and amortization of intangibles	26,277	27,817	33,294	62.9	24,810	25,310	47.8
Operating data							
Total water customers	1,401,325	1,435,723	1,467,114	N/A	1,458,898	1,504,113	N/A
Total sewage collection customers	1,371,525	1,404,739	1,437,806	N/A	1,430,543	1,474,203	N/A
Total water invoiced (in millions of cubic meters)	464.9	469.0	460.2	N/A	342.2	343.1	N/A
Sewage collection invoiced (in millions of cubic meters)	463.4	465.4	457.4	N/A	340.1	341.9	N/A
Sewage treatment and disposal invoiced (in millions of cubic meters)	403.1	403.5	396.9	N/A	295.4	297.5	N/A
Sewage interconnection invoiced (in millions of cubic meters)	107.3	109.6	108.6	N/A	80.9	82.5	N/A
Total water coverage	100.0%	100.0%	100.0%	N/A	N/A	N/A	N/A
Total sewage collection coverage	98.0%	98.0%	98.3%	N/A	N/A	N/A	N/A
Total sewage treatment coverage	28.4%	62.9%	67.1%	N/A	N/A	N/A	N/A

(1) *For the convenience of the reader, we have translated the Chilean peso amounts for the year ended December 31, 2004 and the nine months ended September 30, 2005 using a rate of Ch$529.2 to US$1.00, the U.S. dollar observed exchange rate reported for September 30, 2005 by the Central Bank. See "Exchange rate information" for further information about fluctuations in exchange rates.*

(2) *Consists of the net of equity income and equity loss of equity affiliates in the income statements of the respective periods.*

(Footnotes continue on following page)

(3) *Consists of the net of financial expenses and financial income in the income statements of the respective periods.*

(4) *Consists of the net of other non-operating expenses and other non-operating income in the income statements of the respective periods.*

(5) *Reflects the 48.8% of Aguas Andinas that we do not own.*

We define EBITDA as operating income before depreciation and amortization. EBITDA, for the purposes of this offering memorandum and as defined by us, excludes other "non-operating income (expense)." EBITDA is a non-GAAP measure that does not have a standardized meaning and, as such, may not be comparable to similarly titled measures provided by other companies. In addition, we have not calculated EBITDA in accordance with the guidelines adopted by the SEC regarding the use of non-GAAP financial measures. We disclose EBITDA because we use it as a measure of company performance and view it as a good indication of cash flow generation. In addition, we understand that certain investors use it as an indicator of our ability to meet debt service and capital expenditure requirements. EBITDA should not be considered in isolation or as a substitute for net income or operating income as an indicator of operating performance or cash flow as a measure of liquidity or ability to service debt obligations.

The following table sets forth, for the periods indicated, a reconciliation of IAM's operating income to EBITDA:

	Year ended December 31,				Nine months ended September 30,		
	2002	2003	2004	2004	2004	2005	2005
	(in millions of constant Ch$ at December 31, 2004)			(in millions of US$)[1] (unaudited)	(in millions of constant Ch$ at September 30, 2005) (unaudited)		(in millions of US$)[1] (unaudited)
Operating income	68,727	76,651	83,550	157.9	62,217	70,616	133.4
Depreciation	25,398	26,835	32,287	61.0	24,031	24,528	46.3
Amortization of intangibles	879	981	1,006	1.9	778	782	1.5
EBITDA[2]	95,004	104,467	116,843	220.8	87,026	95,926	181.2

(1) *For the convenience of the reader, we have translated the Chilean peso amounts for the year ended December 31, 2004 and the nine months ended September 30, 2005 using a rate of Ch$529.2 to US$1.00, the U.S. dollar observed exchange rate reported for September 30, 2005 by the Central Bank. See "Exchange rate information" for further information about fluctuations in exchange rates.*

(2) *Defined as operating income before depreciation and amortization.*

Risk factors

Before making an investment decision, you should carefully consider all the information set forth in this offering memorandum, particularly the risks described below. Our business, financial condition and results of operations may be materially adversely affected by any of these risks. The market price of our common shares and the ADSs may decrease due to any of these risks, and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

IAM is a holding company and, as such, its business and results of operations are dependent on the business, financial condition and results of operations of its subsidiary, Aguas Andinas.

IAM is a holding company and, as such, its business and results of operations are dependent on the business, financial condition and results of operations of its 51.2% owned subsidiary Aguas Andinas and Aguas Andinas' subsidiaries. As of September 30, 2005, Aguas Andinas represented 99.5% of its total assets and, for the year ended December 31, 2004, the distributions it received from Aguas Andinas represented 98.9% of its total cash flow from operations. Any material deterioration in the business or results of operations of Aguas Andinas and its subsidiaries would have a material adverse effect on IAM's business and results of operations.

Our concessions may be terminated under certain circumstances.

We operate our water and sewage services under a series of concessions issued by the Chilean Ministry of Public Works (*Ministerio de Obras Públicas*), or MOP. A concession may be terminated both prior to its entry into operation and after operation has begun under various situations as established under Chilean law. See "Regulatory framework—Concession regime." Although we are no longer subject to pre-operational termination events with respect to our current concessions, they include, among others, failure to make the pre-operational infrastructure investments outlined in the investment development plan that are necessary to provide the service, or violation of the rules relating to ownership concentration. See "Regulatory framework—Other relevant aspects—Ownership concentration." Once a concession is operational, it can only be terminated by a decree of the President of Chile issued on the basis of a technical opinion of the SISS. Such SISS opinion must (i) take into consideration the concessionaire's compliance record and the materiality of the violation and (ii) outline the legal bases for termination, which include, among others, failure to comply with service quality standards or to adequately implement investment development plans. Once a concession has been terminated, it is placed under provisional administration and subsequently sold pursuant to a public tender process. The proceeds from the public tender are allocated to expenses of the interim administration, to creditors and to financial claims for fines, with the balance to the defaulting concessionaire. The termination of a concession may be challenged by the affected party either through administrative or judicial claims, based on, among other things, the disproportion of the sanction to the violation, the existence of errors in the technical opinion sustaining the concession or errors in the termination decree. The termination of any of our concessions would have a material adverse effect on our business and results of operations.

Our financial performance will be adversely affected if our tariffs do not adequately reflect our operating expenses and increases in inflation.

Our results of operations and financial condition are highly dependent upon the existence of adequate tariffs for our water and sewage services. See "Regulatory framework—Tariffs." The current regulatory framework under which tariffs are set takes into consideration, among other things, the need for concessionaires to (i) cover their investments, operating expenses and cost of capital, (ii) generate certain

levels of cash flow and (iii) have a tariff indexed to reflect inflation. Nevertheless, our tariffs and their indexation are based upon operating costs and investment requirements of a theoretical model company (including any investments that would be required by such model company to build the infrastructure necessary for it to begin its operations), which may not reflect the actual operating costs and assets (and the value of such assets) required by an operating company, such as us, to provide its services while complying with mandatory safety and quality standards. Consequently, (a) tariffs established in future negotiations may not reflect the real costs and investments that we are required to make for the provision of our services pursuant to applicable regulations and (b) tariff indexation may not adequately reflect future price variations in operating costs and investments, either of which could have a material adverse effect on our results of operations and financial condition.

Certain regulatory changes may increase our operating costs and/or financial expenses and those changes may not be immediately reflected in our tariffs.

Certain regulatory changes are currently under discussion at the Chilean congressional and local government levels that may increase our operating costs and/or financial expenses. Among these changes are (i) a bill already approved by the Chilean House of Representatives (*Cámara de Diputados*) and now being reviewed by the Chilean Senate (*Senado*), which would require sanitation companies to request prior authorization from the SISS before undertaking any planned temporary interruption of the water supply to their customers and would allow the SISS to order sanitation companies to monetarily compensate their customers double the amount that would have been charged for the non-supplied water in case of a non-authorized temporary interruption; (ii) certain amendments to the Sanitation Services Tariff Law (*Ley de Tarifas de los Servicios Sanitarios*) proposed by the President of Chile in a pending bill, which could increase the interest rates and risk premiums that would be applicable to promissory notes executed by sanitation companies in the context of reimbursable financial contributions (*aportes financieros reembolsables*) used by such sanitation companies to require their customers to finance extensions of service within their concession areas; and (iii) a sludge management regulation relating to the transport, treatment and final disposition of, and the alternative uses for, sludge produced as a consequence of the sewage treatment process. Any such change may not be reflected in our tariff rates until the tariff review immediately following such change.

We have substantial liquidity and capital resource requirements, and any failure to obtain new financing may have a material adverse effect on the operation and development of our business.

Our capital expenditure program calls for expenditures of approximately Ch$241,528 million in the period from 2006 through 2010, including approximately Ch$34,364 million in 2006 and Ch$36,031 million in 2007. We plan to fund these expenditures and our other liquidity and capital resource requirements out of funds generated by operations and domestic and foreign currency borrowings.

We cannot assure you that we will be able to obtain sufficient funds to complete our capital expenditure program or satisfy our other liquidity and capital resource requirements. Failure to obtain the requisite funds could result in lower shareholder distributions or could delay or prevent completion of our capital expenditure plan and other projects, which may have a material adverse effect on the operation and development of our business. Moreover, any failure by us to comply with the capital expenditures outlined in our capital expenditure plan could result in fines and even termination of our concessions by the SISS. In addition, greater capital expenditures than we currently project, if not offset by tariff adjustments, would have a material adverse effect on our results of operations and financial condition.

Climatic conditions are subject to yearly variations, which could affect the quality and availability of our water resources and customer demand for water.

Adverse climatic conditions could adversely affect our water production capabilities due to the fact that the abstraction and production of water is largely dependent on the weather conditions prevailing in the hydrographic basins where our water resources are located. Factors such as precipitation, droughts and temperature affect river flow rates and water turbidity, thereby impacting the quantity and quality of water available at all water intakes that supply our water production plants. Changes in climatic conditions that result in our receiving a lower quantity or quality of raw water could have a material adverse effect on our business and results of operation.

Moreover, demand for water during warmer months is generally greater than during cooler months due primarily to additional requirements for water in connection with irrigation systems, swimming pools and other outside water uses. Throughout the year, and particularly during typically warmer months, demand will vary with temperature and rainfall levels. In the event that temperatures during the typically warmer months are cooler than normal, or if there is more rainfall than normal, the demand for water may decrease and adversely affect our revenues.

Changes in environmental laws and potential costs of environmental compliance as well as potential environmental liabilities may have a material adverse effect on us.

We are subject to many Chilean laws and regulations relating to the protection of human health and the environment. We have incurred, and will continue to incur, substantial expenditures to comply with these provisions. In addition, our capital expenditures and expenses for environmental compliance may increase substantially in the future. For example, we currently do all drying and disposal of digested sludge generated at La Farfana off-site, pursuant to a provisional sludge disposal authorization granted by the Regional Environmental Commission for the Santiago Metropolitan Region (*Comisión Regional del Medio Ambiente Región Metropolitana*), or COREMA Metropolitana. Upon completion of an environmental impact study relating to sludge disposal, COREMA Metropolitana will issue a ruling outlining the parameters with which all future sludge disposal will have to comply. If COREMA Metropolitana's final ruling imposes obligations upon us that significantly differ from those contained in the provisional authorization pursuant to which we currently operate, such obligations could result in material increases in our capital expenditures and our operating costs.

Pursuant to Chilean law, we could request that the SISS increase our current tariff rates in the event that new environmental laws and regulations were passed that materially increased our operating costs. However, in such a situation, until the next formal tariff review process, the SISS is under no obligation to increase applicable tariff rates and we cannot assure you that any such tariff rate increase would be approved or, if approved, that the increase would adequately reflect the increase in environmental compliance costs. Any material increase in environmental compliance costs could adversely affect our results of operations.

Moreover, we could also be exposed to administrative penalties (including fines and closures), in addition to indemnification obligations, for eventual damage relating to non-compliance with environmental laws and regulations. Any material unforeseen environmental costs and liabilities may have a material adverse effect on our future financial performance.

Any substantial monetary judgment against our subsidiaries in legal proceedings may have a material adverse effect on our company.

Our subsidiaries are parties to a number of legal proceedings involving significant monetary claims. Any substantial monetary judgment against any of our subsidiaries in one or more of these legal proceedings may have a material adverse effect on our business or financial condition.

Moreover, our subsidiaries are parties to numerous legal proceedings filed by private individuals who are seeking compensation for alleged damages stemming from the emission of odors at our Santiago Poniente (closed in 2003) and La Farfana sewage treatment plants. These lawsuits principally allege that the emission of odors violates environmental regulations and/or the constitutional right to live in a clean environment and seek damages related to an alleged decrease in the value of adjacent properties and alleged emotional distress (*daño moral*). The aggregate amount of damages claimed in these lawsuits is approximately Ch$21,600 million (approximately US$40.8 million).

Additionally, various other lawsuits have been filed against our subsidiaries. As of September 30, 2005, the aggregate amount sought in our subsidiaries' outstanding lawsuits (including the above-mentioned environmental-related lawsuits) was approximately Ch$29,000 million (approximately US$54.8 million). Of such amount, 75.0% of the claims relate to the Santiago Poniente and La Farfana lawsuits mentioned above.

We cannot assure you as to the outcome of these proceedings. Any adverse outcome in the Santiago Poniente or La Farfana litigation or a significant portion of the other claims could have a material adverse effect on our business and results of operations.

Because we are not insured for all business-related contingencies, the occurrence of any such contingency may have a material adverse effect on our future financial performance.

We do not have insurance coverage for business interruption risk or for damage to the pipes and mains in our water distribution or sewage collection network. In addition, we do not have insurance coverage for liabilities relating to mitigation, reparation or compensation obligations incurred due to non-compliance with environmental laws and regulations relating to our water and sewage services. As a result, any major business interruption, damage to portions of our networks or environmental-related liability may have a material adverse effect on our future financial performance.

An element of our growth strategy is the acquisition of water and sewage systems, and any future acquisitions we decide to undertake may involve risks.

An element of our growth strategy is the acquisition and integration of water and sewage systems in order to broaden our current, and move into new, service areas. We will not be able to acquire other businesses if we cannot identify suitable acquisition opportunities or reach mutually agreeable terms with acquisition candidates. The negotiation of potential acquisitions as well as the integration of acquired businesses could require us to incur significant costs and the businesses and other assets we acquire in the future may not achieve sales and profitability that justify the respective investments. Moreover, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins. In addition, as consolidation becomes more prevalent in the water and sewage industries, the prices for suitable acquisition candidates may increase to unacceptable levels and limit our ability to grow through acquisitions.

We may encounter difficulties in the implementation of our growth strategy for our non-regulated businesses and any future related businesses that we may enter into.

We believe that in our business we have developed certain core competencies that could be profitably used in complementary non-regulated businesses or future related regulated businesses. Currently, through our subsidiary EcoRiles, we provide industrial liquid waste treatment services, a sector that we believe offers potential for growth due to the ongoing implementation of stricter environmental standards in Chile. Moreover, through our subsidiary ANAM, we provide environmental analysis services. We are also exploring the possibility of participating in businesses (both regulated and

non-regulated) relating to rainwater collection systems in the Santiago Metropolitan Region if the construction and operation of these is privatized. Nevertheless, we cannot assure you that we will be able to successfully integrate such non-regulated businesses into our current business plan, that we will be able to grow such businesses or that we will be able to enter into any such related businesses in the future. Our inability to integrate or grow such businesses or to establish new businesses would have a material adverse effect on our ability to increase our business revenue.

We have experienced problems at the La Farfana plant, which resulted in increased operational expenses and legal proceedings for us, and additional problems may arise in the future at this or at our other sewage treatment plants.

Subsequent to initiation of operations at the La Farfana plant, two unrelated events occurred that resulted in odor complaints from the communities surrounding the plant. The first event resulted from a partial failure of the anaerobic digesters, which forced us to place partially undigested sludge in the drying fields for approximately five months. The second event resulted from the accumulation of digested sludge on the drying fields for an extended period during the winter months due to the fact that the sludge drying process is significantly slower during winter than in summer. These events have resulted in increased operational expenses on an ongoing basis, relating to transportation of the sludge to an offsite location, which for the nine months ended September 30, 2005 amounted to Ch$2,546 million. In addition, the government imposed fines totalling Ch$117.8 million (approximately US$222,672) and private legal proceedings were initiated with an aggregate amount of damages claimed (a substantial part of which arises from claims of alleged emotional distress) of approximately Ch$21,600 million (approximately US$40.8 million) and could lead to further legal proceedings in the future. The company is challenging such fines and claims, and final judgments are pending. See "—Any substantial monetary judgment against our subsidiaries in legal proceedings may have a material adverse effect on our company" above and "Description of our business—Legal proceedings—Santiago Poniente and La Farfana litigation." Any additional problems at our sewage treatment plants could result in increased operational expenses and additional fines and lawsuits.

We have made, and are scheduled to continue to make, significant investments in our sewage treatment business, and we may encounter unexpected contingencies in the implementation of such projects.

For the years ended December 31, 2002, 2003 and 2004, we made capital expenditure investments of Ch$79,287 million, Ch$57,697 million and Ch$11,778 million (US$22.3 million), respectively, relating to our sewage treatment business, amounts which represented 78.4%, 71.3% and 35.3% of the aggregate capital expenditures made in such respective years. Moreover, in our current investment development plan, we have committed to make an additional Ch$133,801 million (US$252.8 million) of capital expenditures relating to the expansion of our sewage treatment capacity. We cannot assure you that we will not continue to see an increase in our capital expenditures relating to future contingencies at (i) our current sewage treatment plants or (ii) any other future investment project.

RISKS RELATING TO CHILE

Chilean political and economic conditions have a direct impact on our business and the market price of the common shares and the ADSs.

All of our assets and operations are located in Chile and all of our consolidated operating revenues in 2004 were derived from activities in Chile. Accordingly, our business, financial condition and results of operations depend on economic conditions prevailing in Chile. Future developments in the Chilean economy could adversely affect our business, financial condition or results of operations.

The Government has exercised and continues to exercise a substantial influence over many aspects of the private sector, and has changed monetary, fiscal, taxation and other policies over time to influence the

course of the Chilean economy. We have no control over such intervention or Government policies. Our business, financial condition and results of operations, and consequently the market price of the common shares and the ADSs, may be adversely affected by changes in policy involving exchange controls, inflation, tax and other matters, as well as factors such as:

- devaluation or other exchange rate movements;
- interest rate fluctuations; and
- other political, diplomatic, social and economic developments in or affecting Chile.

Future developments in the Chilean economy and Government policies may adversely affect our business, financial condition and results of operations and, consequently, the market price of the common shares and the ADSs. Moreover, although it has not been the case to date, we cannot assure you that any significant deterioration in the Chilean economy would not result in the politicization of the tariff-setting process. Any such development could have a material adverse effect on our business, financial condition and results of operations.

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the Chilean economy, our business and the market price of Chilean securities, including our common shares and the ADSs.

The market for securities issued by Chilean companies is influenced by economic and market conditions in Chile and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit in the Chilean economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Chile. Any such development could adversely affect the trading price of our common shares and of the ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our common shares and the ADSs.

The Government's economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could affect the U.S. dollar value of our securities. The peso has been subject to large devaluations in the past and could be subject to significant fluctuations in the future. In the period from December 31, 2000 to December 31, 2004, the value of the peso relative to the U.S. dollar decreased approximately 2.9%, compared to a 23.4% decrease in value in the period from December 31, 1997 to December 31, 2000. The observed exchange rate at September 30, 2005 was Ch$529.2 = US$1.00, reflecting an appreciation of the Chilean peso against the U.S. dollar of 5.3% since December 31, 2004. Our results of operations may be adversely affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar.

Chilean trading in the common shares underlying the ADSs will be conducted in Chilean pesos. Cash distributions with respect to our common shares are received in Chilean pesos by the depositary, which will convert such amounts to U.S. dollars at the then-prevailing exchange rate for the purpose of making payments in respect of the ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the U.S. dollar value of the ADSs and any distributions to be received from the depositary will be reduced. In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of the ADSs) in connection with the conversion and subsequent distribution of dividends or other payments. See "Exchange controls."

Inflation could adversely affect our financial condition and results of operations.

Although Chilean inflation has been relatively stable in recent years, Chile has experienced high levels of inflation in the past. Although our tariff rates are indexed to certain price indices, high levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our results of operations and, indirectly, the value of our securities. The following table shows the annual rate of inflation (as measured by changes in the Chilean Consumer Price Index, or CPI, and as reported by the Chilean National Institute of Statistics, for the periods indicated).

Year	Inflation (CPI) (in percentages)
2000	4.5%
2001	2.6
2002	2.8
2003	1.1
2004	2.4
2005(1)	4.3

Source: Chilean National Institute of Statistics.

(1) For the period ended October 31, 2005.

There can be no assurance that our business, financial condition and results of operations, and the market price of the common shares and the ADSs, will not be adversely affected by inflation, or that Chilean inflation will not increase significantly from its current level.

Chile may impose controls on foreign investment and repatriation of investments that may affect your investment in, and earnings from, the ADSs.

Equity investments in Chile by persons who are not Chilean residents have generally been subject to various exchange control regulations that may restrict the repatriation of the investments and earnings therefrom. As of April 2001, the Central Bank's regulations only require that (i) the Central Bank is provided with information relating to equity investments, the remittance of funds abroad and any change in share ownership and (ii) such operations are conducted within Chile's Formal Exchange Market. See "Exchange controls."

Owners of ADSs are entitled to receive dividends on our common shares to the same extent as the holders of shares. Dividends received by holders of ADSs will be converted into U.S. dollars and distributed net of foreign currency exchange fees and fees of the depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35.0% (subject to certain credits). See "Taxation—Chile." If for any reason, including changes in Chilean laws or regulations, the depositary were unable to convert Chilean pesos to U.S. dollars, investors might receive dividends and other distributions, if any, in Chilean pesos or the depositary might hold those dividends and distributions for later distribution.

We cannot assure you that additional restrictions applicable to holders of the ADSs, the disposition of the common shares underlying them or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed by Chile in the future, nor can we advise you as to the duration or impact of such restrictions if imposed.

Gas Natural SDG, S.A. has announced a tender offer for the acquisition of Endesa, S.A. in Spain that, if successful, might require Agbar's divestiture of its interest in us, which would result in the loss of our controlling shareholder and potentially trigger a change in control.

On September 5, 2005, Gas Natural SDG, S.A., or Gas Natural, a Spanish corporation, announced a tender offer to acquire 100.0% of the share capital of Endesa, S.A., or Endesa, a Spanish corporation. Caixa d'Estalvis i Pensions de Barcelona, or La Caixa, holds 30.2% of Gas Natural and 49.0% of Hisusa, Agbar's principal shareholder with 47.2% of its capital stock (Suez Environnement holds the remaining 51.0% of Hisusa). If the tender offer is successful, La Caixa would likely be the principal shareholder of Endesa. Endesa has operations throughout the world, including in Chile, where it controls the energy group Enersis S.A., or Enersis, which owns Empresa Nacional de Electricidad, S.A., or Endesa Chile, and Chilectra S.A., or Chilectra, the principal Chilean electricity distributor in the Santiago Metropolitan Region. Current Chilean law prohibits a person or a group of persons who control an electricity, local telephony or gas distribution concessionaire from holding a certain interest in the ownership of, or engaging in the business of, water and sewage services in any area in which such person or group of persons provide their electrical, telephone or gas distribution services to more than 50.0% of the users in such area. See "Regulatory framework—Other relevant aspects—Ownership concentration." Although we do not believe that La Caixa's ownership interests will result in violations of these Chilean legal provisions, these provisions are untested and have not been interpreted by the Chilean authorities. If Gas Natural's tender offer for Endesa were to be successful, and Chilean authorities were to interpret La Caixa as holding certain types of "controlling" interests (as further defined in applicable Chilean law) in both electricity services (through Endesa, Enersis and Chilectra) and water and sewage services (through Hisusa, Agbar, IAM and Aguas Andinas) in the Santiago Metropolitan Region, and the courts were to accept this interpretation, certain sanctions provided for in Chilean law could be imposed. These sanctions could include (i) suspension of voting rights with respect to the shares that caused the violation until the direct or indirect control of one of the companies is divested; (ii) a fine ranging from approximately US$34,000 to approximately US$340,000, and (iii) the obligation to sell the shares of one of the companies in which such certain type of "controlling" interest is held. Accordingly, La Caixa may be required to divest its interest in one of such companies. In such circumstance, if La Caixa opted to divest its interest in us, Agbar might divest its interest in us, which would result in the loss of our controlling shareholder and potentially trigger a change in control.

RISKS RELATING TO OUR COMMON SHARES AND THE ADSs

An active and liquid market for our common shares or the ADSs may not develop, which would limit your ability to resell our common shares or the ADSs.

There is currently no public market for our common shares or the ADSs. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market for our common shares on the Bolsa, or the ADSs, or how liquid that market might become, which may affect investors' ability to sell our common shares or the ADSs. In addition, the initial offering price for the ADSs will be determined by negotiations between us, the selling shareholders and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

The Chilean securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. These features may substantially limit the ability to sell our common shares at a price and time at which holders wish to do so. The Bolsa, on which our common shares will be traded, had a market capitalization of approximately US$151.1 billion as of September 30, 2005 and an average daily trading volume of approximately US$70.0 million from

January 1, 2004 to September 30, 2005. In comparison, the New York Stock Exchange, or the NYSE, had a market capitalization of approximately US$19.7 trillion as of September 30, 2005 and an average daily trading volume of approximately US$62.7 billion from January 1, 2004 to September 30, 2005.

There is also significantly greater concentration in the Chilean securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented an average of approximately 52.9% of the aggregate market capitalization of the Bolsa from January 1, 2004 to September 30, 2005. The top ten stocks in terms of trading volume accounted for an average of approximately 52.1% of all shares traded on the Bolsa from January 1, 2004 to September 30, 2005. In comparison, the ten largest companies in terms of market capitalization represented an average of approximately 11.7% of the aggregate market capitalization of the NYSE from January 1, 2004 to September 30, 2005, and the top ten stocks in terms of trading volume accounted for an average of approximately 9.1% of all shares traded on the NYSE from January 1, 2004 to September 30, 2005.

Sales of a substantial number of our common shares or of the shares of Aguas Andinas after this offering may adversely affect the price of our common shares and the ADSs, and the issuance of new shares would dilute your ownership in us.

Sales of a substantial number of shares of our common stock or the common shares of Aguas Andinas on the Bolsa following this offering, or the perception that such sales could occur, could adversely affect the market price of our common shares and the ADSs. Our controlling shareholder, who will hold approximately 50.1% of our common shares after the completion of this offering (assuming full exercise of UBS Securities LLC's over-allotment option), is not subject to any contractual or other restrictions on future sales of our common shares, other than the short-term lock-up agreements and other restrictions described in "Plan of distribution."

We currently have one billion outstanding shares of common stock, of which the selling shareholders are offering 434,000,000 common shares in the public offering in Chile and in this offering (in the form of ADSs), without considering any exercise of UBS Securities LLC's over-allotment option, or 499,000,000 common shares, assuming full exercise of UBS Securities LLC's over-allotment option (including common shares in the form of ADSs). In the future, we may need to raise additional funds through public or private debt or equity financings. Any additional capital raised through the sale of equity may dilute your ownership percentage in us. Moreover, our controlling shareholder may decide to authorize additional issuances of common shares. Thus, we might have the ability to issue substantial amounts of common shares in the future, which would dilute the ownership percentage held by investors who purchase our common shares in this offering.

The Government may impose exchange controls and significant restrictions on remittances of Chilean pesos abroad, which could adversely affect your ability to convert and remit dividends, distributions or the proceeds from the sale of our common shares and the ADSs and could reduce the market price of our common shares and the ADSs.

You may be adversely affected if the Government imposes restrictions on the remittance abroad of the proceeds of investments in Chile and the conversion of the Chilean peso into foreign currencies. The Central Bank lifted remittance restrictions in April 2001. Nevertheless, the Central Bank still has the authority to reimpose such restrictions and, accordingly, we cannot assure you that such restrictions will not be reimposed in the future. Reimposition of such restrictions would hinder or prevent your ability, including that of the depositary for the ADSs, to convert dividends, distributions or the proceeds from any sale of our common shares into U.S. dollars and to remit the U.S. dollars abroad. The imposition of these restrictions would almost certainly have a material adverse effect on the market price of our common shares and the ADSs.

IAM does not have any material assets other than the shares of its subsidiary.

IAM conducts its operations through its operating subsidiary Aguas Andinas. It supports this operating subsidiary with technical and administrative services. As a result, it does not have any material assets other than the shares of its subsidiary. Dividends or payments IAM may be required to make would be subject to the availability of cash provided by Aguas Andinas. Transfers of cash from such subsidiary to IAM may be further limited by corporate and legal requirements. In the event that you were to assert a claim against IAM, any judgment you enforce against it would be limited to IAM's assets and not those of its subsidiary. See "Dividends and other distributions."

IAM's and Aguas Andinas' shareholders may decide at any time to change their existing policy of paying dividends and IAM may not be able to make distributions via capital reductions.

IAM's existing policy of paying dividends and/or making shareholder distributions through capital reductions is no guarantee that it will pay dividends or make such shareholder distributions in the future. IAM's shareholders can change its dividend policy by a two-thirds vote of its outstanding shares. Moreover, any distribution that IAM wants to make through a reduction in capital, which accounted for 66.5% of the total distributions relating to fiscal year 2004 results, will have to be approved by a two-thirds vote of its outstanding shares. As IAM's controlling shareholder after the offering will only have a 50.1% interest in IAM (assuming full exercise of UBS Securities LLC's over-allotment option), it will not be able to solely authorize such a distribution. Accordingly, there can be no assurance that IAM will be able to distribute 100.0% (after deducting its operating costs and corresponding provisions) of the distributions it receives from Aguas Andinas.

Furthermore, according to its by-laws, Aguas Andinas must annually distribute at least 30.0% of its net income for the preceding fiscal year unless the shareholders unanimously agree to distribute less. The current dividend policy of Aguas Andinas, as adopted at the most recent ordinary shareholders' meeting, is to distribute 100.0% of its net income for the preceding fiscal year as a dividend (30.0% as a mandatory dividend and the remaining 70.0% as an additional dividend), subject to current capitalization and investment and financing policies. This dividend policy is set every year at the annual ordinary shareholders' meeting, always subject to the requirements contained in the by-laws and pursuant to the Chilean Corporations Law, and can only be changed by the vote of its shareholders who hold a majority of the outstanding shares. We cannot assure you that Aguas Andinas' current dividend policy will not be changed in the future in a manner that would result in less than 100.0% of its net income being distributed as a dividend.

Our controlling shareholder after this offering may have interests that differ from those of our other shareholders.

Upon completion of this offering, we will have one controlling shareholder, Inversiones Aguas del Gran Santiago S.A., or IAGS, which we anticipate will own or control shares representing, in the aggregate, approximately 50.1% of our voting capital stock (assuming full exercise of UBS Securities LLC's over-allotment option). See "Principal and selling shareholders." As long as our controlling shareholder continues to own or control over 50.0% of our voting rights, it will control us. This will enable it, without the consent of the other shareholders, to elect the majority of our board of directors and remove directors and control our management and policies. If the interests of our controlling shareholder differ from those of our other shareholders, it could exercise such control in a manner which, although not detrimental to our corporate interests, could be detrimental to the interests of our other shareholders.

It is expected that non-corporate United States shareholders will be ineligible for the favorable United States federal income tax treatment that applies to dividend income received from certain foreign corporations.

Dividends received before January 1, 2009 by non-corporate United States shareholders on shares of certain foreign corporations will be subject to United States federal income tax at lower rates than other types of ordinary income if certain conditions are met. However, because neither our common shares nor the ADSs are readily tradable on an established securities market in the United States and there is no income tax treaty between Chile and the United States, we currently do not expect that those conditions will be met. As a result, distributions on our common shares or the ADSs paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be taxable as ordinary income to United States shareholders and will not be entitled to a reduced rate of taxation. See "Taxation—United States—ADSs—Taxation of Dividends."

Asserting your distribution and voting rights as a holder of the ADSs may prove more difficult than for holders of common shares.

It may not be possible, at certain times and for certain reasons outlined in "Description of American depositary shares," for the depositary to make cash, share or other distributions to ADS holders. In addition, ADS holders are not entitled to attend our shareholders' meetings and can vote only by giving timely instructions to the depositary in advance of the meeting. Under some circumstances, including our failure to provide the depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the depositary on how to vote for you. For a detailed description of your rights as an ADS holder, see "Description of American Depositary Shares."

Holders of common shares or the ADSs may be unable to exercise preemptive rights with respect to our common shares.

Pursuant to Chilean law, all of our shareholders are entitled to preemptive rights. Nevertheless, we will not be able to offer our common shares to U.S. holders of ADSs or common shares pursuant to preemptive rights granted to holders of our common shares in connection with any future issuance of our common shares unless a registration statement under the Securities Act is effective with respect to such common shares or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our common shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, The Bank of New York, as depositary, may attempt to sell the preemptive rights, if a market for such rights exists, and ADS holders will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and, in that case, U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

The protections afforded to minority shareholders in Chile are different from those in the United States, and may be more difficult to enforce.

Under Chilean law, the protections afforded to minority shareholders are different from those in the United States. In particular, case law with respect to shareholder disputes is less developed in Chile than in the United States and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

You are not able to effect service of process on us, our directors or executive officers within the United States, which may limit your recovery in any foreign judgment you obtain against us.

We are a *sociedad anónima abierta* (an open stock corporation) organized under the laws of Chile. All of our directors and executive officers reside outside the United States. All or a substantial portion of our assets and the assets of these persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or such persons or to enforce against us or them in U.S. courts judgments obtained in such courts predicated upon the civil liability provisions of the U.S. federal securities laws. We have been advised by our Chilean counsel, Prieto y Cía. Abogados, that there is doubt whether Chilean courts would enforce in all respects, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the U.S. federal securities laws or other foreign regulations brought against such persons or against us. For a description of these limitations, see "Enforcement of judgments."

You may not be able to fully exercise your withdrawal rights.

In accordance with Chilean laws and regulations, any shareholder that votes against specified actions or does not attend the meeting at which such actions are approved may withdraw from our company and receive payment for our shares according to a prescribed formula, provided that such shareholder exercises its rights within certain prescribed time periods. Specified actions triggering withdrawal rights include the approval of:

- the transformation of our company into an entity that is not a *sociedad anónima abierta* (an open stock corporation);
- our merger with or into another company;
- the sale of 50.0% or more of our assets, whether or not our liabilities are included, or the formulation of a business plan contemplating a sale on those terms;
- the creation of personal securities or asset-backed securities for the purpose of guaranteeing third-party obligations in excess of 50.0% of our assets;
- the creation of preferential rights for a class of shares or an amendment to those already existing rights, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected; and
- the remedy of nullification of our documents of incorporation caused by a formality or an amendment to such documents that results in the granting of a right to such remedy.

ADS holders will own a beneficial interest in shares held by the depositary bank and, accordingly, they will not be listed as shareholders on the share registry of our company. The depositary will not exercise withdrawal rights on behalf of ADS holders. Accordingly, in order to ensure a valid exercise of withdrawal rights, an ADS holder must cancel his ADSs and become a registered shareholder of the Company no later than the date that is five Chilean business days before the shareholders' meeting at which the vote that would give rise to withdrawal rights is taken, or the applicable record date for withdrawal rights that arise other than as a result of a shareholder vote. Withdrawal rights must then be exercised in the manner prescribed in the notice to shareholders that is required to be sent to shareholders of Chilean public companies advising such holders of their rights of withdrawal. If an event occurs that gives rise to withdrawal rights, ADS holders will have a limited time to cancel their ADSs and to become registered shareholders of the Company prior to the record date for the shareholders' meeting or other event giving rise to such withdrawal rights. If an ADS holder does not become a registered shareholder of the Company prior to such record date, he will not be able to exercise the withdrawal rights available to registered shareholders.

Exchange rate information

Chile has two currency markets, the *Mercado Cambiario Formal*, or Formal Exchange Market, comprised of banks and other entities authorized by the Central Bank, and the *Mercado Cambiario Informal*, or Informal Exchange Market, comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. Purchases and sales of foreign currencies that may be effected outside the Formal Exchange Market can be carried out on the Informal Exchange Market at the "spot rate." Pursuant to current Chilean regulations, the Central Bank must be informed of certain transactions, and it is empowered to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market. Both the Formal and Informal Exchange Markets are driven by free market forces.

The exchange rate of foreign currencies, which is reported by the Central Bank and published daily in the Chilean newspapers, is computed by taking the weighted average of the previous business day's transactions on the Formal Exchange Market, or the Observed Exchange Rate. The Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate, or the Informal Exchange Rate. There are no limits imposed on the extent to which the rate of exchange on the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant.

The following table sets forth, for the periods indicated, the annual low, high, average and period-end Observed Exchange Rates for U.S. dollars as reported by the Central Bank. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into, U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On October 31, 2005, the Observed Exchange Rate was Ch$543.49 = US$1.00.

	Observed exchange rates of Ch$ per US$1.00			
Year	Low	High	Average[1]	Period-End[2]
2000	501.04	580.37	539.05	573.65
2001	557.13	716.62	634.43	654.79
2002	641.75	756.56	689.50	718.61
2003	593.10	758.21	691.04	593.80
2004	557.40	649.45	609.41	557.40
2005 (through October)				
January	560.30	586.18	575.45	585.40
February	563.22	583.84	572.99	573.55
March	578.60	591.69	587.05	585.93
April	572.75	588.95	580.30	582.73
May	570.83	583.59	578.32	583.00
June	577.73	592.75	585.28	579.00
July	561.77	586.67	574.95	561.77
August	533.66	560.75	545.69	541.53
September	529.20	540.05	536.11	529.20
October	526.56	546.92	536.21	543.49

Source: Central Bank.

(1) *The daily average rates during the period.*

(2) *Reported on the first business day of the following month.*

Exchange controls

The Central Bank is responsible for, among other things, monetary policy and exchange controls in Chile. Foreign investments in Chile can be executed through either (i) an investment contract with Chile through the Foreign Investment Committee under Decree Law 600 of 1974 or (ii) a direct investment reported to the Central Bank under Chapter XIV of the Central Bank's Compendium of Foreign Exchange Regulations, or the Compendium. ADR facilities are executed pursuant to Chapter XIV of the Compendium.

The Compendium was materially amended on April 19, 2001. The main purpose of these amendments was to facilitate capital movements from and into Chile and to encourage foreign investment. Pursuant to this regulation, investors are allowed to freely enter into any kind of foreign exchange transaction, provided that certain transactions, established in the regulations, are conducted through the Formal Exchange Market (as defined above) and reported to the Central Bank.

Pursuant to the provisions of Chapter XIV of the Compendium, it is not necessary to seek the Central Bank's prior approval to establish an ADR facility. The only requirements are:

- any foreign investor acquiring shares to be converted into ADSs who has actually brought funds into Chile for that purpose must deliver those funds through an entity participating in the Formal Exchange Market;
- any foreign investor acquiring shares to be converted into ADSs must inform the Central Bank of the investment;
- all remittances of funds from Chile to the foreign investor upon the sale of the shares underlying the ADSs or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and
- all remittances of funds made to the foreign investors must be reported to the Central Bank.

If funds are brought into Chile with a purpose other than to acquire shares to convert them into ADSs, and subsequently such funds are used to acquire shares to be converted into ADSs, such investment must be reported to the Central Bank by the custodian within 10 days following the end of each 15-day period within which the custodian is obligated to deliver periodic reports to the Central Bank. Any foreign investor, other than the depositary, that has acquired shares and wishes to convert those shares into ADSs must assign such shares to the depositary, prior to any such conversion, and must inform the Central Bank of such assignment within 10 days following its execution.

No assurance can be given that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying shares of common stock or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

This summary does not purport to be complete and is qualified by reference to Chapter XIV of the Compendium, a copy of which is available in the original Spanish version at the Central Bank's website *www.bcentral.cl*.

Use of proceeds

Because the offering described in this offering memorandum will be a secondary offering of our common shares by the selling shareholders, we will not receive any proceeds from the offering. The selling shareholders will receive all net proceeds from the sale of our common shares in this offering.

Capitalization

The following table sets forth our consolidated capitalization in accordance with Chilean GAAP as of September 30, 2005. The information set forth in the table below is derived from our unaudited consolidated financial statements as of and for the nine months ended September 30, 2005 prepared in accordance with Chilean GAAP. You should read this table in conjunction with "Selected financial information," "Management's discussion and analysis of financial condition and results of operations" and our unaudited consolidated financial statements included elsewhere in this offering memorandum.

	At September 30, 2005	At September 30, 2005
	(Ch$ millions) (unaudited)	(US$ millions) (unaudited)
Short-term debt (including current portion of long-term debt)		
Bonds	35,723	67.5
Bank debt	25,716	48.6
Notes payable	3,335	6.3
Total short-term debt	64,774	122.4
Long-term debt		
Bonds	165,216	312.2
Bank debt	67,150	126.9
Notes payable	23,827	45.0
Total long-term debt	256,193	484.1
Total debt	320,967	606.5
Minority interest	173,835	328.5
Shareholders' equity		
Paid-in capital	468,751	885.8
Other reserves	11,835	22.4
Interim dividends	(10,998)	(20.8)
Net income for the year	11,436	21.6
Total shareholders' equity	481,024	909.0
Total capitalization	975,826	1,844.0

Dividends and other distributions

In 2004, IAM received 98.9% of its cash flow from operating activities in the form of dividends from Aguas Andinas. Accordingly, IAM's dividends and other distributions to its shareholders depend upon the dividend policies of Aguas Andinas as well as of those of IAM itself.

Aguas Andinas' dividend policy

According to its by-laws and Chilean law, Aguas Andinas must annually distribute at least 30.0% of its net income for the preceding fiscal year unless the shareholders unanimously agree to distribute less. Aguas Andinas' current dividend policy, as adopted at the most recent annual ordinary shareholders' meeting and applicable for fiscal year 2004 results, is to distribute 100.0% of its net income for the preceding fiscal year as a dividend (30.0% as a mandatory dividend and the remaining 70.0% as an additional dividend), subject to current capitalization, investment and financing policies. This dividend policy is set every year at the annual shareholders' meeting, by a vote of a majority of its shareholders, subject to the requirements contained in the by-laws and under the Chilean Corporation Law. We hold 51.2% of Aguas Andinas and will continue to hold the same interest following this offering. We intend to use our majority interest in Aguas Andinas to cause it to distribute 100.0% of its net income, subject to current or future capitalization, investment and financing requirements of Aguas Andinas.

The following table sets forth the dividends paid by Aguas Andinas as a percentage of its net income and the dividend amount received by IAM relating to IAM's 51.2% interest in Aguas Andinas in respect of the year indicated:

Year	Percentage of Aguas Andinas' net income	Amount in millions of Ch$ received by IAM (nominal figures)(1)(2)
1999	100%	8,036
2000	100%	23,220
2001	100%	25,893
2002	100%	28,426
2003	100%	31,278(3)
2004	100%	32,004

(1) *Reflects amount of dividend received by IAM with respect to each fiscal year listed; however, final dividend payments are actually received in the fiscal year immediately following the fiscal year in which they are declared.*

(2) *Stated in constant Chilean pesos as of December 31, 2004 with the exception of the line item relating to 2004, which has been stated in constant Chilean pesos as of May 31, 2005.*

(3) *Does not reflect distributions of Ch$71,683 million distributed to IAM as a result of the capital reduction undertaken by Aguas Andinas in fiscal year 2003.*

IAM's policy on dividends and other distributions

IAM distributes to its shareholders the cash it receives from Aguas Andinas, after payment of certain expenses and provisions, in the form of dividends and capital reductions. Of IAM's dividends and distributions in respect of 2004, Ch$10,736 million, or 33.5%, was paid as dividends and the rest were paid as a capital reduction.

IAM amortizes the goodwill relating to its investment in Aguas Andinas over a 20-year period, of which five years have transpired. This amortization period results in charges that reduce IAM's net income and, consequently, in order to fully distribute the cash received from Aguas Andinas, IAM has in the past

carried out capital reductions equivalent in amount to the amortization charges for each year and expects to continue to do so in the future. Under Chilean law, a capital reduction requires a vote of two-thirds of the issued shares. In 2004, goodwill amortization represented Ch$20,756 million. See "Taxation" for a more detailed discussion of the tax treatment of both dividend distributions and distributions relating to capital reductions.

IAM's dividend policy is set forth in its by-laws and, pursuant to the Chilean Corporation Law and such by-laws, any amendment to such policy must be approved at a shareholders' meeting by two-thirds of the issued shares with voting rights. IAM's dividend policy set forth in its by-laws is as follows: (i) IAM is legally required to pay a dividend equivalent to 30.0% of its net income for each fiscal year, unless the shareholders agree through a unanimous vote to distribute less; (ii) however, in the event that the combined cash distributions consisting of dividends and capital reductions that IAM receives from Aguas Andinas in any fiscal year (after subtracting its operational and non-operational expenses and corresponding provisions according to applicable accounting principles) exceed the above-mentioned 30.0%, IAM is required to pay a dividend equivalent to 100.0% of such cash distribution (but in no event greater than 100.0% of IAM's distributable net income for such fiscal year) within 60 business days after the relevant annual ordinary shareholders' meeting, unless two-thirds of the shareholders with voting rights agree to distribute less (which in no case could be less than the above-mentioned 30.0%).

Historically, IAM has distributed approximately 100.0% of the distributions it received from Aguas Andinas (after subtracting its operating expenses) formerly via profit distributions or through capital reductions, and following its transformation into an open stock corporation in July 2005 via dividend payments. During the period from January 2000 to September 2005, IAM distributed Ch$227,302 million to its shareholders, of which Ch$39,923 million was distributed in the form of profit distributions or dividends and Ch$187,379 million was distributed through a capital reduction (such calculations being made using constant Chilean pesos as of December 31, 2004 for amounts distributed between January 2000 and December 2004 and constant Chilean pesos as of September 30, 2005 for amounts distributed between January 2005 and September 2005).

IAM currently anticipates that, barring a material change in law or circumstances, it will continue to distribute approximately 100.0% of the cash distributions it receives from Aguas Andinas (after deducting its operating expenses and corresponding provisions) to its shareholders through the use of dividend payments and/or capital reductions. Nevertheless, we cannot assure you that IAM will be able to carry out such policy or that such policy will not be changed in the future.

Policies for the payment of dividends of IAM and Aguas Andinas

When one (or more) interim dividends are paid during the fiscal year, which correspond to the net income expected for such year, a final dividend is declared at the annual shareholders' meeting in an amount that, together with the interim dividends previously paid, is sufficient to satisfy the statutory requirement and the corresponding dividend policy. Such final dividend is paid on a date fixed by the board of directors, generally in April or May of the following year.

Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. With respect to IAM, holders of ADSs on the applicable record dates for the ADSs will be entitled to all dividends paid on the ADSs.

Direct shareholders who are not residents of Chile must register as foreign investors under one of the foreign investment regimes contemplated by Chilean law to have dividends, sale proceeds or other amounts with respect to their shares remitted outside of Chile through the Formal Exchange Market. Dividends received in respect of shares of common stock by holders, including holders of ADSs who are not Chilean residents, are subject to Chilean withholding tax. See "Taxation" and "Exchange controls."

Selected financial information

The following selected consolidated financial information as of December 31, 2002, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 has been derived from our financial statements audited by Deloitte in accordance with auditing standards generally accepted in Chile. The consolidated financial information as of and for the nine months ended September 30, 2004 and 2005 has been derived from our unaudited financial statements. It is not necessarily indicative of the results to be expected for the year ending December 31, 2005. These financial statements, contained elsewhere in this offering memorandum, have been prepared in accordance with Chilean GAAP.

Chilean GAAP differs in certain important respects from U.S. GAAP. See "Annex A—Summary of significant differences between Chilean GAAP and U.S. GAAP" for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us.

These data are qualified in their entirety by reference to, and should be read in conjunction with, our audited annual consolidated financial statements and our unaudited quarterly financial statements, including the notes thereto, and "Management's discussion and analysis of financial condition and results of operations."

Selected financial information

The following table presents our consolidated financial information restated in constant Chilean pesos as of December 31, 2004, except for the consolidated financial information regarding us as of and for the nine months ended September 30, 2005 and September 30, 2004, which has been restated in constant Chilean pesos as of September 30, 2005.

	As of and for the year ended December 31,						As of and for the nine months ended September 30,		
	2000	2001	2002	2003	2004	2004	2004	2005	2005
	(in millions of constant Ch$ at December 31, 2004)					(in millions of US$)(1)	(in millions of constant Ch$ at September 30, 2005)		(in millions of US$)(1)
						(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statements of income									
Revenues from operations	116,446	131,914	156,150	172,608	188,641	356.5	144,380	155,429	293.7
Costs of operations	(37,524)	(40,975)	(55,714)	(60,953)	(79,033)	(149.3)	(59,333)	(61,444)	(116.1)
Administrative and selling expenses	(29,445)	(30,879)	(31,710)	(35,004)	(26,058)	(49.2)	(22,830)	(23,369)	(44.2)
Operating income	49,477	60,060	68,726	76,651	83,550	157.9	62,217	70,616	133.4
Equity in income (losses) of equity affiliates, net(2)	242	409	(4)	0	0				
Goodwill amortization	(22,310)	(24,493)	(24,726)	(24,587)	(24,587)	(46.5)	(18,882)	(18,882)	(35.7)
Financial (expenses) income, net(3)	9,959	2,178	(328)	(1,344)	(11,849)	(22.4)	(9,393)	(8,585)	(16.2)
Price-level restatement and exchange differences	(3,799)	(2,467)	(2,299)	(1,670)	1,003	1.9	1,398	1,406	2.7
Other non-operating income (expense), net(4)	(2,091)	3,690	3,974	4,765	6,302	11.9	4,678	4,817	9.1
Income before income taxes, minority interest and amortization of negative goodwill	31,478	39,377	45,343	53,815	54,420	102.8	40,018	49,372	93.3
Income taxes	(8,386)	(10,133)	(11,476)	(14,358)	(13,183)	(24.9)	(10,260)	(11,785)	(22.3)
Minority interest(5)	(22,140)	(24,758)	(27,331)	(29,841)	(30,500)	(57.6)	(22,515)	(26,151)	(49.4)
Net income	952	4,484	6,537	9,617	10,736	20.3	7,243	11,436	21.6
Balance sheet data									
Total assets	957,341	1,048,687	1,145,143	1,074,007	1,095,621	2,070.3	1,112,824	1,031,136	1,948
Long-term liabilities	33,225	89,584	164,094	323,217	303,062	572.7	332,598	269,164	508.6
Minority interest(5)	236,819	239,587	242,609	174,895	185,051	349.7	180,771	173,835	328.5
Total shareholders' equity	651,404	655,889	663,072	511,160	521,896	986.2	530,656	481,024	909
Other consolidated financial data									
Capital expenditures	35,724	478,957	96,172	100,976	41,252	78.0	35,028	19,456	36.8
Depreciation and amortization of intangibles	17,883	21,200	26,277	27,817	33,294	62.9	24,810	25,310	47.8
Operating data									
Total water customers(6)	1,342,977	1,372,882	1,401,325	1,435,723	1,467,114	N/A	1,458,898	1,504,113	N/A
Total sewage collection customers(6)	1,314,552	1,343,001	1,371,525	1,404,739	1,437,806	N/A	1,430,543	1,474,203	N/A
Total water invoiced (in millions of cubic meters)(7)	451.9	453.1	464.9	469.0	460.2	N/A	342.2	343.1	N/A
Sewage collection invoiced (in millions of cubic meters)	454.0	451.8	463.4	465.4	457.4	N/A	340.1	341.9	N/A
Sewage treatment and disposal invoiced (in millions of cubic meters)	396.6	395.2	403.1	403.5	396.9	N/A	295.4	297.5	N/A
Sewage interconnection invoiced (in millions of cubic meters)	66.4	103.2	107.3	109.6	108.6	N/A	80.9	82.5	N/A
Total water coverage(6)	100.0%	100.0%	100.0%	100.0%	100.0%	N/A	N/A	N/A	N/A
Total sewage collection coverage(6)	97.9%	97.9%	98.0%	98.0%	98.3%	N/A	N/A	N/A	N/A
Total sewage treatment coverage(8)	4.2%	27.9%	28.4%	62.9%	67.1%	N/A	N/A	N/A	N/A

(1) *For the convenience of the reader, we have translated the Chilean peso amounts for the year ended December 31, 2004 and the nine months ended September 30, 2005 using a rate of Ch$529.2 to US$1.00, the U.S. dollar observed exchange rate reported for September 30, 2005 by the Central Bank. See "Exchange rate information" for further information about fluctuations in exchange rates.*

(footnotes continue on following page)

(2) Consists of the net of equity income and equity loss of equity affiliates in the income statements of the respective periods.

(3) Consists of the net of financial expenses and financial income in the income statements of the respective periods.

(4) Consists of the net of other non-operating expenses and other non-operating income in the income statements of the respective periods.

(5) Reflects the 48.8% of Aguas Andinas that IAM does not own.

(6) Data for Aguas Manquehue are included beginning in fiscal year 2002.

(7) Although fiscal year 2000 volume invoiced includes the aggregate volume invoiced for Aguas Cordillera and Aguas Los Dominicos, revenue was recognized for such companies solely for the last two quarters of that year.

(8) Figures for 2000 to 2004 correspond to the weighted average coverage for the urban population in the sewage treatment and disposal concession of the companies currently comprising Aguas Andinas.

We define EBITDA as operating income before depreciation and amortization. EBITDA, for the purposes of this offering memorandum, and as defined by us, excludes other "non-operating income (expense)." EBITDA is a non-GAAP measure that does not have a standardized meaning and, as such, may not be comparable to similarly titled measures provided by other companies. In addition, we have not calculated EBITDA in accordance with the guidelines adopted by the SEC regarding the use of non-GAAP financial measures. We disclose EBITDA because we use it as a measure of company performance and view it as a good indication of cash flow generation. In addition, we understand that certain investors use it as an indicator of our ability to meet debt service and capital expenditure requirements. EBITDA should not be considered in isolation or as a substitute for net income or operating income as an indicator of operating performance or cash flow as a measure of liquidity or ability to service debt obligations.

The following table sets forth, for the periods indicated, a reconciliation of IAM's operating income to EBITDA:

	Year ended December 31,				Nine months ended September 30,		
	2002	2003	2004	2004	2004	2005	2005
	(in millions of constant Ch$ at December 31, 2004)			(in millions of US$)(1) (unaudited)	(in millions of constant Ch$ at September 30, 2005) (unaudited)		(in millions of US$)(1) (unaudited)
Operating income	68,727	76,651	83,550	157.9	62,217	70,616	133.4
Depreciation	25,398	26,835	32,287	61.0	24,031	24,528	46.3
Amortization of intangibles	879	981	1,006	1.9	778	782	1.5
EBITDA(2)	95,004	104,467	116,843	220.8	87,026	95,926	181.2

(1) For the convenience of the reader, we have translated the Chilean peso amounts for the year ended December 31, 2004 and the nine months ended September 30, 2005 using a rate of Ch$529.2 to US$1.00, the U.S. dollar observed exchange rate reported for September 30, 2005 by the Central Bank. See "Exchange rate information" for further information about fluctuations in exchange rates.

(2) Defined as operating income before depreciation and amortization.

Management's discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto, which are included elsewhere in this offering memorandum and have been prepared in accordance with Chilean GAAP, which differs in significant respects from U.S. GAAP. See "Annex A—Summary of significant differences Between Chilean GAAP and U.S. GAAP."

OVERVIEW

We are, through our 51.2%-owned subsidiary, Aguas Andinas S.A., the largest water and sewage company in Chile. We believe that we are one of the largest private water and sewage companies in South America based on net revenues and customers. We provide water and sewage services in most of Santiago, Chile's capital and largest city, and in 18 localities in the Santiago Metropolitan Region, one of 13 regions in Chile. According to the *Instituto Nacional de Estadísticas*, or the Chilean National Institute of Statistics, the Santiago Metropolitan Region is the most populous region in Chile, with an estimated population at December 31, 2004 of 6.4 million, or approximately 40.0% of the population of Chile. According to the Central Bank, in 2003, the Santiago Metropolitan Region represented approximately 43.0% of Chile's total GDP.

Revenue

Our revenue is principally derived from the regulated services we provide relating to (i) water production and distribution, (ii) sewage collection, treatment and disposal, (iii) other regulated services (which include revenue relating to disconnection and reconnection charges and fees relating to certain monitoring activities of liquid industrial waste discharge) and fixed charges and (iv) non-regulated businesses (including, among others, liquid waste treatment services, environmental analysis services and the sale of sanitation materials, supplies and equipment). For 2004, 93.6% of our total revenue was from regulated services, of which 50.9% related to water operations and 38.9% related to sewage collection and treatment operations. To a much lesser extent, we received revenue from our non-regulated businesses and other regulated services, which, in 2004, represented 6.4% and 3.8%, respectively, of our total revenue.

Tariffs

The most important factor in determining our results of operations and financial condition is the tariffs set for our sales and services. As a natural monopoly, we are regulated by the SISS and our tariffs are set in accordance with the Sanitation Services Tariff Law. The Chilean regulatory system has been in effect since 1988 and provides a high level of stability in tariff levels. See "Regulatory framework—Tariffs." As a result of the technical framework contained in the current regulatory system, the Chilean market has not suffered the degree of politicization of its tariff-setting policies as have other countries in the region. Nonetheless, there can be no assurances that, in the event of recession or economic crisis, such political pressures would not be more manifest. See "Risk factors—Risks relating to our business—Our financial performance will be adversely affected if the tariffs do not adequately reflect our operating expenses and increases in inflation."

Our tariff levels are reset every five years and, during each five-year period, are subject to further monthly inflation-linked adjustment if the cumulative variations from the previous adjustment are 3.0% or more, as calculated with reference to various inflation indices. Specifically, adjustments are made based on a formula that refers to the Chilean Consumer Price Index, the Chilean Wholesale Price Index for Industrial Imported Goods and the Chilean Wholesale Price Index for Industrial Domestic Goods, all as measured by the Chilean National Institute of Statistics. In addition, tariffs are subject to adjustment to reflect additional services previously authorized by the SISS. The following table sets forth, for the periods indicated, the average tariffs per cubic meter of water, sewage collection and sewage treatment

and disposal and the percentage growth in real tariffs (all annual and nine-month figures are shown in constant Chilean pesos as of December 31, 2004 and September 30, 2005, respectively):

	As of and for the year ended December 31,				As of and for the nine months ended September 30,	
	2001	2002	2003	2004	2004	2005
	(Ch$ per cubic meter)					
Average tariff						
Water	Ch$188.7	Ch$200.3	Ch$208.3	Ch$208.7	Ch$213.2	Ch$221.1
Sewage collection[(1)]	65.6	68.1	70.8	70.4	71.7	92.8
Sewage treatment and disposal[(2)]	8.1	35.6	47.3	78.5	84.5	86.7
Sewage interconnection service[(3)]	14.2	44.9	55.8	91.5	95.1	90.3
Percentage growth						
Water	—	6.2%	4.0%	0.2%	—	3.7%
Sewage collection	—	3.8%	3.9%	(0.5)%	—	29.4%
Sewage treatment and disposal	—	337.2%	32.9%	65.9%	—	2.6%
Sewage interconnection service	—	216.8%	24.2%	63.9%	—	(5.1)%

(1) *Average sewage collection tariff for Aguas Andinas and its subsidiaries.*

(2) *Average sewage treatment and disposal tariff for those companies that have such concessions (Aguas Andinas and part of the concession area of Aguas Manquehue).*

(3) *Average tariff for those concessionaires that do not have a sewage disposal concession (Aguas Cordillera, Aguas Los Dominicos, part of the concession of Aguas Manquehue, SMAPA and Aguas Santiago).*

The tariff levels (i) for sewage treatment have increased from Ch$8.1 per cubic meter in 2001 to Ch$78.5 per cubic meter in 2004 and (ii) for interconnection service have increased from Ch$14.2 per cubic meter in 2001 to Ch$91.5 per cubic meter in 2004, both due to the opening of the El Trebal plant at the end of 2001 and La Farfana at the end of 2003. The opening of these plants has significantly increased the percentage of sewage treatment in the Santiago Metropolitan Region from 4.2% in 2000 to 67.1% in 2004. Upon opening each plant, the authorized tariff is increased throughout the system to take into account the capital investment that was required to complete the plant and to compensate the concessionaire for the additional service.

In each concession area, all consumers pay an identical tariff rate per cubic meter. Customers below the poverty line that consume fewer than 15 cubic meters per month, which represent approximately 6.9% of our total customers and 1.5% of our total revenues, benefit from a Government subsidy that reduces the amounts they are required to pay to us by approximately one-half. The cost of the subsidy is paid to us directly by the corresponding municipalities with funds received from the Government. We do not bear any cost relating to this subsidy. See "Description of our business—Water and sewage service subsidy."

Operating expenses and costs

Our costs and operating expenses consist of cost of sales and selling and administrative expenses. The most important items included in costs of sales are depreciation, which represented 38%, outsourcing certain services to third-party contractors, which represented 29%, and personnel, which represented 17%, in each case of our cost of sales for 2004. The most important items in selling and administrative expenses are personnel, which represented 47%, outsourcing services, which represented 27%, and general expenses, which represented 12%, in each case of our selling and administrative expenses for 2004.

Seasonality

Our business is seasonal, and our operating results may vary from quarter to quarter. We tend to experience our highest levels of demand and revenue during the Chilean summer months (December to March) and our lowest levels of demand and revenue during the Chilean winter months (June to September). In general, demand for water is higher in warmer months than during cooler months due primarily to additional requirements for water in connection with irrigation systems and other outside water use. Moreover, pursuant to Chilean law, we are authorized to impose an over-consumption charge on our customers during peak demand periods, a fact that further increases our revenue in such months. Due to the factors described above, quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance.

Capital investments

One of the most important variable amounts affecting our results of operations and our financial condition is the capital investments that we carry out. There are two types of capital investments:

- *Committed investments.* We are required to agree to an investment plan with the SISS, which describes the investments that we are required to make during the 15-year period following the date on which the relevant investment plan goes into effect. Specifically, the investment plan reflects a commitment on our part to undertake certain projects related to maintaining certain quality and coverage standards and not to a specific amount that we are required to invest. Such investment plan is subject to review every five years, and we can request amendments to the plan upon the occurrence of certain material events. We are currently working with the SISS on the five-year review of our investment plan, a resolution of which is expected prior to year-end.
- *Non-committed investments.* Non-committed investments are those outside of the approved investment plans that are voluntarily made by us in order to ensure the quality of our services and to replace obsolete assets and generally relate to, among others, the replacement of network infrastructure and other assets, investment in information and control systems, maintenance of commercial and administrative offices, purchase of water rights and investments in non-regulated businesses. While we do not receive specific tariffs for such investments, costs associated with such investments are included in our water and sewage tariffs as operational costs that the theoretical model company would have to incur. See "Regulatory framework—Tariffs." Nevertheless, unexpected breakages and unscheduled maintenance to our water and sewage networks, treatment plants and other infrastructure may require us to incur additional capital expenditures. Although all of our currently anticipated capital expenditures are included in our maintenance and capital expenditure budget, further unforeseen, material capital expenditures could have a material adverse effect on our financial condition and results of operations.

Under Chilean GAAP, we are permitted to capitalize our interest on construction in progress in capital investments. Consequently, changes to our capital investment plan affect the amount of interest expense credited from the income statement and recorded in work in progress under "Fixed Assets" in our balance sheet.

See "—Liquidity and capital resources—Capital expenditures" below and "Risk factors—Risks relating to our business—We have substantial liquidity and capital resource requirements, and any failure to obtain new financing may have a material adverse effect on the operation and development of our business."

Principal trends affecting our business

- *New tariffs for 2005 to 2010.* Our tariff levels are reset every five years and, during such five-year period, are subject to certain further adjustments, including adjustments to reflect inflation. We

recently completed the tariff renewal negotiation process, and tariff increases approved during such process by the Ministry of Economy became effective March 1, 2005 for Aguas Andinas, May 19, 2005 for Aguas Manquehue and June 30, 2005 for Aguas Cordillera and Aguas Los Dominicos. As a result of such process, Aguas Andinas and its subsidiaries obtained an average tariff increase of 4.5% when compared to the tariffs that were in effect during February 2005. After taking into account the application of indexation formulas for the years 2004 and 2005, the impact on the average tariff for 2005 is expected to represent an increase of approximately 13% with respect to 2004. As a result of such event, we do not expect our tariff structure for the period 2005-2010 to materially change, thus giving our business a relatively stable framework in which to operate.

- *Expansion of sewage treatment activities.* In early 2000, we launched our sewage treatment initiative as the direct result of the investment development plan defined jointly with the SISS. This initiative constitutes one of the greatest environmental investments in Chilean history and will considerably improve the quality of life of the inhabitants in the Santiago Metropolitan Region. Although our first sewage treatment plants date back to 1977, as of December 31, 2000, only 4.2% of the population in our concession areas had their sewage treated. By mid-2000, our management ordered the acceleration of the construction of El Trebal and La Farfana (the latter, one of the largest sewage treatment plants in the world, and the largest in Latin America) in order that they begin operations in 2001 and 2003, respectively. As a result of such action, our sewage treatment coverage had reached 67.1% by 2004.
- *Increased numbers of customers partially offset by declines in consumption.* Over the last five years, we have experienced steady annual growth of approximately 2.2% in our number of customers. Nevertheless, over the same period, we have witnessed an average annual decline of approximately 1.4% in individual consumption levels due to, among other things, technological advances in, among other things, sanitation equipment and irrigation systems, decreased average household size and price elasticity. Despite such decline in average customer consumption levels, total physical sales have increased an annual average of approximately 0.7% in the last five years.
- *Growth of non-regulated businesses.* The net revenues of our non-regulated businesses grew 48.9% in 2004 and 47.1% in 2003. We believe that this sector of our business will continue to grow and will provide us with further opportunity to increase our margins.
- *Generally stable operating margins.* Due to our relatively stable customer base and the fact that the majority of our business is regulated with a pre-set tariff structure, we are able to anticipate future revenue streams and operating costs such that we can maintain generally stable operating margins. Over the last three years, our EBITDA as a percentage of our net revenues was 60.8% for 2002, 60.5% for 2003 and 61.9% for 2004.

Discussion of critical accounting policies

Critical accounting policies are those that both are important to the portrayal of our financial conditions and results of operations and that require the most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. In order to provide an understanding of the way in which our management forms its judgments about future events, including the variables and assumptions underlying the estimates and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

- *Allowance for doubtful accounts.* Estimating the allowance for doubtful accounts is performed through an analysis of the age, collection history, and collection status of the trade accounts receivable, notes receivable and sundry debtors, both those receivables specifically identified as potentially requiring an allowance and the accounts receivable portfolio as a whole. Results of the analysis may be

impacted by: (i) division of the portfolio into subsidized versus non-subsidized accounts receivable; and (ii) the fact that we have the ability, pursuant to Chilean law, to suspend services to non-paying customers. Our estimates are based on the following historical trends: (i) accounts receivable that are more than eight months overdue are recovered less than 1% of the time, and (ii) accounts receivable for those customers for whom invoicing has been suspended and services have been discontinued have a very limited chance of recovery (nearing 0%). Based upon these underlying trends, we extrapolate the appropriate allowance percentage to be used in calculating the allowance for each type of receivable depending on its age. See Note 2 to our consolidated financial statements contained elsewhere in this offering memorandum for a description of the percentage provisioned for each accounts receivable segment.

- *Fixed Assets.* The useful life considered for the purposes of calculating depreciation is based on technical studies made by external consultants that are performed whenever new equipment and/or materials are acquired or whenever there are indications that changes to our selected useful lives should be made. Such studies consider various factors in assigning a useful life including the nature of the equipment. Such factors generally include:
  - the quality of the water/sewage which our equipment treats/utilizes and expected wear and tear associated with the equipment's interaction with the associated chemical and bacteriological elements;
  - the expected trends in volume of treated output; and
  - the terrain on which the equipment is installed.

  We also have a maintenance policy designed to identify the optimal timing of preventive and corrective maintenance. Because scheduled repairs under this policy are based on a probability analysis of asset breakdown largely related to the age of the assets, repair and maintenance expenses may vary from year to year based on the average age of our fixed asset base.

  We evaluate the recoverability of our long-term assets in accordance with Technical Bulletin N° 33 "Accounting Treatment of Fixed Assets" issued by the Chilean Institute of Accountants. Long-term assets are reviewed to assess possible impairment by reviewing whether or not an entity, on a permanent basis, does not generate sufficient operating revenues to cover all its costs, including the depreciation of fixed assets taken as a whole. Should an entity generate an operating loss and if the net book value of the fixed assets is higher than their realization value, under Chilean GAAP, we are required to reassess, based on an operating income (loss) breakeven analysis, the impairment loss that needs to be recorded against non-operating expenses.

- *Intangibles.* Water rights, rights of way and other rights are shown at their restated cost of acquisition, net of amortization, in accordance with Technical Bulletin N° 55 of the Chilean Institute of Accountants. Intangible assets are amortized over the expected period of return on the investment considering such factors as (i) legal, regulatory or contractual limitations; (ii) predictable life of the business or industry; (iii) economic factors (obsolescence of products, changes in demand, etc.); (iv) expected reactions by current or potential competitors; and (v) natural and climatic factors and technological changes that affect the capacity to generate profits. Useful lives may require modifications over time due to changes in estimates recorded as a result of changes in assumptions about the underlying factors mentioned above.

- *Goodwill.* Goodwill represents the excess paid over the proportional book equity value on the purchase of shares in Aguas Andinas, Aguas Cordillera and Comercial Orbi II S.A., the holding company of Aguas Manquehue. Negative goodwill represents the proportional equity value of the excess of the book value over the price paid on the purchase of shares in Hidráulica Manquehue Ltda., a shareholder of Aguas Manquehue. This goodwill (positive and negative) is amortized over a period

of 20 years from the date of acquisition because such time period reflects the period over which the return on the associated investment will occur primarily based on projected profitability.

- *Income from Sales.* Our business-related sales are recorded on the basis of metered consumption levels and billed to each customer based upon tariffs which are set by the SISS every five years. We perform meter readings throughout the month based on the billing group to which our customers are assigned. For some billing groups, we accrue revenue based on the tariffs which would be applicable to the metered consumption that we have read. For other billing groups, due to the fact that we do not possess the metered consumption level information on the closing date of the month, we estimate consumption levels based upon prior month's metered consumption level. Inherent, therefore, in these estimates is our allocation of consumption between that to which the normal tariff applies and that to which the overconsumption tariff applies. Any difference between the actual consumption for that month and the estimate is trued up in the following month.

- *Contingencies.* Contingencies are recorded in accordance with Technical Bulletin N° 6 issued by the Chilean Institute of Accountants, which requires accruals for loss on contingencies when the losses are deemed probable and reasonable of estimation. The contingencies disclosed in our consolidated financial statements contained elsewhere in this offering memorandum correspond primarily to lawsuits involving Aguas Andinas.

RESULTS OF OPERATIONS

General

The following table sets forth, for the periods indicated, certain items derived from our statements of income:

	As of and for the year ended December 31,						As of and for the nine months ended September 30,			
	2002		2003		2004		2004		2005	
	(Ch$)[1]	(%)	(Ch$)[1]	(%)	(Ch$)[1]	(%)	(Ch$)[2] (unaudited)	(%)	(Ch$)[2] (unaudited)	(%)
Statements of income										
Revenues from operations	156,150	100.0%	172,608	100.0%	188,641	100.0%	144,380	100.0%	155,429	100.0%
Costs of operations	(55,714)	(35.7)%	(60,953)	(35.3)%	(79,033)	(41.9)%	(59,333)	(41.1)%	(61,444)	(39.5)%
Administrative and selling expenses	(31,710)	(20.3)%	(35,004)	(20.3)%	(26,058)	(13.8)%	(22,830)	(15.8)%	(23,369)	(15.0)%
Operating income	68,726	44.0%	76,651	44.4%	83,550	44.3%	62,217	43.1%	70,616	45.4%
Equity in income (losses) of equity affiliates, net[3]	(4)	0.0%	0	0,0%	0	0.0%	—	0.0%	—	0.0%
Goodwill amortization	(24,726)	(15.8)%	(24,587)	(14.2)%	(24,587)	(13.0)%	(18,882)	(13.1)%	(18,882)	(12.1)%
Financial (expenses) income, net[4]	(328)	(0.2)%	(1,344)	(0.7)%	(11,849)	(6.3)%	(9,393)	(6.5)%	(8,585)	(5.5)%
Price-level restatement and exchange differences	(2,299)	(1.4)%	(1,670)	(1.0)%	1,003	0.5%	1,398	1.0%	1,406	0.9%
Other non-operating income (expense), net[5]	3,974	2.5%	4,765	2.8%	6,302	3.3%	4,678	3.2%	4,817	3.1%
Income before income taxes, minority interest and amortization of negative goodwill	45,343	29.0%	53,815	31.2%	54,420	28.8%	40,018	27.7%	49,372	31.8%
Income taxes	(11,476)	(7.3)%	(14,358)	(8.3)%	(13,183)	(7.0)%	(10,260)	(7.1)%	(11,785)	(7.6)%
Minority interest[6]	(27,331)	(17.5)%	(29,841)	(17.3)%	(30,500)	(16.2)%	(22,515)	(15.6)%	(26,151)	(16.8)%
Amortization of negative goodwill	0	(0.0)%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Net income	6,537	4.2%	9,617	5.6%	10,736	5.7%	7,243	5.0%	11,436	7.4%

(footnotes on following page)

(1) *Millions of constant Chilean pesos at December 31, 2004.*

(2) *Millions of constant Chilean pesos at September 30, 2005.*

(3) *Consists of the net of equity income and equity loss of equity affiliates in the income statements of the respective periods.*

(4) *Consists of the net of financial expenses and financial income in the income statements of the respective periods.*

(5) *Consists of the net of other non-operating expenses and non-operating income in the income statements of the respective periods.*

(6) *Reflects the 48.8% of Aguas Andinas that IAM does not own.*

Nine months ended September 30, 2005 compared to nine months ended September 30, 2004

Net revenue

Net revenue for the nine months ended September 30, 2005 increased by 7.7% to Ch$155,429 million (US$293.7 million) from Ch$144,380 million for the corresponding period in 2004. The following table sets forth, for the periods indicated, the principal components of our net revenue:

	Nine months ended September 30,			
	2004		2005	
	Ch$(1)	%	Ch$(1)	%
Water(2)	72,951	50.5%	75,844	48.8%
Sewage(3)	57,035	39.5%	64,962	41.8%
Other regulated business(4)	5,026	3.5%	3,975	2.6%
Non-regulated business	9,368	6.5%	10,648	6.9%
Total	144,380	100.0%	155,429	100.0%

(1) *Millions of constant Chilean pesos at September 30, 2005.*

(2) *Includes water production and distribution invoiced.*

(3) *Includes sewage collection, sewage treatment and interconnection service revenue. Our interconnection services are those through which we interconnect our system to that of SMAPA, Aguas Santiago and Santa Rosa del Peral in order to provide their customers with sewage treatment and disposal services.*

(4) *Includes other regulated services (which include revenue relating to disconnection and reconnection charges and fees relating to certain monitoring activities of liquid industrial waste discharge), fixed charges and accruals for water, sewage disposal and sewage treatment revenues.*

The increase in net revenue for the nine months ended September 30, 2005 of Ch$11,049 million resulted from the following factors:

- *Water.* Water revenue increased Ch$2,893 million, or 4.0%, for the nine months ended September 30, 2005 to Ch$75,844 million (US$143.3 million) from Ch$72,951 million for the corresponding period in 2004 principally due to (i) Ch$2,694 million related to an increase in the average tariff of 3.7% principally resulting from the tariff increases (and related indexation formulas) approved by the SISS in the five-year review that became effective March 1, 2005 for Aguas Andinas, May 19, 2005 for Aguas Manquehue and June 30, 2005 for Aguas Cordillera and Aguas Los Dominicos and (ii) Ch$199 million related to a 0.3% increase in water sales volume as a result of a 2.6% growth in the number of customers, partially offset by a 2.3% decline in individual consumption;
- *Sewage.* Sewage revenue increased Ch$7,927 million, or 13.9%, for the nine months ended September 30, 2005 to Ch$64,962 million (US$122.8 million) from Ch$57,035 million for the

corresponding period of 2004 principally due to (i) Ch$7,823 million related to an increase in average tariffs of 29.4% and 2.6% for sewage collection and sewage treatment, respectively, resulting from the tariff increases approved by SISS in the five-year review which became effective March 1, 2005 for Aguas Andinas, May 19, 2005 for Aguas Manquehue and June 30, 2005 for Aguas Cordillera and Aguas Los Dominicos and (ii) Ch$349 million related to a 0.5% and 0.7% increase in sewage collection sales volume and sewage treatment sales volume, respectively, which was partially offset by a decrease of Ch$244 million in interconnection revenue due to the combination of a 5.1% decrease in the interconnection tariff and a 2.0% increase in interconnection sales volume; and

- *Non-regulated businesses.* Non-regulated business revenue increased Ch$1,280 million, or 13.7%, for the nine months ended September 30, 2005 to Ch$10,648 million (US$20.1 million) from Ch$9,368 million for the corresponding period of 2004 due principally to an increase of Ch$743 million in fees to households attributable to installation, cleaning and calibration services and an increase of Ch$557 million in services to private companies related to liquid residue or spillage clean-up.

Cost of sales

Cost of sales for the nine months ended September 30, 2005 increased 3.6% to Ch$61,444 million (US$116.1 million) from Ch$59,333 million for the corresponding period in 2004. This increase of Ch$2,111 million was due to the following principal factors:

- Ch$2,256 million of the increase related to increased costs incurred to remove sludge from La Farfana and its transportation for drying and treatment in a location outside of Santiago;
- Ch$512 million of the increase was due to a 5.2% increase in personnel costs due principally to increased severance payments not previously accrued as contingencies under certain individual employment contracts related to personnel reductions;
- Ch$929 million of the increase was due to a 4.2% increase in depreciation principally due to decreases in the estimated useful life of certain machines and equipment that was partially offset by lower depreciation for water connections due to extended estimated useful life of some materials; and
- Ch$174 million of the increase was due to a 4.1% increase in energy costs principally attributable to increases in the tariff rate of electricity;

which increases were partially offset by:

- a decrease of Ch$1,951 million in services, chemicals and materials principally due to a decrease in costs relating to the operation by Degrémont S.A. Aqencia en Chile, or Degrémont, of the La Farfana sewage treatment plant as the terms of the contract were modified. See "Description of our business—Description of our activities—Sewage operations—Sewage treatment and disposal" and "Transactions with related parties—Relationships and related transactions."

Selling and administrative expenses

Selling and administrative expenses for the nine months ended September 30, 2005 increased 2.4% to Ch$23,369 million (US$44.2 million) from Ch$22,830 million for the corresponding period in 2004. This increase of Ch$538 million was principally due to a Ch$572 million increase in personnel costs due principally to increased severance payments not previously accrued as contingencies under certain individual employment contracts related to personnel reductions.

Net operating income

Due to the factors set forth above, our net operating income for the nine months ended September 30, 2005 increased 13.5% to Ch$70,616 million (US$133.4 million) from Ch$62,217 million for the corresponding period of 2004. As a percentage of net revenue, our net operating income increased to 45.4% in the nine months ended September 30, 2005 from 43.1% in the corresponding period of 2004.

Financial expenses, net

Our net financial expenses for the nine months ended September 30, 2005 decreased 8.6% to Ch$8,585 million (US$16.2 million) from Ch$9,393 million for the corresponding period of 2004. This decrease resulted principally from an increase of Ch$891 million, or 26.5%, in interest income as a result of a higher treasury balance and increased results in the buy-back of reimbursable financial contributions partially offset by an increase of Ch$83 million, or 0.7%, in financial expenses.

Other non-operating income (expense), net

Our other net non-operating income (expense) for the nine months ended September 30, 2005 increased 3.0% to Ch$4,817 million (US$9.1 million) from Ch$4,678 million for the corresponding period of 2004. This increase resulted principally from an increase of Ch$728 million in sales of fixed assets, an increase of Ch$513 million in revenue received from suppliers relating to contractual damages and indemnities and which was partially offset by a decrease of Ch$1,156 million received from third parties related to new areas under development that are currently not within our water and sewage systems.

Goodwill amortization

Our goodwill amortization charge for the nine months ended September 30, 2005 was Ch$18,882 million (US$35.7 million). This charge reflects the goodwill amortization of Ch$15,940 million of our investment in Aguas Andinas and the goodwill amortization of Ch$2,942 million of our investment in Aguas Cordillera and Aguas Manquehue.

Price level restatement and exchange differences

We recorded a gain of Ch$1,406 million (US$2.7 million) for the nine months ended September 30, 2005 due to monetary correction compared to a gain of Ch$1,398 million for the corresponding period in 2004. Such decrease resulted from a fluctuation in the non-monetary assets and liabilities requiring adjustments for the effect of inflation.

Since we do not have significant assets or liabilities denominated in currencies other than the Chilean peso, we are not exposed to significant gains or losses due to exchange rate fluctuations. See "—Quantitative and qualitative disclosures about market risk—Exchange rate risk."

Income taxes

Our income taxes for the nine months ended September 30, 2005 increased 14.9% to Ch$11,785 million (US$22.3 million) from Ch$10,260 million for the corresponding period in 2004, principally due to higher pre-tax income.

Minority interest

Our minority interest charge was Ch$26,151 million (US$49.4 million) for the nine months ended September 30, 2005 and Ch$22,515 million for the corresponding period in 2004, reflecting the 48.8% of Aguas Andinas that we do not own.

Net income

Due to the factors set forth above, our net income for the nine months ended September 30, 2005 increased 57.9% to Ch$11,436 million (US$21.6 million) from Ch$7,243 million for the corresponding period in 2004.

Year ended December 31, 2004 compared to year ended December 31, 2003

Net revenue

Net revenue for 2004 increased by 9.3% to Ch$188,641 million (US$356.5 million) from Ch$172,608 million for 2003. The following table sets forth, for the periods indicated, the principal components of our net revenue:

	Year ended December 31,			
	2003		2004	
	Ch$(1)	%	Ch$(1)	%
Water(2)	97,699	56.6%	96,025	50.9%
Sewage(3)	58,153	33.7%	73,297	38.9%
Other regulated business(4)	8,584	5.0%	7,156	3.8%
Non-regulated business	8,172	4.7%	12,163	6.4%
Total	172,608	100.0%	188,641	100.0%

(1) *Millions of constant Chilean pesos at December 31, 2004.*

(2) *Includes water production and distribution invoiced.*

(3) *Includes sewage collection, sewage treatment and interconnection service revenue.*

(4) *Includes other regulated services (which include revenue relating to disconnection and reconnection charges and fees relating to certain monitoring activities of liquid industrial waste discharge), fixed charges and accruals for water, sewage disposal and sewage treatment revenues.*

The increase in net revenue for 2004 of Ch$16,033 million resulted from the following factors:

- *Sewage.* Sewage revenue increased Ch$15,144 million, or 26.0%, for 2004 to Ch$73,297 million (US$138.5 million) from Ch$58,153 million for 2003 due principally to (i) Ch$12,582 million related to an increase in the average sewage treatment tariff of 65.9% resulting from charging additional tariffs for 11 months for sewage treatment carried out at La Farfana in 2004 (our ability to charge tariffs for La Farfana for the period from October 20, 2004 to November 21, 2004 was suspended due to circumstances which were subsequently resolved relating to odors emitted by such plant) as opposed to only three months during 2003 due to the fact that it commenced operations in late 2003 and (ii) Ch$3,907 million related to an increase in the average interconnection tariff of 63.9%, both of which were partially offset by (a) Ch$169 million related to a decrease in the average sewage collection tariff of 0.5% and (b) Ch$1,176 million related to decreases of 1.7%, 1.6% and 1.0%, respectively, in the sewage collection sales volume, sewage treatment sales volume and interconnection sales volume; and

- *Non-regulated businesses.* Non-regulated business revenue increased Ch$3,991 million, or 48.9%, for 2004 to Ch$12,163 million (US$23.0 million) from Ch$8,172 million for 2003 due principally to an increase of Ch$1,698 million in revenue derived from sales of pipes and other materials and services related to public works projects, an increase of Ch$1,110 million in fees to households attributable to installation, cleaning and calibration services and an increase of Ch$1,099 million in services to private companies related to liquid residue or spillage clean-up;

which increases were partially offset by:

- *Water.* A 1.7% decline in water revenue for 2004 to Ch$96,025 million (US$181.5 million) from Ch$97,699 million for 2003 due to a 1.9% decline in water sales volume that was only partially offset by a 0.2% increase in average tariffs. The decline in consumption occurred despite a 2.3% increase in customers, which was more than offset by a 4.0% decrease in average individual consumption.

Cost of sales

Cost of sales for 2004 increased 29.7% to Ch$79,033 million (US$149.3 million) from Ch$60,953 million for 2003. This increase of Ch$18,080 million was due to the following principal factors:

- Ch$6,654 million of the increase was due to a 40.1% increase in services resulting primarily from the operation by Degrémont of La Farfana for the complete year and also to increased purchases of materials relating to non-regulated businesses. See "Description of our business—Description of our activities—Sewage operations—Sewage treatment and disposal;"
- Ch$5,473 million of the increase was due to a 21.9% increase in depreciation due to (i) the effect of a complete year of depreciation of La Farfana, compared to three months in 2003, and (ii) increased depreciation due to decreases in the estimated useful life of certain machines and equipment, which was only partially offset by lower depreciation for water connections due to extended estimated useful life of some materials;
- Ch$2,148 million of the increase was due to a 60.6% increase in energy costs principally attributable to the full year costs of operation of La Farfana in 2004, as compared to costs related to three months of operation in 2003; and
- Ch$1,673 million of the increase was due to the necessity in late 2004 to remove sludge accumulated at La Farfana for drying and treatment in a location outside of Santiago.

Selling and administrative expenses

Selling and administrative expenses for 2004 declined 25.6% to Ch$26,058 million (US$49.2 million) from Ch$35,004 million for 2003. This decrease of Ch$8,946 million was principally due to a decrease of Ch$7,622 million related to the reversal of a provision of Ch$3,811 million in 2004 that was created in 2003.

Excluding the previous factor from the selling and administrative expenses for both years, the selling and administrative expenses reflected a decrease of 4.2% for 2004, compared to 2003.

Net operating income

Due to the factors set forth above, our net operating income for 2004 increased 9.0% to Ch$83,550 million (US$157.9 million) from Ch$76,651 million for 2003. As a percentage of net revenue, our net operating income declined to 44.3% in 2004 from 44.4% in 2003. On a pro forma basis after excluding the Ch$3,811 million provision mentioned above and the subsequent reversal of such provision, our net operating income would have declined as a percentage of net revenue to 42.3% in 2004 from 46.6% in 2003.

Financial expenses, net

Our net financial expenses for 2004 increased 781.6% to Ch$11,849 million (US$22.4 million) from Ch$1,344 million for 2003. This increase resulted principally from an increase in debt during the course of 2003 as a result of funds borrowed in connection with the construction of La Farfana, such that, in

2003, debt obligations increased from Ch$155,147 million at December 31, 2002 to Ch$312,474 million at December 31, 2003 and a further increase to Ch$329,154 million at December 31, 2004. In addition, in 2003, in accordance with Chilean GAAP, Ch$4,269 million in interest expense relating to assets under construction was capitalized, reducing the income statement charge. Because La Farfana was completed and entered into operation at the end of 2003, no further interest related to debt incurred in the construction of La Farfana was recognized in 2004. Finally, interest income declined 29.0% in 2004 as a result of lower cash balances maintained during such year.

Other non-operating income (expense), net

Our other net non-operating income (expense) for 2004 increased 32.2% to Ch$6,302 million (US$11.9 million) from Ch$4,765 million for 2003. This increase resulted principally from payments received from third parties related to new areas under development that are currently not within our water and sewage systems. In addition, we received increased payments from third parties in connection with public works related to installation of pipes and water and sewage infrastructure, which were partially offset by declines in payments for property expropriated by the Government in connection with public works projects.

Goodwill amortization

Our goodwill amortization charge for both of the years ended December 31, 2003 and 2004 was Ch$24,587 (US$46.5 million). This charge reflects the goodwill amortization of Ch$20,756 million of our investment in Aguas Andinas and the goodwill amortization of Ch$3,831 million of our investment in Aguas Cordillera and Aguas Manquehue.

Price level restatement and exchange differences

We recorded a gain of Ch$998 million (US$1.9 million) for 2004 due to monetary correction, compared to a charge of Ch$1,673 million for 2003, resulting from a fluctuation in the non-monetary assets and liabilities requiring adjustments for the effect of inflation.

Since we do not have significant assets or liabilities denominated in currencies other than the Chilean peso, we are not exposed to significant gains or losses due to exchange rate fluctuations. See "—Quantitative and qualitative disclosures about market risk—Exchange rate risk."

Income taxes

Our income taxes for 2004 declined 8.2% to Ch$13,183 million (US$24.9 million) from Ch$14,358 million for 2003, principally due to a Ch$1,175 million decline in deferred tax expense in 2004, as compared to 2003. Such decrease principally resulted from the fact that the taxable income in 2003 was higher due to an expense provision that was not considered part of our taxable income for such year.

Minority interest

Our minority interest charge was Ch$30,500 million (US$57.6 million) for 2004 and Ch$29,841 million for 2003, reflecting the 48.8% of Aguas Andinas that we do not own.

Net income

Due to the factors set forth above, our net income for 2004 increased 11.6% to Ch$10,736 million (US$20.3 million) from Ch$9,617 million for 2003.

Year ended December 31, 2003 compared to year ended December 31, 2002

Net revenue

Net revenue for 2003 increased by 10.5% to Ch$172,608 million from Ch$156,150 million for 2002. The following table sets forth, for the periods indicated, the principal components of our net revenue:

	Year ended December 31,			
	2002		2003	
	Ch$[1]	%	Ch$[1]	%
Water[2]	93,120	59.6%	97,699	56.6%
Sewage[3]	50,740	32.5%	58,153	33.7%
Other regulated business[4]	6,735	4.3%	8,584	5.0%
Non-regulated business	5,555	3.6%	8,172	4.7%
Total	156,150	100.0%	172,608	100.0%

(1) *Millions of constant Chilean pesos at December 31, 2004.*

(2) *Includes water production and distribution invoiced.*

(3) *Includes sewage collection, sewage treatment and interconnection service revenue.*

(4) *Includes other regulated services (which include revenue relating to disconnection and reconnection charges and fees relating to certain monitoring activities of liquid industrial waste discharge), fixed charges and accruals for water, sewage disposal and sewage treatment revenues.*

The increase in net revenue for 2003 of Ch$16,457 million resulted from the following factors:

- *Water.* Water revenue increased Ch$4,579 million, or 4.9%, for 2003 to Ch$97,699 million from Ch$93,120 million for 2002 due to (i) Ch$848 million related to a 0.9% increase in water sales volume and (ii) Ch$3,731 related to a 4.0% increase in average tariffs;
- *Sewage.* Sewage revenue increased Ch$7,413 million, or 14.6%, for 2003 to Ch$58,153 million from Ch$50,740 million for 2002 due principally to (i) Ch$1,379 million related to a 0.4% increase in sewage collection sales volume and a 3.9% increase in average sewage collection tariffs, (ii) Ch$4,739 million related to a 0.1% increase in sewage treatment sales volume and a 32.9% increase in average sewage treatment tariffs due to the collection of tariffs for three months of operation of La Farfana (which began operation on September 20, 2003) and (iii) Ch$1,295 million related to a 2.1% increase in interconnection sales volume and Ch$102 million related to a 24.2% increase in average interconnection tariffs; and
- *Non-regulated businesses.* Non-regulated business revenue increased Ch$2,617, or 47.1%, for 2003 to Ch$8,172 million from Ch$5,555 million for 2002, due principally to an increase of Ch$1,482 million in revenue derived from sales of pipes and other materials and services related to public works projects, an increase of Ch$204 million in fees to households attributable to installation, cleaning and calibration services and an increase of Ch$909 million in services to private companies related to liquid residue or spillage clean-up.

Cost of sales

Cost of sales for 2003 increased 9.4% to Ch$60,953 million from Ch$55,714 million for 2002. This increase of Ch$5,239 million was due to the following principal factors:

- Ch$1,550 million of the increase was due to a 15.3% increase in personnel costs due principally to (i) an increase in personnel associated with the growth of our sewage treatment operations and of our

non-regulated businesses and (ii) an increase in the level of bonuses paid to unionized employees that resulted from an increase in Aguas Andinas' return on equity due to the reduction of capital effected in 2003;

- Ch$1,424 million of the increase was due to a 6.1% increase in depreciation principally related to the initiation of operations of La Farfana in September 2003;
- Ch$887 million of the increase was due to a 33.4% increase in energy costs principally attributable to the increased energy use by our sewage treatment operations and the initiation of operations of La Farfana in September 2003; and
- Ch$816 million of the increase was due to a 44.8% increase in general expenses principally related to (i) an increase of Ch$371 million in insurance premiums under new insurance policies that reflected increased post-2001 premiums, (ii) an increase of Ch$112 million in property taxes and (iii) an increase of Ch$305 million due to the reclassification of fees relating to municipal sales permits to general expenses.

Selling and administrative expenses

Selling and administrative expenses for 2003 increased 10.4% to Ch$35,004 million from Ch$31,710 million for 2002. This decrease of Ch$3,294 million was principally due to a provision of Ch$3,811 million that was created in 2003.

Excluding the previous factor from the selling and administrative expenses for both years, the selling and administrative expenses reflected a decrease of 1.6% for 2003, compared to 2002.

Net operating income

Due to the factors set forth above, our net operating income for 2003 increased 11.5% to Ch$76,651 million from Ch$68,726 million for 2002. As a percentage of net revenue, our net operating income increased to 44.4% in 2003 from 44.0% in 2002.

Financial expenses, net

Our net financial expenses for 2003 increased 309.8% to Ch$1,344 million from Ch$328 million for 2002. This increase resulted principally from an increase in debt during the course of 2003 as a result of (i) funds borrowed in connection with the construction of La Farfana and (ii) increased debt related to our Series C and Series D bonds, such that, in 2003, debt obligations increased from Ch$155,147 million at December 31, 2002 to Ch$312,474 million at December 31, 2003. This was partially offset by an increase of Ch$3,243 million in interest income as a result of a higher treasury balance and increased results in the buy-back of reimbursable financial contributions.

Other non-operating income (expense), net

Our other net non-operating income (expense) for 2003 increased 19.9% to Ch$4,765 million from Ch$3,974 million for 2002. This increase resulted principally from an increase of (i) Ch$98 million in payments received from developers related to new areas under development that are currently not within our water and sewage systems and (ii) Ch$495 million in engineering-related revenue.

Goodwill amortization

Our goodwill amortization charge was Ch$24,587 for 2003 and Ch$24,726 million for 2002. This charge reflects the goodwill amortization of Ch$20,756 million of our investment in Aguas Andinas and the goodwill amortization of Ch$3,831 million of our investment in Aguas Cordillera and Aguas Manquehue.

Price level restatement and exchange differences

We recorded a charge of Ch$1,673 million for 2003 due to monetary correction, compared to a charge of Ch$2,229 million for 2002, resulting from a fluctuation in the non-monetary assets and liabilities requiring adjustments for the effect of inflation.

Since we do not have significant assets or liabilities denominated in currencies other than the Chilean peso, we are not exposed to significant gains or losses due to exchange rate fluctuations. See "—Quantitative and qualitative disclosures about market risk—Exchange rate risk."

Income taxes

Our income taxes for 2003 increased 25.1% to Ch$14,358 million from Ch$11,476 million for 2002, principally due to higher pre-tax income in addition to an increase in the tax rate of 0.5%.

Minority interest

Our minority interest charge was Ch$29,841 million for 2003 and Ch$27,331 million for 2002, reflecting the 48.8% of Aguas Andinas that we do not own.

Net income

Due to the factors set forth above, our net income for 2003 increased 47.1% to Ch$9,617 million from Ch$6,537 million for 2002.

LIQUIDITY AND CAPITAL RESOURCES

IAM on a stand-alone basis

IAM's principal source of funds is the dividends and other distributions it receives from Aguas Andinas. Pursuant to such payments, IAM received Ch$25,619 million in 2002, Ch$102,842 million in 2003 (Ch$29,367 million corresponding to dividend payments and Ch$73,475 million corresponding to capital reductions), Ch$21,258 million in 2004, and Ch$43,481 million as of September 2005. IAM's principal uses of funds are paying dividends and capital reductions. See "Dividends and other distributions."

IAM on a consolidated basis

We have, and expect to continue to have, substantial liquidity and capital resource requirements. These requirements include debt-service obligations, capital expenditures to maintain, improve and expand the water and sewage systems, and dividend payments.

Our primary sources of liquidity are as follows:

- operating cash flows;
- domestic borrowings from commercial banks; and
- bond offerings in the domestic capital markets.

Our principal uses of funds are as follows:

- servicing our debt;
- making capital expenditures; and
- paying dividends and capital reductions.

Our net cash flow from operating activities increased Ch$9,848 million, or 12.9%, to Ch$86,357 million (US$163.2 million) at September 30, 2005, as compared to Ch$76,508 million at September 30, 2004. Such increase was principally due to:

- an increase of Ch$9,912 million in collection of trade account receivables;
- a decrease of Ch$1,471 million in income tax paid;
- a decrease of Ch$933 million in other expenses paid;
- a decrease of Ch$729 million in payments to suppliers and personnel; and
- an increase of Ch$491 million in interest paid to us;

partially offset by:

- an increase of Ch$1,939 million in value-added taxes and similar payments; and
- a decrease of Ch$1,887 million in other income received.

Our net cash flow from financing activities decreased Ch$122,020 million to Ch$(122,058) million (US$(230.6) million) at September 30, 2005, as compared to Ch$(38) million at September 30, 2004. Such decrease was principally due to:

- an increase of Ch$39,923 million in payment of dividends to our shareholders;
- an increase of Ch$38,025 million in payment of public debt obligations;
- an increase of Ch$24,878 million in capital reductions;
- an increase of Ch$23,832 million in other financial activity disbursements principally corresponding to dividend payments made to Aguas Andinas' minority shareholders; and
- a decrease of Ch$2,355 million in financing from reimbursable financial contributions;

partially offset by:

- an increase of Ch$7,317 million in bank loans.

Our net cash flow from investing activities increased Ch$57,281 million, or 103.4%, to Ch$1,888 million (US$3.6 million) at September 30, 2005, as compared to Ch$(55,393) million at September 30, 2004. Such increase was principally due to:

- an increase of Ch$54,084 million in payments of loans to related companies relating to inter-company loans between IAM, IAGS and Ondeo; and
- a decrease of Ch$15,572 million in additions of fixed assets;

partially offset by:

- an increase of Ch$10,745 million in other loans to related companies relating to inter-company loans between IAM, IAGS and Ondeo;
- an increase of Ch$1,246 million in other investment disbursements;
- an increase of Ch$140 million in the payment of capitalized interest; and
- a decrease of Ch$243 million in proceeds from sales of fixed assets.

Our net cash flow from operating activities decreased Ch$16,292 million, or 14.9%, to Ch$93,211 million (US$176.1 million) at December 31, 2004, as compared to Ch$109,503 million at December 31, 2003. Such decrease was principally due to:

- an increase of Ch$23,736 million in payments to suppliers and personnel;

- an increase of Ch$15,721 million in value-added tax and similar payments;
- an increase of Ch$6,918 million in interest paid;
- an increase of Ch$2,650 in income taxes paid; and
- a decrease of Ch$1,963 in financial income received;

partially offset by:

- an increase of Ch$31,148 million in trade account receivables;
- an increase of Ch$2,714 million in other income received; and
- a decrease of Ch$834 million in other expenses paid.

Our net cash flow from financing activities increased Ch$107,367 million, or 100.1%, to Ch$155 million (US$0.3 million) at December 31, 2004, as compared to Ch$(107,212) million at December 31, 2003. Such increase was principally due to:

- a capital reduction of Ch$162,502 million during fiscal year 2003; and
- an increase of Ch$4,729 million in financing from reimbursable financial contributions;

partially offset by:

- a decrease of Ch$74,251 million in other financing disbursements principally corresponding to dividend payments made to Aguas Andinas' minority shareholders;
- a decrease of Ch$98,778 million in public debt obligations; and
- a decrease of Ch$40,481 million in bank debt obligations.

Our net cash flow from investing activities decreased Ch$7,099 million, or 13.0%, to Ch$(61,509) million (US$116.2 million) at December 31, 2004, as compared to Ch$(54,409) million at December 31, 2003. Such decrease was principally due to a decrease of Ch$162,567 million in payments of loans to related companies, a decrease of Ch$3,847 million in the payment of capitalized interests and a decrease of Ch$59,724 in the addition of fixed assets (due to the fact that construction of the La Farfana sewage treatment plant was completed in 2003), partially offset by a decrease of Ch$90,622 million in other loans to related companies.

Our net cash flow from operating activities increased Ch$19,575 million, or 21.8%, to Ch$109,503 million at December 31, 2003, as compared to Ch$89,928 million at December 31, 2002. Such increase was principally due to:

- a decrease of Ch$4,138 million in value-added tax and similar payments resulting from higher levels of investment;
- an increase of Ch$20,468 million in trade account payables; and
- an increase of Ch$1,169 million in financial income received;

partially offset by:

- an increase of Ch$2,335 million in interest paid;
- an increase of Ch$1,800 million in payments to suppliers and personnel; and
- an increase of Ch$1,806 million in other expenses paid.

Our net cash flow from financing activities decreased Ch$151,773 million, or 340.6%, to Ch$(107,212) million at December 31, 2003, as compared to Ch$44,561 million at December 31, 2002. Such decrease was principally due to:

- a capital reduction of Ch$162,502 million; and
- an increase of Ch$80,404 million in other financing disbursements principally corresponding to dividend payments made to Aguas Andinas' minority shareholders;

partially offset by:

- an increase of Ch$56,338 million in loans obtained; and
- an increase of Ch$32,161 million in bonds issued.

Our net cash flow from investing activities increased Ch$70,574 million, or 56.5%, to Ch$(54,409) million at December 31, 2003, as compared to Ch$(124,983) million at December 31, 2002. Such increase was principally due to an increase of Ch$162,573 million in payment of other loans to related companies, which was partially offset by an increase of Ch$95,345 million in other loans to related companies.

We made distributions of profits and/or cash payments in respect of capital reductions of Ch$64,801 million in 2005 and Ch$162,502 million in 2003. We did not make any distribution of profit or cash payments in respect of capital reductions in 2004. Such distributions in each of these periods were higher than IAM's net income due to the effect of goodwill amortization and cash payments in respect of capital reductions received from Aguas Andinas. See "Risk factors—Risks relating to our common shares and the ADSs—IAM's and Aguas Andinas' shareholders may decide at any time to change their existing policy of paying dividends and IAM may not be able to make distributions via capital reductions" and "Description of capital stock—Dividends, liquidation and appraisal rights."

On July 19, 2005, Aguas Andinas' board of directors approved a provisional dividend of Ch$3.50 per share (to be applied to fiscal year 2005 net income) paid on September 27, 2005. As a result of IAM's 51.2% share ownership of Aguas Andinas, it received a dividend of approximately Ch$10,965 million. On August 29, 2005, IAM's board of directors approved a provisional dividend of Ch$10.97 per share, or a total of Ch$10,965 million (to be applied to fiscal year 2005 net income) paid on September 27, 2005. Investors acquiring shares pursuant to this offering will have no right to receive these dividends.

Currently, there are no restrictions on our ability or on the ability of any of our subsidiaries to pay dividends, other than during an event of default under certain of our debt instruments and customary legal restrictions limiting the amount of dividends to net income and retained earnings.

We had total capital expenditures of Ch$101,196 million in 2002, Ch$80,924 million in 2003 and Ch$33,372 million in 2004. We explain our capital expenditures below under "—Capital expenditures."

We believe that cash flow generated by our operations, cash balances, available lines of credit and planned borrowings will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future.

See "—Debt" below for a description of our loans and financing.

Capital expenditures

Capital expenditures represent an important liquidity requirement for us. The table below sets forth our capital expenditures for the periods indicated:

	Year ended December 31,		
	2002	2003	2004
	(in millions of Ch$)		
Water production	3,307	3,449	3,017
Water distribution	9,610	6,405	6,558
Sewage collection	4,822	8,510	8,791
Sewage treatment and disposal	79,287	57,697	11,778
Other expenditures	4,170	4,863	3,227
Total capital expenditures(1)	101,196	80,924	33,371

(1) *Capital expenditures in the above table is defined as the amount expended for additions to fixed assets and certain intangible assets plus/minus period-end accruals for such.*

Debt

At December 31, 2004, we had long-term loans and financing of Ch$290,596 million and short-term loans and financing of Ch$38,558 million, and at September 30, 2005, we had long-term loans and financing of Ch$256,193 million and short-term loans and financing of Ch$64,774 million. These loans and financing currently consist primarily of financing from local bonds issues, bank debt and reimbursable financial contributions.

The tables below sets forth the maturity of our consolidated long-term debt for the periods indicated:

Payments of debt due by period (in millions of Ch$)
(on a consolidated basis)

As of December 31, 2004	Currency	Total	Jan. 2005 – Dec. 2005	Jan. 2006 – Dec. 2006	Jan. 2007 – Dec. 2007	After Dec. 2007
Bonds	Indexed Ch$	232,675	33,170	52,009	30,606	116,890
Bank debt	Non-indexed Ch$	68,487	186	6,133	14,047	48,120
Bank debt	Indexed Ch$	400	400	0	0	0
Reimbursable financial contributions	Indexed Ch$	27,594	4,803	720	188	21,883
Total		329,156(1)	38,559	58,862	44,841	186,893

Payments of debt due by period (in millions of Ch$)
(on a consolidated basis)

As of September 30, 2005	Currency	Total	Oct. 2005 – Sept. 2006	Oct. 2006 – Sept. 2007	Oct. 2007 – Sept. 2008	After Sept 2008
Bonds	Indexed Ch$	200,939	35,723	30,858	31,064	103,294
Bank debt	Indexed Ch$	411	411	0	0	0
Bank debt	Non-indexed Ch$	92,455	25,305	12,007	14,047	41,097
Reimbursable financial contributions	Indexed Ch$	27,162	3,335	330	207	23,290
Total		320,967(1)	64,774	43,195	45,317	167,681

(1) *Represents approximately 97.4% and 97.2% of our aggregate contractual obligations as of December 31, 2004 and September 30, 2005, respectively.*

Our loans and financing include the instruments we describe below. See notes 13, 14 and 15 to our audited consolidated financial statements for information about certain other loans and financing.

Local Chilean Bonds

Aguas Andinas

In September 2001, Aguas Andinas issued two series of bonds: (i) UF1.2 million of 6.0% Series A bonds payable in full on the fifth anniversary of the issuance date and (ii) UF1.8 million of 6.25% Series B bonds with a 21-year term and repayments commencing in 2008.

On October 10, 2002, Aguas Andinas registered a bond program with the SVS through which it is authorized to issue bonds in the Chilean market for up to UF10 million. Pursuant to such program, Aguas Andinas issued UF4.2 million (nominal value) of 4.25% Series C bonds with semiannual repayments to be made starting in June 2005 and ending in December 2010. In May 2003, Aguas Andinas issued UF5.8 million (nominal value) of 4.25% Series D bonds, with a term of six years.

On July 19, 2005, Aguas Andinas' board of directors agreed to prepay the aggregate outstanding amount of the Series A bonds. The bond prepayment took place on September 1, 2005.

On August 30, 2005, Aguas Andinas' board of directors approved two new series of bonds for an aggregate of up to UF5.2 million to be issued under the October 2002 bond program to refinance liabilities.

Aguas Cordillera

Aguas Cordillera currently has five series of bonds in the Chilean market with a current aggregate outstanding amount of Ch$7,790, all but one of which have semiannual interest payments (the Series E bonds have annual interest payments). The outstanding short-term payments due under such bonds at September 30, 2005 are Ch$3,803 million and the long-term payments due under such bonds at September 30, 2005 amount to Ch$3,986 million.

On July 19, 2005, Aguas Cordillera's board of directors agreed to prepay the aggregate outstanding amount of Series B, D and E bonds. The bond prepayment for the Series D bonds took place on October 1, 2005 and the bond prepayment for the Series B and E bonds will take place on January 1, 2006.

Bank Debt

On December 2003, Aguas Andinas borrowed an aggregate Ch$52,600 million in peso-denominated debt with floating interest rates. Aguas Andinas incurred this debt under three credit facilities with Banco Bilbao Viscaya Argentaria Chile, or BBVA, Banco Santander-Chile, or Santander, and Banco de Chile. As of December 2004, Aguas Andinas had drawn Ch$68,100 million on the facilities in the following amounts:

- BBVA facility: Ch$36,300 payable in eight semiannual installments starting in December 2006;
- Santander facility: Ch$20,400 payable in eight semiannual installments starting in June 2007; and
- Banco de Chile facility: Ch$11,400 payable in 12 semiannual installments starting in June 2006.

Reimbursable Financial Contributions (aportes financieros reembolsables)

Sanitation concessionaires are required by law to provide service to all consumers in their concession areas; however, a concessionaire can condition the provision of such service on the construction of the infrastructure required for the service.

The Sanitation Services Tariff Law provides a mechanism to finance these additional works, called reimbursable financial contributions. Under this mechanism, we can require the parties interested in receiving the services to either finance the extension of supply lines or to finance an increase in supply capacity. Such financing is documented by a promissory note executed by us as debtor and delivered to the financing third party. In accordance with the terms of such promissory note, we must reimburse such third party for the full amount of the financing (including principal, interest and adjustments). The debt related to reimbursable financial contributions is registered in "Long-term notes payable" and was Ch$22,791 million and Ch$22,038 million at December 31, 2004 and 2003, respectively.

Covenants

Our loan agreements and outstanding bonds contain a number of covenants requiring us to comply with certain financial ratios and other restrictions.

Financial Covenants

The most restrictive financial covenants under these loan agreements and bonds require our subsidiary, Aguas Andinas, to maintain:

- a debt ratio (defined as total liabilities to total equity plus minority interest) not greater than 1.5:1, calculated using figures from the consolidated and unconsolidated balance sheets; and
- a financial expenses coverage ratio (defined as the ratio between operating income plus depreciation and amortization of intangibles for the year, divided by financial expenses) of at least 3:1 calculated using figures from the consolidated and unconsolidated balance sheets.

Other Covenants

We also must comply with certain non-financial covenants, the most important of which are the following:

- all transactions entered into with our subsidiaries and other related parties must be entered into on terms and conditions prevailing in the market;
- we must maintain insurance coverage that reasonably protects our assets, including our main offices, buildings, plants, inventory, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses;
- we are prohibited from disposing of or otherwise losing title to our material assets (*activos esenciales*), except for contributions or transfers of material assets to our subsidiaries;
- we are prohibited from paying dividends above the minimum required under Chilean law if there are past due or late payments of any loan installment payments;
- we are prohibited from liquidating or dissolving our company, its operations or business or from entering into any contract to merge or consolidate our company with another company, other than a merger with one of our current subsidiaries; and
- we are prohibited from permitting any encumbrances over our assets and the assets of our subsidiaries, with certain exceptions such as, among others, (i) previously existing encumbrances, (ii) encumbrances granted in the ordinary course of business and (iii) encumbrances resulting from financing for asset acquisitions.

Events of Default

The following are the most important events of default under IAM's current debt obligations:

- failure of Aguas Andinas to pay the principal, interest or other amounts under certain debt obligations;
- failure of Aguas Andinas to pay, after an applicable grace period, any debt or obligation, subject to a materiality threshold of 6.0% of its total consolidated assets;
- failure of the Agbar Group and/or the Suez Group to own, directly or indirectly, at least 50.1% of IAM's voting shares or to control IAM; and
- IAM's failure to own at least 50.0% of the voting shares or to control Aguas Andinas (control is defined as the power to elect the majority of the directors of the board of directors of Aguas Andinas).

OFF-BALANCE SHEET ARRANGEMENTS

We currently do not have any off-balance sheet arrangements to finance our operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange rate risk

As of September 30, 2005, only 0.001% of our consolidated assets and 0.12% of our consolidated liabilities were denominated in a foreign currency (principally in Euros and, to a lesser extent, in U.S. dollars). Our only significant liabilities denominated in a foreign currency are those relating to payables to related companies with maturities of less than 90 days that are Euro-denominated and, at September 30, 2005, amounted to approximately Ch$1,259 million. In order to mitigate the exchange rate risk, we have entered into forward agreements for an amount equal to Ch$466,311 million.

All of our financial liabilities are denominated in Chilean currency, with 71.2% denominated in UFs and the remaining 28.8% denominated in Chilean pesos.

Due to our relatively low exposure to currency fluctuations, our consolidated financial statements as of September 30, 2005 reflect an exchange rate charge of Ch$15.5 million. As of December 31, 2004 and 2003, the charge for this item was Ch$4.7 million and Ch$2.9 million, respectively.

Interest rate risk

As of September 30, 2005, 71.2% of our consolidated liabilities (Ch$228,513) is fixed rate indebtedness and 28.8% is floating rate indebtedness. Our floating rate indebtedness is generally composed of bank loans that have an interest rate adjusted semiannually with reference to the TAB (*Tasa Activa Bancaria*) rate for 180-day periods applicable to Chilean peso-denominated transactions. The TAB rate is a reference interest rate calculated by the Association of Chilean Banks with the information provided by its members, and it is used for financial transactions and the management of financial risk. Its aim is to accurately reflect the funding costs of financial institutions, without including administrative expenses. The TAB rate began to be published daily on December 10, 2001.

We have not engaged in any derivative transactions in order to mitigate or avoid interest rate risk.

Chilean sanitation industry

Historically, water and sewage services in Chile were provided almost exclusively by the Government. Starting in 1977 and continuing through 1990, the principal entity responsible for these services was the *Servicio Nacional de Obras Sanitarias*, or SENDOS, an autonomous service provider that (i) provided services directly to 11 of the 13 regions of Chile and (ii) regulated the two Government-owned, independently operated companies that provided service to the two remaining regions, *Empresa Metropolitana de Servicios Sanitarios*, or EMOS, which later became Aguas Andinas, in the Santiago Metropolitan Region, and *Empresa de Servicios Sanitarios de Valparaiso*, or ESVAL, in Region V.

Between 1989 and 1990, the water and sewage industry was restructured in its entirety, with 13 state-owned corporations assuming the responsibility for the provision of water and sewage services previously provided by EMOS, ESVAL and the 11 regional offices of SENDOS. Laws enacted between 1988 and 1990 established the initial legal framework for the industry, created the industry concession regime and provided for the implementation of the actual regulatory framework. As part of the restructuring process, the Government delegated its previous role of industry administrator and regulator to a newly formed entity, the SISS.

In February 1998, the legal framework was established for the privatization of the state-owned water and sewage companies. Shortly thereafter, the Government began the process of selling strategic pieces of the leading Chilean water and sewage companies, with ESVAL being the first to receive private capital in December 1998, followed by EMOS in 1999, *Empresa de Servicios Sanitarios de Los Lagos S.A.* (Region X), or ESSAL, in 1999, *Empresa de Servicios Sanitarios del Libertador S.A.* (Region VI, now merged with ESSBIO), or ESSEL, in 2000, and *Empresa de Servicios Sanitarios del Bio-Bio S.A.* (Region VIII), or ESSBIO, in 2000.

In 2001, under a new privatization legal regime, the Government granted the water and sewage service concessionary rights of *Empresa de Servicios Sanitarios del Maule S.A.* (Region VII), or ESSAM, to a private company under a process similar to a Build-Operate-Transfer Method, or BOT Method, for a fixed period of 30 years. These contracts, entered into between the state-owned water and sewage companies and corporations incorporated by the private investors to operate the concessions, allow the respective public water and sewage companies to assign their concession rights to private companies which would then charge users for their services. As payment for such concessions, the purchaser had to agree to (i) make certain pre-determined infrastructure and facility investments, (ii) operate and maintain such facilities, and (iii) deliver them to the relevant public water and sewage company upon expiration of the contractual term, at which point the concessionary right for the private investors expires and is returned to the original public water and sewage company.

Subsequent to 2001, the Government has continued to enter into BOT Method contracts for the remaining sanitation companies, *Empresa de Servicios Sanitarios de Tarapacá S.A.* (Region I), or ESSAT, in 2004, *Empresa de Servicios Sanitarios de Antofagasta S.A.* (Region II), or ESSAN, in 2003, *Empresa de Servicios Sanitarios de Atacama S.A.* (Region III), or EMSSAT, in 2004, *Empresa de Servicios Sanitarios de Coquimbo S.A.* (Region IV), or ESSCO, in 2003, *Empresa de Servicios Sanitarios de La Araucania S.A. (Region IX), or ESSAR*, in 2004, *Empresa de Servicios Sanitarios de Aysén S.A.* (Region XI), or EMSSA, in 2002 and *Empresa de Servicios Sanitarios de Magallanes S.A.* (Region XII), or ESSMAG, in 2004. As of December 31, 2004, the administration of 95.5% of the water and sewage companies was controlled by the private sector.

In order to mitigate the fact that water and sewage companies are natural monopolies inside their concession areas, Chilean water and sewage regulations were drafted in order to avoid a concentration of ownership across the different concession areas. Accordingly, such regulations classify companies into the following three groups (according to information available as of December 31, 2004, there were

54 companies registered with the SISS, of which only 41 currently are operating while the remaining 13 have either transferred their concession right to another company or are not operating):

- *Large Company*: Companies that have customers representing a percentage greater than or equal to 15.0% of the national customer total. As of December 31, 2004, Aguas Andinas was the only company in this group.
- *Mid-Size Company*: Companies that have customers representing a percentage greater than or equal to 4.0% but less than 15.0% of the national customer total. As of December 31, 2004, there were seven companies in this group.
- *Small Company*: Companies that have customers representing a percentage less than 4.0% of the national customer total. As of December 31, 2004, there were 33 companies in this group.

According to the SISS, at December 31, 2004, the principal water and sewage companies in Chile were:

Company	Region	Controlling economic group	Method of privatization	Year privatized
		Large companies		
Aguas Andinas	Santiago Metropolitan Region	IAM	Share Purchase	1999
		Mid-size companies		
ESSBIO	VI & VIII	Thames Water	Share Purchase	2000
ESVAL	V	Grupo Hurtado Vicuña/Fernández León	Share Purchase	1998
Aguas Nuevo Sur, Maule	VII	Thames Water	BOT (ESSAM)	2001
SMAPA	Santiago Metropolitan Region	I. Municipalidad de Maipú	N/A	N/A
Aguas Araucania	IX	Grupo Solari	BOT (ESSAR)	2004
Aguas del Valle	IV	Vicuña/Fernández León	BOT (ESSCO)	2003
ESSAL	X	Iberdrola	Share Purchase	1999
		Small companies		
Aguas de Antofagasta	II	Grupo Luksic	BOT (ESSAN)	2003
Aguas de Altiplano	I	Grupo Solari	BOT (ESSAT)	2004
Aguas Cordillera	Santiago Metropolitan Region	IAM	N/A(1)	N/A(1)
Aguas Chañar	III	Hidrosán – Icafal – Vecta	BOT (EMSSAT)	2004
Aguas Magallanes	XII	Grupo Solari	BOT (ESSMAG)	2004
Aguas Décima	X	Aguas Barcelona – Almendral	N/A(1)	N/A(1)
Aguas Patagonia Aysén	XI	Hidrosán – Icafal – Vecta	BOT (EMSSA)	2002
Servicomunal	Santiago Metropolitan Region	Jara Valenzuela Family	N/A(1)	N/A(1)
Aguas Manquehue	Santiago Metropolitan Region	IAM	N/A(1)	N/A(1)
Aguas Los Dominicos	Santiago Metropolitan Region	IAM	N/A(1)	N/A(1)
Coopagua	V	Cooperativa Agua Potable Santo Domingo	N/A(1)	N/A(1)
27 Other Smaller Companies	N/A	N/A	N/A(1)	N/A(1)

Source: SISS.

(1) These companies were never state-owned entities.

Chilean law prevents a person, or a group of persons with an agreement to act jointly, from holding an interest in the ownership of: (i) 49.0% or more of the total number of companies in each category (50.0% if there are only two companies in such category and not applicable if there exists only one company in such category); and (ii) more than 50.0% of the total number of customers in the country.

Moreover, Chilean law also prohibits a person, or a group of persons with an agreement to act jointly, that controls or has a decisive influence over (as both terms defined in the Chilean Securities Market Law) electricity, local telephony or gas distribution concessionaires that are natural monopolies from holding a certain interest in the ownership (defined as having voting rights allowing such person or group to elect more than one member of the board of directors or to control more than 10.0% of the voting capital stock) of, or engaging in the business of, water and sewage services in any area in which they provide their electrical, telephone or gas distribution services to more than 50.0% of the users in such area. The *Tribunal de Defensa de la Libre Competencia*, or the Antitrust Court, has the power to determine whether a concessionaire is or is not a natural monopoly for the application of this rule.

Description of our business

OUR COMPANY

We are, through our 51.2% owned subsidiary, Aguas Andinas, the largest water and sewage company in Chile. We believe that we are one of the largest private water and sewage companies in South America based on net revenues and customers. We provide water and sewage services to residential, commercial and industrial customers in most of Santiago, Chile's capital and largest city, and 18 localities in the Santiago Metropolitan Region, one of 13 regions in Chile.

According to the *Instituto Nacional de Estadísticas*, or the Chilean National Institute of Statistics, the Santiago Metropolitan Region is the most populous region in Chile, with an estimated population at December 31, 2004 of 6.4 million, or approximately 40.0% of the population of Chile. According to the Central Bank, in 2003, the Santiago Metropolitan Region represented approximately 43.0% of Chile's total GDP.

OUR OPERATIONS

At December 31, 2004, we distributed water or provided sewage collection services to approximately 5.3 million persons, approximately 82.0% of the population of the Santiago Metropolitan Region, through approximately 12,000 kilometers of water pipes and mains to approximately 1.5 million water customers (measured by the number of connections to our network). We provided sewage collection services to approximately 98.0% of our water customers, through approximately 9,820 kilometers of sewer lines. Because of Santiago's location at the foot of the Andean mountain range and the confluence of the Maipo River with its principal tributary, the Mapocho River, we benefit from access to high quality water in high altitude mountain reservoirs and the high altitude basins of the Maipo and Mapocho Rivers. We also have water rights to the Greater Santiago Aquifer. With the opening of the La Farfana sewage treatment plant, or La Farfana, in September 2003, the largest sewage treatment plant in Latin America and one of the largest in the world, we now treat the sewage generated by 67.1% of the population in our concession areas in the Santiago Metropolitan Region and plan to treat approximately 100.0% by 2010.

In order to improve the efficiency of services rendered by Aguas Andinas, IAM provides technical assistance to Aguas Andinas in the areas of urban water cycle management, business and strategic management, information technology and hydrology, hydraulics and engineering pursuant to a technical services agreement. IAM provides these services through agreements with Agbar and Ondeo, a 100.0% owned subsidiary of Suez Environnement.

OUR OWNERSHIP STRUCTURE

IAM controls Aguas Andinas through its ownership of the majority of the common shares of Aguas Andinas, which is listed on the Bolsa. At September 30, 2005, IAM owned approximately 51.2% of the outstanding common shares of Aguas Andinas, and, after giving effect to the offering, IAM will continue to own approximately 51.2% of the outstanding common shares of Aguas Andinas. At September 30, 2005, 35.0% of Aguas Andinas' outstanding common shares were owned by Chile, through CORFO, and, after giving effect to the offering, CORFO will continue to own 35.0%. The remaining percentage of Aguas Andinas is owned by various pension funds and other private investors.

Aguas Andinas' concession area is served by four companies: Aguas Andinas and its subsidiaries, Aguas Cordillera (100.0% owned by Aguas Andinas), Aguas Manquehue (100.0% owned by Aguas Andinas), and Aguas Los Dominicos (99.95% owned by Aguas Andinas).

We are owned and controlled by Agbar and Suez Environnement, two of the largest water and sewage companies in Europe. Prior to the offering, Agbar held 80.1% of our capital stock and Suez

Environnement held 19.9% of our capital stock. Following this offering, it is expected that (assuming full exercise of UBS Securities LLC's over-allotment option) Agbar will retain 50.1% of our capital stock and Suez Environnement will have fully divested its direct minority investment. Suez Environnement holds a 25.8% beneficial ownership interest in Agbar and will, consequently, remain an indirect beneficial owner of our capital stock.

HISTORY

Our history

IAM is a Chilean *sociedad anónima abierta* (an open stock corporation), originally formed as a limited liability company on May 19, 1999 by Ondeo and AGBAR Chile S.A., or Agbar Chile, each with a 50.0% interest in the capital stock of IAM. Ondeo is controlled by Suez Environnement and Agbar Chile is controlled by Agbar.

In 1999, IAM, through (i) the bidding process undertaken by CORFO, (ii) a capital increase and (iii) purchases made on the Bolsa, acquired 51.2% of the capital stock of Aguas Andinas (formerly EMOS). As a result of such acquisition, IAM became the controlling shareholder of Aguas Andinas. As of September 30, 2005, Aguas Andinas represented 99.5% of the total assets of IAM.

On December 15, 1999, Agbar Chile transferred its 50.0% interest in IAM to IAGS, whose shareholders are Agbar Chile, with a 73.0% interest, and Agbar, with a 23.0% interest. Subsequently, on August 25, 2004, Ondeo sold 30.1% of its 50.0% interest in IAM to IAGS. As a result of that transaction, IAGS currently holds 80.1%, and Ondeo 19.9%, of the outstanding capital stock of IAM. Nevertheless, both companies share control of the administration of IAM through a shareholders' agreement. See "Principal and selling shareholders—Shareholders' agreement."

On July 15, 2005, IAM was transformed from a limited liability company to a *sociedad anónima abierta* (an open stock corporation) with a corporate purpose limited to (i) the investment in the capital stock of Aguas Andinas and (ii) the provision of all types of advisory services, consulting services and project and business administrative services, particularly those relating to sanitation management and the provision of services and advice relating to the transfer of technology, know-how and technical assistance.

As of July 15, 2005, the date of transformation of IAM from a limited liability company into a corporation, IAM had total shareholders' equity of Ch$468,751,176,308 (approximately US$886 million), composed of one billion fully paid shares of stock.

History of Aguas Andinas

Aguas Andinas was established in 1861 under the name of Empresa de Agua Potable de Santiago and built its first water storage tanks in 1865.

In 1977, EMOS was the surviving entity of the merger of the companies Empresa de Agua Potable de Santiago, Servicios Sanitarios Santiago Noroeste, Santiago Sur and Administración del Alcantarillado de Santiago. In 1989, as required by Law 18,777, EMOS was converted into a stock corporation and became a subsidiary of CORFO.

Aguas Andinas holds several concessions for the production and distribution of water and the collection, treatment and discharge of sewage. Its concession area currently covers all or part of 45 out of the 52 boroughs (*comunas*) in the Santiago Metropolitan Region.

In 2000, EMOS acquired 100.0% of Aguas Cordilleras and 50.0% of Aguas Manquehue. In January 2002, Aguas Andinas purchased the remaining 50.0% of Aguas Manquehue, thus becoming the sole shareholder of that company. Aguas Cordillera holds a concession for the production and distribution of water and the collection and discharge of sewage in all or part of the boroughs of Vitacura, Las Condes

and Lo Barnechea. Aguas Manquehue holds a concession for the production and distribution of water and the collection and discharge of sewage in part of the boroughs of Vitacura, Lo Barnechea, Huechuraba and Colina.

Concurrently with the purchase of Aguas Cordillera, Aguas Andinas took over two other companies, Aguas Los Dominicos and Gestión y Servicios S.A. (originally incorporated under the name of Aguas Maipo S.A.), or G&S. Aguas Los Dominicos holds a concession for the production and distribution of water and the collection and discharge of sewage in part of the borough of Las Condes. G&S principally provides materials, supplies and equipment related with the sanitary industry.

In December 2000, Aguas Andinas also established EcoRiles, and, in August 2001, it incorporated ANAM. EcoRiles engages in the treatment of liquid industrial waste and other water and sewage treatment activities through its provision of technical assistance and training, design, construction and sale of equipment and the maintenance and operation of sanitation-related facilities. ANAM engages in the physical, chemical and biological analysis of water, air and solids, including, among others, soil, mud and industrial waste.

On October 25, 2001, EMOS changed its name to Aguas Andinas S.A.

In August 2002, Aguas Andinas inaugurated its operating control center, at that time the most modern in the Latin American water and sewage industry, for the purpose of controlling and operating our production and distribution facilities in a centralized manner and in real time, thus optimizing decision-making and the management of our resources.

OUR STRENGTHS

We benefit from the following strengths that we believe contribute to the stability and future prospects of our company:

- *Market leadership in Chile.* All of our assets are located, and we operate, in the largest market in Chile, the Santiago Metropolitan Region, which, according to the Central Bank, accounted for approximately 43.0% of Chile's total GDP in 2003. Moreover, we are the largest water and sewage company in Chile, with approximately 38.7% of total sanitation customers nationwide and approximately one-half of the volume of water supplied. The second largest water and sewage company in Chile is approximately one-half our size. This market leadership, together with our operation in geographically contiguous areas, provides significant potential economies of scale and other operating benefits, both of which have allowed us to increase our operational efficiencies over the last several years.
- *Clear regulatory framework with stable application.* We benefit from the Chilean regulatory framework for the water and sewage sector, which provides a relatively stable, transparent and predictable operating environment for our company. Our concessions, granted pursuant to such framework, have an indefinite term with tariff reviews every five years, a fact that has resulted in a stable tariff environment. The technical structure of the regulation has provided an objective framework for the tariff-setting process, and limited the political pressures involved in the process. The latest tariff adjustment for our subsidiaries was completed in early 2005 and has set tariff levels, subject to defined inflation-indexed adjustments, through 2010. Unlike in some other countries, Chilean law guarantees us the right to suspend services to our customers upon non-payment, which has led to low levels of payment delinquency.
- *Ample and exclusive water resources of high quality.* We benefit from the proximity of Santiago to the Andean mountain range, which provides us with access to clean, unpolluted waters in higher altitudes. We have exclusive rights to two high altitude reservoirs and early access to high altitude rivers. In addition to the benefits of reliability and cleanliness of our water supply, the Andean

mountains and the geographic configuration of the Santiago valley lower our energy costs, as water and sewage are transported, distributed and collected principally by the force of gravity.

- *Strong cash flows and historically reliable dividend payments generated by Aguas Andinas.* Aguas Andinas has historically generated strong and stable cash flows, as measured by EBITDA, and paid historically stable dividends. Over the last three years, Aguas Andinas generated EBITDA of Ch$116,897 million for 2004 (US$220.9 million), Ch$104,625 million for 2003 and Ch$94,946 million for 2002. The stability of this EBITDA generation is reflected in the AA+ local rating, the highest rating for private companies in Chile, for long-term debt obligations of Aguas Andinas by Humphreys Ltda. (the Chilean affiliate of Moody's Investors Service) and Feller Rate (the Chilean affiliate of Standard & Poor's). Over those same three years, Aguas Andinas distributed to its shareholders, of which IAM received 51.2%, Ch$62,504 million (US$118.1 million) in dividends in relation to the 2004 fiscal year, Ch$204,587 million in distributions in relation to the 2003 fiscal year (which included Ch$61,087 million in dividends and Ch$143,500 million in capital reductions) and Ch$55,518 million in dividends in relation to the 2002 fiscal year.
- *Active controlling shareholder and experienced management team.* We benefit from the active involvement in our management by Agbar, our controlling shareholder after this offering. Agbar, the largest water and sewage company in Spain, provides service to over 15 million people. Pursuant to a technical services agreement, we also receive technological assistance from Suez Environnement, a 25.8% shareholder of Agbar (and accordingly, through such holding, an indirect shareholder of our company upon completion of this offering) and one of the largest water and sewage companies in the world, which provides service to 91 million people. These companies provide us with access to the industry's best practices and the world's leading technologies and know-how. In addition, our senior management team has an average of nine years of experience in the water and sewage sector and is committed to the long-term success of our company.

OUR STRATEGY

We seek to provide a secure supply of high-quality potable water and sewage services that respect the environment, while creating value for our shareholders and providing a reliable return on investment. The key elements of our strategy to achieve these goals are the following:

- *Achieve 100% sewage treatment.* Over the previous five years, from 2000 to 2004, we increased the sewage treatment coverage in our concession areas from 4.2% in 2000 to 67.1% in 2004. Our goal is to complete our sewage treatment capital investment plan to reach approximately 100% treatment of sewage by 2010, which would result in an increase in our operating income due to a 5.0% increase to our average sewage tariff that was already agreed to with the SISS that would go into effect at such time. We have invested over US$451 million in the previous five years in our sewage treatment operations, principally related to two sewage treatment plants, El Trebal and La Farfana, which opened in 2001 and 2003, respectively, and expect to invest up to US$253 million over the next five years to expand our sewage treatment capacity. La Farfana is the largest sewage treatment plant in Latin America and one of the largest in the world.
- *Continue to improve our quality of service.* We seek to provide high levels of service to our customers and have obtained certification under ISO 9000, ISO 14000 and OHSAS 18000. We train our employees to improve our standards of customer service and have incorporated advanced technology (including a centralized operational control center located in Aguas Andinas' headquarters that allows us to manage and supervise all of our water production and distribution facilities in real time) to facilitate coordination between our call centers and repair teams, seeking to reduce the waiting time between calls and repair times. Moreover, we have a preventive maintenance program in place in order to reduce potential unforeseen service interruptions and consistently monitor the quality of the water we supply to our customers through independent laboratory analysis.

- *Enhance operational and financial efficiency.* We continually seek to improve our operational efficiency through careful investment in technology and management of human resources. This has enabled us to increase our number of customers per employee (without taking into account the increase in the size of our sewage treatment operations and other non-regulated businesses) from 805 in 2000 to 1,190 in 2004 and to reduce our average emergency response time from 48 hours in 2000 to 11 hours in 2004. In addition, we continually monitor the local debt markets to reduce our cost of capital. In 2005, we prepaid and our board of directors has agreed to prepay certain Chilean peso-denominated debt in order to refinance the debt at longer maturities and lower interest costs.
- *Develop new businesses related to water and sewage.* We believe that in our business we have developed certain core competencies that could be profitably used in complementary businesses. Currently, through our subsidiary EcoRiles, we provide industrial liquid waste treatment services, a sector that we believe offers potential for growth due to the ongoing implementation of stricter environmental standards in Chile. Moreover, through our subsidiary ANAM, we provide environmental analysis services. We are also exploring the possibility of participating in businesses relating to rainwater collection systems in the Santiago Metropolitan Region if the construction and/or operation of these are privatized, and we are continually exploring opportunities that take advantage of our water resources and core competencies and the expertise of our controlling shareholder to increase our net income and return to our shareholders.
- *Opportunistically expand concession areas.* By Chilean law, no single economic group is allowed to have more than 50.0% of the water and sewage customers in Chile. Currently, we have approximately 38.7% of the total customers in Chile, and we have further potential growth of approximately 26.9% above our current total. This growth can occur through organic growth in our current concession areas, by purchasing rights under other concessions or through acquisitions of small sanitation companies that currently operate in Chile. Our principal strategic interest is to grow in contiguous areas in the Santiago Metropolitan Region, where we believe we have operational advantages and can obtain further economies of scale and, accordingly, increase our ability to generate positive returns for our shareholders.
- *Maintain policy of reliable shareholder distributions.* Historically, IAM has distributed approximately 100.0% of the distributions it received from Aguas Andinas (after deducting its operating expenses and corresponding provisions), formerly via distributions of profit and/or capital reductions and, following its transformation into an open stock corporation in July 2005, via dividend payment. Barring material changes in law or circumstances, we intend to continue to distribute 100.0% of the cash distributions IAM receives from Aguas Andinas (after deducting our operating expenses and corresponding provisions) to our shareholders through the use of dividend payments and capital reductions. Nevertheless, we cannot assure you that we will be able to carry out such policy or that such policy will not be changed in the future. See "Dividends and other distributions."

DESCRIPTION OF OUR ACTIVITIES

General

The General Sanitation Services Law (*Ley General de Servicios Sanitarios*) and its rules and regulations establish a regulatory framework for the initiation, construction and operation of water and sewage services over certain geographic zones through the grant of concessions to corporations. These concessions may be granted to operate individual or integrated stages of the water and sewage services. See "Regulatory framework—Concession regime" for further details regarding the Chilean legal framework relating to water and sewage service concessions.

At August 31, 2005, we had 48 water and sewage service concessions that covered approximately 69,433 hectares in the Santiago Metropolitan Region. Additionally, we have the sewage treatment and disposal

concession for the concession areas of three other independent sanitation companies, Servicio Municipal de Aguas Potable y Alcantarillado de Maipu, or SMAPA, Aguas Santiago (formerly Servicio de Agua Potable Barnechea), and Santa Rosa del Peral).

Pursuant to our concessions, we provide basic water and sewage services, which include the following activities:


Water Operations
Sewage Operations
Water Production
Water Distribution
Sewage Collection
Sewage Treatment & Disposal

Water operations

The supply of water by us to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to customers' premises. These services are provided through our water production and water distribution concessions. In 2004, we produced approximately 627 million cubic meters of water.

The following table sets forth, for the periods indicated, the amount of water produced and invoiced by us, as well as our total water customers and total water revenue:

	Year ended December 31,		
	2002	2003	2004
Water produced(1)(2)	636.7	638.5	627.0
Water invoiced(2)	464.9	469.0	460.2
Total water customers	1,401,325	1,435,723	1,467,114
Total water revenue(3)	93,120	97,699	96,025

(1) *Reflects water produced as measured upon exit from the water treatment plant.*

(2) *In millions of cubic meters.*

(3) *In millions of constant Chilean pesos at December 31, 2004.*

The difference between the amount of water produced and the amount of water invoiced generally represents both physical and non-physical water loss. In addition, we do not invoice certain water distributions. See "—Water losses" below.

The Santiago Metropolitan Region experiences its highest levels of demand during the Chilean summer months (December to March) and its lowest levels during the Chilean winter months (June to September).

Water production

Water sources

Our principal sources of water are the upper basins of the Maipo River and the Mapocho River. This group of basins is followed in importance, in terms of water volume produced, by the Greater Santiago Aquifer, an area of 2,363 square kilometers in which we own 249 and operate 164 deep wells, several surface water and groundwater sources present in the system of localities where we own 94 and operate 71 wells, and the intermediate Maipo-Mapocho basins.

The following table sets forth the volume of water produced by our various water production systems, as well as the percentage that each represents of our total water production:

System	Production[1] (in cubic meters per second)	Percentage
Maipo-Yeso and Laguna Negra system[2]	15.1	76.0%
Maipo-Mapocho intermediate system[3]	0.3	1.3%
Mapocho system[4]	1.8	9.2%
Greater Santiago aquifer[5]	1.3	6.4%
System of localities[6]	1.4	7.0%
Total production	19.9	100.0%

(1) *Average of the 12 months ended December 31, 2004.*

(2) *The Maipo-Yeso and Laguna Negra system is largely supplied by (i) the upper basin of the Maipo River and the streams that flow into it and (ii) to a lesser extent, Laguna Negra, Laguna Lo Encañado and the Azulillos Drain. It is our principal water system and contributed 76.0% of our total water production in 2004.*

(3) *The Maipo-Mapocho Intermediate system is supplied by the San Ramón Stream (Quebrada de San Ramón) and the Macul Stream located to the east of Santiago between the Maipo River basin and the Mapocho River basin. It contributed 1.3% of our total water production in 2004.*

(4) *The Mapocho system is supplied by the upper basin of the Mapocho River and the basins of its tributaries (El Arrayan and Las Hualtatas), and it supplies eight water treatment plants: San Enrique, Gallo, Vitacura, Arrayán, La Dehesa, Punta de Aguila, Sendero, and Montecasino. As a whole, this system contributed 9.2% of our total water production in 2004.*

(5) *The Greater Santiago aquifer is compromised of the entire groundwater supply system for Santiago, consisting of various wells that we own. Such system consists of 249 deep wells, of which 164 are operational and 27 are reserved for future use. This source is used to supplement surface water production, particularly in the northwest and northeast sectors of Santiago. As a whole, this system contributed 6.4% of our total water production in 2004.*

(6) *The system of localities refers to a set of 18 sub-systems located in the peripheral localities of Santiago. Seventeen of these sub-systems are supplied by groundwater and the remaining sub-system is supplied by the Canelo plant. As a whole, this system has 94 deep wells, of which 71 are in operation and 17 are reserved for future use, along with the Canelo plant.*

The Maipo River and the Mapocho River and their tributaries are characterized by a great seasonal variation in their flows. In order to regulate the hydrological regime to satisfy the demand for water and to optimize its utilization, we have three collection and storage reservoirs located in the upper basin of the Maipo River: the Laguna Negra, Laguna Lo Encañado and El Yeso reservoirs. We primarily use the El Yeso reservoir to maintain consistent water production, reserving use of Laguna Negra and Laguna Lo Encañado to those years in which drought conditions exist. There are also smaller reservoirs, such as La Dehesa, El Sendero and Montecasino, associated with water production plants in eastern Santiago. These reservoirs have the capacity to supply the average demand in the city of Santiago for a period of approximately five months.

The following table details the capacity of our reservoirs:

		Total reserve capacity	Total supply capacity[1]
		(millions of cubic meters)	
Maipo system	El Yeso	250.0	244.5
	Laguna Negra	648.0	10.0[2]
	Laguna Lo Encañado	6.6	0.0[2]
Mapocho system	La Dehesa	0.8	0.5
	El Sendero and Montecasino	0.1	0.1
	Total	905.5	255.0

(1) *Represents the current volume that we could access in each reservoir without any additional capital expenditures.*

(2) *We have water rights to the reserve capacity of both Laguna Negra and Laguna Lo Encañado, and, therefore, have the ability (subject to any necessary capital expenditures incurred to access such water) to increase our current total supply capacity.*

During the 1998/1999 hydrological year, the Mapocho Basin experienced drought conditions equivalent to those experienced in the top 5% of the driest years for such zone (calculated according to the river flow in such zone during all years in which such flow has been measured). However, during the last five years, we have not faced any droughts affecting our concession areas. Nevertheless, we have emergency procedures in place to respond to drought conditions pursuant to which operating decisions are made subsequent to a thorough investigation of the prevailing hydrological and weather conditions. These decisions mainly relate to (i) whether or not a more conservative use strategy will be put in place with respect to the El Yeso and Laguna Negra reservoirs, (ii) whether or not we will increase use of groundwater sources and (iii) strategies to decrease pressure on the distribution network, especially during low-demand hours.

Pursuant to Chilean law, in order to extract water from a surface water or groundwater source, an individual or company must (i) be the owner of the water rights attached to such water source or (ii) have a contractual right of use with respect to the applicable water rights. Water rights that relate to sources that feed reservoirs or storage tanks and that are to be used in the production of water do not expire, include the right to consume the water and may be granted for use during specific periods of time or continuously. Provided there is no infringement on third-party rights, the General Water Office (*Dirección General de Aguas*) may grant these water rights free of charge to those individuals or companies that submit water rights applications. When there are insufficient water resources to meet the demand for water rights, such water rights are awarded by an auction. Once they have been established and awarded, the rights can be traded freely on the market. See "Regulatory framework—Water rights."

We have legal ownership of the water rights or contractual water use rights for all of our surface water and groundwater sources, a fact that allows us to supply all of the demand in our concession areas in accordance with current Chilean laws and regulations. Moreover, there are currently no proceedings, cases or other challenges to any of our water rights. While water rights do not expire, contractual water use rights are governed by the terms of the agreement granting such water use rights. We do not own the water rights for the Macul Stream (*Quebrada de Macul*), but rather solely have the contractual water use rights of up to 15 liters per second through mid-2007, a volume that represented less than 0.1% of our total volume of water produced.

Our water rights in the Santiago Metropolitan Region represent an estimated capacity equal to or greater than 45.0 cubic meters per second for 90% of the years in which the river flow in the Santiago basin has been measured (approximately 18.8 cubic meters per second from our groundwater sources and approximately 26.2 cubic meters per second from our surface water sources). We currently have a total

nominal production capacity of 33.6 cubic meters per second (10.2 cubic meters per second of groundwater and 23.4 cubic meters per second of surface water), or approximately 18.5% above the daily maximum demand or 69.0% above the 2004 average demand.

Water abstraction

We currently abstract substantially all of our water supply from surface water from rivers and natural reservoirs in the Andes mountains, prior to its entry into lower Andean valleys, with a small portion being abstracted from groundwater through various wells located throughout our concession areas. Such raw water is abstracted using an intake network of canals, ducts and wells and subsequently transported to our water production plants. We have 30 surface abstraction points and 235 operating groundwater abstraction wells, which includes several untreated surface water abstraction points in the upper Maipo basin (most importantly the Laguna Negra Cordilleran aqueduct in the Maipo-Yeso and Laguna Negra System) and other untreated water abstraction points in San Carlos, de la Luz (Florida), Las Perdices, El Bollo, La Poza and La Dehesa canals.

Water treatment

We treat all water at our water treatment plants prior to delivering it to storage tanks from which it is then placed into our water distribution network. The type of treatment used depends on the nature of the source and quality of the untreated water. While the water we abstract from rivers requires more treatment than water drawn from groundwater sources, it generally does not require extensive treatment due to the purity of its sources. The majority of such sources are located high in the Andes mountains in areas that lack agricultural and industrial activity, and, therefore, contain very few contaminants that would require treatment. We operate one algae filter plant and 16 treatment plants (one of which, Quebrada de Macul, is not owned by Aguas Andinas and will cease operations in the first quarter of 2006) with an aggregate nominal capacity of approximately 23.4 cubic meters per second, which are located in the eastern zone of Santiago.

We use conventional treatment processes in our water treatment plants. For surface water, the treatment process involves several phases, including coagulation, flocculation, settling, filtration, disinfection and fluoridation. Groundwater typically is of low turbidity and usually requires only disinfection by chlorine treatment and fluoridation.

During 2004, our total water production measured at the exit from the water treatment plants was 627 million cubic meters, of which 86.9% corresponded to surface water and 13.1% to groundwater. The production ratio between surface water and groundwater has remained relatively steady in the last four years.

Our principal water treatment facilities, consisting of the Vizcachas Complex, the Florida Plant, the Padre Hurtado Plant and the Obra Plant, are located in the Maipo-Yeso and Laguna Negra System.

Our largest water treatment facility is the Vizcachas Complex, which has an aggregate design flow of 15,000 liters per second and consists of three water treatment plants, Vizcachas (began operations in 1946 and has a design flow of 6,000 liters per second), Vizcachitas (began operations in 1969 and has a design flow of 5,000 liters per second) and Engineer Antonio Tagle (began operations in 1983 and has a design flow of 4,000 liters per second). The complex is located in the southeastern zone of Santiago and collects water from the Maipo River, and, in certain emergency situations, from Laguna Negra and Lo Encañado. The Vizcachas Complex has a water production capacity sufficient to supply approximately 75.4% of the average demand for water in all of our water production and distribution concession areas.

The Florida Plant, built in 1999, has a water production capacity of 4,000 liters per second, or approximately 20.1% of the total demand for water in all of our water production and distribution

concession areas. The Padre Hurtado plant, built in 1998, is Aguas Cordillera's only plant that collects water from the Maipo River, and it has a production capacity of one cubic meter per second, or approximately 5.0% of the total demand for water in all of our water production and distribution concession areas. Additionally, although not considered a treatment plant by the SISS and, therefore, not included as part of our surface water treatment capacity, the Obra Plant has a capacity of 4,500 liters per second and is principally designed to remove the algae present in the aqueduct serving Laguna Negra.

The Maipo-Mapocho Intermediate System has two treatment plants, the San Ramón Stream Plant, with a capacity of 543 liters per second, and the Macul Stream Plant, with a capacity of 17 liters per second. At this time, due to the fact that our contractual use rights relating to the Macul Stream and the Macul Plant will expire by mid-2007, a pumping project is under development that would transport water from a tank supplied by one of our aqueducts in the Maipo-Yeso and Laguna Negra System to the Macul Stream Tank, thereby allowing the Macul Stream Plant to cease operations during the first quarter of 2006.

There are eight water treatment plants in the Mapocho System: San Enrique (built in 1996), Lo Gallo (built in 1952), Vitacura (built in 1960), El Arrayán (built in 1957), La Dehesa (built in 1981), Punta de Aguila (built in 1997), El Sendero (built in 1952) and Montecasino (built in 1980), which have an aggregate design flow of 2,740 liters per second.

The Greater Santiago Aquifer System consists of 249 deep wells, of which 164 are operational and 27 are reserved for future use. As indicated above, the quality of groundwater is usually better than that of surface water and, therefore, only requires disinfection by chlorine and fluoridation, a process which is generally undertaken on-site, in the force main located between the well (or group of wells) and the storage tank.

The system of localities has one surface water treatment plant, El Canelo (built in 1999), which has a capacity of 90 liters per second, along with 94 deep wells, of which 71 are operational, 17 are reserved for future use and six are not currently in operation. As with the Greater Santiago Aquifer System, due to its quality, the groundwater abstracted from the system of localities solely requires disinfection by chlorine and fluoridation.

Water transfer

Our water production encompasses the activities and infrastructure associated with the transfer of treated water from the water treatment plants to the storage tanks. We carry this process out through the use of two trunk transfer systems, the Maipo Trunk Transfer System and the Mapocho-Maipo Trunk Transfer System, both of which are supplied by the Maipo-Yeso and Laguna Negra System. The trunk transfer systems consist of networks designed to transport the treated water from the water treatment plants through aqueducts or force mains to the storage tanks for our various water distribution systems. See "—Water distribution" below.

The principal trunk transfer system for our operating area in Santiago is the Maipo Trunk Transfer System, which transports treated water produced at the Florida Plant and the Vizcachas Complex to 18 of our 27 water distribution systems. The Maipo Trunk Transfer System consists of six aqueducts and main supply lines, along with several smaller pipes, covering a total of 85 kilometers, and has a maximum capacity of 19 cubic meters per second.

The Mapocho-Maipo Trunk Transfer System transports treated water from the Padre Hurtado Plant to three distribution systems and consists of two supply lines and several smaller pipes which cover a total of 16.4 kilometers and have a maximum capacity of 2.5 cubic meters per second.

Our remaining water treatment plants are not connected to trunk transfer systems, but rather are directly linked into the water distribution network. See "—Water distribution" below.

Water distribution

General

Our water distribution encompasses the activities of water storage in tanks and the subsequent distribution of such water from tanks to the customer's property. In 2004, we supplied treated water to over 1,467,000 customers.

We have 27 water distribution systems in Santiago, in addition to those serving Santiago's peripheral localities, through which we distribute treated water through networks of mains and service pipes that deliver water through pressurized systems. These water distribution systems are organized according to the geographic area that they cover and provide us with the infrastructure necessary to regulate differences between the supply received from the various water production systems and demand from our customers in each water distribution system. Storage tanks and pumping stations regulate the volume of water flowing through the networks to maintain adequate pressure and continuous water supply. The water distribution system is composed of the following infrastructure elements:

- 246 water storage tanks with a total storage capacity of more than one million cubic meters (11 of which, with an aggregate capacity of approximately 0.1 million cubic meters, are part of our production concession);
- 336 pump stations to pump the water from wells and 105 pump stations to pump the water from aqueducts to tanks or between tanks; and
- distribution networks, consisting of 12,083 kilometers of water pipes and mains and ranging in size from five centimeters to 200 centimeters in diameter, to which customers are connected.

Our subsidiaries hold various easements for the operation of our water distribution networks. Many of these easements were granted pursuant to the Chilean Water Code (*Código de Aguas*), or the Water Code, and the General Sanitation Services Law, which provide the holders of sanitary concessions the right to create and impose easements on property owners in order to construct the necessary pipes and mains networks for water distribution. In such cases, property owners who must grant such easements have the right to monetary compensation.

The water pipes and mains in our water distribution network are made from materials widely used for water and sewage mains, including polyvinylchloride (PVC), asbestos cement (AC-pipe), and cast iron, as well as high density polyethylene (HDPE), concrete, steel and other materials. These materials are not considered to be hazardous or a threat to the water supply.

Due to the large differences in elevation between the eastern and western zones of our concession area, we principally uses gravitational flow for our water distribution activities and also install valves to regulate water pressure throughout the water mains to correspond to downstream consumption needs during each day. These valves are programmed to respond automatically to variations in demand. The intelligent valves are equipped with probes programmed to feed data to the valve to reduce or increase water supply to the water mains as water usage fluctuates, thus reducing the risk of stress on the network in the low demand periods that could lead to increased water loss through cracks and ruptures of the pipes. We have installed 243 valves at strategic points in the network.

In the Santiago Metropolitan Region, water derived from our water sources is relatively non-corrosive to pipe materials. As a result, structural weaknesses or leakage arising from internal pipe corrosion has not

been a serious problem for us. Moreover, as cast iron pipes represent a minor proportion of our transfer and distribution network, encrustation has not been a significant problem for us. Although we believe that we have a low pipe fracture rate, the main causes of such fractures are third-party works due to underground work carried out by other utility companies, or highway and subway contractors, and the natural wear and tear of the water distribution network. We consider the condition of the water pipes and mains in the city of Santiago generally to be adequate. Due to age, external factors such as third-party works, higher traffic and increased stress on the network due to higher pressure, the condition of the water pipes and mains in the city of Santiago is somewhat more susceptible to degradation than those in peripheral localities. To counteract the effects of deterioration, we maintain a continuing program for maintenance of water pipes and mains intended to deal with anticipated fractures. We are typically notified by the general population of water main fractures or breaks through our call center. Upon notification, the technicians are dispatched to the site to repair the problem. For emergency situations, we have substantially reduced our response times from 48 hours in 2000 to eleven hours in 2004.

While we are required to provide treated water to all customers in our concession areas, we are permitted to require the customer to cover the costs of the connection from its residence to our distribution network, including costs of purchasing and installing the water meter and related labor costs. Moreover, with regard to new housing or industrial developments, the developer is required to pay for and build the extension of the distribution pipes to connect the development to our distribution network, thereafter transferring such expansion to us at no cost if we do not request that the developer build the extension of the supply lines with a higher capacity than the one the developer needs.

Additionally, the Sanitation Services Tariff Law provides a mechanism, called reimbursable financial contributions, that allow us to finance such additional works. Under this mechanism, we can require the parties interested in receiving the services (including developers) to finance the additional infrastructure necessary for the extension of supply lines or the increase in supply capacity through the use of a promissory note entered into between us and the third party. In either case, we must reimburse such third party for the full amount of the financing (including principal, interest and adjustments).

Water losses

The difference between the amount of water produced and the amount of water invoiced generally represents both physical and non-physical water losses. Water loss percentage represents the quotient of (a) the difference between (i) the total amount of water we produce less (ii) the total amount of water we invoice to customers divided by (b) the total amount of water we produce. Our water losses include the following: (1) leakage; (2) water discharged for periodic maintenance of water mains and water storage tanks; (3) water supplied for municipal uses such as firefighting; and (4) water initially invoiced and subsequently credited back to customers in connection with adjustments to such customers' accounts. We currently experience 26.6% in water losses, compared to a national average of approximately 32.6%.

There are two types of water losses: (i) non-physical losses, which result primarily from inaccuracy of the water meters installed at our customers' premises and at our water treatment facilities, as well as from clandestine and illegal use by customers, and (ii) physical losses, which result primarily from leakage in the distribution network.

Non-physical losses are a significant issue for us because they reflect water consumption for which we have not received payment. To reduce these non-physical losses, we have a preventive maintenance program for customer meters in order to maintain their accuracy. Moreover, we use computers to analyze each customer's consumption, monitor the meters of our 7,500 largest customers twice a month, and use meter readers' reports in order to detect any abnormality and to reduce response time to either repair the customer meter or identify illegal consumption.

On the other hand, physical losses are of less concern for us due to the fact that (i) production capacity has generally not been a problem for us and (ii) the high costs that would be involved in extensive pipe repairs and replacements are not justified because we have low water production and water transport costs. Accordingly, any replacements and repairs are evaluated on a project-by-project basis and not with respect to the network as a whole. Nevertheless, in order to improve leakage detection and analysis and the related resource allocation with respect to repairs and replacements, we have a leakage detection plan that consists of the monitoring of non-visible pipes or main fractures. Such plan has allowed us to improve our ability to measure water losses in smaller and more specific areas.

Water quality

Due to the fact that our principal water sources are the Maipo and Mapocho Rivers, the most important factor affecting the quality of our water sources and our compliance with applicable water quality laws and regulations is the level of water turbidity. There is significant variation in the range of turbidity levels in our concession area, but our water treatment plants have the capacity to lower turbidity levels even at the high end of such range. In the case of the Mapocho River, our plants are required, and have the ability, to reduce levels of magnesium, iron and copper that result from certain mining activities and ground composition. Generally, our surface water sources are of a high quality and contain very little contamination due to the fact that they originate in the Andean mountains. On the other hand, our groundwater sources, as they are exposed to various types of soil, must be more closely monitored for chemical substances, such as metals, in order for them to comply with applicable water quality laws and regulations. In order to ensure compliance with such laws and regulations, we are periodically audited by a certified laboratory in accordance with Chilean law.

Fluoridation

As required by Chilean health regulations and the Chilean Ministry of Health (*Ministerio de Salud*), we were required to adopt a water fluoridation program that is designed to assist in the prevention of tooth decay among the population. Fluoridation primarily consists of adding fluorosilicic acid or sodium fluosilicate to water in order to reach 0.6 parts per million. We add fluoride to approximately 99.8% of the water we produce.

Sewage operations

Our sewage operations include (i) the collection of sewage from our customers' property through our sewage systems and (ii) its subsequent transfer to our sewage treatment plants for disposal with or without prior treatment. We do not measure sewage generated by our customers but rather generally invoice our customers for sewage services based upon the number of cubic meters of water provided to the customer. For 2004, we invoiced approximately 505.5 million cubic meters pursuant to our sewage collection, treatment and disposal operations.

The following table sets forth, for the periods indicated, certain operating and financial data for our sewage collection and treatment operations:

	Year ended December 31,		
	2002	2003	2004
Total sewage collection customers	1,371,525	1,404,739	1,437,806
Sewage collection coverage(1)	98.0%	98.0%	98.3%
Sewage treatment coverage(2)	28.4%	62.9%	67.1%
Sewage collection invoiced(3)	463.4	465.4	457.4
Sewage treatment and disposal invoiced(3)	403.1	403.5	396.9
Sewage interconnection invoiced(3)	107.3	109.6	108.6
Sewage collection average tariff(4)	68.1	70.8	70.4
Sewage treatment and disposal tariff(4)	35.6	47.3	78.5
Sewage interconnection tariff(4)	44.9	55.8	91.5
Total sewage collection, treatment and disposal revenue(5)	50,740	58,153	73,297

(1) *Weighted average coverage for Aguas Andinas, Aguas Cordillera, Aguas Manquehue and Aguas Los Dominicos.*

(2) *Weighted average coverage for Aguas Andinas, Aguas Cordillera, Aguas Manquehue, Aguas Los Dominicos, SMAPA, Aguas Santiago and Santa Rosa del Peral.*

(3) *In millions of cubic meters.*

(4) *In Chilean pesos per cubic meter.*

(5) *In millions of constant Chilean pesos at December 31, 2004.*

Sewage collection

The primary function of our sewage collection system is to collect sewage (both residential and industrial) from our customers' properties and transport it by gravity and/or pumps through sewers and interceptors to sewage treatment plants or outfalls. Sewage and rain water networks are largely independent, and we are not responsible for rain water collection except in downtown Santiago, where the sewage collection network is designed to collect both sewage and rain water.

Our subsidiaries hold various easements for the operation of our sewage collection networks. Many of these easements were granted pursuant the Water Code and the General Sanitation Services Law, which provide the holders of sanitary concessions the right to create and impose easements on property owners in order to construct the necessary pipes and mains network for sewage collection. In such cases, property owners who must grant such easements have the right to monetary compensation.

As of December 31, 2004, we had a sewage collection network of approximately 9,820 kilometers of sewers ranging in size from 10 centimeters to 350 centimeters in diameter. Of the sewers in our sewage collection network, approximately 88.6% are made of concrete, 7.9% of PVC and the remainder are made of other materials.

Our sewage collection system is generally designed to operate by gravitational flow, although, due to topographic conditions, pumping stations are required in certain parts of the system to ensure the continuous flow of sewage. As of December 31, 2004, we had an aggregate of 23 sewage pumping stations.

Industrial sewage can vary in nature and concentration of contaminants. The standards for disposal of industrial effluents are set by various Chilean regulations, including Decree No. 609/98, and broadly correspond to the standards for such disposal set by the U.S. Environmental Protection Agency. The basic premise of these standards is that industrial effluents should neither damage the sewage collection system nor interfere with the natural biological process occurring at sewage treatment facilities and, therefore, such effluents must be preliminarily treated so that the final effluent meets the parameters set forth in such regulations. This law requires industries that produce industrial sewage to pre-treat such sewage so that levels of certain parameters, such as pH, temperature, sediments, grease, oil and metals, are reduced to environmentally sound levels prior to release into our sewer lines. To ensure compliance with such regulations, we periodically analyze sewage produced by each industrial customer to check whether the customer has complied with the requirements of the decree. Moreover, pursuant to Chilean law, to the extent that any such industrial customer fails to comply with Chilean legal standards, upon written notification to such customer, the SISS and the Regional Health Secretary for the Santiago Metropolitan Region (*SEREMI de Salud*), we are authorized to terminate sewage services to such customer until such time as it remedies its non-compliance.

We consider the condition of the sewer lines in our concession areas generally to be adequate. Due to greater volume of sewage collected and to higher population and commercial and industrial development, the condition of the sewer lines in the city of Santiago is somewhat worse than that in the peripheral localities. To counteract the effects of deterioration, we maintain a continuing program for the maintenance and replacement of sewers intended to deal with anticipated fractures arising from obstructions caused by system overloads.

New sewage connections are made on substantially the same basis as connections of water lines, with the customer responsible for the cost of installation of the connection from the sewage network to the customer's property. Moreover, we may use the same system of reimbursable financial contributions to finance any additional work needed to expand the system to provide service to customers.

Sewage treatment and disposal

For 2004, 67.1% of the population in our concession areas (including coverage relating to the customers of (i) Aguas Andinas and its subsidiaries and (ii) three other independent sanitation companies, SMAPA, Aguas Santiago and Santa Rosa del Peral) had their sewage treated at our treatment facilities and discharged into receiving water bodies in accordance with applicable legislation. We provide sewage treatment and disposal services to SMAPA and have the concession to provide such services to customers of Aguas Santiago and Santa Rosa del Peral (although no such services are provided currently). For 2004, approximately 99.8% of the population served by SMAPA had its sewage treated at our treatment facilities. We receive payment of a sewage treatment tariff from SMAPA, Aguas Santiago and Santa Rosa del Peral.

In early 2000, we launched our sewage treatment initiative, which was the direct result of the investment development plan defined jointly with the SISS. This initiative constitutes one of the greatest environmental investments in Chilean history and will considerably improve the quality of life of the inhabitants in the Santiago Metropolitan Region. Although our first sewage treatment plant (Cexas) dates back to 1977, as of December 31, 2000, only 4.2% of the population in our concession areas had their sewage treated. By mid-2000, our management ordered the acceleration of the construction of one of the five largest sewage treatment plants in the world, La Farfana, so that it would begin operations in 2003 instead of 2009. As a result of such action, our sewage treatment coverage had reached 67.1% by 2004. The remaining 32.9% is discharged directly, untreated, into receiving water bodies.

The following table outlines the evolution of sewage treatment for each of our subsidiaries and SMAPA, Aguas Santiago and Santa Rosa del Peral:

Company	Urban population 2004 (inhabitants)	Sewage treatment coverage 2000(1)	2001(1)	2002(1)	2003(1)	2004(1)	2005(2)	2010(2)
Aguas Andinas	4,934,120	4.2%	22.4%	22.8%	64.2%	67.7%	72.0%	99.5%
Aguas Cordillera	317,383	—	—	—	—	—	—	100.0%
Aguas Los Dominicos	11,214	—	—	—	—	—	—	100.0%
Aguas Manquehue	17,933	34.2%	39.8%	44.6%	46.4%	58.1%	64.0%	100.0%
Total	5,280,650	4.0%	20.9%	21.2%	59.4%	63.5%	67.5%	99.5%
Aguas Santiago	5,287	—	—	—	—	—	—	—
Santa Rosa del Peral	870	—	—	—	—	—	—	—
SMAPA	597,685	6.6%	99.9%	99.8%	98.4%	99.8%	100.0%	100.0%
Aguas Andinas' concessions	5,884,492	4.2%	27.9%	28.4%	62.9%	67.1%	70.7%	99.5%

Source: SISS.

(1) *Figures for 2000 to 2004 correspond to the weighted average of coverage for the urban population estimated for each year, while figures for 2005 and 2010 have been weighted for the population in 2004.*

(2) *Estimate.*

The purpose of sewage treatment is to reduce pollution and to comply with Chilean sanitary regulations applicable to treated sewage, which stipulates maximum concentrations of certain substances prior to discharge into the environment. Although the flow and composition of sewage arriving at sewage treatment facilities varies, on average more than 99.0% of its content is water. Our sewage treatment relies essentially on physical separation processes, biological processes and chlorine disinfection to break down organic matter and reduce the amount of pathogenic organisms.

Santiago Zone

Due to the closing of the Santiago Poniente plant in 2003, the Santiago Zone has three plants currently in operation, El Trebal, La Farfana and Trapenses. The two most important are El Trebal and La Farfana. El Trebal began operation in October 2001 and is located on approximately 92.5 hectares of land. It is designed to treat an average hourly flow of 4.4 cubic meters per second and a maximum hourly flow of 7.5 cubic meters per second. La Farfana began operation in September 2003 and is located on approximately 150 hectares of land. It is designed to treat an average hourly flow of 8.8 cubic meters per second and a maximum hourly flow of 15.0 cubic meters per second. At December 31, 2004, approximately 69.8% of the population in the Santiago Metropolitan Region had their sewage treated by these two plants.

Sewage treatment technology at these plants is principally based on the biological treatment of sewage through the use of bacterial micro-organisms which digest organic matter contained in the incoming sewage, releasing carbon dioxide into the atmosphere and producing bacterial cellular tissue, or biomass, which is then removed by sedimentation.

In general terms, in a conventional activated sludge system, the raw sewage settles to the bottom of sedimentation tanks in the primary sedimentation unit, and then the biomass is agitated and aerated in aeration tanks, from where it is passed to the secondary sedimentation unit. A portion of the settled biomass from the secondary sedimentation unit is removed as excess sludge and another portion is recirculated into the biological treatment process in order to maintain the correct amount of suspended

bacterial culture in such process. The water produced during the secondary sedimentation process is then disinfected and discharged into receiving water bodies in accordance with applicable legislation.

Once thickened in tanks, the primary sludge and the biological sludge generated during the above-mentioned processes are mixed and processed through anaerobic digestion, a method that significantly reduces the organic matter contained in the sludge. This digested sludge is stored and dehydrated through the use of centrifuges and natural solar action prior to its final disposal.

La Farfana was constructed and is operated by Degrémont pursuant to an agreement entered into by and between Aguas Andinas and Degrémont on May 4, 2001. Under this agreement and the amendments thereto, Degrémont is scheduled to operate the plant until July 31, 2006.

Although La Farfana has consistently complied with all laws and regulations, two unrelated events occurred that resulted in complaints of bad odors from the communities surrounding the plant subsequent to beginning its operations. The first event resulted from a partial failure of the anaerobic digesters which forced us to place partially undigested sludge in the drying fields for approximately five months. The second event resulted from accumulation of digested sludge on the drying fields for an extended period during the winter months due to the fact that the sludge drying process is significantly slower during winter than in summer. In order to resolve such problems, we (i) repaired the anaerobic digesters and improved the methane and anaerobic digestion monitoring control systems and (ii) shut down the on-site drying field and landfill at La Farfana. Currently, all drying and disposal of digested sludge is done off-site pursuant to a provisional sludge disposal authorization granted by COREMA Metropolitana. Upon completion of an environmental impact study relating to sludge disposal, COREMA Metropolitana will issue a ruling outlining the parameters with which all sludge disposal will have to comply. See "—Legal Proceedings" below.

According to the current investment development plan for Santiago agreed upon with the SISS, starting in January 2009, we must treat sewage from the Nogales Tributary area. The Nogales Tributary is one of the three large sewage tributaries that are found in the Santiago Zone, the other two being the Farfana Tributary and the Trebal Tributary. In order to treat sewage from the Nogales Tributary, the investment development plan requires the construction of the Mapocho Intercepting Sewer and the expansion of our sewage treatment capacity, which would result in full sewage treatment coverage for Santiago. At this time, we are negotiating a new development plan with the SISS.

System of Localities

We use separate sewage treatment plants for the peripheral localities. Currently there are nine operational sewage treatment plants in such zones (Paine, San José de Maipo, El Monte, Valdivia de Paine, Pomaire, Cexas-Melipilla, Esmeralda-Melipilla, Chicureo and Chamisero), one of which is operational but unable to charge tariffs until the preliminary testing period is complete (Talagante), and one of which is under construction (Curacaví). By the end of 2005, these plants will provide approximately 73.6% sewage treatment coverage. According to the current investment development plans agreed upon with the SISS, five of these plants will require modifications in order to comply with Chilean law and, by year 2009, a total of 15 plants (which will include the new plants of Buin-Maipo, Til-Til, El Canelo and Isla de Maipo) will provide approximately 92.7% of sewage treatment coverage by 2010.

Other regulated services

In addition to the above-mentioned regulated services of water production and distribution and sewage collection and treatment, we also receive revenue from other regulated services. As further described in "—Tariffs" below, in addition to variable charges relating to levels of consumption, our customers must

also pay a monthly fixed charge which is intended to cover certain of our operational expenses such as, among others, water meter readings and bill preparation, as well as certain administrative expenses. We also receive revenue from customers that are required to pay cut-off and reconnection costs (and any additional related charges) resulting from late payment of their bills. Our final source of revenue from these other regulated services relates to charges that we are authorized to bill our industrial customers relating to periodic analyses we undertake of their liquid industrial waste discharge to ensure compliance with Chilean environmental regulation.

Non-regulated businesses

We believe that in our business we have developed certain core competencies that could be profitably used in complementary non-regulated businesses. Currently, through our subsidiary EcoRiles, we provide industrial liquid waste treatment services, a sector that we believe offers potential for growth due to the implementation of stricter environmental standards in Chile beginning in 2006. Moreover, through our subsidiary ANAM, we provide environmental analysis services and, through our subsidiary G&S, we provide materials, supplies and equipment related to the sanitary industry. We are also exploring the possibility of participating in certain non-regulated businesses relating to rain water collection systems in the Santiago Metropolitan Region if the operation of these is privatized. As of December 31, 2004, our non-regulated businesses represented 6.4% of our total revenue. The net revenues of our non-regulated businesses grew 48.9% in 2004 and 47.1% in 2003 and, therefore, we believe that this sector of our business will continue to grow and will provide us with further opportunity to increase our margins.

CUSTOMERS

Over the last five years we have experienced steady annual growth of approximately 2.2% in our total number of customers, and, as of December 31, 2002, 2003 and 2004, we had 1,401,585, 1,436,220 and 1,467,381 total customers, respectively. Such number for December 31, 2004 represented 38.7% of the national market. Of such customers at December 31, 2004, 93.4% were residential, 6.3% were commercial and 0.3% were industrial. Such percentages have not varied to any significant extent over the last five years.

The following table provides information regarding the number of our water and sewage customers:

	Year ended December 31,					
	2002		2003		2004	
	Customers	%	Customers	%	Customers	%
Water						
Water(1)	30,060	2.14	31,481	2.19	29,575	2.01
Sewage(2)	260	0.02	497	0.04	267	0.02
Water and sewage(3)	1,371,265	97.84	1,404,242	97.77	1,437,539	97.97
Total	1,401,585	100.00	1,436,220	100.00	1,467,381	100.00

(1) *Includes those customers that only receive water services.*

(2) *Includes those customers that only receive sewage services.*

(3) *Includes those customers that receive both water and sewage services.*

The following table provides information regarding customers by category for the periods presented:

	Year ended December 31,					
	2002		2003		2004	
	Customers	%	Customers	%	Customers	%
Water						
Residential	1,309,369	93.4	1,340,606	93.3	1,370,628	93.4
Commercial	88,354	6.3	91,334	6.4	92,987	6.3
Industrial	3,862	0.3	4,280	0.3	3,766	0.3
Total	1,401,585	100.0	1,436,220	100.0	1,467,381	100.0

As a result of our emphasis on a "customer first" attitude, we received ISO 9000 certification in customer service in 2003.

TARIFFS

Pursuant to Chilean law, tariffs for water and sewage services are calculated every five years through a tariff negotiation public process engaged in by the relevant sanitation company and the SISS, which lasts approximately one year. Tariffs are fixed for such five-year period (other than inflation adjustments as set forth in Chilean law) unless the respective company and the SISS agree to make a new calculation prior to the end of that period due to a significant change in the assumptions on which the most recent rate structure was based. Due to the fact that the tariff negotiation process is done on a company-by-company basis, Aguas Andinas, Aguas Cordillera, Aguas Los Dominicos and Aguas Manquehue are all subject to different tariff negotiation processes. Furthermore, within each company, each concession area belongs to a different tariff group. Our most recent tariff negotiation processes, which began in October 2003 for Aguas Andinas and in May 2004 for its subsidiaries, were conducted pursuant to applicable regulations and ended with the publication of the respective new tariff decrees (in April 2005 for Aguas Andinas, in May 2005 for Aguas Manquehue, and in June 2005 for Aguas Cordillera and Aguas Los Dominicos). As a result of such processes, Aguas Andinas and its subsidiaries obtained an average tariff increase of 4.5% when compared to the tariffs that were in effect during February 2005. After taking into account the application of indexation formulas for the years 2004 and 2005, the impact on the average tariff for the first three quarters of 2005 with respect to the corresponding period for 2004 was a 10.3% nominal increase, and is expected to represent a nominal increase of approximately 13% for the full year 2005 as compared to the full year 2004. Our next tariff review process is scheduled to take place in 2010.

The Tariff Law recognizes seasonality in demand defining two periods, non-peak and peak, each of which is established in each tariff review process. The only difference between the tariff structures of these two periods is the water rate. While both structures have a variable water rate (which may differ in value), the peak period has an additional over-consumption charge that is designed to charge customers whose water consumption during peak periods exceeds their peak period consumption limit (the maximum value between the average customer's monthly consumption during non-peak periods and an over-consumption limit, which varies by tariff zone between 40 and 70 cubic meters per month), for the additional infrastructure needed to supply their demand during peak periods. If the customer's monthly consumption is lower than its peak period consumption limit, its bill would be calculated by adding (i) the fixed charge and (ii) such customer's consumption multiplied by the peak water variable charges. If the customer's monthly consumption is higher than its peak period consumption limit, its bill would be calculated by adding (i) the fixed charge, (ii) such customer's peak water consumption limit multiplied by the peak water variable charge and (iii) the over-consumption charge multiplied by the difference between its consumption and its peak period consumption limit. The peak and non-peak period rates may differ for each company, and within each company, for each tariff group. The peak periods are

from December 1 through March 31 for Aguas Andinas and for certain of Aguas Manquehue's tariff groups (Chicureo and Chamisero) and from November 1 through April 30 for Aguas Cordillera, Aguas Los Dominicos, and for Aguas Manquehue's remaining tariff groups.

Tariffs are equal for residential, commercial and industrial customers across each tariff group. We do not measure sewage generated by our customers but rather generally invoice our customers for sewage services based upon the number of cubic meters of water provided to the customer. The following table summarizes the current tariffs as of August 15, 2005:

	Fixed charge[1]	Non-peak water variable charge[2]	Peak water variable charge[3]	Over-consumption charge[4]	Sewage variable charge[5]
	(Ch$/month)	(Ch$/cubic meter)			
Company					
Aguas Andinas:					
Gran Santiago	467.00	243.81	234.02	542.42	238.26
Quebrada de Macul[6]	467.00	241.55	231.76	538.95	238.26
Localities[7]	467.00	185.88	183.81	532.72	194.68
Plazuela Los Toros[8]	420.00	196.16	196.63	549.14	76.83
La Florida and Puente Alto[9]	309.00	185.60	183.31	499.48	214.86
La Rinconada de Maipu[10]	508.00	142.48	137.76	355.62	213.15
Aguas Cordillera	626.00	285.10	285.10	464.28	174.65
Aguas Los Dominicos	627.00	284.73	284.73	464.83	207.37
Aguas Manquehue:					
Sta. María Manquehue[11]	1,218.00	454.80	414.34	687.24	140.19
Los Trapenses[11]	1,218.00	454.80	414.34	687.24	116.84
Chicureo	1,716.00	124.41	109.45	234.76	52.85
Valle Grande	508.00	237.74	229.65	592.88	248.91
Chamisero	465.00	138.65	121.45	328.80	124.61

(1) *Fixed Charge (Cargo Fijo Clientela), which is the part of the bill and is charged without regard to the customer's monthly consumption.*

(2) *Non-Peak Water Variable Charge (Cargo Variable Agua Potable), which is the charge for water production and distribution involving all the activities in water operation (abstraction, conveyance, treatment, regulation, pumping, distribution and fluoridation) in non-peak periods.*

(3) *Peak Water Variable Charge (Cargo Variable Agua Potable Punta), which is the charge for water production and distribution involving all the activities in water operation (abstraction, conveyance, treatment, regulation, pumping, distribution and fluoridation) in peak periods.*

(4) *Over-Consumption Charge (Cargo Variable por Sobreconsumo Agua Potable), which is the charge designed to compensate for financing the production and distribution infrastructure needed to render the service in the peak periods.*

(5) *Sewage Variable Charge (Cargo Variable por Uso de Alcantarillado) in Ch$/cubic meter of water provided, which is the charge for sewage collection, treatment and disposal. For Aguas Cordillera, Aguas Los Dominicos and Santa Maria de Manquehue this charge also includes interconnection charges.*

(6) *Quebrada de Macul belongs to the Gran Santiago Tariff Group, and the differences in the tariff rate are due to the fact that it does not include the fluoridation tariff.*

(footnotes continued on following page)

(7) *Comprised of the systems of San Gabriel, San José de Maipo-Guayacán-El Campito, Melipilla, Buin-Maipo-Paine-Linderos-Alto Jahuel, Curacaví, Talagante-Padre Hurtado-Peñaflor-Malloco-Calera de Tango-El Monte-El Paico, Pomaire, Valdivia de Paine, Til-Til, El Canelo-Las Vertientes-La Obra and Isla de Maipo.*

(8) *Plazuela Los Toros is located in the borough of Puente Alto and La Florida.*

(9) *Comprised of a part of the borough of La Florida and three zones of the borough of Puente Alto.*

(10) *Comprised of the concession area of La Rinconada in the borough of Maipú.*

(11) *Belong to the Aguas Manquehue tariff group but its current sewage treatment and disposal service differs. Los Trapenses has its own sewage treatment plant, while Santa Maria is interconnected with Aguas Andinas through Aguas Cordilleras' sewage collection system.*

Additionally, as we own the sewage treatment and disposal concession for the water coverage area of SMAPA, Santa Rosa de Peral and Aguas Santiago, as of August 15, 2005, the rate for our services was Ch$122.80, Ch$94.91, and Ch$104.59 per cubic meter, respectively. We bill such companies the monthly aggregate amount due for these services, but they are responsible for meter reading and bill preparation and collection for their customers.

See "Regulatory framework—Tariffs" for additional information regarding our tariffs.

WATER AND SEWAGE SERVICE SUBSIDY

The Government has a water and sewage subsidy law whose purpose is to ensure low income families access to water and sewage services while, at the same time, allowing sanitation companies the right to receive full payment for the services they provide. Subsidy levels are based upon Government studies, and the subsidy is applied to the monthly bill. It fluctuates from 25.0% to 85.0%, with the beneficiary paying the difference. The subsidies are managed by the municipalities in which the relevant customers reside and the concessionaire must seek payment from such municipalities. Moreover, the subsidies are included in the Government's annual budget and must be paid to the relevant municipalities, thus eliminating any risk that we have of non-payment of such subsidies by the municipalities.

For the years 2004 and 2005, 107,105 and 105,316 families, respectively, were eligible to receive such a subsidy. Such customers (with exceptions of the customers residing in El Comendador, Til-Til and Valdivia de Paine, which receive a 59.0% subsidy) received a subsidy of 50.0% of the monthly fixed and variable charges of bills up to a maximum consumption level of 15 cubic meters. For 2004, 95.0% of such families used the subsidy, which amounted to an aggregate amount of approximately Ch$209 million.

For the year 2005, a subsidy in addition to the above-mentioned subsidy was granted to the families belonging to the Chilean Social Protection System (*Sistema de Protección Social del Chile Solidario*), which resulted in 7,782 families that became eligible to receive full coverage of fixed and variable charges for bills up to a maximum consumption level of 15 cubic meters.

BILLING PROCEDURES

The procedure for billing and payment of our water and sewage services is basically the same for each customer category. Water and sewage bills are based upon water usage determined by monthly water meter readings. Sewage billing is included as part of the water bill and is based on the water meter reading.

In the Santiago Metropolitan Region, we monitor water meter readings by use of hand-held computers which quickly verify the monthly consumption level and then automatically transfer such information to our main computer billing system for processing and analysis of the consumption levels in order to detect

any abnormalities, thus allowing us to repair damaged meters or identify illegal consumption more rapidly. When processed and printed, we deliver all water and sewage bills by private mail to our customers' premises. We outsource both the water meter readings and the preparation, printing and delivery of bills to various third-party contractors that, under our supervision, employ and train their employees.

Payment of water and sewage bills can be made through electronic payment from checking accounts or credit cards, or physically at any of our 16 customer services centers or two collection centers located throughout our concession areas, as well as at nearly 500 non-affiliate collection centers located at certain banks and supermarkets, malls and other commercial centers. Such banks and non-affiliate collection centers then pay over such funds to the appropriate company. No service fees are charged to the customers for payment of their bill at a non-affiliate collection center. While we are not required to pay banks for their service as collection centers, we do pay a fixed amount per bill to certain other non-affiliate collection centers whose sole purpose is to act as a collection center.

Customers must pay their water and sewage bills within 15 days after the billing date. We charge interest on late bill payments according to rates established by the Government. As of September 30, 2005 such interest rate was 12.72%. Under current Chilean law, companies can suspend the provision of services if the bill has not been paid and 15 days have passed since written notification of such circumstance to the relevant customer. Under our current corporate policy, written notification of failure to pay is attached to the bill sent immediately after the non-paid bill and, therefore, we may suspend service immediately after the due date of the second consecutive unpaid bill. Services are restarted upon payment of past due balances, and the cut-off and reconnection costs are charged to the customer. As of December 31, 2002, 2003 and 2004, the percentage of customers with more than two unpaid bills was 4.1%, 4.4% and 4.2%, respectively. Although the average water bill increased during such time period, the ratio of such outstanding accounts receivable to average monthly sales dropped from 0.7 on December 31, 2002 to 0.6 on December 31, 2004.

CAPITAL EXPENDITURE PROGRAM

From 2000 through 2004, our capital expenditure program included capital expenditures (defined as the amount expended for additions to fixed assets and certain intangible assets plus/minus period-end accruals for such) totaling Ch$350,623 million, of which Ch$238,822 million related to sewage treatment projects (the construction of the El Trebal and La Farfana sewage treatment plants in 2001 and 2003, respectively), which resulted in an increase of our sewage treatment coverage for the Santiago Metropolitan Region from 4.2% in 2000 to 67.1% in 2004.

Currently, our capital expenditure program is designed to improve and expand our water and sewage system and to increase and protect water sources in order to meet the growing demand for water and sewage services in our concession areas. It has two specific goals in areas we serve:

- to continue to maintain the quality of our water and sewage services; and
- to increase the coverage levels of sewage treatment.

The principal projects in our capital expenditure program are:

- the expansion of our sewage treatment capacity, which would result in full sewage treatment coverage for Santiago; and
- the construction of an intercepting sewer that would allow us to eliminate the discharge of sewage to the Mapocho river, which flows through Santiago. This intercepting sewer will transfer the sewage to the new sewage treatment plant to be built.

For information concerning the sources of financing for our expenditure program, see "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources."

The following table outlines our capital expenditures, in UFs, that we will have to make in order to comply with the current investment development plan approved in 2000, for the periods indicated:

	2006	2007	2008	2009	2010	Total
Water production	377,813	334,441	264,621	530,927	794,707	2,302,509
Water distribution	680,620	670,085	295,689	371,071	458,357	2,475,821
Sewage collection	362,498	802,276	934,164	148,394	148,859	2,396,190
Sewage treatment and disposal	1,673,575	2,169,958	2,170,270	390,412	910,292	7,314,507
Total development plan[(1)]	3,094,506	3,976,759	3,664,743	1,440,805	2,312,215	14,489,028

(1) Does not include non-committed investments required to ensure the quality of our services and to replace obsolete assets and is generally related to, among other things, the replacement of network infrastructure and other assets, investment in information and control systems and purchase of water rights.

The following table outlines our anticipated capital expenditures, in UFs, according to the investment development plan under negotiation with the SISS, which was submitted on June 30, 2005, and would replace our current investment development plan, if approved:

	2006	2007	2008	2009	2010	Total
Water production	81,653	29,840	143,460	17,072	801	272,826
Water distribution	588,755	461,051	502,539	327,007	248,319	2,127,670
Sewage collection	228,123	307,089	203,461	180,899	160,147	1,079,718
Sewage treatment and disposal	440,991	735,647	2,933,481	1,749,010	1,692,767	7,551,896
Total development plan[(1)]	1,339,522	1,533,627	3,782,940	2,273,987	2,102,033	11,032,110

(1) Does not include non-committed investments required to ensure the quality of our services and to replace obsolete assets and is generally related to, among other things, the replacement of network infrastructure and other assets, investment in information and control systems and purchase of water rights.

Investment plans reflect a commitment on our part to undertake certain projects related to maintaining certain quality and coverage standards and not to a specific amount that we are required to invest. Accordingly, the above-mentioned figures could be higher or lower than the actual capital expenditures that we are required to make in order to maintain such quality and coverage standards. The above-mentioned amounts reflect estimations that we make relating to the investments we believe will be necessary to comply with the investment plan. Differences between the current investment plan (which became effective in 2000) and the investment plan that we are negotiating with the SISS largely reflect changes to our estimates and assumptions that have occurred during the last five years. We currently estimate that our non-commited investments for the years 2006-2010 will require capital expenditures of approximately UF2.6 million.

There can be no assurance that the amount budgeted will be spent during this time period.

EMPLOYEES

At December 31, 2004, we had 1,453 full-time employees.

The following table sets forth the number of our full-time employees by main category of activity and company as of the dates indicated:

	At December 31,		
	2002	2003	2004
Total number of employees	1,447	1,480	1,453
Number by category of activity:			
Executive	60	58	54
Operations	954	876	821
Professional and technical	433	546	578
Number of employees by company:			
IAM	3	4	3
Aguas Andinas	1,169	1,174	1,132
Aguas Cordillera	178	176	167
Aguas Los Dominicos	8	8	8
Aguas Manquehue	32	29	29
G&S	1	2	2
EcoRiles	16	47	57
ANAM	40	40	55

The average tenure of our employees is approximately 12.3 years. We also outsource certain services such as maintenance, delivery of water and sewage bills and meter reading. We believe that our relations with our employees are generally satisfactory.

Approximately 72.7% of our employees are members of unions. Our most recent collective bargaining agreements became effective in 2002-2003 and will all expire in 2006. While the right to strike generally exists under Chilean law, it is not allowed in certain public utility services, such as the water and sewage industry. Accordingly, while we will have to renegotiate all of our collective bargaining agreements in the next year, there is no risk of a work stoppage.

There are numerous labor disputes outstanding against our subsidiaries, most of which involve former employees. We believe that, if determined adversely to us, these disputes will not, individually or in the aggregate, have a material adverse effect on our results of operations or financial condition.

Aguas Andinas and Aguas Cordillera both have employee profit-sharing plans for certain of their non-unionized employees. Under Aguas Andinas' plan, 120 executives and other professional employees have separate agreements pursuant to which they are entitled to receive the equivalent of between 0.6 and 4.0 times their annual salaries if certain company and individual goals are met. Under Aguas Cordillera's plan, 11 executives and other professional employees have separate agreements pursuant to which they are entitled to receive the equivalent of between 0.5 and 2.0 times their annual salaries if certain company and individual goals are met.

Moreover, Aguas Andinas, Aguas Cordillera and Aguas Manquehue have employee profit-sharing plans for their unionized employees. Under Aguas Andinas' plan, union members are entitled to receive the equivalent of between 1.6 and 2.8 times their monthly salaries if certain company goals are met. Aguas Cordillera and Aguas Manquehue have similar plans under which union members are entitled to receive up to 1.9 and 1.0 times their monthly salaries, respectively, if certain company goals are met.

Aguas Andinas' collective bargaining agreement includes a voluntary retirement plan pursuant to which unionized employees receive an annual pension that takes into account such employees' seniority in the company.

ENVIRONMENTAL MATTERS

Our water and sewage operations are subject to Chilean laws and regulations relating to the protection of the environment.

Pursuant to the mandate granted in the Chilean Constitution, the legislative branch approved the General Environmental Law (*Ley sobre Bases Generales del Medio Ambiente* (Law No. 19,300)), which declared that it regulated "the right to live in a clean environment, the protection of the environment, the preservation of nature and the conservation of environmental heritage." Such law establishes a subjective liability for environmental damage, and, therefore, anyone who, by neglect or fraud, causes damage to the environment is obligated, if possible, to materially remedy the damage at his expense and to indemnify affected third parties. The law grants public or private individuals or corporate bodies who have suffered damage or injury the right to petition for indemnification of environmental damage from the municipalities in which the damage occurred or from the Government through the Council for State Defense (*Consejo de Defensa del Estado*). Moreover, the law presumes environmental liability when a quality standard, emission standard, prevention plan, decontamination plan or special regulations in environmental emergencies, or standards on environmental protection, preservation or conservation have been violated. In addition to the above-mentioned liabilities, administrative penalties may be imposed as a consequence of non-compliance with environmental laws and regulations. In this regard, pursuant to the General Environmental Law, legal entities may be penalized with warnings, fines, or revocation of their environmental authorizations.

In the Santiago Metropolitan Region, the COREMA Metropolitana is responsible for pollution control pursuant to the General Environmental Law.

In particular, the construction and operation of aqueducts, water and sewage treatment facilities, as well as the release of effluents and the final disposal of the sludge generated as a result of the water and sewage treatment process, require prior environmental authorization (including potential mitigating activities) from the environmental authorities, based on a process of environmental evaluation, with the involvement of different authorities and the general public, and must comply with environmental standards established by such law and other environmental regulations. An environmental evaluation is a procedure handled by the National Environmental Commission (CONAMA) or the respective Regional Environmental Commission (COREMA), as the case may be, that determines, based on an environmental impact statement or study, whether the environmental impact of an activity or project is within governing standards. Generally, a project must be submitted to an environmental evaluation through a study (when the impacts are significant) or a statement (when they are minor), depending on the magnitude of the impacts that the project is foreseen to cause. Both assessment procedures end in an environmental resolution that approves the project and sets down the requirements it must follow during the construction, operation and abandonment stages. Mitigatory, reparative or compensatory measures may be established in respect of environmental impacts as well as risk prevention measures. The differences between a statement and a study are that the periods for assessment of the statement are shorter than those of a study and there is formal citizen participation in the study, and the Environmental Rating Resolution must take into account each of the material observations made by the community during such process.

Since May 1998, we have maintained a unit responsible for developing environmental impact studies and programs. We believe that we are in material compliance with all relevant environmental laws and regulations.

LEGAL PROCEEDINGS

General

Our subsidiaries are parties to diverse legal proceedings, both as plaintiffs and defendants, all of which arise in the ordinary course of their business. These generally include civil, commercial and labor-related lawsuits, and, more specifically, lawsuits relating to claims for damages alleged to have resulted from violation of laws relating to the provision of water and sewage services. Other than as described below, we believe that all such legal proceedings are routine in nature for the industry in which we operate and have not and will not result in any material losses or gains for us.

Our subsidiaries also have several claims pending that seek to void or reduce the amount of fines imposed by the SISS and health service and environmental authorities in relation to alleged minor breaches of sanitation or environmental regulations. At September 30, 2005, the aggregate amount of such claims equaled approximately Ch$227,000,000 (approximately US$428,949). As a precondition to appealing such fines, such companies had to pre-pay them; however, in the event that such companies prevail in their appeals, the SISS will be obliged to refund such pre-payments.

Santiago Poniente and La Farfana litigation

Private claims

Aguas Andinas is a respondent in four lawsuits filed against it by numerous private individuals who are seeking compensation for alleged damages stemming from the emission of odors at our Santiago Poniente (closed in 2003) and La Farfana sewage treatment plants. Such lawsuits are based upon various grounds but principally allege that the emission of odors violates environmental regulations and/or the constitutional right to live in a clean environment, and seek damages relating to an alleged decrease in value of adjacent properties and alleged emotional distress (*daño moral*).

The aggregate amount of damages claimed in these lawsuits is approximately Ch$21,600 million (approximately US$40.8 million). Aguas Andinas believes that the plaintiffs' assertions and claims for damages are without merit and intends to defend itself against such actions. Although we cannot assure you as to the outcome of these proceedings, our management believes that the final outcome of these proceedings is not likely to have a material adverse effect on our financial position and results of operation.

Fines and other sanctions

In December 2003 and October 2004, the Santiago Metropolitan Region's *Servicio de Salud* and, in May 2004 and June 2005, the *Comisión Regional del Medio Ambiente* imposed fines (in the aggregate) upon Aguas Andinas of Ch$117.8 million (approximately US$222,672) relating to two specific events regarding the emission of odors by La Farfana in December 2003 and October 2004 resulting principally from the accumulation of sludge resulting from the sewage treatment process. Aguas Andinas has appealed such fines and such appeals are now pending before the courts. Although we cannot assure you as to the outcome of these proceedings, our management believes that the final outcome of these proceedings is not likely to have a material adverse effect on our financial position and results of operation.

COMPETITION

We do not face any competition in the areas in which we provide water and sewage services, as we have an exclusive right to provide such services, subject to one limited exception that allows water producers (other than a distribution concessionaire) to enter into water or sewage treatment contracts with certain large-scale consumers. See "Regulatory framework—Other relevant aspects—Large-scale consumers." As of September 30, 2005, no such large-scale consumers had entered into any such arrangements in our concession areas.

On the other hand, we do experience competition from private companies with respect to our unregulated businesses, such as the treatment of liquid industrial waste, environmental analysis and the rendering of other sanitation-related services. For the nine months ended September 30, 2005, net revenue from our unregulated businesses represented 6.9% of our total net revenue.

INSURANCE

We have all-risk property insurance for physical damage to all of our buildings, their contents and, in general, our infrastructure, which includes, among other covered risks, earthquakes, fire, theft, acts of terrorism, natural disasters and machinery breakdown. As we consider them to be low risk assets, our water distribution network (from the storage tanks to the connection points at customers' properties) and our sewage collection network (from points of connection at customers' properties to interceptors and pumping stations) are excluded from such coverage. Moreover, we do not have insurance for business interruption risk because the deductibles under such policies generally exceed the usual estimated amount associated with a return to normal operations. Nevertheless, we are insured for any increased operational costs related to the reinstatement of our services subsequent to such business interruption. In addition, we have insurance for third-party liability, which covers damages related to, among other things, sudden and accidental contamination, transportation of hazardous substances, labor injuries and injuries caused by vehicles or moving equipment. We do not have insurance for contamination that covers environmental mitigation, restoration and compensation costs because we do not believe that the high premiums for such insurance are justified by the low risk of such liability. We obtain our insurance on an annual basis through public bids involving major Chilean insurance companies, such as our current insurers, Chilena Consolidada S.A. (Zurich Group) for our third-party liability insurance and Royal & SunAlliance S.A. for our all-risk property insurance. We believe that we maintain insurance at levels customary in Chile for the types of business in which we are engaged.

PROPERTIES

Our principal properties consist of our real estate holdings throughout our concession area, water sources, water treatment facilities, water distribution networks, consisting of water pipes, water mains, water connections and water meters, sewage treatment facilities, and sewage collection networks, consisting of sewer lines and sewage connections. At December 31, 2004, we owned 16 water treatment plants and approximately 12,083 kilometers of water pipes and mains, as well as 12 sewage treatment plants and approximately 9,820 kilometers of sewer lines.

We own our headquarters building and other major administrative and operational buildings as well as the real estate where our water production, water treatment and sewage treatment plants are located.

At December 31, 2004, the total net book value of our property, plant and equipment was Ch$574,927 million.

All of our material properties are located in the Santiago Metropolitan Region.

TRADEMARKS

We have registered 114 trademarks for Aguas Andinas and Aguas Cordillera. All of them are currently in effect, but must be renewed within one month subsequent to the expiration date of each respective trademark.

Regulatory framework

OVERVIEW

The current regulatory framework for the Chilean sanitation industry entered into effect in 1988 with the enactment of the General Sanitation Services Law (*Ley General de Servicios Sanitarios*) (Statutory Decree No. 382 of the MOP of 1998), and the regulations thereunder, and the Sanitation Services Tariff Law (*Ley de Tarifas de los Servicios Sanitarios*) (Statutory Decree No. 70 of the MOP of 1988), and the regulations thereunder. This new institutional framework for the Chilean sanitation industry was completed by the enactment of the law subsidizing water and sewage service for low income families (*Ley de Subsidio y Pago del Consumo de Agua Potable y Servicio de Alcantarillado*) (Law No. 18,778 of 1989), and the regulations thereunder, and the law that created the SISS (Law No. 18,902 of 1990), and the regulations thereunder. The SISS is the highest regulatory authority in the sector and plays a technical, regulatory and controlling role.

The above-mentioned regulatory framework radically changed the Chilean sanitation industry, which previously was a Government-controlled industry in which the Government owned virtually all of the sanitation industry and, consequently, was a producer as well as a controller and regulator in which the private sector played a very secondary role. On the other hand, the new regulatory framework clearly separated the regulatory and controlling functions of the Government (fundamentally handled by the SISS) from the role of producer (which was ceded to several sanitation companies), although the Government maintained ownership control over all sanitation companies in this first stage of the transformation of the sanitation industry.

This new institutional model for sanitation services was a response to structural changes that had occurred in the Chilean economy in which the Government surrendered its predominant role to private enterprise and to the market as the natural allocator of resources. Similar reforms had previously been undertaken in both the electricity and telecommunications sectors.

The new regulatory framework in the sanitation industry was based on the following basic underlying principles:

- a separation of the regulatory and supervising functions, which would be conducted by the Government, through the SISS, from those of production and sale of services, which would be performed by companies;
- a transformation from a regime where the Government rendered services directly to a regime in which those services were rendered by independent companies (at the beginning, mainly public companies, the majority of which, at the end of the 1990s and beginning of the 2000s, were privatized);
- a change in the legal structure of the Government-controlled companies, assimilating them to those in the private sector (such as open stock corporations); and
- a common legal framework for public or private companies that gave the sanitation sector stability and regulated providers in the following ways: (i) sanitation services were operated as public utilities; (ii) concessions were granted to establish, build and operate sanitation services, (iii) compliance with the rules relating to the supply of sanitation services was controlled by the SISS; (iv) regulation of the relations between concessionaires, the Government and users; (v) a regulated price regime that encouraged efficiency in companies, sought self-financing and provided appropriate signals to consumers; and (vi) a direct subsidy by the Government to low income families (along with the elimination of cross-subsidies between consumers or between one company and another).

Moreover, this regulatory framework emphasized two fundamental regimes in order to introduce economic efficiencies and to create a stable regulatory system for the sanitation industry: the Sanitation Services Concession Regime and the Sanitation Services Tariff-Setting Regime. See "—Concession regime" and "—Tariffs" below. Furthermore, the function of the SISS is to apply and control compliance with the provisions in the General Sanitation Services Law, the Tariff Law and the rest of the regulatory framework for the industry.

CONCESSION REGIME

The General Sanitation Services Law (*Ley General de Servicios Sanitarios*) and its rules and regulations establish a regulatory framework for the initiation, construction and operation of water and sewage services through the grant of concessions to corporations, which concessions may be granted to operate individual or integrated stages of the water and sewage services. The concession grants the holder a right of ownership that is guaranteed and protected by the Chilean constitution, cannot be attached and allows the ownership or right to operate the concession, which can be legally transferred to third parties if such transfer is authorized by the SISS, which will solely confirm that the assignee meets legal requirements.

Concessions are granted for an indefinite period of time by decree of the MOP at no cost to the company requesting them, provided it meets the requirements established under Chilean law. The decree granting a concession must indicate the type of service to which it refers, the conditions in which the service will be rendered, the tariff regime, the investment development plan that the concessionaire must implement and the guarantees required to be given to assure compliance with such investment development plan. Concessions can only be granted to Chilean corporations governed by the rules of open corporations (and, accordingly, subject to oversight by the SVS) that engage in the business of establishing, building and operating public sanitation services and other related activities. Concessions grant the right to use national public property free of charge to build or install sanitation infrastructure, including the right to impose easements on private property under the conditions stipulated under Chilean law.

Concessions may be granted by the Government for one or more of the following water and sewage services: (i) water production; (ii) water distribution; (iii) sewage collection and (iv) sewage treatment and disposal. Water distribution and sewage collection concessions are requested and granted together. In order to request the grant of a concession from the Government, a company must present a proposed tariff regime, an investment development plan for the areas in which it is requesting the concession and guarantees to assure compliance with such investment development plan. The investment development plan must include a detailed schedule of investments to be made in the concession area over the next 15 years, along with an anticipated level of service for each sector inside the concession area.

Water and sewage concessionaires are responsible for maintaining certain levels of quality with regard to customer service as well as to the relevant water and sewage services that they provide. Moreover, concessionaires are required to maintain the water and sewage networks to the point of connection to the customer and to provide service to anyone requesting it inside their concession area.

The General Sanitation Services Law and the rules and regulations thereunder regulate the legal regime applicable to sanitation concessions, including the purpose thereof, the rights encompassed thereby, the requirements imposed on concessionaires, the procedures for the grant of a concession and the rules on termination and transfer of concessions, as well as the bankruptcy of the concessionaire.

The general rules that govern the operation of sanitation services also include the obligation of the concessionaire to render sanitation services to all residents inside its concession area, the possibility of adding new areas to the concession through a tender mechanism or through expansion of the existing concession closest to the new area, and the obligation of the concessionaire to control the quality of the services supplied and to guarantee the continuity and quality of service.

A concession may be terminated both prior to its entry into operation and after operation has begun under various situations as established under Chilean law. Pre-operational termination events include, among others, failure to perform the pre-operational infrastructure investments outlined in the investment development plan that are necessary to provide the service or violation of the rules relating to ownership concentration. See "—Other relevant aspects—Ownership concentration" below. Once the concession is operational, it can only be terminated by a decree of the President of the Republic issued on the basis of a technical opinion of the SISS. Such SISS opinion must (i) take into consideration the

concessionaire's compliance record and the materiality of the violation and (ii) outline the legal bases for termination which include, among others, failure to comply with service quality standards or to adequately implement investment development plans. This process helps to ensure that isolated breaches do not result in the termination of a concession. Once a concession has been terminated, it is placed under provisional administration and subsequently sold pursuant to a public tender process. The proceeds from the public tender are allocated to expenses of the interim administration, to creditors and to financial claims for fines, with the balance to the defaulting concessionaire. The termination of a concession may be challenged by the affected party either through administrative or judicial claims, based, among other things, on disproportion of the sanction to the violation, the existence of errors in the technical opinion sustaining the concession or errors in the termination decree.

TARIFFS

General

The Sanitation Services Tariff Law defines the mechanism by which tariffs are calculated for water and sewage service. The tariff rates set pursuant to this procedure are ceilings and are applicable to both end users and intermediaries. The legal framework regulating tariff-setting in the sanitation sector is based on the following principles:

- *Dynamic Efficiency*: Tariffs must reflect prices that would result in the context of a competitive market. In order to ensure this result, the concept of a model company is used in which the costs on the basis of which tariffs are calculated are evaluated independently from the actual costs of the sanitation company operating the concession. This technique leads to a simulated competition where prices are set in harmony with the marginal long-term cost of producing the good and/or service. The concept of dynamic efficiency also implies that each time tariffs are set, improvements in productivity that occur in the rendering of the service would be included.
- *Stability*: This is achieved by establishing tariffs for periods of five years, according to formulas and procedures established in the law, with periodic adjustments according to certain indexation formulas.
- *Clarity*: The intent is for the price structure to be simple and easily understood by both consumers and providers.
- *Non-discrimination*: This refers to the lack of discrimination among users, except for reasons of cost, and it seeks to establish tariffs based on the cost to the system for the different stages of sanitation services. It eliminates cross-subsidies for users in the same system as well as subsidies between systems.
- *Economic Efficiency*: The application of this principle is reflected in the creation of a tariff structure that seeks to provide rational signals to guide the demand and production decisions of the economic players. It encourages, on the one hand, the rational use of water resources by consumers and, on the other hand, the constant attempt by sanitation companies to increase their levels of efficiency. It aims to set tariffs using the concept of marginal cost since the price in an efficiently functioning market should reflect the opportunity cost of producing one additional unit of the good (marginal cost) or the efficient tariff.
- *Self-Financing*: The idea is to allow the self-financing of companies according to costs and returns compatible with the competitive market. The provider can thus cover its costs, finance its investments and earn revenue according to the level of risk it is facing. This principle arises from the problem of financing that effects natural monopolies when tariffs are at the marginal cost since efficient tariffs do not allow a company to finance itself. The legal framework recognizes this situation through the concept of total long-term cost, which represents the cost of restoring a model company that begins its operation with the ability to satisfy the annual demand for a period of five years, using a capital cost rate equal to the average return on adjustable long-term securities of the Central Bank for a period greater than or equal to eight years, plus a risk premium of 3.0% to 3.5%. In any case, the capital cost

rate may be no less than 7.0%. The type of adjustable Central Bank note, its term, and the period used to establish the average will be determined by the SISS considering the characteristics of liquidity and stability of each note in the manner indicated in the regulations. In any case, the period to be considered in calculating that average may be no less than six months nor greater than 36 months.

Thus, the tariffs are determined on the basis of the marginal cost for a model company (defined as a sanitation service provider designed for the purpose of efficiently providing sanitation services required by the population, taking into account the governing laws and regulations). In creating such model company, existing geographic, demographic and technological restrictions must be taken into account. This model is used to avoid transferring the cost of inefficiency to users.

The stages that are considered for water and sewage systems in determining the cost of investment, operation and maintenance of rendering services are supply of water (production and distribution) and disposal of sewage (collection and disposal). Each of the stages involves capacity costs (associated with maximum demand), volume costs (proportional to the service), and fixed costs (separate from the level of service).

Once the operating and investment costs of the model company have been calculated, an annual long-term cost is determined using the cost of the model company for the next 35 years. A tariff structure is then sought to cover its long-term costs and earn a fair return on investments. Finally, the annual revenue of the model company is calculated using these efficiency tariffs and the average demand over the next five years. Those tariffs are adjusted until the annual revenue of the model company is equal to the annual long-term cost.

The tariffs are calculated every five years unless the company and the SISS agree to make a new calculation prior to the end of that period because of a significant change in the assumptions on which the most recent tariff structure was set out. In any case, the new tariffs will remain in effect for five years, subject to indexed inflation adjustments, or until both parties agree to recalculate them.

Before beginning each new period (one year before the tariffs expire), the company can request that the tariff formulas remain the same for the following period. If the SISS agrees with this request, the formulas will remain in effect for another five years or until both parties agree to recalculate them.

When the tariff negotiation process begins, the SISS and a concessionaire make their own calculations of what the new tariff should be. These studies are provided simultaneously to the other party. If there are no discrepancies between the results of both studies, the tariffs are set on the basis of the SISS study. If the concessionaire has discrepancies with the SISS proposal, the concessionaire has a period of time to communicate them to the SISS, together with supporting information. If no agreement is reached, the case is submitted to the analysis of an independent expert committee comprised of three members, one chosen by the SISS, one by the concessionaire and a third by the SISS from a list established by mutual consent of the parties prior to commencement of the process. The experts must be persons of renowned prestige and technical ability who have no economic ties either to the SISS or to the concessionaire. The expert committee must render a decision on each of the items where there is a discrepancy and choose one of the two tariffs within 30 days after submission of the studies. The expert committee may propose a new tariff that combines aspects of the SISS and concessionaire studies; however, it must always opt for the position presented either by the SISS or the concessionaire on any specific item being discussed. The decision of the expert committee cannot be appealed. The proposal with the tariffs and design agreed upon with the concessionaires, or ruled upon by the expert committee, is then sent to the Ministry of Economy, who in turn issues its comments and a final approval to proceed with the official publication of the tariffs.

Tariff setting calendar

Below is a typical calendar for the tariff-setting process according to the law. The date referred to as t_0 is the date when the new tariff structure will enter into effect.

Date	Activity
(a) 12 months prior to t_0	The SISS must inform the company of the terms of the studies (costs to be included, demand projections, optimization standards, quality levels, raw water valuation methodology and calculation of the capital cost rate, etc.). Appointment of common experts.
(b) 60 days after (a)	The company can present objections to the terms of the studies.
(c) 45 days after (b)	The SISS must decide on objections. The verdict is final.
(d) 30 days after (a) or (b)	The company must deliver the necessary information to the SISS to calculate the tariffs (structures of the systems, location of water sources, etc.).
(e) 5 months before t_0	The SISS and the company exchange results from the respective studies (tariff structure).
(f) 30 days after (e)	The company can present objections to the tariff structure determined by the SISS or to the parameters used, together with relevant supporting information. Discrepancies can be resolved by mutual consent of the SISS and the company. The tariffs will be considered final if the company presents no objections.
(g) 15 days after (f)	The expert committee is convened if the SISS and the company do not reach an agreement.
(h) 6 days after (g)	The SISS and the company must appoint the individuals who will be members of the expert committee.
(i) 7 days after (h)	The expert committee must meet.
(j) 30 days after (i)	The expert committee must decide on the disputes between the SISS and the company and choose the position of one or the other in each of the disputes (no intermediate positions can be adopted).
(k) 3 days after (j)	The expert committee must inform the SISS and the company of its verdict, which will be final.
(l) 30 days before t_0	The SISS must establish new tariffs, which will be valid for the next five years.

WATER RIGHTS

Introduction

The principal Chilean legislation relating to water rights is contained in the Water Code, which, although amended, has been in effect since 1981. In May 2005, Law No. 20,017 amended several rules of the Water Code, principally those related to:

- the procedure for adjudication of water rights;
- the resolution of pending requests for water rights;
- the regulation of groundwater rights;
- the granting of discretional powers to the General Water Office (*Dirección General de Aguas*), or the DGA;
- the collection of fees due to the non-usage of water rights;
- the granting of additional powers to the President of Chile, such as setting minimum ecological river flows or granting water rights in certain cases; and
- the establishment of minimum environmental protection standards, such as the setting of minimum ecological river flows.

Water sources are classified as either oceanic water sources or terrestrial water sources. Oceanic water sources are not subject to regulation under the Water Code, which is only applicable to the use, acquisition and production of terrestrial water sources, which, in turn, are further classified into groundwater sources and surface water sources.

Section 5 of the Water Code provides that water sources are part of the national patrimony intended for public use, but over which private entities may have a water right, which is usually granted by the DGA through a resolution or, in certain cases, by the President of Chile through a decree, as contemplated in Section 148 of the Water Code.

As a result of the above, private entities are then holders of the relevant water rights, which constitute a concession, as granted by the proper authorities. According to Section 6 of the Water Code, such rights are property rights which benefit from Chilean constitutional and legal protections.

The regulatory framework relating to water rights is based upon the following two principles:

- *Stream unity principle*: this principle allocates the water rights according to the river basins that contain the water source; this principle applies, among other things, to the distribution of water rights, contamination and conflicts between customers; and
- *Free transferability of rights*: this principle is aimed at the creation of a water rights market.

Different kinds of water rights

Water rights can be classified as follows:

- Consumptive: allow the holder of the rights to completely consume the water for any activity;
- Non-consumptive: allow the usage of the water but not its consumption, such that the water must be reintroduced into the environment in accordance with the procedures outlined in the authorization granting the non-consumptive water right;
- Permanent use: refers to water rights granted for non-exhaustive water sources with a permanent use qualification;
- Eventual use: refers to all water rights that are granted without a permanent use qualification;

➤ Continuous: allow 24 hour-a-day usage of the relevant water source;

➤ Discontinuous: allow usage of the relevant water source solely for specified periods; and

➤ Alternate: divide the usage of the relevant water source among two or more parties.

Acquisition of water rights

According to Section 20 of the Water Code, water rights are acquired by means of a resolution issued by the DGA, which grants a concession. However, in certain cases, the President of Chile has the power to grant concessions by means of a decree.

In requesting water rights from the DGA, the petitioner must follow certain DGA procedures contained in the Water Code. If no objections are timely filed during such process, the requested water rights will be granted by the DGA, provided that they comply with all applicable laws and the water source is available.

The resolution granting the water rights must be transcribed by means of a public deed signed jointly by the petitioner and an officer of the DGA and then registered before the relevant water property registry.

In the last amendment of the Water Code, a special public auction procedure was created under Section 142 which allowed for the adjudication of water rights, applicable to those cases in which there are two or more requests relating to the same water right, and there are no available resources to grant all such requests.

Loss of water rights

Section 21 of the Water Code provides that every aspect related to the acquisition, transfer or loss of water rights due to the statute of limitations is governed by the Chilean Civil Code (*Código Civil*), unless otherwise regulated by specific rules of the Water Code.

Section 129 provides that the termination of water rights is governed by common law, and it also becomes effective upon resignation in accordance with Section 6 of the Water Code.

Non-usage payment

One of the recent amendments to the Water Code relates to the collection of fees due to non-usage of consumptive water rights. Pursuant to such amendment, a fee will be charged to the holder of consumptive water rights for permanent exercise if it has not performed the works necessary for the collection of water. However, the Water Code also provides that "*Those water rights held by public sanitation companies under their respective concessions cannot be considered as subject to the payment of the fee (non-usage payment fee), until the date on which such water rights must start to be used as outlined in the relevant investment development plans, a fact that must be certified by the SISS.*"

OTHER RELEVANT ASPECTS

Quality of the service

The quality of sanitation services is defined in applicable laws and regulations and diverse technical standards which relate to, among others, the water quality, the continuity of service and the level of pressure, as well as standards relating to sewage treatment and disposal. The quality standards also refer to customer service, including, among other things, methods of bill collection, the right to suspend service, charges for improperly functioning equipment or damage to equipment or the network.

Ownership concentration

General

In order to mitigate the fact that water and sewage companies are natural monopolies inside their concession areas, Chilean water and sewage regulations were drafted in order to avoid a concentration of ownership across the different concession areas. Accordingly, such regulations classify companies into the following three groups (according to information available as of December 31, 2004, there were 54 water and sewage companies registered with the SISS):

- *Large Company*: Companies that have customers representing a percentage greater than or equal to 15.0% of the national customer total. As of December 31, 2004, Aguas Andinas was the only company in this group.
- *Mid-Size Company*: Companies that have customers representing a percentage greater than or equal to 4.0% but less than 15.0% of the national customer total. As of December 31, 2004, there were seven companies in this group.
- *Small Company*: Companies that have customers representing a percentage less than 4.0% of the national customer total. As of December 31, 2004, there were 33 companies in this group.

Chilean law prevents a person, or a group of persons with an agreement to act jointly, from holding an interest in the ownership of: (i) 49.0% or more of the total number of companies in each category (50.0% if there are only two companies in such category and not applicable if there exists only one company in such category); and (ii) more than 50.0% of the total number of customers in the country.

Moreover, Chilean law also prohibits a person, or a group of persons with an agreement to act jointly, that controls or has a decisive influence over (as both terms are defined in the Chilean Securities Market Law) electricity, local telephony or gas distribution concessionaires that are natural monopolies, from holding a certain interest in the ownership (defined as having voting rights allowing such person or group to elect more than one member of the board of directors or to control more than 10.0% of the voting capital stock) of, or engaging in the business of, water and sewage services in any area in which it provides its electrical, telephone or gas distribution services to more than 50.0% of the users in such area. The *Tribunal de Defensa de la Libre Competencia*, or the Antitrust Court, has the power to determine whether a concessionaire is or is not a natural monopoly for the application of this rule.

Gas Natural

On September 5, 2005, Gas Natural announced its intention to acquire control of Endesa and requested authorization from the Spanish National Securities Commission (*Comisión Nacional de Mercado de Valores de España*) to conduct a public tender offer to acquire up to 100% of the share capital of Endesa. The tender offer is subject to certain conditions, including, among others, the acquisition of shares representing at least 75% of the share capital of Endesa and the prior approval of various amendments to Endesa's by-laws. The tender offer has also been submitted to the Spanish Antitrust and Energy Commissions (*Servicio de Defensa de la Competencia* and *Comisión Nacional de la Energía*) for their approval, and the European Union is currently considering whether it needs to review the transaction. Endesa's board of directors (*Órgano de Administración*) has expressed its opposition to the tender offer.

Endesa controls, among others, the Chilean *sociedades anónimas abiertas* (open stock corporations) Enersis, Endesa Chile and Chilectra, the latter being the principal electricity distributor in the Santiago Metropolitan Region. Its concession area coincides to a great extent with Aguas Andinas' water and sewage concession area.

The Chilean General Sanitation Services Law (*Ley General de Servicios Sanitarios*) imposes restrictions that prohibit a person, or a group of persons with an agreement to act jointly, that control or have a decisive influence over (as both terms are defined in the Chilean Securities Market Law) an electricity,

local telephony or gas distribution concessionaire which is a natural monopoly, from holding a certain interest in the ownership (defined as having voting rights allowing such person or group to elect more than one member of the board of directors or to control more than 10.0% of the voting capital stock) of, or engaging in the business of, water and sewage services in any area in which the concessionaire provides its electrical, telephone or gas distribution services to more than 50.0% of the users in such area. If the tender offer is successful, La Caixa would have holdings, either directly or indirectly, in Agbar and Gas Natural and, as a result, the Chilean regulatory authorities may decide to investigate to determine if such holdings constitute a violation of the above-mentioned prohibition on simultaneous holdings.

Although we believe that a successful tender offer by Gas Natural would not result in a violation of the Chilean General Sanitation Services Law because La Caixa would not have simultaneous holdings as defined in such law, we can not assure you that the Chilean authorities would agree with such position or that they would not consider La Caixa's holdings to be in violation of such law. If they concluded that there was a violation, and the courts were to accept this interpretation, Chilean authorities could impose any of the sanctions set forth in such law, which include (i) suspension of voting rights with respect to the shares that caused the violation, until the direct or indirect control of one of the companies is divested; (ii) a fine ranging from approximately US$34,000 to approximately US$340,000; and (iii) the obligation to sell the shares of one of the companies in which a "controlling" interest is held within six months. In any case, before being required to sell shares, La Caixa could voluntarily decide to sell its "controlling" interest in either company. If the SISS determines that the violation was not caused by IAM, it may refrain from imposing fines and suspending voting rights and may extend the six-month selling period to a two-year period. Any decision handed down by Chilean authorities which declares a violation and imposes sanctions may be appealed before the Chilean courts.

Reimbursable financial contributions (*aportes financieros reembolsables*)

Sanitation concessionaires are required by law to provide service to all consumers in their concession areas; however, a concessionaire can condition the provision of such service on the construction of the infrastructure required for the service.

The Sanitation Services Tariff Law provides a mechanism to finance these additional works, called reimbursable financial contributions. Under this mechanism, we can require the parties interested in receiving the services either to finance the extension of supply lines or to finance an increase in supply capacity. Such financing is documented by a promissory note executed by us as debtor and delivered to the financing third party. In accordance with the terms of such promissory note, we must reimburse such third party for the full amount of the financing (including principal, interest and adjustments). In limited circumstances, the concessionaire may request a guarantee from the third party to ensure such financing.

Regulation of acquisitions and other contracts

Chilean law also obliges sanitation companies to conduct public tenders for the acquisition of goods or the contracting of services (i) with persons related to the company for sums greater than approximately US$1,500 and (ii) in all cases for contracts greater than approximately US$150,000.

Large-scale consumers

Under current law, a water producer (other than a distribution concessionaire) can enter into water or sewage treatment contracts with large-scale consumers at prices freely set by the parties. In such scenarios, the concessionaire for the affected area must allow the water producer use of its water and/or sewage lines, subject to the payment of a fee and other costs. Large-scale consumers are defined by law as those consumers that are ranked in the top 15.0% in demand as invoiced by the concessionaire.

Subsidy law

The purpose of the subsidy law was to ensure access by low income families to water and sewage services. The subsidy is granted according to a social survey taken by the Government, and it is applied

to the monthly bill. It fluctuates from 25.0% to 85.0%, and it must be granted equally to inhabitants in the same region who fall within the same social level. As such subsidies are provided for in the annual budget law for Chile, concessionaires still receive full payment for the services they provide. The subsidies are managed by the municipalities in which the relevant customers reside, and the concessionaire must seek payment from such municipalities.

Right to terminate service

Under current Chilean law, companies can suspend the provision of services if the relevant bill has not been paid and 15 days have passed since written notification of such circumstance to the customer. Services are restarted upon payment of past due balances, and the cut-off and reconnection costs are charged to the customer.

Easements for installation of water pipes and mains

Our subsidiaries hold various easements for the operation of our water distribution and sewage collection networks. Many of these easements were granted pursuant to the Water Code and the General Sanitation Services Law, which provide the holders of sanitary concessions the right to create and impose easements on property owners in order to construct the necessary pipes and mains networks for water distribution and sewage collection. In such cases, property owners who must grant such easements have the right to monetary compensation.

INSTITUTIONS FORMING PART OF THE INDUSTRY

Superintendency of Sanitation Services

The SISS was created by law as a functionally decentralized public service with legal capacity and its own patrimony, subject to oversight by the President of the Republic through the MOP. Its principal functions include controlling sanitation service providers, controlling compliance with the rules relating to sanitation services and controlling liquid industrial waste.

The SISS must also propose technical standards relative to the design, construction and operation of sanitation services and the discharge of liquid industrial waste. It must ensure compliance by the regulated entities with industry regulations and must apply sanctions, as established in the law, in the event of a breach (including fines that range from approximately US$650 to approximately US$6,600,000, the latter solely in the case of a material default in an investment development plan). The SISS also has the capacity to close sanitation facilities in the case of material environmental damage. It must both interpret the laws and technical standards contained in the sanitation regulations and be the administrative mediator to hear and resolve disputes arising between providers and users. In carrying out its duties, the SISS also has the authority to request additional information from the relevant regulated entity. Finally, the SISS also plays an important role in the sanitation tariff-setting system. See "—Tariffs" above.

The SISS is run by a superintendent who is appointed and can be removed by the President of Chile and who has the sole power to define matters relating to the internal organization of the SISS and the performance of its functions.

The patrimony of the SISS is comprised of the assets it owns in its name and the resources that are allocated to it in the national budget. It does not have any independent resources associated with the rendering of services since they come entirely from the budget, nor from the fines that are applied since those inure to the Chilean state.

As a public entity, the SISS is also governed by the principles inherent in public law, mainly by the principle of legality in that it only acts validly within the regulatory framework in the manner stipulated by law. Any action taken outside of that framework is inherently null and void.

Resolutions of the SISS can be appealed directly to the SISS or indirectly through the courts.

Ministry of Economy, Development and Reconstruction

The Ministry of Economy, Development and Reconstruction (*Ministerio de Economía, Fomento y Reconstrucción*) develops and oversees all activities in the sectors of industry, services and commerce. Its principal function in relation to the sanitation industry is the setting of tariffs for sanitation services as proposed by the SISS. See "—Tariffs" above.

Ministry of Public Works

The MOP must administer legislation in connection with water resources, the assignment of water rights and the grant of concessions to establish, build and operate sanitation services. See "—Concession regime" above.

Ministry of Health

In connection with the sanitation industry, the Ministry of Health (*Ministerio de Salud*) oversees the quality of treated water and the regulation of other sanitation services, such as health providers that fall outside of the jurisdiction of the SISS (in that they are not public sanitation utilities). In general, it oversees compliance with environmental health regulations.

Chilean Securities and Insurance Superintendency

All companies in the sanitation industry must be incorporated as open or closed corporations governed by the rules applicable to open corporations and, accordingly, are subject to oversight by the SVS with regard to their compliance with the Chilean Securities Market Law, the Corporations Law and the rules and regulations thereunder.

Other relevant agencies

Apart from the above institutions that play a direct role in the institutional framework regulating sanitation companies, the following agencies have an indirect role in the regulation of the sanitation industry:

The National Environmental Commission and the Regional Environmental Commission for the Metropolitan Area

The National Environmental Commission (*Comisión Nacional del Medio Ambiente*), or CONAMA, is a subordinate entity of the Ministry of the Presidential General Secretariat (*Ministerio Secretaría General de la Presidencia*) that coordinates and ensures compliance with environmental regulations. In particular, it must approve and ensure compliance with environmental impact studies that must be approved prior to implementation of any project by sanitation companies that would have an environmental impact. The Regional Environmental Commission for the Metropolitan Area is the section of CONAMA responsible for such matters in the Santiago Metropolitan Region, where the city of Santiago is located.

The Economic National Prosecutor and the Antitrust Court

The Economic National Prosecutor (*Fiscal Nacional Económico*) and the Antitrust Court (*Tribunal de Defensa de la Libre Competencia*) control compliance with the rules on fair competition and sanction any violations thereunder.

National Consumer Service

Notwithstanding the power of the SISS to defend the rights of users of sanitation services, the National Consumer Service (*Servicio Nacional del Consumidor*) also provides information and guidance to consumers.

Management

OUR BOARD OF DIRECTORS

Pursuant to Chilean Corporations Law, Chilean publicly traded companies with a net worth exceeding the equivalent of US$50 million must have no fewer than seven directors, as well as an audit committee composed of no fewer than three board members. We are now managed by a board of directors that consists of seven directors (and seven alternate directors) who were elected as a provisional board at the time of our transformation into a stock corporation on July 15, 2005. After this offering is consummated, our board will also be legally required to appoint an audit committee composed of three board members, a majority of which shall be independent from the controlling person (if possible). The Audit Committee will be responsible for (i) reviewing the reports of external auditors and financial statements and making a statement about them, before presenting them to the shareholders for their approval; (ii) proposing the external auditors and the rating agencies to the board of directors; (iii) reviewing the related transactions and issuing a report about them before their approval by the board of directors; and (iv) reviewing executive compensation. The entire board of directors is elected every three years. If a vacancy occurs, the respective alternate director fills the vacancy until the next, regularly scheduled meeting of shareholders, at which time the entire board of directors will be elected or re-elected.

There are regularly scheduled monthly meetings of our board of directors. Extraordinary meetings are convened when called by the president of the board, when requested by any other director with the consent of the president or when requested by an absolute majority of the directors. A quorum of four directors is required for each meeting and decisions are made by the majority of the directors eligible to vote on a matter. Our board of directors represents us in all judicial and non-judicial matters, and is responsible, among other things, for the overall supervision and administration of our business activities, for the appointment and removal of the executive officers, for reviewing our financial statements, for approving our budget and for calling the shareholders' meetings when appropriate, and is invested with all powers not expressly reserved for the shareholders.

The functions of the directors in a corporation must be exercised in a legally constituted board meeting. This rule means that the resolutions of the board of directors are valid only if they are adopted at a duly convened meeting held in the appropriate place, on the appropriate date and at the appropriate time, the required quorums relating to attendance and the adoption of resolutions are met, all such factors are recorded in the minutes and such minutes are signed. A director may legally attend a meeting, even if he/she is not physically present, if he/she participates simultaneously with the physically present directors via the use of technological media for the entire duration of the meeting.

Moreover, the board of directors cannot subordinate the legitimate monetary interest of the corporation and its shareholders to, for example, the interest of the majority shareholder, the employees or the community at large, or to other altruistic purposes, although all legal public disclosure obligations, the handling of conflicts of interest and compliance with labor laws, environmental laws, other regulations and other legal obligations governing them must be fulfilled. General principles of Chilean law which forbid activities that are contrary to morality, public order and national security also apply to the board of directors.

Article 39 of the Chilean Corporations Law states that "directors elected by a group or class of shareholders have the same duties to the company and the other shareholders as the remaining directors and they may not fail one or the other under the pretext of defending the interest of those who elected them." Moreover, No. 7 of Article 42 of such law forbids directors from "generally performing illegal acts or acts contrary to the by-laws or to the corporate interest or using their position to obtain undue advantage for themselves or for related third parties to the detriment of the corporate interest." Thus,

Chilean law adopts the theory that directors, as entities or management groups of companies, must act to safeguard the corporate interest and act accordingly, which is understood to be different from the protection of the particular interests of any specific majority or minority shareholders.

The board of directors must provide shareholders and the general public with sufficient, truthful and timely information on the legal, economic and financial situation of the company. The legal situation on which the board must provide information relates both to the legal structure through which it acts with third parties and the existence of any abnormal legal situations that the company must confront, such as, among others, bankruptcy, attachments and interventions, and, more generally, any circumstances that would result in a change to its normal legal situation. The information on the economic and financial situation of the company involves, fundamentally, the annual preparation of the balance sheet and annual report by the board of directors that must be submitted to the shareholders at the annual shareholders' meeting. Only on an exceptional basis must the board disclose information about certain transactions such as, among others, transactions with related persons and compensation to board members for positions other than as directors. Directors are jointly and severally liable if the duty of disclosure is not fulfilled appropriately and this causes damage to the company, to the shareholders or to third parties.

The Chilean Corporations Law also imposes individual fiduciary duties upon directors, which are the most fundamental and characteristic duties a director has to a corporation. The first of these fiduciary duties is the duty of diligence and care, consisting, according to Article 41 of the Corporations Law, of "the care and diligence in the exercise of their duties that men ordinarily use in their own businesses." The second fiduciary duty is the duty of loyalty, which requires a scrupulous observance of the obligation to act at all times in defense of the corporate interests and refrain from any action that might harm such interests.

The current board of directors was appointed on July 15, 2005, when IAM transformed from a limited liability company (*sociedad de responsabilidad limitada*) to an open stock corporation (*sociedad anónima abierta*), and their tenure will end upon the election of the new members at an extraordinary shareholders' meeting expected to be called immediately after the expiration of the over-allotment period. The following are the current members of the board of directors and their respective positions:

Name	Age	Position	Year first elected	Alternate director
Alfredo Nóman Serrano	57	President	2005	José Vilas Basas
Alain Chaigneau	54	Director	2005	Jean-Paul Minette
Angel Simón Grimaldos	47	Director	2005	Patricio Prieto Sánchez
Xavier Amorós Corbella	45	Director	2005	Claudio Undurraga Abbott
Josep Bagué Prats	44	Director	2005	Luis María Puiggarí Lalanza
Fernando Rayón Martí	50	Director	2005	Fernando Samaniego Sangroniz
Jean-Marc Boursier	38	Director	2005	Fernando Bravo Valdés

There is no family relationship among our directors and our executive officer. None of our directors has the right to receive any payment upon termination of service or employment.

EXECUTIVE OFFICER

Our sole executive officer, Giovano Suazo (our Chief Executive Officer), is our legal representative and is primarily responsible for managing our day-to-day operations and implementing the general policies and guidelines set forth by our board of directors. Mr. Suazo was appointed at a meeting of our board of directors on July 21, 2005 and his term is indefinite.

BIOGRAPHICAL INFORMATION

Set forth below are the principal occupations and employment histories of our directors and our executive officer.

Directors

Alfredo Nóman Serrano became Chairman of Inversiones Aguas Metropolitanas in July 2005 and has been Chairman of Aguas Andinas since September 2003. Since 1998, Mr. Nóman has occupied several positions at Grupo Agbar, including Regional Director for the Southern Cone and CEO of Claveguerram de Barcelona S.A. Prior to that, he held several positions with the Spanish Industrial Administrative Office (*Administración Industrial del Estado Español*), the Catalonian government and IBERDROLA. Mr. Nóman holds an industrial engineering degree from the Technical School for Industrial Engineers in Bilbao (*Escuela Técnica Superior de Ingenieros Industriales de Bilbao*) and is a member of the Association of Engineers of the Spanish Ministry of Energy and Industry (*Cuerpo de Ingenieros del Ministerio de Industria y Energía*).

Alain Chaigneau became a director in July 2005. Mr. Chaigneau is currently the Senior Executive Vice President in charge of the Americas for Suez Environnement. Since 1984, he has occupied various positions in the Suez Group, including Director of Planning & Strategy, Director of Financial Services and Executive Vice President of Finance & Administration of Suez Environnement and Chief Financial Officer of Société Générale de Belgique. Prior to joining the Suez Group in 1984, he worked for the French Treasury Department (Ministry of Economic Affairs). He holds a Master's in economics from the University of Poitiers (France) and a D.E.S.S. from the Institut d'Administration des Entreprises de Paris (I.A.E.).

Angel Simón Grimaldos became a director in July 2005 and has been the Chief Executive Officer of Grupo Agbar since September 2004. He has occupied several positions at Grupo Agbar, including General Director of Aguas de Barcelona, General Director of the Water and Sanitation Group of Grupo Agbar, Chief Executive Officer of Aguas Andinas, International General Director of the Water and Sanitation Group of Grupo Agbar and delegate of Grupo Agbar in Portugal. Mr. Simon holds a degree in civil engineering from the Universidad Politécnica de Barcelona, a specialization in water infrastructure financings from l'École des Ponts et Chaussées de Paris, a specialization in water reuse and sanitation project financing from the University California (Davis) and an MBA from the Barcelona Business School (*Escuela Superior de Administración de Empresas de Barcelona*).

Xavier Amorós Corbella became a director in July 2005 and, since 2002, has served as chief internal counsel of the Water and Sanitation Group of Grupo Agbar. From 1999 to 2002, Mr. Amorós served as chief internal counsel of CESPA (part of Grupo Agbar). Mr. Amorós was the Administrative Service Director for Water and Sewage Treatment Services for the Metropolitan Region for Barcelona from 1991 to 1999. Mr. Amorós holds a law degree from the Universidad de Barcelona.

Josep Bagué Prats became a director in July 2005 and is currently Vice Chairman of Aguas Andinas, Adjunct to the General Director of Corporate Resources of Grupo Agbar and Adjunct to the CEO of EMTE Group. Mr. Bagué joined Grupo Agbar in 1992 and has held several positions during such time, including Territorial Director of Finance, Regional Director of the Water and Sanitation Sector and Chief Executive Officer of Aguas Andinas. Mr. Bagué holds a degree in economics from the Universidad Autonoma de Barcelona and has participated in many additional training programs at the Instituto de Empresa de Madrid, Colegio de Ingenieros de Barcelona and EADA, among others.

Fernando Rayón Martí became a director in July 2005. Mr. Rayón is also a Director of Aguas Andinas and the Director of Planning and Organization of Aguas de Barcelona. He has occupied several positions at Grupo Agbar in both Spain and South America. Mr. Rayón holds a degree in civil engineering from Universidad Politécnica de Valencia and an MBA from the INSEAD in Madrid.

Jean-Marc Boursier became a director in July 2005. Mr. Boursier is currently the Financial Director of Suez Environnement and a member of the coordination committee. Since 1989, he has occupied various positions in the Suez Group, including Director of Planning & Control of Suez Environnement and Director of Financial Control and Merger and Acquisitions of SITA. Prior to joining the Suez Group, he worked as an Audit Manager for Mazars Neville Russell in London. He holds a Master's in international finance from HEC and a degree in civil engineering from the Telecom Int.

Giovano Suazo H. became the Chief Executive Officer of Inversiones Aguas Metropolitanas in July 2005. He has also served as Director of Finance of Inversiones Aguas Metropolitanas and Deputy Director of Investor Relations and Financial Strategy of Aguas Andinas. Prior to joining Aguas Andinas, Mr. Suazo was a Senior Analyst at the Financial Division of Endesa-Chile. Mr. Suazo holds a degree in commercial engineering from the Universidad de Concepción and an MBA from the Pontificia Universidad Católica de Chile, which included graduate studies at the University of Texas at Austin.

DIRECTOR COMPENSATION

Directors receive no compensation for attendance at board meetings.

AGUAS ANDINAS' BOARD OF DIRECTORS

Aguas Andinas' current board of directors was appointed on April 21, 2005, and their two-year tenure will end upon the election of the new members at the annual shareholders' meeting most likely to be held in April 2007 (unless the board is wholly replaced in an extraordinary shareholders' meeting prior to such date). The following are the current members of Aguas Andinas' board of directors, their respective positions and the years in which they were elected:

Name	Age	Position	Year first elected	Alternate director
Alfredo Nóman Serrano	57	President	2003	Angel Simón Grimaldos
Josep Bagué Prats	44	Vice-president	2005	José Vila Bassas
Fernando Rayón Martí	50	Director	2005	Luis M. Puiggari Lalanza
Alain Chaigneau	54	Director	2000	Jean Michel Desloges
Carlos Mladinic Alonso	50	Director	2002	Jorge Bande Bruck
Daniel Albarrán Ruiz	57	Director	2003	Claudio Maggi Campos
Bernardo Espinosa Bancalari	50	Director	1999	Roberto Hempel Holzapfel

AGUAS ANDINAS' EXECUTIVE OFFICERS

The members of Aguas Andinas' team of executive officers are its legal representatives and they are primarily responsible for managing its day-to-day operations and implementing the general policies and guidelines set forth by its board of directors.

Currently, its team of executive officers consists of eight members. Set forth below are the names, ages and positions of its executive officers, and the years in which they were appointed:

Name	Age	Position	Year first appointed
Felipe Larrain A.	51	Chief Executive Officer	2004
Joaquín Villarino H.	40	General Secretary	2003
Iván Yarur S.	40	Chief Financial Officer	2005
Víctor de la Barra F.	57	Corporate Customer Service Manager	2003
Joaquin Martí M.	46	Corporate Planning and Development Manager	2002
Ignacio Escudero G.	40	Corporate Operations Manager	2003
Enrique Donoso M.	41	Corporate Sewage Treatment Manager	2004
Albert Martínez L.	38	Corporate Investment and Logistics Manager	2005

BIOGRAPHICAL INFORMATION

Set forth below are the principal occupations and employment histories of Aguas Andinas' directors and executive officers.

Directors (other than directors who are also members of IAM's board of directors)

Carlos Mladinic Alonso became a director in October 2002 and is Chairman of the Board of Directors of the Comité SEP and Chairman of Televisión Nacional de Chile. He has also occupied several positions in the Government, including, among others, General Secretary (*Ministro Secretario General de Gobierno*) from 1999 to 2000, Minister of Agriculture (*Ministro de Agricultura*) from 1996 to 1999 and General Director of International Economic Relations for the Ministry of Foreign Affairs (*Director General de Relaciones Económicas Internacionales del Ministerio de Relaciones Exteriores*) from 1995 to 1996. Mr. Mladinic was a member of the boards of directors of Clínica Magallanes S.A., Celulosa Arauco and Constitución S.A. from 1992 to 1994. Mr. Mladinic holds a degree in commercial engineering from the Universidad de Chile and has been a professor of economics at the same university.

Daniel Albarrán Ruiz became a director in April 2003. Mr. Albarrán has been board member of, among others, the National Fishing Industry Corporation (*Sociedad Nacional de Pesca*), the Corporation for the Promotion of Manufacturing (*Sociedad de Fomento Fabril*), the Executive Committee of the National Housing Authority (*Comité Ejecutivo de la Cooperativa Nacional de Viviendas*) and ESVAL. Mr. Albarrán holds a degree in industrial civil engineering from the Pontificia Universidad Católica de Chile.

Bernardo Espinosa Bancalari became a director in September 1999. Mr. Espinosa has been a board member of the National Mining Company (*Empresa Nacional de Minería*), the Center of Mining Investigation (*Centro de Investigación Minero Metalúrgico*) and ESSBIO. He has also served as Deputy Vice-President of CORFO and as a member of the Chilean Antitrust Commission (*Comisión Resolutiva Antimonopolios*). Mr. Espinosa holds a law degree from the Universidad de Concepción and a postgraduate degree in economics and finance from the Universidad de Chile.

Executive officers

Felipe Larrain A. became the Chief Executive Officer in November 2004. Mr. Larrain is also a board member of, among others, the Association of Owners of the Maipo Canal (*Asociación de Canalistas de la Sociedad de Canal de Maipo*), the National Association of Sanitation Companies (*Asociación Nacional de Empresas de Servicios Sanitarios ANDESS A.G.*), and the Educational Foundation Marcelo Astoreca Correa. Prior to assuming his duties as Chief Executive Officer, he was Corporate Investment and Logistics Director of Aguas Andinas. Mr. Larrain has occupied several positions in Grupo Enersis, including CEO of Aguas Cordillera, Real State Director of Ingeniería e Inmobiliaria Manso de Velasco, and CEO of Santiago 2000. Mr. Larrain holds a degree in civil engineering from the Pontificia Universidad Católica de Chile.

Joaquín Villarino H. became General Secretary of Aguas Andinas in 2003 and bears final responsibility for the Legal, Communications, Human Resources and Customer Service Divisions of such company. Mr. Villarino is also a board member of Aguas Manquehue, Aguas Cordillera and Aguas Los Dominicos. Prior to 1999, he led the legal team that advised Aguas de Barcelona and Suez Environnement in the privatization process and the adjudication of Emos S.A. (today, Aguas Andinas). Mr. Villarino has also been a professor of commercial law at the Universidad de Los Andes law school. Mr. Villarino has a law degree from the Pontificia Universidad Católica de Chile and a doctorate in law from the Universidad de Navarra, Spain.

Iván Yarur S. became Chief Financial Officer in June 2005. From 2000 to 2005, Mr. Yarur served as Director of the Control, Investor Relations and Financial Strategy divisions of Aguas Andinas. Prior to

joining Aguas Andinas, Mr. Yarur was Finance and Logistics Director of Empresas Iansa S.A. Mr. Yarur has also been a part-time professor of Corporate Finance, Financial Accounting and Management Accounting in the undergraduate and MBA schools at the Universidad de Chile. Mr. Yarur has a civil industrial engineering degree and a Master's in economics from the Universidad de Chile and a Master's in Accounting and Finance from The London School of Economics and Political Science at the University of London.

Víctor de la Barra F. became Corporate Customer Service Director in August 2003. He joined the Company in 2001 as Antilco Zone Director. Before that, he was Commercial Director at Aguas Cordillera S.A. as well as an independent consultant, developing sanitary projects for the World Bank and the Inter-American Development Bank. Mr. de la Barra has a civil industrial engineering degree from the Universidad de Chile and is the Director of the Chilean Chapter of the Inter-American Association of Sanitation and Environmental Engineering (*Asociación Interamericana de Ingeniería Sanitaria y Ambiental*).

Joaquin Martí M. became Corporate Director of Planning and Development of Aguas Andinas in 2002. Mr. Martí joined Grupo Agbar 18 years ago and has held various executive, administrative and technical positions during such time, as well as having 24 years of professional experience both in the private and public sectors. Mr. Martí has an engineering degree from the Universidad de Barcelona and an MBA from La Facultad De Ciencias Económicas de la Universidad Central de Barcelona.

Ignacio Escudero G. became Corporate Operations Director in February 2003. Mr. Escudero joined Grupo Agbar in June 1995, working at Sorea S.A., first as Chief of Exploration and then as Tarragona Norte Zone Director. He was also Technical Director at Aguas de Saltillo S.A. Mr. Escudero has a telecommunications engineering degree from the U.P.C. de Barcelona, a Master's in executive development from the Instituto de Empresa en Madrid and has completed courses in "Basic Techniques of Industrial Marketing," "Consumption" and "Gas Technology" at the U.P.C. de Barcelona and "Climate Control and Hot Water Sanitation" at ACTECIR.

Enrique Donoso M. became Corporate Sewage Treatment Director in November 2004. Mr. Donoso joined Aguas Andinas in 2001 and, prior to assuming his duties as Corporate Sewage Treatment Director, served as Antilco Zone Director and Project Director of La Farfana. Mr. Donoso began his professional career at Endesa-Chile, as a Project Director of the Taltal combined-cycle thermal plant and Technical Project Director of the San Isidro combined-cycle thermal plant. Mr. Donoso holds a civil engineering degree from the Pontificia Universidad Católica de Chile and a postgraduate degree in business administration from Universidad Adolfo Ibanez.

Albert Martínez L. became Corporate Investment and Logistics Director of Aguas Andinas in June 2005. He joined Grupo Agbar in February 2005. For twelve years he held executive positions in the public sector in Spain (various companies and public administrations). Mr. Martínez was a professor of economics and administration and management of companies at the Universidad Autónoma de Barcelona for 13 years. He has also participated as a professor in the inter-university MBA program for the Universitat de Barcelona, the Universitat Autónoma de Barcelona and the Universitat Politécnica de Cataluña.

Transactions with related parties

GENERAL

In the past, we have engaged in, and we expect that we will continue to engage in, transactions with our directors, officers, principal shareholders and their respective affiliates or subsidiaries, including, without limitation, the transactions described below. The terms of these transactions are typically negotiated by one or more of our employees who are not related parties, using the same model agreements and business parameters that apply generally to our transactions with third parties, and are subject to approval by the majority of our board members eligible to vote on such matters. Moreover, the by-laws of IAM provide that all loans and extensions of credits to related parties, as defined in the Chilean Securities Market Law and the Chilean Corporations Law, are subject to approval by the majority of IAM's board of directors, including a majority of the independent directors. Conflicts of interest are inherent in transactions with related parties. We believe that these arrangements are on terms at least generally as favorable as those which we could obtain with an unaffiliated third party, to the extent there are third parties that could provide comparable services.

Article 89 of the Chilean Corporations Law requires that companies' transactions with related parties shall be conducted on market terms or on terms similar to those customarily prevailing in the market. Directors and managers of companies that violate Article 89 are liable for losses and damages resulting from such violation.

In addition, Article 44 of the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party which has an interest in the transaction may be approved only when the board of directors has been previously informed of, and has approved, such transaction, and when the terms of such transaction are similar to those prevailing in the market.

In cases where the transaction involves material amounts, the board of directors must previously determine whether the terms of such transaction are similar to those prevailing in the market. If such determination is not possible, the board of directors, with abstention of the interested director, may approve or reject the transaction, or designate two independent appraisers. In the latter case, shareholders representing 5.0% of the capital stock which considers the transaction as contrary to the corporate interests or, when the reports or the independent appraisal substantially differ, may request an extraordinary shareholders' meeting to resolve the issue with at least two-thirds of the voting capital stock. Any transaction involving material amounts must be reported to the SVS and to the market. Moreover, resolutions approving such transactions must be disclosed to the company's shareholders at the next shareholders' meeting.

Article 44 presumes that a director has a personal interest in a transaction when the director, his or her spouse, certain relatives, or a company in which such director is also a director or in which such director has a minimum direct or indirect ownership interest of at least 10.0% is involved in such transaction, or any company in which any of the above-mentioned persons is a director, or a direct or indirect owner of 10.0% or more of its paid in capital, or any person for whom such director acts as a representative, is involved in such transaction. Violation of Article 44 may result in administrative or criminal sanctions and civil liability to shareholders or third parties who suffer losses as a result of such violation, but does not affect the validity of the transaction.

We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

See note 5 to our year-end financial statements included elsewhere in this offering memorandum, which provides all of the information we must make publicly available in Chile with regard to the interests of our management in certain transactions and transactions with related parties.

RELATIONSHIPS AND RELATED TRANSACTIONS

We believe the following agreements are the principal related party transactions currently in effect or entered into during the last three years:

La Farfana agreements. In May 2001, after conducting a public bidding process, Aguas Andinas entered into a construction agreement with Degrémont, an entity related to Suez Environnement, for the design, supply, construction and operation of the La Farfana sewage treatment plant, for an amount of UF8.0 million, of which, as of September 30, 2005, approximately Ch$133,350 million has been paid and Ch$6,790 million is still outstanding. Pursuant to an amendment to this contract entered into in May 2005, the parties agreed on the scope and value (Ch$1,266,540,579 plus value-added tax) of certain additional works requested by Aguas Andinas during the course of the contract. Finally, pursuant to another amendment to this contract entered into in July 2005, the period during which Degrémont is to operate the plant was extended to July 31, 2006, the period in which Degrémont is to provide technical assistance to Aguas Andinas was extended to December 31, 2007 and the warranty period was extended to February 28, 2006.

Moreover, in May 2005, Aguas Andinas and Degrémont executed a Settlement, Release and Indemnification Agreement in connection with the operational difficulties experienced by the La Farfana sewage treatment plant during the months of November and December 2003 that caused certain emission of odors. Pursuant to this agreement, Degrémont, without admitting any responsibility, agreed to pay Aguas Andinas Ch$1,480 million, and Aguas Andinas waived any future claim it may have against Degrémont on this basis and agreed not to seek any additional compensation from Degrémont; provided that Aguas Andinas did not waive any future claim that it may assert against Degrémont that relates to any third-party claim against Aguas Andinas on the basis of these events. See "Description of our business—Description of our activities—Sewage operations."

Supply agreements. In February 2002, Aguas Cordillera, Aguas Los Dominicos and G&S entered into a supply agreement with Aguas de Levante S.A., a company related to Agbar, through which Aguas de Levante S.A. provides them with materials for their water and sewage networks. Under this agreement, as of September 30, 2005, we have paid Aguas de Levante S.A. Ch$3,786.6 million, with Ch$135.7 million remaining to be paid pursuant to such contract.

In May 2003, G&S also entered into a similar agreement with Aguas Decima S.A., an entity related to Agbar, for the supply of materials to operate water and sewage networks. Under this agreement, as of September 30, 2005, we have paid Ch$64.4 million, with Ch$1 million remaining to be paid pursuant to such contract.

Construction agreements. In October 2003, Aguas Dominicos and G&S entered into an agreement with ACSA Agbar Construcciones S.A., a company related to Agbar, for the replacement of water pipes. A total of Ch$30.4 million was paid pursuant to this agreement, which terminated in December 2003.

In August 2002, Aguas Cordillera entered into a agreement with ACSA Agbar Construcciones S.A., a company related to Agbar, to perform construction works related to the project "La Dehesa," for an amount of UF50,786.

In April 2005, Aguas Cordillera entered into an agreement with Degrémont Ltda., an entity related to Suez Environnement, for the design, construction and start-up of a filter system in connection with the project "La Dehesa," for an amount of Ch$439.5 million.

Technology services agreements. In December 2001, after a public bidding process conducted by Aguas Andinas, Aguas Andinas entered into a technical services agreement with IAM, pursuant to which, for five years and for an aggregate consideration of UF1.2 million, IAM is required to provide technical

assistance to Aguas Andinas in the areas of urban water cycle management, business and strategic management, information technology and hydrologic, hydraulic and engineering.

Also, in December 2001, IAM entered into separate but similar technical services agreements with Agbar and Ondeo (an affiliate of Suez Environnement), respectively. Pursuant to such agreements, both Agbar and Ondeo provide advisory services to IAM in order to allow IAM to perform its obligations under its technical services agreement with Aguas Andinas mentioned above.

Principal and selling shareholders

SHARE OWNERSHIP

IAM's capital stock consists exclusively of common shares. The following table shows our principal shareholders as of September 30, 2005 and the expected holdings of each such person after completion of this offering. Some of the shareholders in the table below are selling shareholders described under "—Selling shareholders."

	At September 30, 2005		After completion of the offering (1)	
Shareholders	Million shares	(%)	Million shares	(%)
Ondeo Services Chile S.A.	199.0	19.9	—	—
Inversiones Aguas del Gran Santiago S.A.	801.0	80.1	501.0	50.1
Other shareholders	—	—	499.0	49.9
Treasury shares	—	—	—	—
Total	1,000.0	100.0	1,000.0	100.0

(1) Assuming the exercise in full of UBS Securities LLC's over-allotment option.

SELLING SHAREHOLDERS

Our common shares being offered in this offering are being sold by Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.

Ondeo Services Chile S.A.

At September 30, 2005, Ondeo held 19.9% of our outstanding common shares. It is 100.0% owned by Suez Environnement, one of the leading service groups in the world, which, in its 183-year corporate history, has principally focused on businesses related to the environment, in which it has become the world leader.

Its environmental activities throughout the world are related to the production of water, water disposal and treatment and the handling and recycling of household and industrial waste.

As of December 31, 2004, Suez Environnement had 74,100 employees, provided potable water to 91 million people and sewage services to 64 million people.

Inversiones Aguas del Gran Santiago S.A.

At September 30, 2005, IAGS held 80.1% of our outstanding common shares. It is 100.0% owned by Agbar, the leading private water utility company in Spain. Agbar has been supplying households for more than 130 years and as of September 30, 2005 provided service to more than 15 million customers in over 900 towns and cities with populations ranging from 1,000 to more than 3 million.

Agbar is the head of the Agbar Group, a business group comprised of approximately 230 service companies including, among others, companies providing services related to water and sewage, health care, transportation, and certification, inspection, construction and maintenance of facilities.

As of September 30, 2005, the Agbar Group had over 30,000 employees. It has operations in North America, South America, Asia and Europe and currently provides service to over 37 million people.

SHAREHOLDERS' AGREEMENT

On July 15, 2005, a shareholders' agreement was entered into between Ondeo and IAGS. The shareholders' agreement will continue in force until the earlier of March 1, 2007 and the date on which either of the parties to the shareholders' agreement no longer is a shareholder of IAM.

The shareholders' agreement requires that (i) IAM register itself and its shares with the SVS and the Chilean stock exchanges and comply with the requirements under Rule 144A and Regulation S in order to sell such shares in a public offering in Chile and in the United States pursuant to applicable law; (ii) other than pursuant to this offering, the shareholders may not sell or dispose of, and may not enter into any contract, agreement or act related to, their IAM shares; (iii) the appointment of members of the boards of directors both of IAM and Aguas Andinas shall be mutually agreed upon between the parties in accordance with their respective ownership stake; and (iv) the shareholders will vote to distribute the highest possible amount of profits, subject to IAM's financial and investment requirements.

If Ondeo disposes of its full ownership stake in IAM pursuant to this offering, the shareholders' agreement will be terminated.

Description of capital stock

Set forth below is certain information concerning our capital stock and a brief summary of certain significant provisions of our by-laws (*estatutos*) and Chilean law. This description contains all material information concerning our common shares but does not purport to be complete and is qualified in its entirety by reference to the by-laws, the Chilean Corporations Law and the Chilean Securities Market Law, each referred to below.

General

Shareholders' rights in an open stock corporation are governed by the corporation's *estatutos* (which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States) and by the provisions of the Chilean Corporations Law applicable to open stock corporations. Article 137 of the Chilean Corporations Law provides that all provisions of such law take precedence over any contrary provision in a corporation's *estatutos*. Both the Chilean Corporations Law and our by-laws provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such are to be brought in Chile in arbitration proceedings or, at the option of the plaintiff, in the ordinary courts in Santiago, Chile.

Ownership restrictions

Under Article 12 of the Chilean Securities Market Law and Circular 585 of the SVS, certain information regarding transactions in shares of open stock corporations must be reported to the SVS and the Chilean stock exchanges. Since the ADSs are deemed to represent the underlying common shares, transactions in ADSs will be subject to these reporting requirements.

Shareholders of a publicly-held corporation are required to report the following to the SVS and the Chilean stock exchanges:

- any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10.0% or more of the publicly-held corporation's capital;
- any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a director, receiver, senior officer, chief executive officer or manager of such corporation; and
- any direct or indirect acquisition of shares resulting in a person acquiring, directly or indirectly, 10.0% or more of a publicly-held corporation's share capital.

A beneficial owner of ADSs representing 10.0% or more of our share capital will be subject to these reporting requirements under Chilean law.

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders' meeting, have the power to authorize an increase in such company's capital. When an investor subscribes for issued shares, the shares are issued and registered in such investor's name, even if not paid for, and the investor is treated as a shareholder for all purposes except with respect to receipt of dividends and the return of capital. The investor becomes eligible to receive dividends once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro rata portion of the dividends declared with respect to such shares unless the company's by-laws provide otherwise). If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the stock exchange where such shares are traded, and it has a cause of action against the investor for the difference, if any, between

the subscription price and the auction proceeds. However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital). In the event that such shares are not sold within three years, Chilean law requires a mandatory capital reduction of the share capital of the relevant company. Article 22 of the Chilean Corporations Law states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders' meetings.

At the date of this offering memorandum, our issued and outstanding capital stock consisted of Ch$468,751,176,308, represented by one billion no-par value common shares. Following our combined offering, our capital stock will be Ch$468,751,176,308, divided into one billion no-par value common shares.

Preemptive rights and increases of capital stock

The Chilean Corporations Law provides that whenever a Chilean company issues new shares for cash, it must offer its existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentages in the company. Pursuant to this requirement, preemptive rights in connection with any future issue of shares will be offered by us to the depositary as the registered owner of the common shares underlying the ADSs. However, the depositary will not be able to make such preemptive rights available to United States holders of ADSs unless a registration statement under the Securities Act is effective with respect to the underlying shares or an exemption from the registration requirements of the Securities Act is available. We intend to evaluate at the time of any preemptive rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits to us of thereby enabling the exercise by the holders of ADSs of their preemptive rights and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such registration statement. No assurance can be given that any registration statement would be filed. If no registration statement is filed and no exemption from the registration requirements of the Securities Act is available, the depositary will attempt to sell such holders' preemptive rights and distribute the proceeds thereof if a secondary market for such rights exists and a premium can be recognized over the cost of such sale.

In the event that the depositary is not able, or determines that it is not feasible, to sell such rights at a premium over the cost of any such sale, all or certain U.S. holders of ADRs may receive no value for such rights. Non-U.S. holders of any ADRs may be able to exercise their preemptive rights regardless of whether a registration statement is filed. The inability of all or certain U.S. holders of ADRs to exercise preemptive rights in respect of shares underlying such ADRs could result in such holders not maintaining their percentage ownership of the shares following such preemptive rights offering unless such holder made additional market purchases of ADSs or common shares.

Under Chilean law, preemptive rights are required to be exercisable and freely transferable by shareholders during the 30-day period following the grant of such rights. During such 30-day period (except for shares as to which preemptive rights have been waived), Chilean companies are not permitted to offer any newly issued shares for sale to third parties. For an additional 30-day period thereafter, Chilean companies are not permitted to offer any unsubscribed shares or convertible debentures for sale to third parties on terms which are more favorable than those offered to their shareholders. Thereafter, such unsubscribed shares or convertible debentures may be offered through any Chilean stock exchange without any limitation on price.

Shareholders' meetings and voting rights

Shareholders' meetings may be ordinary or extraordinary meetings. An ordinary annual meeting of shareholders is held within the first four months of each year, but in any case following the preparation of our financial statements for the previous year. The ordinary annual meeting of shareholders is the

corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy proposed by the board of directors, elects the board of directors and approves any other matter which does not require an extraordinary shareholders' meeting. The first ordinary annual meeting of our shareholders will be held in April 2006. Extraordinary meetings may be called by the board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by the board of directors when requested by shareholders representing at least 10.0% of the issued voting shares. Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago) in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed no less than 15 days in advance to each shareholder and given to the Chilean stock exchanges. We plan on publishing our official notice in the Chilean newspaper, *Diario Financiero.*

In accordance with the Chilean Corporations Law, the quorum for a shareholders' meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued shares; if a quorum is not present at the first meeting, the meeting can be reconvened (in accordance with the procedures described in the previous paragraph) and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The shareholders' meetings pass resolutions by the affirmative vote of an absolute majority of those shares with voting rights present or represented at the meeting. The vote required at any shareholders' meeting to approve any of the following actions, however, is a two-thirds majority of the issued shares:

- a change of organization, merger or division of our company;
- an amendment to our term of existence or early dissolution;
- a change of our corporate purpose;
- a change in corporate domicile;
- a decrease of corporate capital;
- the approval of capital contributions in kind and a valuation of the assets contributed;
- a modification of the powers of shareholders or limitations on the powers of the board of directors;
- a reduction in the number of members of the board of directors;
- the transfer of 50.0% or more of corporate assets and liabilities or corporate assets or the formation or amendment of any business plan that contemplates the transfer of 50.0% or more of the corporate assets;
- the form of distributing corporate profits;
- the granting of real or personal guarantees to secure third-party obligations unless such third parties are subsidiary companies, in which case the approval of the board shall suffice;
- the purchase by our company of shares of our own issuance;
- the cure of formal misstatements or omissions in our by-laws, or any amendments thereto; and
- an amendment to the by-laws intended to create, modify or eliminate preferences shall be approved by the affirmative vote of two-thirds of the shares in the series affected.

In addition to the above, IAM's by-laws specifically require the holders of two-thirds of the issued shares to approve any amendment to its by-laws with regard to the following matters: (i) quorums required for the decisions of the board of directors, including the special quorum required for the approval of loans

and credits to related parties, which requires the approval by the majority of the directors attending the meeting, including the majority of the directors who are independent from the controlling company; (ii) corporate purpose; and (iii) dividend policy.

The shareholders may accumulate their votes for the election of directors and cast the same in favor of one person.

In general, Chilean law does not require a Chilean open stock corporation to provide the level and type of information that United States securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company within the 15-day period before the scheduled meeting. Under Chilean law, a notice of a shareholders' meeting listing matters to be addressed at the meeting must be mailed not fewer than 15 days prior to the date of such meeting, and, in cases of an ordinary annual meeting, shareholders holding a prescribed minimum investment must be sent an annual report of the company's activities which includes audited financial statements. Shareholders who do not fall into this category but who request it must also be sent a copy of the company's annual report. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with each notice of shareholders' meetings, a proposal for the final annual dividend.

The Chilean Corporations Law provides that whenever shareholders representing 10.0% or more of the issued voting shares so request, a Chilean company's annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders' comments and proposals in relation to the company's affairs. Similarly, the Chilean Corporations Law provides that whenever the board of directors of an open stock corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions, or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by shareholders owning 10.0% or more of the company's voting shares who have requested that such comments and proposals be so included.

Only shareholders registered as such with us on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders' meeting has one vote for every share subscribed.

Dividends, liquidation and appraisal rights

Under the Chilean Corporations Law, Chilean companies are generally required to distribute at least 30.0% of their earnings as dividends. In the event of any loss of capital, no dividends can be distributed so long as such loss is not recovered.

Dividends that are declared but not paid by the date set for payment at the time of declaration are adjusted to reflect the change in the value of the UF from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable.

We may declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), shareholders must be given the option to elect to receive cash. However, the depositary will not make that election with respect to the common shares represented by the ADSs.

In the event of our liquidation, the holders of fully paid shares would participate equally and ratably, in proportion to the number of paid-in shares held by them, in the assets available after payment of all creditors.

Approval of financial statements

The board of directors is required to submit our audited financial statements to the shareholders annually for their approval. The approval or rejection of such financial statements is entirely within the shareholders' discretion. If the shareholders reject the financial statements, the board of directors must submit new financial statements not later than 60 days from the date of such rejection. If the shareholders reject the new financial statements, the entire board of directors is deemed removed from office and a new Board is elected at the same meeting. Directors who individually approved such financial statements are disqualified for re-election for the ensuing period.

Registrations and transfers

We act as our own registrar and transfer agent, as is customary among Chilean companies. In the case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

Description of American Depositary Shares

The following is a summary of certain provisions of the deposit agreements between us and The Bank of New York, as depositary, under which the ADSs will be issued. These agreements are as follows:

- the Rule 144A deposit agreement (the "Rule 144A deposit agreement") dated November 23, 2005, among us, the depositary and the registered holders ("Rule 144A holders") and beneficial owners ("Rule 144A beneficial owners") from time to time of Rule 144A ADRs issued thereunder (the "Rule 144A ADRs"), and
- the Regulation S deposit agreement (the "Regulation S deposit agreement") dated November 23, 2005, among us, the depositary and the registered holders ("Regulation S holders") and beneficial owners ("Regulation S beneficial owners") from time to time of ADRs issued thereunder (the "Regulation S ADRs").

This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the deposit agreements, including the form of Rule 144A ADRs and Regulation S ADRs. Terms used in this description and not otherwise defined shall have the meanings set forth in the applicable deposit agreement. Copies of the deposit agreements will be available for inspection at the Corporate Trust Office of the depositary, located at 101 Barclay Street, New York, New York 10286, and at the principal Santiago office of Banco Santander Chile, the custodian under each of the deposit agreements. Unless the context otherwise requires, references herein to ADRs and ADSs apply equally to the Rule 144A ADRs and the Regulation S ADRs and to the Rule 144A ADSs and the Regulation S ADSs, respectively.

American Depositary Receipts

Each ADR will evidence a specified number of ADSs, with each ADS representing the right to receive common shares, deposited with the custodian under the applicable deposit agreement and registered in the name of the depositary or its nominee (such common shares, together with any additional common shares at any time deposited or deemed deposited under the applicable deposit agreement and any other securities, cash or other property received by the applicable depositary or custodian in respect of such common shares, we refer to as the deposited securities under the applicable deposit agreement). Only persons in whose names ADSs are registered on the books of the depositary as owners of the ADSs will be treated by the applicable depositary and us as holders.

As a holder of ADSs, we will not treat you as one of our shareholders and you will not have shareholder rights. Chilean law governs shareholder rights. The depositary will be the holder of the common shares underlying the ADSs. Rule 144A holders and Regulation S holders will have the rights set forth in the applicable deposit agreement. The deposit agreements also set out the rights and obligations of the depositary.

In this section: (a) the term "deliver," when used with respect to common shares or other deposited securities shall refer, as permitted by applicable law to either (i) one or more book-entry transfers of such securities to an account or accounts designated by the transferee maintained with institutions authorized under applicable law to effect book-entry transfers of such securities, including DCV, or (ii) physical transfer of certificates evidencing such securities; (b) the term "deliver," when used with respect to ADRs, shall refer to (i) one or more book-entry transfers of ADSs to an account or accounts at DTC designated by the person entitled to such delivery, or (ii) if book-entry settlement is no longer available for the ADSs under the circumstances provided in the deposit agreements, to execution and delivery at the Corporate Trust Office of the depositary to or to the order of such person of one or more ADRs; and (c) the term "surrender," when used with respect to ADRs, shall refer to (i) one or more book-entry transfers of ADSs to the DTC account of the depositary, or (ii) surrender to the depositary at its Corporate Trust Office of one or more ADRs.

Settlement—Rule 144A ADRs

The Rule 144A ADSs will be accepted in DTC's book-entry settlement system. A single global Rule 144A ADR will be issued to DTC and registered in the name of Cede & Co., as nominee of DTC. Thereafter, Cede & Co. will be the holder of record of all Rule 144A ADSs evidenced by such global Rule 144A ADR. Accordingly, each person owning a beneficial interest in such global Rule 144A ADR must rely upon the procedures of the institutions having accounts with DTC to exercise or be entitled to any rights of a Rule 144A holder. So long as the Rule 144A ADSs are eligible for DTC's book-entry settlement system, or unless otherwise required by law, all the Rule 144A ADSs will be represented by a global ADR registered in the name of a nominee of DTC and no Rule 144A beneficial owner will receive or be entitled to receive a separate Rule 144A ADR evidencing Rule 144A ADSs.

If DTC ceases to make its book-entry settlement system available for the Rule 144A ADSs, we will consult with the depositary regarding other arrangements for book-entry settlement. In the event that it is impracticable without undue effort or expense to continue to have the Rule 144A ADSs available in book-entry form, we will instruct the depositary to make separate Rule 144A ADRs available to all Rule 144A beneficial owners, with such modification to the form of Rule 144A ADRs and the Rule 144A deposit agreement as we and the depositary may agree, subject to the terms of the Rule 144A deposit agreement.

Each Rule 144A ADR will be endorsed with a legend regarding certain restrictions on transfer in substantially the form set forth under "Notice to investors."

Settlement—Regulation S ADRs

We and the underwriters will file an application with each of DTC, Euroclear Bank N.V./S.A. ("Euroclear") and Clearstream Banking, *société anonyme* ("Clearstream, Luxembourg") for acceptance of the Regulation S ADSs in their respective book-entry settlement systems. If the applications are accepted, a single global Regulation S ADR will be issued to DTC and registered in the name of Cede & Co., as nominee of DTC, and may be held by the depositary, as custodian for DTC. Thereafter, Cede & Co. will be the holder of record of all Regulation S ADSs evidenced by such global Regulation S ADR. Accordingly, each person owning a beneficial interest in such global Regulation S ADR must rely upon the procedures of the institutions having accounts with DTC and, if applicable, with Euroclear or Clearstream, Luxembourg to exercise or be entitled to any rights of a Regulation S holder. So long as the Regulation S ADSs are eligible for the book-entry settlement system of DTC, Euroclear and Clearstream, Luxembourg, no Regulation S beneficial owner will receive or be entitled to receive a separate Regulation S ADR evidencing the Regulation S ADSs. Initial settlement of the Regulation S ADSs will take place through Euroclear and Clearstream, Luxembourg in accordance with customary settlement procedures in the relevant system.

Because of time zone differences, credits of securities received in Euroclear or Clearstream, Luxembourg as a result of a transaction with a DTC participant will be made during the subsequent securities settlement processing date on the business day following the DTC settlement date and such credits or any transactions in such securities settled during such processing will be reported to the relevant Clearstream, Luxembourg or Euroclear participant on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

If DTC, Euroclear or Clearstream, Luxembourg ceases to make its respective book-entry settlement system available for the Regulation S ADSs, we will consult with the depositary regarding other arrangements for book-entry settlement. Only in the event that it is impracticable without undue effort

or expense to continue to have the Regulation S ADRs available in book-entry form, will we instruct the depositary to make separate Regulation S ADRs available to all Regulation S beneficial owners, with such modification to the form of Regulation S ADRs and the Regulation S deposit agreement as we and the depositary may agree, subject to the terms of the Regulation S deposit agreement.

All Regulation S ADRs will be endorsed with a legend regarding certain restrictions on transfer in substantially the form set forth under "Notice to investors." We expect those restrictions will cease to be applicable after the expiration of a period of 40 days after the last closing date with respect to the ADSs (the "Restricted Period").

Available information

We intend to request that the SEC add us to the list of foreign private issuers exempt from the registration requirements of Section 12(g) of the Exchange Act. Accordingly, we intend to furnish to the SEC certain information in accordance with Rule 12g3-2(b) under the Exchange Act. If, at any time, we are neither a reporting company under Section 13 or Section 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b), the deposit agreements provide that we will furnish (in the case of the Regulation S deposit agreement, during the Restricted Period) upon request, to holders, beneficial owners, and prospective purchasers of ADSs designated by such holders or beneficial owners, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of ADSs.

Deposit, transfer and withdrawal—Rule 144A ADRs

The depositary has agreed, subject to the terms and conditions of the Rule 144A deposit agreement, that upon delivery to the custodian of common shares (or evidence of rights to receive common shares) in a form satisfactory to the custodian and the depositary, the depositary will, upon payment of the fees, charges and taxes provided in the Rule 144A deposit agreement, deliver to, or upon the written order of, the person or persons named in the notice of the custodian delivered to the depositary or requested by the person depositing such common shares with the depositary, Rule 144A ADRs evidencing the number of ADSs issuable in respect of such deposit.

Any deposit of common shares for Rule 144A ADSs must be accompanied by a written certification (depositor's certificate) by or on behalf of the person who will be the beneficial owner of the Rule 144A ADSs to be issued upon deposit of such common shares, to the effect that it is a qualified institutional buyer, and will be the beneficial owner of the Rule 144A ADSs, and that it agrees to comply with the restrictions on transfer set forth under "Notice to investors." The depositary may also refuse to accept common shares for deposit if it believes that ADSs representing those common shares would not be eligible for resale pursuant to Rule 144A.

Upon surrender at the Corporate Trust Office of the depositary of Rule 144A ADRs for the purpose of withdrawal of the deposited securities represented thereby, and upon payment of the fees, governmental charges and taxes provided in the Rule 144A deposit agreement, and subject to the terms and conditions of the Rule 144A deposit agreement, the Rule 144A holder of such Rule 144A ADRs will be entitled to delivery, to him or upon his order, as permitted by applicable law, of the amount of Rule 144A deposited securities at the time represented by the Rule 144A ADSs evidenced by those Rule 144A ADRs. The forwarding of share certificates, other securities, property, cash and other documents of title for such delivery will be at the risk and expense of the Rule 144A holder.

Notwithstanding the foregoing, no deposited securities may be withdrawn upon the surrender of a Rule 144A ADR, unless at or prior to the time of surrender the depositary shall have received a duly executed and completed written certificate and agreement (withdrawal and transfer certificate) by or on behalf of the person surrendering such Rule 144A ADR who after such withdrawal will be the beneficial

owner of such deposited securities withdrawn (a) acknowledging that such common shares have not been and will not be registered under the Securities Act and (b) certifying and agreeing that either (i) it is a qualified institutional buyer acting for its own account or for the account of one or more qualified institutional buyers and (A) will not offer, sell, pledge or otherwise transfer, such common shares except in a transaction that complies with the transfer restrictions set forth under "Notice to investors" and (B) will not deposit or cause to be deposited such common shares into any unrestricted depositary receipt facility established or maintained by a depositary bank (including another facility maintained by the depositary) relating to such common shares unless such common shares are no longer deemed to be restricted securities within the meaning of Rule 144(a)(3) under the Securities Act or (ii) it is located outside the United States (within the meaning of Regulation S under the Securities Act) and has acquired, or has agreed to acquire and at or prior to the time of withdrawal will have acquired, the Rule 144A ADRs or such common shares outside the United States (within the meaning of Regulation S) and it is or upon acquisition thereof will be the beneficial owner of the Rule 144A ADRs or the common shares.

If the depositor of common shares is a person not domiciled or resident in Chile, the custodian shall not accept the common shares for deposit unless it receives from or on behalf of the depositor an instrument whereby the latter assigns and transfers to the depositary any rights it may have under Chilean currency exchange regulations.

Deposit, transfer and withdrawal—Regulation S ADRs

The depositary has agreed, subject to the terms and conditions of the Regulation S deposit agreement, that upon delivery to the custodian of common shares (or evidence of rights to receive common shares) in a form satisfactory to the custodian, the depositary will, upon payment of the fees, charges and taxes provided in the Regulation S deposit agreement, deliver to, or upon the written order of, the person or persons named in the notice of the custodian delivered to the depositary or requested by the person depositing such common shares with the depositary, Regulation S ADRs evidencing the number of Regulation S ADSs issuable in respect of such deposit.

Prior to the effectiveness of a registration statement under the Securities Act for the ADSs (the "Effective Time"), in connection with any deposit of common shares for Regulation S ADSs, the depositor of the common shares shall provide (a) except in connection with the initial deposit, a written acknowledgment and certification by or on behalf of the person who will be the beneficial owner of the Regulation S ADSs to be issued upon deposit of such common shares that (i) the Regulation S ADSs and the common shares represented thereby have not been registered under the Securities Act, (ii) it is not a U.S. person (within the meaning of Regulation S) and is located outside the United States (within the meaning of Regulation S) and acquired, or has agreed to acquire and will acquire, the common shares to be deposited outside the United States, (iii) it is not an affiliate of IAM or a person acting on behalf of such an affiliate and (iv) it is not in the business of buying and selling securities or, if it is in such business, it did not acquire the common shares to be deposited from IAM or any affiliate thereof in the offering and (b) an agreement that, during the Restricted Period, (i) it will comply with the restrictions on transfer set forth under "Notice to investors" on transfers of the Regulation S ADSs and the common shares represented thereby and (ii) if it sells or otherwise transfers the Regulation S ADSs or the common shares represented thereby during the Restricted Period, it will do so only in accordance with such Regulation S ADR transfer restrictions to a person it reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A or otherwise in accordance with Regulation S. If such transfer is to a qualified institutional buyer, it will cause such common shares to be withdrawn in accordance with the terms and conditions of the Regulation S deposit agreement and deposited under the Rule 144A deposit agreement for issuance of Rule 144A ADSs in accordance with the terms and conditions of the Rule 144A deposit agreement.

Common shares that the depositary believes have been withdrawn from a restricted depositary receipt facility may be accepted for deposit under the Regulation S deposit agreement only if those common shares are not "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, and the depositary may, as a condition of accepting those common shares for deposit, require the person depositing those common shares to provide the depositary with a certificate to the foregoing effect.

Upon surrender at the Corporate Trust Office or other specified office of the depositary of Regulation S ADR's for the purpose of withdrawal of the deposited securities represented thereby, and upon payment of the fees, governmental charges and taxes provided in the Regulation S deposit agreement, and subject to the terms and conditions of such deposit agreement, the holder of such ADSs will be entitled to delivery, to him or upon his order, as permitted by applicable law, of the amount of deposited securities at the time represented by the Regulation S ADSs evidenced by those Regulation S ADRs. The forwarding of share certificates, other securities, property, cash and other documents of title for such delivery will be at the risk and expense of such holder.

Notwithstanding the foregoing, during the Restricted Period, no deposited securities may be withdrawn in the manner described in the preceding paragraph unless, at or prior to the time of surrender, the depositary shall have received a written certification and agreement by or on behalf of the person surrendering such ADR who after withdrawal will be the beneficial owner of the common shares withdrawn (a) acknowledging that such common shares have not been registered under the Securities Act and (b) certifying that it is located outside the United States (within the meaning of Regulation S) and either (i) it will not offer, sell, pledge or otherwise transfer such common shares except in a transaction that complies with the restrictions on transfer set forth under "Notice to investors" or (ii) if such common shares are being transferred to a qualified institutional buyer, it will cause such common shares to be deposited under the Rule 144A deposit agreement for issuance of Rule 144A ADSs in accordance with the terms and conditions of such Rule 144A deposit agreement.

If the depositor of common shares is a person not domiciled or resident in Chile, the custodian shall not accept for deposit the common shares unless it receives from or on behalf of the depositor an instrument whereby the latter assigns and transfers to the depositary any rights it may have under Chilean currency exchange regulations.

The following description applies equally to the Rule 144A deposit agreement and the Regulation S deposit agreement, except as specifically indicated.

Dividends, distributions and other rights

To the extent that the depositary can in its judgment convert foreign currency into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars to the United States, the depositary is required under the applicable deposit agreement to convert or cause to be converted into U.S. dollars all cash dividends and other cash distributions received by it on the deposited securities into U.S. dollars and to distribute the amount received, by check, to the holders in proportion to the number of ADSs representing such deposited securities held by each of them, after deduction or upon payment of the fees and expenses of the depositary and without liability for interest. The amounts distributed will be reduced by any amounts required to be withheld by us, the depositary or the custodian from such distribution, including on account of taxes or other governmental fees or charges in connection with the conversion of foreign currency. If the depositary determines that in its reasonable judgment any foreign currency received by it cannot be so converted on a reasonable basis, the depositary may distribute the foreign currency received by it to, or in its discretion hold such foreign currency for the respective accounts of, the holders entitled to receive it.

If a distribution upon deposited securities by us consists of a dividend in, or a free distribution of, common shares, upon receipt by or on behalf of the depositary of such additional common shares from us,

the depositary may or shall, if we so request, deliver to the holders, in proportion to their holdings, additional ADRs for an aggregate number of ADSs representing the number of common shares so received as such dividend or distribution, in either case after deduction or payment of the fees and expenses of the depositary. If such additional ADRs are not so issued, each ADS shall thereafter also represent the additional common shares distributed with respect to the common shares represented thereby. In lieu of delivering ADRs for fractions of ADSs, in any such case, the depositary will use its reasonable efforts to sell the amount of common shares represented by the aggregate of such fractions and distribute the net proceeds in U.S. dollars, all in the manner and subject to the conditions set forth in the applicable deposit agreement.

If we offer or cause to be offered to the holders of deposited securities any rights to subscribe for additional common shares or any rights of any other nature, the depositary, after consultation with us, shall have discretion as to the procedure to be followed in making such rights available to holders or in disposing of such rights and distributing the net proceeds thereof, as in the case of a distribution received in cash. The depositary may, if at the time of the offering of any such rights the depositary determines that it is lawful and feasible to do so, distribute such rights available to holders by means of warrants or otherwise. To the extent the depositary determines in its discretion that it is not lawful or feasible to make the rights available, it may sell such rights or other instruments, if a market is available therefor, at public or private sale, at such place or places and upon such terms as the depositary may deem proper, and allocate the net proceeds of such sales, net of the fees and expenses of the depositary, for the accounts of the holders otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such holders because of exchange restrictions or the date of delivery of any ADRs or otherwise. If, by the terms of the rights offering or by reason of applicable law, the depositary may neither make such rights available to the holders nor dispose of such rights and distribute the net proceeds thereof, the depositary shall allow the rights to lapse.

The depositary will not offer such rights to holders unless a registration statement under the Securities Act is in effect with respect to such offering or unless the offering and sale of such securities to such holders are, in the opinion of our United States counsel, exempt from registration under the provisions of the Securities Act; however, we will have no obligation to file a registration statement under the Securities Act to make available to holders any right to subscribe for or to purchase any securities. If an exemption from registration is not available and a registration statement is not filed, holders will not be permitted to purchase such securities or otherwise exercise such rights and the depositary will use reasonable efforts to dispose of such rights for the account of such holders as described in the preceding paragraph. Such a disposal of rights may reduce the proportionate equity interest in us of the holders.

In the event that the custodian or the depositary receives any distribution upon any deposited securities in securities or property (other than cash, rights or common shares), the depositary shall distribute such securities or property to the holders entitled thereto, after deduction or upon payment of the fees and expenses of the depositary, in proportion to their holdings in any manner that the depositary deems equitable and practicable. If, in the opinion of the depositary, however, the distribution of such securities or property cannot be made proportionately among such holders, or if for any other reason (including any requirement that we or the depositary withhold an amount on account of taxes or other governmental charges or because such property consists of securities that must be registered under the Securities Act in order to be distributed to such holders or beneficial owners) the depositary deems such distribution not to be feasible, the depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including the sale (public or private) of all or any part of such securities or property and the distribution by the depositary to the holders of the net proceeds of any such sale and the balance of any such securities or property after deduction of any related expenses and fees of the depositary and any such taxes or governmental charges without unreasonable delay. To the extent such securities or property or the net proceeds thereof are not

effectively distributed to holders as provided in this section, the same shall constitute deposited securities and each ADS shall thereafter also represent its proportionate interest in such securities, property or net proceeds. See "Risk Factors—Risks relating to our common shares and the ADSs—Holders of common shares or the ADSs may be unable to exercise preemptive rights with respect to our common shares."

Record dates

Whenever any dividend or other distribution is being made, or whenever, for any reason, there is a change in the number of common shares that are represented by each ADS, or whenever the depositary shall receive notice of the fixing of a record date by us for the determination of holders of common shares or other deposited securities, or whenever the depositary shall receive notice of any meeting of holders of common shares or other deposited securities or whenever the depositary finds it necessary or convenient in respect of any matter, the depositary will fix a record date (a) for the determination of the holders who are (1) entitled to receive such dividend, distribution of the net proceeds of the sale thereof or in respect of such changed number of common shares represented by an ADS, exchange of ADRs or in respect of such other matter, (2) entitled to give instructions for the exercise of voting rights at any such meeting, subject to the provisions of the deposit agreements, or (3) responsible for any fees assessed by the depositary, or (b) on or after which each ADS will represent the changed number of common shares. Such record date shall be as near as practicable to the record date established by us for such distribution or meeting, as the case may be. Only such holders at the close of business on such record date shall be entitled to receive or be affected by any such dividend, distribution, proceeds, exchange or other matter or to give such voting instructions.

Voting of the common shares

As soon as practicable after the receipt of notice of any meeting or solicitation of consents or proxies of holders of common shares or other deposited securities, if we so request, the depositary will mail the information contained in such notice of meeting to holders and a brief statement as to the manner in which each holder may instruct the depositary to exercise any right to vote relating to the deposited common shares. In the depositary agreements, we undertake to request the depositary to solicit voting instructions in respect of every shareholders' meeting. The holders at the close of business on the date specified by the depositary are entitled under the applicable deposit agreement, subject to any applicable provisions of Chilean law and of our by-laws, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the common shares or the deposited securities represented by their respective ADSs.

The depositary will endeavor insofar as is practicable and subject to applicable law to vote or cause to be voted the common shares represented by the ADSs in accordance with any such written instructions of holders. The depositary may not itself exercise any voting discretion over any common shares.

If we timely request the depositary to solicit voting instructions but the depositary does not receive voting instructions from the holder by the specified date, it will consider the holder to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by the holder's ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions that are to be voted upon unless we notify the depositary that:

- we do not wish to receive a discretionary proxy;
- we think there is substantial shareholder opposition to the particular question; or
- we think the particular question would have an adverse impact on our shareholders.

Inspection of Transfer Books

The depositary will keep books at its Corporate Trust Office for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by holders and by us, provided that such inspection shall not to the depositary's knowledge be for the purpose of communicating with holders in the interest of a business or object other than our business or a matter related to the deposit agreements or the ADSs.

Notices and reports

On or before the first date on which we give notice, by publication or otherwise, of any meeting or solicitation of proxies or consents of holders of common shares or other deposited securities, as the case may be, or of any adjourned meeting of such holders, or of the taking of any action by such holders of common shares or other deposited securities other than at a meeting, or the making of any action in respect of any cash or other distribution on or offering of any rights in respect of the deposited securities, pursuant to the deposit agreements, we will transmit to the custodian and the depositary a copy of the notice thereof in the form given to holders of common shares or other deposited securities. The depositary will arrange for the prompt mailing to all holders of a notice containing the information (or a summary of the information) contained in any notice of a meeting of holders of common shares received by the custodian or the depositary if we so request in writing.

We will also provide to the custodian any reports or communications that we make generally available to the holders of common shares. The depositary will arrange for the prompt transmittal by the custodian to the depositary of such notices, reports and communications and, if we so request in writing, arrange for the mailing of copies thereof to all holders.

The depositary will make available for inspection by holders at its Corporate Trust Office any notices, reports and communications received from us which are both (1) received by the depositary or the custodian as a holder of deposited securities, and (2) made generally available by us to the holders of common shares.

Changes affecting deposited securities

Upon any change in par value, split-up, consolidation, cancellation or any other reclassification of common shares or other deposited securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us or to which we are a party, any securities or property that shall be received by the depositary or the custodian in exchange for, or in conversion, replacement or otherwise in respect of, deposited securities shall be treated as new deposited securities under the deposit agreements, and the ADSs shall, subject to the terms of the deposit agreements and applicable laws (including any registration requirements under the Securities Act), thereafter represent the right to receive deposited securities including the securities and property so received in exchange or conversion. The depositary may execute and deliver additional ADRs, or call for the surrender of outstanding ADRs to be exchanged for new ADRs.

Amendment and termination of the deposit agreements

The ADRs and the deposit agreements may at any time be amended by agreement between us and the depositary. Any amendment which imposes or increases fees or charges (other than taxes and other governmental charges, transfer and registration fees for transfers of common shares, delivery expenses or similar expenses), or which otherwise prejudices any substantial existing right of holders, will not take effect as to outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to the holders. Every holder and beneficial owner at the time such amendment becomes effective will be deemed, by continuing to hold such ADR or beneficial interest therein, to consent and agree to such amendment and to be bound by the deposit agreements as amended thereby. In no event may any amendment impair the right of any holder to surrender such holder's ADRs and receive therefor the deposited securities and any other property represented thereby, except in order to comply with mandatory provisions of applicable law.

Whenever so directed by us, the depositary will terminate the deposit agreements by giving notice of such termination to the holders at least 30 days prior to the date fixed in such notice of termination. The depositary may likewise terminate the deposit agreements at any time 60 days after the depositary shall

have delivered to us a written notice of its election to resign, provided a successor depositary shall not have been appointed and accepted its appointment as provided in the deposit agreements. If any ADRs remain outstanding after the date of termination, the depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends and will not give any further notices or perform any further acts under the deposit agreements, except advising holders of such termination, the collection of dividends and other distributions pertaining to the deposited securities, the sale of property and rights and the delivery of deposited securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in each case without liability for interest, upon surrender of ADRs.

At any time after one year after the date of termination, the depositary may sell the common shares and any property represented by ADRs that remain outstanding and hold the net proceeds, together with any other cash then held, without liability for interest, in trust for the pro rata benefit of the holders of ADRs that have not theretofore been surrendered. After making such sale, the depositary shall be discharged from all obligations under the deposit agreements, except for certain accounting obligations to us. Upon the termination of the deposit agreements, we will also be discharged from all obligations thereunder, except for certain obligations to the depositary.

Charges of depositary

The depositary will charge any party that receives delivery of ADRs against deposit of common shares and any party surrendering any ADR for delivery of deposited common shares or other deposited securities, property and cash evidenced by such ADRs, including if the deposit agreement terminates, or in connection with a redemption of ADSs, up to US$5.00 for each 100 ADSs (or portion thereof) so delivered or surrendered. Notwithstanding the foregoing, no issuance or cancellation charge will be imposed for any exchange of ADRs required in connection with any split-up or combination of any ADRs. Except as otherwise agreed by us and the depositary, we will pay certain other charges of the depositary and all charges of any registrar under the deposit agreements, except for taxes and other governmental charges (which are payable by holders and persons depositing common shares), any applicable share transfer or registration fees on deposit or withdrawal of common shares (which are also payable by such holders and persons), any applicable fees in connection with the execution, delivery, transfer or surrender of, or distributions on, ADRs (which are also payable by such holders and persons), such cable, telex, facsimile transmission and delivery charges and such expenses as are expressly provided in the deposit agreements to be at the expense of such holders and persons and expenses that are paid or incurred by the depositary in connection with the conversion into U.S. dollars, pursuant to the deposit agreements, of any other currency received by the depositary in respect of the common shares held on deposit (which are reimbursable to the depositary out of such U.S. dollars). In addition, the depositary will charge holders: (1) a fee of $.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement, (2) a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above that would have been charged as a result of the deposit of such securities (treating all such securities as if they were common shares), but which securities are instead distributed by the depositary to holders, (3) in addition to any fee charged under clause (1) above, a fee of $.02 or less per ADS (or portion thereof) for depositary services, which will accrue on the last day of each calendar year and will be payable as provided in clause (4) below, and (4) any other charges payable by the depositary, any of the depositary's agents, including the custodian, or the agents of the depositary's agents in connection with the servicing of common shares or other deposited securities (which charge will be assessed against holders as of the date or dates set by the depositary and will be collected at the sole discretion of the depositary by billing such holders for such charge or by deducting such charge from one or more cash dividends or other cash distributions).

Disclosure of Interests

We may from time to time request registered holders of ADRs or beneficial owners of ADSs or former registered owners of ADRs or beneficial holders of ADSs to provide information as to the capacity in

which they hold or held ADRs and regarding the identity of any other persons then or previously interested in such ADRs and the nature of such interest and various other matters. Each such registered holder or beneficial owner will agree to provide any such information reasonably requested by us or the depositary pursuant to the deposit agreements whether or not still a registered holder or beneficial owner at the time of such request. The depositary will agree to use its reasonable efforts to comply with written instructions received from us requesting that the depositary forward any such requests to such registered holders or beneficial owners and to the last known address, if any, of such former registered holders or beneficial owners and to forward to us any responses to such requests received by the depositary, and to use its reasonable efforts, at our request and expense, to assist us in obtaining such information with respect to the ADSs.

Compliance with Chilean Law

Pursuant to circular letters of the SVS, registered owners of ADRs are deemed, for certain purposes of Chilean law, to be treated as owners of our common shares. Accordingly, registered holders shall, as a matter of Chilean law, be obligated and by holding ADSs shall be deemed to agree to comply with the obligations that shareholders have in Chile including, without limitation, the requirements of Articles 12 and 54 and Title XV of Law 18,045 of Chile and the regulations issued by the SVS in connection therewith.

Article 12 requires that, among other things, shareholders of a Chilean corporation report to the SVS and the stock exchanges in Chile on which those shares are listed:

(i) any direct or indirect acquisition or sale of ADRs that results in the registered owner acquiring or ceasing to own, directly or indirectly, 10% or more of the total share capital of such corporation; and

(ii) any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, made by (a) a holder that owns shares representing 10% or more of such corporation's shares or (b) a director, liquidator, general manager, manager or holder of certain other offices of such corporation.

In addition, shareholders required to report under clause (i) or (ii)(a) above will be required to state in their report whether their purpose is to acquire control of the corporation or if they are making a financial investment. A beneficial owner of ADSs representing 10% or more of the Company's share capital will be subject to the above reporting requirements under Chilean law.

Under Article 54 of Law 18,045 of Chile and the regulations of the SVS, persons or entities intending to acquire control, directly or indirectly (as defined in Title XV of Law 18,045), of a publicly traded company, including through acquisitions to be made through direct subscriptions or private transactions, are required to inform the public of that intention as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquirer), but in any case at least 10 Chilean business days before the date on which the transaction is to be completed, by publishing a notice in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing, the proposed price, and the status of any negotiations. Before making the publication referred to in the preceding sentence, the person or entity must send a written communication containing the same information to be published to the target corporation, the controlling corporation, the corporations controlled by the target corporation, the SVS and the Chilean stock exchanges on which the company's securities are listed.

In addition to the foregoing, Article 54A of Law 18,045 of Chile requires that, within the two Chilean business days following completion of the transactions pursuant to which a person has acquired control of a publicly traded company, (i) a notice must be published in the same newspapers in which the publication referred to in Article 54 has been made and (ii) notices must be sent to the same persons indicated in Article 54.

Finally, Title XV of Law 18,045 regulates public offerings for the acquisition of shares of a publicly held Chilean stock company, including definitions, mandatory public offerings, exemptions and the principal features and requisites that such a process shall comply with.

General

Neither we nor the depositary will be liable to any holder or beneficial owner if prevented from or delayed in performing obligations under the deposit agreements by the law of any country, by any governmental authority, by any provision of our charter or by-laws or by any circumstances beyond our or its control. Our obligations and those of the depositary under the deposit agreements are expressly limited to performing our or its respective obligations specified therein without negligence or bad faith. We and the depositary have each agreed to indemnify the other in certain circumstances arising out of acts performed or omitted in connection with the deposit agreements as well as those arising out of the offer or sale of the ADSs, ADRs or common shares and any offering document relating thereto.

The depositary may close the transfer books at any time or from time to time, when deemed expedient by it in connection with the performance of its duties or if we ask it to. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or the withdrawal of deposited securities, the depositary, we or the custodian may require payment from the depositor, or the person surrendering the ADR, of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto and any applicable fees payable by the holders, proof as to identity or the genuineness of any signature and compliance with regulations of the depositary.

The depositary may refuse to deliver ADRs, register the transfer of any ADR, or make any distribution of, or related to, the deposited securities until it or the custodian has received such proof of citizenship, residence, exchange control approval, legal or beneficial ownership or other information and certifications as it may deem necessary or proper or as we may require. The execution and delivery or transfer of ADRs may be suspended generally or in particular cases during any period when the transfer books of the depositary, us or our transfer agent are closed, or if any such action is deemed necessary or advisable by the depositary or us at any time or from time to time in accordance with the deposit agreements. After the Effective Time, the surrender of Regulation S ADSs for withdrawal of deposited securities may not be suspended except for (1) temporary delays caused by closing our transfer books or those of the depositary or our transfer agent, the deposit of common shares in connection with voting at a meeting of holders of common shares or other deposited securities, or the payment of dividends, (2) the payment of fees, taxes and similar charges and (3) compliance with any laws or governmental regulations relating to ADSs or the withdrawal of deposited securities.

Unless we have requested in writing to cease doing so, the depositary may deliver ADSs prior to the receipt of common shares (pre-release) and deliver deposited securities upon the surrender of ADSs which have been pre-released, whether or not such cancellation is prior to the termination of such pre-release or the depositary knows that such ADSs have been pre-released. The depositary may receive ADSs in lieu of common shares or other deposited securities in satisfaction of a pre-release. Each pre-release must be (a) preceded or accompanied by a written representation from the person to whom the ADSs or deposited securities are to be delivered that such person, or its customer, (i) owns the common shares or other deposited securities or ADSs to be remitted, as the case may be, (ii) assigns all beneficial right, title and interest in such ADSs or deposited securities, as the case may be, to the depositary for the benefit of the holder or beneficial owner and (iii) will not take any action with respect to the ADSs or the deposited securities, as the case may be, that is inconsistent with the transfer of beneficial ownership, (b) at all times fully collateralized with cash or such other collateral as the depositary deems appropriate, (c) terminable by the depositary on not more than five business days' notice and (d) subject to such

further indemnities and credit regulations as the depositary deems appropriate. Each pre-release of ADSs under the applicable deposit agreement shall be subject to receipt by the depositary of a duly executed and completed depositor certificate, if depositor certificates are required under the applicable deposit agreement at that time.

Governing law

The deposit agreements will be governed by the laws of the State of New York.

Trading on and regulation of the Chilean securities markets

GENERAL

Our common shares have been approved for listing and trading on the Bolsa under the symbol "IAM." We expect our common shares to begin trading on the Bolsa on November 18, 2005. The Bolsa will be our only trading market.

TRADING ON THE CHILEAN SECURITIES MARKETS

Our common shares will be traded on the Bolsa, which is a corporation incorporated on November 27, 1893, as authorized by Decree No. 3015 of December 29, 1893 of the Ministry of Public Finance. Trading on such exchange is limited to member brokers and listed exchanges. In Chile, only stock exchange brokers, security agents and other authorized entities may act as securities brokers. The Chilean securities markets are smaller, less liquid and more volatile than major securities markets in the United States.

REGULATION OF THE CHILEAN SECURITIES MARKETS

The Chilean securities markets are principally regulated by the SVS under the Chilean Securities Market Law and the Chilean Corporations Law. The SVS was created and is regulated by Decree Law N° 3.538, or the SVS Law. The SVS Law determines the functions, authority and organization of the SVS.

The Chilean Securities Market Law sets forth requirements relating to public offerings, stock exchanges and brokers, outlines disclosure requirements for companies that issue publicly offered securities, regulates insider trading, prohibits price manipulation activities, and grants protection to minority investors. Such law also regulates the activities of the stock exchanges, stock brokers and securities agents in order to regulate their performances and set forth several requirements, such as the constitution of a guarantee, the obligation to inform the public through the SVS and the Bolsa on a regular basis and the obligation to comply with all laws and regulations. Stock exchanges are regulated by the Chilean Securities Market Law, the SVS Law, SVS regulations and each respective stock exchange's regulations.

The Chilean Corporations Law sets forth the rules and requirements to create stock corporations, classifying them as open stock corporations (subject to governmental supervision through the SVS) and closed stock corporations, not subject to such supervision. However, the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets or securities markets in other jurisdictions.

Open stock corporations, as defined in Article 2 of the Chilean Corporations Law, are those with 500 or more shareholders or companies in which 100 or more shareholders own at least 10.0% of the subscribed capital (excluding those whose individual holdings exceed 10.0%) and those that voluntarily register their shares in the Securities Registry of the SVS.

All open stock corporations are subject to the supervision of the SVS, which obliges them to register the company and its shares in the Securities Registry of the SVS and comply with all of the provisions applicable to listed corporations.

Chilean securities market regulations have several mechanisms that permit investors and the market to know, on a periodic basis, any changes or material events related to entities supervised by the SVS. All listed corporations must provide historical, legal, financial, accounting and administrative information, submitted in accordance with the instructions given by the SVS, which attempt to create uniform presentation of the type and the form of the information provided, thus facilitating compliance with such regulations as well as the analysis and comparison of all SVS-regulated entities.

SVS periodic reporting obligations are established in Articles 9 and 10 of the Chilean Securities Market Law and General Rule N° 30 of the SVS. Article 9 of the Chilean Securities Market Law establishes that registration in the securities registry of the SVS creates the obligation to truthfully, sufficiently and promptly disclose all material information about the relevant company, the securities offered and the offering. When we registered with the Securities Registry of the SVS, we had to deliver all relevant and material information about us and our securities in order that the market and the general public may have access to it.

Moreover, Chilean regulations provide that the information that should be provided is "any such information that a person of good judgment would consider important in his/her investment decisions."

Article 10 of the Chilean Securities Market Law establishes that all registered entities must comply with the information obligations established for listed corporations, in the frequency determined in the SVS regulation.

General Rule N° 30 regulates the frequency and the type of information that registered entities must provide to the public, the SVS and stock exchanges.

Public offerings of shares are regulated by the Chilean Securities Market Law. Article 4 of this law defines a public offering to be an offer made to the general public or to certain sectors or specific groups. The SVS has the power to determine if certain securities offers constitute public offerings and also has the power to exempt some public offerings from the need to comply with applicable requirements, if stipulated in a general regulation.

The Chilean Securities Market Law also sets forth certain regulations on takeovers of corporations.

Under Article 54 of the Chilean Securities Market Law, persons or entities aiming to acquire direct or indirect control of an open stock corporation are required to:

- send a written communication to the target corporation, the entities controlled by such corporation or the entities that control such corporation, as well as to the SVS and the Chilean stock exchanges, and
- inform the general public, in advance, through notice published in two Chilean newspapers of national distribution.

This written communication and notice must be published at least ten business days in advance of the date of the execution of the documents that will entitle the person to acquire control of the open stock corporation, and, in all cases, concurrently with the commencement of negotiations that include delivery of information and documentation about the corporation. The content of the notice and written communication is determined by SVS regulations and includes, among other information, the identification of persons or entities purchasing or selling and the price, as well as other essential conditions of negotiation.

In addition to the foregoing, Article 54(A) of the Chilean Securities Market Law requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a publicly traded company, a notice must be published in the same newspapers in which the notice referred to above was published, and notices shall be sent to the same persons mentioned above.

Article 200 of the Chilean Securities Market Law prohibits any shareholder that has taken control of a publicly traded company to acquire, within 12 months from the date of the transaction that permitted such shareholder to take control of the company, a number of shares equal to or higher than 3.0% of the outstanding issued shares without making a tender offer at a price per share not lower than the price paid at the time of the change of control operation. Should the acquisition from the other shareholders of the company be made on the floor of a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

Title XV of the Chilean Securities Market Law sets forth the basis for determining what constitutes control, a direct holding and a related party, while Title XXV establishes a special procedure for acquiring control of an open stock corporation.

SETTLEMENT AND CLEARANCE

The Bolsa regulates stock purchases and sales, and every person that intends to buy or sell securities on the Bolsa must provide to a broker (who will carry out the sale or purchase) a security purchase/sale order which contains the following information:

- Name of the client (person that is placing the order);
- Date and hour of the order;
- Type of order (to buy or to sell);
- Name of the security;
- Amount of the security;
- Conditions for settlement, which may be (i) setting a fixed price for the transaction or (ii) making the transaction conditional on the method of payment; and
- Time at which the order expires.

Once the order is received, the broker must settle the operation. The document issued by the broker in which the settlement is made has a right to expedited judicial enforcement.

Settlement of stock transactions is a regulated process. The selling party must provide the selling broker one or more duly signed transfer forms, the selling broker must provide those transfer forms to the buying broker, which has to ensure that his/her client will comply with the terms of the sale. Once signed, the transfers are sent to the relevant corporation so that the new owner of the stock can be registered in the corporation's shareholders' registry.

Settlement of the relevant transaction occurs three days after the order is placed, although the payment of the purchase price may be conditioned upon the lack of any materially adverse event affecting the company to which the order relates during such three-day period. In the event the purchaser fails to pay, the selling brokers are personally obligated to pay the purchase price and to deliver the securities sold, and no defense of lack of provision of funds will be admissible.

The SVS may suspend trading of a certain security for up to 30 days if so justified by the public interest or the protection of the investors' interests. Such suspension may be extended for up to 120 days if such circumstances persist. If such circumstances continue subsequent to the expiration of the 120-day period, the SVS may cancel the registration of such securities.

Plan of distribution

In respect of the offering of the ADSs, the purchasers named in the table below (the "underwriters"), for whom UBS Securities LLC is acting as representative, have, pursuant to a purchase agreement dated November 18, 2005 (the "Purchase Agreement"), severally and not jointly, agreed to purchase from the selling shareholders, at a purchase price equal to the offering price per ADS set forth on the cover page of this offering memorandum, less an agreed upon underwriting discount per ADS, the number of ADSs as set forth opposite their names below:

Name of the underwriters	Number of ADSs[1]
UBS Securities LLC	14,200,000
Santander Investment Limited[2]	2,500,000
Total	16,700,000

1 *Does not include UBS Securities LLC's option to purchase up to an additional 3,250,000 ADSs to cover over-allotments.*

2 *Santander Investment Limited is offering ADSs in the United States through its selling agent Santander Investment Securities Inc.*

The selling shareholders have also agreed to sell to Chilean investors an aggregate of up to 100,000,000 common shares in a special auction sale to be conducted on the Bolsa concurrently with the offer and sale of the ADSs by the selling shareholders. In respect of this special auction sale, the stockbrokers and placement agents (the "Chilean placement agents") have, pursuant to a placement agreement dated November 14, 2005 (the "Chilean Placement Agreement"), severally and not jointly, agreed to market, offer and place the common shares in the Chilean market on a best efforts basis. A prospectus in Spanish pursuant to Chilean law and practice has been prepared and will be used in connection with the public offering of the common shares on the Bolsa in accordance with applicable law.

The Purchase Agreement provides that the obligation of the underwriters to purchase the ADSs is subject to, among other conditions, (i) the delivery of certain legal opinions by our and their legal counsel and (ii) that the execution of the Chilean Placement Agreement shall have occurred on or before the closing of the Purchase Agreement. The selling shareholders and the underwriters reserve the right to sell or place less than all of the ADSs. After the offering of the ADSs, the price and other selling terms may from time to time be varied.

The selling shareholders have granted UBS Securities LLC an option to purchase up to 3,250,000 ADSs to cover over-allotments. UBS Securities LLC may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. UBS Securities LLC has 30 days from the date of this offering memorandum to exercise this option. If UBS Securities LLC exercises this option, UBS Securities LLC will purchase additional ADSs or additional common shares at the price per ADS or common share set forth in "The Offering—Offering Price," to be paid less the underwriting discount.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and in the future may engage, in investment banking and commercial banking transactions with us and our affiliates and the selling shareholders and their affiliates, for which they have received or expect to receive customary fees.

The underwriters and the Chilean placement agents have entered into an Intersyndicate Agreement, dated November 18, 2005, providing that the underwriters will offer ADSs exclusively to purchasers outside of Chile and the Chilean placement agents will market, offer and place the common shares exclusively in Chile.

The selling shareholders propose to deposit the common shares that will be evidenced by the ADSs with the custodian for the depositary pursuant to the terms of the deposit agreements and the underwriters will resell the ADSs at the offering price set forth on the cover page of this offering memorandum within the United States to qualified institutional buyers as defined under Rule 144A in reliance on Rule 144A and outside the United States to non-U.S. persons in reliance on Regulation S. The price at which the ADSs are offered may be changed at any time without notice.

The common shares have been approved for listing and trading on the Bolsa. We do not currently intend to list the ADSs on any national securities exchange. We cannot assure you that the prices at which the ADSs will sell in the market after this offering will not be lower than the initial offering price or that an active trading market for the ADSs will develop and continue after this offering. The underwriters have advised us that they currently intend to make a market in the ADSs. However, they are not obligated to do so and they may discontinue any market-making activities with respect to the ADSs at any time without notice. In addition, market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, we cannot assure you as to the liquidity of or the trading market for the ADSs. Persons into whose hands this offering memorandum comes are required by us and the underwriters to comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver ADSs or have in their possession or distribute such offering material, in all cases at their own expense. In connection with this offering, certain of the underwriters or securities dealers may distribute this offering memorandum electronically.

In connection with this offering, the underwriters may purchase and sell the common shares or ADSs in the open market. These transactions may include syndicate covering transactions and stabilizing transactions. These transactions may also include over-allotment. Over-allotment involves sales of common shares or ADSs in excess of the principal amount of ADSs, which creates a short position for the underwriters. Covering transactions involve purchases of the common shares or ADSs in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of common shares or ADSs made for the purpose of preventing or retarding a decline in the market price of the common shares or ADSs while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the common shares or ADSs. They may cause the price of the common shares or ADSs to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise, but the underwriters are not required to engage in these transactions. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters have also informed us that they propose to place the ADSs initially with qualified institutional buyers in the United States in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and elsewhere outside Chile in reliance on the exemption from the registration requirements of the Securities Act provided by Regulation S. The common shares and the ADSs have not been registered under the Securities Act or any state securities laws and may not be offered or sold within the United States except in transactions exempt from, or not subject to, the registration requirements of the Securities Act. See "Notice to investors." Until 40 days after the commencement of this offering, an offer or sale of the common shares or the ADSs within the United States by a broker-dealer, whether or not it is participating in this offering, may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), our common shares and/or ADSs will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common shares and/or ADSs which has been approved by the competent authority in that Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, our common shares and/or ADSs may be offered to the public in that Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "offered to the public" in relation to any of our common shares and/or ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares and/or ADSs to be offered so as to enable an investor to decide to purchase our common shares and/or ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out under "Notice to Investors."

We, our executive officers and directors and the selling shareholders have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of or hedge any common shares or ADSs or any options or warrants to purchase any common shares or ADSs, or any securities convertible into, or exchangeable for, or that represent the right to receive, any common shares or ADSs. These restrictions will be in effect for a period of 180 days after the date of this offering memorandum. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

Notice to investors

Because of the following restrictions, investors are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of our common shares.

Our common shares and the ADSs have not been registered under the Securities Act. They may not be offered or sold within the United States except:

- in compliance with the registration requirements of the Securities Act and all applicable securities laws of the states of the United States; or
- pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable securities laws of the states of the United States.

Accordingly, the ADSs are being offered and sold only:

- inside the United States to qualified institutional buyers in compliance with the exemption from the registration requirements of the Securities Act provided by Rule 144A; and
- outside the United States in offshore transactions in accordance with Rule 903 of Regulation S.

In addition, purchasers of the ADSs may not be able to exercise the preemptive rights relating to the common shares unless an exemption from the registration requirements of the Securities Act is available or a registration statement under the Securities Act is effective with respect to those rights. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive rights, and we may not file such a registration statement.

Each purchaser of the ADSs in the United States will be deemed to have agreed not to deposit such common shares into an unrestricted American depositary receipt facility for as long as those common shares are "restricted securities" within the meaning of Rule 144 under the Securities Act.

Each purchaser of the ADSs will be deemed to have represented and agreed as follows:

- The purchaser is either (1) a qualified institutional buyer and is aware that the sale of the ADSs to it is being made in reliance on Rule 144A and such acquisition will be for its own account or for the account of a qualified institutional buyer or (2) a person who, at the time the buy order for the ADSs was originated, was outside the United States and was not a U.S. person (and was not purchasing for the account or benefit of a U.S. person) within the meaning of Regulation S under the Securities Act;
- In making its decision to purchase the ADSs, the purchaser:
  - has made its own investment decision regarding the ADSs based on its own knowledge;
  - has had access to such information as it deems necessary or appropriate in connection with its purchase of the ADSs; and
  - has sufficient knowledge and experience in financial and business matters and expertise in assessing credit, market and all other relevant risk, and is capable of evaluating, and has evaluated independently, the merits, risks and suitability of purchasing the ADSs;
- The ADSs have not been, nor will they be, registered under the Securities Act and may not be re-offered, resold, pledged or otherwise transferred except (1) (A) to a person who the purchaser reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (B) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S,

(C) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or (D) pursuant to an effective Registration Statement under the Securities Act and (2) in accordance with all applicable securities laws of the states of the United States.

➤ The purchaser understands that the Rule 144A ADRs will bear a legend substantially to the following effect:

THIS RULE 144A AMERICAN DEPOSITARY RECEIPT, THE RULE 144A AMERICAN DEPOSITARY SHARES EVIDENCED HEREBY AND THE COMMON SHARES OF INVERSIONES AGUAS METROPOLITANAS S.A. (THE "SHARES") REPRESENTED THEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION, AND THOSE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) TO A PERSON WHO THE BENEFICIAL OWNER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A AND PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (3) IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE) OR (4) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE BENEFICIAL OWNER OF SHARES RECEIVED UPON CANCELLATION OF ANY RULE 144A AMERICAN DEPOSITARY RECEIPT MAY NOT DEPOSIT OR CAUSE TO BE DEPOSITED SUCH SHARES INTO ANY DEPOSITARY RECEIPT FACILITY ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK, OTHER THAN A RULE 144A RESTRICTED DEPOSITARY RECEIPT FACILITY, SO LONG AS SUCH SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT. NO REPRESENTATIONS CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144A UNDER THE SECURITIES ACT FOR RESALE OF THE SHARES OR RULE 144A AMERICAN DEPOSITARY SHARES. EACH HOLDER, BY ITS ACCEPTANCE OF THIS RULE 144A AMERICAN DEPOSITARY RECEIPT, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.

➤ The purchaser understands that the Regulation S ADRs will bear a legend substantially to the following effect:

THIS REGULATION S AMERICAN DEPOSITARY RECEIPT, THE REGULATION S AMERICAN DEPOSITARY SHARES EVIDENCED HEREBY AND THE COMMON SHARES OF INVERSIONES AGUAS METROPOLITANAS S.A. (THE "SHARES") REPRESENTED THEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION, AND THOSE SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED PRIOR TO THE EXPIRATION OF THE RESTRICTED PERIOD (DEFINED AS 40 DAYS AFTER THE LATER OF (I) THE COMMENCEMENT OF THE OFFERING OF THE AMERICAN DEPOSITARY SHARES EVIDENCED HEREBY AND (II) THE RELATED CLOSING) EXCEPT (1) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (2) TO A PERSON WHO THE BENEFICIAL OWNER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER

WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A AND PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (3) IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), OR (4) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES; PROVIDED THAT IN CONNECTION WITH ANY TRANSFER UNDER (2) ABOVE, THE TRANSFEROR SHALL, PRIOR TO THE SETTLEMENT OF SUCH SALE, WITHDRAW THE SHARES IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE DEPOSIT AGREEMENT AND INSTRUCT THAT SUCH SHARES BE DELIVERED TO THE CUSTODIAN UNDER THE RULE 144A DEPOSIT AGREEMENT FOR ISSUANCE, IN ACCORDANCE WITH THE TERMS AND CONDITIONS THEREOF, OF RULE 144A AMERICAN DEPOSITARY SHARES TO OR FOR THE ACCOUNT OF SUCH QUALIFIED INSTITUTIONAL BUYER.

UPON THE EXPIRATION OF THE RESTRICTED PERIOD, THE REGULATION S AMERICAN DEPOSITARY SHARES EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY SHALL NO LONGER BE SUBJECT TO THE RESTRICTIONS ON TRANSFER PROVIDED IN THIS LEGEND IF, AT THE TIME OF SUCH EXPIRATION, THE OFFER AND SALE OF THE REGULATION S AMERICAN DEPOSITARY SHARES EVIDENCED HEREBY AND THE SHARES REPRESENTED THEREBY BY THE HOLDER THEREOF IN THE UNITED STATES WOULD NOT BE RESTRICTED UNDER THE SECURITIES LAWS OF THE UNITED STATES OR ANY STATE OF THE UNITED STATES.

We make no representation as to the availability of the exemption provided by Rule 144 for resales of our common shares or ADSs.

We acknowledge that for so long as any of our common shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, holders of such restricted securities, and prospective purchasers (as designated by such holders) of such restricted securities, will have the right to obtain upon request to us any information required to be provided by Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to and are in compliance with Section 13 or 15(d) of the Exchange Act or we are not exempt from such reporting requirements pursuant to and in compliance with Rule 12g3-2(b) under the Exchange Act.

Terms used in this section that are defined in Rule 144A or Regulation S are used as defined in those regulations.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE IMPLIES THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

OFFERS AND SALES IN CANADA

This offering memorandum is not, and under no circumstances is to be construed as, an advertisement or a public offering of the common shares or the ADSs in Canada or any province or territory thereof. Any offer or sale of common shares or the ADSs in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

OFFERS AND SALES IN THE UNITED KINGDOM

Each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of shares of our common stock or ADSs in circumstances in which Section 21(1) of the FSMA does not apply to the Company. Without limiting the other restrictions referred to herein, this offering memorandum is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the offering of common shares or ADSs may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This offering memorandum is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this offering memorandum relates is available only to relevant persons and will be engaged in only with relevant persons.

OFFERS AND SALES IN SWITZERLAND

Shares of our common stock and ADSs may be offered in Switzerland only on the basis of a non-public offering. This offering memorandum does not constitute an issuance prospectus according to article 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss Exchange. Our common shares and the ADSs may not be offered or distributed on a professional basis in or from Switzerland and neither this offering memorandum nor any other offering material relating to shares of our common stock or ADSs may be publicly issued in connection with any such offer or distribution. The common shares and the ADSs have not been and will not be approved by any Swiss regulatory authority. In particular, the shares and the ADSs are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Taxation

CHILE

The following discussion is based on certain Chilean income tax laws presently in force, and summarizes the material Chilean income tax consequences of an investment in our common shares or the ADSs by an individual who is not domiciled or resident in Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile, which we refer to as a Foreign Holder. This discussion is based upon Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings. For purposes of Chilean law, an individual holder is a resident of Chile if he or she has resided in Chile for more than six consecutive months in one calendar year or for a total of more than six months, whether consecutive or not, in two consecutive tax years. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile). The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation. **Prospective purchasers should consult their own tax advisors about the Chilean tax consequences of the purchase, ownership and disposition of the ADSs or the common shares.**

Under Chilean law, tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be established or amended by another law. In addition, the Chilean tax authorities enact rulings and regulations of both general and specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who rely in good faith on such rulings, regulations and interpretations, but Chilean tax authorities may change such rulings, regulations and interpretations. There is no income tax treaty in force between Chile and the United States.

Cash dividends and other distributions

Cash dividends paid by our company with respect to the ADSs or common shares held by a Foreign Holder will be subject to a 35.0% Chilean withholding tax, which is withheld and paid to the Chilean tax authorities by us (the "Withholding Tax"). A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by us, or our Chilean subsidiaries, on the income to be distributed (the "First-Category Tax"). However, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. If we distribute less than all of our distributable taxable income, the credit for First-Category Tax is used proportionately. In addition, distribution of book income in excess of retained taxable income is subject to the Chilean Withholding Tax, but such distribution is not eligible for the credit. Presently, the First-Category Tax rate is 17.0%. Whether the First-Category Tax is imposed or not, the effective overall combined rate of Chilean taxes imposed with respect to our distributed profits would be 35.0%. Nevertheless, in the case that the retained taxable profits or exempted profits as of December 31 of the year preceding a dividend are not sufficient to attribute to such dividend, we will make a withholding of 35.0% of the amount that exceeds those retained taxable or exempted profits. In case such withholding is determined to be excessive at the end of the year, Foreign Holders will have rights to file for the reimbursement of the excess withholding.

Under Chilean income tax law, dividends generally are assumed to have been paid out of our oldest retained taxable or exempt profits for the purpose of determining the level of First-Category Tax that we have paid. For information as to our retained earnings for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 6 to the audited consolidated financial statements.

The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35.0%, an effective First-Category Tax rate of 17.0% and a distribution of 30.0% of our consolidated net income distributable after payment of the First-Category Tax.

IAM taxable income	100
First-Category Tax (17.0% of Ch$100)	-17.0
Net distributable income	83.0
Dividend distributed (30.0% of net distributable income)	24.9
Withholding tax (35.0% over Ch$30, sum composed by (i) a dividend of Ch$24.9 plus (ii) a credit of Ch$5.1, which is 30.0% of the First-Category Tax paid)	-10.5
Credit for First-Category Tax paid	5.1
Net additional tax withheld	5.4
Net dividend received	19.5

Dividend distributions made in property would be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

Capital reductions

A capital reduction is tax exempt only if we register no taxable income, or book income in excess of taxable income, as of December 31 of the year preceding such capital reduction.

If we do have taxable income and/or book income in excess of taxable income registered as of December 31 of the year preceding the capital reduction, then the distribution will be subject to a taxation regime similar to that applicable to dividend distributions, as discussed above. For these distributions, Chilean income tax law sets forth the following order of imputation:

- First, it will be deemed that the distribution to Foreign Holders corresponds to our retained taxable income and, up to the amount of our retained taxable income, the capital distribution will be subject to a 35.0% Withholding Tax, with the credit for First-Category Tax paid over them.
- Second, the distribution will be imputed against our registered book income in excess of taxable income, also subject to a 35.0% Withholding Tax, but with no credit.
- Finally, once it is reputed that all the income registered as of December 31 of the year preceding the capital reduction has been distributed, then the distribution will be tax exempt, being imputed against exempt income or to capital.

The Withholding Tax, if any, would be withheld and paid to the Chilean tax authorities by us.

Taxable capital gains

Gain from the sale or exchange of ADSs (or ADRs evidencing ADSs) outside of Chile, including those traded on the Santiago Stock Exchange Offshore Market, will not make the Foreign Holder subject to Chilean taxation. The deposit and withdrawal of common shares in exchange for ADSs will not be subject to any Chilean taxes.

Gain recognized on a sale or exchange of common shares (as distinguished from sales or exchanges of ADSs representing such common shares) by a Foreign Holder will be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either:

- the Foreign Holder has held the shares for less than one year since exchanging the ADSs for the common shares;

- the Foreign Holder acquired and disposed of the shares in the ordinary course of its business or as a habitual trader of shares; or
- the Foreign Holder and the purchaser of the shares are "related parties."

For these purposes, a "related party" is an entity in which the Foreign Holder is:

- a partner;
- a shareholder if the entity is a closed stock corporation;
- a shareholder with more than 10.0% of the shares if the entity is an open stock corporation; or
- a person with a direct or indirect economic interest.

When a capital gain obtained by a Foreign Holder is subject to both the First-Category Tax and the Withholding Tax, then, according to a Chilean Internal Revenue Service ruling (*Oficio No. 1481/04*), a 20.0% withholding should be imposed on the total remitted in payment for the shares to the Foreign Holder, without any deductions, as a provisional payment of the total tax due (which is to be determined on April of the year following that in which the sale was executed). Amounts withheld in excess of the First-Category Tax and the Withholding Tax give the Foreign Holder the right to file for reimbursement of the excess withholding.

Save for exempt capital gains discussed below, in all other cases, gain on the disposition of shares will be subject to a flat First-Category Tax rate (currently, 17.0%) and no Withholding Tax will apply. A withholding equal to the applicable rate of the First-Category Tax will be imposed on the taxable capital gain. However, if it is impossible to determine the taxable capital gain, a 5.0% withholding will be imposed on the total amount to be remitted abroad, without any deductions, as a provisional payment of the total tax due. Amounts withheld in excess of the First-Category Tax give the Foreign Holder the right to file for reimbursement of the excess withholding.

The tax basis of our common shares received in exchange for ADSs generally will be the acquisition value of those shares on the date of the exchange, adjusted according to the Chilean Consumer Price Index (domestic inflation) variation between the month preceding the exchange and the month preceding the sale. The valuation procedure set forth in the deposit agreement, which values common shares that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into common shares and the immediate sale of those common shares for no more than the value established under the deposit agreement will not generate a gain subject to Chilean taxation.

Notwithstanding the foregoing, in accordance with a Chilean Internal Revenue Service ruling (*Oficio No. 3708/99*), if a Foreign Holder sells the common shares received in exchange for ADSs on a Chilean Stock Exchange, within two business days prior to the date on which the share transfer with respect to the exchange for ADSs is registered in Santiago's registry, the acquisition value is permitted to be the price at which the shares were sold by the Foreign Holder, as evidenced by the invoice issued by the stockbroker with respect to the sale, provided the appropriate language is included in the valuation procedure set forth in the deposit agreement. Consequently, such a sale would not generate a gain subject to taxation in Chile.

The distribution and exercise of preemptive rights relating to our common shares will not be subject to Chilean taxation. Any gain on the sale or assignment of preemptive rights relating to the common shares will be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter).

Exempt capital gains

To the extent that our shares are actively traded on a Chilean stock exchange, as defined by the SVS, foreign institutional investors who acquire our shares may benefit from a tax exemption included in an amendment to the Chilean Income Tax Law (Law No. 19,738), published on June 19, 2001. The amendment established an exemption for the payment of income tax (i.e., First-Category Tax and Withholding Tax) by foreign institutional investors, such as mutual funds, pension funds and others, that obtain capital gains in the sales through a Chilean stock exchange, a tender offer or any other system authorized by the SVS of shares of publicly traded corporations that are actively traded on stock exchanges.

A foreign institutional investor is an entity that is either:

- a fund that makes public offers of its shares in a country whose public debt has been rated investment grade by an international risk classification agency qualified by the SVS;
- a fund that is registered with a regulatory entity of a country whose public debt has been rated investment grade by an international risk classification agency qualified by the SVS, provided that the investments in Chile, including securities issued abroad that represent Chilean securities, held by the fund represent less than 30.0% of its share value;
- a fund that holds investments in Chile that represent less than 30.0% of its share value, including securities issued abroad that represent Chilean securities, provided that it proves that no more than 10.0% of its share value is directly or indirectly owned by Chilean residents;
- a pension fund that is exclusively formed by individuals that receive their pensions on account of capital accumulated in the fund;
- a fund regulated by Chilean Foreign Capital Investment Funds Law (Law No. 18,657), in which case all holders of its shares must reside abroad or be qualified as local institutional investors; or
- another kind of institutional foreign investor that complies with the characteristics defined by a regulation with the prior report of the SVS and the Chilean Internal Revenue Service.

In order to be entitled to the exemption, foreign institutional investors, during the time in which they operate in Chile, must:

- be organized abroad and not be domiciled in Chile;
- not participate, directly or indirectly, in the control of the issuers of the securities in which they invest and not hold, directly or indirectly, 10.0% or more of such companies' capital or profits;
- execute an agreement in writing with a Chilean bank or securities broker in which the intermediary is responsible for the execution of purchase and sale orders and for verification, at the time of the applicable remittance, that such remittance relates to capital gains that are exempt from income tax in Chile or, if they are subject to income tax, that the applicable withholdings have been made; and
- register in a special registry with the Chilean Internal Revenue Service.

Pursuant to the enacted amendment to the Chilean Income Tax Law (Law No. 19,768, published on November 7, 2001, as amended by Law No. 19,801, published on April 25, 2002), the sale and disposition of shares of Chilean public corporations which are actively traded on a Chilean stock exchange is not subject to any Chilean tax on capital gains if the sale or disposition is made:

- on a local stock exchange or any other stock exchange authorized by the SVS or in a tender offer process according to Title XXV of the Chilean Securities Market Law, so long as the shares (a) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the

Chilean Securities Market Law, (b) are newly issued shares issued in a capital increase of a corporation, or (c) were acquired as a result of the exchange of convertible bonds (in which case it will be deemed that the price of the shares would be the price set for the exercise of the option). In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or

- within 90 days after the shares would have ceased to be actively traded on the stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share during the last 90 days in which the shares were actively traded on the stock exchange. Any gains above the average price will be taxable capital gains.

To the extent shares are acquired and disposed of in the ways described above, the tax exemption will apply irrespective of whether the shares were held for less than one year or if they were acquired and disposed of in the ordinary course of the Foreign Holder's business or as a habitual trade.

The Chilean Internal Revenue Service has not enacted any rule or issued any ruling about the applicability of the norms explained above to the Foreign Holders of ADSs.

Other Chilean taxes

There are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by gift of the shares by a Foreign Holder. There are no Chilean stamp, issue, registration or similar taxes or duties payable by holders of ADSs or common shares.

Withholding tax certificates

Upon request, we will provide to Foreign Holders appropriate documentation evidencing the payment of Chilean withholding taxes.

UNITED STATES

To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this offering memorandum was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any prospective investor, for the purpose of avoiding tax-related penalties under federal, state or local tax law. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

The following summary describes certain United States federal income tax consequences of the ownership of our common shares and the ADSs as of the date hereof. Except where noted, this discussion deals only with United States Holders (as defined below) that hold our common shares or the ADSs as capital assets for United States federal income tax purposes (generally, property held for investment). This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

- a dealer in securities or currencies;
- a financial institution;
- a regulated investment company;
- a real estate investment trust;
- an insurance company;

- a tax-exempt organization;
- a person holding our common shares or the ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
- a trader in securities that has elected the mark-to-market method of accounting for your securities;
- a person liable for alternative minimum tax;
- a person who owns 10.0% or more of our voting stock;
- a partnership or other pass-through entity for United States federal income tax purposes; or
- a person whose "functional currency" is not the U.S. dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, on representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. If you are considering the purchase, ownership or disposition of our common shares or the ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, "United States Holder" means a holder of our common shares or the ADSs that is for United States federal income tax purposes:

- an individual citizen or resident of the United States;
- a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
- an estate the income of which is subject to United States federal income taxation regardless of its source; or
- a trust which either (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our common shares or the ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or the ADSs you should consult your tax advisors.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Accordingly, the analysis of the creditability of Chilean taxes as described below could be affected by actions taken by parties to whom the ADSs are released.

ADSs

In general, for United States federal income tax purposes, U.S. Holders of the ADSs will be treated as the owners of the underlying common shares that are represented by such ADSs. Accordingly, deposits or withdrawals of common shares by U.S. Holders for the ADS will not be subject to United States federal income tax.

Taxation of dividends

Distributions on our common shares and the ADSs (including amounts withheld to reflect Chilean withholding taxes, as described above under "Taxation—Chile") will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of common shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Under current law, dividends received before January 1, 2009 by non-corporate United States investors on shares (or ADSs backed by such shares) of certain foreign corporations may be subject to United States federal income tax at lower rates than other types of ordinary income if certain conditions are met. However, because neither our common shares nor the ADSs are readily tradable on an established securities market in the United States and there is no income tax treaty between Chile and the United States, we currently do not expect that those conditions will be met. Thus, we do not expect that dividends we pay will be entitled to such reduced rates. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.

The amount of any dividend paid in Chilean pesos will equal the U.S. dollar value of the Chilean pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of common shares, or by the depositary, in the case of ADSs, regardless of whether the Chilean pesos are converted into U.S. dollars. If the Chilean pesos received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the Chilean pesos equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Chilean pesos will be treated as United States source ordinary income or loss.

Subject to certain complex conditions and limitations, Chilean withholding taxes (after taking into account the credit for the First-Category Tax) on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. If you do not elect to claim a credit for any foreign taxes paid during a taxable year, you may instead claim a deduction in respect of such foreign taxes. For purposes of calculating the foreign tax credit, dividends paid on our common shares or the ADSs will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:

- have held our common shares or the ADSs for less than a specified minimum period during which you are not protected from risk of loss, or
- are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our common shares or the ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our common shares or the ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of our common shares or the ADSs), and thereafter as capital gain recognized on a sale or exchange (as discussed below under "—Taxation of capital gains"). Such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income, and you would generally not be able to use the foreign tax credit arising *from* any Chilean withholding tax imposed on such distributions unless such credit can

be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not intend to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of our common shares, ADSs or rights to subscribe for our common shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive foreign investment company

We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company (a "PFIC"), and we expect to operate in such a manner so as not to become a PFIC in the future. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to our common shares or the ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Taxation of capital gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange, redemption or other taxable disposition of our common shares or the ADSs in an amount equal to the difference between the amount realized (before the deduction of Chilean tax) for the common shares or the ADSs and your tax basis in the common shares or the ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate shareholders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Chilean tax imposed on the disposition of our common shares (which, unlike a disposition of ADSs, may be taxable in Chile) unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Alternatively, you may take a deduction for the Chilean tax if you do not elect to claim a foreign tax credit for any foreign tax paid during the taxable year.

Information reporting and backup withholding

In general, information reporting will apply to dividends in respect of our common shares or the ADSs and the proceeds from the sale, exchange or redemption of our common shares or the ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide an accurate taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Certain ERISA considerations

Section 406 of the U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, and Section 4975 of the Code prohibit employee benefit plans and certain other retirement plans, accounts and arrangements that are subject to Title I of ERISA or Section 4975 of the Code, or ERISA Plans, from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Because of the nature of our business and the fact that we have no U.S. affiliates or U.S. operations, it is not likely that we would be considered a party in interest or a disqualified person with respect to any ERISA Plans or that our assets would be considered to be plan assets of any such plan. A prohibited transaction within the meaning of ERISA and the Code may result if any common shares are acquired by an ERISA Plan to which an underwriter is a party in interest and such acquisition is not entitled to an applicable exemption, of which there are many. Any ERISA Plan or other entity subject to such provisions of ERISA or the Code proposing to acquire our common shares should consult with its legal counsel.

Legal matters

Prieto y Cía. Abogados, our Chilean counsel and Chilean counsel to the selling shareholders, will pass on the validity of the shares and certain legal matters for us with respect to Chilean law, and Simpson Thacher & Bartlett LLP, our U.S. counsel and U.S. counsel to the selling shareholders, will pass on certain legal matters with respect to U.S. law. Morales, Noguera, Valdivieso & Besa Ltda., Chilean counsel to the underwriters, will pass on certain legal matters for the underwriters with respect to Chilean law, and Shearman & Sterling LLP, U.S. counsel to the underwriters, will pass on certain legal matters for the underwriters with respect to U.S. law.

Independent auditors

The consolidated financial statements of IAM and its subsidiaries as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 included in this offering memorandum have been audited by Deloitte & Touche Sociedad de Auditores y Consultores Limitada, independent auditors, as stated in their report (which report expresses an unqualified opinion and contains an explanatory paragraph regarding the convenience translation of the financial statements into English) appearing therein.

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INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of IAM and subsidiaries as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004

Interim Consolidated Financial Statements (Unaudited) of IAM and subsidiaries as of and for the nine-month periods ended September 30, 2004 and 2005

Deloitte.

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

INDEPENDENT ACCOUNTANTS' REPORT

To the Shareholders of
Inversiones Aguas Metropolitanas S.A.

We have audited the accompanying consolidated balance sheets of Inversiones Aguas Metropolitanas S.A. and subsidiaries as of December 31, 2003 and 2004 and the related statements of income and cash flows for each of the three years in the period ended December 31, 2004. These financial statements (including the related notes) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Inversiones Aguas Metropolitanas S.A. and subsidiaries as of December 31, 2003 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Chile.

The accompanying financial statements have been translated into English for the convenience of readers outside Chile.

Deloitte

July 19, 2005
Santiago, Chile

Una firma miembro de
Deloitte Touche Tohmatsu

CONSOLIDATED BALANCE SHEETS

As at December 31, 2003 and 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos (ThCh$) as of December 31, 2004)

	Notes	At December 31, 2003	At December 31, 2004
		ThCh$	ThCh$
ASSETS			
CURRENT:			
Cash and banks		802,107	125,086
Time deposits		—	36,287,036
Marketable securities		445,581	1,661,338
Trade accounts receivable, net	(4)	34,092,325	30,435,204
Notes receivable, net	(4)	1,338,048	1,337,112
Sundry debtors, net	(4)	1,278,967	847,197
Notes and accounts receivables from related companies	(5)	64,241	20,851,678
Inventories, net		1,537,137	1,588,572
Taxes recoverable		951,859	2,417,464
Prepaid expenses		352,564	309,095
Deferred taxes	(6)	302,213	376,587
Other current assets	(7-8)	7,168,962	1,578,988
Total current assets		48,334,004	97,815,357
FIXED ASSETS:			
Land	(9)	29,563,980	31,986,046
Building and infrastructure	(9)	903,005,731	916,538,725
Machinery and equipment	(9)	98,149,765	104,555,391
Other fixed assets	(9)	16,230,935	17,814,413
Revaluation of fixed assets	(9)	4,704,790	4,697,498
Accumulated depreciation	(9)	(476,576,846)	(500,665,561)
Total fixed assets		575,078,355	574,926,512
OTHER ASSETS:			
Goodwill	(10)	390,565,912	365,979,317
Negative goodwill	(10)	(1,172)	(1,106)
Long-term debtors	(4)	10,765,041	10,249,450
Intangible assets	(11)	39,680,088	40,044,030
Accumulated amortization	(11)	(4,185,773)	(5,179,910)
Other	(12)	13,770,370	11,787,290
Total other assets		450,594,466	422,879,071
TOTAL ASSETS		1,074,006,825	1,095,620,940

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As at December 31, 2003 and 2004
(Restated for general price-level changes and expressed
in thousands of constant Chilean Pesos (ThCh$) as of December 31, 2004)

	Notes	At December 31, 2003 ThCh$	At December 31, 2004 ThCh$
LIABILITIES			
CURRENT:			
Bonds payable—short-term portion	(15)	3,977,386	33,169,547
Short-term portion of borrowings from banks and financial institutions	(13)	699,572	585,952
Accounts payable		12,235,509	15,210,292
Notes payable		282,160	4,802,890
Sundry creditors		1,098,936	1,330,968
Notes and accounts payable to related companies	(5)	20,376,942	9,096,058
Accruals	(16)	17,499,371	14,835,677
Withholdings		6,511,122	5,609,786
Income taxes		559,914	—
Unearned income		1,486,256	958,512
Other current liabilities		8,360	11,976
Total current liabilities		64,735,528	85,611,658
LONG TERM:			
Borrowings from banks and financial institutions	(14)	54,515,285	68,299,795
Bonds payable	(15)	230,961,702	199,504,617
Notes payable	(32)	22,038,099	22,791,252
Sundry creditors		3,107,936	2,030,997
Accruals	(16)	7,928,413	6,267,637
Deferred taxes	(6)	2,966,995	3,020,257
Other long-term liabilities		1,698,111	1,147,380
Total long-term liabilities		323,216,541	303,061,935
Minority interest	(18)	174,894,997	185,051,396
SHAREHOLDERS' EQUITY:			
Paid-in capital	(19)	474,157,984	474,157,984
Price level restatement	(19)	19,151,592	19,151,592
Reserve for future dividends	(19)	8,233,441	17,850,183
Net income for the year	(19)	9,616,742	10,736,192
Total shareholders' equity		511,159,759	521,895,951
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,074,006,825	1,095,620,940

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2002, 2003 and 2004
(Restated for general price-level changes and expressed
in thousands of constant Chilean Pesos (ThCh$) as of December 31, 2004)

	Notes	For the years ended December 31, 2002 ThCh$	2003 ThCh$	2004 ThCh$
OPERATING RESULTS				
Revenues from operations		156,150,269	172,607,626	188,641,487
Cost of operations		(55,713,602)	(60,953,071)	(79,033,399)
OPERATING MARGIN		100,436,667	111,654,555	109,608,088
ADMINISTRATIVE & SELLING EXPENSES		(31,709,654)	(35,003,968)	(26,058,032)
OPERATING INCOME		68,727,013	76,650,587	83,550,056
NON-OPERATING EXPENSES (INCOME)				
Financial income		3,418,843	6,662,013	4,727,602
Equity in income of equity affiliates, net		(4,156)	—	—
Other non-operating income	(20)	4,891,718	5,540,903	6,939,797
Amortization of goodwill	(10)	(24,725,832)	(24,586,600)	(24,586,600)
Financial expenses		(3,746,757)	(8,005,986)	(16,576,431)
Other non-operating expenses	(20)	(917,988)	(775,990)	(637,884)
Price-level restatement	(21)	(2,229,044)	(1,672,781)	998,445
Foreign exchange differences	(22)	(70,337)	2,946	4,739
Non-operating expense, net		(23,383,553)	(22,835,495)	(29,130,332)
INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL		45,343,460	53,815,092	54,419,724
INCOME TAXES	(6)	(11,475,968)	(14,357,840)	(13,183,287)
INCOME BEFORE MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL		33,867,492	39,457,252	41,236,437
MINORITY INTEREST	(18)	(27,330,917)	(29,840,575)	(30,500,310)
AMORTIZATION OF NEGATIVE GOODWILL	(10)	65	65	65
NET INCOME FOR THE YEAR		6,536,640	9,616,742	10,736,192

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2002, 2003 and 2004
(Restated for general price-level changes and expressed
in thousands of constant Chilean Pesos (ThCh$) as of December 31, 2004)

	Notes	For the years ended December 31, 2002 ThCh$	2003 ThCh$	2004 ThCh$
NET CASH FLOW FROM OPERATING ACTIVITIES:				
Collection of trade accounts receivable		183,168,990	203,636,564	234,784,177
Financial income received		1,439,321	2,608,123	645,452
Other income received		1,915,452	2,349,206	5,063,563
Payment to suppliers and personnel		(68,320,672)	(70,120,787)	(93,857,183)
Interest paid		(3,499,013)	(5,834,343)	(12,752,236)
Income tax paid		(11,867,287)	(12,558,801)	(15,209,151)
Other expenses paid		(365,526)	(2,171,418)	(1,337,150)
V.A.T. and similar payments		(12,543,084)	(8,405,564)	(24,126,190)
Total net cash flow from operating activities		89,928,181	109,502,980	93,211,282
NET CASH FLOW FROM INVESTING ACTIVITIES:				
Proceeds from sales of fixed assets		1,619,728	1,424,265	1,903,423
Proceeds from sales of other investments		180,308	—	—
Collection of loan to related companies		—	162,572,824	6,018
Other income from investments		—	12	—
Additions of fixed assets		(96,171,541)	(100,975,932)	(41,251,674)
Payment of capitalized interest		(1,078,827)	(4,269,004)	(421,738)
Permanent investments		(6,828,899)	—	—
Investment in financial instruments		(137,862)	—	—
Other loans to related companies		(16,536,929)	(111,881,451)	(21,259,546)
Other investment disbursements		(6,029,288)	(1,280,201)	(485,229)
Total net cash flow used in investing activities		(124,983,310)	(54,409,487)	(61,508,746)
NET CASH FLOW FROM FINANCING ACTIVITIES:				
Loans obtained		—	56,338,082	15,857,148
Bonds issued		66,616,847	98,778,120	—
Other financing	(24)	4,597,079	12,583,188	17,311,785
Capital reduction		—	(162,501,504)	—
Payment of loans		(442,606)	(2,979,320)	(571,461)
Bond payments		(1,678,642)	(1,739,179)	(1,869,802)
Payment of stock issuance and placement costs		(111,971)	—	—
Payment of bond issuance and placement costs		—	(2,867,754)	—
Payment of dividends		(24,408,689)	—	—
Other financing disbursements	(24)	(10,550)	(104,823,241)	(30,572,640)
Total net cash flow provided by (used in) financing activities		44,561,468	(107,211,608)	155,030
TOTAL NET CASH FLOW FOR THE YEAR		9,506,339	(52,118,115)	31,857,566
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS		(12,100)	262,908	(640,461)
NET CHANGE IN CASH AND CASH EQUIVALENTS		9,494,239	(51,855,207)	31,217,105
OPENING BALANCE OF CASH AND CASH EQUIVALENTS		50,753,686	60,261,139	8,417,574
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	(24)	60,247,925	8,405,932	39,634,679

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2002, 2003 and 2004
(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos (ThCh$) as of December 31, 2004)

	Notes	2002 ThCh$	2003 ThCh$	2004 ThCh$
		For the years ended December 31,		
RECONCILIATION OF NET INCOME FOR THE YEAR WITH OPERATING CASH FLOW:				
Net income for the year	(19)	6,536,640	9,616,742	10,736,192
Gain on sale of fixed assets	(20)	(1,237,761)	(1,202,708)	(812,237)
Charges (credits) to income not representing cash flows:				
Depreciation for the year	(9)	25,397,769	26,835,332	32,287,223
Amortization of intangible assets	(11)	878,813	981,223	1,006,477
Write-offs and provisions		4,458,705	3,734,885	3,238,601
Equity in gain/loss of investment in related companies		4,156	—	—
Amortization—goodwill	(10)	24,725,832	24,586,600	24,586,600
Amortization—negative goodwill	(10)	(65)	(65)	(65)
Net price-level restatement	(21)	2,229,044	1,672,781	(998,445)
Net foreign exchange differences	(22)	70,337	(2,946)	(4,739)
Other credits to income statement not representing cash flow		—	(2,378,068)	(2,951,322)
Other charges to income statement not representing cash flow		740,841	1,800,974	1,681,111
Changes in assets affecting operating cash flow (increase) decrease:				
Trade accounts receivable		(5,544,661)	(9,840,323)	1,330,269
Inventories		(574,137)	1,044,749	1,051,411
Other assets		10,191,108	1,396,863	958,078
Change in liabilities affecting operating cash flow increase (decrease):				
Accounts payable related to operating income (expense)		(15,362,326)	879,541	(6,999,172)
Interest payable		152,745	311,924	1,670,169
Income tax payable		(1,247,987)	518,910	(2,580,288)
Other account payable related to the non-operating income (expense)		1,011,012	1,504,699	(3,098,733)
VAT & similar payables (net)		10,167,199	18,201,292	1,609,842
Minority interest	(18)	27,330,917	29,840,575	30,500,310
NET CASH FLOW FROM OPERATING ACTIVITIES		89,928,181	109,502,980	93,211,282

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

1. REGISTRATION IN THE SECURITIES REGISTER

Inversiones Aguas Metropolitanas Ltda. (the "Company") was established on May 19, 1999 under a deed drawn up before Notary Public Juan Ricardo San Martin and entered into the Business Register under Number 9027 of May 24, 1999.

The object of the Company is to invest in all types of rights and shares and public negotiable paper and, in general, in all types of investment instruments of any type, especially in establishing, constructing and running public services for the production and distribution of drinking water, the disposal and treatment of waste water and the provision of such services through its participation in or association with other companies.

Inversiones Aguas Metropolitanas Limitada is currently arranging its placement as an entity regulated by the Superintendency of Securities and Insurance.

As indicated in Note 30, on July 15, the partners of Inversiones Aguas Metropolitanas Limitada approved the change-over of the Company from a limited liability company to a corporation.

The Company's subsidiaries are: Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A., which are registered under Numbers 0346, 0369, 0389 and 0402, respectively, in the Securities Register of the Superintendency of Securities and Insurance. Consequently, these Companies are subject to the regulatory authority of that Superintendency.

2. ACCOUNTING PRINCIPLES APPLIED

a. Accounting period—These financial statements are presented as of December 31, 2003 and 2004 for the balance sheet and for the years ended December 31, 2002, 2003 and 2004 for the statements of income and the statements of cash flows.

b. Preparation—These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance.

In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail.

c. Presentation—For comparison purposes, the balance sheet at December 31, 2003 and the income statements for the years ended December 31, 2002 and 2003 and their respective notes have been price-level restated by 3.5% and 2.5%, corresponding to the variation in the Consumer Price Index during calendar 2003 and 2004, with a one-month time lag, respectively.

d. Basis of consolidation—The consolidated financial statements comprise the assets, liabilities, results and cash flows of the Company and its subsidiaries. The transactions between the consolidated companies have been eliminated and the participation of the minority investors has been recognized as Minority Interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

The consolidated financial statements as of December 31, 2003 and 2004 and the consolidated statements of income and statements of cash flows as of December 31, 2002 include the following subsidiaries:

Companies included in the Consolidation

Tax I.D. No.	Name	Percentage participation				
		12/31/2002	12/31/2003	12/31/2004		
		Total	Total	Direct	Indirect	Total
61.808.000-5	Aguas Andinas S.A.	51.2020	51.2020	51.2020	0.0000	51.2020
96.974.880-0	Aguas Industriales del Norte S.A.	0.0000	60.0000	60.0000	0.0000	60.0000
80.311.300-9	Aguas Cordillera S.A.	99.9900	99.9900	0.0000	99.9900	99.9900
96.945.210-3	Ecoriles S.A.	100.0000	100.0000	0.0000	100.0000	100.0000
96.828.120-8	Gestión y Servicios S.A.	100.0000	100.0000	0.0000	100.0000	100.0000
96.568.220-1	Aguas Los Dominicos S.A.	99.9497	99.9497	0.0000	99.9497	99.9497
96.967.550-1	Análisis Ambientales S.A.	100.0000	100.0000	0.0000	100.0000	100.0000
96.809.310-K	Comercial Orbi II S.A.	100.0000	100.0000	0.0000	100.0000	100.0000
89.221.000-4	Aguas Manquehue S.A.	100.0000	100.0000	0.0000	100.0000	100.0000
87.538.200-4	Hidráulica Manquehue Limitada	100.0000	100.0000	0.0000	100.0000	100.0000

e. Price-level restatement—The consolidated financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose, and in conformity with current Chilean regulations, non-monetary assets and liabilities, shareholders' equity accounts and income and expense accounts have been restated each year in terms of year-end constant pesos. The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index ("CPI") of the National Association of Statistics, which was 3.0%, 1.0% and 2.5% for the years ended December 31, 2002, 2003 and 2004, respectively. The index is based on the "prior month rule", pursuant to which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or of the transaction.

This index is considered by the business community, the accounting profession and the Chilean government to be the index that most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. For comparative purposes, the consolidated financial statements for the years ended December 31, 2002 and 2003 and the amounts disclosed in the related footnotes have also been restated using the same index in terms of Chilean pesos of December 31, 2004 purchasing power.

The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power, and to include in net income for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

f. Currency translation—Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each year end, at the following rates:

	2002	2003	2004
	Ch$	Ch$	Ch$
US Dollar	718.61	593.80	557.40
Unidad de Fomento	16,744.12	16,920.00	17,317.05
Euro	752.55	744.95	760.13
UTA	352,668.00	356,868.00	363,696.00
UTM	29,389.00	29,739.00	30,308.00

The net adjustment of assets and liabilities denominated in foreign currency and in UF is also detailed in Note 28.

Certain assets and liabilities are denominated in Unidades de Fomento ("UF"). The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on changes in the CPI. The adjustments to the closing value of UF-denominated assets and liabilities are included in the price-level restatement account in the consolidated statement of operations.

See Note 26 for assessments in UTM and UTA.

g. Time deposits—Time deposits are shown at cost plus indexation adjustments, if applicable, plus accrued interest.

h. Marketable securities—Marketable securities reflect the investments in units in mutual funds made by the Company. These are presented at their redemption value as at the closing date of these financial statements.

i. Inventories—Materials are shown at their price-level restated cost which does not exceed their respective replacement costs at each year-end.

There is an allowance for obsolescence for slow-moving items remaining in inventory for more than one year.

j. Estimate of doubtful accounts—The estimate of doubtful accounts depends on the age of the accounts receivable and its history of collectibility, as follows:

A 100% provision is established for customers with debts past-due for over eight months.

For the subsidiary Aguas Andinas S.A. a provision of 20% of the consumer debts changed into repayment plans is established for cases classified as "non-governmentally subsidized clients". For cases classified as "governmentally subsidized clients", a provision of 40% of the agreed upon repayment amount plus interest, if applicable, is established. In the case of the subsidiaries, a provision of 20% of the agreed-upon repayment amount plus interest, if applicable, is established.

A provision is established for 100% of past-due notes receivable.

k. Fixed assets—For the subsidiary Aguas Andinas S.A. the fixed assets transferred by the predecessor entity are shown at their appraisal values determined by independent consultants in accordance with a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

technical study made in 1977 and restated for inflation. Acquisitions after 1977 are shown at their restated cost.

The subsidiary Aguas Cordillera S.A. shows its specific accounts at cost, plus the incremental value of a technical appraisal, made in 1977, both price-level restated.

The other subsidiaries record their fixed assets at their restated cost.

The fixed assets include the principal renovations and improvements but not maintenance costs or minor repair expenses that are charged to income in the year in which they are incurred.

Work in progress includes financing costs incurred until the assets are in a condition to be used, in accordance with Technical Bulletin No.31 of the Chilean Institute of Accountants.

Furthermore, direct remuneration, consultancy costs and other inherent and identifiable expenses are included in the costs of some works.

l. Depreciation of fixed assets—Depreciation is calculated using the straight-line method on the restated book values and over the remaining useful lives of the respective assets.

m. Leased assets—Leasing contracts classified as capital leases are recorded in accordance with Technical Bulletin No.22 of the Chilean Institute of Accountants.

Leased assets are valued and depreciated according to the same norms indicated for the remainder of the fixed assets.

The assets acquired this way are not legally owned by the Company until it has exercised its purchase option. Furthermore, the Company may not freely dispose of them.

n. Intangible assets—Water rights, rights of way and other rights are shown at their restated cost of acquisition, net of amortization, in accordance with Technical Bulletin No.55 of the Chilean Institute of Accountants.

Intangible assets are being amortized over a period of 40 years from the date of acquisition or as from 1998 when the literature pertaining to intangible assets was effective, as it is believed that they will provide benefits during those periods.

The Company retains rights to water use/supply or drinking water consumption which have been given to the Company by various governmental entities or municipalities which are valued on its books at zero. Additionally, those water use rights which have been acquired are amortized over a 40 year period using the straight-line method, or, for those which are acquired under lease, are amortized over the contractual term of the lease.

o. Goodwill—Goodwill represents the excess paid over the proportional equity book value on the purchase of shares in Aguas Andinas S.A., Aguas Cordillera S.A. and Comercial Orbi II S.A. Negative goodwill represents the deficit between the price paid and the proportional equity book value on the purchase of shares in Hidraúlica Manquehue Ltda. Negative goodwill and goodwill are amortized over a period of 20 years from the date of acquisition because it is estimated that the related investment will be recovered during this period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

p. Operations under resale agreements—The securities under resale agreements are valued as fixed rate investments and are shown in Other Current Assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

q. Bonds payable—This is the obligation for the placement of bonds issued by the Company and certain of its subsidiaries in the domestic market, shown at their nominal value plus indexation adjustments and interest accrued at the year-end. The discount incurred on the placement of the bonds is deferred over the bond term, in accordance with Circular 1,370 of the Superintendence of Securities and Insurance.

The costs of placing bonds on the domestic market incurred by the subsidiary, Aguas Cordillera S.A., in the years 1991, 1992, 1993, 1994 and 1995, were charged to results in the respective periods.

r. Income tax and deferred taxes—The Company and its subsidiaries have provided for income tax on the basis of net taxable income determined in accordance with the conditions established in the Income Tax Law. According to Technical Bulletin No. 60 and other instructions from the Chilean Institute of Accountants and in Circular 1,466 of the Superintendency of Securities and Insurance, the Company and its subsidiaries record the effects of deferred taxes resulting from timing differences, tax benefits related to tax loss carryforwards and other events that create differences between the book and tax treatment. The subsidiary Aguas Andinas S.A. early adopted the Technical Bulletin and recorded such effects in the year ended on December 31, 1999.

The Company and the other subsidiaries recorded these effects starting in 2000, recording deferred taxes arising on the accumulated timing differences in asset and liability accounts with credits and charges, respectively, to complementary accounts which are amortized, affecting income tax for the period, over the estimated reversal period.

To the extent necessary, deferred tax assets are further reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

s. Derivative contracts—The Company has signed forward exchange contracts. These have been defined as hedges against a variation in the rate of exchange and have been recorded in accordance with Technical Bulletin No. 57 of the Chilean Institute of Accountants.

t. Severance indemnities—In the subsidiary Aguas Andinas S.A., a provision was established for severance indemnities under the shut-down method up until August, 2002 for each of the existing union contracts. This provision shall remain fixed as at that date and will only be restated quarterly, in accordance with the variation in the CPI due to the fact that as from August 2002, the new union contracts came into effect which establish that the severance indemnities will be those indicated in the Labor Code (for involuntarily terminated employees).

In the subsidiaries Aguas Cordillera S.A. and Aguas Los Dominicos S.A. provisions were established for severance indemnities under the shut-down method up until December 2002 and January 2003 for each of the existing union contracts. These provisions shall remain fixed as at those dates and will only be restated for inflation on a quarterly basis in accordance with the variation in the Consumer Price Index. This is due to the fact that, as from those dates, the new collective contracts came into effect and these establish that the severance indemnities will be those indicated in the Labor Code (for involuntarily terminated employees).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Additionally, the new union agreements signed by the employees of Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Dominicos S.A., establish that the employees, who are expected to retire from the companies upon reaching the legal retirement age will continue to accrue the benefit of a severance indemnity beyond the dates stated in the previous paragraphs.

The Company's liability for the estimated additional indemnity for the above is provided for at present value, calculated based on expected years of service and discounted at 4.8% per annum.

In addition, in the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A., there are individual employment contracts containing senerance indemnity clauses that are recorded under the shut-down method in accordance with the provisions of these contracts.

Advances paid to personnel against these funds in Aguas Andinas S.A. and Aguas Cordillera S.A. are shown as long-term debtors. They will be offset against the final settlement after an indexation adjustment, as stipulated in the agreements mentioned.

u. Sales—The income from sales of the water treatment subsidiaries are recorded on the basis of the consumption read and billed to each customer, in accordance with the tariff fixed by the Superintendency of Sanitation Services ("SISS") for the upcoming five years.

Consumption read and not invoiced is also recorded, valued at the average tariff of each invoicing group.

v. Computer software—The computer software was acquired as computer packages and is shown in Other Fixed Assets, in accordance with Circular 981 of the Superintendency of Securities and Insurance.

w. Research and development expenses—Expenses incurred in research and development which do not result in viable projects, are charged directly to income for the year. Otherwise, they form part of the costs of the corresponding project and are capitalized.

x. Statement of cash flows—The Company considers as cash and cash equivalents the following: its balances in cash, in unrestricted bank checking accounts, time deposits, marketable securities and repurchase/sale agreements whose redemption will take place within 90 days from the date the investment was made and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include the Company's and its subsidiaries' business revenues and expenses and all other income and expenses that are treated as non-operating in the Statement of Income.

y. Impairment of long-lived assets—The Company reviews its long-lived assets for impairment whenever the operating revenues of the Company or of any one of its subsidiaries will not be sufficient, on a permanent basis, to cover all the cost including the depreciation of fixed assets. If this happens and the net book value of the fixed assets is higher than their realizable value, a break even analysis is then performed to determine the impairment loss that is required.

z. Translated—These financial statements have been translated into English for the convenience of the readers.

3. ACCOUNTING CHANGES

The accounting principles and criteria described in Note 2 were applied consistently during 2002, 2003 and 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

4. SHORT AND LONG-TERM ACCOUNTS RECEIVABLE

Trade accounts receivable relate to the subsidiaries' billing for consumption of drinking water, sewage services, sewage treatment and other associated services, with balances classified as short and long-term.

The balance of trade accounts receivable includes a provision for revenue accrued as at December 31, 2003 and 2004 of ThCh$11,589,436 and ThCh$12,033,762, respectively, on unbilled cubic meter readings at the end of each year.

The balance of accounts receivable as at December 31, 2004 is broken down as follows:

a) For Aguas Andinas S.A.: Residential 78.93%, Commercial 17.64% and Industrial and Others 3.43%, while at December 2003 the breakdown was: Residential 78.54%, Commercial 17.83% and Industrial and Others 3.63%.

b) For Aguas Cordillera S.A.: Residential 82.30%, Commercial 17.44% and Industrial and Others 0.26%, while at December 2003 the breakdown was: Residential 82.66%, Commercial 16.98% and Industrial and Others 0.36%.

c) For Aguas Los Dominicos S.A.: Residential 89.27%, Commercial 10.69% and Industrial and Others 0.04%, while at December 2003 the breakdown was: Residential 90.02%, Commercial 9.94% and Industrial and Others 0.04%.

d) For Aguas Manquehue S.A.: Residential 69.92%, Commercial 29.95% and Industrial and Others 0.13%, while at December 2003 the breakdown was: Residential 66.69%, Commercial 31.98% and Industrial and Others 1.33%.

The subsidiaries have established provisions for doubtful accounts as follows:

a) Provisions for bad debts have been set up by the subsidiaries as explained in Note 2 j. Of the amounts provided for as of December 31, 2002, 2003 and 2004, ThCh$3.585.749, ThCh$2,176,987 and ThCh$790,951, respectively, had been charged to expense to create the allowances for the corresponding period. Of these provisions as at December 31, 2003 and 2004, amounts of ThCh$1,199,199 and ThCh$7,209, respectively, have been written off.

b) Provisions on repayment agreements relate to agreements on the repayment of debts signed with customers by which they may have a right to a commercial discount in the event that they comply with what they have contracted. The allowance is ThCh$1,816,000 and the charge to the income statement as at December 31, 2004 was ThCh$2,085,930. In the years 2002 and 2003, no provisions were recorded for these agreements.

The principal component of long-term debtors is advances against indemnities, as indicated in Note 2 t.

Notes receivable is comprised mainly of promissory notes signed by our clients as a result of agreements with property developers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

The balance of short-term sundry debtors corresponds principally to a reserve for funds to pay off bonds upon maturity.

	Current								
	Up to 90 days		90 days to 1 year		Subtotal	Total current (net)		Long-term	
Account	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$
Trade accounts receivable........	43,137,288	39,523,751	1,672,463	1,973,358	41,497,109	34,092,325	30,435,204	1,043,326	1,829,934
Estimate of doubtful accounts	—	—	—	—	11,061,905	—	—	—	—
Notes receivable........	869,427	884,216	564,632	580,757	1,464,973	1,338,048	1,337,112	202,564	183,069
Estimate of doubtful accounts	—	—	—	—	127,861	—	—	—	—
Sundry debtors...	1,291,850	398,899	21,608	501,109	900,008	1,278,967	847,197	9,519,151	8,236,447
Estimate of doubtful accounts	—	—	—	—	52,811	—	—	—	—
Total long-term debtors								10,765,041	10,249,450

5. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Transactions with indirectly related companies

Notes and accounts receivable

The account receivable from Constructora ACSA Ltda. relates to the sale of materials with a term of 30 days with no interest.

There is also an account receivable from Aguas Décima S.A. for laboratory services and sales of materials with a term of 30 days with no interest.

The receivables from Aguas Argentinas, Ondeo Puerto Rico and Aguas de Saltillo relate to the reimbursement of expenses.

The account receivable from Degrémont Agencia en Chile S.A corresponds to contracts for laboratory services with a term of 30 days with no interest.

The transactions with Brisaguas S.A. correspond to the sale of materials with a payment term of 70 days with no interest.

The account receivable from Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A. correspond to trade current accounts that are not readjustable or subject to interest rate.

Notes and accounts payable

The contract for the construction of the La Farfana sewage treatment plant and its operation until July 2005 was awarded under a public tender to Degrémont S.A. Agency in Chile. This is a turnkey construction contract with a performance guarantee and the payments under this contract are expressed in UF. The construction was concluded in September 2003 and as from October of the same year, the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Company is charged for operating the plant. There is another contract for the construction and improvements of the Los Trapenses Sewage Treatment Plant.

The accounts payable with Aguas de Levante S.A. relate to the purchase of materials at a term of 30 days, interest free.

The accounts payable with Acsa Agbar Construcción S.A. relate to a contract for the renewal and installation of sewage piping and to a contract for the construction of certain projects.

The accounts payable with Clavegueram de Barcelona S.A. correspond to the reimbursement of expenses.

The accounts payable with Constructora Acsa Ltda. correspond to the sale of materials at a payment term of 60 days with no interest.

The accounts payable with Brisaguas S.A. correspond to reimbursements received on behalf of third parties in accordance with the contract.

The accounts payable with Suez Lyonnaise des Eaux and Sociedad General de Aguas de Barcelona S.A. correspond to a contract in Euros to provide technological services as of the year 2001.

Notes and accounts receivable

		Short term	
		2003	2004
Tax I.D. No.	Company	ThCh$	ThCh$
77.329.730-4	Inversiones Aguas del Gran Santiago S.A.	—	10,403,262
96.885.200-0	Ondeo Services Chile S.A.	—	10,403,262
77.030.800-3	Constructora Acsa Ltda.	27,853	637
1-9	Aguas Argentinas S.A.	15,499	14,075
96.703.230-1	Aguas Decimas S.A.	8,807	3,443
1-9	Aguas de Saltillo	6,029	5,883
59.066.560-6	Degrémont Agencia en Chile S.A.	3,076	20,156
96.864.190-5	Brisaguas S.A.	—	960
1-9	Ondeo Puerto Rico	2,977	—
	Total	64,241	20,851,678

Notes and accounts payable

		Short term	
		2003	2004
Tax I.D. No.	Company	ThCh$	ThCh$
1-9	Sociedad General Aguas de Barcelona S.A.	628,100	178,728
1-9	Suez Lyonnaise Des Eaux	269,186	714,911
59.066.560-6	Degrémont Agencia en Chile S.A.	18,963,834	7,961,645
59.094.680-K	Aguas de Levante S.A.	354,545	159,306
59.096.940-0	Acsa Agbar Construcción S.A.	161,277	65,100
77.030.800-3	Constructora Acsa Ltda.	—	1,351
96.864.190-5	Brisaguas S.A.	—	11,198
1-9	Clavegueram de Barcelona S.A.	—	3,819
	Total	20,376,942	9,096,058

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Balances and transactions with related companies

Transactions

Company	Tax I.D. No.	Relationship	Description of transaction	12-31-2002 Amount	12-31-2002 Effect on results (charge)/ credit	12-31-2003 Amount	12-31-2003 Effect on results (charge)/ credit	12-31-2004 Amount	12-31-2004 Effect on results (charge)/ credit
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Suez Lyonnaise Des Eaux	0000001-9	Indirect	Consultancy	1,468,300	(1,504,314)	3,416,390	(3,416,390)	3,008,732	(3,008,732)
Sociedad General Aguas de Barcelona S.A.	0000001-9	Indirect	Consultancy	2,400,511	(2,312,775)	734,087	(734,087)	1,289,457	(1,289,457)
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Parent	Loan granted	17,486,325	—	39,503,099	—	10,403,262	—
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Parent	Capital reduction of IAM	—	—	81,250,752	—	—	—
Ondeo Services Chile S.A.	96.885.200-0	Parent	Loan granted	17,486,325	—	39,503,099	—	10,403,262	—
		Parent	Capital reduction of IAM	—	—	81,250,752	—	—	—
Degrémont S.A. Agencia en Chile	59.066.560-6	Related Co.	Construction of treatment plant	85,614,592	—	75,105,264	—	8,349,036	—
Aguas de Levante S.A.	59.094.680-K	Related Co.	Purchase of material	124,314	—	1,212,415	(1,033,492)	1,022,712	(702,702)
Acsa Agbar Construcción S.A.	59.096.940-0	Related Co.	Contract renewal of piping	—	—	1,199,023	(5,725)	1,396,942	—
		Related Co.	Construction of work	—	—	621,922	—	994	—
Constructora Acsa Ltda	77.030.800-3	Related Co.	Sale of materials	—	—	89,715	89,715	71,308	71,308
Degrémont S.A. Agencia en Chile	59.066.560-6	Related Co.	Operation of plant	—	—	3,881,917	(3,881,917)	6,301,674	(6,301,674)

6. DEFERRED TAXES AND INCOME TAX

a. Income tax

The Company has not established a provision for income tax as of December 31, 2002, 2003 and 2004 as it had and utilized accumulated tax loss carryforwards, which amounted to ThCh$793,789, ThCh$503,155 and ThCh$81,984, respectively, as of December 31, 2002, 2003 and 2004.

Furthermore, during the 2004 period, the Company received dividends from Aguas Andinas S.A. for an amount of ThCh$20,799,952 (ThCh$25,228,872 and ThCh$29,294,286 in 2002 and 2003, respectively). Applying the tax loss carryforwards against these distributions, the Company is able to recover the first category tax related to the dividends, generating a provisional monthly payment for absorbed profits of ThCh$13,996 (ThCh$119,068 and ThCh$88,910 in 2002 and 2003, respectively).

In addition, as of December 31, 2002, 2003 and 2004, we have recorded taxes recoverable for ThCh$44,849, ThCh$9,580 and ThCh$72,931, respectively, due to surplus provisional monthly payment for the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

As of December 31, 2002, 2003 and 2004, the detail of the unremitted earnings of subsidiaries is as follows:

	2002	2003	2004
	THC$	THC$	THC$
a. Taxable income	66,940,751	79,858,595	76,431,203
b. Unremitted earnings	38,128,436	49,709,346	94,508,742
c. 15% credit for shareholders	646,945	630,906	487,706
16% credit for shareholders	5,513,875	341,683	342,365
16.5% credit for shareholders	—	6,341,370	3,641,938
17% credit for shareholders	—	—	11,952,639
d. Tax loss*	52,498	506,918	85,460

* *The tax loss corresponds to the subsidiaries Hidráulica Manquehue Ltda. and Comercial ORBI II S.A.*

b. Deferred taxes

The timing differences and the deferred taxes as of December 31, 2003 and 2004 are detailed as follows:

	2003				2004			
	Deferred taxes assets		Deferred taxes liabilities		Deferred taxes assets		Deferred taxes liabilities	
Account	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Provision doubtful accounts	69,202	1,829,295	—	—	90,776	1,907,097	—	—
Unearned income	80,902	172,455	—	—	157,226	121,694	—	—
Provision for vacations	132,748	92,002	—	—	149,070	98,963	—	—
Leased assets	—	—	48,880	—	—	—	81,115	—
Depreciation of fixed assets	—	—	—	3,527,769	—	—	—	4,107,552
Severance indemnities	43,567	—	—	—	38,081	—	—	—
Other events	8,021	—	—	—	—	100,392	—	—
Accruals on participations	—	—	22	—	1,655	—	21	—
Obsolete materials	37,276	118,400	—	—	—	—	—	—
Costs of investments in related companies	—	—	12,194	296,980	—	—	12,921	274,526
Software	—	—	—	82,124	—	—	—	149,996
Bond placement discount	—	—	—	1,991,218	—	—	—	1,662,603
Tax losses	—	640	—	—	—	591	—	—
Litigation	3,905	168,373	—	—	4,586	158,682	—	—
Obsolescence fixed assets	—	54,508	—	—	—	9,977	—	—
Deferred expenses	—	—	15,403	95,403	—	—	10,134	85,294
Water rights	—	35,916	—	—	—	35,916	—	—
Reimbursable financial contributions	3,091	—	—	—	3,016	—	—	—
Accruals on real estate	—	—	—	—	36,368	—	—	—
Provision on repayment agreements	—	—	—	—	—	308,720	—	—
Others								
Complementary accounts—net of amortization	—	—	—	(555,550)	—	—		(518,273)
Valuation allowance	—	(640)	—	—	—	(591)	—	—
Total	378,712	2,470,949	76,499	5,437,944	480,778	2,741,441	104,191	5,761,698

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

c. Income tax

The detail of (expense) tax that affects the results of the years ended as of December 31, 2002, 2003 and 2004 is listed below:

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Current tax charge (tax provision)	(10,665,214)	(13,176,668)	(12,993,304)
Adjustment for prior year	(20,953)	(78,931)	(195,135)
Effect of deferred tax expense	(506,803)	(1,121,959)	58,340
Effect of amortization of complementary accounts	(257,488)	(37,277)	(37,277)
Tax benefits for tax loss carryforwards	6,922	—	—
Effect of change in the valuation allowance	146	499	49
Other charges or credits to the account	(32,578)	56,496	(15,960)
Total	(11,475,968)	(14,357,840)	(13,183,287)

7. OTHER CURRENT ASSETS

The details of other current assets for each period are as follows:

	2003	2004
	ThCh$	ThCh$
Instruments issued by the Central Bank of Chile	7,158,244	1,561,219
Other receivables	7,344	7,787
Guarantees for paving rights	2,219	—
Other	1,155	9,982
Total other current assets	7,168,962	1,578,988

8. INFORMATION ON OPERATIONS INVOLVING COMMITMENTS TO PURCHASE, COMMITMENTS TO SELL, SALES WITH REPURCHASE AGREEMENTS AND PURCHASES WITH RESALE AGREEMENTS OF INSTRUMENTS OR MARKETABLE SECURITIES

Details of the agreements in Chilean Pesos signed at December 31, 2004 and which correspond to fixed rate instruments with a resale agreement are as follows:

Purchases with resale agreements (PRA)

Code	Dates from	Dates to	Counterpart	Currency	Value at subscription date	Rate	Final value	Type of instrument	Market value
PRA	12-16-2004	01-20-2005	Banco de Crédito e Inversiones	Chilean Pesos	600,000	3.00% p.y.	601,750	PRBC	600,750
PRA	12-30-2004	01-11-2005	Banco de Chile	Chilean Pesos	400,000	3.36% p.y.	400,448	PRBC	400,037
PRA	12-13-2004	01-03-2005	Banco Santander Santiago	Chilean Pesos	192,094	2.40% p.y.	193,093	PRBC	192,325
PRA	12-29-2004	01-05-2005	Banco Santander Santiago	Chilean Pesos	140,000	2.28% p.y.	141,091	PRBC	140,018
PRA	12-15-2004	01-03-2005	Banco Santander Santiago	Chilean Pesos	60,000	2.52% p.y.	60,319	PRBC	60,067
PRA	12-29-2004	01-05-2005	Banco de Chile	Chilean Pesos	168,000	2.40% p.y.	169,378	PRBC	168,022

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

9. FIXED ASSETS

These consist of the following:

	2003 ThCh$	2004 ThCh$
Land	29,563,980	31,986,046
Land	29,563,980	31,986,046
Buildings and infrastructure	468,255,561	467,546,839
Gross value	903,005,731	916,538,725
Accumulated depreciation	(434,750,170)	(448,991,886)
Machinery and equipment	69,705,075	68,163,865
Gross value	98,149,765	104,555,391
Accumulated depreciation	(28,444,690)	(36,391,526)
Other fixed assets	3,351,445	3,059,073
Gross value	16,230,935	17,814,413
Accumulated depreciation	(12,879,490)	(14,755,340)
Technical revaluation	4,202,294	4,170,689
Technical revaluation of land	5,224,036	5,216,229
Technical revaluation of distribution network	1,464,518	1,463,070
Accumulated depreciation	(1,386,664)	(1,458,743)
Technical revaluation of sewage collectors	(352,401)	(352,053)
Accumulated depreciation	211,937	225,063
Technical revaluation of civil works	(1,206,832)	(1,205,638)
Accumulated depreciation	335,875	356,662
Technical revaluation of machinery and equipment	(424,531)	(424,110)
Accumulated depreciation	336,356	350,209
Total net fixed assets	575,078,355	574,926,512

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Depreciation for the year

As at December 31, 2002, 2003 and 2004, the charge to the income statement for depreciation is as follows:

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Charged to:			
Cost of sales	22,676,860	24,125,715	29,590,280
Administrative and selling expenses	2,720,909	2,709,617	2,696,943
Total	25,397,769	26,835,332	32,287,223

The subsidiary Aguas Andinas S.A. has 75 plots of land recorded on its books. These were transferred free of charge by the Chilean State and are booked at Ch$ 1 each. There are also fixed assets with an expired accounting useful life. For this reason, they continue to be assigned Ch$1 each, even though they are still in use. Furthermore, there are amounts which are contributions from third parties and these are governed under Decree Law No. 70 of 1988 of the Ministry of Public Works and by the provisions of Article No. 36 of D.S. MINECON Regulation No. 453 of 1989. These are explained in Note 33.

In 1989 and in accordance with Transitory Article No. 3 of Decree Law No. 382 of 1988, the General Law on Sanitation Services, the subsidiary Aguas Cordillera S.A. removed from its accounts all assets financed by third parties and all Chilean State assets. As a result of the application of this regulation, the Company maintains physical control over those assets, however the calculations of price-level restatement and depreciation of these assets do not affect its financial statements in any way.

Financing costs capitalized during construction periods amounted to ThCh$1,078,827; ThCh$4,269,004 and ThCh$421,738 during the years 2002, 2003 and 2004, respectively.

10. GOODWILL

As at December 31, 2002, 2003 and 2004, the balances of goodwill, representing the difference between the acquisition value and the equity value of the acquired company, are as follows:

Goodwill

		2002	2003		2004	
Tax I.D. No.	Company	Amortization for the year	Amortization for the year	Balance Goodwill	Amortization for the year	Balance Goodwill
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
61.808.000-5	Aguas Andinas S.A.	20,750,725	20,755,738	326,902,865	20,755,738	306,147,127
80.311.300-9	Aguas Cordilleras S.A.	3,774,057	3,625,379	60,120,855	3,625,379	56,495,478
96.809.310-K	Comercial Orbi II S.A.	201,050	205,483	3,542,192	205,483	3,336,712
Total		24,725,832	24,586,600	390,565,912	24,586,600	365,979,317

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Negative Goodwill

Tax I.D. No.	Company	2002 Amortization for the year	2003 Amortization for the year	2003 Balance Negative Goodwill	2004 Amortization for the year	2004 Balance Negative Goodwill
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
87.538.200-4	Hidraulica Manquehue Ltda.	65	65	1,172	65	1,106
Total		65	65	1,172	65	1,106

11. INTANGIBLE ASSETS

The balances as at December 31, 2003 and 2004 of restated costs for the purchase of intangible assets (Note 2 n) are:

	2003	2004
	ThCh$	ThCh$
Water rights	18,379,984	18,645,243
Leased water rights (1)	525,217	510,372
Rights of way	14,264,847	14,378,375
Other rights (2)	6,510,040	6,510,040
Subtotal	39,680,088	40,044,030
Accumulated amortization water rights	(2,327,133)	(2,799,715)
Accumulated amortization leasing (1)	(10,941)	(10,859)
Accumulated amortization rights of way	(1,605,988)	(1,964,875)
Amortization other rights (2)	(241,711)	(404,461)
Subtotal	(4,185,773)	(5,179,910)
Net total intangible assets	35,494,315	34,864,120

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Amortization for the year:			
Water rights	447,013	453,379	471,846
Other rights	81,356	161,140	147,752
Rights of way	350,444	355,766	373,885
Leased water rights	—	10,938	12,994
Total amortization	878,813	981,223	1,006,477

(1) *The rights to the use of water acquired under the leasing contract signed on March 14, 2003 for a period of 48 months were registered as Intangible Assets.*

(2) *The Other Rights correspond to the purchase of rights to drinking water consumption from the Municipality of Santiago, which are being amortized over 40 years.*

The subsidiary Aguas Andinas S.A. has water rights to various natural sources, including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón, which were acquired gratuitously and have no value on the books.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Furthermore, the production of water supply from various wells located in the Metropolitan Region for which Aguas Andinas S.A. and its subsidiaries have the water rights concessions were granted to them gratuitously by the Water Department of the Ministry of Public Works and therefore have no values on the books.

12. OTHER ASSETS

The detail of these is as follows:

	2003	2004
	ThCh$	ThCh$
Discount on placement of bonds and costs of issue	11,852,267	9,887,473
Advances on purchase of fixed and intangible assets	675,118	—
Prepaid insurance	578,575	503,065
Reimbursable financial contributions	364,919	341,626
Others	299,491	1,055,126
Total	13,770,370	11,787,290

13. SHORT-TERM BORROWINGS FROM BANKS AND FINANCIAL INSTITUTIONS

Included in this section are the loans that mature during the next twelve months plus the provisions for accrued interest on bank borrowings classified as short term:

Tax I.D. No.	Bank or Financial Institution	Indexed (UF)		Non Indexed Ch$		Total	
		2003	2004	2003	2004	2003	2004
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
97.053.000-2	Banco Security	157,630	—	—	—	157,630	—
97.006.000-6	Banco Crédito Inversiones	400,328	399,659	—	—	400,328	399,659
97.004.000-5	Banco de Chile	—	—	31,419	29,820	31,419	29,820
97.036.000-k	Banco Santander - Santiago	—	—	27,473	52,111	27,473	52,111
97.032.000-8	Banco BBVA	—	—	82,722	104,362	82,722	104,362
	Total	557,958	399,659	141,614	186,293	699,572	585,952
	Principal outstanding	556,277	399,591	—	—	556,277	399,591
Average annual interest rate		3.64%	4.08%	4.32%	4.17%		

Percentage of bank borrowings in local currency: 100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

14. LONG TERM BORROWINGS FROM BANKS AND FINANCIAL INSTITUTIONS

Included in this section are the bank borrowings classified as long term.

			As of December 31, 2003	Years to Maturity				As of December 31, 2004	
Tax I.D. No.	Bank or Financial Institution	Indexation unit	Total long term ThCh$	1 to 2 years ThCh$	2 to 3 years ThCh$	3 to 5 years ThCh$	5 to 10 years ThCh$	Total long term ThCh$	Average annual interest rate
97.006.000-6	Banco Crédito Inversiones	Indexed (UF)	600,285	199,795				199,795	4.08%
97.004.000-5	Banco de Chile	Non indexed Ch$	11,685,000	1,900,000	1,900,000	3,800,000	3,800,000	11,400,000	4.28%
97.036.000-K	Banco Santander - Santiago	Non indexed Ch$	10,455,000		4,080,000	8,160,000	8,160,000	20,400,000	4.18%
97.032.000-8	Banco BBVA	Non indexed Ch$	31,775,000	4,033,333	8,066,667	16,133,333	8,066,667	36,300,000	4.14%
	TOTAL		54,515,285	6,133,128	14,046,667	28,093,333	20,026,667	68,299,795	

Percentage of bank borrowings in local currency: 100%

15. BONDS PAYABLE

Included in this section are the balances of bonds issued by the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A., on the domestic market.

Andinas S.A.

Included are the balances of bonds issued by the Company in September 2001, December 2002 and May 2003 in the domestic market.

In September 2001, two series of bonds were issued: Series A for U.F.1.2 million repayable in the fifth year subsequent to their issue and Series B for U.F.1.8 million using a twenty-one year term with repayments commencing in 2008.

On October 10, 2002, the Superintendency of Securities and Insurance certified the registration of bonds for up to U.F.10 million. Of this amount, Series C bonds were issued with a nominal value of U.F.4.2 million and Series D bonds with a nominal value of U.F.5.8 million.

In December 2002, Series C bonds for U.F.4.0 million were placed, with semi-annual repayments beginning in June 2005 extending through December 2010.

On May 7, 2003, the Company placed Series D bonds on the domestic market and these were fully subscribed. This series will be repaid in semi-annual installments starting on June 1, 2005.

The respective accrued interest is shown in current liabilities.

Aguas Cordillera S.A.

Included here are the balances of bonds issued by the Company in the domestic market.

The respective interest accrued on these bonds as at the close of the period is shown in current liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

The Bond issues made by the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A. do not carry special security except for the right to a general lien on Aguas Andina S.A. assets.

The summary of these bond issues as at the close of each period is as follows:

Registration Number of instrument	Series	Nominal amount outstanding	Indexation unit	Interest rate	Final maturity	Terms: Payment of interest	Terms: Payment of amortization	Par value: 2003	Par value: 2004	Placed in Chile or abroad
				%				ThCh$	ThCh$	
Long term bonds - short term portion										
266	BEMOS A1	—	UF	6.00%	09.01.2006	Semi-annual	at maturity	128,177	127,986	Locally
266	BEMOS A2	—	UF	6.00%	09.01.2006	Semi-annual	at maturity	281,991	281,569	Locally
266	BEMOS B1	—	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	249,085	248,713	Locally
266	BEMOS B2	—	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	391,421	390,835	Locally
305	BAGUA C1	166,667	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	60,785	2,946,870	Locally
305	BAGUA C2	500,000	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	182,353	8,840,606	Locally
305	BAGUA D1	344,827	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	121,569	6,092,777	Locally
305	BAGUA D2	655,172	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	230,980	11,576,289	Locally
141	SERIES A	21,849	UF	7.00%	10.01.2005	Semi-annual	Semi-annual	366,751	384,874	Locally
154	SERIES B	5,615	UF	7.00%	07.01.2006	Semi-annual	Semi-annual	101,086	104,169	Locally
163	SERIES C	41,003	UF	6.00%	01.01.2006	Semi-annual	Semi-annual	722,699	742,006	Locally
167	SERIES D	46,448	UF	6.00%	04.01.2007	Semi-annual	Semi-annual	802,301	835,415	Locally
187	SERIES E	15,000	UF	6.50%	01.01.2009	Annual	Annual	338,188	597,438	Locally
Total short term portion...								3,977,386	33,169,547	
Long term bonds										
266	BEMOS A1	375,000	UF	6.00%	09.01.2006	Semi-annual	at maturity	6,503,625	6,493,894	Locally
266	BEMOS A2	825,000	UF	6.00%	09.01.2006	Semi-annual	at maturity	14,307,975	14,286,566	Locally
266	BEMOS B1	700,000	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	12,140,100	12,121,935	Locally
266	BEMOS B2	1,100,000	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	19,077,300	19,048,755	Locally
305	BAGUA C1	833,333	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	17,343,000	14,430,873	Locally
305	BAGUA C2	2,500,000	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	52,029,000	43,292,624	Locally
305	BAGUA D1	1,655,173	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	34,686,000	28,662,710	Locally
305	BAGUA D2	3,144,828	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	65,903,400	54,459,136	Locally
141	SERIES A	—	UF	7.00%	10.01.2005	Semi-annual	Semi-annual	378,931	—	Locally
154	SERIES B	6,009	UF	7.00%	07.01.2006	Semi-annual	Semi-annual	201,594	104,050	Locally
163	SERIES C	21,415	UF	6.00%	01.01.2006	Semi-annual	Semi-annual	1,082,509	370,837	Locally
167	SERIES D	74,949	UF	6.00%	04.01.2007	Semi-annual	Semi-annual	2,105,368	1,297,888	Locally
187	SERIES E	285,000	UF	6.50%	01.01.2009	Annual	Annual	5,202,900	4,935,349	Locally
Total long term bonds.......								230,961,702	199,504,617	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

16. ACCRUALS AND WRITE-OFFS

The detail of the accruals as at December 31, 2003 and 2004 is as follows:

	Current liabilities		Long term liabilities	
	2003	2004	2003	2004
	ThCh$	ThCh$	ThCh$	ThCh$
Services	10,204,506	6,332,967	—	—
Bonuses (1) and profit sharing	2,942,979	3,026,634	—	—
Severance indemnities (Note 17)	1,471,234	2,606,015	7,894,072	6,213,516
Accrued vacations	1,318,116	1,455,072	—	—
Pending litigation	1,015,368	949,791	—	—
Other staff benefits	35,028	2,850	—	—
Intangible assets and others	219,270	213,922	—	—
Aborted projects	166,436	162,377	—	—
Others	126,434	86,049	34,341	54,121
Total	17,499,371	14,835,677	7,928,413	6,267,637

(1) *In Aguas Andinas S.A. these are shown net of advances made during the years ended December 31, 2003 and 2004 for ThCh$255,855 and ThCh$194,165, respectively.*

The amounts of write-offs are shown in Note 4 (Short and long term debtors).

17. SEVERANCE INDEMNITIES

As at December 31, 2002, 2003 and 2004, the movements in the accruals for severance indemnities (including the short-term portion) are as follows:

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Opening balance	8,952,751	9,232,900	9,136,884
Increase in accrual	789,850	461,731	266,169
Payments in the year	(690,949)	(467,157)	(834,643)
Price-level restatement	271,326	137,832	251,121
Total	9,322,978	9,365,306	8,819,531

The severance indemnity has been calculated in accordance with the explanation in Note 2 t.

The charges to results for these items as at December 31, 2002, 2003 and 2004 amount to ThCh$972,556, ThCh$1,066,026 and ThCh$777,966, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

18. MINORITY INTEREST

The proportion pertaining to Minority Interest is shown as follows:

Name	Percentage of Minority Interest		Minority Interest in Shareholders' Equity		Minority Interest in Net Income		
	2003	2004	2003	2004	2002	2003	2004
	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Aguas Andinas S.A.	48.7980	48.7980	174,886,359	185,048,020	27,329,838	29,840,286	30,500,436
Aguas Industriales del Norte S.A.	40.0000	40.0000	686	154	—	(824)	(532)
Aguas Los Dominicos S.A.	0.0504	0.0504	2,882	3,218	187	249	405
Aguas Cordillera S.A.	0.0001	0.0001	5,070	4	892	864	1
Total			174,894,997	185,051,396	27,330,917	29,840,575	30,500,310

19. MOVEMENT IN EQUITY ACCOUNTS

In accordance with the deed modifying the equity dated October 15, 2003, the following was agreed upon:

Increase in capital—Increase the capital of the Company by ThCh$68,159,558, by the transfer of the existing "Reserve for price-level restatements" to "Paid-in capital".

Reduction in capital—Reduce the Company's capital by ThCh$158,538,053. In this way, once the agreed reduction is made to the paid-in capital, it will be ThCh$474,157,984. The amount of the reduction was distributed equally and simultaneously between the two shareholders (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.).

The variations that took place in the company's equity during the years 2002, 2003 and 2004 are as follows:

Year 2002

	Paid-in capital	Price level restatement	Reserve for future dividends	Net income for the year
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	564,536,479	49,731,518	(2,621,290)	4,211,096
Distribution of previous year's result	—	—	4,211,096	(4,211,096)
Price level restatement	—	18,428,040	47,694	—
Net income for year	—	—	—	6,315,595
Closing balance	564,536,479	68,159,558	1,637,500	6,315,595
Restated balances	584,295,256	70,545,143	1,694,813	6,536,640

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Year 2003

	Paid-in capital	Price level restatement	Reserve for future dividends	Net income for the year
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	564,536,479	68,159,558	1,637,500	6,315,595
Distribution of previous year's result	—	—	6,315,595	(6,315,595)
Increase in capital	68,159,558	(68,159,558)	—	
Capital reduction	(158,538,053)	—	—	—
Price level restatement	—	7,119,651	79,531	
Net income for year	—	—	—	9,382,187
Closing balance	474,157,984	7,119,651	8,032,626	9,382,187
Restated balances	474,157,984	19,151,592	8,233,441	9,616,742

Year 2004

	Paid-in capital	Price level restatement	Reserve for future dividends	Net income for the year
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	474,157,984	7,119,651	8,032,626	9,382,187
Distribution of previous year's results	—	—	9,382,187	(9,382,187)
Price level restatement	—	12,031,941	435,370	—
Net income for year	—	—	—	10,736,192
Closing balance	474,157,984	19,151,592	17,850,183	10,736,192

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

20. OTHER NON-OPERATING INCOME AND EXPENSES

The detail of other non-operating income and expenses as at December 31, 2002, 2003 and 2004 is as follows:

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Other non-operating income			
Income from agreements and others[1]	1,599,985	1,698,482	2,664,817
Services to third parties[2]	815,717	1,310,991	1,936,844
Sale of fixed assets	1,291,424	1,202,708	812,237
Fines—suppliers & contractors	424,454	410,192	612,679
Services to customers	94,611	232,895	428,236
Real estate rental	192,141	220,708	254,809
Insurance refund	4,969	53,265	56,757
Income received from rights of way	—	117,915	6,005
Reimbursement social security contributions	—	130,218	68,777
Others	282,205	163,529	98,636
Recoverable taxes	119,068	—	—
Sales of framework of meters	67,144	—	—
Total other income	4,891,718	5,540,903	6,939,797
Other non-operating expenses			
Consultancy	48,865	—	—
Legal expenses	6,537	—	—
Obsolescence	271,762	—	—
Discounts	10,446	—	—
Donations	295,319	357,477	101,730
Projects aborted	172,511	297,408	111,879
Asset write-off	72,219	94,251	138,460
Fines	4,445	24,867	5,953
Sale of materials	—	—	263,732
Others	35,884	1,987	16,130
Total other expenses	917,988	775,990	637,884

(1) *Mainly relate to agreements signed with real estate developers under which Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Manquehue S.A. are obligated to add certain areas to their concession zones and to provide the public sanitation services there indefinitely.*

(2) *Services for third parties relates to those services associated with the business, mainly engineering services.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

21. PRICE-LEVEL RESTATEMENT

The detail of price-level restatement, calculated as described in Note 2 e), is the following:

	Indexation Unit	2002 ThCh$	2003 ThCh$	2004 ThCh$
Assets (charges) / credits				
Current assets	CPI	13,544	—	—
Inventories	CPI	—	72,831	37,161
Fixed assets	CPI	14,120,318	5,611,025	14,197,784
Goodwill	CPI	—	758,542	1,868,604
Other monetary assets	CPI	15,004,446	132,922	454,994
Intangible assets	CPI	—	138,744	585,265
Other non-monetary assets	CPI	—	171,698	461,099
Other monetary assets	UF	—	10,912	29,251
Expense and cost accounts		—	—	—
Other non-monetary assets	UF	—	(295,990)	46,166
Expense and cost accounts	CPI	1,301,987	(14,262)	1,501,561
Total credits		30,440,295	6,586,422	19,181,885
Liabilities (charges) / credits				
Current liabilities	CPI	(6,679)	—	—
Shareholders' equity	CPI	(19,122,385)	(7,379,161)	(12,467,311)
Minority interest	CPI	(6,985,132)	530,929	4,223,015
Bonds payable	UF	—	(847,158)	(5,295,541)
Long term bonds payable	CPI	(1,454,850)	—	—
Notes payable	UF	—	(146,321)	(410,638)
Borrowings from banks	UF	—	(17,643)	(20,201)
Monetary liabilities	UF	—	(45,035)	(234,316)
Monetary liabilities	CPI	—	(111,069)	(295,485)
Non-monetary liabilities	UF	(940,399)	—	—
Suppliers and withholdings	CPI	(164,803)	—	—
Non-monetary liabilities	CPI	—	(73,943)	(161,441)
Income accounts	CPI	—	—	—
Non-monetary liabilities	CPI	(511,727)	(55,475)	(100,270)
Income accounts	CPI	(3,483,364)	(114,327)	(3,421,252)
Total charges		(32,669,339)	(8,259,203)	(18,183,440)
Gain (loss) from price-level restatement		(2,229,044)	(1,672,781)	998,445

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

22. FOREIGN EXCHANGE DIFFERENCES

The exchange differences during the years ended December 31, 2002, 2003 and 2004 were as follows:

	Currency	2002 ThCh$	2003 ThCh$	2004 ThCh$
Assets (charges) / credits				
Cash and banks	US Dollar	(715)	(7,539)	(1,011)
Cash and banks	Euro	—	(212)	6,925
Financial investments	US Dollar	—	207,856	—
Time deposits	US Dollar	470,155	—	—
Other assets	US Dollar	(27,134)	(23,016)	(348)
Other assets	Euro	188	(156)	144
Inventories	US Dollar	—	—	664
Inventories	Euro	(12,814)	4,830	(3,974)
Cash and banks	Euro	—	—	(441)
Total credits		429,680	181,763	1,959
Liabilities (charges) / credits				
Accounts payable	US Dollar	(370,208)	(203,490)	3,781
Accounts payable	Euro	(48,497)	(3,367)	(2,065)
Sundry creditors	US Dollar	(51,545)	20,344	(826)
Other liabilities	US Dollar	724	7,275	1,128
Other liabilities	Euro	—	421	762
Derivative contracts	US Dollar	(30,491)	—	—
Total (charges) credits		(500,017)	(178,817)	2,780
Gain (loss) from foreign exchange difference		(70,337)	2,946	4,739

23. SHARE AND BOND ISSUE AND PLACEMENT COSTS

During the months of September 2001, December 2002 and May 2003, the subsidiary Aguas Andinas S.A. issued and placed bonds on the domestic market. In accordance with Circular 1,370 of the Superintendency of Securities and Insurance, the related costs that correspond to payments to the risk rating agencies, stamp tax and other general expenses were charged to assets. These expenses are recorded in Other Assets and are broken down as follows:

Bonds	Gross pre-paid expenses 2002 ThCh$	2003 ThCh$	2004 ThCh$	Amortization Period Years
Series A	342,111	342,194	342,194	5
Series B	513,166	513,291	513,291	21
Series C	1,214,314	1,214,607	1,214,607	8
Series D	—	2,510,032	2,510,032	6
Total	2,069,591	4,580,124	4,580,124	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

24. STATEMENT OF CASH FLOWS

In the Statement of Cash Flows, cash equivalents consist of financial investments, including time deposits, marketable securities and purchase/sale agreements with terms of less than 90 days. The detail of the balance of cash and cash equivalents is as follows:

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Cash and banks	359,581	802,107	125,086
Time deposits	16,792,017	—	36,287,036
Marketable securities (mutual funds)	1,672,949	445,581	1,661,338
Other current assets (purchases under resale agreements)	41,423,378	7,158,244	1,561,219
Balance of cash and cash equivalents	60,247,925	8,405,932	39,634,679

Other financing:

These represent exclusively the collection of Reimbursable Financing Contributions made by the sanitary subsidiaries to their clients, according to current legislation (Decree Law N° 70 of 1988).

Other financing disbursements:

* These correspond to pre-payments of promissory notes issued against Reimbursable Financing Contributions at terms of over 10 years.
* Capital distribution and payment of dividends made by Aguas Andinas S.A. to its minority shareholders.

Investment activities that commit future cash flows for subsidiaries correspond to the accrual of works under construction which as at December 31, 2002, 2003 and 2004 amounted to ThCh$38,180,216, ThCh$23,633,130 and ThCh$17,519,571, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

25. DERIVATIVE CONTRACTS

As of December 31, 2004, the Company maintains derivative contracts with financial institutions for the purpose of covering the exchange rate risk according to the following details. These have been valued in accordance with the criteria described in Note 2 s.

Year 2002

										Accounts		
											Income	
Type derivative	Type contract	Nominal amount	Date of maturity	Item	Sale/ purchase	Hedge item	Amount	Amount hedge item	Account	Amount	Realized	Unrealized
							ThCh$	ThCh$		ThCh$	ThCh$	
FORWARD	CCPE	147,860	63 days	Exchange rate	C	Accounts payable to related company	145,536	145,536	Liabilities forward	147,860	2,324	—
FORWARD	CCPE	36,965	63 days	Exchange rate	C	Accounts payable to related company	36,384	36,384	Liabilities forward	36,965	581	—
FORWARD	CCPE	199,734	63 days	Exchange rate	C	Accounts payable to related company	200,684	200,684	Liabilities forward	199,734	(950)	—
FORWARD	CCPE	49,934	63 days	Exchange rate	C	Accounts payable to related company	50,171	50,171	Liabilities forward	49,934	(237)	—
FORWARD	CCPE	128,287	63 days	Exchange rate	C	Accounts payable to related company	127,723	127,723	Liabilities forward	128,287	564	—
FORWARD	CCPE	54,980	63 days	Exchange rate	C	Accounts payable to related company	54,738	54,738	Liabilities forward	54,980	242	—
FORWARD	CCPE	178,003	63 days	Exchange rate	C	Accounts payable to related company	177,270	177,270	Liabilities forward	178,003	733	—
FORWARD	CCPE	44,501	63 days	Exchange rate	C	Accounts payable to related company	44,318	44,318	Liabilities forward	44,501	183	—

Year 2003

										Accounts		
											Income	
Type derivative	Type contract	Nominal amount	Date of maturity	Item	Sale/ purchase	Hedge item	Amount	Amount hedge item	Account	Amount	Realized	Unrealized
							ThCh$	ThCh$		ThCh$	ThCh$	
FORWARD	CCPE	254,997	63 days	Exchange rate	C	Accounts payable to related company	253,843	253,843	Liabilities forward	254,997	1,154	—
FORWARD	CCPE	63,749	63 days	Exchange rate	C	Accounts payable to related company	63,461	63,461	Liabilities forward	63,749	288	—
FORWARD	CCPE	348,100	63 days	Exchange rate	C	Accounts payable to related company	347,172	347,172	Liabilities forward	348,100	928	—
FORWARD	CCPE	113,403	63 days	Exchange rate	C	Accounts payable to related company	113,101	113,101	Liabilities forward	113,403	302	—

Year 2004

										Accounts		
											Income	
Type derivative	Type contract	Nominal amount	Date of maturity	Item	Sale/ purchase	Hedge item	Amount	Amount hedge item	Account	Amount	Realized	Unrealized
							ThCh$	ThCh$		ThCh$	ThCh$	
FORWARD	CCPE	33,995	63 days	Exchange rate	C	Accounts payable to related company	34,217	34,217	Liabilities forward	33,995	(222)	—
FORWARD	CCPE	305,331	63 days	Exchange rate	C	Accounts payable to related company	305,335	305,335	Liabilities forward	305,331	(4)	—
FORWARD	CCPE	249,238	63 days	Exchange rate	C	Accounts payable to related company	248,569	248,569	Liabilities forward	249,238	669	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

26. CONTINGENCIES AND RESTRICTIONS

Aguas Andinas S.A.

a. Direct guarantees

Performance bonds have been issued in favor of the Superintendency of Sanitation Services to guarantee the provision of services and development programs in the Company's concession areas and to other institutions for ThCh$7,354,570, ThCh$7,088,778 and ThCh$7,620,208 as at December 31, 2002, 2003 and 2004, respectively.

b. Lawsuits pending

Based on the reports prepared by the lawyers responsible for the Company's defense, which state that it is highly unlikely that the final outcome of these lawsuits will be unfavorable, the Company has made no provision for these to date. The cases are as follows:

➤ Court: 15th Civil Court of Santiago; Case file: 1337-1996

Aguas Andinas S.A. was sued by an individual for not having been able to exploit mining deposits on land that was expropriated by the Treasury for the construction of the El Yeso reservoir. At the time of the expropriation, Aguas Andinas S.A. was not the owner of the reservoir, as this was transferred to it in 1990. The amount involved is ThUS$3,000. Judgment in the first instance ordered the Treasury to indemnify the plaintiff and the suit against Aguas Andinas S.A. was dismissed. The Treasury has appealed against this decision.

On the basis of this information, it is most improbable that a judgment in the second instance would order Aguas Andinas S.A. to pay any sum at all.

➤ Court: 11th Civil Court of Santiago; Case file: 5716-1999

Aguas Andinas S.A. was sued severally by a gas company for damages to a gas pipe as a result of works carried out by a construction company. Aguas Andinas S.A. alleges that it has no responsibility in this incident as it has no relationship whatsoever with the cause of the damage and the works are not owned by it nor are they its responsibility. The amount payable in the event of an unfavorable result would be ThCh$85,816, plus indexation and interest. Sentence has been passed at the first instance rejecting the suit against Aguas Andinas S.A. accepting only a part of the suit against the construction company for a far lower figure. The gas company appealed and asked that the suit be entirely accepted, also against Aguas Andinas S.A.

➤ Court: 4th Civil Court of Santiago; Case file: 2235-2001

A company sued Aguas Andinas S.A. alleging that it had occupied its property without authorization for the construction thereon of the El Trebal Treatment Plant. Aguas Andinas S.A. alleges having obtained the rights of way from third parties. The amount of the suit is not determined as no indemnity has been sought, only the return of the land. Judgment in favor of Aguas Andinas S.A. was given in the first instance, rejecting the suit in all its parts and with costs. The plaintiff has appealed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

➤ Court: 29th Civil Court of Santiago; Case file: 1400-2001

An individual sued Aguas Andinas S.A. alleging having suffered severe loss on the sale of 8.1 hectares of land for the construction of part of the El Trebal Plant. Aguas Andinas S.A. claims to have paid a fair price. The amount sought is approximately ThCh$120,000.

Judgment in the first instance rejected the suit in all its parts. The plaintiff has appealed.

➤ Court: 14th Civil Court of Santiago; Case file: 169-2003

A company sued Aguas Andinas S.A. seeking the absolute nullity of Sociedad Gestión y Servicios S.A. in which Aguas Andinas S.A. has a 1% shareholding. The amount involved is undetermined. The parties have been summoned to hear the sentence in 2005.

➤ Court: 7th Labor Court of Santiago; Case file: 94-2004

A worker from a construction company is suing Aguas Andinas S.A. severally for the payment of an indemnity for personal injury in an accident on site. The amount involved is ThCh$780,000. In the first instance the suit has been contested and the initiation of the stage of submission of proof is pending.

➤ Court: 11th Civil Court of Santiago; Case file: 3541-2004

Aguas Andinas S.A. is being sued for the payment of an indemnity for extra-contractual responsibility for environmental damage, an offense under Law No. 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to significant financial loss as a result of the drop in the value of their properties. Amount involved: U.F. 506,594. Current status: First instance—discussion period. Exceptions were presented to invoke an adjournment to correct irregularities in the suit and in the procedure that led to the damages under Law No. 19,300. There is a high possibility of success in this case as the suit lacks solid grounds. In any event, the result will depend on the proof of damages submitted. The process has not yet commenced.

➤ Court: 19th Civil Court of Santiago; Case file: 2632-2004

An individual is requesting the reversal of the sale of some water rights to Aguas Andinas S.A. through a third party, sustaining that this has violated his rights. He is demanding the restitution of the water rights that were acquired for U.F.5,525. According to information on hand, this suit will not be successful.

The Company is a party to other lawsuits of lesser amounts (in favor and against). Based on the reports of the Company's internal and external lawyers, who state that there is a high probability that the results will be favorable, or are covered by an insurance policy for responsibility, the Company has made no provisions for these cases.

c. *Accrued lawsuits*

The Company is a party to other lawsuits for which it has made provisions which as at December 31, 2004 amounted to ThCh$933,425 (ThCh$990,428 in 2003 and ThCh$1,077,125 in 2002).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

d. Bond issue covenants

The Company has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1. Send to the representative of the Bond Holders a copy of the Company's quarterly and audited annual unconsolidated and consolidated financial statements and of the subsidiaries registered in the Superintendency of Securities and Insurance within the same time limits set by the Superintendency of Securities and Insurance, together with all the public information reported to that Superintendency.
2. Record in its books any provisions for adverse contingencies that may arise and which, in management's opinion, should be reflected in the financial statements, except the cases involving contributions or transfers of essential assets to Subsidiaries.
3. Maintain insurance coverage that reasonably protects its assets including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.
4. Aguas Andinas S.A. promises to monitor that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.
5. Maintain a debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the debt to equity ratio.
6. The Company may not sell, assign or transfer essential assets (public-utility concessions granted by the Superintendency of Sanitation Services for Greater Santiago).

e. Covenants for bank loans

Aguas Andinas S.A. has the following obligations and restrictions contained in loan agreements with several local banks:

1. A debt ratio not greater than 1.5:1, calculated on the basis of the figures in the consolidated and unconsolidated balance sheets, defined as the debt to equity ratio.
2. Prohibition on the disposal or loss of title over essential assets, except for contributions or transfers of essential assets to Subsidiaries.
3. Send to the different banks with which Aguas Andinas S.A. has credit facilities, a copy of the Company's quarterly and audited annual unconsolidated and consolidated financial statements within a maximum term of five days from the time they were sent to the Superintendency of Securities and Insurance.
4. Record in its books any provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in the financial statements of the Company.
5. Maintain insurance coverage that reasonably protects its assets including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.
6. Send a Certificate issued by the General Manager of the Company confirming the compliance with the obligations assumed in the loan agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

7. Prohibition on the payment of dividends if there is a case of past due amounts or delays in the payment of some loan installment, except for the obligatory minimum.
8. Maintain a financial expense coverage ratio of at least 3:1, calculated on the basis of the figures in the consolidated and unconsolidated balance sheets, defined as the ratio between operating income plus depreciation and amortization of intangibles for the year, divided by financial expenses.
9. Prohibition on the liquidation or dissolution of the Company, its operations or the business in which it engages; or the participation in any action or contract with the purpose of creating a merger or a consolidation, except in the case of a merger with its current subsidiaries.
10. The Company promises to monitor that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

Aguas Cordillera S.A.

a. Guarantees issued:

The Company has issued performance bonds in favor of the Municipalities of Las Condes, Vitacura and Lo Barnechea to guarantee the works carried out on public streets. At December 31, 2004 these amounted to ThCh$42,460 (ThCh$42,610 in 2003).

Performance bonds and guarantee policies have been issued in favor of the Superintendency of Sanitation Services for a total amount of ThCh$1,438,007 as at December 31, 2004 (ThCh$1,439,386 as at December 31, 2003) to guarantee the provision of services and development programs in the Company's concession areas.

At December 31, 2004 and 2003, the balances of other performance bonds issued in favor of third parties were ThCh$1,039 and ThCh$3,295, respectively.

b. Lawsuits pending:

Based on the reports prepared by the lawyers responsible for the Company's defense, which state that it is highly unlikely that the final outcome of these lawsuits will be unfavorable, the Company has made no provision for these to date. The cases are as follows:

➢ Court: 11th Civil Court of Santiago; Case file: 4693-99

This is a lawsuit for alleged damages initiated by 79 neighbors of the Commune of Lo Barnechea due to problems that occurred in October and November 1996. The indemnity sought is for ThCh$125,000 for material damages and ThCh$1,170,000 for emotional distress. The Court of Appeals has accepted the appeal by the Company and the plaintiffs have presented a new appeal.

There is a good chance that the Company will win this case.

➢ Court: 8th Civil Court of Santiago; Case file: 1158-2002

This is a lawsuit for emotional distress deriving from the unjustified dismissal of an ex-worker of the Company. This was declared unjustified by the Supreme Court. The indemnity sought is for ThCh$140,000.

Current state: Sentence in favor of the Company.

The plaintiff has submitted an appeal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

➤ Court: 6th Civil Court of Santiago; Case file: 511-96

There is a lawsuit against the Company requesting compliance with the obligations deriving from the rights to water in an aqueduct. The plaintiff is further requesting indemnity for alleged damages to the property arising from the breakage of a main supply line of drinking water; it is not feasible to quantify the value of the amount requested in 2002. The status of this lawsuit in the year 2002 is "in process", following an unfavorable sentence against the Company. This was appealed, awaiting a new sentence, and in May 2003, we launched an appeal to the Supreme Court which accepted the Company's point of view, denying any possibility of a payment of an indemnity.

The Company is a party to other lawsuits of lesser amounts on which there are good probabilities of a favorable outcome.

The Company has established allowances for those cases that have a low probability of a favorable outcome for the Company. These allowances as at December 31, 2004 and 2003 amount to ThCh$16,366 and ThCh$24,940, respectively.

Bond Issue covenants

Aguas Cordillera S.A. has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

(a) Send to the representative of the bondholders a copy of any important information that may be required by the Superintendency of Securities and Insurance.

(b) Notify the representative of the bondholders of the announcements of all Ordinary and Extraordinary General Meetings of Shareholders.

(c) Refrain from investing in instruments issued by related parties and from entering into any other operations with them outside the normal course of business, in conditions detrimental to the issuer.

(d) Notify the representative of the bondholders of any reduction by over 5% in its participation in the equity of its subsidiaries and any other reduction that would mean losing its control of the company.

(e) Maintain a debt ratio, defined as the ratio between short and long-term liabilities and shareholders' equity not greater than 1.5:1. In the case of consolidated financial statements, minority interest shall be considered as shareholders' equity. The debt ratio will be measured and calculated quarterly on the unconsolidated and consolidated financial statements presented in the form and on the dates required by the Superintendency of Securities and Insurance.

(f) Maintain any assets that could be offered as security free from all liens for at least 1.2 times the unsecured short term debt.

(g) Maintain insurance coverage to provide a reasonable protection of the issuer's assets.

(h) Record in its books any provisions for adverse contingencies that may arise and which, in the opinion of management and/or the external auditors of the issuer, should be reflected in the financial statements of the issuer.

(i) Send to the representative of the bondholders a letter signed by an empowered representative of the Company confirming that the above-mentioned ratios are being met.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

(j) Make use of the funds in accordance with the stipulations contained in Letter M of Clause 6 of the Contract on the Bond Issue.

(k) Refrain from selling, ceding or transferring operating assets that could significantly reduce the productive capacity of the Company, unless they are transferred to subsidiaries.

Aguas Los Dominicos S.A.

The Company has issued performance bonds in favor of the Superintendency of Sanitation Services for a total amount of ThCh$244,197 in 2004 (ThCh$244,586 in 2003 and ThCh$244.405 in 2002), to guarantee the provision of services and development programs in the Company's concession areas.

At December 31, 2004 and 2003, the Company had not granted any mortgages, encumbrances or prohibitions affecting the property titles over the tangible or intangible assets of the Company.

Aguas Manquehue S.A.

Guarantees issued

Performance bonds have been issued in favor of the Superintendency of Sanitation Services to guarantee the provision of services and development programs in the Company's concession areas for ThCh$816,091, ThCh$782,268 and ThCh$358.752 at December 31, 2004, 2003 and 2002, respectively.

As at December 31, 2004, the Company had not granted any mortgages, encumbrances or prohibitions affecting the property titles over the tangible or intangible assets of the Company.

Análisis Ambientales S.A.

Performance bonds have been issued for Ch$13,997 to guarantee its participation in the bidding process for services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Direct guarantees

Beneficiary of Guarantee	Debtor Name	Type of Guarantee	Balances pending payment at the close of the financial statements		
			2002	2003	2004
			ThCh$	ThCh$	ThCh$
S.I.S.S.	Aguas Andinas S.A.	Performance bond	7,323,148	6,969,563	6,854,656
Empresa Ferrocarriles	Aguas Andinas S.A.	Performance bond	2,287	2,288	2,286
Enersis S.A.	Aguas Andinas S.A.	Performance bond	8,663	8,672	8,658
Municipality of Providencia	Aguas Andinas S.A.	Performance bond	16,065	16,451	32,106
Municipality of Las Condes	Aguas Andinas S.A.	Performance bond	1,035	1,025	1,000
Municipality of Santiago	Aguas Andinas S.A.	Performance bond	—	16,129	16,097
Municipality of Pudahuel	Aguas Andinas S.A	Performance bond	2,611	—	—
Municipality of Peñaflor	Aguas Andinas S.A.	Performance bond	—	—	58
Serviu Metropolitano	Aguas Andinas S.A.	Performance bond	—	74,650	—
Dirección Regional Vialidad	Aguas Andinas S.A.	Performance bond	—	—	8,306
Municipality of Vitacura	Aguas Cordillera S.A	Performance bond	34,660	34,686	34,631
Municipality of Lo Barnechea	Aguas Cordillera S.A	Performance bond	4,333	4,336	4,329
Enersis S.A.	Aguas Cordillera S.A	Performance bond	1,040	1,040	1,039
S.I.S.S.	Aguas Cordillera S.A	Performance bond	—	853,456	822,812
S.I.S.S.	Aguas Cordillera S.A	Performance bond	1,452,163	585,930	615,195
Cía Minera Disputada de las Condes Ltda.	Aguas Cordillera S.A	Mortgage	1,171,424	—	—
Dirección Regional Vialidad	Aguas Cordillera S.A	Performance bond	761	2,255	—
S.I.S.S.	Aguas Los Dominicos S.A.	Performance bond	244,406	244,586	244,197
Polpaico S.A.	Análisis Ambientales S.A.	Performance bond	—	—	1,200
Essat S.A.	Análisis Ambientales S.A.	Performance bond	—	—	1,000
Constructora Norte Sur S.A.	Aguas Andinas S.A.	Performance bond	—	—	692,041
Municipality of Las Condes	Aguas Cordillera S.A	Performance bond	4,140	3,588	3,500
S.I.S.S.	Aguas Manquehue S.A.	Performance bond	358,752	782,268	358,446
S.I.S.S.	Aguas Manquehue S.A.	Performance bond	—	—	457,645
Esval S.A.	Análisis Ambientales S.A.	Performance bond	—	—	1,732
Conama	Análisis Ambientales S.A.	Performance bond	—	—	10,065
Direcc Obras Hidraulicas	Aguas Andinas S.A.	Performance bond	—	—	5,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

27. GUARANTEES RECEIVED FROM THIRD PARTIES

Subsidiaries

Aguas Andinas S.A.

At December 31, 2002, 2003 and 2004, the Company had received documents in guarantee for ThCh$24,491,299, ThCh$18,672,232 and ThCh$17,951,904, respectively, arising principally from works contracts with construction companies to guarantee full compliance with the contract. There are also other guarantees to ensure the compliance of service contracts and, in the case of the acquisition of materials, to guarantee prompt delivery.

The following is a detail of the principal bank guarantees received as at December 31, 2004:

Contractor or supplier	Amount ThCh$	Maturity date
Constructora Acsa Ltda.	88,700	05-30-2005
Constructora Aconcagua S.A.	93,512	03-26-2005
Navarrete y Díaz Cumsille Ing Civ S.A.	97,468	03-31-2005
Constructora Belfi-Brotes Ltda.	103,902	02-28-2005
Ing. y Const. Vial y Vives Ltda.	112,134	06-30-2006
Gtech Corporation Chile	117,756	11-02-2005
Cía. Americana de Multiservicios S.A.	136,964	06-01-2005
Cía. Americana de Multiservicios S.A.	173,170	05-03-2007
Rentaequipos Leasing S.A.	171,494	07-11-2005
Chilectra S.A.	173,170	08-01-2005
Constructora Con-Pax S.A.	190,488	07-02-2005
ITT Sanitaire	202,990	09-23-2005
Constructora Vespucio Norte S.A.	207,805	06-30-2006
Constructora Vespucio Norte S.A.	208,307	08-30-2006
ITT Sanitaire	224,542	10-30-2007
ITT Sanitaire	224,542	12-30-2005
Claro, Vicuña Valenzuela S.A.	233,424	02-15-2007
Claro, Vicuña Valenzuela S.A.	244,756	06-30-2006
Compañía de Petróleo de Chile S.A.	291,183	03-22-2005
Jara Gumucio S.A.	278,805	07-20-2006
Sacyr Chile S.A.	309,264	01-23-2006
Necso entrecanales C. Chile S.A.	309,264	01-23-2006
Cadagua S.A.	1,115,789	02-11-2007
Degrémont S.A. Agencia en Chile	6,768,385	11-15-2005
Total	12,077,814	

Aguas Cordillera S.A.

At December 31, 2002, 2003 and 2004, the Company had received performance bonds for ThCh$1,519,298, ThCh$567,205 and ThCh$847,749, respectively, from contractors and third parties in support of the contractual obligations on the contracts for the construction of works, provision of services and others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

The following is a detail of the more significant bank guarantees held at December 31, 2004:

Contractor or supplier	Amount	Maturity date
	ThCh$	
Acsa Agbar Construcción Ltda.	103,771	05-25-2006
Ingeniería y Const. Oyarzún y Moreno Ltda.	85,067	07-17-2006
Ingeniería y Construcción MST S.A.	66,652	01-31-2005
Inmobiliaria Manquehue Oriente S.A.	49,453	04-03-2006
Ingeniería y Const. Oyarzún y Moreno Ltda.	48,466	01-07-2005
Marcelino Carrasco Bahamondes y Cía	43,288	05-03-2007
Inlac S.A.	39,508	04-01-2006
Inmobiliaria y Constructora Nva Pacífico Sur Ltda.	25,973	09-01-2005
Sondaje Ltda.	25,235	08-08-2005
Ernst Welzel Tautz	24,911	06-01-2006
Total	512,324	

Aguas Manquehue S.A.

At December 31, 2002, 2003 and 2004, the Company had received performance bonds for ThCh$506,662, ThCh$233,065 and ThCh$337,366, respectively, mainly from contractors in support of the contractual obligations on the contracts for the construction of works and the provision of services.

The following is a detail of the more significant bank guarantees held at December 31, 2004:

Contractor or supplier	Amount	Maturity date
	ThCh$	
Consorcio Inmobiliaria Chicureo Ltda.	27,378	01-15-2005
Constructora Socovesa S.A.	60,604	01-18-2005
Sociedad Constructora Rupanco S.A.	33,945	03-30-2005
Ingeniería y Const. Oyarzún y Moreno Ltda.	18,438	05-03-2005
Sociedad Constructora Rupanco S.A.	13,203	05-31-2005
Inmobiliaria y Constructora Nva Pacífico Sur Ltda.	12,490	09-22-2005
Hacienda Chicureo Inmobiliaria S.A.	121,208	12-31-2005
Dalco Ingeniería Ltda.	18,235	04-04-2006
Total	305,501	

Aguas Los Dominicos S.A.

As at December 31, 2002, 2003 and 2004, the Company had received performance bonds for ThCh$5,926, ThCh$1,425 and ThCh$0 respectively, from contractors and third parties in support of the contractual obligations on the contracts for the construction of works, provision of services and others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

28. LOCAL AND FOREIGN CURRENCIES

The Company has the following assets and liabilities in local and foreign currency at December 31, 2002, 2003 and 2004:

Assets

	Currency	2003	2004
		ThCh$	ThCh$
Current assets			
Cash and banks	Non indexed Ch$	794,754	115,308
Cash and banks	US Dollar	7,353	9,778
Marketable securities	Non indexed Ch$	445,581	1,303,304
Trade accounts receivable	Non indexed Ch$	34,092,325	30,435,204
Notes receivable	Non indexed Ch$	345,433	718,076
Notes receivable	Indexed Ch$	992,615	619,036
Sundry debtors	Indexed Ch$	38,031	68,472
Notes receivable from related companies	Non indexed Ch$	64,241	20,851,678
Inventories	Indexed Ch$	1,537,137	1,588,572
Taxes recoverable	Indexed Ch$	951,859	2,417,464
Taxes recoverable	Indexed Ch$		
Sundry debtors	Euro	3,420	2,219
Prepaid expenses	Indexed Ch$	352,564	309,095
Deferred taxes	Indexed Ch$	302,213	376,587
Other current assets	Non indexed Ch$	7,168,962	1,578,988
Other current assets	Indexed Ch$		
Other current assets	US Dollar		
Sundry debtors	US Dollar	3,267	2,044
Sundry debtors	Non indexed Ch$	1,234,249	774,462
Term deposits	Non indexed Ch$	—	36,287,036
Marketable securities	Indexed Ch$	—	358,034
Fixed assets			
Fixed assets Indexed Ch$		575,078,355	574,926,512
Other assets			
Investments in related companies	Indexed Ch$		
Goodwill	Indexed Ch$	390,565,912	365,979,317
Negative goodwill	Indexed Ch$	(1,172)	(1,106)
Long-term debtors	Non indexed Ch$	451,766	2,084,083
Long-term debtors	Indexed Ch$	10,313,275	8,165,367
Intangible assets (net)	Indexed Ch$	35,494,315	34,864,120
Others	Indexed Ch$	13,697,263	11,707,799
Others	Non indexed Ch$	73,107	79,491
Total assets	Non indexed Ch$	44,670,418	94,227,630
	US Dollar	10,620	11,822
	Indexed Ch$	1,029,322,367	1,001,379,269
	Euro	3,420	2,219

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Ecoriles S.A.

As at December 31, 2003 and 2004, the Company had received performance bonds for ThCh$2,203 and ThCh$20,178, respectively, from contractors and third parties in support of the contractual obligations on the contracts for the construction of works, provision of services and others.

Contractor or supplier	Performance bond amount as at December 31, 2004	Maturity date
	ThCh$	
Ondeo Degrémont Ltda.	20,178	07-17-2005

Análisis Ambientales S.A.:

As at December 31, 2002, 2003 and 2004, the Company had received performance bonds for ThCh$20,347, ThCh$2,712 and ThCh$2,701, respectively, from contractors and third parties in support of the contractual obligations on the contracts for services rendered and others.

Contractor or supplier	Performance bond amount as at December 31, 2004	Maturity date
	ThCh$	
Rentaequipos Leasing S.A.	2,701	02-10-2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Current liabilities

		Up to 90 days				90 days to 1 year			
		12/31/2003		12/31/2004		12/31/2003		12/31/2004	
Current Liabilities	Currency	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Bonds payable long term—short-term portion	Indexed Ch$	2,476,703	5.50-6.50	2,083,074	4.70-6.50	1,500,683	6.50	31,086,473	4.25-6.50
Borrowings from banks long term—short-term portion...	Indexed Ch$	221,339	4.32-6.50						
Accounts payable..............	Non indexed Ch$	11,740,961		14,797,367					
Accounts payable..............	Indexed Ch$	344,007		175,923					
Accounts payable..............	Euro	56,216		58,237					
Accounts payable..............	US Dollars	94,325		178,765					
Notes payable.....................	Indexed Ch$	41,311	6.15-7.31	33,079	2.57-6.15-5.17	240,849	6.15-7.31	4,769,811	2.57-6.15-8.19-6.58
Sundry creditors..................	Non indexed Ch$	17,501		71,705		75,699		76,328	
Sundry creditors..................	Indexed Ch$	799,411	7.70	956,832		202,529	7.25	226,103	
Sundry creditors..................	US Dollars					3,796			
Accruals	Non indexed Ch$	17,334,344		14,814,373		64,762			
Withholdings	Non indexed Ch$	6,511,122		5,609,786		—			
Income tax	Non indexed Ch$	559,914							
Notes and accounts payable to related companies	Non indexed Ch$	19,479,656		5,665,462		337,415		230,622	
Unearned income	Indexed Ch$	563,566		359,872					
Unearned income	Non indexed Ch$	585,275		368,018					
Accruals	Indexed Ch$	100,265		21,304					
Borrowings from banks long term—short-term portion...	Non indexed Ch$	478,233	3.64	585,952	4.17 - 4.08				
Other liabilities	Non indexed Ch$	8,360		11,976					
Notes and accounts payable to related companies	Euro	897,286		897,601					
Notes and accounts payable to related companies	Indexed Ch$			1,115,925				1,417,070	
Total current liabilities.........	Indexed Ch$	4,546,602		4,746,009		2,281,476		37,730,079	
	Non indexed Ch$	56,715,366		41,924,639		140,461		76,328	
	US Dollars	953,502		955,838		—		—	
	Euros	94,325		178,765		3,796		—	

Long term liabilities maturity schedule as at December 31, 2003

Long term liabilities		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
Liabilities	Currency	Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Bonds payable......................	Indexed Ch$	83,244,769	4.60-6.50	61,058,796	4.92-6.50	60,677,172	5.68-6.50	25,980,965	6.25
Notes payable......................	Indexed Ch$	5,161,743	7.31-5.60	433,110	7.31-5.60	2,857,221	7.30-6.50-2.76	13,586,025	7.31-5.60-4.04
Sundry creditors	Indexed Ch$	1,422,487		971,784		713,665		—	
Accruals	Indexed Ch$	210,361		210,361		525,898		6,947,453	
Deferred taxes......................	Indexed Ch$	288,868		357,107		892,767		1,428,253	
Other liabilities	Indexed Ch$	885,356	6.98	443,596	6.98	349,501	6.98	19,658	
Borrowings from banks	Indexed Ch$	17,177,951	4.32-3.95	22,199,222	4.32	15,138,112	4.32	—	
Accruals	Non indexed Ch$	4,971		4,971		24,398		—	
Total long term liabilities	Indexed Ch$	108,391,535		85,673,976		81,154,336		47,962,354	
	Non indexed Ch$	4,971		4,971		24,398		—	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Long term liabilities maturity schedule as at December 31, 2004

Long term liabilities		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
Liabilities	Currency	Amount ThCh$	Average interest rate %	Amount ThCh$	Average interest rate %	Amount ThCh$	Average interest rate %	Amount ThCh$	Average interest rate %
Borrowings from banks	Indexed Ch$	20,179,795	4.17	28,093,333	4.17	20,026,667	4.18	24,132,190	6.25
Bonds payable ...	Indexed Ch$	83,913,299	4.71-6.50	73,546,277	4.27-6.50	17,912,851	4.96	11,638,695	3.58-4.60-4.13-2.92
Notes payable....	Indexed Ch$	908,332	.57-7.13-6.33-6.84	397,433	2.5-7.34-4.28-8.64	9,846,792	.59-6.88-8.41-5.57		
Sundry creditors	Indexed Ch$	738,293		580,108		712,596		5,313,498	
Accruals...........	Indexed Ch$	212,030		212,030		530,079		1,343,669	
Deferred taxes ...	Indexed Ch$	382,582		370,332		923,674			
Other liabilities	Indexed Ch$	668,570	7.13-6.33	186,071	7.34-6.33	292,739	6.88-6.33	—	
Total long term liabilities	Indexed Ch$	107,002,901		103,385,584		50,245,398		42,428,052	

29. SANCTIONS

Inversiones Aguas Metropolitanas Ltda.

Superintendency of Securities and Insurance

Neither the Company, its subsidiaries nor its directors or executives were sanctioned during 2004 or 2003. On April 22, 2002, with Resolution No. 205, a sanction was applied to the General Manager of the subsidiary Aguas Manquehue S.A., Francisco Javier Urrutia, for failure to comply with the obligation indicated in Section III of Circular No. 1,481 dated May 25, 2000 regarding the remittance of the list of the principal shareholders as of the month of January 2002.

Aguas Andinas S.A.

Other administrative authorities

Year 2004

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

With Resolution No. 415 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with written orders and instructions to remit, within an established term, information for the "Coverage of the treatment of sewage" and "Production of drinking water" processes. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 1189-2004). In the first instance, the parties have been summoned to hear the sentence. The amount of the sanction is 30 Annual Taxation Units (UTA equivalent to ThCh$364).

The Company was sanctioned when the SISS detected a failure to comply with the parameters established on fecal coliforms during a self-evaluation made during the second quarter of 2003 in the Paine Sewage Treatment Plant. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 1434-2004). In the second instance, the appeal against the sanction is pending. The amount of the sanction is 26 Annual Taxation Units (UTA equivalent to ThCh$364).

With SISS Resolution No. 2796, the Company was fined for not complying with written orders and instructions issued by the SISS in Official Memoranda Nos. 1207 and 1456. A summary complaint

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

judgment took place in the 29th Civil Court of Santiago (Case file: 11263-2004). The case has been presented but as at December 31, 2004 it had not been decided. The amount of the sanction is 100 Annual Taxation Units (UTA).

With SISS Resolution No. 2858, the Company was fined for not complying with written orders and instructions issued by the SISS in Official Memorandum No. 2774 and included in the Development Plan of Curacavi. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 11711-2004). The case was presented but as at December 31, 2004 it had not been decided. The amount of the sanction is 51 Annual Taxation Units (UTA).

On October 20, 2004, the SISS instructed Aguas Andinas S.A. to suspend sewage treatment at the La Farfana Plant due to an alleged breach of compliance with the Environmental Rating Resolution for that plant and in accordance with SISS Ordinance No. 690/04 on the handling of sludge. The impact of this suspension covered the period between October 20 and November 20, which resulted in a loss of revenues of Ch$2,244 million.

ii) On October 19, 2004, SESMA, the National Environmental Authority, fined the Company with 2,000 Monthly Taxation Units (UTM equivalent to ThCh$30) for a breach of Law No. 144/61 issued by the Ministry of Health, which sets standards for avoiding atmospheric emissions or contaminants of any kind. It also orders compliance with the regulations contained in Resolution N° 4837/04 issued by the same authority. A complaint has been submitted to SESMA and a reply is awaited.

iii) With Resolution N° 177/2004, the Metropolitan Region Environmental Authority (COREMA) fined the Company 1,000 Monthly Taxation Units (UTM) for the bad odors emanating from the La Farfana Plant. The fine was duly paid in order to commence a complaint through the court system. On November 10, 2004, the case was received but has not yet been decided.

Year 2003

i) The Superintendency of Sanitation Services applied a minor fine to Aguas Andinas S.A. with respect to measurements taken at the Paine Sewage Treatment Plant. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 1456-2003). The sentence in the first instance rejected the suit. The outcome of the appeal is now pending.

ii) In December 2003, SESMA, the National Environmental Authority applied a fine of 1,000 Monthly Taxation Units (UTM) for a breach of Law 144/61 issued by the Ministry of Health, which sets standards for avoiding atmospheric emanations or contaminants of any kind. A claim for reversal has been made in accordance with clause 50 of Law 19,880. The fine was duly paid in order to lodge a complaint through the law courts. A summary complaint judgment was submitted against the fine in the 29th Civil Court of Santiago (Case file: 2999-2004). The notification of the action is pending.

Aguas Cordillera S.A.

Other administrative authorities:

With Resolution No. 425 dated February 9, 2004 the Superintendency of Sanitation Services fined the Company for not complying with written orders and instructions from that Superintendency to remit, within an established term, information on the "Coverage of the treatment of sewage" and "Production of drinking water" processes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

This fine is being appealed by the Company in the 4th Civil Court of Santiago (Case File No. 1195-2004). Current status: First instance, suit presented before tribunals.

The Superintendency of Sanitation Services fined the Company in Resolution No. 2724 for not complying with written orders issued by that entity in Official Memorandum No. 2774 and in the Development Plan.

This fine is being appealed by the Company in the 29th Civil Court of Santiago (Case File No. 11,129). Current status: First instance, period for submitting evidence.

During the periods covered by the financial statements, no other sanctions have been applied to the Company, its Directors or Executives.

Aguas Manquehue S.A.

Other administrative authorities:

On May 19, 2003, the Superintendency of Sanitation Services fined the Company in Resolution No. 1194 for failure to comply with Norm NCH No. 1333 Of 78. The Company paid the fine and this case is under appeal in the 7th Civil Court of Santiago (Case file No. 2829-2003). Current status: Appeal granted against the sentence that rejected the suit.

In Resolution No. 424 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with written orders and instructions from that Superintendency to remit, within an established term, information on the "Coverage of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 7th Civil Court of Santiago (Case File No. 1134-2004). Current status: First instance, pending sentence.

During the periods covered by the financial statements, no other sanctions have been applied on the Company, its Directors or Executives.

Aguas Los Dominicos S.A.

Other administrative authorities:

In Resolution No. 426 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with written orders and instructions from that Superintendency to remit, within an established term, information on the "Coverage of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 19th Civil Court of Santiago (Case File No. 1189-2004). Current status: First instance, pending sentence.

During the periods covered by the financial statements, no other sanctions have been applied to the Company, its Directors or Executives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

30. SUBSEQUENT EVENTS

Inversiones Aguas Metropolitanas S.A.

By public deed dated July 15, 2005 granted before Santiago Notary Public Iván Torrealba, Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A., then being the only two partners in Inversiones Aguas Metropolitanas Limitada, and in accordance with Articles 96 and subsequent of Law 18.046, jointly agreed to reform its Articles of Association, changing its type of company, into a registered public corporation.

SUMMARY OF THE ARTICLES OF ASSOCIATION OF INVERSIONES AGUAS METROPOLITANAS S.A.

The articles of association of Inversiones Aguas Metropolitanas S.A. indicate that this is a company subject to the norms that govern registered companies, to its statutes and to the any other legal dispositions applicable.

The Company is domiciled in the City of Santiago and may establish branches, agencies or offices both within the country or overseas. The Company's duration is indefinite.

The Company's objectives are the following:

i) To invest in shares in the Chilean company Aguas Andinas S.A.;

ii) To provide all types of consultancy, advisory and other services related to the transfer of technology and know-how, technical assistance, business management and projects, especially those related to the management and operation of the water and sewage treatment activity. The capital is entirely paid up and amounts to the sum of Ch$468,751,176,308, divided into one thousand million (1,000,000,000) nominal shares, all with the same series and value, at par value.

The Company is managed by a Board of Directors composed of seven titular members, each with a deputy, and all are elected for a period of three years at the end of which they must be replaced or reelected.

The Board of Directors is the Company's legal and extralegal representative and, in order to comply with the Company's objective, its authority is broad and unrestricted in all its management power and provisions, except for those that the law or the statutes confer as an exclusive right to the General Meeting of Shareholders. In legal matters, it has all the power mentioned in both clauses of Article 7 of the Civil Procedures Code, notwithstanding the rights that legally pertain to the General Manager.

The Company has a General Manager whose position is outside of the Board of Directors; he is provided with all the power required to manage a business which the law allows or the Board of Directors shall confer upon him.

The Company will be dissolved upon the agreement of the General Meeting of Shareholders and due to other legal causes. Once the Company is dissolved, its liquidation will be carried out by a Liquidation Commission.

TRANSITORY DISPOSITIONS IN THE TRANSFORMATION DEED

These establish that the capital, which amounts to Ch$468,751,176,308 and is divided into 1,000,000,000 shares of one single series of equal individual value, is fully paid up as indicated in the deeds of the constitution of the Company as is its subsequent modification to a limited liability company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

The Capital was paid in by the partners in the following proportions:

a) Ch$375,469,692,223 was provided by Inversiones Aguas Del Gran Santiago S.A., which corresponds to 80.1% of the total of the paid-in capital of the limited liability company transferred to a registered company, in such a way that this shareholder holds 801,000,000 shares in Inversiones Aguas Metropolitanas S.A. which have been, since the date of the transformation, in the hands of Inversiones Aguas Del Gran Santiago S.A.; and

b) Ch$93,281,484,085 was provided by Ondeo Services Chile S.A., which corresponds to 19.9% of the total of the paid-in capital of the limited liability company transferred to a registered company, in such a way that this shareholder holds 199,000,000 shares in Inversiones Aguas Metropolitanas S.A. which have been, since the date of the transformation deed, in the hands of Ondeo Services Chile S.A.

NEW BOARD OF DIRECTORS

In the transformation mentioned previously, a provisional board of directors was elected and will be in office from July 15 of this year until the next Ordinary General Meeting of Shareholders. The Company will be managed by a provisional board comprised of Messrs. Angel Simon, Alfredo Noman, Xavier Amorós, Josep Bagué, Fernando Rayón, Alain Chaigneau and Jean Marc Boursier as titular members, and their respective alternates shall be Messrs. Patricio Prieto, José Vila, Claudio Undurraga, Lluis María Puiggarí, Fernando Samaniego, Jean Paul Minette and Fernando Bravo.

DESIGNATION OF EXTERNAL AUDITORS

Deloitte & Touche Sociedad de Auditores y Consultores Limitada have been appointed External Auditors until the first Ordinary General Meeting of Shareholders of the Company.

APPOINTMENT OF THE NEW GENERAL MANAGER

During the first meeting of the Company's Board of Directors held on July 18, 2005, Giovano Suazo was appointed General Manager of the Company.

REGISTRATION OF THE COMPANY IN THE REGISTER OF SHAREHOLDERS IN THE SUPERINTENDENCY OF SECURITIES AND INSURANCE

On July 15, 2005, Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A., as the only shareholders of Inversiones Aguas Metropolitanas S.A., agreed to proceed with the registration of the Company and its shares in the Register of Securities maintained by the Superintendency of Securities and Insurance in order for the Company and its shareholders to make public offers of the shares.

Subsidiaries

Aguas Andinas S.A.

At an Ordinary Meeting of the Board held on March 22, 2005, Roque Gistau's resignation as a Director was announced.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

At an Ordinary Meeting of the Board held on April 21, 2005, the whole Board of Directors was rescinded and the following were elected to the Board, either as Titular or Deputy members, for a full statutory period:

Titular directors	Deputy directors
Alfredo Noman Serrano	Angel Simon Grimaldos
Josep Bagué Prats	José Vila Bassas
Fernando Rayón Martin	Lluis María Puiggari Lalanza
Alain Chaigneau	Jean Michel Deslages
Carlos Mladinic Alonso	Jorge Bande Bruck
Daniel Albarrán Ruiz Clavijo	Claudio Maggi Campos
Bernardo Espinosa Bancalari	Roberto Hempel Holzapfel

On July 15 and 19, 2005, we reported the following to the Superintendency of Securities and Insurance:

1. Inversiones Aguas Metropolitanas Limitada, controlling shareholder of Aguas Andinas S.A., titleholder of 3,133,053,126 (Series A) shares issued by the latter, has reported that its partners—Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.—have agreed to transform Inversiones Aguas Metropolitanas Limitada into a limited liability company ruled by laws applicable to registered companies, retaining joint control through a shareholders' pact.

   Furthermore, the Company has reported the agreement to request the registration of the transformed company and its shares in the Securities Register maintained by the Superintendency of Securities and Insurance which, according to its communication, will enable it to place those shares on the market as appropriate.

2. At an Ordinary Meeting of the Board held on July 19, 2005, the following matters were agreed:

   a) Proceed with the obligatory advanced redemption of the entire Series A bonds, subseries A1 and A2. This issuance is registered in the Securities Register of that Superintendency under No. 266 of August 13, 2001, in accordance with Articles No. 104 of the Stock Market Law and Clause 3), subclause 13) of the bond issuance contract which exists as public deed dated June 19, 2001, granted before Santiago Notary Public Iván Torrealba and modified on August 2, 2001 and granted before Santiago Notary Public Juan Ricardo San Martin.

      In accordance with the above, the anticipated redemption will take place on September 1, 2005. The bonds will be redeemed at their nominal value plus interest accrued up until the date of redemption.

      With this aim, the Board of Directors specifically empowered the General Manager, Felipe Larraín Aspillaga, to take all the steps required by law and under the contract in question in order to proceed with the advanced redemption and payment of the bonds in question.

   b) Distribute Ch$21,416,378,060 from the profits for the year 2005 as an interim dividend. In view of this, the Company's dividend No. 41 will amount to Ch$3.5 per share and will be distributed as from September 27, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Aguas Cordillera S.A.

At an Ordinary General Meeting of Shareholders held on April 21, 2005, the following decisions, among others, were taken:

The Board of Directors was renewed and the following were elected members:

- Felipe Larraín Aspillaga
- Joaquín Villarino Herrera
- Ignacio Escudero García
- Luis Manuel Rodríguez Cuevas
- Igor Garafulic Olivares

On July 19, 2005, the Board of Directors of the Company reported the following:

The Board of Directors of the Company has unanimously agreed to proceed with the advanced redemption of the entire Series B, D and E bonds in accordance with articles 104, letter d) and 130 of the Stock Market Law and the corresponding clauses from each issuance contract. These correspond to the following issues:

1. Series B Bonds: Under Public Deed dated October 30, 1991 granted before Notary Public Raúl Undurraga, the contract for the Series B, subseries B1, B2 and B3 Bond Issue was signed. This was subsequently modified by Public Deed dated March 21, 2002 granted before Notary Public José Musalem. The issue is registered in the Register of Securities maintained by the Superintendency of Securities and Insurance under N° 154 of February 7, 1992.

2. Series D Bonds: Under Public Deed dated May 24, 1993 granted before Notary Public Raúl Undurraga, the contract for the Series D, subseries D1, D2 and D3 Bond Issue was signed. This was subsequently modified by Public Deed dated August 6, 1998 granted before Notary Public René Benavente and by Public Deed dated March 21, 2002 granted before Notary Public José Musalem. The issue is registered in the Register of Securities maintained by the Superintendency of Securities and Insurance under N° 167 of August 10, 1993.

3. Series E Bonds: Under Public Deed dated May 18, 1995 granted before Notary Public Gonzalo de la Cuadra, the contract for the Series E, subseries E1, E2 and E3 Bond Issue was signed. This was subsequently modified by Public Deed dated February 11, 1997 granted before Gonzalo de la Cuadra and by Public Deed dated July 27, 1998 granted before Notary Public René Benavente. The issue is registered in the Register of Securities maintained by the Superintendency of Securities and Insurance under N° 187 of August 11, 1995.

   The advanced redemption of the Series B and E Bonds will take place on January 1, 2006 and the redemption and payment of the Series D Bonds will take place on October 1, 2005. The bonds will be redeemed at a value equivalent to the amount of unpaid capital plus interest accrued, calculated to the day on which the advance payment is made. The Board tacitly empowered the General Manager, Victor de la Barra, to take all the necessary steps required by law and under the contracts in order to proceed with the advanced redemption and payment of the bonds in question.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Aguas Manquehue S.A.

During the Ordinary General Meeting of Shareholders held on April 21, 2005, the Board of Directors was renewed and the following new directors were elected: Felipe Larraín Aspillaga, Joaquín Villarino Herrera, Luis Manuel Rodríguez Cuevas, Carlos Alberto Rabat Vilaplana and Igor Garafulic Olivares.

On July 19, 2005 and in accordance with the agreements reached at the Ordinary General Meeting of Shareholders, the Directors of the Company have set September 26, 2005 as the date the final dividend will be paid.

The payment of this dividend shall be made with cheques made out to bondholders on the ex-dividend date.

Aguas Los Dominicos S.A.

During the Ordinary General Meeting of Shareholders held on April 21, 2005, the Board of Directors was renewed and the following new directors were elected: Felipe Larraín, Joaquín Villarino, Camilo Larraín, Luis Manuel Rodríguez and Igor Garafulic.

Other subsequent events

For subsidiaries Aguas Cordillera S.A. and Aguas Los Dominicos S.A.:

The new tariffs for the Company for the five years from 2005 to 2010 were published in the Official Gazette on July 5, 2005 and will apply to consumption as per the readings taken from June 30, 2005.

As of the date the current financial statements were issued, the Company's management is not aware of any other subsequent event that could significantly affect the financial situation and/or the results of the Company or its subsidiaries as of December 31, 2004.

31. ENVIRONMENT

Inversiones Aguas Metropolitanas S.A. has not disbursed any resources on Environmental Projects during the years 2004 and 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Subsidiaries

The principal capital projects made by the Company's subsidiaries in 2003 and 2004 to protect the environment have been the construction of the sewage treatment plants detailed below:

Name of the Project	2003	2004
	ThCh$	ThCh$
La Farfana Treatment Plant	57,996,889	11,667,090
Los Nogales Treatment Plant	801,089	2,563,081
Talagante Treatment Plant	216,215	2,293,719
El Monte Treatment Plant	727,434	705,160
Punta de Aguila Treatment Plant	272,536	173,399
Control of sludge at Treatment Plants	141,601	142,578
Curacaví Treatment Plant	26,787	117,566
Valdivia de Paine Treatment Plant	18,667	61,894
Esmeralda Melipilla Treatment Plant (Improvements)	53,899	58,933
El Trebal Treatment Plant	299,996	43,389
Prevention and neutralization of chlorine leaks at the Treatment Plants	—	35,432
Telemetry at Cexas and Esmeralda Treatment Plants	187,505	22,864
Buin Maipo Sewage Treatment Plant	59,615	1,647
Paine Treatment Plant	251,345	—
Total	61,053,578	17,886,752

32. LONG-TERM NOTES PAYABLE

Article No. 16 of Decree Law No. 70 published in the Official Gazette on December 30, 1998 and Article No. 42 of Supreme Decree No. 453 set out the rules on the possibility of demanding reimbursable financial contributions for capacity and for the extension of the corresponding service to whoever asks to be incorporated as a customer or requires a service expansion.

Under these regulations, as of December 31, 2003 and 2004, works for a value of ThCh$9,029,058 and ThCh$9,029,058, respectively, have been received under reimbursable financing contribution contracts for extensions. These works are shown as Fixed Assets of the Company.

The debt on reimbursable contributions is registered in "Long-term notes payable" for ThCh$22,038,099 and M$22,791,252 at December 31, 2003 and 2004, respectively.

33. TRANSFER OF OWNERSHIP OF SANITATION WORKS

Under an agreement signed on June 30, 1998 between the Metropolitan Regional Government and Aguas Andinas S.A., ownership of the sanitary works constructed or acquired with resources of the National Regional Development Fund was transferred to the Company. The assets transferred under this agreement, which constitute contributions from third parties, are governed by Decree Law No. 70 issued by the Ministry of Public Works in 1988 and the stipulations contained in Article No. 36 of the respective MINECON Law No. 453 of 1989.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

As at December 31, 1998, these assets were incorporated into the Company's fixed assets at a nominal value of Ch$1 each. As there is a prohibition on considering these assets transferred by the Regional Government as an investment for purposes of tariff setting, the Company cannot earn a return on them and they do not represent any additional profits-generating operations for the Company in addition to those already obtained since they started operations.

Furthermore, the cost-benefit is not altered with respect to previous years as the Company made no disbursements.

The maximum tariff contemplated for this type of contribution is intended only to cover the operating and maintenance costs required.

According to the instructions of the Superintendency of Securities and Insurance, in its Resolution 01489 of March 22, 2000, the estimated technical value of these works was determined for information purposes. At that time, this amounted to ThCh$1,545,106 and its depreciation, determined on the basis of its time in use, amounts to ThCh$457,491.

The principal criteria used in the valuation of these works included: earth movement, supply pipes, drinking water and sewage chambers and the labor costs, all as of December 2004. The average useful life of these assets is 406 months and their remaining average useful life at December 2004 is 304 months.

* * * * *

Pages F-57 through F-102 contain IAM's unaudited consolidated financial statements as filed by IAM with the SVS and translated into English for the convenience of the reader.

CONSOLIDATED BALANCE SHEETS

As at September 30, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of September 30, 2005)
(Unaudited)

	Notes	At September 30, 2004 ThCh$	At September 30, 2005 ThCh$
ASSETS			
CURRENT:			
Cash and banks		628,384	191,041
Time deposits		19,390,089	—
Marketable securities		1,789,988	1,243,357
Trade accounts receivable, net	(4)	27,307,473	27,157,010
Notes receivable, net	(4)	1,233,769	1,310,879
Sundry debtors, net	(4)	992,471	2,342,165
Notes and accounts receivable from related companies	(5)	21,474,917	21,206
Inventories, net		1,237,427	1,188,151
Taxes recoverable		2,131,112	716,808
Prepaid expenses		571,286	474,849
Deferred taxes	(6)	303,830	338,619
Other current assets	(7 - 8)	7,445,878	4,368,289
Total current assets		84,506,624	39,352,374
FIXED ASSETS:			
Land	(9)	32,628,212	32,806,087
Buildings and infrastructure	(9)	931,210,839	944,745,291
Machinery and equipment	(9)	106,274,990	108,048,702
Other fixed assets	(9)	19,168,540	19,213,397
Revaluation of fixed assets	(9)	4,812,802	4,777,439
Accumulated depreciation	(9)	(505,900,344)	(529,610,208)
Total fixed assets		588,195,039	579,980,708
OTHER ASSETS:			
Goodwill	(10)	381,046,098	355,880,312
Negative goodwill	(10)	(1,149)	(1,083)
Long-term receivables	(4)	10,551,100	9,709,966
Intangible assets	(11)	41,001,613	41,785,457
Accumulated amortization	(11)	(5,045,848)	(6,089,684)
Other	(12)	12,570,218	10,517,764
Total other assets		440,122,032	411,802,732
TOTAL ASSETS		1,112,823,695	1,031,135,814

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED BALANCE SHEETS

As at September 30, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of September 30, 2005)
(Unaudited)

	Notes	At September 30, 2004 ThCh$	At September 30, 2005 ThCh$
LIABILITIES			
CURRENT:			
Short-term portion of borrowings from banks and financial institutions	(13)	—	23,059,144
Long-term borrowings from banks and financial institutions—short-term portion	(13)	1,143,176	2,656,755
Bonds payable—short-term portion	(15)	20,093,797	35,723,167
Accounts payable		11,723,445	11,227,691
Notes payable	(32)	256,940	3,335,183
Sundry creditors		1,372,190	1,451,309
Notes and accounts payable to related companies	(5)	10,528,946	8,233,715
Accruals	(16)	16,621,786	14,387,862
Withholdings		5,223,731	4,897,808
Income tax		—	895,180
Unearned income		1,832,164	1,220,023
Other current liabilities		2,855	25,168
Total current liabilities		68,799,030	107,113,005
LONG TERM:			
Borrowings from banks and financial institutions	(14)	70,551,577	67,150,000
Bonds payable	(15)	219,360,727	165,216,241
Notes payable	(32)	27,831,467	23,826,681
Sundry creditors		2,075,246	1,546,049
Accruals	(16)	8,202,464	7,966,983
Deferred taxes	(6)	3,240,545	2,595,887
Other long-term liabilities		1,336,098	862,001
Total long-term liabilities		332,598,124	269,163,842
MINORITY INTEREST	(18)	180,770,863	173,834,933
SHAREHOLDERS' EQUITY:			
Paid-in capital	(19)	488,382,724	468,751,177
Price level restatement	(19)	16,751,834	11,520,171
Retained earnings	(19)	18,278,065	314,450
Interim dividends			(10,997,896)
Net income for the period	(19)	7,243,055	11,436,132
Total shareholders' equity		530,655,678	481,024,034
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,112,823,695	1,031,135,814

CONSOLIDATED STATEMENTS OF INCOME

For the nine-month periods ended September 30, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of September 30, 2005)
(Unaudited)

	Notes	For the nine-month period ended September 30, 2004 ThCh$	2005 ThCh$
OPERATING RESULTS			
Revenues from operations		144,380,160	155,429,134
Cost of operations		(59,332,772)	(61,443,782)
OPERATING MARGIN		85,047,388	93,985,352
ADMINISTRATIVE AND SELLING EXPENSES		(22,830,777)	(23,368,906)
OPERATING INCOME		62,216,611	70,616,446
NON-OPERATING (EXPENSE) INCOME			
Financial income		3,367,149	4,258,432
Other non-operating income	(20)	5,030,751	4,946,440
Amortization of goodwill	(10)	(18,881,970)	(18,882,508)
Financial expenses		(12,759,772)	(12,843,266)
Other non-operating expenses	(20)	(352,643)	(129,982)
Price-level restatement	(21)	1,400,399	1,421,652
Foreign exchange differences	(22)	(2,070)	(15,468)
Non-operating income (expense)		(22,198,156)	(21,244,700)
INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL		40,018,455	49,371,746
INCOME TAXES	(6)	(10,260,253)	(11,784,965)
INCOME BEFORE MINORITY INTEREST AND AMORTIZATION OF GOODWILL		29,758,202	37,586,781
MINORITY INTEREST	(18)	(22,515,197)	(26,150,699)
AMORTIZATION OF NEGATIVE GOODWILL	(10)	50	50
NET INCOME FOR THE PERIOD		7,243,055	11,436,132

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended September 30, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of September 30, 2005)
(Unaudited)

	Notes	For the nine-month period ended September 30, 2004 ThCh$	2005 ThCh$
NET CASH FLOW FROM OPERATING ACTIVITIES:			
Collection of trade accounts receivable		183,423,487	193,335,311
Financial income received		444,040	935,257
Other income received		3,754,827	1,867,859
Payments to suppliers and personnel		(70,490,193)	(69,760,837)
Interest paid		(8,446,202)	(8,308,477)
Income tax paid		(11,869,614)	(10,398,766)
Other expenses paid		(1,251,108)	(318,086)
VAT and similar payments		(19,057,241)	(20,995,749)
Total net cash flow from operating activities		76,507,996	86,356,512
NET CASH FLOW FROM FINANCING ACTIVITIES:			
Loans obtained		16,236,976	23,554,094
Loans from other sources		13,140,298	10,785,698
Payments of dividends		—	(39,922,978)
Capital reduction		—	(24,877,649)
Payment of loans		(380,378)	(704,405)
Bonds' payments		(1,530,556)	(39,555,858)
Other financing disbursements	(24)	(27,504,681)	(51,336,830)
Total net cash flow from financing activities		(38,341)	(122,057,928)
NET CASH FLOW FROM INVESTING ACTIVITIES:			
Proceeds from sales of fixed assets		1,855,048	1,612,361
Proceeds from sales of other investments		—	(240)
Payments received on other loans to related companies		—	54,083,755
Other investment income		—	(204)
Additions of fixed assets		(35,028,118)	(19,456,300)
Payment of capitalized interest		(144,341)	(284,414)
Other loans to related companies		(21,766,784)	(32,512,000)
Other investment disbursements		(308,678)	(1,555,076)
Total net cash flow from investing activities		(55,392,873)	1,887,882
TOTAL NET CASH FLOW FOR THE YEAR		21,076,782	(33,813,534)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS		(448,883)	(979,400)
NET CHANGE IN CASH AND CASH EQUIVALENTS		20,627,899	(34,792,934)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS		8,608,380	40,585,915
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	(24)	29,236,279	5,792,981

The accompanying notes form an integral part of these unconsolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended September 30, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of September 30, 2005)
(Unaudited)

	Notes	For the nine-month period ended September 30, 2004	2005
		ThCh$	ThCh$
RECONCILIATION OF NET INCOME FOR THE PERIOD WITH OPERATING CASH FLOW:			
Net income for the period		7,243,055	11,436,132
Gain on sale of fixed assets		(830,762)	(1,566,193)
Charges (credits) to income not representing cash flows:			
Depreciation for the period	(9)	24,031,311	24,527,675
Amortization of intangible assets	(11)	778,485	782,158
Write-offs and provisions		2,186,374	2,782,741
Amortization—goodwill	(10)	18,881,970	18,882,508
Amortization—negative goodwill		(50)	(50)
Net price-level restatement	(21)	(1,400,399)	(1,421,652)
Net foreign exchange differences	(22)	2,070	15,468
Other credits to income statement not representing cash flow		(1,859,455)	(2,560,868)
Other charges to income statement not representing cash flow		969,395	1,484,773
Changes in assets affecting operating cash flows (increase) decrease:			
Trade accounts receivable		4,605,697	1,341,037
Inventories		(398,062)	169,348
Other assets		2,552,204	1,178,473
Change in liabilities affecting operating cash flows increase (decrease):			
Accounts payable related to operating income		(3,811,349)	(6,766,785)
Interest payable		2,705,251	2,839,099
Income taxes payable		(2,049,863)	1,116,534
Other accounts payable related to the non-operating income (expense)		(581,322)	3,331,822
VAT and similar payable (net)		968,249	2,633,593
Minority interest	(18)	22,515,197	26,150,699
NET CASH FLOW FROM OPERATING ACTIVITIES:		76,507,996	86,356,512

The accompanying notes form an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

1. REGISTRATION IN THE SECURITIES REGISTER

Inversiones Aguas Metropolitanas S.A., Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A. are registered under Numbers 0912, 0346, 0369, 0389 and 0402, respectively, in the Securities Register of the Superintendency of Securities and Insurance. Consequently, these Companies are subject to the regulatory authority of that Superintendency.

2. ACCOUNTING PRINCIPLES APPLIED

a. Accounting period—These financial statements are presented as of September 30, 2004 and 2005 and for the periods of nine months then ended.

b. Preparation—These unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance.

In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail.

c. Presentation—For comparison purposes, the balance sheet at September 30, 2004 and the income statements for the period ended September 30, 2004 and their respective notes have been price-level restated by 3.0%, corresponding to the variation in the Consumer Price Index during the last twelve months, with a one-month time lag.

Certain reclassifications were made to the prior years' financial statements to conform to the current year presentation.

d. Basis of consolidation—The consolidated financial statements comprise the assets, liabilities, results and cash flows of the Company and its subsidiaries. The transactions undertaken between the consolidated companies have been eliminated and the participation of the minority investors has been recognized as Minority Interest.

The consolidated financial statements as of September 30, 2004 and 2005 include the following subsidiaries:

Companies included in the Consolidation

Tax I.D. No.	Name	Percentage participation 9-30-2004 (unaudited) Total	9-30-2005 (unaudited) Direct	9-30-2005 (unaudited) Indirect	9-30-2005 (unaudited) Total
80.311.300-9	Aguas Andinas S.A.	51.2020	51.2020	0.0000	51.2020
96.974.880-0	Aguas Industriales del Norte S.A.	60.0000	0.0000	0.0000	0.0000
80.311.300-9	Aguas Cordillera S.A.	99.9999	0.0000	99.9999	99.9999
96.945.210-3	Ecoriles S.A.	100.0000	0.0000	100.0000	100.0000
96.828.120-8	Gestión y Servicios S.A.	100.0000	0.0000	100.0000	100.0000
96.568.220-1	Aguas Los Dominicos S.A.	99.9497	0.0000	99.9497	99.9497
96.967.550-1	Análisis Ambientales S.A.	100.0000	0.0000	100.0000	100.0000
96.809.310-K	Comercial Orbi II S.A.	100.0000	0.0000	100.0000	100.0000
89.221.000-4	Aguas Manquehue S.A.	100.0000	0.0000	100.0000	100.0000
87.538.200-4	Hidráulica Manquehue Limitada	100.0000	0.0000	100.0000	100.0000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

e. Price-level restatement—The consolidated financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each period. For this purpose, and in conformity with current Chilean regulations, non-monetary assets and liabilities, shareholders' equity accounts and income and expense accounts have been restated each year in terms of year-end constant pesos. The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index ("CPI") of the National Association of Statistics, which was 1.9% and 2.4% for the nine-month periods ended September 30, 2004 and 2005, respectively. The index is based on the "prior month rule", pursuant to which the inflation adjustments are based on the Consumer Price Index at the close of the month preceding the close of the respective period or of the transaction.

This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. For comparative purposes, the consolidated financial statements for the nine-month periods ended September 30, 2004 and 2005 and the amounts disclosed in the related footnotes have also been restated using the same index in terms of Chilean pesos of September 30, 2005 purchasing power.

The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power, and to include in net income for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

f. Currency translation—Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each year end, at the following rates:

	2004 (unaudited)	2005 (unaudited)
	Ch$	Ch$
U.S. Dollar	608.90	529.20
Unidad de Fomento	17,190.78	17,717.56
Euro	757.34	636.13
UTA	360,804.00	372,120.00
UTM	30,067.00	31,010.00

Certain assets and liabilities are denominated in Unidades de Fomento ("UF"). The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on changes in the Consumer Price Index. The adjustments to the closing value of UF-denominated assets and liabilities are included in the price-level restatement account in the Consolidated Statement of Operations.

See Note 29 for the definition of UTA.

g. Time deposits—Time deposits are shown at cost plus indexation adjustments, if applicable, plus accrued interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

h. Marketable securities—Marketable securities reflect the investments in mutual funds units made by the Company. These are presented at their redemption value as at the closing date of these financial statements.

i. Inventories—Materials are shown at their price-level restated cost, which does not exceed their respective replacement costs at each period-end.

There is an allowance for obsolescence for slow-moving items remaining in inventory for more than one year.

j. Estimate of doubtful accounts—The estimate of doubtful accounts depends on the age of the accounts receivable and its history of collectibility, as follows:

A 100% provision is established for customers with debts past due for over eight months.

For the subsidiary Aguas Andinas S.A., a provision of 20% of the consumer debts renegotiated into repayment plans is established for cases classified as "non-governmentally subsidized". For cases classified as "governmentally subsidized clients", a provision of 40% of the agreed upon repayment amount plus interest, if applicable, is established. In the case of the subsidiaries, a provision of 20% of the agreed-upon repayment amount plus interest, if applicable, is established.

A provision is established for 100% of past due notes receivable.

k. Fixed assets—For the subsidiary Aguas Andinas S.A., the fixed assets transferred by the predecessor entity are shown at their appraisal values determined by independent consultants in accordance with a technical study made in 1977 and restated for inflation. Acquisitions after 1977 are shown at their restated cost.

The subsidiary Aguas Cordillera S.A. shows its specific accounts at cost, plus the incremental value, of a technical appraisal performed in 1977, both restated.

The Company and the other subsidiaries record their fixed assets at their restated cost.

The fixed assets include improvements but not maintenance costs or minor repair expenses which are charged to income in the year in which they are incurred.

Work-in-progress includes financing costs incurred until the assets are in a condition to be used, in accordance with Technical Bulletin No. 31 of the Chilean Institute of Accountants.

Furthermore, direct remunerations, consultancy costs and other inherent and identifiable expenses associated with the work-in-progress may be capitalized.

l. Depreciation of fixed assets—Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives of the respective assets.

m. Leased assets—Leasing contracts classified as capital leases are recorded in accordance with Technical Bulletin No. 22 of the Chilean Institute of Accountants.

Leased assets are valued and depreciated according to the same norms indicated for the remainder of the fixed assets.

The assets acquired this way are not legally owned by the Company until it has exercised its purchase option, and meanwhile the Company may not freely dispose of them.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

n. Intangible assets—Water rights, rights of way and other rights are shown at their restated cost of acquisition, net of amortization, in accordance with Technical Bulletin No. 55 of the Chilean Institute of Accountants.

Intangible assets are being amortized over a period of 40 years from the date of acquisition or as from 1998 (effective date of Chilean GAAP accounting for intangibles) as it is believed that they will provide benefits during those periods.

The Company retains certain rights to water use/supply or drinking water consumption which have been given to the Company by various governmental entities or municipalities which are valued on its books at zero. Additionally, those water use rights which have been acquired are amortized over a 40-year period using the straight-line method, or, for those which are acquired under lease are amortized over the contractual term of the lease.

o. Goodwill—Goodwill represents the excess paid over the proportional equity book value on the purchase of shares in Aguas Andinas S.A., Aguas Cordillera S.A. and Comercial Orbi II S.A. Negative goodwill represents the deficit between the price paid and the proportional equity book value on the purchase of shares in Hidráulica Manquehue Ltda. Negative goodwill and goodwill is amortized over a period of 20 years from the date of acquisition because it is estimated that the investment will be recovered over this period.

p. Operations under resale agreements—The securities under resale agreements are valued as fixed rate investments and are shown in Other Current Assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

q. Bonds payable—This is the obligation for the placement of bonds issued by the Company and certain of its subsidiaries in the domestic market, shown at their nominal value plus indexation adjustments and interest accrued at the period-end. The discount incurred on the placement of the bonds is deferred over the bond term, in accordance with Circular 1,370 of the Superintendency of Securities and Insurance.

The costs of placing bonds on the domestic market incurred by the subsidiary, Aguas Cordillera S.A., in the years 1991, 1992, 1993, 1994 and 1995, were charged to income in the respective years.

r. Income tax and deferred taxes—The Company and its subsidiaries have provided for income tax on the basis of net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin No. 60 and other instructions from the Chilean Institute of Accountants and contained in Circular 1,466 of the Superintendency of Securities and Insurance, the Company and its subsidiaries record the effects of deferred taxes resulting from timing differences, tax benefits related to tax loss carryforwards and other events that create differences between book and tax treatment. The subsidiary Aguas Andinas S.A. early adopted the Technical Bulletin and recorded such effects in the year ending on December 31, 1999.

The Company and other subsidiaries recorded these effects from the beginning of the year 2000, recording deferred taxes arising on the accumulated timing differences in asset and liability accounts with credits and charges, respectively, to complementary accounts which are amortized, affecting income tax for the period, over the estimated reversal period.

To the extent necessary, deferred tax assets are further reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

s. Derivative contracts—The Company has signed forward exchange contracts. These have been defined as hedges against a variation in the rate of exchange and have been recorded in accordance with Technical Bulletin No. 57 of the Chilean Institute of Accountants.

t. Severance indemnities—In the subsidiary Aguas Andinas S.A., a provision was established for severance indemnities under the shut-down method up until August 2002 for each of the existing collective contracts. This provision shall remain fixed as at that date and will only be restated quarterly, in accordance with the variation in the Consumer Price Index, due to the fact that as from August 2002, the new collective contracts came into effect and these establish that the severance indemnities will be those indicated in the Labor Code (for involuntarily terminated employees).

In the subsidiaries Aguas Cordillera S.A. and Aguas Los Dominicos S.A., provisions were established for severance indemnities under the shut-down method up until December 2002 and January 2003 for each of the existing union contracts. These provisions shall remain fixed as at those dates and will only be restated for inflation on a quarterly basis in accordance with the variation in the Consumer Price Index. This is due to the fact that as from those dates, the new collective contracts came into effect and these establish that the severance indemnities will be those indicated in the Labor Code (for involuntarily terminated employees).

The new union agreements signed with the employees of Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Dominicos S.A. establish that the employees that retire from the Company at the legal retirement age shall continue to accrue the benefit of a severance indemnity beyond the dates stated in the previous paragraphs.

This obligation of the subsidiary Aguas Andinas S.A. to pay the estimated additional indemnity that the workers who retire from the Company shall receive from the commencement of the new union agreements is provided for at its present value of the vested obligation discounted at a rate of 4.8% per annum.

In addition, in the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A., there are individual contracts which are accrued for under the shut-down method in accordance with what these contracts indicate.

Advances paid to personnel against these funds in Aguas Andinas S.A. and Aguas Cordillera S.A. are shown as long-term receivables. They will be offset against the final settlement after an indexation adjustment, as stipulated in the agreements mentioned.

u. Sales—The income from sales of the water treatment subsidiaries is recorded on the basis of the consumption read and billed to each customer, in accordance with the tariff fixed by the Superintendency of Sanitation Services (SISS) for a period of five years.

Consumption read and not invoiced is also recorded valued at the average tariff of each invoicing group.

v. Computer software—The computer software was acquired as computer packages and is shown in Other Fixed Assets, in accordance with Circular 981 of the Superintendency of Securities and Insurance.

w. Research and development expenses—Expenses incurred in studies and research and development expenses which are not associated with viable projects, are charged directly to income for the year. Otherwise, they form part of the costs of the corresponding project.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

x. Statement of cash flows—The Company considers as cash and cash equivalents its balances in cash, in unrestricted bank checking accounts, time deposits, marketable securities and repurchase/sale agreements whose redemption will take place within 90 days from the date the investment was made and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include revenues and expenses of the Company and its subsidiaries and all other income and expenses that are treated as non-operating in the income statement.

y. Impairment of long-lived assets—The Company reviews its long-lived assets for impairment whenever the operating revenues of the Company or of any one of its subsidiaries will not be sufficient, on a permanent basis, to cover all the costs including the depreciation of fixed assets. If this happens and the net book value of the fixed assets is higher than their realizable value, a break even analysis is then performed to determine the impairment loss that is required.

z. Translated—These financial statements have been translated into English for the convenience of the readers.

3. ACCOUNTING CHANGES

The subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Domínicos S.A. have collective labor contracts with their employees which provide for indemnities in accordance with the Labor Code and an additional indemnity if they retire rather than being involuntarily dismissed.

To calculate this additional indemnity, these subsidiaries use the present value of such obligations based on the vested obligation for indemnity awards for those who are covered by the collective contract and who they believe will be employed until retirement. The discount rate used for this calculation has been changed from 6.5% at December 2004 to 4.8% at September 2005, resulting from a study made by the subsidiaries.

The effect of the change in discount rate on the consolidated results for the 2005 period was charged to income immediately in the amount of ThCh$70,623.

There have been no other accounting changes that should be mentioned during the periods ended September 30, 2004 and 2005.

4. SHORT AND LONG-TERM ACCOUNTS RECEIVABLE

Trade accounts receivable relate to the subsidiaries billings for consumption of drinking water, sewage services, sewage treatment and other associated services, with balances classified as short and long-term.

The balance of trade accounts receivable includes a provision for revenue accrued as at September 30, 2004 and 2005 of ThCh$10,046,376 and ThCh$10,284,171 respectively, on unbilled meter readings at the end of each period.

The balance of accounts receivable as at September 30, 2004 and 2005 is broken down as follows:

a) For the subsidiary Aguas Andinas S.A.: Residential 79.72%, Commercial 16.74% and Industrial and Others 3.54%, while at September 2005 the breakdown was: Residential 79.92%, Commercial 16.97% and Industrial and Others 3.11%.

b) For Aguas Cordillera S.A.: Residential 84.15%, Commercial 15.49% and Industrial and Others 0.36%, while at September 2005 the breakdown was: Residential 84.42%, Commercial 15.25% and Industrial and Others 0.33%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

c) For Aguas Los Dominicos S.A.: Residential 89.89%, Commercial 10.05% and Industrial and Others 0.06%, while at September 2005 the breakdown was: Residential 89.73%, Commercial 10.19% and Industrial and Others 0.08%.

d) For Aguas Manquehue S.A.: Residential 70.25%, Commercial 26.05% and Industrial and Others 3.7%, while at September 2005 the breakdown was: Residential 70.76%, Commercial 29.23% and Industrial and Others 0.01%.

The subsidiaries have established allowances for doubtful accounts as follows:

a) Allowances for bad debts have been set up by the subsidiaries as explained in Note 2 j). Of the amounts provided for as of September 30, 2004 and 2005, ThCh$1,714,672 and ThCh$487,135, respectively, were the debits made to expense to create the allowance. Of these allowances as at September 30, 2004 and 2005, accounts receivable amounting to ThCh$7,875 and ThCh$1,268, respectively, have been written off.

b) Allowances on repayment agreements relate to agreements on the repayment of debts signed with customers by which they may have a right to a commercial discount in the event that they comply with what they have contracted. The allowance is ThCh$2,105,731 and the charge to income for discounts earned at September 30, 2005 was ThCh$289,731. At September 30, 2004 there was no allowance for discounts.

The principal component of long-term receivables is advances against indemnities, as indicated in Note 2 t).

Notes receivable consist of agreed upon payments negotiated with customers.

The balance of short-term sundry debtors corresponds principally to credit card receivables and long-term receivable agreements signed with property developers and to advances against indemnities.

	Current							Long term	
	Up to 90 days		90 days to 1 year		Subtotal	Total current (net)			
Account	2004	2005	2004	2005	2005	2004	2005	2004	2005
	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
Trade accounts receivable	37,699,338	36,210,336	1,964,310	2,377,560	38,587,896	27,307,473	27,157,010	1,485,931	1,932,907
Estimate of doubtful accounts	—	—	—	—	11,430,886	—	—	—	—
Notes receivable	811,189	887,707	544,320	596,867	1,484,574	1,233,769	1,310,879	187,076	167,556
Estimate of doubtful accounts	—	—	—	—	173,695	—	—	—	—
Sundry debtors	971,013	2,267,244	62,241	114,671	2,381,915	992,471	2,342,165	8,878,093	7,609,503
Estimate of doubtful accounts	—	—	—	—	39,750	—	—	—	—
Total long-term debtors								10,551,100	9,709,966

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

5. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Notes and accounts receivable

- The account receivable from Constructora ACSA Ltda. and Aguas de Levante S.A. relates to the sales of material with a term of 30 days, with no interest.
- There is also an account receivable from Aguas Décima S.A. for laboratory services and sales of materials with a term of 30 days, with no interest.
- The receivables from Aguas Argentinas S.A. and Aguas de Saltillo relate to the reimbursement of expenses.
- The account receivable from Degrémont S.A. Agencia en Chile corresponds to contracts for laboratory services with a term of 30 days, with no interest.
- The transactions with Brisaguas S.A. correspond to the sale of materials with a payment term of 70 days, with no interest.
- The account receivable from Cía. Hispanoamericana de Servicios S.A. relates to a sanitary services administration contract.
- The accounts receivable from Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A. correspond to trade current accounts but are not subject to interest and are price-level restated as from January 1, 2005.

Notes and accounts payable

- The contract for the construction of the La Farfana sewage treatment plant and its operation until July 2005 was awarded under a public tender to Degrémont S.A. Agency in Chile. This is a turnkey construction contract with a performance guarantee and the payments under this contract are expressed in Unidades de Fomento. The construction was concluded in September 2003 and the Company is charged for operating the plant from October 2003.
- The accounts payable with Aguas de Levante S.A. relates to the purchase of materials at a term of 30 days, with no interest.
- The accounts payable with Acsa Agbar Construcción S.A. relates to a contract for the renewal and installation of sewage piping and to withholdings made from payments on construction of certain projects.
- An amount is due to Clavegueram de Barcelona S.A. with respect to the reimbursement of expenses.
- The accounts payable with Brisaguas S.A. corresponds to collections paid in accordance with the contract.
- The accounts payable with Omnilogic Telecomunicaciones Chile relates to radio-communication and transmission network maintenance services.
- The accounts payable to Sociedad General Aguas de Barcelona S.A. and Suez Lyonnaise des Eaux relate to contracts in euros for services provided since the year 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Notes and accounts receivable

Tax I.D. No.	COMPANY	Short term 9-30-2004 (unaudited) ThCh$	Short term 9-30-2005 (unaudited) ThCh$
77329730-4	Inversiones Aguas del Gran Santiago S.A.	10,715,360	—
96885200-0	Ondeo Services Chile S.A.	10,715,360	—
77030800-3	Constructora ACSA Ltda.	656	636
1-9	Aguas Argentinas S.A.	14,497	—
96703230-1	Aguas Decima S.A.	11,056	3,562
1-9	Aguas de Saltillo	6,058	—
59066560-6	Degrémont S.A. Agencia en Chile	8,811	14,940
96864190-5	Brisaguas S.A.	731	—
96720930-9	Cía. Hispanoamericana de Servicios S.A.	2,388	—
59094680-K	Aguas de Levante S.A.	—	2,068
	Total	21,474,917	21,206

Notes and accounts payable

Tax I.D. No.	COMPANY	Short term 9-30-2004 (unaudited) ThCh$	Short term 9-30-2005 (unaudited) ThCh$
59066560-6	Degrémont S.A. Agencia en Chile	8,256,390	6,787,593
59094680-K	Aguas de Levante S.A.	452,043	138,682
59096940-0	Acsa Agbar Construcción S.A.	299,444	65,100
96864190-5	Brisaguas S.A.	—	5,691
96847530-4	Omnilogic Telecomunicaciones Chile	—	17,306
0000001-9	Sociedad General Aguas de Barcelona S.A.	455,157	365,803
0000001-9	Suez Lyonnaise Des Eaux	1,062,032	853,540
0000001-9	Clavegueram de Barcelona S.A.	3,880	—
	Total	10,528,946	8,233,715

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Transactions with indirectly related companies

Company	Tax I.D. No.	Relationship	Description of transaction	9-30-2004 Amount	9-30-2004 Effect on results (charge)/credit	9-30-2005 Amount	9-30-2005 Effect on results (charge)/credit
				(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
Suez Lyonnaise des Eaux	00000001-9	Indirect	Consultancy received	2,386,839	(2,386,839)	2,146,501	(2,146,501)
Sociedad Gral. Aguas de Barcelona S.A.	00000001-9	Indirect	Consultancy received	1,022,931	(1,022,931)	919,929	(919,929)
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Loans granted	—	—	36,273,546	—
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Loans granted	—	—	16,871,200	—
Degrémont S.A. Agencia en Chile	59.066.560-6	Related Co.	Construction of treatment plant	8,546,452	—	455,544	—
Aguas de Levante S.A.	59.094.680-K	Related Co.	Purchase of materials	1,132,682	(1,132,682)	991,764	(991,764)
Acsa Agbar Construcción S.A.	59.096.940-0	Related Co.	Contract renewal of piping	1,476,044	—	—	—
Degrémont S.A. Agencia en Chile	59.066.560-6	Related Co.	Plant operation	3,521,054	(3,521,054)	2,458,741	(2,458,741)
Acsa Agbar Construcción S.A.	59.096.940-0	Related Co.	Work in progress	103,725	—	—	—
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Loans granted	10,715,360	—	25,632,000	—
Ondeo Services Chile S.A.	96.885.200-0	Partner	Loans granted	10,715,360	—	6,368,000	—
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Reduction of capital in IAM	—	—	19,671,271	—
Ondeo Services Chile S.A.	96.885.200-0	Partner	Reduction of capital in IAM	—	—	4,887,120	—
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Profit distribution	—	—	31,681,185	—
Ondeo Services Chile S.A.	96.885.200-0	Partner	Profit distribution	—	—	7,870,857	—

6. DEFERRED TAXES AND INCOME TAX

a. Income tax

The detail of the net taxable income and related amounts at September 30, 2004 and 2005 of the Company and its subsidiaries is as follows:

Income Tax	2004	2005
	(unaudited) ThCh$	(unaudited) ThCh$
a. Taxable income	57,831,510	71,580,724
Tax losses utilized		
b. Unremitted tax earnings	79,651,942	59,996,604
c. 15% credit for shareholders	728,533	312,190
16% credit for shareholders	348,369	343,401
16.5% credit for shareholders	3,747,340	788,728
17% credit for shareholders	9,171,894	9,768,838

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

b. Deferred taxes

The timing differences and the deferred taxes as of September 30, 2004 and 2005 are as follows:

Account	9-30-2004				9-30-2005			
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities	
	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term
	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
Provision doubtful accounts	85,226	2,117,850	—	—	104,735	1,972,560	—	—
Unearned income	64,737	136,809	—	—	52,661	84,194	—	—
Provision for vacations	123,701	83,498	—	—	138,815	92,693	—	—
Leased assets	—	—	27,048	—	—	—	51,800	—
Depreciation of fixed assets	—	—	—	4,075,431	—	—	—	4,473,389
Severance indemnities	32,350	—	—	—	81,718	19,796	—	—
Other events	2,072	103,404	—	—	5,099	610,476	21,773	—
Accruals on participations	1,115	—	22	—	2,478	—	21	—
Obsolete materials	37,459	—	—	—	36,367	—	—	—
Costs of investments in related companies	—	—	13,231	286,602	—	—	13,231	264,196
Software	—	—	—	175,466	—	—	—	136,095
Bond placement discount	—	—	—	1,788,293	—	—	—	1,468,125
Tax losses	—	—	—	—	—	160,302	—	—
Litigation	4,687	146,227	—	—	11,629	—	—	—
Obsolescence fixed assets	—	10,276	—	—	—	—	—	—
Deferred expenses	—	—	10,322	89,833	—	—	11,074	85,838
Water rights	—	36,777	—	—	—	36,777	—	—
Reimbursable financial contributions	3,106	—	—	—	3,016	—	—	—
Provision on repayment agreements	—	—	—	—	—	352,875	—	—
Leasing transactions	—	—	—	—	—	—	—	—
Others								
Complementary accounts—net of amortization	—	—	—	(540,239)	—	—	—	(502,083)
Valuation allowance	—	—	—	—	—	—	—	—
Total	354,453	2,634,841	50,623	5,875,386	436,518	3,329,673	97,899	5,925,560

c. Income tax

The detail of the tax provision for the nine-month periods ended September 30, 2004 and 2005:

Income tax

	9-30-2004 (unaudited) ThCh$	9-30-2005 (unaudited) ThCh$
Current tax charge (tax provision)	(9,831,357)	(12,168,722)
Adjustment tax charge (previous year)	(195,732)	(45,787)
Deferred tax (expense) benefit	(180,000)	478,492
Effect of amortization on complementary accounts	(28,041)	(28,041)
Other charges or credits to the account	(25,123)	(20,907)
Total	(10,260,253)	(11,784,965)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

7. OTHER CURRENT ASSETS

The details of other current assets as at September 30, 2004 and 2005 are as follows:

Other current assets	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Instruments issued by the Central Bank of Chile	7,427,818	4,358,583
Other receivables	7,380	—
Guarantees for paving rights	9,765	9,706
Others	915	—
	7,445,878	4,368,289

8. INFORMATION ON OPERATIONS INVOLVING COMMITMENTS TO PURCHASE, COMMITMENTS TO SELL, SALES WITH REPURCHASE AGREEMENTS AND PURCHASES WITH RESALE AGREEMENTS OF INSTRUMENTS OR MARKETABLE SECURITIES

Details of the agreements in Chilean pesos signed at September 30, 2005 which correspond to fixed rate instruments with a resale agreement are as follows:

Dates								
From	To	Counterparty	Currency	Value at subscription date	Rate	Final value	Type of instrument	Market value
09-29-2005	10-11-2005	Banco Santander Santiago	Chilean Pesos	2,400,000	3,96% p.a.	2,403,168	PRBC	2,400,264
09-29-2005	10-10-2005	Banco Santander Santiago	Chilean Pesos	250,000	0,32% p.m.	250,320	PRBC	250,027
09-29-2005	10-10-2005	Banco Santander Santiago	Chilean Pesos	500,000	0,32% p.m.	500,587	PRBC	500,053
09-29-2005	10-11-2005	Banco de Crédito e Inversiones	Chilean Pesos	680,000	3,96% p.a.	680,898	PRBC	680,075
09-22-2005	10-06-2005	Banco de Chile	Chilean Pesos	347,052	0,33% p.m.	347,586	PRBC	347,357
09-26-2005	10-06-2005	Banco Santander Santiago	Chilean Pesos	180,730	0,32% p.m.	180,865	PRBC	180,807

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

9. FIXED ASSETS

These consist of the following:

	As of September 30,	
	2004	2005
	(unaudited) ThCh$	(unaudited) ThCh$
Land	32,628,212	32,806,087
Land	32,628,212	32,806,087
Buildings and infrastructure	474,753,104	475,467,480
Gross value	931,210,839	944,745,291
Accumulated depreciation	(456,457,735)	(469,277,811)
Machinery and equipment	70,808,551	62,552,043
Gross value	106,274,990	108,048,702
Accumulated depreciation	(35,466,439)	(45,496,659)
Other fixed assets	5,725,455	4,847,177
Gross value	19,168,540	19,213,397
Accumulated depreciation	(13,443,085)	(14,366,220)
Technical revaluation	4,279,717	4,307,921
Technical revaluation of land	5,343,968	5,341,419
Technical revaluation of distribution network	1,498,141	1,463,285
Accumulated depreciation	(1,474,907)	(1,459,074)
Technical revaluation of sewage collectors	(360,492)	(360,502)
Accumulated depreciation	227,044	240,706
Technical revaluation of civil works	(1,234,538)	(1,234,429)
Accumulated depreciation	359,806	381,298
Technical revaluation of machinery and equipment	(434,277)	(432,334)
Accumulated depreciation	354,972	367,552
Total net fixed assets	588,195,039	579,980,708

Depreciation for the period

For the nine-month periods ended September 30, 2004 and 2005, the charge to the income statement for depreciation is as follows:

	2004	2005
	(unaudited) ThCh$	(unaudited) ThCh$
Charged to:		
Cost of sales	22,003,858	22,183,343
Administrative and selling expenses	2,027,453	2,344,332
Total	24,031,311	24,527,675

The subsidiary Aguas Andinas S.A. has seventy-five plots of land recorded on its books. These were transferred free of charge by the Chilean State and are booked at a value of Ch$1 each. There are also fixed assets with an expired accounting useful life. For this reason, they have a net value of Ch$1 even though they are still in operation. Furthermore, there are amounts which are contributions from third parties and these are governed under Decree Law No. 70 of 1988 of the Ministry of Public Works and by the provisions of Article No. 36 of D.S. MINECON Regulation No. 453 of 1989. These are explained in Note 33.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

In 1989 and in accordance with Transitory Clause No. 3 of Decree Law 382 of 1988, the General Law on Sanitation Services, the subsidiary Aguas Cordillera S.A. removed from its accounts all assets financed by third parties and all Chilean State assets. As a result of the application of this regulation, the Company maintains physical control over those assets; however, the calculations of price-level restatement and depreciation of these assets do not affect its financial statements in any way.

Assets acquired under a 48-month capital lease from Telectronic S.A. are shown in other fixed assets at ThCh$15,930.

10. GOODWILL

As at September 30, 2004 and 2005, the balances of goodwill, representing the difference between the acquisition value and the equity book value of the acquired company, are as follows:

Goodwill

Tax I.D. No.	Company	9-30-2004 Amortization for the nine-month period (unaudited) ThCh$	9-30-2004 Balance Goodwill (unaudited) ThCh$	9-30-2005 Amortization for the nine-month period (unaudited) ThCh$	9-30-2005 Balance Goodwill (unaudited) ThCh$
61.808.000-5	Aguas Andinas S.A.	15,939,951	318,799,015	15,940,406	297,554,252
80.311.300-9	Aguas Cordillera S.A.	2,784,212	58,777,787	2,784,290	55,067,079
96.809.310-K	Comercial Orbi II S.A.	157,807	3,469,296	157,812	3,258,981
Total		18,881,970	381,046,098	18,882,508	355,880,312

NEGATIVE GOODWILL

Tax I.D. No.	Company	9-30-2004 Amortization for the nine-month period (unaudited) ThCh$	9-30-2004 Balance Negative Goodwill (unaudited) ThCh$	9-30-2005 Amortization for the nine-month period (unaudited) ThCh$	9-30-2005 Balance Negative Goodwill (unaudited) ThCh$
87.538.200-4	Hidraulica Manquehue Ltda.	50	1,149	50	1,083
Total		50	1,149	50	1,083

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

11. INTANGIBLE ASSETS

The balances as at September 30, 2004 and 2005 of the restated costs of intangible assets (Note 2 n) are:

	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Water rights	19,090,391	19,785,665
Leased water rights[1]	522,621	522,621
Rights of way	14,722,510	14,810,890
Other rights[2]	6,666,091	6,666,281
Subtotal	41,001,613	41,785,457
Accumulated amortization water rights	(2,745,668)	(3,237,877)
Accumulated amortization leasing[1]	(7,784)	(21,127)
Accumulated amortization rights of way	(1,919,904)	(2,289,045)
Amortization other rights[2]	(372,492)	(541,635)
Subtotal	(5,045,848)	(6,089,684)
Net total intangible assets	35,955,765	35,695,773

Amortization for the nine-month period:	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Water rights	368,104	367,437
Other rights	124,990	127,701
Rights of way	275,420	277,013
Leased water rights	9,971	10,007
Total amortization	778,485	782,158

(1) *The rights to the use of water acquired under the leasing contract signed on March 14, 2003 for a period of 48 months were registered as Intangible Assets.*

(2) *The other rights correspond to the purchase of rights to drinking water consumption from the Municipality of Santiago, which are being amortized over 40 years.*

The subsidiary Aguas Andinas S.A. has water rights to various natural sources, including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón, which were acquired gratuitously and have no value on the books.

Furthermore, the production of water supply from various wells located in the Metropolitan Region for which Aguas Andinas S.A. and its subsidiaries have the water rights concessions were granted to it gratuitously by the Water Department of the Ministry of Public Works and,therefore, have zero values on the books.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

12. OTHER ASSETS

The detail of these is as follows:

	As of September 30, 2004 (unaudited) ThCh$	As of September 30, 2005 (unaudited) ThCh$
Discount on placement of bonds and costs of issue	10,639,903	8,684,146
Advances on purchase of fixed and intangible assets	814,333	829,953
Prepaid expenses	533,898	467,603
Reimbursable financial contributions	343,276	317,366
Others	238,808	218,696
Total	12,570,218	10,517,764

13. SHORT-TERM BORROWINGS FROM BANKS AND FINANCIAL INSTITUTIONS

Included in this section are the loans that mature during the next twelve months and the accrued interest on bank borrowings classified as short term:

Tax I.D. No.	Bank or Financial Institution	Indexed (UF) 2004 (unaudited) ThCh$	Indexed (UF) 2005 (unaudited) ThCh$	Non Indexed Ch$ 2004 (unaudited) ThCh$	Non Indexed Ch$ 2005 (unaudited) ThCh$	TOTAL 2004 (unaudited) ThCh$	TOTAL 2005 (unaudited) ThCh$
Short-term							
97.036.000-K	Banco Santander—Santiago	—	—	—	7,547,666	—	7,547,666
97.004.000-5	Banco de Chile	—	10,011,478	—	5,500,000	—	15,511,478
Others		—	—	—	—	—	—
	TOTAL	—	10,011,478	—	13,047,666	—	23,059,144
	Principal outstanding	—	10,010,421	—	13,047,666	—	23,058,087
Average annual interest rate			5.85%		4.11%		
Long-term							
97.006.000-6	Banco Crédito Inversiones	411,418	411,476	—	—	411,418	411,476
97.004.000-5	Banco de Chile	—	—	126,787	1,167,577	126,787	1,167,577
97.036.000-k	Banco Santander—Santiago	—	—	216,330	382,920	216,330	382,920
97.032.000-8	Banco BBVA	—	—	388,641	694,782	388,641	694,782
	TOTAL	411,418	411,476	731,758	2,245,279	1,143,176	2,656,755
	Principal outstanding	408,578	408,833	—	950,000	408,578	1,358,833
Average annual interest rate		1.36%	2.53%	3.31%	5.99%		

Percentage of bank borrowings in local currency: 100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

14. LONG-TERM BORROWINGS FROM BANKS AND FINANCIAL INSTITUTIONS

Included in this section are the bank borrowings classified as long term.

			Years to Maturity				Close of current period		Close of previous period
Tax I.D. No.	Bank or Financial Institution	Denominated in	1 to 2 years	2 to 3 years	3 to 5 years	5 to 10 years	Total long-term as at close of financial statements	Average annual interest rate	Total long-term as at close of financial statements
			(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
97.006.000-6	Banco Crédito Inversiones	Indexed (UF)	—	—	—	—	—	—	408,577
97.004.000-5	Banco de Chile	Non indexed Ch$	1,900,000	1,900,000	3,800,000	2,850,000	10,450,000	6.08%	11,742,000
97.036.000-K	Banco Santander—Santiago	Non indexed Ch$	2,040,000	4,080,000	8,160,000	6,120,000	20,400,000	5.98%	21,012,000
97.032.000-8	Banco BBVA	Non indexed Ch$	8,066,667	8,066,667	16,133,333	4,033,333	36,300,000	5.94%	37,389,000
	TOTAL		12,006,667	14,046,667	28,093,333	13,003,333	67,150,000	—	70,551,577

Percentage of bank borrowings in local currency: 100%

15. BONDS PAYABLE

Included in this section are the balances of bonds issued by the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A., on the domestic market.

Aguas Andinas S.A.

Included are the balances of bonds issued by the Company in September 2001, December 2002 and May 2003 on the domestic market.

In September 2001, two series of bonds were issued: Series A for U.F.1.2 million repayable in the fifth year following their issue, which were repaid in September 2005, and Series B for U.F.1.8 million using a 21-year term with repayments commencing in 2008.

On October 10, 2002, the Superintendency of Securities and Insurance certified the registration of bonds for up to U.F.10 million. Of this amount, Series C bonds were issued with a nominal value of U.F.4.2 million and Series D with a nominal value of U.F.5.8 million.

In December 2002, Series C bonds for U.F.4.0 million were placed, with semi-annual repayments starting in June 2005 extending through December 2010.

On May 7, 2003, the Company placed Series D bonds on the domestic market and these were fully subscribed. This series has semi-annual repayments starting on June 1, 2005.

The respective accrued interest is shown in current liabilities.

Aguas Cordillera S.A.

Included here are the balances of bonds issued by the Company on the domestic market.

The short-term portion shows all the outstanding debt corresponding to the Series D bonds, pursuant to the board agreement to redeem all the bonds of that series in advance effective from October 1, 2005.

The respective interest accrued on these bonds as at the close of the period are shown in Bonds payable in current liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

The Bond issues made by the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A. carry the right to a general lien over the assets of Aguas Andinas S.A.

The summary of these bond issues as of the close of each nine-month period ended September 30 is as follows:

Registration Number of instrument	Series	Nominal amount outstanding	Indexation unit	Interest rate	Final maturity	Payment dates of Interest	Payment dates of Principal	Par value 2004	Par value 2005	Placed in Chile or abroad
		(unaudited)	(unaudited)	(unaudited) %	(unaudited)	(unaudited)	(unaudited)	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited)
Long-term bonds - short-term portion										
266.................	BEMOS A1	—	UF	6.00%	09.01.2005	Semi-annual	at maturity	32,716	—	Locally
266.................	BEMOS A2	—	UF	6.00%	09.01.2005	Semi-annual	at maturity	71,975	—	Locally
266.................	BEMOS B1	—	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	63,577	63,616	Locally
266.................	BEMOS B2	—	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	99,906	99,968	Locally
305.................	BAGUA C1	166,667	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	1,723,777	3,180,619	Locally
305.................	BAGUA C2	500,000	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	5,171,326	9,541,849	Locally
305.................	BAGUA D1	344,827	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	3,549,309	6,563,449	Locally
305.................	BAGUA D2	655,172	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	6,743,693	12,470,564	Locally
141.................	SERIES A	11,109	UF	7.00%	10.01.2005	Semi-annual	Semi-annual	393,640	203,605	Locally
154.................	SERIES B	6,009	UF	7.00%	07.01.2006	Semi-annual	Semi-annual	102,970	108,288	Locally
163.................	SERIES C	21,415	UF	6.00%	01.01.2006	Semi-annual	Semi-annual	742,357	385,021	Locally
167.................	SERIES D	98,511	UF	6.00%	04.01.2007	01.10.05	01.10.05	873,995	1,796,970	Locally
187.................	SERIES E	60,000	UF	6.50%	01.01.2009	Annual	Semi-annual	524,556	1,309,218	Locally
Total short-term portion								20,093,797	35,723,167	
Long term bonds										
266.................	BEMOS A1	—	UF	6.00%	09.01.2005	Semi-annual	at maturity	6,639,939	—	Locally
266.................	BEMOS A2	—	UF	6.00%	09.01.2005	Semi-annual	at maturity	14,607,865	—	Locally
266.................	BEMOS B1	700,000	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	12,394,553	12,402,292	Locally
266.................	BEMOS B2	1,100,000	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	19,477,154	19,489,316	Locally
305.................	BAGUA C1	750,000	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	16,230,960	13,288,166	Locally
305.................	BAGUA C2	2,250,000	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	48,692,884	39,864,509	Locally
305.................	BAGUA D1	1,482,759	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	32,360,165	26,270,876	Locally
305.................	BAGUA D2	2,817,241	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	61,484,306	49,914,642	Locally
141.................	SERIES A	—	UF	7.00%	10.01.2005	Semi-annual	Semi-annual	196,698	—	Locally
154.................	SERIES B	—	UF	7.00%	07.01.2006	Semi-annual	Semi-annual	106,391	—	Locally
163.................	SERIES C	—	UF	6.00%	01.01.2006	Semi-annual	Semi-annual	379,177	—	Locally
167.................	SERIES D	—	UF	6.00%	04.01.2007	01.10.05	01.10.05	1,744,282	—	Locally
187.................	SERIES E	225,000	UF	6.50%	01.01.2009	Annual	Annual	5,046,353	3,986,440	Locally
Total long-term bonds								219,360,727	165,216,241	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

16. ACCRUALS AND WRITE-OFFS

The detail of accruals as at September 30, 2004 and 2005 is as follows:

	Current Liabilities		Long-term Liabilities	
	2004	2005	2004	2005
	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
Services	10,902,797	8,356,906	—	—
Bonuses[1] and profit sharing	2,233,211	2,306,046	—	—
Severance indemnities (Note 17)	849,751	890,587	8,144,359	7,916,243
Accrued vacations	1,221,812	1,361,812	—	—
Pending litigation	898,878	1,011,362	—	—
Other staff benefits	69,754	29,089	—	—
Intangible assets and others	220,340	213,922	—	—
Projects aborted	167,248	162,377	—	—
Others	57,995	55,761	58,105	50,740
Total	16,621,786	14,387,862	8,202,464	7,966,983

(1) *For the subsidiary Aguas Andinas S.A., these are shown net of advances made during the periods ended September 30, 2004 and 2005 for ThCh$160,639 and ThCh$149,833, respectively.*

The amounts for write-offs are shown in Note 4 (Short and long-term receivables).

17. SEVERANCE INDEMNITIES

For the nine-month periods ended September 30, 2004 and 2005, the movements in the accruals for severance indemnities (including the short-term portion) are as follows:

	2004	2005
	(unaudited) ThCh$	(unaudited) ThCh$
Opening balance	9,410,991	8,819,531
Increase in accrual	119,235	1,501,643
Payments in the year	(751,081)	(1,767,863)
Price-level restatement	214,965	253,519
Total	8,994,110	8,806,830

The severance indemnity has been calculated in accordance with the explanation in Note 2 t).

The charge to income for severance indemnities for the nine-month periods ended September 30, 2004 and 2005 amounts to ThCh$710,021 and ThCh$1,682,608, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

18. MINORITY INTEREST

The Minority Interest is as follows:

	Percentage of minority interest as of September 30,		Minority interest in shareholders' equity as of September 30,		Minority interest in net income for the nine-month periods ending September 30,	
	2004	2005	2004	2005	2004	2005
Name	(unaudited) %	(unaudited) %	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
Aguas Andinas S.A.	48.7980	48.7980	180,767,420	173,831,609	(22,515,339)	(26,150,479)
Aguas Industriales del Norte S.A.	40.0000	0.0000	335	—	367	13
Aguas Los Dominicos S.A.	0.0504	0.0504	3,104	3,319	(224)	(232)
Aguas Cordillera S.A.	0.0001	0.0001	4	5	(1)	(1)
Total			180,770,863	173,834,933	(22,515,197)	(26,150,699)

19. MOVEMENT IN EQUITY ACCOUNTS

The movement in the equity accounts of the Company during the nine-month periods of 2004 and 2005 is as follows:

In accordance with the deed modifying the equity dated September 30, 2005, the following was agreed upon:

Profits distribution—To distribute retained earnings of ThCh$28,586,355 in cash according to the proportionate shareholdings, and simultaneously to both partners (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.).

In accordance with the deed modifying capital dated June 14, 2005, the following was agreed upon:

Increase in capital—Increase the capital of the Company by ThCh$19,151,583 by capitalizing the corresponding price-level restatement.

Reduction in capital—Reduce the Company's capital by ThCh$24,558,390. Once made, the capital will be equal to ThCh$468,751,177. The amount of the reduction was distributed equally in cash simultaneously between the two partners (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.).

The board meeting held on August 29, 2005 agreed to the following:

To distribute interim dividends of ThCh$10,965,000 against the net income of 2005. This was paid simultaneously in cash, in the percentages of their shareholdings, to both shareholders (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

The changes in the equity of the Company during the nine-month periods ended September 30, 2004 and 2005 are the following:

	9/30/2004				9/30/2005				
	Paid-in capital	Price-level restatement	Retained earnings	Net income for the period	Paid-in capital	Price-level restatement	Retained earnings	Interim dividends	Net income for the period
	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
Opening balance	474,157,984	7,119,651	8,032,626	9,382,187	474,157,984	19,151,583	17,850,183		10,736,172
Distribution of previous year's result	—	—	9,382,187	(9,382,187)	—	—	10,736,172		(10,736,172)
Final dividend prev. year		—					(28,586,355)		
Capitalization retained earnings and/or profits	—	—	—	—	19,151,583	(19,151,583)	—		—
Capital reduction	—	—	—	—	(24,558,390)	—	—		—
Price-level restatement	—	9,144,266	330,882		—	11,520,171	314,450	(32,896)	
Net income for period	—	—	—	7,032,092	—	—	—		11,436,132
Interim dividends								(10,965,000)	
Closing balance	474,157,984	16,263,917	17,745,695	7,032,092	468,751,177	11,520,171	314,450	(10,997,896)	11,436,132
Restated balances	488,382,724	16,751,834	18,278,065	7,243,055					

Series	No. of Shares Subscribed (unaudited)	No. of Shares Paid (unaudited)	No. of Shares with Voting Rights (unaudited)
UNICA	1,000,000,000	1,000,000,000	1,000,000,000

Series	Capital Subscribed	Capital Paid
UNICA	468,751,177	468,751,177

20. OTHER NON-OPERATING INCOME AND EXPENSES

The details of other non-operating income and expenses for the nine-month periods ended September 30, 2004 and 2005 are as follows:

	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Other non-operating income		
Income from agreements and others[1]	1,777,086	621,577
Services to third parties[2]	1,406,947	1,181,344
Sale of fixed assets[4]	830,762	1,566,193
Fines to suppliers and contractors[3]	506,435	1,019,790
Services to customers	144,596	213,224
Real estate rental	182,944	185,908
Insurance claim	48,329	5,233
Recognition of overdue obligations	—	19,602
Reimbursement of social security contributions	32,973	7,621
Others	100,679	125,948
Total other income	5,030,751	4,946,440

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Other non-operating expenses		
Donations	64,685	45,487
Legal costs	—	5,174
Projects aborted	98,494	29,259
Asset write-off	34,632	1,212
Fines	5,433	2,499
Asset obsolescence	139,579	—
Materials write-off	—	4,253
Materials sale	—	21,612
Others	9,820	20,486
Total other expenses	352,643	129,982

(1) *Mainly relate to agreements signed with real-estate developers under which Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Manquehue S.A. are obligated to add certain areas to their concession zones and to provide the public sanitation services there indefinitely.*

(2) *Services for third parties relates to those services associated with the business, mainly engineering services.*

(3) *Includes a transaction with Degremont for discrepancies in the application and interpretation of the La Farfana treatment plant construction contract.*

(4) *Includes land expropriations.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

21. PRICE-LEVEL RESTATEMENT

The details of price-level restatement, calculated as stated in Note 2 e), are the following:

	Indexation Unit (unaudited)	9/30/2004 (unaudited) ThCh$	9/30/2005 (unaudited) ThCh$
Assets (charges) / credits			
Inventories	CPI	64,925	58,388
Fixed assets	CPI	11,090,648	13,699,183
Positive goodwill	CPI	7,704,196	9,186,238
Intangible assets	CPI	740,524	856,758
Other monetary assets	CPI	275,503	941,709
Other monetary assets	UF	42,436	110,291
Other non-monetary assets	CPI	89,340	(15,828)
Other non-monetary assets	UF	89,608	62,508
Expense and cost accounts	CPI	1,016,416	1,295,979
Total credits		21,113,596	26,195,226
Liabilities (charges) / credits			
Shareholders' equity	CPI	(9,759,402)	(11,801,726)
Minority interest	CPI	(2,930,701)	(3,584,648)
Bonds payable	UF	(3,722,310)	(4,975,844)
Notes payable	UF	(271,796)	(215,816)
Borrowings from banks	UF	(14,613)	(33,876)
Monetary liabilities	UF	(183,857)	(406,004)
Monetary liabilities	CPI	(219,661)	(324,221)
Non-monetary liabilities	CPI	(74,054)	(77,189)
Accounts payable	CPI	(21,221)	—
Non-monetary liabilities	UF	(114,870)	(180,541)
Income accounts	CPI	(2,400,712)	(3,173,709)
Total charges		(19,713,197)	(24,773,574)
Gain (loss) from price-level restatement		1,400,399	1,421,652

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

22. EXCHANGE DIFFERENCES

The exchange differences during the nine-month periods ended September 30, 2004 and 2005 were as follows:

	Currency	2004	2005
	(unaudited)	(unaudited) ThCh$	(unaudited) ThCh$
Assets (charges) / credits			
Cash and banks	US Dollar	(938)	(19,919)
Financial investments	US Dollar	(489)	—
Other assets	US Dollar	(84)	(1,274)
Other assets	Euro	(2)	(380)
Inventories	US Dollar	(288)	424
Inventories	Euro	(893)	—
Cash and banks	Euro	—	32
Total charges		(2,694)	(21,117)
Liabilities (charges) / credits			
Accounts payable	US Dollar	721	7,611
Accounts payable	Euro	(1,342)	(4,814)
Sundry creditors	US Dollar	—	—
Other liabilities	US Dollar	(303)	222
Other liabilities	Euro	1,548	2,630
Total credits		624	5,649
Gain (loss) from exchange difference		(2,070)	(15,468)

23. SHARE AND BOND ISSUE AND PLACEMENT COSTS

During the months of September 2001, December 2002 and May 2003, the subsidiary, Aguas Andinas S.A. issued and placed bonds on the domestic market. In accordance with Circular 1,370 of the Superintendency of Securities and Insurance, the related costs that correspond to payments to the credit-rating agencies, stamp tax and other general expenses were deferred. These expenses are recorded in Other Assets and are broken down as follows:

Bonds	Gross capitalized expenses 2004	2005	Amortization period
	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) Years
Series A	350,396	—	5
Series B	525,594	525,609	21
Series C	1,243,722	1,243,757	8
Series D	2,570,200	2,570,273	6
Total	4,689,912	4,339,639	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

24. STATEMENT OF CASH FLOWS

In the statement of cash flows, cash equivalents consist of financial investments, including time deposits, marketable securities and purchase/sale agreements with terms of less than 90 days from their investment dates. The details of the balance of cash and cash equivalents are as follows:

	As of September 30, 2004 (Unaudited) ThCh$	2005 (Unaudited) ThCh$
Cash and banks	628,384	191,041
Time deposits	19,390,089	—
Marketable securities (fixed-income mutual funds)	1,789,988	1,243,357
Other current assets (purchases under resale agreements)	7,427,818	4,358,583
Balance of cash and cash equivalents	29,236,279	5,792,981

Other financing:

These represent exclusively the collection of Reimbursable Financing Contributions from clients, according to current legislation (Decree Law N° 70 of 1988).

Other financing disbursements:

These comprise:

- Payments on promissory notes issued against Reimbursable Financing Contributions for terms of over 10 years.
- Dividend payments made by Aguas Andinas S.A. to its minority shareholders.

Investment activities that commit future cash flows for the subsidiaries relate to work in progress which as at September 30, 2004 and 2005 amounted to commitments of ThCh$14,569,949 and ThCh$15,106,764, respectively.

25. DERIVATIVE CONTRACTS

As of September 30, 2005, the Company maintains derivative contracts with financial institutions for the purpose of covering exchange rate risks according to the following details. These have been valued in accordance with the criteria described in Note 2 s).

	Description of the Contracts								Accounts Affected			
						Entry or Transaction Protected			Assets/Liabs.		Effect on Results	
Type of Derivative	Type of Contract	Amount of Contract	Term or Maturity	Specific Item	Position Purch/Sale	Name	Amount	Value of Protected Item	Name	Amount (Unaudited)	Carried Out (Unaudited)	Not Carried Out (Unaudited)
Forward	CCPE	313,872	IV_2005	Exchange Rate	P	Accounts Payable Rel. Co's.	312,269	312,269	Obligs. on Forwards	313,872	-1,603	0
Forward	CCPE	152,439	IV_2005	Exchange Rate	P	Accounts Payable Rel. Co's.	150,834	150,834	Obligs. on Forwards	152,439	-1,606	0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

26. CONTINGENCIES AND RESTRICTIONS

a. Direct guarantees

Performance bonds have been issued in favor of the Superintendency of Sanitation Services to guarantee the provision of services and development programs in the Company's concession areas and to other institutions for ThCh$9,797,211 and ThCh$12,988,654 as of September 30, 2004 and 2005, respectively.

b. Lawsuits pending

The details of the principal lawsuits of the consolidated affiliates are as follows:

➤ Court: 15th Civil Court of Santiago; Case file: 1337-1996

Aguas Andinas S.A. was sued by a private individual for not having been able to exploit mining deposits on land that was expropriated by the Treasury for the construction of the El Yeso reservoir. At the time of the expropriation, Aguas Andinas S.A. was not the owner of the reservoir as this was transferred to it in 1990. The amount is not determined. Judgment in the first instance ordered the Treasury to indemnify the plaintiff and the demand against Aguas Andinas S.A. was dismissed. The Treasury has appealed against the decision.

On the basis of this information, it is most improbable that a judgment in the second instance would order Aguas Andinas S.A. to pay any sum at all.

➤ Court: 11th Civil Court of Santiago; Case file: 5716-1999

Aguas Andinas S.A. was sued severally by a gas company for damages to a pipeline made by a construction company. Aguas Andinas S.A. alleges that it has no responsibility in this incident as it has no relationship whatsoever with the cause of the damage and the works are not owned by it nor are they its responsibility. The amount payable in the event of an unfavorable result would be ThCh$85,816, plus indexation and interest. Sentence has been passed at the first instance rejecting the suit against Aguas Andinas S.A. accepting only a part of the suit against the construction company for a far lower figure. The gas company has appealed and asked that the suit be entirely accepted, also against Aguas Andinas S.A.

➤ Court: 4th Civil Court of Santiago; Case file: 2235-2001

A company sued Aguas Andinas S.A. alleging that it had occupied its property without authorization for the construction of the El Trebal Treatment Plant. Aguas Andinas S.A. alleges that it obtained the rights of way from third parties. The amount of the demand is not determined as no indemnity has been sought, only the return of the land. Judgment in favor of Aguas Andinas S.A. was given in the first instance, rejecting the suit and with costs. The plaintiff has appealed against the judgment.

➤ Court: 29th Civil Court of Santiago; Case file: 1400-2001

An individual sued Aguas Andinas S.A. alleging having suffered enormous damage on the sale of 8.1 hectares of land for the construction of part of the El Trebal Plant. Aguas Andinas S.A. claims to have paid a fair price. The amount sought is approximately ThCh$120,000.

Judgment in the first instance rejected the suit. The plaintiff has appealed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

➤ Court: 14th Civil Court of Santiago; Case File No.: 169-2003

A company sued Aguas Andinas S.A. seeking the absolute nullity of Sociedad Gestión y Servicios S.A. in which Aguas Andinas S.A. has a 1% shareholding.

Final sentence was given on March 2, 2005 denying the suit and condemning the plaintiff to pay the costs. The plaintiff has appealed.

➤ Court: 11th Civil Court of Santiago; Case File No.: 3541-2004

Aguas Andinas S.A. was sued for the payment of an indemnity for extra-contractual liability for environmental damage, an offense against Law No. 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to its neighbors, in addition to enormous financial damage as a result of the drop in the value of plaintiffs' properties. Amount involved: U.F. 506,594. Current status: First instance – discussion period. Exceptions were presented in order to correct irregularities in the suit and in the procedure that led to the damages under Law 19,300. There is a high possibility of success in this case as the suit lacks a solid foundation. In any case, the result will depend on the proof of damages submitted. The process has not yet commenced.

➤ Court: 19th Civil Court of Santiago; Case File No.: 2632-2004

A private individual is requesting the reversal of the sale of some water rights to Aguas Andinas S.A. through a third party, sustaining that such sale violated his rights. He is demanding the restitution of the water rights that were acquired for U.F. 5,525. The evidence stage is pending. According to information at hand, this suit will not be successful.

➤ 11th Civil Court of Santiago; Case File No.13.214—2004

Aguas Andinas S.A. was sued for damages and extra-contractual liability for environmental damage, an offense under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to enormous financial damage as a result of the drop in the value of plaintiffs' properties. Amount involved: U.F. 410,759 plus indexation and interest. Current status: First instance—discussion period. Exceptions were presented in order to correct irregularities in the suit is under Law 19,300. There is a moderate possibility of success; the result will depend on the proof of damages submitted. The court process has not yet commenced.

➤ 18th Civil Court of Santiago; Case File No. 322-2005

Aguas Andinas S.A. was sued for technical faults and defects at the La Farfana Sewage Plant, causing bad odors that have affected the physical and psychological health of the neighbors.

Amount demanded: ThCh$3,890,000 plus indexation and interest.

It is believed that it is improbable that damage can be shown affecting or putting at risk the psychological or physical health of the plaintiffs from the bad odors. Even so, the success of the demand will depend on the evidence and whether such odors are considered as moral damage.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

➤ Tribunal: 1° Juzgado Laboral de Santiago; Causa Rol: 5245-2005

Aguas Andinas S.A. was sued by 13 former employees in an ordinary labor suit concerning their cause of severance based on "needs of the company", on May 20, 2005. They are seeking the payment of an additional 50% over their respective indemnities for years of service. The amount of the suit is approximately ThCh$156,640. Present status: the suit was answered and the result will depend on the evidence regarding the cause of severance. The judgment stage has not yet begun.

➤ Court: 11th Civil Court of Santiago; Case file: 4693-99

This is a lawsuit for alleged damages initiated by 79 neighbors of the municipality of Lo Barnechea due to supply problems that occurred in October and November 1996. The indemnity sought is for ThCh$728,626 for material damages. The Court of Appeals has accepted the appeal by Aguas Cordillera S.A. and the plaintiffs have presented a new suit. The judgment period is ending. Aguas Cordillera S.A. has good possibilities of winning the case.

➤ Court: 8th Civil Court of Santiago; Case file: 1158-2002

This is a lawsuit for moral damages deriving from the dismissal without proven cause of an ex-worker of Aguas Cordillera S.A. This was declared unjustified by the Supreme Court. The indemnity sought is for ThCh$140,000.

Current status: Sentence in favor of Aguas Cordillera S.A.

The plaintiff has submitted an appeal. It is probable that the court will confirm the judgment of the first instance.

The consolidated affiliates are party to other lawsuits of lesser amounts on which there are good probabilities of favorable outcomes.

Management, along with its legal advisors, does not believe that the outcome of all claims and lawsuits will have a material adverse effect on the Company's financial position or results of operations. However, Management has accrued provisions for certain contingencies, which are disclosed in Note 16.

c. Bond issue covenants

The Company Aguas Andinas S.A. has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1. Send to the representative of the Bond Holders a copy of the Company's quarterly and audited annual unconsolidated and consolidated financial statements and of the subsidiaries registered with the Superintendency of Securities and Insurance within the same time limits set by the Superintendency of Securities and Insurance together with all the public information reported to that Superintendency.

2. Record in its books any provisions for adverse contingencies that may arise and which, in management's opinion, should be reflected in the financial statements except the cases involving contributions or transfers of essential assets to Subsidiaries.

3. Maintain insurance coverage that reasonably protects its assets, including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

4. The Company promises to monitor that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.
5. Maintain a debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the debt-to-equity ratio.
6. The Company may not sell, assign or transfer essential assets (public-utility concessions granted by the Superintendency of Sanitation Services for Greater Santiago), except for contributions or transfers of essential assets to subsidiary companies.

Aguas Andinas S.A. has the following obligations and restrictions contained in loan agreements with several local banks:

1. A debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the debt to equity ratio.
2. Prohibition on the disposal or loss of title over essential assets except for contributions or transfers of essential assets to subsidiaries.
3. Send to the different banks with which Aguas Andinas S.A. has credit facilities, a copy of the Company's quarterly and audited annual unconsolidated and consolidated financial statements within a maximum term of five days from the time they were sent to the Superintendency of Securities and Insurance.
4. Record in its books any provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in the financial statements of the Company.
5. Maintain insurance coverage that reasonably protects its assets, including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.
6. Send a Certificate issued by the General Manager of the Company confirming compliance with the obligations assumed in the loan agreement.
7. Prohibition on the payment of dividends if there is a case of past dues or delays in the payment of some loan installment, except for the obligatory minimum dividend.
8. Maintain a financial expense coverage ratio of at least 3:1 calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio between operating income plus depreciation and amortization of intangible assets for the year, divided by financial expenses.
9. Prohibition on the liquidation or dissolution of the Company, its operations or the business in which it engages; or to participate in any action or contract with the purpose of creating a merger or a consolidation, except in the case of a merger with its current subsidiaries.
10. The Company promises to monitor that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Aguas Cordillera S.A. has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1. Send to the representative of the Bond Holders a copy of any material information required by the Superintendency of Securities and Insurance.
2. Notify the representative of the Bond Holders of the announcements of all Ordinary and Extraordinary General Meetings of Shareholders.
3. Refrain from investing in instruments issued by related parties and from entering into any other operations with them outside the normal course of business, in conditions detrimental to the issuer.
4. Notify the representative of the Bond Holders of any reduction by over 5% in its participation in the equity of its subsidiaries and any other reduction that would mean losing its control of the company.
5. Maintain a debt ratio, defined as the ratio between short and long-term liabilities and shareholders' equity not greater than 1.5:1. In the case of consolidated financial statements, minority interest shall be considered as shareholders' equity. The debt ratio will be measured and calculated quarterly on the unconsolidated and consolidated financial statements presented in the form and on the dates required by the Superintendency of Securities and Insurance.
6. Maintain any assets that could be offered as security free from all liens for at least 1.2 times the unsecured short-term debt.
7. Maintain insurance coverage to provide reasonable protection over the issuer's assets.
8. Record in its books any provisions for adverse contingencies that may arise and which, in the opinion of management, should be reflected in the financial statements of the issuer.
9. Send to the representative of the Bond Holders a letter signed by an empowered representative of the Company confirming that the ratios mentioned are being met.
10. Make use of the funds in accordance with the stipulations contained in Letter M of Clause 6 of the bond issue indenture.
11. Refrain from selling, ceding or transferring operating assets that could significantly reduce the productive capacity of the Company, unless they are transferred to subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Direct Guarantees

Beneficiary of Guarantee	Debtor Name	Type of Guarantee	Balances pending payment at the close of the Financial Statements 2004 (Unaudited) ThCh$	2005 (Unaudited) ThCh$
SISS	AGUAS ANDINAS S.A.	Insurance policy	7,138,412	7,723,821
EMPRESA FERROCARRILES	AGUAS ANDINAS S.A.	Performance bond	2,337	2,339
ENERSIS S.A.	AGUAS ANDINAS S.A.	Performance bond	8,853	8,859
MUNICIPALIDAD DE PROVIDENCIA	AGUAS ANDINAS S.A.	Performance bond	16,414	19,968
MUNICIPALIDAD DE LAS CONDES	AGUAS ANDINAS S.A	Performance bond	1,030	1,000
MUNICIPALIDAD DE SANTIAGO	AGUAS ANDINAS S.A.	Performance bond	16,460	16,470
MUNICIPALIDAD DE PEÑAFLOR	AGUAS ANDINAS S.A.	Performance bond	112	—
SERVIU METROPOLITANO	AGUAS ANDINAS S.A.	Performance bond	—	1,213,810
DIRECCIONA REGIONAL VIALIDAD	AGUAS ANDINAS S.A.	Performance bond	5,150	3,394
MUNICIPALIDAD DE VITACURA	AGUAS CORDILLERA S.A.	Performance bond	35,413	35,435
MUNICIPALIDAD DE LO BARNECHEA	AGUAS CORDILLERA S.A.	Performance bond	4,427	6,429
ENERSIS S.A.	AGUAS CORDILLERA S.A.	Performance bond	1,063	1,063
SISS	AGUAS CORDILLERA S.A.	Performance bond	871,345	1,656,367
SISS	AGUAS CORDILLERA S.A.	Insurance policy	598,211	643,658
SISS	AGUAS LOS DOMINICOS S.A.	Performance bond	249,713	249,869
ESSAT S.A.	ANALISIS AMBIENTALES S.A.	Performance bond	—	1,000
CONSTRUCTORA NORTE SUR S.A.	AGUAS ANDINAS S.A.	Performance bond	—	435,196
MUNICIPALIDAD DE LAS CONDES	AGUAS CORDILLERA S.A.	Performance bond	3,605	1,500
SISS	AGUAS MANQUEHUE S.A.	Performance bond	370,084	366,771
SISS	AGUAS MANQUEHUE S.A.	Insurance policy	467,983	468,275
CONAMA	ANALISIS AMBIENTALES S.A.	Performance bond	—	5,000
DIRECCION OBRAS HIDRAULICAS	AGUAS ANDINAS S.A.	Performance bond	—	1,768
SERVIU METROPOLITANO	AGUAS CORDILLERA S.A.	Performance bond	—	59,282
DIRECCION NACIONAL DE OBRAS	AGUAS ANDINAS S.A.	Performance bond	—	8,306
NECSO SACYR S.A.	GESTION Y SERVICIO S.A.	Performance bond	6,599	—
CONAMA	ANALISIS AMBIENTALES S.A.	Performance bond	—	5,361
CONAMA	ANALISIS AMBIENTALES S.A.	Performance bond	—	53,613
TESORERO MUNICIPAL DE MAIPU	ANALISIS AMBIENTALES S.A.	Performance bond	—	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

27. GUARANTEES RECEIVED FROM THIRD PARTIES

Aguas Andinas S.A.:

As at September 30, 2004 and 2005, the Company had received documents in guarantee for ThCh$17,758,765 and ThCh$19,080,258, respectively, arising principally from works contracts with construction companies to guarantee full compliance with contracts. There are also other guarantees to ensure the compliance of service and materials supply contracts for prompt provision or delivery.

The following is a detail of the more significant guarantees received as at September 30, 2005:

Contractor or Supplier	Amount (Unaudited) ThCh$	Maturity Date (Unaudited)
Constructora Pérez y Gómez Ltda.	79,729	08-31-2006
Acsa Agbar Construcción S.A.	81,589	11-01-2005
Marcelino Carrasco Bahamondes y Cía	88,588	05-03-2007
Análisis Ambientales S.A.	92,131	10-01-2005
Constructora Belfi-Brotes Ltda.	106,305	10-31-2005
Ing. y Const. Vial y Vives Ltda.	114,727	06-30-2006
Constructora CBA Ltda.	116,936	12-31-2006
Gtech Corporation Chile	120,479	11-02-2005
Inmobiliaria La Capilla 4 Ltda.	124,023	12-12-2005
Cía. Americana de Multiservicios S.A.	177,176	05-03-2007
Chilectra S.A.	177,176	08-01-2006
Constructora Vespucio Norte S.A.	212,610	06-30-2006
Constructora Norte Sur S.A.	213,125	08-30-2006
Claro, Vicuña Valenzuela S.A.	250,417	06-30-2006
KDM S.A.	265,763	01-10-2006
Inmobiliaria La Capilla 4 Ltda.	265,763	03-13-2006
Jara Gumucio S.A.	285,253	07-20-2006
Cía. De Petróleo de Chile S.A.	297,918	03-22-2006
Constructora Con-Pax S.A.	309,526	09-08-2006
Sacyr Chile S.A.	316,418	01-23-2006
Necso entrecanales C. Chile S.A.	316,418	01-23-2006
Cadagua S.A.	1,141,596	02-11-2007
Degrémont S.A. Agencia en Chile	6,924,925	11-15-2005
Total	12,078,591	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Aguas Cordillera S.A.:

As at September 30, 2004 and 2005, the Company had received performance bonds for ThCh$712,301 and ThCh$1,316,084, respectively, from contractors and third parties in support of obligations under contracts for the construction of works, provision of services and others.

The following is a detail of the more significant bank guarantees held as at September 30, 2005:

Contractor or Supplier	Amount (unaudited) ThCh$	Maturity Date (unaudited)
Icafal Inc. Y construcción S.A.	256,400	09-30-2007
Acsa Agbar Construcción Ltda.	106,181	05-25-2006
Ingeniería y Const. Oyarzún y Moreno Ltda.	85,067	07-17-2006
Ingeniería y Construcción MST S.A.	66,652	12-31-2005
Ingeniería y Construcción MST S.A.	58,333	04-30-2007
Constructora Cosal S.A.	56,204	02-01-2007
Inlac S.A.	54,068	02-15-2007
Inmobiliaria Manquehue Oriente S.A.	50,601	04-03-2006
Ingeniería y Const. Oyarzún y Moreno Ltda.	48,466	12-30-2005
Degrémont Ltda.	48,351	01-09-2007
Marcelino Carrasco Bahamondes y Cía	44,294	05-03-2007
Inlac S.A.	39,508	04-01-2006
Captagua Ingeniería S.A.	38,547	08-20-2007
Captagua Ingeniería S.A.	31,770	03-26-2007
Empresa Constructora Modelo S.A.	29,045	09-30-2006
Inmobiliaria y Constructora Nva Pacífico Sur Ltda.	26,576	09-01-2006
Ernst Welzel Tautz	24,911	06-01-2006
Jara Gumucio S.A.	22,214	05-30-2007
Total	1,087,188	

Aguas Los Dominicos S.A.:

As at September 30, 2004 the Company had received no performance bonds and as at September 30, 2005, the Company has received performance bonds for ThCh$0 and ThCh$3,327, respectively, from contractors and third parties in support of their obligations under contracts for the construction of works, provision of services and others.

The following is a detail of the more significant bank guarantees held as at September 30, 2005:

Contractor or Supplier	Amount (unaudited) ThCh$	Maturity Date (unaudited)
Ing. Consultores Asociados Ltda.	327	05-02-2006
Servicios y Asesorias Prof. S.A.	3,000	06-30-2008
Total	307,168	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Aguas Manquehue S.A.:

As at September 30, 2004 and 2005, the Company has received performance bonds for ThCh$289,778 and ThCh$327,534, respectively, mainly from contractors in support of their obligations under contracts for the construction of works and the provision of services.

The following is a detail of the more significant bank guarantees held as at September 30, 2005:

Contractor or Supplier	Amount (unaudited) ThCh$	Maturity Date (unaudited)
Inmobiliaria y Constructora Nva Pacífico Sur Ltda.	12,490	10-24-2005
Ingenieria y Const. Eugenio Díaz	64,300	11-25-2005
Hacienda Chicureo Inmobiliaria S.A.	124,023	12-31-2005
Empresa Constructora Olbertz y Martínez	15,000	12-31-2005
Sociedad Constructora Rupanco S.A.	15,000	01-02-2006
Dalco Ingeniería Ltda.	18,235	04-04-2006
Inmobiliaria y Constructora Nva Pacífico Sur Ltda.	6,091	04-19-2006
Dalco Ingeniería Ltda.	21,150	01-02-2007
Ingenieria y Const. Eugenio Díaz	27,552	03-25-2007
Total	303,841	

Análisis Ambientales S.A.

As at September 30, 2004, the Company had received no performance bonds and as at September 30, 2005, the Company has received performance bonds for ThCh$12,838 (nil in 2004) from contractors and third parties in support of their contractual obligations under contracts for services rendered and others.

The following is a detail of the more significant bank guarantees held as at September 30, 2005:

Contractor or Supplier	Amount (unaudited) ThCh$	Maturity Date (unaudited)
Perkin Elmer Chile Ltda.	12,838	05-29-2006
Total	12,838	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

28. LOCAL AND FOREIGN CURRENCIES

The Company has the following assets and liabilities in local and foreign currency as at September 30, 2004 and 2005:

Assets

Assets	Currency (unaudited)	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Current assets			
Cash and banks	Non indexed Ch$	621,975	182,058
Cash and banks	US Dollar	6,409	8,983
Marketable securities	Non indexed Ch$	1,789,988	1,080,357
Trade accounts receivable	Non indexed Ch$	27,307,473	27,157,010
Notes receivable	Non indexed Ch$	562,359	371,521
Notes receivable	Indexed Ch$	671,410	939,358
Sundry debtors	Indexed Ch$	76,614	1,716,013
Notes receivable from related co's	Non indexed Ch$	21,474,917	21,206
Inventories	Indexed Ch$	1,237,427	1,188,151
Taxes recoverable	Indexed Ch$	2,097,487	669,668
Sundry debtors	Euro	4,329	3,147
Prepaid expenses	Indexed Ch$	570,652	474,214
Deferred taxes	Indexed Ch$	303,830	338,619
Other current assets	Non indexed Ch$	7,445,878	4,368,289
Sundry debtors	US Dollar	2,167	737
Sundry debtors	Non indexed Ch$	909,361	622,268
Term deposits	Non indexed Ch$	19,390,089	—
Marketable securities	Indexed Ch$	—	163,000
Prepaid expenses	Non indexed Ch$	634	635
Taxes recoverable	Non indexed Ch$	33,625	47,140
Fixed assets			
Fixed assets	Indexed Ch$	587,885,539	579,980,708
Other assets			
Positive goodwill	Indexed Ch$	381,046,098	355,880,312
Negative goodwill	Indexed Ch$	(1,149)	(1,083)
Long-term debtors	Non indexed Ch$	2,053,133	2,185,228
Long-term debtors	Indexed Ch$	8,497,967	7,524,738
Intangible assets (net)	Indexed Ch$	35,955,765	35,695,773
Others	Indexed Ch$	12,489,150	9,687,301
Others	Non indexed Ch$	81,068	830,463
Total assets	Non indexed Ch$	81,670,500	36,866,175
	US Dollar	8,576	9,720
	Indexed Ch$	1,030,830,790	994,256,772
	Euro	4,329	3,147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Current liabilities

Current Liabilities	Currency	Up to 90 days				90 days to 1 year			
		9/30/2005		9/30/2004		9/30/2005		9/30/2004	
		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
	(unaudited)	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %
Bonds payable long-term—short-term portion	Indexed Ch$	20,904,407	5.05	3,383,770	4.88	14,818,760	5.73	16,710,027	4.88
Borrowings from banks long-term—short-term portion	Indexed Ch$	—		—		10,011,477	5.85	—	
Accounts payable	Non indexed Ch$	11,163,977		11,342,519		—		—	
Accounts payable	Indexed Ch$	10,716		2,097		—		—	
Accounts payable	Euro	39,746		144,767		—		—	
Accounts payable	US Dollars	13,252		190,706		—		43,356	
Notes payable	Indexed Ch$	2,723,035	6.17	156,613	6.25	612,148	7.10	98,670	6.05
Sundry creditors	Non indexed Ch$	59,724		73,855		51,327		50,836	
Sundry creditors	Indexed Ch$	1,116,007		—		224,251		1,190,688	
Sundry creditors	US Dollars	—		56,811		—		—	
Accruals	Non indexed Ch$	8,081,959		15,223,253		6,231,514		1,370,970	
Withholdings	Non indexed Ch$	4,897,807		5,223,732		—		—	
Income tax	Non indexed Ch$	680,391		—		214,789		—	
Notes and accounts payable to related companies	Non indexed Ch$	226,779		9,011,757		6,787,593		—	
Unearned income	Indexed Ch$	103,319		945,493		676,475		216,054	
Unearned income	Non indexed Ch$	440,229		650,804		—		19,813	
Accruals	Indexed Ch$	68,542		27,563		5,847		—	
Borrowings from banks long-term—short-term portion	Non indexed Ch$	13,047,667	4.11	—		—		—	
Other liabilities	Non indexed Ch$	25,168		2,855		—		—	
Notes & accounts payable to related companies	Euro	1,219,343		1,517,189		—		—	
Notes payable	Non indexed Ch$	—		1,657	3.13				
Borrowings from banks long-term—short-term portion	Non indexed Ch$	1,295,279	6.08	731,758	3.31	950,000	5.87		
Borrowings from banks long-term—short-term portion	Indexed Ch$	207,060	2.53	207,129	1.36	204,416	2.53	204,289	1.36
Total current liabilities	Indexed Ch$	25,133,086		4,722,665		26,553,374		18,419,728	
	Non indexed Ch$	39,918,980		42,262,190		14,235,223		1,441,619	
	Euros	1,259,089		1,661,956		—		—	
	US Dollars	13,252		247,517		—		43,356	

Long-term liabilities maturity schedule as at September 30, 2004

Long Term Liabilities		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
Liabilities	Currency	Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate
	(unaudited)	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %
Bonds payable	Indexed Ch$	61,921,912	4.38	66,937,142	4.33	13,792,960	6.25	22,564,227	6.25
Notes payable	Indexed Ch$	647,505	6.90	440,528	7.42	10,861,329	5.19	11,877,319	3.57
Sundry creditors	Indexed Ch$	545,941		489,842		510,266		—	
Accruals	Indexed Ch$	227,093		227,094		561,802		6,950,994	
Deferred taxes	Indexed Ch$	416,700		404,414		1,011,037		763,736	
Other liabilities	Indexed Ch$	549,676	7.88	96,960	8.94	215,365	8.84	—	
Borrowings from banks	Non indexed Ch$	26,053,334	5.99	28,093,333	5.99	13,003,333	5.99	—	—
Total long-term liabilities	Indexed Ch$	64,308,827		68,595,980		26,952,759		42,156,276	
	Non indexed Ch$	26,053,334		28,093,333		13,003,333		—	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Long-term liabilities maturity schedule as at September 30, 2005

Long Term Liabilities		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
Liabilities	Currency	Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate
	(unaudited)	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %
Bonds payable..........	Indexed Ch$	85,086,412	4.80	85,381,528	4.76	24,217,873	4.70	24,674,914	6.25
Notes payable..........	Indexed Ch$	5,512,805	6.60	467,338	6.13	10,233,579	7.50	11,617,745	5.88
Long term sundry creditors...............	Indexed Ch$	753,470		593,154		728,622		—	
Accruals....................	Indexed Ch$	218,983		218,983		547,451		7,217,047	
Deferred taxes..........	Indexed Ch$	374,796		362,447		905,279		1,598,023	
Other long term liabilities...............	Indexed Ch$	657,392	7.57	378,627	7.48	300,079	7.73	—	
Borrowings from banks....................	Non indexed Ch$	13,345,367		28,936,133		27,861,500		—	
Borrowings from banks....................	Indexed Ch$	408,577		—		—	0	—	
Total long term liabilities...............	Indexed Ch$	93,012,435		87,402,077		36,932,883		45,107,729	
	Non indexed Ch$	13,345,367		28,936,133		27,861,500		—	

29. SANCTIONS

a) Superintendency of Securities and Insurance:

Neither the Company nor its subsidiaries or directors or executives were sanctioned during the periods covered by the financial statements.

b) Other administrative authorities:

Aguas Andinas S.A.

Year 2005

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By its Resolution 710, it applied a fine for non-compliance with written instructions given by the Superintendency in its Official Letter No.1908 and in Chapter XI of the Invoicing Manual. Amount payable 40 "UTA" ("Annual Tax Units"—an official monetary unit). The case is at an evidence stage. Estimated result: it is expected that a reduction in the fine will be obtained however the non-compliance did in fact occur.

ii) The COREMA RM (regional environmental authority) applied a fine of 300 UTM, by its Resolution 069/2005 of February 17, 2005, concerning bad odors emanating from the La Farfana treatment plant. 10% of the fine was paid in order to institute an appeal through the courts.

The summary proceeding of the appeal against the fine was made at the 27th Civil Court of Santiago (Case No.6857-05) and is currently in the evidence stage.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Year 2004

iii) The Superintendency of Sanitation Services (SISS) applied the following fines:

Under Resolution 415 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with written orders and instructions to remit, within the established term, information for the "Cover of the treatment of sewage" and "Production of drinking water" processes. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 1189-2004). In the first instance stage, the plea was rejected. An appeal was made. The amount of the sanction is 30 UTA.

The Company was sanctioned when the SISS detected a failure to comply with the parameters established on fecal coliforms during a self-evaluation carried out during the second quarter of the year 2003 in the Paine Sewage Treatment Plant. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 1434-2004). In the second instance stage, the appeal against the sanction is pending. The amount of the sanction is 26 Annual Taxation Units (UTA).

By SISS Resolution 2796, the Company was fined for not complying with written orders and instructions issued by the SISS under Official Memoranda Nos. 1207 and 1456. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 11263-2004). The amount of the sanction is 100 Annual Taxation Units (UTA). Judgment has been given and the SISS has withdrawn the fine.

By SISS Resolution 2858, the Company was fined for not complying with written orders and instructions issued by the SISS under Official Memorandum 2774 and included in the Development Plan of Curacaví. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 11711-2004). The case is in the sentencing period. The amount of the sanction is 51 Annual Taxation Units (UTA).

On October 20, 2004 the SISS instructed Aguas Andinas S.A. to suspend sewage treatment at the La Farfana Plant due to an alleged breach of compliance with the Environmental Rating Resolution for that plant and in accordance with SISS Ordinance 690/04 on the handling of sludge. The impact of this suspension covered the period between October 20 and November 20, which resulted in a loss of revenues amounting to approximately Ch$2,244 million.

iv) SESMA has applied the following fines:

By its Resolution 5180 of December 15, 2003, a fine of 1,000 UTM (Monthly Taxation Units) was applied due to bad odors emanating from the La Farfana plant. The fine was paid in order to be able to bring a claim before the courts. This was presented to the 17th Civil Court of Santiago (Case No. 2999-2004). State of the case: awaiting start of evidence stage.

By its Resolution 4838 of October 19, 2004, confirmed by Resolution No. 782 of February 2, 2005, SESMA, the National Environmental Authority, fined the Company with 2,000 Monthly Taxation Units (UTM) for breach of Law N°144/61 issued by the Ministry of Health, which sets standards for avoiding atmospheric emanations or contaminants of any kind. The fine was paid in order to bring a claim before the court. This was presented to the 17th Civil Court of Santiago (Case No. 4566-2005). State of the case: pending prior and special pronouncement.

v) With Resolution No. 177/2004, the Metropolitan Region Environmental Authority (COREMA) fined the Company on May 28, 2004 with 1,000 Monthly Taxation Units (UTM) for bad odors emanating from the La Farfana Plant. The fine was duly paid in order to commence a complaint

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

through the law courts (28th Civil Court of Santiago—Case File No. 6593-2004). On November 10, 2004 the case was received but has not yet been decided.

Aguas Cordillera S.A.

By Resolution N°425 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 4th Civil Court of Santiago (Case File No. 1195-2004). Current status: Unfavorable sentence; appealed against.

The Superintendency of Sanitation Services fined the Company under its Resolution 2734 for not complying with its written orders contained in Official Memorandum 2774 and in the Development Plan. This fine is being appealed by the Company in the 29th Civil Court of Santiago (Case File No. 11,129). Current status: Unfavorable sentence; appealed against.

During the periods covered by the financial statements, no other sanctions have been applied to the Company, its directors or executives.

Aguas Manquehue S.A.

On May 19, 2003, the Superintendency of Sanitation Services fined the Company under its Resolution 1194 for failure to comply with Norm NCH 1333 of 78. The Company paid the fine and this case is under appeal in the 7th Civil Court of Santiago (Case File No. 2829-2003). The appeal was granted against the sentence that rejected the suit.

By Resolution No. 424 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed against by the Company in the 7th Civil Court of Santiago (Case File No. 1134-2004). Current status: Unfavorable sentence; appealed against.

During the periods covered by the financial statements, no other sanctions have been applied to the Company, its directors or executives.

Aguas Los Dominicos S.A.

By Resolution No. 426 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 19th Civil Court of Santiago (Case File No. 1189-2004). Current status: Unfavorable sentence; appealed against.

During the periods covered by the financial statements, no other sanctions have been applied to the Company, its directors or executives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

30. SUBSEQUENT EVENTS

At the date of the issue of these financial statements, the management of the Company and its subsidiaries are unaware of any subsequent events that might significantly affect the financial position and/or results of the Company and its subsidiaries at September 30, 2005.

31. ENVIRONMENT

The Company has not disbursed any resources on environmental projects during the nine-month periods ended September 30, 2004 and 2005.

The principal investments made by the Company's subsidiaries in the nine-month periods ended September 30, 2004 and 2005 to protect the environment have been the construction of the sewage treatment plants detailed below:

	2004	2005
	(unaudited) ThCh$	(unaudited) ThCh$
Name of the Project		
Talagante Treatment Plant	4,365,940	3,694,494
Curacaví Treatment Plant	117,319	1,803,555
Spare adquisition La Farfana Plant	—	180,000
La Farfana Treatment Plant	324,220	293,264
Los Nogales Treatment Plant	2,679,076	93,864
Implementation maintenance by conditioning La Farfana	—	30,900
Renoval and improvement equipment and severage instalations	—	25,000
Improvement precint (maintenance)	—	22,174
El Monte Treatment Plant	100,055	—
El Trebal plant chlorine gas neutralization plant	36,492	10,208
Melipilla Cexas treatment plant	11,304	14,951
Esmeralda Melipilla Treatment Plant (Improvements)	19,103	16,469
Til Til Treatment Plant	—	10,281
El Trebal Treatment Plant	29,395	—
Valdivia de Paine Treatment Plant	20,930	—
Total	7,703,834	6,195,160

32. LONG TERM NOTES PAYABLE

Article No. 16 of Decree Law No. 70 published in the Official Gazette on December 30, 1998 and Article No. 42 of Supreme Decree No. 453 set out the rules for demanding reimbursable financial contributions for capacity and for the provision of the corresponding service to whoever asks to be incorporated as a customer or requires a service expansion.

The debt for reimbursable contributions is registered in long-term notes payable for ThCh$27,831,467 and ThCh$23,826,681 as at September 30, 2004 and 2005, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

33. TRANSFER OF OWNERSHIP OF SANITATION WORKS

Under an agreement signed on June 30, 1998 between the Metropolitan Regional Government and Aguas Andinas S.A., ownership of the sanitary works constructed or acquired with resources of the National Regional Development Fund was transferred to the Company. The assets transferred under this agreement, which constitute contributions from third parties, are governed by Decree Law No. 70 issued by the Ministry of Public Works in 1988 and the provisions of clause 36 of the respective MINECON Law No. 453 of 1989.

As at December 31, 1998, these assets were incorporated into the Company's fixed assets at a nominal value of Ch$1 each, as there is a prohibition on considering these assets transferred by the Regional Government as an investment for purposes of tariff setting, and therefore, the Company cannot earn a return on them and they do not represent any additional operating profit-generating operations for the Company in addition to those already obtained since they started operations.

Furthermore, the cost benefit is not altered with respect to previous years as the Company made no disbursements.

The maximum tariff contemplated for this type of contribution is intended only to cover the operating and maintenance costs required.

According to the instructions of the Superintendency of Securities and Insurance, in its Resolution No. 01489 of March 22, 2000, the estimated technical value of these works was determined for information purposes. At that time, this amounted to ThCh$1,581,468 and its depreciation, determined on the basis of its time in use, amounts to ThCh$511,089.

The principal criteria used in the valuation of these works include earth movement, supply pipes, drinking water and sewage chambers and the labor costs, all as at September 2005. The average useful life of these assets is 406 months and their remaining average useful life as at September 2005 is 295 months.

* * * * * *

Annex A

Summary of significant differences between Chilean GAAP and U.S. GAAP

The consolidated financial statements included in this offering memorandum have been prepared in accordance with generally accepted accounting principles issued by the Chilean Association of Accountants and regulations issued by the SVS (collectively "Chilean GAAP"). Certain accounting practices applied by us that conform with Chilean GAAP do not conform with accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences involve certain methods for measuring the amounts shown in the financial statements.

The differences between Chilean GAAP and U.S. GAAP that are considered to have potentially significant effects on our financial statements are described below. References to "SFAS" are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States.

Inflation accounting

Chilean GAAP requires that financial statements be price-level restated to reflect gains/losses in the purchasing power of Chilean pesos.

U.S. GAAP prohibits the use of inflation accounting unless hyperinflationary conditions exist which are defined as 100% inflation over a period of three years.

SEC rules and regulations allow a 20-F filer to retain price-level restatement in its filing should they choose to reconcile their local GAAP financial statements to U.S. GAAP and inflation accounting is required under such local GAAP.

Investments in debt and equity securities

Chilean GAAP requires that certain investments, such as mutual funds, be stated at lower of cost or market. Other types of investments in debt and equity securities are stated at cost.

SFAS No. 115 requires that certain debt and equity securities be classified into one of three categories: held-to-maturity, available-for-sale, or trading securities. Investments in debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost in the statement of financial position. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities and reported at fair value through the income statement. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value. Unrealized gains and losses on available-for-sale securities are reported as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Bond issuance costs

Under Chilean GAAP, prior to 1995, as no guidance existed, the subsidiary Aguas Cordillera S.A. had chosen to immediately expense its bond issuance costs. With the issuance of Chilean GAAP literature, the subsidiary Aguas Andinas S.A. now conforms with the requirement to defer and amortize these costs over the lives of the associated debt. The Company amortizes such costs using the straight-line method, according to SVS Circular No. 1,370.

Under U.S. GAAP, bond issuance costs are deferred and amortized using the effective yield method. EITF 96-19 is effective for determination of whether or not a change in terms of debt represents a modification or an exchange.

Severance indemnities

Under Chilean GAAP, the subsidiaries use both approaches permitted under EITF 88-1 for vested benefit obligations under defined benefit pension plans, the shut-down method which represents the vested benefits to which the employee is entitled if the employee separates immediately (Approach 1) and the actuarial present value of the vested benefits to which the employee is currently entitled but based on the employee's expected date of separation or retirement (Approach 2). Certain assumptions inherent in the calculations under Approach 2 are internally developed by the subsidiaries. Chilean GAAP does not define settlement or curtailment accounting for defined benefit pension plans.

Under U.S. GAAP, Approach 1 or 2 as defined above are permitted; however, a Company must elect one or the other as an accounting policy to be used consistently in all plans. U.S. GAAP defines settlement or curtailment accounting for defined benefit pension plans under the guidance outlined in SFAS No. 88.

Deferred costs

Under Chilean GAAP, costs incurred from the planning stage forward associated with projects under development, if the project is determined to be viable, may be capitalized.

Under U.S. GAAP, certain costs incurred in the planning stage of a project are required to be expensed as incurred regardless of whether the project ultimately becomes viable or not. Research and development costs are expensed as incurred.

Contractual, legal or promissory estoppel obligations

Under Chilean GAAP, certain contracts under which a supplier agrees to indemnify its clients through payments of penalties when certain conditions are met permit such indemnification to be recognized as non-operational revenue.

Also, under Chilean GAAP, there is no specific literature requiring that asset retirement obligations be recorded when they are legally obligated to be performed in accordance with a contract or deemed to be present under the doctrine of promissory estoppel.

Under U.S. GAAP, penalties imposed and collected under contractual agreements associated with capitalizable assets are recorded net of the cost of the assets in the balance sheet.

Additionally, under U.S. GAAP, legal obligations defined as "an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel associated with the retirement of tangible long-lived assets" must be measured and recorded as asset retirement obligations under SFAS No. 143.

Purchase accounting

Under Chilean GAAP, for acquisitions which occurred through December 31, 2003, the assets acquired and liabilities assumed were recorded at book value and the excess of the purchase price over the book value was recorded as goodwill. Circular No. 1358, dated December 3, 1997, issued by the SVS, extended the maximum amortization period of goodwill to 20 years from the previous 10 years.

Technical Bulletin No. 72 issued by the Chilean Association of Accountants and effective on January 1, 2004, requires that assets acquired and liabilities assumed be recorded at their fair value and that any

excess of purchase price over such fair value be recorded as goodwill. Chilean GAAP continues to amortize goodwill on a straight-line basis over the estimated period of return on the investment, generally between 20 and, at the maximum, 40 years.

Under U.S. GAAP purchase accounting, assets acquired and liabilities assumed are recorded at fair value with the excess of the purchase price over such fair value recorded as goodwill. Goodwill is not amortized but tested for impairment annually or whenever a change in circumstances occurs.

Fixed assets

In accordance with standards issued by the Superintendencia de Valores y Seguros, certain property, plant and equipment is recorded in the financial statements at amounts determined in accordance with a technical appraisal. The difference between the carrying value and the revaluations performed in 1979 was recorded against shareholders' equity in "Other reserves." The technical reappraisal is subject to price-level restatement and depreciation.

Revaluation of property, plant, and equity under U.S. GAAP is not permitted.

Under Chilean GAAP, the recoverability of long-term assets must be evaluated in accordance with Technical Bulletin No. 33 "Accounting Treatment of Fixed Assets" issued by the Chilean Association of Accountants. Long-term assets are reviewed to assess possible impairment by determining if an entity, on a permanent basis, does or does not generate sufficient operating revenues to cover all of its costs, including the depreciation of fixed assets taken as a whole. Should an entity generate an operating loss, and if the book value of the fixed assets is higher than their realization value, under Chilean GAAP, we are required to reassess, based on an operating income (loss) breakeven analysis, the impairment loss that needs to be recorded against non-operating expenses.

Under U.S. GAAP, long-lived assets other than goodwill and indefinitely-lived intangible assets are evaluated for recoverability when a change in circumstances occurs. The assets are grouped at the lowest level for which identifiable cash flow is generated. The fair value of the asset group is compared with its carrying value. Fair value may be determined using an undiscounted cash flow model. Should the carrying value exceed the fair value based on the discounted cash flow, an impairment charge is recorded in operating income for the difference.

Deferred taxes

Under Chilean GAAP, starting on January 1, 2000, income taxes were recorded in accordance with Technical Bulletin No. 60 using the liability method which requires that deferred tax assets/liabilities for temporary differences between book and tax bases be recorded. As a transitional provision, a complementary asset or liability was set up on the balance sheet for deferred taxes not recorded prior to January 1, 2000. Such complementary asset or liability is being amortized to income over the average estimated reversal period of the deferred taxes.

Under U.S. GAAP, no complementary asset or liability is contemplated by SFAS 109; therefore, such asset/liability and its associated amortization would be reversed.

Additionally, certain adjustments to U.S. GAAP trigger deferred tax effects which would require charges (credits) to the income statement.

Minimum dividend

As required by law, unless otherwise decided by a unanimous vote of the shareholders, a public corporation in Chile must distribute a cash dividend in an amount equal to at least 30% of its net income in each year as determined in accordance with Chilean GAAP. This dividend is recorded as payable

under Chilean GAAP when approved by the annual shareholders' meeting generally held in April of the subsequent year.

Under U.S. GAAP, as the 30% dividend is a legal requirement in Chile, the dividend is accrued during the year in which the net income is recognized.

Deferred income

The Company and some of its subsidiaries have signed certain contracts with owners of rural land which will allow them to develop the water and sewage concessions of such real estate. Such concessions may require not only the provision of water and sewage services but the build-out of the associated infrastructure. As compensation, the subsidiary receives from the owners of the land a certain amount, payable in installments over several years.

Under Chilean GAAP, the revenues generated by these contracts are credited to income on a cash basis under the theory that the commitment on the part of the subsidiary to build-out and/or provide service results in culmination of an earnings cycle, while the revenue generated from the provision of service is considered to be the culmination of a separate earnings cycle and such revenues are recognized as the service is provided.

In accordance with the revenue recognition criteria established by Staff Accounting Bulletin No. 104, under U.S. GAAP, the compensation received for the commitment and the provision of the service would be assessed as multiple elements under the same revenue arrangement which, based on various criteria, would require the deferral of the commitment compensation at the start of the contract and its recognition over the expected period of delivery of the water and sewage services committed to in the contract.

Intangible assets

Under Chilean GAAP, intangible assets are amortized over the estimated period of return on the investment, generally not to exceed 20 years. Amortization of intangible assets associated with natural resources, such as easements and water rights, occurs over a useful life of 40 years.

Under U.S. GAAP, definitely-lived intangible assets are amortized over their estimated useful life and assessed for impairment when a change in circumstances occurs. Indefinitely-lived intangible assets are not amortized, but are examined for impairment annually or when a change in circumstances occurs.

Derivatives

Under Chilean GAAP, derivative instruments may be designated as "hedges" of existing or forecast transactions. Hedge accounting is prescribed by Technical Bulletin No. 57 of the Chilean Association of Accountants. The Company holds "hedges" of forecast transactions. Such "hedges," under Technical Bulletin No. 57, require any unrealized gains/losses to be deferred. Certain hedging criteria and documentation requirements are in place under Chilean GAAP for such financial instruments.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts which may require bifurcation and fair value accounting separate from the "host" contract.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes U.S. GAAP accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. To designate a financial instrument as a "hedge," certain documentation standards under SFAS No. 133 must be followed which are generally more stringent than those required under Chilean GAAP.

Derivative instruments may be designated as "cash flow" or "fair value" hedges. Fair value hedges require mark to market accounting through the income statement. SFAS No. 133 contains guidance on assessing the "effectiveness" of a cash flow hedge. The ineffective portion of a "cash flow" hedge is marked to market through the income statement. The effective portion is recorded in other comprehensive income.

For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts may meet the requirements to be defined as an "embedded derivative" which, as applicable, may require bifurcation and fair value accounting separate from that of the "host" contract.

Income statement classification

Under Chilean GAAP, as defined by the SVS, certain expenses are defined as non-operational and segregated in the income statement under "Non-operational income (expense), net."

Under U.S. GAAP, certain income and expenses defined as non-operational under Chilean GAAP would be classified as operational.

CERTAIN ADDITIONAL DISCLOSURE REQUIREMENTS FOR U.S. GAAP

Business segments

U.S. GAAP requires public companies to identify reporting segments and to separately disclose certain financial information regarding each reporting segment. In certain circumstances, geographically segmented financial information is also required to be disclosed.

Fair value disclosure

U.S. GAAP, under SFAS No. 107, requires fair value disclosure of an entity's assets and liabilities.

Depreciation and amortization

Under U.S. GAAP, the Company would be required to disclose, for each specific class of assets, their range of useful lives and the depreciation and amortization accounting methodology used. Additionally, amortization expense and depreciation expense for each period-end would be disclosed as well as estimated intangible asset amortization expense for the next five years.

Income taxes

U.S. GAAP requires disclosure of an effective tax rate reconciliation in its notes to the financial statements.

Contractual obligations

Under SFAS No. 47, certain disclosures such as nature and term, fixed and determinable portion, and amounts purchased, is required for unrecorded obligations.

[THIS PAGE INTENTIONALLY LEFT BLANK]



Centralized Operational Control Center



La Florida Water Production Plant

IAM

IAM

Santiago, October 21, 2005

Mr Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Santiago

Ref: Prospectus relating to the public share offering of the Company

Dear Sir,

In accordance with General Rule No.30 of the Superintendency, I enclose a copy of the prospectus relating to the public share offering of this Company.

Yours sincerely,

Giovano Suazo Hormazábal
Chief Executive Officer

cc

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago**

IAM

RECEIVED
2005 DEC -7 P 3:12

Santiago, November 10, 2005.

Mr Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Santiago

Enclosue: Spanish translation of the Offering Memorandum.

Dear Sir,

Regarding the decision of our shareholders to carry out a secondary offering of common shares in our Company, to be done simultaneously in Chile, as a public share offering in accordance with Securities Market Law 18,045; in the USA, as shares or as *American Depositary Shares*, only to Qualified Institutional Investors, as defined in Rule 144A under the U.S. Securities Act of 1933; and outside the USA, also as shares or as American Depositary Shares, in accordance with Regulation S of that Securities Act, as reported as material information on October 21, I enclose for your information and knowledge a Spanish translation of the preliminary Offering Memorandum, distributed to potential investors in the above-mentioned public offering process.

Yours sincerely,

Giovano Suazo Hormazábal.
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

CC

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago**

INVERSIONES AGUAS METROPOLITANAS LIMITADA
Unconsolidated financial statements for the year ended December 31, 2004
BALANCE SHEET AT DECEMBER 31, 2004

ASSETS (ChTh$)

	Note	31.12.04	31.12.03
CURRENT ASSETS		**22.955.069**	**2.248.733**
Cash & banks	15	15.933	98.825
Marketable securities	4	0	444.542
Sundry debtors		0	924
Notes & accounts receivable form related companies	5	22.202.984	1.486.856
Recoverable taxes		175.720	217.586
Other current assets	7-8	560.432	0
FIXED ASSETS		**115**	**344**
Machinery & equipment		3.698	3.698
Depreciation		(3.583)	(3.354)
OTHER ASSETS		**500.419.739**	**510.570.406**
Investments in related companies	9	194.164.514	183.503.044
Goodwill	10	306.147.127	326.902.865
Others		108.098	164.497
TOTAL ASSETS		**523.374.923**	**512.819.483**

INVERSIONES AGUAS METROPOLITANAS LIMITADA
Unconsolidated financial statements for the
year ended December 31, 2004

LIABILITIES (ChTh$)

LIABILITIES	Note	31-12-04	31-12-03
CURRENT LIABILITIES		1.301.303	1.468.406
Sundry creditors		76.328	75.698
Notes & accounts payable to related companies	5	893.639	897.286
Provisions	11	40.863	84.350
Withholdings		266.247	396.879
Deferred taxes	6	12.250	11.523
Other current liabilities		11.976	2.670
TOTAL LONG-TERM LIABILITIES		177.669	191.318
Deferred taxes	6	177.669	191.318
PARTNERS'EQUITY		521.895.951	511.159.759
Paid capital	12	474.157.984	474.157.984
Capital restatement reserve	12	19.151.592	19.151.592
Retained earnings		28.586.375	17.850.183
Net income	12	17.850.183	8.233.441
Net income for the period	12	10.736.192	9.616.742
Total partners' equity		523.374.923	512.819.483
TOTAL LIABLITIES & PARTNERS' EQUITY		485.362.404	524.532.704

INVERSIONES AGUAS METROPOLITANAS LIMITADA
Unconsolidated financial statements for the year ended December 31, 2004

STATEMENT (ChTh$)

STATEMENT OF INCOME	Note	31.12.04	31.12.03
OPERATING INCOME		(52.538)	(156.725)
Sales		421.178	387.827
Cost of sales		4.775.765	4.444.734
Operating margin		(4.354.587)	(4.056.907)
Administrative & selling expenses		(473.716)	(544.552)
NON-OPERATING RESULT		10.761.812	9.671.761
Financial income		62.244	70.019
Equity in income of related companies	9	32.003.019	31.310.348
Other non-operating expenses			67
Loss on investment in related company	9	(798)	(1.237)
Amortization of goodwill	10	(20.755.738)	(20.755.738)
Financial expenses		(1.779)	(67.206)
Price-level restatements	13	(550.654)	(884.280)
Exchange differences	14	5.518	(212)
Income before income tax & extraordinary items		10.709.274	9.515.036
Income tax	6	26.918	101.706
Income before minority interest		10.736.192	9.616.742
Net income		10.736.192	9.616.742
NET INCOME FOR THE PERIOD		10.736.192	9.616.742

INVERSIONES AGUAS METROPOLITANAS LIMITADA
Unconsolidated financial statements for the
year ended December 31, 2004

STATEMENT OF CASH FLOWS (ThCh$)

	Note	31-12-04	31-12-03
CASH FLOWS FROM OPERATIN ACTIVITIES		21.298.346	29.194.835
Collection of trade account receivables		5.302.010	5.102.692
Financial income received		81	4.109
Dividends & other distributions received		21.257.691	29.294.286
Other income received		237.820	81.207
Payments to suppliers & personnel		(4.369.624)	(3.815.806)
Other expenses paid		-	-
Other expenses paid		(140.010)	(282.400)
Value added tax & similar payments		(989.622)	(1.189.253)
CASH FLOWS FROM FINANCING ACTIVITIES		0	(162.501.504)
Capital distribution			(162.501.504)
CASH FLOWS FROM INVESTMENT ACTIVITIES		(21.253.528)	124.166.243
Collection of loans to related companies		6.018	162.572.824
Other investment income	15		73.474.870
Other loans to related companies		(21.259.546)	(111.881.451)
TOTAL NET CASH FLOW FOR THE PERIOD		44.818	(9.140.426)
EFFECT OF INFLATION ON CASH & CASH		(11.820)	27.261
NET CHANGE IN CASH & CASH EQUIVALENTS		32.998	(9.113.165)
OPENING BALANCE OF CASH & CASH EQUIVALENTS		543.367	9.656.532
CLOSING BALANCE OF CASH & CASH	15	576.365	543.367

INVERSIONES AGUAS METROPOLITANAS LIMITADA
Unconsolidated financial statements for the
year ended December 31, 2004

RECONCILIATION OF NET CASH FLOW FROM OPERATING ACTIVITIES WITH NET INCOME FOR THE PERIOD (ChTh$)

	Note	31-12-04	31-12-03
Net income for the period		10.736.192	9.616.742
Credits to income not representing cash flows		(10.701.117)	(9.668.226)
Depreciation for the period		230	655
Accrued income on investments in related companies	9	(32.003.019)	(31.310.348)
Accrued loss on investment in related companies		798	1.237
Amortization of goodwill	10	20.755.738	20.755.738
Net price-level restatement	13	550.654	884.280
Net exchange difference	14	(5.518)	212
Changes in assets affecting cash flow – decreases		21.577.852	28.787.967
Other assets		21.577.852	28.787.967
Changes in liabilities affecting cash flow – increases		(314.581)	458.352
Accounts payable related to operating income		(187.583)	564.010
Value added tax & similar payables		(126.998)	(105.658)
NET CASH FLOW FROM OPERATING ACTIVITIES		21.298.346	29.194.836

1. REGISTRATION IN THE SECURITIES REGISTER

Inversiones Aguas Metropolitanas Ltda. was established on May 19, 1999 under a deed signed before Notary Public Juan Ricardo San Martin and inscribed in the Trade Register under Number 9027 of May 24, 1999.

The object of the Company is to invest in all types of rights and shares and public negotiable paper and, in general, in all types of investment instruments of any type, and especially in establishing, constructing and running public services destined to the production and distribution of drinking water, the disposal and treatment of waste water and the provision of services through its participation in other companies and in general in any form of association.

Inversiones Aguas Metropolitanas Limitada is currently arranging its inscription in the Securities Register of the Superintendency of Securities and Insurance.

As indicated in Note 21, on July 15, the partners of Inversiones Aguas Metropolitanas Limitada approved the transformation of the Company from a limited liability company to a corporation.

2. ACCOUNTING PRINCIPLES APPLIED

a) Accounting period

These financial statements correspond to the periods between January 1 and December 31, 2004 and 2003 respectively.

b) Preparation

These unconsolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, except for investments in subsidiaries which are shown on just one line in the balance sheet at their proportional equity value and therefore have not been consolidated line by line. This treatment does not alter the net result or the equity.

Should there be differences between the two above accounting instructions, those of the Superintendency of Securities and Insurance shall prevail.

These financial statements have been issued only for the purposes of making an individual analysis of the Company and should therefore be read together with the consolidated financial statements, which are required under generally accepted accounting principles in Chile.

c) Presentation

For comparison purposes, the financial statements at December 31, 2003 and their respective notes are shown restated off the books by 2.5%, corresponding to the variation in the Consumer Price Index during the last twelve months, with a one-month time lag.

d) Price-level restatements

The financial statements have been restated for monetary correction in accordance with accounting principals generally accepted in Chile, in order to reflect changes in the purchasing power of the currency between January 1 and December 31, 2004 and 2003, which were 2.5% and 1.0% respectively, with a one-month time lag.

The balances of the income statement accounts were also restated to express them at year-end values.

e) Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at the end of each year, at the following rates:

	2004 Ch$	**2003** Ch$
US Dollar	557.40	593.80
Unidad de Fomento	17,317.05	16,920.00
Euro	760.13	744.95

Certain assets and liabilities are denominated in Unidades de Fomento ("UF"). The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on changes in the Consumer Price Index. The adjustments to the closing value of UF-denominated assets and liabilities are included in the Price-level restatement account in the Consolidated Statement of Operations.

f) Marketable securities

Marketable securities reflect investments in mutual funds units made by the Company. These are shown at their redemption value as at the closing date of these financial statements.

g) Operations under resale agreements

The acquisition of securities under resale agreements are valued as investments in fixed-income securities and are shown in Other current assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

i) Plant and equipment

These are shown at their restated cost.

i) Depreciation of fixed assets

Depreciation is calculated using the straight-line method on the restated book values and over the remaining useful lives of the respective assets.

j) Investments in related companies

Investments in related companies with capacity to exercise significant influence over the management are shown at their proportional equity value based on the respective financial statements of the companies at December 31, 2004 and 2003. The participation in the results for each period is shown on an accrued basis.

k) Goodwill

Goodwill represents the difference paid between the cost of related companies and their proportional equity value at the time of their purchase. Goodwill is being amortized over a period of 20 years from the date of acquisition because it is estimated that the investment is recovered during this term.

l) Other assets

These include the costs related to technical assistance provided by Ondeo Services Chile S.A. and AGBAR Chile S.A. to the Company in the presentation of the contract offer for the introduction of advanced management and operating systems and procedures.

The technical assistance costs are being amortized over 5 years, the term of the contract.

m) Income tax and deferred taxes

The Company has provided for income tax on the basis of the net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and contained in Circular 1,466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes resulting from timing differences, tax losses that imply a tax benefit and other events that create differences between the financial and tax treatment.

n) Derivative contracts

The Company has signed exchange risk cover contracts with financial institutions. These contracts were defined as hedging of existing entries and have been contracted and assigned as hedging instruments against a variation in the rate of exchange and have been recorded in accordance with Technical Bulletin N° 57 of the Chilean Institute of Accountants.

o) Sales

Sales are recorded on an accrued basis.

p) Statement of cash flows

The Company considers as cash and cash equivalents its balances in unrestricted bank checking accounts in local and foreign currencies and short-term investments made as part of its normal cash management, whose redemption will take place within 90 days from the date the investment was made and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include revenues and expenses of the Company and its subsidiaries and all other income and expenses that are treated as non-operating in the Statement of Income.

3. ACCOUNTING CHANGES

The principals and criteria described in Note 2 have been applied uniformly during the periods of 2004 and 2003.

4. MARKETABLE SECURITIES

The detail of these at December 31, 2004 and 2003 is as follows:

Instruments	Book Value	
	31/12/2004	31/12/2003
Shares		
Bonds		
Mutual fund quotas	-	444.542
Investment fund quotas		
Publicly-traded notes		
Mortgage notes		
Total Marketable Securities	-	444.542

5. BALANCES & TRANSACTIONS WITH RELATED COMPANIES

Transactions with subsidiaries

Notes and accounts receivable

There is a services contract in UF in effect since 2001 with Aguas Andinas S.A. with a term of 5 years, with monthly invoicing according the services provided.

Transactions with related companies

Notes and accounts receivable

The accounts receivable from Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A. relate to trading current accounts which accrue no interest and are indexed as from January 1, 2005.

Tx No.	Company	Short Term		Long Term	
		31/12/2004	31/12/2003	31/12/2004	31/12/2003
77329730-4	INVERSIONES AGUAS DEL GRAN SANTIAGO S.A.	10.403.262	-		
96885200-0	ONDEO SERVICES CHILE S.A.	10.403.262	-		
61808000-5	AGUAS ANDINAS S.A.	1.396.460	1.486.856		
TOTAL		22.202.984	1.486.856		

Notes and accounts payable

There is a services contract in euros with Sociedad General Aguas de Barcelona S.A. and Suez Lyonnaise des Eaux which has a term of 5 years with monthly invoicing and payments at 63 days, without interest.

Tax No.	Company	Short Term		Long Term	
		31/12/2004	31/12/2003	31/12/2004	31/12/2003
0000001-9	SUEZ LYONNAISE DES EAUX .	178.728	269.186		
0000001-9	SOC. GRAL. AGUAS DE BARCELONA S.A.	714.911	628.100		
TOTAL		893.639	897.286		

Notes and Accounts Receivable

Tax No.	Relationship	Transaction	31/12/2004		31/12/2003	
			Amount	Effect on results (charge)/credit)	Amount	Effect on results (charge)/credit)
00000001-9	INDIRECT	ADVICE RECEIVED	1.289.457	- 1.289.457	734.087	- 734.087
00000001-9	INDIRECT	ADVICE RECEIVED	3.008.732	- 3.008.732	3.416.390	- 3.416.390
77329730-4	PARTNER	LOANS GRANTED	10.403.262		39.503.099	-
77329730-4	PARTNER	CAPITAL REDUCTION IAM	-	-	81.250.752	-
00000001-9	PARTNER	LOANS GRANTED	10.403.262	-	39.503.099	-
00000001-9	PARTNER	CAPITAL REDUCTION IAM	-	-	81.250.752	-
61808000-5	SUBSIDIARY	DIVIDENDS RECEIVED	20.799.952	-	29.481.073	-
61808000-5	SUBSIDIARY	CAPITAL REDUCTION	-	-	73.474.870	-
61808000-5	SUBSIDIARY	ADVICE PROVIDED	5.155.171	4.775.765	5.400.248	4.444.734

6. DEFERRED TAXES AND INCOME TAX

The detail of the net taxable income and other concepts at December 31, 2004 and 2003 is as follows:

	2004 ThCh$	2003 ThCh$
a. Taxable income	(81.984)	(503.155)
b. Balance of taxed profits	20.787.558	
c. 15% credit for shareholders	108.257	
16% credit for shareholders		
16.5% credit for shareholders	2.874.399	
17% credit for shareholders	965.572	

Timing Differences	31/12/2004 Deferred Tax Assets Short Term	31/12/2004 Deferred Tax Assets Long Term	31/12/2004 Deferred Tax Liabilities Short Term	31/12/2004 Deferred Tax Liabilities Long Term	31/12/2003 Deferred Tax Assets Short Term	31/12/2003 Deferred Tax Assets Long Term	31/12/2003 Deferred Tax Liabilities Short Term	31/12/2003 Deferred Tax Liabilities Long Term
Allowance doubtful accounts								
Unearned income								
Provision for vacations	671				671			
Amortization intangible assets								
Leased assets								
Manufacturing expenses								
Depreciation fixed assets								
Severance Indemnities								
Other events								
Investment expenses related companies			12.921	177.669			12.194	191.318
Others								
Complementary accounts-net of								
Provision for valuation								
Total	671		12.921	177.669	671		12.194	191.318

During 2003, the Company received dividends from Aguas Andinas S.A. amounting to ThCh$ 21,257,691 (ThCh$ 29,294,286 in 2003), offsetting the tax loss against these profits. The company was therefore able to recover the tax related to the dividends, generating prepaid taxes on absorbed profits of ThCh4 13,996 (ThCh$ 88,792 in 2003).

[illegible]	31/12/2004	31/12/2003
Current tax charge (tax provision)	-	
Tax charge adjustment *(previous year)*	-	-
Effect on assets or liabilities of deferred taxes for year	12.922	12.914
Tax benefit of tax losses		
Effect of amortization of complementary deferred asset & liability accounts		
Effect on assets or liabilities of deferred tax due to changes in the valuation provision		
Other charges or credits in the account	13.996	88.792
Totales	26.918	101.706

7. OTHER CURRENT ASSETS

The details of other current assets for each period are as follows:

	2004 ThCh$	2003 ThCh$
Instruments of Central Bank of Chile (Note 8)	560.432	
Total	560.432	

8. INFORMATION ON OPERATIONS INVOLVING COMMITMENTS TO PURCHASE, COMMITMENTS TO SELL, SALES WITH REPURCHASE AGREEMENTS AND PURCHASES WITH RESALE AGREEMENTS OF INSTRUMENTS OR MARKETABLE SECURITIES

Details of the agreements in Chilean pesos signed as at December 31, 2004 are as follows:

Code	Dates		Counterparty	Currency of origin	Subscription value	Rate	Final value	Identification of instruments	Market value
	Start	End							
CRV	38.334,00	38.355,00	BANCO SANTANDER SANTIAGO	PESOS	192.094	0,20%	192.363	PESO REPO	192.325
CRV	38.336,00	38.355,00	BANCO SANTANDER SANTIAGO	PESOS	60.000	0,21%	60.080	PESO REPO	60.067
CRV	38.350,00	38.357,00	BANCO SANTANDER SANTIAGO	PESOS	140.000	0,19%	140.065	PESO REPO	140.018
CRV	38.350,00	38.357,00	BANCO SANTANDER SANTIAGO	PESOS	168.000	0,20%	168.078	PESO REPO	168.022

9. INVESTMENTS IN RELATED COMPANIES

The detail of these at December 31, 2004 and 2003 is as follows:

RUT	Company	Country of origin	Investment control currency	No. of shares	Percentage holding		Equity of company		Result for the year
					31/12/2004	31/12/2003	31/12/2004	31/12/2003	31/12/2004
61808000-5	AGUAS ANDINAS S.A.	CHILE	PESOS	3.133.053.126	51	51	379.212.302	358.388.374	62.503.455
00000001-9	AGUAS INDUSTRIALES DEL NORTE S.A.	CHILE	PESOS	1.000	60	60	385	1.714	-1.331
TOTAL									

Result for year at fair value		Accrued results		Equity value		Unrealized income		Book value of investment	
31/12/2004	31/12/2003	31/12/2004	31/12/2003	31/12/2004	31/12/2003	31/12/2004	31/12/2003	31/12/2004	31/12/2003
		32.003.019	31.310.348	194.164.283	183.502.015			194.164.283	183.502.015
		-798	-1.237	231	1.029			231	1.029
				194.164.514	183.503.044			194.164.514	183.503.044

GOODWILL

As at December 31, 2004 and 2003, the balances of goodwill, representing the difference between the cost and'the equity value of the acquired company, are as follows:

Tax No.	Company	31/12/2004		31/12/2003	
		Amount amortized in year	Balance goodwill	Amount amortized in year	Balance goodwill
61808000-5	AGUAS ANDINAS S.A.	20.755.738	306.147.127	20.755.738	326.902.865
TOTAL		20.755.738	306.147.127	20.755.738	326.902.865

11. PROVISIONS AND WRITE-OFFS

The detail of provisions as at December 31, 2004 and 2003 is as follows:

	Current liabilties	
	2004 ThCh$	2003 ThCh$
Provision for bonds	24.680	75.684
Provision for audits	1.299	1.734
Vacations	2.032	6.932
Insurance	12.852	0
Total	**40.863**	**84.350**

There were no write-offs during 2004 and 2003.

12. MOVEMENT IN EQUITY ACCOUNTS

The changes in the equity of the Company during 2004 and 2003 are the following:

Movements	Paid capital	Capital restatement reserve	Retained earnings	Result for year	Paid capital	Capital restatement reserve	Retained earnings	Result for year
Initial balance	474.157.984	7.119.651	8.032.626	9.362.187	564.636.479	68.159.558	1.837.500	6.315.596
Distribution prior year's results	-	-	9.362.187	- 9.362.187			6.315.595	- 6.315.595
Final dividend previous year								
Capital cash paid in			-					
Capitalization reserves &/or earnings	-							
Accumulated deficit development period								
Capital increase					68.159.558	- 68.159.558		
Reduction in capital					- 158.536.053			
Restatement of capital		12.031.941	435.370		-	7.119.651	79.531	
Result for for year				10.736.192				9.362.187
Interim dividends								
Final balance	474.157.984	19.151.592	17.850.183	10.736.192	474.157.984	7.119.651	8.032.626	9.362.187
Balances restated					474.157.984	19.151.592	8.235.441	9.615.142

In accordance with the deed modifying the capital dated October 15, 2003, the following was agreed:

Series	Subscribed capital	Paid capital
		474.157.984

Increase in capital:

Increase the capital of the Company by ThCh$ 68,159,558 by capitalizing the corresponding restatement of capital.

Reduction in capital:

Reduce the Company's capital by ThCh$ 158,538,053. Once made, the capital will be reduced to ThCh$ 474,157,984. The amount of the reduction was distributed equally and simultaneously in cash between the two partners (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.) within the term that expired on December 31, 2003.

13. PRICE-LEVEL RESTATEMENTS

The detail of the net price-level restatement credited (charged) to income is a follows:

ASSETS (CHARGES) / CREDITS	Indexation unit	31/12/2004	31/12/2003
INVENTORIES	CPI	0	0
FIXED ASSETS	CPI	8	10
INVESTMENTS IN RELATED COMPANIES	CPI	0	0
CURRENT ASSETS	CPI	12.936	710
OTHER ASSETS	CPI	11.908.126	6.496.773
OTHER NON-MONETARY ASSETS	CPI	0	0
EXPENSE & COST ACCOUNTS		73.945	(438)
TOTAL (CHARGES) CREDITS		11.995.015	6.497.055
LIABILITIES (CHARGES) / CREDITS			
EQUITY	CPI	(12.467.311)	(7.379.161)
CURRENT LIABILITIES	CPI	(4.954)	(2.136)
NON-MONETARY LIABILITIES		0	0
REVENUE ACCOUNTS	CPI	(73.404)	(38)
TOTAL (CHARGES) CREDITS		(12.545.669)	(7.381.335)
(LOSS) GAIN ON PRICE-LEVEL RESTATEMENTS		(550.654)	(884.280)

14. EXCHANGE DIFFERENCES

The net exchange differences arising in the periods to December 31, 2004 and 2003 are as follows:

ASSETS (CHARGES) / CREDITS	Moneda	31/12/2004	31/12/2003
CASH & BANKS	DOLAR	(1.407)	-
CASH & BANKS	EURO	6.925	(212)
Total (Charges) Credits		5.518	(212)
LIABILITIES (CHARGES) / CREDITS			
Total (Charges) Credits		-	-
(Loss) Gain on exchange differences		5.518	(212)

15. STATEMENT OF CASH FLOWS

In the Statement of cash flows, cash equivalents consist of financial investments, including time deposits, marketable securities and purchase/sale agreements with terms of less than 90 days from their investment dates. The detail of the balance of cash and cash equivalents is as follows:

	2004 ThCh$	2003 ThCh$
Cash & banks	15.933	98.825
Marketable securities	0	444.542
Other current assets	560.432	0
Balance of cash & cash equivalents	**576.365**	**543.367**

The other investment income shown in the inflows at December 31, 2003 of ThCh$ 73,474,870 relate to revenues received through the capital reduction of the investor.

16. DERIVATIVE CONTRACTS

As of December 31, 2004, the Company maintains derivative contracts with financial institutions with the purpose of covering exchange rate risks according to the following details. These have been valued in accordance with the criteria described in Note 2 n).

Type of derivative	Type of contract	Contract value	Term or expiry	[illegible]	Specific item	Position Purchase / Sale	Item or transaction covered: Name	Amount	Value of item covered	Asset / Liability: Name
FORWARD	CCPE	33.995	63 DAYS		EXCHANGE RATE	C	THIRD PARTY OBLIGATIONS	34.217	34.217	LIABILITIES FOR FORWARD
FORWARD	CCPE	305.331	63 DAYS		EXCHANGE RATE	C	THIRD PARTY OBLIGATIONS	305.335	305.335	LIABILITIES FOR FORWARD
FORWARD	CCPE	249.238	63 DAYS		EXCHANGE RATE	C	THIRD PARTY OBLIGATIONS	248.569	248.569	LIABILITIES FOR FORWARD

17. CONTINGENCIES AND RESTRICTIONS

At December 31, 2004 and 2003, the Company has provided a performance bond of Banco Santander in favor of its subsidiary Aguas Andinas S.A. for the sum of ThCh$ 81,890 and ThCh$ 82,013 respectively (UF 4,728.88) to guarantee the provision of contracted services.

Creditor of collateral	Debtor: Name	Debtor: Relationship	Type of collateral	Assets affected: Type	Assets affected: Book value	Balance outstanding at close of financial statements: 31/12/2004	31/12/2003	[illegible]: 31/12/2005	Assets	Release of [illegible]: 31/12/2006
AGUAS ANDINAS S.A.	INVERSIONES AGUAS METROPOLITANA LTDA.	SUBSIDIA	PERFORMANCE BOND		-	81.890	82.013			

18. GUARANTEES RECEIVED FROM THIRD PARTIES

The Company has received no guarantees from third parties.

19. LOCAL AND FOREIGN CURRENCIES

The Company shows the following assets and liabilities in local and foreign currency as at December 31, 2004 and 2003:

	Currency	Up to 90 days 31/12/2004 Amount	Avge ann int rate	31/12/2003 Amount	Avge ann int rate	90 days to 1 year 31/12/2004 Amount	Avge ann int rate	31/12/2003 Amount	Avge ann int rate
SUNDRY CREDITORS	NON-INDEXED	0		0		76.328		75.698	
PROVISIONS	NON-INDEXED	40.863		84.350					
WITHHOLDINGS	NON-INDEXED	266.247		396.879					
DEFERRED TAXES	INDEXED CH$					12.250		11.523	
OTHER LIABILITIES	NON-INDEXED	11.976		2.670					
NOTES & ACCOUNTS PAYABLE TO	EUROS	893.639		897.286					
TOTAL CURRENT LIABILITIES									
	NON-INDEXED	319.086		483.899		76.328		75.698	
	INDEXED CH$	0		0		12.250		11.523	
	EUROS	893.639		897.286		0		0	

	Moneda	1 to 3 years Amount	Avge annual int rate	3 to 5 years Amount	Avge annual int rate	5 to 10 years Amount	Avge annual int rate	More than 10 years Amount	Avge annual int rate
DEFERRED TAXES		34.569		23.048		57.615		76.068	
TOTAL LONG-TERM LIABILITIES									

[illegible]	Currency	Amount 31/12/2004	31/12/2003
Current assets			
CASH & BANKS	NON-INDEXED CH$	10.353	91.664
CASH & BANKS	DOLLAR	5.580	7.161
SUNDRY DEBTORS	INDEXED CH$	0	924
NOTES RECEIVABLE FROM RELATED	NON-INDEXED CH$	22.202.984	1.486.856
RECOVERABLE TAXES	INDEXED CH$	175.720	217.586
OTHER CURRENT ASSETS	NON-INDEXED CH$	560.432	0
MARKETABLE SECURITIES	INDEXED CH$	0	444.542
Fixed assets			
FIXED ASSETS	INDEXED CH$	115	344
Other assets			
INVESTMENT RELATED COMPANIES	INDEXED CH$	194.164.514	183.503.044
GOODWILL	INDEXED CH$	306.147.127	326.902.865
OTHERS	INDEXED CH$	108.098	164.497
Total Assets			
	NON-INDEXED CH$	22.773.769	1.578.520
	DOLLAR	5.580	7.161
	INDEXED CH$	500.595.574	511.233.802

20. SANCTIONS

Neither the Company nor directors or executives at December 31, 2004 and 2003 were sanctioned by the Supreintendency of Securities and Insurance or other administrative authority.

21. SUBSEQUENT EVENTS

INVERSIONES AGUAS METROPOLITANAS S.A.

By public deed dated July 15, 2005 granted before Santiago Notary Public, Iván Torrealba, INVERSIONES AGUAS DEL GRAN SANTIAGO S.A. and ONDEO SERVICES CHILE S.A., then being the only two partners in INVERSIONES AGUAS METROPOLITANAS LIMITADA, and in accordance with clause 96 onward of Law 18.046, mutually agreed to reform its bylaws, transforming it into a corporation that will continue to operate the business.

SUMMARY OF THE BYLAWS OF INVERSIONES AGUAS METROPOLITANAS S.A.

The bylaws of INVERSIONES AGUAS METROPOLITANAS S.A. state that it is a corporation subject to the regulations governing open corporations, its bylaws and other applicable legislation.

The Company is domiciled in the City of Santiago and may establish branches, agencies or offices both within the country or overseas. The company's duration is indefinite.

The Company's objects are the following:

i) To invest in shares of the Chilean company Aguas Andinas S.A.;

ii) To provide all types of consultancy, advisory and other services related to the transfer of technology and know-how, technical assistance, business and project management, especially those related to the management and operation of the water and sewage treatment business. The capital is fully paid up and amounts to the sum of Ch$ 468,751,176,308 divided into one billion (1,000,000,000) nominal shares, all with the same series and value, and of no par value.

The Company is administered by a board of directors composed of seven members, each with an alternate, and all run for a period of three years at the end of which they must all be renewed, although they may be re-elected.

The board of directors is the Company's legal and extra-legal representative and in order to comply with the company's objects, it is legally invested with the broadest and unrestricted powers of administration and disposal, except only for those that the law or the bylaws reserve as the exclusive right of the shareholders meeting. In legal matters, it has all the powers stated in both paragraphs of clause 7 of the Civil Procedures Code, notwithstanding the legal representation that corresponds to the manager.

The Company has a general manager whose position shall be incompatible with that of a director and shall have all the powers of a businessman and those that the law grants or that board of directors may confer on him.

The Company shall be dissolved by agreement at an extraordinary shareholders' meeting and for other legal reasons. Once the Company is dissolved, its liquidation shall be carried out by a Liquidation Commission.

TRANSITORY PROVISIONS OF THE TRANSFORMATION DEED.

These establish that the capital, amounting to Ch$ 468,751,176,308 and divided into 1,000,000,000 shares of one single series and of equal value, is fully paid up as indicated in the deeds of the constitution of the Company and its subsequent modifications to its style as a limited partnership.

The capital was paid in by the partners in the following proportions:

a) Ch$ 375,469,692,223 was contributed by INVERSIONES AGUAS DEL GRAN SANTIAGO S.A., corresponding to 80.1% of the total capital of the limited partnership transformed into an open corporation in such a way that this shareholder holds 801,000,000 shares in INVERSIONES AGUAS METROPOLITANAS S.A. which were understood to be held by INVERSIONES AGUAS DEL GRAN SANTIAGO S.A. as from the date of the transformation deed; and

b) Ch$ 93,281,484,085 was contributed by ONDEO SERVICES CHILE S.A., corresponding to 19.9% of the total capital of the limited partnership transformed into an open corporation in such a way that this shareholder holds 199,000,000 shares in INVERSIONES AGUAS METROPOLITANAS S.A. which were understood to be held by ONDEO SERVICIOS CHILE S.A. as from the date of the transformation deed.

NEW BOARD OF DIRECTORS

In the transformation deed mentioned previously, a provisional board of directors was appointed which shall remain in office from July 15 of this year until the next ordinary shareholders' meeting. The Company will be managed by a provisional board consisting of Ángel Simon, Alfredo Noman, Xavier Amorós, Josep Bagué, Fernando Rayón, Alain Chaigneau and Jean Marc Boursier ss titular members, and their respective alternates shall be Patricio Prieto, José Vila, Claudio Undurraga, Lluis María Puiggarí, Fernando Samaniego, Jean Paul Minette and Fernando Bravo.

APPOINTMENT OF EXTERNAL AUDITORS

Deloitte & Touche Sociedad de Auditores y Consultores Limitada have been appointed as external auditors until the first ordinary shareholders' meeting of the Company.

APPOINTMENT OF THE NEW GENERAL MANAGER

During the first meeting of the Company's board of directors held on July 18, 2005, Giovano Suazo was appointed general manager of the Company.

INSCRIPTION OF THE COMPANY IN THE SHAREHOLDERS REGISTER IN THE SUPERINTENDENCY OF SECURITIES AND INSURANCE

On July 15, 2005, Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A., as the only shareholders of Inversiones Aguas Metropolitanas S.A. agreed to proceed with the inscription of the Company and its shares in the Securities Register of the Superintendency of Securities and Insurance in order that the Company and its shareholders may make public offer of the shares.

At the time of issue of these financial statements, the Company's management is unaware of any other material information that might significantly affect the company's financial situation and/or results at December 31, 2004.

22. ENVIRONMENT

The Company has no environmental improvement projects.

-- 0 --

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of IAM and subsidiaries as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004

Interim Consolidated Financial Statements (Unaudited) of IAM and subsidiaries as of and for the nine-month periods ended September 30, 2004 and 2005

Deloitte.

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

INDEPENDENT ACCOUNTANTS' REPORT

To the Shareholders of
Inversiones Aguas Metropolitanas S.A.

We have audited the accompanying consolidated balance sheets of Inversiones Aguas Metropolitanas S.A. and subsidiaries as of December 31, 2003 and 2004 and the related statements of income and cash flows for each of the three years in the period ended December 31, 2004. These financial statements (including the related notes) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Inversiones Aguas Metropolitanas S.A. and subsidiaries as of December 31, 2003 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Chile.

The accompanying financial statements have been translated into English for the convenience of readers outside Chile.

Deloitte

July 19, 2005
Santiago, Chile

Una firma miembro de
Deloitte Touche Tohmatsu

CONSOLIDATED BALANCE SHEETS

As at December 31, 2003 and 2004
(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos (ThCh$) as of December 31, 2004)

	Notes	At December 31, 2003 ThCh$	At December 31, 2004 ThCh$
ASSETS			
CURRENT:			
Cash and banks		802,107	125,086
Time deposits		—	36,287,036
Marketable securities		445,581	1,661,338
Trade accounts receivable, net	(4)	34,092,325	30,435,204
Notes receivable, net	(4)	1,338,048	1,337,112
Sundry debtors, net	(4)	1,278,967	847,197
Notes and accounts receivables from related companies	(5)	64,241	20,851,678
Inventories, net		1,537,137	1,588,572
Taxes recoverable		951,859	2,417,464
Prepaid expenses		352,564	309,095
Deferred taxes	(6)	302,213	376,587
Other current assets	(7-8)	7,168,962	1,578,988
Total current assets		48,334,004	97,815,357
FIXED ASSETS:			
Land	(9)	29,563,980	31,986,046
Building and infrastructure	(9)	903,005,731	916,538,725
Machinery and equipment	(9)	98,149,765	104,555,391
Other fixed assets	(9)	16,230,935	17,814,413
Revaluation of fixed assets	(9)	4,704,790	4,697,498
Accumulated depreciation	(9)	(476,576,846)	(500,665,561)
Total fixed assets		575,078,355	574,926,512
OTHER ASSETS:			
Goodwill	(10)	390,565,912	365,979,317
Negative goodwill	(10)	(1,172)	(1,106)
Long-term debtors	(4)	10,765,041	10,249,450
Intangible assets	(11)	39,680,088	40,044,030
Accumulated amortization	(11)	(4,185,773)	(5,179,910)
Other	(12)	13,770,370	11,787,290
Total other assets		450,594,466	422,879,071
TOTAL ASSETS		1,074,006,825	1,095,620,940

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As at December 31, 2003 and 2004
(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos (ThCh$) as of December 31, 2004)

	Notes	At December 31, 2003 ThCh$	At December 31, 2004 ThCh$
LIABILITIES			
CURRENT:			
Bonds payable—short-term portion	(15)	3,977,386	33,169,547
Short-term portion of borrowings from banks and financial institutions	(13)	699,572	585,952
Accounts payable		12,235,509	15,210,292
Notes payable		282,160	4,802,890
Sundry creditors		1,098,936	1,330,968
Notes and accounts payable to related companies	(5)	20,376,942	9,096,058
Accruals	(16)	17,499,371	14,835,677
Withholdings		6,511,122	5,609,786
Income taxes		559,914	—
Unearned income		1,486,256	958,512
Other current liabilities		8,360	11,976
Total current liabilities		64,735,528	85,611,658
LONG TERM:			
Borrowings from banks and financial institutions	(14)	54,515,285	68,299,795
Bonds payable	(15)	230,961,702	199,504,617
Notes payable	(32)	22,038,099	22,791,252
Sundry creditors		3,107,936	2,030,997
Accruals	(16)	7,928,413	6,267,637
Deferred taxes	(6)	2,966,995	3,020,257
Other long-term liabilities		1,698,111	1,147,380
Total long-term liabilities		323,216,541	303,061,935
Minority interest	(18)	174,894,997	185,051,396
SHAREHOLDERS' EQUITY:			
Paid-in capital	(19)	474,157,984	474,157,984
Price level restatement	(19)	19,151,592	19,151,592
Reserve for future dividends	(19)	8,233,441	17,850,183
Net income for the year	(19)	9,616,742	10,736,192
Total shareholders' equity		511,159,759	521,895,951
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,074,006,825	1,095,620,940

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2002, 2003 and 2004
(Restated for general price-level changes and expressed
in thousands of constant Chilean Pesos (ThCh$) as of December 31, 2004)

	Notes	For the years ended December 31, 2002 ThCh$	2003 ThCh$	2004 ThCh$
OPERATING RESULTS				
Revenues from operations		156,150,269	172,607,626	188,641,487
Cost of operations		(55,713,602)	(60,953,071)	(79,033,399)
OPERATING MARGIN		100,436,667	111,654,555	109,608,088
ADMINISTRATIVE & SELLING EXPENSES		(31,709,654)	(35,003,968)	(26,058,032)
OPERATING INCOME		68,727,013	76,650,587	83,550,056
NON-OPERATING EXPENSES (INCOME)				
Financial income		3,418,843	6,662,013	4,727,602
Equity in income of equity affiliates, net		(4,156)	—	—
Other non-operating income	(20)	4,891,718	5,540,903	6,939,797
Amortization of goodwill	(10)	(24,725,832)	(24,586,600)	(24,586,600)
Financial expenses		(3,746,757)	(8,005,986)	(16,576,431)
Other non-operating expenses	(20)	(917,988)	(775,990)	(637,884)
Price-level restatement	(21)	(2,229,044)	(1,672,781)	998,445
Foreign exchange differences	(22)	(70,337)	2,946	4,739
Non-operating expense, net		(23,383,553)	(22,835,495)	(29,130,332)
INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL		45,343,460	53,815,092	54,419,724
INCOME TAXES	(6)	(11,475,968)	(14,357,840)	(13,183,287)
INCOME BEFORE MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL		33,867,492	39,457,252	41,236,437
MINORITY INTEREST	(18)	(27,330,917)	(29,840,575)	(30,500,310)
AMORTIZATION OF NEGATIVE GOODWILL	(10)	65	65	65
NET INCOME FOR THE YEAR		6,536,640	9,616,742	10,736,192

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2002, 2003 and 2004
(Restated for general price-level changes and expressed
in thousands of constant Chilean Pesos (ThCh$) as of December 31, 2004)

	Notes	2002 ThCh$	2003 ThCh$	2004 ThCh$
		For the years ended December 31,		
NET CASH FLOW FROM OPERATING ACTIVITIES:				
Collection of trade accounts receivable		183,168,990	203,636,564	234,784,177
Financial income received		1,439,321	2,608,123	645,452
Other income received		1,915,452	2,349,206	5,063,563
Payment to suppliers and personnel		(68,320,672)	(70,120,787)	(93,857,183)
Interest paid		(3,499,013)	(5,834,343)	(12,752,236)
Income tax paid		(11,867,287)	(12,558,801)	(15,209,151)
Other expenses paid		(365,526)	(2,171,418)	(1,337,150)
V.A.T. and similar payments		(12,543,084)	(8,405,564)	(24,126,190)
Total net cash flow from operating activities		89,928,181	109,502,980	93,211,282
NET CASH FLOW FROM INVESTING ACTIVITIES:				
Proceeds from sales of fixed assets		1,619,728	1,424,265	1,903,423
Proceeds from sales of other investments		180,308	—	—
Collection of loan to related companies		—	162,572,824	6,018
Other income from investments		—	12	—
Additions of fixed assets		(96,171,541)	(100,975,932)	(41,251,674)
Payment of capitalized interest		(1,078,827)	(4,269,004)	(421,738)
Permanent investments		(6,828,899)	—	—
Investment in financial instruments		(137,862)	—	—
Other loans to related companies		(16,536,929)	(111,881,451)	(21,259,546)
Other investment disbursements		(6,029,288)	(1,280,201)	(485,229)
Total net cash flow used in investing activities		(124,983,310)	(54,409,487)	(61,508,746)
NET CASH FLOW FROM FINANCING ACTIVITIES:				
Loans obtained		—	56,338,082	15,857,148
Bonds issued		66,616,847	98,778,120	—
Other financing	(24)	4,597,079	12,583,188	17,311,785
Capital reduction		—	(162,501,504)	—
Payment of loans		(442,606)	(2,979,320)	(571,461)
Bond payments		(1,678,642)	(1,739,179)	(1,869,802)
Payment of stock issuance and placement costs		(111,971)	—	—
Payment of bond issuance and placement costs		—	(2,867,754)	—
Payment of dividends		(24,408,689)	—	—
Other financing disbursements	(24)	(10,550)	(104,823,241)	(30,572,640)
Total net cash flow provided by (used in) financing activities		44,561,468	(107,211,608)	155,030
TOTAL NET CASH FLOW FOR THE YEAR		9,506,339	(52,118,115)	31,857,566
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS		(12,100)	262,908	(640,461)
NET CHANGE IN CASH AND CASH EQUIVALENTS		9,494,239	(51,855,207)	31,217,105
OPENING BALANCE OF CASH AND CASH EQUIVALENTS		50,753,686	60,261,139	8,417,574
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	(24)	60,247,925	8,405,932	39,634,679

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2002, 2003 and 2004
(Restated for general price-level changes and expressed
in thousands of constant Chilean Pesos (ThCh$) as of December 31, 2004)

	Notes	2002	2003	2004
		ThCh$	ThCh$	ThCh$
RECONCILIATION OF NET INCOME FOR THE YEAR WITH OPERATING CASH FLOW:				
Net income for the year	(19)	6,536,640	9,616,742	10,736,192
Gain on sale of fixed assets	(20)	(1,237,761)	(1,202,708)	(812,237)
Charges (credits) to income not representing cash flows:				
Depreciation for the year	(9)	25,397,769	26,835,332	32,287,223
Amortization of intangible assets	(11)	878,813	981,223	1,006,477
Write-offs and provisions		4,458,705	3,734,885	3,238,601
Equity in gain/loss of investment in related companies		4,156	—	—
Amortization—goodwill	(10)	24,725,832	24,586,600	24,586,600
Amortization—negative goodwill	(10)	(65)	(65)	(65)
Net price-level restatement	(21)	2,229,044	1,672,781	(998,445)
Net foreign exchange differences	(22)	70,337	(2,946)	(4,739)
Other credits to income statement not representing cash flow		—	(2,378,068)	(2,951,322)
Other charges to income statement not representing cash flow		740,841	1,800,974	1,681,111
Changes in assets affecting operating cash flow (increase) decrease:				
Trade accounts receivable		(5,544,661)	(9,840,323)	1,330,269
Inventories		(574,137)	1,044,749	1,051,411
Other assets		10,191,108	1,396,863	958,078
Change in liabilities affecting operating cash flow increase (decrease):				
Accounts payable related to operating income (expense)		(15,362,326)	879,541	(6,999,172)
Interest payable		152,745	311,924	1,670,169
Income tax payable		(1,247,987)	518,910	(2,580,288)
Other account payable related to the non-operating income (expense)		1,011,012	1,504,699	(3,098,733)
VAT & similar payables (net)		10,167,199	18,201,292	1,609,842
Minority interest	(18)	27,330,917	29,840,575	30,500,310
NET CASH FLOW FROM OPERATING ACTIVITIES		89,928,181	109,502,980	93,211,282

(Column heading: For the years ended December 31,)

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

1. REGISTRATION IN THE SECURITIES REGISTER

Inversiones Aguas Metropolitanas Ltda. (the "Company") was established on May 19, 1999 under a deed drawn up before Notary Public Juan Ricardo San Martin and entered into the Business Register under Number 9027 of May 24, 1999.

The object of the Company is to invest in all types of rights and shares and public negotiable paper and, in general, in all types of investment instruments of any type, especially in establishing, constructing and running public services for the production and distribution of drinking water, the disposal and treatment of waste water and the provision of such services through its participation in or association with other companies.

Inversiones Aguas Metropolitanas Limitada is currently arranging its placement as an entity regulated by the Superintendency of Securities and Insurance.

As indicated in Note 30, on July 15, the partners of Inversiones Aguas Metropolitanas Limitada approved the change-over of the Company from a limited liability company to a corporation.

The Company's subsidiaries are: Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A., which are registered under Numbers 0346, 0369, 0389 and 0402, respectively, in the Securities Register of the Superintendency of Securities and Insurance. Consequently, these Companies are subject to the regulatory authority of that Superintendency.

2. ACCOUNTING PRINCIPLES APPLIED

a. Accounting period—These financial statements are presented as of December 31, 2003 and 2004 for the balance sheet and for the years ended December 31, 2002, 2003 and 2004 for the statements of income and the statements of cash flows.

b. Preparation—These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance.

In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail.

c. Presentation—For comparison purposes, the balance sheet at December 31, 2003 and the income statements for the years ended December 31, 2002 and 2003 and their respective notes have been price-level restated by 3.5% and 2.5%, corresponding to the variation in the Consumer Price Index during calendar 2003 and 2004, with a one-month time lag, respectively.

d. Basis of consolidation—The consolidated financial statements comprise the assets, liabilities, results and cash flows of the Company and its subsidiaries. The transactions between the consolidated companies have been eliminated and the participation of the minority investors has been recognized as Minority Interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

The consolidated financial statements as of December 31, 2003 and 2004 and the consolidated statements of income and statements of cash flows as of December 31, 2002 include the following subsidiaries:

Companies Included in the Consolidation

		Percentage participation				
Tax I.D. No.	Name	12/31/2002	12/31/2003	12/31/2004		
		Total	Total	Direct	Indirect	Total
61.808.000-5	Aguas Andinas S.A.	51.2020	51.2020	51.2020	0.0000	51.2020
96.974.880-0	Aguas Industriales del Norte S.A.	0.0000	60.0000	60.0000	0.0000	60.0000
80.311.300-9	Aguas Cordillera S.A.	99.9900	99.9900	0.0000	99.9900	99.9900
96.945.210-3	Ecoriles S.A.	100.0000	100.0000	0.0000	100.0000	100.0000
96.828.120-8	Gestión y Servicios S.A.	100.0000	100.0000	0.0000	100.0000	100.0000
96.568.220-1	Aguas Los Dominicos S.A.	99.9497	99.9497	0.0000	99.9497	99.9497
96.967.550-1	Análisis Ambientales S.A.	100.0000	100.0000	0.0000	100.0000	100.0000
96.809.310-K	Comercial Orbi II S.A.	100.0000	100.0000	0.0000	100.0000	100.0000
89.221.000-4	Aguas Manquehue S.A.	100.0000	100.0000	0.0000	100.0000	100.0000
87.538.200-4	Hidráulica Manquehue Limitada	100.0000	100.0000	0.0000	100.0000	100.0000

e. Price-level restatement—The consolidated financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose, and in conformity with current Chilean regulations, non-monetary assets and liabilities, shareholders' equity accounts and income and expense accounts have been restated each year in terms of year-end constant pesos. The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index ("CPI") of the National Association of Statistics, which was 3.0%, 1.0% and 2.5% for the years ended December 31, 2002, 2003 and 2004, respectively. The index is based on the "prior month rule", pursuant to which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or of the transaction.

This index is considered by the business community, the accounting profession and the Chilean government to be the index that most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. For comparative purposes, the consolidated financial statements for the years ended December 31, 2002 and 2003 and the amounts disclosed in the related footnotes have also been restated using the same index in terms of Chilean pesos of December 31, 2004 purchasing power.

The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power, and to include in net income for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

f. Currency translation—Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each year end, at the following rates:

	2002	2003	2004
	Ch$	Ch$	Ch$
US Dollar	718.61	593.80	557.40
Unidad de Fomento	16,744.12	16,920.00	17,317.05
Euro	752.55	744.95	760.13
UTA	352,668.00	356,868.00	363,696.00
UTM	29,389.00	29,739.00	30,308.00

The net adjustment of assets and liabilities denominated in foreign currency and in UF is also detailed in Note 28.

Certain assets and liabilities are denominated in Unidades de Fomento ("UF"). The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on changes in the CPI. The adjustments to the closing value of UF-denominated assets and liabilities are included in the price-level restatement account in the consolidated statement of operations.

See Note 26 for assessments in UTM and UTA.

g. Time deposits—Time deposits are shown at cost plus indexation adjustments, if applicable, plus accrued interest.

h. Marketable securities—Marketable securities reflect the investments in units in mutual funds made by the Company. These are presented at their redemption value as at the closing date of these financial statements.

i. Inventories—Materials are shown at their price-level restated cost which does not exceed their respective replacement costs at each year-end.

There is an allowance for obsolescence for slow-moving items remaining in inventory for more than one year.

j. Estimate of doubtful accounts—The estimate of doubtful accounts depends on the age of the accounts receivable and its history of collectibility, as follows:

A 100% provision is established for customers with debts past-due for over eight months.

For the subsidiary Aguas Andinas S.A. a provision of 20% of the consumer debts changed into repayment plans is established for cases classified as "non-governmentally subsidized clients". For cases classified as "governmentally subsidized clients", a provision of 40% of the agreed upon repayment amount plus interest, if applicable, is established. In the case of the subsidiaries, a provision of 20% of the agreed-upon repayment amount plus interest, if applicable, is established.

A provision is established for 100% of past-due notes receivable.

k. Fixed assets—For the subsidiary Aguas Andinas S.A. the fixed assets transferred by the predecessor entity are shown at their appraisal values determined by independent consultants in accordance with a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

technical study made in 1977 and restated for inflation. Acquisitions after 1977 are shown at their restated cost.

The subsidiary Aguas Cordillera S.A. shows its specific accounts at cost, plus the incremental value of a technical appraisal, made in 1977, both price-level restated.

The other subsidiaries record their fixed assets at their restated cost.

The fixed assets include the principal renovations and improvements but not maintenance costs or minor repair expenses that are charged to income in the year in which they are incurred.

Work in progress includes financing costs incurred until the assets are in a condition to be used, in accordance with Technical Bulletin No.31 of the Chilean Institute of Accountants.

Furthermore, direct remuneration, consultancy costs and other inherent and identifiable expenses are included in the costs of some works.

l. Depreciation of fixed assets—Depreciation is calculated using the straight-line method on the restated book values and over the remaining useful lives of the respective assets.

m. Leased assets—Leasing contracts classified as capital leases are recorded in accordance with Technical Bulletin No.22 of the Chilean Institute of Accountants.

Leased assets are valued and depreciated according to the same norms indicated for the remainder of the fixed assets.

The assets acquired this way are not legally owned by the Company until it has exercised its purchase option. Furthermore, the Company may not freely dispose of them.

n. Intangible assets—Water rights, rights of way and other rights are shown at their restated cost of acquisition, net of amortization, in accordance with Technical Bulletin No.55 of the Chilean Institute of Accountants.

Intangible assets are being amortized over a period of 40 years from the date of acquisition or as from 1998 when the literature pertaining to intangible assets was effective, as it is believed that they will provide benefits during those periods.

The Company retains rights to water use/supply or drinking water consumption which have been given to the Company by various governmental entities or municipalities which are valued on its books at zero. Additionally, those water use rights which have been acquired are amortized over a 40 year period using the straight-line method, or, for those which are acquired under lease, are amortized over the contractual term of the lease.

o. Goodwill—Goodwill represents the excess paid over the proportional equity book value on the purchase of shares in Aguas Andinas S.A., Aguas Cordillera S.A. and Comercial Orbi II S.A. Negative goodwill represents the deficit between the price paid and the proportional equity book value on the purchase of shares in Hidraúlica Manquehue Ltda. Negative goodwill and goodwill are amortized over a period of 20 years from the date of acquisition because it is estimated that the related investment will be recovered during this period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

p. Operations under resale agreements—The securities under resale agreements are valued as fixed rate investments and are shown in Other Current Assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

q. Bonds payable—This is the obligation for the placement of bonds issued by the Company and certain of its subsidiaries in the domestic market, shown at their nominal value plus indexation adjustments and interest accrued at the year-end. The discount incurred on the placement of the bonds is deferred over the bond term, in accordance with Circular 1,370 of the Superintendence of Securities and Insurance.

The costs of placing bonds on the domestic market incurred by the subsidiary, Aguas Cordillera S.A., in the years 1991, 1992, 1993, 1994 and 1995, were charged to results in the respective periods.

r. Income tax and deferred taxes—The Company and its subsidiaries have provided for income tax on the basis of net taxable income determined in accordance with the conditions established in the Income Tax Law. According to Technical Bulletin No. 60 and other instructions from the Chilean Institute of Accountants and in Circular 1,466 of the Superintendency of Securities and Insurance, the Company and its subsidiaries record the effects of deferred taxes resulting from timing differences, tax benefits related to tax loss carryforwards and other events that create differences between the book and tax treatment. The subsidiary Aguas Andinas S.A. early adopted the Technical Bulletin and recorded such effects in the year ended on December 31, 1999.

The Company and the other subsidiaries recorded these effects starting in 2000, recording deferred taxes arising on the accumulated timing differences in asset and liability accounts with credits and charges, respectively, to complementary accounts which are amortized, affecting income tax for the period, over the estimated reversal period.

To the extent necessary, deferred tax assets are further reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

s. Derivative contracts—The Company has signed forward exchange contracts. These have been defined as hedges against a variation in the rate of exchange and have been recorded in accordance with Technical Bulletin No. 57 of the Chilean Institute of Accountants.

t. Severance indemnities—In the subsidiary Aguas Andinas S.A., a provision was established for severance indemnities under the shut-down method up until August, 2002 for each of the existing union contracts. This provision shall remain fixed as at that date and will only be restated quarterly, in accordance with the variation in the CPI due to the fact that as from August 2002, the new union contracts came into effect which establish that the severance indemnities will be those indicated in the Labor Code (for involuntarily terminated employees).

In the subsidiaries Aguas Cordillera S.A. and Aguas Los Dominicos S.A. provisions were established for severance indemnities under the shut-down method up until December 2002 and January 2003 for each of the existing union contracts. These provisions shall remain fixed as at those dates and will only be restated for inflation on a quarterly basis in accordance with the variation in the Consumer Price Index. This is due to the fact that, as from those dates, the new collective contracts came into effect and these establish that the severance indemnities will be those indicated in the Labor Code (for involuntarily terminated employees).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Additionally, the new union agreements signed by the employees of Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Dominicos S.A., establish that the employees, who are expected to retire from the companies upon reaching the legal retirement age will continue to accrue the benefit of a severance indemnity beyond the dates stated in the previous paragraphs.

The Company's liability for the estimated additional indemnity for the above is provided for at present value, calculated based on expected years of service and discounted at 4.8% per annum.

In addition, in the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A., there are individual employment contracts containing senerance indemnity clauses that are recorded under the shut-down method in accordance with the provisions of these contracts.

Advances paid to personnel against these funds in Aguas Andinas S.A. and Aguas Cordillera S.A. are shown as long-term debtors. They will be offset against the final settlement after an indexation adjustment, as stipulated in the agreements mentioned.

u. Sales—The income from sales of the water treatment subsidiaries are recorded on the basis of the consumption read and billed to each customer, in accordance with the tariff fixed by the Superintendency of Sanitation Services ("SISS") for the upcoming five years.

Consumption read and not invoiced is also recorded, valued at the average tariff of each invoicing group.

v. Computer software—The computer software was acquired as computer packages and is shown in Other Fixed Assets, in accordance with Circular 981 of the Superintendency of Securities and Insurance.

w. Research and development expenses—Expenses incurred in research and development which do not result in viable projects, are charged directly to income for the year. Otherwise, they form part of the costs of the corresponding project and are capitalized.

x. Statement of cash flows—The Company considers as cash and cash equivalents the following: its balances in cash, in unrestricted bank checking accounts, time deposits, marketable securities and repurchase/sale agreements whose redemption will take place within 90 days from the date the investment was made and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include the Company's and its subsidiaries' business revenues and expenses and all other income and expenses that are treated as non-operating in the Statement of Income.

y. Impairment of long-lived assets—The Company reviews its long-lived assets for impairment whenever the operating revenues of the Company or of any one of its subsidiaries will not be sufficient, on a permanent basis, to cover all the cost including the depreciation of fixed assets. If this happens and the net book value of the fixed assets is higher than their realizable value, a break even analysis is then performed to determine the impairment loss that is required.

z. Translated—These financial statements have been translated into English for the convenience of the readers.

3. ACCOUNTING CHANGES

The accounting principles and criteria described in Note 2 were applied consistently during 2002, 2003 and 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

4. SHORT AND LONG-TERM ACCOUNTS RECEIVABLE

Trade accounts receivable relate to the subsidiaries' billing for consumption of drinking water, sewage services, sewage treatment and other associated services, with balances classified as short and long-term.

The balance of trade accounts receivable includes a provision for revenue accrued as at December 31, 2003 and 2004 of ThCh$11,589,436 and ThCh$12,033,762, respectively, on unbilled cubic meter readings at the end of each year.

The balance of accounts receivable as at December 31, 2004 is broken down as follows:

a) For Aguas Andinas S.A.: Residential 78.93%, Commercial 17.64% and Industrial and Others 3.43%, while at December 2003 the breakdown was: Residential 78.54%, Commercial 17.83% and Industrial and Others 3.63%.

b) For Aguas Cordillera S.A.: Residential 82.30%, Commercial 17.44% and Industrial and Others 0.26%, while at December 2003 the breakdown was: Residential 82.66%, Commercial 16.98% and Industrial and Others 0.36%.

c) For Aguas Los Dominicos S.A.: Residential 89.27%, Commercial 10.69% and Industrial and Others 0.04%, while at December 2003 the breakdown was: Residential 90.02%, Commercial 9.94% and Industrial and Others 0.04%.

d) For Aguas Manquehue S.A.: Residential 69.92%, Commercial 29.95% and Industrial and Others 0.13%, while at December 2003 the breakdown was: Residential 66.69%, Commercial 31.98% and Industrial and Others 1.33%.

The subsidiaries have established provisions for doubtful accounts as follows:

a) Provisions for bad debts have been set up by the subsidiaries as explained in Note 2 j. Of the amounts provided for as of December 31, 2002, 2003 and 2004, ThCh$3.585.749, ThCh$2,176,987 and ThCh$790,951, respectively, had been charged to expense to create the allowances for the corresponding period. Of these provisions as at December 31, 2003 and 2004, amounts of ThCh$1,199,199 and ThCh$7,209, respectively, have been written off.

b) Provisions on repayment agreements relate to agreements on the repayment of debts signed with customers by which they may have a right to a commercial discount in the event that they comply with what they have contracted. The allowance is ThCh$1,816,000 and the charge to the income statement as at December 31, 2004 was ThCh$2,085,930. In the years 2002 and 2003, no provisions were recorded for these agreements.

The principal component of long-term debtors is advances against indemnities, as indicated in Note 2 t.

Notes receivable is comprised mainly of promissory notes signed by our clients as a result of agreements with property developers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

The balance of short-term sundry debtors corresponds principally to a reserve for funds to pay off bonds upon maturity.

	Current								
	Up to 90 days		90 days to 1 year		Subtotal	Total current (net)		Long-term	
Account	2003	2004	2003	2004	2004	2003	2004	2003	2004
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivable	43,137,288	39,523,751	1,672,463	1,973,358	41,497,109	34,092,325	30,435,204	1,043,326	1,829,934
Estimate of doubtful accounts	—	—	—	—	11,061,905	—	—	—	—
Notes receivable	869,427	884,216	564,632	580,757	1,464,973	1,338,048	1,337,112	202,564	183,069
Estimate of doubtful accounts	—	—	—	—	127,861	—	—	—	—
Sundry debtors	1,291,850	398,899	21,608	501,109	900,008	1,278,967	847,197	9,519,151	8,236,447
Estimate of doubtful accounts	—	—	—	—	52,811	—	—	—	—
Total long-term debtors								10,765,041	10,249,450

5. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Transactions with indirectly related companies

Notes and accounts receivable

The account receivable from Constructora ACSA Ltda. relates to the sale of materials with a term of 30 days with no interest.

There is also an account receivable from Aguas Décima S.A. for laboratory services and sales of materials with a term of 30 days with no interest.

The receivables from Aguas Argentinas, Ondeo Puerto Rico and Aguas de Saltillo relate to the reimbursement of expenses.

The account receivable from Degrémont Agencia en Chile S.A corresponds to contracts for laboratory services with a term of 30 days with no interest.

The transactions with Brisaguas S.A. correspond to the sale of materials with a payment term of 70 days with no interest.

The account receivable from Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A. correspond to trade current accounts that are not readjustable or subject to interest rate.

Notes and accounts payable

The contract for the construction of the La Farfana sewage treatment plant and its operation until July 2005 was awarded under a public tender to Degrémont S.A. Agency in Chile. This is a turnkey construction contract with a performance guarantee and the payments under this contract are expressed in UF. The construction was concluded in September 2003 and as from October of the same year, the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Company is charged for operating the plant. There is another contract for the construction and improvements of the Los Trapenses Sewage Treatment Plant.

The accounts payable with Aguas de Levante S.A. relate to the purchase of materials at a term of 30 days, interest free.

The accounts payable with Acsa Agbar Construcción S.A. relate to a contract for the renewal and installation of sewage piping and to a contract for the construction of certain projects.

The accounts payable with Clavegueram de Barcelona S.A. correspond to the reimbursement of expenses.

The accounts payable with Constructora Acsa Ltda. correspond to the sale of materials at a payment term of 60 days with no interest.

The accounts payable with Brisaguas S.A. correspond to reimbursements received on behalf of third parties in accordance with the contract.

The accounts payable with Suez Lyonnaise des Eaux and Sociedad General de Aguas de Barcelona S.A. correspond to a contract in Euros to provide technological services as of the year 2001.

Notes and accounts receivable

Tax I.D. No.	Company	Short term 2003 ThCh$	Short term 2004 ThCh$
77.329.730-4	Inversiones Aguas del Gran Santiago S.A.	—	10,403,262
96.885.200-0	Ondeo Services Chile S.A.	—	10,403,262
77.030.800-3	Constructora Acsa Ltda.	27,853	637
1-9	Aguas Argentinas S.A.	15,499	14,075
96.703.230-1	Aguas Decimas S.A.	8,807	3,443
1-9	Aguas de Saltillo	6,029	5,883
59.066.560-6	Degrémont Agencia en Chile S.A.	3,076	20,156
96.864.190-5	Brisaguas S.A.	—	960
1-9	Ondeo Puerto Rico	2,977	—
	Total	64,241	20,851,678

Notes and accounts payable

Tax I.D. No.	Company	Short term 2003 ThCh$	Short term 2004 ThCh$
1-9	Sociedad General Aguas de Barcelona S.A.	628,100	178,728
1-9	Suez Lyonnaise Des Eaux	269,186	714,911
59.066.560-6	Degrémont Agencia en Chile S.A.	18,963,834	7,961,645
59.094.680-K	Aguas de Levante S.A.	354,545	159,306
59.096.940-0	Acsa Agbar Construcción S.A.	161,277	65,100
77.030.800-3	Constructora Acsa Ltda.	—	1,351
96.864.190-5	Brisaguas S.A.	—	11,198
1-9	Clavegueram de Barcelona S.A.	—	3,819
	Total	20,376,942	9,096,058

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Balances and transactions with related companies

Transactions

				12-31-2002		12-31-2003		12-31-2004	
Company	Tax I.D. No.	Relationship	Description of transaction	Amount	Effect on results (charge)/ credit	Amount	Effect on results (charge)/ credit	Amount	Effect on results (charge)/ credit
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Suez Lyonnaise Des Eaux	0000001-9	Indirect	Consultancy	1,468,300	(1,504,314)	3,416,390	(3,416,390)	3,008,732	(3,008,732)
Sociedad General Aguas de Barcelona S.A.	0000001-9	Indirect	Consultancy	2,400,511	(2,312,775)	734,087	(734,087)	1,289,457	(1,289,457)
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Parent	Loan granted	17,486,325	—	39,503,099	—	10,403,262	—
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Parent	Capital reduction of IAM	—	—	81,250,752	—	—	—
Ondeo Services Chile S.A.	96.885.200-0	Parent	Loan granted	17,486,325	—	39,503,099	—	10,403,262	—
		Parent	Capital reduction of IAM	—	—	81,250,752	—	—	—
Degrémont S.A. Agencia en Chile	59.066.560-6	Related Co.	Construction of treatment plant	85,614,592	—	75,105,264	—	8,349,036	—
Aguas de Levante S.A.	59.094.680-K	Related Co.	Purchase of material	124,314	—	1,212,415	(1,033,492)	1,022,712	(702,702)
Acsa Agbar Construcción S.A.	59.096.940-0	Related Co.	Contract renewal of piping	—	—	1,199,023	(5,725)	1,396,942	—
		Related Co.	Construction of work	—	—	621,922	—	994	—
Constructora Acsa Ltda.	77.030.800-3	Related Co.	Sale of materials	—	—	89,715	89,715	71,308	71,308
Degrémont S.A. Agencia en Chile	59.066.560-6	Related Co.	Operation of plant	—	—	3,881,917	(3,881,917)	6,301,674	(6,301,674)

6. DEFERRED TAXES AND INCOME TAX

a. Income tax

The Company has not established a provision for income tax as of December 31, 2002, 2003 and 2004 as it had and utilized accumulated tax loss carryforwards, which amounted to ThCh$793,789, ThCh$503,155 and ThCh$81,984, respectively, as of December 31, 2002, 2003 and 2004.

Furthermore, during the 2004 period, the Company received dividends from Aguas Andinas S.A. for an amount of ThCh$20,799,952 (ThCh$25,228,872 and ThCh$29,294,286 in 2002 and 2003, respectively). Applying the tax loss carryforwards against these distributions, the Company is able to recover the first category tax related to the dividends, generating a provisional monthly payment for absorbed profits of ThCh$13,996 (ThCh$119,068 and ThCh$88,910 in 2002 and 2003, respectively).

In addition, as of December 31, 2002, 2003 and 2004, we have recorded taxes recoverable for ThCh$44,849, ThCh$9,580 and ThCh$72,931, respectively, due to surplus provisional monthly payment for the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

As of December 31, 2002, 2003 and 2004, the detail of the unremitted earnings of subsidiaries is as follows:

	2002	2003	2004
	THC$	THC$	THC$
a. Taxable income	66,940,751	79,858,595	76,431,203
b. Unremitted earnings	38,128,436	49,709,346	94,508,742
c. 15% credit for shareholders	646,945	630,906	487,706
16% credit for shareholders	5,513,875	341,683	342,365
16.5% credit for shareholders	—	6,341,370	3,641,938
17% credit for shareholders	—	—	11,952,639
d. Tax loss*	52,498	506,918	85,460

* *The tax loss corresponds to the subsidiaries Hidráulica Manquehue Ltda. and Comercial ORBI II S.A.*

b. Deferred taxes

The timing differences and the deferred taxes as of December 31, 2003 and 2004 are detailed as follows:

	2003				2004			
	Deferred taxes assets		Deferred taxes liabilities		Deferred taxes assets		Deferred taxes liabilities	
Account	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Provision doubtful accounts	69,202	1,829,295	—	—	90,776	1,907,097	—	—
Unearned income	80,902	172,455	—	—	157,226	121,694	—	—
Provision for vacations	132,748	92,002	—	—	149,070	98,963	—	—
Leased assets	—	—	48,880	—	—	—	81,115	—
Depreciation of fixed assets	—	—	—	3,527,769	—	—	—	4,107,552
Severance indemnities	43,567	—	—	—	38,081	—	—	—
Other events	8,021	—	—	—	—	100,392	—	—
Accruals on participations	—	—	22	—	1,655	—	21	—
Obsolete materials	37,276	118,400	—	—	—	—	—	—
Costs of investments in related companies	—	—	12,194	296,980	—	—	12,921	274,526
Software	—	—	—	82,124	—	—	—	149,996
Bond placement discount	—	—	—	1,991,218	—	—	—	1,662,603
Tax losses	—	640	—	—	—	591	—	—
Litigation	3,905	168,373	—	—	4,586	158,682	—	—
Obsolescence fixed assets	—	54,508	—	—	—	9,977	—	—
Deferred expenses	—	—	15,403	95,403	—	—	10,134	85,294
Water rights	—	35,916	—	—	—	35,916	—	—
Reimbursable financial contributions	3,091	—	—	—	3,016	—	—	—
Accruals on real estate	—	—	—	—	36,368	—	—	—
Provision on repayment agreements	—	—	—	—	—	308,720	—	—
Others								
Complementary accounts—net of amortization	—	—	—	(555,550)	—	—		(518,273)
Valuation allowance	—	(640)	—	—	—	(591)	—	—
Total	378,712	2,470,949	76,499	5,437,944	480,778	2,741,441	104,191	5,761,698

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

c. Income tax

The detail of (expense) tax that affects the results of the years ended as of December 31, 2002, 2003 and 2004 is listed below:

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Current tax charge (tax provision)	(10,665,214)	(13,176,668)	(12,993,304)
Adjustment for prior year	(20,953)	(78,931)	(195,135)
Effect of deferred tax expense	(506,803)	(1,121,959)	58,340
Effect of amortization of complementary accounts	(257,488)	(37,277)	(37,277)
Tax benefits for tax loss carryforwards	6,922	—	—
Effect of change in the valuation allowance	146	499	49
Other charges or credits to the account	(32,578)	56,496	(15,960)
Total	(11,475,968)	(14,357,840)	(13,183,287)

7. OTHER CURRENT ASSETS

The details of other current assets for each period are as follows:

	2003	2004
	ThCh$	ThCh$
Instruments issued by the Central Bank of Chile	7,158,244	1,561,219
Other receivables	7,344	7,787
Guarantees for paving rights	2,219	—
Other	1,155	9,982
Total other current assets	7,168,962	1,578,988

8. INFORMATION ON OPERATIONS INVOLVING COMMITMENTS TO PURCHASE, COMMITMENTS TO SELL, SALES WITH REPURCHASE AGREEMENTS AND PURCHASES WITH RESALE AGREEMENTS OF INSTRUMENTS OR MARKETABLE SECURITIES

Details of the agreements in Chilean Pesos signed at December 31, 2004 and which correspond to fixed rate instruments with a resale agreement are as follows:

Purchases with resale agreements (PRA)

Code	Dates from/to		Counterpart	Currency	Value at subscription date	Rate	Final value	Type of Instrument	Market value
PRA	12-16-2004	01-20-2005	Banco de Crédito e Inversiones	Chilean Pesos	600,000	3.00% p.y.	601,750	PRBC	600,750
PRA	12-30-2004	01-11-2005	Banco de Chile	Chilean Pesos	400,000	3.36% p.y.	400,448	PRBC	400,037
PRA	12-13-2004	01-03-2005	Banco Santander Santiago	Chilean Pesos	192,094	2.40% p.y.	193,093	PRBC	192,325
PRA	12-29-2004	01-05-2005	Banco Santander Santiago	Chilean Pesos	140,000	2.28% p.y.	141,091	PRBC	140,018
PRA	12-15-2004	01-03-2005	Banco Santander Santiago	Chilean Pesos	60,000	2.52% p.y.	60,319	PRBC	60,067
PRA	12-29-2004	01-05-2005	Banco de Chile	Chilean Pesos	168,000	2.40% p.y.	169,378	PRBC	168,022

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

9. FIXED ASSETS

These consist of the following:

	2003	2004
	ThCh$	ThCh$
Land	29,563,980	31,986,046
Land	29,563,980	31,986,046
Buildings and infrastructure	468,255,561	467,546,839
Gross value	903,005,731	916,538,725
Accumulated depreciation	(434,750,170)	(448,991,886)
Machinery and equipment	69,705,075	68,163,865
Gross value	98,149,765	104,555,391
Accumulated depreciation	(28,444,690)	(36,391,526)
Other fixed assets	3,351,445	3,059,073
Gross value	16,230,935	17,814,413
Accumulated depreciation	(12,879,490)	(14,755,340)
Technical revaluation	4,202,294	4,170,689
Technical revaluation of land	5,224,036	5,216,229
Technical revaluation of distribution network	1,464,518	1,463,070
Accumulated depreciation	(1,386,664)	(1,458,743)
Technical revaluation of sewage collectors	(352,401)	(352,053)
Accumulated depreciation	211,937	225,063
Technical revaluation of civil works	(1,206,832)	(1,205,638)
Accumulated depreciation	335,875	356,662
Technical revaluation of machinery and equipment	(424,531)	(424,110)
Accumulated depreciation	336,356	350,209
Total net fixed assets	575,078,355	574,926,512

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Depreciation for the year

As at December 31, 2002, 2003 and 2004, the charge to the income statement for depreciation is as follows:

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Charged to:			
Cost of sales	22,676,860	24,125,715	29,590,280
Administrative and selling expenses	2,720,909	2,709,617	2,696,943
Total	25,397,769	26,835,332	32,287,223

The subsidiary Aguas Andinas S.A. has 75 plots of land recorded on its books. These were transferred free of charge by the Chilean State and are booked at Ch$ 1 each. There are also fixed assets with an expired accounting useful life. For this reason, they continue to be assigned Ch$1 each, even though they are still in use. Furthermore, there are amounts which are contributions from third parties and these are governed under Decree Law No. 70 of 1988 of the Ministry of Public Works and by the provisions of Article No. 36 of D.S. MINECON Regulation No. 453 of 1989. These are explained in Note 33.

In 1989 and in accordance with Transitory Article No. 3 of Decree Law No. 382 of 1988, the General Law on Sanitation Services, the subsidiary Aguas Cordillera S.A. removed from its accounts all assets financed by third parties and all Chilean State assets. As a result of the application of this regulation, the Company maintains physical control over those assets, however the calculations of price-level restatement and depreciation of these assets do not affect its financial statements in any way.

Financing costs capitalized during construction periods amounted to ThCh$1,078,827; ThCh$4,269,004 and ThCh$421,738 during the years 2002, 2003 and 2004, respectively.

10. GOODWILL

As at December 31, 2002, 2003 and 2004, the balances of goodwill, representing the difference between the acquisition value and the equity value of the acquired company, are as follows:

Goodwill

		2002	2003		2004	
Tax I.D. No.	Company	Amortization for the year	Amortization for the year	Balance Goodwill	Amortization for the year	Balance Goodwill
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
61.808.000-5	Aguas Andinas S.A.	20,750,725	20,755,738	326,902,865	20,755,738	306,147,127
80.311.300-9	Aguas Cordilleras S.A.	3,774,057	3,625,379	60,120,855	3,625,379	56,495,478
96.809.310-K	Comercial Orbi II S.A.	201,050	205,483	3,542,192	205,483	3,336,712
Total		24,725,832	24,586,600	390,565,912	24,586,600	365,979,317

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Negative Goodwill

		2002	2003		2004	
Tax I.D. No.	Company	Amortization for the year	Amortization for the year	Balance Negative Goodwill	Amortization for the year	Balance Negative Goodwill
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
87.538.200-4	Hidraulica Manquehue Ltda.	65	65	1,172	65	1,106
Total		65	65	1,172	65	1,106

11. INTANGIBLE ASSETS

The balances as at December 31, 2003 and 2004 of restated costs for the purchase of intangible assets (Note 2 n) are:

	2003	2004
	ThCh$	ThCh$
Water rights	18,379,984	18,645,243
Leased water rights (1)	525,217	510,372
Rights of way	14,264,847	14,378,375
Other rights (2)	6,510,040	6,510,040
Subtotal	39,680,088	40,044,030
Accumulated amortization water rights	(2,327,133)	(2,799,715)
Accumulated amortization leasing (1)	(10,941)	(10,859)
Accumulated amortization rights of way	(1,605,988)	(1,964,875)
Amortization other rights (2)	(241,711)	(404,461)
Subtotal	(4,185,773)	(5,179,910)
Net total intangible assets	35,494,315	34,864,120

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Amortization for the year:			
Water rights	447,013	453,379	471,846
Other rights	81,356	161,140	147,752
Rights of way	350,444	355,766	373,885
Leased water rights	—	10,938	12,994
Total amortization	878,813	981,223	1,006,477

(1) *The rights to the use of water acquired under the leasing contract signed on March 14, 2003 for a period of 48 months were registered as Intangible Assets.*

(2) *The Other Rights correspond to the purchase of rights to drinking water consumption from the Municipality of Santiago, which are being amortized over 40 years.*

The subsidiary Aguas Andinas S.A. has water rights to various natural sources, including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón, which were acquired gratuitously and have no value on the books.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Furthermore, the production of water supply from various wells located in the Metropolitan Region for which Aguas Andinas S.A. and its subsidiaries have the water rights concessions were granted to them gratuitously by the Water Department of the Ministry of Public Works and therefore have no values on the books.

12. OTHER ASSETS

The detail of these is as follows:

	2003	2004
	ThCh$	ThCh$
Discount on placement of bonds and costs of issue	11,852,267	9,887,473
Advances on purchase of fixed and intangible assets	675,118	—
Prepaid insurance	578,575	503,065
Reimbursable financial contributions	364,919	341,626
Others	299,491	1,055,126
Total	13,770,370	11,787,290

13. SHORT-TERM BORROWINGS FROM BANKS AND FINANCIAL INSTITUTIONS

Included in this section are the loans that mature during the next twelve months plus the provisions for accrued interest on bank borrowings classified as short term:

		Indexed (UF)		Non Indexed Ch$		Total	
Tax I.D. No.	Bank or Financial Institution	2003	2004	2003	2004	2003	2004
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
97.053.000-2	Banco Security	157,630	—	—	—	157,630	—
97.006.000-6	Banco Crédito Inversiones	400,328	399,659	—	—	400,328	399,659
97.004.000-5	Banco de Chile	—	—	31,419	29,820	31,419	29,820
97.036.000-k	Banco Santander - Santiago	—	—	27,473	52,111	27,473	52,111
97.032.000-8	Banco BBVA	—	—	82,722	104,362	82,722	104,362
	Total	557,958	399,659	141,614	186,293	699,572	585,952
	Principal outstanding	556,277	399,591	—	—	556,277	399,591
Average annual interest rate		3.64%	4.08%	4.32%	4.17%		

Percentage of bank borrowings in local currency: 100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

14. LONG TERM BORROWINGS FROM BANKS AND FINANCIAL INSTITUTIONS

Included in this section are the bank borrowings classified as long term.

			As of December 31, 2003	Years to Maturity				As of December 31, 2004	
Tax I.D. No.	Bank or Financial Institution	Indexation unit	Total long term	1 to 2 years	2 to 3 years	3 to 5 years	5 to 10 years	Total long term	Average annual interest rate
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	
97.006.000-6	Banco Crédito Inversiones	Indexed (UF)	600,285	199,795				199,795	4.08%
97.004.000-5	Banco de Chile	Non indexed Ch$	11,685,000	1,900,000	1,900,000	3,800,000	3,800,000	11,400,000	4.28%
97.036.000-K	Banco Santander - Santiago	Non indexed Ch$	10,455,000		4,080,000	8,160,000	8,160,000	20,400,000	4.18%
97.032.000-8	Banco BBVA	Non indexed Ch$	31,775,000	4,033,333	8,066,667	16,133,333	8,066,667	36,300,000	4.14%
	TOTAL		54,515,285	6,133,128	14,046,667	28,093,333	20,026,667	68,299,795	

Percentage of bank borrowings in local currency: 100%

15. BONDS PAYABLE

Included in this section are the balances of bonds issued by the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A., on the domestic market.

Andinas S.A.

Included are the balances of bonds issued by the Company in September 2001, December 2002 and May 2003 in the domestic market.

In September 2001, two series of bonds were issued: Series A for U.F.1.2 million repayable in the fifth year subsequent to their issue and Series B for U.F.1.8 million using a twenty-one year term with repayments commencing in 2008.

On October 10, 2002, the Superintendency of Securities and Insurance certified the registration of bonds for up to U.F.10 million. Of this amount, Series C bonds were issued with a nominal value of U.F.4.2 million and Series D bonds with a nominal value of U.F.5.8 million.

In December 2002, Series C bonds for U.F.4.0 million were placed, with semi-annual repayments beginning in June 2005 extending through December 2010.

On May 7, 2003, the Company placed Series D bonds on the domestic market and these were fully subscribed. This series will be repaid in semi-annual installments starting on June 1, 2005.

The respective accrued interest is shown in current liabilities.

Aguas Cordillera S.A.

Included here are the balances of bonds issued by the Company in the domestic market.

The respective interest accrued on these bonds as at the close of the period is shown in current liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

The Bond issues made by the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A. do not carry special security except for the right to a general lien on Aguas Andina S.A. assets.

The summary of these bond issues as at the close of each period is as follows:

						Terms		Par value		
Registration Number of Instrument	Series	Nominal amount outstanding	Indexation unit	Interest rate	Final maturity	Payment of interest	Payment of amortization	2003	2004	Placed in Chile or abroad
				%				ThCh$	ThCh$	
Long term bonds - short term portion										
266	BEMOS A1	—	UF	6.00%	09.01.2006	Semi-annual	at maturity	128,177	127,986	Locally
266	BEMOS A2	—	UF	6.00%	09.01.2006	Semi-annual	at maturity	281,991	281,569	Locally
266	BEMOS B1	—	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	249,085	248,713	Locally
266	BEMOS B2	—	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	391,421	390,835	Locally
305	BAGUA C1	166,667	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	60,785	2,946,870	Locally
305	BAGUA C2	500,000	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	182,353	8,840,606	Locally
305	BAGUA D1	344,827	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	121,569	6,092,777	Locally
305	BAGUA D2	655,172	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	230,980	11,576,289	Locally
141	SERIES A	21,849	UF	7.00%	10.01.2005	Semi-annual	Semi-annual	366,751	384,874	Locally
154	SERIES B	5,615	UF	7.00%	07.01.2006	Semi-annual	Semi-annual	101,086	104,169	Locally
163	SERIES C	41,003	UF	6.00%	01.01.2006	Semi-annual	Semi-annual	722,699	742,006	Locally
167	SERIES D	46,448	UF	6.00%	04.01.2007	Semi-annual	Semi-annual	802,301	835,415	Locally
187	SERIES E	15,000	UF	6.50%	01.01.2009	Annual	Annual	338,188	597,438	Locally
Total short term portion ...								3,977,386	33,169,547	
Long term bonds										
266	BEMOS A1	375,000	UF	6.00%	09.01.2006	Semi-annual	at maturity	6,503,625	6,493,894	Locally
266	BEMOS A2	825,000	UF	6.00%	09.01.2006	Semi-annual	at maturity	14,307,975	14,286,566	Locally
266	BEMOS B1	700,000	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	12,140,100	12,121,935	Locally
266	BEMOS B2	1,100,000	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	19,077,300	19,048,755	Locally
305	BAGUA C1	833,333	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	17,343,000	14,430,873	Locally
305	BAGUA C2	2,500,000	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	52,029,000	43,292,624	Locally
305	BAGUA D1	1,655,173	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	34,686,000	28,662,710	Locally
305	BAGUA D2	3,144,828	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	65,903,400	54,459,136	Locally
141	SERIES A	—	UF	7.00%	10.01.2005	Semi-annual	Semi-annual	378,931	—	Locally
154	SERIES B	6,009	UF	7.00%	07.01.2006	Semi-annual	Semi-annual	201,594	104,050	Locally
163	SERIES C	21,415	UF	6.00%	01.01.2006	Semi-annual	Semi-annual	1,082,509	370,837	Locally
167	SERIES D	74,949	UF	6.00%	04.01.2007	Semi-annual	Semi-annual	2,105,368	1,297,888	Locally
187	SERIES E	285,000	UF	6.50%	01.01.2009	Annual	Annual	5,202,900	4,935,349	Locally
Total long term bonds......								230,961,702	199,504,617	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

16. ACCRUALS AND WRITE-OFFS

The detail of the accruals as at December 31, 2003 and 2004 is as follows:

	Current liabilities		Long term liabilities	
	2003	2004	2003	2004
	ThCh$	ThCh$	ThCh$	ThCh$
Services	10,204,506	6,332,967	—	—
Bonuses (1) and profit sharing	2,942,979	3,026,634	—	—
Severance indemnities (Note 17)	1,471,234	2,606,015	7,894,072	6,213,516
Accrued vacations	1,318,116	1,455,072	—	—
Pending litigation	1,015,368	949,791	—	—
Other staff benefits	35,028	2,850	—	—
Intangible assets and others	219,270	213,922	—	—
Aborted projects	166,436	162,377	—	—
Others	126,434	86,049	34,341	54,121
Total	17,499,371	14,835,677	7,928,413	6,267,637

(1) *In Aguas Andinas S.A. these are shown net of advances made during the years ended December 31, 2003 and 2004 for ThCh$255,855 and ThCh$194,165, respectively.*

The amounts of write-offs are shown in Note 4 (Short and long term debtors).

17. SEVERANCE INDEMNITIES

As at December 31, 2002, 2003 and 2004, the movements in the accruals for severance indemnities (including the short-term portion) are as follows:

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Opening balance	8,952,751	9,232,900	9,136,884
Increase in accrual	789,850	461,731	266,169
Payments in the year	(690,949)	(467,157)	(834,643)
Price-level restatement	271,326	137,832	251,121
Total	9,322,978	9,365,306	8,819,531

The severance indemnity has been calculated in accordance with the explanation in Note 2 t.

The charges to results for these items as at December 31, 2002, 2003 and 2004 amount to ThCh$972,556, ThCh$1,066,026 and ThCh$777,966, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

18. MINORITY INTEREST

The proportion pertaining to Minority Interest is shown as follows:

	Percentage of Minority Interest		Minority Interest in Shareholders' Equity		Minority Interest in Net Income		
	2003	2004	2003	2004	2002	2003	2004
Name	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Aguas Andinas S.A.	48.7980	48.7980	174,886,359	185,048,020	27,329,838	29,840,286	30,500,436
Aguas Industriales del Norte S.A.	40.0000	40.0000	686	154	—	(824)	(532)
Aguas Los Dominicos S.A.	0.0504	0.0504	2,882	3,218	187	249	405
Aguas Cordillera S.A.	0.0001	0.0001	5,070	4	892	864	1
Total			174,894,997	185,051,396	27,330,917	29,840,575	30,500,310

19. MOVEMENT IN EQUITY ACCOUNTS

In accordance with the deed modifying the equity dated October 15, 2003, the following was agreed upon:

Increase in capital—Increase the capital of the Company by ThCh$68,159,558, by the transfer of the existing "Reserve for price-level restatements" to "Paid-in capital".

Reduction in capital—Reduce the Company's capital by ThCh$158,538,053. In this way, once the agreed reduction is made to the paid-in capital, it will be ThCh$474,157,984. The amount of the reduction was distributed equally and simultaneously between the two shareholders (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.).

The variations that took place in the company's equity during the years 2002, 2003 and 2004 are as follows:

Year 2002

	Paid-in capital	Price level restatement	Reserve for future dividends	Net income for the year
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	564,536,479	49,731,518	(2,621,290)	4,211,096
Distribution of previous year's result	—	—	4,211,096	(4,211,096)
Price level restatement	—	18,428,040	47,694	—
Net income for year	—	—	—	6,315,595
Closing balance	564,536,479	68,159,558	1,637,500	6,315,595
Restated balances	584,295,256	70,545,143	1,694,813	6,536,640

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Year 2003

	Paid-in capital	Price level restatement	Reserve for future dividends	Net income for the year
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	564,536,479	68,159,558	1,637,500	6,315,595
Distribution of previous year's result	—	—	6,315,595	(6,315,595)
Increase in capital	68,159,558	(68,159,558)	—	
Capital reduction	(158,538,053)	—	—	—
Price level restatement	—	7,119,651	79,531	
Net income for year	—	—	—	9,382,187
Closing balance	474,157,984	7,119,651	8,032,626	9,382,187
Restated balances	474,157,984	19,151,592	8,233,441	9,616,742

Year 2004

	Paid-in capital	Price level restatement	Reserve for future dividends	Net income for the year
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	474,157,984	7,119,651	8,032,626	9,382,187
Distribution of previous year's results	—	—	9,382,187	(9,382,187)
Price level restatement	—	12,031,941	435,370	—
Net income for year	—	—	—	10,736,192
Closing balance	474,157,984	19,151,592	17,850,183	10,736,192

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

20. OTHER NON-OPERATING INCOME AND EXPENSES

The detail of other non-operating income and expenses as at December 31, 2002, 2003 and 2004 is as follows:

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Other non-operating income			
Income from agreements and others[1]	1,599,985	1,698,482	2,664,817
Services to third parties[2]	815,717	1,310,991	1,936,844
Sale of fixed assets	1,291,424	1,202,708	812,237
Fines—suppliers & contractors	424,454	410,192	612,679
Services to customers	94,611	232,895	428,236
Real estate rental	192,141	220,708	254,809
Insurance refund	4,969	53,265	56,757
Income received from rights of way	—	117,915	6,005
Reimbursement social security contributions	—	130,218	68,777
Others	282,205	163,529	98,636
Recoverable taxes	119,068	—	—
Sales of framework of meters	67,144	—	—
Total other income	4,891,718	5,540,903	6,939,797
Other non-operating expenses			
Consultancy	48,865	—	—
Legal expenses	6,537	—	—
Obsolescence	271,762	—	—
Discounts	10,446	—	—
Donations	295,319	357,477	101,730
Projects aborted	172,511	297,408	111,879
Asset write-off	72,219	94,251	138,460
Fines	4,445	24,867	5,953
Sale of materials	—	—	263,732
Others	35,884	1,987	16,130
Total other expenses	917,988	775,990	637,884

(1) *Mainly relate to agreements signed with real estate developers under which Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Manquehue S.A. are obligated to add certain areas to their concession zones and to provide the public sanitation services there indefinitely.*

(2) *Services for third parties relates to those services associated with the business, mainly engineering services.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

21. PRICE-LEVEL RESTATEMENT

The detail of price-level restatement, calculated as described in Note 2 e), is the following:

	Indexation Unit	2002	2003	2004
		ThCh$	ThCh$	ThCh$
Assets (charges) / credits				
Current assets	CPI	13,544	—	—
Inventories	CPI	—	72,831	37,161
Fixed assets	CPI	14,120,318	5,611,025	14,197,784
Goodwill	CPI	—	758,542	1,868,604
Other monetary assets	CPI	15,004,446	132,922	454,994
Intangible assets	CPI	—	138,744	585,265
Other non-monetary assets	CPI	—	171,698	461,099
Other monetary assets	UF	—	10,912	29,251
Expense and cost accounts		—	—	—
Other non-monetary assets	UF	—	(295,990)	46,166
Expense and cost accounts	CPI	1,301,987	(14,262)	1,501,561
Total credits		30,440,295	6,586,422	19,181,885
Liabilities (charges) / credits				
Current liabilities	CPI	(6,679)	—	—
Shareholders' equity	CPI	(19,122,385)	(7,379,161)	(12,467,311)
Minority interest	CPI	(6,985,132)	530,929	4,223,015
Bonds payable	UF	—	(847,158)	(5,295,541)
Long term bonds payable	CPI	(1,454,850)	—	—
Notes payable	UF	—	(146,321)	(410,638)
Borrowings from banks	UF	—	(17,643)	(20,201)
Monetary liabilities	UF	—	(45,035)	(234,316)
Monetary liabilities	CPI	—	(111,069)	(295,485)
Non-monetary liabilities	UF	(940,399)	—	—
Suppliers and withholdings	CPI	(164,803)	—	—
Non-monetary liabilities	CPI	—	(73,943)	(161,441)
Income accounts	CPI	—	—	—
Non-monetary liabilities	CPI	(511,727)	(55,475)	(100,270)
Income accounts	CPI	(3,483,364)	(114,327)	(3,421,252)
Total charges		(32,669,339)	(8,259,203)	(18,183,440)
Gain (loss) from price-level restatement		(2,229,044)	(1,672,781)	998,445

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

22. FOREIGN EXCHANGE DIFFERENCES

The exchange differences during the years ended December 31, 2002, 2003 and 2004 were as follows:

	Currency	2002	2003	2004
		ThCh$	ThCh$	ThCh$
Assets (charges) / credits				
Cash and banks	US Dollar	(715)	(7,539)	(1,011)
Cash and banks	Euro	—	(212)	6,925
Financial investments	US Dollar	—	207,856	—
Time deposits	US Dollar	470,155	—	—
Other assets	US Dollar	(27,134)	(23,016)	(348)
Other assets	Euro	188	(156)	144
Inventories	US Dollar	—	—	664
Inventories	Euro	(12,814)	4,830	(3,974)
Cash and banks	Euro	—	—	(441)
Total credits		429,680	181,763	1,959
Liabilities (charges) / credits				
Accounts payable	US Dollar	(370,208)	(203,490)	3,781
Accounts payable	Euro	(48,497)	(3,367)	(2,065)
Sundry creditors	US Dollar	(51,545)	20,344	(826)
Other liabilities	US Dollar	724	7,275	1,128
Other liabilities	Euro	—	421	762
Derivative contracts	US Dollar	(30,491)	—	—
Total (charges) credits		(500,017)	(178,817)	2,780
Gain (loss) from foreign exchange difference		(70,337)	2,946	4,739

23. SHARE AND BOND ISSUE AND PLACEMENT COSTS

During the months of September 2001, December 2002 and May 2003, the subsidiary Aguas Andinas S.A. issued and placed bonds on the domestic market. In accordance with Circular 1,370 of the Superintendency of Securities and Insurance, the related costs that correspond to payments to the risk rating agencies, stamp tax and other general expenses were charged to assets. These expenses are recorded in Other Assets and are broken down as follows:

	Gross pre-paid expenses			Amortization Period
Bonds	2002	2003	2004	
	ThCh$	ThCh$	ThCh$	Years
Series A	342,111	342,194	342,194	5
Series B	513,166	513,291	513,291	21
Series C	1,214,314	1,214,607	1,214,607	8
Series D	—	2,510,032	2,510,032	6
Total	2,069,591	4,580,124	4,580,124	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

24. STATEMENT OF CASH FLOWS

In the Statement of Cash Flows, cash equivalents consist of financial investments, including time deposits, marketable securities and purchase/sale agreements with terms of less than 90 days. The detail of the balance of cash and cash equivalents is as follows:

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Cash and banks	359,581	802,107	125,086
Time deposits	16,792,017	—	36,287,036
Marketable securities (mutual funds)	1,672,949	445,581	1,661,338
Other current assets (purchases under resale agreements)	41,423,378	7,158,244	1,561,219
Balance of cash and cash equivalents	60,247,925	8,405,932	39,634,679

Other financing:

These represent exclusively the collection of Reimbursable Financing Contributions made by the sanitary subsidiaries to their clients, according to current legislation (Decree Law N° 70 of 1988).

Other financing disbursements:

* These correspond to pre-payments of promissory notes issued against Reimbursable Financing Contributions at terms of over 10 years.
* Capital distribution and payment of dividends made by Aguas Andinas S.A. to its minority shareholders.

Investment activities that commit future cash flows for subsidiaries correspond to the accrual of works under construction which as at December 31, 2002, 2003 and 2004 amounted to ThCh$38,180,216, ThCh$23,633,130 and ThCh$17,519,571, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

25. DERIVATIVE CONTRACTS

As of December 31, 2004, the Company maintains derivative contracts with financial institutions for the purpose of covering the exchange rate risk according to the following details. These have been valued in accordance with the criteria described in Note 2 s.

Year 2002

										Accounts		
											Income	
Type derivative	Type contract	Nominal amount	Date of maturity	Item	Sale/ purchase	Hedge item	Amount	Amount hedge item	Account	Amount	Realized	Unrealized
							ThCh$	ThCh$		ThCh$	ThCh$	
FORWARD	CCPE	147,860	63 days	Exchange rate	C	Accounts payable to related company	145,536	145,536	Liabilities forward	147,860	2,324	—
FORWARD	CCPE	36,965	63 days	Exchange rate	C	Accounts payable to related company	36,384	36,384	Liabilities forward	36,965	581	—
FORWARD	CCPE	199,734	63 days	Exchange rate	C	Accounts payable to related company	200,684	200,684	Liabilities forward	199,734	(950)	—
FORWARD	CCPE	49,934	63 days	Exchange rate	C	Accounts payable to related company	50,171	50,171	Liabilities forward	49,934	(237)	—
FORWARD	CCPE	128,287	63 days	Exchange rate	C	Accounts payable to related company	127,723	127,723	Liabilities forward	128,287	564	—
FORWARD	CCPE	54,980	63 days	Exchange rate	C	Accounts payable to related company	54,738	54,738	Liabilities forward	54,980	242	—
FORWARD	CCPE	178,003	63 days	Exchange rate	C	Accounts payable to related company	177,270	177,270	Liabilities forward	178,003	733	—
FORWARD	CCPE	44,501	63 days	Exchange rate	C	Accounts payable to related company	44,318	44,318	Liabilities forward	44,501	183	—

Year 2003

										Accounts		
											Income	
Type derivative	Type contract	Nominal amount	Date of maturity	Item	Sale/ purchase	Hedge item	Amount	Amount hedge item	Account	Amount	Realized	Unrealized
							ThCh$	ThCh$		ThCh$	ThCh$	
FORWARD	CCPE	254,997	63 days	Exchange rate	C	Accounts payable to related company	253,843	253,843	Liabilities forward	254,997	1,154	—
FORWARD	CCPE	63,749	63 days	Exchange rate	C	Accounts payable to related company	63,461	63,461	Liabilities forward	63,749	288	—
FORWARD	CCPE	348,100	63 days	Exchange rate	C	Accounts payable to related company	347,172	347,172	Liabilities forward	348,100	928	—
FORWARD	CCPE	113,403	63 days	Exchange rate	C	Accounts payable to related company	113,101	113,101	Liabilities forward	113,403	302	—

Year 2004

										Accounts		
											Income	
Type derivative	Type contract	Nominal amount	Date of maturity	Item	Sale/ purchase	Hedge item	Amount	Amount hedge item	Account	Amount	Realized	Unrealized
							ThCh$	ThCh$		ThCh$	ThCh$	
FORWARD	CCPE	33,995	63 days	Exchange rate	C	Accounts payable to related company	34,217	34,217	Liabilities forward	33,995	(222)	—
FORWARD	CCPE	305,331	63 days	Exchange rate	C	Accounts payable to related company	305,335	305,335	Liabilities forward	305,331	(4)	—
FORWARD	CCPE	249,238	63 days	Exchange rate	C	Accounts payable to related company	248,569	248,569	Liabilities forward	249,238	669	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

26. CONTINGENCIES AND RESTRICTIONS

Aguas Andinas S.A.

a. Direct guarantees

Performance bonds have been issued in favor of the Superintendency of Sanitation Services to guarantee the provision of services and development programs in the Company's concession areas and to other institutions for ThCh$7,354,570, ThCh$7,088,778 and ThCh$7,620,208 as at December 31, 2002, 2003 and 2004, respectively.

b. Lawsuits pending

Based on the reports prepared by the lawyers responsible for the Company's defense, which state that it is highly unlikely that the final outcome of these lawsuits will be unfavorable, the Company has made no provision for these to date. The cases are as follows:

➤ Court: 15th Civil Court of Santiago; Case file: 1337-1996

Aguas Andinas S.A. was sued by an individual for not having been able to exploit mining deposits on land that was expropriated by the Treasury for the construction of the El Yeso reservoir. At the time of the expropriation, Aguas Andinas S.A. was not the owner of the reservoir, as this was transferred to it in 1990. The amount involved is ThUS$3,000. Judgment in the first instance ordered the Treasury to indemnify the plaintiff and the suit against Aguas Andinas S.A. was dismissed. The Treasury has appealed against this decision.

On the basis of this information, it is most improbable that a judgment in the second instance would order Aguas Andinas S.A. to pay any sum at all.

➤ Court: 11th Civil Court of Santiago; Case file: 5716-1999

Aguas Andinas S.A. was sued severally by a gas company for damages to a gas pipe as a result of works carried out by a construction company. Aguas Andinas S.A. alleges that it has no responsibility in this incident as it has no relationship whatsoever with the cause of the damage and the works are not owned by it nor are they its responsibility. The amount payable in the event of an unfavorable result would be ThCh$85,816, plus indexation and interest. Sentence has been passed at the first instance rejecting the suit against Aguas Andinas S.A. accepting only a part of the suit against the construction company for a far lower figure. The gas company appealed and asked that the suit be entirely accepted, also against Aguas Andinas S.A.

➤ Court: 4th Civil Court of Santiago; Case file: 2235-2001

A company sued Aguas Andinas S.A. alleging that it had occupied its property without authorization for the construction thereon of the El Trebal Treatment Plant. Aguas Andinas S.A. alleges having obtained the rights of way from third parties. The amount of the suit is not determined as no indemnity has been sought, only the return of the land. Judgment in favor of Aguas Andinas S.A. was given in the first instance, rejecting the suit in all its parts and with costs. The plaintiff has appealed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

➤ Court: 29th Civil Court of Santiago; Case file: 1400-2001

An individual sued Aguas Andinas S.A. alleging having suffered severe loss on the sale of 8.1 hectares of land for the construction of part of the El Trebal Plant. Aguas Andinas S.A. claims to have paid a fair price. The amount sought is approximately ThCh$120,000.

Judgment in the first instance rejected the suit in all its parts. The plaintiff has appealed.

➤ Court: 14th Civil Court of Santiago; Case file: 169-2003

A company sued Aguas Andinas S.A. seeking the absolute nullity of Sociedad Gestión y Servicios S.A. in which Aguas Andinas S.A. has a 1% shareholding. The amount involved is undetermined. The parties have been summoned to hear the sentence in 2005.

➤ Court: 7th Labor Court of Santiago; Case file: 94-2004

A worker from a construction company is suing Aguas Andinas S.A. severally for the payment of an indemnity for personal injury in an accident on site. The amount involved is ThCh$780,000. In the first instance the suit has been contested and the initiation of the stage of submission of proof is pending.

➤ Court: 11th Civil Court of Santiago; Case file: 3541-2004

Aguas Andinas S.A. is being sued for the payment of an indemnity for extra-contractual responsibility for environmental damage, an offense under Law No. 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to significant financial loss as a result of the drop in the value of their properties. Amount involved: U.F. 506,594. Current status: First instance—discussion period. Exceptions were presented to invoke an adjournment to correct irregularities in the suit and in the procedure that led to the damages under Law No. 19,300. There is a high possibility of success in this case as the suit lacks solid grounds. In any event, the result will depend on the proof of damages submitted. The process has not yet commenced.

➤ Court: 19th Civil Court of Santiago; Case file: 2632-2004

An individual is requesting the reversal of the sale of some water rights to Aguas Andinas S.A. through a third party, sustaining that this has violated his rights. He is demanding the restitution of the water rights that were acquired for U.F.5,525. According to information on hand, this suit will not be successful.

The Company is a party to other lawsuits of lesser amounts (in favor and against). Based on the reports of the Company's internal and external lawyers, who state that there is a high probability that the results will be favorable, or are covered by an insurance policy for responsibility, the Company has made no provisions for these cases.

c. *Accrued lawsuits*

The Company is a party to other lawsuits for which it has made provisions which as at December 31, 2004 amounted to ThCh$933,425 (ThCh$990,428 in 2003 and ThCh$1,077,125 in 2002).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

d. Bond issue covenants

The Company has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1. Send to the representative of the Bond Holders a copy of the Company's quarterly and audited annual unconsolidated and consolidated financial statements and of the subsidiaries registered in the Superintendency of Securities and Insurance within the same time limits set by the Superintendency of Securities and Insurance, together with all the public information reported to that Superintendency.
2. Record in its books any provisions for adverse contingencies that may arise and which, in management's opinion, should be reflected in the financial statements, except the cases involving contributions or transfers of essential assets to Subsidiaries.
3. Maintain insurance coverage that reasonably protects its assets including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.
4. Aguas Andinas S.A. promises to monitor that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.
5. Maintain a debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the debt to equity ratio.
6. The Company may not sell, assign or transfer essential assets (public-utility concessions granted by the Superintendency of Sanitation Services for Greater Santiago).

e. Covenants for bank loans

Aguas Andinas S.A. has the following obligations and restrictions contained in loan agreements with several local banks:

1. A debt ratio not greater than 1.5:1, calculated on the basis of the figures in the consolidated and unconsolidated balance sheets, defined as the debt to equity ratio.
2. Prohibition on the disposal or loss of title over essential assets, except for contributions or transfers of essential assets to Subsidiaries.
3. Send to the different banks with which Aguas Andinas S.A. has credit facilities, a copy of the Company's quarterly and audited annual unconsolidated and consolidated financial statements within a maximum term of five days from the time they were sent to the Superintendency of Securities and Insurance.
4. Record in its books any provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in the financial statements of the Company.
5. Maintain insurance coverage that reasonably protects its assets including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.
6. Send a Certificate issued by the General Manager of the Company confirming the compliance with the obligations assumed in the loan agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

7. Prohibition on the payment of dividends if there is a case of past due amounts or delays in the payment of some loan installment, except for the obligatory minimum.
8. Maintain a financial expense coverage ratio of at least 3:1, calculated on the basis of the figures in the consolidated and unconsolidated balance sheets, defined as the ratio between operating income plus depreciation and amortization of intangibles for the year, divided by financial expenses.
9. Prohibition on the liquidation or dissolution of the Company, its operations or the business in which it engages; or the participation in any action or contract with the purpose of creating a merger or a consolidation, except in the case of a merger with its current subsidiaries.
10. The Company promises to monitor that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

Aguas Cordillera S.A.

a. Guarantees Issued:

The Company has issued performance bonds in favor of the Municipalities of Las Condes, Vitacura and Lo Barnechea to guarantee the works carried out on public streets. At December 31, 2004 these amounted to ThCh$42,460 (ThCh$42,610 in 2003).

Performance bonds and guarantee policies have been issued in favor of the Superintendency of Sanitation Services for a total amount of ThCh$1,438,007 as at December 31, 2004 (ThCh$1,439,386 as at December 31, 2003) to guarantee the provision of services and development programs in the Company's concession areas.

At December 31, 2004 and 2003, the balances of other performance bonds issued in favor of third parties were ThCh$1,039 and ThCh$3,295, respectively.

b. Lawsuits pending:

Based on the reports prepared by the lawyers responsible for the Company's defense, which state that it is highly unlikely that the final outcome of these lawsuits will be unfavorable, the Company has made no provision for these to date. The cases are as follows:

➤ Court: 11th Civil Court of Santiago; Case file: 4693-99

This is a lawsuit for alleged damages initiated by 79 neighbors of the Commune of Lo Barnechea due to problems that occurred in October and November 1996. The indemnity sought is for ThCh$125,000 for material damages and ThCh$1,170,000 for emotional distress. The Court of Appeals has accepted the appeal by the Company and the plaintiffs have presented a new appeal.

There is a good chance that the Company will win this case.

➤ Court: 8th Civil Court of Santiago; Case file: 1158-2002

This is a lawsuit for emotional distress deriving from the unjustified dismissal of an ex-worker of the Company. This was declared unjustified by the Supreme Court. The indemnity sought is for ThCh$140,000.

Current state: Sentence in favor of the Company.

The plaintiff has submitted an appeal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

➤ Court: 6th Civil Court of Santiago; Case file: 511-96

There is a lawsuit against the Company requesting compliance with the obligations deriving from the rights to water in an aqueduct. The plaintiff is further requesting indemnity for alleged damages to the property arising from the breakage of a main supply line of drinking water; it is not feasible to quantify the value of the amount requested in 2002. The status of this lawsuit in the year 2002 is "in process", following an unfavorable sentence against the Company. This was appealed, awaiting a new sentence, and in May 2003, we launched an appeal to the Supreme Court which accepted the Company's point of view, denying any possibility of a payment of an indemnity.

The Company is a party to other lawsuits of lesser amounts on which there are good probabilities of a favorable outcome.

The Company has established allowances for those cases that have a low probability of a favorable outcome for the Company. These allowances as at December 31, 2004 and 2003 amount to ThCh$16,366 and ThCh$24,940, respectively.

Bond Issue covenants

Aguas Cordillera S.A. has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

(a) Send to the representative of the bondholders a copy of any important information that may be required by the Superintendency of Securities and Insurance.

(b) Notify the representative of the bondholders of the announcements of all Ordinary and Extraordinary General Meetings of Shareholders.

(c) Refrain from investing in instruments issued by related parties and from entering into any other operations with them outside the normal course of business, in conditions detrimental to the issuer.

(d) Notify the representative of the bondholders of any reduction by over 5% in its participation in the equity of its subsidiaries and any other reduction that would mean losing its control of the company.

(e) Maintain a debt ratio, defined as the ratio between short and long-term liabilities and shareholders' equity not greater than 1.5:1. In the case of consolidated financial statements, minority interest shall be considered as shareholders' equity. The debt ratio will be measured and calculated quarterly on the unconsolidated and consolidated financial statements presented in the form and on the dates required by the Superintendency of Securities and Insurance.

(f) Maintain any assets that could be offered as security free from all liens for at least 1.2 times the unsecured short term debt.

(g) Maintain insurance coverage to provide a reasonable protection of the issuer's assets.

(h) Record in its books any provisions for adverse contingencies that may arise and which, in the opinion of management and/or the external auditors of the issuer, should be reflected in the financial statements of the issuer.

(i) Send to the representative of the bondholders a letter signed by an empowered representative of the Company confirming that the above-mentioned ratios are being met.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

(j) Make use of the funds in accordance with the stipulations contained in Letter M of Clause 6 of the Contract on the Bond Issue.

(k) Refrain from selling, ceding or transferring operating assets that could significantly reduce the productive capacity of the Company, unless they are transferred to subsidiaries.

Aguas Los Dominicos S.A.

The Company has issued performance bonds in favor of the Superintendency of Sanitation Services for a total amount of ThCh$244,197 in 2004 (ThCh$244,586 in 2003 and ThCh$244.405 in 2002), to guarantee the provision of services and development programs in the Company's concession areas.

At December 31, 2004 and 2003, the Company had not granted any mortgages, encumbrances or prohibitions affecting the property titles over the tangible or intangible assets of the Company.

Aguas Manquehue S.A.

Guarantees Issued

Performance bonds have been issued in favor of the Superintendency of Sanitation Services to guarantee the provision of services and development programs in the Company's concession areas for ThCh$816,091, ThCh$782,268 and ThCh$358.752 at December 31, 2004, 2003 and 2002, respectively.

As at December 31, 2004, the Company had not granted any mortgages, encumbrances or prohibitions affecting the property titles over the tangible or intangible assets of the Company.

Análisis Ambientales S.A.

Performance bonds have been issued for Ch$13,997 to guarantee its participation in the bidding process for services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Direct guarantees

Beneficiary of Guarantee	Debtor Name	Type of Guarantee	Balances pending payment at the close of the financial statements 2002 ThCh$	2003 ThCh$	2004 ThCh$
S.I.S.S.	Aguas Andinas S.A.	Performance bond	7,323,148	6,969,563	6,854,656
Empresa Ferrocarriles	Aguas Andinas S.A.	Performance bond	2,287	2,288	2,286
Enersis S.A.	Aguas Andinas S.A.	Performance bond	8,663	8,672	8,658
Municipality of Providencia	Aguas Andinas S.A.	Performance bond	16,065	16,451	32,106
Municipality of Las Condes	Aguas Andinas S.A.	Performance bond	1,035	1,025	1,000
Municipality of Santiago	Aguas Andinas S.A.	Performance bond	—	16,129	16,097
Municipality of Pudahuel	Aguas Andinas S.A	Performance bond	2,611	—	—
Municipality of Peñaflor	Aguas Andinas S.A.	Performance bond	—	—	58
Serviu Metropolitano	Aguas Andinas S.A.	Performance bond	—	74,650	—
Dirección Regional Vialidad	Aguas Andinas S.A.	Performance bond	—	—	8,306
Municipality of Vitacura	Aguas Cordillera S.A	Performance bond	34,660	34,686	34,631
Municipality of Lo Barnechea	Aguas Cordillera S.A	Performance bond	4,333	4,336	4,329
Enersis S.A.	Aguas Cordillera S.A	Performance bond	1,040	1,040	1,039
S.I.S.S.	Aguas Cordillera S.A	Performance bond	—	853,456	822,812
S.I.S.S.	Aguas Cordillera S.A	Performance bond	1,452,163	585,930	615,195
Cía Minera Disputada de las Condes Ltda.	Aguas Cordillera S.A	Mortgage	1,171,424	—	—
Dirección Regional Vialidad	Aguas Cordillera S.A	Performance bond	761	2,255	—
S.I.S.S.	Aguas Los Dominicos S.A.	Performance bond	244,406	244,586	244,197
Polpaico S.A.	Análisis Ambientales S.A.	Performance bond	—	—	1,200
Essat S.A.	Análisis Ambientales S.A.	Performance bond	—	—	1,000
Constructora Norte Sur S.A.	Aguas Andinas S.A.	Performance bond	—	—	692,041
Municipality of Las Condes	Aguas Cordillera S.A	Performance bond	4,140	3,588	3,500
S.I.S.S.	Aguas Manquehue S.A.	Performance bond	358,752	782,268	358,446
S.I.S.S.	Aguas Manquehue S.A.	Performance bond	—	—	457,645
Esval S.A.	Análisis Ambientales S.A.	Performance bond	—	—	1,732
Conama	Análisis Ambientales S.A.	Performance bond	—	—	10,065
Direcc Obras Hidraulicas	Aguas Andinas S.A.	Performance bond	—	—	5,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

27. GUARANTEES RECEIVED FROM THIRD PARTIES

Subsidiaries

Aguas Andinas S.A.

At December 31, 2002, 2003 and 2004, the Company had received documents in guarantee for ThCh$24,491,299, ThCh$18,672,232 and ThCh$17,951,904, respectively, arising principally from works contracts with construction companies to guarantee full compliance with the contract. There are also other guarantees to ensure the compliance of service contracts and, in the case of the acquisition of materials, to guarantee prompt delivery.

The following is a detail of the principal bank guarantees received as at December 31, 2004:

Contractor or supplier	Amount	Maturity date
	ThCh$	
Constructora Acsa Ltda.	88,700	05-30-2005
Constructora Aconcagua S.A.	93,512	03-26-2005
Navarrete y Díaz Cumsille Ing Civ S.A.	97,468	03-31-2005
Constructora Belfi-Brotes Ltda.	103,902	02-28-2005
Ing. y Const. Vial y Vives Ltda.	112,134	06-30-2006
Gtech Corporation Chile	117,756	11-02-2005
Cía. Americana de Multiservicios S.A.	136,964	06-01-2005
Cía. Americana de Multiservicios S.A.	173,170	05-03-2007
Rentaequipos Leasing S.A.	171,494	07-11-2005
Chilectra S.A.	173,170	08-01-2005
Constructora Con-Pax S.A.	190,488	07-02-2005
ITT Sanitaire	202,990	09-23-2005
Constructora Vespucio Norte S.A.	207,805	06-30-2006
Constructora Vespucio Norte S.A.	208,307	08-30-2006
ITT Sanitaire	224,542	10-30-2007
ITT Sanitaire	224,542	12-30-2005
Claro, Vicuña Valenzuela S.A.	233,424	02-15-2007
Claro, Vicuña Valenzuela S.A.	244,756	06-30-2006
Compañía de Petróleo de Chile S.A.	291,183	03-22-2005
Jara Gumucio S.A.	278,805	07-20-2006
Sacyr Chile S.A.	309,264	01-23-2006
Necso entrecanales C. Chile S.A.	309,264	01-23-2006
Cadagua S.A.	1,115,789	02-11-2007
Degrémont S.A. Agencia en Chile	6,768,385	11-15-2005
Total	12,077,814	

Aguas Cordillera S.A.

At December 31, 2002, 2003 and 2004, the Company had received performance bonds for ThCh$1,519,298, ThCh$567,205 and ThCh$847,749, respectively, from contractors and third parties in support of the contractual obligations on the contracts for the construction of works, provision of services and others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

The following is a detail of the more significant bank guarantees held at December 31, 2004:

Contractor or supplier	Amount	Maturity date
	ThCh$	
Acsa Agbar Construcción Ltda.	103,771	05-25-2006
Ingeniería y Const. Oyarzún y Moreno Ltda.	85,067	07-17-2006
Ingeniería y Construcción MST S.A.	66,652	01-31-2005
Inmobiliaria Manquehue Oriente S.A.	49,453	04-03-2006
Ingeniería y Const. Oyarzún y Moreno Ltda.	48,466	01-07-2005
Marcelino Carrasco Bahamondes y Cía.	43,288	05-03-2007
Inlac S.A.	39,508	04-01-2006
Inmobiliaria y Constructora Nva Pacífico Sur Ltda.	25,973	09-01-2005
Sondaje Ltda.	25,235	08-08-2005
Ernst Welzel Tautz	24,911	06-01-2006
Total	512,324	

Aguas Manquehue S.A.

At December 31, 2002, 2003 and 2004, the Company had received performance bonds for ThCh$506,662, ThCh$233,065 and ThCh$337,366, respectively, mainly from contractors in support of the contractual obligations on the contracts for the construction of works and the provision of services.

The following is a detail of the more significant bank guarantees held at December 31, 2004:

Contractor or supplier	Amount	Maturity date
	ThCh$	
Consorcio Inmobiliaria Chicureo Ltda.	27,378	01-15-2005
Constructora Socovesa S.A.	60,604	01-18-2005
Sociedad Constructora Rupanco S.A.	33,945	03-30-2005
Ingeniería y Const. Oyarzún y Moreno Ltda.	18,438	05-03-2005
Sociedad Constructora Rupanco S.A.	13,203	05-31-2005
Inmobiliaria y Constructora Nva Pacífico Sur Ltda.	12,490	09-22-2005
Hacienda Chicureo Inmobiliaria S.A.	121,208	12-31-2005
Dalco Ingeniería Ltda.	18,235	04-04-2006
Total	305,501	

Aguas Los Dominicos S.A.

As at December 31, 2002, 2003 and 2004, the Company had received performance bonds for ThCh$5,926, ThCh$1,425 and ThCh$0 respectively, from contractors and third parties in support of the contractual obligations on the contracts for the construction of works, provision of services and others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Ecoriles S.A.

As at December 31, 2003 and 2004, the Company had received performance bonds for ThCh$2,203 and ThCh$20,178, respectively, from contractors and third parties in support of the contractual obligations on the contracts for the construction of works, provision of services and others.

Contractor or supplier	Performance bond amount as at December 31, 2004	Maturity date
	ThCh$	
Ondeo Degrémont Ltda.	20,178	07-17-2005

Análisis Ambientales S.A.:

As at December 31, 2002, 2003 and 2004, the Company had received performance bonds for ThCh$20,347, ThCh$2,712 and ThCh$2,701, respectively, from contractors and third parties in support of the contractual obligations on the contracts for services rendered and others.

Contractor or supplier	Performance bond amount as at December 31, 2004	Maturity date
	ThCh$	
Rentaequipos Leasing S.A.	2,701	02-10-2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

28. LOCAL AND FOREIGN CURRENCIES

The Company has the following assets and liabilities in local and foreign currency at December 31, 2002, 2003 and 2004:

Assets

	Currency	2003 ThCh$	2004 ThCh$
Current assets			
Cash and banks	Non indexed Ch$	794,754	115,308
Cash and banks	US Dollar	7,353	9,778
Marketable securities	Non indexed Ch$	445,581	1,303,304
Trade accounts receivable	Non indexed Ch$	34,092,325	30,435,204
Notes receivable	Non indexed Ch$	345,433	718,076
Notes receivable	Indexed Ch$	992,615	619,036
Sundry debtors	Indexed Ch$	38,031	68,472
Notes receivable from related companies	Non indexed Ch$	64,241	20,851,678
Inventories	Indexed Ch$	1,537,137	1,588,572
Taxes recoverable	Indexed Ch$	951,859	2,417,464
Taxes recoverable	Indexed Ch$		
Sundry debtors	Euro	3,420	2,219
Prepaid expenses	Indexed Ch$	352,564	309,095
Deferred taxes	Indexed Ch$	302,213	376,587
Other current assets	Non indexed Ch$	7,168,962	1,578,988
Other current assets	Indexed Ch$		
Other current assets	US Dollar		
Sundry debtors	US Dollar	3,267	2,044
Sundry debtors	Non indexed Ch$	1,234,249	774,462
Term deposits	Non indexed Ch$	—	36,287,036
Marketable securities	Indexed Ch$	—	358,034
Fixed assets			
Fixed assets Indexed Ch$		575,078,355	574,926,512
Other assets			
Investments in related companies	Indexed Ch$		
Goodwill	Indexed Ch$	390,565,912	365,979,317
Negative goodwill	Indexed Ch$	(1,172)	(1,106)
Long-term debtors	Non indexed Ch$	451,766	2,084,083
Long-term debtors	Indexed Ch$	10,313,275	8,165,367
Intangible assets (net)	Indexed Ch$	35,494,315	34,864,120
Others	Indexed Ch$	13,697,263	11,707,799
Others	Non indexed Ch$	73,107	79,491
Total assets	Non indexed Ch$	44,670,418	94,227,630
	US Dollar	10,620	11,822
	Indexed Ch$	1,029,322,367	1,001,379,269
	Euro	3,420	2,219

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Current liabilities

		Up to 90 days				90 days to 1 year			
		12/31/2003		12/31/2004		12/31/2003		12/31/2004	
Current Liabilities	Currency	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Bonds payable long term—short-term portion	Indexed Ch$	2,476,702	5.50-6.50	2,083,074	4.70-6.50	1,500,683	6.50	31,086,473	4.25-6.50
Borrowings from banks long term—short-term portion	Indexed Ch$	221,339	4.32-6.50						
Accounts payable	Non indexed Ch$	11,740,961		14,797,367					
Accounts payable	Indexed Ch$	344,007		175,923					
Accounts payable	Euro	56,216		58,237					
Accounts payable	US Dollars	94,325		178,765					
Notes payable	Indexed Ch$	41,211	6.15-7.31	33,079	2.57-6.15-5.17	240,849	6.15-7.31	4,769,811	2.57-6.15-8.19-6.58
Sundry creditors	Non indexed Ch$	17,501		71,705		73,699		76,228	
Sundry creditors	Indexed Ch$	799,411	7.70	956,832		202,529	7.25	226,103	
Sundry creditors	US Dollars					3,796			
Accruals	Non indexed Ch$	17,334,344		14,814,373		64,762			
Withholdings	Non indexed Ch$	6,511,122		5,609,786					
Income tax	Non indexed Ch$	559,914				—			
Notes and accounts payable to related companies	Non indexed Ch$	19,479,656		5,665,462					
Unearned income	Indexed Ch$	563,566		359,872		337,415		230,622	
Unearned income	Non indexed Ch$	585,275		268,018					
Accruals	Indexed Ch$	100,265		21,204					
Borrowings from banks long term—short-term portion	Non indexed Ch$	478,233	3.64	585,952	4.17 - 4.08				
Other liabilities	Non indexed Ch$	8,360		11,976					
Notes and accounts payable to related companies	Euro	897,286		897,601					
Notes and accounts payable to related companies	Indexed Ch$			1,115,925				1,417,070	
Total current liabilities	Indexed Ch$	4,546,602		4,746,009		2,281,476		37,730,079	
	Non indexed Ch$	56,715,366		41,924,639		140,461		76,228	
	US Dollars	953,502		955,838		—		—	
	Euros	94,325		178,765		3,796		—	

Long term liabilities maturity schedule as at December 31, 2003

Long term liabilities		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
Liabilities	Currency	Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Bonds payable	Indexed Ch$	83,244,769	4.60-6.50	61,058,796	4.92-6.50	60,677,172	5.68-6.50	25,980,965	6.25
Notes payable	Indexed Ch$	5,163,743	7.31-5.60	433,110	7.31-5.60	2,857,221	7.30-6.50-2.76	13,586,025	7.21-5.60-4.04
Sundry creditors	Indexed Ch$	1,422,487		971,784		713,665		—	
Accruals	Indexed Ch$	210,361		210,361		525,898		6,947,453	
Deferred taxes	Indexed Ch$	288,868		357,107		892,767		1,428,253	
Other liabilities	Indexed Ch$	885,356	6.98	443,596	6.98	349,501	6.98	19,658	
Borrowings from banks	Indexed Ch$	17,177,951	4.32-3.95	22,199,222	4.32	15,138,112	4.32	—	
Accruals	Non indexed Ch$	4,971		4,971		24,398		—	
Total long term liabilities	Indexed Ch$	108,391,535		85,673,976		81,154,336		47,962,354	
	Non indexed Ch$	4,971		4,971		24,398		—	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Long term liabilities maturity schedule as at December 31, 2004

Long term liabilities		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
Liabilities	Currency	Amount ThCh$	Average interest rate %	Amount ThCh$	Average interest rate %	Amount ThCh$	Average interest rate %	Amount ThCh$	Average interest rate %
Borrowings from banks	Indexed Ch$	20,179,795	4.17	28,093,333	4.17	20,026,667	4.18	24,132,190	6.25
Bonds payable	Indexed Ch$	83,913,299	4.71-6.50	73,546,277	4.27-6.50	17,912,851	4.96	11,638,695	2.58-4.60-4.13-2.92
Notes payable	Indexed Ch$	908,332	.57-7.12-6.33-6.84	397,423	2.5-7.34-4.28-8.64	9,846,792	.59-6.88-8.41-5.57		
Sundry creditors	Indexed Ch$	738,293		580,108		712,596		5,313,498	
Accruals	Indexed Ch$	212,030		212,030		520,079		1,343,669	
Deferred taxes	Indexed Ch$	382,582		370,332		923,674		—	
Other liabilities	Indexed Ch$	668,570	7.12-6.33	186,071	7.34-6.33	292,739	6.88-6.33		
Total long term liabilities	Indexed Ch$	107,002,901		103,385,584		50,245,398		42,428,052	

29. SANCTIONS

Inversiones Aguas Metropolitanas Ltda.

Superintendency of Securities and Insurance

Neither the Company, its subsidiaries nor its directors or executives were sanctioned during 2004 or 2003. On April 22, 2002, with Resolution No. 205, a sanction was applied to the General Manager of the subsidiary Aguas Manquehue S.A., Francisco Javier Urrutia, for failure to comply with the obligation indicated in Section III of Circular No. 1,481 dated May 25, 2000 regarding the remittance of the list of the principal shareholders as of the month of January 2002.

Aguas Andinas S.A.

Other administrative authorities

Year 2004

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

With Resolution No. 415 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with written orders and instructions to remit, within an established term, information for the "Coverage of the treatment of sewage" and "Production of drinking water" processes. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 1189-2004). In the first instance, the parties have been summoned to hear the sentence. The amount of the sanction is 30 Annual Taxation Units (UTA equivalent to ThCh$364).

The Company was sanctioned when the SISS detected a failure to comply with the parameters established on fecal coliforms during a self-evaluation made during the second quarter of 2003 in the Paine Sewage Treatment Plant. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 1434-2004). In the second instance, the appeal against the sanction is pending. The amount of the sanction is 26 Annual Taxation Units (UTA equivalent to ThCh$364).

With SISS Resolution No. 2796, the Company was fined for not complying with written orders and instructions issued by the SISS in Official Memoranda Nos. 1207 and 1456. A summary complaint

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

judgment took place in the 29th Civil Court of Santiago (Case file: 11263-2004). The case has been presented but as at December 31, 2004 it had not been decided. The amount of the sanction is 100 Annual Taxation Units (UTA).

With SISS Resolution No. 2858, the Company was fined for not complying with written orders and instructions issued by the SISS in Official Memorandum No. 2774 and included in the Development Plan of Curacavi. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 11711-2004). The case was presented but as at December 31, 2004 it had not been decided. The amount of the sanction is 51 Annual Taxation Units (UTA).

On October 20, 2004, the SISS instructed Aguas Andinas S.A. to suspend sewage treatment at the La Farfana Plant due to an alleged breach of compliance with the Environmental Rating Resolution for that plant and in accordance with SISS Ordinance No. 690/04 on the handling of sludge. The impact of this suspension covered the period between October 20 and November 20, which resulted in a loss of revenues of Ch$2,244 million.

ii) On October 19, 2004, SESMA, the National Environmental Authority, fined the Company with 2,000 Monthly Taxation Units (UTM equivalent to ThCh$30) for a breach of Law No. 144/61 issued by the Ministry of Health, which sets standards for avoiding atmospheric emissions or contaminants of any kind. It also orders compliance with the regulations contained in Resolution Nº 4837/04 issued by the same authority. A complaint has been submitted to SESMA and a reply is awaited.

iii) With Resolution Nº 177/2004, the Metropolitan Region Environmental Authority (COREMA) fined the Company 1,000 Monthly Taxation Units (UTM) for the bad odors emanating from the La Farfana Plant. The fine was duly paid in order to commence a complaint through the court system. On November 10, 2004, the case was received but has not yet been decided.

Year 2003

i) The Superintendency of Sanitation Services applied a minor fine to Aguas Andinas S.A. with respect to measurements taken at the Paine Sewage Treatment Plant. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 1456-2003). The sentence in the first instance rejected the suit. The outcome of the appeal is now pending.

ii) In December 2003, SESMA, the National Environmental Authority applied a fine of 1,000 Monthly Taxation Units (UTM) for a breach of Law 144/61 issued by the Ministry of Health, which sets standards for avoiding atmospheric emanations or contaminants of any kind. A claim for reversal has been made in accordance with clause 50 of Law 19,880. The fine was duly paid in order to lodge a complaint through the law courts. A summary complaint judgment was submitted against the fine in the 29th Civil Court of Santiago (Case file: 2999-2004). The notification of the action is pending.

Aguas Cordillera S.A.

Other administrative authorities:

With Resolution No. 425 dated February 9, 2004 the Superintendency of Sanitation Services fined the Company for not complying with written orders and instructions from that Superintendency to remit, within an established term, information on the "Coverage of the treatment of sewage" and "Production of drinking water" processes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

This fine is being appealed by the Company in the 4th Civil Court of Santiago (Case File No. 1195-2004). Current status: First instance, suit presented before tribunals.

The Superintendency of Sanitation Services fined the Company in Resolution No. 2724 for not complying with written orders issued by that entity in Official Memorandum No. 2774 and in the Development Plan.

This fine is being appealed by the Company in the 29th Civil Court of Santiago (Case File No. 11,129). Current status: First instance, period for submitting evidence.

During the periods covered by the financial statements, no other sanctions have been applied to the Company, its Directors or Executives.

Aguas Manquehue S.A.

Other administrative authorities:

On May 19, 2003, the Superintendency of Sanitation Services fined the Company in Resolution No. 1194 for failure to comply with Norm NCH No. 1333 Of 78. The Company paid the fine and this case is under appeal in the 7th Civil Court of Santiago (Case file No. 2829-2003). Current status: Appeal granted against the sentence that rejected the suit.

In Resolution No. 424 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with written orders and instructions from that Superintendency to remit, within an established term, information on the "Coverage of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 7th Civil Court of Santiago (Case File No. 1134-2004). Current status: First instance, pending sentence.

During the periods covered by the financial statements, no other sanctions have been applied on the Company, its Directors or Executives.

Aguas Los Dominicos S.A.

Other administrative authorities:

In Resolution No. 426 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with written orders and instructions from that Superintendency to remit, within an established term, information on the "Coverage of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 19th Civil Court of Santiago (Case File No. 1189-2004). Current status: First instance, pending sentence.

During the periods covered by the financial statements, no other sanctions have been applied to the Company, its Directors or Executives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

30. SUBSEQUENT EVENTS

Inversiones Aguas Metropolitanas S.A.

By public deed dated July 15, 2005 granted before Santiago Notary Public Iván Torrealba, Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A., then being the only two partners in Inversiones Aguas Metropolitanas Limitada, and in accordance with Articles 96 and subsequent of Law 18.046, jointly agreed to reform its Articles of Association, changing its type of company, into a registered public corporation.

SUMMARY OF THE ARTICLES OF ASSOCIATION OF INVERSIONES AGUAS METROPOLITANAS S.A.

The articles of association of Inversiones Aguas Metropolitanas S.A. indicate that this is a company subject to the norms that govern registered companies, to its statutes and to the any other legal dispositions applicable.

The Company is domiciled in the City of Santiago and may establish branches, agencies or offices both within the country or overseas. The Company's duration is indefinite.

The Company's objectives are the following:

i) To invest in shares in the Chilean company Aguas Andinas S.A.;

ii) To provide all types of consultancy, advisory and other services related to the transfer of technology and know-how, technical assistance, business management and projects, especially those related to the management and operation of the water and sewage treatment activity. The capital is entirely paid up and amounts to the sum of Ch$468,751,176,308, divided into one thousand million (1,000,000,000) nominal shares, all with the same series and value, at par value.

The Company is managed by a Board of Directors composed of seven titular members, each with a deputy, and all are elected for a period of three years at the end of which they must be replaced or reelected.

The Board of Directors is the Company's legal and extralegal representative and, in order to comply with the Company's objective, its authority is broad and unrestricted in all its management power and provisions, except for those that the law or the statutes confer as an exclusive right to the General Meeting of Shareholders. In legal matters, it has all the power mentioned in both clauses of Article 7 of the Civil Procedures Code, notwithstanding the rights that legally pertain to the General Manager.

The Company has a General Manager whose position is outside of the Board of Directors; he is provided with all the power required to manage a business which the law allows or the Board of Directors shall confer upon him.

The Company will be dissolved upon the agreement of the General Meeting of Shareholders and due to other legal causes. Once the Company is dissolved, its liquidation will be carried out by a Liquidation Commission.

TRANSITORY DISPOSITIONS IN THE TRANSFORMATION DEED

These establish that the capital, which amounts to Ch$468,751,176,308 and is divided into 1,000,000,000 shares of one single series of equal individual value, is fully paid up as indicated in the deeds of the constitution of the Company as is its subsequent modification to a limited liability company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

The Capital was paid in by the partners in the following proportions:

a) Ch$375,469,692,223 was provided by Inversiones Aguas Del Gran Santiago S.A., which corresponds to 80.1% of the total of the paid-in capital of the limited liability company transferred to a registered company, in such a way that this shareholder holds 801,000,000 shares in Inversiones Aguas Metropolitanas S.A. which have been, since the date of the transformation, in the hands of Inversiones Aguas Del Gran Santiago S.A.; and

b) Ch$93,281,484,085 was provided by Ondeo Services Chile S.A., which corresponds to 19.9% of the total of the paid-in capital of the limited liability company transferred to a registered company, in such a way that this shareholder holds 199,000,000 shares in Inversiones Aguas Metropolitanas S.A. which have been, since the date of the transformation deed, in the hands of Ondeo Services Chile S.A.

NEW BOARD OF DIRECTORS

In the transformation mentioned previously, a provisional board of directors was elected and will be in office from July 15 of this year until the next Ordinary General Meeting of Shareholders. The Company will be managed by a provisional board comprised of Messrs. Angel Simon, Alfredo Noman, Xavier Amorós, Josep Bagué, Fernando Rayón, Alain Chaigneau and Jean Marc Boursier as titular members, and their respective alternates shall be Messrs. Patricio Prieto, José Vila, Claudio Undurraga, Lluis María Puiggarí, Fernando Samaniego, Jean Paul Minette and Fernando Bravo.

DESIGNATION OF EXTERNAL AUDITORS

Deloitte & Touche Sociedad de Auditores y Consultores Limitada have been appointed External Auditors until the first Ordinary General Meeting of Shareholders of the Company.

APPOINTMENT OF THE NEW GENERAL MANAGER

During the first meeting of the Company's Board of Directors held on July 18, 2005, Giovano Suazo was appointed General Manager of the Company.

REGISTRATION OF THE COMPANY IN THE REGISTER OF SHAREHOLDERS IN THE SUPERINTENDENCY OF SECURITIES AND INSURANCE

On July 15, 2005, Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A., as the only shareholders of Inversiones Aguas Metropolitanas S.A., agreed to proceed with the registration of the Company and its shares in the Register of Securities maintained by the Superintendency of Securities and Insurance in order for the Company and its shareholders to make public offers of the shares.

Subsidiaries

Aguas Andinas S.A.

At an Ordinary Meeting of the Board held on March 22, 2005, Roque Gistau's resignation as a Director was announced.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

At an Ordinary Meeting of the Board held on April 21, 2005, the whole Board of Directors was rescinded and the following were elected to the Board, either as Titular or Deputy members, for a full statutory period:

Titular directors	Deputy directors
Alfredo Noman Serrano	Angel Simon Grimaldos
Josep Bagué Prats	José Vila Bassas
Fernando Rayón Martin	Lluis María Puiggari Lalanza
Alain Chaigneau	Jean Michel Deslages
Carlos Mladinic Alonso	Jorge Bande Bruck
Daniel Albarrán Ruiz Clavijo	Claudio Maggi Campos
Bernardo Espinosa Bancalari	Roberto Hempel Holzapfel

On July 15 and 19, 2005, we reported the following to the Superintendency of Securities and Insurance:

1. Inversiones Aguas Metropolitanas Limitada, controlling shareholder of Aguas Andinas S.A., titleholder of 3,133,053,126 (Series A) shares issued by the latter, has reported that its partners—Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.—have agreed to transform Inversiones Aguas Metropolitanas Limitada into a limited liability company ruled by laws applicable to registered companies, retaining joint control through a shareholders' pact.

   Furthermore, the Company has reported the agreement to request the registration of the transformed company and its shares in the Securities Register maintained by the Superintendency of Securities and Insurance which, according to its communication, will enable it to place those shares on the market as appropriate.

2. At an Ordinary Meeting of the Board held on July 19, 2005, the following matters were agreed:

   a) Proceed with the obligatory advanced redemption of the entire Series A bonds, subseries A1 and A2. This issuance is registered in the Securities Register of that Superintendency under No. 266 of August 13, 2001, in accordance with Articles No. 104 of the Stock Market Law and Clause 3), subclause 13) of the bond issuance contract which exists as public deed dated June 19, 2001, granted before Santiago Notary Public Iván Torrealba and modified on August 2, 2001 and granted before Santiago Notary Public Juan Ricardo San Martin.

      In accordance with the above, the anticipated redemption will take place on September 1, 2005. The bonds will be redeemed at their nominal value plus interest accrued up until the date of redemption.

      With this aim, the Board of Directors specifically empowered the General Manager, Felipe Larraín Aspillaga, to take all the steps required by law and under the contract in question in order to proceed with the advanced redemption and payment of the bonds in question.

   b) Distribute Ch$21,416,378,060 from the profits for the year 2005 as an interim dividend. In view of this, the Company's dividend No. 41 will amount to Ch$3.5 per share and will be distributed as from September 27, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Aguas Cordillera S.A.

At an Ordinary General Meeting of Shareholders held on April 21, 2005, the following decisions, among others, were taken:

The Board of Directors was renewed and the following were elected members:

- Felipe Larraín Aspillaga
- Joaquín Villarino Herrera
- Ignacio Escudero García
- Luis Manuel Rodríguez Cuevas
- Igor Garafulic Olivares

On July 19, 2005, the Board of Directors of the Company reported the following:

The Board of Directors of the Company has unanimously agreed to proceed with the advanced redemption of the entire Series B, D and E bonds in accordance with articles 104, letter d) and 130 of the Stock Market Law and the corresponding clauses from each issuance contract. These correspond to the following issues:

1. Series B Bonds: Under Public Deed dated October 30, 1991 granted before Notary Public Raúl Undurraga, the contract for the Series B, subseries B1, B2 and B3 Bond Issue was signed. This was subsequently modified by Public Deed dated March 21, 2002 granted before Notary Public José Musalem. The issue is registered in the Register of Securities maintained by the Superintendency of Securities and Insurance under Nº 154 of February 7, 1992.

2. Series D Bonds: Under Public Deed dated May 24, 1993 granted before Notary Public Raúl Undurraga, the contract for the Series D, subseries D1, D2 and D3 Bond Issue was signed. This was subsequently modified by Public Deed dated August 6, 1998 granted before Notary Public René Benavente and by Public Deed dated March 21, 2002 granted before Notary Public José Musalem. The issue is registered in the Register of Securities maintained by the Superintendency of Securities and Insurance under Nº 167 of August 10, 1993.

3. Series E Bonds: Under Public Deed dated May 18, 1995 granted before Notary Public Gonzalo de la Cuadra, the contract for the Series E, subseries E1, E2 and E3 Bond Issue was signed. This was subsequently modified by Public Deed dated February 11, 1997 granted before Gonzalo de la Cuadra and by Public Deed dated July 27, 1998 granted before Notary Public René Benavente. The issue is registered in the Register of Securities maintained by the Superintendency of Securities and Insurance under Nº 187 of August 11, 1995.

   The advanced redemption of the Series B and E Bonds will take place on January 1, 2006 and the redemption and payment of the Series D Bonds will take place on October 1, 2005. The bonds will be redeemed at a value equivalent to the amount of unpaid capital plus interest accrued, calculated to the day on which the advance payment is made. The Board tacitly empowered the General Manager, Victor de la Barra, to take all the necessary steps required by law and under the contracts in order to proceed with the advanced redemption and payment of the bonds in question.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Aguas Manquehue S.A.

During the Ordinary General Meeting of Shareholders held on April 21, 2005, the Board of Directors was renewed and the following new directors were elected: Felipe Larraín Aspillaga, Joaquín Villarino Herrera, Luis Manuel Rodríguez Cuevas, Carlos Alberto Rabat Vilaplana and Igor Garafulic Olivares.

On July 19, 2005 and in accordance with the agreements reached at the Ordinary General Meeting of Shareholders, the Directors of the Company have set September 26, 2005 as the date the final dividend will be paid.

The payment of this dividend shall be made with cheques made out to bondholders on the ex-dividend date.

Aguas Los Dominicos S.A.

During the Ordinary General Meeting of Shareholders held on April 21, 2005, the Board of Directors was renewed and the following new directors were elected: Felipe Larraín, Joaquín Villarino, Camilo Larraín, Luis Manuel Rodríguez and Igor Garafulic.

Other subsequent events

For subsidiaries Aguas Cordillera S.A. and Aguas Los Dominicos S.A.:

The new tariffs for the Company for the five years from 2005 to 2010 were published in the Official Gazette on July 5, 2005 and will apply to consumption as per the readings taken from June 30, 2005.

As of the date the current financial statements were issued, the Company's management is not aware of any other subsequent event that could significantly affect the financial situation and/or the results of the Company or its subsidiaries as of December 31, 2004.

31. ENVIRONMENT

Inversiones Aguas Metropolitanas S.A. has not disbursed any resources on Environmental Projects during the years 2004 and 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

Subsidiaries

The principal capital projects made by the Company's subsidiaries in 2003 and 2004 to protect the environment have been the construction of the sewage treatment plants detailed below:

Name of the Project	2003 ThCh$	2004 ThCh$
La Farfana Treatment Plant	57,996,889	11,667,090
Los Nogales Treatment Plant	801,089	2,563,081
Talagante Treatment Plant	216,215	2,293,719
El Monte Treatment Plant	727,434	705,160
Punta de Aguila Treatment Plant	272,536	173,399
Control of sludge at Treatment Plants	141,601	142,578
Curacaví Treatment Plant	26,787	117,566
Valdivia de Paine Treatment Plant	18,667	61,894
Esmeralda Melipilla Treatment Plant (Improvements)	53,899	58,933
El Trebal Treatment Plant	299,996	43,389
Prevention and neutralization of chlorine leaks at the Treatment Plants	—	35,432
Telemetry at Cexas and Esmeralda Treatment Plants	187,505	22,864
Buin Maipo Sewage Treatment Plant	59,615	1,647
Paine Treatment Plant	251,345	—
Total	61,053,578	17,886,752

32. LONG-TERM NOTES PAYABLE

Article No. 16 of Decree Law No. 70 published in the Official Gazette on December 30, 1998 and Article No. 42 of Supreme Decree No. 453 set out the rules on the possibility of demanding reimbursable financial contributions for capacity and for the extension of the corresponding service to whoever asks to be incorporated as a customer or requires a service expansion.

Under these regulations, as of December 31, 2003 and 2004, works for a value of ThCh$9,029,058 and ThCh$9,029,058, respectively, have been received under reimbursable financing contribution contracts for extensions. These works are shown as Fixed Assets of the Company.

The debt on reimbursable contributions is registered in "Long-term notes payable" for ThCh$22,038,099 and M$22,791,252 at December 31, 2003 and 2004, respectively.

33. TRANSFER OF OWNERSHIP OF SANITATION WORKS

Under an agreement signed on June 30, 1998 between the Metropolitan Regional Government and Aguas Andinas S.A., ownership of the sanitary works constructed or acquired with resources of the National Regional Development Fund was transferred to the Company. The assets transferred under this agreement, which constitute contributions from third parties, are governed by Decree Law No. 70 issued by the Ministry of Public Works in 1988 and the stipulations contained in Article No. 36 of the respective MINECON Law No. 453 of 1989.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of December 31, 2004, except as stated)

As at December 31, 1998, these assets were incorporated into the Company's fixed assets at a nominal value of Ch$1 each. As there is a prohibition on considering these assets transferred by the Regional Government as an investment for purposes of tariff setting, the Company cannot earn a return on them and they do not represent any additional profits-generating operations for the Company in addition to those already obtained since they started operations.

Furthermore, the cost-benefit is not altered with respect to previous years as the Company made no disbursements.

The maximum tariff contemplated for this type of contribution is intended only to cover the operating and maintenance costs required.

According to the instructions of the Superintendency of Securities and Insurance, in its Resolution 01489 of March 22, 2000, the estimated technical value of these works was determined for information purposes. At that time, this amounted to ThCh$1,545,106 and its depreciation, determined on the basis of its time in use, amounts to ThCh$457,491.

The principal criteria used in the valuation of these works included: earth movement, supply pipes, drinking water and sewage chambers and the labor costs, all as of December 2004. The average useful life of these assets is 406 months and their remaining average useful life at December 2004 is 304 months.

* * * * *

Pages F-57 through F-102 contain IAM's unaudited consolidated financial statements as filed by IAM with the SVS and translated into English for the convenience of the reader.

CONSOLIDATED BALANCE SHEETS

As at September 30, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of September 30, 2005)
(Unaudited)

	Notes	At September 30, 2004 ThCh$	2005 ThCh$
ASSETS			
CURRENT:			
Cash and banks		628,384	191,041
Time deposits		19,390,089	—
Marketable securities		1,789,988	1,243,357
Trade accounts receivable, net	(4)	27,307,473	27,157,010
Notes receivable, net	(4)	1,233,769	1,310,879
Sundry debtors, net	(4)	992,471	2,342,165
Notes and accounts receivable from related companies	(5)	21,474,917	21,206
Inventories, net		1,237,427	1,188,151
Taxes recoverable		2,131,112	716,808
Prepaid expenses		571,286	474,849
Deferred taxes	(6)	303,830	338,619
Other current assets	(7 - 8)	7,445,878	4,368,289
Total current assets		84,506,624	39,352,374
FIXED ASSETS:			
Land	(9)	32,628,212	32,806,087
Buildings and infrastructure	(9)	931,210,839	944,745,291
Machinery and equipment	(9)	106,274,990	108,048,702
Other fixed assets	(9)	19,168,540	19,213,397
Revaluation of fixed assets	(9)	4,812,802	4,777,439
Accumulated depreciation	(9)	(505,900,344)	(529,610,208)
Total fixed assets		588,195,039	579,980,708
OTHER ASSETS:			
Goodwill	(10)	381,046,098	355,880,312
Negative goodwill	(10)	(1,149)	(1,083)
Long-term receivables	(4)	10,551,100	9,709,966
Intangible assets	(11)	41,001,613	41,785,457
Accumulated amortization	(11)	(5,045,848)	(6,089,684)
Other	(12)	12,570,218	10,517,764
Total other assets		440,122,032	411,802,732
TOTAL ASSETS		1,112,823,695	1,031,135,814

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED BALANCE SHEETS

As at September 30, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of September 30, 2005)
(Unaudited)

	Notes	At September 30, 2004 ThCh$	At September 30, 2005 ThCh$
LIABILITIES			
CURRENT:			
Short-term portion of borrowings from banks and financial institutions	(13)	—	23,059,144
Long-term borrowings from banks and financial institutions—short-term portion	(13)	1,143,176	2,656,755
Bonds payable—short-term portion	(15)	20,093,797	35,723,167
Accounts payable		11,723,445	11,227,691
Notes payable	(32)	256,940	3,335,183
Sundry creditors		1,372,190	1,451,309
Notes and accounts payable to related companies	(5)	10,528,946	8,233,715
Accruals	(16)	16,621,786	14,387,862
Withholdings		5,223,731	4,897,808
Income tax		—	895,180
Unearned income		1,832,164	1,220,023
Other current liabilities		2,855	25,168
Total current liabilities		68,799,030	107,113,005
LONG TERM:			
Borrowings from banks and financial institutions	(14)	70,551,577	67,150,000
Bonds payable	(15)	219,360,727	165,216,241
Notes payable	(32)	27,831,467	23,826,681
Sundry creditors		2,075,246	1,546,049
Accruals	(16)	8,202,464	7,966,983
Deferred taxes	(6)	3,240,545	2,595,887
Other long-term liabilities		1,336,098	862,001
Total long-term liabilities		332,598,124	269,163,842
MINORITY INTEREST	(18)	180,770,863	173,834,933
SHAREHOLDERS' EQUITY:			
Paid-in capital	(19)	488,382,724	468,751,177
Price level restatement	(19)	16,751,834	11,520,171
Retained earnings	(19)	18,278,065	314,450
Interim dividends			(10,997,896)
Net income for the period	(19)	7,243,055	11,436,132
Total shareholders' equity		530,655,678	481,024,034
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,112,823,695	1,031,135,814

CONSOLIDATED STATEMENTS OF INCOME

For the nine-month periods ended September 30, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of September 30, 2005)
(Unaudited)

	Notes	For the nine-month period ended September 30, 2004 ThCh$	2005 ThCh$
OPERATING RESULTS			
Revenues from operations		144,380,160	155,429,134
Cost of operations		(59,332,772)	(61,443,782)
OPERATING MARGIN		85,047,388	93,985,352
ADMINISTRATIVE AND SELLING EXPENSES		(22,830,777)	(23,368,906)
OPERATING INCOME		62,216,611	70,616,446
NON-OPERATING (EXPENSE) INCOME			
Financial income		3,367,149	4,258,432
Other non-operating income	(20)	5,030,751	4,946,440
Amortization of goodwill	(10)	(18,881,970)	(18,882,508)
Financial expenses		(12,759,772)	(12,843,266)
Other non-operating expenses	(20)	(352,643)	(129,982)
Price-level restatement	(21)	1,400,399	1,421,652
Foreign exchange differences	(22)	(2,070)	(15,468)
Non-operating income (expense)		(22,198,156)	(21,244,700)
INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL		40,018,455	49,371,746
INCOME TAXES	(6)	(10,260,253)	(11,784,965)
INCOME BEFORE MINORITY INTEREST AND AMORTIZATION OF GOODWILL		29,758,202	37,586,781
MINORITY INTEREST	(18)	(22,515,197)	(26,150,699)
AMORTIZATION OF NEGATIVE GOODWILL	(10)	50	50
NET INCOME FOR THE PERIOD		7,243,055	11,436,132

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended September 30, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of September 30, 2005)
(Unaudited)

	Notes	For the nine-month period ended September 30, 2004 ThCh$	2005 ThCh$
NET CASH FLOW FROM OPERATING ACTIVITIES:			
Collection of trade accounts receivable		183,423,487	193,335,311
Financial income received		444,040	935,257
Other income received		3,754,827	1,867,859
Payments to suppliers and personnel		(70,490,193)	(69,760,837)
Interest paid		(8,446,202)	(8,308,477)
Income tax paid		(11,869,614)	(10,398,766)
Other expenses paid		(1,251,108)	(318,086)
VAT and similar payments		(19,057,241)	(20,995,749)
Total net cash flow from operating activities		76,507,996	86,356,512
NET CASH FLOW FROM FINANCING ACTIVITIES:			
Loans obtained		16,236,976	23,554,094
Loans from other sources		13,140,298	10,785,698
Payments of dividends		—	(39,922,978)
Capital reduction		—	(24,877,649)
Payment of loans		(380,378)	(704,405)
Bonds' payments		(1,530,556)	(39,555,858)
Other financing disbursements	(24)	(27,504,681)	(51,336,830)
Total net cash flow from financing activities		(38,341)	(122,057,928)
NET CASH FLOW FROM INVESTING ACTIVITIES:			
Proceeds from sales of fixed assets		1,855,048	1,612,361
Proceeds from sales of other investments		—	(240)
Payments received on other loans to related companies		—	54,083,755
Other investment income		—	(204)
Additions of fixed assets		(35,028,118)	(19,456,300)
Payment of capitalized interest		(144,341)	(284,414)
Other loans to related companies		(21,766,784)	(32,512,000)
Other investment disbursements		(308,678)	(1,555,076)
Total net cash flow from investing activities		(55,392,873)	1,887,882
TOTAL NET CASH FLOW FOR THE YEAR		21,076,782	(33,813,534)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS		(448,883)	(979,400)
NET CHANGE IN CASH AND CASH EQUIVALENTS		20,627,899	(34,792,934)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS		8,608,380	40,585,915
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	(24)	29,236,279	5,792,981

The accompanying notes form an integral part of these unconsolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended September 30, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of September 30, 2005)
(Unaudited)

	Notes	For the nine-month period ended September 30, 2004 ThCh$	2005 ThCh$
RECONCILIATION OF NET INCOME FOR THE PERIOD WITH OPERATING CASH FLOW:			
Net income for the period		7,243,055	11,436,132
Gain on sale of fixed assets		(830,762)	(1,566,193)
Charges (credits) to income not representing cash flows:			
Depreciation for the period	(9)	24,031,311	24,527,675
Amortization of intangible assets	(11)	778,485	782,158
Write-offs and provisions		2,186,374	2,782,741
Amortization—goodwill	(10)	18,881,970	18,882,508
Amortization—negative goodwill		(50)	(50)
Net price-level restatement	(21)	(1,400,399)	(1,421,652)
Net foreign exchange differences	(22)	2,070	15,468
Other credits to income statement not representing cash flow		(1,859,455)	(2,560,868)
Other charges to income statement not representing cash flow		969,395	1,484,773
Changes in assets affecting operating cash flows (increase) decrease:			
Trade accounts receivable		4,605,697	1,341,037
Inventories		(398,062)	169,348
Other assets		2,552,204	1,178,473
Change in liabilities affecting operating cash flows increase (decrease):			
Accounts payable related to operating income		(3,811,349)	(6,766,785)
Interest payable		2,705,251	2,839,099
Income taxes payable		(2,049,863)	1,116,534
Other accounts payable related to the non-operating income (expense)		(581,322)	3,331,822
VAT and similar payable (net)		968,249	2,633,593
Minority interest	(18)	22,515,197	26,150,699
NET CASH FLOW FROM OPERATING ACTIVITIES:		76,507,996	86,356,512

The accompanying notes form an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

1. REGISTRATION IN THE SECURITIES REGISTER

Inversiones Aguas Metropolitanas S.A., Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A. are registered under Numbers 0912, 0346, 0369, 0389 and 0402, respectively, in the Securities Register of the Superintendency of Securities and Insurance. Consequently, these Companies are subject to the regulatory authority of that Superintendency.

2. ACCOUNTING PRINCIPLES APPLIED

a. Accounting period—These financial statements are presented as of September 30, 2004 and 2005 and for the periods of nine months then ended.

b. Preparation—These unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance.

In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail.

c. Presentation—For comparison purposes, the balance sheet at September 30, 2004 and the income statements for the period ended September 30, 2004 and their respective notes have been price-level restated by 3.0%, corresponding to the variation in the Consumer Price Index during the last twelve months, with a one-month time lag.

Certain reclassifications were made to the prior years' financial statements to conform to the current year presentation.

d. Basis of consolidation—The consolidated financial statements comprise the assets, liabilities, results and cash flows of the Company and its subsidiaries. The transactions undertaken between the consolidated companies have been eliminated and the participation of the minority investors has been recognized as Minority Interest.

The consolidated financial statements as of September 30, 2004 and 2005 include the following subsidiaries:

Companies Included in the Consolidation

Tax I.D. No.	Name	Percentage participation			
		9-30-2004	9-30-2005		
		(unaudited) Total	Direct	(unaudited) Indirect	Total
80.311.300-9	Aguas Andinas S.A.	51.2020	51.2020	0.0000	51.2020
96.974.880-0	Aguas Industriales del Norte S.A.	60.0000	0.0000	0.0000	0.0000
80.311.300-9	Aguas Cordillera S.A.	99.9999	0.0000	99.9999	99.9999
96.945.210-3	Ecoriles S.A.	100.0000	0.0000	100.0000	100.0000
96.828.120-8	Gestión y Servicios S.A.	100.0000	0.0000	100.0000	100.0000
96.568.220-1	Aguas Los Dominicos S.A.	99.9497	0.0000	99.9497	99.9497
96.967.550-1	Análisis Ambientales S.A.	100.0000	0.0000	100.0000	100.0000
96.809.310-K	Comercial Orbi II S.A.	100.0000	0.0000	100.0000	100.0000
89.221.000-4	Aguas Manquehue S.A.	100.0000	0.0000	100.0000	100.0000
87.538.200-4	Hidráulica Manquehue Limitada	100.0000	0.0000	100.0000	100.0000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

e. Price-level restatement—The consolidated financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each period. For this purpose, and in conformity with current Chilean regulations, non-monetary assets and liabilities, shareholders' equity accounts and income and expense accounts have been restated each year in terms of year-end constant pesos. The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index ("CPI") of the National Association of Statistics, which was 1.9% and 2.4% for the nine-month periods ended September 30, 2004 and 2005, respectively. The index is based on the "prior month rule", pursuant to which the inflation adjustments are based on the Consumer Price Index at the close of the month preceding the close of the respective period or of the transaction.

This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. For comparative purposes, the consolidated financial statements for the nine-month periods ended September 30, 2004 and 2005 and the amounts disclosed in the related footnotes have also been restated using the same index in terms of Chilean pesos of September 30, 2005 purchasing power.

The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power, and to include in net income for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

f. Currency translation—Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each year end, at the following rates:

	2004 (unaudited)	2005 (unaudited)
	Ch$	Ch$
U.S. Dollar	608.90	529.20
Unidad de Fomento	17,190.78	17,717.56
Euro	757.34	636.13
UTA	360,804.00	372,120.00
UTM	30,067.00	31,010.00

Certain assets and liabilities are denominated in Unidades de Fomento ("UF"). The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on changes in the Consumer Price Index. The adjustments to the closing value of UF-denominated assets and liabilities are included in the price-level restatement account in the Consolidated Statement of Operations.

See Note 29 for the definition of UTA.

g. Time deposits—Time deposits are shown at cost plus indexation adjustments, if applicable, plus accrued interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

h. Marketable securities—Marketable securities reflect the investments in mutual funds units made by the Company. These are presented at their redemption value as at the closing date of these financial statements.

i. Inventories—Materials are shown at their price-level restated cost, which does not exceed their respective replacement costs at each period-end.

There is an allowance for obsolescence for slow-moving items remaining in inventory for more than one year.

j. Estimate of doubtful accounts—The estimate of doubtful accounts depends on the age of the accounts receivable and its history of collectibility, as follows:

A 100% provision is established for customers with debts past due for over eight months.

For the subsidiary Aguas Andinas S.A., a provision of 20% of the consumer debts renegotiated into repayment plans is established for cases classified as "non-governmentally subsidized". For cases classified as "governmentally subsidized clients", a provision of 40% of the agreed upon repayment amount plus interest, if applicable, is established. In the case of the subsidiaries, a provision of 20% of the agreed-upon repayment amount plus interest, if applicable, is established.

A provision is established for 100% of past due notes receivable.

k. Fixed assets—For the subsidiary Aguas Andinas S.A., the fixed assets transferred by the predecessor entity are shown at their appraisal values determined by independent consultants in accordance with a technical study made in 1977 and restated for inflation. Acquisitions after 1977 are shown at their restated cost.

The subsidiary Aguas Cordillera S.A. shows its specific accounts at cost, plus the incremental value, of a technical appraisal performed in 1977, both restated.

The Company and the other subsidiaries record their fixed assets at their restated cost.

The fixed assets include improvements but not maintenance costs or minor repair expenses which are charged to income in the year in which they are incurred.

Work-in-progress includes financing costs incurred until the assets are in a condition to be used, in accordance with Technical Bulletin No. 31 of the Chilean Institute of Accountants.

Furthermore, direct remunerations, consultancy costs and other inherent and identifiable expenses associated with the work-in-progress may be capitalized.

l. Depreciation of fixed assets—Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives of the respective assets.

m. Leased assets—Leasing contracts classified as capital leases are recorded in accordance with Technical Bulletin No. 22 of the Chilean Institute of Accountants.

Leased assets are valued and depreciated according to the same norms indicated for the remainder of the fixed assets.

The assets acquired this way are not legally owned by the Company until it has exercised its purchase option, and meanwhile the Company may not freely dispose of them.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

n. Intangible assets—Water rights, rights of way and other rights are shown at their restated cost of acquisition, net of amortization, in accordance with Technical Bulletin No. 55 of the Chilean Institute of Accountants.

Intangible assets are being amortized over a period of 40 years from the date of acquisition or as from 1998 (effective date of Chilean GAAP accounting for intangibles) as it is believed that they will provide benefits during those periods.

The Company retains certain rights to water use/supply or drinking water consumption which have been given to the Company by various governmental entities or municipalities which are valued on its books at zero. Additionally, those water use rights which have been acquired are amortized over a 40-year period using the straight-line method, or, for those which are acquired under lease are amortized over the contractual term of the lease.

o. Goodwill—Goodwill represents the excess paid over the proportional equity book value on the purchase of shares in Aguas Andinas S.A., Aguas Cordillera S.A. and Comercial Orbi II S.A. Negative goodwill represents the deficit between the price paid and the proportional equity book value on the purchase of shares in Hidráulica Manquehue Ltda. Negative goodwill and goodwill is amortized over a period of 20 years from the date of acquisition because it is estimated that the investment will be recovered over this period.

p. Operations under resale agreements—The securities under resale agreements are valued as fixed rate investments and are shown in Other Current Assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

q. Bonds payable—This is the obligation for the placement of bonds issued by the Company and certain of its subsidiaries in the domestic market, shown at their nominal value plus indexation adjustments and interest accrued at the period-end. The discount incurred on the placement of the bonds is deferred over the bond term, in accordance with Circular 1,370 of the Superintendency of Securities and Insurance.

The costs of placing bonds on the domestic market incurred by the subsidiary, Aguas Cordillera S.A., in the years 1991, 1992, 1993, 1994 and 1995, were charged to income in the respective years.

r. Income tax and deferred taxes—The Company and its subsidiaries have provided for income tax on the basis of net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin No. 60 and other instructions from the Chilean Institute of Accountants and contained in Circular 1,466 of the Superintendency of Securities and Insurance, the Company and its subsidiaries record the effects of deferred taxes resulting from timing differences, tax benefits related to tax loss carryforwards and other events that create differences between book and tax treatment. The subsidiary Aguas Andinas S.A. early adopted the Technical Bulletin and recorded such effects in the year ending on December 31, 1999.

The Company and other subsidiaries recorded these effects from the beginning of the year 2000, recording deferred taxes arising on the accumulated timing differences in asset and liability accounts with credits and charges, respectively, to complementary accounts which are amortized, affecting income tax for the period, over the estimated reversal period.

To the extent necessary, deferred tax assets are further reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

s. Derivative contracts—The Company has signed forward exchange contracts. These have been defined as hedges against a variation in the rate of exchange and have been recorded in accordance with Technical Bulletin No. 57 of the Chilean Institute of Accountants.

t. Severance indemnities—In the subsidiary Aguas Andinas S.A., a provision was established for severance indemnities under the shut-down method up until August 2002 for each of the existing collective contracts. This provision shall remain fixed as at that date and will only be restated quarterly, in accordance with the variation in the Consumer Price Index, due to the fact that as from August 2002, the new collective contracts came into effect and these establish that the severance indemnities will be those indicated in the Labor Code (for involuntarily terminated employees).

In the subsidiaries Aguas Cordillera S.A. and Aguas Los Dominicos S.A., provisions were established for severance indemnities under the shut-down method up until December 2002 and January 2003 for each of the existing union contracts. These provisions shall remain fixed as at those dates and will only be restated for inflation on a quarterly basis in accordance with the variation in the Consumer Price Index. This is due to the fact that as from those dates, the new collective contracts came into effect and these establish that the severance indemnities will be those indicated in the Labor Code (for involuntarily terminated employees).

The new union agreements signed with the employees of Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Dominicos S.A. establish that the employees that retire from the Company at the legal retirement age shall continue to accrue the benefit of a severance indemnity beyond the dates stated in the previous paragraphs.

This obligation of the subsidiary Aguas Andinas S.A. to pay the estimated additional indemnity that the workers who retire from the Company shall receive from the commencement of the new union agreements is provided for at its present value of the vested obligation discounted at a rate of 4.8% per annum.

In addition, in the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A., there are individual contracts which are accrued for under the shut-down method in accordance with what these contracts indicate.

Advances paid to personnel against these funds in Aguas Andinas S.A. and Aguas Cordillera S.A. are shown as long-term receivables. They will be offset against the final settlement after an indexation adjustment, as stipulated in the agreements mentioned.

u. Sales—The income from sales of the water treatment subsidiaries is recorded on the basis of the consumption read and billed to each customer, in accordance with the tariff fixed by the Superintendency of Sanitation Services (SISS) for a period of five years.

Consumption read and not invoiced is also recorded valued at the average tariff of each invoicing group.

v. Computer software—The computer software was acquired as computer packages and is shown in Other Fixed Assets, in accordance with Circular 981 of the Superintendency of Securities and Insurance.

w. Research and development expenses—Expenses incurred in studies and research and development expenses which are not associated with viable projects, are charged directly to income for the year. Otherwise, they form part of the costs of the corresponding project.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

x. Statement of cash flows—The Company considers as cash and cash equivalents its balances in cash, in unrestricted bank checking accounts, time deposits, marketable securities and repurchase/sale agreements whose redemption will take place within 90 days from the date the investment was made and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include revenues and expenses of the Company and its subsidiaries and all other income and expenses that are treated as non-operating in the income statement.

y. Impairment of long-lived assets—The Company reviews its long-lived assets for impairment whenever the operating revenues of the Company or of any one of its subsidiaries will not be sufficient, on a permanent basis, to cover all the costs including the depreciation of fixed assets. If this happens and the net book value of the fixed assets is higher than their realizable value, a break even analysis is then performed to determine the impairment loss that is required.

z. Translated—These financial statements have been translated into English for the convenience of the readers.

3. ACCOUNTING CHANGES

The subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Domínicos S.A. have collective labor contracts with their employees which provide for indemnities in accordance with the Labor Code and an additional indemnity if they retire rather than being involuntarily dismissed.

To calculate this additional indemnity, these subsidiaries use the present value of such obligations based on the vested obligation for indemnity awards for those who are covered by the collective contract and who they believe will be employed until retirement. The discount rate used for this calculation has been changed from 6.5% at December 2004 to 4.8% at September 2005, resulting from a study made by the subsidiaries.

The effect of the change in discount rate on the consolidated results for the 2005 period was charged to income immediately in the amount of ThCh$70,623.

There have been no other accounting changes that should be mentioned during the periods ended September 30, 2004 and 2005.

4. SHORT AND LONG-TERM ACCOUNTS RECEIVABLE

Trade accounts receivable relate to the subsidiaries billings for consumption of drinking water, sewage services, sewage treatment and other associated services, with balances classified as short and long-term.

The balance of trade accounts receivable includes a provision for revenue accrued as at September 30, 2004 and 2005 of ThCh$10,046,376 and ThCh$10,284,171 respectively, on unbilled meter readings at the end of each period.

The balance of accounts receivable as at September 30, 2004 and 2005 is broken down as follows:

a) For the subsidiary Aguas Andinas S.A.: Residential 79.72%, Commercial 16.74% and Industrial and Others 3.54%, while at September 2005 the breakdown was: Residential 79.92%, Commercial 16.97% and Industrial and Others 3.11%.

b) For Aguas Cordillera S.A.: Residential 84.15%, Commercial 15.49% and Industrial and Others 0.36%, while at September 2005 the breakdown was: Residential 84.42%, Commercial 15.25% and Industrial and Others 0.33%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

c) For Aguas Los Dominicos S.A.: Residential 89.89%, Commercial 10.05% and Industrial and Others 0.06%, while at September 2005 the breakdown was: Residential 89.73%, Commercial 10.19% and Industrial and Others 0.08%.

d) For Aguas Manquehue S.A.: Residential 70.25%, Commercial 26.05% and Industrial and Others 3.7%, while at September 2005 the breakdown was: Residential 70.76%, Commercial 29.23% and Industrial and Others 0.01%.

The subsidiaries have established allowances for doubtful accounts as follows:

a) Allowances for bad debts have been set up by the subsidiaries as explained in Note 2 j). Of the amounts provided for as of September 30, 2004 and 2005, ThCh$1,714,672 and ThCh$487,135, respectively, were the debits made to expense to create the allowance. Of these allowances as at September 30, 2004 and 2005, accounts receivable amounting to ThCh$7,875 and ThCh$1,268, respectively, have been written off.

b) Allowances on repayment agreements relate to agreements on the repayment of debts signed with customers by which they may have a right to a commercial discount in the event that they comply with what they have contracted. The allowance is ThCh$2,105,731 and the charge to income for discounts earned at September 30, 2005 was ThCh$289,731. At September 30, 2004 there was no allowance for discounts.

The principal component of long-term receivables is advances against indemnities, as indicated in Note 2 t).

Notes receivable consist of agreed upon payments negotiated with customers.

The balance of short-term sundry debtors corresponds principally to credit card receivables and long-term receivable agreements signed with property developers and to advances against indemnities.

Account	Current							Long term	
	Up to 90 days		90 days to 1 year		Subtotal	Total current (net)			
	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$	2005 (unaudited) ThCh$	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Trade accounts receivable	37,699,338	36,210,336	1,964,310	2,377,560	38,587,896	27,307,473	27,157,010	1,485,931	1,932,907
Estimate of doubtful accounts	—	—	—	—	11,430,886	—	—	—	—
Notes receivable	811,189	887,707	544,320	596,867	1,484,574	1,233,769	1,310,879	187,076	167,556
Estimate of doubtful accounts	—	—	—	—	173,695	—	—	—	—
Sundry debtors....	971,013	2,267,244	62,241	114,671	2,381,915	992,471	2,342,165	8,878,093	7,609,503
Estimate of doubtful accounts	—	—	—	—	39,750	—	—	—	—
Total long-term debtors								10,551,100	9,709,966

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

5. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Notes and accounts receivable

- The account receivable from Constructora ACSA Ltda. and Aguas de Levante S.A. relates to the sales of material with a term of 30 days, with no interest.
- There is also an account receivable from Aguas Décima S.A. for laboratory services and sales of materials with a term of 30 days, with no interest.
- The receivables from Aguas Argentinas S.A. and Aguas de Saltillo relate to the reimbursement of expenses.
- The account receivable from Degrémont S.A. Agencia en Chile corresponds to contracts for laboratory services with a term of 30 days, with no interest.
- The transactions with Brisaguas S.A. correspond to the sale of materials with a payment term of 70 days, with no interest.
- The account receivable from Cía. Hispanoamericana de Servicios S.A. relates to a sanitary services administration contract.
- The accounts receivable from Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A. correspond to trade current accounts but are not subject to interest and are price-level restated as from January 1, 2005.

Notes and accounts payable

- The contract for the construction of the La Farfana sewage treatment plant and its operation until July 2005 was awarded under a public tender to Degrémont S.A. Agency in Chile. This is a turnkey construction contract with a performance guarantee and the payments under this contract are expressed in Unidades de Fomento. The construction was concluded in September 2003 and the Company is charged for operating the plant from October 2003.
- The accounts payable with Aguas de Levante S.A. relates to the purchase of materials at a term of 30 days, with no interest.
- The accounts payable with Acsa Agbar Construcción S.A. relates to a contract for the renewal and installation of sewage piping and to withholdings made from payments on construction of certain projects.
- An amount is due to Clavegueram de Barcelona S.A. with respect to the reimbursement of expenses.
- The accounts payable with Brisaguas S.A. corresponds to collections paid in accordance with the contract.
- The accounts payable with Omnilogic Telecomunicaciones Chile relates to radio-communication and transmission network maintenance services.
- The accounts payable to Sociedad General Aguas de Barcelona S.A. and Suez Lyonnaise des Eaux relate to contracts in euros for services provided since the year 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Notes and accounts receivable

Tax I.D. No.	COMPANY	Short term 9-30-2004 (unaudited) ThCh$	Short term 9-30-2005 (unaudited) ThCh$
77329730-4	Inversiones Aguas del Gran Santiago S.A.	10,715,360	—
96885200-0	Ondeo Services Chile S.A.	10,715,360	—
77030800-3	Constructora ACSA Ltda.	656	636
1-9	Aguas Argentinas S.A.	14,497	—
96703230-1	Aguas Decima S.A.	11,056	3,562
1-9	Aguas de Saltillo	6,058	—
59066560-6	Degrémont S.A. Agencia en Chile	8,811	14,940
96864190-5	Brisaguas S.A.	731	—
96720930-9	Cía. Hispanoamericana de Servicios S.A.	2,388	—
59094680-K	Aguas de Levante S.A.	—	2,068
	Total	21,474,917	21,206

Notes and accounts payable

Tax I.D. No.	COMPANY	Short term 9-30-2004 (unaudited) ThCh$	Short term 9-30-2005 (unaudited) ThCh$
59066560-6	Degrémont S.A. Agencia en Chile	8,256,390	6,787,593
59094680-K	Aguas de Levante S.A.	452,043	138,682
59096940-0	Acsa Agbar Construcción S.A.	299,444	65,100
96864190-5	Brisaguas S.A.	—	5,691
96847530-4	Omnilogic Telecomunicaciones Chile	—	17,306
0000001-9	Sociedad General Aguas de Barcelona S.A.	455,157	365,803
0000001-9	Suez Lyonnaise Des Eaux	1,062,032	853,540
0000001-9	Clavegueram de Barcelona S.A.	3,880	—
	Total	10,528,946	8,233,715

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Transactions with indirectly related companies

Company	Tax I.D. No.	Relationship	Description of transaction	9-30-2004 Amount (unaudited) ThCh$	9-30-2004 Effect on results (charge)/credit (unaudited) ThCh$	9-30-2005 Amount (unaudited) ThCh$	9-30-2005 Effect on results (charge)/credit (unaudited) ThCh$
Suez Lyonnaise des Eaux	00000001-9	Indirect	Consultancy received	2,386,839	(2,386,839)	2,146,501	(2,146,501)
Sociedad Gral. Aguas de Barcelona S.A.	00000001-9	Indirect	Consultancy received	1,022,931	(1,022,931)	919,929	(919,929)
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Loans granted	—	—	36,273,546	—
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Loans granted	—	—	16,871,200	—
Degrémont S.A. Agencia en Chile	59.066.560-6	Related Co.	Construction of treatment plant	8,546,452	—	455,544	—
Aguas de Levante S.A.	59.094.680-K	Related Co.	Purchase of materials	1,132,682	(1,132,682)	991,764	(991,764)
Acsa Agbar Construcción S.A.	59.096.940-0	Related Co.	Contract renewal of piping	1,476,044	—	—	—
Degrémont S.A. Agencia en Chile	59.066.560-6	Related Co.	Plant operation	3,521,054	(3,521,054)	2,458,741	(2,458,741)
Acsa Agbar Construcción S.A.	59.096.940-0	Related Co.	Work in progress	103,725	—	—	—
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Loans granted	10,715,360	—	25,632,000	—
Ondeo Services Chile S.A.	96.885.200-0	Partner	Loans granted	10,715,360	—	6,368,000	—
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Reduction of capital in IAM	—	—	19,671,271	—
Ondeo Services Chile S.A.	96.885.200-0	Partner	Reduction of capital in IAM	—	—	4,887,120	—
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Profit distribution	—	—	31,681,185	—
Ondeo Services Chile S.A.	96.885.200-0	Partner	Profit distribution	—	—	7,870,857	—

6. DEFERRED TAXES AND INCOME TAX

a. Income tax

The detail of the net taxable income and related amounts at September 30, 2004 and 2005 of the Company and its subsidiaries is as follows:

	Income Tax	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
a.	Taxable income	57,831,510	71,580,724
	Tax losses utilized		
b.	Unremitted tax earnings	79,651,942	59,996,604
c.	15% credit for shareholders	728,533	312,190
	16% credit for shareholders	348,369	343,401
	16.5% credit for shareholders	3,747,340	788,728
	17% credit for shareholders	9,171,894	9,768,838

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

b. Deferred taxes

The timing differences and the deferred taxes as of September 30, 2004 and 2005 are as follows:

	9-30-2004				9-30-2005			
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities	
Account	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term
	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
Provision doubtful accounts	85,226	2,117,850	—	—	104,735	1,972,560	—	—
Unearned income	64,737	136,809	—	—	52,661	84,194	—	—
Provision for vacations	123,701	83,498	—	—	138,815	92,693	—	—
Leased assets	—	—	27,048	—	—	—	51,800	—
Depreciation of fixed assets	—	—	—	4,075,431	—	—	—	4,473,389
Severance indemnities	32,350	—	—	—	81,718	19,796	—	—
Other events	2,072	103,404	—	—	5,099	610,476	21,773	—
Accruals on participations	1,115	—	22	—	2,478	—	21	—
Obsolete materials	37,459	—	—	—	36,367	—	—	—
Costs of investments in related companies	—	—	13,231	286,602	—	—	13,231	264,196
Software	—	—	—	175,466	—	—	—	136,095
Bond placement discount	—	—	—	1,788,293	—	—	—	1,468,125
Tax losses	—	—	—	—	—	160,302	—	—
Litigation	4,687	146,227	—	—	11,629	—	—	—
Obsolescence fixed assets	—	10,276	—	—	—	—	—	—
Deferred expenses	—	—	10,322	89,833	—	—	11,074	85,838
Water rights	—	36,777	—	—	—	36,777	—	—
Reimbursable financial contributions	3,106	—	—	—	3,016	—	—	—
Provision on repayment agreements	—	—	—	—	—	352,875	—	—
Leasing transactions	—	—	—	—	—	—	—	—
Others								
Complementary accounts—net of amortization	—	—	—	(540,239)	—	—	—	(502,083)
Valuation allowance	—	—	—	—	—	—	—	—
Total	354,453	2,634,841	50,623	5,875,386	436,518	3,329,673	97,899	5,925,560

c. Income tax

The detail of the tax provision for the nine-month periods ended September 30, 2004 and 2005:

Income tax

	9-30-2004	9-30-2005
	(unaudited) ThCh$	(unaudited) ThCh$
Current tax charge (tax provision)	(9,831,357)	(12,168,722)
Adjustment tax charge (previous year)	(195,732)	(45,787)
Deferred tax (expense) benefit	(180,000)	478,492
Effect of amortization on complementary accounts	(28,041)	(28,041)
Other charges or credits to the account	(25,123)	(20,907)
Total	(10,260,253)	(11,784,965)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

7. OTHER CURRENT ASSETS

The details of other current assets as at September 30, 2004 and 2005 are as follows:

Other current assets	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Instruments issued by the Central Bank of Chile	7,427,818	4,358,583
Other receivables	7,380	—
Guarantees for paving rights	9,765	9,706
Others	915	—
	7,445,878	4,368,289

8. INFORMATION ON OPERATIONS INVOLVING COMMITMENTS TO PURCHASE, COMMITMENTS TO SELL, SALES WITH REPURCHASE AGREEMENTS AND PURCHASES WITH RESALE AGREEMENTS OF INSTRUMENTS OR MARKETABLE SECURITIES

Details of the agreements in Chilean pesos signed at September 30, 2005 which correspond to fixed rate instruments with a resale agreement are as follows:

Dates								
From	To	Counterparty	Currency	Value at subscription date	Rate	Final value	Type of Instrument	Market value
09-29-2005	10-11-2005	Banco Santander Santiago	Chilean Pesos	2,400,000	3,96% p.a.	2,403,168	PRBC	2,400,264
09-29-2005	10-10-2005	Banco Santander Santiago	Chilean Pesos	250,000	0,32% p.m.	250,320	PRBC	250,027
09-29-2005	10-10-2005	Banco Santander Santiago	Chilean Pesos	500,000	0,32% p.m.	500,587	PRBC	500,053
09-29-2005	10-11-2005	Banco de Crédito e Inversiones	Chilean Pesos	680,000	3,96% p.a.	680,898	PRBC	680,075
09-22-2005	10-06-2005	Banco de Chile	Chilean Pesos	347,052	0,33% p.m.	347,586	PRBC	347,357
09-26-2005	10-06-2005	Banco Santander Santiago	Chilean Pesos	180,730	0,32% p.m.	180,865	PRBC	180,807

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

9. FIXED ASSETS

These consist of the following:

	As of September 30, 2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Land	32,628,212	32,806,087
Land	32,628,212	32,806,087
Buildings and infrastructure	474,753,104	475,467,480
Gross value	931,210,839	944,745,291
Accumulated depreciation	(456,457,735)	(469,277,811)
Machinery and equipment	70,808,551	62,552,043
Gross value	106,274,990	108,048,702
Accumulated depreciation	(35,466,439)	(45,496,659)
Other fixed assets	5,725,455	4,847,177
Gross value	19,168,540	19,213,397
Accumulated depreciation	(13,443,085)	(14,366,220)
Technical revaluation	4,279,717	4,307,921
Technical revaluation of land	5,343,968	5,341,419
Technical revaluation of distribution network	1,498,141	1,463,285
Accumulated depreciation	(1,474,907)	(1,459,074)
Technical revaluation of sewage collectors	(360,492)	(360,502)
Accumulated depreciation	227,044	240,706
Technical revaluation of civil works	(1,234,538)	(1,234,429)
Accumulated depreciation	359,806	381,298
Technical revaluation of machinery and equipment	(434,277)	(432,334)
Accumulated depreciation	354,972	367,552
Total net fixed assets	588,195,039	579,980,708

Depreciation for the period

For the nine-month periods ended September 30, 2004 and 2005, the charge to the income statement for depreciation is as follows:

	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Charged to:		
Cost of sales	22,003,858	22,183,343
Administrative and selling expenses	2,027,453	2,344,332
Total	24,031,311	24,527,675

The subsidiary Aguas Andinas S.A. has seventy-five plots of land recorded on its books. These were transferred free of charge by the Chilean State and are booked at a value of Ch$1 each. There are also fixed assets with an expired accounting useful life. For this reason, they have a net value of Ch$1 even though they are still in operation. Furthermore, there are amounts which are contributions from third parties and these are governed under Decree Law No. 70 of 1988 of the Ministry of Public Works and by the provisions of Article No. 36 of D.S. MINECON Regulation No. 453 of 1989. These are explained in Note 33.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

In 1989 and in accordance with Transitory Clause No. 3 of Decree Law 382 of 1988, the General Law on Sanitation Services, the subsidiary Aguas Cordillera S.A. removed from its accounts all assets financed by third parties and all Chilean State assets. As a result of the application of this regulation, the Company maintains physical control over those assets; however, the calculations of price-level restatement and depreciation of these assets do not affect its financial statements in any way.

Assets acquired under a 48-month capital lease from Telectronic S.A. are shown in other fixed assets at ThCh$15,930.

10. GOODWILL

As at September 30, 2004 and 2005, the balances of goodwill, representing the difference between the acquisition value and the equity book value of the acquired company, are as follows:

Goodwill

		9-30-2004		9-30-2005	
Tax I.D. No.	Company	Amortization for the nine-month period	Balance Goodwill	Amortization for the nine-month period	Balance Goodwill
		(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
61.808.000-5	Aguas Andinas S.A.	15,939,951	318,799,015	15,940,406	297,554,252
80.311.300-9	Aguas Cordillera S.A.	2,784,212	58,777,787	2,784,290	55,067,079
96.809.310-K	Comercial Orbi II S.A.	157,807	3,469,296	157,812	3,258,981
Total		18,881,970	381,046,098	18,882,508	355,880,312

NEGATIVE GOODWILL

		9-30-2004		9-30-2005	
Tax I.D. No.	Company	Amortization for the nine-month period	Balance Negative Goodwill	Amortization for the nine-month period	Balance Negative Goodwill
		(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
87.538.200-4	Hidraulica Manquehue Ltda.	50	1,149	50	1,083
Total		50	1,149	50	1,083

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

11. INTANGIBLE ASSETS

The balances as at September 30, 2004 and 2005 of the restated costs of intangible assets (Note 2 n) are:

	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Water rights	19,090,391	19,785,665
Leased water rights[1]	522,621	522,621
Rights of way	14,722,510	14,810,890
Other rights[2]	6,666,091	6,666,281
Subtotal	41,001,613	41,785,457
Accumulated amortization water rights	(2,745,668)	(3,237,877)
Accumulated amortization leasing[1]	(7,784)	(21,127)
Accumulated amortization rights of way	(1,919,904)	(2,289,045)
Amortization other rights[2]	(372,492)	(541,635)
Subtotal	(5,045,848)	(6,089,684)
Net total intangible assets	35,955,765	35,695,773

Amortization for the nine-month period:	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Water rights	368,104	367,437
Other rights	124,990	127,701
Rights of way	275,420	277,013
Leased water rights	9,971	10,007
Total amortization	778,485	782,158

(1) *The rights to the use of water acquired under the leasing contract signed on March 14, 2003 for a period of 48 months were registered as Intangible Assets.*

(2) *The other rights correspond to the purchase of rights to drinking water consumption from the Municipality of Santiago, which are being amortized over 40 years.*

The subsidiary Aguas Andinas S.A. has water rights to various natural sources, including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón, which were acquired gratuitously and have no value on the books.

Furthermore, the production of water supply from various wells located in the Metropolitan Region for which Aguas Andinas S.A. and its subsidiaries have the water rights concessions were granted to it gratuitously by the Water Department of the Ministry of Public Works and, therefore, have zero values on the books.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

12. OTHER ASSETS

The detail of these is as follows:

	As of September 30, 2004	2005
	(unaudited) ThCh$	(unaudited) ThCh$
Discount on placement of bonds and costs of issue	10,639,903	8,684,146
Advances on purchase of fixed and intangible assets	814,333	829,953
Prepaid expenses	533,898	467,603
Reimbursable financial contributions	343,276	317,366
Others	238,808	218,696
Total	12,570,218	10,517,764

13. SHORT-TERM BORROWINGS FROM BANKS AND FINANCIAL INSTITUTIONS

Included in this section are the loans that mature during the next twelve months and the accrued interest on bank borrowings classified as short term:

Tax I.D. No.	Bank or Financial Institution	Indexed (UF) 2004	Indexed (UF) 2005	Non Indexed Ch$ 2004	Non Indexed Ch$ 2005	TOTAL 2004	TOTAL 2005
		(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
Short-term							
97.036.000-K	Banco Santander—Santiago	—	—	—	7,547,666	—	7,547,666
97.004.000-5	Banco de Chile	—	10,011,478	—	5,500,000	—	15,511,478
Others		—	—	—	—	—	—
	TOTAL	—	10,011,478	—	13,047,666	—	23,059,144
	Principal outstanding	—	10,010,421	—	13,047,666	—	23,058,087
Average annual interest rate			5.85%		4.11%		
Long-term							
97.006.000-6	Banco Crédito Inversiones	411,418	411,476	—	—	411,418	411,476
97.004.000-5	Banco de Chile	—	—	126,787	1,167,577	126,787	1,167,577
97.036.000-k	Banco Santander—Santiago	—	—	216,330	382,920	216,330	382,920
97.032.000-8	Banco BBVA	—	—	388,641	694,782	388,641	694,782
	TOTAL	411,418	411,476	731,758	2,245,279	1,143,176	2,656,755
	Principal outstanding	408,578	408,833	—	950,000	408,578	1,358,833
Average annual interest rate		1.36%	2.53%	3.31%	5.99%		

Percentage of bank borrowings in local currency: 100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

14. LONG-TERM BORROWINGS FROM BANKS AND FINANCIAL INSTITUTIONS

Included in this section are the bank borrowings classified as long term.

			Years to Maturity				Close of current period		Close of previous period
Tax I.D. No.	Bank or Financial Institution	Denominated in	1 to 2 years	2 to 3 years	3 to 5 years	5 to 10 years	Total long-term as at close of financial statements	Average annual interest rate	Total long-term as at close of financial statements
			(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
97.006.000-6	Banco Crédito Inversiones	Indexed (UF)	—	—	—	—	—	—	408,577
97.004.000-5	Banco de Chile	Non indexed Ch$	1,900,000	1,900,000	3,800,000	2,850,000	10,450,000	6.08%	11,742,000
97.036.000-K	Banco Santander—Santiago	Non indexed Ch$	2,040,000	4,080,000	8,160,000	6,120,000	20,400,000	5.98%	21,012,000
97.032.000-8	Banco BBVA	Non indexed Ch$	8,066,667	8,066,667	16,133,333	4,033,333	36,300,000	5.94%	37,389,000
	TOTAL		12,006,667	14,046,667	28,093,333	13,003,333	67,150,000	—	70,551,577

Percentage of bank borrowings in local currency: 100%

15. BONDS PAYABLE

Included in this section are the balances of bonds issued by the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A., on the domestic market.

Aguas Andinas S.A.

Included are the balances of bonds issued by the Company in September 2001, December 2002 and May 2003 on the domestic market.

In September 2001, two series of bonds were issued: Series A for U.F.1.2 million repayable in the fifth year following their issue, which were repaid in September 2005, and Series B for U.F.1.8 million using a 21-year term with repayments commencing in 2008.

On October 10, 2002, the Superintendency of Securities and Insurance certified the registration of bonds for up to U.F.10 million. Of this amount, Series C bonds were issued with a nominal value of U.F.4.2 million and Series D with a nominal value of U.F.5.8 million.

In December 2002, Series C bonds for U.F.4.0 million were placed, with semi-annual repayments starting in June 2005 extending through December 2010.

On May 7, 2003, the Company placed Series D bonds on the domestic market and these were fully subscribed. This series has semi-annual repayments starting on June 1, 2005.

The respective accrued interest is shown in current liabilities.

Aguas Cordillera S.A.

Included here are the balances of bonds issued by the Company on the domestic market.

The short-term portion shows all the outstanding debt corresponding to the Series D bonds, pursuant to the board agreement to redeem all the bonds of that series in advance effective from October 1, 2005.

The respective interest accrued on these bonds as at the close of the period are shown in Bonds payable in current liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

The Bond issues made by the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A. carry the right to a general lien over the assets of Aguas Andinas S.A.

The summary of these bond issues as of the close of each nine-month period ended September 30 is as follows:

Registration Number of instrument	Series	Nominal amount outstanding	Indexation unit	Interest rate	Final maturity	Payment dates of Interest	Payment dates of Principal	Par value 2004	Par value 2005	Placed in Chile or abroad
		(unaudited)	(unaudited)	(unaudited) %	(unaudited)	(unaudited)	(unaudited)	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited)
Long-term bonds - short-term portion										
266	BEMOS A1	—	UF	6.00%	09.01.2005	Semi-annual	at maturity	32,716	—	Locally
266	BEMOS A2	—	UF	6.00%	09.01.2005	Semi-annual	at maturity	71,975	—	Locally
266	BEMOS B1	—	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	63,577	63,616	Locally
266	BEMOS B2	—	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	99,906	99,968	Locally
305	BAGUA C1	166,667	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	1,723,777	3,180,619	Locally
305	BAGUA C2	500,000	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	5,171,326	9,541,849	Locally
305	BAGUA D1	344,827	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	3,549,309	6,563,449	Locally
305	BAGUA D2	655,172	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	6,743,693	12,470,564	Locally
141	SERIES A	11,109	UF	7.00%	10.01.2005	Semi-annual	Semi-annual	393,640	203,605	Locally
154	SERIES B	6,009	UF	7.00%	07.01.2006	Semi-annual	Semi-annual	102,970	108,288	Locally
163	SERIES C	21,415	UF	6.00%	01.01.2006	Semi-annual	Semi-annual	742,357	385,021	Locally
167	SERIES D	98,511	UF	6.00%	04.01.2007	01.10.05	01.10.05	873,995	1,796,970	Locally
187	SERIES E	60,000	UF	6.50%	01.01.2009	Annual	Semi-annual	524,556	1,309,218	Locally
Total short-term portion								20,093,797	35,723,167	
Long term bonds										
266	BEMOS A1	—	UF	6.00%	09.01.2005	Semi-annual	at maturity	6,639,939	—	Locally
266	BEMOS A2	—	UF	6.00%	09.01.2005	Semi-annual	at maturity	14,607,865	—	Locally
266	BEMOS B1	700,000	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	12,394,553	12,402,292	Locally
266	BEMOS B2	1,100,000	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	19,477,154	19,489,316	Locally
305	BAGUA C1	750,000	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	16,230,960	13,288,166	Locally
305	BAGUA C2	2,250,000	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	48,692,884	39,864,509	Locally
305	BAGUA D1	1,482,759	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	32,360,165	26,270,876	Locally
305	BAGUA D2	2,817,241	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	61,484,306	49,914,642	Locally
141	SERIES A	—	UF	7.00%	10.01.2005	Semi-annual	Semi-annual	196,698	—	Locally
154	SERIES B	—	UF	7.00%	07.01.2006	Semi-annual	Semi-annual	106,391	—	Locally
163	SERIES C	—	UF	6.00%	01.01.2006	Semi-annual	Semi-annual	379,177	—	Locally
167	SERIES D	—	UF	6.00%	04.01.2007	01.10.05	01.10.05	1,744,282	—	Locally
187	SERIES E	225,000	UF	6.50%	01.01.2009	Annual	Annual	5,046,353	3,986,440	Locally
Total long-term bonds								219,360,727	165,216,241	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

16. ACCRUALS AND WRITE-OFFS

The detail of accruals as at September 30, 2004 and 2005 is as follows:

	Current Liabilities		Long-term Liabilities	
	2004	2005	2004	2005
	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
Services	10,902,797	8,356,906	—	—
Bonuses[1] and profit sharing	2,233,211	2,306,046	—	—
Severance indemnities (Note 17)	849,751	890,587	8,144,359	7,916,243
Accrued vacations	1,221,812	1,361,812	—	—
Pending litigation	898,878	1,011,362	—	—
Other staff benefits	69,754	29,089	—	—
Intangible assets and others	220,340	213,922	—	—
Projects aborted	167,248	162,377	—	—
Others	57,995	55,761	58,105	50,740
Total	16,621,786	14,387,862	8,202,464	7,966,983

(1) *For the subsidiary Aguas Andinas S.A., these are shown net of advances made during the periods ended September 30, 2004 and 2005 for ThCh$160,639 and ThCh$149,833, respectively.*

The amounts for write-offs are shown in Note 4 (Short and long-term receivables).

17. SEVERANCE INDEMNITIES

For the nine-month periods ended September 30, 2004 and 2005, the movements in the accruals for severance indemnities (including the short-term portion) are as follows:

	2004	2005
	(unaudited) ThCh$	(unaudited) ThCh$
Opening balance	9,410,991	8,819,531
Increase in accrual	119,235	1,501,643
Payments in the year	(751,081)	(1,767,863)
Price-level restatement	214,965	253,519
Total	8,994,110	8,806,830

The severance indemnity has been calculated in accordance with the explanation in Note 2 t).

The charge to income for severance indemnities for the nine-month periods ended September 30, 2004 and 2005 amounts to ThCh$710,021 and ThCh$1,682,608, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

18. MINORITY INTEREST

The Minority Interest is as follows:

	Percentage of minority interest as of September 30,		Minority interest in shareholders' equity as of September 30,		Minority interest in net income for the nine-month periods ending September 30,	
	2004	2005	2004	2005	2004	2005
Name	(unaudited) %	(unaudited) %	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
Aguas Andinas S.A.	48.7980	48.7980	180,767,420	173,831,609	(22,515,339)	(26,150,479)
Aguas Industriales del Norte S.A.	40.0000	0.0000	335	—	367	13
Aguas Los Dominicos S.A.	0.0504	0.0504	3,104	3,319	(224)	(232)
Aguas Cordillera S.A.	0.0001	0.0001	4	5	(1)	(1)
Total			180,770,863	173,834,933	(22,515,197)	(26,150,699)

19. MOVEMENT IN EQUITY ACCOUNTS

The movement in the equity accounts of the Company during the nine-month periods of 2004 and 2005 is as follows:

In accordance with the deed modifying the equity dated September 30, 2005, the following was agreed upon:

Profits distribution—To distribute retained earnings of ThCh$28,586,355 in cash according to the proportionate shareholdings, and simultaneously to both partners (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.).

In accordance with the deed modifying capital dated June 14, 2005, the following was agreed upon:

Increase in capital—Increase the capital of the Company by ThCh$19,151,583 by capitalizing the corresponding price-level restatement.

Reduction in capital—Reduce the Company's capital by ThCh$24,558,390. Once made, the capital will be equal to ThCh$468,751,177. The amount of the reduction was distributed equally in cash simultaneously between the two partners (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.).

The board meeting held on August 29, 2005 agreed to the following:

To distribute interim dividends of ThCh$10,965,000 against the net income of 2005. This was paid simultaneously in cash, in the percentages of their shareholdings, to both shareholders (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

The changes in the equity of the Company during the nine-month periods ended September 30, 2004 and 2005 are the following:

	9/30/2004				9/30/2005				
	Paid-in capital	Price-level restatement	Retained earnings	Net income for the period	Paid-in capital	Price-level restatement	Retained earnings	Interim dividends	Net income for the period
	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
Opening balance	474,157,984	7,119,651	8,032,626	9,382,187	474,157,984	19,151,583	17,850,183		10,736,172
Distribution of previous year's result	—	—	9,382,187	(9,382,187)	—	—	10,736,172		(10,736,172)
Final dividend prev. year		—					(28,586,355)		
Capitalization retained earnings and/or profits	—	—	—	—	19,151,583	(19,151,583)	—		—
Capital reduction	—	—	—	—	(24,558,390)	—	—		—
Price-level restatement	—	9,144,266	330,882		—	11,520,171	314,450	(32,896)	
Net income for period	—	—	—	7,032,092	—	—	—		11,436,132
Interim dividends								(10,965,000)	
Closing balance	474,157,984	16,263,917	17,745,695	7,032,092	468,751,177	11,520,171	314,450	(10,997,896)	11,436,132
Restated balances	488,382,724	16,751,834	18,278,065	7,243,055					

Series	No. of Shares Subscribed	No. of Shares Paid	No. of Shares with Voting Rights
	(unaudited)	(unaudited)	(unaudited)
UNICA	1,000,000,000	1,000,000,000	1,000,000,000

Series	Capital Subscribed	Capital Paid
UNICA	468,751,177	468,751,177

20. OTHER NON-OPERATING INCOME AND EXPENSES

The details of other non-operating income and expenses for the nine-month periods ended September 30, 2004 and 2005 are as follows:

	2004	2005
	(unaudited) ThCh$	(unaudited) ThCh$
Other non-operating income		
Income from agreements and others[1]	1,777,086	621,577
Services to third parties[2]	1,406,947	1,181,344
Sale of fixed assets[4]	830,762	1,566,193
Fines to suppliers and contractors[3]	506,435	1,019,790
Services to customers	144,596	213,224
Real estate rental	182,944	185,908
Insurance claim	48,329	5,233
Recognition of overdue obligations	—	19,602
Reimbursement of social security contributions	32,973	7,621
Others	100,679	125,948
Total other income	5,030,751	4,946,440

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Other non-operating expenses		
Donations	64,685	45,487
Legal costs	—	5,174
Projects aborted	98,494	29,259
Asset write-off	34,632	1,212
Fines	5,433	2,499
Asset obsolescence	139,579	—
Materials write-off	—	4,253
Materials sale	—	21,612
Others	9,820	20,486
Total other expenses	352,643	129,982

(1) *Mainly relate to agreements signed with real-estate developers under which Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Manquehue S.A. are obligated to add certain areas to their concession zones and to provide the public sanitation services there indefinitely.*

(2) *Services for third parties relates to those services associated with the business, mainly engineering services.*

(3) *Includes a transaction with Degremont for discrepancies in the application and interpretation of the La Farfana treatment plant construction contract.*

(4) *Includes land expropriations.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

21. PRICE-LEVEL RESTATEMENT

The details of price-level restatement, calculated as stated in Note 2 e), are the following:

	Indexation Unit	9/30/2004	9/30/2005
	(unaudited)	(unaudited) ThCh$	(unaudited) ThCh$
Assets (charges) / credits			
Inventories	CPI	64,925	58,388
Fixed assets	CPI	11,090,648	13,699,183
Positive goodwill	CPI	7,704,196	9,186,238
Intangible assets	CPI	740,524	856,758
Other monetary assets	CPI	275,503	941,709
Other monetary assets	UF	42,436	110,291
Other non-monetary assets	CPI	89,340	(15,828)
Other non-monetary assets	UF	89,608	62,508
Expense and cost accounts	CPI	1,016,416	1,295,979
Total credits		21,113,596	26,195,226
Liabilities (charges) / credits			
Shareholders' equity	CPI	(9,759,402)	(11,801,726)
Minority interest	CPI	(2,930,701)	(3,584,648)
Bonds payable	UF	(3,722,310)	(4,975,844)
Notes payable	UF	(271,796)	(215,816)
Borrowings from banks	UF	(14,613)	(33,876)
Monetary liabilities	UF	(183,857)	(406,004)
Monetary liabilities	CPI	(219,661)	(324,221)
Non-monetary liabilities	CPI	(74,054)	(77,189)
Accounts payable	CPI	(21,221)	—
Non-monetary liabilities	UF	(114,870)	(180,541)
Income accounts	CPI	(2,400,712)	(3,173,709)
Total charges		(19,713,197)	(24,773,574)
Gain (loss) from price-level restatement		1,400,399	1,421,652

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

22. EXCHANGE DIFFERENCES

The exchange differences during the nine-month periods ended September 30, 2004 and 2005 were as follows:

	Currency	2004	2005
	(unaudited)	(unaudited) ThCh$	(unaudited) ThCh$
Assets (charges) / credits			
Cash and banks	US Dollar	(938)	(19,919)
Financial investments	US Dollar	(489)	—
Other assets	US Dollar	(84)	(1,274)
Other assets	Euro	(2)	(380)
Inventories	US Dollar	(288)	424
Inventories	Euro	(893)	—
Cash and banks	Euro	—	32
Total charges		(2,694)	(21,117)
Liabilities (charges) / credits			
Accounts payable	US Dollar	721	7,611
Accounts payable	Euro	(1,342)	(4,814)
Sundry creditors	US Dollar	—	—
Other liabilities	US Dollar	(303)	222
Other liabilities	Euro	1,548	2,630
Total credits		624	5,649
Gain (loss) from exchange difference		(2,070)	(15,468)

23. SHARE AND BOND ISSUE AND PLACEMENT COSTS

During the months of September 2001, December 2002 and May 2003, the subsidiary, Aguas Andinas S.A. issued and placed bonds on the domestic market. In accordance with Circular 1,370 of the Superintendency of Securities and Insurance, the related costs that correspond to payments to the credit-rating agencies, stamp tax and other general expenses were deferred. These expenses are recorded in Other Assets and are broken down as follows:

	Gross capitalized expenses		
Bonds	2004	2005	Amortization period
	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) Years
Series A	350,396	—	5
Series B	525,594	525,609	21
Series C	1,243,722	1,243,757	8
Series D	2,570,200	2,570,273	6
Total	4,689,912	4,339,639	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

24. STATEMENT OF CASH FLOWS

In the statement of cash flows, cash equivalents consist of financial investments, including time deposits, marketable securities and purchase/sale agreements with terms of less than 90 days from their investment dates. The details of the balance of cash and cash equivalents are as follows:

	As of September 30, 2004	As of September 30, 2005
	(Unaudited) ThCh$	(Unaudited) ThCh$
Cash and banks	628,384	191,041
Time deposits	19,390,089	—
Marketable securities (fixed-income mutual funds)	1,789,988	1,243,357
Other current assets (purchases under resale agreements)	7,427,818	4,358,583
Balance of cash and cash equivalents	29,236,279	5,792,981

Other financing:

These represent exclusively the collection of Reimbursable Financing Contributions from clients, according to current legislation (Decree Law N° 70 of 1988).

Other financing disbursements:

These comprise:

* Payments on promissory notes issued against Reimbursable Financing Contributions for terms of over 10 years.
* Dividend payments made by Aguas Andinas S.A. to its minority shareholders.

Investment activities that commit future cash flows for the subsidiaries relate to work in progress which as at September 30, 2004 and 2005 amounted to commitments of ThCh$14,569,949 and ThCh$15,106,764, respectively.

25. DERIVATIVE CONTRACTS

As of September 30, 2005, the Company maintains derivative contracts with financial institutions for the purpose of covering exchange rate risks according to the following details. These have been valued in accordance with the criteria described in Note 2 s).

	Description of the contracts					Entry or transaction protected			Accounts affected			
									Assets/Liabs.		Effect on results	
Type of derivative	Type of contract	Amount of contract	Term or maturity	Specific item	Position purch./sale	Name	Amount	Value of protected item	Name	Amount (Unaudited)	Carried out (Unaudited)	Not carried out (Unaudited)
Forward	CCPE	313,872	IV_2005	Exchange Rate	P	Accounts Payable Rel. Co's.	312,269	312,269	Oblig. on Forwards	313,872	-1,603	0
Forward	CCPE	152,439	IV_2005	Exchange Rate	P	Accounts Payable Rel. Co's.	150,834	150,834	Oblig. on Forwards	152,439	-1,606	0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

26. CONTINGENCIES AND RESTRICTIONS

a. Direct guarantees

Performance bonds have been issued in favor of the Superintendency of Sanitation Services to guarantee the provision of services and development programs in the Company's concession areas and to other institutions for ThCh$9,797,211 and ThCh$12,988,654 as of September 30, 2004 and 2005, respectively.

b. Lawsuits pending

The details of the principal lawsuits of the consolidated affiliates are as follows:

➤ Court: 15th Civil Court of Santiago; Case file: 1337-1996

Aguas Andinas S.A. was sued by a private individual for not having been able to exploit mining deposits on land that was expropriated by the Treasury for the construction of the El Yeso reservoir. At the time of the expropriation, Aguas Andinas S.A. was not the owner of the reservoir as this was transferred to it in 1990. The amount is not determined. Judgment in the first instance ordered the Treasury to indemnify the plaintiff and the demand against Aguas Andinas S.A. was dismissed. The Treasury has appealed against the decision.

On the basis of this information, it is most improbable that a judgment in the second instance would order Aguas Andinas S.A. to pay any sum at all.

➤ Court: 11th Civil Court of Santiago; Case file: 5716-1999

Aguas Andinas S.A. was sued severally by a gas company for damages to a pipeline made by a construction company. Aguas Andinas S.A. alleges that it has no responsibility in this incident as it has no relationship whatsoever with the cause of the damage and the works are not owned by it nor are they its responsibility. The amount payable in the event of an unfavorable result would be ThCh$85,816, plus indexation and interest. Sentence has been passed at the first instance rejecting the suit against Aguas Andinas S.A. accepting only a part of the suit against the construction company for a far lower figure. The gas company has appealed and asked that the suit be entirely accepted, also against Aguas Andinas S.A.

➤ Court: 4th Civil Court of Santiago; Case file: 2235-2001

A company sued Aguas Andinas S.A. alleging that it had occupied its property without authorization for the construction of the El Trebal Treatment Plant. Aguas Andinas S.A. alleges that it obtained the rights of way from third parties. The amount of the demand is not determined as no indemnity has been sought, only the return of the land. Judgment in favor of Aguas Andinas S.A. was given in the first instance, rejecting the suit and with costs. The plaintiff has appealed against the judgment.

➤ Court: 29th Civil Court of Santiago; Case file: 1400-2001

An individual sued Aguas Andinas S.A. alleging having suffered enormous damage on the sale of 8.1 hectares of land for the construction of part of the El Trebal Plant. Aguas Andinas S.A. claims to have paid a fair price. The amount sought is approximately ThCh$120,000.

Judgment in the first instance rejected the suit. The plaintiff has appealed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

➤ Court: 14th Civil Court of Santiago; Case File No.: 169-2003

A company sued Aguas Andinas S.A. seeking the absolute nullity of Sociedad Gestión y Servicios S.A. in which Aguas Andinas S.A. has a 1% shareholding.

Final sentence was given on March 2, 2005 denying the suit and condemning the plaintiff to pay the costs. The plaintiff has appealed.

➤ Court: 11th Civil Court of Santiago; Case File No.: 3541-2004

Aguas Andinas S.A. was sued for the payment of an indemnity for extra-contractual liability for environmental damage, an offense against Law No. 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to its neighbors, in addition to enormous financial damage as a result of the drop in the value of plaintiffs' properties. Amount involved: U.F. 506,594. Current status: First instance – discussion period. Exceptions were presented in order to correct irregularities in the suit and in the procedure that led to the damages under Law 19,300. There is a high possibility of success in this case as the suit lacks a solid foundation. In any case, the result will depend on the proof of damages submitted. The process has not yet commenced.

➤ Court: 19th Civil Court of Santiago; Case File No.: 2632-2004

A private individual is requesting the reversal of the sale of some water rights to Aguas Andinas S.A. through a third party, sustaining that such sale violated his rights. He is demanding the restitution of the water rights that were acquired for U.F. 5,525. The evidence stage is pending. According to information at hand, this suit will not be successful.

➤ 11th Civil Court of Santiago; Case File No.13.214—2004

Aguas Andinas S.A. was sued for damages and extra-contractual liability for environmental damage, an offense under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to enormous financial damage as a result of the drop in the value of plaintiffs' properties. Amount involved: U.F. 410,759 plus indexation and interest. Current status: First instance—discussion period. Exceptions were presented in order to correct irregularities in the suit is under Law 19,300. There is a moderate possibility of success; the result will depend on the proof of damages submitted. The court process has not yet commenced.

➤ 18th Civil Court of Santiago; Case File No. 322-2005

Aguas Andinas S.A. was sued for technical faults and defects at the La Farfana Sewage Plant, causing bad odors that have affected the physical and psychological health of the neighbors.

Amount demanded: ThCh$3,890,000 plus indexation and interest.

It is believed that it is improbable that damage can be shown affecting or putting at risk the psychological or physical health of the plaintiffs from the bad odors. Even so, the success of the demand will depend on the evidence and whether such odors are considered as moral damage.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

➤ Tribunal: 1° Juzgado Laboral de Santiago; Causa Rol: 5245-2005

Aguas Andinas S.A. was sued by 13 former employees in an ordinary labor suit concerning their cause of severance based on "needs of the company", on May 20, 2005. They are seeking the payment of an additional 50% over their respective indemnities for years of service. The amount of the suit is approximately ThCh$156,640. Present status: the suit was answered and the result will depend on the evidence regarding the cause of severance. The judgment stage has not yet begun.

➤ Court: 11th Civil Court of Santiago; Case file: 4693-99

This is a lawsuit for alleged damages initiated by 79 neighbors of the municipality of Lo Barnechea due to supply problems that occurred in October and November 1996. The indemnity sought is for ThCh$728,626 for material damages. The Court of Appeals has accepted the appeal by Aguas Cordillera S.A. and the plaintiffs have presented a new suit. The judgment period is ending. Aguas Cordillera S.A. has good possibilities of winning the case.

➤ Court: 8th Civil Court of Santiago; Case file: 1158-2002

This is a lawsuit for moral damages deriving from the dismissal without proven cause of an ex-worker of Aguas Cordillera S.A. This was declared unjustified by the Supreme Court. The indemnity sought is for ThCh$140,000.

Current status: Sentence in favor of Aguas Cordillera S.A.

The plaintiff has submitted an appeal. It is probable that the court will confirm the judgment of the first instance.

The consolidated affiliates are party to other lawsuits of lesser amounts on which there are good probabilities of favorable outcomes.

Management, along with its legal advisors, does not believe that the outcome of all claims and lawsuits will have a material adverse effect on the Company's financial position or results of operations. However, Management has accrued provisions for certain contingencies, which are disclosed in Note 16.

c. Bond issue covenants

The Company Aguas Andinas S.A. has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1. Send to the representative of the Bond Holders a copy of the Company's quarterly and audited annual unconsolidated and consolidated financial statements and of the subsidiaries registered with the Superintendency of Securities and Insurance within the same time limits set by the Superintendency of Securities and Insurance together with all the public information reported to that Superintendency.

2. Record in its books any provisions for adverse contingencies that may arise and which, in management's opinion, should be reflected in the financial statements except the cases involving contributions or transfers of essential assets to Subsidiaries.

3. Maintain insurance coverage that reasonably protects its assets, including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

4. The Company promises to monitor that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

5. Maintain a debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the debt-to-equity ratio.

6. The Company may not sell, assign or transfer essential assets (public-utility concessions granted by the Superintendency of Sanitation Services for Greater Santiago), except for contributions or transfers of essential assets to subsidiary companies.

Aguas Andinas S.A. has the following obligations and restrictions contained in loan agreements with several local banks:

1. A debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the debt to equity ratio.

2. Prohibition on the disposal or loss of title over essential assets except for contributions or transfers of essential assets to subsidiaries.

3. Send to the different banks with which Aguas Andinas S.A. has credit facilities, a copy of the Company's quarterly and audited annual unconsolidated and consolidated financial statements within a maximum term of five days from the time they were sent to the Superintendency of Securities and Insurance.

4. Record in its books any provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in the financial statements of the Company.

5. Maintain insurance coverage that reasonably protects its assets, including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

6. Send a Certificate issued by the General Manager of the Company confirming compliance with the obligations assumed in the loan agreement.

7. Prohibition on the payment of dividends if there is a case of past dues or delays in the payment of some loan installment, except for the obligatory minimum dividend.

8. Maintain a financial expense coverage ratio of at least 3:1 calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio between operating income plus depreciation and amortization of intangible assets for the year, divided by financial expenses.

9. Prohibition on the liquidation or dissolution of the Company, its operations or the business in which it engages; or to participate in any action or contract with the purpose of creating a merger or a consolidation, except in the case of a merger with its current subsidiaries.

10. The Company promises to monitor that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Aguas Cordillera S.A. has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1. Send to the representative of the Bond Holders a copy of any material information required by the Superintendency of Securities and Insurance.
2. Notify the representative of the Bond Holders of the announcements of all Ordinary and Extraordinary General Meetings of Shareholders.
3. Refrain from investing in instruments issued by related parties and from entering into any other operations with them outside the normal course of business, in conditions detrimental to the issuer.
4. Notify the representative of the Bond Holders of any reduction by over 5% in its participation in the equity of its subsidiaries and any other reduction that would mean losing its control of the company.
5. Maintain a debt ratio, defined as the ratio between short and long-term liabilities and shareholders' equity not greater than 1.5:1. In the case of consolidated financial statements, minority interest shall be considered as shareholders' equity. The debt ratio will be measured and calculated quarterly on the unconsolidated and consolidated financial statements presented in the form and on the dates required by the Superintendency of Securities and Insurance.
6. Maintain any assets that could be offered as security free from all liens for at least 1.2 times the unsecured short-term debt.
7. Maintain insurance coverage to provide reasonable protection over the issuer's assets.
8. Record in its books any provisions for adverse contingencies that may arise and which, in the opinion of management, should be reflected in the financial statements of the issuer.
9. Send to the representative of the Bond Holders a letter signed by an empowered representative of the Company confirming that the ratios mentioned are being met.
10. Make use of the funds in accordance with the stipulations contained in Letter M of Clause 6 of the bond issue indenture.
11. Refrain from selling, ceding or transferring operating assets that could significantly reduce the productive capacity of the Company, unless they are transferred to subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Direct Guarantees

Beneficiary of Guarantee	Debtor Name	Type of Guarantee	Balances pending payment at the close of the Financial Statements 2004	2005
			(Unaudited) ThCh$	(Unaudited) ThCh$
SISS	AGUAS ANDINAS S.A.	Insurance policy	7,138,412	7,723,821
EMPRESA FERROCARRILES	AGUAS ANDINAS S.A.	Performance bond	2,337	2,339
ENERSIS S.A.	AGUAS ANDINAS S.A.	Performance bond	8,853	8,859
MUNICIPALIDAD DE PROVIDENCIA	AGUAS ANDINAS S.A.	Performance bond	16,414	19,968
MUNICIPALIDAD DE LAS CONDES	AGUAS ANDINAS S.A	Performance bond	1,030	1,000
MUNICIPALIDAD DE SANTIAGO	AGUAS ANDINAS S.A.	Performance bond	16,460	16,470
MUNICIPALIDAD DE PEÑAFLOR	AGUAS ANDINAS S.A.	Performance bond	112	—
SERVIU METROPOLITANO	AGUAS ANDINAS S.A.	Performance bond	—	1,213,810
DIRECCIONA REGIONAL VIALIDAD	AGUAS ANDINAS S.A.	Performance bond	5,150	3,394
MUNICIPALIDAD DE VITACURA	AGUAS CORDILLERA S.A.	Performance bond	35,413	35,435
MUNICIPALIDAD DE LO BARNECHEA	AGUAS CORDILLERA S.A.	Performance bond	4,427	6,429
ENERSIS S.A.	AGUAS CORDILLERA S.A.	Performance bond	1,063	1,063
SISS	AGUAS CORDILLERA S.A.	Performance bond	871,345	1,656,367
SISS	AGUAS CORDILLERA S.A.	Insurance policy	598,211	643,658
SISS	AGUAS LOS DOMINICOS S.A.	Performance bond	249,713	249,869
ESSAT S.A.	ANALISIS AMBIENTALES S.A.	Performance bond	—	1,000
CONSTRUCTORA NORTE SUR S.A.	AGUAS ANDINAS S.A.	Performance bond	—	435,196
MUNICIPALIDAD DE LAS CONDES	AGUAS CORDILLERA S.A.	Performance bond	3,605	1,500
SISS	AGUAS MANQUEHUE S.A.	Performance bond	370,084	366,771
SISS	AGUAS MANQUEHUE S.A.	Insurance policy	467,983	468,275
CONAMA	ANALISIS AMBIENTALES S.A.	Performance bond	—	5,000
DIRECCION OBRAS HIDRAULICAS	AGUAS ANDINAS S.A.	Performance bond	—	1,768
SERVIU METROPOLITANO	AGUAS CORDILLERA S.A.	Performance bond	—	59,282
DIRECCION NACIONAL DE OBRAS	AGUAS ANDINAS S.A.	Performance bond	—	8,306
NECSO SACYR S.A.	GESTION Y SERVICIO S.A.	Performance bond	6,599	—
CONAMA	ANALISIS AMBIENTALES S.A.	Performance bond	—	5,361
CONAMA	ANALISIS AMBIENTALES S.A.	Performance bond	—	53,613
TESORERO MUNICIPAL DE MAIPU	ANALISIS AMBIENTALES S.A.	Performance bond	—	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

27. GUARANTEES RECEIVED FROM THIRD PARTIES

Aguas Andinas S.A.:

As at September 30, 2004 and 2005, the Company had received documents in guarantee for ThCh$17,758,765 and ThCh$19,080,258, respectively, arising principally from works contracts with construction companies to guarantee full compliance with contracts. There are also other guarantees to ensure the compliance of service and materials supply contracts for prompt provision or delivery.

The following is a detail of the more significant guarantees received as at September 30, 2005:

Contractor or Supplier	Amount (Unaudited) ThCh$	Maturity Date (Unaudited)
Constructora Pérez y Gómez Ltda.	79,729	08-31-2006
Acsa Agbar Construcción S.A.	81,589	11-01-2005
Marcelino Carrasco Bahamondes y Cía.	88,588	05-03-2007
Análisis Ambientales S.A.	92,131	10-01-2005
Constructora Belfi-Brotes Ltda.	106,305	10-31-2005
Ing. y Const. Vial y Vives Ltda.	114,727	06-30-2006
Constructora CBA Ltda.	116,936	12-31-2006
Gtech Corporation Chile	120,479	11-02-2005
Inmobiliaria La Capilla 4 Ltda.	124,023	12-12-2005
Cía. Americana de Multiservicios S.A.	177,176	05-03-2007
Chilectra S.A.	177,176	08-01-2006
Constructora Vespucio Norte S.A.	212,610	06-30-2006
Constructora Norte Sur S.A.	213,125	08-30-2006
Claro, Vicuña Valenzuela S.A.	250,417	06-30-2006
KDM S.A.	265,763	01-10-2006
Inmobiliaria La Capilla 4 Ltda.	265,763	03-13-2006
Jara Gumucio S.A.	285,253	07-20-2006
Cía. De Petróleo de Chile S.A.	297,918	03-22-2006
Constructora Con-Pax S.A.	309,526	09-08-2006
Sacyr Chile S.A.	316,418	01-23-2006
Necso entrecanales C. Chile S.A.	316,418	01-23-2006
Cadagua S.A.	1,141,596	02-11-2007
Degrémont S.A. Agencia en Chile	6,924,925	11-15-2005
Total	12,078,591	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Aguas Cordillera S.A.:

As at September 30, 2004 and 2005, the Company had received performance bonds for ThCh$712,301 and ThCh$1,316,084, respectively, from contractors and third parties in support of obligations under contracts for the construction of works, provision of services and others.

The following is a detail of the more significant bank guarantees held as at September 30, 2005:

Contractor or Supplier	Amount (unaudited) ThCh$	Maturity Date (unaudited)
Icafal Inc. Y construcción S.A.	256,400	09-30-2007
Acsa Agbar Construcción Ltda.	106,181	05-25-2006
Ingeniería y Const. Oyarzún y Moreno Ltda.	85,067	07-17-2006
Ingeniería y Construcción MST S.A.	66,652	12-31-2005
Ingeniería y Construcción MST S.A.	58,333	04-30-2007
Constructora Cosal S.A.	56,204	02-01-2007
Inlac S.A.	54,068	02-15-2007
Inmobiliaria Manquehue Oriente S.A.	50,601	04-03-2006
Ingeniería y Const. Oyarzún y Moreno Ltda.	48,466	12-30-2005
Degrémont Ltda.	48,351	01-09-2007
Marcelino Carrasco Bahamondes y Cía.	44,294	05-03-2007
Inlac S.A.	39,508	04-01-2006
Captagua Ingeniería S.A.	38,547	08-20-2007
Captagua Ingeniería S.A.	31,770	03-26-2007
Empresa Constructora Modelo S.A.	29,045	09-30-2006
Inmobiliaria y Constructora Nva Pacífico Sur Ltda.	26,576	09-01-2006
Ernst Welzel Tautz	24,911	06-01-2006
Jara Gumucio S.A.	22,214	05-30-2007
Total	1,087,188	

Aguas Los Dominicos S.A.:

As at September 30, 2004 the Company had received no performance bonds and as at September 30, 2005, the Company has received performance bonds for ThCh$0 and ThCh$3,327, respectively, from contractors and third parties in support of their obligations under contracts for the construction of works, provision of services and others.

The following is a detail of the more significant bank guarantees held as at September 30, 2005:

Contractor or Supplier	Amount (unaudited) ThCh$	Maturity Date (unaudited)
Ing. Consultores Asociados Ltda.	327	05-02-2006
Servicios y Asesorias Prof. S.A.	3,000	06-30-2008
Total	307,168	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Aguas Manquehue S.A.:

As at September 30, 2004 and 2005, the Company has received performance bonds for ThCh$289,778 and ThCh$327,534, respectively, mainly from contractors in support of their obligations under contracts for the construction of works and the provision of services.

The following is a detail of the more significant bank guarantees held as at September 30, 2005:

Contractor or Supplier	Amount (unaudited) ThCh$	Maturity Date (unaudited)
Inmobiliaria y Constructora Nva Pacífico Sur Ltda.	12,490	10-24-2005
Ingenieria y Const. Eugenio Díaz	64,300	11-25-2005
Hacienda Chicureo Inmobiliaria S.A.	124,023	12-31-2005
Empresa Constructora Olbertz y Martínez	15,000	12-31-2005
Sociedad Constructora Rupanco S.A.	15,000	01-02-2006
Dalco Ingeniería Ltda.	18,235	04-04-2006
Inmobiliaria y Constructora Nva Pacífico Sur Ltda.	6,091	04-19-2006
Dalco Ingeniería Ltda.	21,150	01-02-2007
Ingenieria y Const. Eugenio Díaz	27,552	03-25-2007
Total	303,841	

Análisis Ambientales S.A.

As at September 30, 2004, the Company had received no performance bonds and as at September 30, 2005, the Company has received performance bonds for ThCh$12,838 (nil in 2004) from contractors and third parties in support of their contractual obligations under contracts for services rendered and others.

The following is a detail of the more significant bank guarantees held as at September 30, 2005:

Contractor or Supplier	Amount (unaudited) ThCh$	Maturity Date (unaudited)
Perkin Elmer Chile Ltda.	12,838	05-29-2006
Total	12,838	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

28. LOCAL AND FOREIGN CURRENCIES

The Company has the following assets and liabilities in local and foreign currency as at September 30, 2004 and 2005:

Assets

Assets	Currency (unaudited)	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Current assets			
Cash and banks	Non indexed Ch$	621,975	182,058
Cash and banks	US Dollar	6,409	8,983
Marketable securities	Non indexed Ch$	1,789,988	1,080,357
Trade accounts receivable	Non indexed Ch$	27,307,473	27,157,010
Notes receivable	Non indexed Ch$	562,359	371,521
Notes receivable	Indexed Ch$	671,410	939,358
Sundry debtors	Indexed Ch$	76,614	1,716,013
Notes receivable from related co's	Non indexed Ch$	21,474,917	21,206
Inventories	Indexed Ch$	1,237,427	1,188,151
Taxes recoverable	Indexed Ch$	2,097,487	669,668
Sundry debtors	Euro	4,329	3,147
Prepaid expenses	Indexed Ch$	570,652	474,214
Deferred taxes	Indexed Ch$	303,830	338,619
Other current assets	Non indexed Ch$	7,445,878	4,368,289
Sundry debtors	US Dollar	2,167	737
Sundry debtors	Non indexed Ch$	909,361	622,268
Term deposits	Non indexed Ch$	19,390,089	—
Marketable securities	Indexed Ch$	—	163,000
Prepaid expenses	Non indexed Ch$	634	635
Taxes recoverable	Non indexed Ch$	33,625	47,140
Fixed assets			
Fixed assets	Indexed Ch$	587,885,539	579,980,708
Other assets			
Positive goodwill	Indexed Ch$	381,046,098	355,880,312
Negative goodwill	Indexed Ch$	(1,149)	(1,083)
Long-term debtors	Non indexed Ch$	2,053,133	2,185,228
Long-term debtors	Indexed Ch$	8,497,967	7,524,738
Intangible assets (net)	Indexed Ch$	35,955,765	35,695,773
Others	Indexed Ch$	12,489,150	9,687,301
Others	Non indexed Ch$	81,068	830,463
Total assets	Non indexed Ch$	81,670,500	36,866,175
	US Dollar	8,576	9,720
	Indexed Ch$	1,030,830,790	994,256,772
	Euro	4,329	3,147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Current liabilities

		Up to 90 days				90 days to 1 year			
		9/30/2005		9/30/2004		9/30/2005		9/30/2004	
Current Liabilities	Currency	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
	(unaudited)	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %
Bonds payable long-term—short-term portion	Indexed Ch$	20,904,407	5.05	3,383,770	4.88	14,818,760	5.73	16,710,027	4.88
Borrowings from banks long-term—short-term portion	Indexed Ch$	—		—		10,011,477	5.85	—	
Accounts payable	Non indexed Ch$	11,163,977		11,342,519		—		—	
Accounts payable	Indexed Ch$	10,716		2,097		—		—	
Accounts payable	Euro	39,746		144,767		—		—	
Accounts payable	US Dollars	13,252		190,706		—		43,356	
Notes payable	Indexed Ch$	2,723,035	6.17	156,613	6.25	612,148	7.10	98,670	6.05
Sundry creditors	Non indexed Ch$	59,724		73,855		51,327		50,836	
Sundry creditors	Indexed Ch$	1,116,007		—		224,251		1,190,688	
Sundry creditors	US Dollars	—		56,811		—		—	
Accruals	Non indexed Ch$	8,081,959		15,223,253		6,231,514		1,370,970	
Withholdings	Non indexed Ch$	4,897,807		5,223,732		—		—	
Income tax	Non indexed Ch$	680,391		—		214,789		—	
Notes and accounts payable to related companies	Non indexed Ch$	226,779		9,011,757		6,787,593		—	
Unearned income	Indexed Ch$	103,319		945,493		676,475		216,054	
Unearned income	Non indexed Ch$	440,229		650,804		—		19,813	
Accruals	Indexed Ch$	68,542		27,563		5,847		—	
Borrowings from banks long-term—short-term portion	Non indexed Ch$	13,047,667	4.11	—		—		—	
Other liabilities	Non indexed Ch$	25,168		2,855		—		—	
Notes & accounts payable to related companies	Euro	1,219,343		1,517,189		—		—	
Notes payable	Non indexed Ch$	—		1,657	3.13				
Borrowings from banks long-term—short-term portion	Non indexed Ch$	1,295,279	6.08	731,758	3.31	950,000	5.87		
Borrowings from banks long-term—short-term portion	Indexed Ch$	207,060	2.53	207,129	1.36	204,416	2.53	204,289	1.36
Total current liabilities	Indexed Ch$	25,133,086		4,722,665		26,553,374		18,419,728	
	Non indexed Ch$	39,918,980		42,262,190		14,235,223		1,441,619	
	Euros	1,259,089		1,661,956		—		—	
	US Dollars	13,252		247,517		—		43,356	

Long-term liabilities maturity schedule as at September 30, 2004

Long Term Liabilities		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
Liabilities	Currency	Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate
	(unaudited)	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %
Bonds payable	Indexed Ch$	61,921,912	4.38	66,937,142	4.33	13,792,960	6.25	22,564,227	6.25
Notes payable	Indexed Ch$	647,505	6.90	440,528	7.42	10,861,329	5.19	11,877,319	3.57
Sundry creditors	Indexed Ch$	545,941		489,842		510,266		—	
Accruals	Indexed Ch$	227,093		227,094		561,802		6,950,994	
Deferred taxes	Indexed Ch$	416,700		404,414		1,011,037		763,736	
Other liabilities	Indexed Ch$	549,676	7.88	96,960	8.94	215,365	8.84	—	
Borrowings from banks	Non indexed Ch$	26,053,334	5.99	28,093,333	5.99	13,003,333	5.99	—	
Total long-term liabilities	Indexed Ch$	64,308,827		68,595,980		26,952,759		42,156,276	
	Non indexed Ch$	26,053,334		28,093,333		13,003,333		—	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Long-term liabilities maturity schedule as at September 30, 2005

Long Term Liabilities		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
Liabilities	Currency	Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate
	(unaudited)	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %
Bonds payable	Indexed Ch$	85,086,412	4.80	85,381,528	4.76	24,217,873	4.70	24,674,914	6.25
Notes payable	Indexed Ch$	5,512,805	6.60	467,338	6.13	10,233,579	7.50	11,617,745	5.88
Long term sundry creditors	Indexed Ch$	753,470		593,154		728,622		—	
Accruals	Indexed Ch$	218,983		218,983		547,451		7,217,047	
Deferred taxes	Indexed Ch$	374,796		362,447		905,279		1,598,023	
Other long term liabilities	Indexed Ch$	657,392	7.57	378,627	7.48	300,079	7.73	—	
Borrowings from banks	Non indexed Ch$	13,345,367		28,936,133		27,861,500		—	
Borrowings from banks	Indexed Ch$	408,577		—		—	0	—	
Total long term liabilities	Indexed Ch$	93,012,435		87,402,077		36,932,883		45,107,729	
	Non indexed Ch$	13,345,367		28,936,133		27,861,500		—	

29. SANCTIONS

a) Superintendency of Securities and Insurance:

Neither the Company nor its subsidiaries or directors or executives were sanctioned during the periods covered by the financial statements.

b) Other administrative authorities:

Aguas Andinas S.A.

Year 2005

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By its Resolution 710, it applied a fine for non-compliance with written instructions given by the Superintendency in its Official Letter No.1908 and in Chapter XI of the Invoicing Manual. Amount payable 40 "UTA" ("Annual Tax Units"—an official monetary unit). The case is at an evidence stage. Estimated result: it is expected that a reduction in the fine will be obtained however the non-compliance did in fact occur.

ii) The COREMA RM (regional environmental authority) applied a fine of 300 UTM, by its Resolution 069/2005 of February 17, 2005, concerning bad odors emanating from the La Farfana treatment plant. 10% of the fine was paid in order to institute an appeal through the courts.

The summary proceeding of the appeal against the fine was made at the 27th Civil Court of Santiago (Case No.6857-05) and is currently in the evidence stage.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Year 2004

iii) The Superintendency of Sanitation Services (SISS) applied the following fines:

Under Resolution 415 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with written orders and instructions to remit, within the established term, information for the "Cover of the treatment of sewage" and "Production of drinking water" processes. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 1189-2004). In the first instance stage, the plea was rejected. An appeal was made. The amount of the sanction is 30 UTA.

The Company was sanctioned when the SISS detected a failure to comply with the parameters established on fecal coliforms during a self-evaluation carried out during the second quarter of the year 2003 in the Paine Sewage Treatment Plant. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 1434-2004). In the second instance stage, the appeal against the sanction is pending. The amount of the sanction is 26 Annual Taxation Units (UTA).

By SISS Resolution 2796, the Company was fined for not complying with written orders and instructions issued by the SISS under Official Memoranda Nos. 1207 and 1456. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 11263-2004). The amount of the sanction is 100 Annual Taxation Units (UTA). Judgment has been given and the SISS has withdrawn the fine.

By SISS Resolution 2858, the Company was fined for not complying with written orders and instructions issued by the SISS under Official Memorandum 2774 and included in the Development Plan of Curacaví. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 11711-2004). The case is in the sentencing period. The amount of the sanction is 51 Annual Taxation Units (UTA).

On October 20, 2004 the SISS instructed Aguas Andinas S.A. to suspend sewage treatment at the La Farfana Plant due to an alleged breach of compliance with the Environmental Rating Resolution for that plant and in accordance with SISS Ordinance 690/04 on the handling of sludge. The impact of this suspension covered the period between October 20 and November 20, which resulted in a loss of revenues amounting to approximately Ch$2,244 million.

iv) SESMA has applied the following fines:

By its Resolution 5180 of December 15, 2003, a fine of 1,000 UTM (Monthly Taxation Units) was applied due to bad odors emanating from the La Farfana plant. The fine was paid in order to be able to bring a claim before the courts. This was presented to the 17th Civil Court of Santiago (Case No. 2999-2004). State of the case: awaiting start of evidence stage.

By its Resolution 4838 of October 19, 2004, confirmed by Resolution No. 782 of February 2, 2005, SESMA, the National Environmental Authority, fined the Company with 2,000 Monthly Taxation Units (UTM) for breach of Law N°144/61 issued by the Ministry of Health, which sets standards for avoiding atmospheric emanations or contaminants of any kind. The fine was paid in order to bring a claim before the court. This was presented to the 17th Civil Court of Santiago (Case No. 4566-2005). State of the case: pending prior and special pronouncement.

v) With Resolution No. 177/2004, the Metropolitan Region Environmental Authority (COREMA) fined the Company on May 28, 2004 with 1,000 Monthly Taxation Units (UTM) for bad odors emanating from the La Farfana Plant. The fine was duly paid in order to commence a complaint

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

through the law courts (28th Civil Court of Santiago—Case File No. 6593-2004). On November 10, 2004 the case was received but has not yet been decided.

Aguas Cordillera S.A.

By Resolution N°425 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 4th Civil Court of Santiago (Case File No. 1195-2004). Current status: Unfavorable sentence; appealed against.

The Superintendency of Sanitation Services fined the Company under its Resolution 2734 for not complying with its written orders contained in Official Memorandum 2774 and in the Development Plan. This fine is being appealed by the Company in the 29th Civil Court of Santiago (Case File No. 11,129). Current status: Unfavorable sentence; appealed against.

During the periods covered by the financial statements, no other sanctions have been applied to the Company, its directors or executives.

Aguas Manquehue S.A.

On May 19, 2003, the Superintendency of Sanitation Services fined the Company under its Resolution 1194 for failure to comply with Norm NCH 1333 of 78. The Company paid the fine and this case is under appeal in the 7th Civil Court of Santiago (Case File No. 2829-2003). The appeal was granted against the sentence that rejected the suit.

By Resolution No. 424 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed against by the Company in the 7th Civil Court of Santiago (Case File No. 1134-2004). Current status: Unfavorable sentence; appealed against.

During the periods covered by the financial statements, no other sanctions have been applied to the Company, its directors or executives.

Aguas Los Dominicos S.A.

By Resolution No. 426 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 19th Civil Court of Santiago (Case File No. 1189-2004). Current status: Unfavorable sentence; appealed against.

During the periods covered by the financial statements, no other sanctions have been applied to the Company, its directors or executives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

30. SUBSEQUENT EVENTS

At the date of the issue of these financial statements, the management of the Company and its subsidiaries are unaware of any subsequent events that might significantly affect the financial position and/or results of the Company and its subsidiaries at September 30, 2005.

31. ENVIRONMENT

The Company has not disbursed any resources on environmental projects during the nine-month periods ended September 30, 2004 and 2005.

The principal investments made by the Company's subsidiaries in the nine-month periods ended September 30, 2004 and 2005 to protect the environment have been the construction of the sewage treatment plants detailed below:

Name of the Project	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Talagante Treatment Plant	4,365,940	3,694,494
Curacaví Treatment Plant	117,319	1,803,555
Spare adquisition La Farfana Plant	—	180,000
La Farfana Treatment Plant	324,220	293,264
Los Nogales Treatment Plant	2,679,076	93,864
Implementation maintenance by conditioning La Farfana	—	30,900
Renoval and improvement equipment and severage instalations	—	25,000
Improvement precint (maintenance)	—	22,174
El Monte Treatment Plant	100,055	—
El Trebal plant chlorine gas neutralization plant	36,492	10,208
Melipilla Cexas treatment plant	11,304	14,951
Esmeralda Melipilla Treatment Plant (Improvements)	19,103	16,469
Til Til Treatment Plant	—	10,281
El Trebal Treatment Plant	29,395	—
Valdivia de Paine Treatment Plant	20,930	—
Total	7,703,834	6,195,160

32. LONG TERM NOTES PAYABLE

Article No. 16 of Decree Law No. 70 published in the Official Gazette on December 30, 1998 and Article No. 42 of Supreme Decree No. 453 set out the rules for demanding reimbursable financial contributions for capacity and for the provision of the corresponding service to whoever asks to be incorporated as a customer or requires a service expansion.

The debt for reimbursable contributions is registered in long-term notes payable for ThCh$27,831,467 and ThCh$23,826,681 as at September 30, 2004 and 2005, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

33. TRANSFER OF OWNERSHIP OF SANITATION WORKS

Under an agreement signed on June 30, 1998 between the Metropolitan Regional Government and Aguas Andinas S.A., ownership of the sanitary works constructed or acquired with resources of the National Regional Development Fund was transferred to the Company. The assets transferred under this agreement, which constitute contributions from third parties, are governed by Decree Law No. 70 issued by the Ministry of Public Works in 1988 and the provisions of clause 36 of the respective MINECON Law No. 453 of 1989.

As at December 31, 1998, these assets were incorporated into the Company's fixed assets at a nominal value of Ch$1 each, as there is a prohibition on considering these assets transferred by the Regional Government as an investment for purposes of tariff setting, and therefore, the Company cannot earn a return on them and they do not represent any additional operating profit-generating operations for the Company in addition to those already obtained since they started operations.

Furthermore, the cost benefit is not altered with respect to previous years as the Company made no disbursements.

The maximum tariff contemplated for this type of contribution is intended only to cover the operating and maintenance costs required.

According to the instructions of the Superintendency of Securities and Insurance, in its Resolution No. 01489 of March 22, 2000, the estimated technical value of these works was determined for information purposes. At that time, this amounted to ThCh$1,581,468 and its depreciation, determined on the basis of its time in use, amounts to ThCh$511,089.

The principal criteria used in the valuation of these works include earth movement, supply pipes, drinking water and sewage chambers and the labor costs, all as at September 2005. The average useful life of these assets is 406 months and their remaining average useful life as at September 2005 is 295 months.

* * * * * *

Annex A

Summary of significant differences between Chilean GAAP and U.S. GAAP

The consolidated financial statements included in this offering memorandum have been prepared in accordance with generally accepted accounting principles issued by the Chilean Association of Accountants and regulations issued by the SVS (collectively "Chilean GAAP"). Certain accounting practices applied by us that conform with Chilean GAAP do not conform with accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences involve certain methods for measuring the amounts shown in the financial statements.

The differences between Chilean GAAP and U.S. GAAP that are considered to have potentially significant effects on our financial statements are described below. References to "SFAS" are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States.

Inflation accounting

Chilean GAAP requires that financial statements be price-level restated to reflect gains/losses in the purchasing power of Chilean pesos.

U.S. GAAP prohibits the use of inflation accounting unless hyperinflationary conditions exist which are defined as 100% inflation over a period of three years.

SEC rules and regulations allow a 20-F filer to retain price-level restatement in its filing should they choose to reconcile their local GAAP financial statements to U.S. GAAP and inflation accounting is required under such local GAAP.

Investments in debt and equity securities

Chilean GAAP requires that certain investments, such as mutual funds, be stated at lower of cost or market. Other types of investments in debt and equity securities are stated at cost.

SFAS No. 115 requires that certain debt and equity securities be classified into one of three categories: held-to-maturity, available-for-sale, or trading securities. Investments in debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost in the statement of financial position. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities and reported at fair value through the income statement. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value. Unrealized gains and losses on available-for-sale securities are reported as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Bond issuance costs

Under Chilean GAAP, prior to 1995, as no guidance existed, the subsidiary Aguas Cordillera S.A. had chosen to immediately expense its bond issuance costs. With the issuance of Chilean GAAP literature, the subsidiary Aguas Andinas S.A. now conforms with the requirement to defer and amortize these costs over the lives of the associated debt. The Company amortizes such costs using the straight-line method, according to SVS Circular No. 1,370.

Under U.S. GAAP, bond issuance costs are deferred and amortized using the effective yield method. EITF 96-19 is effective for determination of whether or not a change in terms of debt represents a modification or an exchange.

Severance indemnities

Under Chilean GAAP, the subsidiaries use both approaches permitted under EITF 88-1 for vested benefit obligations under defined benefit pension plans, the shut-down method which represents the vested benefits to which the employee is entitled if the employee separates immediately (Approach 1) and the actuarial present value of the vested benefits to which the employee is currently entitled but based on the employee's expected date of separation or retirement (Approach 2). Certain assumptions inherent in the calculations under Approach 2 are internally developed by the subsidiaries. Chilean GAAP does not define settlement or curtailment accounting for defined benefit pension plans.

Under U.S. GAAP, Approach 1 or 2 as defined above are permitted; however, a Company must elect one or the other as an accounting policy to be used consistently in all plans. U.S. GAAP defines settlement or curtailment accounting for defined benefit pension plans under the guidance outlined in SFAS No. 88.

Deferred costs

Under Chilean GAAP, costs incurred from the planning stage forward associated with projects under development, if the project is determined to be viable, may be capitalized.

Under U.S. GAAP, certain costs incurred in the planning stage of a project are required to be expensed as incurred regardless of whether the project ultimately becomes viable or not. Research and development costs are expensed as incurred.

Contractual, legal or promissory estoppel obligations

Under Chilean GAAP, certain contracts under which a supplier agrees to indemnify its clients through payments of penalties when certain conditions are met permit such indemnification to be recognized as non-operational revenue.

Also, under Chilean GAAP, there is no specific literature requiring that asset retirement obligations be recorded when they are legally obligated to be performed in accordance with a contract or deemed to be present under the doctrine of promissory estoppel.

Under U.S. GAAP, penalties imposed and collected under contractual agreements associated with capitalizable assets are recorded net of the cost of the assets in the balance sheet.

Additionally, under U.S. GAAP, legal obligations defined as "an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel associated with the retirement of tangible long-lived assets" must be measured and recorded as asset retirement obligations under SFAS No. 143.

Purchase accounting

Under Chilean GAAP, for acquisitions which occurred through December 31, 2003, the assets acquired and liabilities assumed were recorded at book value and the excess of the purchase price over the book value was recorded as goodwill. Circular No. 1358, dated December 3, 1997, issued by the SVS, extended the maximum amortization period of goodwill to 20 years from the previous 10 years.

Technical Bulletin No. 72 issued by the Chilean Association of Accountants and effective on January 1, 2004, requires that assets acquired and liabilities assumed be recorded at their fair value and that any

excess of purchase price over such fair value be recorded as goodwill. Chilean GAAP continues to amortize goodwill on a straight-line basis over the estimated period of return on the investment, generally between 20 and, at the maximum, 40 years.

Under U.S. GAAP purchase accounting, assets acquired and liabilities assumed are recorded at fair value with the excess of the purchase price over such fair value recorded as goodwill. Goodwill is not amortized but tested for impairment annually or whenever a change in circumstances occurs.

Fixed assets

In accordance with standards issued by the Superintendencia de Valores y Seguros, certain property, plant and equipment is recorded in the financial statements at amounts determined in accordance with a technical appraisal. The difference between the carrying value and the revaluations performed in 1979 was recorded against shareholders' equity in "Other reserves." The technical reappraisal is subject to price-level restatement and depreciation.

Revaluation of property, plant, and equity under U.S. GAAP is not permitted.

Under Chilean GAAP, the recoverability of long-term assets must be evaluated in accordance with Technical Bulletin No. 33 "Accounting Treatment of Fixed Assets" issued by the Chilean Association of Accountants. Long-term assets are reviewed to assess possible impairment by determining if an entity, on a permanent basis, does or does not generate sufficient operating revenues to cover all of its costs, including the depreciation of fixed assets taken as a whole. Should an entity generate an operating loss, and if the book value of the fixed assets is higher than their realization value, under Chilean GAAP, we are required to reassess, based on an operating income (loss) breakeven analysis, the impairment loss that needs to be recorded against non-operating expenses.

Under U.S. GAAP, long-lived assets other than goodwill and indefinitely-lived intangible assets are evaluated for recoverability when a change in circumstances occurs. The assets are grouped at the lowest level for which identifiable cash flow is generated. The fair value of the asset group is compared with its carrying value. Fair value may be determined using an undiscounted cash flow model. Should the carrying value exceed the fair value based on the discounted cash flow, an impairment charge is recorded in operating income for the difference.

Deferred taxes

Under Chilean GAAP, starting on January 1, 2000, income taxes were recorded in accordance with Technical Bulletin No. 60 using the liability method which requires that deferred tax assets/liabilities for temporary differences between book and tax bases be recorded. As a transitional provision, a complementary asset or liability was set up on the balance sheet for deferred taxes not recorded prior to January 1, 2000. Such complementary asset or liability is being amortized to income over the average estimated reversal period of the deferred taxes.

Under U.S. GAAP, no complementary asset or liability is contemplated by SFAS 109; therefore, such asset/liability and its associated amortization would be reversed.

Additionally, certain adjustments to U.S. GAAP trigger deferred tax effects which would require charges (credits) to the income statement.

Minimum dividend

As required by law, unless otherwise decided by a unanimous vote of the shareholders, a public corporation in Chile must distribute a cash dividend in an amount equal to at least 30% of its net income in each year as determined in accordance with Chilean GAAP. This dividend is recorded as payable

under Chilean GAAP when approved by the annual shareholders' meeting generally held in April of the subsequent year.

Under U.S. GAAP, as the 30% dividend is a legal requirement in Chile, the dividend is accrued during the year in which the net income is recognized.

Deferred income

The Company and some of its subsidiaries have signed certain contracts with owners of rural land which will allow them to develop the water and sewage concessions of such real estate. Such concessions may require not only the provision of water and sewage services but the build-out of the associated infrastructure. As compensation, the subsidiary receives from the owners of the land a certain amount, payable in installments over several years.

Under Chilean GAAP, the revenues generated by these contracts are credited to income on a cash basis under the theory that the commitment on the part of the subsidiary to build-out and/or provide service results in culmination of an earnings cycle, while the revenue generated from the provision of service is considered to be the culmination of a separate earnings cycle and such revenues are recognized as the service is provided.

In accordance with the revenue recognition criteria established by Staff Accounting Bulletin No. 104, under U.S. GAAP, the compensation received for the commitment and the provision of the service would be assessed as multiple elements under the same revenue arrangement which, based on various criteria, would require the deferral of the commitment compensation at the start of the contract and its recognition over the expected period of delivery of the water and sewage services committed to in the contract.

Intangible assets

Under Chilean GAAP, intangible assets are amortized over the estimated period of return on the investment, generally not to exceed 20 years. Amortization of intangible assets associated with natural resources, such as easements and water rights, occurs over a useful life of 40 years.

Under U.S. GAAP, definitely-lived intangible assets are amortized over their estimated useful life and assessed for impairment when a change in circumstances occurs. Indefinitely-lived intangible assets are not amortized, but are examined for impairment annually or when a change in circumstances occurs.

Derivatives

Under Chilean GAAP, derivative instruments may be designated as "hedges" of existing or forecast transactions. Hedge accounting is prescribed by Technical Bulletin No. 57 of the Chilean Association of Accountants. The Company holds "hedges" of forecast transactions. Such "hedges," under Technical Bulletin No. 57, require any unrealized gains/losses to be deferred. Certain hedging criteria and documentation requirements are in place under Chilean GAAP for such financial instruments.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts which may require bifurcation and fair value accounting separate from the "host" contract.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes U.S. GAAP accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. To designate a financial instrument as a "hedge," certain documentation standards under SFAS No. 133 must be followed which are generally more stringent than those required under Chilean GAAP.

Derivative instruments may be designated as "cash flow" or "fair value" hedges. Fair value hedges require mark to market accounting through the income statement. SFAS No. 133 contains guidance on assessing the "effectiveness" of a cash flow hedge. The ineffective portion of a "cash flow" hedge is marked to market through the income statement. The effective portion is recorded in other comprehensive income.

For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts may meet the requirements to be defined as an "embedded derivative" which, as applicable, may require bifurcation and fair value accounting separate from that of the "host" contract.

Income statement classification

Under Chilean GAAP, as defined by the SVS, certain expenses are defined as non-operational and segregated in the income statement under "Non-operational income (expense), net."

Under U.S. GAAP, certain income and expenses defined as non-operational under Chilean GAAP would be classified as operational.

CERTAIN ADDITIONAL DISCLOSURE REQUIREMENTS FOR U.S. GAAP

Business segments

U.S. GAAP requires public companies to identify reporting segments and to separately disclose certain financial information regarding each reporting segment. In certain circumstances, geographically segmented financial information is also required to be disclosed.

Fair value disclosure

U.S. GAAP, under SFAS No. 107, requires fair value disclosure of an entity's assets and liabilities.

Depreciation and amortization

Under U.S. GAAP, the Company would be required to disclose, for each specific class of assets, their range of useful lives and the depreciation and amortization accounting methodology used. Additionally, amortization expense and depreciation expense for each period-end would be disclosed as well as estimated intangible asset amortization expense for the next five years.

Income taxes

U.S. GAAP requires disclosure of an effective tax rate reconciliation in its notes to the financial statements.

Contractual obligations

Under SFAS No. 47, certain disclosures such as nature and term, fixed and determinable portion, and amounts purchased, is required for unrecorded obligations.

[THIS PAGE INTENTIONALLY LEFT BLANK]



Centralized Operational Control Center



La Florida Water Production Plant

IAM

INVERSIONES AGUAS METROPOLITANAS LIMITADA
Unconsolidated financial statements for the year ended June 30, 2005

ASSETS (ThCh$)

	NOTE	30-6-2005	30-6-2004
CURRENT ASSETS		**2.728.239**	**23.684.781**
Cash & banks		55.005	386.988
Marketable securities	4	538.267	205.073
Sundry debtors		1.954	-
Notes & accounts receivable form related companies	5	1.367.865	22.816.618
Recoverable taxes		175.860	267.234
Other current assets	7,8	589.288	8.868
Total current assets		-	**232**
Machinery & equipment		3.735	3.735
Depreciation		(3.735)	(3.503)
OTHER ASSETS		**482.634.165**	**500.847.691**
Investments in related companies	9	183.826.517	181.030.288
Goodwill	10	298.726.951	319.679.747
Others		80.697	137.656
TOTAL ASSETS		**485.362.404**	**524.532.704**

INVERSIONES AGUAS METROPOLITANAS LIMITADA

BALANCE SHEET AT JUNE 30, 2005

LIABILITIES (ThCh$)

	NOTE	30-6-2005	30-6-2004
CURRENT LIABILITIES		**1.617.767**	**1.526.673**
Sundry creditors		51.328	58.015
Notes & accounts payable to related companies	5	1.302.916	1.137.829
Provisions	11	22.013	22.547
Withholdings		138.437	295.200
Income tax		55.823	
Deferred taxes	6	12.966	13.082
Other current liabilities		34.284	0
LONG-TERM LIABILITIES		**172.335**	**187.261**
Deferred taxes	6	172.335	187.261
PARTNERS'EQUITY		**483.572.302**	**522.818.770**
Paid capital	12	468.751.177	486.960.250
Capital restatement reserve	12	4.933.096	11.266.058
Retained earnings	12	9.888.029	24.592.462
Net income for the period	12	285.864	18.028.093
Total partners' equity	12	9.602.165	6.564.369
TOTAL LIABLITIES & PARTNERS' EQUITY		**485.362.404**	**524.532.704**

INVERSIONES AGUAS METROPOLITANAS LIMITADA

BALANCE SHEET AT JUNE 30, 2005

STATEMENT OF INCOME (ThCh$)

	NOTE	30-6-2005	30-6-2004
OPERATING INCOME		73.935	(43.101)
Sales		197.883	215.156
Cost of sales		2.263.643	2.436.371
Operating margin		(2.065.760)	(2.221.215)
Administrative & selling expenses		(123.948)	(258.257)
Operating income (loss)		9.604.870	6.600.945
NON-OPERATING RESULT		10.197	28.833
Financial income	9	20.107.719	17.252.593
Equity in income of related companies	9	(20)	(486)
Loss on investment in related company	10	(10.481.647)	(10.481.303)
Amortization of goodwill		(1.350)	(475)
Financial expenses	13	(30.521)	(198.215)
Price-level restatements	14	492	0
Exchange differences		9.678.805	6.557.844
Non-Operating Result	6	(76.640)	6.525
Income before income tax & extraordinary items		9.602.165	6.564.369
Income tax		9.602.165	6.564.369
NET INCOME FOR THE PERIOD		9.602.165	6.564.369

INVERSIONES AGUAS METROPOLITANAS LIMITADA

BALANCE SHEET AT JUNE 30, 2005

STATEMENT OF CASH FLOWS (ThCh$)

	NOTE	30-6-2005	30-6-2004
CASH FLOWS FROM OPERATIN ACTIVITIES		32.452.741	21.490.064
Collection of trade account receivables		2.503.799	2.639.598
Financial income		9.987	4.015
Dividends & other distributions received		32.099.522	21.468.500
Other income received		43.864	15.987
Payments to suppliers & personnel		(1.977.396)	(1.933.003)
Other expenses paid		(5.539)	(155.083)
Value added tax & similar payments		(221.496)	(549.950)
CASH FLOWS FROM FINANCING ACTIVITIES		(53.144.745)	0
Payment of dividends		(28.586.355)	
Capital distribution		(24.558.390)	
CASH FLOWS FROM INVESTMENT ACTIVITIES		21.293.689	(21.442.921)
Collection of loans to related companies		53.389.689	27.452
Other loans to related companies		(32.096.000)	(21.470.373)
Net cash flow from investment activities		601.685	47.143
TOTAL NET CASH FLOW FOR THE PERIOD		(1.254)	(4.797)
EFFECT OF INFLATION ON CASH & CASH		600.431	42.346
OPENING BALANCE OF CASH & CASH EQUIVALENTS		582.129	549.715
CLOSING BALANCE OF CASH & CASH EQUIVALENTS	15	1.182.560	592.061

INVERSIONES AGUAS METROPOLITANAS LIMITADA

BALANCE SHEET AT JUNE 30, 2005

RECONCILIATION OF NET CASH FLOW FROM OPERATING ACTIVITIES WITH NET INCOME FOR THE PERIOD (ThCh$)

	NOTE	30-6-2005	30-6-2004
Net income for the period		9.602.165	6.564.369
Credits to income not representing cash flows		(9.571.011)	(6.572.471)
Depreciation for the period		116	116
Write-offs & provisions		24.896	
Accrued income on investments in related companies	9	(20.107.719)	(17.252.593)
Accrued loss on investment in related companies	9	20	488
Amortization of goodwill	10	10.481.647	10.481.303
Net price-level restatement	13	30.521	198.215
Net exchange difference	14	(492)	
Changes in assets affecting cash flow – decreases		32.036.796	21.504.244
Other assets		32.036.796	21.504.244
Changes in liabilities affecting cash flow – increases		384.791	(6.078)
Accounts payable related to operating income		450.732	96.375
Income tax payable		55.823	0
Value added tax & similar payables		(121.764)	(102.453)
NET CASH FLOW FROM OPERATING ACTIVITIES		32.452.741	21.490.064

(In thousands of Chilean Pesos)

1. REGISTRATION IN THE SECURITIES REGISTER

Inversiones Aguas Metropolitanas Ltda. was established on May 19, 1999 under a deed signed before Notary Public Juan Ricardo San Martin and inscribed in the Trade Register under Number 9027 of May 24, 1999.

The object of the Company is to invest in all types of rights and shares and public negotiable paper and, in general, in all types of investment instruments of any type, and especially in establishing, constructing and running public services destined to the production and distribution of drinking water, the disposal and treatment of waste water and the provision of services through its participation in other companies and in general in any form of association.

Inversiones Aguas Metropolitanas Limitada is currently arranging its inscription in the Securities Register of the Superintendency of Securities and Insurance.

As indicated in Note 21, on July 15, the partners of Inversiones Aguas Metropolitanas Limitada approved the transformation of the Company from a limited liability company to a corporation.

2. ACCOUNTING PRINCIPLES APPLIED

a) Accounting period

These financial statements correspond to the periods between January 1 and June 30, 2005 and 2004 respectively.

b) Preparation

These unconsolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, except for investments in subsidiaries which are shown on just one line in the balance sheet at their proportional equity value and therefore have not been consolidated line by line. This treatment does not alter the net result or the equity.

Should there be differences between the two above accounting instructions, those of the Superintendency of Securities and Insurance shall prevail.

These financial statements have been issued only for the purposes of making an individual analysis of the Company and should therefore be read together with the consolidated financial statements, which are required under generally accepted accounting principles in Chile.

c) Presentation

For comparison purposes, the financial statements at June 30, 2004 and their respective notes are shown restated off the books by 2.7%, corresponding to the variation in the Consumer Price Index during the last twelve months, with a one-month time lag.

d) Price-level restatements

The financial statements have been restated for monetary correction in accordance with accounting principals generally accepted in Chile, in order to reflect changes in the purchasing power of the currency between January 1 and June 30, 2005 and 2004, which were 1% and 0.8% respectively, with a one-month time lag.

The balances of the income statement accounts were also restated to express them at year-end values.

e) Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at the end of each year, at the following rates:

	2005 Ch$	2004 Ch$
US Dollar	579.00	636.30
Unidad de Fomento	17,489.25	17,014.95
Euro	700.80	775.88

Certain assets and liabilities are denominated in Unidades de Fomento ("UF"). The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on changes in the Consumer Price Index. The adjustments to the closing value of UF-denominated assets and liabilities are included in the Price-level restatement account in the Consolidated Statement of Operations.

f) Marketable securities

Marketable securities reflect investments in mutual funds units made by the Company. These are shown at their redemption value as at the closing date of these financial statements.

g) Operations under resale agreements

The acquisition of securities under resale agreements are valued as investments in fixed-income securities and are shown in Other current assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

i) Plant and equipment

These are shown at their restated cost.

i) Depreciation of fixed assets

Depreciation is calculated using the straight-line method on the restated book values and over the remaining useful lives of the respective assets.

j) Investments in related companies

Investments in related companies with capacity to exercise influence over the management are shown at their proportional equity value based on the respective financial statements of the companies at June 30, 2005 and 2004. The participation in the results for each period is shown on an accrued basis.

k) Goodwill

Goodwill represents the difference paid between the cost of related companies and their proportional equity value at the time of their purchase. Goodwill is being amortized over a period of 20 years from the date of acquisition because it is estimated that the investment is recovered during this term.

l) Other assets

These include the costs related to technical assistance provided by Ondeo Services Chile S.A. and AGBAR Chile S.A. to the Company in the presentation of the contract offer for the introduction of advanced management and operating systems and procedures.

The technical assistance costs are being amortized over 5 years, the term of the contract.

m) Income tax and deferred taxes

The Company has provided for income tax on the basis of the net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and contained in Circular 1,466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes resulting from timing differences, tax losses that imply a tax benefit and other events that create differences between the financial and tax treatment.

n) Derivative contracts

The Company has signed exchange risk cover contracts with financial institutions. These contracts were defined as hedging of existing entries and have been contracted and assigned as hedging instruments against a variation in the rate of exchange and have been recorded in accordance with Technical Bulletin N° 57 of the Chilean Institute of Accountants.

o) Sales

Sales are recorded on an accrued basis.

p) Statement of cash flows

The Company considers as cash and cash equivalents its balances in unrestricted bank checking accounts in local and foreign currencies and short-term investments made as part of its normal cash management, whose redemption will take place within 90 days from the date the investment was made and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include revenues and expenses of the Company and its subsidiaries and all other income and expenses that are treated as non-operating in the Statement of Income.

3. ACCOUNTING CHANGES

The principals and criteria described in Note 2 have been applied uniformly during the periods of 2005 and 2004.

4. MARKETABLE SECURITIES

The detail of these at June 30, 2005 and 2004 is as follows:

Instrument	Book Value	
	30/06/2005	30/06/2004
Shares		
Bonds		
Mutual fund quotas	538.267	205.073
Investment fund quotas		
Publicly-traded notes		
Mortgage notes		
Total Marketable Securities	538.267	205.073

5. BALANCES & TRANSACTIONS WITH RELATED COMPANIES

Transactions with subsidiaries

Notes and accounts receivable

There is a services contract in UF since 2001 with Aguas Andinas S.A. with a term of 5 years, with monthly invoicing according the services provided.

The account receivable from Aguas Industriales del Norte S.A. relates to expense reimbursements.

Transactions with indirectly related companies

Notes and accounts receivable

The accounts receivable from Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A. relate to trading current accounts which accrue no interest and are indexed as from January 1, 2005.

Tax No.	Company	Short Term		Long Term	
		30/06/2005	30/06/2004	30/06/2005	30/06/2004
77329730-4	INVERSIONES AGUAS DEL GRAN SANTIAGO S.	0	10.684.150		
96885200-0	ONDEO SERVICES CHILE S.A.	0	10.684.150		
96974880-0	AGUAS INDUSTRIALES DEL NORTE S.A.	469	0		
61808000-5	AGUAS ANDINAS S.A.	1.367.396	1.448.318		
TOTAL		1.367.865	22.816.618		

Notes and accounts payable

There is a services contract in euros with Sociedad General Aguas de Barcelona S.A. and Suez Lyonnaise des Eaux which has a term of 5 years with monthly invoicing and payments at 63 days, without interest.

Tax No.	Company	Short Term		Long Term	
		30/06/2005	30/06/2004	30/06/2005	30/06/2004
0000001-9	SUEZ LYONNAISE DES EAUX	260.583	227.566		
0000001-9	SOC. GRAL. AGUAS DE BARCELONA S.A.	1.042.333	910.263		
TOTAL		1.302.916	1.137.829		

Notes and Accounts Payable

Company	Tax No.	Relationship	Transaction	30/06/2005 Amount	30/06/2005 Effect on results (charge)/credit	30/06/2004 Amount	30/06/2004 Effect on results (charge)/credit
SOC. GRAL AGUAS DE BARCELONA S.A.	00000001-9	INDIRECT	ADVICE RECEIVED	1.426.095	(1.426.095)	1576356	(1.576.356)
SUEZ LYONNAISE DES EAUX	00000001-9	INDIRECT	ADVICE RECEIVED	611.164	(611.164)	675581	(675.581)
INVERSIONES AGUAS DEL GRAN SANTIAGO S	77329730-4	PARTNER	LOANS GRANTED	25.632.000		10684150	0
INVERSIONES AGUAS DEL GRAN SANTIAGO S.	77329730-4	PARTNER	CAPITAL REDUCTION IAI	19.671.271	0	0	0
ONDEO SERVICES CHILE S.A.	00000001-9	PARTNER	LOANS GRANTED	6.368.000	0	10684150	0
ONDEO SERVICES CHILE S.A.	00000001-9	PARTNER	CAPITAL REDUCTION IAI	4.887.120	0	0	0
AGUAS ANDINAS S.A.	61808000-5	SUBSIDIARY	DIVIDENDOS RECIBIDOS	32.003.511	0	21361691	0
AGUAS ANDINAS S.A.	61808000-5	SUBSIDIARY	ADVICE PROVIDED	2.585.599	(2.585.599)	3.445.173	(3.445.173)
INVERSIONES AGUAS DEL GRAN SANTIAGO S	77329730-4	PARTNER	PROFITS DISTRIBUTION	22.897.671			
ONDEO SERVICES CHILE S.A.	00000001-9	PARTNER	PROFITS DISTRIBUTION	5.686.685			

6. DEFERRED TAXES AND INCOME TAX

The detail of the net taxable income and other concepts at June 30, 2005 and 2004 of the Company and its subsidiaries is as follows:

	30/06/2005 ThCh$	30/06/2004 ThCh$
a. Taxable income	489.206	(90.812)
b. Balance of taxed profits	32.627.732	21.282.724
c. 15% credit for shareholders		
16.5% credit for shareholders		113.151
17% credit for shareholders		2.932.550
17% credit for shareholders	6.487.421	995.340

Concept	30/06/2005 Deferred Tax Asset		30/06/2005 Deferred Tax Liability		30/06/2004 Deferred Tax Asset		30/06/2004 Deferred Tax Liability	
	Short term	Long Term	Short term	Long Term	Short term	Long Term	Short term	Long Term
Timing Differences								
Allowance doubtful accounts								
Unearned income								
Provision for vacations	587				1.181			
Amortization intangible assets								
Leased assets								
Manufacturing expenses								
Depreciation fixed assets								
Severance indemnities								
Other events								
Investment expenses related companies			13.553	172.335			14.263	187.261
Others								
Complementary accounts-net of amortization								
Provision for valuation								
Total	587		13.553	172.335	1.181		14.263	187.261

ITEM	30/06/2005	30/06/2004
Current tax charge (tax provision)	(83.165)	
Tax charge adjustment (previous year)	0	0
Effect on assets or liabilities of deferred tax for year	6.525	6.525
Tax benefit of tax losses		
Effect on amortization of complementary deferred asset & liability accounts		
Effect on assets or liabilities of deferred tax for changes in valuation provision		
Other charges or credits to the account	0	
Total	(76.640)	6.525

7. OTHER CURRENT ASSETS

The details of other current assets for each period are as follows:

	2005 ThCh$	2004 ThCh$
Resale agreement re instruments of Central Bank of Chile (Note 8)	589.288	
Forward contracts		8.868
ther Current Assets	589.288	8.868

8. INFORMATION ON OPERATIONS INVOLVING COMMITMENTS TO PURCHASE, COMMITMENTS TO SELL, SALES WITH REPURCHASE AGREEMENTS AND PURCHASES WITH RESALE AGREEMENTS OF INSTRUMENTS OR MARKETABLE SECURITIES

Details of the agreements in Chilean pesos signed as at June 30, 2005 are as follows:

Code	Dates Start	Dates End	Counterparty	Currency origin	Value subscription	Rate	Final value	Identification of instruments	Market value
CRV	38526	38540	BANCO CHILE	PESOS	344.079	0,26%	344.497	PRBC	344.288
CRV	38533	38540	BANCO SANTANDER SANTIAG	PESOS	245.000	0,24%	245.137	PRBC	245.000

9. INVESTMENTS IN RELATED COMPANIES

The detail of these at June 30, 2005 and 2004 is as follows:

Tax No.	Company	Country of origin	Investment control currency	No. of shares	Percentage holding 30/06/2005	Percentage holding 30/06/2004	Equity of company 30/06/2005	Equity of company 30/06/2004
61808000-5	AGUAS ANDINAS S.A.	CHILE		3.133.053.126	51	51	359.021.726	358.388.374
96974880-0	AGUAS INDUSTRIALES DEL NORTE S.	CHILE		1.000	60	60	355	920
TOTAL								

Result for year 30/06/2005	Result for year 30/06/2004	Accrued results 30/06/2005	Accrued results 30/06/2004	Equity value 30/06/2005	Equity value 30/06/2004	Book value 30/06/2005	Book value 30/06/2004
39.271.354	33.695.154	20.107.719	17.252.593	183.826.304	181.029.736	183.826.304	181.029.736
-33	-812	-20	-488	213	552	213	552
				183.826.517	181.030.288	183.826.517	181.030.288

10. GOODWILL

As at June 30, 2005 and 2004, the balances of goodwill, representing the difference between the cost and the equity value of the acquired company, are as follows:

Tax No.	Company	30/06/2005 Amount amortized in year	30/06/2005 Balance goodwill	30/06/2004 Amount amortized in year	30/06/2004 Balance goodwill
61808000-5	AGUAS ANDINAS S.A.	10.481.647	298.726.951	10.481.303	319.679.747
TOTAL		10.481.647	298.726.951	10.481.303	319.679.747

11. PROVISIONS AND WRITE-OFFS

The detail of provisions as at June 30 2005 and 2004 is as follows:

Item	Pasivo Circulante 30/06/2005 ThCh$	30/06/2004 ThCh$
Servicios devengados	12.852	-
Vacaciones devengadas	3.453	6.944
Provisión pagos provisionales mensuales	1.695	8.846
Otros beneficios al personal	3.168	6.757
Otros beneficios al personal	845	-
Total	22.013	22.547

There were no write-offs during 2005 and 2004.

12. MOVEMENT IN EQUITY ACCOUNTS

The changes in the equity of the Company during 2005 and 2004 are the following:

In accordance with the deed modifying the profits distribution dated June 3, 2005, the following was agreed:

Movement	Paid capital	Capital restatement reserve	Retained earnings	Result for the year	Paid capital	Capital restatement reserve	Retained earnings	Result for the year
Initial balance	474.157.984	19.151.583	17.850.183	10.736.172	474.157.984	7.119.651	8.032.626	9.382.187
Distribution prior year's income	0	0	10.736.172	(10.736.172)			9.382.187	(9.382.187)
Final dividend prev year			(28.586.355)					
Capital increase paid up			0					
Capitalization reserves &/or earnings	19.151.583	(19.151.583)						
Accumulated deficit development period								
Capital reduction	(24.558.390)							
Restatement of capital		4.933.096	285.864		0	3.850.221	139.319	
Result for the year				9.602.165				6.391.791
Interim dividends								
Final balance	468.751.177	4.933.096	285.864	9.602.165	474.157.984	10.969.872	17.554.132	6.391.791
Balance restated					488.960.250	11.266.058	18.028.083	6.564.369

Profits distribution.

To distribute retained earnings of ThCh$ 28,586,355 in cash according the percentage shareholdings, and simultaneously to both partners (Ondeo Servicios Chile S.A and Inversiones Aguas del Gran Santiago S.A.).

In accordance with the deed modifying capital dated June 14, 2005, the following was agreed:

Increase in capital:

Increase the capital of the Company by ThCh$ 19,151,583 by capitalizing the corresponding restatement of capital.

Series	Subscribed capital	Paid capital
-	-	468.751.177

Reduction in capital:

Reduce the Company's capital by ThCh$ 24,558,390. Once made, the capital will be reduced to ThCh$ 468,751,177. The amount of the reduction was distributed equally and simultaneously in cash between the two partners (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.).

13. PRICE-LEVEL RESTATEMENTS

The detail of the net price-level restatement credited (charged) to income is a follows:

ASSETS (CHARGES) / CREDITS	Indexation uni	30/06/2005 ThCh$	30/06/2004 ThCh$
INVENTORIES	C.P.I.		
FIXED ASSETS	C.P.I.	1	3
INVESTMENTS IN RELATED COMPANIES	C.P.I.		
CURRENT ASSETS	C.P.I.	571.266	1.709
OTHER ASSETS	C.P.I.	4.619.077	3.898.961
OTHER NON-MONETARY ASSETS	C.P.I.		
EXPENSE & COST ACCOUNTS	C.P.I.		
TOTAL (CHARGES) CREDITS		**5.190.344**	**3.900.673**
LIABILITIES (CHARGES) / CREDITS			
EQUITY		(5.218.960)	(4.097.257)
CURRENT LIABILITIES		(1.905)	(1.631)
NON-MONETARY LIABILITIES			
INCOME ACCOPUNTS			
TOTAL (CHARGES) CREDITS		**(5.220.865)**	**(4.098.888)**
(LOSS) GAIN FROM PRICE-LEVEL RESTATEMENTS		**(30.521)**	**(198.215)**

14. EXCHANGE DIFFERENCES

The net exchange differences arising in the periods to June 30, 2005 and 2004 are as follows:

ASSETS (CHARGES) / CREDITS	30/06/2005 ThTc$	30/06/2004 ThTc$
CASH & BANKS	492	0
Total (Charges) Credits	**492**	**0**

LIABILITIES (CHARGES) / CREDITS	0	0
Total (Charges) Credits	**0**	**0**
(Loss) Gain from Exchange Differences	**492**	**0**

15. STATEMENT OF CASH FLOWS

In the Statement of cash flows, cash equivalents consist of financial investments, including time deposits, marketable securities and purchase/sale agreements with terms of less than 90 days from their investment dates. The detail of the balance of cash and cash equivalents is as follows:

	30/06/2005 Ch$	30/06/2004 Ch$
Cash & banks	55.005	386.988
Marketable securities	538.267	205.073
Other current assets	589.288	-
Balance of cash & cash equivalents	**1.182.560**	**592.061**

There were no cash flows committed to the future at June 30, 2005 and 2004.

16. DERIVATIVE CONTRACTS

As of June 30, 2005, the Company maintains derivative contracts with financial institutions with the purpose of covering exchange rate risks according to the following details. These have been valued in accordance with the criteria described in Note 2 n).

DESCRIPTION OF CONTRACTS						
Type of derivative	Type of contract	Value of Contract	Term or expiry date	Specific item	Position Purchase / Sale	Item or transaction covered Name
FR	CCPE	385202	3RD QUARTER	EXCH RATE	C	NOTES & ACCNTS REL COS
FR	CCPE	286718	3RD QUARTER	EXCH RATE	C	NOTES & ACCNTS REL COS

	Value of item covered	Accounts affected Asset / Liability		Effect on Result	
Amount		Name	Amount	Realized	Unrealized
385.202	385.202	OTHER CUF	386.320	(21.591)	20.473
286.718	286.718	OTHER CUF	285.927	(12.693)	13.484

17. CONTINGENCIES AND RESTRICTIONS

At June 30, 2005 and 2004, the Company has provided a performance bond of Banco Santander in favor of its subsidiary Aguas Andinas S.A. for the sum of ThCh$ 82,705 and ThCh$ 80,462 respectively (UF 4,728.88) to guarantee the provision of contracted services.

Creditor of the guarantee	Debtor Nombre	Relationship	Type of guarantee	Assets affected Type	Book Value	Balance outstanding at date of financial statements 30/06/2005	30/06/2004
AGUAS ANDINAS S.A.	INVERSIONES AGUAS METROPOLITANA LTD	SUBSIDIAR\	PERFORMANCE BON(	0	0	82.705	80.462

18. GUARANTEES RECEIVED FROM THIRD PARTIES

The Company has received no guarantees.

19. LOCAL AND FOREIGN CURRENCIES

The Company shows the following assets and liabilities in local and foreign currency as at June 30, 2005 and 2004:

ITEM	Currency	Amount 30/06/2005	Amount 30/06/2004
Current assets			
CASH & BANKS	NON-INDEXED CH	49.425	380.002
CASH & BANKS	DOLLAR	5.580	6.986
SUNDRY DEBTORS	INDEXED CH$	1.954	0
NOTES RECEIVABLE FROM RELATED COMPANIES	NON-INDEXED CH	1.367.865	22.816.618
RECOVERABLE TAXES	INDEXED CH$	175.860	267.234
OTHER CURRENT ASSETS	NON-INDEXED CH	589.288	8.868
MARKETABLE SECURITIES	NON-INDEXED CH	538.267	205.073
Fixed assets			
FIXED ASSETS	INDEXED CH$	0	232
Other assets			
INVESTMENTS IN RELATED COMPANIES	INDEXED CH$	183.826.517	181.030.288
GOODWILL	INDEXED CH$	298.726.951	319.679.747
OTHERS	INDEXED CH$	80.697	137.656
Total Assets			
	NON-INDEXED CH	2.544.845	23.410.561
	DOLLAR	5.580	6.986
	INDEXED CH$	482.811.979	501.115.157

ITEM	Currency	More than 90 days				More than 1 year			
		30/06/2005		30/06/2004		30/06/2005		30/06/2004	
		Amount	Avge ann int rate	Amount	Avge ann int rate	Amount	Avge ann int rate	Amount	Avge ann int rate
SUNDRY CREDITORS	NON-INDEXED CH$					51.328		58.015	
PROVISIONS	NON-INDEXED CH	22.013		22.547					
INCOME TAX	INDEXED CH$	55.823							
DEFERRED TAXES	INDEXED CH$					12.966		13.082	
NOTES & ACCOUNTS PAYABLE TO RELATED COMPANIES	EUROS	1.302.916		1.137.829					
OTHER LIABILITIES	NON-INDEXED CH	34.284							
WITHHOLDINGS	NON-INDEXED CH	138.437		295.200					
TOTAL CURRENT LIABILITIES									
	NON-INDEXED CH	194.734		317.747		51.328		58.015	
	INDEXED CH$	55.823		0		12.966		13.082	
	EUROS	1.302.916		1.137.829		0		0	

[illegible]	Currency	1 to 3 years		3 to 5 years		5 to 10 years	
		Amount	Avge annual int rate	Amount	Avge annual int rate	Amount	Avge annual int rate
DEFERRED TAXES	INDEXED CH	51.701		34.467		86.167	
TOTAL LONG-TERM LIABILITIES							
	INDEXED CH	51.701		34.467		86.167	

20. SANCTIONS

Neither the Company nor directors or executives were sanctioned by the Supreintendency of Securities and Insurance during the periods covered by the financial statements.

21. SUBSEQUENT EVENTS

INVERSIONES AGUAS METROPOLITANAS S.A.

By public deed dated July 15, 2005 granted before Santiago Notary Public, Iván Torrealba, INVERSIONES AGUAS DEL GRAN SANTIAGO S.A. and ONDEO SERVICES CHILE S.A., then being the only two partners in INVERSIONES AGUAS METROPOLITANAS LIMITADA, and in accordance with clause 96 onward of Law 18.046, mutually agreed to reform its bylaws, transforming it into a corporation that will continue to operate the business.

SUMMARY OF THE BYLAWS OF INVERSIONES AGUAS METROPOLITANAS S.A.

The bylaws of INVERSIONES AGUAS METROPOLITANAS S.A. state that it is a corporation subject to the regulations governing open corporations, its bylaws and other applicable legislation.

The Company is domiciled in the City of Santiago and may establish branches, agencies or offices both within the country or overseas. The company's duration is indefinite.

The Company's objects are the following:

i) To invest in shares of the Chilean company Aguas Andinas S.A.;

ii) To provide all types of consultancy, advisory and other services related to the transfer of technology and know-how, technical assistance, business and project management, especially those related to the management and operation of the water and sewage treatment business. The capital is fully paid up and amounts to the sum of Ch$ 468,751,176,308 divided into one billion (1,000,000,000) nominal shares, all with the same series and value, and of no par value.

The Company is administered by a board of directors composed of seven members, each with an alternate, and all run for a period of three years at the end of which they must all be renewed, although they may be re-elected.

The board of directors is the Company's legal and extra-legal representative and in order to comply with the company's objects, it is legally invested with the broadest and unrestricted powers of administration and disposal, except only for those that the law or the bylaws reserve as the exclusive right of the shareholders meeting. In legal matters, it has all the powers stated in both paragraphs of clause 7 of the Civil Procedures Code, notwithstanding the legal representation that corresponds to the manager.

The Company has a general manager whose position shall be incompatible with that of a director and shall have all the powers of a businessman and those that the law grants or that board of directors may confer on him.

The Company will be dissolved by agreement at an extraordinary shareholders' meeting and for other legal reasons. Once the Company is dissolved, its liquidation shall be carried out by a Liquidation Commission.

TRANSITORY PROVISIONS OF THE TRANSFORMATION DEED.

These establish that the capital, amounting to Ch$ 468,751,176,308 and divided into 1,000,000,000 shares of one single series and of equal value, is fully paid up as indicated in the deeds of the constitution of the Company and its subsequent modifications to its style as a limited partnership.

The capital was paid in by the partners in the following proportions:

a) Ch$ 375,469,692,223 was contributed by INVERSIONES AGUAS DEL GRAN SANTIAGO S.A., corresponding to 80.1% of the total capital of the limited partnership transformed into an open corporation in such a way that this shareholder holds 801,000,000 shares in INVERSIONES AGUAS METROPOLITANAS S.A. which were understood to be held by INVERSIONES AGUAS DEL GRAN SANTIAGO S.A. as from the date of the transformation deed; and

b) Ch$ 93,281,484,085 was contributed by ONDEO SERVICES CHILE S.A., corresponding to 19.9% of the total capital of the limited partnership transformed into an open corporation in such a way that this shareholder holds 199,000,000 shares in INVERSIONES AGUAS METROPOLITANAS S.A. which were understood to be held by ONDEO SERVICIOS CHILE S.A. as from the date of the transformation deed.

NEW BOARD OF DIRECTORS

In the transformation deed mentioned previously, a provisional board of directors was appointed which shall remain in office from July 15 of this year until the next ordinary shareholders' meeting. The Company will be managed by a provisional board consisting of Ángel Simon, Alfredo Noman, Xavier Amorós, Josep Bagué, Fernando Rayón, Alain Chaigneau and Jean Marc Boursier ss titular members, and their respective alternates shall be Patricio Prieto, José Vila, Claudio Undurraga, Lluis María Puiggarí, Fernando Samaniego, Jean Paul Minette and Fernando Bravo.

APPOINTMENT OF EXTERNAL AUDITORS

Deloitte & Touche Sociedad de Auditores y Consultores Limitada have been appointed as external auditors until the first ordinary shareholders' meeting of the Company.

APPOINTMENT OF THE NEW GENERAL MANAGER

During the first meeting of the Company's board of directors held on July 18, 2005, Giovano Suazo was appointed general manager of the Company.

INSCRIPTION OF THE COMPANY IN THE SHAREHOLDERS REGISTER IN THE SUPERINTENDENCY OF SECURITIES AND INSURANCE

On July 15, 2005, Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A., as the only shareholders of Inversiones Aguas Metropolitanas S.A. agreed to proceed with the inscription of the Company and its shares in the Securities Register of the Superintendency of Securities and Insurance in order that the Company and its shareholders may make public offer of the shares.

At the time of issue of these financial statements, the Company's management is unaware of any other material information that might significantly affect the company's financial situation and/or results at June 30, 2005.

22. ENVIRONMENT

The Company has no environmental improvement projects during the years 2005 and 2004.

------------------------------ 0 ------------------------------

INVERSIONES AGUAS METROPOLITANAS LTDA. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2005 AND 2004
(In thousands of Chilean Pesos)

	2005 ThCh$	2004 ThCh$
ASSETS		
CURRENT ASSETS:		
Cash & banks	292.866	737.612
Time deposits	5.939.616	-
Marketable securities	3.397.673	205.073
Trade accounts receivable (net)	28.423.617	25.948.464
Notes receivable (net)	1.334.728	1.156.669
Sundry debtors (net)	324.276	777.625
Notes & accounts receivable - related companies	22.991	21.422.666
Inventories (net)	1.271.824	1.085.791
Taxes recoverable	979.867	1.799.770
Prepaid expenses	639.160	805.257
Deferred taxes	311.620	244.126
Other current assets	2.632.995	11.898.628
Total current assets	45.571.233	66.081.681
FIXED ASSETS:		
Land	32.358.593	29.918.576
Buildings & infrastructure	930.632.275	915.285.601
Machinery & equipment	106.352.528	103.772.580
Other fixed assets	18.968.712	18.641.520
Revaluation of fixed assets	4.730.807	4.746.981
Accumulated depreciation	(518.311.163)	(494.362.594)
Total fixed assets	574.731.752	578.002.664
OTHER ASSETS:		
Positive goodwill	357.222.877	382.042.792
Negative goodwill	(1.085)	(1.150)
Long-term debtors	9.702.964	10.263.313
Intangible assets	41.135.372	40.337.290
Amortization	(5.747.110)	(4.721.912)
Others	10.987.575	15.615.277
Total other assets	413.300.593	443.535.610
TOTAL ASSETS	1.033.603.578	1.087.619.955

The accompanying notes form an integral part of these consolidated financial statements

	2005 ThCh$	#	2004 ThCh$
LIABILITIES			
CURRENT LIABILITIES:			
Long term borrowings from banks & financial institutions - short-term portion	1.608.909		620.993
Bonds payable - short-term portion	33.895.774		18.699.272
Accounts payable	12.489.426		9.751.655
Notes payable	4.931.189		276.396
Sundry creditors	1.624.461		1.434.300
Noted & accounts payable to related companies	9.004.279		9.790.954
Accruals	13.912.146		16.157.829
Withholdings	5.643.592		5.146.021
Income tax	948.657		86.094
Unearned income	704.802		2.091.206
Other current liabilities	34.284		2.850
Total current liabilities	84.797.519		64.057.570
LONG TERM:			
Borrowings from banks & financial institutions	67.150.000		70.341.921
Bonds payable	185.014.307		216.898.053
Notes payable	24.846.380		26.217.263
Sundry creditors	1.625.025		2.139.003
Accruals	7.817.526		8.086.781
Deferred taxes	2.649.138		3.131.264
Other long-term liabilities	932.550		1.395.762
Total long-term liabilities	290.034.926		328.210.047
MINORITY INTEREST	175.198.831		172.533.568
SHAREHOLDERS' EQUITY:			
Paid-in capital	468.751.177		486.960.250
Capital restatement reserve	4.933.096		11.266.058
Retained earnings	285.864		18.028.093
Net income for the period	9.602.165		6.564.369
Interim dividends	-		-
Total shareholders' equity	483.572.302		522.818.770
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1.033.603.578		1.087.619.955

INVERSIONES AGUAS METROPOLITANAS LTDA. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED ON JUNE 30, 2005 AND 2004
(In thousands of Chilean Pesos)

	2005 ThCh$	2004 ThCh$
OPERATING RESULT		
Sales	109.810.188	99.661.052
Cost of sales	(40.531.008)	(37.101.435)
OPERATING MARGIN	69.279.180	62.559.617
ADMINISTRATIVE & SELLING EXPENSES	(16.815.165)	(16.592.695)
OPERATING INCOME	52.464.015	45.966.922
NON-OPERATING RESULT		
Financial income	2.859.954	1.871.045
Other non-operating income	2.636.877	2.901.744
Amortization of positive goodwill	(12.416.233)	(12.415.825)
Financial expenses	(8.293.297)	(8.497.689)
Other non-operating expenses	(86.079)	(129.593)
Price-level restatement	387.339	860.078
Exchange differences	523	(6.077)
Non-operating income	(14.910.916)	(15.416.317)
INCOME BEFORE INCOME TAX	37.553.099	30.550.605
INCOME TAX	(8.787.128)	(7.543.830)
INCOME BEFORE MINORITY INTEREST	28.765.971	23.006.775
MINORITY INTEREST	(19.163.839)	(16.442.439)
NET INCOME	9.602.132	6.564.336
AMORTIZATION OF NEGATIVE GOODWILL	33	33
NET INCOME FOR THE PERIOD	9.602.165	6.564.369

The accompanying notes form an integral part of these consolidated financial statements

INVERSIONES AGUAS METROPOLITANAS LTDA. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED ON JUNE 30, 2005 AND 2004
(In thousands of Chilean Pesos)

	2005 ThCh$	2004 ThCh$
NET CASH FLOW FROM OPERATING ACTIVITIES:		
Collection of trade account receivables	136.337.421	130.262.542
Financial income received	782.599	332.896
Other income received	1.406.872	2.914.163
Payments to suppliers & personnel	(48.203.915)	(46.834.876)
Interest paid	(6.458.405)	(6.632.053)
Income tax paid	(7.665.173)	(8.546.838)
Other expenses paid	(157.819)	(1.113.408)
VAT & similar payments	(14.569.089)	(13.479.604)
Total net cash flow from operating activities	61.472.491	56.902.822
NET CASH FLOW FROM FINANCING ACTIVITIES:		
Loans obtained	-	16.014.402
Loans from other sources	8.197.959	7.417.403
Dividend payments	(28.586.355)	-
Capital reduction	(24.558.390)	-
Loan repayments	(201.782)	(296.750)
Bonds paid	(15.747.515)	(941.930)
Payment of bond issuance & placement costs	-	-
Other financing disbursements	(35.538.002)	(23.698.028)
Total net cash flow from financing activities	(96.434.085)	(1.504.903)
NET CASH FLOW FROM INVESTING ACTIVITIES:		
Sales of fixed assets	46.215	465.644
Payment received on loans to related companies	53.389.689	27.452
Acquisition of fixed assets	(11.835.239)	(29.545.364)
Payment of capitalized interest	(280.775)	(142.366)
Other loans to related companies	(32.096.000)	(21.470.373)
Other investment disbursements	(1.299.717)	(160.584)
Total net cash flow from investing activities	7.924.173	(50.825.591)
TOTAL NET CASH FLOW FOR THE YEAR	(27.037.421)	4.572.328
EFFECT OF INFLATION ON CASH & CASH EQUIVALENTS	(736.538)	(240.897)
NET CHANGE IN CASH & CASH EQUIVALENTS	(27.773.959)	4.331.431
OPENING BALANCE OF CASH & CASH EQUIVALENTS	40.027.402	8.489.494
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	12.253.443	12.820.925

The accompanying notes form an integral part of these unconsolidated financial statements

INVERSIONES AGUAS METROPOLITANAS LTDA. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED ON JUNE 30, 2005 AND 2004
(In thousands of Chilean Pesos)

	2005 ThCh$	2004 ThCh$
RECONCILIATION OF NET RESULT FOR THE YEAR WITH OPERATING CASH FLOW:		
Net income for the year	9.602.165	6.564.369
Gain on sale of fixed assets	(3.750)	(27.289)
Charges (credits) to income not representing cash flows:		
Depreciation for the year	16.166.071	15.760.351
Amortization of intangible assets	511.845	504.115
Write-offs & provisions	841.331	1.969.320
Amortization of positive goodwill	12.416.233	12.415.825
Amortization of negative goodwill	(33)	(33)
Net price-level restatement	(387.339)	(860.078)
Net exchange differences	(523)	6.077
Other credits to income statement not representing cash flows	(1.391.901)	(988.047)
Other charges to income statement not representing cash flows	822.392	768.732
Changes in assets affecting operating cash flows (increase) decrease:		
Trade accounts receivable	2.472.908	(4.106.654)
Inventories	132.580	180.297
Other assets	(221.531)	11.657.900
Changes in liabilities affecting operating cash flows increase (decrease):		
Accounts payable related to operating income	(6.077.025)	(3.132.350)
Interest payable	926.048	890.455
Income tax payable	851.881	(1.307.921)
Other accounts payable related to the non-operating result	2.954.081	(657.481)
VAT & similar payable (net)	2.693.219	822.795
Gain (Loss) on minority interest	19.163.839	16.442.439
NET CASH FLOW FROM OPERATING ACTIVITIES:	61.472.491	56.902.822

The accompanying notes form an integral part of these consolidated financial statements

(In thousands of Chilean Pesos)

1. REGISTRATION IN THE SECURITIES REGISTER

Inversiones Aguas Metropolitanas Ltda. was established on May 19, 1999 under a deed drawn up before Notary Public Juan Ricardo San Martin and inscribed in the Business Register under Number 9027 of May 24, 1999.

The object of the Company is to invest in all types of rights and shares and public negotiable paper and, in general, in all types of investment instruments of any type, and especially in establishing, constructing and running public services destined to the production and distribution of drinking water, the disposal and treatment of waste water and the provision of services through its participation in other companies and in general in any form of association.

Inversiones Aguas Metropolitanas Limitada is currently arranging its inscription in the Securities Register of the Superintendency of Securities and Insurance.

As indicated in Note 30, on July 15, the partners of Inversiones Aguas Metropolitanas Limitada approved the transformation of the Company from a limited liability company to a corporation.

The Company's subsidiaries are:

Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A. and are registered under Numbers 0346, 0369, 0389 and 0402 respectively, in the Securities Register of the Superintendency of Securities and Insurance. Consequently, these Companies are subject to the regulatory authority of that Superintendency.

2. ACCOUNTING PRINCIPLES APPLIED

a) Accounting period

These financial statements correspond to the periods between January 1 and June 30, 2005 and 2004 respectively.

b) Preparation

These consolidated financial statements have been prepared for comparative purposes in accordance with accounting principles generally accepted in Chile, as published by the

Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance.

Should there be differences between the two, the instructions of the Superintendency of Securities and Insurance shall prevail.

c) Presentation

For comparison purposes, the financial statements at June 30, 2004 and their respective notes are shown restated off the books by 2.7%, corresponding to the variation in the Consumer Price Index during the last twelve months, with a one-month time lag.

d) Bases of consolidation

The consolidated financial statements comprise the assets, liabilities, results and cash flows of the Parent Company and its subsidiaries. The transactions undertaken between the consolidated Companies have been eliminated and the participation of the minority investors has been recorded as Minority Interest.

e) Price-level restatement

The consolidated financial statements have been restated for monetary correction in accordance with accounting principals generally accepted in Chile, in order to reflect changes in the purchasing power of the currency between January 1 and June 30, 2005 and 2004, which were 1% and 0.8% respectively, with a one-month time lag.

The balances of the income statement accounts were also restated to express them at year-end values.

f) Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at June 30, of each year, at the following rates:

	2005 Ch$	**2004** Ch$
US Dollar	579.00	636.30
Unidad de Fomento	17,489.25	17,014.95
Euro	700.80	775.88

Certain assets and liabilities are denominated in Unidades de Fomento ("UF"). The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on changes in the Consumer Price Index. The adjustments to the closing value of UF-denominated assets and liabilities are included in the Price-level restatement account in the Consolidated Statement of Operations.

g) Time deposits

Time deposits are shown at their investment value plus indexation adjustments and interest accrued as at the close of the financial statements.

h) Marketable securities

Marketable securities reflect the investments in mutual funds units made by the Company. These are shown at their redemption value as at the closing date of these financial statements.

i) Inventories

Materials are shown at their restated cost which does not exceed their respective replacement costs at each period-end.

There is an allowance for obsolescence of dispensable materials whose permanence in stock without movement exceeds one year.

j) Estimate of doubtful accounts

The estimate of doubtful accounts depends on the age of the debts and their history of recovery, as follows:

- A 100% provision is established for customers with debts outstanding for over 8 months.

- For the subsidiary, Aguas Andinas S.A., a provision of 20% of the consumer debts transformed into payment agreements is established for cases classified as "non social cases". For cases classified as "social cases", a provision of 40% of the agreed total is established. In the case of the subsidiaries, a provision of 20% of the agreed balance is established.

- A provision is established on the total overdue debt of notes receivable.

k) Fixed assets

For the subsidiary Aguas Andinas S.A., the fixed assets transferred by the predecessor entity are shown at their appraisal values determined by independent consultants in accordance with a technical study made in 1977 and restated for inflation. Acquisitions after 1977 are shown at their restated cost.

The subsidiary Aguas Cordillera S.A. shows its specific accounts at cost, plus the readjustment value, both restated.

The Company and the other subsidiaries show their fixed assets at their restated cost.

The fixed assets include the principal renovations and improvements but not maintenance costs or minor repair expenses which are charged to income in the year in which they are incurred.

Work in progress includes financing costs incurred until the assets are in a condition to be used, in accordance with Technical Bulletin No.31 of the Chilean Institute of Accountants.

Furthermore, direct remunerations, consultancy costs and other inherent and identifiable expenses are included in the costs of some works.

l) Depreciation of fixed assets

Depreciation is calculated using the straight-line method on the restated book values and over the remaining useful lives of the respective assets.

m) Leased assets

Lease contracts classified as financial leases are recorded in accordance with Technical Bulletin No.22 of the Chilean Institute of Accountants.

Leased assets are valued and depreciated in the same way as other fixed assets.

The assets acquired this way are not legally owned by the Company until it has exercised its purchase option, and meanwhile the Company may not freely dispose of them.

n) Intangible assets

Water rights, rights of way and other rights are shown at their restated cost of acquisition, net of amortization, in accordance with Technical Bulletin No.55 of the Chilean Institute of Accountants.

Intangible assets are being amortized over a period of 40 years from the date of acquisition or as from 1998 as it is believed that they will provide benefits during those periods.

o) Goodwill

Goodwill represents the excess paid over the proportional equity value on the purchase of shares in Aguas Andinas S.A,, Aguas Cordillera S.A. and Comercial Orbi II S.A. Negative goodwill represents the lower price paid in relation to the proportional equity value on the purchase of shares in Hidráulica Manquehue Ltda. Negative and positive goodwill is amortized over a period of 20 years from the date of acquisition because it is estimated that the investment is recovered during this term.

p) Operations under resale agreements

The purchase of securities under resale agreements is valued as a fixed rate investment and is shown in Other Current Assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

q) Bonds payable

This is the obligation for the placement of bonds issued by the Companies on the domestic market, shown at their nominal value plus indexation adjustments and interest accrued at the period-end. The discount incurred on the placement of the bonds is deferred over their term, in accordance with Circular 1,370 of the Superintendency of Securities and Insurance.

The costs of placing bonds on the domestic market incurred by the subsidiary, Aguas Cordillera S.A., in the years 1991, 1992, 1993, 1994 and 1995, were charged to income in the respective years.

r) Income tax and deferred taxes

The Company and its subsidiaries have provided for income tax on the basis of the net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and contained in Circular 1,466 of the Superintendency of Securities and Insurance, the Company and its subsidiaries record the effects of deferred taxes resulting from timing differences, tax losses that imply a tax benefit and other events that create differences between the financial and tax treatment. The subsidiary Aguas Andinas S.A. recorded its effects as from the year ended on December 31, 1999.

The Company and other subsidiaries registered these effects as from the beginning of the year 2000, recording deferred taxes originated by the accumulated timing differences in asset and liability accounts with credits and charges, respectively, to complementary accounts which are amortized, affecting income tax for the year, over a weighted average period for reversal. These complementary accounts reflect the reduction in the corresponding assets and liabilities for the deferred taxes that originated them.

s) Derivative contracts

The Company has signed exchange risk cover contracts with financial institutions. These contracts were defined as hedging of existing entries and have been contracted and assigned as hedging instruments against a variation in the rate of exchange and have been recorded in accordance with Technical Bulletin N° 57 of the Chilean Institute of Accountants.

t) Severance indemnities

In the subsidiary Aguas Andinas S.A., a provision was established for severance indemnities at their current value up until August, 2002 for each of the existing collective contracts. This provision shall remain fixed as at that date and will only be restated quarterly, in accordance with the variation in the Consumer Price Index due to the fact that as from August 2002, the new collective contracts came into effect and these establish that the severance indemnities will be those indicated in the Labor Code.

In the subsidiaries Aguas Cordillera S.A. and Aguas Los Dominicos S.A. provisions were established for severance indemnities at their current value up until December 2002 and

January 2003 for each of the existing collective contracts. These provisions shall remain fixed as at those dates and will only be restated for inflation on a quarterly basis in accordance with the variation in the Consumer Price Index. This is due to the fact that as from those dates, the new collective contracts came into effect and these establish that the severance indemnities will be those indicated in the Labor Code.

The new collective agreements signed with the workers of Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Dominicos S.A. establish that the workers who retire from the company at the legal retirement age shall continue to accrue the benefit of a severance indemnity beyond the dates stated in the previous paragraph.

This obligation of the subsidiary Aguas Andinas S.A. to pay the additional indemnity that is estimated the workers that retire from the Company shall receive, is provided for at the present value determined in accordance with the accrued cost of the benefit method discounted at a rate of 4.8% per annum.

In addition, in the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A., there are individual contracts that are recorded at the current value in accordance with the terms of these contracts.

Advances paid to personnel against these funds in Aguas Andinas S.A. and Aguas Cordillera S.A. are shown as long-term debtors. They will be imputed against the final settlement after an indexation adjustment, as stipulated in the agreements mentioned.

u) Sales

Sales of the water treatment subsidiaries are recorded on the basis of the consumption read and billed to each customer, divided into groups for monthly invoicing and valued in accordance with the tariff fixed by the Superintendency of Sanitation Services (SISS) for a period of five years.

Consumption read and not billed is also shown valued at the average price of each billing group.

v) Computer software

The computer software was acquired as computer packages and these are shown in Other Fixed Assets, in accordance with Circular 981 of the Superintendency of Securities and Insurance.

w) Research and development expenses

Expenses incurred in studies, research and development of projects that do not come to fruition are charged directly to income for the year. Otherwise, they form part of the costs of the corresponding project.

x) Statement of cash flows

The Company considers as cash and cash equivalents its balances in unrestricted bank checking accounts, time deposits, marketable securities and repurchase/sale agreements whose redemption will take place within 90 days from the date the investment was made and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include revenues and expenses of the Company and its subsidiaries and all other income and expenses that are treated as non-operating in the Statement of Income.

		Percentage participation			
TAX I.D. N°	NAME	30/06/2005 DIRECT	30/06/2005 INDIRECT	30/06/2005 TOTAL	30/06/2004 TOTAL
80.311.300-9	Aguas Andinas S.A.	51,2020	0,0000	51,2020	51,2020
96.974.880-0	Aguas Industriales del Norte S.A.	60,0000	0,0000	60,0000	60,0000
80.3113.00-9	Aguas Cordillera S.A.	0,0000	99,9900	99,9900	99,9999
96.945.210-3	Ecoriles S.A.	0,0000	100,0000	100,0000	100,0000
96.828.120-8	Gestión y Servicios S.A.	0,0000	100,0000	100,0000	100,0000
96.568.220-1	Aguas Los Dominicos S.A.	0,0000	99,9497	99,9497	99,9497
96.967.550-1	Análisis Ambientales S.A.	0,0000	100,0000	100,0000	100,0000
96.809.310-K	Comercial Orbi II S.A.	0,0000	100,0000	100,0000	100,0000
89.221.000-4	Aguas Manquehue S.A.	0,0000	100,0000	100,0000	100,0000
87.538.200-4	Hidráulica Manquehue Limitada	0,0000	100,0000	100,0000	100,0000

3. ACCOUNTING CHANGES

The subsidiaries Aguas Andinas S.A. Aguas Cordillera S.A. and Aguas Los Domínicos S.A. have collective labor contracts with their employees which provide for indemnities in accordance with the Labor Code and an additional indemnity if they agree to retirement while being employed by the company.

To calculate this additional indemnity, these subsidiaries use the present value of such obligations based on their accrued cost for those who are covered by the collective contract and it is believed will be in the company at retirement date. The discount rate used for this calculation has been changed from 6.5% at December 2004 to 4.8% at June 2005, resulting from a study made by the subsidiaries.

The effect of this change on the consolidated results for the 2005 period amounts to a charge of ThCh$67,842.

There have been no other accounting changes that should be mentioned during the periods ended June 30, 2005 and 2004.

4. SHORT AND LONG TERM DEBTORS

Trade accounts receivable relate to the billings of the subsidiaries for consumption of drinking water, sewage services, sewage treatment and other associated services, with balances classified as short and long term.

The balance of trade accounts receivable includes a provision for revenues accrued as at June 30, 2005 and 2004 of ThCh$10,633,281 and ThCh$8,937,284 respectively, on consumption read but not billed as at the end of each period.

The balance of debtors as at June 30, 2005 and 2004 is broken down as follows:-

For the subsidiary Aguas Andinas S.A.: Residential 80.65%, Commercial 16.22% and Industrial and Others 3.13%, while as at June 2004 the breakdown was: Residential 80.99%, Commercial 15.63% and Industrial and Others 3.38%.

For Aguas Cordillera S.A.: Residential 84.30%, Commercial 15.44% and Industrial and Others 0.26%, while as at June 2004 the breakdown was: Residential 85.11%, Commercial 14.62% and Industrial and Others 0.27%.

For Aguas Los Dominicos S.A.: Residential 90.04%, Commercial 9.89% and Industrial and Others 0.07%, while as at June 2004 the breakdown was: Residential 90.17%, Commercial 9.77% and Industrial and Others 0.06%.

For Aguas Manquehue S.A.: Residential 70.59%, Commercial 29.24% and Industrial and Others 0.17%, while as at June 2004 the breakdown was: Residential 73.35%, Commercial 25.50% and Industrial and Others 1.15%.

The subsidiaries have established allowances for doubtful debtors as follows:

a) Provisions for bad debtors have been set up by the subsidiaries as explained in Note 2 j). Of the amounts provided for as of June 30, 2005 and 2004, ThCh$ 423,098 and ThCh$ 1,621,904, respectively, were charged to the results for the corresponding period. Of these provisions as at June 30, 2005 and 2004, debts amounting to ThCh$ 0 and ThCh$ 49,148, respectively, have been written off.

b) Allowances for repayment agreements correspond to agreements on the repayment of debts signed with customers by which they may have a right to a commercial discount in the event that they fully comply with what they agreed. The amount of this concept is ThCh$ 2,019,312 and the charge to income at June 30, 2005 was ThCh$ 170,615 (nil at June 2004).

The principal component of long-term debtors is advances against indemnities, as indicated in Note 2 t).

Notes receivable is comprised mainly of promissory notes accepted by clients as a result of agreements with property developers.

The balance of short-term sundry debtors corresponds principally to a credit card receivables and long-term debtors to agreements signed with property developers and to advances against indemnities.

	Current							Long term	
	Up to 90 days		90 days to 1 year		Subtotal	Total current (net)			
Account	2005 ThCh$	2004 ThCh$	2005 ThCh$	2004 ThCh$		2005 ThCh$	2004 ThCh$	2005 ThCh$	2004 ThCh$
Trade accounts receivable	37.387.439	36.508.460	2.349.834	1.735.618	39.737.273	28.423.617	25.948.464	1.876.527	1.065.749
Estimate of doubtful accounts	-	-	-	-	11.313.656	-	-	-	-
Notes receivable	1.135.385	807.025	367.238	476.790	1.502.623	1.334.728	1.156.669	165.902	184.513
Estimate of doubtful accounts	-	-	-	-	167.895	-	-	-	-
Sundry debtors	245.663	777.463	118.296	54.309	363.959	324.276	777.625	7.660.535	9.013.051
Estimate of doubtful accounts	-	-	-	-	39.683	-	-	-	-
Total long-term debtors								9.702.964	10.263.313

5. BALANCES & TRANSACTIONS WITH RELATED COMPANIES

Transactions with indirectly related companies

Notes and accounts receivable

The accounts receivable from Constructora ACSA Ltda. and Aguas de Levante S.A. correspond to sales of materials at a term of 30 days, with no interest.

There is also an account receivable from Aguas Décima S.A. for laboratory services and sales of materials at a term of 30 days, with no interest.

The debts pertaining to Aguas Argentinas, Ondeo Puerto Rico and Aguas de Saltillo relate to the reimbursement of expenses.

The account receivable from Degrémont Agencia en Chile S.A. corresponds to contracts for laboratory services at a term of 30 days, with no interest.

The transactions with Brisaguas S.A. correspond to sales of materials at a payment term of 70 days, with no interest.

The accounts receivable from Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A. correspond to trade current accounts that are not subject to interest and are indexed as from January 1, 2005.

Notes and accounts payable

The contract for the construction of the La Farfana sewage treatment plant and its operation until July 2005 was awarded under a public tender to Degrémont S.A. Agency in Chile. This was a turnkey construction contract with a performance guarantee and payments under this contract are expressed in Unidades de Fomento. The construction was concluded in September 2003 and the Company has been charging for operating the plant since October 2003.

The debt with Aguas de Levante S.A. relates to the purchase of materials at a term of 30 days, with no interest.

The debt with Acsa Agbar Construcción S.A. relates to a contract for the renewal and installation of sewage piping and to withholdings made from payment statements the construction works.

The debt with Constructora Acsa Ltda. corresponds to the sale of materials at a payment term of 60 days, with no interest.

The debt with Brisaguas S.A. corresponds to collections paid in accordance with the contract.

The debt with Omniloic Telecomunicaciones chile relates to redio-communication and transmission network maintenance services

The debt with NALCO Química Ltda relates to purchases of materials.

The accounts payable to Sociedad General Aguas de Barcelona S.A. and Suez Lyonnaise des Eaux relate to contracts in euros for services provided since the year 2001.

TAX I.D. N°	COMPANY	Short term 30/06/2005 ThCh$	30/06/2004 ThCh$	ThCh$	Long term 30/06/2005 ThCh$	30/06/2004 ThCh$	ThCh$
77329730-4	Inversiones Aguas del Gran Santiago S.A.	-	10.684.150	-	-	-	-
96885200-0	Ondeo Services Chile S.A.	-	10.684.150	-	-	-	-
77030800-3	Constructora Acsa Ltda.	637	18.605	-	-	-	-
1-9	Aguas Argentinas	-	14.455	-	-	-	-
96703230-1	Aguas Decima S.A.	3.090	1.328	-	-	-	-
1-9	Aguas de Saltillo	-	6.041	-	-	-	-
59066560-6	Degrémont Agencia en Chile S.A.	16.978	10.890	-	-	-	-
96864190-5	Brisaguas S.A.	219	65	-	-	-	-
1-9	Ondeo Puerto Rico	-	2.982	-	-	-	-
59094680-K	Aguas de Levante S.A.	2.067	-				
	Total	22.991	21.422.666	-	-	-	-

TAX I.D. N°	COMPANY	Short term 30/06/2005 ThCh$	30/06/2004 ThCh$	ThCh$	Long term 30.06.2005 ThCh$	30/06/2004 ThCh$
59066560-6	Degrémont Agencia en Chile S.A.	7.145.454	8.264.942		-	-
59094680-K	Aguas de Levante S.A.	453.247	315.171		-	-
59096940-0	Acsa Agbar Construcción S.A.	65.100	66.857		-	-
77030800-3	Constructora Acsa Ltda.	1.352	-		-	-
96864190-5	Brisaguas S.A.	8.822	-		-	-
96847530-4	Omnilogic Telecomunicaciones Chile	11.721	-			
85417200-K	Nalco	15.667	6.155			
0000001-9	Sociedad General Aguas de Barcelona S.A.	1.042.333	910.263		-	-
0000001-9	Suez Lyonnaise Des Eaux	260.583	227.566		-	-
	Total	9.004.279	9.790.954	-	-	-

Company	Tax I.D. N°	Relationship	Description of transaction	30/06/2005 Amount ThCh$	30/06/2005 Effect on results (charge)/credit ThCh$	30/06/2004 Amount ThCh$	30/06/2004 Effect on results (charge)/credit ThCh$
Suez Lyonnaise des Eaux	00000001-9	Indirect	Consultancy received	611.184	(611.184)	675.581	(675.581)
Sociedad Gral. de Aguas de Barcelona S.A.	00000001-9	Indirect	Consultancy received	1.426.095	(1.426.095)	1.576.356	(1.576.356)
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Loans granted	25.632.000	-	10.684.150	-
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Reduction of capital in IAM	19.671.271	-	-	-
Ondeo Services Chile S.A.	96.885.200-0	Partner	Loans granted	6.368.000	-	10.684.150	-
Ondeo Services Chile S.A.	96.885.200-0	Partner	Reduction of capital in IAM	4.887.120	-	-	-
Degrémont S.A. Agencia en Chile	59.066.560-6	Related Co.	Construction of treatment plant	10.276	-	11.673.125	-
Aguas Levante S.A.	59.094.680-K	Related Co.	Purchase of materials	690.934	(690.934)	788.832	(788.832)
Acsa Agbar Construcción S.A.	59.096.940-0	Related Co.	Contract renewal of piping	14.064	-	948.580	-
Degrémont S.A. Agencia en Chile	59.066.560-6	Related Co.	Plant operation	3.675.874	(3.675.874)	2.471.326	(2.471.326)
Nalco Ind. Servicios Chile Ltda	85417200-K	Related Co.	Purchase of materials	20.566	20.566	-	89.715
Ondeo Services Chile S.A.	96.885.200-0	Partner	Profit distribution	5.688.685	-	-	-
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Profit distribution	22.877.671	-	-	-

6. DEFERRED TAXES AND INCOME TAX

The detail of the net taxable income and other concepts at june 30, 2005 and 2004 of the Company and its subsidiaries is as follows:

		2005 ThCh$	2004 ThCh$
a.	Taxable income	53,286,349	41,964,296
	Tax loss	(25,749)	(90,812)
b.	Balance of taxed profits	76,708,399	62,974,737
c.	15% credit for shareholders	317,141	726,511
	16% credit for shareholders	347,213	344,610
	16.5% credit for shareholders	778,372	3,704,990
	17% credit for shareholders	13,839,870	6,647,198
d.	Tax loss*		

* The tax losses relate to the subsidiaries Hidráulica Manquehue Ltda. and Comercial ORBI II S.A. at June 30, 2005 and to Aguas Industriales del Norte S.A. at June 2004.

Account	Term ThCh$	Term ThCh$	Term ThCh$	Term ThCh$	Term ThCh$	Term ThCh$	Term ThCh$	Term ThCh$
Provision doubtful accounts	99.912	1.953.375	-	-	85.002	2.090.085	-	-
Unearned income	51.835	99.198	-	-	70.038	146.380	-	-
Provision for vacations	130.263	86.105	-	-	113.012	76.132	-	-
Leased assets	459	-	75.502	-	-	-	81.927	-
Depreciation of fixed assets	-	-	-	4.408.690	-	-	-	3.883.392
Severance indemnities	78.410	22.697	-	-	35.749	-	-	-
Other events	-	610.475	-	-	2.067	108.168	-	-
Accruals on participations	736	-	21	-	342	-	22	-
Obsolete materials	-	-	-	-	-	-	-	-
Costs of investments in related companies	-	-	13.553	266.078	-	-	14.263	289.931
Software	-	-	-	138.219	-	-	-	177.046
Bond placement discount	-	-	-	1.537.219	-	-	-	1.848.498
Tax losses	-	4.377	-	-	3.683	-	-	-
Litigation	11.515	143.639	-	-	3.914	149.293	-	-
Obsolescence fixed assets	-	-	-	-	-	10.246	-	-
Deferred expenses	-	-	11.078	88.613	-	-	10.232	91.238
Water rights	-	36.275	-	-	-	36.274	-	-
Reimbursable financial contributions KW/H	3.016	-	-	-	3.097	-	-	-
Provisión pérdida enajenación activos	36.367	-	-	-	37.349	-	-	-
Provision on repayment agreements	-	333.286	-	-	-	-	-	-
Leasing transactions	-	-	739	-	-	-	-	-
Others								
Complementary accounts - net of amortization	-	-	-	504.631	-	-	-	542.263
Valuation allowance	-	4.377	-	-	3.683	-	-	-
Total	412.513	3.285.050	100.893	5.934.188	350.570	2.616.578	106.444	5.747.842

Income Tax	**30/06/2005** ThCh$	**30/06/2004** ThCh$
Current tax charge (tax provision)	(9.058.678)	(7.133.931)
Adjustment tax charge (previous year)	(44.083)	(196.609)
Effect of deferred tax for year on assets or liabilities	347.637	(171.931)
Beneficio tributario por pérdidas tributarias	(18.825)	(18.824)
Effect of amortization on complementary accounts	3.786	(3.037)
Effect of deferred tax on assets or liabilities from change in the valuation allowance	-	-
Other charges or credits to the account	(16.965)	(19.498)
Total	**(8.787.128)**	**(7.543.830)**

7. OTHER CURRENT ASSETS

The details of other current assets for each period are as follows:

	2005 ThCh$	2004 ThCh$
Instruments issued by the Central Bank of Chile	2,623,288	11,878,240
Agreements receivable	0	7,358
Guarantees for paving rights	9,707	3,764
Others	0	8,868
Forward contracts		
Total Other Current Assets	2,632,995	11,898,628

8. INFORMATION ON OPERATIONS INVOLVING COMMITMENTS TO PURCHASE, COMMITMENTS TO SELL, SALES WITH REPURCHASE

AGREEMENTS AND PURCHASES WITH RESALE AGREEMENTS OF INSTRUMENTS OR MARKETABLE SECURITIES

Details of the agreements in Chilean pesos signed as at June 30, 2005 and which correspond to fixed rate instruments with a resale agreement are as follows:

Sales with repurchase agreements (SRA) and purchases with resale agreements (PRA)

DATES FROM	DATES TO	COUNTERPART	CURRENCY	VALUE AT SUBSCRIPTION DATE	RATE	FINAL VALUE	TYPE OF INSTRUMENT	MARKET VALUE
30/06/2005	12/07/2005	Banco Santander Santiago	Chilean Pesos	2.034.000	2.88% p.a.	2.036.115	PRBC	2.034.000
23/06/2005	07/07/2005	Banco de Chile	Chilean Pesos	344.079	3.12% p.a.	344.497	PRBC	344.288
30/06/2005	07/07/2005	Banco Santander Santiago	Chilean Pesos	245.000	2.88% p.a.	245.137	PRBC	245.000

9. FIXED ASSETS

These comprise the following:

	2005 ThCh$	2004 ThCh$
Land	**32.358.593**	**29.918.576**
Land	32.358.593	29.918.576
Buildings and infrastructure	**469.822.375**	**467.590.020**
Gross value	930.632.275	915.285.601
Accumulated depreciation	(460.809.900)	(447.695.581)
Machinery and equipment	**63.545.150**	**70.451.976**
Gross value	106.352.528	103.772.580
Accumulated depreciation	(42.807.378)	(33.320.604)
Other fixed assets	**4.768.820**	**5.814.643**
Gross value	18.968.712	18.641.520
Accumulated depreciation	(14.199.892)	(12.826.877)
Technical revaluation	**4.236.814**	**4.227.449**
Technical revaluation of land	5.268.392	5.270.882
Technical revaluation of distribution network	1.463.159	1.477.652
Accumulated depreciation	(1.458.934)	(1.436.191)
Technical revaluation of sewage collectors	(355.573)	(355.562)
Accumulated depreciation	234.048	220.572
Technical revaluation of civil works	(1.217.634)	(1.217.654)
Accumulated depreciation	370.834	349.552
Technical revaluation of machinery and equipment	(427.537)	(428.337)
Accumulated depreciation	360.059	346.535
Total net fixed assets	**574.731.752**	**578.002.664**

Depreciation for the year

As of June 30, 2005 and 2004, the charge to the Statement of Income for depreciation is as follows:

	2005 ThCh$	2004 ThCh$
Charged to:		
Cost of sales	14.828.952	14.406.724
Administrative and selling expenses	1.337.119	1.353.627
Total	**16.166.071**	**15.760.351**

The subsidiary Aguas Andinas S.A. maintains seventy-five plots of land registered on its books. These were transferred free of charge by the Chilean State and they are booked at a value of Ch$ 1 each. There are also fixed assets with an expired accounting useful life. For this reason, they figure with a value of Ch$ 1 even though they are still in operation. Furthermore, there are transfers that constitute contributions from third parties and these are governed under Decree Law N° 70 of 1988 of the Ministry of Public Works and by the provisions of Article N° 36 of D.S. MINECON Regulation N° 453 of 1989. These are explained in Note 32.

In accordance with Transitory Clause No.3 of Decree Law 382 of 1988, the General Law on Sanitation Services, the subsidiary Aguas Cordillera S.A. removed from its accounts all assets financed by third parties and all Chilean State assets. As a result of the application of this regulation, the Company maintains a physical off-the-books control over those assets and, consequently, the calculations of price-level restatement and depreciation of these assets do not affect its financial statements in any way. The reason for the off-the-books control is that these assets form part of the sanitation infrastructure that the Company must operate and maintain.

Assets acquired under financial leases were from Telectronic S.A. and are shown as Other fixed assets, under a 48-month contract amopunting to ThCh$ 15,930.

10. GOODWILL

As at June 30, 2005 and 2004, the balances of goodwill, representing the difference between the acquisition value and the equity value of the acquired company, are as follows:

GOODWILL

Tax I.D. N°	Company	30/06/2005		30/06/2004	
		Amortization for the year ThCh$	Balance Goodwill ThCh$	Amortization for the year ThCh$	Balance Goodwill ThCh$
61.808.000-5	Aguas Andinas S.A.	10.481.648	298.726.950	10.481.303	319.679.746
80.311.300-9	Aguas Cordilleras S.A.	1.830.816	55.229.617	1.830.756	58.889.314
96.809.310-K	Comercial Orbi II S.A.	103.769	3.266.310	103.766	3.473.732
Total		**12.416.233**	**357.222.877 0**	**12.415.825 0**	**382.042.792**

NEGATIVE GOODWILL

Tax I.D. N°	Company	30.06.2005		30.06.2004	
		Amortization for the year ThCh$	Balance Negative Goodwill ThCh$	Amortization for the year ThCh$	Balance Negative Goodwill ThCh$
87.538.200-4	Hidraulica Manquehue Ltda.	33	1.085	33	1.150
Total		**33**	**1.085**	**33**	**1.150**

11. INTANGIBLE ASSETS

The balances as at June 30, 2005 and 2004 of disbursements for the restated cost of intangible assets (Note 2 n) are:

	2005 ThCh$	2004 ThCh$
Water rights	19.447.579	18.756.477
Leased water rights (1)	515.476	515.501
Rights of way	14.597.176	14.490.387
Other rights (2)	6.575.141	6.574.925
Subtotal	41.135.372	40.337.290
Accumulated amortization water rights	(3.070.003)	(2.588.631)
Accumulated amortization leasing (1)	(17.548)	(4.388)
Accumulated amortization rights of way	(2.166.423)	(1.802.588)
Amortization other rights (2)	(493.136)	(326.305)
Subtotal	(5.747.110)	(4.721.912)
Net total intangible assets	**35.388.262**	**35.615.378**

Amortization for the year:	2005	2004
	ThCh$	ThCh$
Water rights	238.760	234.789
Other rights	84.606	82.187
Rights of way	181.898	180.571
Leased water rights	6.581	6.568
Total amortization	**511.845**	**504.115**

(1) The water rights acquired under a lease contract signed on March 14, 2003 for a period of 48 months were registered as Intangible Assets.

(2) Other Rights relate to the purchase of gratuitous rights to drinking water consumption from the Municipality of Santiago, which are being amortized over 40 years.

The subsidiary Aguas Andinas S.A. has water rights to various natural sources, including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón which were acquired gratuitously and have no value on the books.

Furthermore, the production of underground water flows is supplied from various wells located in the Metropolitan Region for which the subsidiaries have the water rights concessions granted to it gratuitously by the Water Department of the Ministry of Public Works.

12. OTHER ASSETS

The detail of these is as follows:

	2005 ThCh$	2004 ThCh$
Discount on placement of bonds and costs of issue	9.142.320	11.006.244
Advances on purchase of fixed and intangible assets	819.801	3.500.772
Prepaid expenses	476.269	546.150
Reimbursable financial contributions KW/H	334.835	295.154
Others	214.350	266.957
Total	10.987.575	15.615.277

13. SHORT TERM BORROWINGS FROM BANKS AND FINANCIAL INSTITUTIONS

Included in this section are the loans that mature during the next twelve months and the provisions for accrued interest on bank borrowings classified as short term:

Tax I.D. N°	Bank or Financial Institution	Indexed (UF) 2005 ThCh$	Indexed (UF) 2004 ThCh$	Non Indexed Ch$ 2005 ThCh$	Non Indexed Ch$ 2004 ThCh$	TOTAL 2005 ThCh$	TOTAL 2004 ThCh$
97.053.000-2	Banco Security		79.411			-	79.411
97.006.000-6	Banco Crédito Inversiones	403.564	403.221			403.564	403.221
97.004.000-5	Banco de Chile			71.162	23.494	71.162	23.494
97.036.000-k	Banco Santander - Santiago			990.435	20.409	990.435	20.409
97.032.000-8	Banco BBVA			143.748	94.458	143.748	94.458
	TOTAL	403.564	482.632	1.205.345	138.361	1.608.909	620.993
	Principal outstanding	403.564	481.855	950.000	-	1.353.564	481.855

Average annual interest rate

Percentage of bank borrowings in local currency: 100%

14. LONG TERM BORROWINGS FROM BANKS AND FINANCIAL INSTITUTIONS

Included in this section are the bank borrowings classified as long term.

			Years to Maturity				Close of current period		Close of previous period
Tax I.D. Nº	Bank or Financial Institution	Indexation unit	1 to 2 years ThCh$	2 to 3 years ThCh$	3 to 5 years ThCh$	5 to 10 years ThCh$	Total long term as at close of financial statements ThCh$	Average annual interest rate	Total long term as at close of financial statements ThCh$
97.006.000-6	Banco Crédito Inversiones	Indexed (UF)							403.221
97.004.000-5	Banco de Chile	Non indexed Ch$	1.900.000	1.900.000	3.800.000	2.850.000	10.450.000	6,08%	11.707.800
97.036.000-K	Banco Santander - Santiago	Non indexed Ch$	2.040.000	4.080.000	8.160.000	6.120.000	20.400.000	5,98%	20.950.800
97.032.000-8	Banco BBVA	Non indexed Ch$	8.066.667	8.066.667	16.133.333	4.033.333	36.300.000	5,94%	37.280.100
	TOTAL		12.006.667	14.046.667	28.093.333	13.003.333	67.150.000		70.341.921

Percentage of bank borrowings in local currency: 100%

15. BONDS PAYABLE

Included in this section are the balances of bonds issued by the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A., on the domestic market.

Aguas Andinas S.A.

Included are the balances of bonds issued by the Company in September 2001, December 2002 and May 2003 on the domestic market.

In September 2001, two series of bonds were issued: Series A for U.F.1.2 million repayable in the fifth year following their issue and Series B for U.F.1.8 million at 21 years term with repayments commencing in 2008.

On October 10, 2002, the Superintendency of Securities and Insurance certified the registration of bonds for up to U.F.10 million. Of this amount, Series C bonds were issued with a nominal value of U.F.4.2 million and Series D with a nominal value of U.F.5.8 million.

In December 2002, Series C bonds for U.F.4.0 million were placed, with semi-annual repayments starting in June 2005 and through December 2010.

On May 7, 2003, the Company placed the Series D bonds on the domestic market and these were fully subscribed. This series has semi-annual repayments starting on June 1, 2005.

The respective accrued interest is shown in current liabilities.

Aguas Cordillera S.A.

Included here are the balances of bonds issued by the Company on the domestic market.

The respective interest accrued on these bonds as at the close of the period are shown in Bonds payable in current liabilities.

The Bond issues made by the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A. do not carry special security except for the right to a general lien over the assets of Aguas Andina S.A.

The summary of these bond issues as of the close of each period is as follows:

Registration Number of instrument	Series	Nominal amount outstanding	Indexation unit	Interest rate %	Final maturity	Payment dates of		Par value		Placed in Chile or abroad
						Interest	Amortization	2005 ThCh$	2004 ThCh$	
Long term bonds - short term portion										
266	BEMOS A1	-	UF	6,00%	01.09.2006	Semi-annual	at maturity	129.259	129.148	Locally
266	BEMOS A2	-	UF	6,00%	01.09.2006	Semi-annual	at maturity	284.369	284.127	Locally
266	BEMOS B1	-	UF	6,25%	01.09.2022	Semi-annual	2008 semi-ann.	251.186	250.972	Locally
266	BEMOS B2	-	UF	6,25%	01.09.2022	Semi-annual	2008 semi-ann.	394.721	394.385	Locally
305	BAGUA C1	166.667	UF	4,25%	01.12.2010	Semi-annual	2005 semi-ann.	2.971.066	1.517.442	Locally
305	BAGUA C2	500.000	UF	4,25%	01.12.2010	Semi-annual	2005 semi-ann.	8.913.192	4.552.323	Locally
305	BAGUA D1	344.827	UF	4,25%	01.06.2009	Semi-annual	2005 semi-ann.	6.142.795	3.135.306	Locally
305	BAGUA D2	655.172	UF	4,25%	01.06.2009	Semi-annual	2005 semi-ann.	11.671.323	5.957.087	Locally
141	SERIES A	11.109	UF	7,00%	01.10.2005	Semi-annual	Semi-annual	197.639	378.789	Locally
154	SERIES B	5.809	UF	7,00%	01.07.2006	Semi-annual	Semi-annual	106.923	103.455	Locally
163	SERIES C	42.215	UF	6,00%	01.01.2006	Semi-annual	Semi-annual	760.130	738.309	Locally
167	SERIES D	47.820	UF	6,00%	01.04.2007	Semi-annual	Semi-annual	861.822	825.438	Locally
187	SERIES E	60.000	UF	6,50%	01.01.2009	Annual	Annual	1.211.349	432.491	Locally
Total short term portion								33.895.774	18.699.272	
Long term bonds										
266	BEMOS A1	375.000	UF	6,00%	01.09.2006	Semi-annual	at maturity	6.558.469	6.552.882	Locally
266	BEMOS A2	825.000	UF	6,00%	01.09.2006	Semi-annual	at maturity	14.428.631	14.416.342	Locally
266	BEMOS B1	700.000	UF	6,25%	01.09.2022	Semi-annual	2008 semi-ann.	12.242.475	12.232.048	Locally
266	BEMOS B2	1.100.000	UF	6,25%	01.09.2022	Semi-annual	2008 semi-ann.	19.238.175	19.221.789	Locally
305	BAGUA C1	750.000	UF	4,25%	01.12.2010	Semi-annual	2005 semi-ann.	13.116.934	16.018.157	Locally
305	BAGUA C2	2.250.000	UF	4,25%	01.12.2010	Semi-annual	2005 semi-ann.	39.350.811	48.054.472	Locally
305	BAGUA D1	1.482.759	UF	4,25%	01.06.2009	Semi-annual	2005 semi-ann.	25.932.346	31.935.891	Locally
305	BAGUA D2	2.817.241	UF	4,25%	01.06.2009	Semi-annual	2005 semi-ann.	49.271.439	60.678.186	Locally
141	SERIES A	-	UF	7,00%	01.10.2005	Semi-annual	Semi-annual	-	194.120	Locally
154	SERIES B	3.054	UF	7,00%	01.07.2006	Semi-annual	Semi-annual	53.421	154.888	Locally
163	SERIES C	-	UF	6,00%	01.01.2006	Semi-annual	Semi-annual	-	737.675	Locally
167	SERIES D	50.689	UF	6,00%	01.04.2007	Semi-annual	Semi-annual	886.525	1.721.413	Locally
187	SERIES E	225.000	UF	6,50%	01.01.2009	Annual	Annual	3.935.081	4.980.190	Locally
Total long term bonds								185.014.307	216.898.053	

16. ACCRUALS AND WRITE-OFFS

The detail of accruals as at June 30 2005 and 2004 is as follows:

	Current Liabilities		Long term Liabilities	
	2005 ThCh$	2004 ThCh$	2005 ThCh$	2004 ThCh$
Services	8.254.209	10.897.572	-	-
Bonuses (1) and profit sharing	1.678.629	1.557.976	-	-
Severance indemnities (Note 17)	1.318.548	1.159.700	7.768.123	8.027.417
Accrued vacations	1.272.759	1.112.407	-	-
Pending litigation	949.036	933.269	-	-
Other staff benefits	20.602	17.760	-	-
Intangible assets and others	213.922	219.698	-	-
Projects aborted	162.377	166.761	-	-
Monthly tax prepayments	1.695	8.846		
Others	40.369	83.840	49.403	59.364
Total	**13.912.146**	**16.157.829**	**7.817.526**	**8.086.781**

(1) In the subsidiary Aguas Andinas S.A., these are shown net of advances made during the periods ended June 30, 2005 and 2004 for ThCh$113,360 and ThCh$121,573 respectively.

The amounts for write-offs are shown in Note 4 (Short and long term debtors).

17. SEVERANCE INDEMNITIES

As at June 30, 2005 and 2004, the movements in the accruals for severance indemnities (including the short-term portion) are as follows:

	2005 ThCh$	2004 ThCh$
Opening balance	8.819.531	9.383.580
Increase in accrual	1.442.208	98.069
Payments in the year	(1.337.204)	(397.872)
Price-level restatement	162.136	103.340
Total	**9.086.671**	**9.187.117**

The severance indemnity has been calculated in accordance with the explanation in Note 2 t).

The charge to income for these items as of June 30, 2005 and 2004 amount to ThCh$ 1,558,594 and ThCh$ 361,906 respectively.

18. MINORITY INTEREST

The proportion pertaining to Minority Interest is shown as follows:

	Percentage of Minority Interest		**Minority Interest in Shareholders' Equity**		**Minority Interest in Net income**	
Name	**2005** %	**2004** %	**2005** ThCh$	**2004** ThCh$	**2005** ThCh$	**2004** ThCh$
Aguas Andinas S.A.	48.7980	48.7980	175.195.423	172.530.156	(19.163.636)	(16.442.562)
Aguas Industriales del Norte S.A.	40.0000	40,0000	142	368	13	325
Aguas Los Dominicos S.A.	0.0504	0.0504	3.261	3.039	(215)	(201)
Aguas Cordillera S.A.	0.0001	0.0001	5	5	(1)	(1)
Total			175.198.831	172.533.568	(19.163.839)	(16.442.439)

19. MOVEMENT IN EQUITY ACCOUNTS

The changes in the equity of the Company during 2005 and 2004 are the following:

In accordance with the deed modifying the equity dated June 3, 2005, the following was

agreed:

Profits distribution.

To distribute retained earnings of ThCh$ 28,586,355 in cash according the percentage shareholdings, and simultaneously to both partners (Ondeo Servicios Chile S.A and Inversiones Aguas del Gran Santiago S.A.).

In accordance with the deed modifying capital dated June 14, 2005, the following was agreed:

Increase in capital:

Increase the capital of the Company by ThCh$ 19,151,583 by capitalizing the corresponding restatement of capital.

Reduction in capital:

Reduce the Company's capital by ThCh$ 24,558,390. Once made, the capital will be reduced to ThCh$ 468,751,177. The amount of the reduction was distributed equally in cash and simultaneously between the two partners (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.).

	30/06/2005				30/06/2004			
	Paid-in capital ThCh$	Capital restatement reserve	Retained earnings ThCh$	Net income for the period ThCh$	Paid-in capital ThCh$	Capital Restatement Reserve	Retained earnings ThCh$	Net income for the period ThCh$
Opening balance	474.157.984	19.151.583	17.850.183	10.736.172	474.157.984	7.119.651	8.032.626	9.382.187
Distribution of previous year's result	-	-	10.736.172	(10.736.172)	-	-	9.382.187	(9.382.187)
Final dividend prev. year			(28.586.355)			-		
Capitalization retained earnings &/or profits	19.151.583	(19.151.583)	-	-	-	-	-	-
Capital reduction	(24.558.390)	-	-	-	-	-	-	-
Restatement of capital	-	4.933.096	285.864	9.602.165	-	3.850.221	139.319	
Net income for period	-	-	-	-	-	-	-	6.391.791
Closing balance	468.751.177	4.933.096	285.864	9.602.165	474.157.984	10.969.872	17.554.132	6.391.791
Restated balances					486.960.250	11.266.058	18.028.093	6.564.369

20. OTHER NON-OPERATING INCOME AND EXPENSES

The detail of other non-operating income and expenses as at June 30, 2005 and 2004 is as follows:

	2005 ThCh$	2004 ThCh$
Other non-operating income		
Income from agreements and others [1]	425.432	1.433.455
Services to third parties[2]	933.752	699.339
Sale of fixed assets	3.750	27.289
Fines on suppliers & contractors	850.938	309.685
Services to customers	187.346	217.220
Real estate rental	62.193	113.038
Insurance refund	5.166	29.465
Recognition of overdue obligations	85.483	-
Reimbursement social security contributions	130	-
PPM on absorbed profits	955	-
Rentals	51.430	-
Others	30.302	72.253
Total other income	**2.636.877**	**2.901.744**

	2005 ThCh$	2004 ThCh$
Other non-operating expenses		
Donations	29.333	37.327
Legal costs	2.704	2.381
Projects aborted	-	828
Asset write-off	-	23.164
Fines	81	1.249
Assets obsolescence	28.750	61.575
Materials write-off	2.977	-
Third-party services	1.912	-
Obsolete materials	1.248	-
Others	19.074	3.069
Total other expenses	**86.079**	**129.593**

(1) Mainly relate to agreements signed with real-estate developers under which Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Manquehue S.A. are obliged to add certain areas to their concession zones and to provide the public sanitation services there indefinitely.

(2) Services for third parties relates to those associated with the business, mainly engineering services.

(3) Includes a transaction with Degremont for discrepancies in the application and interpretation of the La Farfana treatment plant construction contract.

21. PRICE-LEVEL RESTATEMENT

The detail of price-level restatement, calculated as stated in Note 2 e), is the following:

	Indexation Unit	30/06/2005 ThCh$	30/06/2004 ThCh$
Assets (charges) / credits			
Inventories	CPI	44.315	16.832
Fixed assets	CPI	5.705.216	4.695.211
Positive goodwill	CPI	3.827.599	3.234.425
Other monetary assets	CPI	5.543	9.264
Intangible assets	CPI	355.804	356.149
Other monetary assets	UF	64.003	(6.326)
Other non-monetary assets	CPI	718.369	136.490
Other non-monetary assets	UF	27.744	11.586
Expense & cost accounts	CPI	500.828	372.666
Total (charges) credits		**11.249.421**	**8.826.297**
Liabilities (charges) / credits			
Shareholders' equity	CPI	(5.218.960)	(6.594.476)
Minority interest	CPI	(1.484.499)	1.278.612
Bonds payable	UF	(73.132)	(1.300.713)
Notes payable	UF	(65.322)	(149.188)
Borrowings from banks	UF	(5.879)	(5.716)
Monetary liabilities	UF	(280.969)	(121.084)
Monetary liabilities	CPI	(164.261)	-
Non-monetary liabilities	CPI	(36.919)	(45.335)
Revenue accounts	CPI	-	-
Suppliers' withholdings	CPI	(2.140.052)	-
Non-monetary liabilities	CPI	(44.879)	(33.343)
Income accounts	CPI	(1.347.210)	(994.976)
Total (charges) credits		**(10.862.082)**	**(7.966.219)**
Gain (loss) from price-level restatement		**387.339**	**860.078**

22. EXCHANGE DIFFERENCES

The exchange differences during the periods ended on June 30, 2005 and 2004 were as follows:

	Currency	2005 ThCh$	2004 ThCh$
Assets (charges) / credits			
Cash and banks	US Dollar	(381)	6
Cash and banks	Euro	492	-
Financial investments	US Dollar	-	-
Other assets	US Dollar	(2.714)	164
Other assets	Euro	(223)	(28)
Inventories	US Dollar	-	(322)
Inventories	Euro	-	896
Cash and banks	Euro	-	(488)
Total (charges) credits		**(2.826)**	**228**
Liabilities (charges) / credits			
Accounts payable	US Dollar	(240)	(4.968)
Accounts payable	Euro	542	(1.966)
Sundry creditors	US Dollar	-	-
Other liabilities	US Dollar	158	369
Other liabilities	Euro	2.889	260
Total credits (charges)		**3.349**	**(6.305)**
Gain (loss) from exchange difference		**523**	**(6.077)**

23. SHARE AND BOND ISSUE AND PLACEMENT COSTS

During the months of September 2001, December 2002 and May 2003, the subsidiary, Aguas Andinas S.A. issued and placed bonds on the domestic market. In accordance with Circular 1,370 of the Superintendency of Securities and Insurance, the related costs that correspond to payments to the credit-rating agencies, stamp tax and other general expenses were charged to assets. These expenses are recorded in Other Assets and are broken down as follows:

Bonds	Gross capitalized expenses 2005 ThCh$	2004 ThCh$	Amortization Period Years
Series A	345.615	345.604	5
Series B	518.423	518.406	21
Series C	1.226.753	1.226.712	8
Series D	2.535.133	2.535.049	6
Total	**4.625.924**	**4.625.771**	

24. STATEMENT OF CASH FLOWS

In the Statement of Cash Flows, cash equivalents consist of financial investments, including time deposits, marketable securities and purchase/sale agreements with terms of less than 90 days from their investment dates. The detail of the balance of cash and cash equivalents is as follows:

	2005 ThCh$	2005 ThCh$
Cash and banks	292.866	737.612
Term deposits	5.939.616	-
Marketable securities (fixed-income mutual funds)	3.397.673	205.073
Other current assets (purchases under resale agreements)	2.623.288	11.878.240
Balance of cash & cash equivalents	**12.253.443**	**12.820.925**

Other sources of finance:

These represent exclusively the collection of Reimbursable Financing Contributions made by the sanitary subsidiaries to their clients, according to current legislation (Decree Law N° 70 of 1988).

Other financing disbursements:

These comprise:

* Prepayments of promissory notes issued against Reimbursable Financing Contributions at terms of over 10 years.

* Dividend payments made by Aguas Andinas S.A. to its minority shareholders.

Investment activities that commit future cash flows for the subsidiaries relate to works under construction which as at June 2005 and 2004 amounted to ThCh$ 15,172,506 and ThCh$ 12,949,364 respectively.

25. DERIVATIVE CONTRACTS

As of June 30, 2005, the Company maintains derivative contracts with financial institutions with the purpose of covering exchange rate risks according to the following details. These have been valued in accordance with the criteria described in Note 2 s).

TYPE OF CONTRACT	DESCRIPTION OF THE CONTRACTS						VALUE OF PROTECTED ITEM	ACCOUNTS AFFECTED		
	AMOUNT OF CONTRACT	TERM OR MATURITY	SPECIFIC ITEM	POSITION PURCH./SALE	ENTRY OR TRANSACTION PROTECTED			ASSETS/LIABS.		EFFECT ON RE
					NAME	AMOUNT		NAME	AMOUNT	CARRIED OUT
CCPE	385.202	III, 2005	Exchange Rate	P	Accounts Payable Rel. Co's.	385.202	385.202	Obligs. on Forwards	386.320	-21.591
CCPE	286.718	III, 2005	Exchange Rate	P	Accounts Payable Rel. Co's.	286.718	286.718	Obligs. on Forwards	285.927	-12.693

26. CONTINGENCIES AND RESTRICTIONS

Aguas Andinas S.A.

a. Direct guarantees

Performance bonds have been issued in favor of the Superintendency of Sanitation Services to guarantee the provision of services and development programs in the Company's concession areas and to other institutions for ThCh$ 8,663,513 and ThCh$ 7,075,967 as of June 30, 2005 and 2004 respectively.

b. Lawsuits pending

Based on the reports prepared by the lawyers responsible for the Company's defense, which state that it is highly unlikely that the final outcome of these lawsuits will be

unfavorable, the Company has made no provision for these to date. The cases are as follows:

Court: 15th Civil Court of Santiago; Case file: 1337-1996

Aguas Andinas S.A. was sued by a private individual for not having been able to exploit mining deposits on land that was expropriated by the Treasury for the construction of the El Yeso reservoir. At the time of the expropriation, Aguas Andinas S.A. was not the owner of the reservoir as this was transferred to it in 1990. The amount is not determined. Judgment in the first instance ordered the Treasury to indemnify the plaintiff and the demand against Aguas Andinas S.A. was dismissed. The Treasury has appealed against this decision.

On the basis of this information, it is most improbable that a judgment in the second instance would order Aguas Andinas S.A. to pay any sum at all.

Court: 11th Civil Court of Santiago; Case file: 5716-1999

Aguas Andinas S.A. was sued severally by a gas company for damages to a pipeline made by a construction company. Aguas Andinas S.A. alleges that it has no responsibility in this incident as it has no relationship whatsoever with the cause of the damage and the works are not owned by it nor are they its responsibility. The amount payable in the event of an unfavorable result would be ThCh$85,816, plus indexation and interest. Sentence has been passed at the first instance rejecting the suit against Aguas Andinas S.A. accepting only a part of the suit against the construction company for a far lower figure. The gas company has appealed and asked that the suit be entirely accepted, also against Aguas Andinas S.A.

Court: 4th Civil Court of Santiago; Case file: 2235-2001

A company sued Aguas Andinas S.A. alleging that it had occupied its property without authorization for the construction of the El Trebal Treatment Plant. Aguas Andinas S.A. alleges having obtained the rights of way from third parties. The amount of the demand is not determined as no indemnity has been sought, only the return of the land. Judgment in favor of Aguas Andinas S.A. was given in the first instance, rejecting the demand in all its parts and with costs. The plaintiff has appealed against this judgment.

Court: 29th Civil Court of Santiago; Case file: 1400-2001

An individual sued Aguas Andinas S.A. alleging having suffered enormous damage on the sale of 8.1 hectares of land for the construction of part of the El Trebal Plant. Aguas Andinas S.A. claims to have paid a fair price. The amount sought is approximately ThCh$ 120,000.

Judgment in the first instance rejected the demand in all its parts. The plaintiff has appealed.

Court: 14th Civil Court of Santiago; Case file: 169-2003

A company sued Aguas Andinas S.A. seeking the absolute nullity of Sociedad Gestión y Servicios S.A. in which Aguas Andinas S.A. has a 1% shareholding.

Final sentence was given on March 2, 2005 denying the demand and condemning the plaintiff to pay the costs.

Court: 11th Civil Court of Santiago; Case file: 3541-2004

Aguas Andinas S.A. was sued for the payment of an indemnity for extra-contractual liability for environmental damage, an offense against Law N° 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad smells from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to an enormous financial damage as a result of the drop in the value of their properties. Amount involved: U.F. 506,594. Current status: First instance – discussion period. Exceptions were presented in order to correct irregularities in the suit and in the procedure that led to the damages under Law 19,300. There is a high possibility of success in this case as the suit lacks a solid foundation. In any case, the result will depend on the proof of damages submitted. The process has not yet commenced.

Court: 19th Civil Court of Santiago; Case file: 2632-2004

A private individual is requesting the reversal of the sale of some water rights to Aguas Andinas S.A. through a third party, sustaining that this has violated his rights. He is demanding the restitution of the water rights that were acquired for U.F. 5,525. The evidence stage is awaited. According to information at hand, this demand should not prosper.

11th Civil Court of Santiago. Case No.13.214 – 2004

Aguas Andinas S.A. was demanded to pay damages and extra-contractual liability for envieronmental damage, an offense under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad smells from the Santiago Poniente Plants and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to an enormous financial damage as a result of the drop in the value of their properties. Amount involved: U.F. 410,759 plus indexation and interest. Current status: First instance – discussion period. Exceptions were presented in order to correct irregularities in the suit and in the procedure that led to the damages under Law 19,300. There is a moderate possibility of success; the result will depend on the proof of damages submitted. The process has not yet commenced.

18th Civil Court of Santiago. Case No. 322-2005

Aguas Andinas S.A. was sued for technical faults and defects at the La Farfana Sewage Plant, causing bad smells that have affected the phycial and psychological health of the neighbors.
Amount demanded: ThCh$ 3,890,000 plus indexation and interest.
It is believed that it is improbable that damage can be shown affecting or putting at risk the psychological or physical health of the plaintiffs from the bad smells. Evejn so, the success of the demand will depend on the evidence and whether such smells are considered as moral damage.

The Company is party to other lawsuits of lesser amounts (in favor and against). Based on the reports of the Company's internal and external lawyers, who state that there is a high probability that the results will be favorable, or are covered by the civil liability insurance policy, the Company has made no provisions for these cases.

c. Provisions for lawsuits

The Company is a party to other lawsuits for which it has made provisions which as at June 30, 2005 amounting to ThCh$ 881,303 (ThCh$ 878,196 in 2004).

d. Bond issue covenants

The Company has the following restrictions and obligations arising from the issue of bonds on the domestic market:

1. Send to the representative of the Bond Holders a copy of the Company's quarterly and audited annual unconsolidated and consolidated financial statements and of the subsidiaries registered with the Superintendency of Securities and Insurance within the same time limits set by the Superintendency of Securities and Insurance together with all the public information reported to that Superintendency.

2. Record in its books any provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in the financial statements except the cases involving contributions or transfers of essential assets to Subsidiaries.

3. Maintain insurance cover that reasonably protects its assets including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

4. The Company promises to monitor that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

5. Maintain a debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the debt to equity ratio.

6. The Company may not sell, assign or transfer essential assets (public-utility concessions granted by the Superintendency of Sanitation Services for Greater Santiago), except for contributions or transfers of essential assets to subsidiary companies.

e. Covenants for bank loans

Aguas Andinas S.A. has the following obligations and restrictions contained in loan agreements with several local banks:

1. A debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the debt to equity ratio.

2. Prohibition on the disposal or loss of title over essential assets except for contributions or transfers of essential assets to subsidiaries.

3. Send to the different banks with which Aguas Andinas S.A. has credit facilities, a copy of the Company's quarterly and audited annual unconsolidated and consolidated financial statements within a maximum term of five days from the time they were sent to the Superintendency of Securities and Insurance.

4. Record in its books any provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in the financial statements of the Company.

5. Maintain insurance cover that reasonably protects its assets including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

6. Send a Certificate issued by the General Manager of the Company confirming compliance with the obligations assumed in the loan agreement.

7. Prohibition on the payment of dividends if there is a case of past dues or delays in the payment of some loan installment, except for the obligatory minimum dividend.

8. Maintain a financial expense coverage ratio of at least 3:1 calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio between operating income plus depreciation and amortization of intangible assets for the year, divided by financial expenses.

9. Prohibition on the liquidation or dissolution of the Company, its operations or the business that constitutes its activity; or to participate in any action or contract with the purpose of creating a merger or a consolidation, except in the case of a merger with its current subsidiaries.

10. The Company promises to monitor that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

Aguas Cordillera S.A.

a. Guarantees issued:

The Company has issued performance bonds in favor of the Municipalities of Las Condes, Vitacura and Lo Barnechea to guarantee the works carried out on public streets. As at June 30, 2005 these amounted to ThCh$ 42,851 (ThCh$ 42,913 in 2004).

Performance bonds and guarantee policies have been issued in favor of the Superintendency of Sanitation Services for a total amount of ThCh$ 1,452,447 as at June 30, 2005 (ThCh$ 1,450,288 in 2004) to guarantee the provision of services and development programs in the Company's concession areas.

As of June 30, 2005 and 2004, the balances of other performance bonds issued in favor of third parties were ThCh$ 59,567 and ThCh$ 1,049 respectively.

b. Lawsuits pending:

Based on the reports prepared by the lawyers responsible for the Company's defense, which state that it is highly unlikely that the final outcome of these lawsuits will be unfavorable, the Company has made no provision for these to date. The cases are as follows:

- Court: 11th Civil Court of Santiago; Case file: 4693-99

This is a lawsuit for alleged damages initiated by 79 neighbors of the municipality of Lo Barnechea due to supply problems that occurred in October and November 1996. The indemnity sought is for ThCh$ 125,000 for material damages and ThCh$ 1,170,000 for moral damage. The Court of Appeals has accepted the appeal by the Company and the plaintiffs have presented a new demand. The judgment period is ending. The company has good possibilities of winning the case.

- Court: 8th Civil Court of Santiago; Case file: 1158-2002

This is a lawsuit for moral damages deriving from the dismissal without proven cause of an ex-worker of the Company. This was declared unjustified by the Supreme Court. The indemnity sought is for ThCh$ 140,000.
Current state: Sentence in favor of the Company.
The plaintiff has submitted an appeal. It is probable that the court will confirm the judgment of the first instance.

The Company is party to other lawsuits of lesser amounts on which there are good probabilities of a favorable outcome.

The Company has established provisions for those cases that have a low probability of a favorable outcome for the Company. These provisions as at June 30, 2005 and 2004 amount to ThCh$ 51,424 and ThCh$ 55,073 respectively.

Bond issue covenants:

Aguas Cordillera S.A. has the following restrictions and obligations arising from the issue of bonds on the domestic market:

1. Send to the representative of the Bond Holders a copy of any material information required by the Superintendency of Securities and Insurance.

2. Notify the representative of the Bond Holders of the announcements of all Ordinary and Extraordinary General Meetings of Shareholders.

3. Refrain from investing in instruments issued by related parties and from entering into any other operations with them outside the normal course of business, in conditions detrimental to the issuer.

3. Notify the representative of the Bond Holders of any reduction by over 5% in its participation in the equity of its subsidiaries and any other reduction that would mean losing its control of the company.

4. Maintain a debt ratio, defined as the ratio between short and long term liabilities and shareholders' equity not greater than 1.5:1. In the case of consolidated financial statements, minority interest shall be considered as shareholders' equity. The debt ratio will be measured and calculated quarterly on the unconsolidated and consolidated financial statements presented in the form and on the dates required by the Superintendency of Securities and Insurance.

5. Maintain any assets that could be offered as security free from all liens for at least 1.2 times the unsecured short-term debt.

6. Maintain insurance cover to provide reasonable protection over the issuer's assets.

7. Record in its books any provisions for adverse contingencies that may arise and which, in the opinion of management and/or the external auditors of the issuer, should be reflected in the financial statements of the issuer.

8. Send to the representative of the Bond Holders a letter signed by an empowered representative of the Company confirming that the ratios mentioned are being met.

9. Make use of the funds in accordance with the stipulations contained in Letter M of Clause 6 of the bond issue indenture.

10. Refrain from selling, ceding or transferring operating assets that could significantly reduce the productive capacity of the Company, unless they are transferred to subsidiaries.

Aguas Los Dominicos S.A.

The Company has issued performance bonds in favor of the Superintendency of Sanitation Services for a total amount of ThCh$ 246,649 in 2005 (ThCh$ 246,439 in 2004) to guarantee the provision of services and development programs in the Company's concession areas.

As at June 30, 2005 and 2004, the Company had not granted any mortgages, encumbrances or prohibitions affecting the property titles over the tangible or intangible assets of the Company.

Aguas Manquehue S.A.

Guarantees issued:

Performance bonds have been issued in favor of the Superintendency of Sanitation Services to guarantee the provision of services and development programs in the Company's concession areas for ThCh$ 824,286 and ThCh$ 792,129 as at June 30, 2005 and 2004 respectively.

As at June 30, 2005 and 2004, the Company had not granted any mortgages, encumbrances or prohibitions affecting the property titles over the tangible or intangible assets of the Company.

Análisis Ambientales S.A.

Guarantee policies have been issued in favor of Polpaico S.A. for ThCh$ 1,200, Conama for ThCh$ 5,361 and Essat for ThCh$ 1,000 at June 2005, to guarantee its participation in the bidding processes for services.

Gestión y Servicios S.A.

At June 30, 2004, performance bonds were granted in favor of Necsa Sacyr S.A. for ThCh$ 6,580.

Direct Guarantees

Beneficiary of Guarantee	Debtor Name	Type of Guarantee	Balances pending payment at the close of the Financial Statements 2005 ThCh$	2004 ThCh$
SISS	AGUAS ANDINAS S.A.	Performance bond	7.063.641	7.028.250
EMPRESA FERROCARRILES	AGUAS ANDINAS S.A.	Performance bond	2.308	2.306
ENERSIS S.A.	AGUAS ANDINAS S.A.	Performance bond	8.745	8.737
MUNICIPALIDAD DE PROVIDENCIA	AGUAS ANDINAS S.A.	Performance bond	19.710	16.199
MUNICIPALIDAD DE LAS CONDES	AGUAS ANDINAS S.A	Performance bond	1.000	1.027
MUNICIPALIDAD DE SANTIAGO	AGUAS ANDINAS S.A.	Performance bond	16.257	16.244
MUNICIPALIDAD DE PENAFLOR	AGUAS ANDINAS S.A.	Performance bond	-	58
SERVIU METROPOLITANO	AGUAS ANDINAS S.A.	Performance bond	1.110.722	-
DIRECCIONA REGIONAL VIALIDAD	AGUAS CORDILLERA S.A.	Performance bond	-	3.146
MUNICIPALIDAD DE VITACURA	AGUAS CORDILLERA S.A.	Performance bond	34.979	34.949
MUNICIPALIDAD DE LO BARNECHEA	AGUAS CORDILLERA S.A.	Performance bond	6.372	4.369
ENERSIS S.A.	AGUAS CORDILLERA S.A.	Performance bond	1.049	1.049
SISS	AGUAS CORDILLERA S.A.	Performance bond	817.083	859.920
SISS	AGUAS CORDILLERA S.A.	Performance bond	635.364	590.368
SISS	AGUAS LOS DOMINICOS S.A.	Performance bond	246.649	246.439
POLPAICO S.A.	ANALISIS AMBIENTALES S.A.	Performance bond	1.200	-
ESSAT S.A.	ANALISIS AMBIENTALES S.A.	Performance bond	1.000	-
CONSTRUCTORA NORTE SUR S.A.	AGUAS ANDINAS S.A.	Performance bond	429.589	-
MUNICIPALIDAD DE LAS CONDES	AGUAS CORDILLERA S.A.	Performance bond	1.500	3.595
SISS	AGUAS MANQUEHUE S.A.	Performance bond	362.045	365.231
SISS	AGUAS MANQUEHUE S.A.	Performance bond	462.241	426.898
CONAMA	ANALISIS AMBIENTALES S.A.	Performance bond	5.361	-
DIRECCION OBRAS HIDRAULICAS	AGUAS ANDINAS S.A.	Performance bond	8.306	-
SERVIU METROPOLITANO	AGUAS CORDILLERA S.A.	Performance bond	58.518	
DIRECCIN NACIONAL DE OBRAS	AGUAS ANDINAS S.A.	Performance bond	3.235	
NECSO SACYR S.A.	GESTION Y SERVICIO S.A.	Performance bond		6.580

27. GUARANTEES RECEIVED FROM THIRD PARTIES

The Parent company has received no guarantees.

Subsidiaries:

Aguas Andinas S.A.:

As at June 30, 2005 and 2004, the Company had received documents in guarantee for ThCh$ 18,572,312 and ThCh$ 17,943,086 respectively arising principally from works contracts with construction companies to guarantee full compliance with contracts. There are also other guarantees to ensure the compliance of service and materials supply contracts to ensure prompt provision or delivery.

The following is a detail of the more significant bank guarantees received as at June 30, 2005:

Contractor or Supplier	Amount ThCh$	Maturity Date
Constructora Acsa Ltda.	88.700	26-11-2005
Constructora Aconcagua S.A.	94.442	30-09-2005
Navarrete y Díaz Cumsille Ing Civ S.A.	97.468	31-03-2006
Constructora Belfi-Brotes Ltda.	104.935	31-10-2005
Ing. y Const. Vial y Vives Ltda.	113.249	30-06-2006
Gtech Corporation Chile	118.927	02-11-2005
Cía. Americana de Multiservicios S.A.	136.964	31-05-2006
Cía. Americana de Multiservicios S.A.	174.892	03-05-2007
Rentaequipos Leasing S.A.	173.200	11-07-2005
Chilectra S.A.	174.892	01-08-2005
Constructora Con-Pax S.A.	192.382	02-07-2005
ITT Sanitaire	205.009	23-09-2005
Constructora Vespucio Norte S.A.	209.871	30-06-2006
Constructora Norte Sur S.A.	210.378	30-08-2006
ITT Sanitaire	224.542	30-10-2007
ITT Sanitaire	224.542	30-12-2005
Claro, Vicuña Valenzuela S.A.	233.424	15-02-2007
Claro, Vicuña Valenzuela S.A.	247.190	30-06-2006
KDM S.A.	262.339	10-01-2006
Jara Gumucio S.A.	281.577	20-07-2006
Cía. De Petróleo de Chile S.A.	294.079	22-03-2006
Constructora Con-Pax S.A.	305.537	08-09-2006
Sacyr Chile S.A.	312.340	23-01-2006
Necso entrecanales C. Chile S.A.	312.340	23-01-2006
Cadagua S.A.	1.126.885	11-02-2007
Degrémont S.A. Agencia en Chile	6.835.690	15-11-2005
TOTAL	**12.755.794**	

Aguas Cordillera S.A.:

As at June 30, 2005 and 2004, the Company had received performance bonds for ThCh$ 1,048,451 and ThCh$ 792,015 respectively from contractors and third parties in support of obligations under contracts for the construction of works, provision of services and others.

The following is a detail of the more significant bank guarantees held as at June 30, 2005:

Contractor or Supplier	Amount ThCh$	Maturity Date
Acsa Agbar Construcción Ltda.	104.813	25-05-2006
Ingeniería y Const. Oyarzún y Moreno Ltda.	85.067	17-07-2006
Ingeniería y Construcción MST S.A.	66.652	31-01-2005
Constructora Cosal S.A.	56.204	01-02-2007
Inlac S.A.	54.068	15-02-2007
Abengoa Chile S.A.	50.000	31-08-2005
Claro, Vicuña Valenzuela S.A.	50.000	31-08-2005
Icafal Inc. Y construcción S.A.	50.000	09-09-2005
Inmobiliaria Manquehue Oriente S.A.	49.949	03-04-2006
Ingeniería y Const. Oyarzún y Moreno Ltda.	48.466	30-12-2005
Degrémont Ltda.	48.351	09-01-2007
Marcelino Carrasco Bahamondes y Cía.	43.723	03-05-2007
Inlac S.A.	39.508	01-04-2006
Captagua Ingeniería S.A.	31.770	26-03-2007
Empresa Constructora Modelo S.A.	29.045	30-09-2006
Inmobiliaria y Constructora Nva Pacífico Sur Ltda.	26.233	01-09-2005
Sondaje Ltda.	25.235	08-08-2005
Ernst Welzel Tautz	24.911	01-06-2006
TOTAL	**883.995**	

Aguas Manquehue S.A.:

As at June 30, 2005 and 2004, the Company has received performance bonds for ThCh$ 285,591 and ThCh$ 285,271 respectively, mainly from contractors in support of their obligations under contracts for the construction of works and the provision of services.

The following is a detail of the more significant bank guarantees held as at June 30, 2005:

Contractor or Supplier	Amount ThCh$	Maturity Date
Inmobiliaria y Constructora Nva Pacífico Sur Ltda.	12.490	22-09-2005
Ingenieria y Const. Eugenio Díaz	64.300	25-11-2005
Hacienda Chicureo Inmobiliaria S.A.	122.425	31-12-2005
Dalco Ingeniería Ltda.	18.235	04-04-2006
Inmobiliaria y Constructora Nva Pacífico Sur Ltda.	6.091	19-04-2006
Dalco Ingeniería Ltda.	21.150	02-01-2007
Ingenieria y Const. Eugenio Díaz	27.552	25-03-2007
TOTAL	**272.243**	

Aguas Los Dominicos S.A.:

As at June 30, 2005 and 2004, the Company has received performance bonds for ThCh$ 3,327 (nil in 2004) from contractors and third parties in support of their obligations under contracts for the construction of works, provision of services and others.

Contractor or Supplier	Amount ThCh$	Maturity Date
Ing. Consultores Asociados Ltda.	327	02-05-2006
Servicios y Asesorias Prof. S.A.	3.000	30-06-2008
TOTAL	**3.327**	

Ecoriles S.A.:

As at June 30, 2005 and 2004, the Company has received performance bonds for ThCh$ 20,960 and ThCh$ 23,653 respectively from contractors and third parties in support of their obligations under contracts for the construction of works, provision of services and others.

Contractor or Supplier	Amount ThCh$	Maturity Date
Ondeo Degremont Ltda.	20.960	17-07-2005
TOTAL	**20.960**	

Análisis Ambientales S.A.

As at June 30, 2005 and 2004, the Company has received performance bonds for ThCh$ 12,838 (nil in 2004) from contractors and third parties in support of their contractual obligations under contracts for services rendered and others.

Contractor or Supplier	**Amount ThCh$**	**Maturity Date**
Perkin Elmer Chile Ltda.	12.838	29-05-2006
TOTAL	**12.838**	

28. LOCAL AND FOREIGN CURRENCIES

The Company shows the following assets and liabilities in local and foreign currency as at June 30, 2005 and 2004:

Assets	Currency	2005 ThCh$	2004 ThCh$
Current assets			
Cash & banks	Non indexed Ch$	283.791	730.496
Cash & banks	US Dollar	9.075	7.116
Marketable securities	Non indexed Ch$	2.859.406	205.073
Trade accounts receivable	Non indexed Ch$	28.423.617	25.948.464
Notes receivable	Non indexed Ch$	489.422	365.630
Notes receivable	Indexed Ch$	845.306	791.039
Sundry debtors	Indexed Ch$	67.707	28.312
Notes receivable from Related Co's.	Non indexed Ch$	22.991	21.422.666
Inventories	Indexed Ch$	1.271.824	1.085.791
Taxes recoverable	Indexed Ch$	964.328	1.799.770
Sundry debtors	Euro	1.851	1.471
Prepaid expenses	Indexed Ch$	638.492	805.257
Deferred taxes	Indexed Ch$	311.620	244.126
Other current assets	Non indexed Ch$	2.632.995	11.898.628
Sundry debtors	US Dollar	978	4.017
Sundry debtors	Non indexed Ch$	253.740	743.825
Term deposits	Non indexed Ch$	6.477.883	-
Marketable securities	Indexed Ch$	-	-
Prepaid expenses	Non indexed Ch$	668	-
Taxes recoverable	Non indexed Ch$	15.539	-
Fixed assets			
Fixed assets	Indexed Ch$	574.731.752	578.002.664
Other assets			
Positive goodwill	Indexed Ch$	357.222.877	382.042.792
Negative goodwill	Indexed Ch$	(1.085)	(1.150)
Long-term debtors	Non indexed Ch$	2.131.490	419.338
Long-term debtors	Indexed Ch$	7.571.474	9.843.975
Intangible assets (net)	Indexed Ch$	35.388.262	35.615.378
Others	Indexed Ch$	10.060.313	15.455.650
Others	Non indexed Ch$	927.262	159.627
Total assets	Non indexed Ch$	44.518.804	61.893.747
	US Dollar	10.053	11.133
	Indexed Ch$	989.072.870	1.025.713.604
	Euro	1.851	1.471

Current Liabilities	Currency	Up to 90 days 30/06/2005 Amount ThCh$	Up to 90 days 30/06/2005 Average annual interest rate %	Up to 90 days 30/06/2004 Amount ThCh$	Up to 90 days 30/06/2004 Average annual interest rate %	90 days to 1 year 30/06/2005 Amount ThCh$	90 days to 1 year 30/06/2005 Average annual interest rate %	90 days to 1 year 30/06/2004 Amount ThCh$	90 days to 1 year 30/06/2004 Average annual interest rate %
Bonds payable long term - short-term portion	Indexed Ch$	2.240.843	5.23	2.316.494	6.08	31.654.931	5.79	16.382.778	6.26
Borrowings from banks long term - short-term portion	Indexed Ch$	-		217.772	4.63	403.564	4.08	403.221	4.63
Accounts payable	Non indexed Ch$	12.340.935		2.024.155		-		-	
Accounts payable	Indexed Ch$	13.213		7.591.058		-		-	
Accounts payable	Euro	-		10.643		-		-	
Accounts payable	US Dollars	135.278		-		-		125.799	
Notes payable	Indexed Ch$	1.777.719	6.10	38.749	6.29	3.153.470	6.16	237.647	6.25
Sundry creditors	Non indexed Ch$	59.736		33.912		51.328		58.015	
Sundry creditors	Indexed Ch$	1.062.043		1.342.373	7.70	451.354		-	
Sundry creditors	US Dollars	-		-		-		-	
Accruals	Non indexed Ch$	13.544.797		15.789.606		173.064		-	
Withholdings	Non indexed Ch$	5.643.592		5.146.021		-		-	
Income tax	Non indexed Ch$	804.100		14.345		144.557		71.749	
Notes & accounts payable to related companies	Non indexed Ch$	7.701.363		8.653.125		-		-	
Unearned income	Indexed Ch$	102.278		1.476.347		511.264		213.099	
Unearned income	Non indexed Ch$	91.260		381.956		-		19.804	
Accruals	Indexed Ch$	40.854		276.825		153.431		91.398	
Borrowings from banks long term - short-term portion	Non indexed Ch$	255.345	5.99	-		950.000		-	
Other liabilities	Non indexed Ch$	34.284		2.850		-		-	
Notes & accounts payable to related companies	Euro	1.302.916		1.137.829		-		-	
Total current liabilities	Indexed Ch$	5.236.950		13.259.618		36.328.014		17.328.143	
	Non indexed Ch$	40.475.412		32.045.970		1.318.949		149.568	
	Euros	1.302.916		1.148.472		-		-	
	US Dollars	135.278		-		-		125.799	

Long term liabilities current period 2005

Long Term Liabilities		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
Liabilities	Currency	Amount ThCh$	Average interest rate %	Amount ThCh$	Average interest rate %	Amount ThCh$	Average interest rate %	Amount ThCh$	Average interest rate %
Borrowings from banks	Indexed Ch$	-		-		-		-	
Bonds payable	Indexed Ch$	82.915.637	4.81	65.803.785	4.62	12.938.224	6.25	23.356.661	6.25
Notes payable	Indexed Ch$	617.717	6.75	561.361	7.12	14.313.231	5.19	9.354.071	4.53
Sundry creditors	Indexed Ch$	853.798		771.227		-		-	
Accruals	Indexed Ch$	268.312		268.312		611.028		-	
Deferred taxes	Indexed Ch$	432.529		415.222		1.027.316		774.071	
Other liabilities	Indexed Ch$	557.539	7.27	138.040	8.05	197.331	8.41	39.640	
Borrowings from banks	Non indexed Ch$	26.053.333	5.99	28.093.334	5.99	13.003.333	5.99	6.669.874	
Total long term liabilities	Indexed Ch$	85.645.532		67.957.947		29.087.130		33.524.443	
	Non indexed Ch$	26.053.333		28.093.334		13.003.333		6.669.874	

Long term liabilities previous period 2004

Long Term Liabilities		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
Liabilities	Currency	Amount ThCh$	Average interest rate %	Amount ThCh$	Average interest rate %	Amount ThCh$	Average interest rate %	Amount ThCh$	Average interest rate %
Borrowings from banks	Indexed Ch$	84.384.209	4.74	83.991.523	4.37	23.223.931	4.70	25.298.391	6.25
Notes payable	Indexed Ch$	5.405.943	8.65	339.960	8.074	6.776.777	7.50	13.694.583	5.88
Long term sundry creditors	Indexed Ch$	548.168		871.765		719.070		-	
Accruals	Indexed Ch$	212.955		212.955		532.389		7.128.482	
Deferred taxes	Indexed Ch$	130.367		356.434		891.083		1.753.378	
Other long term liabilities	Indexed Ch$	792.236		319.319		284.186		-	
Borrowings from banks	Non indexed Ch$	13.709.718	4.42	28.851.853	3.80	27.780.350	4.10	0 -	
Total long term liabilities									
	Indexed Ch$	91.473.898		86.091.956		32.427.438		47.874.834	
	Non indexed Ch$	13.709.718		28.851.853		27.780.350		-	

29. SANCTIONS

Inversiones Aguas Metropolitanas Ltda.

a) Superintendency of Securities and Insurance:

Neither the Company nor its subsidiaries or directors or executives were sanctioned during the periods covered by the financial statements.

Aguas Andinas S.A.

Year 2005

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By its Resolution 710, it applied a fine for non-compliance with written instructions given by the Superintendency in its Official Letter No.1908 and in Chapter XI of the Invoicing Manual. Amount payable 40 "UTA" ("Annual Tax Units" - an official monetary unit). The case is at an evidence stage. Estimated result: it is expected to obtain a reduction in the fine as the non-compliance did in fact occur.

Year 2004

ii) The Superintendency of Sanitation Services (SISS) applied the following fines:

With Resolution 415 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with written orders and instructions to remit, within the established term, information for the "Cover of the treatment of sewage" and "Production of drinking water" processes. A summary complaint judgment took place in

the 29th Civil Court of Santiago (Case file: 1189-2004). In the first instance stage, the demand was rejected. An appeal was made. The amount of the sanction is 30 UTA.

The Company was sanctioned when the SISS detected a failure to comply with the parameters established on fecal coliforms during a self-control carried out during the second quarter of the year 2003 in the Paine Sewage Treatment Plant. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 1434-2004). In the second instance stage, the appeal against the sanction is pending. The amount of the sanction is 26 Annual Taxation Units (UTA).

By SISS Resolution 2796, the Company was fined for not complying with written orders and instructions issued by the SISS under Official Memoranda Nos. 1207 and 1456. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 11263-2004). The amount of the sanction is 100 Annual Taxation Units (UTA). Judgment has been given and the SISS has withdrawn the fine.

By SISS Resolution 2858, the Company was fined for not complying with written orders and instructions issued by the SISS under Official Memorandum 2774 and included in the Development Plan of Curacaví. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 11711-2004). The case is in the sentencing period. The amount of the sanction is 51 Annual Taxation Units (UTA).

On October 20, 2004 the SISS instructed Aguas Andinas S.A. to suspend the charge for sewage treatment at the La Farfana Plant due to an alleged breach of compliance with the Environmental Rating Resolution for that plant and with SISS Ordinance 690/04 on the handling of sludge. The impact of this suspension covered the period between October 20 and November 20, which implied a loss of revenues amounting to approximately Ch$ 2,244 million.

iii) SESMA has applied the following fines:

By its Resolution 5180 of December 15, 2003, a fine of 1,000 UTM (Monthly Taxation Units) was applied due to bad smells emasnating from the La Farfana plant. The fine was paid in order to be able to bring a claim before the courts. This was presented to the 17th Civil Court of Santiago (Case No.2999-2004). State of the case: awaiting start of evidence stage.

By its Resolution 4838 of October 19, 2004, confirmed by Resolution 782 of February 2, 2005, SESMA, the National Environmental Authority, fined the Company with 2,000 Monthly Taxation Units (UTM) for breach of Law N°144/61 issued by the Ministry of Health, which sets standards for avoiding atmospheric emanations or contaminants of any kind. The fine was paid in order to bring a claim before the court. This was presented to the 17th Civil Court of Santiago (Cas No.4566-2005). State of the case: pending prior and special pronouncement.

iii) With Resolution N° 177/2004, the Metropolitan Region Environmental Authority (COREMA) fined the Company on May 28, 2004 with 1,000 Monthly Taxation Units (UTM) for bad smells emanating from the La Farfana Plant. The fine was duly paid in

order to commence a complaint through the law courts (28th Civil Court of Santiago – Case No.6593-2004). On November 10, 2004 the case was received but has not yet been notified.

Aguas Cordillera S.A.

a) Superintendency of Securities and Insurance:

Neither the Company nor its directors or executives were sanctioned during the periods covered by the financial statements.

b) Other administrative authorities:

By Resolution N° 425 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 4th Civil Court of Santiago (Case File N° 1195-2004). Current status: Unfavorable sentence; appealed against.

The Superintendency of Sanitation Services fined the Company under its Resolution 2734 for not complying with its written orders contained in Official Memorandum 2774 and in the Development Plan. This fine is being appealed by the Company in the 29th Civil Court of Santiago (Case File N° 11,129). Current status: Unfavorable sentence; appealed against.

During the periods covered by the financial statements, no other sanctions have been applied on the Company, its directors or executives.

Aguas Manquehue S.A.

a) Superintendency of Securities and Insurance:

Neither the Company nor its directors or executives were sanctioned during the periods covered by the financial statements.

b) Other administrative authorities

On May 19, 2003, the Superintendency of Sanitation Services fined the Company under its Resolution 1194 for failure to comply with Norm NCH 1333 Of 78. The Company paid the fine and this case is under appeal in the 7th Civil Court of Santiago (Case file N° 2829-2003). The appeal granted against the sentence that rejected the suit.

By Resolution 424 dated February 9, 2004 the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the

established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed against by the Company in the 7th Civil Court of Santiago (Case File Nº 1134-2004). Current status: Unfavorable sentence; appealed against.

During the periods covered by the financial statements, no other sanctions have been applied to the Company, its directors or executives.

Aguas Los Dominicos S.A.

a) Superintendency of Securities and Insurance:

Neither the Company nor its directors or executives were sanctioned during the periods covered by the financial statements.

b) Other administrative authorities:

By Resolution 426 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 19th Civil Court of Santiago (Case File Nº 1189-2004). Current status: Unfavorable sentence; appealed against.

During the periods covered by the financial statements, no other sanctions have been applied to the Company, its directors or executives.

30. SUBSEQUENT EVENTS

INVERSIONES AGUAS METROPOLITANAS S.A.

By public deed dated July 15, 2005 granted before Santiago Notary Public, Iván Torrealba, INVERSIONES AGUAS DEL GRAN SANTIAGO S.A. and ONDEO SERVICES CHILE S.A., then being the only two partners in INVERSIONES AGUAS METROPOLITANAS LIMITADA, and in accordance with clause 96 onward of Law 18.046, mutually agreed to reform its bylaws, transforming it into a corporation that will continue to operate the business.

SUMMARY OF THE BYLAWS OF INVERSIONES AGUAS METROPOLITANAS S.A.

The bylaws of INVERSIONES AGUAS METROPOLITANAS S.A. state that it is a corporation subject to the regulations governing open corporations, its bylaws and other applicable legislation.

The Company is domiciled in the City of Santiago and may establish branches, agencies or offices both within the country or overseas. The company's duration is indefinite.

The Company's objects are the following:

i) To invest in shares of the Chilean company Aguas Andinas S.A.;

ii) To provide all types of consultancy, advisory and other services related to the transfer of technology and know-how, technical assistance, business and project management, especially those related to the management and operation of the water and sewage treatment business. The capital is fully paid up and amounts to the sum of Ch$ 468,751,176,308 divided into one billion (1,000,000,000) nominal shares, all with the same series and value, and of no par value.

The Company is managed by a board of directors composed of seven members, each with an alternate, and all run for a period of three years at the end of which they must all be renewed, although they may be re-elected.

The board of directors is the Company's legal and extra-legal representative and in order to comply with the company's objects, it is legally invested with the broadest and unrestricted powers of administration and disposal, except only for those that the law or the bylaws reserve as the exclusive right of the shareholders meeting. In legal matters, it has all the powers stated in both paragraphs of clause 7 of the Civil Procedures Code, notwithstanding the legal representation that corresponds to the manager.

The Company has a general manager whose position shall be incompatible with that of a director and shall have all the powers of a businessman and those that the law grants or that board of directors may confer on him.

The Company will be dissolved by agreement at an extraordinary shareholders' meeting and for other legal reasons. Once the Company is dissolved, its liquidation shall be carried out by a Liquidation Commission.

TRANSITORY PROVISIONS OF THE TRANSFORMATION DEED.

These establish that the capital, amounting to Ch$ 468,751,176,308 and divided into 1,000,000,000 shares of one single series and of equal value, is fully paid up as indicated in the deeds of the constitution of the Company and its subsequent modifications to its style as a limited partnership.

The capital was paid in by the partners in the following proportions:

a) Ch$ 375,469,692,223 was contributed by INVERSIONES AGUAS DEL GRAN SANTIAGO S.A., corresponding to 80.1% of the total capital of the limited partnership

transformed into an open corporation in such a way that this shareholder holds 801,000,000 shares in INVERSIONES AGUAS METROPOLITANAS S.A. which were understood to be held by INVERSIONES AGUAS DEL GRAN SANTIAGO S.A. as from the date of the transformation deed; and

b) Ch$ 93,281,484,085 was contributed by ONDEO SERVICES CHILE S.A., corresponding to 19.9% of the total capital of the limited partnership transformed into an open corporation in such a way that this shareholder holds 199,000,000 shares in INVERSIONES AGUAS METROPOLITANAS S.A. which were understood to be held by ONDEO SERVICIOS CHILE S.A. as from the date of the transformation deed.

NEW BOARD OF DIRECTORS

In the transformation deed mentioned previously, a provisional board of directors was appointed which shall remain in office from July 15 of this year until the next ordinary shareholders' meeting. The Company will be managed by a provisional board consisting of Ángel Simon, Alfredo Noman, Xavier Amorós, Josep Bagué, Fernando Rayón, Alain Chaigneau and Jean Marc Boursier ss titular members, and their respective alternates shall be Patricio Prieto, José Vila, Claudio Undurraga, Lluis María Puiggarí, Fernando Samaniego, Jean Paul Minette and Fernando Bravo.

APPOINTMENT OF EXTERNAL AUDITORS

Deloitte & Touche Sociedad de Auditores y Consultores Limitada have been appointed as external auditors until the first ordinary shareholders' meeting of the Company.

APPOINTMENT OF THE NEW GENERAL MANAGER

During the first meeting of the Company's board of directors held on July 18, 2005, Giovano Suazo was appointed general manager of the Company.

INSCRIPTION OF THE COMPANY IN THE SHAREHOLDERS REGISTER IN THE SUPERINTENDENCY OF SECURITIES AND INSURANCE

On July 15, 2005, Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A., as the only shareholders of Inversiones Aguas Metropolitanas S.A. agreed to proceed with the inscription of the Company and its shares in the Securities Register of the Superintendency of Securities and Insurance in order that the Company and its shareholders may make public offer of the shares.

At the time of issue of these financial statements, the Company's management is unaware of any other material information that might significantly affect the company's financial situation and/or results at June 30, 2005.

SUBSIDIARIES

Aguas Andinas S.A.

On July 19, 2005, the Superintendency of Securities and Insurance was informed of the following material information:

The following resolutions were agreed at the board meeting held on July 19, 2005:

a) To proceed to the obligatory redemption in advance of all the bonds of series A, sub-series A1 and A2, whose issue is inscribed in the Securities Register of the Superintendency with the number 266 of August 13, 2001, in accordance with the provisions of clauses 104 d) and 130 of the Securities Market Law and the third clause, number 13, of the bond issue indenture that appears in public deed dated June 19, 2001 before the Santiago notary Iván Torrealba, amended by public deed dated August 2, 2001 before the Santiago notary Ricardo San Martin.

   In accordance with the above, the redemption shall take place on September 1, 2005. The bonds shall be redeemed at their nominal value plus interest accrued to the redemption date.

   The board expressly authorized the general manager, Felipe Larraín, to follow all the procedures required by the law and the indenture necessary for carrying out the redemption and advanced payment of the bonds indicated.

b) To distribute $ 21,416,378,060 against the net income for 2005 as an interim dividend. The dividend No.41 therefore will amount to $ 3.5 per share and be payable from September 27, 2005.

Aguas Cordillera S.A.

On July 19, 2005, the board of directors of the Company reported the following material information:

The board of directors of the Company has unanimously agreed to proceed with the advanced redemption of the entire Series B, D and E bonds in accordance with clauses 104 d) and 130 of the Securities Market Law and the corresponding clauses from each issue indenture. The detail of these issues is as follows:

1. Series B Bonds: the indenture for the Series B, sub-series B1, B2 and B3, bond issue was signed by public deed dated October 30, 1991 before the Santiago notary Raúl Undurraga, This was subsequently amended by public deed dated March 21, 2002 signed before the notary José Musalem. The issue is inscribed in the Securities Register of the Superintendency of Securities and Insurance, under No.154 of February 7, 1992.

2. Series D Bonds: the indenture for the Series D, sub-series D1, D2 and D3, bond issue was signed by public deed dated May 24, 1993 before the notary Raúl Undurraga. This was subsequently amended by public deed dated August 6, 1998 before the notary René Benavente and public deed dated March 21, 2002 signed before the notary José Musalem. The issue is inscribed in the Securities Register of the Superintendency of Securities and Insurance, No.167 of August 10, 1993.

3. Series E Bonds: the indenture for the Series E, sub-series E1, E2 and E3, bond issue was signed by public deed dated May 18, 1995 before the notary Gonzalo de la Cuadra,. This was subsequently amended by public deed dated February 11, 1997 signed before Gonzalo de la Cuadra and public deed dated July 27, 1998 signed before the notary René Benavente. The issue is inscribed in the Securities Register of the Superintendency of Securities and Insurance, No.187 of August 11, 1995.

The advanced redemption of the Series B and E bonds will take place on January 1, 2006 and the redemption and payment of the Series D bonds on October 1, 2005. The bonds shall be redeemed at a value equivalent to the amount of principal outstanding plus interest accrued to the day on which the advance payment is made. The board expressly authorized the general manager, Victor de la Barra, to take all the necessary steps required by law and the indentures in order to proceed with the advanced redemption and payment of the bonds in question.

Aguas Manquehue S.A.

On July 19, 2005 and in accordance with the agreements reached at the ordinary shareholders' meeting, the board of the Company set September 26, 2005 as the date for the payment of the final dividend.

The payment of this dividend shall be made by nominative checks.

Other subsequent events

For the subsidiaries Aguas Cordillera S.A. and Aguas Los Dominicos S.A.:

The new tariffs for the company for the five-year period 2005-2010 were published in the Official Gazette on July 5, 2005 and will be applicable to consumption as per meter readings taken from June 30, 2005.

At the date of issue of these financial statements, the Company's management is unaware of any other subsequent events that might significantly affect the financial situation and/or the results of the Company or its subsidiaries as of June 30, 2005.

31. ENVIRONMENT

The Parent Company has not disbursed any resources on environmental projects during the years 2005 and 2004.

Subsidiaries

The principal investments made by the Company in 2005 and 2004 to protect the environment have been the construction of the sewage treatment plants detailed below:

Name of the Project	2005 ThCh$	2004 ThCh$
Talagante Treatment Plant	3.488.962	1.876.290
Curacaví Treatment Plant	473.659	6.588
La Farfana Treatment Plant	78.996	183.894
Los Nogales Treatment Plant	62.802	2.617.550
La Farfana definitive sludge handling plant	59.236	-
El Monte Treatment Plant	17.201	62.747
Installation Cexas electrogenic equipment plant	11.000	-
El Trebal plant chlorine gas neutralization plant	9.377	-
Buin Maipo Treatment Plant	9.292	-
Melipilla Cexas treatment plant	4.868	4.267
Esmeralda Melipilla Treatment Plant (Improvements)	4.029	17.709
Control of sludge at Treatment Plants	-	90.399
El Trebal Treatment Plant	-	28.758
Valdivia de Paine Treatment Plant	-	20.850
Total	**4.219.422**	**4.909.052**

32. LONG TERM NOTES PAYABLE

Clause 16 of Decree Law 70 published in the Official Gazette on December 30, 1998 and clause 42 of Supreme Decree 453 set out the rules for demanding reimbursable financial contributions for capacity and for the provision of the corresponding service to whoever asks to be incorporated as a customer or requires a service expansion.
The debt for reimbursable contributions is shown under Long-term notes payable for ThCh$ 24,846,380 and ThCh$ 26,217,263 as at June 30, 2005 and 2004 respectively.

33. TRANSFER OF OWNERSHIP OF SANITATION WORKS

Under an agreement signed on June 30, 1998 between the Metropolitan Regional Government and Aguas Andinas S.A., ownership of the sanitary works constructed or acquired with resources of the National Regional Development Fund was transferred to the Company. The works transferred under this agreement, which constitutes contributions from third parties, are governed by Decree Law 70 issued by the Ministry of Public Works in 1988 and the provisions of clause 36 of the respective MINECON Law 453 of 1989.

As at December 31, 1998, these works were incorporated into the Company's fixed assets at a nominal value of Ch$1 for each one, as there is a prohibition on considering these assets transferred by the Regional Government as an investment for purposes of tariff setting, and therefore, on which the Company cannot earn a return and they do not represent any additional operating benefits for the Company in addition to those already obtained since they started functioning.

Furthermore, the income-cost correlation is not altered with respect to previous years as the Company made no disbursements.

The maximum tariff contemplated for this type of contribution is intended only to cover the operating and maintenance costs required.

According to the instructions of the Superintendency of Securities and Insurance, in its Resolution 01489 of March 22, 2000, the estimated technical value of these works was determined for information purposes. At that time, this amounted to ThCh$1,560,784 and its depreciation, determined on the basis of its time in use, amounts to ThCh$490,264.

The principal criteria used in the valuation of these works include earth movement, supply pipes, drinking water and sewage chambers and the labor costs, all as at June 2005. The average useful life of these assets is 406 months and their remaining average useful life as at June 2005 is 298 months.

****

MATERIAL INFORMATION

Aguas Andinas S.A.

The Board of Directors held on March 22, 2005 noted the reesignation of Roque Gistau as a director of Company.

At the ordinary board meeting held on April 21, 2005, the board was revoked and the following were elected for the full statutory period as the directors and alternate directors:

DIRECTORS	ALTERNATE DIRECTORS
Alfredo Noman	Ángel Simon
Josep Bagué	José Vila
Fernando Rayón	Lluis María Puiggari
Alain Chaigneau	Jean Michel Deslages
Carlos Mladinic	Jorge Bande Bruck
Daniel Albarrán	Claudio Maggi
Bernardo Espinosa	Roberto Hempel

At the close of these financial statements at June 30, 2005, Aguas Andinas S.A. had presented no other material information.

Aguas Cordillera S.A.

The ordinary shareholders' meeting was held on April 21, 2005 and passed the following resolution:

The Board of Directors was renewed, comprising the following members:

Felipe Larraín
Joaquín Villarino
Ignacio Escudero
Luis Manuel Rodríguez
Igor Garafulic

At the close of these financial statements at June 30, 2005, Aguas Cordillera S.A. had presented no other material information.

Aguas Los Dominicos S.A.

The ordinary shareholders' meeting was held on April 21, 2005 and passed the following resolution:

The Board of Directors was renewed, comprising the following members:

Felipe Larraín
Joaquín Villarino
Camilo Larraín
Luis Manuel Rodríguez
Igor Garafulic

At the close of these financial statements at June 30, 2005, Aguas Los Domínicos S.A. had presented no other material information.

Aguas Manquehue S.A.
The ordinary shareholders' meeting was held on April 21, 2005 and passed the following resolution:

The Board of Directors was renewed, comprising the following members:

Felipe Larraín
Joaquín Villarino
Luis Manuel Rodríguez
Carlos Alberto Rabat
Igor Garafulic

At the close of these financial statements at June 30, 2005, Aguas Los Domínicos S.A. had presented no other material information.

--0--

ASSETS

5.11.00.00 TOTAL CURRENT ASSETS		**2.572.036**	**24.030.260**
5.11.10.10 Cash & banks		16.274	304.976
5.11.10.30 Marketable securities (net)	4	619.378	676.036
5.11.10.60 Sundry debtors (net)		29.713	0
5.11.10.70 Notes & accounts receivable related companies	5	1.198.569	22.767.531
5.11.10.90 Recoverable taxes		179.938	281.717
5.11.20.30 Other current assets	7,8	528.164	0
5.12.00.00 TOTAL FIXED ASSETS		**0**	**177**
5.12.30.00 Machinery & equipment		3.735	3.787
5.12.60.00 Accumulated depreciation (less)		-3.735	-3.610
5.13.00.00 TOTAL OTHER ASSETS		**480.016.933**	**508.597.449**
5.13.10.10 Investments in related companies	9	182.395.303	189.673.307
5.13.10.30 Goodwill	10	297.554.252	318.799.015
5.13.10.90 Others		67.378	125.127
5.10.00.00 TOTAL ASSETS		**482.588.969**	**532.627.886**

LIABILITIES

5.21.00.00 TOTAL CURRENT LIABILITIES		**1.392.925**	**1.786.972**
5.21.10.90 Sundry creditors		51.327	50.836
5.21.20.10 Notes & accounts payable related companies	5	1.219.343	1.517.189
5.21.20.20 Provisions	11	21.002	15.747
5.21.20.30 Withholdings		62.804	190.643
5.21.20.40 Income tax		753	
5.21.20.60 Deferred taxes	6	12.528	12.557
5.21.20.70 Other current liabilities		25.168	
5.22.00.00 TOTAL LONG-TERM LIABILITIES		**172.010**	**185.236**
5.22.70.00 Deferred taxes	6	172.010	185.236
5.24.00.00 TOTAL SHAREHOLDERS' EQUITY		**481.024.034**	**530.655.678**
5.24.10.00 Paid capital	12	468.751.177	488.382.724
5.24.20.00 Reserve restatement of capital	12	11.520.171	16.751.834
5.24.50.00 Retained earnings (sum 5.24.51.00 al 5.24.56.00)		752.686	25.521.120
5.24.52.00 Accumulated earnings	12	314.450	18.278.065
5.24.54.00 Net income for period	12	11.436.132	7.243.055
5.24.55.00 Interim dividends (less)	12	-10.997.896	
5.20.00.00 TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		**482.588.969**	**532.627.886**

STATEMENT OF INCOME

5.31.11.00 OPERATING INCOME		**43.095**	**-112.702**
5.31.11.10 OPERATING MARGIN		300.921	441.779
5.31.11.11 Revenues		3.447.033	3.838.036
5.31.11.12 Operating expenses (less)		-3.146.112	-3.396.257
5.31.11.20 Administrative & selling expenses (less)		-257.826	-554.481
5.31.12.00 NON-OPERATING RESULT		**11.414.113**	**7.350.088**
5.31.12.10 Financial income		59.343	103.973
5.31.12.20 Equity in income of related companies		27.438.765	23.624.541
5.31.12.40 Equity in losses of related companiues (less)		-20	-551
5.31.12.50 Amortization goodwill (less)	10	-15.940.406	-15.939.951
5.31.12.60 Financial expenses (less)		-2.536	-830
5.31.12.80 Price-level restatements	13	-121.493	-436.176
5.31.12.90 Exchange differences	14	-19.540	-918
5.31.10.00 INCOME BEFORE INCOME TAX & EXTRAORDINARY ITEMS		11.457.208	7.237.386
5.31.20.00 INCOME TAX	6	-21.076	5.669
5.31.40.00 INCOME BEFORE MINORITY INTEREST		11.436.132	7.243.055
5.31.00.00 NET INCOME		**11.436.132**	**7.243.055**
5.30.00.00 NET INCOME FOR PERIOD		**11.436.132**	**7.243.055**

STATEMENT OF CASH FLOWS - DIRECT

5.41.11.00 NET CASH FLOW FROM OEPRATING ACTIVITIES	43.827.807	22.199.027
5.41.11.10 Collection of trade receivables	3.940.047	4.239.720
5.41.11.20 Financial income received	-14.128	4.390
5.41.11.30 Dividends & other distributions received	43.481.253	21.766.877
5.41.11.40 Other income received	315.770	18.066
5.41.11.50 Payments to suppliers & personnel (less)	-3.500.904	-2.819.725
5.41.11.60 Interest paid (less)	-124	
5.41.11.80 Other expenses paid (less)	-61.336	-141.363
5.41.11.90 V.A.T. & other similar payments (less)	-332.771	-868.938
5.41.12.00 NET CASH FLOW FROM FINANCING ACTIVITIES	**-64.800.627**	**0**
5.41.12.35 Payment of dividends (less)	-39.922.978	
5.41.12.40 Capital distributions (less)	-24.877.649	
5.41.13.00 NET CASH FLOW FROM INVESTMENT ACTIVITIES	**21.571.755**	**-21.766.784**
5.41.13.25 Collection of other loans to related companies	54.083.755	
5.41.13.60 Other loans to related companies (less)	-32.512.000	-21.766.784
5.41.10.00 NET TOTAL CASH FLOW FOR PERIOD	598.935	432.243
5.41.20.00 EFFECT OF INFLATIÓN IN CASH & CASH EQUIVALENTS	-25.317	-8.568
5.41.00.00 NET CHANGE IN CASH & CASH EQUIVALENTS	573.618	423.675
5.42.00.00 INITIAL BALANCE OF CASH & CASH EQUIVALENTS	590.198	557.337
5.40.00.00 FINAL BALANCE OF CASH & CASH EQUIVALENTS	**1.163.816**	**981.012**

RECONCILIATION CASH FLOW - RESULT

5.50.10.00 Net income for period	**11.436.132**	**7.243.055**
5.50.30.00 Charges (Credits) to income not representing cash flows	-11.357.190	-7.246.769
5.50.30.05 Depreciation for period	116	176
5.50.30.20 Accrued income investments in related companies (less)	**-27.438.765**	**-23.624.541**
5.50.30.25 Accrued loss on investments in related companies	20	551
5.50.30.30 Amortization goodwill	15.940.406	15.939.951
5.50.30.40 Price-level restatements, net	121.493	436.176
5.50.30.45 Exchange differences, net	19.540	918
5.50.40.00 Changes in assets affecting cash flow (increase) decrease	43.660.594	21.899.318
5.50.40.30 Other assets	43.660.594	21.899.318
5.50.50.00 Cahnges in liabilkities affecting cash flow - increases	88.271	303.423
5.50.50.10 Accounts payable related to operating income	293.021	518.458
5.50.50.50 V.A.T. & similar payables (net)	-204.750	-215.035
5.50.00.00 NET CASH FLOW FROM OPERATING ACTIVITIES	43.827.807	22.199.027

INVERSIONES AGUAS METROPOLITANAS S.A.

NOTES TO THE FINANCIAL STATEMENTS
(in thousands of Chilean pesos)

1. INSCRIPTION IN THE SECURITIES REGISTER

The Company is inscribed in the Securities Register of the Superintendency of Securities and Insurance with the number 912 and is subject to the regulatory authority of that Superintendency.

2. ACCOUNTING PRINCIPLES APPLIED

a) Accounting period

These unconsolidated financial statements relate to the periods from January 1 to September 30, 2005 and 2004 respectively.

b) Preparation

The unconsolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, except for investments in subsidiaries which are shown on just one line in the balance sheet at their proportional equity value and have not therefore been consolidated line-by-line. This treatment does not modify the net income for the period or the equity.

In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail for the Company and its subsidiaries.

These financial statements have been issued only for the purpose of making an individual analysis of the Company and should therefore be read together with the consolidated financial statements which are required by accounting principles generally accepted in Chile.

c) Presentation

For comparison purposes, the financial statements at September 30, 2004 and their respective notes have been restated off the books by 3.0%. This percentage corresponds to the variation in the Consumer Price Index during the last twelve months, with a one-month time lag.

d) Price-level restatements

The financial statements have been restated through the application of the monetary correction rules in accordance with accounting principles generally accepted in Chile in order to reflect variations in the purchasing power of the currency in the periods between January 1 and September 30, 2005 and 2004, amounting to 2.4% and 1.9% respectively, with a one-month time lag. The income statement accounts have also been restated to show them at period-end values.

e) Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each period end, at the following rates:

	30.09.2005	30.09.2004
	$	$
Unidad de Fomento	17.717,56	17.190,78
United States dollar	529,20	608,90
Euro	636,13	757,34

f) Marketable securities

Marketable securities reflect investments in mutual fund quotas made by the companies, shown at their redemption value as at the close of the financial statements.

g) Securities acquired under resale agreements

Acquisitions of securities under resale agreements are shown as investments in fixed-income instruments under the heading Other current assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

h) Fixed assets

Fixed assets are shown at their restated cost.

i) Depreciation of fixed assets

Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives assigned to the respective assets.

j) Investments in related companies

Investments in related companies with the capacity to exercise a significant influence over the subject company are shown at their proportional equity value, calculated on the basis of their respective financial statements at September 30, 2005 and 2004. The participation in the results for each period is shown on an accrued basis.

k) Goodwill

Goodwill represents the excess paid over the proportional equity value on the purchase of these investments at the time of purchase. This goodwill is being amortized over a maximum period of 20 years from the date of acquisition because it is estimated that the investment will be recovered over this period.

l) Other assets

These include the costs related to technical assistance provided by Ondea Services Chile S.A. and AGBAR Chile S.A. to the Company in the presentation of a contract for the provision of management and operating systems and procedures. These are being amortized over 5 years, being the term, of the contact.

m) Income tax and deferred taxes

The Company has provided for income tax on the basis of its taxable income determined in accordance with the provisions of the Income Tax Law. In accordance with Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes resulting from timing differences, tax losses that imply a tax benefit and other events that create differences between the financial and tax treatment.

n) Derivative contracts

The Company has signed currency hedging contracts with financial institutions. These contracts were defined as cover for existing items and have been contracted and assigned as instruments for hedging the exchange rate. They are shown in accordance with Technical Bulletin No.57 of the Chilean Institute of Accountants.

o). Sales

Sales are shown on an accrued basis.

p) Statement of cash flows

The Company considers as cash and cash equivalents its balances held in unrestricted bank local and foreign currency checking accounts and the short-term investments it makes as part of its normal cash management and whose redemption will take place within 90 days from the date the investment and that have no risk of significant loss at the time of redemption. Cash flows from operating activities include the income and expenses that are treated as non-operating in the Statement of Income.

3. ACCOUNTING CHANGES

The accounting principles and criteria described in Note 2 were applied uniformly during the 2005 and 2004 periods.

4. MARKETABLE SECURITIES

The detail of these securities at September 30, 2005 and 2004 is as follows:

Instruments	Book Value	
	30/09/2005	30/09/2004
Mutual fund quotas	619.378	676.036
Total Marketable Securities	**619.378**	**676.036**

5. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transaction with subsidiaries

Notes and accounts receivable

There is a services agreement in Unidades de Fomento with Aguas Andinas S.A. with a 5-year term with monthly invoicing according the services provided.

Transactions with related companies

Notes and accounts receivable

The accounts receivable from Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A. relate to trading accounts, without interest and indexed as from January 1, 2005.

Notes and accounts payable

There is a contract signed in 2001 in euros with Sociedad General Aguas de Barcelona S.A. and Suez Lyonnaise des Eaux which has a term of 5 years with monthly invoicing and payments at 63 days.

- **Documentos y Cuentas Por Cobrar**

Tax No.	Company	Short Term		Long Term	
		30/09/2005	30/09/2004	30/09/2005	30/09/2004
77329730-4	INVERSIONES AGUAS DEL GRAN SANTIAGO S.A.	0	10.715.360		
96885200-0	ONDEO SERVICES CHILE S.A.	0	10.715.360		
61808000-5	AGUAS ANDINAS S.A.	1.198.569	1.336.811		
TOTAL		**1.198.569**	**22.767.531**		

- **Documentos y Cuentas por Pagar**

Tax No.	Company	Short Term		Long Term	
		30/09/2005	30/09/2004	30/09/2005	30/09/2004
0000001-9	SUEZ LYONNAISE DES EAUX	853.540	1.062.032		
0000001-9	SOC. GRAL. AGUAS DE BARCELONA S.A.	365.803	455.157		
TOTAL		**1.219.343**	**1.517.189**		

- Transacciones con entidades relacionadas

Company	Tax No.	Relationship	Transaction	30/09/2005		30/09/2004	
				Amount	Effect on results (charge)/credit)	Amount	Effect on results (charge)/credit)
SOC. GRAL. AGUAS DE BARCELONA S.A.	00000001-9	RELATED	ADVISORY SERVICES RECEIVED	2.146.501	-2.146.501	2.386.839	-2.386.839
SUEZ LYONNAISE DES EAUX	00000001-9	RELATED	ADVISORY SERVICES RECEIVED	919.929	-919.929	1.022.931	-1.022.931
INVERSIONES AGUAS DEL GRAN SANTIAGO S.A.	77329730-4	PARENT	REPAYMENT OF LOANS RECEIVED	36.273.548		0	0
ONDEO SERVICES CHILE S.A.	96885200-0	PARENT	REPAYMENT OF LOANS RECEIVED	16.871.200	0	0	0
AGUAS ANDINAS S.A.	61808000-5	SUBSIDIARY	DIVIDENDS RECEIVED	42.969.197	0	21.423.951	0
AGUAS ANDINAS S.A.	61808000-5	SUBSIDIARY	ADVISORY SERVICES PROVIDED	3.572.438	3.407.145	4.958.267	3.788.634
INVERSIONES AGUAS DEL GRAN SANTIAGO S.A.	77329730-4	PARENT	LOANS GRANTED	25.632.000		10.715.360	
ONDEO SERVICES CHILE S.A.	96885200-0	PARENT	LOANS GRANTED	6.368.000		10.715.360	
INVERSIONES AGUAS DEL GRAN SANTIAGO S.A.	77329730-4	PARENT	CAPITAL REDUCTION IAM SA	19.871.271			
ONDEO SERVICES CHILE S.A.	96885200-0	PARENT	CAPITAL REDUCTION IAM SA	4.887.120			
INVERSIONES AGUAS DEL GRAN SANTIAGO S.A.	77329730-4	PARENT	PROFITS DISTRIBUTION	31.880.638			
ONDEO SERVICES CHILE S.A.	96885200-0	PARENT	PROFITS DISTRIBUTION	7.870.720			

6. DEFERRED TAXES AND INCOME TAX

Taxable income and other concepts at September 30, 2005 and 2004 are as follows:

Impuestos a la renta

	30/09/2005				30/09/2004			
	Deferred Tax Assets		Deferred Tax Liabilities		Deferred Tax Assets		Deferred Tax Liabilities	
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
Tming Differences								
Provision for vacations	703				674			
Investment costs related company			13.231	172.010			13.231	185.236
Total	**703**		**13.231**	**172.010**	**674**		**13.231**	**185.236**

	30/09/2005	30/09/2004
Current tax charge (provision for tax)	-31.031	-4.254
Adjustment tax charge (previous yearr)	0	0
Effect on assets or liabilities of deferred tax for period	9.955	9.923
	0	
Total	-21.076	5.669

7. OTHER CURRENT ASSETS

The detail of these is as follows:

Securities of Banco Central de Chile acquired under resale agreements

Code	Dates		Counterparty	Currency of origin	Subscription value	Rate	Final Value	Instrument	Market Value
	Start	End							
CRV	38.617	38.631	BANCO CHILE	PESOS	347.052	0,33% MENSUAL	347.586	PRBC	347.357
CRV	38.621	38.628	BANCO SANTANDER SANTIAGO	PESOS	180.730	0,32% MENSUAL	180.865	PRBC	180.807

9. INVESTMENTS IN RELATED COMPANIES

During August 2005, the whole of the Company's 60% shareholding in Aguas Industriales del Norte S.A. was sold to the related company Inversiones Aguas del Gran Santiago S.A. for ThCh$213.

The detail of investments in related companies at September 30, 2005 and 2004 is as follows:

Tax No.	Company	Country of origin	Investment control currency	No. of shares	Percentage holding		Equity of company		Result for the period		Equity of company at fair value	
					30/09/2005	30/09/2004	30/09/2005	30/09/2004	30/09/2005	30/09/2004	30/09/2005	30/09/2004
61808000-5	AGUAS ANDINAS S.A.	CHILE		3.133.053.126	51	51	356.226.912	370.440.225	53.589.245	46.139.879	0	0
96974880-0	AGUAS INDUSTRIALES DEL NORTE S.A.	CHILE		1.000	0	60	813	837	-33	-919		
TOTAL												

Result for the period at fair value		Accrued results		Equity Value/Proportional Equity Value		Unrealized Results		Book Value of Investment	
30/09/2005	30/09/2004	30/09/2005	30/09/2004	30/09/2005	30/09/2004	30/09/2005	30/09/2004	30/09/2005	30/09/2004
		27.438.765	23.624.541	182.395.303	189.672.805			182.395.303	189.672.805
		-20	-551	0	502			0	502
				182.395.303	189.673.307			182.395.303	189.673.307

10. GOODWILL AND NEGATIVE GOODWILL

At September 30, 2005 and 2004, the balances of this account represent the difference at the time of purchase between the amount paid and the proportional equity value of the acquired company, and are as follows:

Tax No.	Company	30/09/2005		30/09/2004	
		Amount amortized in period	Balance goodwill	Amount amortized in period	Balance goodwill
61808000-5	AGUAS ANDINAS S.A.	15.940.406	297.554.252	15.939.951	318.799.015
TOTAL		**15.940.406**	**297.554.252**	**15.939.951**	**318.799.015**

11. PROVISIONS AND WRITE-OFFS

The detail of provisions at September 30, 2005 and 2004 is as follows:

	30.09.2005	30.09.2004
	M$	M$
Vacaciones Devengadas	4.136	6.964
Otros beneficios al personal	4.014	8.783
seguros	12.852	0
Totales	21.002	15.747

12. CHANGES IN SHAREHOLDERS' EQUITY

The changes in the equity of the Company during 2005 and 2004 are as follows:

The following was agreed as evidenced by a deed modifying the profits distribution date June 3, 2005:

Profits distribution

Distribute retained earnings equivalent to ThCh$28,586,355 in cash pro rata to shareholdings and simultaneously to both partners (Ondea Services Chile S.A. and Inversiones Aguas de Gran Santiago S.A.).

The capital modification deed of June 14, 2005 provided the following:

Increase of capital

Increase capital by ThCh$19,151,583 by the capitalization of the restatements reserve.

Capital reduction

Reduce the capital by ThCh$24,558,390, reducing it to ThCh$468,751,177. The amount of the reduction was distributed in cash simultaneously to both partners (Ondea Services Chile S.A. and Inversiones Aguas de Gran Santiago S.A.).

The board meeting held on August 29, 2005 agreed:

To distribute ThCh$10,965,000 against the net income for 2005 as an interim dividend. This was paid in cash pro rata to shareholdings and simultaneously to both partners (Ondea Services Chile S.A. and Inversiones Aguas de Gran Santiago S.A.).

	30/09/2005								
Movement	Paid capital	Reserve restatement of capital	Share premium	Other reserves	Reserve future dividends	Retained earnings	Interim dividends	Development Period Deficit	Result for the period
Opening balance	474.157.984	19.151.583				17.850.183			10.736.172
Distribution prior year's results	0	0				10.736.172			-10.736.172
Final dividend previous year						-28.586.355			
Capital increase						0			
Capitalization reserves &/or profits	19.151.583	-19.151.583							
Capital reduction	-24.558.390								
Restatement of capital		11.520.171				314.450	-32.896		
Result for the period									11.436.132
Interim dividends							-10.965.000		
Closing balance	468.751.177	11.520.171				314.450	-10.997.896		11.436.132

Restated balances

Movement	30/09/2004 Paid capital	Reserve restatement of capital	Share premium	Other reserves	Reserve future dividends	Retained earnings	Interim dividends	Development Period Deficit	Result for the period
Opening balance	474.157.984	7.119.651				8.032.626			9.382.187
Distribution prior year's results						9.382.187			-9.382.187
Final dividend previous year									
Capital increase									
Capitalization reserves &/or profits									
Capital reduction									
Restatement of capital	0	9.144.266				330.882			
Result for the period									7.032.092
Interim dividends									
Closing balance	474.157.984	16.263.917				17.745.695			7.032.092
Restated balances	488.382.724	16.751.834				18.278.065			7.243.055

Número de Acciones

Series	No. subscribed shares	No. paid shares	No. shares with voting rights
SOLE	1.000.000.000	1.000.000.000	1.000.000.000

Capital (Monto – M$)

Series	Subscribed capital	Paid capital
SOLE	468.751.177	468.751.177

13. PRICE-LEVEL RESTATEMENTS

The detail of price-level restatements credited (charged) to income is the following:

ASSETS (CHARGES) / CREDITS	Indexation Unit	30/09/2005	30/09/2004
INVENTORIES			
FIXED ASSETS	CPI	1	6
INVESTMENTS IN RELATED COMPANIES	CPI	3.761.173	3.075.087
GOODWILL	CPI	7.347.531	6.241.453
OTHER MONETARY ASSETS	CPI	569.685	1.888
OTHER NON-MONETARY ASSETS	CPI	7.533	8.087
EXPENSE & COST ACCOUNTS	CPI	38.816	50.428
TOTAL (CHARGES) CREDITS		11.724.739	9.376.949

LIABILITIES (CHARGES) / CREDITS			
SHAREHOLDERS' EQUITY	CPI	-11.801.726	-9.759.402
NON-MONETARY LIABILITIES	CPI	-4.574	-3.885
INCOME ACCOUNTS	CPI	-39.932	-49.838
TOTAL (CHARGES) CREDITS		-11.846.232	-9.813.125
(LOSS) GAIN FROM PRICE-LEVEL RESTATEMENTS		-121.493	-436.176

14. EXCHANGE DIFFERENCES

Exchange differences during the periods ended March 31, 2006 and 2005 were as follows:

ASSETS (CHARGES) / CREDITS	Moneda	30/09/2005	30/09/2004
CASH & BANKS	DOLAR	-19.540	-918
Total (Charges) Credits		-19.540	-918

LIABILITIES (CHARGES) / CREDITS			
Total (Charges) Credits			
(Loss) Gain from exchange differences		-19.540	-918

15. STATEMENT OF CASH FLOWS

In the statement of cash flows, cash equivalents consist of financial investments, including marketable securities and securities acquired under resale agreements, all maturing within 90 days. The detail of the balance of cash and cash equivalents is as follows:

Disponible	16.274	304.976
Valores Negociables	619.378	676.036
Otros activos circulantes	528.164	0
Saldo del efectivo y efectivo equivalente	1.163.816	981.012

The Company has no committed cash flows at September 30, 2005 and 2004.

16. DERIVATIVE CONTRACTS

At September 30, 2005, the Company has derivative contracts with financial institutions to hedge exchange risks as per the following detail, valued according to the criteria described in Note 2 n):

Type of derivative derivative	Type of contract	DESCRIPCION DE LOS CONTRATOS						Value of Item Hedged	Accounts affected			
		Contract Value	Term or expiry date	Specific item	Purchase / Sale	Item or transaction hedged			Asset / Liability		Effect on result	
						Name	Amount		Name	Amount	Realized	Unrealized
FR	CCPE	313.872	IV QUARTER 2005	EXCHANGE RATE	P	NOTES & ACCOUNTS PAYABLE RELATED COS.	312.269	312.269	OTHER CURRENT LIABILITIES	313.872	-1.603	0
FR	CCPE	152.439	IV QUARTER 2005	EXCHANGE RATE	P	NOTES & ACCOUNTS PAYABLE RELATED COS.	150.834	150.834	OTHER CURRENT LIABILITIES	152.439	-1.605	0

17. CONTINGENCIES AND RESTRICTIONS

At September 30, 2005 and 2004, the company has granted a performance bond of Banco Santander in favour of its subsidiary Aguas Andinas S.A. for the sum of ThCh$83,784 and ThCh$81,293 respectively, to guarantee the conditions of contracted services. (eliminar las columnas en blanco)

Creditor	Debtor		Type of guarantee	Assets affected		Balances outstanding at date of close of financial statements		Expiry of guarantee					
	Name	Relationship		Type	Book value	30/09/2005	30/09/2004	30/09/2006	Assets	30/09/2007	Assets	30/09/2008	Assets
AGUAS ANDINAS S.A.	INVERSIONES AGUAS METROPOLITANAS S.A.	SUBSIDIARY	PERFORMANCE BOND	0	0	83.784	81.293						

18. GUARANTEES RECEIVED FROM THIRD PARTIES

Inversiones Aguas Metropolitanas S.A. has received no guarantees from third parties.

19. LOCAL AND FOREIGN CURRENCIES

The Company has the following assets and liabilities in local and foreign currencies at September 30, 2005 and 2004.

Assets

	Currency	Amount 30/09/2005	Amount 30/09/2004
Current Assets			
CASH & BANKS	NON-INDEXED PESOS	10.977	298.698
CASH & BANKS	DOLLAR	5.297	6.278
SUNDRY DEBTORS	INDEXED PESOS	29.713	0
NOTES RECEIVABLE RELATED COMPANIES	NON-INDEXED PESOS	1.198.569	22.767.531
RECOVERABLE TAXES	INDEXED PESOS	179.938	281.717
OTHER CURRENT ASSETS	NON-INDEXED PESOS	528.164	0
MARKETABLE SECURITIES	NON-INDEXED PESOS	619.378	676.036

Fixed Assets			
FIXED ASSETS	INDEXED PESOS	0	177

Other assets			
INVESTMENTS RELATED COMPANIES	INDEXED PESOS	182.395.303	189.673.307
GOODWILL	INDEXED PESOS	297.554.252	318.799.015
OTHERS	INDEXED PESOS	67.378	125.127

Total Assets			
	NON-INDEXED PESOS	**2.357.088**	**23.742.265**
	DOLLAR	**5.297**	**6.278**
	INDEXED PESOS	**480.226.584**	**508.879.343**

Current liabilities

	Currency	Up to 90 days				90 days to 1 year			
		30/09/2005		30/09/2004		30/09/2005		30/09/2004	
		Amount	Average annual int. Rate	Amount	Average annual int. Rate	Amount	Average annual int. Rate	Amount	Average annual int. Rate
SUNDRY CREDITORS	NON-INDEXED PESOS					51.327		50.836	
PROVISIONS	NON-INDEXED PESOS	21.002		15.747					
INCOME TAX	NON-INDEXED PESOS	0				753			
DEFERRED TAXES	INDEXED PESOS					12.528		12.557	
NOTES & ACCOUNTS PAYABLE RELATED COMPANIES	EUROS	1.219.343		1.517.189					
OTHER LIABILITIES	NON-INDEXED PESOS	25.168							
WITHHOLDINGS	NON-INDEXED PESOS	62.804		190.643					
TOTAL CURRENT LIABILITIES									
	NON-INDEXED PESOS	**108.974**		**206.390**		**52.080**		**50.836**	
	INDEXED PESOS	**0**		**0**		**12.528**		**12.557**	
	EUROS	**1.219.343**		**1.517.189**		**0**		**0**	

Long-term liabilities at 30-09-2005

	Currency	1 to 2 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount	Avge. annual int. rate	Amount	Avge. annual int. rate	Amount	Avge. annual int. rate	Amount	Avge. annual int. rate
DEFERRED TAXES	INDEXED PESOS	36.858		24.572		61.430		49.150	
TOTAL LONG-TERM LIABILITIES	**INDEXED PESOS**	**36.858**		**24.572**		**61.430**		**49.150**	

Long-term liabilities at 30-09-2004

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount	Avge annual int rate	Amount	Avge annual int rate	Amount	Avge annual int rate	Amount	Avge annual int rate
DEFERRED TAXES	INDEXED PESOS	37.047		24.698		61.745		61.746	
TOTAL LONG-TERM LIABILITIES	**INDEXED PESOS**	**37.047**		**24.698**		**61.745**		**61.746**	

20. SANCTIONS

At September 30, 2005 and 2004 no sanctions have been made on the Company or its managers by the Superintendency of Securities and Insurance or any other administrative authority.

21. SUBSEQUENT EVENTS

The Company's board, at its meeting held on April 4 in Barcelona, Spain, agreed the following:

a.- On October 21, 2005, the board of the Company took note of the communication sent by its controlling shareholders Inversiones Aguas del Gran Santiago S.A., subsidiary of the Spanish company Socieded General de Aguas de Barcelona S.A., and Ondeo Services Chile S.A., subsidiary of the French company Suez Environnement, advising that the Company will begin the process on October 26 of a road show in Chile and abroad concerning its decision to make a secondary share offering of the common shares of the Company, simultaneously in Chile as a public share offering according to the Securities Market Law 18045; in the USA as shares or American Depositary Shares only for qualified institutional investors, as defined by Rule 144A of the US Securities Act of 1933; and outside the USA, whether as shares or American Depositary Shares, according to Regulation S of that Securities Act.

b.- According to the shareholders mentioned, the secondary offer in question would be for a total of up to 499,000,000 shares, representing 49.9% of the total share capital.

c.- The communication states that the placement agents in Chile would be Banchile Corredores de Bolsa S.A., Celfin Capital S.A. Corredores de Bolsa, and Santander Investment S.A. , Corredores de Bolsa, and the placement agents abroad would be Santander Central Hispano Investment Securities Inc. and UBS Investment Bank. The legal advisers to the offering shareholders are the firm Prieto y Cía. in Chile and the firm Simpson Thatcher & Bartlett LLP in the USA, and to the placing agents in Chile, the firm of Morales, Noguera, Valdivieso y Besa and, in the USA, the firm Shearman & Sterling LLP.

d.- The shareholders indicated have told us that they expect the above-mentioned secondary offer to be finalized by late November 2005.

e.- The board has therefore proceeded to select The Bank of New York to act as depositary of the ADR program the Company will be carrying out, in the context of the secondary offering of shares to be made by the controlling shareholders of the Company.

The management of the Company is unaware of any other subsequent events at the time of the issue of these financial statements that might significantly affect the financial position and/or results of the Company at September 30, 2005.

22. THE ENVIRONMENT

Inversiones Aguas Metropolitanas S.A. has no projects for improving the environment during the periods to September 30, 2005 and 2004.

MATERIAL INFORMATION

At its meeting held on August 29, 2005, the board of the Company agreed the following:

a)- Distribute Ch$10,965,000,000 against the net income for 2005 as an interim dividend. The Company's dividend No.1 therefore will amount to Ch$10.965 per share, payable from September 27, 2005.

b)- Call an extraordinary shareholders meeting for September 23, 2005 at 11 a.m. at the Company's offices at Av. El Golf 40, Las Condes, Santiago to consider a proposed reform of the bylaws, as follows:

1. Amend the bylaws in order to set a quorum of at least two-thirds of the issued shares with voting rights to amend the objects, proposing a new text of the Eighteenth clause of the bylaws as suggested by the chairman.
2. Amend the Twenty-First clause of the bylaws, establishing the distribution of an additional dividend provided the company's cash position allows.

c)- In August, all the shares held in AINOR were sold. This 60% shareholding was sold to the related company Inversiones Aguas del Gran Santiago S.A. for ThCh$213.

The extraordinary shareholders meeting of the Company held on September 23, 2005 approved amendments of the bylaws as follows:

a) Establish a quorum of the absolute majority of the members of the board with voting rights, and always with the consenting vote of the directors independent of the controller, for the approval of resolutions consisting of granting loans and credits conferred by the company to related parties, in accordance with the definition contained in clause 10 of Law 18045 and those contained in second paragraph of clause 44 of Law 18046.
b) Establish a quorum of at least two-thirds of the shares issued with voting rights to amend, at an extraordinary shareholders meeting, the objects and the Eleventh and Twenty-First clauses of the bylaws.
c) Approval of the distribution of an additional dividend for a minimum of 30% of the net income for the year in the event that the sum of dividend or capital distributions received in cash by the company from its subsidiary Aguas Andinas S.A. during the year, less operating and non-operating expenses and the necessary provisions for the year as required by accounting principles, were an amount that exceeded the above-mentioned 30%, until completing the total amount of the distributable net income for the year; unless a contrary decision is taken by two-thirds of the issued shares with voting rights at the ordinary shareholders meeting.
d) Approval of the delegation of powers for the legalization and registration of the bylaw reforms agreed at the meeting.

CONSOLIDATED BALANCE SHEETS

As at September 30, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of September 30, 2005)
(Unaudited)

	Notes	At September 30, 2004 ThCh$	2005 ThCh$
ASSETS			
CURRENT:			
Cash and banks		628,384	191,041
Time deposits		19,390,089	—
Marketable securities		1,789,988	1,243,357
Trade accounts receivable, net	(4)	27,307,473	27,157,010
Notes receivable, net	(4)	1,233,769	1,310,879
Sundry debtors, net	(4)	992,471	2,342,165
Notes and accounts receivable from related companies	(5)	21,474,917	21,206
Inventories, net		1,237,427	1,188,151
Taxes recoverable		2,131,112	716,808
Prepaid expenses		571,286	474,849
Deferred taxes	(6)	303,830	338,619
Other current assets	(7 - 8)	7,445,878	4,368,289
Total current assets		84,506,624	39,352,374
FIXED ASSETS:			
Land	(9)	32,628,212	32,806,087
Buildings and infrastructure	(9)	931,210,839	944,745,291
Machinery and equipment	(9)	106,274,990	108,048,702
Other fixed assets	(9)	19,168,540	19,213,397
Revaluation of fixed assets	(9)	4,812,802	4,777,439
Accumulated depreciation	(9)	(505,900,344)	(529,610,208)
Total fixed assets		588,195,039	579,980,708
OTHER ASSETS:			
Goodwill	(10)	381,046,098	355,880,312
Negative goodwill	(10)	(1,149)	(1,083)
Long-term receivables	(4)	10,551,100	9,709,966
Intangible assets	(11)	41,001,613	41,785,457
Accumulated amortization	(11)	(5,045,848)	(6,089,684)
Other	(12)	12,570,218	10,517,764
Total other assets		440,122,032	411,802,732
TOTAL ASSETS		1,112,823,695	1,031,135,814

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED BALANCE SHEETS

As at September 30, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of September 30, 2005)
(Unaudited)

	Notes	At September 30, 2004 ThCh$	At September 30, 2005 ThCh$
LIABILITIES			
CURRENT:			
Short-term portion of borrowings from banks and financial institutions	(13)	—	23,059,144
Long-term borrowings from banks and financial institutions—short-term portion	(13)	1,143,176	2,656,755
Bonds payable—short-term portion	(15)	20,093,797	35,723,167
Accounts payable		11,723,445	11,227,691
Notes payable	(32)	256,940	3,335,183
Sundry creditors		1,372,190	1,451,309
Notes and accounts payable to related companies	(5)	10,528,946	8,233,715
Accruals	(16)	16,621,786	14,387,862
Withholdings		5,223,731	4,897,808
Income tax		—	895,180
Unearned income		1,832,164	1,220,023
Other current liabilities		2,855	25,168
Total current liabilities		68,799,030	107,113,005
LONG TERM:			
Borrowings from banks and financial institutions	(14)	70,551,577	67,150,000
Bonds payable	(15)	219,360,727	165,216,241
Notes payable	(32)	27,831,467	23,826,681
Sundry creditors		2,075,246	1,546,049
Accruals	(16)	8,202,464	7,966,983
Deferred taxes	(6)	3,240,545	2,595,887
Other long-term liabilities		1,336,098	862,001
Total long-term liabilities		332,598,124	269,163,842
MINORITY INTEREST	(18)	180,770,863	173,834,933
SHAREHOLDERS' EQUITY:			
Paid-in capital	(19)	488,382,724	468,751,177
Price level restatement	(19)	16,751,834	11,520,171
Retained earnings	(19)	18,278,065	314,450
Interim dividends			(10,997,896)
Net income for the period	(19)	7,243,055	11,436,132
Total shareholders' equity		530,655,678	481,024,034
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,112,823,695	1,031,135,814

CONSOLIDATED STATEMENTS OF INCOME

For the nine-month periods ended September 30, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of September 30, 2005)
(Unaudited)

	Notes	For the nine-month period ended September 30, 2004 ThCh$	2005 ThCh$
OPERATING RESULTS			
Revenues from operations		144,380,160	155,429,134
Cost of operations		(59,332,772)	(61,443,782)
OPERATING MARGIN		85,047,388	93,985,352
ADMINISTRATIVE AND SELLING EXPENSES		(22,830,777)	(23,368,906)
OPERATING INCOME		62,216,611	70,616,446
NON-OPERATING (EXPENSE) INCOME			
Financial income		3,367,149	4,258,432
Other non-operating income	(20)	5,030,751	4,946,440
Amortization of goodwill	(10)	(18,881,970)	(18,882,508)
Financial expenses		(12,759,772)	(12,843,266)
Other non-operating expenses	(20)	(352,643)	(129,982)
Price-level restatement	(21)	1,400,399	1,421,652
Foreign exchange differences	(22)	(2,070)	(15,468)
Non-operating income (expense)		(22,198,156)	(21,244,700)
INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL		40,018,455	49,371,746
INCOME TAXES	(6)	(10,260,253)	(11,784,965)
INCOME BEFORE MINORITY INTEREST AND AMORTIZATION OF GOODWILL		29,758,202	37,586,781
MINORITY INTEREST	(18)	(22,515,197)	(26,150,699)
AMORTIZATION OF NEGATIVE GOODWILL	(10)	50	50
NET INCOME FOR THE PERIOD		7,243,055	11,436,132

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended September 30, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of September 30, 2005)
(Unaudited)

	Notes	For the nine-month period ended September 30, 2004 ThCh$	2005 ThCh$
NET CASH FLOW FROM OPERATING ACTIVITIES:			
Collection of trade accounts receivable		183,423,487	193,335,311
Financial income received		444,040	935,257
Other income received		3,754,827	1,867,859
Payments to suppliers and personnel		(70,490,193)	(69,760,837)
Interest paid		(8,446,202)	(8,308,477)
Income tax paid		(11,869,614)	(10,398,766)
Other expenses paid		(1,251,108)	(318,086)
VAT and similar payments		(19,057,241)	(20,995,749)
Total net cash flow from operating activities		76,507,996	86,356,512
NET CASH FLOW FROM FINANCING ACTIVITIES:			
Loans obtained		16,236,976	23,554,094
Loans from other sources		13,140,298	10,785,698
Payments of dividends		—	(39,922,978)
Capital reduction		—	(24,877,649)
Payment of loans		(380,378)	(704,405)
Bonds' payments		(1,530,556)	(39,555,858)
Other financing disbursements	(24)	(27,504,681)	(51,336,830)
Total net cash flow from financing activities		(38,341)	(122,057,928)
NET CASH FLOW FROM INVESTING ACTIVITIES:			
Proceeds from sales of fixed assets		1,855,048	1,612,361
Proceeds from sales of other investments		—	(240)
Payments received on other loans to related companies		—	54,083,755
Other investment income		—	(204)
Additions of fixed assets		(35,028,118)	(19,456,300)
Payment of capitalized interest		(144,341)	(284,414)
Other loans to related companies		(21,766,784)	(32,512,000)
Other investment disbursements		(308,678)	(1,555,076)
Total net cash flow from investing activities		(55,392,873)	1,887,882
TOTAL NET CASH FLOW FOR THE YEAR		21,076,782	(33,813,534)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS		(448,883)	(979,400)
NET CHANGE IN CASH AND CASH EQUIVALENTS		20,627,899	(34,792,934)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS		8,608,380	40,585,915
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	(24)	29,236,279	5,792,981

The accompanying notes form an integral part of these unconsolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended September 30, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of September 30, 2005)
(Unaudited)

	Notes	For the nine-month period ended September 30, 2004	2005
		ThCh$	ThCh$
RECONCILIATION OF NET INCOME FOR THE PERIOD WITH OPERATING CASH FLOW:			
Net income for the period		7,243,055	11,436,132
Gain on sale of fixed assets		(830,762)	(1,566,193)
Charges (credits) to income not representing cash flows:			
Depreciation for the period	(9)	24,031,311	24,527,675
Amortization of intangible assets	(11)	778,485	782,158
Write-offs and provisions		2,186,374	2,782,741
Amortization—goodwill	(10)	18,881,970	18,882,508
Amortization—negative goodwill		(50)	(50)
Net price-level restatement	(21)	(1,400,399)	(1,421,652)
Net foreign exchange differences	(22)	2,070	15,468
Other credits to income statement not representing cash flow		(1,859,455)	(2,560,868)
Other charges to income statement not representing cash flow		969,395	1,484,773
Changes in assets affecting operating cash flows (increase) decrease:			
Trade accounts receivable		4,605,697	1,341,037
Inventories		(398,062)	169,348
Other assets		2,552,204	1,178,473
Change in liabilities affecting operating cash flows increase (decrease):			
Accounts payable related to operating income		(3,811,349)	(6,766,785)
Interest payable		2,705,251	2,839,099
Income taxes payable		(2,049,863)	1,116,534
Other accounts payable related to the non-operating income (expense)		(581,322)	3,331,822
VAT and similar payable (net)		968,249	2,633,593
Minority interest	(18)	22,515,197	26,150,699
NET CASH FLOW FROM OPERATING ACTIVITIES:		76,507,996	86,356,512

The accompanying notes form an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

1. REGISTRATION IN THE SECURITIES REGISTER

Inversiones Aguas Metropolitanas S.A., Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A. are registered under Numbers 0912, 0346, 0369, 0389 and 0402, respectively, in the Securities Register of the Superintendency of Securities and Insurance. Consequently, these Companies are subject to the regulatory authority of that Superintendency.

2. ACCOUNTING PRINCIPLES APPLIED

a. Accounting period—These financial statements are presented as of September 30, 2004 and 2005 and for the periods of nine months then ended.

b. Preparation—These unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance.

In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail.

c. Presentation—For comparison purposes, the balance sheet at September 30, 2004 and the income statements for the period ended September 30, 2004 and their respective notes have been price-level restated by 3.0%, corresponding to the variation in the Consumer Price Index during the last twelve months, with a one-month time lag.

Certain reclassifications were made to the prior years' financial statements to conform to the current year presentation.

d. Basis of consolidation—The consolidated financial statements comprise the assets, liabilities, results and cash flows of the Company and its subsidiaries. The transactions undertaken between the consolidated companies have been eliminated and the participation of the minority investors has been recognized as Minority Interest.

The consolidated financial statements as of September 30, 2004 and 2005 include the following subsidiaries:

Companies included in the Consolidation

		Percentage participation			
Tax I.D. No.	Name	9-30-2004 (unaudited) Total	9-30-2005 (unaudited) Direct	Indirect	Total
80.311.300-9	Aguas Andinas S.A.	51.2020	51.2020	0.0000	51.2020
96.974.880-0	Aguas Industriales del Norte S.A.	60.0000	0.0000	0.0000	0.0000
80.311.300-9	Aguas Cordillera S.A.	99.9999	0.0000	99.9999	99.9999
96.945.210-3	Ecoriles S.A.	100.0000	0.0000	100.0000	100.0000
96.828.120-8	Gestión y Servicios S.A.	100.0000	0.0000	100.0000	100.0000
96.568.220-1	Aguas Los Dominicos S.A.	99.9497	0.0000	99.9497	99.9497
96.967.550-1	Análisis Ambientales S.A.	100.0000	0.0000	100.0000	100.0000
96.809.310-K	Comercial Orbi II S.A.	100.0000	0.0000	100.0000	100.0000
89.221.000-4	Aguas Manquehue S.A.	100.0000	0.0000	100.0000	100.0000
87.538.200-4	Hidráulica Manquehue Limitada	100.0000	0.0000	100.0000	100.0000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

e. Price-level restatement—The consolidated financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each period. For this purpose, and in conformity with current Chilean regulations, non-monetary assets and liabilities, shareholders' equity accounts and income and expense accounts have been restated each year in terms of year-end constant pesos. The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index ("CPI") of the National Association of Statistics, which was 1.9% and 2.4% for the nine-month periods ended September 30, 2004 and 2005, respectively. The index is based on the "prior month rule", pursuant to which the inflation adjustments are based on the Consumer Price Index at the close of the month preceding the close of the respective period or of the transaction.

This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. For comparative purposes, the consolidated financial statements for the nine-month periods ended September 30, 2004 and 2005 and the amounts disclosed in the related footnotes have also been restated using the same index in terms of Chilean pesos of September 30, 2005 purchasing power.

The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power, and to include in net income for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

f. Currency translation—Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each year end, at the following rates:

	2004 (unaudited)	2005 (unaudited)
	Ch$	Ch$
U.S. Dollar	608.90	529.20
Unidad de Fomento	17,190.78	17,717.56
Euro	757.34	636.13
UTA	360,804.00	372,120.00
UTM	30,067.00	31,010.00

Certain assets and liabilities are denominated in Unidades de Fomento ("UF"). The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on changes in the Consumer Price Index. The adjustments to the closing value of UF-denominated assets and liabilities are included in the price-level restatement account in the Consolidated Statement of Operations.

See Note 29 for the definition of UTA.

g. Time deposits—Time deposits are shown at cost plus indexation adjustments, if applicable, plus accrued interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

h. Marketable securities—Marketable securities reflect the investments in mutual funds units made by the Company. These are presented at their redemption value as at the closing date of these financial statements.

i. Inventories—Materials are shown at their price-level restated cost, which does not exceed their respective replacement costs at each period-end.

There is an allowance for obsolescence for slow-moving items remaining in inventory for more than one year.

j. Estimate of doubtful accounts—The estimate of doubtful accounts depends on the age of the accounts receivable and its history of collectibility, as follows:

A 100% provision is established for customers with debts past due for over eight months.

For the subsidiary Aguas Andinas S.A., a provision of 20% of the consumer debts renegotiated into repayment plans is established for cases classified as "non-governmentally subsidized". For cases classified as "governmentally subsidized clients", a provision of 40% of the agreed upon repayment amount plus interest, if applicable, is established. In the case of the subsidiaries, a provision of 20% of the agreed-upon repayment amount plus interest, if applicable, is established.

A provision is established for 100% of past due notes receivable.

k. Fixed assets—For the subsidiary Aguas Andinas S.A., the fixed assets transferred by the predecessor entity are shown at their appraisal values determined by independent consultants in accordance with a technical study made in 1977 and restated for inflation. Acquisitions after 1977 are shown at their restated cost.

The subsidiary Aguas Cordillera S.A. shows its specific accounts at cost, plus the incremental value, of a technical appraisal performed in 1977, both restated.

The Company and the other subsidiaries record their fixed assets at their restated cost.

The fixed assets include improvements but not maintenance costs or minor repair expenses which are charged to income in the year in which they are incurred.

Work-in-progress includes financing costs incurred until the assets are in a condition to be used, in accordance with Technical Bulletin No. 31 of the Chilean Institute of Accountants.

Furthermore, direct remunerations, consultancy costs and other inherent and identifiable expenses associated with the work-in-progress may be capitalized.

l. Depreciation of fixed assets—Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives of the respective assets.

m. Leased assets—Leasing contracts classified as capital leases are recorded in accordance with Technical Bulletin No. 22 of the Chilean Institute of Accountants.

Leased assets are valued and depreciated according to the same norms indicated for the remainder of the fixed assets.

The assets acquired this way are not legally owned by the Company until it has exercised its purchase option, and meanwhile the Company may not freely dispose of them.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

n. Intangible assets—Water rights, rights of way and other rights are shown at their restated cost of acquisition, net of amortization, in accordance with Technical Bulletin No. 55 of the Chilean Institute of Accountants.

Intangible assets are being amortized over a period of 40 years from the date of acquisition or as from 1998 (effective date of Chilean GAAP accounting for intangibles) as it is believed that they will provide benefits during those periods.

The Company retains certain rights to water use/supply or drinking water consumption which have been given to the Company by various governmental entities or municipalities which are valued on its books at zero. Additionally, those water use rights which have been acquired are amortized over a 40-year period using the straight-line method, or, for those which are acquired under lease are amortized over the contractual term of the lease.

o. Goodwill—Goodwill represents the excess paid over the proportional equity book value on the purchase of shares in Aguas Andinas S.A., Aguas Cordillera S.A. and Comercial Orbi II S.A. Negative goodwill represents the deficit between the price paid and the proportional equity book value on the purchase of shares in Hidráulica Manquehue Ltda. Negative goodwill and goodwill is amortized over a period of 20 years from the date of acquisition because it is estimated that the investment will be recovered over this period.

p. Operations under resale agreements—The securities under resale agreements are valued as fixed rate investments and are shown in Other Current Assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

q. Bonds payable—This is the obligation for the placement of bonds issued by the Company and certain of its subsidiaries in the domestic market, shown at their nominal value plus indexation adjustments and interest accrued at the period-end. The discount incurred on the placement of the bonds is deferred over the bond term, in accordance with Circular 1,370 of the Superintendency of Securities and Insurance.

The costs of placing bonds on the domestic market incurred by the subsidiary, Aguas Cordillera S.A., in the years 1991, 1992, 1993, 1994 and 1995, were charged to income in the respective years.

r. Income tax and deferred taxes—The Company and its subsidiaries have provided for income tax on the basis of net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin No. 60 and other instructions from the Chilean Institute of Accountants and contained in Circular 1,466 of the Superintendency of Securities and Insurance, the Company and its subsidiaries record the effects of deferred taxes resulting from timing differences, tax benefits related to tax loss carryforwards and other events that create differences between book and tax treatment. The subsidiary Aguas Andinas S.A. early adopted the Technical Bulletin and recorded such effects in the year ending on December 31, 1999.

The Company and other subsidiaries recorded these effects from the beginning of the year 2000, recording deferred taxes arising on the accumulated timing differences in asset and liability accounts with credits and charges, respectively, to complementary accounts which are amortized, affecting income tax for the period, over the estimated reversal period.

To the extent necessary, deferred tax assets are further reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general-price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

s. Derivative contracts—The Company has signed forward exchange contracts. These have been defined as hedges against a variation in the rate of exchange and have been recorded in accordance with Technical Bulletin No. 57 of the Chilean Institute of Accountants.

t. Severance indemnities—In the subsidiary Aguas Andinas S.A., a provision was established for severance indemnities under the shut-down method up until August 2002 for each of the existing collective contracts. This provision shall remain fixed as at that date and will only be restated quarterly, in accordance with the variation in the Consumer Price Index, due to the fact that as from August 2002, the new collective contracts came into effect and these establish that the severance indemnities will be those indicated in the Labor Code (for involuntarily terminated employees).

In the subsidiaries Aguas Cordillera S.A. and Aguas Los Dominicos S.A., provisions were established for severance indemnities under the shut-down method up until December 2002 and January 2003 for each of the existing union contracts. These provisions shall remain fixed as at those dates and will only be restated for inflation on a quarterly basis in accordance with the variation in the Consumer Price Index. This is due to the fact that as from those dates, the new collective contracts came into effect and these establish that the severance indemnities will be those indicated in the Labor Code (for involuntarily terminated employees).

The new union agreements signed with the employees of Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Dominicos S.A. establish that the employees that retire from the Company at the legal retirement age shall continue to accrue the benefit of a severance indemnity beyond the dates stated in the previous paragraphs.

This obligation of the subsidiary Aguas Andinas S.A. to pay the estimated additional indemnity that the workers who retire from the Company shall receive from the commencement of the new union agreements is provided for at its present value of the vested obligation discounted at a rate of 4.8% per annum.

In addition, in the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A., there are individual contracts which are accrued for under the shut-down method in accordance with what these contracts indicate.

Advances paid to personnel against these funds in Aguas Andinas S.A. and Aguas Cordillera S.A. are shown as long-term receivables. They will be offset against the final settlement after an indexation adjustment, as stipulated in the agreements mentioned.

u. Sales—The income from sales of the water treatment subsidiaries is recorded on the basis of the consumption read and billed to each customer, in accordance with the tariff fixed by the Superintendency of Sanitation Services (SISS) for a period of five years.

Consumption read and not invoiced is also recorded valued at the average tariff of each invoicing group.

v. Computer software—The computer software was acquired as computer packages and is shown in Other Fixed Assets, in accordance with Circular 981 of the Superintendency of Securities and Insurance.

w. Research and development expenses—Expenses incurred in studies and research and development expenses which are not associated with viable projects, are charged directly to income for the year. Otherwise, they form part of the costs of the corresponding project.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

x. Statement of cash flows—The Company considers as cash and cash equivalents its balances in cash, in unrestricted bank checking accounts, time deposits, marketable securities and repurchase/sale agreements whose redemption will take place within 90 days from the date the investment was made and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include revenues and expenses of the Company and its subsidiaries and all other income and expenses that are treated as non-operating in the income statement.

y. Impairment of long-lived assets—The Company reviews its long-lived assets for impairment whenever the operating revenues of the Company or of any one of its subsidiaries will not be sufficient, on a permanent basis, to cover all the costs including the depreciation of fixed assets. If this happens and the net book value of the fixed assets is higher than their realizable value, a break even analysis is then performed to determine the impairment loss that is required.

z. Translated—These financial statements have been translated into English for the convenience of the readers.

3. ACCOUNTING CHANGES

The subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Domínicos S.A. have collective labor contracts with their employees which provide for indemnities in accordance with the Labor Code and an additional indemnity if they retire rather than being involuntarily dismissed.

To calculate this additional indemnity, these subsidiaries use the present value of such obligations based on the vested obligation for indemnity awards for those who are covered by the collective contract and who they believe will be employed until retirement. The discount rate used for this calculation has been changed from 6.5% at December 2004 to 4.8% at September 2005, resulting from a study made by the subsidiaries.

The effect of the change in discount rate on the consolidated results for the 2005 period was charged to income immediately in the amount of ThCh$70,623.

There have been no other accounting changes that should be mentioned during the periods ended September 30, 2004 and 2005.

4. SHORT AND LONG-TERM ACCOUNTS RECEIVABLE

Trade accounts receivable relate to the subsidiaries billings for consumption of drinking water, sewage services, sewage treatment and other associated services, with balances classified as short and long-term.

The balance of trade accounts receivable includes a provision for revenue accrued as at September 30, 2004 and 2005 of ThCh$10,046,376 and ThCh$10,284,171 respectively, on unbilled meter readings at the end of each period.

The balance of accounts receivable as at September 30, 2004 and 2005 is broken down as follows:

a) For the subsidiary Aguas Andinas S.A.: Residential 79.72%, Commercial 16.74% and Industrial and Others 3.54%, while at September 2005 the breakdown was: Residential 79.92%, Commercial 16.97% and Industrial and Others 3.11%.

b) For Aguas Cordillera S.A.: Residential 84.15%, Commercial 15.49% and Industrial and Others 0.36%, while at September 2005 the breakdown was: Residential 84.42%, Commercial 15.25% and Industrial and Others 0.33%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

c) For Aguas Los Dominicos S.A.: Residential 89.89%, Commercial 10.05% and Industrial and Others 0.06%, while at September 2005 the breakdown was: Residential 89.73%, Commercial 10.19% and Industrial and Others 0.08%.

d) For Aguas Manquehue S.A.: Residential 70.25%, Commercial 26.05% and Industrial and Others 3.7%, while at September 2005 the breakdown was: Residential 70.76%, Commercial 29.23% and Industrial and Others 0.01%.

The subsidiaries have established allowances for doubtful accounts as follows:

a) Allowances for bad debts have been set up by the subsidiaries as explained in Note 2 j). Of the amounts provided for as of September 30, 2004 and 2005, ThCh$1,714,672 and ThCh$487,135, respectively, were the debits made to expense to create the allowance. Of these allowances as at September 30, 2004 and 2005, accounts receivable amounting to ThCh$7,875 and ThCh$1,268, respectively, have been written off.

b) Allowances on repayment agreements relate to agreements on the repayment of debts signed with customers by which they may have a right to a commercial discount in the event that they comply with what they have contracted. The allowance is ThCh$2,105,731 and the charge to income for discounts earned at September 30, 2005 was ThCh$289,731. At September 30, 2004 there was no allowance for discounts.

The principal component of long-term receivables is advances against indemnities, as indicated in Note 2 t).

Notes receivable consist of agreed upon payments negotiated with customers.

The balance of short-term sundry debtors corresponds principally to credit card receivables and long-term receivable agreements signed with property developers and to advances against indemnities.

	Current								
	Up to 90 days		90 days to 1 year		Subtotal	Total current (net)		Long term	
Account	2004	2005	2004	2005	2005	2004	2005	2004	2005
	(unaudited) ThCh$	*(unaudited)* ThCh$	*(unaudited)* ThCh$	*(unaudited)* ThCh$	*(unaudited)* ThCh$	*(unaudited)* ThCh$	*(unaudited)* ThCh$	*(unaudited)* ThCh$	*(unaudited)* ThCh$
Trade accounts receivable	37,699,338	36,210,336	1,964,310	2,377,560	38,587,896	27,307,473	27,157,010	1,485,931	1,932,907
Estimate of doubtful accounts	—	—	—	—	11,430,886	—	—	—	—
Notes receivable	811,189	887,707	544,320	596,867	1,484,574	1,233,769	1,310,879	187,076	167,556
Estimate of doubtful accounts	—	—	—	—	173,695	—	—	—	—
Sundry debtors	971,013	2,267,244	62,241	114,671	2,381,915	992,471	2,342,165	8,878,093	7,609,503
Estimate of doubtful accounts	—	—	—	—	39,750	—	—	—	—
Total long-term debtors								10,551,100	9,709,966

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

5. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Notes and accounts receivable

- The account receivable from Constructora ACSA Ltda. and Aguas de Levante S.A. relates to the sales of material with a term of 30 days, with no interest.
- There is also an account receivable from Aguas Décima S.A. for laboratory services and sales of materials with a term of 30 days, with no interest.
- The receivables from Aguas Argentinas S.A. and Aguas de Saltillo relate to the reimbursement of expenses.
- The account receivable from Degrémont S.A. Agencia en Chile corresponds to contracts for laboratory services with a term of 30 days, with no interest.
- The transactions with Brisaguas S.A. correspond to the sale of materials with a payment term of 70 days, with no interest.
- The account receivable from Cía. Hispanoamericana de Servicios S.A. relates to a sanitary services administration contract.
- The accounts receivable from Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A. correspond to trade current accounts but are not subject to interest and are price-level restated as from January 1, 2005.

Notes and accounts payable

- The contract for the construction of the La Farfana sewage treatment plant and its operation until July 2005 was awarded under a public tender to Degrémont S.A. Agency in Chile. This is a turnkey construction contract with a performance guarantee and the payments under this contract are expressed in Unidades de Fomento. The construction was concluded in September 2003 and the Company is charged for operating the plant from October 2003.
- The accounts payable with Aguas de Levante S.A. relates to the purchase of materials at a term of 30 days, with no interest.
- The accounts payable with Acsa Agbar Construcción S.A. relates to a contract for the renewal and installation of sewage piping and to withholdings made from payments on construction of certain projects.
- An amount is due to Clavegueram de Barcelona S.A. with respect to the reimbursement of expenses.
- The accounts payable with Brisaguas S.A. corresponds to collections paid in accordance with the contract.
- The accounts payable with Omnilogic Telecomunicaciones Chile relates to radio-communication and transmission network maintenance services.
- The accounts payable to Sociedad General Aguas de Barcelona S.A. and Suez Lyonnaise des Eaux relate to contracts in euros for services provided since the year 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Notes and accounts receivable

Tax I.D. No.	COMPANY	Short term 9-30-2004 (unaudited)	Short term 9-30-2005 (unaudited)
		ThCh$	ThCh$
77329730-4	Inversiones Aguas del Gran Santiago S.A.	10,715,360	—
96885200-0	Ondeo Services Chile S.A.	10,715,360	—
77030800-3	Constructora ACSA Ltda.	656	636
1-9	Aguas Argentinas S.A.	14,497	—
96703230-1	Aguas Decima S.A.	11,056	3,562
1-9	Aguas de Saltillo	6,058	—
59066560-6	Degrémont S.A. Agencia en Chile	8,811	14,940
96864190-5	Brisaguas S.A.	731	—
96720930-9	Cía. Hispanoamericana de Servicios S.A.	2,388	—
59094680-K	Aguas de Levante S.A.	—	2,068
	Total	21,474,917	21,206

Notes and accounts payable

Tax I.D. No.	COMPANY	Short term 9-30-2004 (unaudited)	Short term 9-30-2005 (unaudited)
		ThCh$	ThCh$
59066560-6	Degrémont S.A. Agencia en Chile	8,256,390	6,787,593
59094680-K	Aguas de Levante S.A.	452,043	138,682
59096940-0	Acsa Agbar Construcción S.A.	299,444	65,100
96864190-5	Brisaguas S.A.	—	5,691
96847530-4	Omnilógic Telecomunicaciones Chile	—	17,306
0000001-9	Sociedad General Aguas de Barcelona S.A.	455,157	365,803
0000001-9	Suez Lyonnaise Des Eaux	1,062,032	853,540
0000001-9	Clavegueram de Barcelona S.A.	3,880	—
	Total	10,528,946	8,233,715

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Transactions with indirectly related companies

Company	Tax I.D. No.	Relationship	Description of transaction	9-30-2004 Amount	9-30-2004 Effect on results (charge)/credit	9-30-2005 Amount	9-30-2005 Effect on results (charge)/credit
				(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
Suez Lyonnaise des Eaux	00000001-9	Indirect	Consultancy received	2,386,839	(2,386,839)	2,146,501	(2,146,501)
Sociedad Gral. Aguas de Barcelona S.A.	00000001-9	Indirect	Consultancy received	1,022,931	(1,022,931)	919,929	(919,929)
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Loans granted	—	—	36,273,546	—
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Loans granted	—	—	16,871,200	—
Degrémont S.A. Agencia en Chile	59.066.560-6	Related Co.	Construction of treatment plant	8,546,452	—	455,544	—
Aguas de Levante S.A.	59.094.680-K	Related Co.	Purchase of materials	1,132,682	(1,132,682)	991,764	(991,764)
Acsa Agbar Construcción S.A.	59.096.940-0	Related Co.	Contract renewal of piping	1,476,044	—	—	—
Degrémont S.A. Agencia en Chile	59.066.560-6	Related Co.	Plant operation	3,521,054	(3,521,054)	2,458,741	(2,458,741)
Acsa Agbar Construcción S.A.	59.096.940-0	Related Co.	Work in progress	103,725	—	—	—
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Loans granted	10,715,360	—	25,632,000	—
Ondeo Services Chile S.A.	96.885.200-0	Partner	Loans granted	10,715,360	—	6,368,000	—
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Reduction of capital in IAM	—	—	19,671,271	—
Ondeo Services Chile S.A.	96.885.200-0	Partner	Reduction of capital in IAM	—	—	4,887,120	—
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Profit distribution	—	—	31,681,185	—
Ondeo Services Chile S.A.	96.885.200-0	Partner	Profit distribution	—	—	7,870,857	—

6. DEFERRED TAXES AND INCOME TAX

a. Income tax

The detail of the net taxable income and related amounts at September 30, 2004 and 2005 of the Company and its subsidiaries is as follows:

Income Tax	2004	2005
	(unaudited) ThCh$	(unaudited) ThCh$
a. Taxable income	57,831,510	71,580,724
Tax losses utilized		
b. Unremitted tax earnings	79,651,942	59,996,604
c. 15% credit for shareholders	728,533	312,190
16% credit for shareholders	348,369	343,401
16.5% credit for shareholders	3,747,340	788,728
17% credit for shareholders	9,171,894	9,768,838

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

b. Deferred taxes

The timing differences and the deferred taxes as of September 30, 2004 and 2005 are as follows:

	9-30-2004				9-30-2005			
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities	
Account	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term
	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
Provision doubtful accounts	85,226	2,117,850	—	—	104,735	1,972,560	—	—
Unearned income	64,737	136,809	—	—	52,661	84,194	—	—
Provision for vacations	123,701	83,498	—	—	138,815	92,693	—	—
Leased assets	—	—	27,048	—	—	—	51,800	—
Depreciation of fixed assets	—	—	—	4,075,431	—	—	—	4,473,389
Severance indemnities	32,350	—	—	—	81,718	19,796	—	—
Other events	2,072	103,404	—	—	5,099	610,476	21,773	—
Accruals on participations	1,115	—	22	—	2,478	—	21	—
Obsolete materials	37,459	—	—	—	36,367	—	—	—
Costs of investments in related companies	—	—	13,231	286,602	—	—	13,231	264,196
Software	—	—	—	175,466	—	—	—	136,095
Bond placement discount	—	—	—	1,788,293	—	—	—	1,468,125
Tax losses	—	—	—	—	—	160,302	—	—
Litigation	4,687	146,227	—	—	11,629	—	—	—
Obsolescence fixed assets	—	10,276	—	—	—	—	—	—
Deferred expenses	—	—	10,322	89,833	—	—	11,074	85,838
Water rights	—	36,777	—	—	—	36,777	—	—
Reimbursable financial contributions	3,106	—	—	—	3,016	—	—	—
Provision on repayment agreements	—	—	—	—	—	352,875	—	—
Leasing transactions	—	—	—	—	—	—	—	—
Others								
Complementary accounts—net of amortization	—	—	—	(540,239)	—	—	—	(502,083)
Valuation allowance	—	—	—	—	—	—	—	—
Total	354,453	2,634,841	50,623	5,875,386	436,518	3,329,673	97,899	5,925,560

c. Income tax

The detail of the tax provision for the nine-month periods ended September 30, 2004 and 2005:

Income tax

	9-30-2004 (unaudited) ThCh$	9-30-2005 (unaudited) ThCh$
Current tax charge (tax provision)	(9,831,357)	(12,168,722)
Adjustment tax charge (previous year)	(195,732)	(45,787)
Deferred tax (expense) benefit	(180,000)	478,492
Effect of amortization on complementary accounts	(28,041)	(28,041)
Other charges or credits to the account	(25,123)	(20,907)
Total	(10,260,253)	(11,784,965)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

7. OTHER CURRENT ASSETS

The details of other current assets as at September 30, 2004 and 2005 are as follows:

Other current assets	2004	2005
	(unaudited) ThCh$	(unaudited) ThCh$
Instruments issued by the Central Bank of Chile	7,427,818	4,358,583
Other receivables	7,380	—
Guarantees for paving rights	9,765	9,706
Others	915	—
	7,445,878	4,368,289

8. INFORMATION ON OPERATIONS INVOLVING COMMITMENTS TO PURCHASE, COMMITMENTS TO SELL, SALES WITH REPURCHASE AGREEMENTS AND PURCHASES WITH RESALE AGREEMENTS OF INSTRUMENTS OR MARKETABLE SECURITIES

Details of the agreements in Chilean pesos signed at September 30, 2005 which correspond to fixed rate instruments with a resale agreement are as follows:

Dates								
From	To	Counterparty	Currency	Value at subscription date	Rate	Final value	Type of instrument	Market value
09-29-2005	10-11-2005	Banco Santander Santiago	Chilean Pesos	2,400,000	3,96% p.a.	2,403,168	PRBC	2,400,264
09-29-2005	10-10-2005	Banco Santander Santiago	Chilean Pesos	250,000	0,32% p.m.	250,320	PRBC	250,027
09-29-2005	10-10-2005	Banco Santander Santiago	Chilean Pesos	500,000	0,32% p.m.	500,587	PRBC	500,053
09-29-2005	10-11-2005	Banco de Crédito e Inversiones	Chilean Pesos	680,000	3,96% p.a.	680,898	PRBC	680,075
09-22-2005	10-06-2005	Banco de Chile	Chilean Pesos	347,052	0,33% p.m.	347,586	PRBC	347,357
09-26-2005	10-06-2005	Banco Santander Santiago	Chilean Pesos	180,730	0,32% p.m.	180,865	PRBC	180,807

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

9. FIXED ASSETS

These consist of the following:

	As of September 30, 2004 (unaudited) ThCh$	As of September 30, 2005 (unaudited) ThCh$
Land	32,628,212	32,806,087
Land	32,628,212	32,806,087
Buildings and infrastructure	474,753,104	475,467,480
Gross value	931,210,839	944,745,291
Accumulated depreciation	(456,457,735)	(469,277,811)
Machinery and equipment	70,808,551	62,552,043
Gross value	106,274,990	108,048,702
Accumulated depreciation	(35,466,439)	(45,496,659)
Other fixed assets	5,725,455	4,847,177
Gross value	19,168,540	19,213,397
Accumulated depreciation	(13,443,085)	(14,366,220)
Technical revaluation	4,279,717	4,307,921
Technical revaluation of land	5,343,968	5,341,419
Technical revaluation of distribution network	1,498,141	1,463,285
Accumulated depreciation	(1,474,907)	(1,459,074)
Technical revaluation of sewage collectors	(360,492)	(360,502)
Accumulated depreciation	227,044	240,706
Technical revaluation of civil works	(1,234,538)	(1,234,429)
Accumulated depreciation	359,806	381,298
Technical revaluation of machinery and equipment	(434,277)	(432,334)
Accumulated depreciation	354,972	367,552
Total net fixed assets	588,195,039	579,980,708

Depreciation for the period

For the nine-month periods ended September 30, 2004 and 2005, the charge to the income statement for depreciation is as follows:

	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Charged to:		
Cost of sales	22,003,858	22,183,343
Administrative and selling expenses	2,027,453	2,344,332
Total	24,031,311	24,527,675

The subsidiary Aguas Andinas S.A. has seventy-five plots of land recorded on its books. These were transferred free of charge by the Chilean State and are booked at a value of Ch$1 each. There are also fixed assets with an expired accounting useful life. For this reason, they have a net value of Ch$1 even though they are still in operation. Furthermore, there are amounts which are contributions from third parties and these are governed under Decree Law No. 70 of 1988 of the Ministry of Public Works and by the provisions of Article No. 36 of D.S. MINECON Regulation No. 453 of 1989. These are explained in Note 33.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

In 1989 and in accordance with Transitory Clause No. 3 of Decree Law 382 of 1988, the General Law on Sanitation Services, the subsidiary Aguas Cordillera S.A. removed from its accounts all assets financed by third parties and all Chilean State assets. As a result of the application of this regulation, the Company maintains physical control over those assets; however, the calculations of price-level restatement and depreciation of these assets do not affect its financial statements in any way.

Assets acquired under a 48-month capital lease from Telectronic S.A. are shown in other fixed assets at ThCh$15,930.

10. GOODWILL

As at September 30, 2004 and 2005, the balances of goodwill, representing the difference between the acquisition value and the equity book value of the acquired company, are as follows:

Goodwill

		9-30-2004		9-30-2005	
Tax I.D. No.	Company	Amortization for the nine-month period (unaudited) ThCh$	Balance Goodwill (unaudited) ThCh$	Amortization for the nine-month period (unaudited) ThCh$	Balance Goodwill (unaudited) ThCh$
61.808.000-5	Aguas Andinas S.A.	15,939,951	318,799,015	15,940,406	297,554,252
80.311.300-9	Aguas Cordillera S.A.	2,784,212	58,777,787	2,784,290	55,067,079
96.809.310-K	Comercial Orbi II S.A.	157,807	3,469,296	157,812	3,258,981
Total		18,881,970	381,046,098	18,882,508	355,880,312

NEGATIVE GOODWILL

		9-30-2004		9-30-2005	
Tax I.D. No.	Company	Amortization for the nine-month period (unaudited) ThCh$	Balance Negative Goodwill (unaudited) ThCh$	Amortization for the nine-month period (unaudited) ThCh$	Balance Negative Goodwill (unaudited) ThCh$
87.538.200-4	Hidraulica Manquehue Ltda.	50	1,149	50	1,083
Total		50	1,149	50	1,083

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

11. INTANGIBLE ASSETS

The balances as at September 30, 2004 and 2005 of the restated costs of intangible assets (Note 2 n) are:

	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Water rights	19,090,391	19,785,665
Leased water rights[1]	522,621	522,621
Rights of way	14,722,510	14,810,890
Other rights[2]	6,666,091	6,666,281
Subtotal	41,001,613	41,785,457
Accumulated amortization water rights	(2,745,668)	(3,237,877)
Accumulated amortization leasing[1]	(7,784)	(21,127)
Accumulated amortization rights of way	(1,919,904)	(2,289,045)
Amortization other rights[2]	(372,492)	(541,635)
Subtotal	(5,045,848)	(6,089,684)
Net total intangible assets	35,955,765	35,695,773

Amortization for the nine-month period:	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Water rights	368,104	367,437
Other rights	124,990	127,701
Rights of way	275,420	277,013
Leased water rights	9,971	10,007
Total amortization	778,485	782,158

(1) *The rights to the use of water acquired under the leasing contract signed on March 14, 2003 for a period of 48 months were registered as Intangible Assets.*

(2) *The other rights correspond to the purchase of rights to drinking water consumption from the Municipality of Santiago, which are being amortized over 40 years.*

The subsidiary Aguas Andinas S.A. has water rights to various natural sources, including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón, which were acquired gratuitously and have no value on the books.

Furthermore, the production of water supply from various wells located in the Metropolitan Region for which Aguas Andinas S.A. and its subsidiaries have the water rights concessions were granted to it gratuitously by the Water Department of the Ministry of Public Works and,therefore, have zero values on the books.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

12. OTHER ASSETS

The detail of these is as follows:

	As of September 30, 2004	2005
	(unaudited) ThCh$	(unaudited) ThCh$
Discount on placement of bonds and costs of issue	10,639,903	8,684,146
Advances on purchase of fixed and intangible assets	814,333	829,953
Prepaid expenses	533,898	467,603
Reimbursable financial contributions	343,276	317,366
Others	238,808	218,696
Total	12,570,218	10,517,764

13. SHORT-TERM BORROWINGS FROM BANKS AND FINANCIAL INSTITUTIONS

Included in this section are the loans that mature during the next twelve months and the accrued interest on bank borrowings classified as short term:

Tax I.D. No.	Bank or Financial Institution	Indexed (UF) 2004	Indexed (UF) 2005	Non Indexed Ch$ 2004	Non Indexed Ch$ 2005	TOTAL 2004	TOTAL 2005
		(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
Short-term							
97.036.000-K	Banco Santander—Santiago	—	—	—	7,547,666	—	7,547,666
97.004.000-5	Banco de Chile	—	10,011,478	—	5,500,000	—	15,511,478
Others		—	—	—	—	—	—
	TOTAL	—	10,011,478	—	13,047,666	—	23,059,144
	Principal outstanding	—	10,010,421	—	13,047,666	—	23,058,087
Average annual interest rate			5.85%		4.11%		
Long-term							
97.006.000-6	Banco Crédito Inversiones	411,418	411,476	—	—	411,418	411,476
97.004.000-5	Banco de Chile	—	—	126,787	1,167,577	126,787	1,167,577
97.036.000-k	Banco Santander—Santiago	—	—	216,330	382,920	216,330	382,920
97.032.000-8	Banco BBVA	—	—	388,641	694,782	388,641	694,782
	TOTAL	411,418	411,476	731,758	2,245,279	1,143,176	2,656,755
	Principal outstanding	408,578	408,833	—	950,000	408,578	1,358,833
Average annual interest rate		1.36%	2.53%	3.31%	5.99%		

Percentage of bank borrowings in local currency: 100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

14. LONG-TERM BORROWINGS FROM BANKS AND FINANCIAL INSTITUTIONS

Included in this section are the bank borrowings classified as long term.

			Years to Maturity				Close of current period		Close of previous period
Tax I.D. No.	Bank or Financial Institution	Denominated In	1 to 2 years	2 to 3 years	3 to 5 years	5 to 10 years	Total long-term as at close of financial statements	Average annual interest rate	Total long-term as at close of financial statements
			(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
97.006.000-6	Banco Crédito Inversiones	Indexed (UF)	—	—	—	—	—	—	408,577
97.004.000-5	Banco de Chile	Non indexed Ch$	1,900,000	1,900,000	3,800,000	2,850,000	10,450,000	6,08%	11,742,000
97.036.000-K	Banco Santander—Santiago	Non indexed Ch$	2,040,000	4,080,000	8,160,000	6,120,000	20,400,000	5.98%	21,012,000
97.032.000-8	Banco BBVA	Non indexed Ch$	8,066,667	8,066,667	16,133,333	4,033,333	36,300,000	5.94%	37,889,000
	TOTAL		12,006,667	14,046,667	28,093,333	13,003,333	67,150,000	—	70,551,577

Percentage of bank borrowings in local currency: 100%

15. BONDS PAYABLE

Included in this section are the balances of bonds issued by the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A., on the domestic market.

Aguas Andinas S.A.

Included are the balances of bonds issued by the Company in September 2001, December 2002 and May 2003 on the domestic market.

In September 2001, two series of bonds were issued: Series A for U.F.1.2 million repayable in the fifth year following their issue, which were repaid in September 2005, and Series B for U.F.1.8 million using a 21-year term with repayments commencing in 2008.

On October 10, 2002, the Superintendency of Securities and Insurance certified the registration of bonds for up to U.F.10 million. Of this amount, Series C bonds were issued with a nominal value of U.F.4.2 million and Series D with a nominal value of U.F.5.8 million.

In December 2002, Series C bonds for U.F.4.0 million were placed, with semi-annual repayments starting in June 2005 extending through December 2010.

On May 7, 2003, the Company placed Series D bonds on the domestic market and these were fully subscribed. This series has semi-annual repayments starting on June 1, 2005.

The respective accrued interest is shown in current liabilities.

Aguas Cordillera S.A.

Included here are the balances of bonds issued by the Company on the domestic market.

The short-term portion shows all the outstanding debt corresponding to the Series D bonds, pursuant to the board agreement to redeem all the bonds of that series in advance effective from October 1, 2005.

The respective interest accrued on these bonds as at the close of the period are shown in Bonds payable in current liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

The Bond issues made by the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A. carry the right to a general lien over the assets of Aguas Andinas S.A.

The summary of these bond issues as of the close of each nine-month period ended September 30 is as follows:

Registration Number of instrument	Series	Nominal amount outstanding	Indexation unit	Interest rate	Final maturity	Payment dates of		Par value		Placed in Chile or abroad
						Interest	Principal	2004	2005	
		(unaudited)	(unaudited)	(unaudited) %	(unaudited)	(unaudited)	(unaudited)	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited)
Long-term bonds - short-term portion										
266	BEMOS A1	—	UF	6.00%	09.01.2005	Semi-annual	at maturity	32,716	—	Locally
266	BEMOS A2	—	UF	6.00%	09.01.2005	Semi-annual	at maturity	71,975	—	Locally
266	BEMOS B1	—	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	63,577	63,616	Locally
266	BEMOS B2	—	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	99,906	99,968	Locally
305	BAGUA C1	166,667	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	1,723,777	3,180,619	Locally
305	BAGUA C2	500,000	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	5,171,326	9,541,849	Locally
305	BAGUA D1	344,827	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	3,549,309	6,563,449	Locally
305	BAGUA D2	655,172	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	6,743,693	12,470,564	Locally
141	SERIES A	11,109	UF	7.00%	10.01.2005	Semi-annual	Semi-annual	393,640	203,605	Locally
154	SERIES B	6,009	UF	7.00%	07.01.2006	Semi-annual	Semi-annual	102,970	108,288	Locally
163	SERIES C	21,415	UF	6.00%	01.01.2006	Semi-annual	Semi-annual	742,357	385,021	Locally
167	SERIES D	98,511	UF	6.00%	04.01.2007	01.10.05	01.10:05	873,995	1,796,970	Locally
187	SERIES E	60,000	UF	6.50%	01.01.2009	Annual	Semi-annual	524,556	1,309,218	Locally
Total short-term portion								20,093,797	35,723,167	
Long term bonds										
266	BEMOS A1	—	UF	6.00%	09.01.2005	Semi-annual	at maturity	6,639,939	—	Locally
266	BEMOS A2	—	UF	6.00%	09.01.2005	Semi-annual	at maturity	14,607,865	—	Locally
266	BEMOS B1	700,000	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	12,394,553	12,402,292	Locally
266	BEMOS B2	1,100,000	UF	6.25%	09.01.2022	Semi-annual	2008 semi-ann.	19,477,154	19,489,316	Locally
305	BAGUA C1	750,000	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	16,230,960	13,288,166	Locally
305	BAGUA C2	2,250,000	UF	4.25%	12.01.2010	Semi-annual	2005 semi-ann.	48,692,884	39,864,509	Locally
305	BAGUA D1	1,482,759	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	32,360,165	26,270,876	Locally
305	BAGUA D2	2,817,241	UF	4.25%	06.01.2009	Semi-annual	2005 semi-ann.	61,484,306	49,914,642	Locally
141	SERIES A	—	UF	7.00%	10.01.2005	Semi-annual	Semi-annual	196,698	—	Locally
154	SERIES B	—	UF	7.00%	07.01.2006	Semi-annual	Semi-annual	106,391	—	Locally
163	SERIES C	—	UF	6.00%	01.01.2006	Semi-annual	Semi-annual	379,177	—	Locally
167	SERIES D	—	UF	6.00%	04.01.2007	01.10.05	01.10.05	1,744,282	—	Locally
187	SERIES E	225,000	UF	6.50%	01.01.2009	Annual	Annual	5,046,353	3,986,440	Locally
Total long-term bonds								219,360,727	165,216,241	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

16. ACCRUALS AND WRITE-OFFS

The detail of accruals as at September 30, 2004 and 2005 is as follows:

	Current Liabilities		Long-term Liabilities	
	2004	2005	2004	2005
	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
Services	10,902,797	8,356,906	—	—
Bonuses[(1)] and profit sharing	2,233,211	2,306,046	—	—
Severance indemnities (Note 17)	849,751	890,587	8,144,359	7,916,243
Accrued vacations	1,221,812	1,361,812	—	—
Pending litigation	898,878	1,011,362	—	—
Other staff benefits	69,754	29,089	—	—
Intangible assets and others	220,340	213,922	—	—
Projects aborted	167,248	162,377	—	—
Others	57,995	55,761	58,105	50,740
Total	16,621,786	14,387,862	8,202,464	7,966,983

(1) *For the subsidiary Aguas Andinas S.A., these are shown net of advances made during the periods ended September 30, 2004 and 2005 for ThCh$160,639 and ThCh$149,833, respectively.*

The amounts for write-offs are shown in Note 4 (Short and long-term receivables).

17. SEVERANCE INDEMNITIES

For the nine-month periods ended September 30, 2004 and 2005, the movements in the accruals for severance indemnities (including the short-term portion) are as follows:

	2004	2005
	(unaudited) ThCh$	(unaudited) ThCh$
Opening balance	9,410,991	8,819,531
Increase in accrual	119,235	1,501,643
Payments in the year	(751,081)	(1,767,863)
Price-level restatement	214,965	253,519
Total	8,994,110	8,806,830

The severance indemnity has been calculated in accordance with the explanation in Note 2 t).

The charge to income for severance indemnities for the nine-month periods ended September 30, 2004 and 2005 amounts to ThCh$710,021 and ThCh$1,682,608, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

18. MINORITY INTEREST

The Minority Interest is as follows:

	Percentage of minority interest as of September 30,		Minority interest in shareholders' equity as of September 30,		Minority interest in net income for the nine-month periods ending September 30,	
	2004	2005	2004	2005	2004	2005
Name	(unaudited) %	(unaudited) %	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
Aguas Andinas S.A.	48.7980	48.7980	180,767,420	173,831,609	(22,515,339)	(26,150,479)
Aguas Industriales del Norte S.A.	40.0000	0.0000	335	—	367	13
Aguas Los Dominicos S.A.	0.0504	0.0504	3,104	3,319	(224)	(232)
Aguas Cordillera S.A.	0.0001	0.0001	4	5	(1)	(1)
Total			180,770,863	173,834,933	(22,515,197)	(26,150,699)

19. MOVEMENT IN EQUITY ACCOUNTS

The movement in the equity accounts of the Company during the nine-month periods of 2004 and 2005 is as follows:

In accordance with the deed modifying the equity dated September 30, 2005, the following was agreed upon:

Profits distribution—To distribute retained earnings of ThCh$28,586,355 in cash according to the proportionate shareholdings, and simultaneously to both partners (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.).

In accordance with the deed modifying capital dated June 14, 2005, the following was agreed upon:

Increase in capital—Increase the capital of the Company by ThCh$19,151,583 by capitalizing the corresponding price-level restatement.

Reduction in capital—Reduce the Company's capital by ThCh$24,558,390. Once made, the capital will be equal to ThCh$468,751,177. The amount of the reduction was distributed equally in cash simultaneously between the two partners (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.).

The board meeting held on August 29, 2005 agreed to the following:

To distribute interim dividends of ThCh$10,965,000 against the net income of 2005. This was paid simultaneously in cash, in the percentages of their shareholdings, to both shareholders (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

The changes in the equity of the Company during the nine-month periods ended September 30, 2004 and 2005 are the following:

	9/30/2004				9/30/2005				
	Paid-in capital	Price-level restatement	Retained earnings	Net income for the period	Paid-in capital	Price-level restatement	Retained earnings	Interim dividends	Net income for the period
	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$	(unaudited) ThCh$
Opening balance	474,157,984	7,119,651	8,032,626	9,382,187	474,157,984	19,151,583	17,850,183		10,736,172
Distribution of previous year's result	—	—	9,382,187	(9,382,187)	—	—	10,736,172		(10,736,172)
Final dividend prev. year		—					(28,586,355)		
Capitalization retained earnings and/or profits	—	—	—	—	19,151,583	(19,151,583)	—		—
Capital reduction	—	—	—	—	(24,558,390)	—	—		—
Price-level restatement	—	9,144,266	330,882		—	11,520,171	314,450	(32,896)	
Net income for period	—	—	—	7,032,092	—	—	—		11,436,132
Interim dividends								(10,965,000)	
Closing balance	474,157,984	16,263,917	17,745,695	7,032,092	468,751,177	11,520,171	314,450	(10,997,896)	11,436,132
Restated balances	488,382,724	16,751,834	18,278,065	7,243,055					

Series	No. of Shares Subscribed	No. of Shares Paid	No. of Shares with Voting Rights
	(unaudited)	(unaudited)	(unaudited)
UNICA	1,000,000,000	1,000,000,000	1,000,000,000

Series	Capital Subscribed	Capital Paid
UNICA	468,751,177	468,751,177

20. OTHER NON-OPERATING INCOME AND EXPENSES

The details of other non-operating income and expenses for the nine-month periods ended September 30, 2004 and 2005 are as follows:

	2004	2005
	(unaudited) ThCh$	(unaudited) ThCh$
Other non-operating income		
Income from agreements and others[(1)]	1,777,086	621,577
Services to third parties[(2)]	1,406,947	1,181,344
Sale of fixed assets[(4)]	830,762	1,566,193
Fines to suppliers and contractors[(3)]	506,435	1,019,790
Services to customers	144,596	213,224
Real estate rental	182,944	185,908
Insurance claim	48,329	5,233
Recognition of overdue obligations	—	19,602
Reimbursement of social security contributions	32,973	7,621
Others	100,679	125,948
Total other income	5,030,751	4,946,440

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Other non-operating expenses		
Donations	64,685	45,487
Legal costs	—	5,174
Projects aborted	98,494	29,259
Asset write-off	34,632	1,212
Fines	5,433	2,499
Asset obsolescence	139,579	—
Materials write-off	—	4,253
Materials sale	—	21,612
Others	9,820	20,486
Total other expenses	352,643	129,982

(1) *Mainly relate to agreements signed with real-estate developers under which Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Manquehue S.A. are obligated to add certain areas to their concession zones and to provide the public sanitation services there indefinitely.*

(2) *Services for third parties relates to those services associated with the business, mainly engineering services.*

(3) *Includes a transaction with Degremont for discrepancies in the application and interpretation of the La Farfana treatment plant construction contract.*

(4) *Includes land expropriations.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

21. PRICE-LEVEL RESTATEMENT

The details of price-level restatement, calculated as stated in Note 2 e), are the following:

	Indexation Unit	9/30/2004	9/30/2005
	(unaudited)	(unaudited) ThCh$	(unaudited) ThCh$
Assets (charges) / credits			
Inventories	CPI	64,925	58,388
Fixed assets	CPI	11,090,648	13,699,183
Positive goodwill	CPI	7,704,196	9,186,238
Intangible assets	CPI	740,524	856,758
Other monetary assets	CPI	275,503	941,709
Other monetary assets	UF	42,436	110,291
Other non-monetary assets	CPI	89,340	(15,828)
Other non-monetary assets	UF	89,608	62,508
Expense and cost accounts	CPI	1,016,416	1,295,979
Total credits		21,113,596	26,195,226
Liabilities (charges) / credits			
Shareholders' equity	CPI	(9,759,402)	(11,801,726)
Minority interest	CPI	(2,930,701)	(3,584,648)
Bonds payable	UF	(3,722,310)	(4,975,844)
Notes payable	UF	(271,796)	(215,816)
Borrowings from banks	UF	(14,613)	(33,876)
Monetary liabilities	UF	(183,857)	(406,004)
Monetary liabilities	CPI	(219,661)	(324,221)
Non-monetary liabilities	CPI	(74,054)	(77,189)
Accounts payable	CPI	(21,221)	—
Non-monetary liabilities	UF	(114,870)	(180,541)
Income accounts	CPI	(2,400,712)	(3,173,709)
Total charges		(19,713,197)	(24,773,574)
Gain (loss) from price-level restatement		1,400,399	1,421,652

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

22. EXCHANGE DIFFERENCES

The exchange differences during the nine-month periods ended September 30, 2004 and 2005 were as follows:

	Currency (unaudited)	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Assets (charges) / credits			
Cash and banks	US Dollar	(938)	(19,919)
Financial investments	US Dollar	(489)	—
Other assets	US Dollar	(84)	(1,274)
Other assets	Euro	(2)	(380)
Inventories	US Dollar	(288)	424
Inventories	Euro	(893)	—
Cash and banks	Euro	—	32
Total charges		(2,694)	(21,117)
Liabilities (charges) / credits			
Accounts payable	US Dollar	721	7,611
Accounts payable	Euro	(1,342)	(4,814)
Sundry creditors	US Dollar	—	—
Other liabilities	US Dollar	(303)	222
Other liabilities	Euro	1,548	2,630
Total credits		624	5,649
Gain (loss) from exchange difference		(2,070)	(15,468)

23. SHARE AND BOND ISSUE AND PLACEMENT COSTS

During the months of September 2001, December 2002 and May 2003, the subsidiary, Aguas Andinas S.A. issued and placed bonds on the domestic market. In accordance with Circular 1,370 of the Superintendency of Securities and Insurance, the related costs that correspond to payments to the credit-rating agencies, stamp tax and other general expenses were deferred. These expenses are recorded in Other Assets and are broken down as follows:

Bonds	Gross capitalized expenses 2004 (unaudited) ThCh$	Gross capitalized expenses 2005 (unaudited) ThCh$	Amortization period (unaudited) Years
Series A	350,396	—	5
Series B	525,594	525,609	21
Series C	1,243,722	1,243,757	8
Series D	2,570,200	2,570,273	6
Total	4,689,912	4,339,639	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

24. STATEMENT OF CASH FLOWS

In the statement of cash flows, cash equivalents consist of financial investments, including time deposits, marketable securities and purchase/sale agreements with terms of less than 90 days from their investment dates. The details of the balance of cash and cash equivalents are as follows:

	As of September 30, 2004 (Unaudited) ThCh$	As of September 30, 2005 (Unaudited) ThCh$
Cash and banks	628,384	191,041
Time deposits	19,390,089	—
Marketable securities (fixed-income mutual funds)	1,789,988	1,243,357
Other current assets (purchases under resale agreements)	7,427,818	4,358,583
Balance of cash and cash equivalents	29,236,279	5,792,981

Other financing:

These represent exclusively the collection of Reimbursable Financing Contributions from clients, according to current legislation (Decree Law N° 70 of 1988).

Other financing disbursements:

These comprise:

* Payments on promissory notes issued against Reimbursable Financing Contributions for terms of over 10 years.

* Dividend payments made by Aguas Andinas S.A. to its minority shareholders.

Investment activities that commit future cash flows for the subsidiaries relate to work in progress which as at September 30, 2004 and 2005 amounted to commitments of ThCh$14,569,949 and ThCh$15,106,764, respectively.

25. DERIVATIVE CONTRACTS

As of September 30, 2005, the Company maintains derivative contracts with financial institutions for the purpose of covering exchange rate risks according to the following details. These have been valued in accordance with the criteria described in Note 2 s).

	DESCRIPTION OF THE CONTRACTS								ACCOUNTS AFFECTED			
						ENTRY OR TRANSACTION PROTECTED			ASSETS/LIABS.		EFFECT ON RESULTS	
TYPE OF DERIVATIVE	TYPE OF CONTRACT	AMOUNT OF CONTRACT	TERM OR MATURITY	SPECIFIC ITEM	POSITION PURCH./SALE	NAME	AMOUNT	VALUE OF PROTECTED ITEM	NAME	AMOUNT (Unaudited)	CARRIED OUT (Unaudited)	NOT CARRIED OUT (Unaudited)
Forward	CCPE	313,872	IV_2005	Exchange Rate	P	Accounts Payable Rel. Co's.	312,269	312,269	Obligs. on Forwards	313,872	-1,603	0
Forward	CCPE	152,439	IV_2005	Exchange Rate	P	Accounts Payable Rel. Co's.	150,834	150,834	Obligs. on Forwards	152,439	-1,606	0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

26. CONTINGENCIES AND RESTRICTIONS

a. Direct guarantees

Performance bonds have been issued in favor of the Superintendency of Sanitation Services to guarantee the provision of services and development programs in the Company's concession areas and to other institutions for ThCh$9,797,211 and ThCh$12,988,654 as of September 30, 2004 and 2005, respectively.

b. Lawsuits pending

The details of the principal lawsuits of the consolidated affiliates are as follows:

➤ Court: 15th Civil Court of Santiago; Case file: 1337-1996

Aguas Andinas S.A. was sued by a private individual for not having been able to exploit mining deposits on land that was expropriated by the Treasury for the construction of the El Yeso reservoir. At the time of the expropriation, Aguas Andinas S.A. was not the owner of the reservoir as this was transferred to it in 1990. The amount is not determined. Judgment in the first instance ordered the Treasury to indemnify the plaintiff and the demand against Aguas Andinas S.A. was dismissed. The Treasury has appealed against the decision.

On the basis of this information, it is most improbable that a judgment in the second instance would order Aguas Andinas S.A. to pay any sum at all.

➤ Court: 11th Civil Court of Santiago; Case file: 5716-1999

Aguas Andinas S.A. was sued severally by a gas company for damages to a pipeline made by a construction company. Aguas Andinas S.A. alleges that it has no responsibility in this incident as it has no relationship whatsoever with the cause of the damage and the works are not owned by it nor are they its responsibility. The amount payable in the event of an unfavorable result would be ThCh$85,816, plus indexation and interest. Sentence has been passed at the first instance rejecting the suit against Aguas Andinas S.A. accepting only a part of the suit against the construction company for a far lower figure. The gas company has appealed and asked that the suit be entirely accepted, also against Aguas Andinas S.A.

➤ Court: 4th Civil Court of Santiago; Case file: 2235-2001

A company sued Aguas Andinas S.A. alleging that it had occupied its property without authorization for the construction of the El Trebal Treatment Plant. Aguas Andinas S.A. alleges that it obtained the rights of way from third parties. The amount of the demand is not determined as no indemnity has been sought, only the return of the land. Judgment in favor of Aguas Andinas S.A. was given in the first instance, rejecting the suit and with costs. The plaintiff has appealed against the judgment.

➤ Court: 29th Civil Court of Santiago; Case file: 1400-2001

An individual sued Aguas Andinas S.A. alleging having suffered enormous damage on the sale of 8.1 hectares of land for the construction of part of the El Trebal Plant. Aguas Andinas S.A. claims to have paid a fair price. The amount sought is approximately ThCh$120,000.

Judgment in the first instance rejected the suit. The plaintiff has appealed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

➤ Court: 14th Civil Court of Santiago; Case File No.: 169-2003

A company sued Aguas Andinas S.A. seeking the absolute nullity of Sociedad Gestión y Servicios S.A. in which Aguas Andinas S.A. has a 1% shareholding.

Final sentence was given on March 2, 2005 denying the suit and condemning the plaintiff to pay the costs. The plaintiff has appealed.

➤ Court: 11th Civil Court of Santiago; Case File No.: 3541-2004

Aguas Andinas S.A. was sued for the payment of an indemnity for extra-contractual liability for environmental damage, an offense against Law No. 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to its neighbors, in addition to enormous financial damage as a result of the drop in the value of plaintiffs' properties. Amount involved: U.F. 506,594. Current status: First instance – discussion period. Exceptions were presented in order to correct irregularities in the suit and in the procedure that led to the damages under Law 19,300. There is a high possibility of success in this case as the suit lacks a solid foundation. In any case, the result will depend on the proof of damages submitted. The process has not yet commenced.

➤ Court: 19th Civil Court of Santiago; Case File No.: 2632-2004

A private individual is requesting the reversal of the sale of some water rights to Aguas Andinas S.A. through a third party, sustaining that such sale violated his rights. He is demanding the restitution of the water rights that were acquired for U.F. 5,525. The evidence stage is pending. According to information at hand, this suit will not be successful.

➤ 11th Civil Court of Santiago; Case File No.13.214—2004

Aguas Andinas S.A. was sued for damages and extra-contractual liability for environmental damage, an offense under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to enormous financial damage as a result of the drop in the value of plaintiffs' properties. Amount involved: U.F. 410,759 plus indexation and interest. Current status: First instance—discussion period. Exceptions were presented in order to correct irregularities in the suit is under Law 19,300. There is a moderate possibility of success; the result will depend on the proof of damages submitted. The court process has not yet commenced.

➤ 18th Civil Court of Santiago; Case File No. 322-2005

Aguas Andinas S.A. was sued for technical faults and defects at the La Farfana Sewage Plant, causing bad odors that have affected the physical and psychological health of the neighbors.

Amount demanded: ThCh$3,890,000 plus indexation and interest.

It is believed that it is improbable that damage can be shown affecting or putting at risk the psychological or physical health of the plaintiffs from the bad odors. Even so, the success of the demand will depend on the evidence and whether such odors are considered as moral damage.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

➤ Tribunal: 1° Juzgado Laboral de Santiago; Causa Rol: 5245-2005

Aguas Andinas S.A. was sued by 13 former employees in an ordinary labor suit concerning their cause of severance based on "needs of the company", on May 20, 2005. They are seeking the payment of an additional 50% over their respective indemnities for years of service. The amount of the suit is approximately ThCh$156,640. Present status: the suit was answered and the result will depend on the evidence regarding the cause of severance. The judgment stage has not yet begun.

➤ Court: 11th Civil Court of Santiago; Case file: 4693-99

This is a lawsuit for alleged damages initiated by 79 neighbors of the municipality of Lo Barnechea due to supply problems that occurred in October and November 1996. The indemnity sought is for ThCh$728,626 for material damages. The Court of Appeals has accepted the appeal by Aguas Cordillera S.A. and the plaintiffs have presented a new suit. The judgment period is ending. Aguas Cordillera S.A. has good possibilities of winning the case.

➤ Court: 8th Civil Court of Santiago; Case file: 1158-2002

This is a lawsuit for moral damages deriving from the dismissal without proven cause of an ex-worker of Aguas Cordillera S.A. This was declared unjustified by the Supreme Court. The indemnity sought is for ThCh$140,000.

Current status: Sentence in favor of Aguas Cordillera S.A.

The plaintiff has submitted an appeal. It is probable that the court will confirm the judgment of the first instance.

The consolidated affiliates are party to other lawsuits of lesser amounts on which there are good probabilities of favorable outcomes.

Management, along with its legal advisors, does not believe that the outcome of all claims and lawsuits will have a material adverse effect on the Company's financial position or results of operations. However, Management has accrued provisions for certain contingencies, which are disclosed in Note 16.

c. Bond issue covenants

The Company Aguas Andinas S.A. has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1. Send to the representative of the Bond Holders a copy of the Company's quarterly and audited annual unconsolidated and consolidated financial statements and of the subsidiaries registered with the Superintendency of Securities and Insurance within the same time limits set by the Superintendency of Securities and Insurance together with all the public information reported to that Superintendency.

2. Record in its books any provisions for adverse contingencies that may arise and which, in management's opinion, should be reflected in the financial statements except the cases involving contributions or transfers of essential assets to Subsidiaries.

3. Maintain insurance coverage that reasonably protects its assets, including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

4. The Company promises to monitor that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.
5. Maintain a debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the debt-to-equity ratio.
6. The Company may not sell, assign or transfer essential assets (public-utility concessions granted by the Superintendency of Sanitation Services for Greater Santiago), except for contributions or transfers of essential assets to subsidiary companies.

Aguas Andinas S.A. has the following obligations and restrictions contained in loan agreements with several local banks:

1. A debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the debt to equity ratio.
2. Prohibition on the disposal or loss of title over essential assets except for contributions or transfers of essential assets to subsidiaries.
3. Send to the different banks with which Aguas Andinas S.A. has credit facilities, a copy of the Company's quarterly and audited annual unconsolidated and consolidated financial statements within a maximum term of five days from the time they were sent to the Superintendency of Securities and Insurance.
4. Record in its books any provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in the financial statements of the Company.
5. Maintain insurance coverage that reasonably protects its assets, including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.
6. Send a Certificate issued by the General Manager of the Company confirming compliance with the obligations assumed in the loan agreement.
7. Prohibition on the payment of dividends if there is a case of past dues or delays in the payment of some loan installment, except for the obligatory minimum dividend.
8. Maintain a financial expense coverage ratio of at least 3:1 calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio between operating income plus depreciation and amortization of intangible assets for the year, divided by financial expenses.
9. Prohibition on the liquidation or dissolution of the Company, its operations or the business in which it engages; or to participate in any action or contract with the purpose of creating a merger or a consolidation, except in the case of a merger with its current subsidiaries.
10. The Company promises to monitor that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Aguas Cordillera S.A. has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1. Send to the representative of the Bond Holders a copy of any material information required by the Superintendency of Securities and Insurance.
2. Notify the representative of the Bond Holders of the announcements of all Ordinary and Extraordinary General Meetings of Shareholders.
3. Refrain from investing in instruments issued by related parties and from entering into any other operations with them outside the normal course of business, in conditions detrimental to the issuer.
4. Notify the representative of the Bond Holders of any reduction by over 5% in its participation in the equity of its subsidiaries and any other reduction that would mean losing its control of the company.
5. Maintain a debt ratio, defined as the ratio between short and long-term liabilities and shareholders' equity not greater than 1.5:1. In the case of consolidated financial statements, minority interest shall be considered as shareholders' equity. The debt ratio will be measured and calculated quarterly on the unconsolidated and consolidated financial statements presented in the form and on the dates required by the Superintendency of Securities and Insurance.
6. Maintain any assets that could be offered as security free from all liens for at least 1.2 times the unsecured short-term debt.
7. Maintain insurance coverage to provide reasonable protection over the issuer's assets.
8. Record in its books any provisions for adverse contingencies that may arise and which, in the opinion of management, should be reflected in the financial statements of the issuer.
9. Send to the representative of the Bond Holders a letter signed by an empowered representative of the Company confirming that the ratios mentioned are being met.
10. Make use of the funds in accordance with the stipulations contained in Letter M of Clause 6 of the bond issue indenture.
11. Refrain from selling, ceding or transferring operating assets that could significantly reduce the productive capacity of the Company, unless they are transferred to subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Direct Guarantees

Beneficiary of Guarantee	Debtor Name	Type of Guarantee	Balances pending payment at the close of the Financial Statements 2004 (Unaudited) ThCh$	2005 (Unaudited) ThCh$
SISS	AGUAS ANDINAS S.A.	Insurance policy	7,138,412	7,723,821
EMPRESA FERROCARRILES	AGUAS ANDINAS S.A.	Performance bond	2,337	2,339
ENERSIS S.A.	AGUAS ANDINAS S.A.	Performance bond	8,853	8,859
MUNICIPALIDAD DE PROVIDENCIA	AGUAS ANDINAS S.A.	Performance bond	16,414	19,968
MUNICIPALIDAD DE LAS CONDES	AGUAS ANDINAS S.A	Performance bond	1,030	1,000
MUNICIPALIDAD DE SANTIAGO	AGUAS ANDINAS S.A.	Performance bond	16,460	16,470
MUNICIPALIDAD DE PEÑAFLOR	AGUAS ANDINAS S.A.	Performance bond	112	—
SERVIU METROPOLITANO	AGUAS ANDINAS S.A.	Performance bond	—	1,213,810
DIRECCIONA REGIONAL VIALIDAD	AGUAS ANDINAS S.A.	Performance bond	5,150	3,394
MUNICIPALIDAD DE VITACURA	AGUAS CORDILLERA S.A.	Performance bond	35,413	35,435
MUNICIPALIDAD DE LO BARNECHEA	AGUAS CORDILLERA S.A.	Performance bond	4,427	6,429
ENERSIS S.A.	AGUAS CORDILLERA S.A.	Performance bond	1,063	1,063
SISS	AGUAS CORDILLERA S.A.	Performance bond	871,345	1,656,367
SISS	AGUAS CORDILLERA S.A.	Insurance policy	598,211	643,658
SISS	AGUAS LOS DOMINICOS S.A.	Performance bond	249,713	249,869
ESSAT S.A.	ANALISIS AMBIENTALES S.A.	Performance bond	—	1,000
CONSTRUCTORA NORTE SUR S.A.	AGUAS ANDINAS S.A.	Performance bond	—	435,196
MUNICIPALIDAD DE LAS CONDES	AGUAS CORDILLERA S.A.	Performance bond	3,605	1,500
SISS	AGUAS MANQUEHUE S.A.	Performance bond	370,084	366,771
SISS	AGUAS MANQUEHUE S.A.	Insurance policy	467,983	468,275
CONAMA	ANALISIS AMBIENTALES S.A.	Performance bond	—	5,000
DIRECCION OBRAS HIDRAULICAS	AGUAS ANDINAS S.A.	Performance bond	—	1,768
SERVIU METROPOLITANO	AGUAS CORDILLERA S.A.	Performance bond	—	59,282
DIRECCION NACIONAL DE OBRAS	AGUAS ANDINAS S.A.	Performance bond	—	8,306
NECSO SACYR S.A.	GESTION Y SERVICIO S.A.	Performance bond	6,599	—
CONAMA	ANALISIS AMBIENTALES S.A.	Performance bond	—	5,361
CONAMA	ANALISIS AMBIENTALES S.A.	Performance bond	—	53,613
TESORERO MUNICIPAL DE MAIPU	ANALISIS AMBIENTALES S.A.	Performance bond	—	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

27. GUARANTEES RECEIVED FROM THIRD PARTIES

Aguas Andinas S.A.:

As at September 30, 2004 and 2005, the Company had received documents in guarantee for ThCh$17,758,765 and ThCh$19,080,258, respectively, arising principally from works contracts with construction companies to guarantee full compliance with contracts. There are also other guarantees to ensure the compliance of service and materials supply contracts for prompt provision or delivery.

The following is a detail of the more significant guarantees received as at September 30, 2005:

Contractor or Supplier	Amount (Unaudited) ThCh$	Maturity Date (Unaudited)
Constructora Pérez y Gómez Ltda.	79,729	08-31-2006
Acsa Agbar Construcción S.A.	81,589	11-01-2005
Marcelino Carrasco Bahamondes y Cía.	88,588	05-03-2007
Análisis Ambientales S.A.	92,131	10-01-2005
Constructora Belfi-Brotes Ltda.	106,305	10-31-2005
Ing. y Const. Vial y Vives Ltda.	114,727	06-30-2006
Constructora CBA Ltda.	116,936	12-31-2006
Gtech Corporation Chile	120,479	11-02-2005
Inmobiliaria La Capilla 4 Ltda.	124,023	12-12-2005
Cía. Americana de Multiservicios S.A.	177,176	05-03-2007
Chilectra S.A.	177,176	08-01-2006
Constructora Vespucio Norte S.A.	212,610	06-30-2006
Constructora Norte Sur S.A.	213,125	08-30-2006
Claro, Vicuña Valenzuela S.A.	250,417	06-30-2006
KDM S.A.	265,763	01-10-2006
Inmobiliaria La Capilla 4 Ltda.	265,763	03-13-2006
Jara Gumucio S.A.	285,253	07-20-2006
Cía. De Petróleo de Chile S.A.	297,918	03-22-2006
Constructora Con-Pax S.A.	309,526	09-08-2006
Sacyr Chile S.A.	316,418	01-23-2006
Necso entrecanales C. Chile S.A.	316,418	01-23-2006
Cadagua S.A.	1,141,596	02-11-2007
Degrémont S.A. Agencia en Chile	6,924,925	11-15-2005
Total	12,078,591	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Aguas Cordillera S.A.:

As at September 30, 2004 and 2005, the Company had received performance bonds for ThCh$712,301 and ThCh$1,316,084, respectively, from contractors and third parties in support of obligations under contracts for the construction of works, provision of services and others.

The following is a detail of the more significant bank guarantees held as at September 30, 2005:

Contractor or Supplier	Amount	Maturity Date
	(unaudited) ThCh$	(unaudited)
Icafál Inc. Y construcción S.A.	256,400	09-30-2007
Acsa Agbar Construcción Ltda.	106,181	05-25-2006
Ingeniería y Const. Oyarzún y Moreno Ltda.	85,067	07-17-2006
Ingeniería y Construcción MST S.A.	66,652	12-31-2005
Ingeniería y Construcción MST S.A.	58,333	04-30-2007
Constructora Cosal S.A.	56,204	02-01-2007
Inlac S.A.	54,068	02-15-2007
Inmobiliaria Manquehue Oriente S.A.	50,601	04-03-2006
Ingeniería y Const. Oyarzún y Moreno Ltda.	48,466	12-30-2005
Degrémont Ltda.	48,351	01-09-2007
Marcelino Carrasco Bahamondes y Cía	44,294	05-03-2007
Inlac S.A.	39,508	04-01-2006
Captagua Ingeniería S.A.	38,547	08-20-2007
Captagua Ingeniería S.A.	31,770	03-26-2007
Empresa Constructora Modelo S.A.	29,045	09-30-2006
Inmobiliaria y Constructora Nva Pacífico Sur Ltda.	26,576	09-01-2006
Ernst Welzel Tautz	24,911	06-01-2006
Jara Gumucio S.A.	22,214	05-30-2007
Total	1,087,188	

Aguas Los Dominicos S.A.:

As at September 30, 2004 the Company had received no performance bonds and as at September 30, 2005, the Company has received performance bonds for ThCh$0 and ThCh$3,327, respectively, from contractors and third parties in support of their obligations under contracts for the construction of works, provision of services and others.

The following is a detail of the more significant bank guarantees held as at September 30, 2005:

Contractor or Supplier	Amount	Maturity Date
	(unaudited) ThCh$	(unaudited)
Ing. Consultores Asociados Ltda.	327	05-02-2006
Servicios y Asesorias Prof. S.A.	3,000	06-30-2008
Total	307,168	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Aguas Manquehue S.A.:

As at September 30, 2004 and 2005, the Company has received performance bonds for ThCh$289,778 and ThCh$327,534, respectively, mainly from contractors in support of their obligations under contracts for the construction of works and the provision of services.

The following is a detail of the more significant bank guarantees held as at September 30, 2005:

Contractor or Supplier	Amount	Maturity Date
	(unaudited) ThCh$	(unaudited)
Inmobiliaria y Constructora Nva Pacífico Sur Ltda.	12,490	10-24-2005
Ingenieria y Const. Eugenio Díaz	64,300	11-25-2005
Hacienda Chicureo Inmobiliaria S.A.	124,023	12-31-2005
Empresa Constructora Olbertz y Martínez	15,000	12-31-2005
Sociedad Constructora Rupanco S.A.	15,000	01-02-2006
Dalco Ingeniería Ltda.	18,235	04-04-2006
Inmobiliaria y Constructora Nva Pacífico Sur Ltda.	6,091	04-19-2006
Dalco Ingeniería Ltda.	21,150	01-02-2007
Ingenieria y Const. Eugenio Díaz	27,552	03-25-2007
Total	303,841	

Análisis Ambientales S.A.

As at September 30, 2004, the Company had received no performance bonds and as at September 30, 2005, the Company has received performance bonds for ThCh$12,838 (nil in 2004) from contractors and third parties in support of their contractual obligations under contracts for services rendered and others.

The following is a detail of the more significant bank guarantees held as at September 30, 2005:

Contractor or Supplier	Amount	Maturity Date
	(unaudited) ThCh$	(unaudited)
Perkin Elmer Chile Ltda.	12,838	05-29-2006
Total	12,838	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

28. LOCAL AND FOREIGN CURRENCIES

The Company has the following assets and liabilities in local and foreign currency as at September 30, 2004 and 2005:

Assets

Assets	Currency (unaudited)	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Current assets			
Cash and banks	Non indexed Ch$	621,975	182,058
Cash and banks	US Dollar	6,409	8,983
Marketable securities	Non indexed Ch$	1,789,988	1,080,357
Trade accounts receivable	Non indexed Ch$	27,307,473	27,157,010
Notes receivable	Non indexed Ch$	562,359	371,521
Notes receivable	Indexed Ch$	671,410	939,358
Sundry debtors	Indexed Ch$	76,614	1,716,013
Notes receivable from related co's	Non indexed Ch$	21,474,917	21,206
Inventories	Indexed Ch$	1,237,427	1,188,151
Taxes recoverable	Indexed Ch$	2,097,487	669,668
Sundry debtors	Euro	4,329	3,147
Prepaid expenses	Indexed Ch$	570,652	474,214
Deferred taxes	Indexed Ch$	303,830	338,619
Other current assets	Non indexed Ch$	7,445,878	4,368,289
Sundry debtors	US Dollar	2,167	737
Sundry debtors	Non indexed Ch$	909,361	622,268
Term deposits	Non indexed Ch$	19,390,089	—
Marketable securities	Indexed Ch$	—	163,000
Prepaid expenses	Non indexed Ch$	634	635
Taxes recoverable	Non indexed Ch$	33,625	47,140
Fixed assets			
Fixed assets	Indexed Ch$	587,885,539	579,980,708
Other assets			
Positive goodwill	Indexed Ch$	381,046,098	355,880,312
Negative goodwill	Indexed Ch$	(1,149)	(1,083)
Long-term debtors	Non indexed Ch$	2,053,133	2,185,228
Long-term debtors	Indexed Ch$	8,497,967	7,524,738
Intangible assets (net)	Indexed Ch$	35,955,765	35,695,773
Others	Indexed Ch$	12,489,150	9,687,301
Others	Non indexed Ch$	81,068	830,463
Total assets	Non indexed Ch$	81,670,500	36,866,175
	US Dollar	8,576	9,720
	Indexed Ch$	1,030,830,790	994,256,772
	Euro	4,329	3,147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Current liabilities

		Up to 90 days				90 days to 1 year			
		9/30/2005		9/30/2004		9/30/2005		9/30/2004	
Current Liabilities	Currency	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
	(unaudited)	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %
Bonds payable long-term—short-term portion	Indexed Ch$	20,904,407	5.05	3,383,770	4.88	14,818,760	5.73	16,710,027	4.88
Borrowings from banks long-term—short-term portion	Indexed Ch$	—		—		10,011,477	5.85	—	
Accounts payable	Non indexed Ch$	11,163,977		11,342,519		—		—	
Accounts payable	Indexed Ch$	10,716		2,097		—		—	
Accounts payable	Euro	39,746		144,767		—		—	
Accounts payable	US Dollars	13,252		190,706		—		43,356	
Notes payable	Indexed Ch$	2,723,035	6.17	156,613	6.25	612,148	7.10	98,670	6.05
Sundry creditors	Non indexed Ch$	59,724		73,855		51,327		50,836	
Sundry creditors	Indexed Ch$	1,116,007		—		224,251		1,190,688	
Sundry creditors	US Dollars	—		56,811		—		—	
Accruals	Non indexed Ch$	8,081,959		15,223,253		6,231,514		1,370,970	
Withholdings	Non indexed Ch$	4,897,807		5,223,732		—		—	
Income tax	Non indexed Ch$	680,391		—		214,789		—	
Notes and accounts *payable to related* companies	Non indexed Ch$	226,779		9,011,757		6,787,593		—	
Unearned income	Indexed Ch$	103,319		945,493		676,475		216,054	
Unearned income	Non indexed Ch$	440,229		650,804		—		19,813	
Accruals	Indexed Ch$	68,542		27,563		5,847		—	
Borrowings from banks long-term—short-term portion	Non indexed Ch$	13,047,667	4.11	—		—		—	
Other liabilities	Non indexed Ch$	25,168		2,855		—		—	
Notes & accounts payable to related companies	Euro	1,219,343		1,517,189		—		—	
Notes payable	Non indexed Ch$	—		1,657	3.13				
Borrowings from banks long-term—short-term portion	Non indexed Ch$	1,295,279	6.08	731,758	3.31	950,000	5.87		
Borrowings from banks long-term—short-term portion	Indexed Ch$	207,060	2.53	207,129	1.36	204,416	2.53	204,289	1.36
Total current liabilities	Indexed Ch$	25,133,086		4,722,665		26,553,374		18,419,728	
	Non indexed Ch$	39,918,980		42,262,190		14,235,223		1,441,619	
	Euros	1,259,089		1,661,956		—		—	
	US.Dollars	13,252		247,517		—		43,356	

Long-term liabilities maturity schedule as at September 30, 2004

Long Term Liablities		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
Liabilities	Currency	Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate
	(unaudited)	*(unaudited)* ThCh$	*(unaudited)* %	*(unaudited)* ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %
Bonds payable	Indexed Ch$	61,921,912	4.38	66,937,142	4.33	13,792,960	6.25	22,564,227	6.25
Notes payable	Indexed Ch$	647,505	6.90	440,528	7.42	10,861,329	5.19	11,877,319	3.57
Sundry creditors	Indexed Ch$	545,941		489,842		510,266		—	
Accruals	Indexed Ch$	227,093		227,094		561,802		6,950,994	
Deferred taxes	Indexed Ch$	416,700		404,414		1,011,037		763,736	
Other liabilities	Indexed Ch$	549,676	7.88	96,960	8.94	215,365	8.84	—	
Borrowings from banks	Non indexed Ch$	26,053,334	5.99	28,093,333	5.99	13,003,333	5.99	—	
Total long-term liabilities	Indexed Ch$	*64,308,827*		*68,595,980*		*26,952,759*		42,156,276	
	Non indexed Ch$	26,053,334		28,093,333		13,003,333		—	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Long-term liabilities maturity schedule as at September 30, 2005

Long Term Liabilities		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
Liabilities	Currency	Amount	Average Interest rate	Amount	Average Interest rate	Amount	Average Interest rate	Amount	Average Interest rate
	(unaudited)	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %	(unaudited) ThCh$	(unaudited) %
Bonds payable	Indexed Ch$	85,086,412	4.80	85,381,528	4.76	24,217,873	4.70	24,674,914	6.25
Notes payable	Indexed Ch$	5,512,805	6.60	467,338	6.13	10,233,579	7.50	11,617,745	5.88
Long term sundry creditors	Indexed Ch$	753,470		593,154		728,622		—	
Accruals	Indexed Ch$	218,983		218,983		547,451		7,217,047	
Deferred taxes	Indexed Ch$	374,796		362,447		905,279		1,598,023	
Other long term liabilities	Indexed Ch$	657,392	7.57	378,627	7.48	300,079	7.73	—	
Borrowings from banks	Non indexed Ch$	13,345,367		28,936,133		27,861,500		—	
Borrowings from banks	Indexed Ch$	408,577		—		—	0	—	
Total long term liabilities	Indexed Ch$	93,012,435		87,402,077		36,932,883		45,107,729	
	Non indexed Ch$	13,345,367		28,936,133		27,861,500		—	

29. SANCTIONS

a) Superintendency of Securities and Insurance:

Neither the Company nor its subsidiaries or directors or executives were sanctioned during the periods covered by the financial statements.

b) Other administrative authorities:

Aguas Andinas S.A.

Year 2005

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By its Resolution 710, it applied a fine for non-compliance with written instructions given by the Superintendency in its Official Letter No.1908 and in Chapter XI of the Invoicing Manual. Amount payable 40 "UTA" ("Annual Tax Units"—an official monetary unit). The case is at an evidence stage. Estimated result: it is expected that a reduction in the fine will be obtained however the non-compliance did in fact occur.

ii) The COREMA RM (regional environmental authority) applied a fine of 300 UTM, by its Resolution 069/2005 of February 17, 2005, concerning bad odors emanating from the La Farfana treatment plant. 10% of the fine was paid in order to institute an appeal through the courts.

The summary proceeding of the appeal against the fine was made at the 27th Civil Court of Santiago (Case No.6857-05) and is currently in the evidence stage.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

Year 2004

iii) The Superintendency of Sanitation Services (SISS) applied the following fines:

Under Resolution 415 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with written orders and instructions to remit, within the established term, information for the "Cover of the treatment of sewage" and "Production of drinking water" processes. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 1189-2004). In the first instance stage, the plea was rejected. An appeal was made. The amount of the sanction is 30 UTA.

The Company was sanctioned when the SISS detected a failure to comply with the parameters established on fecal coliforms during a self-evaluation carried out during the second quarter of the year 2003 in the Paine Sewage Treatment Plant. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 1434-2004). In the second instance stage, the appeal against the sanction is pending. The amount of the sanction is 26 Annual Taxation Units (UTA).

By SISS Resolution 2796, the Company was fined for not complying with written orders and instructions issued by the SISS under Official Memoranda Nos. 1207 and 1456. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 11263-2004). The amount of the sanction is 100 Annual Taxation Units (UTA). Judgment has been given and the SISS has withdrawn the fine.

By SISS Resolution 2858, the Company was fined for not complying with written orders and instructions issued by the SISS under Official Memorandum 2774 and included in the Development Plan of Curacaví. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 11711-2004). The case is in the sentencing period. The amount of the sanction is 51 Annual Taxation Units (UTA).

On October 20, 2004 the SISS instructed Aguas Andinas S.A. to suspend sewage treatment at the La Farfana Plant due to an alleged breach of compliance with the Environmental Rating Resolution for that plant and in accordance with SISS Ordinance 690/04 on the handling of sludge. The impact of this suspension covered the period between October 20 and November 20, which resulted in a loss of revenues amounting to approximately Ch$2,244 million.

iv) SESMA has applied the following fines:

By its Resolution 5180 of December 15, 2003, a fine of 1,000 UTM (Monthly Taxation Units) was applied due to bad odors emanating from the La Farfana plant. The fine was paid in order to be able to bring a claim before the courts. This was presented to the 17th Civil Court of Santiago (Case No. 2999-2004). State of the case: awaiting start of evidence stage.

By its Resolution 4838 of October 19, 2004, confirmed by Resolution No. 782 of February 2, 2005, SESMA, the National Environmental Authority, fined the Company with 2,000 Monthly Taxation Units (UTM) for breach of Law N°144/61 issued by the Ministry of Health, which sets standards for avoiding atmospheric emanations or contaminants of any kind. The fine was paid in order to bring a claim before the court. This was presented to the 17th Civil Court of Santiago (Case No. 4566-2005). State of the case: pending prior and special pronouncement.

v) With Resolution No. 177/2004, the Metropolitan Region Environmental Authority (COREMA) fined the Company on May 28, 2004 with 1,000 Monthly Taxation Units (UTM) for bad odors emanating from the La Farfana Plant. The fine was duly paid in order to commence a complaint

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

through the law courts (28th Civil Court of Santiago—Case File No. 6593-2004). On November 10, 2004 the case was received but has not yet been decided.

Aguas Cordillera S.A.

By Resolution N°425 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 4th Civil Court of Santiago (Case File No. 1195-2004). Current status: Unfavorable sentence; appealed against.

The Superintendency of Sanitation Services fined the Company under its Resolution 2734 for not complying with its written orders contained in Official Memorandum 2774 and in the Development Plan. This fine is being appealed by the Company in the 29th Civil Court of Santiago (Case File No. 11,129). Current status: Unfavorable sentence; appealed against.

During the periods covered by the financial statements, no other sanctions have been applied to the Company, its directors or executives.

Aguas Manquehue S.A.

On May 19, 2003, the Superintendency of Sanitation Services fined the Company under its Resolution 1194 for failure to comply with Norm NCH 1333 of 78. The Company paid the fine and this case is under appeal in the 7th Civil Court of Santiago (Case File No. 2829-2003). The appeal was granted against the sentence that rejected the suit.

By Resolution No. 424 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed against by the Company in the 7th Civil Court of Santiago (Case File No. 1134-2004). Current status: Unfavorable sentence; appealed against.

During the periods covered by the financial statements, no other sanctions have been applied to the Company, its directors or executives.

Aguas Los Dominicos S.A.

By Resolution No. 426 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 19th Civil Court of Santiago (Case File No. 1189-2004). Current status: Unfavorable sentence; appealed against.

During the periods covered by the financial statements, no other sanctions have been applied to the Company, its directors or executives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

30. SUBSEQUENT EVENTS

At the date of the issue of these financial statements, the management of the Company and its subsidiaries are unaware of any subsequent events that might significantly affect the financial position and/or results of the Company and its subsidiaries at September 30, 2005.

31. ENVIRONMENT

The Company has not disbursed any resources on environmental projects during the nine-month periods ended September 30, 2004 and 2005.

The principal investments made by the Company's subsidiaries in the nine-month periods ended September 30, 2004 and 2005 to protect the environment have been the construction of the sewage treatment plants detailed below:

Name of the Project	2004 (unaudited) ThCh$	2005 (unaudited) ThCh$
Talagante Treatment Plant	4,365,940	3,694,494
Curacaví Treatment Plant	117,319	1,803,555
Spare adquisition La Farfana Plant	—	180,000
La Farfana Treatment Plant	324,220	293,264
Los Nogales Treatment Plant	2,679,076	93,864
Implementation maintenance by conditioning La Farfana	—	30,900
Renoval and improvement equipment and severage instalations	—	25,000
Improvement precint (maintenance)	—	22,174
El Monte Treatment Plant	100,055	—
El Trebal plant chlorine gas neutralization plant	36,492	10,208
Melipilla Cexas treatment plant	11,304	14,951
Esmeralda Melipilla Treatment Plant (Improvements)	19,103	16,469
Til Til Treatment Plant	—	10,281
El Trebal Treatment Plant	29,395	—
Valdivia de Paine Treatment Plant	20,930	—
Total	7,703,834	6,195,160

32. LONG TERM NOTES PAYABLE

Article No. 16 of Decree Law No. 70 published in the Official Gazette on December 30, 1998 and Article No. 42 of Supreme Decree No. 453 set out the rules for demanding reimbursable financial contributions for capacity and for the provision of the corresponding service to whoever asks to be incorporated as a customer or requires a service expansion.

The debt for reimbursable contributions is registered in long-term notes payable for ThCh$27,831,467 and ThCh$23,826,681 as at September 30, 2004 and 2005, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2005, except as stated)

33. TRANSFER OF OWNERSHIP OF SANITATION WORKS

Under an agreement signed on June 30, 1998 between the Metropolitan Regional Government and Aguas Andinas S.A., ownership of the sanitary works constructed or acquired with resources of the National Regional Development Fund was transferred to the Company. The assets transferred under this agreement, which constitute contributions from third parties, are governed by Decree Law No. 70 issued by the Ministry of Public Works in 1988 and the provisions of clause 36 of the respective MINECON Law No. 453 of 1989.

As at December 31, 1998, these assets were incorporated into the Company's fixed assets at a nominal value of Ch$1 each, as there is a prohibition on considering these assets transferred by the Regional Government as an investment for purposes of tariff setting, and therefore, the Company cannot earn a return on them and they do not represent any additional operating profit-generating operations for the Company in addition to those already obtained since they started operations.

Furthermore, the cost benefit is not altered with respect to previous years as the Company made no disbursements.

The maximum tariff contemplated for this type of contribution is intended only to cover the operating and maintenance costs required.

According to the instructions of the Superintendency of Securities and Insurance, in its Resolution No. 01489 of March 22, 2000, the estimated technical value of these works was determined for information purposes. At that time, this amounted to ThCh$1,581,468 and its depreciation, determined on the basis of its time in use, amounts to ThCh$511,089.

The principal criteria used in the valuation of these works include earth movement, supply pipes, drinking water and sewage chambers and the labor costs, all as at September 2005. The average useful life of these assets is 406 months and their remaining average useful life as at September 2005 is 295 months.

* * * * * *

Annex A

Summary of significant differences between Chilean GAAP and U.S. GAAP

The consolidated financial statements included in this offering memorandum have been prepared in accordance with generally accepted accounting principles issued by the Chilean Association of Accountants and regulations issued by the SVS (collectively "Chilean GAAP"). Certain accounting practices applied by us that conform with Chilean GAAP do not conform with accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences involve certain methods for measuring the amounts shown in the financial statements.

The differences between Chilean GAAP and U.S. GAAP that are considered to have potentially significant effects on our financial statements are described below. References to "SFAS" are to Statements of Financial Accounting Standards issued by the Finaicial Accounting Standards Board in the United States.

Inflation accounting

Chilean GAAP requires that financial statements be price-level restated to reflect gains/losses in the purchasing power of Chilean pesos.

U.S. GAAP prohibits the use of inflation accounting unless hyperinflationary conditions exist which are defined as 100% inflation over a period of three years.

SEC rules and regulations allow a 20-F filer to retain price-level restatement in its filing should they choose to reconcile their local GAAP financial statements to U.S. GAAP and inflation accounting is required under such local GAAP.

Investments in debt and equity securities

Chilean GAAP requires that certain investments, such as mutual funds, be stated at lower of cost or market. Other types of investments in debt and equity securities are stated at cost.

SFAS No. 115 requires that certain debt and equity securities be classified into one of three categories: held-to-maturity, available-for-sale, or trading securities. Investments in debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost in the statement of financial position. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities and reported at fair value through the income statement. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value. Unrealized gains and losses on available-for-sale securities are reported as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Bond issuance costs

Under Chilean GAAP, prior to 1995, as no guidance existed, the subsidiary Aguas Cordillera S.A. had chosen to immediately expense its bond issuance costs. With the issuance of Chilean GAAP literature, the subsidiary Aguas Andinas S.A. now conforms with the requirement to defer and amortize these costs over the lives of the associated debt. The Company amortizes such costs using the straight-line method, according to SVS Circular No. 1,370.

Under U.S. GAAP, bond issuance costs are deferred and amortized using the effective yield method. EITF 96-19 is effective for determination of whether or not a change in terms of debt represents a modification or an exchange.

Severance indemnities

Under Chilean GAAP, the subsidiaries use both approaches permitted under EITF 88-1 for vested benefit obligations under defined benefit pension plans, the shut-down method which represents the vested benefits to which the employee is entitled if the employee separates immediately (Approach 1) and the actuarial present value of the vested benefits to which the employee is currently entitled but based on the employee's expected date of separation or retirement (Approach 2). Certain assumptions inherent in the calculations under Approach 2 are internally developed by the subsidiaries. Chilean GAAP does not define settlement or curtailment accounting for defined benefit pension plans.

Under U.S. GAAP, Approach 1 or 2 as defined above are permitted; however, a Company must elect one or the other as an accounting policy to be used consistently in all plans. U.S. GAAP defines settlement or curtailment accounting for defined benefit pension plans under the guidance outlined in SFAS No. 88.

Deferred costs

Under Chilean GAAP, costs incurred from the planning stage forward associated with projects under development, if the project is determined to be viable, may be capitalized.

Under U.S. GAAP, certain costs incurred in the planning stage of a project are required to be expensed as incurred regardless of whether the project ultimately becomes viable or not. Research and development costs are expensed as incurred.

Contractual, legal or promissory estoppel obligations

Under Chilean GAAP, certain contracts under which a supplier agrees to indemnify its clients through payments of penalties when certain conditions are met permit such indemnification to be recognized as non-operational revenue.

Also, under Chilean GAAP, there is no specific literature requiring that asset retirement obligations be recorded when they are legally obligated to be performed in accordance with a contract or deemed to be present under the doctrine of promissory estoppel.

Under U.S. GAAP, penalties imposed and collected under contractual agreements associated with capitalizable assets are recorded net of the cost of the assets in the balance sheet.

Additionally, under U.S. GAAP, legal obligations defined as "an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel associated with the retirement of tangible long-lived assets" must be measured and recorded as asset retirement obligations under SFAS No. 143.

Purchase accounting

Under Chilean GAAP, for acquisitions which occurred through December 31, 2003, the assets acquired and liabilities assumed were recorded at book value and the excess of the purchase price over the book value was recorded as goodwill. Circular No. 1358, dated December 3, 1997, issued by the SVS, extended the maximum amortization period of goodwill to 20 years from the previous 10 years.

Technical Bulletin No. 72 issued by the Chilean Association of Accountants and effective on January 1, 2004, requires that assets acquired and liabilities assumed be recorded at their fair value and that any

excess of purchase price over such fair value be recorded as goodwill. Chilean GAAP continues to amortize goodwill on a straight-line basis over the estimated period of return on the investment, generally between 20 and, at the maximum, 40 years.

Under U.S. GAAP purchase accounting, assets acquired and liabilities assumed are recorded at fair value with the excess of the purchase price over such fair value recorded as goodwill. Goodwill is not amortized but tested for impairment annually or whenever a change in circumstances occurs.

Fixed assets

In accordance with standards issued by the Superintendencia de Valores y Seguros, certain property, plant and equipment is recorded in the financial statements at amounts determined in accordance with a technical appraisal. The difference between the carrying value and the revaluations performed in 1979 was recorded against shareholders' equity in "Other reserves." The technical reappraisal is subject to price-level restatement and depreciation.

Revaluation of property, plant, and equity under U.S. GAAP is not permitted.

Under Chilean GAAP, the recoverability of long-term assets must be evaluated in accordance with Technical Bulletin No. 33 "Accounting Treatment of Fixed Assets" issued by the Chilean Association of Accountants. Long-term assets are reviewed to assess possible impairment by determining if an entity, on a permanent basis, does or does not generate sufficient operating revenues to cover all of its costs, including the depreciation of fixed assets taken as a whole. Should an entity generate an operating loss, and if the book value of the fixed assets is higher than their realization value, under Chilean GAAP, we are required to reassess, based on an operating income (loss) breakeven analysis, the impairment loss that needs to be recorded against non-operating expenses.

Under U.S. GAAP, long-lived assets other than goodwill and indefinitely-lived intangible assets are evaluated for recoverability when a change in circumstances occurs. The assets are grouped at the lowest level for which identifiable cash flow is generated. The fair value of the asset group is compared with its carrying value. Fair value may be determined using an undiscounted cash flow model. Should the carrying value exceed the fair value based on the discounted cash flow, an impairment charge is recorded in operating income for the difference.

Deferred taxes

Under Chilean GAAP, starting on January 1, 2000, income taxes were recorded in accordance with Technical Bulletin No. 60 using the liability method which requires that deferred tax assets/liabilities for temporary differences between book and tax bases be recorded. As a transitional provision, a complementary asset or liability was set up on the balance sheet for deferred taxes not recorded prior to January 1, 2000. Such complementary asset or liability is being amortized to income over the average estimated reversal period of the deferred taxes.

Under U.S. GAAP, no complementary asset or liability is contemplated by SFAS 109; therefore, such asset/liability and its associated amortization would be reversed.

Additionally, certain adjustments to U.S. GAAP trigger deferred tax effects which would require charges (credits) to the income statement.

Minimum dividend

As required by law, unless otherwise decided by a unanimous vote of the shareholders, a public corporation in Chile must distribute a cash dividend in an amount equal to at least 30% of its net income in each year as determined in accordance with Chilean GAAP. This dividend is recorded as payable

under Chilean GAAP when approved by the annual shareholders' meeting generally held in April of the subsequent year.

Under U.S. GAAP, as the 30% dividend is a legal requirement in Chile, the dividend is accrued during the year in which the net income is recognized.

Deferred income

The Company and some of its subsidiaries have signed certain contracts with owners of rural land which will allow them to develop the water and sewage concessions of such real estate. Such concessions may require not only the provision of water and sewage services but the build-out of the associated infrastructure. As compensation, the subsidiary receives from the owners of the land a certain amount, payable in installments over several years.

Under Chilean GAAP, the revenues generated by these contracts are credited to income on a cash basis under the theory that the commitment on the part of the subsidiary to build-out and/or provide service results in culmination of an earnings cycle, while the revenue generated from the provision of service is considered to be the culmination of a separate earnings cycle and such revenues are recognized as the service is provided.

In accordance with the revenue recognition criteria established by Staff Accounting Bulletin No. 104, under U.S. GAAP, the compensation received for the commitment and the provision of the service would be assessed as multiple elements under the same revenue arrangement which, based on various criteria, would require the deferral of the commitment compensation at the start of the contract and its recognition over the expected period of delivery of the water and sewage services committed to in the contract.

Intangible assets

Under Chilean GAAP, intangible assets are amortized over the estimated period of return on the investment, generally not to exceed 20 years. Amortization of intangible assets associated with natural resources, such as easements and water rights, occurs over a useful life of 40 years.

Under U.S. GAAP, definitely-lived intangible assets are amortized over their estimated useful life and assessed for impairment when a change in circumstances occurs. Indefinitely-lived intangible assets are not amortized, but are examined for impairment annually or when a change in circumstances occurs.

Derivatives

Under Chilean GAAP, derivative instruments may be designated as "hedges" of existing or forecast transactions. Hedge accounting is prescribed by Technical Bulletin No. 57 of the Chilean Association of Accountants. The Company holds "hedges" of forecast transactions. Such "hedges," under Technical Bulletin No. 57, require any unrealized gains/losses to be deferred. Certain hedging criteria and documentation requirements are in place under Chilean GAAP for such financial instruments.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts which may require bifurcation and fair value accounting separate from the "host" contract.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes U.S. GAAP accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. To designate a financial instrument as a "hedge," certain documentation standards under SFAS No. 133 must be followed which are generally more stringent than those required under Chilean GAAP.

Derivative instruments may be designated as "cash flow" or "fair value" hedges. Fair value hedges require mark to market accounting through the income statement. SFAS No. 133 contains guidance on assessing the "effectiveness" of a cash flow hedge. The ineffective portion of a "cash flow" hedge is marked to market through the income statement. The effective portion is recorded in other comprehensive income.

For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts may meet the requirements to be defined as an "embedded derivative" which, as applicable, may require bifurcation and fair value accounting separate from that of the "host" contract.

Income statement classification

Under Chilean GAAP, as defined by the SVS, certain expenses are defined as non-operational and segregated in the income statement under "Non-operational income (expense), net."

Under U.S. GAAP, certain income and expenses defined as non-operational under Chilean GAAP would be classified as operational.

CERTAIN ADDITIONAL DISCLOSURE REQUIREMENTS FOR U.S. GAAP

Business segments

U.S. GAAP requires public companies to identify reporting segments and to separately disclose certain financial information regarding each reporting segment. In certain circumstances, geographically segmented financial information is also required to be disclosed.

Fair value disclosure

U.S. GAAP, under SFAS No. 107, requires fair value disclosure of an entity's assets and liabilities.

Depreciation and amortization

Under U.S. GAAP, the Company would be required to disclose, for each specific class of assets, their range of useful lives and the depreciation and amortization accounting methodology used. Additionally, amortization expense and depreciation expense for each period-end would be disclosed as well as estimated intangible asset amortization expense for the next five years.

Income taxes

U.S. GAAP requires disclosure of an effective tax rate reconciliation in its notes to the financial statements.

Contractual obligations

Under SFAS No. 47, certain disclosures such as nature and term, fixed and determinable portion, and amounts purchased, is required for unrecorded obligations.

IAM

Santiago, October 21, 2005

Mr Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Santiago

Ref: Information Circular 1696.

Dear Sir,

We enclose the information requested in the Circular at heading, in the established form, with information concerning the closing of the consolidated financial statements at September 30, 2005 of INVERSIONES AGUAS METROPOLITANAS S.A.

Yours sincerely,

Giovano Suazo Hormazábal
Chief Executive Officer

cc

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago**

IAM

APPENDIX A

1.0 INSCRIPTION ON STOCK EXCHANGE

1.1 Inscribed in some Stock Exchange (YES/NO)	Yes
1.2 Stock exchanges inscribed in	Santiago Stock Exchange
	Chilean Electronic Exchange

2.0 CONTROLLER OF THE COMPANY

2.1 Company has a controller? (YES/NO)	Yes
2.2 Effective participation	56,6%

2.3 Detail of effective particiaption

Tax No.	Name	Percentage
77.329.730-4	Inversiones Aguas del Gran Santiago S.A.	56,60%

3.0 STATUTORY PROVISIONS

3.1 Company subject to provisions of Chapter XII of Lae 3,500 (YES/NO)	NO
3.2 Maximum permitted concentration according to bylaws	

4.0 COMPLIANCE WITH CONDITIONS ESTABLISHED IN CLAUSE 112 OF DECREEE LAW 3,500

4.1 Condition related to maximum concentration (YES/NO)	
4.2 Condition related to shareholdings of minority shareholders	

4.3 Condition related to dispersion of share ownership

4.3.1 Number of shareholders	

INVERSIONES AGUAS METROPOLITANAS LIMITADA
Unconsolidated financial statements for the

ASSETS

Balance Sheets as of December 31, 2005 and 2004

		2005		2004
Assets		**M$**		**M$**
Current				
Cash & banks	$	250.292	$	16.506
Marketable securities (net)	$	688.332	$	-
Sundry debtors (net)	$	1.948	$	-
Notes & accounts receivable from related companies	$	1.330.438	$	23.002.291
Recoverable taxes	$	91.618	$	182.046
Other current assets	$	502.331	$	580.607
TOTAL CURRENT ASSETS	$	**2.864.959**	$	**23.781.450**
Property, plant & equipmernt				
Machinery & equipment	$	3.735	$	3.831
Accumulated depreciation (less)	-$	3.735	-$	3.712
TOTAL PROPERTY, PLANT & EQUIPMENT	$	-	$	**119**
Other Assets				
Investments in related companies	$	195.613.110	$	201.154.437
Goodwill	$	295.665.480	$	317.168.424
Others	$	53.560	$	111.990
TOTAL OTHER ASSETS	$	**491.332.150**	$	**518.434.851**
TOTAL ASSETS	$	**494.197.109**	$	**542.216.420**

LIABITIES

Balance Sheets as of December 31, 2005 and 2004

		2005		2004
Liabilities		**M$**		**M$**
Current				
Sundry creditors	$	57.693	$	79.076
Notes & accounts payable to related companies	$	1.494.755	$	925.810
Provisions	$	87.572	$	42.334
Withholdings	$	43.713	$	275.832
Income tax	$	186.353		
Deferred taxes	$	12.508	$	12.691
Other current liabilities	$	11.634	$	12.407
TOTAL CURRENT LIABILITIES	**$**	**1.894.228**	**$**	**1.348.150**
Long Term				
Deferred taxes	$	170.679	$	184.065
TOTAL LONG-TERM LIABILITIES	**$**	**170.679**	**$**	**184.065**
Shareholders' Equity				
Paid capital	$	485.871.812	$	491.227.671
Reserve restatement of capital			$	19.841.049
Retained earnings	$	6.260.390	$	29.615.485
Accumulated profits	$	285.884	$	18.492.790
Net income for the year	$	17.103.981	$	11.122.695
Interim dividends (less)	-$	11.129.475		
TOTAL SHAREHOLDERS' EQUITY	**$**	**492.132.202**	**$**	**540.684.205**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**$**	**494.197.109**	**$**	**542.216.420**

OPERATING INCOME

Statements of Income for the years ended December 31, 2005 and 2004

Operating Income		**2005 M$**		**2004 M$**
Sales	$	4.587.661	$	4.947.693
Cost of sales (less)	-$	4.188.220	-$	4.511.352
OPERATING MARGIN	$	399.441	$	436.341
Administrative & selling expenses (less)	-$	421.498	-$	490.771
OPERATING INCOME	-$	**22.057**	-$	**54.430**
Non-operating result				
Financial income	$	71.218	$	64.485
Income on investments in related companies	$	38.885.197	$	33.155.128
Loss on investments in related companies	-$	20	-$	827
Amortization of goodwill (less)	-$	21.502.944	-$	21.502.944
Financial expenses (less)	-$	3.287	-$	1.843
Price-level restatements	-$	102.699	-$	570.478
Exchange differences	-$	4.083	$	5.717
NON-OPERATING RESULT	$	**17.343.382**	$	**11.149.238**
INCOME BEFORE INCOME TAX & EXTRAORDINARY ITEMS	$	17.321.325	$	11.094.808
INCOME TAX	-$	217.344	$	27.887
NET INCOME FOR THE YEAR	$	**17.103.981**	$	**11.122.695**

NET CASH FLOW FROM OPERATING ACTIVITIES

Statements of Cash Flows for the years ended December 31, 2005 and 2004

		2005		2004
		M$		M$
NET CASH FLOW FROM OPERATING ACTIVITIES	$	**44.656.214**	$	**22.065.088**
Collection of trade accounts receivable	$	5.069.829	$	5.492.882
Financial income received	$	29.546	$	84
Dividends & other distributions received	$	44.028.887	$	22.022.968
Other income received	$	559.032	$	246.382
Payments to suppliers & personnel (less)	-$	4.556.040	-$	4.526.930
Interest paid (less)	-$	126		
Income tax paid (less)	$	64.606		
Other expenses paid (less)	-$	112.401	-$	145.050
VAT & other similar payments (less)	-$	427.119	-$	1.025.248
TOTAL NET CASH FLOW FROM OPERATING ACTIVITIES				
NET CASH FLOW FROM FINANCING ACTIVITIES	-$	**65.623.089**	$	-
Dividend payments (less)	-$	40.426.181		
Capital distributions (less)	-$	25.196.908		
TOTAL NET CASH FLOW FROM FINANCING ACTIVITIES				
NET CASH FLOW FROM INVESTMENT ACTIVITIES	$	**21.850.503**	-$	**22.018.655**
Sales of permanent investments	$	214		
Collection of other loans to related companies	$	54.778.289	$	6.235
Other loans to related companies	-$	32.928.000	-$	22.024.890
TOTAL NET CASH FLOW FROM INVESTMENT ACTIVITIES				
NET TOTAL CASH FLOW FOR THE YEAR	$	883.628	$	46.433
EFFECT OF INFLATION ON CASH & CASH EQUIVALENTS	-$	39.786	-$	12.248
NET CHANGE IN CASH & CASH EQUIVALENTS	$	843.842	$	34.185
OPENING BALANCE OF CASH & CASH EQUIVALENTS	$	597.113	$	562.928
CLOSING BALANCE OF CASH & CASH EQUIVALENTS	$	**1.440.955**	$	**597.113**

RECONCILIATION OF NET CASH FLOW FROM OPERATING WITH NET INCOME FOR THE YEAR

Statements of Cash Flows for the years ended December 31, 2005 and 2004

Reconciliation of net cash flow from operating activities with net income for the year	2005 M$	2004 M$
Net income for the year	**$ 17.103.981**	**$ 11.122.695**
Result of asset sales	**$ -**	**$ -**
Charges (Credits) to income not representing cash flows	**-$ 17.228.543**	**-$ 11.086.358**
Depreciation for the year	$ 119	$ 238
Write-offs & provisions	$ 46.789	
Accrued equity in investments in related companies (less)	-$ 38.885.197	-$ 33.155.128
Accrued losses in investments in related companies (less)	$ 20	$ 827
Amortization of goodwill	$ 21.502.944	$ 21.502.944
Price-level restatements (net)	$ 102.699	$ 570.478
Exchange differences (net)	$ 4.083	-$ 5.717
Change in assets affecting cash flows - (increases) decreases	**$ 44.328.605**	**$ 22.354.655**
Other assets	$ 44.328.605	$ 22.354.655
Change in liabilities affecting cash flows - increases (decreases)	**$ 452.171**	**-$ 325.904**
Accounts payable related to operating income	$ 465.069	-$ 194.334
Income tax payable (net)	$ 219.789	
VAT & similar payments (net)	-$ 232.687	-$ 131.570
NET CASH FLOW FROM OPERATING ACTIVITIES	**$ 44.656.214**	**$ 22.065.088**

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Directors,
Inversiones Aguas Metropolitanas S.A. (fomerly Inversiones Aguas Metropolitanas Ltda.)

We have audited the accompanying balance sheets of Inversiones Aguas Metropolitanas S.A. as at December 31, 2005 and 2004 and the related statements of income and of cash flows for the years then ended. These financial statements (including the notes thereto) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying management analysis and material information do not form an integral part of these financial statements, therefore this report does not cover these.

We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also involves assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

These financial statements have been prepared to reflect the unconsolidated financial situation of Inversiones Aguas Metropolitanas S.A. based on the criteria described in Note 2, before proceeding to the line-by-line consolidation of the financial statements of the subsidiaries listed in Note 9. For a proper interpretation therefore of these unconsolidated financial statements, they should be read and analyzed together with the consolidated financial statements of Inversiones Aguas Metropolitanas S.A. and subsidiaries, which are required by accounting principles generally accepted in Chile.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Inversiones Aguas Metropolitanas S.A. as at December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended, in accordance with the principles described in Note 2.

January 30, 2006, Except Note 21 whose date is February 28, 2006

Amelia Hernández H.
Tax No.: 7.015.085-9

1.- Registration in the Securities Register

The Company is inscribed in the Securities Register of the Superintendency of Securities and Insurance with the number 912 and is subject to the regulatory authority of that entity.

2.- Accounting principles applied

a) Accounting period.
These unconsolidated financial statements are presented as of December 31, 2004 and 2005 and for the periods of twelve months then ended.

b) Preparation Basis
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, except for investments in subsidiaries which are shown on just one line in the balance sheet at their proportional equity value and have therefore not been consolidated line by line. This treatment does not modify the net income for the year or the shareholders' equity.

In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail.

These financial statements have been prepared only for the purpose of making an individual analysis of the Company and should therefore be read together with the consolidated financial statements, as required by accounting principles generally accepted in Chile.

c) Basis of Presentation
For comparison purposes, the financial statements at December 31, 2004 and their respective notes have been restated off the books by 3.6%, corresponding to changes in the Consumer Price Index during the last twelve months, with a one-month time lag.

d) Price-level restatements
The financial statements have been restated, in accordance with accounting principles generally accepted in Chile, to reflect the effects of variations in the purchasing power of the local currency during the years 2005 and 2004, being 3.6% and 2.5% respectively, with a one-month time lag.

Income statement account balances have also been restated to show them at year-end values.

e) Currency translation
Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each year end, at the following rates:

	31.12.2005 Ch$	31.12.2004 Ch$
United States dollar	512.50	557.40
Unidad de Fomento	17,974.81	17,317.05
Euro	606.08	760.13

f) Marketable securities
Marketable securities reflect investments in mutual funds units, shown at their redemption value as at the closing date of these financial statements.

g) Transactions under resale agreements
The acquisition of securities under resale agreements are valued as investments in fixed-income securities and are shown in Other current assets, in accordance Circular 768 of the Superintendency of Securities and Insurance.

h) Property, plant and equipment
Property, plant and equipment are shown at their restated cost.

i) Depreciation of property, plant and equipment
Depreciation has been calculated using the straight-line method on the restated book values over the estimated useful lives of the respective assets.

j) Investments in related companies
Investments in related companies with the ability to exercise a significant influence over the company in question are shown at their proportional equity value determined on the basis of the respective financial statements of that company at December 31, 2005 and 2004. The participation in the results for each year is recognized on an accrual basis.

k) Goodwill
Goodwill represents the difference between the cost of related companies and the proportional equity value of these investments at the time of purchase. Goodwill is amortized over a period of 20 years from the date of acquisition because it is estimated that the investment will be recovered over this period.

l) Other assets
This heading includes the costs related to technical assistance provided to the Company by Ondeo Services Chile S.A. and AGBAR Chile S.A. in the presentation of the offer for the introduction of advanced management and operating systems and procedures.

These technical assistance costs are being amortized over a period of 5 years, corresponding to the term of the contract.

m) Income tax and deferred taxes

The Company has provided for income tax on the basis of the net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and contained in Circular 1,466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes resulting from timing differences, tax benefits related to tax losses and other events that create differences between the financial and tax treatment of assets and liabilities.

n) Derivative contracts

The Company has signed forward exchange contracts with financial institutions. These have been defined as hedging instruments against fluctuations in the exchange rate and have been recorded in accordance with Technical Bulletin N° 57 of the Chilean Institute of Accountants.

o) Sales

The Company's sales relate to technological support and are show on an accrued basis.

p) Statement of cash flows

The Company considers as cash and cash equivalents its balances held in unrestricted bank checking accounts in local and foreign currencies and those short-term investments made as part of its normal cash management and whose redemption will be made within 90 days from the date of the investment and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include revenues and expenses that are treated as non-operating in the Statement of Income.

3.- Accounting changes

The accounting principles and criteria described in Note 2 were applied uniformly during the years 2005 and 2004.

4.- Marketable securities

The detail of these at December 31, 2005 and 2004 is as follows:

Instruments	Book Value	
	2005	2004
Mutual fund quotas	688.332,00	-
Total Marketable Instruments	688.332,00	-

5.- Balances and transactions with related entities

TRANSACTIONS WITH SUBSIDIARIES

Notes and accounts receivable

In December 2001, following a public tender organized by Aguas Andinas, the company signed a technical services contract with IAM whereby IAM provides technical assistance in the areas of the urban water cycle management, commercial management and strategy, data processing and hydrology, hydraulics and engineering. The contract is expressed in U.F. and has a term of 5 years, with monthly invoicing according to the services effectively provided.

Notes and accounts payable

There a property rental agreement with denominated in UF with Aguas Andinas S.A., for the use of that company's premises. The payment terms are 30 days.

TRANSACTIONS WITH RELATED COMPANIES

Notes and accounts receivable

The accounts receivable from Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A. relate to trading current accounts that carry no interest but are indexed as from January 1, 2005.

Notes and accounts payable

In December 2001 IAM signed technical services contracts with Agbar and Ondeo (an affiliate of Suez Environnement). Under these, both Agbar and Ondeo provide advisory services to IAM so that it can meet its obligations under the services contract mentioned above with Aguas Andinas. The contract is expressed in euros and has a term of 5 years, with monthly invoicing and payments at 63 days, without interest.

Accounts Receible

Tax No.	Company	Short Term Plazo		Long Term	
		2005	2004	2005	2004
77329730-4	INVERSIONES AGUAS DEL GRAN SANTIAGO S.A.		10.777.779		
96885200-0	ONDEO SERVICES CHILE S.A.		10.777.779		
61808000-5	AGUAS ANDINAS S.A.	1.330.438	1.446.733		
TOTAL		1.330.438	23.002.291		

Accounts payable

Tax No.	Company	Short Term		Long Term	
		2005	2004	2005	2004
0000001-9	SUEZ LYONNAISE DES EAUX	462.631	185.162		
0000001-9	SOC. GRAL. AGUAS DE BARCELONA S.A.	1.030.887	740.648		
61808000-5	AGUAS ANDINAS S.A.	1.237			
TOTAL		1.494.755	925.810		

Transacciones

Company	Tax No.	Relationship	Transaction	31/12/2005		31/12/2004	
				Amount	Effect on results (charge)/credit)	Amount	Effect on results (charge)/credit)
AGUAS ANDINAS S.A.	61808000-5	SUBSIDIARY	DIVIDENDS RECEIVED	42.969.197		21.548.892	
AGUAS ANDINAS S.A.	61808000-5	SUBSIDIARY	ADVICE PROVIDED	4.738.663	4.512.595	5.340.757	4.947.693
INVERSIONES AGUAS DEL GRAN SANTIAGO S.A.	77329730-4	PARTNER	LOANS GRANTED	25.632.000		10.777.779	
INVERSIONES AGUAS DEL GRAN SANTIAGO S.A.	77329730-4	PARTNER	REPAYMENT OF LOANS GRANTED	36.440.730			
INVERSIONES AGUAS DEL GRAN SANTIAGO S.A.	77329730-4	PARTNER	IAM CAPITAL REDUCTION	19.571.270			
INVERSIONES AGUAS DEL GRAN SANTIAGO S.A.	77329730-4	PARTNER	PROFIT DISTRIBUTION	31.580.836			
ONDEO SERVICES CHILE S.A.	96885200-0	PARTNER	LOANS GRANTED	6.368.000		10.777.779	
ONDEO SERVICES CHILE S.A.	96885200-0	PARTNER	REPAYMENT OF LOANS GRANTED	16.949.959			
ONDEO SERVICES CHILE S.A.	96885200-0	OARTNER	IAM CAPITAL REDUCTION	4.887.120			
ONDEO SERVICES CHILE S.A.	96885200-0	PARTNER	PROFIT DISTRIBUTION	7.870.720			
SOC. GRAL. AGUAS DE BARCELONA S.A.	00000001-9	INDIRECT	ADVICE RECEIVED	3.369.954	- 3.369.954	3.117.046	- 3.117.046
SUEZ LYONNAISE DES EAUX	00000001-9	INDIRECT	ADVICE RECEIVED	749.811	- 749.811	1.335.877	- 1.335.877

6.- Deferred taxes and income tax

The taxable income and other concepts at December 31, 2005 and 2004 are detailed as follows:

	31.12.2005 ThCh$	31.12.2004 ThCh$
a) Taxable income	1,293,633	(85,300)
b) Taxed Earnings Fund	-	21,535,910
c) 15.0% tax credit for shareholders		112,154
16.5% tax credit for shareholders		2,977,877
17.0% tax credit for shareholders	-	1,000,333

Deferred taxes

Concepts	2005				2004			
	Deferred Tax Assets		Deferred Tax Liabilities		Deferred Tax Assets		Deferred Tax Liabilities	
	Short Term	Long Term	Short Terrm	Long Term	Short Term	Long Term	Short Term	Long Term
Timing Differences								
Provision for vacations	878,00				695,00			
Investment costs related company			13.386,00	170.679,00			13.386,00	184.065,00
Others								
Total	878,00		13.386,00	170.679,00	695,00		13.386,00	184.065,00

Income Taxes

Item	2005	2004
Current tax charge (provision for tax)	-219.918	14.501
Tax charge adjustment (previous year)	-10.995	
Effect on assets or liabilities of deferred tax for year	13.569	13.386
Total	-217.344	27.887

7.- Other current assets

Other current assets at the close of each year include:

	2005 ThCh$	2004 ThCh$
Resale agreement covering securities issued by Central Bank of Chile (Note 8)	502,331	580,607

8.- Information on purchase and sale commitments, and repurchase and resale agreements, covering securities

This shows the resale agreements in pesos signed at 31.12.2005:

Information on transactions with securities and instruments under purchase agreement, sale agreement, sale under repurchase agreement and purchase under resale agreement.

Code	Dates		Counterparty	Original currency	Subcription amount	Rate	Final amount	Kind of instrument	Market Value
	Start	Maturity							
CRV	38.708	38.728	BANCO DE CHILE	PESOS	350.793	4.44% p.a.	351.658	BCD	351.182
CRV	38.708	38.728	BANCO SANTANDER SANTIAGO	PESOS	150.986	4.32% p.a.	151.348	BCD	151.149

9.- Investments in related companies

During August, the Company's complete shareholding in Aguas Industriales del Norte S.A. was sold. The 60% shareholding was sold to the related company Inversiones Aguas del Gran Santiago S.A. for ThCh$213.

The detail of investments in related companies at December 31, 2005 and 2004 is as follows:

Patrimonio sociedades a valor ju		Resultado del ejercicio a valor ju		Resultado devengado		VP / VPP		Resultados no realizados		Valor contable de la inversión	
31/12/2005	31/12/2004	31/12/2005	31/12/2004	31/12/2005	31/12/2004	31/12/2005	31/12/2004	31/12/2005	31/12/2004	31/12/2005	31/12/2004
				38.885.197	33.155.128	195.613.110	201.154.198			195.613.110	201.154.198
				-20	-827		239				239
						195.613.110	201.154.437			195.613.110	201.154.437

10.- Goodwill

The balances of this account at December 31, 2005 and 2004 represent the difference between the cost and the proportional equity value of the company invested in, as follows:

Goodwill

Tax No.	Company	2005		2004	
		Amount amortized in year	Balance goodwill	Amount amortized in year	Balance goodwill
61808000-5	AGUAS ANDINAS S.A.	21.502.944	295.665.480	21.502.944	317.168.424
TOTAL		21.502.944	295.665.480	21.502.944	317.168.424

11.- Provisions and write-offs.

The detail of provisions at December 31, 2005 y 2004 is as follows:

Current liabilities

	31.12.2005 ThCh$	31.12.2004 ThCh$
Other personnel benefits	59.119	25.568
Services accrued	18.243	14.661
Accrued vacations	5.168	2.105
Others	5.042	
Total	87.572	42.334

The Company made no write-offs during 2005 and 2004.

12.- Changes in shareholders' equity

Changes in the Company's equity position during 2005 and 2004 are as follows:

According to the deed modifying the profits distribution dated June 3, 2005, the following was agreed:

Profits distribution

Distribute accumulated earnings equivalent to ThCh$ 28,586,355. This was paid simultaneously in cash according to their percentage holdings to both shareholders (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.)

The deed dated June 14, 2005 modifying the capital agreed the following:

Capital increase

Increase the Company's capital by ThCh$ 19,151,592 through the capitalization of the corresponding restatement of capital.

Capital reduction

Reduce capital by ThCh$ 24.558.390, following which the statutory capital would be reduced to ThCh$ 468,751,177. The amount of the reduction was distributed simultaneously in cash, according to their respective shareholdings, to both shareholders (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.).

The ordinary board meeting held on August 29, 2005 agreed the following:

Distribute an interim dividend of ThCh$10,965,000 against the net income for 2005. This amount was distributed simultaneously in cash, according to their respective shareholdings, to both shareholders (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.).

The Company was a limited partnership during 2004 which explains why the restatement of capital is shown on a separate line in Shareholders' equity.

On August 19, 2005, the Company was inscribed (No.912) as a corporation in the Securities Register of the Superintendency of Securities and Insurance, and is subject to the regulatory authority of that entity.

In accordance with clause 10 of the Corporations Law 18,046, the proportional amount corresponding to the restatement of capital was added to the paid capital, this being divided into 1,000,000 subscribed and paid shares at December 31, 2005.

Changes in Shareholders

	2005								
Movement	Paid capital	Capital restatement reserve	Share premium	Other reserves	Reserve future dividends	Retained earnings	Interim Dividends	Development period deficit	Result for the year
Opening balance	474.157.984	19.151.592				17.850.183			10.736.192
Distribution prev. year's results	0	0				10.736.192			-10.736.192
Final dividend previous year						-28.586.355			
Capital increase through cash share issue									
Capitalization reserves &/or earnings	19.151.592	-19.151.592							
Accumulated development-period deficit									
Capital reduction	-24.558.390								
Restatement of capital	17.120.626	0				285.864	-164.475		
Result for the year									17.103.981
Interim dividends							-10.965.000		
Closing balance	485.871.812	0				285.864	-11.129.475		17.103.981
Restated balances									

	2004								
Movement	Paid Capital	Capital restatement reserve	Share premium	Other reserves	Reserve future dividends	Resultados Acumulados	Dividendos Provisorios	Development period deficit	Result for the year
Opening balance	474.157.984	7.119.651				8.032.626			9.382.187
Distribution prev. year's results	0	0				9.382.187			-9.382.187
Final dividend previous year									
Capital increase through cash share issue									
Capitalization reserves &/or earnings									
Accumulated development-period deficit									
Capital reduction									
Restatement of capital	0	12.031.941				435.370			0
Result for the year									10.736.192
Interim dividends									
Closing balance	474.157.984	19.151.592				17.850.183			10.736.192
Restated balances	491.227.671	19.841.049				18.492.790			11.122.695

Number of shares

Series	No. subscribed shares	No. paid shares	No. shares with voting rights
Only	1.000.000.000	1.000.000.000	1.000.000.000

Capital (amount- THCH $)

Series	Subscribed capital	Paid capital
Only	485.871.812	485.871.812

13.- Price-level restatements

The detail of price-level restatements credited (charged) to income is as follows:

Price- level restatements

ASSETS (CHARGES) / CREDITS	Indexation Unit	2005	2004
INVENTORIES			
PROPERTY, PLANT & EQUIPMENT	IPC	1	9
INVESTMENTS IN RELATED COMPANIES	IPC	5.532.548	4.076.541
GOODWILL	IPC	11.021.297	8.260.277
OTHER MONETARY ASSETS	IPC	590.435	9.245
OTHER NON-MONETARY ASSETS	IPC	3.892	4.156
EXPENSE & COST ACCOUNTS	IPC	73.287	76.607
TOTAL (CHARGES) CREDITS		17.221.460	12.426.835

LIABILITIES (CHARGES) /CREDITS			
SHAREHOLDERS' EQUITY	IPC	-17.242.015	-12.916.134
NON-MONETARY LIABILITIES	IPC	-6.861	-5.132
INCOME ACCOUNTS	IPC	-75.283	-76.047
TOTAL (CHARGES) CREDITS		-17.324.159	-12.997.313
(LOSS) GAIN FOR PRICE-LEVEL RESTATEMENTS		-102.699	-570.478

14.- Exchange differences

Exchange differences arising in the years ended December 31, 2005 and 2004 comprise the following:

Exchange Diferrences

ASSETS (CHARGES) / CREDITS	Moneda	2005	2004
AVAILABLE	DOLAR	-4.283	-1.457
MARKETABLE SECURITIES	EURO	200	7.174
Total (Charges) Credits		-4.083	5.717

LIABILITIES (CHARGES) / CREDITS			
Total (Charges) Credits			
(Loss) Gain from exchange differences		-4.083	5.717

15.- Statement of cash flows.

In the Statement of cash flows, cash equivalents are taken to include marketable securities and securities held under resale agreements of less than 90 days from their investment date. The detail of cash and cash equivalents is as follows:

	31.12.2005 ThCh$	31.12.2004 ThCh$
Cash & banks	250.292	16.506
Marketable securities	688.332	0
Other current assets	502.331	580.607
Balance of cash and cash equivalents	1.440.955	597.113

The Company has no committed cash flows at December 31, 2005 and 2004.

16.- Derivative Contracts.

At December 31, 2005, the Company holds financial instrument derivative contracts to hedge exchange rate fluctuations, according to the following detail. These have been valued in accordance with the criteria described in Note 2 n):

Derivative Constrac

Derivative	Kind of contract	CONTRACT DESCRIPTION						Amount of entry covered	Accounts affected			
		Contract Valor del Value	Maturity date	Specific Item	Purchase / Sale Position	Entry or transaction covered			Asset /Liability		Effect on results	
						Name	Amount		Name	Amount	Realized	Unrealized
FR	CCPE	352.698	Ist Quarter 2006	Exchange rate	P	Notes & accts.	350.008	344.003	Forward asset	344.003	-	6.005
FR	CCPE	281.332	Ist Quarter 2006	Exchange rate	P	Notes & accts.	281.084	277.979	Forward asset	278.393	-	2.692

17.- Contingencies and Restrictions

At December 31, 2005 and 2004, the Company has given a performance bond issued by Banco Santander in favor of its subsidiary Aguas Andinas S.A. for ThCh$ 85,001 and ThCh$ 84.838 respectively (UF4,728.88), to guarantee the conditions of the contracted services.

Guarantees obtained from third parties

Creditor of security	Debtor		Kind of security	Assets affected		Balance payable at balance sheet date		Release of Security					
	Name	Relationship		Type	Book value	31/12/2005	31/12/2004	31/12/2006	Assets	31/12/2007	Assets	31/12/2008	Assets
AGUAS ANDINAS S.A.	INVERSIONES AGUAS METROPOLITANAS S.A.	Subsidiary	Performance bond			85.001	84.838						

18.- Guarantees received from third parties

Inversiones Aguas Metropolitanas S.A. has received no security from other parties.

19- Local and Foreign Currencies

The Company shows the following assets and liabilities on local and foreign currency at December 31, 2005 and 2004:

Local and foreign currency

Assets	Currency	Amount 31/12/2005	Amount 31/12/2004
Current Assets			
CASH & BANKS	NON-INDEXED CH$	245.159	10.725
CASH & BANKS	DOLLAR	5.133	5.781
MARKETABLE SECURITIES	NON-INDEXED CH$	301.543	
MARKETABLE SECURITIES	EUROS	386.789	
NOTES RECEIVABLE RELATED COMPANIES	NON-INDEXED CH$	1.330.438	23.002.291
RECOVERABLE TAXES	INDEXED CH$	91.618	182.046
SUNDRY DEBTORS	NON-INDEXED CH$	1.948	0
OTHER CURRENT ASSETS	NON-INDEXED CH$	502.331	580.607

Property, plant & equipment			
PROPERTY, PLANT AND EQUIPMENT	INDEXED CH$	0	119

Other assets			
INVESTMENT IN RELATED COMPANY	INDEXED CH$	195.613.110	201.154.437
GOODWILL	INDEXED CH$	295.665.480	317.168.424
OTHERS	INDEXED CH$	53.560	111.990

Total Assets			
	NON-INDEXED CH$	2.381.419	23.593.623
	DOLLAR	5.133	5.781
	EUROS	386.789	0
	INDEXED CH$	491.423.768	518.617.016

Current liabilities

	Currency	Up to 90 days 2005 Amount	2005 Avge. anl. int. rate	2004 Amount	2004 Avge. anl. int. rate
SUNDRY CREDITORS	NON-INDEXED CH$	0		0	
PROVISIONS	NON-INDEXED CH$	87.572		42.334	
WITHHOLDINGS	NON-INDEXED CH$	43.713		275.832	
NOTES & ACCOUNTS PAYABLE TO RELATED COMPANIES	EUROS	1.493.518		925.810	
INCOME TAX	NON-INDEXED CH$	186.353			
DEFERRED TAXES	INDEXED CH$				
OTHER LIABILITIES	NON-INDEXED CH$	11.634		12.407	
NOTES & ACCOUNTS PAYABLE TO RELATED COMPANIES	UF	1.237			
TOTAL CURRENT LIABILITIES					
	NON-INDEXED CH$	329.272		330.573	
	EUROS	1.493.518		925.810	
	INDEXED CH$	0		0	
	UF	1.237		0	

	Currency	90 days to 1 year			
		2005		2004	
		Amount	Avge. anl. int. rate	Amount	Avge. anl. int. rate
SUNDRY CREDITORS	NON-INDEXED CH$	57.693		79.076	
PROVISIONS	NON-INDEXED CH$				
WITHHOLDINGS	NON-INDEXED CH$				
NOTES & ACCOUNTS PAYABLE TO RELATED COMPANIES	EUROS				
INCOME TAX	NON-INDEXED CH$				
DEFERRED TAXES	INDEXED CH$	12.508		12.691	
OTHER LIABILITIES	NON-INDEXED CH$				
NOTES & ACCOUNTS PAYABLE TO RELATED COMPANIES	UF				
TOTAL CURRENT LIABILITIES					
	NON-INDEXED CH$	57.693		79.076	
	EUROS	0		0	
	INDEXED CH$	12.508		12.691	
	UF	0		0	

Long term liabilities current year 12/31/2005

	Currency	1 to 3 years		3 to 5 years	
		Amount	Av. annual int. rate	Amount	Av. annual int. rate
DEFERRED TAXES	INDEXED CH$	37.239		24.826	
TOTAL LONG-TERM LIABILITIES					
	INDEXED CH$	37.239		24.826	

	Currency	5 to 10 years		More than 10 years	
		Amount	Av. annual int. rate	Amount	Av. annual int. rate
DEFERRED TAXES	INDEXED CH$	62.065		46.549	
TOTAL LONG-TERM LIABILITIES					
	INDEXED CH$	62.065		46.549	

Long term liabilities previous year 12/31/2004

	Currency	1 to 3 years		3 to 5 years	
		Amount	Av. annual int. rate	Amount	Av. annual int. rate
DEFERRED TAXES	INDEXED CH$	38.073		25.382	
TOTAL LONG-TERM LIABILITIES					
	INDEXED CH$	38.073		25.382	

	Currency	5 to 10 years		More than 10 years	
		Amount	Av. annual int. rate	Amount	Av. annual int. rate
DEFERRED TAXES	INDEXED CH$	63.455		57.155	
TOTAL LONG-TERM LIABILITIES					
	INDEXED CH$	63.455		57.155	

20- Sanctions

No sanctions have been applied by the Superintendency of Securities and Insurance or any other administrative authority on the Company or its management at December 31, 2005 and 2004.

21.- Subsequent events.

The board meeting held on February 28, 2006 agreed to call the Ordinary Shareholders' Meeting of Inversiones Aguas Metropolitanas S.A. for April 27, 2006, to cancel the calling of an Extraordinary Shareholders' Meeting for March 18, 2006, reported to the Superintendency on December 14, 2005, and to call an Extraordinary Shareholders' Meeting for April 27, 2006, in order to submit to the meeting the board's proposal to reduce the capital of the Company

At the date of issue of these financial statements, the management of the Company and its subsidiaries are unaware of any other subsequent events that might significantly affect the financial position and/or results of the Company and its subsidiaries at December 13, 2005.

22.- The Environment

Inversiones Aguas Metropolitanas S.A. had no projects for environmental improvements during the years ended December 31, 2005 and 2004.

MATERIAL INFORMATION

* The ordinary board meeting held on August 29, 2005 agreed the following:

a. To distribute an interim dividend for Ch$ 10,965,000,000 on account of the net income for 2005. The Company's dividend No.1 therefore will amount to Ch$ 10.965 per share and be payable from September 27, 2005.

b. To call an extraordinary shareholders' meeting for September 23, 2005, to be held at 11 a.m. at the Company's offices at Av. El Golf N0 40, 13th floor, Las Condes, Santiago, in order to consider amendments to the bylaws as follows:

(i) Set a quorum of at least two-thirds of the shares issued with voting rights for amending the corporate objects, proposing to the meeting a new Eighteenth Clause to the bylaws according to the text proposed by the chairman.

(ii) Modify the Twenty-First Clause of the bylaws, establishing the distribution of an additional dividend should the Company's cash position so permit.

c. The Company's complete shareholding in AINOR was sold in August. The 60% shareholding was sold to the related company Inversiones Aguas del Gran Santiago S.A. for ThCh$213.

* The extraordinary shareholders' meeting of INVERSIONES AGUAS METROPOLITANAS S.A. held on Friday, September 23, 2005, approved the modification of the Company's bylaws in the following aspects:

a. Establish a quorum of the absolute majority of the board of directors with voting rights and always with the favorable vote of the majority of the directors independent of the controller, for the approval of resolutions for the granting of loans and credits by the Company to persons related to it, in accordance with the provisions of clause 100 of Law 18,045 and the second paragraph of clause 44 of Law 18,046.

b. Establish a quorum of at least two-thirds of the shares issued with voting rights to amend, at an extraordinary shareholders' meeting, the corporate objects and the Eleventh and Twenty-First clauses of the bylaws.

c. Provide for the distribution of an additional dividend of at least 30% of the net income for the year should the sum of the dividend or capital distributions received in cash by the Company from its subsidiary Aguas Andinas S.A. during that year, less operating and non-operating expenses and provisions for the respective year, according to applicable accounting rules, exceed that 30%, until completing the total amount of the distributable net income for the year; unless agreed otherwise by two-thirds of the shares issued with voting rights at the ordinary shareholders' meeting.

d. Approve the delegation of powers for the legalization and registration of the bylaw amendments agreed at the meeting.

* On October 21, 2005, the Company informed the SVS, as material information, that:

a. On that date, the Company's board had taken note of a communication sent by its controlling shareholders Inversiones Aguas del Gran Santiago S.A., subsidiary of the Spanish company Sociedad General de Aguas de Barcelona S.A., and Ondeo Services Chile S.A., subsidiary of the French company Suez Environnement, informing the Company that they are proceeding to begin, on October 26, 2005, a road show in Chile and abroad with respect to their decision to go ahead with a secondary offer of common shares in our Company, to be carried out simultaneously in Chile as a public share offering in accordance with the Securities Market Law 18,045; in the USA, as shares or American Depositary Shares, only to Qualified Institutional Investors, as defined by Rule 144A of the U.S. Securities Act of 1933; and outside the USA, whether shares or American Depositary Shares, in accordance with Regulation S of that Securities Act.

b. According to the information given us by the controlling shareholders in that communication, the secondary offer in question would be for a total of up to 499,000,000 shares, representing 49.9% of the total issued shares of the Company.

c. This communication also advises that the placement agents for this offer in Chile would be Banchile Corredores de Bolsa S.A., Celfin Capital S.A., Corredores de Bolsa and Santander Investment S.A., Corredores de Bolsa, and the placement agents abroad would be Santander Central Hispano Investment Securities Inc. and UBS Investment Bank. The legal advisers to the offering shareholders in this transaction are, in Prieto y Cía., in Chile, and Simpson, Thacher & Bartlett LLP in the United States, and to the placement agents the firm Morales, Noguera, Valdivieso y Besa, in Chile, and Shearman & Sterling LLP in the United States.

d. Lastly, the shareholders mentioned have indicated to us that they expect the secondary offer referred to would be finalized by the end of November this year.

e. In the context of this information, the board has proceeded to select The Bank of New York to act as the depositary bank for the ADR program to be carried out by the Company with respect to the secondary offer of shares to be made by the Company's controlling shareholders.

* On November 15, 2005, the Company informed the SVS, as material information, that:

Yesterday, an extraordinary shareholders' meeting was held of Inversiones Aguas Metropolitanas S.A. (hereinafter the Company) to pronounce on the actions carried out by the Company and its management, as well as the acts and contracts that the Company will have to sign in the context of the secondary offer of common shares of the Company, that the Company's shareholders are carrying out at the same time in

Chile, as a public share offering in accordance with the Securities Market Law 18,045; in the USA, as shares or American Depositary Shares, only to Qualified Institutional Investors, as defined by Rule 144A of the U.S. Securities Act of 1933; and outside the USA, whether shares or American Depositary Shares, in accordance with Regulation S of that Securities Act (hereinafter the Offer).

The Company, as the issuer of the shares to be offered for sale and in consideration of the benefits that this placement will bring it, has had to fulfil certain actions and accept certain commitments and obligations that are normally and regularly demanded in the local and international markets from the issuers of a secondary offer of shares. These actions and commitments include:

a. Collaboration in the preparation of an Offering Memorandum for the international tranche of the Offer and of a Commercial Prospectus for the local tranche of the Offer;

b. The appointment of a depositary bank in New York to act as the depositary for the ADR program that the Company will launch in the context of the Offer;

c. The signing of Deposit Agreements with the depositary bank, containing the obligations and rights of both parties in the ADR program referred to;

d. The signing of a Purchase Agreement by the investment banks that act as Initial Buyers of the shares that form part of the international tranche of the Offer, the selling shareholders and the Company, and in which the Company has to make a series of declarations and guarantees in favor of the Initial Buyers and assume certain obligations in favor of the latter;

e. The signing of a Placement Agreement by the investment banks acting as Placement Agents for the shares forming part of the local tranche of the Offer, the selling shareholders and the Company, and in which the Company has to make a series of declarations and guarantees in favor of the Placement Agents concerning the Company and its shares and assume certain obligations in favor of the latter;

In view of information set out above, the extraordinary shareholders' meeting approved the actions taken to date by the Company and its management in collaborating with the success of the Offer and agreed to continue with that collaboration and approve the signing by the Company of the Deposit Agreement, the Purchase Agreement and the Placement Agreement, on the terms and conditions mentioned, as well as the other agreements and instruments necessary for the success of the Offer, granting powers for this purpose.

* On November 17, 2005, the Company informed the SVS, as material information, that:

With respect to the secondary share offering of the Company's common shares that our shareholders were carrying out in Chile and abroad and which was reported to the SVS as material information on October 21, the shareholders have informed us that (i) the said offer has concluded without having met the minimum price that had been set for carrying out the auction of shares programmed for today, (ii) that auction will not therefore be held, and (iii) the above has been duly advised by the placement agents responsible for this process to the Santiago Stock Exchange in order for the latter to inform the market.

* On November 18, 2005, the Company informed the SVS, as material information, that:

With respect to the secondary share offering of the Company's common shares that our shareholders were carrying out in Chile and abroad (and which was reported to the SVS on October 21), by a material information report sent yesterday we informed you that the said offer had concluded without having met the minimum price that had been set for carrying out the auction of shares programmed for today and that the auction would not therefore take place.

However, we are informed that the Company's shareholders have reached an agreement with the interested investors to go ahead with the secondary offer referred to today, for which (i) at 5.15 p.m. today, an electronic auction will take place on the Santiago Stock Exchange for 100,000,000 shares of the Company, corresponding to a 10% shareholding in the Company, at a minimum price of Ch$ 480 per share, and (ii) the shareholders will today sign a Purchase Agreement with UBS Securities LLC and Santander Investment Limited for the sale of the American Depositary Shares representing a total of 334,000,000 shares in the Company, corresponding to a 33.4% shareholding in the Company, plus an option for UBS Securities LLC to buy an additional number of American Depositary Shares representing a total of 65,000,000 shares of the Company corresponding to a 6.5% shareholding in the Company at the same price mentioned above, expressed in US dollars.

* On November 23, 2005, the Company informed the SVS, as material information, that:

With respect to the secondary share offering of the Company's common shares that our shareholders have carried out in Chile and abroad, and continuing with that reported in two material information reports sent last November 18, we can confirm that today the transaction referred to has been legally finalized and therefore:

a. Ondeo Services Chile S.A. has ceased to be a shareholder in the Company;

b. Inversiones Aguas del Gran Santiago S.A. remains with a 56.6% shareholding in the Company, which holding could reduce to 50.1% to the extent that UBS Securities LLC fully exercises the purchase option in its favor container in the respective share purchase agreement, for which it has a term up to December 18, 2005;

c. The shareholders' agreement between Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A. has been terminated as the latter has ceased to be a shareholder in our Company;

d. Consequently, Inversiones Aguas del Gran Santiago S.A. has remained as the sole controller of Aguas Metropolitanas S.A., and thus of Aguas Andinas S.A.;

e. For its part, Inversiones Aguas del Gran Santiago S.A. is controlled by Agbar Chile S.A., which in turn is controlled by Sociedad General de Aguas de Barcelona S.A. ("Agbar"). Agbar is a Spanish corporation whose largest shareholder is Hisusa, Holding de Infraestructuras y Servicios Urbanos, S.A. ("Hisusa"), with a shareholding of 47.197% in Agbar; and

f. The shareholders in Hisusa are the French company Suez, S.A. (through a subsidiary company), with 51%, and Caixa d'Estalvis i Pensions de Barcelona (through a subsidiary) with 49%. Suez, S.A., through a subsidiary, also has a 1.449% shareholding in Agbar.

* The board meeting held on December 14 agreed to:

Call an extraordinary shareholders' meeting for March 8, 2006, at 11 a.m., at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to proceed to elect the full renewal of the board in view of the recent secondary share offering process by which new shareholders entered the Company.

* Ob December 20, 2005, the Company informed the SVS, as material information, that:

With respect to the secondary share offering of the Company's common shares that our shareholders have carried out in Chile and abroad, whose closing was duly informed by a material information report on November 23, we wish to inform you that UBS Securities LLC has not exercised the purchase option in its

favor contained in the respective share purchase agreement, for acquiring an additional number of shares in the Company, and that the term for doing so has expired.

Consequently, following the transaction indicated above, our majority shareholder, Inversiones Aguas del Gran Santiago S.A. has remained with a shareholding of 56.6% in the Company, the rest being held by minority shareholders.

At the time of the issue of these financial statements, the management of the Company and its subsidiaries are unaware of any subsequent events that might significantly affect the financial position and/or results of the Company and its subsidiaries at December 31, 2005.

I GENERAL ASPECT:

Composition Shareholder

The capital of Inversiones Aguas Metropolitanas S.A. is divided into 1,000,000,000 shares of no par value. At December 31, 2005, our principal shareholders are Inversiones Aguas del Gran Santiago S.A., with 56.6%, and the Bank of New York (depositary bank acting on behalf of the holders of ADRs) with 34.67% of the share capital.

Sales

Sales in 2005 amounted to Ch$ 4,587 million, Ch$ 360 million (7.3%) below that produced in 2004. However, the net income of Inversiones Aguas Metropolitanas S.A. at December 31, 2005 was Ch$ 17,104 million, Ch$ 5,981 (53.8%) greater than in 2004.

Operating costs and expenses

Our operating costs and expenses comprise the cost of sales and administration and selling expenses. The cost of sales relates to the invoicing under the technological support contract. Administration and selling expenses relate to personnel and general expenses.

The cost of sales and administrative and selling expenses declined by Ch$ 323 million (7.2%) and Ch$ 69 (14.1%) respectively compared to the previous year.

Market risk

The Company's principal business is linked to its subsidiary Aguas Andinas so the relevant risk for our company is determined by the relevant risk of that subsidiary, a situation described in the financial reports of that company.

II Comparative analysis and explanation of changes

Balance Sheets

The composition of assets and liabilities at December 31, 2005 and 2004, is as follows:

Assets	2005 Ch$ millions	2004 Ch$ millions	Change %
Current assets	2,865	23,781	- 87.95
Fixed assets (net)	0	0	0
Other assets	491,332	518,435	- 5.23
Total	494,197	542,216	- 8.86

The current assets have fallen by Ch$ 20,916 million compared to the year before, mainly due to the reduction in notes and accounts receivable from related companies of Ch$ 21,672 million offset by an increase in financial investments of Ch$ 610 million and cash and banks of Ch$ 234 million.

Other assets declined by Ch$ 27,103 million, due mainly to a reduction in goodwill of Ch$ 21,503 million and in the investment in related companies of Ch$ 5,541 million.

Liabilities	2005 Ch$ millions	2004 Ch$ millions	Change %
Current liabilities	1,894	1,348	105.56
Long-term liabilities	171	184	- 32.97
Total liabilities	2,065	1,532	34.77
Shareholders' equity	492,132	540,684	- 8.98
Total	494,197	542,216	- 8.86

Current liabilities increased by Ch$ 546 million, mainly due to the increase in notes and accounts payable to related companies of Ch$ 569 million, income tax of Ch$ 186 and provisions of Ch$ 45 million, compensated by a fall in withholdings of Ch$ 232 million and in sundry creditors, deferred taxes and other current liabilities of Ch$ 22 million.

Long-term liabilities decreased by Ch$ 13,386 million compared to 2004, mainly under the heading of long-term deferred taxes.

The shareholders' equity declined by Ch$ 48,552 million as the subsidiary Aguas Andinas distributed in 2005 interim dividends amounting to Ch$ 10,965 million, final dividends of Ch$ 28,586 million and a capital reduction of Ch$ 24,558 million, which were partially compensated by the 5.4% increase in net income for the year of Ch$ 5,981 million.

FINANCIAL INDICATORS

Indicators	Unit	2005 Ch$ millions	2004 Ch$ millions	Change %
Liquidity				
Current ratio	(times)	1.51	17.64	- 91,43
Acid test	(times)	0.76	0.44	- 71.75
Debt				
Debt ratio	(%)	0.42	0.28	48.06
Short-term debt	(%)	91.73	87,99	4.96
Long-term debt	(%)	8.27	12.01	- 31.19
Financial expense coverage	times	5,270.65	6,020.97	- 12.46
Profitability				
Return on equity (average)	(%)	3.31	2.08	59.35

Return on assets (average)	(%)	3.30	2,07	59.28
Earnings per share	(Ch$)	17.10		
Dividend yield	(%)	9.14		

Current liabilities increased by 40.51% and current assets decreased by 87.95%, resulting in the Company's current ratio falling by 91.43% compared to 2004. Current liabilities increased mainly due to notes and accounts payable to related companies.

The net debt ratio rose by 48.06%, due to the 34.77% increase in total liabilities and the 8.98% reduction in shareholders' equity.

The return on average equity improved by 59.35% compared to the previous year, mainly because of the 53.78% increase in net income.

STATEMENT OF INCOME

The following shows the most important items in the statement of income for the years ended December 31, 2005 and 2004:

Statement of income	2005 Ch$ millions	2004 Ch$ millions	Change %
Sales	4.588	4.948	- 7,28
Cost of sales (less)	4.188	4.511	- 7,16
Administrative and selling expenses (less)	- 422	- 491	-14,12
Operating income	- 22	- 54	- 59,48
Non-operating result	- 17.343	- 11.149	55,56
Net income for the year	17.104	11.123	53,78
Financial expenses (less)	- 3	- 2	78,35
EBITDA	17.325	11.097	56,12

(EBITDA is income before taxes, depreciation, amortization and interest)

- **Sales:**

  Inversiones Aguas Metropolitanas S.A. produced sales of Ch$4,588 million in 2005, Ch$360 million (7.28%) below the level of 2004, due to lower sales of UF 23,538.50 under the technological support contract.

- **Operating costs and expenses:**

  The operating costs and expenses of Inversiones Aguas Metropolitanas S.A. in 2005 was Ch$ 4,610 million, a fall of Ch$ 392 million (7.84%) compared to 2004. This difference is explained by:

  - The cost of sales reduced by Ch$ 323 million (7.2%) to Ch$ 4,188 million, compared to Ch$ 4,511 million the year before. This is mainly explained by lower sales under the technological support contract.

  - Administrative and selling expenses declined by Ch$ 69 million, equivalent to 14.1%, to Ch$ 421 million, compared to the Ch$ 491 million of the previous year. This is basically due to a reduction of Ch$ 51 million in remunerations.

Operating Income

The operating income of Inversiones Aguas Metropolitanas S.A. for 2005 therefore amounted to Ch$ (22) million, an improvement of Ch$ 32 million.

Non-Operating Result

The non-operating result of Inversiones Aguas Metropolitanas S.A. amounted to Ch$ 17,343 million, exceeding the level of Ch$ 6,194 million produced in 2004.

The main change was the increase in income from investments in related companies of Ch$ 5,730 million, i.e. 17.28% higher, from Ch$ 33,155 million to Ch$ 38,885 million.

Income Tax

The provision for income tax in 2005 is Ch$ 245 million higher than the year before, in line with the higher pre-tax income.

Net Income for the Year

Because of the various factors mentioned, the net income of Inversiones Aguas Metropolitanas S.A. for 2005 amounted to Ch$ 17,104 million, Ch$ 5,981 million more than in 2004.

STATEMENT OF DIRECT CASH FLOWS

Statement of cash flows	2005 Ch$ millions	2004 Ch$ millions	Change %
Operating activities	44,656	22,065	102.38
Financing activities	- 65,623	0	- 100.00
Investment activities	21,851	- 22,019	- 199.24
Net cash flow for the year	884	46	- 1,803.02
Closing balance of cash	1,441	597	141.32

At December 31, 2005, there was a positive change in cash flow from operating activities of Ch$ 22,591 million, compared to the previous year, the principal reason being the increase in dividends and other distributions received of Ch$ 22,006 million.

Dividends of Ch$ 40,426 million and capital distributions of Ch$ 25,197 million were paid in 2005, so the financing cash flow decreased by Ch$ 65,623 million. These payments were financed by flows received from the subsidiary Aguas Andinas and the capitalization of the restatement reserves.

The investment cash flow increased by Ch$ 43,869 million over 2004, mainly due to the increase in the collection of other loans to related companies of Ch$ 54,772 million, which was partially offset by the granting of other loans to related companies of Ch$ 10,903 million.

Difference between the book values and the economic value of the principal assets

The fixed assets are shown valued in accordance with generally accepted accounting principles and standards and the instructions issued by the Superintendency of Securities and Insurance. We therefore believe that there should not be significant differences between the economic or market value and the book value of the Company's assets and liabilities, except for investments in shares quoted on the stock market which are shown valued at their proportional equity value, which in some cases do differ significantly from their market value.

IAM

Santiago, February 27, 2006

Mr Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Santiago

Ref. Information Circular No.1368

Dear Sir,

We enclose the information requested at heading together with the detail of the fees paid to our external auditors at December 31, 2005.

Yours sincerely,

Giovano Suazo
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

CC

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago**

FEES PAID TO THE EXTERNAL AUDITORS

COMPANY REVISED:

NAME: Inversiones Aguas Metrpoolitanas S.A.
TAX NO.: 77.274.820-5
ADDRESS: Avda. El Golf 40, 13th floor, Las Condes
CITY: Santiago

EXTERNAL AUDITOR:

Name: Deloitte & Touche Sociedad de Auditores y Consultores Limitada
AUDITOR REGN. NO.: 27
PERIOD REVISED: December 31, 2005

FEES PAID		OWN
AUDIT FEES	Ch$	6,994,869
OTHER SERVICES	Ch$	-
DESCRIPTION OF WORK DONE:		
TOTAL FEES PAID	Ch$	6,994,869

DATE: February 24, 2006

NAME & SIGNATURE POF LEGAL REPRESENTATIVE:
Giovano Suazo Hormazábal

IAM

Santiago, February 28, 2006

Mr Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Santiago

Ref. Information Circular No.1696

Dear Sir,

We enclose the information requested at heading in the required format with the information related to the closing of the consolidated financial statements at December 31, 2005 of Inversiones Aguas Metropolitanas S.A.

Yours sincerely,

Giovano Suazo
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

cc

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago**

IAM

APPENDIX A

1.0 INSCRIPTION ON STOCK EXCHANGE

1.1 Inscribed in some Stock Exchange (YES/NO)	Yes
1.2 Stock exchanges inscribed in	Santiago Stock Exchange
	Chilean Electronic Exchange

2.0 CONTROLLER OF THE COMPANY

2.1 Company has a controller? (YES/NO)	Yes
2.2 Effective participation	56,6%

2.3 Detail of effective particiaption

Tax No.	Name	Percentage
77.329.730-4	Inversiones Aguas del Gran Santiago S.A.	56,60%

3.0 STATUTORY PROVISIONS

3.1 Company subject to provisions of Chapter XII of Lae 3,500 (YES/NO)	NO
3.2 Maximum permitted concentration according to bylaws	

4.0 COMPLIANCE WITH CONDITIONS ESTABLISHED IN CLAUSE 112 OF DECREEE LAW 3,500

4.1 Condition related to maximum concentration (YES/NO)	
4.2 Condition related to shareholdings of minority shareholders	

4.3 Condition related to dispersion of share ownership

4.3.1 Number of shareholders	
4.3.2 Percentage	

IAM

Santiago, March 1, 2006

Mr Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Santiago

Ref: Information Circular No.979

Dear Sir,

We enclose the information requested in the Circular at heading, with the information at the close of the unconsolidated and consolidated financial statements at December 31, 2005 of Inversiones Aguas Metropolitanas S.A.

Yours sincerely,

Giovano Suazo
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

cc

- Bolsa de Comercio de Santiago.-
- Bolsa Electrónica de Chile.-
- Bolsa de Corredores de Valparaíso.-
- Comisión Clasificadora de Riesgo.-
- Feller & Rate, Clasificadora de Riesgo.-
- Humphreys, Clasificadora de Riesgo.-
- Banco Santander Santiago

Deloitte

January 30, 2006

Inversiones Aguas Metropolitanas S.A. (ex Inversiones Aguas Metropolitanas Ltda.)
Santiago

Dear Sir,

As required by Circular 979 of the Superintendency of Securities and Insurance, we have applied certain procedures to the accounting records of the Company and its Subsidiaries inscribed with that Superintendency in order to determine whether there has been compliance during the year ended December 31, 2005 with the provisions of the joint circular of the Superintendency of Securities and Insurance and Superintendency of Banks and Financial Institutions No.960 of August 14, 1990. The procedures were applied are summarized in Appendix A.

The qualification of legality of a particular transaction corresponds in the last instance to the courts of justice and thus escapes from the area of professional competence of the independent auditors.

As a result of applying these procedures and considering that the credit transactions related directly with the business of the Company and its Subsidiaries, with their personnel and their related companies do not affect the provisions of the General Banking Law and the Securities Market Law, nothing came to our attention that led us to suppose that Inversiones Aguas Metropolitanas S.A. and its Subsidiaries inscribed with that Superintendency have carried out transactions that could be considered banking business or securities trading, as referred to in that joint Circular No.960.

This report relates exclusively to Inversiones Aguas Metropolitanas S.A. and its Subsidiaries inscribed with the Superintendency of Securities and Insurance and is issued only for the information and use of your board of directors.

Sincerely,

(Deloitte)

Deloitte

January 30, 2006

Inversiones Aguas Metropolitanas S.A. (ex Inversiones Aguas Metropolitanas Ltda.)
Santiago

Dear Sir,

As required by Circular 979 of the Superintendency of Securities and Insurance, we have applied certain procedures to the accounting records of the Company in order to determine whether there has been compliance during the year ended December 31, 2005 with the provisions of the joint circular of the Superintendency of Securities and Insurance and Superintendency of Banks and Financial Institutions No.960 of August 14, 1990. The procedures were applied are summarized in Appendix A.

The qualification of legality of a particular transaction corresponds in the last instance to the courts of justice and thus escapes from the area of professional competence of the independent auditors.

As a result of applying these procedures and considering that the credit transactions related directly with the business of the Company, with their personnel and their related companies do not affect the provisions of the General Banking Law and the Securities Market Law, nothing came to our attention that led us to suppose that Inversiones Aguas Metropolitanas S.A. has carried out transactions that could be considered banking business or securities trading, as referred to in that joint Circular No.960.

This report relates exclusively to Inversiones Aguas Metropolitanas S.A. and is issued only for the information and use of your board of directors.

Sincerely,

(Deloitte)

INVERSIONES AGUAS METROPOLITANAS S.A.

BALANCE SHEETS AT MARCH 31, 2006 AND 2005
(Thousands of pesos)

	2006 ThCh$	2005 ThCh$
ASSETS		
CURRENT:		
Cash & banks	21.761	68.462
Time deposits	689.740	-
Marketable securities	738.903	128.221
Sundry debtors (net)	-	2.028
Notes & accounts receivable related companies	1.275.431	23.067.502
Recoverable taxes	91.343	194.655
Prepaid expenses	66.617	98.264
Other current assets	-	702.502
Total current assets	2.883.795	24.261.634
FIXED:		
Machinery & equipment	12.400	3.819
Accumulated depreciation (less)	(3.735)	(3.759)
Total fixed assets	8.665	60
OTHER ASSETS:		
Investments in related companies	209.654.062	213.814.438
Goodwill	289.418.875	310.791.098
Total other assets	499.072.937	524.605.536
TOTAL ASSETS	501.965.397	548.867.230

The accompanying Notes form an integral part of these financial statements

	2006 ThCh$	2005 ThCh$
LIABILITIES & SHAREHOLDERS' EQUITY		
CURRENT:		
Accounts payable	1.024	-
Sundry creditors	51.337	71.721
Notes & accounts payable related companies	1.501.171	1.126.125
Provisions	24.993	42.076
Withholdings	56.235	298.126
Income tax	191.399	-
Deferred taxes	39.163	39.332
Other current liabilities	4.665	15.656
Total current liabilities	1.869.987	1.593.036
LONG TERM:		
Deferred taxes	140.137	153.451
Total long-term liabilities	140.137	153.451
SHAREHOLDERS' EQUITY:		
Paid capital	485.871.812	493.598.461
Capital restatement reserve	(1.457.615)	15.828.525
Retained earnings	15.541.076	37.693.757
Accumulated earnings	6.241.608	29.520.349
Net income for period	9.299.468	8.173.408
Total Shareholders' Equity	499.955.273	547.120.743
Total Liabilities & Shareholders' Equity	501.965.397	548.867.230

INVERSIONES AGUAS METROPOLITANAS S.A.

STATEMENTS OF I9NCOME
FOR LOS PERIODS ENDED MARCH 31, 2006 AND 2005
(Thousands of pesos)

	2006 ThCh$	**2005** ThCh$
REVENUES	1.125.023	1.170.017
OPERATING EXPENSES	(1.027.110)	(1.067.551)
OPERATING MARGIN	97.913	102.466
ADMINISTRATIVE & SELLING EXPENSES	(73.108)	(43.247)
OPERATING INCOME	24.805	59.219
NON-OPERATING RESULT		
Financial income	11.262	3.904
Eqwuity in income of related companies	14.627.791	13.306.181
Amortization of goodwill (less)	(5.359.609)	(5.358.468)
Financial expenses (less)	(3.026)	(499)
Other non-operating expenses (less)	(3.230)	(10.409)
Price-level restatements	2.576	180.916
Exchange differences	3.105	656
Non-operating result	9.278.869	8.122.281
INCOME BEFORE INCOME TAX	9.303.674	8.181.500
INCOME TAX	(4.206)	(8.092)
NET INCOME FOR PERIOD	9.299.468	8.173.408

The accompanying Notes form an integral part of these financial statements

INVERSIONES AGUAS METROPOLITANAS S.A.

STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2006 AND 2005
(Thousands of pesos)

	2006 ThCh$	2005 ThCh$
NET CASH FLOW FROM OPERATING ACTIVITIES:		
Collection of trade receivables	1.257.642	1.292.729
Financial income received	29.037	4.905
Other income received	22.362	165.415
Payments to suppliers & personnel	(1.093.303)	(1.039.298)
Interest paid	(807)	(48)
Other expenses paid	(57.168)	(4.769)
Value Added Tax & similar payments	(139.640)	(120.488)
Net cash flow from operating activities	**18.123**	**298.446**
NAT CASH FLOW FROM INVESTMENT ACTIVITIES:		
Acquisition of fixed assets	(8.665)	-
Net cash flow from investment activities	(8.665)	-
NET TOTAL POSITIVE CASH FLOW FOR PERIOD	**9.458**	**298.446**
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	**4.314**	**5.543**
NET CHANGE IN CASH & CASH EQUIVALENTS	**13.772**	**303.989**
INITIAL BALANCE OF CASH & CASH EQUIVALENTS	**1.436.632**	**595.196**
CLOSING BALANCE OF CASH & CASH EQUIVALENTS	**1.450.404**	**899.185**

INVERSIONES AGUAS METROPOLITANAS S.A.

STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2006 AND 2005
(Thousands of pesos)

	2006 ThCh$	2005 ThCh$
RECONCILIATION OF NET CASH FLOW FROM OPERATING ACTIVITIES AND NET INCOME FOR PERIOD:		
Net income for period	9.299.468	8.173.408
Charges (credits) to income not representing cash flows:	(9.336.442)	(8.129.688)
Depreciation for the period	-	60
Write-offs & provisions	(62.579)	(463)
Accrued income on investments in related companies (less)	(14.627.791)	(13.306.181)
Amortization of goodwill	5.359.609	5.358.468
Price-level restatements, net	(2.576)	(180.916)
Exchange differences, net	(3.105)	(656)
Changes in assets affecting cash flow (increases) decreases:	43.249	31.604
Other assets	43.249	31.604
Changes in liabilities affecting cash flow - increases (decreases):	11.848	223.122
Accounts payable related to operating income	(5.823)	201.953
Income tax payable	5.046	-
Value added tax & similar payables	12.625	21.169
NET POSITIVE CASH FLOW FROM OPERATING ACTIVITIES	18.123	298.446

The accompanying Notes form an integral part of these financial statements

INVERSIONES AGUAS METROPOLITANAS S.A.

NOTES TO THE FINANCIAL STATEMENTS
(in thousands of Chilean pesos)

1. INSCRIPTION IN THE SECURITIES REGISTER

The Company is inscribed in the Securities Register of the Superintendency of Securities and Insurance with the number 912 and is subject to the regulatory authority of that Superintendency.

2. ACCOUNTING PRINCIPLES APPLIED

a) Accounting period

These unconsolidated financial statements relate to the periods from January 1 to March 31, 2006 and 2005 respectively.

b) Preparation

The unconsolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, except for investments in subsidiaries which are shown on just one line in the balance sheet at their proportional equity value and have not therefore been consolidated line-by-line. This treatment does not modify the net income for the period or the equity.

In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail for the Company and its subsidiaries.

These financial statements have been issued only for the purpose of making an individual analysis of the Company and should therefore be read together with the consolidated financial statements which are required by accounting principles generally accepted in Chile.

c) Presentation

For comparison purposes, the financial statements at March 31, 2005 and their respective notes have been restated off the books by 4.1%. This percentage corresponds to the variation in the Consumer Price Index during the last twelve months, with a one-month time lag.

d) Price-level restatements

The financial statements have been restated through the application of the monetary correction rules in accordance with accounting principles generally accepted in Chile in order to reflect variations in

the purchasing power of the currency in the periods between January 1 and March 31, 2006 and 2005, amounting to -0.3% and -0.8% respectively, with a one-month time lag. The income statement accounts have also been restated to show them at period-end values.

e) Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each period end, at the following rates:

	2006 Ch$	**2005** Ch$
Unidad de Fomento	17,915.66	17,198.78
United States dollar	526.18	585.93
Euro	637.56	759.57

f) Marketable securities

Marketable securities reflect investments in mutual fund quotas made by the companies, shown at their redemption value as at the close of the financial statements.

g) Securities acquired under resale agreements

Acquisitions of securities under resale agreements are shown as investments in fixed-income instruments under the heading Other current assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

h) Fixed assets

Fixed assets are shown at their restated cost.

i) Depreciation of fixed assets

Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives assigned to the respective assets.

j) Investments in related companies

Investments in related companies with the capacity to exercise a significant influence over the subject company are shown at their proportional equity value, calculated on the basis of their respective financial statements at March 31, 2006 and 2005. The participation in the results for each period is shown on an accrued basis.

k) Goodwill

Goodwill represents the excess paid over the proportional equity value on the purchase of these investments at the time of purchase. This goodwill is being amortized over a maximum period of 20

years from the date of acquisition because it is estimated that the investment will be recovered over this period.

l) Other assets

These include the costs related to technical assistance provided by Ondea Services Chile S.A. and AGBAR Chile S.A. to the Company in the presentation of a contract for the provision of management and operating systems and procedures. These are being amortized over 5 years, being the term, of the contact.

m) Income tax and deferred taxes

The Company has provided for income tax on the basis of its taxable income determined in accordance with the provisions of the Income Tax Law. In accordance with Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes resulting from timing differences, tax losses that imply a tax benefit and other events that create differences between the financial and tax treatment.

n) Derivative contracts

The Company has signed currency hedging contracts with financial institutions. These contracts were defined as cover for existing items and have been contracted and assigned as instruments for hedging the exchange rate. They are shown in accordance with Technical Bulletin No.57 of the Chilean Institute of Accountants.

o) Sales

The Company's sales relate to technological support and are shown on an accrued basis.

p) Statement of cash flows

The Company considers as cash and cash equivalents its balances held in unrestricted bank local and foreign currency checking accounts and the short-term investments it makes as part of its normal cash management and whose redemption will take place within 90 days from the date the investment and that have no risk of significant loss at the time of redemption. Cash flows from operating activities include the income and expenses that are treated as non-operating in the Statement of Income.

3. ACCOUNTING CHANGES

The accounting principles and criteria described in Note 2 were applied uniformly during the 2006 and 2005 periods.

4. MARKETABLE SECURITIES

The detail of these securities at March 31, 2006 and 2005 is as follows:

Instrument	Book Value 2006 ThCh$	Book Value 2005 ThCh$
Mutual fund quotas	738.903	128.221
Total Marketable Securities	738.903	128.221

5. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transaction with subsidiaries

Notes and accounts receivable

In December 2001, following a public tender made by Aguas Andinas, this company signed a technical services contract with Inversiones Aguas Metropolitanas S.A. whereby Inversiones Aguas Metropolitanas S.A. provides technical assistance in the areas of urban water-cycle management, commercial, strategic, information technology, hydrology, hydraulics and engineering management. The contract is denominated in U.F. and has a term of 5 years with monthly invoicing in line with the services provided.

Notes and accounts payable

There is a rental agreement in Unidades de Fomento with Aguas Andinas S.A. for the use of its premises, payable at 30 days.

Transactions with related companies

Notes and accounts receivable

The accounts receivable from Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A. relate to trading accounts, without interest and indexed as from January 1, 2005.

Notes and accounts payable

There is a contract signed in 2001 in euros with Sociedad General Aguas de Barcelona S.A. and Suez Lyonnaise des Eaux which has a term of 5 years with monthly invoicing and payments at 63 days.

Tax No.	Company	Short term 2006 ThCh$	Short term 2005 ThCh$
77.329.730-4	Inversiones Aguas del Gran Santiago S.A.	-	10.829.796
96.885.200-0	Ondeo Services Chile S.A.	-	10.829.795
61.808.000-5	Aguas Andinas S.A	1.275.431	1.407.911
	Total	1.275.431	23.067.502

Tax No.	Company	Short Term 2006 ThCh$	Short Term 2005 ThCh$
96.885.200-0	Ondeo Services Chile S.A.	380.335	225.225
00.000.001-9	Soc. Gral. Agua de Barcelona S.A.	1.118.679	900.900
61.808.000-5	Aguas Andinas S.A.	2.157	-
	Total	1.501.171	1.126.125

Company	Tax No.	Relationship	Transaction	2006 Amount ThCh$	2006 Effect on results (charge)/credit ThCh$	2005 Amount ThCh$	2005 Effect on results (charge)/credit ThCh$
Soc. Gral. Aguas de Barcelona S.A.	00.000.001-9	Related	Advisory service received	821.906	(821.906)	854.041	(854.041)
Suez Lyonnaise des Eaux	00.000.001-9	Related	Advisory services received	205.476	(205.476)	213.510	(213.510)
Aguas Andinas S.A.	61.808.000-5	Subsidiary	Advisory services provide	1.125.324	1.125.324	1.171.566	1.171.566

6. DEFERRED TAXES AND INCOME TAX

Taxable income and other concepts at March 31, 2006 and 2005 are as follows:

	2006 ThCh$	2005 ThCh$
a. Taxable income	44.382	67.227
b. Balance taxed earnings	98.102	20.854.785
c. 15% tax credit for shareholders	-	108.258
16.5% tax credit for shareholders	-	28.874.399
17% tax credit for shareholders	18.453	977.435.959

The detail of deferred taxes and income tax at June 30 each year us the following:

	Deferred Taxes							
	2006				2005			
	Assets		Liabilities		Assets		Liabilities	
	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$
Timing differences								
Provision for vacations	876	-	-	-	699	-	-	-
Investment expenses related companies	-	-	40.039	140.137	-	-	40.031	153.451
Total	876	-	40.039	140.137	699	-	40.031	153.451

	2006 ThCh$	2005 ThCh$
Current tax charge (provision for tax)	(7.545)	(11.428)
Effect on assets or liabilities of defefrred taxes for period	3.339	3.336
Total	(4.206)	(8.092)

7. INVESTMENTS IN RELATED COMPANIES

During August 2005, the whole of the Company's 60% shareholding in Aguas Industriales del Norte S.A. was sold to the related company Inversiones Aguas del Gran Santiago S.A. for ThCh$213.

The detail of investments in related companies at March 31, 2006 and 2005 is as follows:

	Participación		Patrimonio de la Sociedad		Valor patrimonial proporcional		Resultado devengado en inversión	
	2006 %	2005 %	2006 M$	2005 M$	2006 M$	2005 M$	2006 M$	2005 M$
Aguas Andinas S.A.	50,10234	51,20200	377.070.721	372.305.530	188.921.255	190.627.877	23.298.123	20.851.705
Aguas Industriales del Norte S.A.	-	60,00000	-	368	-	221	-	(21)
Total inversiones			377.070.721	372.305.898	188.921.255	190.628.098	23.298.123	20.851.684

8. GOODWILL AND NEGATIVE GOODWILL

At March 31, 2006 and 2005, the balances of this account represent the difference at the time of purchase between the amount paid and the proportional equity value of the acquired company, and are as follows:

		2006		2005	
Tax No.	Company	Amount amortized in period	Balance goodwill	Amount amortized in period	Balance goodwill
61.808.000-5	Aguas Andinas S.A.	5.359.609	289.418.875	5.358.468	310.791.098
	Total	5.359.609	289.418.875	5.358.468	310.791.098

9. PROVISIONS AND WRITE-OFFS

The detail of provisions at March 31, 2006 and 2005 is as follows:

	2006 ThCh$	2005 ThCh$
Accrued vacations	5.168	2.115
Services accrued	18.605	13.379
Other personnel benefits	-	25.702
Others	1.220	880
Total Provisions	24.993	42.076

10. CHANGES IN SHAREHOLDERS' EQUITY

The changes in the equity of the Company during 2006 and 2005 are as follows:

	2006					2005				
	Paid capital ThCh$	Reserve Rev. Capital ThCh$	Accumulated earnings ThCh$	Interim dividends ThCh$	Result for period ThCh$	Paid capital ThCh$	Reserve Rev. Capital ThCh$	Accumulated earnings ThCh$	Interim dividends ThCh$	Result for period ThCh$
Initial balance	485.871.812	-	285.884	(11.129.475)	17.103.981	474.157.984	19.151.592	17.850.183	-	10.736.192
Distribution prior year's result	-	-	5.974.506	11.129.475	(17.103.981)	-	-	10.736.192	-	(10.736.192)
Final dividend previous year	-	-	-	-	-	-	-	-	-	-
Capitalization reserves &/or profits						-	-			
Capital reduction	-					-				
Restatement of capital	-	(1.457.615)	(18.782)	-	-	-	(3.946.477)	(228.691)	-	-
Net income for period	-	-	-	-	9.299.468	-	-	-	-	7.851.497
Closing balance	485.871.812	(1.457.615)	6.241.608	-	9.299.468	474.157.984	15.205.115	28.357.684	-	7.851.497
Restated balances						493.598.461	15.828.525	29.520.349	-	8.173.408

Series	Number subscribed shares	Number paid shares	Numberúmero shares with voting rights
Sole	1.000.000.000	1.000.000.000	1.000.000.000

Series	Subscribed capital	Paid capital
Sole	485.871.812	485.871.812

11. OTHER NON-OPERATING INCOME AND EXPENSES

The detail of other non-operating income and expenses at March 31, 2006 and 2005 is as follows:

Other non-operating expenses

	2006 ThCh$	2005 ThCh$
Exchange difference forward contract	3.230	5.979
Other expenses	-	4.430
Total	3.230	10.409

12. PRICE-LEVEL RESTATEMENTS

The detail of price-level restatements credited (charged) to income is the following:

	Adjustment index	2006 ThCh$	2005 ThCh$
Assets (charges)/credits			
Fixed assets	IPC	-	(1)
Investments in related companies	IPC	(586.839)	(1.617.002)
Goodwill	IPC	(886.997)	(2.549.593)
Other monetary assets	IPC	(536)	(506)
Expense & cost accounts	IPC	(304)	(1.496)
Total (charges) credits		(1.474.676)	(4.168.598)
Liabilities (charges)/credits			
Shareholders' equity	IPC	1.476.397	4.346.350
Non-monetary liabilities	IPC	554	1.586
Expense accounts	IPC	301	1.578
Total (charges) credits		1.477.252	4.349.514
Gain fronm price-level restatements		2.576	180.916

13. EXCHANGE DIFFERENCES

Exchange differences during the periods ended March 31, 2006 and 2005 were as follows:

	Currency	Amount 2006 ThCh$	Amount 2005 ThCh$
Assets (charges)/credits			
Cash & banks	Dólar	3.105	656
Total (Charges) Credits		3.105	656
Gain from exchange differences		3.105	656

14. STATEMENT OF CASH FLOWS

In the statement of cash flows, cash equivalents consist of financial investments, including marketable securities and securities acquired under resale agreements, all maturing within 90 days. The detail of the balance of cash and cash equivalents is as follows:

The Company has no committed cash flows at March 31, 2006 and 2005.

	2006 ThCh$	2005 ThCh$
Cash & banks	21.761	68.462
Time deposits	689.740	-
Marketable securities	738.903	128.221
Other current assets	-	702.502
Balance of cash & cash equivalents	1.450.404	899.185

DERIVATIVE CONTRACTS

At March 31, 2006, the Company has derivative contracts with financial institutions to hedge exchange risks as per the following detail, valued according to the criteria described in Note 2 n):

				Description of Contract					Accounts affected			
Tipo de derivado	Tipo de contrato	Contract value	Term or expiry date	Specific Item	Purchase / sale	Entry or transaction hedged		Value of item hedged	Asset / Liability		Effect on Result	
						Name	Amount		Name	Amount	Realized	Unrealized
FR	CCPE	52.305	II Quarter 2006	Exchange rate	P	Notes payable related companies	51.810	52.220	Assets for forward	54	(54)	-
FR	CCPE	224.913	II Quarter 2006	Exchange rate	P	Notes payable related companies	######	224.444	Assets for forward	530	(530)	-

16. CONTINGENCIES AND RESTRICTIONS

At March 31, 2006 and 2005, the company has granted a performance bond of Banco Santander in favour of its subsidiary Aguas Andinas S.A. for the sum of ThCh$84,721 and ThCh$84,666 respectively, to guarantee the conditions of contracted services.

Creditor	Debtor		Type of guarantee	Balance outstanding at close of financial statements	
	Name	Relationship		2006 ThCh$	2005 ThCh$
Aguas Andinas S.A.	Inversiones Aguas Metropolitanas S.A.	Subsidiar	Performance Bond	84.721	84.666

17. GUARANTEES RECEIVED FROM THIRD PARTIES

Inversiones Aguas Metropolitanas S.A. has received no guarantees from third parties.

18. LOCAL AND FOREIGN CURRENCIES

The Company has the following assets and liabilities in local and foreign currencies at March 31, 2006 and 2005.

	Currency	Amount 2006 ThCh$	2005 ThCh$
Current assets			
Cash & banks	Non-indexed Ch$	16.493	62.654
Cash & banks	Dollar	5.268	5.808
Time deposits	Indexed Ch$	689.740	-
Marketable securities	Non-indexed Ch$	389.375	-
Marketable securities	Euro	349.528	128.221
Sundry debtors	Non-indexed Ch$	-	2.028
Notes & accounts receivable related conpanies	Non-indexed Ch$	1.275.431	23.067.502
Recoverable taxes	Indexed Ch$	91.343	194.655
Prepaid expenses	Indexed Ch$	66.617	98.264
Other current assets	Non-indexed Ch$	-	702.502
Fixed assets			
Fixed assets, net	Indexed Ch$	8.665	60
Other assets			
Investments related companies	Indexed Ch$	209.654.062	213.814.438
Goodwill	Indexed Ch$	289.418.875	310.791.098
Total assets			
	Non-indexed Ch$	1.681.299	23.834.686
	Dollar	5.268	5.808
	Euro	349.528	128.221
	Indexed Ch$	499.929.302	524.898.515

Current liabilities

	Currency	Up to 90 days				90 days to 1 year			
		2006		2005		2006		2005	
		Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %
Accounts payable	Non-indexed Ch!	1.024		-		-		-	
Sundry creditors	Non-indexed Ch!	-		-		51.337		71.721	
Notes & accounts payable related companies	Euro	1.499.014		1.126.125		-		-	
Notes & accounts payable related companies	Indexed Ch$	2.157		-		-		-	
Provisions	Non-indexed Ch!	24.993		42.076		-		-	
Withholdings	Non-indexed Ch!	56.235		298.126		-		-	
Income tax	Non-indexed Ch!	-		-		191.399		-	
Deferred taxes	Indexed Ch$	-		-		39.163		39.332	
Other current liabilities	Non-indexed Ch!	4.665		15.656		-		-	
Total current liabilities	Non-indexed Ch!	86.917		355.858		242.736		71.721	
	Euro	1.499.014		1.126.125		-		-	
	Indexed Ch$	2.157		-		39.163		39.332	

Long-term liabilities at 31-03-2006

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %
Deferred taxes	Indexed Ch$	32.973		21.982		54.956		30.226	
Total long-term liabilities	Indexed Ch$	32.973		21.982		54.956		30.226	

Long-term liabilities at 31-03-2005

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %
Deferred taxes	Indexed Ch$	33.480		22.320		55.800		41.851	
Total long-term liabilities	Indexed Ch$	33.480		22.320		55.800		41.851	

19. SANCTIONS

At March 31, 2006 and 2005 no sanctions have been made on the Company or its managers by the Superintendency of Securities and Insurance or any other administrative authority.

20. SUBSEQUENT EVENTS

The Company's board, at its meeting held on April 4 in Barcelona, Spain, agreed the following:

1.Authorize the sale of 67,308,616 Series A shares of Aguas Andinas S.A., equivalent to 1.1% of that company's subscribed and paid shares, at a minimum price of Ch$182. Following this transaction, the shareholding of Inversiones Aguas Metropolitanas S.A. in Aguas Andinas S.A. will reduce by 1.1%, but maintaining its control with a 50.102% shareholding, i.e. 3,065,744,510 Series A shares.

2.Modify the board agreement of March 22 in order to submit for the approval of the extraordinary shareholders meeting called for April 27, 2006, a proposal to reduce the capital by up to ThCh$33,609,900 by amending the bylaws and a payment in cash to shareholders pro rata to their shareholdings.

The management of the Company is unaware of any other subsequent events at the time of the issue of these financial statements that might significantly affect the financial position and/or results of the Company at March 31, 2006.

21. THE ENVIRONMENT

Inversiones Aguas Metropolitanas S.A. has no projects for improving the environment during the periods to March 31, 2006 and 2005.

MATERIAL INFORMATION

At its meeting held on February 28, the board of the Company unanimously agreed the following:
1) To cancel the calling of the extraordinary shareholders meeting agreed at the board meeting held on December 14, 2005, and which should have been held next March 8, in order to renew the interim board of the company. The agreement to call the meeting was reported to the Superintendency on December 14, 2005 and the corresponding notices were published in the *Diario Financiero* on February 17, 20 and 21, 2006.

2) To call the ordinary shareholders meeting for April 27, 2006 at 11 a.m. at Avda. Presidente Balmaceda 1398, 10th floor, Santiago. The agenda for the ordinary meeting will be the following:
a. Examination of the position of the company and the reports of the external auditors and the approval or rejection of the annual report, balance sheet and the financial statements and demonstrations presented by the management;
b. The distribution of the net income for the year and distribution of dividends;
c. The revocation of the interim board and election of all its titular and alternate members;
d. The appointment of the external auditors and credit-rating agencies, and
e. In general, any matter of corporate interest that is not reserved for the consideration of an extraordinary shareholders meeting.

3) To call an extraordinary shareholders meeting for April 27, 2006 to be held immediately following the close of the ordinary meeting referred to above, at Avda. Presidente Balmaceda 1398 10th floor, Santiago, in order to consider the proposal of the board to reduce the capital of the Company in the amount and at the time the meeting shall decide.

At a board meeting held on March 22, 2006, the following was unanimously agreed:
a) To submit for the approval of the ordinary shareholders meeting to be held on April 27, 2006, among other matters, the board's proposal to distribute a final dividend of ThCh$5,974,400, equivalent to Ch$5.9744 per share, proposing May 29, 2006 as the payment date.
b) To submit to the consideration of the extraordinary shareholders meeting to be held on April 27, 2006, the board's proposal to reduce the capital of the Company by ThCh$21,959,900, and to distribute this to shareholders pro rata to their shareholdings as a charge to the proposed capital reduction, corresponding to Ch$21.9599 per share. It was also agreed to propose to authorize the board to set the date for this payment, which may be no later than June 30, 2006

3. The SVS was informed in April 5, 2006 that:
An extraordinary board meeting of the Company held in Barcelona, Spain on April 4 resolved the following:
a.To authorize the sale of 67,308,616 Series A shares in Aguas Andinas S.A., equivalent to 1.1% of the total subscribed and paid shares of that company, at a minimum price of Ch$182 per share. Following this transaction, the shareholding of Inversiones Aguas Metropolitanas S.A. in Aguas Andinas S.A. will reduce by 1.1%, but retaining control of that company with a holding of 50.102% of the capital, i.e. 3,065,744,510 Series A shares.
b.To amend the board resolution adopted on March 22, 2006, in order to submit for the consideration of the extraordinary shareholders' meeting called for next April 27 a proposal to reduce the capital by up to ThCh$ 33,609,900 through the corresponding amendment of the bylaws and payment in cash to shareholders pro rata to their holdings in the corporate capital.

4. The SVS was informed of the following on April 27, 2006:
a) The following resolutions, among others, were adopted at the ordinary shareholders meeting held on April 27, 2006:
- Distribute all the net income obtained by the company in 2005, amounting to Ch$17,103,980,871. As agreed by the board at the time, on September 27, 2005 an interim dividend was paid for a restated amount at December 31, 2005 of Ch$11,129,475,000, equivalent to 65.07% of the net income for the year, corresponding at that date to a dividend of Ch$10.965 per share.
Having distributed that interim dividend, the total earnings for distribution amount to Ch$ 5,974,400,000. The difference resulting from the calculation of dividends payable will be assigned to retained earnings. This means that the company's dividend No.2 will amount to Ch$ 5.9744 per share payable from May 29, 2006.

- The board of directors was revoked and the following members were elected for a full statutory period:

DIRECTORS	ALTERNATE DIRECTORS
Ángel Simón Grimaldos	Josep Bagué Prats
Alfredo Noman Serrano	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	Albert Martínez Lacambra
Herman Chadwick Piñera	Ignacio Guerrero Gutierrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

The first four of these directors were elected with the votes of the controller and the other three with the votes of minority shareholders.

b).The following resolutions were adopted at the extraordinary shareholders meeting held on April 27, 2006:

a) To reduce the company's capital, amending the fifth and first transitory clauses according to the texts approved by the shareholders.
b) Distribute to shareholders pro rata to their shares the sum of Ch$33,609,900,000 with respect to the capital reduction, resulting in the payment of Ch$ 33.6099 per share, in accordance with the mechanism approved by the meeting.
c) Authorize the board to determine the date that the approved capital reduction is paid, after completing all the legal formalities, but no later than December 31, 2006.

5. The SVS was informed of the following on May 29, 2006:

At its meeting held on May 29, 2006, the board of the Company unanimously agreed the following:

a) Change of the chief executive officer: Giovano Suazo Hormazábal ceases in that position and is replaced by Albert Martínez Lacambra.
b) Albert Martínez resigns as an alternate director of the Company.
c) The board of directors is composed of the following members:

DIRECTORS	ALTERNATE DIRECTORS
Ángel Simón Grimaldos (Chairman)	Josep Bagué Prats
Alfredo Noman Serrano (Vice Chairman)	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	
Herman Chadwick Piñera	Ignacio Guerrero Gutierrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

f) The directors' committee was constituted, comprising the following members:

DIRECTORS	ALTERNATE DIRECTORS
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Alfredo Noman Serrano (Vice Chairman)	Fernando Rayón Martín

g) The capital reduction agreed by the extraordinary shareholders' meeting held on April 27, 2006 will be paid on June 15, 2006.

Consolidated Balance Sheets

at March 31, 2006 and 2005

ASSETS	2006 ThCh$	2005 ThCh$
CURRENT:		
Cash & banks	359.273	424.031
Time deposits	28.551.625	68.913.852
Marketable securities (net)	3.260.068	799.466
Trade accounts receivable (net)	37.116.417	33.580.682
Notes receivable (net)	1.920.700	1.041.748
Sundry debtors (net)	514.091	1.183.996
Notes & accounts receivable related companies	23.601	21.678.568
Inventories (net)	909.824	1.339.044
Recoverable taxes	501.976	2.814.649
Prepaid expenses	357.935	463.917
Deferred taxes	909.596	336.395
Other current assets	1.300.551	3.297.049
Total current assets	**75.725.657**	**135.873.397**
FIXED:		
Land	33.280.320	33.031.004
Buildings & infrastructure	962.573.244	953.125.092
Machinery & equipment	113.198.154	108.634.667
Other fixed assets	19.999.443	18.962.440
Incremental value technical appraisal fixed assets	4.807.057	4.850.975
Accumulated depreciation	(546.764.110)	(527.493.752)
Total fixed assets	**587.094.108**	**591.110.426**
OTHER ASSETS		
Investment in related companies	-	-
Goodwill	346.274.120	371.589.119
Negative goodwill	(1.059)	(1.126)
Long-term debtors	8.340.495	10.654.482
Intangible assets	42.438.282	41.413.083
Amortization	(6.676.375)	(5.612.327)
Others	13.921.772	10.255.783
Total other assets	**404.297.235**	**428.299.014**
TOTAL ASSETS	**1.067.117.000**	**1.155.282.837**

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements

Consolidated Balance Sheets

at March 31, 2006 and 2005

LIABILITIES	2006 ThCh$	2005 ThCh$
CURRENT:		
Borrowings from banks & financial institutions at long term - current portion	7.718.685	1.353.478
Bonds payable - current portion	14.563.257	35.902.222
Accounts payable	13.514.591	14.724.705
Notes payable	659.784	5.059.676
Sundry creditors	1.332.315	1.366.826
Notes & accounts payable related companies	3.153.566	9.698.095
Provisions	12.783.591	12.241.229
Withholdings	7.330.314	7.600.593
Income tax	3.166.425	1.299.325
Unearned incomes	1.276.954	1.400.648
Other current liabilities	4.665	15.655
Total current liabilities	**65.504.147**	**90.662.452**
LONG TERM:		
Borrowings from banks & financial institutions	62.166.667	71.098.667
Bonds payable	199.162.414	204.755.370
Notes payable	26.577.134	24.711.970
Sundry creditors	1.588.087	2.110.911
Provisions	7.869.199	6.786.281
Deferred taxes	3.815.235	3.182.980
Other long-term liabilities	667.270	1.074.474
Total long-term liabilities	**301.846.006**	**313.720.653**
MINORITY INTEREST	**199.811.574**	**203.778.989**
SHAREHOLDERS' EQUITY		
Paid capital	485.871.812	493.598.461
Reserve restatement of capital	(1.457.615)	15.828.525
Share premium	-	-
Reserve future dividends	-	-
Accumulated earnings	6.241.608	29.520.349
Net income for period	9.299.468	8.173.408
Interim dividends	-	-
Total shareholders' equity	**499.955.273**	**547.120.743**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**1.067.117.000**	**1.155.282.837**

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements

Consolidated Statements of Income

for the periods ended March 31

	2006 ThCh$	2005 ThCh$
OPERATING INCOME		
Sales	64.079.458	62.160.354
Cost of sales	(20.197.285)	(19.698.777)
Operating margin	**43.882.173**	**42.461.577**
Administrative & selling expenses	(6.339.997)	(6.977.660)
Operating income	**37.542.176**	**35.483.917**
NON-OPERATING RESULT		
Financial income	1.414.743	1.490.821
Equity in income of related companies	-	-
Other non-operaing income	1.052.673	874.411
Equity in losses of related companies	-	-
Amortization of goodwill	(6.348.840)	(6.347.473)
Financial expenses	(3.757.518)	(4.214.140)
Other non-operating expenses	(121.680)	(68.717)
Price-level restatements	(64.410)	(231.862)
Exchange differences	(580)	(3.149)
Non-operating results	**(7.825.612)**	**(8.500.109)**
Income before income tax & extraordinary items	29.716.564	26.983.808
Income tax	(6.476.056)	(6.128.817)
Income before minority interest	23.240.508	20.854.991
Minority interest	(13.941.057)	(12.681.600)
Net income	9.299.451	8.173.391
Amortization negative goodwill	17	17
NET INCOME FOR THE PERIOD	**9.299.468**	**8.173.408**

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

for the periods ended March 31

	2006 ThCh$	2005 ThCh$
NAT CASH FLOW FROM OPERATING ACTIVITIES:		
Collection of trade accounts receivable	75.734.372	73.434.615
Financial income received	310.346	466.768
Other income received	471.755	580.300
Payments to suppliers & personnel	(23.925.560)	(24.335.347)
Interest paid	(1.154.736)	(1.727.708)
Income tax paid	(4.427.011)	(4.979.405)
Other expenses paid	(195.989)	(124.898)
V.A.T. & other similar payments	(8.207.077)	(7.602.018)
Total net cash flow from operating activities	**38.606.100**	**35.712.307**
NET CASH FLOW FROM FINANCING ACTIVITIES :		
Loans drawn	-	-
Bonds placed	4.343.323	-
Other sources of finance	4.320.543	4.343.915
Payment of dividends	-	-
Capital distributions	-	-
Repayment of loans	(20.135.123)	-
Payment of bond obligations	(4.653.392)	(1.220.645)
Payment of bond issue & placement costs	(343.711)	-
Other financing disbursements	(3.139.216)	(2.588.299)
Total net cash flow from financing activities	**(19.607.576)**	**534.971**
NET CASH FLOW FROM INVESTMENT ACTIVITIES :		
Sales of fixed assets	13.675	12.039
Sales of other investments	-	-
Collection of other loans to related companies	-	-
Other investment income	-	
Acquisition of fixed assets	(10.839.686)	(5.345.045)
Payment of capitalized interest	-	-
Permanent investments	(3.640)	-
Other loans to related companies	-	-
Investments in financial instruments	-	-
Other investment disbursements	(20.232)	(489.401)
Total net cash flow from investment activities	**(10.849.883)**	**(5.822.407)**
TOTAL NET CASH FLOW FOR THE PERIOD	**8.148.641**	**30.424.871**
Effect of inflation on cash & cash equivalents	80.063	379.719
Net change in cash & cash equivalents	**8.228.704**	**30.804.590**
Initial balance of cash & cash equivalents	23.942.262	40.929.617
Closing balance of cash & cash equivalents	**32.170.966**	**71.734.207**

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

for the periods ended March 31

	2006 ThCh$	2005 ThCh$
RECONCILIATION OF NET CASH FLOW FROM OPERATING ACTIVITIES AND NET INCOME FOR THE PERIOD		
Net income for period	**9.299.468**	**8.173.408**
Results of asset sales	**4.922**	**(7.379)**
Gain on sale of fixed assets	4.922	(7.379)
Gain on sales of investments	-	-
Charges (Credits) to income not representing cash flows	**14.835.048**	**15.543.024**
Depreciation for the period	8.254.103	8.296.500
Amortization of intangible assets	265.308	261.392
Write-offs & provisions	654.647	686.886
Accrued income on investments in related companies	-	-
Accrued losses on investments in related companies	-	-
Amortization of goodwill	6.348.840	6.347.473
Amortization of negative goodwill	(17)	(17)
Price-level restatements, net	64.410	231.862
Exchange differences, net	580	3.149
Otrher credits to income not representing cash flows	(1.215.416)	(685.892)
Other charges to income not representing cash flows	462.593	401.671
Changes in assets affecting cash flow - (increase) decreas	**(4.094.714)**	**(2.188.463)**
Trade accounts receivable	(3.829.115)	(2.259.622)
Inventories	298.800	162.060
Other assets	(564.399)	(90.901)
Changes in liabilities affecting cash flow - increase (decr	**4.620.319**	**1.510.117**
Accounts payable related to operating income	(414.637)	(3.947.908)
Interest payable	2.668.033	2.058.328
Income tax payable (net)	1.939.629	971.692
Other accounts payable related to non-operating result	58.640	(39.314)
V.A.T. & similar payables (net)	368.654	2.467.319
Minority interest	**13.941.057**	**12.681.600**
Net cash flow from operating activities	**38.606.100**	**35.712.307**

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

At March 31, 2006 and 2005

1.- Inscription in the Securities Register

Inversiones Aguas Metropolitanas S.A., Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A. are inscribed in the Securities Register of the Superintendency of Securities and Insurance with the numbers 0912, 0346, 0369, 0389 and 0402 respectively. These companies are therefore subject to the regulatory authority of that Superintendency.

2.- Accounting principles applied

a) Accounting period

These interim consolidated financial statements relate to the periods from January 1 to March 31, 2006 and 2005 respectively.

b) Preparation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance.

In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail for the Company.

c) Presentation

For comparison purposes, the financial statements at March 31, 2005 and their respective notes have been restated off the books by 4.1%.

This percentage corresponds to the variation in the Consumer Price Index during the last twelve months, with a one-month time lag.

For comparison purposes, some items in the financial statements of 2005 have been reclassified.

d) Consolidation

The consolidated financial statements comprise the assets, liabilities, results and cash flows of the Parent company and its subsidiaries. Balances and transactions between the consolidated companies have been eliminated and the participation of the minority investors has been recognized as Minority interest.

Tax No.	Company	Percentage Holding			
		31-03-2006			31-03-2005
		Direct	Indirect	Total	Total
61808000-5	AGUAS ANDINAS S.A.	51,2020	-	51,2020	51,2020
96974880-0	AGUAS INDUSTRIALES DEL NORTE S.A.	-	-	-	60,0000
80311300-9	AGUAS CORDILLERA S.A.	-	99,9999	99,9999	99,9999
96945210-3	ECORILES S.A.	-	100,0000	100,0000	100,0000
96828120-8	GESTION Y SERVICIOS S.A.	-	100,0000	100,0000	100,0000
96568220-1	AGUAS LOS DOMINICOS S.A.	-	99,9858	99,9858	99,9497
96967550-1	ANALISIS AMBIENTALES S.A.	-	100,0000	100,0000	100,0000
96809310-K	COMERCIAL ORBI II S.A.	-	100,0000	100,0000	100,0000
89221000-4	AGUAS MANQUEHUE S.A.	-	100,0000	100,0000	100,0000
87538200-4	HIDRAULICA MANQUEHUE LTDA.	-	100,0000	100,0000	100,0000

e) Price-level restatements

The consolidated financial statements have been restated through the application of the monetary correction rules in accordance with accounting principles generally accepted in Chile in order to reflect variations in the purchasing power of the currency in the periods between January 1 and March 31, 2006 and 2005, amounting to -0.3% and -0.8% respectively, with a one-month time lag.

The income statement accounts have also been restated to show them at period-end values.

f) Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each period end, at the following rates:

	2006 Ch$	2005 Ch$
United States dollar	526.18	585.93
Unidad de Fomento	17,915.66	17,198.78
Euro	637.56	759.57

g) Time deposits

Time deposits are shown at their investment value plus indexation adjustments and accrued interest to the close of the financial statements.

h) Marketable securities

Marketable securities reflect investments in mutual fund quotas made by the companies, shown at their redemption value as at the close of the financial statements.

i) Inventories

Materials are shown at restated cost which does not exceed their respective replacement costs at each period-end.

There is an allowance for obsolescence of disposable materials that have remained in stock for more than one year without movement.

j) Estimate of doubtful accounts

The estimate of doubtful accounts is made depending on the age of the accounts receivable and their collection history, as follows:

- For the subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A., a 100% allowance is made with respect to customers with debts that are overdue more than 8 months.

- For the subsidiaries Aguas Andinas S.A. and Aguas Cordilleras S.A., an allowance of 20% of consumer debts refinanced under repayment plans is made for cases classified as "non-subsidized". For cases classified as "subsidized", an allowance of 40% of the agreed amount refinanced is made. In the case of the other sanitation subsidiaries, an allowance of 20% of the refinanced amount is made.

- For the subsidiaries Gestión y Servicios S.A., Anam S.A. and Ecoriles S.A., an allowance of 100% is made for customers with debts more than 120 days overdue.

- An allowance of 100% is made for overdue notes receivable.

k) Fixed assets

For the subsidiary Aguas Andinas S.A., the fixed assets transferred by the former entity are shown at their restated appraisal value as determined by independent consultants in accordance with a technical study made in 1977. Acquisitions after 1977 are shown at their restated cost.

The subsidiary Aguas Cordillera S.A. shows its specific accounts at cost plus the incremental value of technical appraisals, both restated.

The Company and its other subsidiaries show their fixed assets at restated cost.

The fixed assets include major renovations and improvements but not maintenance and minor repair expenses which are charged directly to income in the year in which they are incurred.

Works in progress include financing costs incurred until the assets are in a condition to be used, in accordance with Technical Bulletin No.31 of the Chilean Institute of Accountants.

Direct remunerations, consultancy costs and other inherent and identifiable expenses are also included in the cost of some works.

l) Depreciation of fixed assets

Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives assigned to the respective assets.

m) Leased assets

Leasing contracts classified as financial leases are shown in accordance with Technical Bulletin No.22 of the Chilean Institute of Accountants.

Leased assets are valued and depreciated in the same way as fixed assets.

These assets are not legally owned by the Company until it has exercised its purchase option, and meanwhile it may not freely dispose of them.

n) Intangible assets

Water rights, rights of way and other rights are shown at restated cost, net of amortization, in accordance with Technical Bulletin No.55 of the Chilean Institute of Accountants.

Intangible assets are being amortized over 40 years from the date of acquisition or 1998 as it is believed that they will provide returns over that period.

o) Goodwill and negative goodwill

Goodwill represents the excess paid over the proportional equity value on the purchase of shares in Aguas Andinas S.A., Aguas Cordillera S.A. and Comercial Orbi II S.A. Negative goodwill represents the shortfall between the price paid and the proportional equity value on the purchase of shares in Hidráulica Manquehue Ltda. Goodwill and negative goodwill are amortized over a maximum period of 20 years from the date of acquisition because it is estimated that the investment will be recovered over this period.

p) Transactions under resale agreements.

Acquisitions of securities under resale agreements are valued as fixed-income investments and are shown in Other Current Assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

q) Bonds payable

This shows the obligation for the placement of bonds issued by the companies on the domestic market, at their current nominal value plus indexation adjustments and accrued interest to the period-end. The discount incurred on the placement of the bonds and the related expenses, except as mentioned in the following paragraph, are deferred over the term of each issue, in accordance with Circular 1,370 of the Superintendency of Securities and Insurance.

The costs of the bond issues made on the domestic market by the subsidiary, Aguas Cordillera S.A., in the years 1991, 1992, 1993, 1994 and 1995, were charged to income in the respective years.

r) Income tax and deferred taxes

The Company and its subsidiaries have provided for income tax on the basis of their taxable income determined in accordance with the provisions of the Income Tax Law. In accordance with Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company and its subsidiaries record the effects of deferred taxes resulting from timing differences, tax losses that imply a tax benefit and other events that create differences between the financial and tax treatment.

Some of the subsidiaries recorded these effects as from the beginning of the year 2000, showing deferred taxes arising on the accumulated timing differences in asset and liability accounts with credits and charges, respectively, to complementary accounts which are amortized over the estimated reversal period, affecting income tax for the period. These complementary accounts are shown deducted from the corresponding assets and liabilities for deferred taxes that originated them.

s) Derivative instruments

The Company has signed currency hedging contracts with financial institutions. These contracts were defined as cover for existing items and have been contracted and assigned as instruments for hedging the exchange rate. They are shown in accordance with Technical Bulletin No.57 of the Chilean Institute of Accountants.

t) Severance indemnities

New collective work contracts took effect for the subsidiaries Aguas Andinas S.A., in August 2002, and for Aguas Cordillera S.A. and Aguas Los Dominicos S.A., in December 2002 and January 2003. In the clause referring to severance indemnities, it was stated that this will be paid as indicated in the Labour Code, while the amount accrued by the employees to that date remains fixed and is adjusted monthly in line with the Consumer Price Index. The new agreement for Aguas Andinas S.A. states that employees who retire from the company within 120 days of the date on which they complete the legal retirement age shall continue to accrue this benefit after August 2002 while, for Aguas Cordillera S.A. and Aguas Los Dominicos S.A., the agreements state that employees who retire from the company on completing the retirement age shall continue to accrue this benefit after Decenber 2002 and January 2003 respectively.

The obligation of the subsidiaries for the indemnity accrued by the employees up to July 2002 for Aguas Andinas S.A. and up to November and December 2002 for Aguas Cordillera and Aguas Los Dominicos S.A., is shown at its present value, and the obligation for the additional indemnity that it is estimated will accrue to employees who retire in the

company is provided for at its actual value, determined according to the accrued cost of the benefit method using a discount rate of 4.8% per annum.

There are also indemnities agreed in individual contracts which are shown at their present value in accordance with the contract terms.

Advances granted to personnel against these funds in Aguas Andinas S.A. and Aguas Cordillera S.A. are shown as long-term debtors. They will be offset against the final settlement after an indexation adjustment, as stipulated in the agreements mentioned.

u) Sales

The Company's sales relate to technological support and are shown on an accrued basis.

The sales of the water treatment subsidiaries are recorded on the basis of the consumption read and billed to each customer, divided into monthly billing groups, in accordance with the tariff fixed by the Superintendency of Sanitation Services (SISS) for a period of five years.

Consumption read and not billed is also recorded to the date of closing, valued at the tariff charge of each invoicing group.

v) Computer software

The software was acquired as packaged programs and is shown in Other Fixed Assets and amortized in accordance with Circular 981 of the Superintendency of Securities and Insurance.

w) Research and development costs

Costs incurred in research and development projects which do not result in any works, are charged directly to income for the year. Otherwise, they form part of the costs of the corresponding project.

x) Statement of cash flows

The Company and its subsidiaries consider as cash and cash equivalents their balances held in unrestricted bank checking accounts, time deposits, marketable securities and securities acquired under resale agreements, whose redemption will take place within 90 days from the date the investment and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include the revenues and expenses of the business of the Company and its subsidiaries, and all other income and expenses that are treated as non-operating in the Statement of Income.

3.- Accounting changes

The following accounting estimate changes were made in 2005:

The subsidiaries Aguas Andinas S.A., Aguas Cordilleras S.A. and Aguas Los Domínicos S.A. have collective labour contracts with their employees which state that the severance indemnity shall be that set out in the Labour Code plus an additional indemnity if they accept retirement while being employed by the company.

For calculating this additional indemnity, the companies calculate the present value of these obligations using the accrued cost method for those covered by the collective contract and who are estimated to be in the company at the time of retirement. The rate used in this calculation has been changed from 6.5% in March 2005 to 4.8% in March 2006, following a study made by the companies.

The effect of this change is a higher charge to income in 2006 of ThCh$61,955.

The subsidiaries Gestión y Servicios S.A., Anam S.A. and Ecoriles S.A., in view of the payment experience of their trade debtors, have decided to change the method of calculating doubtful accounts, by reducing the overdue period from 240 to 120 days.

The effect of this change in the period was a charge to income of ThCh$2,088.

There have been no other accounting changes that should be mentioned during the period ended March 31, 2006 and 2005.

4.- Short and long-term debtors

Trade accounts receivable relate to billings for consumption of drinking water, sewage services, sewage treatment and other associated services, with the balances classified as short and long term.

The balance of trade accounts receivable includes a provision for revenue accrued as at March 31, 2006 and 2005 of ThCh$12,226,593 and ThCh$11,695,900 respectively, for unbilled consumption at the end of each period.

The balance of debtors for Aguas Andinas S.A. at March 31, 2006 is split as follows: residential 76.80%, commercial 19.99%, industrial and others 3.21%, whereas at March 2005 they split: residential 76.62%, commercial 20.06%, industrial and others 3.32%.

For Aguas Cordillera S.A.: residential 81.31%, commercial 18.39% and industrial and others 0.30%, while at March 2005 the breakdown was residential 81.94%, commercial 17.82% and industrial and others 0.24%.

For Aguas Los Dominicos S.A.: residential 89.55%, commercial 10.40% and industrial and others 0.05%, while at March 2005 the breakdown was residential 90.60% and commercial 9.40%.

For Aguas Manquehue S.A.: residential 67.38% and commercial 32.62% while at March 2005 the breakdown was residential 57.97%, commercial 41.91% and industrial and others 0.12%.

Allowances have been established for doubtful accounts as follows:

a) Allowances for bad debts have made as explained in Note 2 j), amounting to ThCh$12,595,354 and ThCh$12,758,276 at March 31, 2006 and 2005 respectively. The charge to income during the 2006 and 2005 periods amounts to ThCh$675,017 and ThCh$495,334 respectively, and debts of ThCh$22,023 and ThCh$0 respectively were written off at March 31, 2006 and 2005.

b) Allowances on repayment agreements relating to agreements for refinancing debts, signed by customers of Aguas Andinas S.A. and Aguas Cordillera S.A., who may earn a commercial discount if they fully comply with their agreements. The amount in this respect is ThCh$2,316,073 and the credit to income is ThCh$33,940 at March 31, 2006 (ThCh$1,971,530 and charge to income of ThCh$129,882 respectively at March 2005).

The item Notes receivable is mainly comprised of promissory notes signed by customers under agreements with property developers.

The principal component of long-term debtors relates to agreements signed with property developers and advances against severance indemnities, as indicated in Note 2 t), and trade accounts receivable net of their corresponding allowance.

	CURRENT							LONG TERM	
	Up to 90 days		90 days to 1 year		Sub total	Total Current (net)			
	31-03-2006	31-03-2005	31-03-2006	31-03-2005	31-03-2006	31-03-2006	31-03-2005	31-03-2006	31-03-2005
Trtade accounts receivable	37.469.949	43.324.085	2.645.471	2.232.022	40.115.420	37.116.417	33.580.682	748.056	1.892.423
Est. doubtful accounts					2.999.003				
Notes receivable	1.115.147	1.048.338	992.398	171.720	2.107.545	1.920.700	1.041.748	169.654	189.385
Est. doubtful accounts					186.845				
Sundry debtors	391.106	1.091.794	157.536	145.116	548.642	514.091	1.183.996	7.422.785	8.572.674
Est. doubtful accounts					34.551				
						Total long-term debtors		8.340.495	10.654.482

5.- Balances and transactions with related parties

TRANSACTIONS WITH INDIRECTLY-RELATED COMPANIES

- Accounts receivable

Tax No.	Company	Short Term		Long Term	
		31-03-2006	31-03-2005	31-03-2006	31-03-2005
77329730-4	INVERSIONES AGUAS DEL GRAN SANTIAGO S.A.	-	10.829.796	-	-
96885200-0	ONDEO SERVICES CHILE S.A.	-	10.829.795	-	-
77030800-3	CONSTRUCTORA ACSA LTDA.	638	662	-	-
96703230-1	AGUAS DECIMA S.A.	7.813	1.058	-	-
59066560-6	DEGREMONT S.A. AGENCIA EN CHILE	12.558	17.063	-	-
96864190-5	BRISAGUAS S.A.	525	194	-	-
59094680-K	AGUAS DE LEVANTE S.A.	2.067	-	-	-
TOTAL		23.601	21.678.568	-	-

The accounts receivable from Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A. relate to non-interest-bearing trading current accounts which are indexed as from January 1, 2005.

The accounts receivable from Degrémont Agencia en Chile S.A., Aguas Décima S.A. and Brisaguas S.A. relate to contracts for chemical and bacteriological laboratory services, payable at 30 days without interest.

The accounts receivable from Constructora ACSA Ltda. and Aguas de Levante S.A. relate to sales of materials, payable at 30 days without interest.

- Accounts payable

Tax No.	Company	Short Term		Long Term	
		31-03-2006	31-03-2005	31-03-2006	31-03-2005
00000001-9	SOCIEDAD GRAL. AGUAS DE BARCELONA S.A.	1.118.679	900.900	-	-
96885200-0	ONDEO SERVICES CHILE S.A.	380.335	225.225	-	-
59066560-6	DEGREMONT S.A. AGENCIA EN CHILE	1.071.340	8.200.064	-	-
59094680-K	AGUAS DE LEVANTE S.A.	507.523	283.670	-	-
59096940-0	ACSA AGBAR CONSTRUCCIÓN S.A.	46.698	67.769	-	-
77030800-3	CONSTRUCTORA ACSA LTDA.	-	1.407	-	-
96864190-5	BRISAGUAS S.A.	23.648	18.623	-	-
96847530-4	OMNILOGIC TELECOMUNICACIONES CHILE S.A.	5.343		-	-
77441870-9	ONDEO DEGREMONT LTDA.		437	-	-
TOTAL		3.153.566	9.698.095	-	-

The contract for the construction of the La Farfana sewage treatment plant was awarded under a public tender to Degrémont S.A. Agency in Chile. This was a turnkey construction contract with a performance guarantee and the payments under this contract are expressed in Unidades de Fomento. The construction was concluded in September 2003 and the Company is being charged for operating the plant from October 2003.

The account with Aguas de Levante S.A. relates to the purchase of materials, payable at 30 days.

The account with Acsa Agbar Construcción S.A. relates to a withholding under a contract for the renewal of tubes.

The account with Brisaguas S.A. relates to collections payable under contract.

The debt with Omnilogic Telecomunicaciones Chile relates to radio-communication and transmission network maintenance services, payable at 30 days.

The debt with Constructora Acsa Ltda. relates to the purchase of materials, without interest to March 2006.

The account with Ondeo Degremont Ltda. relates to machinery maintenance and repaisr at March 2006.

In December 2001, IAM signed service contracts with Agbar and Ondeo (a subsidiary of Suez Environnement), whereby they provide advisory services to IAM in order to assist it comply with the obligations assumed under the service socntract signed with Aguas Andinas S.A.. The contract is in euros and has a 5-year term, with monthly payments at 63 days without interest.

Transactions:

Company	Tax No.	Relationship	Transaction	31-03-2006		31-03-2005	
				Amount	Effect on results (charge)/credit)	Amount	Effect on results (charge)/credit)
SUEZ LYONNAISE DES EAUX	00000001-9	INDIRECT	ADVISORY SERVICES RECEIVED	205.476	(205.476)	213.510	(213.510)
SOC. GENERAL AGUAS DE BARCELONA S.A.	00000001-9	INDIRECT	ADVISORY SERVICES RECEIVED	821.906	(821.906)	854.041	(854.041)
DEGREMONT S.A. AGENCIA EN CHILE	59066560-6	RELATED	PAYMENT CONSTRUCTION DEBT	1.732.698		7.316.378	
AGUAS DE LEVANTE S.A.	59094680-K	RELATED	PURCHASE OF MATERIALS			358.119	(65.855)
DEGREMONT S.A. AGENCIA EN CHILE	59066560-6	RELATED	PLANT OPERATION	904.711	(904.711)	955.269	(955.269)

6.- Deferred Taxes and Income Tax

The detail of taxable income and related concepts at March 31, 2006 and 2005 is as follows:

	2006 ThCh$	2005 ThCh$
a) Taxable income	32.839.147	35.319.216
b) Balance of taxed earnings fund	93.376.855	132.694.819
c) 15% tax credit for shareholders	244.290	543.727
16% tax credit for shareholders	349.155	357.849
16.5% tax credit for shareholders	796.250	3.673.007
17% tax credit for shareholders	16.629.904	994.771.910
d) Tax loss *	1.374	0

* The tax losses relate to the Parent and its subsidiary Comercial ORBI II S.A.

The detail of timing differences is as follows:

	31-03-2006				31-03-2005			
	Deferred Tax Asset		Deferred Tax Liability		Deferred Tax Asset		Deferred Tax Liability	
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
Timing Differences								
Allowance for douptful accounts	549.708	1.591.502			443.135	1.725.772		
Unearned income	230.482	60.547			88.669	113.360		
Provision for vacations	121.996	84.476			125.878	81.878		
Amortization intangible assets			50.212	4.370				
Leased assets			43.838		229		81.686	
Manufacturing expenses								
Depreciation fixed assets		219.592		4.794.070				4.439.265
Severance indemnities	82.088	17.110			49.906			
Other events		100.476	4.489	11.531		114.893		
Provision for profit sharing	773		22		384		22	
Obsolete materials								
Investment costs in related companies			40.039	229.209			40.031	252.658
Software				127.403				145.337
Discount on bond placement			220.491	1.975.725			284.846	1.360.844
Tax loss						764		
Litigation	10.754	662.428			4.842	154.461		
Obsolescence fixed assets								
Deferred charges			18.534	75.050			11.061	90.822
Water rights		37.098				37.090		
AFR KWH	3.016				3.140			
Allowance real estate	36.367				37.858			
Allowance refinancing agreements	252.037	141.696				335.160		
Others								
Complementary accounts-net of amortization				487.198				543.332
Provision for valuation						764		
Total	1.287.221	2.914.925	377.625	6.730.160	754.041	2.562.614	417.646	5.745.594

Item	31-03-2006	31-03-2005
Current tax charge (provision for tax)	(5.582.655)	(6.004.266)
Adjustment of tax charge (previous year)		
Effect on assets or liabilities of deferred tax for the period	(875.689)	(107.314)
Tax benefit of tax losses		
Effect of amortization of complementary deferred asset & liability accounts	(9.618)	(9.427)
Effect on assets or liabilities of changes in the provision for valuation		149
Other charges or credits to the account	(8.094)	(7.959)
Total	(6.476.056)	(6.128.817)

7.- Fixed Assets

The composition of these is as follows:

	2006 ThCh	2005 ThCh$
Land:	33.280.320	33.031.004
Land	33.280.320	33.031.004
Buildings & infrastructure:	482.035.730	481.793.723
Gross value	962.573.244	953.125.092
Accumulated depreciation	(480.537.514)	(471.331.369)

Machinery & equipment:	62.697.260	66.907.567
Gross value	113.198.154	108.634.667
Accumulated depreciation	(50.500.894)	(41.727.100)
Other fixed assets:	4.710.475	5.058.695
Gross value	19.999.443	18.962.440
Accumulated depreciation	(15.288.968)	(13.903.745)
Incremental value technical appraisal, net:	4.370.323	4.319.437
Incremental value technical appraisal land	5.387.801	5.386.653
Incremental value tech appr distribution networks	1.463.365	1.510.872
Accumulated depreciation	(1.459.253)	(1.506.477)
Lower value technical appraisal drains	(363.633)	(363.554)
Accumulated depreciation	249.005	235.859
Lower value technical appraisal civil works	(1.245.096)	(1.245.029)
Accumulated depreciation	394.900	373.768
Lower value tech appr machinery & equipment	435.380)	(437.967)
Accumulated depreciation	378.614	365.312
TOTAL NET FIXED ASSETS	587.094.108	591.110.426

Depreciation for the period
At March 31, 2006 and 2005, the charge to income for the depreciation of fixed assets is as follows:

	2006	2005
Depreciation in:	ThCh$	ThCh$
Cost of sales	7.635.793	7.604.050
Admin. & selling expenses	618.310	692.450
Total	8.254.103	8.296.500

Aguas Andinas S.A. has seventy plots of land recorded on its books that were transferred free of charge by the Chilean state and are booked at a value of Ch$1 each. There are also fixed assets with an expired accounting useful life. For this reason, they have a net value of Ch$1 even though they are still in operation. There are also amounts which are contributions from third parties and these are governed under Decree Law N°70 of 1988 of the Ministry of Public Works and by the provisions of Article N°36 of D.S. MINECON Regulation N°453 of 1989. These are explained in Note 31.

In 1989, and in accordance with Transitory Clause 3 of Decree Law 382 of 1988, the General Law on Sanitation Services, Aguas Cordillera S.A. removed from its accounts all assets financed by third parties and all state assets.

As a result of the application of this regulation, the company maintains physical control over those assets but the calculations of price-level restatement and depreciation of these assets do not affect its financial statements in any way. It carries out this off-the-books control as these assets form part of the sanitation infrastructure that it has to operate and maintain.

For Aguas Andinas S.A., the assets acquired under a financial lease were acquired from GTD Telesat S.A. under a 48-month contract and are shown under Other Fixed Assets for an amount of ThCh$61,182.

For Aguas Cordillera S.A., the assets acquired under a financial lease were acquired from Telectronic S.A. under a 48-month contract. They are shown under Other Fixed Assets for an amount of ThCh$15,930.

8.- Goodwill and negative goodwill

At March 31, 2006 and 2005, the balances of this account represent the difference at the time of purchase between the amount paid and the proportional equity value of the acquired company, and are as follows:

Goodwill

Tax No.	Company	31-03-2006		31-03-2005	
		Amount amortized in period	Balance goodwill	Amount amortized in period	Balance goodwill
61808000-5	AGUAS ANDINAS S.A.	5.359.609	289.418.875	5.358.468	310.791.098
80311300-9	AGUAS CORDILLERA S.A.	936.156	53.672.947	935.957	57.405.342
96809310-K	COMERCIAL ORBI II S.A.	53.075	3.182.298	53.048	3.392.679
TOTAL		6.348.840	346.274.120	6.347.473	371.589.119

Negative goodwill

Tax no.	Company	31-03-2006		31-03-2005	
		Amount amortized in period	Balance negative goodwill	Amount amortized in period	Balance negative goodwill
87538200-4	HIDRAULICA MANQUEHUE LTDA.	17	1.059	17	1.126
TOTAL		17	1.059	17	1.126

9.- Intangible assets

The balance at March 31, 2006 and 2005 relates to the restated cost of intangible assets (Note 2 n).

	2006 ThCh$	2005 ThCh$
Water rights	20.252.844	19.299.502
Leased water rights (1)	527.160	527.047
Rights of way	14.934.109	14.863.798
Other rights (2)	6.724.169	6.722.736
Sub total	42.438.282	41.413.083

Accumulated amortization of water rights	(3.522.622)	(3.013.603)
Accumulated amortization leasing (1)	(28.040)	(14.578)
Accumulated amortization rights of way	(2.495.322)	(2.121.957)
Amortization other rights (2)	(630.391)	(462.189)
Sub total	(6.676.375)	(5.612.327)
Total net intangible assets	35.761.907	35.800.756
Amortization for period charged to cost of sales:		
Water rights	126.571	120.611
Leased water rights	42.026	44.533
Rights of way	93.347	92.884
Other rights	3.364	3.364
Total amortization	265.308	261.392

(1) The rights to the use of water acquired under the leasing contract dated March 14, 2003 for a period of 48 months, are shown as Intangible assets.

(2) Relate to the purchase of gratuitous rights to drinking water consumption from the Municipality of Santiago, being amortized over 40 years.

The sanitation subsidiaries have water rights to various natural sources, including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón which were acquired gratuitously and have no value in the books.

Water supplies come from various wells located in the Metropolitan Region for which the sanitation subsidiaries have the water-right concessions which were granted gratuitously by the Water Department of the Ministry of Public Works.

10.- Others (assets)

The detail of these assets is as follows:

	2006 ThCh$	2005 ThCh$
Discount on bond placement & issue costs	11.621.914	8.109.429
Advances for purchases of fixed & intangible assets	965.501	1.176.031
Prepaid expenses	650.119	502.739
Return of reimbursable contributions KW/H	291.581	330.504
Others	392.657	137.080
Total	13.921.772	10.255.783

11.- Borrowings from banks and financial institutions at short term.

This section shows the loans that mature during the next twelve months and the provisions for accrued interest on bank borrowings classified as short term:

		CURRENCY OR INDEXATION UNIT					
Tax No.	Bank	UF		Non-indexed pesos		TOTAL	
		31-03-2006	31-03-2005	31-03-2006	31-03-2005	31-03-2006	31-03-2005
	Long Term - Current Portion						
97006000-6	BANCO CREDITO E INVERSIONES	210.396	419.524	0	0	210.396	419.524
97004000-5	BANCO CHILE			2.162.469	158.036	2.162.469	158.036
97036000-K	BANCO SANTANDER SANTIAGO			463.308	276.168	463.308	276.168
97032000-8	BANCO BBVA			4.882.512	499.750	4.882.512	499.750
	Others	0	0	0	0	0	0
	TOTAL	210.396	419.524	7.508.289	933.954	7.718.685	1.353.478
	Principal outstanding	206.702	413.133	0	0	206.702	413.133

	CURRENCY OR INDEXATION UNIT					
	UF		Non-indexed pesos		TOTAL	
	31-03-2006	31-03-2005	31-03-2006	31-03-2005	31-03-2006	31-03-2005
Average annual interest rate	7,03%	4,08%	7,32%	4,17%		

Percentage in foreign currency (%) 0,0000
Percentage in local currency (%) 100,0000

12.- Borrowings from banks and financial institutions at long term.

This section shows bank loans classified as long term:

			Years to maturity				Current year		Previous year
Tax No.	Bank	Currency / Indexation unit	1 to 2	2 to 3	3 to 5	More than 5	Total long term	Average annual interest rate	Total long term
97006000-6	BANCO DE CREDITO E INVERSIONES	Dollars							
		Euros							
		Yen							
		UF	0				0		206.567
		Non-indexed Ch$							0
		Other currencies							
97004000-5	BANCO DE CHILE	Dollars							
		Euros							
		Yen							
		UF							
		Non-indexed Ch$	3.800.000	0	3.800.000	1.900.000	9.500.000	7,40%	11.867.400
		Other currencies							
97036000-K	BANCO SANTANDER SANTIAGO	Dollars							
		Euros							
		Yen							
		UF							
		Non-indexed Ch$	8.160.000	0	12.240.000	0	20.400.000	7,30%	21.236.400
		Other currencies							
97032000-8	BANCO BBVA	Dollars							
		Euros							
		Yen							
		UF							
		Non-indexed Ch$	16.133.333	0	16.133.334	0	32.266.667	7,26%	37.788.300
		Other currencies							
TOTAL			28.093.333	0	32.173.334	1.900.000	62.166.667		71.098.667

Percentage in foreign currency (%)	0,0000
Percentage in local currency (%)	100,0000

13.- Bonds payable

This section shows the balances of bonds issued by the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A. on the domestic market.

Aguas Andinas S.A.

Shown here are the balances of bonds issued by the company in September 2001, December 2002, May 2003 and December 2005 on the domestic market.

In September 2001, two series of bonds were issued: Series A for U.F.1.2 million fully repayable in September 2005 and Series B for U.F.1.8 million with a 21-year term and repayments commencing in 2008.

On October 10, 2002, the Superintendency of Securities and Insurance certified the registration of bonds for up to U.F.10 million. Of this amount, Series C bonds were issued with a nominal value of U.F.4.2 million and Series D with a nominal value of U.F.5.8 million.

In December 2002, Series C bonds for U.F.4.0 million were placed, with semi-annual repayments starting in June 2005 extending through December 2010.

On May 7, 2003, the Company placed Series D bonds on the domestic market and these were fully subscribed. On January 3 and 4, 2006, it exchanged and prepaid these bonds with Series F bonds (94.6% and 5.4% respectively).

On December 9, 2005, the Superintendency of Securities and Insurance inscribed a new bond issue in addition to the line inscribed in the Superintendency under No.305 on October 10, 2002, for an amount of U.F. 5.0 million in order to finance the redemption in advance of the Series D bonds and other refinancings of Aguas Andinas S.A.

On December 23, 2005, Series E bonds were placed for U.F. 1.65 million, with maturity in June 2012.

On January 23, 2006, Series F bonds were placed for U.F. 5.0 million, with semi-annual repayments starting June 1, 2008 and final maturity on December 1, 2026.

The corresponding accrued interest is shown in short-term liabilities.

Aguas Cordillera S.A.

On January 2, 2006, its bonds Series B and E were redeemed in advance, the balances shown in this section corresponding therefore to the debt outstanding at March 31, 2005.

The accrued interest on the bonds at the closing date is shown in Bonds payable within Current liabilities.

The summary of these obligations at the end of the period is as follows:

Inscription No. or instrument	Series	Nominal amount outstanding	Indexation unit	Interest rate	Final maturity	Interest payments	Payments of principal	Par value 31-03-2006	Par value 31-03-2005	Placement in Chile or abroad
Bonds long term - curent portion										
266	BEMOS A1	0	UF	6,00%	01/09/2005			0	33.081	CHILE
266	BEMOS A2	0	UF	6,00%	01/09/2005			0	72.778	CHILE
266	BEMOS B1	0	UF	6,25%	01/09/2022	SEMI-ANNUAL	2008 SEMI-ANNUAL	64.328	64.286	CHILE
266	BEMOS B2	0	UF	6,25%	01/09/2022	SEMI-ANNUAL	2008 SEMI-ANNUAL	101.086	101.020	CHILE
305	BAGUA C1	166.667	UF	4,25%	01/12/2010	SEMI-ANNUAL	SEMI-ANNUAL	3.195.251	3.234.992	CHILE
305	BAGUA C2	500.000	UF	4,25%	01/12/2010	SEMI-ANNUAL	SEMI-ANNUAL	9.585.744	9.704.969	CHILE
305	BAGUA D1	0	UF	4,25%	04/01/2006	0	0	0	6.675.784	CHILE
305	BAGUA D2	0	UF	4,25%	04/01/2006	0	0	0	12.683.968	CHILE
305	BAGUA E1	0	UF	4,00%	01/06/2009	SEMI-ANNUAL	MATURITY	390.282	0	CHILE
305	BAGUA F	0	UF	4,15%	01/06/2012	SEMI-ANNUAL	2008 SEMI-ANNUAL	1.226.566	0	CHILE
141	SERIES A	0	UF	7,00%	01/10/2005			0	404.648	CHILE
154	SERIES B	0	UF	7,00%	02/01/2006			0	106.729	CHILE
163	SERIES C	0	UF	6,00%	02/01/2006			0	768.021	CHILE
167	SERIES D	0	UF	6,00%	01/10/2005			0	896.896	
187	SERIES E	0	UF	6,50%	02/01/2006			0	1.155.072	
Total - current portion								14.563.257	35.902.222	
Bonds lomg term										
266	BEMOS A1	0	UF	6,00%	01/09/2005			0	6.713.974	CHILE
266	BEMOS A2	0	UF	6,00%	01/09/2005			0	14.770.743	CHILE
266	BEMOS B1	700.000	UF	6,25%	01/09/2022	SEMI-ANNUAL	SEMI-ANNUAL	12.540.962	12.532.751	CHILE
266	BEMOS B2	1.100.000	UF	6,25%	01/09/2022	SEMI-ANNUAL	SEMI-ANNUAL	19.707.226	19.694.323	CHILE
305	BAGUA C1	666.666	UF	4,25%	01/12/2010	SEMI-ANNUAL	SEMI-ANNUAL	11.943.769	14.919.939	CHILE
305	BAGUA C2	2.000.000	UF	4,25%	01/12/2010	SEMI-ANNUAL	SEMI-ANNUAL	35.831.318	44.759.824	CHILE
305	BAGUA D1	0	UF	4,25%	04/01/2006		0	0	29.634.098	CHILE
305	BAGUA D2	0	UF	4,25%	04/01/2006		0	0	56.304.772	CHILE
305	BAGUA E1	0	UF	4,00%	01/06/2009	SEMI-ANNUAL	MATURITY	29.560.839	0	CHILE
305	BAGUA F	0	UF	4,15%	01/06/2012	SEMI-ANNUAL	SEMI-ANNUAL	89.578.300	0	CHILE
154	SERIE B	0	UF	7,00%	02/01/2006			0	54.696	CHILE
167	SERIE D	0	UF	6,00%	01/10/2005			0	1.341.864	CHILE
187	SERIE E	0	UF	6,50%	02/01/2006			0	4.028.384	CHILE
Total long term								199.162.414	204.755.370	

14.- Provisions and Write-offs.

PROVISIONS

The detail of provisions at March 31, 2006 and 2005 is as follows:

	Current liabilities 2006 ThCh$	Current liabilities 2005 ThCh	Long-term liabilities 2006 ThCh$	Long-term liabilities 2005 ThCh$
Services accrued	8.538.359	6.066.516	0	0
Bonus (1) & profit sharing	596.782	861.585	0	0
Severance indemnities (Note 15)	1.049.296	2.690.019	7.823.309	6.733.008
Accrued vacations	1.214.547	1.220.102	0	0
Litigation in process	959.895	925.883	0	0
Other personnel benefits	7.727	31.814	0	0
Allowance for loss on asset disposal	213.922	222.693	0	0
Projects discarded	162.377	169.034	0	0
Others	40.686	53.583	45.890	53.273
Total	12.783.591	12.241.229	7.869.199	6.786.281

(1) In Aguas Andinas S.A., these are shown net of advances made during the periods ended March 31, 2006 and 2005 for ThCh$35,703 and ThCh$39,771 respectively.

The amounts of write-offs are shown in Note 4 (Short and long term debtors).

15.- Severance indemnities.

At March 31, 2006 and 2005, the provisions for severance indemnities (including the short-term portion) showed the following movement:

	2006 ThCh$	2005 ThCh$
Initial balance	8.944.339	9.181.132
Increase in provision	51.820	264.870
Payments in period	(123.554)	(22.975)
Total	8.872.605	9.423.027

The severance indemnity has been calculated in accordance with the explanation in Note 2 t).

The charge to income for these items, including indemnities related to clause 161 of the Labour Code, amounts to ThCh$83,625 and ThCh$298,926 respectively at March 31, 2006 and 2005.

16.- Minority interest

The following shows the proportion belonging to the minority interest:

	Percentage of Minority interest		Minority interest in Equity		Minority interest in Result	
	2006 %	2005 %	2006 ThCh$	2005 ThCh$	2006 ThCh$	2005 ThCh$
Name						
Aguas Andinas S.A.	48,7980	48,7980	199.810.533	203.775.347	(13.940.998)	(12.681.440)
Aguas Industriales del Norte S.A.	0,0000	40,0000	0	154	0	0
Aguas Los Dominicos S.A.	0,01421	0,05038	1.034	3.482	(59)	(159)
Aguas Cordillera S.A.	0,00001	0,00001	7	6	0	(1)
Total			199.811.574	203.778.989	(13.941.057)	(12.681.600)

In January 2006, Aguas Cordillera S.A. acquired 28 shares in its subsidiary Aguas Los Dominicos S.A., equivalent to 0.03617% of the total issued shares.

17.- Changes in shareholders' equity.

The changes in the equity of the Company during 2006 and 2005 are as follows:

Movement	31-03-2006								
	Paid capital	Reserve restatement capital	Share premium	Other reserves	Reserve future dividends	Accumulated earnings	Interim dividends	Development Period deficit	Result for period
Initial balance	485.871.812	0	0	0	0	285.884	-11.129.475	0	17.103.981
Distribution prior year's result	0	0	0	0	0	5.974.506	11.129.475	0	-17.103.981
Final dividend previous year	0	0	0	0	0	0	0	0	0
Capital increase through share issue	0	0	0	0	0	0	0	0	0
Capitalization reserves &/or profits	0	0	0	0	0	0	0	0	0
Accumulared development period deficit	0	0	0	0	0	0	0	0	0
Capital reduction	0	0	0	0	0	0	0	0	0
Restatement of capital	0	-1.457.615	0	0	0	-18.782	0	0	0
Result for period	0	0	0	0	0	0	0	0	9.299.468
Interim dividends	0	0	0	0	0	0	0	0	0
Closing balance	485.871.812	-1.457.615			0	6.241.608	0		9.299.468
Restated balances									

Movement	31-03-2005								
	Paid capital	Reserve restatement capital	Share premium	Other reserves	Reserve future dividends	Accumulated earnings	Interim dividends	Development Period deficit	Result for period
Initial balance	474.157.984	19.151.592	0	0	0	17.850.183	0	0	10.736.192
Distribution prior year's result	0	0	0	0	0	10.736.192	0	0	-10.736.192
Final dividend previous year	0	0	0	0	0	0	0	0	0
Capital increase through share issue	0	0	0	0	0	0	0	0	0
Capitalization reserves &/or profits	0	0	0	0	0	0	0	0	0
Accumulared development period deficit	0	0	0	0	0	0	0	0	0
Capital reduction	0	0	0	0	0	0	0	0	0
Restatement of capital	0	-3.946.477	0	0	0	-228.691	0	0	0
Result for period	0	0	0	0	0	0	0	0	7.851.497
Interim dividends	0	0	0	0	0	0	0	0	0
Closing balance	474.157.984	15.205.115	0	0	0	28.357.684	0	0	7.851.497
Restated balances	493.598.461	15.828.525			0	29.520.349			8.173.408

Number of shares:

Series	No. subscribed shares	No. of paid shares	No. shares with voting rights
UNICA	1.000.000.000	1.000.000.000	1.000.000.000

Paid-in capital:

Series	Subscribed capital	Paid capital
UNICA	485.871.812	485.871.812

18.- Other non-operating Income and Expenses.

The detail of other non-operating income and expenses at March 31, 2006 and 2005 is as follows:

	2006 ThCh$	2005 ThCh$
Other non-operating income:		
Income under agreements & others (1)	432.703	147.549
Services to third parties (2)	320.138	402.380
Gain on sale of fixed assets	0	7.379
Suppliers & contractors fines & indemnities (3)	167.103	87.356
Services to customers	33.496	102.751
Property rentals	54.235	58.863
Recognition of past-due obligations	23.767	60.874
Others	21.231	7.259
Total other income	1.052.673	874.411
Other non-operating expenses:		
Donations	50.020	25.370
Discarded projects	10.935	0
Asset shortages	42.955	128
Fines	1.120	94
Loss on sale of assets	4.922	0
Others	11.728	43.125
Total other expenses	121.680	68.717

(1) Mainly relate to agreements with property developers whereby Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Manquehue S.A. are obliged to add certain areas to their concession zones and to provide the public sanitation services there indefinitely.

(2) Services for third parties relates to services related to the business, mainly engineering services.

19.- Price-level restatements

The detail of price-level restatements, calculated as stated in Note 2 e), is the following:

ASSETS (CHARGES) / CREDITS	Indexation unit	31-03-2006	31-03-2005
INVENTORIES	CPI	1.551	14.964
FIXED ASSETS	CPI	-1.748.532	-4.733.701
INVESTMENTS IN RELATED COMPANIES		0	0
GOODWILL	CPI	-1.061.038	-3.187.624
OTHER MONETARY ASSETS	CPI	-5.777	-5.971
INTANGIBLE ASSETS.	CPI	-109.607	-222.930
OTHER NON-MONETARY ASSETS.	CPI	-43.140	15.067
OTHER MONETARY ASSETS	UF	-296	0
RECEIVABLES FROM RELATED COMPANIES	CPI	0	0
OTHER NON-MONETARY ASSETS.	UF	-7.127	-12.468
EXPENSE & COST ACCOUNTS	CPI	-8.032	-37.653
TOTAL (CHARGES) CREDITS		-2.981.998	-8.170.316

LIABILITIES (CHARGES) / CREDITS			
SHAREHOLDERS' EQUITY	CPI	1.476.397	4.346.350
MINORITY INTEREST	CPI	559.289	1.541.106
BONDS PAYABLE	UF	698.601	1.611.512
NOTES PAYABLE	UF	47.289	19.658
BORROWINGS FROM BANKS	UF	682	0
MONETARY LIABILITIES.	UF	47.016	213.503
MONETARY LIABILITIES.	CPI	35.210	11.522
NON-MONETARY LIABILITIES.	CPI	15.131	39.232
NON-MONETARY LIABILITIES.	UF	15.658	35.982
REVENUE ACCOUNTS	CPI	22.315	119.589
TOTAL (CHARGES) CREDITS		2.917.588	7.938.454
(LOSS) GAIN FROM PRICE-LEVEL RESTATEMENTS		-64.410	-231.862

20.- Exchange differences

Exchange differences during the periods ended March 31, 2006 and 2005 were as follows:

ASSETS (CHARGES) / CREDITS	Moneda	31-03-2006	31-03-2005
CASH & BANKS	DOLAR	3.192	737
CASH & BANKS	EUROS	0	-4.508
OTHER ASSETS	DOLAR	44	99
OTHER ASSETS	EUROS	138	23
INVENTORIES	DOLAR	-7.157	0
INVENTORIES	EUROS	5.993	0
CASH & BANKS	EUROS	0	0
ACCOUNTS RECEIVABLE	DOLAR	0	0
Total (Charges) Credits		**2.210**	**-3.649**

LIABILITIES (CHARGES) / CREDITS		0	0
ACCOUNTS PAYABLE	DOLAR	-1.863	-1.093
ACCOUNTS PAYABLE	EUROS	-681	1.439
SUNDRY CREDITORS	EUROS	-58	0
OTHER LIABILITIES	DOLAR	0	154
OTHER LIABILITIES	EUROS	-188	0
Total (Charges) Credits		**-2.790**	**500**
(Loss) Gain from exchange differences		**-580**	**-3.149**

21.- Share and bond issue and placement expenses.

During the months of September 2001, December 2002, May 2003, December 2005 and January 2006, the subsidiary Aguas Andinas S.A. issued and placed bonds on the domestic market. In accordance with Circular 1,370 of the Superintendency of Securities and Insurance, the related costs with respect to payments to credit-rating agencies, stamp taxes and other general expenses, were capitalized. These expenses are shown in Other Assets and are broken down as follows:

Bonds	Gross Capitalized Expenses 2006 ThCh$	Gross Capitalized Expenses 2005 ThCh$	Amortization period Years
Series A	0	353.374	5,0
Series B	530.174	530.061	21,0
Series C	1.254.557	1.254.290	8,0
Series D	0	2.592.040	6,0
Series E	119.235	0	6,5
Series F	1.970.869	0	21,0
TOTAL	3.874.835	4.729.765	

The Series A was prepaid during September 2005 so the balance of capitalized expenses at that date was charged to income. In January 2006, the Series D bonds were exchanged and the related capitalized expense was transferred to the Series F bonds in the percentage of the exchange acceptance, the balance not accepted being charged to income.

22.- Statement of cash flows.

In the statement of cash flows, cash equivalents consist of financial investments, including time deposits, marketable securities and securities acquired under resale agreements maturing within 90 days. The detail of the balance of cash and cash equivalents is as follows:

	2006 ThCh$	2005 ThCh$
Cash & banks	359.273	424.031
Time deposits	28.551.625	68.913.852
Marketable securities	3.260.068	799.466
Other current assets (Instruments of Banco Central de Chile)	0	1.596.858
Balance of cash & cash equivalents	32.170.966	71.734.207

Financing cash flow:

Among the financing activities that generated cash flow during the 2006 and 2005 periods, Other sources of financing relate to the collection of reimbursable financing contributions that the Company makes in accordance with current legislation (Decree Law 70, 1988).

Investment activities that commit future flows for Aguas Andinas S.A. and subsidiaries relate to accrued construction works amounting to ThCh$10,538,358 and ThCh$16,919,123 at March 2006 and 2005 respectively.

25.- Derivative Contracts

At March 31, 2006, the Company has derivative contracts with financial institutions to hedge exchange rate fluctuations, valued as described in Note 2s) as follows:

Type of derivative	Type of contract	DESCRIPTION OF CONTRACTS						Value of entry hedged	Accounts affected			
		Contract Value	Term or expiry date	Specific item	Purchase/ sale	Entry or transaction hedged			Asset / Liability		Effect on result	
						Name	Amount		Name	Amount	Realized	Unrealized
FR	CCPE	52.305	II QUARTER 2006	EXCHANGE RATE	Purchase/	ACCOUNTS PAYABLE RELATED COS.	51.810	52.220	ASSET FOR FORWARD	54	-54	0
FR	CCPE	224.913	II QUARTER 2006	EXCHANGE RATE	Purchase/	ACCOUNTS PAYABLE RELATED COS.	222.624	224.444	ASSET FOR FORWARD	530	-530	0

26.- Contingencies and Restrictions

a) Direct guarantees
Performance bonds and guarantee policies have been issued in favour of third parties for ThCh$17,242,386 and ThCh$10,446,632 at March 31, 2006 and 2005 respectively, whose detail is given in the table.

b)Lawsuits pending

The principal lawsuits of the subsidiaries are the following:

-Court: 15th Civil Court of Santiago; Case file: 1337-1996

Aguas Andinas S.A. was sued by a private individual for not having been able to exploit mining deposits on land that was expropriated by the Treasury for the construction of the El Yeso reservoir. At the time of the expropriation, Aguas Andinas S.A. was not the owner of the reservoir as this was transferred to it in 1990. The amount is not determined. Present position: the Santiago Appeals Court confirmed the sentence in the first instance which rejected the demand against Aguas Andinas S.A. and revoked the contrary sentence of the Treasury, denying the demand with respect to the latter.
The plaintiff has presented recourse of annulment in basis and form.

Court: 11th Civil Court of Santiago; Case file: 5716-1999

Aguas Andinas S.A. was sued severally by a gas company for damages to a pipeline as a result of works of a construction company. Aguas Andinas S.A. alleges that it has no responsibility in this incident as it has no relationship whatsoever with the cause of the damage. The amount demanded is ThCh$85,816 plus indexation and interest. Sentence has been passed at the first instance rejecting the suit against Aguas Andinas S.A. accepting only a part of the suit against the construction company for a far lower figure. The gas company has appealed and asked that the suit be entirely accepted, also against Aguas Andinas S.A.

·Court: 4th Civil Court of Santiago; Case No.2235-2001
A company made a demand against Aguas Andinas S.A., alleging having occupied its land without authorization to build the discharge for the El Trebal plant. Aguas Andinas S.A. states that the building was based on rights of granted by third parties. The amount of the demand is not determined as no indemnity has been sought, just the restitution of the land. Sentence in the first instance was favourable to Aguas Andinas S.A., rejecting the demand in all its parts, with costs. The plaintiff has appealed.

Court: 29th Civil Court of Santiago; Case file: 1400-2001
An individual sued Aguas Andinas S.A. alleging having suffered enormous damage on the sale of 8.1 hectares of land for the construction of part of the El Trebal Plant. Aguas Andinas S.A. claims to have paid a fair price. The amount sought is approximately ThCh$120,000.

Judgment in the first instance rejected the suit. The plaintiff has appealed.

Court: 14th Civil Court of Santiago; Case file: 169-2003
A company sued Aguas Andinas S.A. seeking the absolute nullity of Sociedad Gestión y Servicios S.A. in which Aguas Andinas S.A. has a 1% shareholding.
Final sentence was given in the first instance denying the suit and condemning the plaintiff to pay the costs. The plaintiff has appealed.

Court: 11th Civil Court of Santiago; Case file: 3541-2004
Aguas Andinas S.A. was sued for the payment of an indemnity for extra-contractual liability for environmental damage, an offence under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odours from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to an enormous financial damage as a result of the drop in the value of their properties. Amount involved: U.F. 506,594. Current status: First instance – discussion period. Exceptions were presented in order to correct irregularities in the suit and in the procedure that led to the damages under Law 19,300. There is a medium possibility of success in this case as the suit lacks solid arguments. In any case, the result will depend on the proof of damages submitted. The proceedings have not yet commenced.

Court: 19th Civil Court of Santiago; Case file: 2632-2004
A private individual is requesting the reversal of the sale of some water rights to Aguas Andinas S.A. through a third party, sustaining that this has violated his rights. He is demanding the restitution of the water rights that were acquired for U.F. 5,525. The evidence stage is pending. According to information at hand, this suit should not be successful.

11th Civil Court of Santiago; Case No.13.214 - 2004
Aguas Andinas S.A. was sued for damages and extra-contractual liability for environmental damage, an offence under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odours from the Santiago Poniente Plants and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to neighbouring residents, in addition to an enormous financial damage as a result of the drop in the value of their properties. Amount involved: U.F. 492,607 plus indexation and interest. Current status: First instance - discussion period. Exceptions were presented in order to correct irregularities in the suit. There is a moderate possibility of success; the result will depend on the proof of damages submitted. The court process has not yet commenced.

18th Civil Court of Santiago; Case No. 322-2005
Aguas Andinas S.A. was sued for technical faults and defects at the La Farfana Sewage Plant, causing bad odours that have affected the physical and psychological health of the local residents.
Amount demanded: ThCh$3,890,000 plus indexation and interest.

It is believed that it is improbable that damage can be shown affecting or putting at risk the psychological or physical health of the plaintiffs from the bad odours. Even so, the success of the demand will depend on the evidence of the damages. The proceedings stage has still not begun.

·Court: 1st Labour Court of Santiago; Case No.5901-2005
Aguas Andinas S.A. was demanded subsidiarily for damages as the result of the accident and death of 4 workers.
Amount demanded: ThCh$ 2,400,000
State of the case: discussion period.
Estimate of the result: It is still not possible to determine.

·Court: 19th Civil Court of Santiago; Case No.1105-2006

Aguas Andinas S.A. was sued for damages and extra-contractual liability for environmental damage, an offence under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odours from the Santiago Poniente Plants and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to neighbouring residents, in addition to an enormous financial damage as a result of the drop in the value of their properties.
Current status: First instance - discussion period. Exceptions were presented in order to correct irregularities in the suit.
Amount involved: Ch$ 940,000 million plus indexation and interest. The success of the demand will depend on the proof of damages submitted. The court process has not yet commenced.

- Case N. 4693-99, 11th Civil Court of Santiago. Demand with respect to alleged damages brought by 79 residents of the district of Lo Barnechea due to supply problems in October and November 1996. ThCh$728,626 is sought under a rectification of the demand. The Appeals Court accepted the appeal of the Company, accepting the exception of the ineptitude of the libel. The plaintiffs reformulated the demand and the discussion period has ended. There are good probabilities that the Company will win the case.

- Case No.1158-2002, 8th Civil Court of Santiago. Demand for damages for moral damage due to dismissal because of dishonesty by a former employee of the Company, which was declared unjustified by the Supreme Court. The demand is for ThCh$140,000. Status: sentence favourable to the Company. The plaintiff has appealed. It is probable that the court will confirm the sentence in the first instance.

Arbitration. Case before arbitration concerning compliance with an agreement signed on November 10, 1980 before the notary Raúl Undurraga Laso. The Company is asked to prepare and build a device for supplying 30 litres per second at the foot of La Dehesa reservoir. Amount approximately UF 30,000. Status: discussion period ended. It is believed that the demand should be rejected based on the evidence.

Arbitration. Arbitration proceedings concerning a declaration of ineffectiveness of an agreement signed on November 10, 1980 before the notary Raúl Undurraga Laso. This ineffectiveness was produced from the coming into effect of laws and regulations covering the sanitation business. The obligations under the agreement therefore are non-existent. Amount UF 583,983.89. Status: it is not possible to make an estimate given the state of the case. Demand recently notified.

- Case No.1189-2004, 19th Civil Court of Santiago
Appeal against fine for non-compliance of the written orders and instructions of the SISS, by not sending within the set term the information for the "Coverage of sewage treatment" and "Drinking water production" process.
Resolution No.426 of February 9, 2004 for 10 UTA. Status: unfavourable sentence; appealed.

- Case No.2829-2003, 7th Civil Court of Santiago. Appeal against Resolution No.1194 of May 19, 2003 which applied a fine of 26 UTM with respect to discharges of the Los Trapenses sewage treatment plant on July 16, 2002 which exceeded the limit of a thousand fecal coliforms per hundred millimetres of water in the discharge.

- Case No.1134-2004, 7th Civil Court of Santiago. Non-compliance with the written orders and instructions of the SISS by not sending within the set term the information for the "Coverage of sewage treatment" and "Drinking water production" process.

· The Company is party to other lawsuits of less importance (in favour and against).

The management and its legal advisers believe that the above lawsuits will have no adverse material effect on the financial statements, although it has made provisions which are shown in Note 14.

The Company has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1.- Send to the representative of the bond holders a copy of the Company's quarterly and audited annual unconsolidated and consolidated financial statements, and those of the subsidiaries registered with the Superintendency of Securities and Insurance, within the same time limits set by the Superintendency of Securities and Insurance together with all the public information reported to that Superintendency.

2.- Record in its books the provisions for adverse contingencies that may arise and which, in management's opinion, should be reflected in its financial statements and/or those of its subsidiaries.

3.- Maintain insurance cover that reasonably protects its assets including its main offices, buildings, plants, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

4.- The Company is obliged to ensure that its transactions with its subsidiaries or other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

5.- Maintain a debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the debt to equity ratio.

6.- The Company may not sell, assign or transfer essential assets (public-utility concessions granted by the Superintendency of Sanitation Services for Greater Santiago), except for contributions or transfers of essential assets to subsidiary companies.

The Company has the following obligations and restrictions contained in loan agreements with several local banks:

1.- Maintain a debt level of no greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the debt to equity ratio.

2.- Prohibition on the disposal or loss of title over essential assets except for contributions or transfers of essential assets to subsidiaries.

3.- Send to the different banks with which the Company has loans, a copy of the quarterly and audited annual unconsolidated and consolidated financial statements within a maximum term of five days from the time they are sent to the Superintendency of Securities and Insurance.

4.- Record in its books the provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in the financial statements of the Company.

5.- Maintain insurance cover that reasonably protects its assets including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

6.- Send a certificate issued by the general manager of the Company confirming compliance with the obligations assumed in the loan agreement.

7.- Prohibition on the payment of dividends if there is a default or delay in the payment of some loan instalment, except for the minimum obligatory dividend.

8.- Maintain a financial expense coverage ratio of at least 3:1 calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio between operating income plus depreciation and amortization of intangible assets for the year, divided by financial expenses.

9.- Prohibition on the liquidation or dissolution of the Company, its operations or the business in which it engages; or to participate in any action or contract with the purpose of creating a merger or consolidation, except in the case of a merger with its present subsidiaries.

10.- The Company is obliged to ensure that its transactions with its subsidiaries or other related parties are carried out on equitable conditions similar to those normally prevailing in the market.

Acreedor de la garantía	Debtor		Tipo de garantía	Assets affected		Balances outstanding at date of financial statements	
	Name	Relationship		Type	Type	31-03-2006	31-03-2005
SISS	AGUAS ANDINAS S.A.	SUB.	GUARANTEE POLICY			9.070.780	7.094.585
EMPRESA FERROCARRILES	AGUAS ANDINAS S.A.	SUB.	PERFORMANCE BOND			2.365	2.363
ENERSIS S.A.	AGUAS ANDINAS S.A.	SUB.	PERFORMANCE BOND			8.958	8.952
MUNICIPALIDAD DE PROVIDENCIA	AGUAS ANDINAS S.A.	SUB.	PERFORMANCE BOND			20.174	20.178
MUNICIPALIDAD DE LAS CONDES	AGUAS ANDINAS S.A	SUB.	PERFORMANCE BOND			1.000	1.041
MUNICIPALIDAD DE SANTIAGO	AGUAS ANDINAS S.A.	SUB.	PERFORMANCE BOND			33.319	16.642
MUNICIPALIDAD DE PEÑAFLOR	AGUAS ANDINAS S.A.	SUB.	PERFORMANCE BOND			0	60
SERVIU METROPOLITANO	AGUAS ANDINAS S.A.	SUB.	PERFORMANCE BOND			3.037.763	0
DIRECCIONA REGIONAL VIALIDAD	AGUAS ANDINAS S.A.	SUB.	PERFORMANCE BOND			9.919	8.646
MUNICIPALIDAD DE VITACURA	AGUAS CORDILLERA S.A.	SUB.	PERFORMANCE BOND			35.831	35.809
MUNICIPALIDAD DE LO BARNECHEA	AGUAS CORDILLERA S.A.	SUB.	PERFORMANCE BOND			292.434	7.966
ENERSIS S.A.	AGUAS CORDILLERA S.A.	SUB.	PERFORMANCE BOND			0	1.075
SISS	AGUAS CORDILLERA S.A.	SUB.	PERFORMANCE BOND			1.674.887	836.456
SISS	AGUAS CORDILLERA S.A.	SUB.	GUARANTEE POLICY			647.272	581.714
SISS	AGUAS LOS DOMINICOS S.A.	SUB.	PERFORMANCE BOND			252.663	252.498
CONAMA	ANAM S.A.	SUB.	PERFORMANCE BOND			53.613	13.388
CONSTRUCTORA NORTE SUR S.A.	AGUAS ANDINAS S.A.	SUB.	PERFORMANCE BOND			440.062	715.495
MUNICIPALIDAD DE LAS CONDES	AGUAS CORDILLERA S.A.	SUB.	PERFORMANCE BOND			2.500	3.644
SISS	AGUAS MANQUEHUE S.A.	SUB.	PERFORMANCE BOND			370.872	370.629
SISS	AGUAS MANQUEHUE S.A.	SUB.	GUARANTEE POLICY			466.345	473.201
SERVIU METROPOLTANO	AGUAS CORDILLERA S.A.	SUB.	PERFORMANCE BOND			677.376	0
DIRECCION OBRAS HIDRAULICAS	AGUAS ANDINAS S.A.	SUB.	PERFORMANCE BOND			6.804	0
POLPAICO S.A.	ANAM S.A.	SUB.	PERFORMANCE BOND			0	1.249
ESSAT S.A.	ANAM S.A.	SUB.	PERFORMANCE BOND			0	1.041
I MUNICIPALIDAD DE MAIPU	AGUAS ANDINAS S.A.	SUB.	PERFORMANCE BOND			937	0
CHILECTRA S.A.	AGUAS CORDILLERA S.A.	SUB.	PERFORMANCE BOND			1.075	0
COSTANERA NORTE S.A.	AGUAS CORDILLERA S.A.	SUB.	PERFORMANCE BOND			134.314	0
I MUNICIPALIDAD DE LO BARNECHEA	AGUAS MANQUEHUE S.A.	SUB.	PERFORMANCE BOND			1.123	0
TOTAL						17.242.386	10.446.632

24.- Guarantees received from third parties

At March 31, 2006 and 2005, the Company had received documents in guarantee for ThCh$17,187,501 and ThCh$19,261,248 respectively arising principally from works contracts with construction companies to ensure full compliance with contracts. There are also other guarantees to ensure compliance of service and materials supply contracts to ensure their prompt provision or delivery.

The following is a detail of the more significant bank guarantees received as at March 31, 2006:

Aguas Andinas S.A.

CONTRATOR	AMOUNT ThCh$	EXPIRY DATE
SOCIEDAD GENERAL DE MONTAJES	85.765	28-05-2007
DALCO INGENIERIA LTDA.	88.722	16-05-2008
CONSTRUCTORA ACONCAGUA S.A.	96.745	26-06-2006
CONSTRUCTORA BELFI-BCF LTDA.	107.494	28-02-2007
CONSTRUCTORA CBA LTDA.	118.243	31-12-2006
CONSTRUCTORA ACSA LTDA.	120.604	25-09-2007
GTECH CORPORATION CHILE	121.826	27-10-2006
CIA. AMERICANA DE MULTISERVICIOS S.A.	136.964	31-05-2006
CIA. AMERICANA DE MULTISERVICIOS S.A.	179.757	03-05-2007
CHILECTRA S.A.	179.157	01-08-2006
JARA GUMUCIO S.A.	207.000	02-01-2008
CONSTRUCTORA VESPUCIO NORTE S.A.	214.987	30-06-2006
CONSTRUCTORA NORTE SUR S.A.	215.507	30-08-2006
ITT SANITAIRE	224.541	30-10-2007
CLARO,VICUÑA VALENZUELA S.A.	233.424	15-02-2007
CLARO,VICUÑA VALENZUELA S.A.	253.217	30-06-2006
KDM S.A.	268.735	10-01-2007
JARA GUMUCIO S.A.	288.442	20-07-2006
CONSTRUCTORA CON-PAX S.A.	312.987	08-09-2006
NECSO ENTRECANALES C. CHILE S.A.	319.956	31-01-2007
SACYR CHILE S.A.	319.956	31-01-2007
CADAGUA S.A.	1.154.360	11-02-2007
DEGRéMONT S.A. AGENCIA EN CHILE	2.186.413	30-08-2007
TOTAL	7.434.802	

Aguas Cordillera S.A.

CONTRATOR	AMOUNT ThCh$	EXPIRY DATE
Socovesa Ing. y Construcción S.A.	350.359	02-04-06
Icafal Ing. y Construcción S.A.	256.400	30-09-07
Captagua Ingenieria. S.A.	133.232	20-05-08
ACSA AGBAR Construcción Ltda.	107.369	25-05-06
Ingeniería y Constructora Oyarzún y Moreno Ltda.	85.067	17-07-06
Constructora Trébol Ltda.	71.677	28-02-07
Ingeniería y Construcción MST S.A.	66.652	30-04-06
Ingeniería y Construcción MST S.A.	58.333	30-04-07
Constructora Cosal S.A.	56.204	01-02-07
Captagua Ingenieria. S.A.	55.826	17-12-07

Inlac S.A.	54.068	15-02-07
Inmobiliaría Manquehue Oriente S.A.	51.167	03-04-06
Degremont Ltda.	48.351	09-01-07
Marcelino Carrasco Bahamondes y Cia.	44.789	03-05-07
Captagua Ingenieria. S.A.	38.547	20-08-07
Soc. Constructora Rupanco S.A.	33.770	31-07-07
Inmob. y Const. Nueva Pacífico Sur Ltda.	32.716	17-08-07
Captagua Ingenieria. S.A.	31.770	26-03-07
Empresa Constructora Modelo S.A.	29.045	30-09-06
Inmobiliaría y Const.Nueva Pacífico Sur Ltda.	26.873	01-09-06
Captagua Ingenieria. S.A.	25.000	19-04-06
Adolfo Yudin Royo	24.964	20-07-07
Ernst Welzel Tautz	24.911	01-06-06
Jara Gumucio S.A.	22.214	30-05-07
TOTAL	1.729.304	

Aguas Los Dominicos S.A.

CONTRATOR	AMOUNT ThCh$	EXPIRY DATE
Ing. Consultores Asociados Ltda.	327	02-05-2006
Servicios y Asesorías prof. S. A.	3.000	30-06-2008
D y T Ingeniería Ltda.	576	15-05-2006
TOTAL	3.903	

Aguas Manquehue S.A.

CONTRATOR	AMOUNT ThCh$	EXPIRY DATE
Dalco Ingeniería Ltda.	18.235	04.04.2006
Compañía Técnica e Importadora Temac S.A.	25.000	12.04.2006
Ecopreneur Chile S.A.	25.000	17.04.2006
Inmobiliaria y Const.Nueva Pacífico Sur Ltda.	6.091	19.04.2006
Sociedad Constructora Rupanco S.A.	20.000	30.05.2006
Dalco Ingeniería Ltda.	21.150	02.01.2007
Ingeniería y Constructora Eugenio Díaz	27.552	25.03.2007
Empresa Constructora Olbertz Ltda.	24.524	10.07.2007
Ingeniería Construcción y Montajes S.A.	5.520	30.07.2007
TOTAL	173.072	

Ecoriles S.A.

CONTRATOR	AMOUNT ThCh$	EXPIRY DATE
Sodexho Chile S.A.	1.200	22-07-2006
TOTAL	1.200	

Anam S.A.

CONTRATOR	AMOUNT ThCh$	EXPIRY DATE
Perkin Elmer Ltda.	12.838	29-05-2006
TOTALES	12.838	

Gestión y Servicios S.A.

As of March 31, 2006 and 2005, the Company has not received documents in guarantee.

25.- Local and Foreign Currencies

The Company shows the following assets and liabilities in local and foreign currency at March 31, 2006 and 2005:

Assets:

	Currency	Amount 31-03-2006	Amount 31-03-2005
Current Assets			
CASH & BANKS	NON-INDEXED CH$	350.652	414.259
CASH & BANKS	DOLLAR	8.621	9.772
MARKETABLE SECURITIES	NON-INDEXED CH$	2.910.540	799.466
TRADE ACCOUNTS RECEIVABLE	NON-INDEXED CH$	37.116.417	33.580.682
NOTES RECEIVABLE	NON-INDEXED CH$	1.231.282	388.067
NOTES RECEIVABLE	INDEXED CH$	689.418	653.681
SUNDRY DEBTORS	INDEXED CH$	56.476	121.184
NOTES RECEIVABLE FROM RELATED	NON-INDEXED CH$	23.601	21.678.568
INVENTORIES	INDEXED CH$	909.824	1.339.044
RECOVERABLE TAXES	INDEXED CH$	460.904	2.715.569
SUNDRY DEBTORS	EURO	4.166	2.868
PREPAID EXPENSES	INDEXED CH$	357.935	463.917
DEFERRED TAXES	INDEXED CH$	909.596	336.395
OTHER CURRENT ASSETS	NON-INDEXED CH$	1.500	1.579.020
SUNDRY DEBTORS	DOLLAR	1.005	1.047
SUNDRY DEBTORS	NON-INDEXED CH$	452.444	1.058.897
TIME DEPOSITS	NON-INDEXED CH$	28.551.625	68.913.852
MARKETABLE SECURITIES	EURO	349.528	0
PREPAID EXPENSES	NON-INDEXED CH$	0	
OTHER CURRENT ASSETS	INDEXED CH$	1.299.051	1.718.029
RECOVERABLE TAXES	NON-INDEXED CH$	41.072	99.080
Fixed Assets			
FIXED ASSETS	INDEXED CH$	587.094.108	591.110.426
Other assets			
GOODWILL	INDEXED CH$	346.274.120	371.589.119
GOODWILL	INDEXED CH$	-1.059	-1.126
LONG-TERM DEBTORS	NON-INDEXED CH$	1.479.942	2.156.994
LONG-TERM DEBTORS	INDEXED CH$	6.860.553	8.497.488
INTANGIBLE ASSETS (NET)	INDEXED CH$	35.761.907	35.800.756
OTHERS	INDEXED CH$	1.206.350	1.280.125
OTHERS	NON-INDEXED CH$	12.715.422	8.975.658
Total Assets			
	NON-INDEXED CH$	84.874.497	139.644.543
	DOLLAR	9.626	10.819
	$ REAJUSTABLES	981.879.183	1.015.624.607
	EURO	353.694	2.868

Current Liabilities

	Currency	Up to 90 days				90 days to 1 year			
		31-03-2006		31-03-2005		31-03-2006		31-03-2005	
		Amount	Int. rate	Amount	Int. rate	Amount	Int. rate	Amount	Int. rate
CURRENT PORTION OF BONDS PAYABLE	INDEXED CH$	8.591.369	4,25	18.330.555	4,33	5.971.888	4,25	17.571.687	4,59
CURRENT PORTION L/T BANK BORROWINGS	INDEXED CH$	210.396	7,03	212.957	4,08	0	-	206.567	4,06
ACCOUNTS PAYABLE	NON-INDEXED	13.234.939	-	14.412.282	-	0	-	0	-
ACCOUNTS PAYABLE	INDEXED CH$	55.349	-	23.735	-	34.091	-	0	-
ACCOUNTS PAYABLE	EURO	18.548	-	45.525	-	0	-	0	-
ACCOUNTS PAYABLE	DOLLAR	171.664	-	243.163	-	0	-	0	-
NOTES PAYABLE	INDEXED CH$	275.863	7,04	517.966	6,01	123.379	6,89	4.541.710	6,15
SUNDRY CREDITORS	NON-INDEXED	65.590	-	62.585	-	51.337	-	71.721	-
SUNDRY CREDITORS	INDEXED CH$	1.103.379	-	1.131.918	-	112.009	-	100.602	-
PROVISIONS	NON-INDEXED	8.329.061	-	12.218.486	-	4.431.893	-	0	-
WITHHOLDINGS	NON-INDEXED	7.330.314	-	7.600.593	-	0	-	0	-
INCOME TAX	NON-INDEXED	1.282.556	-	999.219	-	1.883.869	-	300.106	-
NOTES & ACCOUNTS PAYABLE RELATED COMPANIES	NON-INDEXED	1.654.552	-	8.571.970	-	0	-	0	-
UNEARNED INCOME	INDEXED CH$	747.135	-	416.283	-	398.169	-	257.220	-
UNEARNED INCOME	NON-INDEXED	131.650	-	727.145	-	0	-	0	-
PROVISIONS	INDEXED CH$	22.637	-	24.743	-	0	-	0	-
CURRENT PORTION L/T BANK BORROWINGS	NON-INDEXED	2.524.956	7,40	933.954	4,17	4.983.333	7,29	0	-
OTHER LIABILITIES	NON-INDEXED	4.665	-	15.655	-	0	-	0	-
NOTES & ACCOUNTS PAYABLE RELATED COMPANIES	EURO	1.499.014	-	1.126.125	-	0	-	0	-
NOTES PAYABLE	NON-INDEXED	10.012	-	0	-	250.530	-		-
TOTAL CURRENT LIABILITIES									
	INDEXED CH$	11.006.128		20.658.157		6.639.536		22.677.766	
	NON-INDEXED	34.568.295		45.539.889		11.600.962		371.827	
	EURO	1.517.562		1.171.650		0		0	
	DOLLAR	171.664		243.163		0		0	

Long-term liabilities: 2006

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount	Avrge. annual interest rate	Amount	Avrge. annual interest rate	Amount	Avrge. annual interest rate	Amount	Avrge. annual interest rate
BANK BORROWINGS	NON-INDEXED	28.093.335	7,29	32.173.332	7,29	1.900.000	7,40	0	-
BONDS PÁYABLE	INDEXED CH$	29.018.305	4,26	34.842.544	4,31	61.802.900	4,37	73.498.665	4,77
NOTES PAYABLE	INDEXED CH$	571.548	7,05	407.834	7,55	12.805.087	5,68	12.792.665	3,91
SUNDRY CREDITORS	INDEXED CH$	798.056	-	790.031	-	0	-	0	-
PROVISIONS	INDEXED CH$	197.410	-	197.410	-	493.522	-	6.980.857	-
DEFERRED TAXES	INDEXED CH$	445.988	-	434.997	-	1.087.495	-	1.846.755	-
OTHER LIABILITIES	INDEXED CH$	321.524	8,64	93.655	8,50	203.797	8,84	0	-
OTHER LIABILITIES	NON-INDEXED	48.094	-	0	-	0	-	0	-
TOTAL LONG-TERM LIABILITIES									
	NON-INDEXED	28.141.429		32.173.332		1.900.000		0	
	INDEXED CH$	31.352.831		36.766.671		76.392.801		95.118.942	

Long-term liabilities: 2005

RUBRO	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount	Avrge. annual interest rate	Amount	Avrge. annual interest rate	Amount	Avrge. annual interest rate	Amount	Avrge. annual interest rate
BONDS PÁYABLE	INDEXED CH$	85.315.933	4.6	76.316.001	4.32	19.212.975	5.01	23.910.461	6.25
NOTES PAYABLE	INDEXED CH$	976.284	6.62	451.716	6.91	11.724.833	4.82	11.559.137	4.34
SUNDRY CREDITORS	INDEXED CH$	1.101.847	-	493.430	-	515.634	-	0	-
PROVISIONS	INDEXED CH$	220.988	-	220.988	-	552.473	-	5.791.832	-
DEFERRED TAXES	INDEXED CH$	406.874	-	396.275	-	988.434	-	1.391.397	-
OTHER LIABILITIES	INDEXED CH$	714.705	6.7	214.479	7.8	145.290	7.12	0	-
BANK BORROWINGS	INDEXED CH$	20.799.160	4.17	29.245.160	4.17	20.847.760	4.18	0	-
BANK BORROWINGS	INDEXED CH$	206.567	-	0	-	0	-	0	-
TOTAL LONG-TERM LIABILITIES									
	INDEXED CH$	109.742.378		107.338.049		53.987.399		42.652.827	

26.- Sanctions

Inversiones Aguas Metropolitanas S.A.

a) Superintendency of Securities and Insurance:

Neither the Company nor its directors or executives were sanctioned during the periods covered by the financial statements.

b) Other administrative authorities.

Aguas Andinas S.A.
Year 2006

By Resolution SISS No.553 of February 8, 2006, a fine of 50 UTA was applied mainly for non-compliance with the written instructions of the Superintendency, contained in various notes, by not providing in good time information on expenses and costs for the year 2004. An appeal was lodged before the 26th Civil Court of Santiago (case No.15200-2006) in order to obtain a reduction in the fine, pending judgment.

Year 2005

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By Resolution SISS No.2807/2005, it applied a fine of 25 UTA, paid at December 30, 2005, for non-compliance with No.6 of Chapter VII of the Invoicing Manual.

By Resolution 710/2005, it applied a fine for non-compliance with written instructions given by the Superintendency in its Official Letter No.1908 and in Chapter XI of the Invoicing Manual. Amount payable 40 UTA. Status: unfavourable sentence: appeal lodged.
Estimate of the result: it is intended to obtain a reduction in the fine.

ii) The Metropolitan Region COREMA applied a fine of 300 UTM by its Resolution No.069/2005 of February 17, 2005, as a result of bad odours emanating from the La Farfana treatment plant. 10% of the fine was paid in order to appeal to the courts. Appeal proceedings were brought before the 27th Civil Court of Santiago, case No.6857/2005. Status: in the evidence stage.

Year 2004

i)The Superintendency of Sanitation Services applied the following fines:
By Resolution 415 dated February 9, 2004, the SISS fined the Company for not complying with written orders and instructions to send within the set term information for the "Cover of the treatment of sewage" and "Production of drinking water" processes. Appeal proceedings were lodged with the 29th Civil Court of Santiago (case No.1189-2004).

Status: In the first instance stage, the appeal was rejected. A further appeal was made. The amount of the sanction is 30 UTA.

The Company was sanctioned when the SISS detected a failure to comply with the parameters established on fecal coliforms during a self-evaluation made during the second quarter of 2003 at the Paine plant. Summary complaint proceedings were brought before the 29th Civil Court of Santiago (case No.1434-2004). Status: in the second instance stage, the appeal against the sanction is pending. The amount of the sanction is 26 UTA.

By SISS Resolution 2858, the Company was fined for not complying with written orders and instructions issued by the SISS under Official memorandum 2774 and the development plan for the town of Curacaví. Summary complaint proceedings were brought before the 29th Civil Court of Santiago (case No.11711-2004). Status: sentencing period. The amount of the sanction is 51 UTA.

ii) SESMA (the national environmental authority) applied the following fines:
By Resolution 5180 of December 15, 2003, a fine of 1,000 UTM was applied due to bad odours emanating from the La Farfana plant. The fine was paid in order to be able to bring a claim before the courts. This was presented to the 17th Civil Court of Santiago (case No.2999-2004). Status: awaiting start of evidence stage.

By Resolution 4838 of October 19, 2004, confirmed by Resolution 782 of February 2, 2005, SESMA fined the Company with 2,000 UTM for breach of Law 144/61 of the Ministry of Health, which sets standards for avoiding atmospheric emanations or contaminants of any kind. The fine was paid in order to bring a claim before the court. This was presented to the 25th Civil Court of Santiago (Case No.4566-2005). Status: in the evidence stage.

iii) By Resolution 177 of May 28, 2004, the Metropolitan Region Environmental Authority (COREMA) fined the Company 1,000 UTM for bad odours emanating from the La Farfana Plant. 5% of the fine was paid in order to commence a complaint through the courts (28th Civil Court of Santiago - Case No.6593-2004). Status: in the evidence stage.

Aguas Cordillera S.A.

By Resolution 425 of February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.
This fine is being appealed by the Company in the 4th Civil Court of Santiago (case No.1195-2004). Status: Unfavourable sentence; appealed against.

The Superintendency of Sanitation Services fined the Company under its Resolution 2734 for not complying with its written orders contained in Official Memorandum 2774 and in the development plan.

This fine is being appealed by the Company in the 29th Civil Court of Santiago (case No.11,129). Status: Unfavourable sentence; appealed against.

Aguas Manquehue S.A.

On May 19, 2003, the Superintendency of Sanitation Services fined the Company under its Resolution 1194 for failure to comply with the NCH 1333 Of 78 standard.
The Company paid the fine and this case is under appeal in the 7th Civil Court of Santiago (Case No.2829-2003). Status: on December 9, 2003, the appeal was granted against the sentence which rejected the demand.

By Resolution 424 dated February 9, 2004 the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.
This fine is being appealed against by the Company in the 7th Civil Court of Santiago (Case No.1134-2004). Status: Unfavourable sentence; appealed against.

Aguas Los Dominicos S.A.

By Resolution 426 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the set term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.
This fine is being appealed by the Company in the 19th Civil Court of Santiago (Case No.1189-2004). Status: Unfavourable sentence; appealed against.

During the periods covered by the financial statements, no other sanctions have been applied to the companies, their directors or executives.

27.-Subsequent events

An extraordinary board meeting of the Company held in Barcelona, Spain on April 4 resolved the following:
a.To authorize the sale of 67,308,616 Series A shares in Aguas Andinas S.A., equivalent to 1.1% of the total subscribed and paid shares of that company, at a minimum price of Ch$182 per share. Following this transaction, the shareholding of Inversiones Aguas Metropolitanas S.A. in Aguas Andinas S.A. will reduce by 1.1%, but retaining control of that company with a holding of 50.102% of the capital, i.e. 3,065,744,510 Series A shares.
b.To amend the board resolution adopted on March 22, 2006, in order to submit for the consideration of the extraordinary shareholders' meeting called for next April 27 a proposal to reduce the capital by up to ThCh$ 33,609,900 through the corresponding amendment of the bylaws and payment in cash to shareholders pro rata to their holdings in the corporate capital.

The management of the Company is unaware of any other subsequent events at the time of the issue of these financial statements that might significantly affect the financial position and/or results of the Company and subsidiaries at March 31, 2006.

Aguas Andinas S.A.

The board on April 25, 2006 accepted the resignations presented by Bernardo Espinosa Bancalari and Roberto Hempel Holzapfel as director and alternate director respectively.

The management of the company is unaware of any other subsequent events at the time of the issue of these financial statements that might significantly affect the financial position and/or results of the company at March 31, 2006.

Aguas Cordillera S.A.

The ordinary shareholders meeting held on April 25, 2006 adopted the following resolutions:

a) Approved the annual report, financial statements, report of the external auditors for the year ended December 13, 2005.
b) Agreed not to distribute dividends against the net income for 2005 and transfer them to retained earnings.
c) Appoint Deloitte as the external auditors for the year 2006.

The management of the company is unaware of any other subsequent events at the time of the issue of these financial statements that might significantly affect the financial position and/or results of the company at March 31, 2006.

Aguas Los Domínicos S.A.

The ordinary shareholders meeting held on April 25, 2006 adopted the following resolutions:

a) Approved the annual report, financial statements, report of the external auditors for the year ended December 13, 2005.
b) Agreed to distribute all the net income for 2005 as a dividend, payable from May 25, 2006.
c) Appoint Deloitte as the external auditors for the year 2006.

The management of the company is unaware of any other subsequent events at the time of the issue of these financial statements that might significantly affect the financial position and/or results of the company at March 31, 2006.

Aguas Manquehue S.A.

The ordinary shareholders meeting held on April 25, 2006 adopted the following resolutions:

a) Approved the annual report, financial statements, report of the external auditors for the year ended December 13, 2005.

b) Agreed not to distribute dividends against the net income for 2005 and transfer them to retained earnings.
c) Appoint Deloitte as the external auditors for the year 2006.

The management of the company is unaware of any other subsequent events at the time of the issue of these financial statements that might significantly affect the financial position and/or results of the company at March 31, 2006.

28.- The environment

The Parent has not disbursed any resources on environmental projects during the periods ended March 31, 2006 and 2005.

Subsidiaries

The principal disbursements in projects for improving the environment during the 2006 and 2005 periods refer to the construction of the sewage treatment plants detailed below:

Name of Works	2006 ThCh$	2005 ThCh$
La Farfana treatment plant	693.615	0
Curacaví treatment plant	385.825	145.366
Machinery for bio-drying	51.854	0
Talagante treatment plant	49.793	2.733.018
Repair of mixed mud chambers	27.398	0
Esmeralda Melipilla treatment plant (improvements)	18.924	0
External platform for handling & disposal of muds	14.564	0
Mud raising chamber & transport	10.689	0
La Farfana final muds handling plant	9.990	24.881
Isla de Maipo treatment plant remoto control	6.077	0
Pomaire plant improvement	5.004	1.374
Paine treatment plant	4.343	0
Cexas & Esmeralda treatment plants remote controls	1.480	0
El Trebal plant improvement	1.296	0
Cexas Melipilla treatment plant (expansion)	1.254	0
Buin Maipú treatment plant	1.254	0
Los Nogales treatment plant	0	32.689
Plant chlorine leakage prevention & neutralization	0	9.761
TOTAL	1.285.366	2.949.094

29.- Long-term notes payable

Clause 14 of Decree Law 70 published in the Official Gazette on March 30, 1998 and clause 42 of Supreme Decree 453 set out the rules for the possibility of demanding reimbursable financial contributions for capacity and for extending the corresponding service to whoever asks to be incorporated as a customer or requires a service expansion. The debt for reimbursable contributions is shown in Long-term notes payable for ThCh$ 26,577,134 and ThCh$ 24,711,970 at March 31, 2006 and 2005 respectively.

33.- Transfer of ownership of sanitation works

Under an agreement signed on June 30, 1998 between the Metropolitan Regional Government and Aguas Andinas S.A., ownership of the sanitary works constructed or acquired with resources of the National Regional Development Fund was transferred to the Company. The assets transferred under this agreement, which constitute contributions from third parties, are governed by Decree Law 70 issued by the Ministry of Public Works in 1988 and the provisions of clause 36 of the respective MINECON Law 453 of 1989.

At December 31, 1998, these assets were incorporated into the Company's fixed assets at a nominal value of Ch$1 for each one, as there is a prohibition on considering these assets transferred by the Regional Government as an investment for purposes of tariff setting. The Company cannot therefore earn a return on them and they do not represent any additional operating benefits for the Company to those already obtained since they started operations.

Furthermore, the cost benefit is not altered with respect to previous years as the Company made no disbursements.
The maximum tariff contemplated for this type of contribution is intended only to cover the operating and maintenance costs required.
According to the instructions of the Superintendency of Securities and Insurance, in its Resolution 01489 of March 22, 2000, the estimated technical value of these works was determined for information purposes. This amounts now to ThCh$ 1,595,564 and its depreciation, determined on the basis of its time in use, amounts to ThCh$ 544,403.
The principal criteria used in the valuation of these works include earth movement, supply pipes, drinking water and sewage chambers and labour costs, all as at March 2006. The average useful life of these assets is 406 months and their remaining average useful life at March 2006 is 289 months.

MATERIAL INFORMATION

Inversiones Aguas Metropolitanas S.A.

At its meeting held on February 28, the board of the Company unanimously agreed the following:

1) To cancel the calling of the extraordinary shareholders meeting agreed at the board meeting held on December 14, 2005, and which should have been held next March 8, in order to renew the interim board of the company. The agreement to call the meeting was reported to the Superintendency on December 14, 2005 and the corresponding notices were published in the *Diario Financiero* on February 17, 20 and 21, 2006.
2) To call the ordinary shareholders meeting for April 27, 2006 at 11 a.m. at Avda. Presidente Balmaceda 1398, 10th floor, Santiago. The agenda for the ordinary meeting will be the following:
a. Examination of the position of the company and the reports of the external auditors and the approval or rejection of the annual report, balance sheet and the financial statements and demonstrations presented by the management;
b. The distribution of the net income for the year and distribution of dividends;
c. The revocation of the interim board and election of all its titular and alternate members;
d. The appointment of the external auditors and credit-rating agencies, and
e. In general, any matter of corporate interest that is not reserved for the consideration of an extraordinary shareholders meeting.

3) To call an extraordinary shareholders meeting for April 27, 2006 to be held immediately following the close of the ordinary meeting referred to above, at Avda. Presidente Balmaceda 1398 10th floor, Santiago, in order to consider the proposal of the board to reduce the capital of the Company in the amount and at the time the meeting shall decide.

At a board meeting held on March 22, 2006, the following was unanimously agreed:
a) To submit for the approval of the ordinary shareholders meeting to be held on April 27, 2006, among other matters, the board's proposal to distribute a final dividend of ThCh$5,974,400, equivalent to Ch$5.9744 per share, proposing May 29, 2006 as the payment date.
b) To submit to the consideration of the extraordinary shareholders meeting to be held on April 27, 2006, the board's proposal to reduce the capital of the Company by ThCh$21,959,900, and to distribute this to shareholders pro rata to their shareholdings as a charge to the proposed capital reduction, corresponding to Ch$21.9599 per share. It was also agreed to propose to authorize the board to set the date for this payment, which may be no later than June 30, 2006, all subject to compliance with the legislation concerning capital reductions.

Aguas Andinas S.A.

The board of the company, at its meeting held on February 28, 2006, agreed to call the ordinary shareholders meeting for April 26, 2006, at 11 a.m. at Avda. Presidente Balmaceda 1398, 10th floor, Santiago. The agenda will be that reserved for ordinary meetings.

Aguas Cordillera S.A.

The company reported on March 1, 2006 that the board of the company, at its meeting held on February 28, 2006, agreed to call the ordinary shareholders meeting for April 25, 2006, at Avda. Presidente Balmaceda 1398, 17th floor, Santiago.

Aguas Los Dominicos S.A.

The board of the company, at its meeting held on February 28, 2006, agreed to call the ordinary shareholders meeting for April 25, 2006, at 4.30 p.m. at Avda. Presidente Balmaceda 1398, Santiago. The agenda will be that reserved for ordinary meetings.

Aguas Manquehue S.A.

The company reported on March 1, 2006 that the board of the company, at its meeting held on February 28, 2006, agreed to call the ordinary shareholders meeting for April 25, 2006, at 5 p.m. at Avda. Presidente Balmaceda 1398, 17th floor, Santiago. The agenda will be that reserved for ordinary meetings.

Inversiones Aguas Metropolitanas S.A. and subsidiaries reported no other material information at the end of the period ended March 31, 2006.

INVERSIONES AGUAS METROPOLITANAS S.A.

BALANCE SHEETS AT JUNE 30, 2006 AND 2005
(thousands of Chilean pesos)

	2006 ThCh$	2005 ThCh$
ASSETS		
CURRENT		
Cash & banks	8.018	57.040
Time deposits	698.852	-
Marketable securities	506.454	558.183
Sundry debtors (net)	-	2.026
Notes & accounts receivable related companies	1.668.571	1.418.476
Recoverable taxes	63.194	182.367
Other current assets	28.557	611.092
Total current assets	2.973.646	2.829.184
FIXED:		
Machinery & equipment	8.795	-
Other fixed assets	4.868	3.873
Accumulated depreciation (less)	(4.213)	(3.873)
Total fixed assets	9.450	-
OTHER ASSETS		
Investments in related companies	188.921.255	190.628.098
Goodwill	282.126.059	309.779.848
Others	-	83.683
Total other assets	471.047.314	500.491.629
TOTAL ASSETS	474.030.410	503.320.813

The accompanying notes form an integral part of these financial statements

LIABILITIES & SHAREHOLDERS' EQUITY	2006 ThCh$	2005 ThCh$
CURRENT:		
Accounts payable	80.183	-
Sundry creditors	51.937	53.227
Notes & accounts payable to related companies	1.715.301	1.351.124
Provisions	101.519	22.827
Withholdings	72.739	143.559
Income tax	-	57.888
Deferred taxes	12.578	13.446
Other current liabilities	421	35.553
Total current liabilities	2.034.678	1.677.624
LONG TERM :		
Deferred tases	165.789	178.711
Total long-term liabilities	165.789	178.711
SHAREHOLDERS' EQUITY :		
Paid capital	452.261.913	486.094.971
Reserve restatement of capital	5.042.101	5.115.621
Retained earnings	14.525.929	10.253.886
Accumulated earnings	301.084	296.441
Net income for the period	14.224.845	9.957.445
Total Shareholders' Equity	471.829.943	501.464.478
Total Liabilities & Shareholders' Equity	474.030.410	503.320.813

INVERSIONES AGUAS METROPOLITANAS S.A.

STATEMENT OF INCOME
FOR THE PERIODS ENDED JUNE 30, 2006 AND 2005
(thousands of Chilean pesos)

	2006 ThCh$	2005 ThCh$
SALES	1.947.755	2.347.398
COST OF SALES	(1.782.351)	(2.142.193)
OPERATING MARGIN	165.404	205.205
ADMINISTRATIVE & SELLING EXPENSES	(353.548)	(128.534)
OPERATING INCOME	(188.144)	76.671
NON-OPERATING RESULT		
Financial income	198.380	10.574
Equity in income of related companies	23.298.123	20.851.705
Other non-operating income	1.548.544	-
Equity in losses of related companies (less)	-	(21)
Amortization goodwill (less)	(10.682.742)	(10.869.468)
Financial expenses (less)	(5.523)	(1.400)
Other non-operating expenses (less)	(141.090)	-
Price-level restatements	137.430	(31.650)
Exchange differences	43.052	510
Non-operating result	14.396.174	9.960.250
INCOME BEFORE INCOME TAX	14.208.030	10.036.921
INCOME TAX	16.815	(79.476)
NET INCOME FOR PERIOD	14.224.845	9.957.445

The accompanying notes form an integral part of these financial statements

INVERSIONES AGUAS METROPOLITANAS S.A.

STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2006 AND 2005
(thousands of Chilean pesos)

	2006 ThCh$	**2005** ThCh$
NET CASH FLOW FROM OPERATING ACTIVITIES:		
Collection of trade accounts receivable	1.747.734	2.596.440
Financial income	216.326	10.357
Dividends & other distributions received	27.388.846	33.287.204
Other income	51.348	45.487
Payments to suppliers & personnel	(1.381.968)	(2.050.561)
Interest paid	(818)	-
Income tax paid	(122.244)	-
Other expenses paid	(460.193)	(5.744)
Value Added Tax & similar payments	(667.981)	(229.691)
Net positive cash flow from operating activities	26.771.050	33.653.492
NET CASH FLOW FROM FINANCING ACTIVITIES:		
Payment of dividends	(5.549.708)	(29.644.050)
Capital distributions	(33.576.579)	(25.467.050)
Net negative cash flow from financing activities	(39.126.287)	(55.111.100)
NET CASH FLOW FROM INVESTMENT ACTIVITIES:		
Sales of permanent investments	12.287.951	-
Collection of other loans to related companies	-	55.365.107
Acqusition of fixed assets	(8.795)	-
Other loans to related companies	-	(33.283.552)
Net negative cash flow from investment activities	12.279.156	22.081.555
NET TOTAL POSITIVE (NEGATIVE) CASH FLOW FOR PERIOD	(76.081)	623.947
EFFECT OF INFLATION ON CASH & CASH EQUIVALENTS	(167.401)	(1.300)
NET CHANGE IN CASH & CASH EQUIVALENTS	(243.482)	622.647
OPENING BALANCE OF CASH & CASH EQUIVALENTS	1.456.806	603.668
CLOSING BALANCE OF CASH & CASH EQUIVALENTS	1.213.324	1.226.315

INVERSIONES AGUAS METROPOLITANAS S.A.

STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2006 AND 2005
(thousands of Chile pesos)

	2006 ThCh$	2005 ThCh$
RECONCILIATION OF NET CASH FLOW FROM OPERATING ACTIVITIES AND THE RESULT FOR THE PERIOD:		
Net income for the period	14.224.845	9.957.445
Result of asset sales	(1.544.599)	-
Gain on sale of investments (less)	(1.544.599)	-
Charges (credits) to income not representing cash flows:	(12.795.384)	(9.925.139)
Depreciation for period	479	120
Write-offs & provisions	-	25.817
Accrued income on investments in related companies (less)	(23.298.123)	(20.851.705)
Accrued losses on investments in related companies	-	21
Amortization goodwill	10.682.742	10.869.468
Price-level restatements, net	(137.430)	31.650
Exchange differences, net	(43.052)	(510)
Changes in assets affecting cash flows (increases) decreases:	27.345.663	33.222.158
Trade accounts receivable	(180.441)	-
Other assets	27.526.104	33.222.158
Changes in liabilities affecting cash flows -increases (decreases):	(459.475)	399.028
Accounts payable related to operating income	807.046	467.409
Interest payable	(818)	-
Income tax payable	(143.003)	57.888
Other accounts payable related to the non-operating result	(454.719)	-
Value Added Tax & similar payables	(667.981)	(126.269)
NET POSITIVE CASH FLOW FROM OPERATING ACTIVITIES	26.771.050	33.653.492

The accompanying notes form an integral part of these financial statements

INVERSIONES AGUAS METROPOLITANAS S.A.

NOTES TO THE FINANCIAL STATEMENTS
(in thousands of Chilean pesos)

1. INSCRIPTION IN THE SECURITIES REGISTER

The Company is inscribed in the Securities Register of the Superintendency of Securities and Insurance with the number 912 and is subject to the regulatory authority of that Superintendency.

2. ACCOUNTING PRINCIPLES APPLIED

a) Accounting period

These unconsolidated financial statements relate to the periods from January 1 to June 30, 2006 and 2005 respectively.

b) Preparation

The unconsolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, except for investments in subsidiaries which are shown on just one line in the balance sheet at their proportional equity value and have not therefore been consolidated line-by-line. This treatment does not modify the net income for the period or the equity.

In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail for the Company and its subsidiaries.

These financial statements have been issued only for the purpose of making an individual analysis of the Company and should therefore be read together with the consolidated financial statements which are required by accounting principles generally accepted in Chile.

c) Presentation

For comparison purposes, the financial statements at June 30, 2005 and their respective notes have been restated off the books by 3.7%. This percentage corresponds to the variation in the Consumer Price Index during the last twelve months, with a one-month time lag.

d) Price-level restatements

The financial statements have been restated through the application of the monetary correction rules in accordance with accounting principles generally accepted in Chile in order to reflect variations in the purchasing power of the currency in the periods between January 1 and June 30, 2006 and 2005, amounting to 1.1% and 1.0% respectively, with a one-month time lag. The income statement accounts have also been restated to show them at period-end values.

e) Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each period end, at the following rates:

	2006 Ch$	**2005** Ch$
Unidad de Fomento	18,151.40	17,489.25
United States dollar	539.44	579.00
Euro	689.91	700.80

f) Marketable securities

Marketable securities reflect investments in mutual fund quotas made by the companies, shown at their redemption value as at the close of the financial statements.

g) Operaciones con pacto de retroventa

The acquisition of securities under resale agreements are shown as investments in fixed-income instruments under the heading Other current assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

h) Fixed assets

Fixed assets are shown at their restated cost.

i) Depreciation of fixed assets

Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives assigned to the respective assets.

j) Investments in related companies

Investments in related companies with the capacity to exercise a significant influence over the subject company are shown at their proportional equity value, calculated on the basis of their respective financial statements at June 30, 2006 and 2005. The participation in the results for each period is shown on an accrued basis.

k) Goodwill

Goodwill represents the excess paid over the proportional equity value on the purchase of these investments at the time of purchase. This goodwill is being amortized over a maximum period of 20 years from the date of acquisition because it is estimated that the investment will be recovered over this period.

l) Other assets

This heading shows the costs related to technical assistance provided by Ondeo Services Chile S.A. and AGBAR Chile S.A. to the Company in the presentation of the contract offer for the incorporation of advanced management and operating systems and procedures. The term for the amortization of the technical assistance costs is 5 years, which corresponds to the term of the contract.

m) Income tax and deferred taxes

The Company has provided for income tax on the basis of its taxable income determined in accordance with the provisions of the Income Tax Law. In accordance with Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes resulting from timing differences, tax losses that imply a tax benefit and other events that create differences between the financial and tax treatment.

n) Derivative contracts

The Company has signed currency hedging contracts with financial institutions. These contracts were defined as cover for existing items and have been contracted and assigned as instruments for hedging the exchange rate. They are shown in accordance with Technical Bulletin No.57 of the Chilean Institute of Accountants.

o) Sales

The Company's sales relate to technological support and are shown on an accrued basis.

p) Statement of cash flows

The Company considers as cash and cash equivalents its balances held in unrestricted bank local and foreign currency checking accounts and the short-term investments it makes as part of its normal cash management and whose redemption will take place within 90 days from the date the investment and that have no risk of significant loss at the time of redemption. Cash flows from operating activities include the income and expenses that are treated as non-operating in the Statement of Income.

3. ACCOUNTING CHANGES

The accounting principles and criteria described in Note 2 were applied uniformly during the 2006 and 2005 periods.

4. MARKETABLE SECURITIES

The detail of these securities at June 30, 2006 and 2005 is as follows:

Instrument	Book Value 2006 M$	2005 M$
Mutual fund quotas	506.454	558.183
Total Marketable Securities	506.454	558.183

5. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Notes and accounts receivable

(1) The accounts receivable from Inversiones Aguas del Gran Santiago S.A. relate to reimbursements of expenses.

(2) In December 2001, following a public tender made by Aguas Andinas, this company signed a technical services contract with Inversiones Aguas Metropolitanas S.A. whereby Inversiones Aguas Metropolitanas S.A. provides technical assistance in the areas of urban water-cycle management, commercial, strategic, information technology, hydrology, hydraulics and engineering management. The contract is denominated in U.F. and has a term of 5 years with monthly invoicing in line with the services provided.

(3) The receivable from Aguas Industriales del Norte S.A. relates to an expense reimbursement.

Notes and accounts payable

(1) The account with Ondeo Sevices Chile S.A. relates to expense reimbursements.

(2) The account payable to Sociedad General Aguas de Barcelona S.A. relates to a contract in euros for services provided since the year 2001. The contract has a 5-year term, with monthly payments at 63 days without interest.

(3) There is a rental agreement in Unidades de Fomento with Aguas Andinas S.A. for the use of its premises, payable at 30 days.

(4) The account payable to Suez Lyonnaise des Eaux in 2005 related to a contract in euros for services provided, payable monthly at 63 days without interest.

- Documentos y Cuentas Por Cobrar

Tax No.	Company	Short term 2006 ThCh$	Short term 2005 ThCh$
77.329.730-4	Inversiones Aguas del Gran Santiago S.A. (1)	42	-
61.808.000-5	Aguas Andinas S.A. (2)	1.668.529	1.417.990
96.974.880-0	Aguas Industriales del Norte S.A. (3)	-	486
	Total	1.668.571	1.418.476

- Documentos y Cuentas por Pagar

Tax No.	Company	Short term 2006 M$	Short term 2005 M$
96.885.200-0	Ondeo Services Chile S.A. (1)	288.563	-
00.000.001-9	Soc. Gral. Agua de Barcelona S.A. (2)	1.423.616	1.080.899
61.808.000-5	Aguas Andinas S.A. (3)	3.122	-
00.000.001-9	Suez Lyonnaise des Eaux (4)	-	270.225
	Total	1.715.301	1.351.124

- Transacciones con entidades relacionadas

Company	Tax No.	Relationship	Transaction	2006 Amount ThCh$	2006 Effect on results (charge/credit) ThCh$	2005 Amount ThCh$	2005 Effect on results (charge/credit) ThCh$
Soc. Gral. Aguas de Barcelona S.A.	00.000.001-9	Related	Advice received	1.412.114	(1.412.114)	1.478.861	(1.478.861)
Suez Lyonnaise des Eaux	00.000.001-9	Related	Advice received	353.028	(353.028)	633.798	(633.798)
Aguas Andinas S.A.	61.808.000-5	Subsidiary	Advice given	1.997.150	1.928.928	2.681.266	2.347.398
		Subsidiary	Dividends received	27.334.178	-	33.187.641	-
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Parent	Loans granted	-	-	26.580.384	-
		Parent	Capital reduction	19.023.203	-	20.399.108	-
		Parent	Profits distribution	3.381.510	-	23.744.885	-
		Parent	Collection of loans	-	-	37.789.037	-
Ondeo Servces Chile S.A.	96.885.200-0	Parent	Loans granted	-	-	6.603.616	-
		Parent	Capital reduction	-	-	4.653.143	-
		Parent	Profits distribution	-	-	5.899.166	-
		Parent	Collection of loans	-	-	17.576.070	-

6. DEFERRED TAXES AND INCOME TAX

Taxable income and other concepts at June 30, 2006 and 2005 are as follows:

	2006 ThCh$	2005 ThCh$
a. Taxable income	-	507.307
Tax loss	(190.712)	-
b. Balance taxable income	21.225.871	33.834.958
c. 17% tax credit for shareholders	4.346.934	6.727.456

The detail of deferred taxes and income tax at June 30 each year us the following:

	Deferred taxes							
	2006				2005			
	Assets		Liabilities		Assets		Liabilities	
Concepts	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$
Timing differences								
Provision for vacations	956	-	-	-	608	-	-	-
Investment expense related companies	-	-	13.534	165.789	-	-	14.054	178.711
Total	956	-	13.534	165.789	608	-	14.054	178.711

Impuestos a la renta

	2006 ThCh$	2005 ThCh$
Current tax charge (provision for tax)	-	(86.242)
Adjustment tax charge (previous year)	(22.407)	-
Effect on assets or liabilities of deferred tax for period	6.834	6.766
Tax benefit of tax losses	32.421	-
Other charges or credits to the account	(33)	-
Total	16.815	(79.476)

7. INVESTEMENTS IN RELATED COMPANIES

During August 2005, the whole of the Company's 60% shareholding in Aguas Industriales del Norte S.A. was sold to the related company Inversiones Aguas del Gran Santiago S.A. for ThCh$213.

During April 2006, the Company sold 67,308,616 shares it held in Aguas Andinas S.A., reducing its shareholding from 51.202% to 50.102%.

The detail of investments in related companies at June 30, 2006 and 2005 is as follows:

	Holding		Equity of company		Proportional equity value		Accrued result in investment	
	2006	2005	2006	2005	2006	2005	2006	2005
	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Aguas Andinas S.A.	50,10234	51,20200	377.070.721	372.305.530	188.921.255	190.627.877	23.298.123	20.851.705
Aguas Industriales del Norte S.A.	-	60,00000	-	368	-	221	-	(21)
Total investments			377.070.721	372.305.898	188.921.255	190.628.098	23.298.123	20.851.684

8. GOODWILL AND NEGATIVE GOODWILL

At June 30, 2006 and 2005, the balances of this account represent the difference at the time of purchase between the amount paid and the proportional equity value of the acquired company, and are as follows:

		2006		2005	
Tax No.	Company	Amount amortized in the period	Balance of goodwill	Amount amortized in the period	Balance of goodwill
61.808.000-5	Aguas Andinas S.A.	10.682.742	282.126.059	10.869.468	309.779.848
	Total	10.682.742	282.126.059	10.869.468	309.779.848

9. PROVISIONS AND WRITE-OFFS

The detail of provisions at June 30, 2006 and 2005 is as follows:

	2006 ThCh$	2005 ThCh$
Accrued vacations	5.620	3.581
Accrued services	82.402	13.328
Other personnel benefits	-	3.284
Monthly tax prepayments	13.497	1.758
Others	-	876
Total provisions	101.519	22.827

10. CHANGES IN SHAREHOLDERS' EQUITY

The changes in the equity of the Company during 2006 and 2005 are as follows:

The ordinary shareholders meeting of April 27, 2006 agreed the following:

Profits distribution:

Distribute profits equivalent to ThCh$5,974,400 (ThCh$28,586,355 historic in 2005), in cash and in accordance with the percentage shareholdings.

By the capital modification deed dated May 10, 2006, the following was agreed:

Capital reduction

Reduce the capital by ThCh$33,609,900 (ThCh$24,558,390 historic in 2005). Following this, the capital is reduced to ThCh$452,261,913 at June 30, 2006. The amount of the reduction was distributed in cash and according to the percentage shareholdings.

Capital increase

On June 14, 2005, it was agreed to increase the Company's capital by ThCh$ 19,151,583 historic by the capitalization of the corresponding restatement of capital.

	2006						2005				
	Paid capital ThCh$	Capital restate. res. ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Result for period ThCh$	ThCh$	Paid capital ThCh$	Capital restate. res. ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Result for period ThCh$
Initial balance	485.871.813	-	285.884	(11.129.475)	17.103.981		474.157.984	19.151.583	17.850.183	-	10.736.192
Distributionj prior period's results	-	-	5.974.506	11.129.475	(17.103.981)		-	-	10.736.172	-	(10.736.192)
Final dividend previous year	-	-	(5.974.400)	-	-		-	-	(28.586.355)	-	-
Capitalization reserves &/or profits							19.151.583	(19.151.583)			
Capital reduction	(33.609.900)						(24.558.390)				
Restatement of capital	-	5.042.101	15.094	-	-		-	4.933.096	285.864	-	-
Result for the period	-	-	-	-	14.224.845		-	-	-	-	9.602.165
Final balance	452.261.913	5.042.101	301.084	-	14.224.845		468.751.177	4.933.096	285.864	-	9.602.165
Balances restated							486.094.971	5.115.621	296.441	-	9.957.445

Número de Acciones

Series	Number subscribed shares	Number paid shares	Number shares with voting rights
Sole	1.000.000.000	1.000.000.000	1.000.000.000

Capital (Monto – M$)

Series	Subscribed capital	Paid capital
Sole	452.261.913	452.261.913

11. OTHER NON-OPERATING INCOME AND EXPENSES

The detail of other non-operating income and expenses at June 30, 2006 and 2005 is as follows:

Other non-operating income

	2006 ThCh$	2005 ThCh$
Gain on sale of assets	1.544.599	-
Other income	3.945	-
Total	1.548.544	-

Other non-operating expenses

	2006 ThCh$	2005 ThCh$
Exchange difference forward contract	63.443	-
Advice on share sale	73.555	-
Other expenses	4.092	-
Total	141.090	-

12. PRICE-LEVEL RESTATEMENTS

The detail of price-level restatements credited (charged) to income is the following:

	Indexation unit	2006 M$	2005 M$
Assets (charges)/credits			
Fixed assets	CPI	132	1
Investments in related companies	CPI	1.846.921	1.615.237
Goodwill	CPI	3.361.021	3.174.745
Other monetary assets	CPI	-	590.764
Other non-monetary assets	CPI	1.758	1.640
Expense & cost accounts	CPI	20.122	-
Total (charges) credits		5.229.954	5.382.387
Liabilities (charges)/credits			
Shareholders' equity	CPI	(5.057.195)	(5.412.062)
Non-monetary liabilities	CPI	(2.134)	(1.975)
Income accounts	CPI	(33.195)	-
Total (charges) credits		(5.092.524)	(5.414.037)
(Loss) Gain from price-level restatements		137.430	(31.650)

13. EXCHANGE DIFFERENCES

Exchange differences during the periods ended June 30, 2006 and 2005 were as follows:

	Currency	Amount 2006 ThCh$	2005 ThCh$
Assets (charges)/credits			
Cash & banks	Dollar	3.238	510
Marketable securities	Euro	44.848	-
Total (Charges) Credits		48.086	510
Liabilities (charges)/credits			
Withholdings	Dollar	(4.737)	-
Withholdings	Euro	(297)	-
Total (Charges) Credits		(5.034)	-
Gain from exchange differences		43.052	510

14. STATEMENT OF CASH FLOWS

In the statement of cash flows, cash equivalents consist of financial investments, including marketable securities and securities acquired under resale agreements, all maturing within 90 days. The detail of the balance of cash and cash equivalents is as follows:

The Company has no committed cash flows at June 30, 2006 and 2005.

	2006 ThCh$	2005 ThCh$
Cash & banks	8.018	57.040
Time deposits	698.852	-
Marketable securities	506.454	558.183
Other current assets	-	611.092
Balance of cash & cash equivalents	1.213.324	1.226.315

15. DERIVATIVE CONTRACTS

At June 30, 2006, the Company has derivative contracts with financial institutions to hedge exchange risks as per the following detail, valued according to the criteria described in Note 2 n):

Type of derivative	Type of contract	Value of contract	Term or expiry date	Specific item	Description of Contracts Position purchase / sale	Item or transaction hedged Name	Item or transaction hedged Amount	Value of hedged item	Accounts affected Assets / Liabilities Name	Assets / Liabilities Amount	Effect on Result Realized	Effect on Result Unrealized
FR	CCPE	263.417	III Quarter 2006	Exchange rate	C	Notes payable related cos.	259.478	270.961	Other current liabilities	4.923	- 4.923	-
FR	CCPE	279.671	III Quarter 2006	Exchange rate	C	Notes payable related cos.	277.278	279.970	Other current liabilities	316	- 316	-

16. CONTINGENCIES AND RESTRICTIONS

At June 30, 2006 and 2005, the company has granted a performance bond of Banco Santander in favour of its subsidiary Aguas Andinas S.A. for the sum of ThCh$85,836 and ThCh$85,765 respectively, to guarantee the conditions of contracted services.

Creditor of guarantee	Debtor Name	Relationship	Type of guarantee	Balances pending ɔayment at date of closing o financial statements 2006 ThCh$	2005 ThCh$
Aguas Andinas S.A.	Inversiones Aguas Metropolitanas S.A.	Subsidiar	Performance bond	85.836	85.765

17. GUARANTEES RECEIVED FROM THIRD PARTIES

Inversiones Aguas Metropolitanas S.A. has received no guarantees from third parties.

18. LOCAL AND FOREIGN CURRENCIES

The Company has the following assets and liabilities in local and foreign currencies at June 30, 2006 and 2005.

Assets

	Currency	Amount 2006 ThCh$	Amount 2005 ThCh$
Current assets			
Cash & banks	Non-indexed Ch$	2.618	51.254
Cash & banks	Dollar	5.400	5.786
Time deposits	Non-indexed Ch$	698.852	-
Marketable securities	Non-indexed Ch$	506.454	558.183
Sundry debtors	Indexed Ch$	-	2.026
Notes & accounts receivable related companies	Non-indexed Ch$	1.668.571	1.418.476
Recoverable taxes	Indexed Ch$	63.194	182.367
Other current assets	Indexed Ch$	28.557	-
Other current assets	Non-indexed Ch$	-	611.092
Fixed assets			
Net Fixed assets	Indexed Ch$	9.450	-
Other assets			
Investments related companies	Indexed Ch$	188.921.255	190.628.098
Goodwill	Indexed Ch$	282.126.059	309.779.848
Other assets	Indexed Ch$	-	83.683
Total assets			
	Non-indexed Ch$	2.876.495	2.639.005
	Dollar	5.400	5.786
	Indexed Ch$	471.148.515	500.676.022

Current liabilities

	Currency	Up to 90 days 2006 Amount ThCh$	Up to 90 days 2006 Average annual interest rate %	Up to 90 days 2005 Amount ThCh$	Up to 90 days 2005 Average annual interest rate %	90 days to 1 year 2006 Amount ThCh$	90 days to 1 year 2006 Average annual interest rate %	90 days to 1 year 2005 Amount ThCh$	90 days to 1 year 2005 Average annual interest rate %
Accounts payable	Non-indexed Ch!	80.183		-		-		-	
Sundry creditors	Non-indexed Ch!	-		-		51.937		53.227	
Notes & accounts payable to related companies	Euro	1.712.179		1.351.124		-		-	
Notes & accounts payable to related companies	Indexed Ch$	3.122		-		-		-	
Provisions	Non-indexed Ch!	101.519		22.827		-		-	
Withholdings	Non-indexed Ch!	72.739		143.559		-		-	
Income tax	Non-indexed Ch!	-		57.888		-		-	
Deferred taxes	Indexed Ch$	-		-		12.578		13.446	
Other current liabilities	Non-indexed Ch!	421		35.553		-		-	
Total current liabilities	Non-indexed Ch!	254.862		259.827		51.937		53.227	
	Euro	1.712.179		1.351.124		-		-	
	Indexed Ch$	3.122		-		12.578		13.446	

Long-term liabilities at 30-06-2006

	Currency	1 to 3 years Amount ThCh$	1 to 3 years Average annual interest rate %	3 to 5 years Amount ThCh$	3 to 5 years Average annual interest rate %	5 to 10 years Amount ThCh$	5 to 10 years Average annual interest rate %	More than 10 years Amount ThCh$	More than 10 years Average annual interest rate %
Deferred taxes long term	Indexed Ch$	27.068		27.068		67.669		43.984	
Total long-term liabilities	Indexed Ch$	27.068		27.068		67.669		43.984	

Long-term liabilities at 30-06-2005

	Currency	1 to 3 years Amount ThCh$	1 to 3 years Average annual interest rate %	3 to 5 years Amount ThCh$	3 to 5 years Average annual interest rate %	5 to 10 years Amount ThCh$	5 to 10 years Average annual interest rate %	More than 10 years Amount ThCh$	More than 10 years Average annual interest rate %
Deferred taxes long term	Indexed Ch$	26.975		26.975		67.438		57.323	
Total long-term liabilities	Indexed Ch$	26.975		26.975		67.438		57.323	

19. SANCTIONS

At June 30, 2006 and 2005 no sanctions have been made on the Company or its managers by the Superintendency of Securities and Insurance or any other administrative authority.

20. SUBSEQUENT EVENTS

The management of the Company is unaware of subsequent events at the time of the issue of these financial statements that might significantly affect the financial position and/or results of the Company at June 30, 2006.

21. THE ENVIRONMENT

Inversiones Aguas Metropolitanas S.A. has no projects for improving the environment during the periods to June 30, 2006 and 2005.

MATERIAL INFORMATION

1. The following was reported to the SVS on March 1, 2006:
At its meeting held on February 28, the board of the Company unanimously agreed the following:
1) To cancel the calling of the extraordinary shareholders meeting agreed at the board meeting held on December 14, 2005, and which should have been held next March 8, in order to renew the interim board of the company. The agreement to call the meeting was reported to the Superintendency on December 14, 2005 and the corresponding notices were published in the *Diario Financiero* on February 17, 20 and 21, 2006.
2) To call the ordinary shareholders meeting for April 27, 2006 at 11 a.m. at Av. Presidente Balmaceda 1398, 10th floor, Santiago. The agenda for the ordinary meeting will be the following:
a. Examination of the position of the company and the reports of the external auditors and the approval or rejection of the annual report, balance sheet and the financial statements and demonstrations presented by the management;
b. The distribution of the net income for the year and distribution of dividends;
c. The revocation of the interim board and election of all its titular and alternate members;
d. The appointment of the external auditors and credit-rating agencies, and
e. In general, any matter of corporate interest that is not reserved for the consideration of an extraordinary shareholders meeting.
3) To call an extraordinary shareholders meeting for April 27, 2006 to be held immediately following the close of the ordinary meeting referred to above, at Av. Presidente Balmaceda 1398 10th floor, Santiago, in order to consider the proposal of the board to reduce the capital of the Company in the amount and at the time the meeting shall decide.

2. On March 13, 2006, the SVS was informed that:
At a board meeting held on March 22, 2006, the following was unanimously agreed:
a) To submit for the approval of the ordinary shareholders meeting to be held on April 27, 2006, among other matters, the board's proposal to distribute a final dividend of ThCh$5,974,400, equivalent to Ch$5.9744 per share, proposing May 29, 2006 as the payment date.
b) To submit to the consideration of the extraordinary shareholders meeting to be held on April 27, 2006, the board's proposal to reduce the capital of the Company by ThCh$21,959,900, and to distribute this to shareholders pro rata to their shareholdings as a charge to the proposed capital

reduction, corresponding to Ch$21.9599 per share. It was also agreed to propose to authorize the board to set the date for this payment, which may be no later than June 30, 2006

3. The SVS was informed in April 5, 2006 that:
An extraordinary board meeting of the Company held in Barcelona, Spain on April 4 resolved the following:
a.To authorize the sale of 67,308,616 Series A shares in Aguas Andinas S.A., equivalent to 1.1% of the total subscribed and paid shares of that company, at a minimum price of Ch$182 per share. Following this transaction, the shareholding of Inversiones Aguas Metropolitanas S.A. in Aguas Andinas S.A. will reduce by 1.1%, but retaining control of that company with a holding of 50.102% of the capital, i.e. 3,065,744,510 Series A shares.
b.To amend the board resolution adopted on March 22, 2006, in order to submit for the consideration of the extraordinary shareholders' meeting called for next April 27 a proposal to reduce the capital by up to ThCh$ 33,609,900 through the corresponding amendment of the bylaws and payment in cash to shareholders pro rata to their holdings in the corporate capital.

4. The SVS was informed of the following on April 27, 2006:
a) The following resolutions, among others, were adopted at the ordinary shareholders meeting held on April 27, 2006:
- Distribute all the net income obtained by the company in 2005, amounting to Ch$17,103,980,871. As agreed by the board at the time, on September 27, 2005 an interim dividend was paid for a restated amount at December 31, 2005 of Ch$11,129,475,000, equivalent to 65.07% of the net income for the year, corresponding at that date to a dividend of Ch$10.965 per share.
Having distributed that interim dividend, the total earnings for distribution amount to Ch$ 5,974,400,000. The difference resulting from the calculation of dividends payable will be assigned to retained earnings. This means that the company's dividend No.2 will amount to Ch$ 5.9744 per share payable from May 29, 2006.
- The board of directors was revoked and the following members were elected for a full statutory period:

DIRECTORS	ALTERNATE DIRECTORS
Ángel Simón Grimaldos	Josep Bagué Prats
Alfredo Noman Serrano	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	Albert Martínez Lacambra
Herman Chadwick Piñera	Ignacio Guerrero Gutierrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

The first four of these directors were elected with the votes of the controller and the other three with the votes of minority shareholders.

b).The following resolutions were adopted at the extraordinary shareholders meeting held on April 27, 2006:

a) To reduce the company's capital, amending the fifth and first transitory clauses according to the texts approved by the shareholders.
b) Distribute to shareholders pro rata to their shares the sum of Ch$33,609,900,000 with respect to the capital reduction, resulting in the payment of Ch$ 33.6099 per share, in accordance with the mechanism approved by the meeting.
c) Authorize the board to determine the date that the approved capital reduction is paid, after completing all the legal formalities, but no later than December 31, 2006.

5. The SVS was informed of the following on May 29, 2006:

At its meeting held on May 29, 2006, the board of the Company unanimously agreed the following:

a) Change of the chief executive officer: Giovano Suazo Hormazábal ceases in that position and is replaced by Albert Martínez Lacambra.
b) Albert Martínez resigns as an alternate director of the Company.
c) The board of directors is composed of the following members:

DIRECTORS	ALTERNATE DIRECTORS
Ángel Simón Grimaldos (Chairman)	Josep Bagué Prats
Alfredo Noman Serrano (Vice Chairman)	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	
Herman Chadwick Piñera	Ignacio Guerrero Gutierrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

f) The directors' committee was constituted, comprising the following members:

DIRECTORS	ALTERNATE DIRECTORS
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Alfredo Noman Serrano (Vice Chairman)	Fernando Rayón Martín

g) The capital reduction agreed by the extraordinary shareholders' meeting held on April 27, 2006 will be paid on June 15, 2006.

Consolidated Balance Sheets

at June 30, 2006 and 2005

ASSETS	2006 ThCh$	2005 ThCh$
CURRENT:		
Cash & banks	157.257	303.702
Time deposits	698.852	6.159.382
Marketable securities (net)	913.954	3.523.387
Trade accounts receivable (net)	31.725.507	29.475.291
Notes receivable (net)	2.295.931	1.384.113
Sundry debtors (net)	528.702	336.274
Notes & accounts receivable from related companies	17.460	23.842
Inventories (net)	1.261.211	1.318.881
Recoverable taxes	358.681	1.016.122
Prepaid expenses	564.810	662.809
Deferred taxes	986.423	681.350
Other current assets	1.351.079	3.512.003
Total current assets	**40.859.867**	**48.397.156**
FIXED:		
Land	33.748.378	33.555.861
Buildings & infrastructure	975.393.679	965.065.669
Machinery & equipment	113.649.997	110.287.572
Other fixed assets	20.326.680	19.670.555
Incremental value technical appraisal fixed assets	4.855.369	4.905.846
Accumulated depreciation	(555.503.891)	(537.488.676)
Total fixed assets	**592.470.212**	**595.996.827**
OTHER ASSETS		
Investments in related companies	-	-
Goodwill	338.776.544	370.440.123
Negative goodwill	(1.057)	(1.125)
Long-term debtors	8.545.933	10.061.975
Intangible assets	43.301.117	42.657.381
Amortization	(7.042.134)	(5.959.753)
Others	14.611.614	10.612.526
Total other assets	**398.192.017**	**427.811.127**
TOTAL ASSETS	**1.031.522.096**	**1.072.205.110**

Consolidated Balance Sheets

at June 30, 2006 and 2005

LIABILITIES	2006 ThCh$	2005 ThCh$
CCURRENT:		
Borrowings from banks & financial institutions at short term	11.477.058	-
Borrowings from banks & financial institutions - current portion of long term	11.354.782	1.668.439
Bonds payable - current portion	13.371.682	35.149.918
Accounts payable	11.386.964	12.967.782
Notes payable	553.909	5.113.643
Sundry creditors	1.632.297	1.684.566
Notes & accounts payable to related companies	2.927.510	9.321.190
Provisions	15.451.562	14.426.895
Withholdings	5.927.495	5.852.405
Income tax	747.703	983.757
Unearned income	1.738.171	730.880
Other current liabilities	421	35.553
Total current liabilities	**76.569.554**	**87.935.028**
LONG TERM:		
Borrowings from banks & financial institutions	57.043.333	69.634.550
Bonds payable	195.732.589	191.859.836
Notes payable	28.733.190	25.765.696
Sundry creditors	1.165.887	1.685.151
Provisions	7.909.842	8.106.774
Deferred taxes	3.805.018	3.105.355
Other long-term liabilities	582.294	967.054
Total long-term liabilities	**294.972.153**	**301.124.416**
MINORITY INTEREST	**188.150.446**	**181.681.188**
SHAREHOLDERS' EQUITY		
Paid capital	452.261.913	486.094.971
Reserve for restatement of capital	5.042.101	5.115.621
Share premium	-	-
Reserve for future dividends	-	-
Retained earnings	301.084	296.441
Net income for the period	14.224.845	9.954.445
Interim dividends	-	-
Total shareholders' equity	**471.829.943**	**501.461.478**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**·1.031.522.096**	**1.072.202.110**

Consolidated Statement of Income

at June 30, 2006 and 2005

	2006 ThCh$	2005 ThCh$
OPERATING INCOME		
Sales	118.069.203	113.873.164
Cost of sales	(42.754.552)	(42.730.655)
Operatying margin	**75.314.651**	**71.142.509**
Administrative & selling expenses	(14.968.689)	(16.737.324)
Operating income	**60.345.962**	**54.405.185**
NON-OPERATING RESULTS		
Financial income	2.755.737	2.965.772
Equity in income in related companies	-	-
Other non-operating income	3.657.341	2.734.441
Equity in losses of related companies	-	-
Amortization goodwill	(12.688.986)	(12.875.633)
Financial expenses	(8.071.138)	(8.600.148)
Other non-operating expenses	(419.745)	(89.264)
Price-level restatements	1.040.300	401.668
Exchange differences	49.447	542
Non-operating results	**(13.677.044)**	**(15.462.622)**
Income before income tax & extraordinary items	46.668.918	38.942.563
Income tax	(9.868.117)	(9.112.252)
Income before minority interest	36.800.801	29.830.311
Minority interest	(22.575.990)	(19.872.900)
Net income	14.224.811	9.957.411
Amortization negative goodwill	34	34
NET INCOME (LOSS) FOR THE PERIOD	14.224.845	9.957.445

Consolidated Statement of Cash Flows

at June 30, 2006 and 2005

	2006 ThCh$	2005 ThCh$
NET CASH FLOW FROM OPERATING ACTIVITIES:		
Collection of trade account receivables	146.033.589	141.381.906
Financial income	865.916	811.555
Other income	1.335.529	1.458.926
Payments to suppliers & personnel	(46.165.606)	(49.987.460)
Interest paid	(6.864.282)	(6.697.366)
Income tax paid	(10.494.810)	(7.948.784)
Other expenses paid	(748.283)	(163.658)
V.A.T. & similar payments	(16.613.110)	(15.108.145)
Total net cash flow from operating activities	**67.348.943**	**63.746.974**
NET CASH FLOW FROM FINANCING ACTIVITIES :		
Loans drawn	25.787.453	-
Bonds issued	4.408.474	-
Other sources of finance	8.024.775	8.501.283
Payment of dividends	(5.549.708)	(29.644.050)
Capital distribution	(33.576.579)	(25.467.050)
Repayment of loans	(34.984.807)	(209.248)
Repayment of bonds	(10.767.950)	(16.330.173)
Payment of bond issue & placement expenses	(348.867)	-
Other financing disbursements	(32.182.459)	(36.852.908)
Total net cash flow from financing activities	**(79.189.668)**	**(100.002.146)**
NET CASH FLOW FROM INVESTMENT ACTIVITIES :		
Sales of fixed assets	15.692	47.925
Sales of other permanent investments	12.287.951	-
Collection of other loans to related companies	-	55.365.107
Acquisition of fixed assets	(21.815.344)	(12.273.143)
Payment of capitalized interest	(611.711)	(291.164)
Permanent investments	(3.695)	-
Other loans to related companies	-	(33.283.552)
Investments in financial instruments	-	-
Other investment disbursements	(20.536)	(1.347.807)
Total net cash flow from investment activities	**(10.147.643)**	**8.217.366**
TOTAL NET CASH FLOW FOR THE PERIOD	**(21.988.368)**	**(28.037.806)**
Effect of inflation on cash & cash equivalents	(518.366)	(763.789)
Net change in cash & cash equivalents	**(22.506.734)**	**(28.801.595)**
Opening balance of cash & cash equivalents	24.276.797	41.508.416
Closing balance of cash & cash equivalents	**1.770.063**	**12.706.821**

Consolidated Statement of Cash Flows

at June 30, 2006 and 2005

	2006 ThCh$	2005 ThCh$
RECONCILIATION OF NET CASH FLOW FROM OPERATING ACTIVITIES AND NET INCOME FOR THE PERIOD		
Net income for the period	**14.224.845**	**9.957.445**
Result of asset sales	**(1.539.676)**	**(3.889)**
Gain on sale of fixed assets	4.923	(3.889)
Gain on sales of investments	(1.544.599)	-
Charges (Credits) to income not representin cash flows	**29.161.584**	**30.050.266**
Depreciation for period	16.841.536	16.764.216
Amortization of intangible assets	539.314	530.783
Write-offs & provisions	1.059.463	872.460
Accrued income on investments in related companies	-	-
Accrued losses on investments in related companies	-	-
Amortization goodwill	12.688.986	12.875.633
Amortization negative goodwill	(34)	(34)
Price-level restatements, net	(1.040.300)	(401.668)
Exchange differences, net	(49.447)	(542)
Other credits to income not representing cash flows	(1.696.526)	(1.443.404)
Other charges to income not representing cash flows	818.592	852.822
Changes in assets affecting cash flow (increases) decreases	**466.516**	**2.472.163**
Trade accounts receivable	2.161.923	2.564.406
Inventories	(78.994)	137.485
Other assets	(1.616.413)	(229.728)
Changes in liabilities affecting cash flow increases (decreases)	**2.459.684**	**1.398.089**
Accounts payable related to operating income	2.410.035	(6.301.874)
Interest payable	777.593	960.312
Income tax payable (net)	(832.707)	883.401
Other accounts payable related to the non-operating result	315.391	3.063.382
V.A.T. & similar payables (net)	(210.628)	2.792.868
Minority interest	**22.575.990**	**19.872.900**
Net cash flow from operating activities	**67.348.943**	**63.746.974**

Notes to the Consolidated Financial Statements

At June 30, 2006 and 2005

1.- Inscription in the Securities Register

Inversiones Aguas Metropolitanas S.A., Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A. are inscribed in the Securities Register of the Superintendency of Securities and Insurance with the numbers 0912, 0346, 0369, 0389 and 0402 respectively. These companies are therefore subject to the regulatory authority of that Superintendency.

2.- Accounting principles applied

a) Accounting period

These interim consolidated financial statements relate to the periods from January 1 to June 30, 2006 and 2005 respectively.

b) Preparation

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance.

In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail for the Company and its subsidiaries.

c) Presentation

For comparison purposes, the financial statements at June 30, 2005 and their respective notes have been restated off the books by 3.7%.

This percentage corresponds to the variation in the Consumer Price Index during the last twelve months, with a one-month time lag.

For comparison purposes, some items in the financial statements of 2005 have been reclassified.

d) Consolidation

The consolidated financial statements comprise the assets, liabilities, results and cash flows of the Parent company and its subsidiaries. Balances and transactions between the consolidated companies have been eliminated and the participation of the minority investors has been recognized as Minority interest.

Tax No.	Company Name	Percentage Holding			
		30-06-2006			30-06-2005
		Direct	Indirect	Total	Total
61808000-5	AGUAS ANDINAS S.A.	50,10	-	50,10	51,20
96974880-0	AGUAS INDUSTRIALES DEL NORTE S	-	-	-	60,00
80311300-9	AGUAS CORDILLERA S.A.	-	100,00	100,00	100,00
96945210-3	ECORILES S.A.	-	100,00	100,00	100,00
96828120-8	GESTION Y SERVICIOS S.A.	-	100,00	100,00	100,00
96568220-1	AGUAS LOS DOMINICOS S.A.	-	99,99	99,99	99,95
96967550-1	ANALISIS AMBIENTALES S.A.	-	100,00	100,00	100,00
96809310-K	COMERCIAL ORBI II S.A.	-	100,00	100,00	100,00
89221000-4	AGUAS MANQUEHUE S.A.	-	100,00	100,00	100,00
87538200-4	HIDRAULICA MANQUEHUE LTDA.	-	100,00	100,00	100,00

) Price-level restatements

The consolidated financial statements have been restated through the application of the monetary correction rules in accordance with accounting principles generally accepted in Chile in order to reflect variations in the purchasing power of the currency in the periods between January 1 and June 30, 2006 and 2005, amounting to 1.1% and 1.0% respectively, with a one-month time lag.

The income statement accounts have also been restated to show them at period-end values.

f) Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each period end, at the following rates:

	2006	2005
	Ch$	Ch$
United States dollar	539.44	579.00
Unidad de Fomento	18,151.40	17,489.25
Euro	689.91	700.80

g) Time deposits

Time deposits are shown at their investment value plus indexation adjustments and accrued interest to the close of the financial statements.

h) Marketable securities

Marketable securities reflect investments in mutual fund quotas made by the companies, shown at their redemption value as at the close of the financial statements.

i) Inventories

Materials are shown at restated cost which does not exceed their respective replacement costs at each period-end.

There is an allowance for obsolescence for disposable materials that have remained in stock for more than one year without movement.

j) Estimate of doubtful accounts

The estimate of doubtful accounts is made depending on the age of the accounts receivable and their collection history, as follows:

- For the subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A., a 100% allowance is made with respect to customers with debts that are overdue more than 8 months.

- For the subsidiaries Aguas Andinas S.A. and Aguas Cordilleras S.A., an allowance of 20% of consumer debts refinanced under repayment plans is made for cases classified as "non-subsidized". For cases classified as "subsidized", an allowance of 40% of the agreed amount refinanced is made. In the case of the other sanitation subsidiaries, an allowance of 20% of the refinanced amount is made.

- For the subsidiaries Gestión y Servicios S.A., Anam S.A. and Ecoriles S.A., an allowance of 100% is made for customers with debts more than 120 days overdue.

- An allowance of 100% is made for overdue notes receivable.

k) Fixed assets

For the subsidiary Aguas Andinas S.A., the fixed assets transferred by the former entity are shown at their restated appraisal value as determined by independent consultants in accordance with a technical study made in 1977. Acquisitions after 1977 are shown at their restated cost.

The subsidiary Aguas Cordillera S.A. shows its specific accounts at restated cost, plus the incremental value of technical appraisals.

The Company and its other subsidiaries show their fixed assets at restated cost.

The fixed assets include major renovations and improvements but not maintenance and minor repair expenses which are charged directly to income in the year in which they are incurred.

Works in progress include financing costs incurred until the assets are in a condition to be used, in accordance with Technical Bulletin No.31 of the Chilean Institute of Accountants.

Direct remunerations, consultancy costs and other inherent and identifiable expenses are also included in the cost of some works.

l) Depreciation of fixed assets

Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives assigned to the respective assets.

m) Leased assets

Leasing contracts classified as financial leases are shown in accordance with Technical Bulletin No.22 of the Chilean Institute of Accountants.

Leased assets are valued and depreciated in the same way as for fixed assets.

These assets are not legally owned by the Company until it has exercised its purchase option, and meanwhile it may not freely dispose of them.

n) Intangible assets

Water rights, rights of way and other rights are shown at restated cost, net of amortization, in accordance with Technical Bulletin No.55 of the Chilean Institute of Accountants.

Intangible assets are being amortized over 40 years from the date of acquisition or 1998 as it is believed that they will provide returns over that period.

o) Goodwill and negative goodwill

Goodwill represents the excess paid over the proportional equity value on the purchase of shares in Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Domínicos S.A. and Comercial Orbi II S.A. Negative goodwill represents the shortfall between the price paid and the proportional equity value on the purchase of shares in Hidráulica Manquehue Ltda. Negative goodwill and goodwill is amortized over a maximum period of 20 years from the date of acquisition because it is estimated that the investment will be recovered over this period.

p) Transactions under resale agreements.

The acquisition of securities under resale agreements are valued as fixed-income investments and are shown in Other Current Assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

q) Bonds payable

This shows the obligation for the placement of bonds issued by the companies on the domestic market, at their current nominal value plus indexation adjustments and accrued interest to the period-end. The discount incurred on the placement of the bonds and the related expenses, except as mentioned in the following paragraph, are deferred over the term of each issue, in accordance with Circular 1,370 of the Superintendency of Securities and Insurance.

The costs of the bond issues made on the domestic market by the subsidiary, Aguas Cordillera S.A., in the years 1991, 1992, 1993, 1994 and 1995, were charged to income in the respective years.

r) Income tax and deferred taxes

The Company and its subsidiaries have provided for income tax on the basis of their taxable income determined in accordance with the provisions of the Income Tax Law. In accordance with Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company and its subsidiaries record the effects of deferred taxes resulting from timing differences, tax losses that imply a tax benefit and other events that create differences between the financial and tax treatment.

Some of the subsidiaries recorded these effects as from the beginning of the year 2000, showing deferred taxes arising on the accumulated timing differences in asset and liability accounts with credits and charges, respectively, to complementary accounts which are amortized over the estimated reversal period, affecting income tax for the period. These complementary accounts are shown deducted from the corresponding assets and liabilities for deferred taxes that originated them.

s) Derivative instruments

The Company has signed currency hedging contracts with financial institutions. These contracts were defined as cover for existing items and have been contracted and assigned as instruments for hedging the exchange rate. They are shown in accordance with Technical Bulletin No.57 of the Chilean Institute of Accountants.

t) Severance indemnities

New collective work contracts took effect for the subsidiaries Aguas Andinas S.A., in August 2002, and for Aguas Cordillera S.A. and Aguas Los Dominicos S.A., in December 2002 and January 2003. In the clause referring to severance indemnities, it was stated that this will be paid as indicated in the Labour Code, while the amount accrued by the employees to that date remains fixed and is adjusted monthly in line with the Consumer Price Index. The new agreement for Aguas Andinas S.A. states that employees who retire from the company within 120 days of the date on which they complete the legal retirement age shall continue to accrue this benefit after August 2002 while, for Aguas Cordillera S.A. and Aguas Los Dominicos S.A., the agreements

state that employees who retire from the company on completing the retirement age shall continue to accrue this benefit after December 2002 and January 2003, respectively.

The obligation of the subsidiaries for the indemnity accrued by the employees up to July 2002 for Aguas Andinas S.A. and up to November and December 2002 for Aguas Cordillera and Aguas Los Dominicos S.A., is shown at its present value, and the obligation for the additional indemnity that it is estimated will accrue to employees who retire in the company is provided for at its actual value, determined according to the accrued cost of the benefit method using a discount rate of 4.8% per annum.

There are also indemnities agreed in individual contracts which are shown at their present value in accordance with the contract terms.

Advances granted to personnel against these funds in Aguas Andinas S.A. and Aguas Cordillera S.A. are shown as long-term debtors. They will be offset against the final settlement after an indexation adjustment, as stipulated in the agreements mentioned.

u) Sales

The Company's sales relate to technological support and are shown on an accrued basis.

The sales of the water treatment subsidiaries are recorded on the basis of the consumption read and billed to each customer, divided into monthly billing groups, in accordance with the tariff fixed by the Superintendency of Sanitation Services (SISS) for a period of five years.

Consumption read and not billed is also recorded to the date of closing, valued at the tariff charge of each invoicing group.

v) Computer software

The software was acquired as computer packages and is shown in Other Fixed Assets and amortized in accordance with Circular 981 of the Superintendency of Securities and Insurance.

w) Research and development costs

Costs incurred in research and development projects which do not result in any works, are charged directly to income for the year. Otherwise, they form part of the costs of the corresponding project.

x) Statement of cash flows

The Company and its subsidiaries consider as cash and cash equivalents their balances held in unrestricted bank checking accounts, time deposits, marketable securities and securities acquired under resale agreements, whose redemption will take place within 90 days from the date the investment and that have no risk of significant loss at the time of redemption.

instrumento	Current portion of long-term bonds	amount outstanding				dates		30-06-2006	30-06-2005	Chile or abroad
266	BEMOS A1	0	UF	6,00%	01/09/2005			0	134.042	Chile
266	BEMOS A2	0	UF	6,00%	01/09/2005			0	294.891	Chile
266	BEMOS B1	0	UF	6,25%	01/09/2022	Semi-annual	2008 semi-annual	260.696	260.480	Chile
266	BEMOS B2	0	UF	6,25%	01/09/2022	Semi-annual	2008 semi-annual	409.668	409.326	Chile
305	BAGUA C1	166.667	UF	4,25%	01/12/2010	Semi-annual	Semi-annual	3.072.949	3.080.995	Chile
305	BAGUA C2	500.000	UF	4,25%	01/12/2010	Semi-annual	Semi-annual	9.218.840	9.242.980	Chile
305	BAGUA D1	0	UF	4,25%	04/01/2006	0	0	0	6.370.078	Chile
305	BAGUA D2	0	UF	4,25%	04/01/2006	0	0	0	12.103.162	Chile
305	BAGUA E1	0	UF	4,00%	01/06/2012	Semi-annual	At maturity	98.655	0	Chile
305	BAGUA F	0	UF	4,15%	01/06/2026	Semi-annual	2008 semi-annual	310.676	0	Chile
141	SERIE A	0	UF	7,00%	01/10/2005			0	204.952	Chile
154	SERIE B	0	UF	7,00%	02/01/2006			0	110.879	Chile
163	SERIE C	0	UF	6,00%	02/01/2006			0	788.255	Chile
167	SERIE D	0	UF	6,00%	01/10/2005			0	893.709	
187	SERIE E	0	UF	6,50%	02/01/2006			0	1.256.169	
Total - current portion								**13.371.682**	**35.149.918**	
Long-term bonds										
266	BEMOS A1	0	UF	6,0%	01/09/2005			0	6.801.132	Chile
266	BEMOS A2	0	UF	6,0%	01/09/2005			0	14.962.490	Chile
266	BEMOS B1	700.000	UF	6,25%	01/09/2022	Semi-annual	Semi-annual	12.705.980	12.695.447	Chile
266	BEMOS B2	1.100.000	UF	6,25%	01/09/2022	Semi-annual	Semi-annual	19.966.540	19.949.987	Chile
305	BAGUA C1	583.333	UF	4,25%	01/12/2010	Semi-annual	Semi-annual	10.588.311	13.602.261	Chile
305	BAGUA C2	1.750.000	UF	4,25%	01/12/2010	Semi-annual	Semi-annual	31.764.948	40.808.791	Chile
305	BAGUA D1	0	UF	4,25%	04/01/2006		0	0	26.891.843	Chile
305	BAGUA D2	0	UF	4,25%	04/01/2006		0	0	51.094.482	Chile
305	BAGUA E1	1.650.000	UF	4,0%	01/06/2012	Semi-annual	At maturity	29.949.810	0	Chile
305	BAGUA F	5.000.000	UF	4,15%	01/06/2022	Semi-annual	Semi-annual	90.757.000	0	Chile
154	SERIE B	0	UF	7,0%	02/01/2006			0	55.398	Chile
167	SERIE D	0	UF	6,0%	01/10/2005			0	919.326	Chile
187	SERIE E	0	UF	6,50%	02/01/2006			0	4.080.679	Chile
Total long term								**195.732.589**	**191.859.836**	

14.- Provisions and Write-offs.

PROVISIONS

The detail of provisions at June 30, 2006 and 2005 is as follows:

	Current liabilities		Long-term liabilities	
	2006	2005	2006	2005
	ThCh$	ThCh	ThCh$	ThCh$
Services accrued	9.740.037	8.559.615	0	0
Bonus (1) & profit sharing	1.973.275	1.740.738	0	0
Severance indemnities (Note 15)	1.012.895	1.367.334	7.866.440	8.055.544
Accrued vacations	1.360.857	1.319.851	0	0
Litigation in process	926.728	984.150	0	0
Other personnel benefits	8.971	21.363	0	0
Allowance for loss on asset disposal	213.922	221.837	0	0
Projects discarded	162.377	168.385	0	0
Monthly tax prepayments	13.497	1.758	0	0
Others	39.003	41.864	43.402	51.230
Total	15.451.562	14.426.895	7.909.842	8.106.774

(1) In Aguas Andinas S.A., these are shown net of advances made during the periods ended June 30, 2006 and 2005 for ThCh$105,770 and ThCh$117,554 respectively.

The amounts of write-offs are shown in Note 4 (Short and long term debtors).

15.- Severance indemnities.

At June 30, 2006 and 2005, the provisions for severance indemnities (including the short-term portion) showed the following movement:

	2006 ThCh$	2005 ThCh$
Initial balance	8.944.339	9.145.853
Increase in provision	51.954	1.495.570
Payments in period	(233.334)	(1.386.682)
Price-level restatements	116.376	168.137
Total	8.879.335	9.422.878

The severance indemnity has been calculated in accordance with the explanation in Note 2 t).

The charge to income for these items, including indemnities related to clause 161 of the Labour Code, amounts to ThCh$142,351 and ThCh$1,624,929 respectively at June 30, 2006 and 2005.

16.- Minority interest

The following shows the proportion belonging to the minority interest:

	Percentage of Minority interest		Minority interest in Equity		Minority interest in Result	
	2006 %	2005 %	2006 ThCh$	2005 ThCh$	2006 ThCh$	2005 ThCh$
Name						
Aguas Andinas S.A.	49,89766	48,7980	188.149.467	181.677.654	(22.575.908)	(19.872.689)
Aguas Industriales del Norte S.A.	0,0000	40,0000	0	147	0	13
Aguas Los Dominicos S.A.	0,01421	0,05038	972	3.382	(81)	(223)
Aguas Cordillera S.A.	0,00001	0,00001	7	5	(1)	(1)
Total			188.150.446	181.681.188	(22.575.990)	(19.872.900)

In January 2006, Aguas Cordillera S.A. acquired 28 shares in its subsidiary Aguas Los Dominicos S.A., equivalent to 0.03617% of the total issued shares.

In April 2006, Inversiones Aguas Metropolitana S.A. sold 67,308,616 shares in its subsidiary Aguas Andinas S.A., equivalent to 1.1% of the total issued shares.

During August 2005, the Company sold all its shares in Aguas Industriales del Norte S.A., representing a 60% shareholding, to the related company Inversiones Aguas del Gran Santiago S.A.

17.- Changes in shareholders' equity.

The changes in the equity of the Company during 2006 and 2005 are as follows:

The ordinary shareholders meeting of April 27, 2006 agreed the following:

Profits distribution:

Distribute profits equivalent to ThCh$5,974,400 (ThCh$28,586,355 historic in 2005), in cash and in accordance with the percentage shareholdings.

By the capital modification deed dated May 10, 2006, the following was agreed:

Capital reduction

Reduce the capital by ThCh$33,609,900 (ThCh$24,558,390 historic in 2005). Following this, the capital is reduced to ThCh$452,261,913 at June 30, 2006. The amount of the reduction was distributed in cash and according to the percentage shareholdings.

Capital increase

On June 14, 2005, it was agreed to increase the Company's capital by ThCh$ 19,151,583 historic by the capitalization of the corresponding restatement of capital.

Movement	30-06-2006								
	Paid capital	Reserve capital restatements	Share premium	Other reserves	Reserve future dividends	Retained earnings	Interim dividends	Development period deficit	Result for the *period*
Initial balance	485.871.813	-	-	-	-	285.884	(11.129.475)		17.103.981
Distribution prior period's results					-	5.974.506	11.129.475		(17.103.981)
Final dividend previous year						(5.974.400)			
Capital increase	-	-							
Capitalizatuin reserves &/or earnings	-	-							
Accumulated development period deficit									
Capital reduction	(33.609.900)								
Restatement of capital	-	5.042.101			-	15.094			
Result for the period									14.224.845
Interim dividends						-	-		
Final balance	452.261.913	5.042.101			-	301.084	-		14.224.845
Restated balances									

Movement	30-06-2005								
	Paid capital	Reserve capital restatements	Share premium	Other reserves	Reserve future dividends	Retained earnings	Interim dividends	Development period deficit	Result for the period
Initial balance	474.157.984	19.151.583			-	17.850.183			10.736.192
Distribution prior period's results					-	10.736.172			(10.736.192)
Final dividend previous year					-	(28.586.355)			
Capital increase									
Capitalizatuin reserves &/or earnings	19.151.583	(19.151.583)							
Accumulated development period deficit									
Capital reduction	(24.558.390)								
Restatement of capital		4.933.096			-	285.864			
Result for the period									9.602.165
Interim dividends		-							
Final balance	468.751.177	4.933.096			-	285.864			9.602.165
Restated balances	486.094.971	5.115.621			-	296.441			9.957.445

Number of shares:

Series	No. subscribed shares	No. paid shares	No. shares with voting rights
Sole	1.000.000.000	1.000.000.000	1.000.000.000

Series	Subscribed capit	Paid capital
Sole	452.261.913	452.261.913

18.- Other non-operating Income and Expenses.

The detail of other non-operating income and expenses at June 30, 2006 and 2005 is as follows:

	2006 ThCh$	2005 ThCh$
Other non-operating income:		
Income under agreements & others (1)	567.247	441.173
Services to third parties (2)	916.893	968.301
Gain on sale of fixed assets	0	3.889
Suppliers & contractors fines & indemnities (3)	375.676	882.423
Services to customers	37.464	194.278
Property rentals	111.516	117.827
Recognition of past-due obligations	0	88.646
Recovery of training credit	65.611	0
Gain on sale of shares	1.544.599	0
Others	38.335	37.904
Total other income	3.657.341	2.734.441
Other non-operating expenses:		
Donations	141.834	30.418
Legal costs	18.795	2.804
Obsolescence of assets	35.794	29.814
Materials shortages	0	3.087
Cost of third-party services	76.072	1.983
Obsolete materials	0	1.294
Asset shortages	51.979	0
Fines	1.940	84
Loss on sale of assets	4.923	0
Exchange difference forward contract	63.443	0
Others	24.965	19.780
Total other expenses	419.745	89.264

(1) Mainly relate to agreements with property developers whereby Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Manquehue S.A. are obliged to add certain areas to their concession zones and to provide the public sanitation services there indefinitely.

(2) Services for third parties relates to services related to the business, mainly engineering services.

(3) Includes a transaction with Degremont for discrepancies in the application and interpretation of the La Farfana treatment plant construction contract.

(4) Includes expropriation of land

19.- Price-level restatements

The detail of price-level restatements, calculated as stated in Note 2 e), is the following:

ACTIVOS (CARGOS) / ABONOS	Indice de reajustabilidad	30-06-2006	30-06-2005
EXISTENCIAS	IPC	(6.437)	45.955
ACTIVO FIJO	IPC	6.558.255	5.916.309
INVERSIONES EN EMPRESAS RELACIONADAS	IPC	1.847.861	0
MENOR VALOR INVERSIONES.	IPC	2.139.647	3.969.220
OTROS ACTIVOS MONETARIOS.	IPC	144.021	5.748
INTANGIBLES.	IPC	346.290	368.969
OTROS ACTIVOS NO MONETARIOS.	IPC	244.616	744.949
OTROS ACTIVOS MONETARIOS.	UF	58.462	66.371
CUENTAS POR COBRAR EERR.	IPC	0	0
OTROS ACTIVOS NO MONETARIOS	UF	33.756	28.771
CUENTAS DE GASTOS Y COSTOS	IPC	468.532	519.359
TOTAL (CARGOS) ABONOS		**11.835.003**	**11.665.651**

PASIVOS (CARGOS) / ABONOS			
PATRIMONIO	IPC	(5.057.195)	(5.412.062)
INTERES MINORITARIO.	IPC	(1.851.938)	(1.539.425)
OBLIGACIONES CON EL PUBLICO (BONOS).	UF	(2.062.227)	(75.838)
DOCUMENTOS POR PAGAR.	UF	(149.127)	(67.739)
OBLIGACIONES CON BANCOS.	UF	0	(6.097)
PASIVOS MONETARIOS.	UF	(155.867)	(291.365)
PASIVOS MONETARIOS.	IPC	(137.561)	(170.339)
PASIVOS NO MONETARIOS.	IPC	(51.400)	(46.540)
RETENCION A PROVEEDORES.	IPC	0	(2.219.234)
PASIVOS NO MONETARIOS	UF	(37.488)	(38.287)
CUENTAS DE INGRESOS	IPC	(1.291.900)	(1.397.057)
TOTAL (CARGOS) ABONOS		(10.794.703)	(11.263.983)
(PERDIDA) UTILIDAD POR CORRECCION MONETARIA		**1.040.300**	**401.668**

20.- Exchange differences

Exchange differences during the periods ended June 30, 2006 and 2005 were as follows:

ACTIVOS (CARGOS) / ABONOS	Moneda	30-06-2006	30-06-2005
DISPONIBLE	DOLAR	3.472	(395)
DISPONIBLE	EUROS	0	510
OTROS ACTIVOS	DOLAR	(78)	(2.814)
OTROS ACTIVOS	EUROS	548	(231)
EXISTENCIAS	DOLAR	9.167	0
EXISTENCIAS	EUROS	(66)	0
DISPONIBLE	EUROS	0	0
CUENTAS POR COBRAR	DOLAR	0	0
VALORES NEGOCIABLES	EUROS	44.848	0
Total (Cargos) Abonos		**57.891**	**(2.930)**
		0	0
PASIVOS (CARGOS) / ABONOS		0	0
CUENTAS POR PAGAR	DOLAR	(1.475)	(249)
CUENTAS POR PAGAR	EUROS	(1.204)	562
ACREEDORES VARIOS	EUROS	0	0
OTROS PASIVOS	DOLAR	0	163
OTROS PASIVOS	EUROS	(789)	2.996
ACREEDORES VARIOS	DOLAR	58	0
RETENCIONES	DOLAR	(4.737)	0
RETENCIONES	EUROS	(297)	0
Total (Cargos) Abonos		(8.444)	3.472
(Perdida) Utilidad por diferencias de cambio		**49.447**	**542**

21.- Share and bond issue and placement expenses.

During the months of September 2001, December 2002, May 2003, December 2005 and January 2006, the subsidiary Aguas Andinas S.A. issued and placed bonds on the domestic market. In accordance with Circular 1,370 of the Superintendency of Securities and Insurance, the related costs with respect to payments to credit-rating agencies, stamp taxes and other general expenses, were capitalized. These expenses are shown in Other Assets and are broken down as follows:

Bonds	Gross Capitalized Expenses 2006 ThCh$	Gross Capitalized Expenses 2005 ThCh$	Amortization period Years
Series A	0	358.403	5,0
Series B	537.618	537.605	21,0
Series C	1.272.174	1.272.143	8,0
Series D	0	2.628.933	6,0
Series E	120.857	0	6,5
Series F	1.997.975	0	21,0
TOTAL	3.928.624	4.797.084	

The Series A was prepaid during September 2005 so the balance of capitalized expenses at that date was charged to income. In January 2006, the Series D bonds were exchanged and the related capitalized expense was transferred to the Series F bonds in the percentage of the exchange acceptance, the balance not accepted being charged to income.

22.- Statement of cash flows.

In the statement of cash flows, cash equivalents consist of financial investments, including time deposits, marketable securities maturing within 90 days and securities acquired under resale agreements. The detail of the balance of cash and cash equivalents is as follows:

	2006 ThCh$	2005 ThCh$
Cash & banks	157.257	303.702

Time deposits	698.852	6.159.382
Marketable securities	913.954	3.523.387
Other current assets (Instruments of Banco Central de Chile)	0	2.720.350
Balance of cash & cash equivalents	1.770.063	12.706.821

Financing cash flow:

Among the financing activities that generated cash flow during the 2006 and 2005 periods, Other sources of financing relate to the collection of reimbursable financing contributions that the Company makes in accordance with current legislation (Decree Law 70, 1988).

Other financing disbursements relate to the payment of promissory notes on maturity and the prepayment of notes issued for reimbursable financing contributions, and the dividend payment made by Aguas Andinas S.A. to its minority shareholders.

Investment cash flow:

Investment activities that commit future flows for Aguas Andinas S.A. and subsidiaries relate to accrued construction works amounting to ThCh$7,581,015 and ThCh$15,733,889 at June 2006 and 2005 respectively.

Other investment disbursements represent purchases of water rights in the first section of the rivers Mapocho and Maipo.

23.- Contingencies and Restrictions

a)Direct guarantees

Performance bonds and guarantee policies have been issued in favour of third parties for ThCh$14,455.123 and ThCh$11,707,017 at June 30, 2006 and 2005 respectively, whose detail is given in the table.

b)Lawsuits pending

The principal lawsuits of the subsidiaries are the following:

-Court: 15th Civil Court of Santiago; Case file: 1337-1996

Aguas Andinas S.A. was sued by a private individual for not having been able to exploit mining deposits on land that was expropriated by the Treasury for the construction of the El Yeso reservoir. At the time of the expropriation, Aguas Andinas S.A. was not the owner of the reservoir as this was transferred to it in 1990. The amount is not determined. Present position: the Santiago Appeals Court confirmed the sentence in the first instance which rejected the

demand against Aguas Andinas S.A. and revoked the contrary sentence of the Treasury, denying the demand with respect to the latter.
The plaintiff has presented recourse of annulment in basis and form which is pending until 2007.

Court: 11th Civil Court of Santiago; Case file: 5716-1999

Aguas Andinas S.A. was sued severally by a gas company for damages to a pipeline as a result of works of a construction company. Aguas Andinas S.A. alleges that it has no responsibility in this incident as it has no relationship whatsoever with the cause of the damage. The amount demanded is ThCh$85,816 plus indexation and interest. Sentence has been passed at the first instance rejecting the suit against Aguas Andinas S.A. accepting only a part of the suit against the construction company for a far lower figure. The gas company has appealed and asked that the suit be entirely accepted, also against Aguas Andinas S.A.

·Court: 4th Civil Court of Santiago; Case No.2235-2001
A company made a demand against Aguas Andinas S.A., alleging having occupied its land without authorization to build the discharge for the El Trebal plant. Aguas Andinas S.A. states that the building was based on rights of granted by third parties. The amount of the demand is not determined as no indemnity has been sought, just the restitution of the land. Sentence in the first instance was favourable to Aguas Andinas S.A., rejecting the demand in all its parts, with costs. The plaintiff has appealed.

Court: 29th Civil Court of Santiago; Case file: 1400-2001
An individual sued Aguas Andinas S.A. alleging having suffered enormous damage on the sale of 8.1 hectares of land for the construction of part of the El Trebal Plant. Aguas Andinas S.A. claims to have paid a fair price. The amount sought is approximately ThCh$120,000.

Judgment in the first instance rejected the suit. The plaintiff has appealed.

Court: 14th Civil Court of Santiago; Case file: 169-2003
A company sued Aguas Andinas S.A. seeking the absolute nullity of Sociedad Gestión y Servicios S.A. in which Aguas Andinas S.A. has a 1% shareholding.
Final sentence was given in the first instance denying the suit and condemning the plaintiff to pay the costs. The plaintiff has appealed.

Court: 11th Civil Court of Santiago; Case file: 3541-2004
Aguas Andinas S.A. was sued for the payment of an indemnity for extra-contractual liability for environmental damage, an offence under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odours from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to an enormous financial damage as a result of the drop in the value of their properties. Amount involved: U.F. 506,594. Current status: First instance – discussion period. Exceptions were presented in order to correct irregularities in the suit and in the procedure that led to the damages under Law 19,300. There is a medium possibility of success in this case as the suit lacks solid arguments. In any case, the result will depend on the proof of damages submitted. The proceedings have not yet commenced.

Court: 19th Civil Court of Santiago; Case file: 2632-2004
A private individual is requesting the reversal of the sale of some water rights to Aguas Andinas S.A. through a third party, sustaining that this has violated his rights. He is demanding the restitution of the water rights that were acquired for U.F. 5,525. The evidence stage is pending. According to information at hand, this suit will not be successful.

11th Civil Court of Santiago; Case No.13.214 - 2004
Aguas Andinas S.A. was sued for damages and extra-contractual liability for environmental damage, an offence under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odours from the Santiago Poniente Plants and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to neighbouring residents, in addition to an enormous financial damage as a result of the drop in the value of their properties. Amount involved: U.F. 492,607 plus indexation and interest. Current status: First instance - discussion period. Exceptions were presented in order to correct irregularities in the suit. There is a moderate possibility of success; the result will depend on the proof of damages submitted. The court process has not yet commenced.

18th Civil Court of Santiago; Case No. 322-2005
Aguas Andinas S.A. was sued for technical faults and defects at the La Farfana Sewage Plant, causing bad odours that have affected the physical and psychological health of the neighbors.
Amount demanded: ThCh$3,890,000 plus indexation and interest.
It is believed that it is improbable that damage can be shown affecting or putting at risk the psychological or physical health of the plaintiffs from the bad odours. Even so, the success of the demand will depend on the evidence of the damages. The proceedings stage has still not begun.

·Court: 1st Labour Court of Santiago; Case No.5901-2005
Aguas Andinas S.A. was demanded subsidiarily for damages as the result of the accident and death of 4 workers.
Amount demanded: ThCh$ 2,400,000
State of the case: discussion period.
Estimate of the result: It is still not possible to determine.

·Court: 19th Civil Court of Santiago; Case No.1105-2006

Aguas Andinas S.A. was sued for damages and extra-contractual liability for environmental damage, an offence under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odours from the Santiago Poniente Plants and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to neighbouring residents, in addition to an enormous financial damage as a result of the drop in the value of their properties.
Current status: First instance - discussion period. Exceptions were presented in order to correct irregularities in the suit.
Amount involved: Ch$ 940,000 million plus indexation and interest. The success of the demand will depend on the proof of damages submitted. The court process has not yet commenced.

- Case N. 4693-99, 11th Civil Court of Santiago. Demand with respect to alleged damages brought by 79 residents of the district of Lo Barnechea due to supply problems in October and November 1996. ThCh$728,626 is sought under a rectification of the demand. The Appeals Court accepted the appeal of the Company, accepting the exception of the ineptitude of the libel. The plaintiffs reformulated the demand and the discussion period has ended. There are good probabilities that the Company will win the case.

- Case No.1158-2002, 8th Civil Court of Santiago. Demand for damages for moral damage due to dismissal because of dishonesty by a former employee of the Company, which was declared unjustified by the Supreme Court. The demand is for ThCh$140,000. Status: sentence favourable to the Company. The plaintiff has appealed. It is probable that the court will confirm the sentence in the first instance.

Arbitration. Case before arbitration concerning compliance with an agreement signed on November 10, 1980 before the notary Raúl Undurraga Laso. The Company is asked to prepare and build a device for supplying 30 litres per second at the foot of La Dehesa reservoir. Amount approximately UF 30,000. Status: discussion period ended. It is believed that the demand should be rejected based on the evidence.

Arbitration. Arbitration proceedings concerning a declaration of ineffectiveness of an agreement signed on November 10, 1980 before the notary Raúl Undurraga Laso. This ineffectiveness was produced from the coming into effect of laws and regulations covering the sanitation business. The obligations under the agreement therefore are non-existent. Amount UF 583,983.89. Status: it is not possible to make an estimate given the state of the case. Demand recently notified.

- Case No.1189-2004, 19th Civil Court of Santiago
Appeal against fine for non-compliance of the written orders and instructions of the SISS, by not sending within the set term the information for the "Coverage of sewage treatment" and "Drinking water production" process.
Resolution No.426 of February 9, 2004 for 10 UTA. Status: unfavourable sentence; appealed.

- Case No.2829-2003, 7th Civil Court of Santiago. Appeal against Resolution No.1194 of May 19, 2003 which applied a fine of 26 UTM with respect to discharges of the Los Trapenses sewage

treatment plant on July 16, 2002 which exceeded the limit of a thousand fecal coliforms per hundred millimetres of water in the discharge.

- Case No.1134-2004, 7th Civil Court of Santiago. Non-compliance with the written orders and instructions of the SISS by not sending within the set term the information for the "Coverage of sewage treatment" and "Drinking water production" process.

· The Company is party to other lawsuits of less importance (in favour and against).

The management and its legal advisers believe that the above lawsuits will have no adverse material effect on the financial statements, although it has made provisions which are shown in Note 14.

c) Bond issue covenants

The Company has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1.- Send to the representative of the bond holders a copy of the Company's quarterly and audited annual unconsolidated and consolidated financial statements, and those of the subsidiaries registered with the Superintendency of Securities and Insurance, within the same time limits set by the Superintendency of Securities and Insurance together with all the public information reported to that Superintendency.

2.- Record in its books the provisions for adverse contingencies that may arise and which, in management's opinion, should be reflected in its financial statements and/or those of its subsidiaries.

3.- Maintain insurance cover that reasonably protects its assets including its main offices, buildings, plants, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

4.- The Company is obliged to ensure that its transactions with its subsidiaries or other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

5.- Maintain a debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the debt to equity ratio.
6.- The Company may not sell, assign or transfer essential assets (public-utility concessions granted by the Superintendency of Sanitation Services for Greater Santiago), except for contributions or transfers of essential assets to subsidiary companies.

d) Bank loan covenants

The Company has the following obligations and restrictions contained in loan agreements with several local banks:

1.- Maintain a debt level of no greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the debt to equity ratio.

2.- Prohibition on the disposal or loss of title over essential assets except for contributions or transfers of essential assets to subsidiaries.

3.- Send to the different banks with which the Company has loans, a copy of the quarterly and audited annual unconsolidated and consolidated financial statements within a maximum term of five days from the time they are sent to the Superintendency of Securities and Insurance.

4.- Record in its books the provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in the financial statements of the Company.

5.- Maintain insurance cover that reasonably protects its assets including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

6.- Send a certificate issued by the general manager of the Company confirming compliance with the obligations assumed in the loan agreement.

7.- Prohibition on the payment of dividends if there is a default or delay in the payment of some loan instalment, except for the minimum obligatory dividend.

8.- Maintain a financial expense coverage ratio of at least 3:1 calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio between operating income plus depreciation and amortization of intangible assets for the year, divided by financial expenses.

9.- Prohibition on the liquidation or dissolution of the Company, its operations or the business in which it engages; or to participate in any action or contract with the purpose of creating a merger or consolidation, except in the case of a merger with its present subsidiaries.

10.- The Company is obliged to ensure that its transactions with its subsidiaries or other related parties are carried out on equitable conditions similar to those normally prevailing in the market.

Acreedor de la garantía	Debtor		Kind of guarantee	Assets affected		Balance pending payment at close of financial statements	
	Name	Relationship		Type	Book Value	30-06-2006	30-06-2005
SISS	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			7.903.357	7.324.995
EMPRESA FERROCARRILES	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			2.396	2.396
ENERSIS S.A.	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			9.076	9.076
MUNICIPALIDAD DE PROVIDENCIA	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			20.440	20.440
MUNICIPALIDAD DE LAS CONDES	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			1.000	1.000
MUNICIPALIDAD DE SANTIAGO	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			16.885	16.885
SERVIU METROPOLITANO	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			2.113.859	1.151.819
DIRECCIONA REGIONAL VIALIDAD	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			1.633	-
MUNICIPALIDAD DE VITACURA	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			36.303	36.273
MUNICIPALIDAD DE LO BARNECHEA	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			158.120	6.608
ENERSIS S.A.	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			-	1.088
SISS	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			1.696.925	847.315
SISS	AGUAS CORDILLERA S.A.	SUBSIDIARY	GUARANTEE POLICY			655.789	658.872
SISS	AGUAS LOS DOMINICOS S.A.	SUBSIDIARY	PERFORMANCE BOND			255.987	255.775
CONAMA	ANAM S.A.	SUBSIDIARY	PERFORMANCE BOND			53.613	-
CONSTRUCTORA NORTE SUR S.A.	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			166.321	445.484
MUNICIPALIDAD DE LAS CONDES	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			2.500	1.556
SISS	AGUAS MANQUEHUE S.A.	SUBSIDIARY	PERFORMANCE BOND			375.752	375.441
SISS	AGUAS MANQUEHUE S.A.	SUBSIDIARY	PERFORMANCE BOND			471.250	479.343
SERVIU METROPOLTANO	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			27.227	60.683
DIRECCION OBRAS HIDRAULICAS	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			2.620	3.355
CHILECTRA S.A.	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			1.089	-
COSTANERA NORTE S.A.	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			136.081	-
DIRECCION GENERAL DE OBRAS	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			-	8.613
I.MUNICOPALIDAD QUINTA NORMAL	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			1.776	-
I. MUNICIPALIDAD SAN BERNARDO	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			5.445	-
MINISTERIO DE OBRAS PUBLICAS	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			270.129	-
GLOBAL WATER SYSTEM S.A.	ECORILES S.A.	SUBSIDIARY	PERFORMANCE BOND			69.550	-
TOTALES						14.455.123	11.707.017

24.- Guarantees received from third parties

At June 30, 2006 and 2005, the Company had received documents in guarantee for ThCh$16,735,262 and ThCh$20,668,076 respectively arising principally from works contracts with construction companies to ensure full compliance with contracts. There are also other guarantees to ensure compliance of service and materials supply contracts to ensure their prompt provision or delivery.

The following is a detail of the more significant bank guarantees received as at June 30, 2006:

Aguas Andinas S.A.

CONTRATOR	AMOUNT ThCh$	EXPIRY DATE
ING. Y CONST. M.S.T. S.A.	80,000	15-07-2006

ING. Y CONST. M.S.T. S.A.	80.736	16-07-2006
CONSTRUCTORA PEREZ Y GOMEZ LTDA.	81.677	31-08-2006
SOCIEDAD GENERAL DE MONTAJES	85.765	28-05-2007
INV. AGUAS METROPOLITANA LTDA.	85.836	12-03-2007
DALCO INGENIERIA LTDA.	88.722	16-05-2008
MARCELINO CARRASCO B Y CIA. LTDA.	90.752	03-05-2007
ANALISIS AMBIENTALES S.A.	94.382	24-10-2007
NAVARRETE Y DIAZ CUMSILLE ING. CIV. S.A.	97.468	31-03-2007
CONSTRUCTORA ACONCAGUAS S.A.	98.012	26-06-2007
CONSTRUCTOTA BELFI-BCF LTDA.	108.902	28-02-2007
CONSTRUCTORA CBA LTDA.	119.793	31-12-2006
CONSTRUCTORA ACSA LTDA.	120.604	25-09-2007
GTECH CORPORATION CHILE	123.423	27-10-2006
CAPTAGUA INGENIERIA S.A.	147.941	16-05-2008
CHILECTRA S.A.	181.504	01-08-2006
CIA. AMERICANA DE MULTISERVICIOS S.A.	181.504	03-05-2007
JARA GUMUCIO S.A.	207.000	02-01-2008
CONSTRUCTORA NORTE SUR S.A.	218.331	30-08-2006
ITT SANITAIRE	224.542	30-10-2007
CLARO,VICUÑA VALENZUELA S.A.	233.424	15-02-2007
CLARO,VICUÑA VALENZUELA S.A.	256.535	29-12-2006
KDM S.A.	272.256	10-01-2007
JARA GUMUCIO S.A.	292.221	20-07-2006
CIA DE PETROLEO DE CHILE S.A.	305.196	22-03-2007
CONSTRUCTORA CON-PAX S.A.	317.087	08-09-2006
NECSO ENTRECANALES C. CHILE S.A.	324.147	31-01-2007
SACYR CHILE S.A.	324.147	31-01-2007
CADAGUA S.A.	1.169.485	11-02-2007
DEGRéMONT S.A. AGENCIA EN CHILE	2.215.061	30-08-2007
TOTAL	8.226.453	

Aguas Cordillera S.A.

CONTRATOR	AMOUNT ThCh$	EXPIRY DATE
Socovesa Ing. y Construcción S.A.	350.359	02-04-2008
Icafal Ing. y Construcción S.A.	256.400	30-09-2007
Captagua Ingenieria. S.A.	133.232	20-05-2008
Constructora Acsa Andina Ltda.	108.781	02-12-2006
Ing. y Constr. Oyarzún y Moreno Ltda.	85.067	17-07-2006
Constructora Trébol Ltda.	71.677	28-02-2007
Ingeniería y Construcción MST S.A.	58.333	30-04-2007
Constructora Cosal S.A.	56.204	01-02-2007

Captagua Ingenieria. S.A.	55.826	17-12-2007
Inlac S.A.	54.068	15-02-2007
Inmobiliaría Manquehue Oriente S.A.	51.840	03-04-2007
Degremont Ltda.	48.351	09-01-2007
Marcelino Carrasco Bahamondes y Cia.	45.378	03-05-2007
Captagua Ingenieria. S.A.	38.547	20-08-2007
Soc. Constructora Rupanco S.A.	33.770	31-07-2007
Inmob. y Const. Nueva Pacífico Sur Ltda.	32.716	17-08-2007
Captagua Ingenieria. S.A.	31.770	26-03-2007
Ingeniería y Const. Eugenio Diaz S.A.	29.426	12-02-2008
Empresa Constructora Modelo S.A.	29.045	30-09-2006
Inmob. y Const.Nueva Pacífico Sur Ltda.	27.227	01-09-2006
Jara Gumucio S.A.	22.214	30-05-2007
Constructora y Comercial El Alba S.A.	21.237	30-01-2007
TOTAL	1.641.468	

Aguas Los Dominicos S.A.

CONTRATOR	AMOUNT ThCh$	EXPIRY DATE
Empresa Const. Vicam Ltda.	8.361	25-07-2006
Empresa Const. Vicam Ltda.	1.604	27-08-2006
Ingenieros Consultores Asociados Ltda.	327	02-11-2006
Servicios y Asesorías Prof. S. A.	3.000	30-06-2008
TOTAL	13.292	

Aguas Manquehue S.A.

CONTRATOR	AMOUNT ThCh$	EXPIRY DATE
Dalco Ingeniería Ltda.	21.150	02-01-2007
Ingeniería y Constructora Eugenio Díaz	27.552	25-03-2007
Empresa Constructora Olbertz Ltda.	24.524	10-07-2007
Ingeniería Construcción y Montajes S.A.	5.520	30-07-2007
Ecopreneur Chile S.A.	64.528	17-04-2008
Soc.Construc.Rupanco.	142.213	31-07-2008
TOTAL	285.487	

Ecoriles S.A.

CONTRATOR	AMOUNT ThCh$	EXPIRY DATE
Sodexho Chile S.A.	1.200	22-07-2006
TOTAL	1.200	

Anam S.A.
At June 30, 2006 and 2005, the Company has received no performance bonds from third parties.
Gestion y Servicios S.A.
At June 30, 2006 and 2005, the Company has received no performance bonds from third parties.

25.- Local and Foreign Currencies

The Company shows the following assets and liabilities in local and foreign currency at June 30, 2006 and 2005:

Current Assets

	Currency	Amount 30-06-2006	Amount 30-06-2005
Current assets			
CASH & BANKS	NON-INDEXED CH$	148.358	294.291
CASH & BANKS	DOLLAR	8.899	9.411
MARKETABLE SECURITIES	NON-INDEXED CH$	913.954	3.523.387
TRADE ACCOUNTS RECEIVABLE	NON-INDEXED CH$	31.725.507	29.475.291
NOTES RECEIVABLE	NON-INDEXED CH$	441.471	507.531
NOTES RECEIVABLE	INDEXED CH$	1.854.460	876.582
SUNDRY DEBTORS	INDEXED CH$	56.005	70.212
NOTES RECEIVABLE REL. COS.	NON-INDEXED CH$	17.460	23.842
INVENTORIES	INDEXED CH$	1.261.211	1.318.881
RECOVERABLE TAXES	INDEXED CH$	357.737	1.000.008
SUNDRY DEBTORS	EURO	383	1.919
PREPAID EXPENSES	INDEXED CH$	563.918	662.116
DEFERRED TAXES	INDEXED CH$	986.423	681.350
OTHER CURRENT ASSETS	NON-INDEXED CH$	4.700	2.730.415
SUNDRY DEBTORS	DOLLAR	2.593	1.014
SUNDRY DEBTORS	NON-INDEXED CH$	469.721	263.129
TIME DEPOSITS	NON-INDEXED CH$	698.852	6.159.382
MARKETABLE SECURITIES	EURO	0	0
PREPAID EXPENSES	NON-INDEXED CH$	892	693
OTHER CURRENT ASSETS	INDEXED CH$	1.346.379	781.588
RECOVERABLE TAXES	NON-INDEXED CH$	944	16.114
Fixed assets			
FIXED ASSETS	INDEXED CH$	592.470.212	595.996.827
Othert assets			
GOODWILL	INDEXED CH$	338.776.544	370.440.123
GOODWILL	INDEXED CH$	(1.057)	(1.125)
LONG-TERM DEBTORS	NON-INDEXED CH$	1.294.915	2.210.355
LONG-TERM DEBTORS	INDEXED CH$	7.251.018	7.851.620
INTANGIBLE ASSETS (NET)	INDEXED CH$	36.258.983	36.697.628
OTHERS	INDEXED CH$	13.744.657	9.650.956
OTHERS	NON-INDEXED CH$	866.957	961.570
Total Assets			
	NON-INDEXED CH$	**36.583.731**	**46.166.000**
	DOLLAR	**11.492**	**10.425**
	INDEXED CH$	**994.926.490**	**1.026.026.766**
	EURO	**383**	**1.919**

Current Liabilities

	Currency	Up to 90 days				90 days to 1 year			
		30-06-2006		30-06-2005		30-06-2006		30-06-2005	
		Amount	Avge annual int rate	Amount	Avge annual int rate	Amount	Avge annual int rate	Amount	Avge annual int rate
BONDS PAYABLE CURRENT PORTION	INDEXED CH$	12.100.937	4,25%	2.323.755	5,23	1.270.745	4,46%	32.826.163	5,79
BANK BORROWINGS CURRENT PORTION L/T	NON-INDEXED CH$	11.477.058	5,56%	0		0		0	
ACCOUNTS PAYABLE	NON-INDEXED CH$	11.221.135		12.813.797		0		0	
ACCOUNTS PAYABLE	INDEXED CH$	14.296		13.702		0		0	
ACCOUNTS PAYABLE	EURO	8.198		0		0		0	
ACCOUNTS PAYABLE	DOLLAR	143.335		140.283		0		0	
NOTES PAYABLE	INDEXED CH$	311.442	6,76%	1.843.495	6,10	11.641		3.270.148	6,16
SUNDRY CREDITORS	NON-INDEXED CH$	65.183		61.946		51.937		53.227	
SUNDRY CREDITORS	INDEXED CH$	393.580	4,34%	1.101.339		1.121.597	4,34%	468.054	
PROVISIONS	NON-INDEXED CH$	9.563.358		7.766.984		5.694.451		6.458.437	
WITHHOLDINGS	NON-INDEXED CH$	5.927.495		5.852.405		0		0	
INCOME TAX	NON-INDEXED CH$	0		82.519		747.703		801.238	
NOTES & ACCTS PAYABLE REL COS.	NON-INDEXED CH$	1.215.331		7.970.086		0		0	
UNEARNED INCOME	INDEXED CH$	463.064		106.062		1.188.544		530.181	
UNEARNED INCOME	NON-INDEXED CH$	86.563		94.637		0		0	
PROVISIONS	INDEXED CH$	193.755		42.368		0		159.108	
BANK BORROWINGS CURRENT PORTION L/T	NON-INDEXED CH$	4.331.449	6,78%	264.783	5,99	7.023.333	6,81%	985.150	
OTHER LIABILITIES	NON-INDEXED CH$	421		35.553		0		0	
NOTES & ACCTS PAYABLE REL COS.	EURO	1.712.179		1.351.124		0		0	
NOTES PAYABLE	NON-INDEXED CH$	122.223	7,81%	0		1.812		0	
NOTES PAYABLE	INDEXED CH$	3.880		0		102.911	6,78%		
BANK BORROWINGS CURRENT PORTION L/T	INDEXED CH$	0		0		0		418.496	4,08%
TOTAL CURRENT LIABILITES									
	INDEXED CH$	13.480.954		5.430.719		3.695.438		37.672.150	
	NON-INDEXED CH$	44.010.214		34.942.700		13.519.236		8.298.052	
	EURO	1.720.377		1.351.124		0		0	
	DOLLAR	143.335		140.283		0		0	

Long-term liabilities: 2006

RUBRO	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
OBLIGACIONES CON EL PUBLICO	INDEXED CH$	85.983.516	4,81%	68.238.525	4,62%	13.416.938	6,25%	24.220.857	6,25%
DOCUMENTOS POR PAGAR	INDEXED CH$	640.573	6,75%	582.131	7,12%	14.842.821	5,19%	9.700.171	4,53%
ACREEDORES A LARGO PLAZO	INDEXED CH$	865.389		799.762		0		0	
PROVISIONES	INDEXED CH$	278.240		278.240		633.636		6.916.658	
IMPUESTOS DIFERIDOS	INDEXED CH$	448.533		430.585		1.065.327		1.160.910	
OTROS PASIVOS LARGO PLAZO	INDEXED CH$	578.168	7,27%	143.147	8,05%	204.632	8,41%	41.107	
OBLIG. CON BCOS. E INST. FINANC	NON-INDEXED CH$	27.017.306	5,99%	29.132.787	5,99%	13.484.457	5,99%	0	
TOTAL PASIVOS A LARGO PLAZO									
	INDEXED CH$	88.814.419		70.472.390		30.163.354		42.039.703	
	NON-INDEXED CH$	27.017.306		29.132.787		13.484.457		0	

Long-term liabilities: 2005

RUBRO	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
OBLIG. CON EL BCOS. E INST. FINANCIERAS	NON-INDEXED CH$	28.093.333	6,81%	26.100.000	6,82%	2.850.000	6,92%	0	
OBLIGACIONES CON EL PUBLICO	INDEXED CH$	31.786.480	4,25%	29.250.545	4,32%	62.616.122	4,37%	72.077.442	4,79%
DOCUMENTOS POR PAGAR	INDEXED CH$	535.563	7,34%	376.415	7,64%	14.147.957	5,59%	13.673.255	3,90%
ACREEDORES VARIOS	INDEXED CH$	418.856	4,34%	746.931		0		0	
PROVISIONES	INDEXED CH$	237.530		237.530		590.828		6.843.954	
IMPUESTOS DIFERIDOS	INDEXED CH$	447.080		447.080		1.113.434		1.797.424	
OTROS PASIVOS	INDEXED CH$	30.057	8,62%	23.110	8,46%	41.440	7,95%	0	
OTROS PASIVOS	NON-INDEXED CH$	51.114		0		0			
OTROS PASIVOS	INDEXED CH$	183.318		96.565		57.514			
OTROS PASIVOS	NON-INDEXED CH$	47.391	8,89%	51.765	9,23%				
TOTAL PASIVOS A LARGO PLAZO									
	NON-INDEXED CH$	28.191.838		26.151.765		2.850.000		0	
	INDEXED CH$	33.640.984		31.178.196		78.567.295		94.392.075	

26.- Sanctions

Inversiones Aguas Metropolitanas S.A.

SANCTIONS

a) Superintendency of Securities and Insurance:

Neither the Company nor its directors or executives were sanctioned during the periods covered by the financial statements.

b) Other administrative authorities.

Aguas Andinas S.A.
Year 2006

By Resolution SISS No.553 of February 8, 2006, a fine of 50 UTA was applied mainly for non-compliance with the written instructions of the Superintendency, contained in various notes, by not providing in good time information on expenses and costs for the year 2004. An appeal was lodged before the 26th Civil Court of Santiago (case No.15200-2006) in order to obtain a reduction in the fine, pending judgment.

By Resolution SISS No.1389 of April 21, 2006, a fine of 5 UTA was applied for sending the PRO017 4 (PROCOF) process with mistakes in load and evidence. The fine was paid in May 2006.

By Resolution SISS No.1454 of April 28, 2006, a fine of 20 UTA was applied for deficiencies in the quality of sewage in the district of Quilicura. An appeal was lodged with the 29th Civil Court of Santiago (case No.6509-2006). Demand in the first instance.

ii) The Metropolitan Region Secretary of the Ministry of Health applied a fine of 100 UTM for non-compliance with the provisions of clauses 3, 33 and 66 of the Regulations on Basic sanitary and environmental conditions in the workplaces and non-compliance with clauses 9 and 161 to 174 of the Sanitation Code. The fine was paid in June 2006

Year 2005

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By Resolution SISS No.2807/2005, it applied a fine of 25 UTA, paid at December 30, 2005, for non-compliance with No.6 of Chapter VII of the Invoicing Manual.

By Resolution 710/2005, it applied a fine for non-compliance with written instructions given by the Superintendency in its Official Letter No.1908 and in Chapter XI of the Invoicing Manual. Amount payable 40 UTA. Status: unfavourable sentence: appeal lodged.

Estimate of the result: it is intended to obtain a reduction in the fine.

ii) The Metropolitan Region COREMA applied a fine of 300 UTM by its Resolution No.069/2005 of February 17, 2005, as a result of bad odours emanating from the La Farfana treatment plant. 10% of the fine was paid in order to appeal to the courts. Appeal proceedings were brought before the 27th Civil Court of Santiago, case No.6857/2005. Status: in the evidence stage.

Year 2004

i)The Superintendency of Sanitation Services applied the following fines:
By Resolution 415 dated February 9, 2004, the SISS fined the Company for not complying with written orders and instructions to send within the set term information for the "Cover of the treatment of sewage" and "Production of drinking water" processes. Appeal proceedings were lodged with the 29th Civil Court of Santiago (case No.1189-2004). Status: In the first instance stage, the appeal was rejected. A further appeal was made. The amount of the sanction is 30 UTA.

The Company was sanctioned when the SISS detected a failure to comply with the parameters established on fecal coliforms during a self-evaluation made during the second quarter of 2003 at the Paine plant. Summary complaint proceedings were brought before the 29th Civil Court of Santiago (case No.1434-2004). Status: in the second instance stage, the appeal against the sanction is pending. The amount of the sanction is 26 UTA.

By SISS Resolution 2858, the Company was fined for not complying with written orders and instructions issued by the SISS under Official memorandum 2774 and the development plan for the town of Curacaví. Summary complaint proceedings were brought before the 29th Civil Court of Santiago (case No.11711-2004). Status: sentencing period. The amount of the sanction is 51 UTA.

ii) SESMA (the national environmental authority) applied the following fines:
By Resolution 5180 of December 15, 2003, a fine of 1,000 UTM was applied due to bad odours emanating from the La Farfana plant. The fine was paid in order to be able to bring a claim before the courts. This was presented to the 17th Civil Court of Santiago (case No.2999-2004). Status: awaiting start of evidence stage.

By Resolution 4838 of October 19, 2004, confirmed by Resolution 782 of February 2, 2005, SESMA fined the Company with 2,000 UTM for breach of Law 144/61 of the Ministry of Health, which sets standards for avoiding atmospheric emanations or contaminants of any kind. The fine was paid in order to bring a claim before the court. This was presented to the 25th Civil Court of Santiago (Case No.4566-2005). Status: in the evidence stage.

iii) By Resolution 177 of May 28, 2004, the Metropolitan Region Environmental Authority (COREMA) fined the Company 1,000 UTM for bad odours emanating from the La Farfana Plant.

5% of the fine was paid in order to commence a complaint through the courts (28th Civil Court of Santiago - Case No.6593-2004). Status: in the evidence stage.

Aguas Cordillera S.A.

By Resolution 425 of February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 4th Civil Court of Santiago (case No.1195-2004). Status: Unfavorable sentence; appealed against.

The Superintendency of Sanitation Services fined the Company under its Resolution 2734 for not complying with its written orders contained in Official Memorandum 2774 and in the development plan.
This fine is being appealed by the Company in the 29th Civil Court of Santiago (case No.11,129). Status: Unfavorable sentence; appealed against.

Aguas Los Dominicos S.A.

By Resolution 426 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the set term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 19th Civil Court of Santiago (Case No.1189-2004). Status: Unfavorable sentence; appealed against.

Aguas Manquehue S.A.

On May 19, 2003, the Superintendency of Sanitation Services fined the Company under its Resolution 1194 for failure to comply with the NCH 1333 Of 78 standard.
The Company paid the fine and this case is under appeal in the 7th Civil Court of Santiago (Case No.2829-2003). Status: on December 9, 2003, the appeal was granted against the sentence which rejected the demand.

By Resolution 424 dated February 9, 2004 the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed against by the Company in the 7th Civil Court of Santiago (Case No.1134-2004). Status: Unfavorable sentence; appealed against.

During the periods covered by the financial statements, no other sanctions have been applied to the Company, its directors or executives.

27.-Subsequent events

The management of the Company is unaware of subsequent events at the time of the issue of these financial statements that might significantly affect the financial position and/or results of the Company at June 30, 2006.

28.- The environment

The Parent has not disbursed any resources on environmental projects during the periods ended June 30, 2006 and 2005.

Subsidiaries

The principal disbursements in projects for improving the environment during the 2006 and 2005 periods refer to the construction of the sewage treatment plants detailed below:

Name of Works	2006 ThCh$	2005 ThCh$
Talagante treatment plant	1.349.828	3.618.054
Curacaví treatment plant	768.111	491.184
La Farfana treatment plant	726.765	143.347
Machinery for bio-drying	174.715	0
Muds raising chamber & transport	89.355	0
External platform for mud handling & disposal	75.836	0
Esmeralda Melipilla treatment plant (improvements)	25.763	4.178
Clean Mapocho environmental impact assessment	19.042	0
Cexas Melipilla treatment plant (expansion)	8.266	5.048
Isla de Maipo treatment plant	7.331	0
Pomaire plant improvement	5.542	0
Paine treatment plant	5.142	0
El Trebal plant improvement	3.004	0
Mud transport equipment & cleaning chambers	2.053	0
Installation electric generating equipment Cexas plant	0	11.407
Buin Maipú treatment plant	0	9.636
Los Nogales treatment plant	0	65.126
El Monte treatment plant	0	17.837
Plant chlorine leakage prevention & neutralization	0	9.724
TOTAL	3.260.753	4.375.541

29.- Long-term notes payable

Sanitation subsidiaries

Clause 14 of Decree Law 70 published in the Official Gazette on March 30, 1998 and clause 42 of Supreme Decree 453 set out the rules for the possibility of demanding reimbursable financial contributions for capacity and for extending the corresponding service to whoever asks to be incorporated as a customer or requires a service expansion.

The debt for reimbursable contributions is shown in Long-term notes payable for ThCh$ 28,733,190 and ThCh$ 25,765,696 at June 30, 2006 and 2005 respectively.

30.- Transfer of ownership of sanitation works

Under an agreement signed on June 30, 1998 between the Metropolitan Regional Government and Aguas Andinas S.A., ownership of the sanitary works constructed or acquired with resources of the National Regional Development Fund was transferred to the Company. The assets transferred under this agreement, which constitute contributions from third parties, are governed by Decree Law 70 issued by the Ministry of Public Works in 1988 and the provisions of clause 36 of the respective MINECON Law 453 of 1989.

At December 31, 1998, these assets were incorporated into the Company's fixed assets at a nominal value of Ch$1 for each one, as there is a prohibition on considering these assets transferred by the Regional Government as an investment for purposes of tariff setting. The Company cannot therefore earn a return on them and they do not represent any additional operating benefits for the Company to those already obtained since they started operations.

Furthermore, the cost benefit is not altered with respect to previous years as the Company made no disbursements.
The maximum tariff contemplated for this type of contribution is intended only to cover the operating and maintenance costs required.
According to the instructions of the Superintendency of Securities and Insurance, in its Resolution 01489 of March 22, 2000, the estimated technical value of these works was determined for information purposes. At that time, this amounted to ThCh$ 1,619,145 and its depreciation, determined on the basis of its time in use, amounts to ThCh$ 567,041.
The principal criteria used in the valuation of these works include earth movement, supply pipes, drinking water and sewage chambers and labour costs, all as at June 2006. The average useful life of these assets is 406 months and their remaining average useful life at June 2006 is 286 months.

MATERIAL INFORMATION

Inversiones Aguas Metropolitanas S.A.

1. The following was reported to the SVS on March 1, 2006:
At its meeting held on February 28, the board of the Company unanimously agreed the following:

1) To cancel the calling of the extraordinary shareholders meeting agreed at the board meeting held on December 14, 2005, and which should have been held next March 8, in order to renew the interim board of the company. The agreement to call the meeting was reported to the Superintendency on December 14, 2005 and the corresponding notices were published in the *Diario Financiero* on February 17, 20 and 21, 2006.
2) To call the ordinary shareholders meeting for April 27, 2006 at 11 a.m. at Av. Presidente Balmaceda 1398, 10th floor, Santiago. The agenda for the ordinary meeting will be the following:
a. Examination of the position of the company and the reports of the external auditors and the approval or rejection of the annual report, balance sheet and the financial statements and demonstrations presented by the management;
b. The distribution of the net income for the year and distribution of dividends;
c. The revocation of the interim board and election of all its titular and alternate members;
d. The appointment of the external auditors and credit-rating agencies, and
e. In general, any matter of corporate interest that is not reserved for the consideration of an extraordinary shareholders meeting.
3) To call an extraordinary shareholders meeting for April 27, 2006 to be held immediately following the close of the ordinary meeting referred to above, at Avda. Presidente Balmaceda 1398 10th floor, Santiago, in order to consider the proposal of the board to reduce the capital of the Company in the amount and at the time the meeting shall decide.
2. On March 13, 2006, the SVS was informed that:
At a board meeting held on March 22, 2006, the following was unanimously agreed:
a) To submit for the approval of the ordinary shareholders meeting to be held on April 27, 2006, among other matters, the board's proposal to distribute a final dividend of ThCh$5,974,400, equivalent to Ch$5.9744 per share, proposing May 29, 2006 as the payment date.
b) To submit to the consideration of the extraordinary shareholders meeting to be held on April 27, 2006, the board's proposal to reduce the capital of the Company by ThCh$21,959,900, and to distribute this to shareholders pro rata to their shareholdings as a charge to the proposed capital reduction, corresponding to Ch$21.9599 per share. It was also agreed to propose to authorize the board to set the date for this payment, which may be no later than June 30, 2006

3. The SVS was informed in April 5, 2006 that:
An extraordinary board meeting of the Company held in Barcelona, Spain on April 4 resolved the following:
a.To authorize the sale of 67,308,616 Series A shares in Aguas Andinas S.A., equivalent to 1.1% of the total subscribed and paid shares of that company, at a minimum price of Ch$182 per share. Following this transaction, the shareholding of Inversiones Aguas Metropolitanas S.A. in Aguas Andinas S.A. will reduce by 1.1%, but retaining control of that company with a holding of 50.102% of the capital, i.e. 3,065,744,510 Series A shares.
b.To amend the board resolution adopted on March 22, 2006, in order to submit for the consideration of the extraordinary shareholders' meeting called for next April 27 a proposal to reduce the capital by up to ThCh$ 33,609,900 through the corresponding amendment of the bylaws and payment in cash to shareholders pro rata to their holdings in the corporate capital.

4. The SVS was informed of the following on April 27, 2006:
a) The following resolutions, among others, were adopted at the ordinary shareholders meeting held on April 27, 2006:

- Distribute all the net income obtained by the company in 2005, amounting to Ch$17,103,980,871. As agreed by the board at the time, on September 27, 2005 an interim dividend was paid for a restated amount at December 31, 2005 of Ch$11,129,475,000, equivalent to 65.07% of the net income for the year, corresponding at that date to a dividend of Ch$10.965 per share.
Having distributed that interim dividend, the total earnings for distribution amount to Ch$ 5,974,400,000. The difference resulting from the calculation of dividends payable will be assigned to retained earnings. This means that the company's dividend No.2 will amount to Ch$ 5.9744 per share payable from May 29, 2006.
- The board of directors was revoked and the following members were elected for a full statutory period:

DIRECTORS	ALTERNATE DIRECTORS
Ángel Simón Grimaldos	Josep Bagué Prats
Alfredo Noman Serrano	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	Albert Martínez Lacambra
Herman Chadwick Piñera	Ignacio Guerrero Gutierrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

The first four of these directors were elected with the votes of the controller and the other three with the votes of minority shareholders.

b).The following resolutions were adopted at the extraordinary shareholders meeting held on April 27, 2006:

a) To reduce the company's capital, amending the fifth and first transitory clauses according to the texts approved by the shareholders.
b) Distribute to shareholders pro rata to their shares the sum of Ch$33,609,900,000 with respect to the capital reduction, resulting in the payment of Ch$ 33.6099 per share, in accordance with the mechanism approved by the meeting.
c) Authorize the board to determine the date that the approved capital reduction is paid, after completing all the legal formalities, but no later than December 31, 2006.

5. The SVBS was informed of the following on May 29, 2006:
At its meeting held on May 29, 2006, the board of the Company unanimously agreed the following:
a) Change of the chief executive officer: Giovano Suazo Hormazábal ceases in that position and is replaced by Albert Martínez Lacambra.
b) Albert Martínez resigns as an alternate director of the Company.
c) The board of directors is composed of the following members:

DIRECTORS	ALTERNATE DIRECTORS
Ángel Simón Grimaldos (Chairman)	Josep Bagué Prats
Alfredo Noman Serrano (Vice Chairman)	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	

Herman Chadwick Piñera	Ignacio Guerrero Gutierrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

f) The directors' committee was constituted, comprising the following members:

DIRECTORS	ALTERNATE DIRECTORS
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Alfredo Noman Serrano (Vice Chairman)	Fernando Rayón Martín

g) The capital reduction agreed by the extraordinary shareholders' meeting held on April 27, 2006 will be paid on June 15, 2006.

Aguas Andinas S.A.

The board of the company, at its meeting held on February 28, 2006, agreed to call the ordinary shareholders meeting for April 26, 2006, at 11 a.m. at Av. Presidente Balmaceda 1398, 10th floor, Santiago. The agenda will be that reserved for ordinary meetings.
On April 25, 2006, the board received the resignations of Bernardo Espinosa Bancalari as titular director and of his alternate Roberto Hempel Holzapfel.
In accordance with clause 32 of the Corporations Law, the total renewal of the board will be elected at the next ordinary shareholders meeting to be held on April 26, 2006.
On April 26, 2006, the SVS was informed that the board of the company comprises the following members:

DIRECTORS	ALTERNATE DIRECTORS
Alfredo Noman Serrano	José Vila Bassas
Alain Chaigneau	Fernando Rayón Martin
Pedro Butazzoni Alvarez	Xavier Amorós Corbella
Josep Bagué Prats	Lluis M Puiggari Lalanza
Mónica Singer González	Ramón Figueroa González
Jaime Arellano Quintana	Mario Castillo Astudillo
Carlos Mladinic Alonso	Jorge Bande Bruck

Aguas Cordillera S.A.

The company reported on March 1, 2006 that the board of the company, at its meeting held on February 28, 2006, agreed to call the ordinary shareholders meeting for April 25, 2006, at Av. Presidente Balmaceda 1398, 17th floor, Santiago.

Aguas Los Dominicos S.A.

The board of the company, at its meeting held on February 28, 2006, agreed to call the ordinary shareholders meeting for April 25, 2006, at 4.30 p.m. at Av. Presidente Balmaceda 1398, Santiago. The agenda will be that reserved for ordinary meetings.

Aguas Manquehue S.A.

The company reported on March 1, 2006 that the board of the company, at its meeting held on February 28, 2006, agreed to call the ordinary shareholders meeting for April 25, 2006, at 5 p.m. at Av. Presidente Balmaceda 1398, 17th floor, Santiago. The agenda will be that reserved for ordinary meetings.

On July 14, 2006, Aguas Manquehue S.A. reported that, in accordance with an agreement adopted at its board meeting held on November 30, 2005, the company signed, by public deed dated June 28, 2006, a contract for the expansion of its sanitation concession zone with the company Agrícola Santa Teresa S.A.

Inversiones Aguas Metropolitanas S.A. and subsidiaries reported no other material information at the end of the period ended June 30, 2006.

Unconsolidated financial statements for the

INVERSIONES AGUAS METROPOLITANAS S.A.

BALANCE SHEETS AT SEPTEMBER 30, 2006 AND 2005
(thousands of Chilean pesos)

	2006 ThCh$	2005 ThCh$
ASSETS		
CURRENT		
Cash & banks	27.406	16.892
Time deposits	708.441	-
Marketable securities	546.272	642.915
Sundry debtors (net)	197	30.842
Notes & accounts receivable related companies	15.536.644	1.244.115
Recoverable taxes	126.653	186.776
Prepaid expenses	9.982	
Other current assets	-	548.234
Total current assets	16.955.595	2.669.774
FIXED:		
Machinery & equipment	-	-
Other fixed assets	20.337	3.877
Accumulated depreciation (less)	(4.817)	(3.877)
Total fixed assets	15.520	-
OTHER ASSETS		
Investments in related companies	184.413.250	189.326.325
Goodwill	280.620.897	308.861.313
Others	-	69.938
Total other assets	465.034.147	498.257.576
TOTAL ASSETS	482.005.262	500.927.350

The accompanying notes form an integral part of these financial statements

LIABILITIES & SHAREHOLDERS' EQUITY	2006 ThCh$	2005 ThCh$
CURRENT:		
Accounts payable	60	-
Dividends payable	14.133.000	
Sundry creditors	51.467	53.277
Notes & accounts payable to related companies	1.659.864	1.265.678
Provisions	119.294	21.800
Withholdings	81.646	65.191
Income tax	-	782
Deferred taxes	12.599	13.004
Other current liabilities	4.450	26.125
Total current liabilities	16.062.380	1.445.857
LONG TERM :		
Deferred tases	164.655	178.546
Total long-term liabilities	164.655	178.546
SHAREHOLDERS' EQUITY :		
Paid capital	452.261.913	486.563.722
Reserve restatement of capital	11.373.768	11.957.937
Retained earnings	2.142.546	781.288
Accumulated earnings	305.088	326.399
Net income for the period	15.970.458	11.870.705
Total Shareholders' Equity	465.778.227	499.302.947
Total Liabilities & Shareholders' Equity	482.005.262	500.927.350

INVERSIONES AGUAS METROPOLITANAS S.A.

STATEMENT OF INCOME

FOR THE PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(thousands of Chilean pesos)

	2006 ThCh$	2005 ThCh$
SALES	2.789.915	3.578.020
COST OF SALES	(2.555.879)	(3.265.664)
OPERATING MARGIN	234.036	312.356
ADMINISTRATIVE & SELLING EXPENSES	(510.001)	(267.623)
OPERATING INCOME	(275.965)	44.733
NON-OPERATING RESULT		
Financial income	213.018	61.598
Equity in income of related companies	30.626.112	28.481.438
Other non-operating income	1.570.567	-
Equity in losses of related companies (less)	-	(21)
Amortization goodwill (less)	(16.152.720)	(16.546.141)
Financial expenses (less)	(5.893)	(2.632)
Other non-operating expenses (less)	(101.738)	-
Price-level restatements	42.640	(126.110)
Exchange differences	5.152	(20.283)
Non-operating result	16.197.138	11.847.849
INCOME BEFORE INCOME TAX	15.921.173	11.892.582
INCOME TAX	49.285	(21.877)
NET INCOME FOR PERIOD	15.970.458	11.870.705

The accompanying notes form an integral part of these financial statements

INVERSIONES AGUAS METROPOLITANAS S.A.

STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2006 AND 2005
(thousands of Chilean pesos)

	2006 ThCh$	2005 ThCh$
NET CASH FLOW FROM OPERATING ACTIVITIES:		
Collection of trade accounts receivable	2.967.474	4.089.769
Financial income	226.266	(14.665)
Dividends & other distributions received	27.771.525	45.133.541
Other income	52.062	327.769
Payments to suppliers & personnel	(2.802.882)	(3.633.938)
Interest paid	(829)	(129)
Income tax paid	(150.990)	-
Other expenses paid	(59.692)	(63.667)
Value Added Tax & similar payments	(783.309)	(345.416)
Net positive cash flow from operating activities	27.219.625	45.493.264
NET CASH FLOW FROM FINANCING ACTIVITIES:		
Payment of dividends	(5.627.249)	(41.440.051)
Capital distributions	(34.046.651)	(25.823.000)
Net negative cash flow from financing activities	(39.673.900)	(67.263.051)
NET CASH FLOW FROM INVESTMENT ACTIVITIES:		
Sales of permanent investments	12.458.448	-
Collection of other loans to related companies	-	56.138.938
Acqusition of fixed assets	(15.454)	-
Other loans to related companies	-	(33.747.456)
Net negative cash flow from investment activities	12.442.994	22.391.482
NET TOTAL POSITIVE (NEGATIVE) CASH FLOW FOR PERI(	(11.281)	621.695
EFFECT OF INFLATION ON CASH & CASH EQUIVALENTS	(183.579)	(26.279)
NET CHANGE IN CASH & CASH EQUIVALENTS	(194.860)	595.416
OPENING BALANCE OF CASH & CASH EQUIVALENTS	1.476.979	612.625
CLOSING BALANCE OF CASH & CASH EQUIVALENTS	1.282.119	1.208.041

INVERSIONES AGUAS METROPOLITANAS S.A.

STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(thousands of Chile pesos)

	2006 ThCh$	2005 ThCh$
RECONCILIATION OF NET CASH FLOW FROM OPERATING ACTIVITIES AND THE RESULT FOR THE PERIOD:		
Net income for the period	15.970.458	11.870.705
Result of asset sales	(1.566.055)	-
Gain on sale of investments (less)	(1.566.055)	-
Charges (credits) to income not representing cash flows:	(14.260.816)	(11.788.763)
Depreciation for period	1.083	120
Write-offs & provisions	-	-
Accrued income on investments in related companies (less)	(30.626.112)	(28.481.438)
Accrued losses on investments in related companies	-	21
Amortization goodwill	16.152.720	16.546.141
Price-level restatements, net	(42.640)	126.110
Other charges to income not representing cash flows	259.285	-
Exchange differences, net	(5.152)	20.283
Changes in assets affecting cash flows (increases) decreases:	27.745.731	45.319.697
Trade accounts receivable	146.106	-
Other assets	27.599.625	45.319.697
Changes in liabilities affecting cash flows -increases (decreases):	(669.693)	91.625
Accounts payable related to operating income	334.810	304.156
Interest payable	(702)	-
Income tax payable	(204.220)	-
Other accounts payable related to the non-operating result	(52.189)	-
Value Added Tax & similar payables	(747.392)	(212.531)
NET POSITIVE CASH FLOW FROM OPERATING ACTIVITIES	27.219.625	45.493.264

The accompanying notes form an integral part of these financial statements

INVERSIONES AGUAS METROPOLITANAS S.A.

NOTES TO THE FINANCIAL STATEMENTS
(in thousands of Chilean pesos)

1. INSCRIPTION IN THE SECURITIES REGISTER

The Company is inscribed in the Securities Register of the Superintendency of Securities and Insurance with the number 912 and is subject to the regulatory authority of that Superintendency.

2. ACCOUNTING PRINCIPLES APPLIED

a) Accounting period

These unconsolidated financial statements relate to the periods from January 1 to September 30, 2006 and 2005 respectively.

b) Preparation

The unconsolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, except for investments in subsidiaries which are shown on just one line in the balance sheet at their proportional equity value and have not therefore been consolidated line-by-line. This treatment does not modify the net income for the period or the equity.

In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail for the Company.

These financial statements have been issued only for the purpose of making an individual analysis of the Company and should therefore be read together with the consolidated financial statements which are required by accounting principles generally accepted in Chile.

c) Presentation

For comparison purposes, the financial statements at September 30, 2005 and their respective notes have been restated off the books by 3.8%. This percentage corresponds to the variation in the Consumer Price Index during the last twelve months, with a one-month time lag.

d) Price-level restatements

The financial statements have been restated through the application of the monetary correction rules in accordance with accounting principles generally accepted in Chile in order to reflect variations in the purchasing power of the currency in the periods between January 1 and September 30, 2006 and 2005, amounting to 2.5% and 2.4% respectively, with a one-month time lag. The income statement accounts have also been restated to show them at period-end values.

e) Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each period end, at the following rates:

	2006	2005
	Ch$	Ch$
Unidad de Fomento	18.401,15	17.717,56
United States Dollar	537,03	529,20
Euro	680,99	636,13

f) Marketable securities

Marketable securities reflect investments in mutual fund quotas made by the companies, shown at their redemption value as at the close of the financial statements.

g) Securities acquired under resale agreement

Acquisitions of securities under resale agreements are shown as investments in fixed-income instruments under the heading Other current assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

h) Fixed assets

Fixed assets are shown at their restated cost.

i) Depreciation of fixed assets

Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives assigned to the respective assets.

j) Investments in related companies

Investments in related companies with the capacity to exercise a significant influence over the subject company are shown at their proportional equity value, calculated on the basis of their respective financial statements at September 30, 2006 and 2005. The participation in the results for each period is shown on an accrued basis.

k) Goodwill

Goodwill represents the excess paid over the proportional equity value on the purchase of these investments at the time of purchase. This goodwill is being amortized over a maximum period of 20 years from the date of acquisition because it is estimated that the investment will be recovered over this period.

l) Other assets

This heading shows the costs related to technical assistance provided by Ondeo Services Chile S.A. and AGBAR Chile S.A. to the Company in the presentation of the contract offer for the incorporation of advanced management and operating systems and procedures. The term for the amortization of the technical assistance costs is 5 years, which corresponds to the term of the contract.

m) Income tax and deferred taxes

The Company has provided for income tax on the basis of its taxable income determined in accordance with the provisions of the Income Tax Law. In accordance with Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes resulting from timing differences, tax losses that imply a tax benefit and other events that create differences between the financial and tax treatment of assets and liabilities.

n) Sales

The Company's sales relate to technological support and are shown on an accrued basis.

o) Derivative contracts

The Company has signed currency hedging contracts with financial institutions. These contracts were defined as cover for existing items and have been contracted and assigned as instruments for hedging the exchange rate. They are shown in accordance with Technical Bulletin No.57 of the Chilean Institute of Accountants.

p) Computer software

Software was acquired by the Company as packages and are shown as Other fixed assets and are being amortized in accordance with Circular 981 of the Superintendency of Securities and Insurance.

q) Statement of cash flows

The Company considers as cash and cash equivalents its balances held in unrestricted bank local and foreign currency checking accounts and the short-term investments it makes as part of its normal cash management, whose redemption will take place within 90 days from the date the investment and that have no risk of significant loss at the time of redemption. Cash flows from operating activities include the income and expenses that are treated as non-operating in the Statement of Income.

3. ACCOUNTING CHANGES

The accounting principles and criteria described in Note 2 were applied uniformly during the 2006 and 2005 periods.

4. MARKETABLE SECURITIES

The detail of these securities at September 30, 2006 and 2005 is as follows:

Instrument	Book Value	
	2006	2005
	M$	M$
Mu al fund quotas	546.272	642.915
Tot Marketable Securities	546.272	642.915

5. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Notes and accounts receivable

(1)The account receivable from Aguas Andinas S.A. relates mainly to interim dividends payable, amounting to ThCh$14,133,082.

In December 2001, following the public tender made by Aguas Andinas, this company signed a technical services contract with Inversiones Aguas Metropolitanas S.A. whereby the latter provides technical assistance in the areas of the urban water cycle, commercial and strategic management, information and hydrological technology, hydraulics and engineering. The contract is expressed in UF and has a term of 5 years with monthly invoicing according to the services provided.

(2)The account receivable from Inversiones Aguas del Gran Santiago S.A. relates to the reimbursement of share placement expenses.

Notes and accounts payable

(1) The account payable to Sociedad General Aguas de Barcelona S.A. relates to a contract in euros for services provided since the year 2001. The contract has a 5-year term, with monthly payments at 63 days without interest.

(2) The account payable to Suez Lyonnaise des Eaux in 2005 related to a contract in euros for services provided, payable monthly at 63 days without interest.

- Documentos y Cuentas Por Cobrar

Tax No.	Company	Short term 2006 ThCh$	Short term 2005 ThCh$
77.329.730-4	Inversiones Aguas del Gran Santiago S.A. (1)	61.840	-
61.808.000-5	Aguas Andinas S.A. (2)	15.474.804	1.244.115
	Total	15.536.644	1.244.115

- Documentos y Cuentas por Pagar

Tax No.	Company	Short term 2006 M$	Short term 2005 M$
00.000.001-9	Soc. Gral. Agua de Barcelona S.A. (1)	1.431.270	379.704
00.000.001-9	Suez Lyonnaise des Eaux (2)	228.594	885.974
	Total	1.659.864	1.265.678

- Transacciones con entidades relacionadas

Company	Tax No.	Relationship	Transaction	2006 Amount ThCh$	2006 Effect on results (charge/credit) ThCh$	2005 Amount ThCh$	2005 Effect on results (charge/credit) ThCh$
Soc. Gral. Aguas de Barcelona S.A.	00.000.001-9	Related	Advice received	2.080.748	(2.080.748)	2.228.068	(2.228.068)
Suez Lyonnaise des Eaux	00.000.001-9	Related	Advice received	404.067	(404.067)	954.886	(954.886)
Aguas Andinas S.A.	61.808.000-5	Subsidiary	Advice given	2.988.235	2.741.809	3.708.191	3.536.617
		Subsidiary	Dividends received	27.334.178	-	44.602.026	-
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Parent	Loans granted	-	-	26.606.016	-
		Parent	Capital reduction	19.023.203	-	20.418.779	-
Ondeo Servces Chile S.A.	96.885.200-0	Parent	Profits distribution	3.381.510	-	32.884.500	-
		Parent	Loans granted	-	-	6.609.984	-
		Parent	Capital reduction	-	-	5.072.831	-
		Parent	Profits distribution	-	-	8.169.807	-
		Parent	Collection of loans	-	-	17.512.306	-
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Parent	Collection of loans	-	-	37.651.941	
		Parent					-

6. DEFERRED TAXES AND INCOME TAX

Taxable income and other concepts at September 30, 2006 and 2005 are as follows:

	2006 ThCh$	2005 ThCh$
a. Taxable income	-	189.473
Tax loss	(362.712)	-
b. Balance taxable income	21.053.871	11.494.936
c. 17% tax credit for shareholders	4.311.705	2.364.264

The detail of deferred taxes and income tax at September 30 each year us the following:

	Deferred taxes							
	2006				2005			
	Assets		Liabilities		Assets		Liabilities	
Concepts	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$
Timing differences								
Provision for vacations	1.122	-	-	-	730	-	-	-
Investment expense related companies	-	-	13.721	164.655	-	-	13.734	178.546
Total	1.122	-	13.721	164.655	730	-	13.734	178.546

Income tax

	2006 ThCh$	2005 ThCh$
Current tax charge (provision for tax)	-	(32.210)
Adjustment tax charge (previous year)	(22.721)	-
Effect on assets or liabilities of deferred tax for period	10.512	10.333
Tax benefit of tax losses	61.661	-
Other charges or credits to the account	(167)	-
Total	49.285	(21.877)

7. OTHER CURRENT ASSETS

These comprise the following at the end of each period:

	2006 ThCh$	2005 ThCh$
Pacto con compromiso de retroventa en instrumentos del Banco Central de Chile	-	548.234

8. INVESTMENTS IN RELATED COMPANIES

During August 2005, the whole of the Company's 60% shareholding in Aguas Industriales del Norte S.A. was sold to the related company Inversiones Aguas del Gran Santiago S.A. for ThCh$213.

During April 2006, the Company sold 67,308,616 shares it held in Aguas Andinas S.A., reducing its shareholding from 51.202% to 50.102%.

The detail of investments in related companies at September 30, 2006 and 2005 is as follows:

9. GOODWILL AND NEGATIVE GOODWILL

At September 30, 2006 and 2005, the balances of this account represent the difference at the time of purchase between the amount paid and the proportional equity value of the acquired company, and are as follows:

		2006		2005	
Tax No.	Company	Amount amortized in the period	Balance of goodwill	Amount amortized in the period	Balance of goodwill
61.808.000-5	Aguas Andinas S.A.	16.152.720	280.620.897	16.546.141	308.861.313
	Total	16.152.720	280.620.897	16.546.141	308.861.313

10. PROVISIONS AND WRITE-OFFS

The detail of provisions at September 30, 2006 and 2005 is as follows:

	2006 ThCh$	2005 ThCh$
Accrued vacations	6.598	4.293
Accrued services	112.696	-
Other personnel benefits	-	4.167
Sure	-	13.340
Monthly tax prepayments	-	-
Others	-	-
Total provisions	119.294	21.800

11. CHANGES IN SHAREHOLDERS' EQUITY

The changes in the equity of the Company during the 2006 and 2005 periods are as follows:

The ordinary shareholders meeting of April 27, 2006 agreed the following:

Profits distribution:

Distribute profits equivalent to ThCh$5,974,400 (ThCh$28,586,355 historic in 2005), in cash and in accordance with the percentage shareholdings.

By the capital modification deed dated May 10, 2006, the following was agreed:

Capital reduction

Reduce the capital by ThCh$33,609,900 (ThCh$24,558,390 historic in 2005). Following this, the capital is reduced to ThCh$452,261,913 at June 30, 2006. The amount of the reduction was distributed in cash and according to the percentage shareholdings.

Capital increase

On June 14, 2005, it was agreed to increase the Company's capital by ThCh$ 19,151,583 historic by the capitalization of the corresponding restatement of capital.

The following was agreed at the board meeting held on September 27, 2006:

To distribute ThCh$14,133,000 against the net income for 2006, as an interim dividend (ThCh$10,965,000 historic in 2005). This will be distributed in cash and according the respective shareholdings.

	2006					2005				
	Paid capital	**Capital restate. res.**	**Retained earnings**	**Interim dividends**	**Result for period**	**Paid capital**	**Capital restate. res.**	**Retained earnings**	**Interim dividends**	**Result for period**
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	485.871.813	-	285.884	(11.129.475)	17.103.981	474.157.984	19.151.583	17.850.183	-	10.736.192
Distributionj prior period's results	-	-	5.974.506	11.129.475	(17.103.981)	-	-	10.736.172	-	(10.736.192)
Final dividend previous year	-	-	(5.974.400)	-	-	-	-	(28.586.355)	-	-
Capitalization reserves &/or profits						19.151.583	(19.151.583)			
Capital reduction	(33.609.900)					(24.558.390)				
Restalement of capital	-	11.373.768	19.098	-	-	-	11.520.171	314.450	(32.896)	-
Result for the period	-	-	-	-	15.970.458	-	-	-	-	11.436.132
Interim dividends				(14.133.000)					(10.965.000)	
Final balance	452.261.913	11.373.768	305.088	(14.133.000)	15.970.458	468.751.177	11.520.171	314.450	(10.997.896)	11.436.132
Balances restated						486.094.971	11.957.937	326.399	(11.415.816)	11.870.705

Número de Acciones

Series	Number subscribed shares	Number paid shares	Number shares with voting rights
Sole	1.000.000.000	1.000.000.000	1.000.000.000

Capital (Monto – M$)

Series	Subscribed capital	Paid capital
Sole	452.261.913	452.261.913

12. OTHER NON-OPERATING INCOME AND EXPENSES

The detail of other non-operating income and expenses at September 30, 2006 and 2005 is as follows:

Other non-operating income

	2006 ThCh$	2005 ThCh$
Gain on sale of assets	1.566.055	-
Other income	4.512	-
Total	1.570.567	-

Other non-operating expenses

	2006 ThCh$	2005 ThCh$
Exchange difference forward contract	-	-
Advice on share sale	74.633	-
Losses from derivate contracts	23.015	
Other expenses	4.090	-
Total	101.738	-

13. PRICE-LEVEL RESTATEMENTS

The detail of price-level restatements credited (charged) to income is the following:

	Indexation unit	2006 M$	2005 M$
Assets (charges)/credits			
Fixed assets	CPI	277	1
Investments in related companies	CPI	4.144.008	3.904.098
Goodwill	CPI	7.325.838	7.626.737
Other monetary assets	CPI	-	591.333
Other non-monetary assets	CPI	2.900	7.819
Expense & cost accounts	CPI	53.868	40.291
Total (charges) credits		11.526.891	12.170.279
Liabilities (charges)/credits			
Shareholders' equity	CPI	(11.392.866)	(12.250.192)
Non-monetary liabilities	CPI	(4.753)	(4.748)
Income accounts	CPI	(86.632)	(41.449)
Total (charges) credits		(11.484.251)	(12.296.389)
(Loss) Gain from price-level restatements		42.640	(126.110)

14. EXCHANGE DIFFERENCES

Exchange differences during the periods ended September 30, 2006 and 2005 were as follows:

	Currency	Amount 2006 ThCh$	Amount 2005 ThCh$
Assets (charges)/credits			
Cash & banks	Dollar	3.214	(20.283)
Marketable securities	Euro	39.420	-
Total (Charges) Credits		42.634	(20.283)
Liabilities (charges)/credits			
Withholdings	Dollar	(4.737)	-
Withholdings	Euro	(297)	-
Cuentas por pagar Empresas Relac	Euro	(32.448)	
Total (Charges) Credits		(37.482)	-
Gain from exchange differences		5.152	(20.283)

15 STATEMENT OF CASH FLOWS

In the statement of cash flows, cash equivalents consist of financial investments, including marketable securities and securities acquired under resale agreements, all maturing within 90 days. The detail of the balance of cash and cash equivalents is as follows:

The Company has no committed cash flows at September 30, 2006 and 2005.

	2006 ThCh$	2005 ThCh$
Cash & banks	27.406	16.892
Time deposits	708.441	-
Marketable securities	546.272	642.915
Other current assets	-	548.234
Balance of cash & cash equivalents	1.282.119	1.208.041

16 ERIVATIVE CONTRACTS

At September 30, 2006, the Company has derivative contracts with financial institutions to hedge exchange risks as per the following detail, valued according to the criteria described in Note 2 o):

Description of Contracts									Accounts affected			
Type of derivative	Type of contract	Value of contract	Term or expiry date	Specific item	Position purchase / sale	Item or transaction hedged		Value of hedged item	Assets / Liabilities		Effect on Result	
						Name	Amount		Name	Amount	Realized	Unrealized
FR	CCPE	302.549	IV Quarter 2006	Exchange rate	C	Notes payable related cos.	299.565	299.022	Other current liabilities	4.373	(4.373)	-
FR	CCPE	114.563	IV Quarter 2006	Exchange rate	C	Notes payable related cos.	113.708	113.641	Other current liabilities	610	(610)	-

17 CONTINGENCIES AND RESTRICTIONS

At September 30, 2006 and 2005, the Company has granted a performance bond of Banco Santander in favour of its subsidiary Aguas Andinas S.A. for the sum of ThCh$87,017 and ThCh$86,968 (UF 4,728.88) respectively, to guarantee the conditions of contracted services.

Creditor of guarantee	Debtor		Type of guarantee	Balances pending payment at date of closing of financial statements	
	Name	Relationship		2006 ThCh$	2005 ThCh$
Aguas Andinas S.A.	Inversiones Aguas Metropolitanas S.A.	Subsidiary	Performance bond	87.017	86.968

18. GUARANTEES RECEIVED FROM THIRD PARTIES

Inversiones Aguas Metropolitanas S.A. has received no guarantees from third parties.

19. LOCAL AND FOREIGN CURRENCIES

The Company has the following assets and liabilities in local and foreign currencies at September 30, 2006 and 2005.

Assets

		Amount	
	Currency	2006	2005
		ThCh$	ThCh$
Current assets			
Cash & banks	Non-indexed Ch$	22.030	11.394
Cash & banks	Dollar	5.376	5.498
Time deposits	Non-indexed Ch$	708.441	-
Marketable securities	Non-indexed Ch$	546.272	642.915
Sundry debtors	Indexed Ch$	197	30.842
Notes & accounts receivable related (	Non-indexed Ch$	15.536.644	1.244.115
Recoverable taxes	Indexed Ch$	126.653	186.776
Prepaid expenses	Indexed Ch$	9.982	-
Other current assets	Non-indexed Ch$	-	548.234
Fixed assets			
Net Fixed assets	Indexed Ch$	15.520	-
Other assets			
Investments related companies	Indexed Ch$	184.413.250	189.326.325
Goodwill	Indexed Ch$	280.620.897	308.861.313
Other assets	Indexed Ch$	-	69.938
Total assets			
	Non-indexed Ch$	16.813.387	2.446.658
	Dollar	5.376	5.498
	Indexed Ch$	465.186.499	498.475.194

Current liabilities

		Up to 90 days				90 days to 1 year			
		2006		2005		2006		2005	
	Currency	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Accounts payable	Non-indexed Ch$	60		0		0		0	
Dividends payable	Non-indexed Ch$	14.133.000		0		0		0	
Sundry creditors	Non-indexed Ch$	170		0		51.297		53.277	
Notes & accounts payable to related companies	Euro	1.659.864		1.265.678		0		0	
Provisions	Non-indexed Ch$	119.294		21.800		0		0	
Withholdings	Non-indexed Ch$	81.646		65.191		0		0	
Income tax	Non-indexed Ch$	0		0		0		782	
Deferred taxes	Indexed Ch$	0		0		12.599		13.004	
Other current liabilities	Non-indexed Ch$	4.450		26.125		0		0	
Total current liabilities	Non-indexed Ch$	14.338.620		113.116		51.297		54.059	
	Euro	1.659.864		1.265.678		-		-	
	Indexed Ch$	-		-		12.599		13.004	

Long-term liabilities at 30-09-2006

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
	Currency	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Deferred taxes long term	Indexed Ch$	27.443		27.443		68.606		41.163	
Total long-term liabilities	Indexed Ch$	27.443		27.443		68.606		41.163	

Long-term liabilities at 30-09-2005

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Deferred taxes long term	Indexed Ch$	38.259		25.506		63.764		51.017	
Total long-term liabilities	Indexed Ch$	38.259		25.506		63.764		51.017	

20. SANCTIONS

At September 30, 2006 and 2005 no sanctions have been made on the Company or its managers by the Superintendency of Securities and Insurance or any other administrative authority.

21. SUBSEQUENT EVENTS

The management of the Company is unaware of subsequent events at the time of the issue of these financial statements that might significantly affect the financial position and/or results of the Company at September 30, 2006.

22. THE ENVIRONMENT

Inversiones Aguas Metropolitanas S.A. has no projects for improving the environment during the periods to September 30, 2006 and 2005.

MATERIAL INFORMATION

1. The following was reported to the SVS on March 1, 2006:
At its meeting held on February 28, the board of the Company unanimously agreed the following:
1) To cancel the calling of the extraordinary shareholders meeting agreed at the board meeting held on December 14, 2005, and which should have been held next March 8, in order to renew the interim board of the company. The agreement to call the meeting was reported to the Superintendency on December 14, 2005 and the corresponding notices were published in the *Diario Financiero* on February 17, 20 and 21, 2006.
2) To call the ordinary shareholders meeting for April 27, 2006 at 11 a.m. at Avda. Presidente Balmaceda 1398, 10th floor, Santiago. The agenda for the ordinary meeting will be the following:
a. Examination of the position of the company and the reports of the external auditors and the approval or rejection of the annual report, balance sheet and the financial statements and demonstrations presented by the management;
b. The distribution of the net income for the year and distribution of dividends;
c. The revocation of the interim board and election of all its titular and alternate members;
d. The appointment of the external auditors and credit-rating agencies, and
e. In general, any matter of corporate interest that is not reserved for the consideration of an extraordinary shareholders meeting.
3) To call an extraordinary shareholders meeting for April 27, 2006 to be held immediately following the close of the ordinary meeting referred to above, at Avda. Presidente Balmaceda 1398 10th floor, Santiago, in order to consider the proposal of the board to reduce the capital of the Company in the amount and at the time the meeting shall decide.

2. On March 13, 2006, the SVS was informed that:
At a board meeting held on March 22, 2006, the following was unanimously agreed:
a) To submit for the approval of the ordinary shareholders meeting to be held on April 27, 2006, among other matters, the board's proposal to distribute a final dividend of ThCh$5,974,400, equivalent to Ch$5.9744 per share, proposing May 29, 2006 as the payment date.
b) To submit to the consideration of the extraordinary shareholders meeting to be held on April 27, 2006, the board's proposal to reduce the capital of the Company by ThCh$21,959,900, and to distribute this to shareholders pro rata to their shareholdings as a charge to the proposed capital reduction, corresponding to Ch$21.9599 per share. It was also agreed to propose to authorize the board to set the date for this payment, which may be no later than June 30, 2006

3. The SVS was informed in April 5, 2006 that:
An extraordinary board meeting of the Company held in Barcelona, Spain on April 4 resolved the following:
a.To authorize the sale of 67,308,616 Series A shares in Aguas Andinas S.A., equivalent to 1.1% of the total subscribed and paid shares of that company, at a minimum price of Ch$182 per share. Following this transaction, the shareholding of Inversiones Aguas Metropolitanas S.A. in Aguas Andinas S.A. will reduce by 1.1%, but retaining control of that company with a holding of 50.102% of the capital, i.e. 3,065,744,510 Series A shares.
b.To amend the board resolution adopted on March 22, 2006, in order to submit for the consideration of the extraordinary shareholders' meeting called for next April 27 a proposal to reduce the capital by up to ThCh$ 33,609,900 through the corresponding amendment of the bylaws and payment in cash to shareholders pro rata to their holdings in the corporate capital.

4. The SVS was informed of the following on April 27, 2006:
a) The following resolutions, among others, were adopted at the ordinary shareholders meeting held on April 27, 2006:
- Distribute all the net income obtained by the company in 2005, amounting to Ch$17,103,980,871. As agreed by the board at the time, on September 27, 2005 an interim dividend was paid for a restated amount at December 31, 2005 of Ch$11,129,475,000, equivalent to 65.07% of the net income for the year, corresponding at that date to a dividend of Ch$10.965 per share.
Having distributed that interim dividend, the total earnings for distribution amount to Ch$ 5,974,400,000. The difference resulting from the calculation of dividends payable will be assigned to retained earnings. This means that the company's dividend No.2 will amount to Ch$ 5.9744 per share payable from May 29, 2006.
- The board of directors was revoked and the following members were elected for a full statutory period:

DIRECTORS	**ALTERNATE DIRECTORS**
Ángel Simón Grimaldos	Josep Bagué Prats
Alfredo Noman Serrano	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	Albert Martínez Lacambra
Herman Chadwick Piñera	Ignacio Guerrero Gutierrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

The first four of these directors were elected with the votes of the controller and the other three with the votes of minority shareholders.

b).The following resolutions were adopted at the extraordinary shareholders meeting held on April 27, 2006:

a) To reduce the company's capital, amending the fifth and first transitory clauses according to the texts approved by the shareholders.
b) Distribute to shareholders pro rata to their shares the sum of Ch$33,609,900,000 with respect to the capital reduction, resulting in the payment of Ch$ 33.6099 per share, in accordance with the mechanism approved by the meeting.

c) Authorize the board to determine the date that the approved capital reduction is paid, after completing all the legal formalities, but no later than December 31, 2006.

5. The SVS was informed of the following on May 29, 2006:

At its meeting held on May 29, 2006, the board of the Company unanimously agreed the following:

a) Change of the chief executive officer: Giovano Suazo Hormazábal ceases in that position and is replaced by Albert Martínez Lacambra.
b) Albert Martínez resigns as an alternate director of the Company.
c) The board of directors is composed of the following members:

DIRECTORS	**ALTERNATE DIRECTORS**
Ángel Simón Grimaldos (Chairman)	Josep Bagué Prats
Alfredo Noman Serrano (Vice Chairman)	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	
Herman Chadwick Piñera	Ignacio Guerrero Gutierrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

f) The directors' committee was constituted, comprising the following members:

DIRECTORS	**ALTERNATE DIRECTORS**
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Alfredo Noman Serrano (Vice Chairman)	Fernando Rayón Martín

g) The capital reduction agreed by the extraordinary shareholders' meeting held on April 27, 2006 will be paid on June 15, 2006.

6.The SVS was informed on September 27, 2006 that:

The board meeting held on September 27 agreed to distribute the sum of ThCh$14,133,000 against the net income for 2006, as an interim dividend. The Company's dividend No.4 therefore will be for Ch$ 14.133 per share, payable from October 27, 2006.

Consolidated Balance Sheets

at September 30, 2006 and 2005

ASSETS	2006 ThCh$	2005 ThCh$
CURRENT:		
Cash & banks	421.560	198.301
Time deposits	708.441	0
Marketable securities (net)	6.367.167	1.290.605
Trade accounts receivable (net)	31.773.840	28.188.976
Notes receivable (net)	2.930.593	1.360.692
Sundry debtors (net)	314.096	2.431.167
Notes & accounts receivable from related compa	85.922	22.012
Inventories (net)	1.341.402	1.233.301
Recoverable taxes	215.612	744.047
Prepaid expenses	413.472	492.893
Deferred taxes	1.015.518	695.872
Other current assets	1.340.708	6.765.225
Total current assets	46.928.331	43.423.091
FIXED:		
Land	34.215.863	34.052.718
Buildings & infrastructure	992.961.750	980.645.612
Machinery & equipment	116.306.873	112.154.553
Other fixed assets	20.679.931	19.943.506
Incremental value technical appraisal fixed assets	4.903.680	4.958.982
Accumulated depreciation	-567.714.061	-549.735.396
Total fixed assets	601.354.036	602.019.975
OTHER ASSETS		
Investments in related companies	0	0
Goodwill	337.038.847	369.403.764
Negative goodwill	-1.054	-1.124
Long-term debtors	8.686.902	10.078.945
Intangible assets	43.902.730	43.373.304
Amortization	-7.415.990	-6.321.092
Others	15.106.458	8.686.498
Total other assets	397.317.893	425.220.295
TOTAL ASSETS	1.045.600.260	1.070.663.361

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements

Consolidated Balance Sheets

at September 30, 2006 and 2005

LIABILITIES	2006 ThCh$	2005 ThCh$
CCURRENT:		
Borrowings from banks & financial institutions at short term	-	23.935.391
Borrowings from banks & financial institutions - current portion of long term	12.541.011	2.757.712
Bonds payable - current portion	14.871.911	37.080.647
Dividendos por Pagar	28.208.347	-
Accounts payable	11.750.773	11.654.343
Notes payable	574.133	3.461.920
Sundry creditors	1.584.791	1.506.459
Notes & accounts payable to related companies	3.064.975	8.546.596
Provisions	16.096.659	14.934.601
Withholdings	5.637.917	5.083.925
Income tax	325.075	929.197
Unearned income	1.867.449	1.266.384
Other current liabilities	4.450	26.125
Total current liabilities	**96.527.491**	**111.183.300**
LONG TERM:		
Borrowings from banks & financial institutions	57.043.333	69.701.700
Bonds payable	198.425.726	171.494.458
Notes payable	30.360.342	24.732.095
Sundry creditors	1.070.478	1.604.799
Provisions	8.730.079	8.269.728
Deferred taxes	3.511.647	3.038.916
Other long-term liabilities	492.059	894.758
Total long-term liabilities	**299.633.664**	**279.736.454**
MINORITY INTEREST	**183.660.878**	**180.440.660**
SHAREHOLDERS' EQUITY		
Paid capital	452.261.913	486.563.722
Reserve for restatement of capital	11.373.768	11.957.937
Share premium	-	-
Reserve for future dividends	-	-
Retained earnings	305.088	326.399
Net income for the period	15.970.458	11.870.705
Interim dividends	-14.133.000	-11.415.816
Total shareholders' equity	**465.778.227**	**499.302.947**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1.045.600.260**	**1.070.663.361**

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements

Consolidated Statement of Income

at September 30, 2006 and 2005

	2006 ThCh$	2005 ThCh$
OPERATING INCOME		
Sales	169.019.402	161.335.441
Cost of sales	(65.465.630)	(63.778.646)
Operatying margin	**103.553.772**	**97.556.795**
Administrative & selling expenses	(23.536.815)	(24.256.924)
Operating income	**80.016.957**	**73.299.871**
NON-OPERATING RESULTS		
Financial income	4.037.459	4.420.252
Equity in income in related companies	-	-
Other non-operating income	4.931.321	5.134.405
Equity in losses of related companies	-	-
Amortization goodwill	(19.203.759)	(19.600.043)
Financial expenses	(12.382.337)	(13.331.310)
Other non-operating expenses	(423.778)	(134.921)
Price-level restatements	1.850.573	1.475.675
Exchange differences	22.217	(16.056)
Non-operating results	**(21.168.304)**	**(22.051.998)**
Income before income tax & extraordinary items	58.848.653	51.247.873
Income tax	(13.004.194)	(12.232.794)
Income before minority interest	45.844.459	39.015.079
Minority interest	(29.874.053)	(27.144.426)
Net income	15.970.406	11.870.653
Amortization negative goodwill	52	52
NET INCOME (LOSS) FOR THE PERIOD	**15.970.458**	**11.870.705**

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements

Consolidated Statement of Cash Flows

at September 30, 2006 and 2005

	2006 ThCh$	2005 ThCh$
NET CASH FLOW FROM OPERATING ACTIVITIES:		
Collection of trade account receivables	207.615.216	200.682.053
Financial income	924.437	970.796
Other income	1.847.996	1.938.837
Payments to suppliers & personnel	(70.281.869)	(72.411.749)
Interest paid	(8.110.914)	(8.624.199)
Income tax paid	(14.017.778)	(10.793.919)
Other expenses paid	(599.467)	(330.173)
V.A.T. & similar payments	(23.357.688)	(21.793.587)
Total net cash flow from operating activities	**94.019.933**	**89.638.059**
NET CASH FLOW FROM FINANCING ACTIVITIES :		
Loans drawn	33.603.543	24.449.150
Bonds issued	4.469.280	-
Other sources of finance	12.368.747	11.195.555
Payment of dividends	(5.627.249)	(41.440.051)
Capital distribution	(34.046.651)	(25.823.000)
Repayment of loans	(54.428.130)	(731.172)
Repayment of bonds	(10.917.555)	(41.058.981)
Payment of bond issue & placement expenses	(359.423)	-
Other financing disbursements	(35.512.732)	(53.287.630)
Total net cash flow from financing activities	**(90.450.170)**	**(126.696.129)**
NET CASH FLOW FROM INVESTMENT ACTIVITIES :		
Sales of fixed assets	111.080	1.673.631
Sales of other permanent investments	12.458.448	-
Ventas de otras inversiones	-	(249)
Collection of other loans to related companies	-	56.138.938
Otros ingresos de inversión	-	(212)
Acquisition of fixed assets	(32.062.508)	(20.195.639)
Payment of capitalized interest	(620.258)	(295.222)
Permanent investments	(3.746)	-
Other loans to related companies	-	(33.747.456)
Investments in financial instruments	-	-
Other investment disbursements	(19.864)	(1.614.169)
Total net cash flow from investment activities	**(20.136.848)**	**1.959.622**
TOTAL NET CASH FLOW FOR THE PERIOD	(16.567.085)	(35.098.448)
Effect of inflation on cash & cash equivalents	(550.408)	(1.016.617)
Net change in cash & cash equivalents	**(17.117.493)**	**(36.115.065)**
Opening balance of cash & cash equivalents	24.614.661	42.128.180
Closing balance of cash & cash equivalents	**7.497.168**	**6.013.115**

The accompanying Notes 1 to 28 form an integral part of these consolidated financial statements

Consolidated Statement of Cash Flows

at June 30, 2006 and 2005

	2006 ThCh$	2005 ThCh$
RECONCILIATION OF NET CASH FLOW FROM OPERATING ACTIVITIES AND NET INCOME FOR THE PERIOD		
Net income for the period	15.970.458	11.870.705
Result of asset sales	(1.623.338)	(1.625.708)
Gain on sale of fixed assets	(57.283)	(1.625.708)
Gain on sales of investments	(1.566.055)	-
Charges (Credits) to income not representin cash flows	44.020.562	46.699.257
Depreciation for period	25.725.178	25.459.727
Amortization of intangible assets	821.161	811.880
Write-offs & provisions	1.281.578	2.888.485
Accrued income on investments in related companies	-	-
Accrued losses on investments in related companies	-	-
Amortization goodwill	19.203.759	19.600.043
Amortization negative goodwill	(52)	(52)
Price-level restatements, net	(1.850.573)	(1.475.675)
Exchange differences, net	(22.217)	16.056
Other credits to income not representing cash flows	(2.635.981)	(2.229.123)
Other charges to income not representing cash flows	1.497.709	1.627.916
Changes in assets affecting cash flow (increases) decreases	41.200	2.305.139
Trade accounts receivable	1.804.791	3.003.554
Inventories	(414.394)	182.826
Other assets	(1.349.197)	(881.241)
Changes in liabilities affecting cash flow increases (decreases)	5.736.998	3.244.240
Accounts payable related to operating income	1.209.118	(6.236.933)
Interest payable	3.278.120	2.946.986
Income tax payable (net)	(1.272.926)	1.166.305
Other accounts payable related to the non-operating result	1.865.292	3.456.978
V.A.T. & similar payables (net)	657.394	1.910.904
Minority interest	29.874.053	27.144.426
Net cash flow from operating activities	94.019.933	89.638.059

Notes to the Consolidated Financial Statements

At September 30, 2006 and 2005

1.- Inscription in the Securities Register

Inversiones Aguas Metropolitanas S.A., Aguas Andinas S.A., Aguas Cordillera S.A.; Aguas Los Dominicos S.A. and Aguas Manquehue S.A. are inscribed in the Securities Register of the Superintendency of Securities and Insurance with the numbers 0912, 0346, 0369, 0389 and 0402 respectively. These companies are therefore subject to the regulatory authority of that Superintendency.

2.- Accounting principles applied

a) Accounting period

These interim consolidated financial statements relate to the periods from January 1 to September 30, 2006 and 2005 respectively.

b) Preparation

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance.

In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail for the Company and its subsidiaries.

c) Presentation

For comparison purposes, the financial statements at September 30, 2005 and their respective notes have been restated off the books by 3.8%.

This percentage corresponds to the variation in the Consumer Price Index during the last twelve months, with a one-month time lag.

For comparison purposes, some items in the financial statements of 2005 have been reclassified.

d) Consolidation

The consolidated financial statements comprise the assets, liabilities, results and cash flows of the Parent company and its subsidiaries. Balances and transactions between the consolidated companies have been eliminated and the participation of the minority investors has been recognized as Minority interest.

Tax No.	Company Name	Percentage Holding			
		30/09/2006			30/09/2005
		Direct	Indirect	Total	Total
61808000-5	AGUAS ANDINAS S.A.	50,1023	0,0000	50,1023	51,2020
80311300-9	AGUAS CORDILLERA S.A.	0,0000	99,9999	99,9999	99,9999
96945210-3	ECORILES S.A.	0,0000	100,0000	100,0000	100,0000
96828120-8	GESTION Y SERVICIOS S.A.	0,0000	100,0000	100,0000	100,0000
96568220-1	AGUAS LOS DOMINICOS S.A.	0,0000	99,9858	99,9858	99,9497
96967550-1	ANALISIS AMBIENTALES S.A.	0,0000	100,0000	100,0000	100,0000
96809310-K	COMERCIAL ORBI II S.A.	0,0000	100,0000	100,0000	100,0000
89221000-4	AGUAS MANQUEHUE S.A.	0,0000	100,0000	100,0000	100,0000
87538200-4	HIDRAULICA MANQUEHUE LTDA.	0,0000	100,0000	100,0000	100,0000

e) Price-level restatements

The consolidated financial statements have been restated through the application of the monetary correction rules in accordance with accounting principles generally accepted in Chile in order to reflect variations in the purchasing power of the currency in the periods between January 1 and September 30, 2006 and 2005, amounting to 2.5% and 2.4% respectively, with a one-month time lag.

The income statement accounts have also been restated to show them at period-end values.

f) Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each period end, at the following rates:

	2006 Ch$	2005 Ch$
United States dollar	537.03	529.20
Unidad de Fomento	18,401.15	17,717.56
Euro	680.99	636.13

g) Time deposits

Time deposits are shown at their investment value plus indexation adjustments and accrued interest to the close of the financial statements.

h) Marketable securities

Marketable securities reflect investments in mutual fund quotas made by the companies, shown at their redemption value as at the close of the financial statements.

i) Inventories

Materials are shown at restated cost which does not exceed their respective replacement costs at each period-end.

There is an allowance for obsolescence for disposable materials that have remained in stock for more than one year without movement.

j) Estimate of doubtful accounts

The estimate of doubtful accounts is made depending on the age of the accounts receivable and their collection history, as follows:

- For the subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A., a 100% allowance is made with respect to customers with debts that are overdue more than 8 months.

- For the subsidiaries Aguas Andinas S.A. and Aguas Cordilleras S.A., an allowance of 20% of consumer debts refinanced under repayment plans is made for cases classified as "non-subsidized". For cases classified as "subsidized", an allowance of 40% of the agreed amount refinanced is made. In the case of the other sanitation subsidiaries, an allowance of 20% of the refinanced amount is made.

- For the subsidiaries Gestión y Servicios S.A., Anam S.A. and Ecoriles S.A., an allowance of 100% is made for customers with debts more than 120 days overdue.

- An allowance of 100% is made for overdue notes receivable.

k) Fixed assets

For the subsidiary Aguas Andinas S.A., the fixed assets transferred by the former entity are shown at their restated appraisal value as determined by independent consultants in accordance with a technical study made in 1977. Acquisitions after 1977 are shown at their restated cost.

The subsidiary Aguas Cordillera S.A. shows its specific accounts at restated cost, plus the incremental value of technical appraisals.

The Company and its other subsidiaries show their fixed assets at restated cost.

The fixed assets include major renovations and improvements but not maintenance and minor repair expenses which are charged directly to income in the year in which they are incurred.

Works in progress include financing costs incurred until the assets are in a condition to be used, in accordance with Technical Bulletin No.31 of the Chilean Institute of Accountants.

Direct remunerations, consultancy costs and other inherent and identifiable expenses are also included in the cost of some works.

l) Depreciation of fixed assets

Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives assigned to the respective assets.

m) Leased assets

Leasing contracts classified as financial leases are shown in accordance with Technical Bulletin No.22 of the Chilean Institute of Accountants.

Leased assets are valued and depreciated in the same way as for fixed assets.

These assets are not legally owned by the Company until it has exercised its purchase option, and meanwhile it may not freely dispose of them.

n) Intangible assets

Water rights, rights of way and other rights are shown at restated cost, net of amortization, in accordance with Technical Bulletin No.55 of the Chilean Institute of Accountants.

Intangible assets are being amortized over 40 years from the date of acquisition or from 1998 as it is believed that they will provide returns over that period.

o) Goodwill and negative goodwill

Goodwill represents the excess paid over the proportional equity value on the purchase of shares in Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Domínicos S.A. and Comercial Orbi II S.A. Negative goodwill represents the shortfall between the price paid and the proportional equity value on the purchase of shares in Hidráulica Manquehue Ltda. Goodwill and negative goodwill are amortized over a maximum period of 20 years from the date of acquisition because it is estimated that the investment will be recovered over this period.

p) Transactions under resale agreements.

The acquisition of securities under resale agreements are valued as fixed-income investments and are shown in Other Current Assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

q) Bonds payable

This shows the obligation for the placement of bonds issued by the companies on the domestic market, at their current nominal value plus indexation adjustments and accrued interest to the period-end. The discount incurred on the placement of the bonds and the related expenses, except as mentioned in the

following paragraph, are deferred over the term of each issue, in accordance with Circular 1,370 of the Superintendency of Securities and Insurance.

The costs of the bond issues made on the domestic market by the subsidiary, Aguas Cordillera S.A., in the years 1991, 1992, 1993, 1994 and 1995 were charged to income in the respective years.

r) Income tax and deferred taxes

The Company and its subsidiaries have provided for income tax on the basis of their taxable income determined in accordance with the provisions of the Income Tax Law. In accordance with Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company and its subsidiaries record the effects of deferred taxes resulting from timing differences, tax losses that imply a tax benefit and other events that create differences between the financial and tax treatment.

Some of the subsidiaries recorded these effects as from the beginning of the year 2000, showing deferred taxes arising on the accumulated timing differences in asset and liability accounts with credits and charges, respectively, as complementary accounts which are amortized over the estimated reversal period, affecting income tax for the period. These complementary accounts are shown deducted from the corresponding assets and liabilities for deferred taxes that originated them.

s) Derivative instruments

The Company has signed currency hedging contracts with financial institutions. These contracts were defined as cover for existing items and have been contracted and assigned as instruments for hedging the exchange rate. They are shown in accordance with Technical Bulletin No.57 of the Chilean Institute of Accountants.

t) Severance indemnities

The subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Dominicos S.A. are governed by labour contracts which state that this severance indemnities will be paid as indicated in the Labour Code, while the amount accrued by the employees to July 2002 for Aguas Andinas S.A. and November and December 2002 for Aguas Cordillera S.A. and Aguas Los Domínicos S.A. remains fixed and is adjusted quarterly in line with the Consumer Price Index. This agreement for Aguas Andinas S.A. also states that employees who retire from the company within 120 days of the date on which they complete the legal retirement age shall continue to accrue this benefit while, for Aguas Cordillera S.A. and Aguas Los Dominicos S.A., the agreements state that employees who retire from the company on completing the retirement age shall continue to accrue this benefit after Decenber 2002 and January 2003 respectively.

The obligation of the subsidiaries for the indemnity accrued by the employees up to July 2002 for Aguas Andinas S.A. and up to November and December 2002 for Aguas Cordillera and Aguas Los Dominicos S.A., is shown at its present value, and the obligation for the additional indemnity that it is estimated will accrue to employees who retire in the company is provided for at its actual value, determined according to the accrued cost of the benefit method using a discount rate of 4.8% per annum.

There are also indemnities agreed in individual contracts which are shown at their present value in accordance with the contract terms.

Advances granted to personnel against these funds in Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Domínicos S.A. are shown as long-term debtors. They will be offset against the final settlement after an indexation adjustment, as stipulated in the agreements mentioned.

u) Sales

The Company's sales relate to technological support and are shown on an accrued basis.

The sales of the water treatment subsidiaries are recorded on the basis of the consumption read and billed to each customer, divided into monthly billing groups, in accordance with the tariff fixed by the Superintendency of Sanitation Services (SISS) for a period of five years.

Consumption read and not billed is also recorded to the date of closing, valued at the tariff charge of each invoicing group.

v) Computer software

The software was acquired as computer packages and is shown in Other Fixed Assets and amortized in accordance with Circular 981 of the Superintendency of Securities and Insurance.

w) Research and development costs

Costs incurred in research and development projects which do not result in any works, are charged directly to income for the year. Otherwise, they form part of the costs of the corresponding project.

x) Statement of cash flows

The Company and its subsidiaries consider as cash and cash equivalents their balances held in unrestricted bank checking accounts, time deposits, marketable securities and securities acquired under resale agreements, whose redemption will take place within 90 days from the date the investment and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include the revenues and expenses of the business of the Company and its subsidiaries, and all other income and expenses that are treated as non-operating in the Statement of Income.

3.- Accounting changes

The subsidiaries Gestión y Servicios S.A., Anam S.A. and Ecoriles S.A., in view of the payment experience of their trade debtors, have decided to change the method of calculating doubtful accounts, by reducing the overdue period from 240 to 120 days.

The effect of this change in the period amounted to ThCh$31,759 and was charged to income at September 30, 2006.

There have been no other accounting changes that should be mentioned during the periods ended September 30, 2006 and 2005.

4.- Short and long-term debtors

Trade accounts receivable relate to billings for consumption of drinking water, sewage services, sewage treatment and other associated services, with the balances classified as short and long term.

The balance of trade accounts receivable includes a provision for revenue accrued as at September 30, 2006 and 2005 of ThCh$10,907,387 and ThCh$10,674,969 respectively, on unbilled consumption at the end of each period.

The balance of debtors for Aguas Andinas S.A. at September 30, 2006 is split as follows: residential 81.15%, commercial 15.99%, industrial and others 2.86%, whereas at September 2005 they split: residential 79.92%, commercial 16.97%, industrial and others 3.11%.

For Aguas Cordillera S.A.: residential 82.75%, commercial 16.93% and industrial and others 0.32%, while at September 2005 the breakdown was residential 84.42%, commercial 15.25% and industrial and others 0.33%.

For Aguas Los Dominicos S.A.: residential 87.66%, commercial 12.34% and industrial and others 0.00%, while at September 2005 the breakdown was residential 89.73%, commercial 9.89% and industrial and others 0.38%.

For Aguas Manquehue S.A.: residential 73.00%, commercial 26.00% and industrial and others 1.00%, while at September 2005 the breakdown was residential 70.76%, commercial 29.23% and industrial and others 0.01%.

Allowances have been established for doubtful accounts as follows:

a) Allowances for bad debts have made as explained in Note 2 j), amounting to ThCh$12,580,458 and ThCh$12,683,722 at September 30, 2006 and 2005 respectively. The charge to income during the 2006 and 2005 periods amounts to ThCh$767,934 and ThCh$505,646 respectively, and debts of ThCh$165,684 and ThCh$1,316 respectively were written off at September 30, 2006 and 2005.

b) Allowances for repayment agreements for refinancing debts, signed by customers of Aguas Andinas S.A. and Aguas Cordillera S.A., who may earn a commercial discount if they fully comply with their agreements. The amount in this respect is ThCh$2,595,752 and the credit to income is ThCh$259,847 at September 30, 2006 (ThCh$2,185,748 and charge to income of ThCh$300,741 respectively at September 2005).

The item Notes receivable is mainly comprised of promissory notes signed by customers under agreements with property developers.

The principal component of long-term debtors relates to agreements signed with property developers and advances against severance indemnities, as indicated in Note 2 t), and trade accounts receivable net of their corresponding allowance.

	CURRENT							Long Term	
	Up to 90 days		90 days to 1 year		Sub total	Total Current (net)			
	30/09/2006	30/09/2005	30/09/2006	30/09/2005		30/09/2006	30/09/2005	30/09/2006	30/09/2005
Trade accounts receivable	32.312.832	27.829.312	2.612.601	2.467.907	34.925.433	31.773.840	28.188.976	812.279	2.006.357
Est.doubtful accounts	-	-	-	-	3.151.593	-	-	-	-
Notes receivable	1.766.891	921.440	1.306.062	619.547	3.072.953	2.930.593	1.360.692	153.627	173.923
Est doubtful accounts	-	-	-	-	142.360	-	-	-	-
Sundry debtors	226.379	2.353.398	122.268	119.030	348.647	314.096	2.431.167	7.720.996	7.898.665
Est.doubtful accounts	-	-	-	-	34.551	-	-	-	-
							Total long-term debtors	8.686.902	10.078.945

5.- Balances and transactions with related parties

TRANSACTIONS WITH INDIRECTLY-RELATED COMPANIES

- Accounts receivable

Tax No.	Company	Short Term		Long Term	
		30/09/2006	30/09/2005	30/09/2006	30/09/2005
77329730-4	INVERSIONES AGUAS DEL GRAN SANTIAGO S.A.	61.839	0	0	0
96703230-1	AGUAS DECIMA S.A.	2.479	3.697	0	0
59066560-6	DEGREMONT S.A. AGENCIA EN CHILE	18.781	15.508	0	0
96864190-5	BRISAGUAS S.A.	119	0	0	0
77030800-3	CONSTRUCTORA ACSA LTDA.	637	660	0	0
59094680-K	AGUAS DE LEVANTE S.A.	2.067	2.147	0	0
TOTAL		85.922	22.012	0	0

The accounts receivable from Inversiones Aguas del Gran Santiago S.A. relate to reimbursements of share placement expenses.

The accounts receivable from Aguas Décima S.A., Degrémont Agencia en Chile S.A. and Brisaguas S.A. relate to contracts for chemical and bacteriological laboratory services, payable at 30 days without interest.

The accounts receivable from Constructora ACSA Ltda. and Aguas de Levante S.A. relate to sales of materials, payable at 30 days without interest.

- Accounts payable

Tax No.	Company	Short Term		Long Term	
		30/09/2006	30/09/2005	30/09/2006	30/09/2005
00000001-9	SOCIEDAD GRAL. AGUAS DE BARCELONA S.A.	1.431.270	379.704	-	-
59066560-6	DEGREMONT S.A. AGENCIA EN CHILE	1.119.497	7.045.522	-	-
59094680-K	AGUAS DE LEVANTE S.A.	266.603	143.953	-	-
59096940-0	ACSA AGBAR CONSTRUCCIÓN S.A.	14.064	67.574	-	-
96864190-5	BRISAGUAS S.A.	4.947	5.907	-	-
96847530-4	OMNILOGIC TELECOMUNICACIONES CHILE S.A.	-	17.964	-	-
00000001-9	SUEZ LYONNAISE DES EAUX	228.594	885.973	-	-
TOTAL		3.064.975	8.546.596	-	-

The account payable to Sociedad General Aguas de Barcelona S.A. relates to a contract in euros for services provided since the year 2001. The contract has a 5-year term, with monthly payments at 63 days without interest.

The contract for the construction of the La Farfana sewage treatment plant was awarded under a public tender to Degrémont S.A. Agency in Chile. This was a turnkey construction contract with a performance guarantee and the payments under this contract are expressed in Unidades de Fomento. The construction was concluded in September 2003 and the Company is being charged for operating the plant from October 2003.

The account with Aguas de Levante S.A. relates to the purchase of materials, payable at 30 days without interest.

The account with Acsa Agbar Construcción S.A. relates to a withholding under a contract for the renewal of tubes.

The account with Brisaguas S.A. relates to collections payable under contract.

The debt with Omnilogic Telecomunicaciones Chile relates to radio-communication and transmission network maintenance services, payable at 30 days.

The account payable to Suez Lyonnaise des Eaux in 2005 related to a contract in euros for services provided, payable monthly at 63 days without interest.

Transactions :

Sociedad	Tax No.	Relationship	Transaction	30/09/2006		30/09/2005	
				Amount	Effect on results (charge)/credit)	Amount	Effect on results (charge)/credit)
SUEZ LYONNAISE DES EAUX	00000001-9	INDIRECT	ADVICE RECEIVED	404.067	(404.067)	954.886	(954.886)
SOC. GENERAL AGUAS DE BARCELONA S.A.	00000001-9	INDIRECT	ADVICE RECEIVED	2.080.748	(2.080.748)	2.228.068	(2.228.068)
AGUAS DE LEVANTE S.A.	59094680-K	RELATED	PURCHASE OF MATERIALS	1.108.147	(1.108.147)	1.029.451	(1.029.451)
DEGREMONT S.A. AGENCIA EN CHILE	59066560-6	RELATED	PLANT OPERATION	3.138.495	(3.138.495)	2.552.173	(2.552.173)
INVERSIONES AGUAS DEL GRAN SANTIAGO	77329730-4	PARTNER	LOANS GRANTED	0	0	26.606.016	0
INVERSIONES AGUAS DEL GRAN SANTIAGO	77329730-4	PARTNER	CAPITAL REDUCTION IAM	19.023.203	0	20.418.779	0
INVERSIONES AGUAS DEL GRAN SANTIAGO	77329730-4	PARTNER	PROFITS DISTRIBUTION	3.381.510	0	32.884.500	0
ONDEO SERVICES CHILE S.A.	96885200-0	INDIRECT	LOANS GRANTED	0	0	6.609.984	0
ONDEO SERVICES CHILE S.A.	96885200-0	INDIRECT	CAPITAL REDUCTION IAM	0	0	5.072.831	0
ONDEO SERVICES CHILE S.A.	96885200-0	INDIRECT	PROFITS DISTRIBUTION	0	0	8.169.807	0
INVERSIONES AGUAS DEL GRAN SANTIAGO	77329730-4	PARTNER	COLLECTION OF LOANS	0	0	37.651.941	0
ONDEO SERVICES CHILE S.A.	96885200-0	PARENT	COLLECTION OF LOANS	0	0	17.512.306	0
DEGREMONT S.A. AGENCIA EN CHILE	59066560-6	RELATED	PLANT CONSTRUCTION	670.414	0	472.855	0
CORFO	60706000-2	RELATED	DIVIDENDS PAID	19.084.589	0	22.991.078	0
					0		0

6.- Deferred Taxes and Income Tax

The detail of taxable income and related concepts at September 30, 2006 and 2005 is as follows:

	2006 ThCh$	2005 ThCh$
a) Taxable income	74.033.096	74.300.792
b) Balance of taxed earnings fund	102.543.040	62.276.475
c) 15% tax credit for shareholders	246.565	324.053
16% tax credit for shareholders	356.927	356.450
16.5% tax credit for shareholders	816.042	818.700
17% tax credit for shareholders	16.667.845	10.140.054
d) Tax loss *		

* The tax losses relate to the Parent and its subsidiary Comercial ORBI II S.A.

The detail of timing differences is as follows:

Concepts	30/09/2006				30/09/2005			
	Deferred Tax Assets		Deferred Tax Liabilities		Deferred Tax Assets		Deferred Tax Liabilities	
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
Timing Differences								
Allowance for doubtful accounts	565.848	1.575.158	0	0	579.624	1.576.608	0	0
Unearned income	229.295	33.281	0	0	54.662	87.393	0	0
Provision for vacations	140.869	100.794	0	0	144.090	96.215	0	0
Amortization intangible assets	0	0	0	0	0	0	0	0
Leased assets	0	0	44.085	55.246	0	0	53.768	0
Manufacturing expenses	0	0	0	0	0	0	0	0
Depreciation fixed assets	0	416.879	0	5.061.971	0	0	0	4.843.378
Severence indemnities	22.265	165.645	0	0	84.823	20.548	0	0
Other events	0	609.998	108	19.382	5.293	633.674	22.800	0
Provisin profit sharing	4.446	0	0	0	2.572	0	22	0
Obsolete materials	0	0	0	0	37.749	0	0	0
Investment costs in related companies	0	0	13.721	250.813	0	0	13.734	274.238
Software	0	0	0	108.394	0	0	0	141.268
Bond placement discount	0	0	226.913	1.918.809	0	0	379.260	1.144.651
Tax loss	767	0	0	0	0	166.393	0	0
Litigation	13.259	419.528	0	0	12.071	0	0	0
Obsolescence fixed assets	0	0	0	0	0	0	0	0
Diferred expenses	0	0	22.240	71.791	0	0	11.495	89.100
Water rights	0	38.138	0	0	0	38.175	0	0
AFR KWH	3.016	0	0	0	3.131	0	0	0
Allowance real estate	36.367	0	0	0	0	0	0	0
Provision payment agreements	307.220	134.058	0	0	252.738	113.549	0	0
Leasing obligations	0	0	0	0	0	0	0	0
Others	0	0	0	0	0	0	0	0
Complementary accounts-net of amortn.	0	0	0	481.082	0	0	0	521.162
Valuation provision	767	0	0	0	0	0	0	
Total	1.322.583	3.493.477	307.065	7.005.124	1.178.751	2.732.555	480.879	5.771.471

	30/09/2006	30/09/2005
Current tax charge (provision for tax)	(12.585.628)	(12.631.133)
Adjustment to tax charge (previous year)	(31.620)	(47.527)
Effecto on assets or liabilities of deferred tax	(389.981)	496.675
Tax benefit of tax losses	62.428	0
Effect of amortization of complementary defe	(29.107)	(29.107)
Effect on deferred tax assets or liabilities of c	(767)	0
Other charges or credits to the account	(29.519)	(21.702)
Total	(13.004.194)	(12.232.794)

7.- Fixed Assets

The composition of these is as follows:

	2006 ThCh	2005 ThCh$
Land:	34.215.863	34.052.718
Land	34.215.863	34.052.718
Buildings & infrastructure:	496.357.275	493.535.244
Gross value	992.961.750	980.645.612
Accumulated depreciation	-496.604.475	-487.110.368
Machinery & equipment:	61.779.817	64.929.021
Gross value	116.306.873	112.154.553
Accumulated depreciation	-54.527.056	-47.225.532
Other fixed assets:	4.482.298	5.031.372
Gross value	20.679.931	19.943.506
Accumulated depreciation	-16.197.633	-14.912.134
Incremental value technical appraisal, net:	4.518.783	4.471.620
Incremental value technical appraisal land	5.539.114	5.544.392
Incremental value tech appr distribution networks	1.463.625	1.518.890
Accumulated depreciation	-1.459.524	-1.514.520
Lower value technical appraisal drains	-373.845	-374.200
Accumulated depreciation	261.686	249.853
Lower value technical appraisal civil works	-1.279.895	-1.281.337
Accumulated depreciation	415.875	395.786
Lower value tech appr machinery & equipment	-445.319	-448.763
Accumulated depreciation	397.066	381.519
TOTAL NET FIXED ASSETS	601.354.036	602.019.975

Depreciation for the period

At September 30, 2006 and 2005, the charge to income for the depreciation of fixed assets is as follows:

	2006 ThCh$	2005 ThCh$
Depreciation in:		
Cost of sales	23,840,430	23,399,093
Admin. & selling expenses	1,884,748	2,060,634
Total	25,725,178	25,489,727

Aguas Andinas S.A. has seventy plots of land recorded on its books that were transferred free of charge by the Chilean state and are booked at a value of Ch$1 each. There are also fixed assets with an expired accounting useful life which are shown at Ch$1 even though they are still in operation.

There are also amounts which are contributions from third parties subject to Decree Law N°70 of 1988 of the Ministry of Public Works and the provisions of Article N°36 of D.S. MINECON Regulation N°453 of 1989. These are explained in Note 33.

In 1989 and in accordance with Transitory Clause 3 of Decree Law 382 of 1988, the General Law on Sanitation Services, Aguas Cordillera S.A. removed from its accounts all assets financed by third parties and all state assets.

As a result of the application of this regulation, the Company maintains physical control over those assets but the calculations of price-level restatement and depreciation of these assets do not affect its financial statements in any way. It carries out this off-the-books control as these assets form part of the sanitation infrastructure that it has to operate and maintain.

LEASING

For Aguas Andinas S.A., the assets acquired under financial leases and shown under Other Fixed Assets are the following:

....

For Aguas Cordillera S.A., the assets bought under a financial lease were acquired from Telectronic S.A. under a 48-month contract. They are shown under Other Fixed Assets for an amount of ThCh$15,930.

8.- Goodwill and negative goodwill

At September 30, 2006 and 2005, the balances of this account represent the difference at the time of purchase between the amount paid and the proportional equity value of the acquired company, and are as follows:

Goodwill

Tax No.	Company	30/09/2006		30/09/2005	
		Amount amortized in period	Balance goodwill	Amount amortized in period	Balance goodwill
61808000-5	AGUAS ANDINAS S.A.	16.152.721	280.620.897	16.546.141	308.861.314
80311300-9	AGUAS CORDILLERA S.A.	2.887.342	53.255.417	2.890.093	57.159.628
96809310-K	COMERCIAL ORBI II S.A.	163.652	3.161.398	163.809	3.382.822
96568220-1	AGUAS LOS DOMINICOS S.A.	44	1.135	0	0
TOTAL		**19.203.759**	**337.038.847**	**19.600.043**	**369.403.764**

Negative goodwill

Tax No.	Company	30/09/2006		30/09/2005	
		Amount amortized in period	Balance negative goodwill	Amount amortized in period	Balance negative goodwill
87538200-4	HIDRAULICA MANQUEHUE LTD.	52	1.054	52	1.124
TOTAL		**52**	**1.054**	**52**	**1.124**

9.- Intangible assets

The balance at September 30, 2006 and 2005 relates to the restated cost of intangible assets (Note 2 n).

	2006 ThCh$	2005 ThCh$
Water rights	20.900.743	20.537.520
Leased water rights (1)	541.964	542.481
Rights of way	15.547.011	15.373.703
Other rights (2)	6.913.012	6.919.600
Sub total	43.902.730	43.373.304
Accumulated amortization of water rights	-3.886.295	-3.360.916
Accumulated amortization leasing (1)	-35.746	-21.930
Accumulated amortization rights of way	-2.759.442	-2.376.029
Amortization other rights (2)	-734.507	-562.217
Sub total	-7.415.990	-6.321.092
Total net intangible assets	36.486.740	37.052.212
Amortization for period charged to cost of sales:		
Water rights	391.155	381.400
Leased water rights	10.378	10.387
Rights of way	290.009	287.539
Other rights	129.619	132.554
Total amortization	821.161	811.880

(1) The rights to the use of water acquired under the leasing contract dated March 14, 2003 for a period of 48 months, are shown as Intangible assets.

(2) Relate to the purchase of gratuitous rights to drinking water consumption from the Municipality of Santiago, being amortized over 40 years.

Aguas Andinas S.A. has water rights to various natural sources, including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón which were acquired gratuitously and have no value in the books.

The production of water supply comes from various wells located in the Metropolitan Region for which the sanitation subsidiaries have the water-right concessions which were granted gratuitously by the Water Department of the Ministry of Public Works.

10.- Others (assets)

The detail of these assets is as follows:

	2006 ThCh$	2005 ThCh$
Discount on bond placement & issue costs	11.287.114	6.783.203
Advances for purchases of fixed & intangible assets	1.903.566	861.491
Prepaid expenses	496.506	485.372
Return of reimbursable contributions KW/H	281.693	329.426
Non-used assets	958.459	-
Others	182.120	227.006
Total	15.106.458	8.686.498

11.- Borrowings from banks and financial institutions at short term.

This section shows the loans that mature during the next twelve months and the provisions for accrued interest on bank borrowings classified as short term:

		CUURRENCY OR INDEXATION UNIT			
Tax No.	Banck or Financial Institution	Non-Indexed Ch$		TOTAL	
		30-06-2006	30-06-2005	30-06-2006	30-06-2005
	Short term				
97006000-6	BANCO CREDITO E INVERSIONES	11.477.058		11.477.058	
	Others				
	TOTAL	11.477.058		11.477.058	
	Principal outstanding	11.424.448		11.424.448	

	CUURRENCY OR INDEXATION UNIT			
	Non-Indexed Ch$		TOTAL	
	30/06/2006	30/06/2005	30/06/2006	30/06/2005
Avge annual int. Rate	5.16%			
Percentage in foreign currency (%)		0,0000		
Percentage in local currency (%)		100,0000		

12.- Borrowings from banks and financial institutions at long term.

This section shows bank loans classified as long term:

Tax No.	Bank or Financial Institution	Currency/Indexation unit	Years to maturity 1 to 2	2 to 3	3 to 5	5 to 10	Over 10	Term	Close of current period Total long term at close of financial statements	Average annual interest rate	Close of previous period Total long term at close of financial statements
97004000-5	BANCO DE CHILE	Dollars									
		Euros									
		Yen									
		UF	0					0			
		Non-indexed Ch$	1.900.000	1.900.000	3.800.000	2.850.000			10.450.000	6,82%	10.847.100
		Other currencies									
97036000-K	BANCO SANTANDER SANTIAGO	Dollars									
		Euros									
		Yen									
		UF									
		Non-indexed Ch$	4.080.000	4.080.000	10.200.000	-			18.360.000	6,82%	21.175.200
		Other currencies									
97032000-8	BANCO BBVA	Dollars									
		Euros									
		Yen									
		UF									
		Non-indexed Ch$	8.066.667	8.066.666	12.100.000	-			28.233.333	6,78%	37.679.400
		Other currencies									
TOTAL			14.046.667	14.046.666	26.100.000	2.850.000	-	-	57.043.333		69.701.700

Percentage in foreign currency (%) 0,0000
Percentage in local currency (%) 100,0000

13.- Bonds payable

This section shows the balances of bonds issued by the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A. on the domestic market.

Aguas Andinas S.A.

Shown here are the balances of bonds issued by the company in September 2001, December 2002, May 2003, December 2005 and January 2006 on the domestic market.

In September 2001, two series of bonds were issued: Series A for U.F.1.2 million fully repayable in September 2005 and Series B for U.F.1.8 million with a 21-year term and repayments commencing in 2008.

On October 10, 2002, the Superintendency of Securities and Insurance certified the registration of bonds for up to U.F.10 million. Of this amount, Series C bonds were issued with a nominal value of U.F.4.2 million and Series D with a nominal value of U.F.5.8 million.

In December 2002, Series C bonds for U.F.4.0 million were placed, with semi-annual repayments starting in June 2005 and extending to December 2010.

On May 7, 2003, the Company placed Series D bonds on the domestic market and these were fully subscribed. On January 3 and 9, 2006, it exchanged and prepaid these bonds with Series F bonds (94.6% and 5.4% respectively). This placement was for an amount of U.F. 5.0 million, with semi-annual repayments starting June 1, 2008 and with final maturity on December 1, 2026.

On December 9, 2005, the Superintendency of Securities and Insurance inscribed a new bond issue in addition to the line inscribed in the Superintendency under No.305 on October 10, 2002, for an amount of U.F. 5.0 million in order to finance the redemption in advance of the Series D bonds and other refinancings of Aguas Andinas S.A.

On December 23, 2005, Series E bonds were placed for U.F. 1.65 million, with maturity in June 2012.

Aguas Cordillera S.A.

On January 2, 2006, its bonds Series B and E were redeemed in advance, the balances shown in this section corresponding therefore to the debt outstanding at September 30, 2005.

The accrued interest on the bonds at the closing date is shown in Bonds payable within Current liabilities.

The bond issues of the subsidiary carry no special guarantees except a general pledge over the assets of the Company.

The summary of these obligations at the end of the period is as follows:

Nº of inscription or identification of instruments Current portion of long-term bonds	Series	Nominal amount outstanding	Indexation unit	Interest rate	Final maturity	Interest payment dates	Principal payment dates	Par value		Placement in Chile or abroad
								30/09/2006	30/09/2005	
266	BEMOS B1	0	UF	6,25%	01/09/2022	Semi-annual	2008 semi-annual	66.071	68.033	Chile
266	BEMOS B2	0	UF	6,25%	01/09/2022	Semi-annual	2008 semi-annual	103.626	103.767	Chile
305	BAGUA C1	166.667	UF	4,25%	01/12/2010	Semi-annual	Semi-annual	3.280.340	3.301.463	Chile
305	BAGUA C2	500.000	UF	4,25%	01/12/2010	Semi-annual	Semi-annual	9.781.012	9.904.439	Chile
305	BAGUA D1	0	UF	4,25%	04/01/2006	0	0	0	6.812.860	Chile
305	BAGUA D2	0	UF	4,25%	04/01/2006	0	0	0	12.944.445	Chile
141	SERIE A	0	UF	7,00%	01/10/2005			0	211.342	Chile
154	SERIE B	0	UF	7,00%	02/01/2006			0	112.403	Chile
163	SERIE C	0	UF	6,00%	02/01/2006			0	399.652	Chile
167	SERIE D	0	UF	6,00%	01/10/2005			0	1.865.255	
167	SERIE E	0	UF	6,50%	02/01/2006			0	1.358.968	
305	BAGUA E	0	UF	4,00%	01/06/2012	Semi-annual	At maturity	400.858	0	Chile
305	BAGUA F	0	UF	4,15%	01/06/2026	Semi-annual	2008 semi-annual	1.259.804	0	Chile
Total - current portion								**14.871.911**	**37.080.847**	
Long-term bonds										
266	BEMOS B1	700.000	UF	6,25%	01/09/2022	Semi-annual	Semi-annual	12.860.605	12.873.579	Chile
266	BEMOS B2	1.100.000	UF	6,25%	01/09/2022	Semi-annual	Semi-annual	20.241.265	20.229.910	Chile
305	BAGUA C1	583.333	UF	4,25%	01/12/2010	Semi-annual	Semi-annual	10.733.998	13.783.118	Chile
305	BAGUA C2	1.750.000	UF	4,25%	01/12/2010	Semi-annual	Semi-annual	32.202.011	41.379.360	Chile
305	BAGUA D1	0	UF	4,25%	04/01/2006		0	0	27.289.169	Chile
305	BAGUA D2	0	UF	4,25%	04/01/2006		0	0	51.811.399	Chile
305	BAGUA E1	1.650.000	UF	4,00%	01/06/2012	Semi-annual	At maturity	30.381.697	0	Chile
305	BAGUA F	5.000.000	UF	4,15%	01/12/2026	Semi-annual	Semi-annual	92.005.750	0	Chile
167	SERIE E	0	UF	6,50%	02/01/2006			0	4.137.925	Chile
Total long term								**198.425.726**	**171.494.459**	

14.- Provisions and Write-offs.

PROVISIONS

The detail of provisions at September 30, 2006 and 2005 is as follows:

	Current liabilities		Long-term liabilities	
	2006	2005	2006	2005
	ThCh$	ThCh	ThCh$	ThCh$
Services accrued	10.992.009	8.674.468	0	0
Bonus (1) & profit sharing	1.544.238	2.393.676	0	0
Severance indemnities (Note 17)	782.116	924.429	8.688.357	8.217.060
Accrued vacations	1.421.551	1.413.561	0	0
Litigation in process	934.827	1.049.794	0	0
Other personnel benefits	14.925	30.195	0	0
Allowance for loss on asset disposal	213.922	222.051	0	0
Projects discarded	162.377	168.547	0	0
Others	30.694	57.880	0	0
Total	16.096.659	14.934.601	8.730.079	8.269.728

(1) In Aguas Andinas S.A., these are shown net of advances made during the periods ended September 30, 2006 and 2005 for ThCh$685,243 and ThCh$155,527 respectively.

The amounts of write-offs are shown in Note 5 (Short and long term debtors).

15.- Severance indemnities.

At September 30, 2006 and 2005, the provisions for severance indemnities (including the short-term portion) showed the following movement:

	2006	2005
	ThCh$	ThCh$
Initial balance	8.944.339	9.154.673
Increase in provision	758.505	1.558.705
Payments in period	-471.679	-1.835.042
Price-level restatements	239.308	263.153
Total	9.470.473	9.141.489

The severance indemnity has been calculated in accordance with the explanation in Note 2 t).

The charge to income for these items, including indemnities related to clause 161 of the Labour Code, amounts to ThCh$867,766 and ThCh$1,746,548 respectively at September 30, 2006 and 2005.

16.- Minority interest

The following shows the proportion belonging to the minority interest:

Name	Percentage of Minority interest 2006 %	2005 %	Minority interest in Equity 2006 ThCh$	2005 ThCh$	Minority interest in Result 2006 ThCh$	2005 ThCh$
Aguas Andinas S.A.	49,89766	48,7980	188.149.467	181.677.654	(22.575.908)	(19.872.689)
Aguas Industriales del Norte S.A.	0,0000	40,0000	0	147	0	13
Aguas Los Dominicos S.A.	0,01421	0,05038	972	3.382	(81)	(223)
Aguas Cordillera S.A.	0,00001	0,00001	7	5	(1)	(1)
Total			188.150.446	181.681.188	(22.575.990)	(19.872.900)

In January 2006, Aguas Cordillera S.A. acquired 28 shares in its subsidiary Aguas Los Dominicos S.A., equivalent to 0.03617% of the total issued shares.

In April 2006, Inversiones Aguas Metropolitana S.A. sold 67,308,616 shares in its subsidiary Aguas Andinas S.A., equivalent to 1.1% of the total issued shares.

During August 2005, the Company sold all its shares in Aguas Industriales del Norte S.A., representing a 60% shareholding, to the related company Inversiones Aguas del Gran Santiago S.A..

17.- Changes in shareholders' equity.

The changes in the equity of the Company during the 2006 and 2005 periods are as follows:

The ordinary shareholders meeting of April 27, 2006 agreed the following:

Profits distribution:

Distribute profits equivalent to ThCh$5,974,400 (ThCh$28,586,355 historic in 2005), in cash and in accordance with the percentage shareholdings.

By the capital modification deed dated May 10, 2006, the following was agreed:

Capital reduction

Reduce the capital by ThCh$33,609,900 (ThCh$24,558,390 historic in 2005). Following this, the capital is reduced to ThCh$452,261,913 at June 30, 2006. The amount of the reduction was distributed in cash and according to the percentage shareholdings.

Comment [PW1]: ¿September?

Capital increase

On June 14, 2005, it was agreed to increase the Company's capital by ThCh$ 19,151,583 historic by the capitalization of the corresponding restatement of capital.

The board meeting held on September 27 agreed the following:

To distribute ThCh$ 14,133,000 against the net income for 2006 as an interim dividend (ThCh$ 10,965,000 historic in 2005), payable in cash and according to the percentage shareholdings.

	30/09/2006								
Movement	Paid capital	Reserve capital restatements	Share premium	Other reserves	Reserve future dividends	Retained earnings	Interim dividends	Development period deficit	Result for the period
Initial balance	485.871.813	-	-	-	-	285.884	(11.129.475)		17.103.981
Distribution prior period's results					-	5.974.506	11.129.475		(17.103.981)
Final dividend previous year						(5.974.400)			
Capital increase	-	-							
Capitalizatuin reserves &/or earnings	-	-							
Accumulated development period deficit									
Capital reduction	(33.609.900)								
Restatement of capital	-	11.373.768			-	19.098			
Result for the period									15.970.458
Interim dividends						-	(14.133.000)		
Final balance	452.261.913	11.373.768			-	305.088	- 14.133.000	-	15.970.458
Restated balances									

	30/09/2005								
Movement	Paid capital	Reserve capital restatements	Share premium	Other reserves	Reserve future dividends	Retained earnings	Interim dividends	Development period deficit	Result for the period
Initial balance	474.157.984	19.151.583			-	17.850.183			10.736.192
Distribution prior period's results					-	10.736.172			(10.736.192)
Final dividend previous year					-	(28.586.355)			
Capital increase									
Capitalizatuin reserves &/or earnings	19.151.583	(19.151.583)							
Accumulated development period deficit									
Capital reduction	(24.558.390)								
Restatement of capital		11.520.171			-	314.450	(32.896)		
Result for the period									11.436.132
Interim dividends		-					(10.965.000)		
Final balance	468.751.177	11.520.171			-	314.450	- 10.997.896		11.436.132
Restated balances	486.563.722	11.957.937			-	326.399	- 11.415.816		11.870.705

Numero de acciones :

Series	No. subscribed shares	No. paid shares	No. shares with voting rights
Sole	1.000.000.000	1.000.000.000	1.000.000.000

18.- Other non-operating Income and Expenses.

The detail of other non-operating income and expenses at September 30, 2006 and 2005 is as follows:

	2006 ThCh$	2005 ThCh$
Other non-operating income:		
Income under agreements & others (1)	777.485	645.197
Services to third parties (2)	1.309.469	1.226.235
Gain on sale of shares	1.566.055	0
Gain on sale of fixed assets	57.283	1.625.708
Suppliers & contractors fines & indemnities (3)	521.910	1.058.542
Services to customers	221.989	221.327
Property rentals	173.084	192.973
Recognition of past-due obligations	19.100	20.347
Indemnities for damages	108.560	
Others	176.386	144.076
Total other income	4.931.321	5.134.405

Other non-operating expenses :		
Donations	136.988	47.216
Asset shortfalls	91.635	1.258
Loss on derivative contracts	74.633	0
Consultancy on sale of shares	23.015	0
Fines	34.661	0
Legal costs	0	5.371
Discarded projects	42.556	30.371
Others	20.290	50.705
Total other expenses	423.778	134.921

(1) Mainly relate to agreements with property developers whereby Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Manquehue S.A. are obliged to add certain areas to their concession zones and to provide the public sanitation services there indefinitely.

(2) Services for third parties relates to services related to the business, mainly engineering services.

(3) In 2005, includes a transaction with Degremont for discrepancies in the application and interpretation of the La Farfana treatment plant construction contract.

19.- Price-level restatements

The detail of price-level restatements, calculated as stated in Note 2 e), is the following:

ASSETS (CHARGES) / CREDITS	Indexation Unit	30/09/2006	30/09/2005
INVENTORIES	CPI	920	60.607
FIXED ASSETS	CPI	14.861.820	14.219.752
INVESTMENTS IN RELATED COMPANIES	CPI	0	0
GOODWILL	CPI	8.776.180	9.535.315
OTHER MONETARY ASSETS	CPI	324.490	977.494
INTANGIBLE ASSETS	CPI	918.305	889.315
OTHER NON-MONETARY ASSETS	CPI	535.597	(16.429)
OTHER MONETARY ASSETS	UF	140.619	114.482
ACCOUNTS RECEIVABLE RELATED COMPANIES	CPI	0	0
OTHER NON-MONETARY ASSETS	UF	73.158	64.883
EXPENSE & COST ACCOUNTS	CPI	1.313.256	1.345.226
TOTAL (CHARGES) CREDITS		**26.944.345**	**27.190.645**

LIABILITIES (CHARGES) / CREDITS			
SHAREHOLDERS' EQUITY	CPI	(11.392.866)	(12.250.192)
MINORITY INTEREST	CPI	(4.152.260)	(3.720.865)
BONDS PAYABLE	UF	(5.254.674)	(5.164.926)
NOTES PAYABLE	UF	(601.270)	(224.017)
BANK BORROWINGS	UF	(3.637)	(35.163)
MONETARY LIABILITIES	UF	(169.444)	(421.432)
MONETARY LIABILITIES	CPI	(14.482)	(336.541)
NON-MONETARY LIABILITIES	CPI	(116.167)	(80.122)
NON-MONETARY LIABILITIES	UF	(49.436)	(187.402)
EXPENSE ACCOUNTS	CPI	(3.339.536)	(3.294.310)
TOTAL (CHARGES) CREDITS		(25.093.772)	(25.714.970)
(LOSS) GAIN FROM PRICE-LEVEL RESTATEMENTS		**1.850.573**	**1.475.675**

20.- Exchange differences

Exchange differences during the periods ended September 30, 2006 and 2005 were as follows:

ASSETS (CHARGES) / CREDITS	Moneda	30/09/2006	30/06/2005
CASH & BANKS	DOLLAR	3.214	(20.676)
CASH & BANKS	EURO	0	0
OTHER ASSETS	DOLLAR	1.151	(1.322)
OTHER ASSETS	EURO	169	(394)
INVENTORIES	DOLLAR	531	440
INVENTORIES	EURO	26.245	0
CASH & BANKS	EURO	0	33
MARKETABLE SECURITIES	EURO	39.420	0
Total (Charges) Credits		**70.750**	**(21.919)**
LIABILITIES (CHARGES) / CREDITS			
ACCOUNTS PAYABLE	DOLLAR	2.200	7.900
ACCOUNTS PAYABLE	EURO	(5.493)	(4.997)
OTHER LIABILITIES	DOLLAR	(7.157)	230
OTHER LIABILITIES	EURO	(601)	2.730
WITHHOLDISNGS	DOLLAR	(4.737)	0
WITHHOLDISNGS	EURO	(297)	0
ACCOUNTS PAYABLE EE.RR.	DOLLAR	(32.448)	
Total (Charges) Credits		(48.533)	5.863
(Loss) Gain from exchange differences		**22.217**	**(16.056)**

21.- Share and bond issue and placement expenses.

During the months of September 2001, December 2002, May 2003, December 2005 and January 2006, the subsidiary Aguas Andinas S.A. issued and placed bonds on the domestic market. In accordance with Circular 1,370 of the Superintendency of Securities and Insurance, the related costs with respect to payments to credit-rating agencies, stamp taxes and other general expenses, were capitalized. These expenses are shown in Other Assets and are broken down as follows:

	Gross Capitalized Expenses		Period Amortization
	2006	2005	Years
	M$	M$	
Bonds			
Series A			
Series B	545.063	545.582	21,0
Series C	1.289.791	1.291.020	8,0
Series D	0	2.667.943	6,0
Series E	125.457	0	6,5
Series F	2.028.548	0	21,0
TOTAL	3.988.859	4.504.545	

In January 2006, the Series D bonds were exchanged and the related capitalized expense was transferred to the Series F bonds in the percentage of the exchange acceptance, the balance not accepted being charged to income.

22.- Statement of cash flows.

In the statement of cash flows, cash equivalents consist of financial investments, including time deposits and marketable securities maturing within 90 days. The detail of the balance of cash and cash equivalents is as follows:

	2006	2005
	M$	M$
Cash & banks	421.560	198.301
Time deposits	708.441	0
Marketable securities	6.367.167	1.290.605
Other current assets	0	4.524.209
(Instruments of Banco Central de Chile)		
Balance of cash & cash equivalents	7.497.168	6.013.115

Financing cash flow:

Among the financing activities that generated cash flow during the 2006 and 2005 periods, Other sources of financing relate to the collection of reimbursable financing contributions that the Company makes in accordance with current legislation (Decree Law 70, 1988).

Other financing disbursements relate to the payment of promissory notes on maturity and the prepayment of notes issued for reimbursable financing contributions, and the dividend payment made by Aguas Andinas S.A. to its minority shareholders.

Investment cash flow:

Investment activities that commit future flows for Aguas Andinas S.A. and subsidiaries relate to accrued construction works amounting to ThCh$6,843,113 and ThCh$15,680,821 at September 2006 and 2005 respectively.

Other investment disbursements represent purchases by the sanitation subsidiaries of water rights on the first section of the rivers Mapocho and Maipo.

26.- Derivative Contracts

At September 30, 2006, the Company had derivative contracts with financial institutions to hedge exchange rate risks, valued as described in Note 2s), as follows:

23.- Contingencies and Restrictions

a)Direct guarantees
Performance bonds and guarantee policies have been issued in favour of third parties for ThCh$13,701,826 and ThCh$13,482,223 at September 30, 2006 and 2005 respectively, whose detail is given in the table.

b)Lawsuits pending

The principal lawsuits of the subsidiaries are the following:

-Court: 15th Civil Court of Santiago; Case file: 1337-1996

Aguas Andinas S.A. was sued by a private individual for not having been able to exploit mining deposits on land that was expropriated by the Treasury for the construction of the El Yeso reservoir. At the time of the expropriation, Aguas Andinas S.A. was not the owner of the reservoir as this was transferred to it in 1990. The amount is not determined. Present position: the Santiago Appeals Court confirmed the sentence in the first instance which rejected the demand against Aguas Andinas S.A. and revoked the contrary sentence of the Treasury, denying the demand with respect to the latter.
The plaintiff has presented recourse of annulment in basis and form which is pending until 2007.

Court: 11th Civil Court of Santiago; Case file: 5716-1999

Aguas Andinas S.A. was sued severally by a gas company for damages to a pipeline as a result of works of a construction company. Aguas Andinas S.A. alleges that it has no responsibility in this incident as it has no relationship whatsoever with the cause of the damage. The amount demanded is ThCh$85,816 plus indexation and interest. Sentence has been passed at the first instance rejecting the suit against Aguas Andinas S.A. accepting only a part of the suit against the construction company for a far lower figure. The gas company has appealed and asked that the suit be entirely accepted, also against Aguas Andinas S.A.

·Court: 4th Civil Court of Santiago; Case No.2235-2001
A company made a demand against Aguas Andinas S.A., alleging that it has occupied its land without authorization to build the discharge for the El Trebal plant. Aguas Andinas S.A. states that the building was based on rights of granted by third parties. The amount of the demand is not determined as no indemnity has been sought, just the restitution of the land. Sentence in the first instance was favourable to Aguas Andinas S.A., rejecting the demand in all its parts, with costs. The plaintiff has appealed.

Court: 29th Civil Court of Santiago; Case file: 1400-2001
An individual sued Aguas Andinas S.A. alleging having suffered substantial damage on the sale of 8.1 hectares of land for the construction of part of the El Trebal Plant. Aguas Andinas S.A. claims to have paid a fair price. The amount sought is approximately ThCh$120,000.

Judgment in the first instance rejected the suit. The plaintiff has appealed.

Court: 14th Civil Court of Santiago; Case file: 169-2003
A company sued Aguas Andinas S.A. seeking the absolute nullity of Sociedad Gestión y Servicios S.A. in which Aguas Andinas S.A. has a 1% shareholding.
Final sentence was given in the first instance denying the suit and condemning the plaintiff to pay the costs. The plaintiff has appealed.

Court: 11th Civil Court of Santiago; Case file: 3541-2004
Aguas Andinas S.A. was sued for the payment of an indemnity for extra-contractual liability for environmental damage, an offence under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odours from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to an enormous financial damage as a result of the drop in the value of their properties. Amount involved: U.F. 506,594. Current status: First instance – discussion period. Exceptions were presented in order to correct irregularities in the suit and in the procedure that led to the damages under Law 19,300. There is a moderate possibility of success in this case as the suit lacks solid arguments. In any case, the result will depend on the proof of damages submitted. The proceedings have not yet commenced.

Court: 19th Civil Court of Santiago; Case file: 2632-2004
A private individual is requesting the reversal of the sale of some water rights to Aguas Andinas S.A. through a third party, sustaining that this has violated his rights. He is demanding the restitution of the water rights that were acquired for U.F. 5,525. Status: the demand was accepted and an appeal will be made.

11th Civil Court of Santiago; Case No.13.214 - 2004
Aguas Andinas S.A. was sued for damages and extra-contractual liability for environmental damage, an offence under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odours from the Santiago Poniente Plants and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to neighbouring residents, in addition to an enormous financial damage as a result of the drop in the value of their properties. Amount involved: U.F. 492,607 plus indexation and interest. Current status: First instance - discussion period. Exceptions were presented in order to correct irregularities in the suit. There is a moderate possibility of success; the result will depend on the proof of damages submitted. The court process has not yet commenced.

18th Civil Court of Santiago; Case No. 322-2005
Aguas Andinas S.A. was sued for technical faults and defects at the La Farfana Sewage Plant, causing bad odours that have affected the physical and psychological health of the neighbors.
Amount demanded: ThCh$3,890,000 plus indexation and interest.
It is believed that it is improbable that damage can be shown affecting or putting at risk the psychological or physical health of the plaintiffs from the bad odours. Even so, the success of the demand will depend on the evidence of the damages. The proceedings stage has still not begun.

Court: 8th Civil Court of Santiago; Case No.10852-2005

Aguas Andinas S.A. is demanded for its civil liability for the accidental death of Mario Cañete Muñoz, a worker at the Kennedy-Estoril works. Amount demanded: ThCh$110,000 approx. plus indexation, interest and costs. Status: Evidence period. Estimate of result: the demand should be rejected with respect to Aguas Andinas as the works were contracted to MST.

Court: 19th Civil Court of Santiago; Case No.1105-2006

Aguas Andinas S.A. was sued for damages and extra-contractual liability for environmental damage, an offence under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odours from the Santiago Poniente Plants and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to neighbouring residents, in addition to an enormous financial damage as a result of the drop in the value of their properties.
Current status: First instance - discussion period. Exceptions were presented in order to correct irregularities in the suit.
Amount involved: Ch$ 940,000 million plus indexation and interest. The success of the demand will depend on the proof of damages submitted. The court process has not yet commenced.

Court: 24th Civil Court of Santiago; Case No.6539-2006

A company has demanded CORFO to restore a piece of land located at Avda. Andres Bello, Las Condes. The land was acquired by Corfo fro Aguas Andinas in September 1999. Amount demanded: not determined. Discussion period. Estimate of result: the demand should be rejected.

- Case N. 4693-99, 11th Civil Court of Santiago. Demand with respect to alleged damages brought by 79 residents of the district of Lo Barnechea due to supply problems in October and November 1996. ThCh$728,626 is sought under a rectification of the demand. The Appeals Court accepted the appeal of the Company, accepting the exception of the ineptitude of the libel. The plaintiffs reformulated the demand and the discussion period has ended. There are good probabilities that the Company will win the case.

- Case No.1158-2002, 8th Civil Court of Santiago. Demand for damages for moral damage due to dismissal because of dishonesty by a former employee of the Company, which was declared unjustified by the Supreme Court. The demand is for ThCh$140,000. Status: sentence favourable to the Company. The plaintiff has appealed. It is probable that the court will confirm the sentence in the first instance.

Arbitration. Case before arbitration concerning compliance with an agreement signed on November 10, 1980 before the notary Raúl Undurraga Laso. The Company is asked to prepare and build a device for supplying 30 litres per second at the foot of La Dehesa reservoir. Amount approximately UF 30,000. Status: Sentence given in favour of the Company.

Arbitration. Arbitration proceedings concerning a declaration of ineffectiveness of an agreement signed on November 10, 1980 before the notary Raúl Undurraga Laso. This ineffectiveness was produced from the coming into effect of laws and regulations covering the sanitation business. The obligations under the agreement therefore are non-existent. Amount UF 583,983.89. Status: discussion period ended. It is not possible to make an estimate as the evidence stage has not occurred yet.

- Case No.1189-2004, 19th Civil Court of Santiago
Appeal against fine for non-compliance of the written orders and instructions of the SISS, by not sending within the set term the information for the "Coverage of sewage treatment" and "Drinking water production" process.
Resolution No.426 of February 9, 2004 for 10 UTA. Status: unfavourable sentence; appealed: it is probable that the fine will be reduced.

- Case No.2829-2003, 7th Civil Court of Santiago. Appeal against Resolution No.1194 of May 19, 2003 which applied a fine of 26 UTM with respect to discharges of the Los Trapenses sewage treatment plant on July 16, 2002 which exceeded current regulations. Status: appeal conceded against the sentence rejecting the demand. Result: Little possibility of accepting the appeal. The fine applied will be maintained.

- Case No.1134-2004, 7th Civil Court of Santiago. Non-compliance with the written orders and instructions of the SISS by not sending within the set term the information for the "Coverage of sewage treatment" and "Drinking water production" process. Sentence unfavourable. Appealed. Result: it is probable that the sentence will be confirmed.

- Case No.15178-2006, 27th Civil Court of Santiago. Appeal against Resolution 554 which applied a fine of 30 UTA for non-compliance with written instructions of the SISS for not providing information on expenses and costs for 2004. Status: Demand presented. Result: It is probable that a reduction in the fine will not be accepted.

· The Company is party to other lawsuits of less importance (in favour and against).

The management and their legal advisers believe that the above lawsuits will have no adverse material effect on the financial statements, although it has made provisions which are shown in Note 16.

c) Bond issue covenants

The subsidiary Aguas Andinas S.A. has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1.- Send to the representative of the bond holders a copy of the quarterly and audited annual unconsolidated and consolidated financial statements, and those of the subsidiaries registered with the Superintendency of Securities and Insurance, within the same time limits set by the Superintendency of Securities and Insurance together with all the public information reported to that Superintendency.

2.- Record in its books the provisions for adverse contingencies that may arise and which, in management's opinion, should be reflected in its financial statements and/or those of its subsidiaries.

3.- Maintain insurance cover that reasonably protects its assets including its main offices, buildings, plants, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

4.- The company is obliged to ensure that its transactions with its subsidiaries or other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

5.- Maintain a debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the debt to equity ratio.

6.- The company may not sell, assign or transfer essential assets (public-utility concessions granted by the Superintendency of Sanitation Services for Greater Santiago), except for contributions or transfers of essential assets to subsidiary companies.

d) Bank loan covenants

The subsidiary Aguas Andinas S.A. has the following obligations and restrictions contained in loan agreements with several local banks:

1.- Maintain a debt level of no greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the debt to equity ratio.

2.- Prohibition on the disposal or loss of title over essential assets except for contributions or transfers of essential assets to subsidiaries.

3.- Send to the different banks with which the company has loans, a copy of the quarterly and audited annual unconsolidated and consolidated financial statements within a maximum term of five days from the time they are sent to the Superintendency of Securities and Insurance.

4.- Record in its books the provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in the financial statements of the company.

5.- Maintain insurance cover that reasonably protects its assets including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

6.- Send a certificate issued by the general manager of the company confirming compliance with the obligations assumed in the loan agreement.

7.- Prohibition on the payment of dividends if there is a default or delay in the payment of some loan instalment, except for the minimum obligatory dividend.

8.- Maintain a financial expense coverage ratio of at least 3:1 calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio between operating income plus depreciation and amortization of intangible assets for the year, divided by financial expenses.

9.- Prohibition on the liquidation or dissolution of the company, its operations or the business in which it engages; or to participate in any action or contract with the purpose of creating a merger or consolidation, except in the case of a merger with its present subsidiaries.

10.- The company is obliged to ensure that its transactions with its subsidiaries or other related parties are carried out on equitable conditions similar to those normally prevailing in the market.

Acreedor de la garantía	Debtor		Kind of guarantee	Assets affected		Balance pending payment at close of financial statements	
	Name	Relationship		Type	Book Value	30/09/2006	30/09/2005
SISS	AGUAS ANDINAS S.A.	SUBSIDIARY	GUARANTEE POLICY			7.100.478	8.017.326
EMPRESA FERROCARRILES	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			2.429	2.428
ENERSIS S.A.	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			-	9.196
MUNICIPALIDAD DE PROVIDENCIA	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			20.721	20.727
MUNICIPALIDAD DE LAS CONDES	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			1.000	1.038
MUNICIPALIDAD DE SANTIAGO	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			17.117	17.096
SERVIU METROPOLITANO	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			2.203.267	1.259.935
DIRECCIONA REGIONAL VIALIDAD	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			-	3.523
MUNICIPALIDAD DE VITACURA	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			36.802	36.782
MUNICIPALIDAD DE LO BARNECHEA	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			9.201	6.673
CHILECTRA S.A.	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			1.104	1.103
SISS	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			1.720.274	1.719.309
SISS	AGUAS CORDILLERA S.A.	SUBSIDIARY	GUARANTEE POLICY			664.812	668.117
SISS	AGUAS LOS DOMINICOS S.A.	SUBSIDIARY	PERFORMANCE BOND			259.510	259.364
CONAMA	ANAM S.A.	SUBSIDIARY	PERFORMANCE BOND			-	55.650
CONSTRUCTORA NORTE SUR S.A.	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			168.610	451.733
MUNICIPALIDAD DE LAS CONDES	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			2.500	1.557
SISS	AGUAS MANQUEHUE S.A.	SUBSIDIARY	PERFORMANCE BOND			417.725	380.708
SISS	AGUAS MANQUEHUE S.A.	SUBSIDIARY	GUARANTEE POLICY			442.180	486.069
SERVIU METROPOLTANO	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			27.602	61.535
DIRECCION OBRAS HIDRAULICAS	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			12.902	1.835
DIRECCION GENERAL DE OBRAS	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			-	8.622
ESSAT S.A.	ANAM S.A.	SUBSIDIARY	PERFORMANCE BOND			-	1.038
TESORERO MUNICIPAL DE MAIPU	ANAM S.A.	SUBSIDIARY	PERFORMANCE BOND			-	104
CONAMA	ANAM S.A.	SUBSIDIARY	PERFORMANCE BOND			-	5.565
CONAMA	ANAM S.A.	SUBSIDIARY	PERFORMANCE BOND			-	5.190
I. MUNICIPALIDAD DE LA GRANJA	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			1.104	-
CHILECTA	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			9.201	-
MINISTERIO DE OBRAS PUBLICAS	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			273.846	-
SERVIU REGION METROPOLITANA	AGUAS MANQUEHUE S.A.	SUBSIDIARY	PERFORMANCE BOND			302.768	-
I. MUNICIPALIDAD DE LO BARNECHEA	AGUAS MANQUEHUE S.A.	SUBSIDIARY	PERFORMANCE BOND			1.153	-
I. MUNICIPALIDAD DE SAN BERNARDO	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			5.520	-
TOTALES						13.701.826	13.482.223

24.- Guarantees received from third parties

At September 30, 2006 and 2005, the Company had received documents in guarantee for ThCh$19,229,320 and ThCh$21,514,836 respectively arising principally from works contracts with construction companies to ensure full compliance with contracts. There are also other guarantees to ensure compliance of service and materials supply contracts to ensure their prompt provision or delivery.

The following is a detail of the more significant bank guarantees received as at September 30, 2006:

Aguas Andinas S.A.

CONTRATOR	Amount ThCh$	Expire Date
DALCO INGENIERIA LTDA.	88.722	16/05/2008
MARCELINO CARRASCO B Y CIA. LTDA.	92.006	03/05/2007
ANALISIS AMBIENTALES S.A.	95.686	24/10/2007
RENTA EQUIPOS LEASING	96.985	11/06/2007
CONSTRUCTORA ACONCAGUAS S.A.	99.366	03/11/2006
CONSTRUCTOTA BELFI-BCF LTDA.	110.407	28/02/2007
CONSTRUCTORA ACSA LTDA.	120.604	25/09/2007
CONSTRUCTORA CBA LTDA.	121.447	31/12/2006
GTECH CORPORATION CHILE	125.128	27/10/2006
CAPTAGUA INGENIERIA S.A.	147.941	16/03/2008
CIA. AMERICANA DE MULTISERVICIOS S.A.	184.012	03/05/2007
CHILECTRA S.A.	184.012	01/08/2007
JARA GUMUCIO S.A.	207.000	02/01/2008
CONSTRUCTORA VESPUCIO NORTE	220.814	05/09/2007
CONSTRUCTORA NORTE SUR S.A.	221.347	28/02/2007
ITT SANITAIRE	224.541	30/10/2007
CLARO,VICUÑA VALENZUELA S.A.	233.424	15/02/2007
CLARO,VICUÑA VALENZUELA S.A.	260.079	29/12/2006
KDM S.A.	276.017	10/01/2007
JARA GUMUCIO S.A.	296.259	30/12/2006
CIA DE PETROLEO DE CHILE S.A.	309.412	22/03/2007
NECSO ENTRECANALES C. CHILE S.A.	328.626	31/01/2007
SACYR CHILE S.A.	328.626	31/01/2007
CADAGUA S.A.	1.185.641	11/02/2007
DEGRéMONT S.A. AGENCIA EN CHILE	2.245.662	30/08/2007
DEGRéMONT S.A. AGENCIA EN CHILE	2.245.662	15/11/2007
TOTAL	10.049.426	

Aguas Cordillera S.A.

CONTRATOR	AMOUNT ThCh$	EXPIRY DATE
Socovesa Ing. y Construcción S.A.	350.359	02-04-2008
Icafal Ing. y Construcción S.A.	256.400	30-09-2007
Captagua Ingenieria. S.A.	133.232	20-05-2008
Constructora Acsa Andina Ltda.	108.781	02-12-2006
Ing. y Constr. Oyarzún y Moreno Ltda.	85.067	17-07-2006
Constructora Trébol Ltda.	71.677	28-02-2007
Ingeniería y Construcción MST S.A.	58.333	30-04-2007
Constructora Cosal S.A.	56.204	01-02-2007
Captagua Ingenieria. S.A.	55.826	17-12-2007
Inlac S.A.	54.068	15-02-2007
Inmobiliaría Manquehue Oriente S.A.	51.840	03-04-2007
Degremont Ltda.	48.351	09-01-2007
Marcelino Carrasco Bahamondes y Cia.	45.378	03-05-2007
Captagua Ingenieria. S.A.	38.547	20-08-2007
Soc. Constructora Rupanco S.A.	33.770	31-07-2007
Inmob. y Const. Nueva Pacífico Sur Ltda.	32.716	17-08-2007
Captagua Ingenieria. S.A.	31.770	26-03-2007
Ingeniería y Const. Eugenio Diaz S.A.	29.426	12-02-2008
Empresa Constructora Modelo S.A.	29.045	30-09-2006
Inmob. y Const.Nueva Pacífico Sur Ltda.	27.227	01-09-2006
Jara Gumucio S.A.	22.214	30-05-2007
Constructora y Comercial El Alba S.A.	21.237	30-01-2007
TOTAL	1.641.468	

Aguas Los Dominicos S.A.

CONTRATOR	AMOUNT ThCh$	EXPIRY DATE
Empresa Const. Vicam Ltda.	8.361	25-07-2006
Empresa Const. Vicam Ltda.	1.604	27-08-2006
Ingenieros Consultores Asociados Ltda.	327	02-11-2006
Servicios y Asesorías Prof. S. A.	3.000	30-06-2008
TOTAL	13.292	

Aguas Manquehue S.A.

CONTRATOR	AMOUNT ThCh$	EXPIRY DATE
Dalco Ingeniería Ltda.	21.150	02-01-2007
Ingeniería y Constructora Eugenio Díaz	27.552	25-03-2007
Empresa Constructora Olbertz Ltda.	24.524	10-07-2007
Ingeniería Construcción y Montajes S.A.	5.520	30-07-2007
Ecopreneur Chile S.A.	64.528	17-04-2008
Soc.Construc.Rupanco.	142.213	31-07-2008
TOTAL	285.487	

Ecoriles S.A.

CONTRATOR	AMOUNT ThCh$	EXPIRY DATE
Sodexho Chile S.A.	1.200	22-07-2006
TOTAL	1.200	

The subsidiaries Anam S.A., Gestion y Servicios S.A. and Ecoriles S.A. have no guarantees from third parties at September 30, 2006 and 2005.

25.- Local and Foreign Currencies

The Company shows the following assets and liabilities in local and foreign currency at September 30, 2006 and 2005:

Current Assets

	Currency	Amount 30-06-2006	Amount 30-06-2005
Current assets			
CASH & BANKS	NON-INDEXED CH$	412.762	188.976
CASH & BANKS	DOLLAR	8.798	9.325
TIME DEPOSITS	NON-INDEXED CH$	708.441	0
MARKETABLE SECURITIES	NON-INDEXED CH$	6.367.167	1.121.411
MARKETABLE SECURITIES	INDEXED CH$	0	169.194
TRADE ACCOUNTS RECEIVABLE	NON-INDEXED CH$	31.773.840	28.188.976
NOTES RECEIVABLE	NON-INDEXED CH$	1.160.659	385.639
NOTES RECEIVABLE	INDEXED CH$	1.769.934	975.053
SUNDRY DEBTORS	NON-INDEXED CH$	217.801	645.914
SUNDRY DEBTORS	INDEXED CH$	71.016	1.781.221
SUNDRY DEBTORS	DOLLAR	22.843	765
SUNDRY DEBTORS	EURO	2.436	3.267
NOTES RECEIVABLE EE.RR.	NON-INDEXED CH$	85.922	22.012
NOTES RECEIVABLE EE.RR.	INDEXED CH$	0	0
INVENTORIES	INDEXED CH$	1.341.402	1.233.301
RECOVERABLE TAXES	NON-INDEXED CH$	37.721	48.931
RECOVERABLE TAXES	INDEXED CH$	177.891	695.116
PREPAID EXPENSES	NON-INDEXED CH$	391	659
PREPAID EXPENSES	INDEXED CH$	413.081	492.234
DEFERRED TAXES	INDEXED CH$	1.015.518	695.872
OTHER CURRENT ASSETS	NON-INDEXED CH$	5.930	6.765.225
OTHER CURRENT ASSETS	INDEXED CH$	1.334.778	0
Fixed assets			
FIXED ASSETS	INDEXED CH$	601.354.036	602.019.975
Othert assets			
GOODWILL	INDEXED CH$	337.038.847	369.403.764
GOODWILL	INDEXED CH$	(1.054)	(1.124)
LONG-TERM DEBTORS	NON-INDEXED CH$	1.053.603	2.268.267
LONG-TERM DEBTORS	INDEXED CH$	7.633.299	7.810.678
INTANGIBLE ASSETS (NET)	INDEXED CH$	36.486.740	37.052.212
OTHERS	NON-INDEXED CH$	1.447.336	862.021
OTHERS	INDEXED CH$	13.659.122	7.824.477
	NON-INDEXED CH$	43.271.573	40.498.031
	DOLLAR	31.641	10.090
	INDEXED CH$	1.002.294.610	1.030.151.973
	EURO	2.436	3.267

Current Liabilities

	Currency	Up to 90 days				90 days to 1 year			
		30/09/2006		30/09/2005		30-06-2006		30-06-2005	
		Amount	Avge annual int rate	Amount	Avge annual int rate	Amount	Avge annual int rate	Amount	Avge annual int rate
BANK BORROWINGS CURRENT PORTION L/T	NON-INDEXED CH$	0		13.543.478		0		0	
BANK BORROWINGS CURRENT PORTION L/T	INDEXED CH$	0		0					
BANK BORROWINGS CURRENT PORTION L/T	NON-INDEXED CH$	0		1.344.500		7.023.333		985.150	
BANK BORROWINGS CURRENT PORTION L/T	INDEXED CH$	5.517.678	6,78%	214.928		7.023.333		985.150	
BONDS PAYABLE CURRENT PORTION	INDEXED CH$	8.738.192	4,25%	21.698.774		1.270.745		32.826.163	
DIVIDENDOS POR PAGAR		28.208.347		0					
ACCOUNTS PAYABLE	NON-INDEXED CH$	11.551.491		11.588.208		0		0	
ACCOUNTS PAYABLE	INDEXED CH$	1.073		11.123		0		0	
ACCOUNTS PAYABLE	DOLLAR	194.019		13.756		0		0	
ACCOUNTS PAYABLE	EURO	4.190		41.258		0		0	
NOTES PAYABLE	INDEXED CH$	313.141	6,88%	2.828.510		11.841		3.270.148	
NOTES PAYABLE	NON-INDEXED CH$	0		0		1.812		0	
NOTES PAYABLE	INDEXED CH$	16.135		0		102.911			
SUNDRY CREDITORS	NON-INDEXED CH$	28.820		81.944		51.937		53.227	
SUNDRY CREDITORS	INDEXED CH$	1.442.037		232.773		1.121.597		488.054	
NOTES & ACCTS PAYABLE REL COS.	NON-INDEXED CH$	1.224.871		235.397		0		0	
NOTES & ACCTS PAYABLE REL COS.	INDEXED CH$	180.240		0		0		0	
NOTES & ACCTS PAYABLE REL COS.	EURO	1.859.864		1.265.678		0		0	
PROVISIONS	NON-INDEXED CH$	4.548.284		8.389.073		0		159.108	
PROVISIONS	INDEXED CH$	88.523		71.147		0		159.108	
WITHHOLDINGS	NON-INDEXED CH$	5.837.917		5.083.925		0		0	
INCOME TAX	NON-INDEXED CH$	0		706.248		747.703		901.238	
UNEARNED INCOME	NON-INDEXED CH$	83.114		456.958		0		0	
UNEARNED INCOME	INDEXED CH$	585.772		107.245		1.188.544		530.181	
OTHER LIABLITES	NON-INDEXED CH$	4.450		26.125		0		0	
TOTAL CURRENT LIABILITES									
	INDEXED CH$	8.142.599		5.438.719		3.695.430		37.872.150	
	INDEXED CH$	8.738.192							
	NON-INDEXED CH$	51.285.274		41.435.854		7.824.785		2.098.723	
	EURO	1.844.054		1.306.934		0		0	
	DOLLAR	194.019		13.756		0		0	

Long-term liabilities: 2006

RUBRO	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
OBLIG. CON BCOS. E INST. FINANC	NON-INDEXED CH$	27.043.360	5,99%	29.160.880	5,99%	11.497.480	5,99%	0	
OBLIGACIONES CON EL PUBLICO	INDEXED CH$	64.274.945	4,38%	69.480.753	4,33%	14.317.092	6,25%	23.421.868	6,25%
DOCUMENTOS POR PAGAR	INDEXED CH$	672.110	6,90%	457.268	7,42%	11.274.060	5,19%	12.328.857	4,53%
ACREEDORES VARIOS	INDEXED CH$	566.687		508.458		529.656		0	
PROVISIONES	INDEXED CH$	235.723		235.724		583.150		7.215.131	
IMPUESTOS DIFERIDOS	INDEXED CH$	432.535		419.782		1.049.458		1.137.143	
OTROS PASIVOS LARGO PLAZO	INDEXED CH$	570.584	7,88%	100.845	8,94%	223.549	8,84%	0	
TOTAL PASIVOS A LARGO PLAZO									
	INDEXED CH$	66.752.564		71.202.625		27.976.943		44.102.639	
	NON-INDEXED CH$	27.043.360		29.160.880		11.497.480		0	

Long-term liabilities: 2005

RUBRO	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
OBLIG. CON EL BCOS. E INST. FINANCIERAS	NON-INDEXED CH$	28.083.333	6,81%	28.100.000	6,82%	2.850.000	6,92%	0	
OBLIGACIONES CON EL PUBLICO	INDEXED CH$	32.510.786	4,27%	29.937.931	4,34%	64.189.073	4,39%	71.787.036	4,78%
DOCUMENTOS POR PAGAR	INDEXED CH$	602.754	7,57%	305.843	6,95%	15.858.060	5,87%	13.595.685	3,74%
ACREEDORES VARIOS	INDEXED CH$	313.270		757.208		0		0	
PROVISIONES	INDEXED CH$	242.654		242.654		606.634		7.638.137	
IMPUESTOS DIFERIDOS	INDEXED CH$	472.534		472.534		1.166.231		1.400.348	
OTROS PASIVOS	INDEXED CH$	111.185		97.913		62.585		0	
OTROS PASIVOS	NON-INDEXED CH$	31.580		0		0		0	
OTROS PASIVOS	INDEXED CH$	72.470	6,60%	73.879	6,18%	42.487	7,95%	0	
TOTAL PASIVOS A LARGO PLAZO									
	NON-INDEXED CH$	28.124.913		28.100.000		2.850.000		-	
	INDEXED CH$	34.326.633		31.837.962		81.925.060		94.421.206	

26.- Sanctions

Inversiones Aguas Metropolitanas S.A.

a) Superintendency of Securities and Insurance:

Neither the Company nor its directors or executives were sanctioned during the periods ended September 30, 2006 and 2005.

b) Other administrative authorities.

Aguas Andinas S.A.
Year 2006

The Superinrendency of Sanitation Services applied the following fines:

By Resolution SISS No.553 of February 8, 2006, a fine of 50 UTA was applied mainly for non-compliance with the written instructions of the Superintendency, contained in various notes, by not providing in good time information on expenses and costs for the year 2004. An appeal was lodged before the 26th Civil Court of Santiago (case No.15200-2006) in order to obtain a reduction in the fine, pending judgment.

By Resolution SISS No.1389 of April 21, 2006, a fine of 5 UTA was applied for sending the PRO017 4 (PROCOF) process with mistakes in load and evidence. The fine was paid in May 2006.

By Resolution SISS No.1454 of April 28, 2006, a fine of 20 UTA was applied for deficiencies in the quality of sewage in the district of Quilicura. An appeal was lodged with the 29th Civil Court of Santiago (case No.6509-2006). Demand in the first instance.

ii) The Metropolitan Region Secretary of the Ministry of Health applied a fine of 100 UTM for non-compliance with the provisions of clauses 3, 33 and 66 of the Regulations on Basic sanitary and environmental conditions in the workplaces and non-compliance with clauses 9 and 161 to 174 of the Sanitation Code. The fine was paid in June 2006.

iii) The National Economic Controllers' Office proposed to the free-competition tribunal the application of a fine on Aguas Andinas S.A. of 50,000 UTM doe the following reasons: 1) abusive demands and charges for new services in urban areas outside its concession zone, 2) abusive demands and charges for new services in rural areas outside its concession zone and 3) the abusive application of reimbursable financial contributions. Status: pending response to the requirement.

Year 2005

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By Resolution SISS No.2807/2005, it applied a fine of 25 UTA, paid at December 30, 2005, for non-compliance with No.6 of Chapter VII of the Invoicing Manual.

By Resolution 710/2005, it applied a fine for non-compliance with written instructions given by the Superintendency in its Official Letter No.1908 and in Chapter XI of the Invoicing Manual. Amount payable 40 UTA. Status: unfavourable sentence: appeal lodged to reduce the fine.

ii) The Metropolitan Region COREMA applied a fine of 300 UTM by its Resolution No.069/2005 of February 17, 2005, as a result of bad odours emanating from the La Farfana treatment plant. 10% of the fine was paid in order to appeal to the courts. Appeal proceedings were brought before the 27th Civil Court of Santiago, case No.6857/2005. Status: in the evidence stage.

Year 2004

i)The Superintendency of Sanitation Services applied the following fines:
By Resolution 415 dated February 9, 2004, the SISS fined the Company for not complying with written orders and instructions to send within the set term information for the "Cover of the treatment of sewage" and "Production of drinking water" processes. Appeal proceedings were lodged with the 29th Civil Court of Santiago (case No.1189-2004). Status: In the first instance stage, the appeal was rejected. A further appeal was made. The amount of the sanction is 30 UTA.

The Company was sanctioned when the SISS detected a failure to comply with the parameters established on fecal coliforms during a self-evaluation made during the second quarter of 2003 at the Paine plant. Summary complaint proceedings were brought before the 29th Civil Court of Santiago (case No.1434-2004). Status: in the second instance stage, the appeal against the sanction is pending. The amount of the sanction is 26 UTA.

By SISS Resolution 2858, the Company was fined for not complying with written orders and instructions issued by the SISS under Official memorandum 2774 and the development plan for the town of Curacaví. Summary complaint proceedings were brought before the 29th Civil Court of Santiago (case No.11711-2004). Status: sentence accepted the demand and annulled the fine; case finished in 2006.

ii) SESMA (the national environmental authority) applied the following fines:
By Resolution 5180 of December 15, 2003, a fine of 1,000 UTM was applied due to bad odours emanating from the La Farfana plant. The fine was paid in order to be able to bring a claim before the courts. This was presented to the 17th Civil Court of Santiago (case No.2999-2004). Status: awaiting start of evidence stage.

By Resolution 4838 of October 19, 2004, confirmed by Resolution 782 of February 2, 2005, SESMA fined the Company with 2,000 UTM for breach of Law 144/61 of the Ministry of Health, which sets standards for avoiding atmospheric emanations or contaminants of any kind. The fine was paid in order to bring a claim before the court. This was presented to the 25th Civil Court of Santiago (Case No.4566-2005). Status: in the evidence stage.

iii) By Resolution 177 of May 28, 2004, the Metropolitan Region Environmental Authority (COREMA) fined the Company 1,000 UTM for bad odours emanating from the La Farfana Plant. 5% of the fine was paid in order to commence a complaint through the courts (28th Civil Court of Santiago - Case No.6593-2004). Status: in the evidence stage.

Aguas Cordillera S.A.

By Resolution 425 of February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 4th Civil Court of Santiago (case No.1195-2004). Status: Unfavourable sentence; appealed against.

The Superintendency of Sanitation Services fined the Company under its Resolution 2734 for not complying with its written orders contained in Official Memorandum 2774 and in the development plan.
This fine is being appealed by the Company in the 29th Civil Court of Santiago (case No.11,129). Status: Unfavourable sentence; appealed against.

Aguas Los Dominicos S.A.

By Resolution 426 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the set term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the company in the 19th Civil Court of Santiago (Case No.1189-2004). Status: Unfavourable sentence; appealed against.

Aguas Manquehue S.A.

On May 19, 2003, the Superintendency of Sanitation Services fined the Company under its Resolution 1194 for failure to comply with the NCH 1333 Of 78 standard.
The Company paid the fine and this case is under appeal in the 7th Civil Court of Santiago (Case No.2829-2003). Status: on December 9, 2003, the appeal was granted against the sentence which rejected the demand.

By Resolution 424 dated February 9, 2004 the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed against by the Company in the 7th Civil Court of Santiago (Case No.1134-2004). Status: Unfavourable sentence; appealed against.

During the periods covered by the financial statements, no other sanctions have been applied to the Company and subsidiaries, its directors or executives.

27.-Subsequent events

The management of the Company is unaware of subsequent events at the time of the issue of these financial statements that might significantly affect the financial position and/or results of the Company at September 30, 2006.

28.- The environment

The Parent has not disbursed any resources on environmental projects during the periods ended September 30, 2006 and 2005.

Subsidiaries

The principal disbursements in projects for improving the environment during the 2006 and 2005 periods refer to the construction of the sewage treatment plants detailed below:

Name of Works	2006 M$	2005 M$
Talagante treatment plant	1.810.043	3.634.885
Curacaví treatment plant	768.111	1.872.090
La Farfana treatment plant	1.057.634	523.322
Machinery for bio-drying	175.205	0
Muds raising chamber & transport	97.305	0
External platform for mud handling & disposal	1.160.811	0
Esmeralda Melipilla treatment plant (improvements)	112.040	17.095
Clean Mapocho environmental impact assessment	51.759	0
Cexas Melipilla treatment plant (expansion)	9.399	15.519
Pomaire plant improvement	5.542	0
Paine treatment plant	13.533	0
El Trebal plant improvement	51.087	0
Los Nogales treatment plant	0	97.431
Plant chlorine leakage prevention & neutralization	0	10.596
Mixed mud separation chamber	28.991	0
Third Greater Santiago treatment plant	24.000	0
Improvements Santiago west building	12.539	0
Isla de Maipo treatment plant remote controls	8.399	0
Pomaire plant – compliance Decree 90	5.542	0
Cexas & Esmeralda treatment plants remote controls	4.736	0
El Trebal OHSAS certification improvements	3.300	0
Til-Til treatment plant	2.948	10.671
Buin Maipo treatment plant	2.795	0
Mud transport equipment & cleaning chambers	2.500	0
Air conditioning	2.190	0
Clean-up management equip. & installation renovation & improvement	0	25.950
Premises improvements (maintenance)	0	23.017
	5.404.867	6.430.576

Aguas Manquehue S.A.

El Chamisero treatment plant	145.450
Los Trapenses treatment plant	15.871
Total	161.321

29.- Long-term notes payable

Sanitation subsidiaries

Clause 14 of Decree Law 70 published in the Official Gazette on March 30, 1998 and clause 42 of Supreme Decree 453 set out the rules for the possibility of demanding reimbursable financial contributions for capacity and for extending the corresponding service to whoever asks to be incorporated as a customer or requires a service expansion.

The debt for reimbursable contributions is shown in Long-term notes payable for ThCh$ 30,360,342 and ThCh$ 24,732,095 at September 30, 2006 and 2005 respectively.

30.- Transfer of ownership of sanitation works

Under an agreement signed on June 30, 1998 between the Metropolitan Regional Government and Aguas Andinas S.A., ownership of the sanitary works constructed or acquired with resources of the National Regional Development Fund was transferred to the company. The assets transferred under this agreement, which constitute contributions from third parties, are governed by Decree Law 70 issued by the Ministry of Public Works in 1988 and the provisions of clause 36 of the respective MINECON Law 453 of 1989.

At December 31, 1998, these assets were incorporated into the Company's fixed assets at a nominal value of Ch$1 for each one, as there is a prohibition on considering these assets transferred by the Regional Government as an investment for purposes of tariff setting. The Company cannot therefore earn a return on them and they do not represent any additional operating benefits for the Company to those already obtained since they started operations.

Furthermore, the cost benefit is not altered with respect to previous years as the Company made no disbursements.

The maximum tariff contemplated for this type of contribution is intended only to cover the operating and maintenance costs required.

According to the instructions of the Superintendency of Securities and Insurance, in its Resolution 01489 of March 22, 2000, the estimated technical value of these works was determined for information purposes. At that time, this amounted to ThCh$ 1,641,807 and its depreciation, determined on the basis of its time in use, amounts to ThCh$ 591,058.

The principal criteria used in the valuation of these works include earth movement, supply pipes, drinking water and sewage chambers and labour costs, all as at September 2006. The average useful life of these assets is 406 months and their remaining average useful life at September 2006 is 283 months.

MATERIAL INFORMATION

Inversiones Aguas Metropolitanas S.A.

1. The following was reported to the SVS on March 1, 2006:
At its meeting held on February 28, the board of the Company unanimously agreed the following:
1) To cancel the calling of the extraordinary shareholders meeting agreed at the board meeting held on December 14, 2005, and which should have been held next March 8, in order to renew the interim board of the company. The agreement to call the meeting was reported to the Superintendency on December 14, 2005 and the corresponding notices were published in the *Diario Financiero* on February 17, 20 and 21, 2006.
2) To call the ordinary shareholders meeting for April 27, 2006 at 11 a.m. at Avda. Presidente Balmaceda 1398, 10th floor, Santiago. The agenda for the ordinary meeting will be the following:
a. Examination of the position of the company and the reports of the external auditors and the approval or rejection of the annual report, balance sheet and the financial statements and demonstrations presented by the management;
b. The distribution of the net income for the year and distribution of dividends;
c. The revocation of the interim board and election of all its titular and alternate members;
d. The appointment of the external auditors and credit-rating agencies, and
e. In general, any matter of corporate interest that is not reserved for the consideration of an extraordinary shareholders meeting.
3) To call an extraordinary shareholders meeting for April 27, 2006 to be held immediately following the close of the ordinary meeting referred to above, at Avda. Presidente Balmaceda 1398 10th floor, Santiago, in order to consider the proposal of the board to reduce the capital of the Company in the amount and at the time the meeting shall decide.
2. On March 13, 2006, the SVS was informed that:
At a board meeting held on March 22, 2006, the following was unanimously agreed:
a) To submit for the approval of the ordinary shareholders meeting to be held on April 27, 2006, among other matters, the board's proposal to distribute a final dividend of ThCh$5,974,400, equivalent to Ch$5.9744 per share, proposing May 29, 2006 as the payment date.
b) To submit to the consideration of the extraordinary shareholders meeting to be held on April 27, 2006, the board's proposal to reduce the capital of the Company by ThCh$21,959,900, and to distribute this to shareholders pro rata to their shareholdings as a charge to the proposed capital reduction, corresponding to Ch$21.9599 per share. It was also agreed to propose to authorize the board to set the date for this payment, which may be no later than June 30, 2006

3. The SVS was informed in April 5, 2006 that:
An extraordinary board meeting of the Company held in Barcelona, Spain on April 4 resolved the following:
a.To authorize the sale of 67,308,616 Series A shares in Aguas Andinas S.A., equivalent to 1.1% of the total subscribed and paid shares of that company, at a minimum price of Ch$182 per share. Following this transaction, the shareholding of Inversiones Aguas Metropolitanas S.A. in Aguas Andinas S.A. will reduce by 1.1%, but retaining control of that company with a holding of 50.102% of the capital, i.e. 3,065,744,510 Series A shares.
b.To amend the board resolution adopted on March 22, 2006, in order to submit for the consideration of the extraordinary shareholders' meeting called for next April 27 a proposal to reduce the capital by up

to ThCh$ 33,609,900 through the corresponding amendment of the bylaws and payment in cash to shareholders pro rata to their holdings in the corporate capital.

4. The SVS was informed of the following on April 27, 2006:
a) The following resolutions, among others, were adopted at the ordinary shareholders meeting held on April 27, 2006:
- Distribute all the net income obtained by the company in 2005, amounting to Ch$17,103,980,871. As agreed by the board at the time, on September 27, 2005 an interim dividend was paid for a restated amount at December 31, 2005 of Ch$11,129,475,000, equivalent to 65.07% of the net income for the year, corresponding at that date to a dividend of Ch$10.965 per share.
Having distributed that interim dividend, the total earnings for distribution amount to Ch$ 5,974,400,000. The difference resulting from the calculation of dividends payable will be assigned to retained earnings. This means that the company's dividend No.2 will amount to Ch$ 5.9744 per share payable from May 29, 2006.
- The board of directors was revoked and the following members were elected for a full statutory period:

DIRECTORS	ALTERNATE DIRECTORS
Ángel Simón Grimaldos	Josep Bagué Prats
Alfredo Noman Serrano	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	Albert Martínez Lacambra
Herman Chadwick Piñera	Ignacio Guerrero Gutierrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

The first four of these directors were elected with the votes of the controller and the other three with the votes of minority shareholders.

b).The following resolutions were adopted at the extraordinary shareholders meeting held on April 27, 2006:

a) To reduce the company's capital, amending the fifth and first transitory clauses according to the texts approved by the shareholders.
b) Distribute to shareholders pro rata to their shares the sum of Ch$33,609,900,000 with respect to the capital reduction, resulting in the payment of Ch$ 33.6099 per share, in accordance with the mechanism approved by the meeting.
c) Authorize the board to determine the date that the approved capital reduction is paid, after completing all the legal formalities, but no later than December 31, 2006.

5. The SVS was informed of the following on May 29, 2006:
At its meeting held on May 29, 2006, the board of the Company unanimously agreed the following:
a) Change of the chief executive officer: Giovano Suazo Hormazábal ceases in that position and is replaced by Albert Martínez Lacambra.
b) Albert Martínez resigns as an alternate director of the Company.
c) The board of directors is composed of the following members:

DIRECTORS	ALTERNATE DIRECTORS
Ángel Simón Grimaldos (Chairman)	Josep Bagué Prats
Alfredo Noman Serrano (Vice Chairman)	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	
Herman Chadwick Piñera	Ignacio Guerrero Gutierrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

f) The directors' committee was constituted, comprising the following members:

DIRECTORS	ALTERNATE DIRECTORS
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Alfredo Noman Serrano (Vice Chairman)	Fernando Rayón Martín

g) The capital reduction agreed by the extraordinary shareholders' meeting held on April 27, 2006 will be paid on June 15, 2006.

6. The SVS was informed of the following on September 27, 2006:

At the board meeting held on that date, it was agreed to distribute the sum of ThCh$ 14,133,000 against the net income for 2006, in the form of an interim dividend. The Company's dividend No.4 therefore will amount to Ch$ 14.133 per share and be payable from October 27, 2006.

Aguas Andinas S.A.

The board of the company, at its meeting held on February 28, 2006, agreed to call the ordinary shareholders meeting for April 26, 2006, at 11 a.m. at Avda. Presidente Balmaceda 1398, 10th floor, Santiago. The agenda will be that reserved for ordinary meetings.

On April 25, 2006, the board received the resignations of Bernardo Espinosa Bancalari as titular director and of his alternate Roberto Hempel Holzapfel. In accordance with clause 32 of the Corporations Law, the total renewal of the board will be elected at the next ordinary shareholders meeting to be held on April 26, 2006.

On April 26, 2006, the SVS was informed that the board of the company comprises the following members:

DIRECTORS	ALTERNATE DIRECTORS
Alfredo Noman Serrano	José Vila Bassas
Alain Chaigneau	Fernando Rayón Martin
Pedro Butazzoni Alvarez	Xavier Amorós Corbella
Josep Bagué Prats	Lluis M Puiggari Lalanza
Mónica Singer González	Ramón Figueroa González
Jaime Arellano Quintana	Mario Castillo Astudillo
Carlos Mladinic Alonso	Jorge Bande Bruck

At the board meeting held on September 19, 2006, it was agreed to distribute the sum of ThCh$ 28,208,429 against the net income for 2006, in the form of an interim dividend. The Company's dividend No.43 therefore will amount to Ch$ 4.61 per share and be payable from October 26, 2006.

Aguas Cordillera S.A.

The company reported on March 1, 2006 that the board of the company, at its meeting held on February 28, 2006, agreed to call the ordinary shareholders meeting for April 25, 2006, at Avda. Presidente Balmaceda 1398, 17th floor, Santiago.

Aguas Los Dominicos S.A.

The board of the company, at its meeting held on February 28, 2006, agreed to call the ordinary shareholders meeting for April 25, 2006, at 4.30 p.m. at Avda. Presidente Balmaceda 1398, Santiago. The agenda will be that reserved for ordinary meetings.

Aguas Manquehue S.A.

The company reported on March 1, 2006 that the board of the company, at its meeting held on February 28, 2006, agreed to call the ordinary shareholders meeting for April 25, 2006, at 5 p.m. at Avda. Presidente Balmaceda 1398, 17th floor, Santiago.

On July 14, 2006, Aguas Manquehue S.A. reported that, in accordance with an agreement adopted at its board meeting held on November 30, 2005, the company signed, by public deed dated June 28, 2006, a contract for the expansion of its sanitation concession zone with the company Agrícola Santa Teresa S.A.

The company and subsidiaries reported no other material information at the end of the period ended September 30, 2006.

CORPORATE CONSTITUTION
"INVERSIONES AGUAS METROPOLITANAS LIMITADA"

In Santiago, on May 19, 1999, before me, Juan Ricardo San Martin, lawyer, notary of the 43rd notary office of Santiago, domiciled at Morandé street 261, appear: Alberto Gonzalez, Chilean, married, lawyer, identity card No.5.892.148-3 and Fernando Bravo, Chilean, married, lawyer, identity card No.7.053.879-2, both in representation, as shall be shown, of INVERSIONES SLDE CHILE S.A.; and Joaquin Villarino, Chilean, married, lawyer, identity card No.9.669.100-9, in representation, as shall be shown, of AGDAR CHILE S.A., all domiciled in this city at Huérfanos street 835, 18th floor, Santiago; those appearing are adults who identify themselves with their identity cards and state: That they come to constitute a limited partnership to be governed by the following bylaws: Bylaws of INVERSIONES AGUAS METROPOLITANAS LIMITADA: **First Clause**: The company constituted shall be governed by these bylaws, the provisions of Law 3,918 and where not foreseen in these, by other applicable legal provisions. **Second Clause**: The company shall be called INVERSIONES AGUAS METROPOLITANAS LIMITADA. **Third Clause**: The objects of the company are i) to invest in rights and shares of all kinds of companies; in securities, credit titles, public and commercial instruments and in general all kinds of corporeal and incorporeal assets; ii) provide public services of any kind and especially the establishment, construction and exploitation of public services for the production and distribution of drinking water and the collection, disposal and treatment of sewage, as well as services related to these activities through its participation in other companies and in general in any form of association. For compliance with the corporate objects, the company may sign all the contracts and acts necessary or conducive to these. **Fourth Clause**: The corporate domicile shall be the city and municipality of Santiago, although the company may establish agencies or branches in other places in the country or abroad. **Fifth Clause**: The life of the company shall be fifty years from the date of the constitution deed, which term may be extended automatically for equal and successive periods of fifty years each unless a partner shows their wish not to extend it by public deed annotated in the margin of the original inscription of the company in the Santiago Trade Register, all at least six months prior to the expiry of the original term or current extension. **Sixth Clause**: The capital of the company is eight hundred thousand pesos which the partners must pay in cash as the needs of the company require, within a term of three years from the date of the constitution deed. Consequently, a) Inversiones SLDE S.A. must pay in the sum of four hundred thousand pesos corresponding to 50% of the corporate rights and b) Agbar Chile S.A. must pay in the sum of four hundred thousand pesos corresponding to 50% of the corporate rights. **Seventh Clause**: The partners limit their responsibility to the amount of their respective contributions. **Eighth Clause:** The administration and representation of the company and the use of its name shall correspond to both partners acting together, who shall exercise through their representatives or one or more especially authorized persons who shall be appointed, removed and replaced by public deed annotated in the margin of the original inscription of the company in the Santiago Trade Register. The partners, acting jointly, may therefore administer and represent the company and use the corporate name with the broadest powers necessary. Without the following implying any limitation of powers, they may: 1) buy, sell, barter and in general acquire and dispose of any title, all kinds of

movable or immovable assets, corporeal or incorporeal, including securities, shares, debenture and others; sign commitment contracts relating to the assets mentioned and others: 2) give and receive on rental, administration or concession all kinds of assets, whether corporeal or incorporeal, real estate or movable assets. 3) give and receive assets on loan. 4) give and receive money and other assets on loan. 5) give and receive money and other assets on deposit, whether necessary or voluntary and in attachment. 6) give and receive assets in mortgage, including with general guarantee clause, postpone, raise and serve mortgages. 7) give and receive in pledge furniture, securities, rights, shares and other corporeal and incorporeal things, whether in civil, mercantile, bank, agrarian, industrial, warrants, without movement, movable assets sold at term and other special pledges, and cancel them. 8) sign exchange, brokerage, novation and transaction contracts. 9) sign company and association contracts or participation accounts of any kind and object and enter companies already constituted; represent the company with voice and vote in companies, communities, associations, participation accounts, de facto businesses and organizations of any kind, in which it forms a part or has an interest; sign pacts, agreements or contracts with other shareholders or partners of the companies in which it participates. 10) sign insurance contracts, being able to agree premiums, define risks, term and other conditions, collect policies, endorse them and cancel them; approve and oppose claim liquidations, etc. 11) sign mercantile current account contracts, control their movement and approve or reject their balances. 12) sign labour contracts, whether collective or individual, contract workers and professional or technical services. 13) sign any other contract nominated or not. In the contracts the company signs; they may: agree and modify all kinds of agreements and stipulations, whether or not especially contemplated in law and which are of the essence, nature or merely accidental; set prices, interest rates, rents, fees, remunerations, indexation, indemnities, terms, conditions, duties, attributes, periods and forms of payment and delivery, areas, borders, etc. 14) receive and/or deliver; grant guarantees, make the company a joint and several guarantor, guarantee obligations of third parties, agree active or passive liability; agree penalty clauses in favour of or against the company; accept all kinds of real and personal collateral and all kinds of guarantees in benefit of the company or ensure that it grants them; set fines in favour or against it; agree negative pledges on encumbrances or disposals, exercise or waive its actions like those of nullity, rescission, resolution, eviction, etc. and accept the waiver of rights and actions; rescind, resolve, leave without effect, terminate or request the termination of contracts; demand rendering of accounts, approve or oppose them and in general exercise and waive all the rights and actions of the company. 15) contract loans in any form with all kinds of credit organisms and institutions and/or public or private development entities, civil or commercial companies, financial or banking entities and in general any person or entity, Chilean or foreign. 16) represent the company before Chilean or foreign banks, state or private, with the broadest powers required; give them instructions and entrust in them; open bank deposit, special and/or credit current accounts, deposit, draw or overdraw them, control their movement and close them, in either local or foreign currency; approve and object to balances; withdraw cheque-books or loose cheques; agree loans, whether as current account credits, simple loans, documentary loans, advances against acceptances, overdrafts, credits in special accounts, lines of credit, or any other form; rent safe deposit boxes, open them and terminate their rental; place and withdraw money or valuables, in local or foreign currency, on deposit, in custody or in guarantee and cancel the respective certificates; contract credits in local or foreign currency, make exchange transactions, take performance bonds and in general carry out all kinds of banking transaction in local or

foreign currency. 17) open savings accounts, indexed or not, at term, sight or conditional, in Banco del Estado de Chile, the Housing and Urbanization Service, in pension institutions or any other public or private institution; deposit and draw from them, control their movement, accept and oppose balances and close them. 18) draw, sign, accept, re-accept, renew, extend, revalidate, guarantee, endorse as holder, in collection or in guarantee, deposit, protest, discount, cancel, collect, transfer, extend and dispose of in any way cheques, bills of exchange, promissory notes, bank drafts and other mercantile or banking documents, including term deposits, whether nominative, to order or to bearer, in local or foreign currency; and exercise the actions of the company in relation to such documents. 19) assign and accept assignments of credits, whether nominative, to order or to bearer and in general carry out all kinds of transactions with mercantile documents, securities, public or commercial paper. 20) pay in cash, give in payment, consignment, with subrogation, for assignment of assets, etc. all that the company owes, for any title and in general cancel obligations in any form, including by novation. 21) collect and receive extra-judicially everything owed to the company under any title and by any person or entity including the Treasury, public or private institutions, corporations or foundations, etc. whether in money or other kind of asset, corporeal or incorporeal, real estate or movable, securities, etc. 22) grant reductions of amounts and extensions of time. 23) sign receipts, settlements or cancellations and in general sign, grant, extend, authenticate or modify all kinds of public or private documents, being able to include in them all kinds of declarations considered necessary or convenient. 24) request for the company administrative concessions of all kinds or object. 25) open agencies, offices, branches or establishments in or outside the country. 26) inscribe intellectual property, industrial property, trade names, trademarks and industrial models, patent inventions, raise objections or request nullities and in general follow all procedures and actions appropriate in this matter. 27) deliver to and withdraw from offices of post, telegraph, customs and state and private companies in land, sea or air transport, all kinds of correspondence, registered or not, postal packages, drawings, reimbursements, loads, consignments, merchandise, etc. addressed or consigned to the company or sent by it. 28) appear before all kinds of political, administrative, tax, customs, municipal, judicial, foreign trade or other authority and before any public or private entity, organisms, services, etc. with all kinds of presentations, petitions, declarations, including obligatory ones; modify them or desist from them. In tax matters, the authorized persons are especially conferred with the powers set out in the ninth clause of the Tax Code. 29) represent the company in all legal proceedings before any court whether ordinary, special, arbitration, administrative or any other kind, whether the company is the plaintiff, defendant or third party of any kind, being able to exercise all kinds of action, whether ordinary, executive, special, or contentious jurisdiction or any other kind. In the exercise of this legal representation, they may act on behalf of the company with all the ordinary and extraordinary powers of legal mandate, in the terms foreseen in clauses 7 and 8 of the Civil Procedures Code, being able to desist from the action in the first instance, answer demands, accept the contrary demand, waive recourse or legal terms, settle, compromise, grant arbitration powers to arbitrators, extend jurisdiction, intervene in actions of conciliation or settlement, collect and receive. 30) participate in public or private tender processes and make offers in them, grant all kinds of collateral and guarantees, make declarations, sign all kinds of public and private documents, being able to agree all kinds of stipulations, whether of the essence, nature or merely accidental in the contracts and agreements signed. 31) confer special or general powers, judicial or extra-judicial, and revoke them; delegate fully or partially the powers mentioned above; and reassume at any time. **Ninth Clause:**

At 31 December each year, the company shall produce an inventory of the corporate assets and obligations. Profits may only be distributed as appear in the balance sheet approved in writing by all the partners and to the degree that there are no accumulated losses from previous years. The timing and form in which profits are distributed and the amount of each distribution shall be agreed by the partners in writing and should there be any dispute between the partners in this respect, 30% of the net income for the last year shall be distributed among the partners within the first half of each calendar year, provided losses from previous years have first been absorbed. Profits and losses shall be split between the partners pro rata to their respective contributions. **Tenth Clause:** The liquidation of the company shall be made by the partners by mutual agreement. In the absence of agreement, the liquidation shall be made by the person(s) appointed for this purpose by the arbitrator named in accordance with the Thirteenth Clause. **Eleventh Clause:** The company shall not be dissolved by dissolution, liquidation or any other circumstance of analogous or similar effects that affect a partner. In the event of dissolution, liquidation or any other circumstance of analogous or similar effects that affect a partner, the company shall continue between the remaining partner and that in liquidation or, if appropriate, with the successors of the dissolved partner. The partner in liquidation and the successors of a dissolved partner or the partner affected by another circumstance of analogous or similar effects shall have no right to participate in the administration of the company, which shall remain exclusively with the other partner acting individually. The successors of a corporate partner should act by mutual consent before the company for which they shall appoint a common attorney to represent them in it within sixty days of the dissolution of the partner in question, which appointment shall be made by public deed annotated in the margin of the original inscription in the pertinent Santiago Trade Register. Should no common attorney have been appointed by the expiry of that term, the appointment may be made by the arbitrator named in accordance with the Thirteenth Clause at the request of any interested party, the company or own initiative. **Twelfth Clause:** Neither shall the company be dissolved in the case of overcoming disability, insolvency or bankruptcy of one or more partners. Should any of these situations affect one of the partners, the administration of the company shall fall exclusively on the other partner that is not affected by any of the situations mentioned and thus the representatives, creditors or receivers of the partner affected by the described situations in this clause shall not have the power to intervene in the administration of the company. **Thirteenth Clause:** Any difficulty, doubt or question arising between the partners, including their successors, or between them and the company, with respect to its existence or not, validity or nullity, compliance or default, resolution, interpretation, application, execution, termination, dissolution of liquidation or for any other reason related directly or indirectly to this company contract, whether occurring during the life of the company or pending its liquidation, shall be resolved by an arbitrator ("arbitro arbitrador") or friendly mediator in the sole instance, appointed by mutual consent by the parties, against whose resolutions there shall be no recourse whatsoever, which the parties hereby expressly waive, except of complaint and cassation in the form by ultra petita. In the absence of agreement by the parties about the appointment, this shall be made by the ordinary courts but in this case the arbitrator shall act as arbitrator in law and against whose resolutions all the recourses available in law shall be open and the appointment shall necessarily fall on a person who has performed for at least five years as titular professor of civil or commercial law in the law faculty of the Universidad de Chile or the Universidad Católica de Chile. Once the arbitrator has accepted the appointment and the commitment is constituted, the arbitrator shall be authorized to know and resolve all the

questions that may arise, being able to perform the position any number of times necessary. The place where the arbitration proceedings shall take place shall be the city of Santiago unless the partners mutually agree another place. The arbitrator having the nature of arbitrator shall always be authorized to set the procedure with complete freedom, including concerning the system of notifications, except the first made in the process which should meet the rules of the Sixth Chapter of Book 1 of the Civil Procedures Code. In all matters where the arbitrator has to act overlooking the will of one or more of the partners, it shall be understood that the arbitrator is acting as the attorney of all the partners. **First Transitory Clause:** Without it being understood to form an integral part of the corporate agreement, the partners, that is Inversiones SLDE Chile S.A. and Agbar Chile S.A. hereby appoint, by mutual agreement, as their attorneys and representatives for exercising the administration, representation and use of the name of Inversiones Aguas Metropolitanas Limitada, Messrs Jean Louis Chaussade, Didier Retali, Pierre Acahrd and Alberto Gonzalez, any one of whom acting together with any one of Alfredo Norman Serrano, Angel Simon Grimaldos, Santiago Hernando Perez and Joaquin Villarino. The above attorneys acting in the manner indicated and stating before their signatures the name of Inversiones Aguas Metropolitanas Limitada, may represent it with all the powers mentioned in the Eighth Clause. The parties acknowledge that on this occasion it shall not be necessary to comply with the requirement to annotate the margin of the original inscription in the Santiago Trade Register the appointments contained in this transitory clause, the persons named above being able to act from now in representation of the company. For all purposes, the attorneys mentioned above shall have domicile at Huérfanos street 835, 18th floor in the city and municipality of Santiago. **Second Transitory Clause:** The partners also mutually agree to authorize Joaquin Villarino, tax number 9.669.100-9, Benjamin Grebe, tax number 12.455.180-3, Mario Gorziglia, tax number 10.843.964-5, Leonidas Prieto, tax number 12.231.695-5 and Anibal Prieto, tax number 9.387.791-8, all domiciled in the city and municipality of Santiago, Huérfanos street 835, 18th floor, who acting individually may represent the company before the Internal Tax Service with all the powers mentioned in clays nine of the Tax Code, the Chilean Treasury, municipalities and communal treasuries, being able to attend these authorities to carry out all kinds of actions and procedures including requesting a tax registration number and to stamp and register books, invoices or other documents; make all kinds of presentations, requests, declarations, etc. even obligatory ones; and sign any document necessary for carrying out such actions and procedures. **Second:** The bearer of an authorized copy of an extract of this deed is authorized to require its inscription in the Santiago Trade Register and its publication in the Official Gazette. **Third:** For all purposes of this instrument, the parties set domicile in the city of Santiago. The powers of Alberto Gonzalez and Fernando Bravo to represent Inversiones SLDE Chile S.A. appear in the minutes of the first board meeting of the company recorded in public deed dated April 22, 1999 before the Santiago notary Juan Ricardo San Martin, which is not included at the request of the parties and as they are known to them and to the notary authorizing. The power of Joaquin Villarino to represent Agbar Chile S.A. appears in the minutes of the first board meeting of the company held on April 8, 1999 and recorded in public deed dated April 22, 1999 before the Santiago notary Juan Ricardo San Martin, which is not included at the request of the parties and as they are known to them and to the notary authorizing. Signed following a prior reading. (signed)

FAITHFUL COPY OF THE ORIGINAL. Santiago, May 19, 1999

(stamp of notary)

I certify that the present copy is faithful to its original consisting of ….. sheets.
Santiago 21 July 2005
(stamp of notary)

File No.5.467-99
LEGALIZATION OF EXTRACT

INVERSIONES AGUAS METROPOLITANAS LIMITADA

IN SANTIAGO, CHILE, on 24 May 1999, I JUAN RICARDO SAN MARTIN, lawyer titular notary of the 43rd Notary of Santiago, domiciled at Morandé street 261, certify: That at the request of Maria Cristina Quidel, Chilean, single, employee, domiciled at Morandé 261, identity card No. 8.313.408-9, I proceed to legalize the extract of the constitution of the company INVERSIONES AGUAS METROPOLITANAS LIMITADA, duly inscribed and published in the Official Gazette on 22 May 1999, No.36,371, document that appears in three folios and I leave added at the end of this Registration under number 168. The person requesting signs. Copy is given.
(signed by notary)

CONSTITUTION OF INVERSIONES AGUAS METROPOLITANAS LIMITADA

Santiago, 19 May 1999. At the request of Benjamin Grebe, I proceed to inscribe the following: JUAN RICARDO SAN MARTIN, titular notary of the 43rd notary office of Santiago with office at Morandé street 261, certifies: By public deed before me on this date INVERSIONES SLDE CHILE S.A. and AGBAR CHILE S.A., both companies domiciled in this city, at Huérfanos street 835, 18th floor, Santiago, constituted a limited partnership from whose bylaws I extract the following: Name: INVERSIONES AGUAS METROPOLITANAS LIMITADA; Domicile: the city and municipality of Santiago, but the company may open agencies or branches in other places in Chile or abroad; Life: fifty years from the date of the constitution deed, extendable automatically for equal and successive periods of fifty years each unless either of the partners expresses the wish not to do so in the form and term set out in the bylaws; Objects: i. invest in rights and shares of all kinds of companies; in securities, credit titles, public and commercial paper and in general all kinds of corporeal and incorporeal assets; ii. Provide public services of any kind and especially the establishment, construction and exploitation of public services for the production and distribution of drinking water and the collection, disposal and treatment of sewage, plus services related to these activities through its participation in other companies and in general in any form of association. For compliance with its objects, the company may sign all the contracts and legal acts necessary or conducive to these; Capital: The capital of the company is 800,000 pesos which the partners promise to pay in half shares in cash as the corporate needs require, within a term of three years from the date of the constitution deed; The partners limit their responsibility to the amount of their respective contributions; Administration: The administration and representation of the company and the use of the name shall correspond to both partners acting jointly who shall exercise through their representatives or one or more special attorneys who shall be appointed, removed and replaced by public deed annotated in the margin of the original inscription of the company in the Santiago Trade Register. Santiago, 19 May 1999. There is legible signature. The extract stays added to the end of the current two-month period of Trade. I CERTIFY THAT THE ABOVE INSCRIPTION CONFORMS TO ITS ORIGINAL IN THE TRADE REGISTER. Santiago, Thursday 20 May 1999
(stamp of notary)

EXTRACT

INVERSIONES AGUAS METROPOLITANAS LIMITADA

JUAN RICARDO SAN MARTIN, titular notary of the 43rd notary office of Santiago with office at Morandé street 261, certifies: By public deed before me on this date INVERSIONES SLDE CHILE S.A. and AGBAR CHILE S.A., both companies domiciled in this city, at Huérfanos street 835, 18th floor, Santiago, constituted a limited partnership from whose bylaws I extract the following: Name: INVERSIONES AGUAS METROPOLITANAS LIMITADA; Domicile: the city and municipality of Santiago, but the company may open agencies or branches in other places in Chile or abroad; Life: fifty years from the date of the constitution deed, extendable automatically for equal and successive periods of fifty years each unless either of the partners expresses the wish not to do so in the form and term set out in the bylaws; Objects: i. invest in rights and shares of all kinds of companies; in securities, credit titles, public and commercial paper and in general all kinds of corporeal and incorporeal assets; ii. Provide public services of any kind and especially the establishment, construction and exploitation of public services for the production and distribution of drinking water and the collection, disposal and treatment of sewage, plus services related to these activities through its participation in other companies and in general in any form of association. For compliance with its objects, the company may sign all the contracts and legal acts necessary or conducive to these; Capital: The capital of the company is 800,000 pesos which the partners promise to pay in half shares in cash as the corporate needs require, within a term of three years from the date of the constitution deed; The partners limit their responsibility to the amount of their respective contributions; Administration: The administration and representation of the company and the use of the name shall correspond to both partners acting jointly who shall exercise through their representatives or one or more special attorneys who shall be appointed, removed and replaced by public deed annotated in the margin of the original inscription of the company in the Santiago Trade Register. Santiago, 19 May 1999. Juan Ricardo San Martin, Notary Public, Santiago.

I CERTIFY: That the extract appears published in the Official Gazette sated 22 May 1999, Edition No.36,371.
Santiago, 24 May 1999
(stamp of notary)

I CERTIFY that this copy is faithful to its original of … sheets
Santiago 21 July 2006
(notary stamp)

Summary of the public deed, dated September 1, 1999, by means of which the IAM's corporate by-laws were amended, including an extract duly registered in the Registry of Commerce and published in the Official Gazette:

On September 1, 1999 IAM agreed a capital increase of Ch$800,000 to the sum of Ch$564,536,479,014 within a term of three years from the date of the constitution deed of IAM.

This modification of IAM's bylaws appears in public deed dated September 1, 1999 before the Santiago notary, Iván Torrealba Acevedo. An extract of this deed was inscribed in folio 23,876, number 18,970 of the Santiago Trade Register for 1999 and published in the Official Gazette on October 5, 1999.

Summary of the public deed, dated December 15, 1999, by means of which the IAM's corporate by-laws were amended, including an extract duly registered in the Registry of Commerce and published in the Official Gazette:

On December 15, 1999, Agbar Chile S.A. assigned and transferred to Inversiones Aguas del Gran Santiago S.A. its corporate rights in IAM, without this implying an increase in capital.

This modification of IAM's bylaws appears in public deed dated December 15, 1999 before the Santiago notary, Iván Torrealba Acevedo. An extract of this deed was inscribed in folio 776, number 645 of the Santiago Trade Register for 2000 and published in the Official Gazette on January 15, 2000.

Summary of the public deed, dated September 13, 2001, by means of which the IAM's corporate by-laws were amended, including an extract duly registered in the Registry of Commerce and published in the Official Gazette:

On September 13, 2001, IAM amended its corporate objects.

This modification of IAM's bylaws appears in public deed dated September 13, 2001 before the Santiago notary, Iván Torrealba Acevedo. An extract of this deed was inscribed in folio 25,233, number 20,441 of the Santiago Trade Register for 2001 and published in the Official Gazette on October 5, 2001.

Summary of the public deed, dated October 15, 2003, by means of which the IAM's corporate by-laws were amended, including an extract duly registered in the Registry of Commerce and published in the Official Gazette:

On October 15, 2003, IAM agreed to increase its capital by Ch$68,159,557,751 by capitalizing the capital adjustment, and then to reduce the capital by Ch$158,538,052,586.

This modification of IAM's bylaws appears in public deed dated October 15, 2003 before the Santiago notary, Iván Torrealba Acevedo. An extract of this deed was inscribed in folio 33,839, number 25,557 of the Santiago Trade Register for 2003 and published in the Official Gazette on November 6, 2003.

Summary of the public deed, dated August 25, 2004, by means of which the IAM's corporate by-laws were amended, including an extract duly registered in the Registry of Commerce and published in the Official Gazette:

On August 25, 2004, Ondeo Services Chile S.A. assigned and transferred to Inversiones Aguas del Gran Santiago S.A. 30.1% of the total corporate rights, the latter company remaining with a total of 80.1% of the ownership rights in IAM and Ondeo Services Chile S.A. with 19.9%, maintaining the joint management structure of IAM.

This modification of IAM's bylaws appears in public deed dated August 25, 2004 before the Santiago notary, Iván Torrealba Acevedo. An extract of this deed was inscribed in folio 27,516, number 20,436 of the Santiago Trade Register for 2004 and published in the Official Gazette on September 2, 2004. A rectifying extract of the extract published in the Official Gazette was published on September 11, 2004 in the same journal.

Summary of the public deed, dated June 14, 2005, by means of which the IAM's corporate by-laws were amended, including an extract duly registered in the Registry of Commerce and published in the Official Gazette:

On June 14, 2005, IAM agreed to increase its capital by Ch$19,151,582,201, by capitalizing the capital adjustment, and later to reduce the capital by Ch$24,558,390,072.

This modification of IAM's bylaws appears in public deed dated June 14, 2005 before the Santiago notary, Iván Torrealba Acevedo. An extract of this deed was inscribed in folio 20,695, number 15,046 of the Santiago Trade Register for 2005 and published in the Official Gazette on June 18, 2005.

Summary of the public deed, dated July 15, 2005, by means of which IAM was transformed from a *sociedad de responsabilidad limitada* (limited liability company) to a *sociedad anónima* (stock corporation), including an extract duly registered in the Registry of Commerce and published in the Official Gazette:

On July 15, 2005, it was agreed to transform IAM into a corporation.

This modification contains the present bylaws of IAM and appears in a corporate type or species modification public deed dated July 15, 2005 before the Santiago notary, Iván Torrealba Acevedo. An extract of this deed was inscribed in folio 25,668, number 18,587 of the Santiago Trade Register for 2005.

BYLAWS

INVERSIONES AGUAS METROPOLITANAS S.A.

Inversiones Aguas Metropolitanas S.A. (IAM) was constituted as a limited partnership, as evidenced by public deed dated 19 May 1999 signed before the Santiago notary Juan Ricardo San Martin, whose extract was published in the Official Gazette on 22 May 1999 and inscribed (folio 11226 No.9027) in the Santiago Trade Register for 1999.

The bylaws of IAM have suffered the following amendments:

1. On 1 September, 1999, Inversiones Aguas Metropolitanas Limitada agreed to increase its capital from Ch$800,000 to Ch$564,536,479,014 within a period of three years from the date of constitution of Inversiones Aguas Metropolitanas Limitada.

   This amendment to the bylaws of Inversiones Aguas Metropolitanas Limitada appears in public deed dated 1 September 1999 signed before the Santiago notary Ivan Torrealba. An extract of this deed was inscribed (folio 23876 No.18970) in the Santiago Trade Register for 1999 and published in the Official Gazette on 5 October 1999.

2. On 15 December 1999, Agbar Chile S.A. assigned and transferred to Inversiones Aguas de Gran Santiago S.A. its partnership rights in Inversiones Aguas Metropolitanas Limitada, without this implying an increase in capital.

   This amendment to the bylaws of Inversiones Aguas Metropolitanas Limitada appears in public deed dated 15 December 1999 signed before the Santiago notary Ivan Torrealba. An extract of this deed was inscribed (folio 776 No.645) in the Santiago Trade Register for 2000 and published in the Official Gazette on 15 January 2000.

3. On 13 September 2001, Inversiones Aguas Metropolitanas Limitada amended its corporate objects.
   This amendment to the bylaws of Inversiones Aguas Metropolitanas Limitada appears in public deed dated 13 September 2001 signed before the Santiago notary Ivan Torrealba. An extract of this deed was inscribed (folio 25233 No.20441) in the Santiago Trade Register for 2001 and published in the Official Gazette on 5 October 2001.

4. On 15 October 2003, Inversiones Aguas Metropolitanas Limitada agreed to increase its capital by Ch$68,159,557,751 by capitalizing the capital adjustment reserve, and later to reduce the capital by Ch$158,538,052,586.

This amendment to the bylaws of Inversiones Aguas Metropolitanas Limitada appears in public deed dated 15 October 2003 signed before the Santiago notary Ivan Torrealba. An extract of this deed was inscribed (folio 33839 No.25557) in the Santiago Trade Register for 2003 and published in the Official Gazette on 6 November 2003.

5. On 25 August 2004, Ondea Servicios Chile S.A. assigned and transferred to Inversiones Aguas del Gran Santiago S.A. 30.1% of the partnership rights, the latter becoming the holder of 80.1% of the rights in IAM and Ondeo Servicios Chile S.A. holding 19.9% of the rights, retaining the joint management of IAM.

   This amendment to the bylaws of Inversiones Aguas Metropolitanas Limitada appears in public deed dated 25 August 2004 signed before the Santiago notary Ivan Torrealba. An extract of this deed was inscribed (folio 27516 No.20436) in the Santiago Trade Register for 2004 and published in the Official Gazette on 2 September 2004. A rectifying extract of the extract published in the Official Gazette was published in that journal on 11September 2004.

6. On 14 June 2005, Inversiones Aguas Metropolitanas Limitada agreed to increase its capital by Ch$19,151,582,201 by capitalizing the capital adjustment reserve, and later to reduce the capital by Ch$24,558,390,072.

   This amendment to the bylaws of Inversiones Aguas Metropolitanas Limitada appears in public deed dated 14 June 2005 signed before the Santiago notary Ivan Torrealba. An extract of this deed was inscribed (folio 20695 No.15046) in the Santiago Trade Register for 2005 and published in the Official Gazette on 18 June 2005.

7. The present bylaws of Inversiones Aguas Metropolitanas S.A. (IAM) appear in a public deed amending the corporate type or species dated 15 June 2005 signed before the Santiago notary Ivan Torrealba. An extract was published in the Official Gazette on 25 July 2005 and was inscribed (folio 25668 No.18587) in the Santiago Trade Register for 2005.

   By this amendment, it was agreed to transform Inversiones Aguas Metropolitanas Limitada into Inversiones Aguas Metropolitanas S.A. This amendment contains the complete bylaws of the Company, transcribed as follows:

BYLAWS OF INVERSIONES AGUAS METROPOLITANAS S.A.

CHAPTER I

Name, domicile, life and objects

First Clause: The Company is called Inversiones Aguas Metropolitanas S.A. and is a corporation to be governed by the regulations for open corporations, these bylaws and other applicable legislation.

Second Clause: The Company has its domicile in the city of Santiago, although it may open branches, agencies or offices in the country or abroad.

Third Clause: The life of the Company shall be indefinite.

Fourth Clause: The objects of the Company shall be i) the investment in shares of the Chilean corporation called Aguas Andinas S.A., and ii) the provision of all kinds of advice, consultancy and service related to the transfer of technology and know-how, technical assistance, business and project management, especially related to the management and operation of businesses related to sanitation.

CHAPTER II

Corporate capital and shares

Fifth Clause: The corporate capital is the sum of Ch$468,751,176,308, divided into 1,000,000,000 common shares of the same series and equal value, of no par value.

Sixth Clause: The Company shall consider as its shareholders those that figure as such in the Shareholders Register. The shares confer and impose on the holders the rights and obligations established in the legal regulations and bylaws, which should be exercised and complied with in the form and terms determined in them.

Seventh Clause: The form and mention of the share certificates: the issue, delivery, exchange and non-use of them; the subscription, transfer, transmission and adjudication of shares, and the procedures to be followed in the case of non-utilization, loss, theft or robbery of a certificate, shall be those established in law and in the Corporations Regulations.

CHAPTER III

Corporate Management

Eighth Clause: The Company shall be administered by a board of directors comprising seven titular members, each of whom shall have their respective alternate, and all shall remain in their positions for a period of three years at the end of which they shall be fully renewed, and may be re-elected. The alternate directors may replace their respective titular director then in the case of vacancy and transitorily in the case of their temporary absence or impediment. The directors, titular and alternate, may or not be shareholders of the Company.

Ninth Clause: The appointment as a director and its acceptance, the requirement, incompatibilities, limitations and incapacities for performing as such, and the functions, rights, obligations and responsibilities of the board and its members, shall be those set out in law and the Corporations Regulations, as well as the revocation of the board, the causes of termination as a director and the

replacement procedure for directors who cease in their functions whether at the end or prior to the termination of their period.

Tenth Clause: The board meetings shall be ordinary and extraordinary. The former should be held at least once a month on the date and at the time predetermined by the board itself and no special notification is required for calling it, and may consider any matter relating to the Company. Extraordinary meetings shall be called especially by the chairman of the company him/herself or at the request of one or more directors, subject to the chairman agreeing the need for the meeting, unless it is requested by the majority of the directors in which case the meeting should be called without requiring the chairman's agreement. Extraordinary meetings may only discuss the matters specifically set out in the notification which shall be made by registered letter sent at least three days prior to the meeting to the domicile of each of the directors registered with the Company. This term shall be reduced to twenty-four hours if the letter of notification were delivered to the directors by a notary public. If the meeting is attended by all the directors, meetings may be held outside the corporate domicile and the formalities mentioned for calling it may be omitted. The provisions of this clause are notwithstanding the laws and regulations regulating the matter which should be complied with as such provisions establish and be understood as specified in these bylaws.

Eleventh Clause: Ordinary and extraordinary board meetings shall be constituted with the attendance of at least four directors with the right to vote. It shall be understood that directors may also take part in meetings where, despite not being present, they are simultaneously and permanently communicated through technological means as authorized by the Superintendency of Securities and Insurance through generally applicable instructions. In these cases, the attendance and participation at the meeting by these directors shall be certified under the responsibility of the chairman or their replacement and the secretary of the board, annotating this fact in the minutes prepared for the meeting. All resolutions shall be adopted by the absolute majority of the directors present with right to vote. In the event of a tied vote, the person presiding the meeting shall decide. The director elected as chairman of the company shall preside meetings and in his/her absence by the director appointed as vice chairman.

Twelfth Clause: The directors may be remunerated for their functions if agreed by the ordinary shareholders' meeting, which should define the amount of the remuneration.

Thirteenth Clause: The board represents the Company judicially and extra-judicially and in the compliance with this corporate object, which it shall not be necessary to demonstrate to third parties, it is legally invested with the broadest and in the most unrestricted way with all the powers of administration and disposal, except only of those matters which the law or these bylaws state as reserved for the ordinary shareholders' meeting. In judicial matters, it has all the powers mentioned in both paragraphs of the seventh clause of the Civil Procedures Code which are taken as fully reproduced, notwithstanding the representation legally the responsibility of the manager.

Fourteenth Clause: The board may grant powers and delegate part of its powers to one or more of its members, managers, sub managers and lawyers of the Company, and to other persons for especially determined matters.

Fifteenth Clause: The Company shall have a general manager whose position shall be incompatible with that of director and shall be granted all the powers of a businessman and all those that the law grants or that the board confers on him/her. The general manager is always authorized, unless expressly agreed to the contrary, to record in public deed or insert in these, fully or partially, and at any time, the minutes of board and shareholder meetings.

CHAPTER IV

Shareholder meetings

Sixteenth Clause: Shareholder meetings shall be of two kinds: ordinary, that should be held during the first four months following the balance sheet of each year, and extraordinary. The matters that each kind of meeting shall consider and their competence shall be those set out in the sixth chapter of Law 18,046. The resolutions adopted by the meetings in accordance with these bylaws shall commit the board and shareholders of the Company.

Seventeenth Clause: The form and timing of calling shareholder meetings: the formalities and requirements for calling meetings; the number and timing of the notifications that must be published for this purpose and the newspaper in which they are published; the form in which shareholders may attend them, whether personally or represented; the form of granting and checking proxies for such representation; the persons who can take part in the meetings; and the shareholders who shall have the right to vote at these and the form of exercising it, whether to adopt resolutions or elect directors or other positions, shall be covered by the provisions of the law and Corporations Regulations. Such meetings can be validly held that are attended by all the shares issued even when taking place outside the corporate domicile or not having complied with the formalities required for notifications.

Eighteenth Clause: Ordinary and extraordinary shareholder meetings shall be constituted on the first notification with the attendance of the absolute majority of the shares issued with voting rights and, on the second notification, with those attending whatever their number. Resolutions shall be adopted by the absolute majority of the shares present with voting rights, except where the law requires a greater quorum in which case such legal provisions shall prevail. However, the favourable vote of the absolute majority of the shares issued with voting rights shall be required for adopting resolutions that imply the reform or amendment of the corporate bylaws; and the consenting vote of two-thirds of the shares issued with voting rights shall be required to adopt resolutions on the matters listed in the second paragraph of clause 67 of Law 18,046. According to the third paragraph of clause 67 of Law 18,046, reforms whose purpose is to create, modify or suppress preferences should be approved with the consenting vote of two-thirds of the shares of the series affected.

CHAPTER V

Control of the Administration

Nineteenth Clause: The ordinary shareholders' meeting should annually appoint external auditors from the register maintained for this purpose by the Superintendency of Securities and Insurance, in order to examine the accounting, inventory, balance sheet and other financial statements of the Company and report in writing to the next meeting on their findings under their mandate. The external auditors should comply with the requirements and have the rights, obligations, functions and other powers that the Corporations Law and its Regulations states for their respective tasks.

CHAPTER VI

Balance Sheet and Distribution of Profits

Twentieth Clause: The Company shall prepare a balance sheet of its operations at 31 December each year which, together with a reasoned annual report about the Company's situation in the last year, statement of income and the report presented by the auditors of the administration, shall be submitted for the consideration of the ordinary shareholders' meeting. These documents, as well as the minutes, books, inventories and other corporate documentation shall contain the appendices, proposals and other information determined by law, and shall be subject to the corresponding publishing measures.

Twenty-First Clause: The ordinary shareholders' meeting should agree the distribution of the profits of each year as shown in the balance sheet approved by it. The form in which the meeting should make the distribution and the amount, form, timing and methods of paying dividends, obligatory and additional, distributing shares free of payment and optional dividends, shall be as set out in the Corporations Law and its Regulations for open corporations. In any event, the minimum percentage dividend that the Company has to pay shall be 30% of the distributable net income for the year except by the unanimous agreement of the shareholders to distribute a lower percentage.

Twenty-Second Clause: The board of the Company may, under the personal responsibility of the directors consenting to the respective resolution, distribute interim dividends during the year against the income for the year, provided there are no accumulated losses.

CHAPTER VII

Dissolution and Liquidation

Twenty-Third Clause: The Company shall be dissolved by agreement of an extraordinary shareholders' meeting and for other legal causes.

Twenty-Fourth Clause: Once the Company is dissolved, its liquidation shall be carried out by a Liquidation Commission formed by three persons whether or

not shareholders, who shall remain three years in their functions and may be re-elected only once. The Liquidation Commission may only carry out the acts and sign the contracts that lead directly to the liquidation of the Company and, for this purpose, shall represent it judicially and extra-judicially and shall have all the powers of administration and disposal that the law or these bylaws do not establish as reserved for shareholder meetings, without it being necessary to grant it any special power, all notwithstanding the representation that the law confers on the chairman of the Commission. The above powers of the Commission may be delegated partly to one or more of its members and to other persons for especially determined matters. The Commission shall meet with the attendance of two of its members and its agreements shall require the favourable vote of two of them. The shareholder meeting that appoints the members of the Commission shall determine the amount of remuneration to which they shall have the right.

Twenty-Fifth Clause: The provisions of these bylaws and the Corporations Law and Regulations referring to the directors shall apply to the liquidators, notwithstanding their provisions relating to members of the Commission, its functioning and the liquidation process.

CHAPTER VIII

Arbitration

Twenty-Sixth Clause: All doubts and difficulties arising between the shareholders as such, or between these and the Company or its administrators, or between the Company and the administrators or between the administrators, whether during the life of the Company or during its liquidation, and whether or not such doubts and difficulties are related to the present corporate contract, these bylaws or resolutions of shareholder or board meetings, and whether referring to the appreciation of their existence or non-existence, validity or nullity, compliance or non-compliance, application, interpretation, execution, termination, dissolution or any other matter related directly or indirectly to them, shall be resolved by an arbitrator who shall act as an arbitrator in law. The arbitrator shall be appointed by mutual agreement by the parties in conflict and, in the absence of agreement, by any civil court in Santiago sitting when the appointment is requested, when such appointment shall necessarily fall on a person who has performed for at least three years as a titular professor in civil or commercial law in the law faculty of the Universidad de Chile or Universidad Católica de Chile.

Twenty-Seventh Clause: The arbitration established in the preceding clause is notwithstanding the power conferred on the plaintiff by clause 125 of Law 18,046, for which the shareholders, administrators of the Company and the Company establish their special domicile in the city of Santiago.

TRANSITORY PROVISIONS

First Transitory Clause: The corporate capital amounts to Ch$468,751,176,308 divided into 1,000,000,000 shares of the same series and equal value, and is fully

paid in the form indicated in the constitution deed of the Company and its later modifications as a limited partnership. This capital was contributed by the partners in the following proportions: a) Ch$375,469,692,223 was contributed by Inversiones Aguas del Gran Santiago S.A., corresponding to 80.1% of the total capital of the limited partnership hereby transformed, thus this shareholder has 801,000,000 shares in the Company as a corporation, which are understood to be hereby held by Inversiones Aguas del Gran Santiago S.A., and b) Ch$93,281,484,085 was contributed by Ondeo Services Chile S.A. corresponding to 19.9% of the total capital of the limited partnership hereby transformed, thus this shareholder has 199,000,000 shares in the Company as a corporation, which are understood to be hereby held by Ondeo Services Chile S.A. The Company represented by its only two shareholders accepts that the ownership of the shares into which its capital is divided is held in the form stated in a) and b) of this clause, at the values indicated, declaring that these shares are fully paid and promising to deliver to the subscribers the certificates of their shares within seven days from this date.

Second Transitory Clause: From this date and until the first ordinary shareholders' meeting is held, the Company shall be administered by a provisional board comprising Angel Simon Grimaldos, Alfredo Norman Serrano, Xavier Amoros Corbella, Josep Bague, Fernando Rayon, Alain Chaigneau and Jean Marc Boursier as titular directors, their respective alternates being Patricio Prieto, Jose Vila, Claudio Undurraga, Lluis Maria Puigari, Fernando Samaniego, Jean Paul Minette and Fernando Bravo. The provisional board shall be subject to the same rules and have the same powers that according to the law and these bylaws correspond to the final board, and its members shall have no right to remuneration for fulfilling their functions.

Third Transitory Clause: Until the holding of the first ordinary shareholders' meeting of the Company to be held following this date, the firm Deloitte & Touche Sociedad de Auditores y Consultores Limitada are appointed as external auditors of the Company.

Fourth Transitory Clause: Until there is a different agreement adopted by the extraordinary shareholders' meeting, it is agreed that notifications of shareholder meetings shall be published in the *Diario Financiero* of Santiago, for the purposes of clause 59 of Law 18,046.

Fifth Transitory Clause: The representation and powers of the Company as a limited partnership shall remain in effect until its transformation into a corporation is completely legalized.

Sixth Transitory Clause: Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A., as the only shareholders in Inversiones Aguas Metropolitanas S.A., agree that the Company and its shares should be inscribed in the Securities Register of the Superintendency of Securities and Insurance in order for the Company and its shareholders to make a public offering of them.

Seventh Transitory Clause: Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A., as the only shareholders in Inversiones Aguas

Metropolitanas S.A., agree that the present transformation of the Company is subject to the condition that the Company and its shares be inscribed in the Securities Register of the Superintendency of Securities and Insurance within a term expiring on 31 December 2005. Otherwise, the corporate pact of Inversiones Aguas Metropolitanas Limitada, as evidenced in the public deeds mentioned in the First Clause of this instrument, shall return fully into effect. A certificate issued by the Superintendency of Securities and Insurance showing that these inscriptions were made before the expiry of the above term, or a certificate issued by that authority on a date following the expiry of term mentioned showing that the inscriptions have not been made, shall be sufficient evidence of compliance or not with this condition. The respective certificate may be recorded in public deed by any of the titular or alternate directors of the Company and the deed may be annotated in the margin of the corporate inscription in the competent Trade Register.

Santiago, Chile. 25 July 2005.
I certify that the bylaws transcribed above are those current at this date.

Giovano Suazo
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

Summary of the minutes of IAM's board of directors meeting, held on July 18, 2005, filed with the SVS:

On July 18, 2005, the board of IAM appointed the chairman and vice chairman of the board, and the chief executive of the Company. It also granted powers of representation and special powers to the persons stated.

The minutes of this board meeting were recorded in public deed dated July 21, 2005 before the Santiago notary, Iván Torrealba Acevedo.

Summary of the minutes of IAM's board of directors meeting, held on July 22, 2005, filed with the SVS:

On July 22, the board of IAM unanimously approved the annual and interim, consolidated and unconsolidated, financial statements of the company, for the year ended December 31, 2004, and the respective reports of the external auditors. The purpose of this resolution was for IAM to request the inscription of the company and its shares in the Securities Register of the Superintendency of Securities and Insurance.

The minutes of this board meeting were recorded in public deed dated July 22, 2005 before the Santiago notary, Iván Torrealba Acevedo.

IAM

Shareholders' Register of IAM as of 2006/09/30

N	Name of Shareholder	Tax No.	Dv	Address	District	City	Shares as of 2006/09/30
1	ABN AMRO FUNDS	47000047	3	AVDA. APOQUINDO 3457	SANTIAGO	SANTIAGO	1,437,431
2	AFP BANSANDER S.A.	98000600	K	BANDERA 150 PISO 10	SANTIAGO	SANTIAGO	16,190,755
3	AFP CUPRUM S.A. PARA FDO. PENSION C	98001000	7	BANDERA 236 PISO 7	SANTIAGO	SANTIAGO	500
4	AFP SANTA MARIA S.A	98000000	1	SUECIA 211 PISO 13	PROVIDENCIA	SANTIAGO	8,122,566
5	ALFA CORREDORES DE BOLSA S.A.	79507160	1	AVDA APOQUINDO 3669 PISO 10	LAS CONDES	SANTIAGO	10,416
6	ASOCIACION DE CANALISTAS SOC DEL CANAL DEL MAIPO	70009410	3	NUEVA DE LYON 072 OF 1401	PROVIDENCIA	SANTIAGO	6,638,350
7	BANCHILE CORREDORES DE BOLSA S.A.	96571220	8	AGUSTINAS 975 OF.211	SANTIAGO	SANTIAGO	2,636,667
8	BATTERYMARCH GLOBAL EMERGINGMARKETS FUND	59027310	4	HUERFANOS 1376 OF. 403	SANTIAGO	SANTIAGO	895,833
9	BCI CORREDOR DE BOLSA S.A.	96519800	8	MONEDA 970 PISO 20	SANTIAGO	SANTIAGO	71,600
10	BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	90249000	0	LA BOLSA 64	SANTIAGO	SANTIAGO	2,905
11	BOLSA DE CORREDORES BOLSA DE VALORES	96518240	3	PRAT 798	VALPARAISO	VALPARAISO	345,500
12	BOLSA ELECTRONICA DE CHILE BOLSA DE VALORES	96551730	8	HUERFANOS 770 PISO 14	SANTIAGO	SANTIAGO	8,000
13	BRAVO LEYTON LUIS ISMAEL	5075499	5	AGUSTINAS 2190 DPTO 36	SANTIAGO	SANTIAGO	12,000
14	BRICENO VERDUGO HERNAN	1010001	1	AV. COLON 3805 DP.123	LAS CONDES	SANTIAGO	10,000
15	CALDERON FLORES CARLOS IGNACIO	7716232	1	AV.PRESIDENTE BALMACEDA 1398 PISO 3	SANTIAGO	SANTIAGO	2
16	CALIFORNIA STATE TEACHERS RETIREMENT SYS	47006059	k	AVDA.APOQUINDO 3457	SANTIAGO	SANTIAGO	2,088,000
17	CB CORREDORES DE BOLSA	96680820	9	AVDA. APOQUINDO 3039 PISO 10	LAS CONDES	SANTIAGO	5,833
18	CELFIN CAPITAL S.A. CORREDORES DE BOLSA	84177300	4	AV.APOQUINDO 3721 PISO 19	LAS CONDES	SANTIAGO	3,731,377
19	CESPEDES SALINAS LINA ANGELICA	12172259	3	DARDIGNAC 48	SAN FELIPE	SAN FELIPE DE A	159
20	Citibank Chile Cta.de Terceros Cap.XIV Res	97008000	7	AVDA ANDRS BELLO 2687 PISO 5	LAS CONDES	SANTIAGO	47,168,951
21	CITICORP CHILE PARA FONDO MUTUO PRIME	96613580	8	AV ANDRES BELLO 2687 PISO 3	LAS CONDES	SANTIAGO	309,717
22	CITIFUNDS TRUST I - SMITH BARNEY EMERGING MARKETS	47006269	K	MONEDA N 799 PISO 2	SANTIAGO	SANTIAGO	37,433
23	CITIGROUP EMERGING MARKET TRUST	47006111	1	AVDA.APOQUINDO 3457	SANTIAGO	SANTIAGO	370,109
24	CLARO TOCORNAL MARIA REGINA	1722054	3	NAPOLEON 3527 PISO 12	LAS CONDES	SANTIAGO	19,700
25	CONSORCIO CORREDORES DE BOLSA S.A.	96772490	4	AVDA. EL BOSQUE SUR 130 PISO 13	LAS CONDES	SANTIAGO	8,261
26	CORPBANCA CORREDORES DE BOLSA SA	96665450	3	HUERFANOS 1072 PISO 5	SANTIAGO	SANTIAGO	5,780
27	COSTA NATTERO ALDO MANUEL	6338314	7	LUIS MATTE LARRAIN 900	LAS CONDES	SANTIAGO	20,823
28	CHG CORREDORES DE BOLSA S.A.	96786720	9	NUEVA YORK 33 OF. 1402	SANTIAGO	SANTIAGO	350
29	CHILE MSCI EMERGING MARKETS INDEX COMMON	47006040	9	DOMINGO ARTEAGA 271	SANTIAGO	SANTIAGO	1,196,578
30	ESPINOLA SCHMIDT PATRICIO	5027979	0	MONJITAS 668	SANTIAGO	SANTIAGO	20,000
31	EUROAMERICA CORREDORES DE BOLSA S.A.	96899230	9	AV APOQUINDO 3650 PISO 12 SUR	LAS CONDES	SANTIAGO	3,870
32	FINANZAS Y NEGOCIOS S.A.CORREDORES DE BOLSA	95319000	1	AVDA. ISIDORA GOYENECHEA 3162 OF.502	LAS CONDES	SANTIAGO	17,500
33	FINLAY CORREA ALBERTO	5525558	K	NEVERIAS 4880 DPTO.101	LAS CONDES	SANTIAGO	10,417
34	FUCHSLOCHER ARANCIBIA SERGIO	5026320	7	PJE PHILLIPS 0451 DEPARTAMENTO 908	SANTIAGO	SANTIAGO	10,000
35	GM & E ASSET MANAGEMENT S.A./ FIP ANACAPRI INVESTMENT FUND	96955840	8	MORANDE 322 OF.702	SANTIAGO	SANTIAGO	1,100,000
36	GOMEZ EDWARDS MARIA FRANCISCA	8337960	K	AV.PRESIDENTE BALMACEDA 1398 PISO 14	SANTIAGO	SANTIAGO	2
37	IM TRUST S.A. CORREDORES DE BOLSA	96489000	5	AVDA. APOQUINDO 3721 PISO 16	LAS CONDES	SANTIAGO	90,876
38	INVERSIONES AGUAS DEL GRAN SANTIAGO S.A.	77329730	4	AVDA PRESIDENTE BALMACEDA 1398	SANTIAGO	SANTIAGO	566,000,000
39	INVERSIONES INTER CHILE LTDA	78194110	7	VITACURA 2902	VITACURA	SANTIAGO	104,000
40	IPAC SPECIALIST INVEST.STRATEGIES-GLOBAL	47006029	8	MONEDA 799	SANTIAGO	SANTIAGO	104,911
41	LARRAIN VIAL S.A. CORREDORA DE BOLSA	80537000	9	CASILLA 10097	SANTIAGO	SANTIAGO	32,744
42	LLANQUITRUF BARRIGA CARLOS JUVENAL	5563199	9	LOS CHONOS 8951	LA FLORIDA	SANTIAGO	3,898
43	MARTINI YANSSENS FRANCISCO JAVIER	9487199	9	GARCIA MORENO 1636	NUNOA	SANTIAGO	5,200
44	MBI CORREDORES DE BOLSA S.A.	96921130	0	AV. PRESIDENTE RIESCO 5711 OFICINA 602	LAS CONDES	SANTIAGO	500,010
45	MERRIL LYNCH, PIERCE FENNER & SMITH INC.	59064940	6	AV ANDRES BELLO 2687 DPTO 301	LAS CONDES	SANTIAGO	586,000
46	MERRILL LYNCH LATIN AMERICA FUND CHILE L	78198270	9	AV.ANDRES BELLO 2687 PISO 7	LAS CONDES	SANTIAGO	41,000
47	MONTECINOS ALDEA LUIS ALBERTO	3869827	3	ALAMEDA 268 DEP. 41	SANTIAGO	SANTIAGO	20,833
48	MORA AGUILERA JOSE RAUL	11521661	9	AV.EL GOLF 40 PISO 13	LAS CONDES	SANTIAGO	2
49	MUNITA CRUZAT Y CLARO S.A. CORREDORES DE BOLSA	89420200	9	AVDA. EL BOSQUE NORTE 0177 PISO 13	LAS CONDES	SANTIAGO	70,507
50	NON-TEACHER SCHOOL EMPLOYEE RETIREMENT SYSTEM OF M	47006246	0	AVDA. APOQUINDO 3457	SANTIAGO	SANTIAGO	2,399

51	PASTENES BAEZA EMILIO	3350426	8	PSJE OROMPELLO 3972 CONJUNTO LA PIRAMIDE	RECOLETA	SANTIAGO		1,300
52	PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI	47006245	2	AVDA. APOQUINDO 3457	SANTIAGO	SANTIAGO		332,499
53	PUTNAM EMERGING MARKETS EQUITY FUND	47006017	4	MONEDA	SANTIAGO	SANTIAGO		560,673
54	REUR S.A.	96540380	9	GUARDIA VIEJA 255 OF.707	PROVIDENCIA	SANTIAGO		200,000
55	RIVERA OLGUIN VICTOR HUGO	5122275	K	COMANDANTE MORRIS 1381	MAIPU	SANTIAGO		13,403
56	ROSSI VALPUESTA MARIO PATRICIO	4756387	9	HOLANDA 1555 DEPTO-1201	PROVIDENCIA	SANTIAGO		41,667
57	RUZ GALVEZ ENRIQUE ANDRES	12570985	0	LUIS THAYER OJEDA 1080 DPTO 31	PROVIDENCIA	SANTIAGO		1,840
58	SANCHEZ QUINTEROS LINA PATRICIA	8047721	K	LLICO No 543	SAN MIGUEL	SANTIAGO		1,090
59	SANCHEZ QUINTEROS PAMELA IVONNE	8452011	K	LLICO 543	SAN MIGUEL	SANTIAGO		1,090
60	SANTANDER INVESTMENT S.A. CORREDORES DE BOLSA	96683200	2	BANDERA 140 PISO-12	SANTIAGO	SANTIAGO		87,929
61	SANTIAGO CORREDORES DE BOLSA LTDA.	96524180	9	BANDERA 172-PISO 8	SANTIAGO	SANTIAGO		140,239
62	SCOTIA SUD AMERICANO CORREDORES DE BOLSAS.A.	96568550	2	AGUSTINAS 1235 PISO 10	SANTIAGO	SANTIAGO		1,670
63	SERGIO CONTRERAS Y CIA. LTDA. CORREDORES DE BOLSA	87733300	0	LA BOLSA 64 OF. 219	SANTIAGO	SANTIAGO		21,500
64	SMITH BARNEY CORPORATE TRUST COMPANY GRO	47006182	0	AVDA. APOQUINDO 3457	SANTIAGO	SANTIAGO		251,612
65	SOTOMAYOR BAHAMONDES TRISTAN W	4213280	2	VICTORIA 516	VILLA ALEMANA	VALPARAISO		4,000
66	SUAZO HORMAZABAL GIOVANO	12159264	9	EL BOSQUE 875 DPTO 1304	PROVIDENCIA	SANTIAGO		10
67	SUN AMERICA SERIES TRUST EMERGING MARKET	47006032	8	MONEDA 799	SANTIAGO	SANTIAGO		1,096,476
68	TANNER CORREDORES DE BOLSA S.A.	80962600	8	AVDA. APOQUINDO N 3000 PISO 10	LAS CONDES	SANTIAGO		75,171
69	THE BANK OF NEW YORK SEGUN CIRCULAR N 1375 DE LA SVS	59030820	K	BANDERA 201	SANTIAGO	SANTIAGO		335,373,700
70	THE CHILE FUND INC	59028400	9	AVDA.APOQUINDO 3721 PISO 19	LAS CONDES	SANTIAGO		1,400,000
71	TORO GONZALEZ VERONICA	10248550	5	PROVIDENCIA 1806 PISO 14	SANTIAGO	SANTIAGO		2
72	UGARTE Y CIA. CORREDORES DE BOLSA S.A.	85544000	8	BANDERA 61	SANTIAGO	SANTIAGO		50,000
73	URETA Y BIANCHI CORREDORES DE BOLSA S.A.	80993900	6	AVDA APOQUINDO 3500 PISO 9	SANTIAGO	SANTIAGO		1,985
74	VALENZUELA LAFOURCADE S.A. CORREDORES DE BOLSA	96527210	0	LA BOLSA 64 OF. 222-223	SANTIAGO	SANTIAGO		6,744
75	VALORES SECURITY S.A.CORREDORES DE BOLSA	96515580	5	AVDA. APOQUINDO N 3150 PISO 7	LAS CONDES	SANTIAGO		12,200
76	VIVIANI CANELLO VICTOR	1589709	0	LUIS THAYER OJEDA 1573 DPTO 302	PROVIDENCIA	SANTIAGO		224,000
77	YRARRAZAVAL Y CIA CORREDORES DE BOLSA LTDA.	85598800	3	BANDERA 67	SANTIAGO	SANTIAGO		28,310
78	ZABALA SANHUEZA VICTOR HERNAN	9524774	1	ROBERTO AVILA MARQUEZ 890 VILLA MAESTRAN	SAN BERNARDO	MAIPO		3,125
				Total				1.000.000.000

On August 29, 2005, the Company informed the SVS of the following *Hecho esencial* (material event):

The Board of Directors, in regular meeting held on 29 August 2005, agreed the following:

a. To distribute $10,965,000,000 against 2005 net income, as an interim dividend. Therefore, corporate dividend number 1 amounted to $10.965 per share, due and payable as of 27 September 2005.

b. To call an Extraordinary Shareholders' Meeting for 23 September 2005. The meeting was held on the fixed date at 11:00 a.m., at the corporate offices located on Avenida El Golf No. 40, Floor 13, Municipal District of Las Condes, Santiago, with the purpose of proposing amendments to the by-laws, consisting of:

    i. Amendment to corporate by-laws, establishing a quorum of at least two thirds of outstanding voting shares, to change the corporate purpose, proposing to the meeting a new text for Article 18 of the by-laws, as per the draft text submitted by the Chairman.

    ii. Amendment to Article 21 of the by-laws, establishing the distribution of an additional dividend if corporate cash flow thus permits.

On September 1, 2005, the Company informed the SVS of the following *Hecho esencial* (material event):

Inversiones Aguas Metropolitanas S.A., a company voluntarily inscribed in the Securities Register, hereby rectifies a material information communication to that Superintendency on August 30, 2005, in the sense that the Company's board agreed to call an extraordinary shareholders' meeting to consider and resolve on the matters indicated in that communication, for September 23, 2005 at 11.00 hours, and not September 20 as previously reported.

On September 23, 2005, the Company informed the SVS of the following *Hecho esencial* (material event):

At the Extraordinary Meeting of Inversiones Aguas Metropolitanas S.A., held on 23 September 2005, shareholders agreed to amend corporate by-laws in the following aspects:

a. To establish a quorum of the absolute majority of Board members eligible to vote on the matter, subject, in addition, to the affirmative vote of the majority of directors independent from the controlling shareholder, for the approval of action consisting in granting loans and credits to related parties, within the meaning of Article 100 of Law No. 18,045 and Article 44, paragraph 2 of Law No. 18,046.

b. To establish a quorum of at least two thirds of outstanding voting shares for the amendment, in the course of an Extraordinary Shareholders' Meeting, of the corporate purpose and of Articles 11 and 21 of the by-laws.

c. To cause the distribution of an additional dividend equivalent to at least 30 percent of the fiscal year's distributable net income, if the amount of cash dividends or cash distributions received by the company from its subsidiary Aguas Andinas S.A. during said fiscal year, minus the operational and non-operating expenses and corresponding provisions required under the applicable accounting rules, were to exceed the 30 percent mentioned above, until completion of the total fiscal year's distributable net income; unless two thirds of outstanding voting shares were to agree otherwise in the course of the General Shareholders' Meeting.

d. To approve a delegation of powers for purposes of formalizing and recording the amendments to by-laws agreed at the above-mentioned General Meeting.

On October 21, 2005, the Company informed the SVS of the following *Hecho esencial* (material event):

a. On said date the company was advised by its controlling shareholders —Inversiones Aguas del Gran Santiago S.A., an affiliate of the Spanish corporation Sociedad General de Aguas de Barcelona S.A., and Ondeo Services Chile S.A., an affiliate of the French corporation Suez Environnement— that they would proceed to initiate on 26 October 2005 a road show process in Chile and abroad, in the context of their decision to carry through a secondary offering of common shares of our company, to be simultaneously effected in Chile, as a public offering of securities under Law No. 18,045 on Security Markets, and in the United States, as shares or as American Depositary Shares, to qualified institutional investors only, within the meaning of Rule 144 A under the U.S. Securities Act of 1933, and outside the United States, either as shares or as American Depositary Shares, in accordance with Regulation S under the U.S. Securities Act of 1933.

b. According to said controlling shareholders, the secondary offering would be for a total of up to 499,000,000 shares, representing 49.9 percent of capital shares offered.

c. Further, it was informed that placement agents for this offering would be, in Chile, the firms Banchile Corredores de Bolsa S.A., Celfin Capital S.A. Corredores de Bolsa and Santander Investment S.A. Corredores de Bolsa, while placement agents abroad would be Santander Central Hispano Investment Securities Inc. and UBS Investment Bank. On the other hand, counsel to the selling shareholders in this operation would be, in Chile, the legal firm Prieto & Cía., and in the United States the firm Simpson Thacher & Bartlett LLP. The placing agents would be, in Chile, the law firm Morales, Noguera, Valdivieso & Besa, and in the United States Shearman & Sterling LLP.

d. Lastly, the controlling shareholders indicated that they expected the secondary offering described above to conclude in late November 2005.

On November 15, 2005, the Company informed the SVS of the following *Hecho esencial* (material event):

An Extraordinary Shareholders' Meeting of Inversiones Aguas Metropolitanas S.A. was held on 14 November 2005, the purpose of which was to take action on arrangements made by the company and its management, as well as on acts and agreements subscribed within the context of the secondary offering of corporate common shares, which the shareholders were making simultaneously in Chile, as a public offering of securities under Law No. 18.045 on Securities Market, and in the United States, as shares or as American Depositary Shares, to qualified institutional investors only, within the meaning of Rule 144A under the U.S. Securities Act of 1933, and outside the United States, either as shares or as American Depositary Shares, in accordance with Regulation S under the U.S. Securities Act of 1933 (hereinafter, the "offering").

The company, in its capacity of issuer of the shares offered for sale and considering the benefits this offering would bring to it, made certain arrangements and assumed certain covenants and obligations that are normally and regularly required in local and international markets from the issuers of secondary offering of shares. Among such arrangements and covenants are the following:

(i) Collaboration in the preparation of an Offering Memorandum for the international side of the offering and of a subscription prospectus for the local side of the offering.

(ii) Designation of a depositary bank in New York to act as depositary in the ADR program which the company will carry out in the context of the offering.

(iii) Subscription of Deposit Agreements with the depositary bank, wherein the rights and obligations of both parties to the referred to ADR program will be set forth.

(iv) Subscription of a Purchase Agreement between the investment banks, acting as initial purchasers of the shares that form part of the international side of the offering, the selling shareholders and the company, wherein the company shall be required to furnish a series of representations and guarantees to the initial purchasers, and assume certain obligations in favor of the latter.

(v) Subscription of a placement agreement between the investment banks, acting as placement agents for the shares that form part of the local side of the offering, the selling shareholders and the company, wherein the company shall be required to furnish certain representations and guarantees to the placement agents relating to the company and its shares, and assume certain obligations in favor of the latter.

Based on the above, and wishing to collaborate and ensure the success of the offering, the Extraordinary Shareholders' Meeting approved actions taken to date by the company and

its management and agreed to continue providing collaboration and to approve the subscription by the company of the Deposit Agreement, the Purchase Agreement and the Placement Agreement, as per the terms and conditions indicated above, as well as such other agreements and instruments as would be required to ensure the success of the offering, granting the relevant powers to that effect.

On November 17, 2005, the Company informed the SVS of the following *Hecho esencial* (material event):

In relation to the secondary offering of common shares of the company, which the shareholders were carrying out in Chile and abroad, as informed to the Superintendency of Securities and Insurance with the status of material fact on 21 October 2005, the shareholders informed the company that: (1) said offering concluded without the minimum price set by them as a condition precedent for the share auction scheduled for 17 November 2005 having been met; (ii) accordingly, said auction would not be carried out; and (iii) the preceding was duly communicated by the placing agents in charge of this process to the Santiago Stock Exchange, so that said Stock Exchange would inform this situation to market agents.

On November 18, 2005, the Company informed the SVS of the following *Hecho esencial* (material event):

Corporate shareholders reached an agreement with investors interested in proceeding on this date with the secondary offering of company shares, wherefor: (i) at 5:15 p.m. on such date, the Santiago Stock Exchange would carry out an electronic auction for 100,000,000 shares of the company, representing 10 percent of the common shares of the company, at a minimum price of $480 per share; and (ii) shareholders would on this date subscribe a purchase agreement with UBS Securities LLC and Santander Investment Limited concerning the sale of American Depositary Shares representing a total of 334,000,000 shares of the company or 33.4 percent of the common shares of the company, plus an option for UBS Securities LLC to acquire an additional number of American Depositary Shares representing a total of 65,000,000 shares of the company or 6.5 percent of the common shares of the company, at the same price indicated above, denominated in US dollars.

On November 18, 2005, the Company informed the SVS of the following *Hecho esencial* (material event):

Regarding the secondary offering of common shares in the Company that our shareholders have carried out in Chile and abroad, and continuing with that reported as material information this morning, the Company's shareholders have informed us that:

(i) At 17.15 hours today, an electronic auction was held today on the Santiago Stock Exchange for 100,000,000 shares of the Company, corresponding to 10% of the Company's share capital, at a minimum price of Ch$ 480 per share, which were fully placed at the price indicated;

(ii) The shareholders have today signed a contract with UBS Securities LLC and Santander Investment Limited for the sale of American Depositary Shares representing a total of 334,000,000 shares in the Company, plus an option for UBS Securities LLC to buy an additional sum of American Depositary Shares representing a total of 65,000,000 shares in the Company, corresponding to 6.5% of the Company's share capital, at a price of USD 0.9175 per share; and

(iii) Once the transaction is legally concluded, which is expected to occur next Wednesday, November 23, 2005, (iii.a) Oneo Services Chile S.A. will cease to be a shareholder of the Company and our shareholder Inversiones Aguas del Gran Santiago S.A. will remain with a 56.6% shareholding in the Company, which holding could reduce to 50.1%to the extent that the whole option indicated in point (ii) above is exercised, and (iii.b) the current shareholders' agreement between Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A. will terminate.

On November 23, 2005, the Company informed the SVS of the following *Hecho esencial* (material event):

Shareholders advised the company that, on this date, the secondary offering of common shares of the company has been legally concluded and, therefore:

(i) Ondeo Services Chile S.A. has ceased to be a shareholder in the company.

(ii) Inversiones Aguas del Gran Santiago S.A. has maintained its 56.6 percent ownership interest in the company, but such interest may be reduced to 50.1 percent if UBS Securities LLC were to exercise the totality of the option established in its favor in the relevant share purchase agreement, having until 18 December 2005 to do so.

(iii) The shareholders' agreement in effect between Inversiones Aguas del Gran Santiago and Ondeo Services Chile S.A. has been terminated, as Ondeo Services Chile has ceased to be a shareholder in our company.

(iv) Therefore, Inversiones Aguas del Gran Santiago S.A. is the sole controlling shareholder of Inversiones Aguas Metropolitanas S.A. and, consequently, of Aguas Andinas S.A.

(v) On the other hand, Inversiones Aguas del Gran Santiago S.A. is controlled by Agbar Chile S.A., which in turn is controlled by Sociedad General de Aguas de Barcelona S.A. (Agbar). Agbar is a Spanish corporation, whose majority shareholder is Holding de Infrastructures y Services Urbanism S.A. (Hausa), with an ownership interest of 47.197 percent in Agbar.

(vi) Shareholders of Hisusa are the French corporation Suez S.A. —through an affiliate— with 51 percent, and Caixa d'Estalvis i Pensions de Barcelona, through an affiliate, with 49 percent. In addition, Suez S.A through an affiliate has a 1.449 percent ownership interest in Agbar.

On December 14, 2005, the Company informed the SVS of the following *Hecho esencial* (material event):

At its meeting held today, the board of the Company agreed to call an extraordinary shareholders' meeting for March 8, 2006, at 11.00 hours at Avda. Presidente Balmaceda street 1398, 10th floor, Santiago, to proceed with the total renewal of the board given the recent secondary share offering process that meant the entry of new shareholders into the Company.

On December 20, 2005, the Company informed the SVS of the following *Hecho esencial* (material event):

In relation to the secondary offering of common shares of our company that our shareholders carried out in Chile and abroad, we wish to indicate that UBS Securities LLC did no exercise the option established in its favor in the relevant share purchase agreement to acquire an additional number of shares of the company and the deadline for exercising such option has expired.

Therefore, after the operation indicated above, our majority shareholder Inversiones Aguas del Gran Santiago S.A. has retained 56.6 percent of the capital shares of our company, while the remaining capital shares are held by minority shareholders.

On March 1, 2006, the Company informed the SVS of the following *Hecho esencial* (material event):

At a board meeting of the Company held today, the following was unanimously agreed:

1) To cancel the calling of an extraordinary shareholders' meeting, as agreed at the board meeting held on December 14, 2005 and to have been held on March 8, 2006, in order to renew the provisional board of the Company. The resolution to call the meeting was reported to the Superintendency on December 14, 2005 and the corresponding notifications were published in the Diario Financiero on February 7, 20 and 21, 2006.

2) To call the ordinary shareholders' meeting for April 27, 2006, at 11 a.m. at Avda. Presidente Balmaceda 1398, 10th floor, Santiago. The agenda for that meeting will be the following:

   a. Examination of the position of the Company and of the reports of the external auditors and the approval or otherwise of the annual report, balance sheet, and the financial statements presented by the management;
   b. The distribution of the net income for the year and distribution of dividends;
   c. The revocation of the provisional board of directors and the election of all its directors and alternate directors;
   d. The appointment of the external auditors and credit-rating agencies, and
   e. In general, any matter of corporate interest that is not reserved for an extraordinary shareholders' meeting.

3) To call an extraordinary shareholders' meeting for April 27, 2006, to be held immediately following the end of the ordinary meeting referred to above, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, in order to submit for its approval the board's proposal to reduce the capital of the Company, in the amount, timing and form that the meeting shall decide.

On March 23, 2006, the Company informed the SVS of the following *Hecho esencial* (material event):

At the Company's board meeting held on March 22, 2006, it was unanimously agreed to:

a) Submit for the approval of the Ordinary Shareholders' Meeting to be held on April 27, 2006, among other things, the board's proposal to distribute a final dividend of ThCh$ 5,974,400, equivalent to Ch$5.9744 per share, payable on May 29, 2006.

b) Submit for the consideration of the Extraordinary Shareholders' Meeting to be held on April 27, 2006, the board's proposal to reduce the capital of the Company by ThCh$21,959,900 to be distributed to shareholders pro rata to their shareholdings, being Ch$21.9599 per share. It was also agreed to propose that the board be authorized to set the date of that payment, which would be no later June 30, 2006.

On April 5, 2006, the Company informed the SVS of the following *Hecho esencial* (material event):

An extraordinary board meeting of the Company held in Barcelona, Spain on April 4 resolved the following:

1. To authorize the sale of 67,308,616 Series A shares in Aguas Andinas S.A., equivalent to 1.1% of the total subscribed and paid shares of that company, at a minimum price of Ch$182 per share. Following this transaction, the shareholding of Inversiones Aguas Metropolitanas S.A. in Aguas Andinas S.A. will reduce by 1.1%, but retaining control of that company with a holding of 50.102% of the capital, i.e. 3,065,744,510 Series A shares.
2. To amend the board resolution adopted on March 22, 2006, in order to submit for the consideration of the extraordinary shareholders' meeting called for next April 27 a proposal to reduce the capital to ThCh$ 33,609,900 through the corresponding amendment of the bylaws and payment in cash to shareholders pro rata to their holdings in the corporate capital.

IAM

Santiago, April 27, 2006

Mr. Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santiago

Ref. Material information

Dear Sir,

In accordance with clauses 9 and 10.2 of Law 18.045, I hereby inform you the following as material information with respect to the Company:

1.The ordinary shareholders meeting held on this date adopted the following resolutions:

a) To distribute 100% of the company's net income for 2005 amounting to Ch$ 17,103,980,871. It should be mentioned that the board had agreed to pay an interim dividend on September 27, 2005 for an amount, restated at December 31, 2005, of Ch$11,129,475,000, the equivalent to 65.07% of the net income for the year, being a dividend at that date of Ch$ 10.965 per share.
Having distributed that dividend, the total earnings for distribution amount to Ch$ 5,974,400,000. The difference resulting from the calculation of dividends payable will be assigned to retained earnings. This means that the company's dividend No.2 will amount to Ch$ 5.9744 per share payable from May 29, 2006.

b) The board of directors was revoked and the following members were elected for a full statutory period:

DIRECTORS	ALTERNATE DIRECTORS
Ángel Simón Grimaldos	Josep Bagué Prats
Alfredo Noman Serrano	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	Albert Martínez Lacambra
Herman Chadwick Piñera	Ignacio Guerrero Gutierrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

The first four of these directors were elected with the votes of the controller and the other three with the votes of minority shareholders.

2.The following resolutions were adopted at the extraordinary shareholders meeting held on the same day:

a) To reduce the company's capital, amending the fifth and first transitory clauses according to the texts approved by the shareholders.
b) Distribute to shareholders pro rata to their shares the sum of Ch$33,609,900,000 with respect to the capital reduction, resulting in the payment of Ch$ 33.6099 per share, in accordance with the mechanism approved by the meeting.
c) Authorize the board to determine the date that the approved capital reduction is paid, after completing all the legal formalities, but no later than December 31, 2005.

Yours sincerely,

Giovano Suazo Homázabal
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

CC

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago**

IAM

Santiago, May 29, 2006

Mr. Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santiago

Ref. Material information

Dear Sir,

In accordance with clauses 9 and 10 of Law 18.045 and General Rule 30 of the Superintendency, I hereby inform you the following as material information with respect to the Company, its business and its publicly-traded securities or their offer:

The board of the Company, at its meeting held on May 29, 2006, unanimously agreed the following:

a) Change of chief executive officer: Giovano Suazo Homazábal is replaced by Albert Martinez Lacambra.
b) Albert Martinez Lacambra resigns as alternate director of the Company.
c) The board of directors remains comprising the following:

DIRECTORS	ALTERNATE DIRECTORS
Ángel Simón Grimaldos (Chairman)	Josep Bagué Prats
Alfredo Noman Serrano (Vice Chairman)	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	
Herman Chadwick Piñera	Ignacio Guerrero Gutierrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

d) The Directors' Committee comprises the following members:

DIRECTORS	ALTERNATE DIRECTORS
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Alfredo Noman Serrano (Vice Chairman)	Fernando Rayón Martín

e) The date set for the capital reduction as agreed by the extraordinary shareholders meeting held on April 27, 2006, is June 15, 2006.

Yours sincerely,

Albert Martinez Lacambra
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

cc

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago**

IAM

Santiago, September 27, 2006

Mr. Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santiago

Ref. Material information

Dear Sir,

In accordance with clauses 9 and 10 of Law 18.045 and General Rule 30 of the Superintendency, I hereby inform you the *following* as material information with respect to the Company:

The board of the Company, at its meeting held on September 27, 2006, agreed to distribute the sum of ThCh$ 14,133,000 as an interim dividend against the net income for 2006. The company's dividend No.4 will therefore amount to Ch$14.133 per share and be payable from October 27, 2006.

Yours sincerely,

Albert Martinez Lacambra
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

CC

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago**

IAM

Mr Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Santiago

Santiago, August 30, 2005

Ref: Material Information

Dear Sir,

In accordance with clauses 9 and 10.2 of Law 18,045 and General Rule No.30 of the Superintendency, I wish to inform you of the following material information:

The ordinary board meeting held on August 29, 2005, agreed the following:

a) To distribute Ch$ 10,965,000,000as an interim dividend against the income for 2005. The company's dividend No.1 will therefore amount to Ch$ 10.965 per share, payable from September 27, 2005.

b) To call an extraordinary shareholders' meeting for September 20, 2005, to be held at 11.00 hours at the company's offices at Avenida El Golf 40, 13th floor, Las Condes, Santiago, in order to propose an amendment to the bylaws as follows:

   i. To amend the bylaws of the Company in order to set a quorum of at least two-thirds of the shares issued with voting rights in order to modify the corporate objects, proposing to the Meeting a new text of the Eighteenth Clause of the bylaws in accordance with the draft proposed by the chairman.,

   ii. To amend the Twenty-First Clause of the bylaws, establishing the distribution of an additional dividend should the Company's cash position so permit.

c) During August, the Company sold all its 60% shareholding in AINOR to the related company Inversiones Aguas del Gran Santiago S.A. for ThCh$213.

Yours sincerely,

Giovano Suazo Hormazábal
Chief Executive Office

CC

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago**

IAM

Santiago, August 30, 2005

Mr. Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Santiago

Ref. Material Information

Dear Sir,

In accordance with clauses 9 and 10 of Law 18.045 and General Rule 30 of the Superintendency, I hereby inform you the following as material information with respect to the Company:

The following was agreed at the board meeting held on August 29, 2005:

a) To distribute Ch$10,965,000,000 against the net income for 2005, as an interim dividend. The company's dividend No.1 therefore will amount to Ch$10.965 per share and be payable from September 27, 2005.
b) To call an extraordinary shareholders meeting for September 20, 2005, to be held at 11.00 hours at Av. El Golf 40, 13th floor, Las Condes, Santiago, in order to discuss and pronounce on the following matters:
    i. Set a quorum of at least two-thirds of the shares issued with voting rights in order to amend the corporate objects, proposing to the meeting a new text of the eighteenth clause of the bylaws.
    ii. Modify the twenty-first clause of the bylaws, establishing that if the dividends effectively received in cash during a year from Aguas Andinas S.A., after deducting costs and provisions, exceeded 30% of its net income, the Company should distribute the excess up to the total amount of the profits, as an additional dividend during the year, unless the corresponding meeting with the consenting votes of two-thirds of the issued shares with voting rights decides to distribute a lesser amount, which should not be less than the thirty percent already mentioned.

iii. Other matters agreed unanimously by the Company's shareholders.

Yours sincerely,

Giovano Suazo
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

cc

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago**

IAM

Santiago, August 30, 2005

Mr Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Santiago

Ref. Material Information

Dear Sir,

In accordance with clauses 9 and 10 of Law 18.045 and General Rule 30 of the Superintendency, I hereby inform you the following as material information with respect to the Company:

The following was agreed at the board meeting held on August 29, 2005:

a) To distribute Ch$10,965,000,000 against the net income for 2005, as an interim dividend. The company's dividend No.1 therefore will amount to Ch$10.965 per share and be payable from September 27, 2005.

b) To call an extraordinary shareholders meeting for September 20, 2005, to be held at 11.00 hours at Avenida El Golf 40, 13th floor, Las Condes, Santiago, in order to discuss and pronounce on the following matters:

    i. Set a quorum of at least two-thirds of the shares issued with voting rights in order to amend the corporate objects, proposing to the meeting a new text of the eighteenth clause of the bylaws.

    ii. Modify the twenty-first clause of the bylaws, establishing that if the dividends effectively received in cash during a year from Aguas Andinas S.A., after deducting costs and provisions, exceeded 30% of its net income, the Company should distribute the excess up to the total amount of the profits, as an additional dividend during the year, unless the corresponding meeting with the consenting votes of two-thirds of the issued shares with voting rights decides to distribute a lesser amount, which should not be less than the thirty percent already mentioned.

iii. Other matters agreed unanimously by the Company's shareholders.

Yours sincerely,

Giovano Suazo
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

cc

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago**

IAM

RECEIVED
2005 DEC -7 P 3:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Santiago, October 5, 2005

Mr Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Santiago

Ref.: Copy of Minutes of Extraordinary Shareholders' Meeting.

Dear Sir,

In accordance with General Rule No.30 of the Superintendency, I enclose a copy of the minutes of the Extraordinary Shareholders' Meeting held on September 23, duly certified by the undersigned.

Yours sincerely,

Giovano Suazo Hormazábal
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

CC

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago**

IAM

**SUMMARIZED MINUTES
EXTRAORDINARY SHAREHOLDERS MEETING
OF
INVERSIONES AGUAS METROPOLITANAS S.A.**

The Secretary recorded compliance with the following formalities for the correct constitution of this meeting:- a/ That the meeting was called by resolution of the board of the Company at its meeting held on August 29, 2005; b/ That it was not necessary for this meeting to be called through published notices as all the shareholders promised their attendance, which in fact occurred; c/ That on September 6, 2005, notifications of this meeting were sent to the shareholders at the domicile registered for each of them with the Company; d/ That on September 6, 2005, the Chilean Superintendency of Securities and Insurance was informed of the calling of this meeting and that no representative of that Superintendency attended the meeting; e/ That, in accordance with clause 62 of Law 18,046, only those shareholders registered in the Company's Shareholders Register five business days prior to the meeting have the right to speak and vote, being those appearing in the list which is available to those attending; f/ That, in view of the matters to be discussed at the meeting, the Santiago notary Pablo Roberto Poblete Saavedra, was especially invited to the meeting to give the corresponding certificate to be included following the minutes of this meeting.

ATTENDANCE REGISTER. According to the Attendance Register, the meeting was attended by the following shareholders: One/ Inversiones Aguas del Gran Santiago S.A., represented by Alfredo Noman Serrano, for 800 million and one shares. Two/ Ondeo Services Chile S.A., represented by Alberto González Errázuriz, for 199 million shares. Consequently, all the 1,000 million shares of the Company issued at that date attended and were duly represented at the meeting. APPROVAL OF POWERS. The powers of Alfredo Noman Serrano and Alberto González Errázuriz to represent Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A. respectively were immediately inspected prior to the meeting, at the time indicated for its start, finding them granted and drafted in accordance with the law. It was therefore proposed to approve these powers unless some shareholder had any comments to make. The Chairman said that unless there were comments, these powers would be taken as approved. The shareholders present unanimously approved these powers without comment.

CONSTITUTION OF THE MEETING. The Chairman said that, in view of the statement of the Secretary and that all of the issued shares of the Company at that date were duly represented and the legal, regulatory and statutory formalities for its calling met, he declared the meeting constituted.

SIGNING OF THE MINUTES. The Chairman said that before considering the objects of the meeting and as the shareholders attending were just two, the relative minutes should be signed by their representatives, that is Alfredo Noman Serrano, acting also as the Chairman, and Alberto González Errázuriz, together with the Secretary, Giovano Suazo Hormazábal. The Chairman submitted this proposal for the approval of the shareholders. The shareholders present unanimously approved the proposal of the Chairman.

AGENDA. The Chairman said that, as the shareholders were aware, the meeting was to discuss and resolve on the following matters: a/ A modification of the bylaws of the Company such that the loans and credits granted by the Company to related parties have to be approved by the board with the absolute majority of the members attending with voting rights and provided they have the consenting vote of the majority of the directors independent from the controller, as this term is defined in clause 50 bis of the Corporations Law. It was therefore proposed to amend the eleventh clause of the bylaws which would become: "Eleventh Clause. Ordinary and extraordinary meetings of the board shall be constituted with the attendance of at least four directors with voting rights. It shall be understood that meetings may also be attended by those directors who, despite not being present, are in communication simultaneously and permanently through technological means authorized by the Superintendency of Securities and Insurance through generally applied instructions. In these cases, the attendance and participation at the meeting of these directors shall be certified under the responsibility of the chairman or his replacement and the secretary of the board, making a note to this effect in the minutes of the meeting. All resolutions shall be adopted by the absolute majority of the directors attending with voting rights. In the event of a tied vote, the person presiding the meeting shall decide. Meetings shall be presided by the director elected as chairman of the Company and, in their absence, by the person appointed as vice chairman. In any event, the loans and credits that the Company grants to related parties, in accordance with the definition contained in clause 100 of Law 18,045 and those stated in the second paragraph of clause 44 of Law 18,046, should be approved by the board by an absolute majority of its members attending with voting rights, and provided there is the consenting vote of the majority of directors independent of the controller, as the latter is defined in clause 50 bis of the Corporations Law"; b/ A modification of the bylaws of the Company to set a quorum of at least two thirds of the shares with voting rights to modify the corporate objects and the eleventh and twenty-first clauses, proposing the amendment of the Eighteenth Clause of the bylaws which shall state: "Eighteenth Clause. Ordinary and extraordinary shareholders meetings shall be constituted on the first notification with the attendance of the absolute majority of the shares issued with voting rights and, on the second notification, with those attending whatever their number. Resolutions shall be adopted by the absolute majority of the shares attending with voting rights, except where these bylaws or the law require a higher quorum in which case the statutory or legal provisions shall prevail. However, the consenting vote shall be required of the absolute majority of the issued shares with voting rights for adopting resolutions that imply the reform or modification of the bylaws; and the consenting vote shall be required of two thirds of the issued shares with voting rights for adopting resolutions concerning the matters listed in the second paragraph of clause 67 of Law 18,046 and to modify the corporate objects, as well as the Eleventh and Twenty-First Clauses of these bylaws. In accordance with the third paragraph of clause 67 of Law 18,046, reforms whose purpose is the creation, modification or suppression of preferences should be approved with the consenting vote of two thirds of the shares of the series affected." c/ Modify the bylaws of the Company to provide for the distribution of an additional dividend in the event that the cash of the Company permits it, proposing to amend the Twenty-First Clause which shall state: "Twenty-First Clause. The ordinary shareholders meeting should agree the distribution of the profits for each year as stated in the annual balance sheet approved by it. The manner in which the meeting should make such distribution and the amount, form, date and methods of payment of dividends, obligatory and additional, the distribution of free shares and of optional dividends, shall be as set out in the Corporations Law and its regulations. The minimum percentage dividend that the Company is obliged to distribute shall be 30 percent of the net distributable income for the year, unless a lower percentage is agreed to unanimously by the shareholders. However, if the sum of the distributions of dividends or of capital received in cash by the Company from its subsidiary Aguas Andinas S.A. during such year, less

operating and non-operating expenses and provisions for the corresponding year in accordance with applicable accounting principles, is an amount that exceeds the 30 percent mentioned, then the Company should distribute this excess as an additional dividend within sixty business days of the respective ordinary shareholders meeting, up to the total amount of net distributable income for the year, unless that meeting with the consenting vote of two-thirds of the issued shares with voting rights agrees to a lower amount, which in no event may be less than the 30 percent mentioned"

RESOLUTIONS. Having heard the explanations of the Chairman and following a debate, the shareholders present unanimously agreed: i/ Modify the bylaws of the Company, replacing the Eleventh, Eighteenth and Twenty-First Clauses with the following, in accordance with the text proposed by the Chairman which is as follows: a/ "**Eleventh Clause**. Ordinary and extraordinary meetings of the board shall be constituted with the attendance of at least four directors with voting rights. It shall be understood that meetings may also be attended by those directors who, despite not being present, are in communication simultaneously and permanently through technological means authorized by the Superintendency of Securities and Insurance through generally applied instructions. In these cases, the attendance and participation at the meeting of these directors shall be certified under the responsibility of the chairman or his replacement and the secretary of the board, making a note to this effect in the minutes of the meeting. All the resolutions shall be adopted by the absolute majority of the directors attending with voting rights. In the event of a tied vote, the person presiding the meeting shall decide. Meetings shall be presided by the director elected as chairman of the Company and, in their absence, by the person appointed as vice chairman. In any event, loans and credits that the Company grants to related parties, in accordance with the definition contained in clause 100 of Law 18,045 and those stated in the second paragraph of clause 44 of Law 18,046, should be approved by the board by an absolute majority of its members attending with voting rights, and provided there is the consenting vote of the majority of directors independent of the controller, as the latter is defined in clause 50 bis of the Corporations Law." b/ "**Eighteenth Clause**. Ordinary and extraordinary shareholders meetings shall be constituted on the first notification with the attendance of the absolute majority of the shares issued with voting rights and, on the second notification, with those attending whatever their number. Resolutions shall be adopted by the absolute majority of the shares attending with voting rights, except where these bylaws or the law require a higher quorum in which case the statutory or legal provisions shall prevail. However, the consenting vote shall be required of the absolute majority of the issued shares with voting rights for adopting resolutions that imply the reform or modification of the bylaws; and the consenting vote shall be required of two thirds of the issued shares with voting rights for adopting resolutions concerning the matters listed in the second paragraph of clause 67 of Law 18,046 and to modify the

corporate objects, as well as the Eleventh and Twenty-First Clauses of these bylaws. In accordance with the third paragraph of clause 67 of Law 18,046, reforms whose purpose is the creation, modification or suppression of preferences should be approved with the consenting vote of two thirds of the shares of the series affected." c/ "**Twenty-First Clause**. The ordinary shareholders meeting should agree the distribution of the profits for each year as stated in the annual balance sheet approved by it. The manner in which the meeting should make such distribution and the amount, form, date and methods of payment of dividends, obligatory and additional, the distribution of free shares and of optional dividends, shall be as set out in the Corporations Law and its regulations. The minimum percentage dividend that the Company is obliged to distribute shall be 30 percent of the net distributable income for the year, unless a lower percentage is agreed to unanimously by the shareholders. However, if the sum of the distributions of dividends or of capital received in cash by the Company from its subsidiary Aguas Andinas S.A. during such year, less operating and non-operating expenses and provisions for the corresponding year in accordance with applicable accounting principles, is an amount that exceeds the 30 percent mentioned, then the Company should distribute this excess as an additional dividend within sixty business days of the respective ordinary shareholders meeting, up to the total amount of net distributable income for the year, unless that meeting with the consenting vote of two-thirds of the issued shares with voting rights agrees to a lower amount, which in no event may be less than the 30 percent mentioned" ii/ Lastly, the chairman proposed to the shareholders to adopt the following resolutions: a/ Authorize Giovano Suazo Hormazábal, Alberto González Errázuriz, Fernando Bravo Valdés and Leonidas Prieto Larrain so that, any one of them acting jointly or separately, may record in public deed all or part of the minutes approved for the meeting, request the publication of an extract of it in the Official Gazette and the inscription in the Santiago Trade

Register and in general follow all the procedures necessary for the due legalization and registration of the reform of the bylaws agreed at the meeting; and b/ immediately carry out the resolutions adopted at the meeting without waiting for the later approval of these minutes nor the compliance with any other formality, understanding that these are approved from the moment they are signed by the persons who should sign them. The Chairman submitted for the approval of the meeting the proposals just made. The shareholders present unanimously approved the proposals made by the Chairman. There being no other matter for discussion according to the agenda, the extraordinary shareholders meeting was closed at 11.50 hours. There are signatures of Alfredo Noman Serrano, Chairman, Alberto González Errázuriz, Shareholder, and Giovano Suazo Hormazábal, Secretary.

NOTARY CERTIFICATE. Pablo Roberto Poblete Saavedra, interim notary of the Thirty-Third Notary Office of Santiago, certifies: a/ That he attended the extraordinary shareholders meeting of Inversiones Aguas Metropolitanas S.A. referred to in the preceding minutes, which took place at the place, day and time stated in those minutes. b/ That the persons indicated in the minutes attended the meeting in representation of the number of shares stated in each case, being present at the meeting all the shares issued by the Company at that date. c/ That according to the shareholders register of the Company, the shareholders attending the meeting were the holders of the number of shares indicated against each in the minutes, on the fifth business day prior to the date of the meeting. d/ That the powers presented to the meeting were duly inspected as stated in the minutes and that they were considered to be adequate as being granted and drafted in accordance with the law. e/ That the above minutes are a faithful reflection of what occurred, was discussed and agreed at the meeting. f/ That the resolutions adopted by the meeting were adopted and approved unanimously by those attending. Santiago, September 23, 2005. Notary Public Pablo Roberto Poblete Saavedra. Signed and stamped. In accordance with its original which I have seen. Copy provided. Certified.

Santiago, September, 23, 2005.-

IAM

Santiago, November 9, 2005

Mr Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Santiago

Ref: Calling of Extraordinary Meeting.

Dear Sir,

I hereby inform you that the board, at its meeting held on November 7, 2005 and in accordance with clauses 58 and 59 of Law 18,046, agreed to call an Extraordinary Shareholders' Meeting for November 14, 2005 at 09.30 hours, at El Golf 40, 13th floor, Las Condes, to consider the following matters:

Approval of the actions taken by the Company and its managers, as well as the acts and contracts they will have to sign, granting special powers for this purpose, regarding the secondary common share offering of the Company being carried out by the Company's shareholders, simultaneously in Chile, with a public share offering in accordance with the Securities Market Law 18,045; in the USA, as shares or ADRs, only to Qualified Institutional Investors as defined in Rule 144A of the US Securities Act 1933; and outside the USA, also in shares or ADRs, in accordance with Regulation S of the Securities Act (the Offer).

As it is sure that all the shareholders of the Company will attend this meeting, and they have already promised their attendance, the board believed it was unnecessary to make the notification by way of notices or to comply with the other formalities for calling it.

Yours sincerely,

Giovano Suazo Hormazábal
Chief Executive Officer

cc

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago**

RECEIVED
2005 DEC -7 P 3:11

IAM

Mr Alejandro Ferreiro Yázigi
Superintendent of Securities and Insurance
Santiago

Santiago, November 24, 2005

Ref.: Copy of Minutes of Extraordinary Shareholders' Meeting.

Dear Sir,

In accordance with General Rule No.30 of the Superintendency, I enclose a copy of the minutes of the Extraordinary Shareholders' Meeting held on November 14, duly certified by the undersigned.

Yours sincerely,

Giovano Suazo Hormazábal
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

cc

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago**

IAM

SUMMARIZED MINUTES

EXTRAORDINARY SHAREHOLDERS MEETING

OF

INVERSIONES AGUAS METROPOLITANAS S.A.

The No.2 Extraordinary Shareholders Meeting of Inversiones Aguas Metropolitanas S.A. (the "Company") was held on November 14, 2005 to pronounce on matters carried out by the Company and its management, and the acts and contracts that the Company should sign in the context of the secondary offering of common shares in the Company being carried out by the shareholders of the Company, simultaneously in Chile as a public share offering in accordance with the Securities Market Law 18,045; in the USA as shares or American Depositary Shares, only to Qualified Institutional Investors as defined in Rule 144A of the U.S. Securities Act of 1933; and outside the USA, also as shares or American Depositary Shares, in accordance with Regulation S under that Securities Act (the "Offer").

The Company, as the issuer of the shares to be offered for sale and in consideration of the benefits to be derived from this placement, has had to carry out certain actions and accept certain commitments and obligations that are normally required and are standard in the domestic and international markets of issuers in a secondary offering of shares. These actions and commitments include:

(i) Collaboration in the preparation of an Offering Memorandum for the international tranche of the Offer and of a Commercial Prospectus for the domestic tranche of the Offer;

(ii) The appointment of a depositary bank in New York to act as depositary for the ADR program to be made by the Company in the context of the Offer;

(iii) The signing of Deposit Agreements with the depositary bank, setting out the obligations and rights of both parties in the respective ADR program;

(iv) The signing of a Purchase Agreement between the investment banks that act as Initial Buyers of the shares that form part of the international tranche of the Offer, the selling shareholders and the Company, in which the Company has to make a series of declarations and warranties in favor of the Initial Buyers and assume certain obligations in their favor, including being jointly responsible with the selling shareholders and for the benefit of the Initial Buyers to hold them (together with their directors, executives, staff and representatives) free from any claim that a third party might bring against them arising from information or the omission of relevant information in the Offering Memorandum;

(v) The signing of the Placement Agreement between the investment banks that act as Placement Agents of the shares that form part of the domestic tranche of the Offer, the selling shareholders and the Company, and in which the Company has to make certain declarations and warranties in favor of the Placement Agents relating to the Company and its shares and assume certain obligations in their favor including being jointly responsible with the selling shareholders and for the benefit of the Placement Agents to hold them (together with their directors and executives) free from any damage caused to them by inaccuracies in the declarations and warranties referred to.

The shareholders took note of the texts of the above-mentioned contracts, according to the latest available versions, and of the preliminary Offering Memorandum (and its translation into Spanish delivered to the Superintendency of Securities and Insurance) and the Commercial Prospectus to potential investors in the context of the Offer.

Taking into consideration that stated above, the extraordinary shareholders meeting approved the actions taken to date by the Company and its management in collaborating with the success of the Offer and agreed to continue with that collaboration and approve the signing by the Company of the Deposit Agreement, the Purchase Agreement and The Placement Agreement, on the terms and conditions set out above, plus the other contracts and instruments necessary for the success of the Offer, granting powers for this purpose.

Santiago, November 14, 2005.

Santiago, April 10, 2006

IAM

Mr. Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santiago

REF: Calling of shareholders' meeting

Dear Sir,

I hereby inform you that the Board, at its meeting held on February 28, 2006 and in accordance with clauses 58 and 59 of Law 18,046, agreed to consider the following matters:

1. To call an Ordinary Shareholders' Meeting for April 27, 2006 at 11:00 hours, to be informed and discuss proper matters of an ordinary meeting.

2. To call an Extraordinary Shareholders' Meeting to be held after the Ordinary Meeting, in order to reduce the capital of the society and take the necessary agreements to such a purpose.

Both will be held in Av. Presidente Balmaceda 1398, 10th floor.

Yours sincerely,

Joaquin Villarino Herrera
pp. Inversiones Aguas Metropolitanas S.A.

cc.

- Bolsa de Comercio de Santiago
- Bolsa Electrónica de Chile
- Bolsa de Corredores de Valparaíso
- Comisión Clasificadora de Riesgo
- Humphreys Ltda.., Clasificadora de Riesgo
- Feller & Rate Ltda. ,Clasificadora de Riesgo
- Banco Santander .

IAM

RECEIVED

Santiago, May 09, 2006

Mr. Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santiago

Ref.: Copy of Minutes of Shareholders' Meetings

Dear Sir,

In accordance with General Rule No.30 of the Superintendency, I enclose a copy of the minutes of the Ordinary and Extraordinary Shareholders' Meetings held on April 27, duly certified by the undersigned.

Yours sincerely,

Giovano Suazo Hormazábal
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

cc

- Bolsa de Comercio de Santiago.-
- Bolsa Electrónica de Chile.-
- Bolsa de Corredores de Valparaíso.-
- Comisión Clasificadora de Riesgo.-
- Feller & Rate, Clasificadora de Riesgo.-
- Humphreys, Clasificadora de Riesgo.-
- Banco Santander Santiago

IAM

FIRST ORDINARY SHAREHOLDERS MEETING
OF
INVERSIONES AGUAS METROPOLITANAS S.A.

The First Ordinary Shareholders Meeting of INVERSIONES AGUAS METROPOLITANAS S.A. was held in Santiago, Chile on April 27, 2006 at 11 a.m. at Avenida Presidente Balmaceda 1398, 10th floor.

Notification Formalities

1. The meeting was called by resolution of the board of the Company at its meeting held on February 28, 2006.

2. The calling of the meeting was informed to the Superintendency of Securities and Insurance, the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Exchange by letter dated April 10, 2006.

3. A letter of notification containing the agenda for the meeting was sent by post on April 10, 2006 to each shareholder at the address recorded with the Company.

4. Notifications of the meeting were published in the *Diario Financiero* on April 10, 11 and 12, 2006. In accordance with transitory clause 4 of the corporate bylaws, notifications of meetings and other matters addressed to shareholders should be published in that newspaper.

5. Information relating to the matters for consideration by the meeting was made available to shareholders at the offices of the Company during a period of 15 days prior to the date of this meeting.

6. In accordance with clause 62 of the Corporations Law 18,046, only those shareholders inscribed in the shareholders register of the Company 5 business days prior to the date of meeting may speak and vote at the meeting.

Attendance

According to the Register of Attendance, the meeting was attended, for their own account or duly represented, the shareholders that appear therein and for the number of shares stated, which document is included in the minutes of the meeting.

Consequently, 971,731,519 shares of the sole series were represented at the meeting.

This number represented 97.17% of the 1,000,000,000 (one billion) shares of the one series which the Company at that date had issued and were subscribed and paid.

Discussion of the Agenda

1.- Situation of the Company, report of the external auditors, annual report, balance sheet and financial statements relating to the year between January 1 and December 31, 2005.

The meeting unanimously approved the annual report, balance sheet and other financial statements submitted for their knowledge and relating to the year 2005. It was requested that the minutes record that all the representatives of the AFPs (Chilean pension funds) present at

the meeting gave their consenting votes and that the voting of the ADSs was as contained in the respective letters sent to the depositary bank, Bank of New York, for the meeting.

2.- Distribution of earnings and of dividends for the year 2005.

Distribution of 100% of the net income obtained by the Company in 2005, amounting to Ch$17,103,980,871 (seventeen thousand one hundred and three million, nine hundred and eighty thousand, eight hundred and seventy-one pesos).

As was agreed by the board at the time, an interim dividend was distributed on September 27, 2005 for the sum of Ch$10,965,000,000 (ten thousand nine hundred and sixty-five million pesos), equivalent to 65.07% of the net income for the year, making a dividend at that date of Ch$10.965 per share. This amount, restated at December 31, 2005, is Ch$ 11,129,475,000 (eleven thousand one hundred and twenty-nine million, four hundred and seventy-five thousand pesos). The Company has had therefore complied with clause 70 of Law 18,046 which requires the annual distribution of at least 30% of the net income for the year.

Having distributed this interim dividend, the total earnings it was proposed to distribute amounted to Ch$5,974,400,000 (five thousand nine hundred and seventy-four million pesos). The resultant difference of the operation made for the calculation of the dividend payable would be charged against accumulated earnings. This implied that the Company's dividend No.2 would amount to Ch$ 5.9744 per share, payable from May 29, 2006.

3.- Dividend Policy of the Company.

As required by Circular 687 of the Superintendency of Securities and Insurance, the meeting was informed that the Company's dividend policy is that set out in its bylaws. Briefly, this consists of distributing 30% of net distributable income for the year unless the shareholders unanimously agree to distribute a smaller percentage. However, if the sum of dividend or capital distributions received in cash by the Company from its subsidiary Aguas Andinas S.A. during that year, less operating and non-operating expenses and provisions for the year it has to make in accordance with applicable accounting principles, exceeds the 30% mentioned, then the Company should distribute such excess as an additional dividend within 60 business days from the respective ordinary shareholders meeting, up to the total amount of net distributable income for the year, unless the respective meeting, with the consenting vote of two-thirds of the issued shares with voting rights, agrees to distribute a lesser amount in which case this may in no event be less than the mentioned 30%.

The board had not so far contemplated the distribution of interim dividends. However, if during the present year the board of the Company does consider this, it will be reported as material information to the Superintendency of Securities and Insurance, as required by the Circular 687 referred to.

The meeting was also informed that there were no agreements with financial or other kinds of creditors, nor agreements for capitalization of earnings, that in any way restrict the above dividend policy.

Shareholders were invited to comment of this dividend policy.

4.- Appointment of Independent External Auditors to examine the accounting, inventories, balance sheet and other financial statements of the Company for the year 2006.

The meeting unanimously approved the appointment of the independent external audit firm Deloitte&Touche, to examine the accounting, inventories, balance sheet and other financial statements of the Company for the year 2006, with the obligation to report in writing to the next ordinary shareholders meeting on their findings. It was requested that the minutes record that all the representatives of the AFPs present at the meeting gave their consenting votes and that the voting of the ADSs was as contained in the respective letters sent to the depositary bank, Bank of New York, for the meeting.

5.- Appointment of Credit-Rating Agencies

It was unanimously agreed to appoint as credit rating agents for the securities of the Company for the year 2006 the firms Humphreys Limitada and Feller – Rate. It was requested that the minutes record that all the representatives of the AFPs present at the meeting gave their consenting votes and that the voting of the ADSs was as contained in the respective letters sent to the depositary bank, Bank of New York, for the meeting.

6.- Revocation and election of the Board:

It was unanimously agreed, with the consenting votes of the representatives of the AFPs present, to revoke the present board and elect the following persons as the directors and alternate directors for the full statutory period of 3 years, indicating the number of votes for each, in accordance with clause 8 of the corporate bylaws:

DIRECTORS	ALTERNATE DIRECTORS	No. of votes
Ángel Simón Grimaldos	Josep Bagué Prats	143,105,165
Alfredo Noman Serrano	Fernando Rayón Martin	143,136,101
Alain Chaigneau	Iván Yarur Sairafi	143,105,165
Joaquín Villarino Herrera	Albert Martínez Lacambra	143,106,165
Herman Chadwick Piñera	Ignacio Guerrero Gutierrez	111,149,672
Mario Marcel Cullel	Juan Toro Rivera	111,149,672
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández	111,149,671

7.- Directors' Remuneration for the year 2006.

The meeting agreed the following:

As Fixed Remuneration: 100 UF for the chairman, 80 UF for the vice-chairman and 60 UF for directors and their alternates.

For attendance at meetings: 140 UF for the chairman, 100 UF for the vice-chairman and 60 UF for directors and their alternates.

8.- Directors' remuneration and expense budget for the year 2006.

The meeting agreed the following:

As Fixed Remuneration: 25 UF

For attendance at meetings : 25 UF

The annual budget for the directors' committee was approved, amounting to 1,000 Unidades de Fomento.

9.- <u>Determination of the Santiago newspaper for the publication of notices of ordinary and extraordinary shareholder meetings and dividend distributions.</u>

It was unanimously agreed to use *El Mercurio* newspaper for the publication of notices of shareholder meetings, dividend distributions and other information addressed to shareholders. It was requested that the minutes record that all the representatives of the AFPs present at the meeting gave their consenting votes and that the voting of the ADSs was as contained in the respective letters sent to the depositary bank, Bank of New York, for the meeting.

Santiago, April 27, 2006.

IAM

THIRD EXTRAORDINARY SHAREHOLDERS MEETING

OF

INVERSIONES AGUAS METROPOLITANAS S.A.

The Third Extraordinary Shareholders Meeting of INVERSIONES AGUAS METROPOLITANAS S.A. was held in Santiago, Chile on April 27, 2006 at midday, at Avenida Presidente Balmaceda 1398, 10th floor.

Notification formalities

The following notification formalities were complied with for the holding of the meeting:

1. The meeting was called by resolution of the board of the Company at its meeting held on February 28, 2006.

2. The calling of the meeting was informed to the Superintendency of Securities and Insurance, the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Exchange by letter dated April 10, 2006.

3. A letter of notification containing the agenda for the meeting was sent by post on April 10, 2006 to each shareholder at the address recorded with the Company.

4. Notifications of the meeting were published in the *Diario Financiero* on April 10, 11 and 12, 2006. In accordance with transitory clause 4 of the corporate bylaws, notifications of meetings and other matters addressed to shareholders should be published in that newspaper.

5. Information relating to the matters for consideration by the meeting was made available to shareholders at the offices of the Company during a period of 15 days prior to the date of this meeting.

6. In accordance with clause 62 of the Corporations Law 18,046, only those shareholders inscribed in the shareholders register of the Company 5 business days prior to the date of meeting may speak and vote at the meeting.

Presence of a Notary Public

Present at the meeting was the Santiago notary, Pablo Roberto Poblete Saavedra, interim notary of Santiago's 33rd notary district, as the matters proposed for approval require the presence of a notary public, as provided in clause 57 of the Corporations Law 18,046.

Attendance

According to the Register of Attendance, the meeting was attended, for their own account or duly represented, the shareholders that appear therein and for the number of shares stated, which document is included in the minutes of the meeting.

Consequently, 971,731,519 shares were represented at the meeting.

This number represented 97.17% of the 1,000,000,000 (one billion) shares of the one series which the Company at that date had issued and were subscribed and paid.

Consequently, and in accordance with clause 61 of the Corporations Law and clause 35 of the corporate bylaws, there was an adequate quorum for constituting the extraordinary shareholders meeting.

Discussion of the Agenda

Capital reduction by reform of the bylaws.

For a full understanding of the reform proposed, it should be stated that the subscribed and paid capital of the Company then amounted to the sum of Ch$485,871,812,556 (four hundred and eighty-five thousand eight hundred and seventy-one million, eight hundred and twelve thousand, five hundred and fifty-six pesos). That amount corresponds to the statutory capital of the Company and its restatement of the previous year, in accordance with clause 10 of the Corporations Law, whose balance sheet was approved at the ordinary shareholders meeting held on this date.

The capital is divided into 1,000,000,000 (one billion) common shares of no par value, all of the same series.

The following was therefore approved:

a. To reduce the corporate capital by the sum of Ch$33,609,900,000 (thirty-three thousand six hundred and nine million, nine hundred thousand pesos), leaving the capital reduced to the sum of Ch$452,261,912,556 (four hundred and fifty-two thousand two hundred and sixty-one million, nine hundred and twelve thousand five hundred and fifty-six pesos) divided into the same number of subscribed and paid shares that already existed, that is 1,000,000,000 (one billion) common shares of no par value, all of the same series. As a consequence of the capital reduction, the fifth clause and first transitory clause of the bylaws were amended.

b. To maintain the present sole series of shares.

c. To distribute to shareholders pro rata to their shares the sum of Ch$33,609,900,000 (thirty-three thousand six hundred and nine million, none hundred thousand pesos) against the proposed capital reduction, resulting in the payment of $33.6099 pesos per share.

d. To make the return of capital to shareholders by December 31 of this year, delegating to the board of the Company the power to determine the exact date of payment, as may be most convenient for corporate interests.

Santiago, April 27, 2006.

IAM

Mr Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Santiago

Santiago, January 10, 2006.

Ref.: Circular N° 1375.

Dear Sir,

In accordance with letters l) and m) of Section II.1 of Circular 1375 of the Superintendency, I wish to inform you the following:

1.- At December 31, 2005, Inversiones Aguas Metropolitanas S.A. has (i) one (1) holder registered, being CEDEFAST – DTC (Caja de Valores), with 8,748,092 ADRs for the ADR 144-A program, and (ii) one (1) holder registered, being CEDEFAST – DTC, with 8,718,852 ADRs for the ADR Reg S program. This information is contained in a report sent by Bank of New York (the depositary bank).

2. I also enclose a print-out of the Bloomberg screen with price and units traded at December 31, 2005.

Yours sincerely,

Giovano Suazo Hormazábal
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

cc

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago**

IAM

RECEIVED
2006 DEC -7 P 3:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Santiago, October 5, 2006

Mr. Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santiago

Ref. Circular 1375

Dear Sir,

In accordance with letters l) and m) of Section II.1 of Circular 1375 of the Superintendency, I inform you the following:

1.- At September 30, 2006, Inversiones Aguas Metropolitanas S.A. has (i) for the ADRs 144-A program, a (1) registered holder which is CEDEFAST – DTC (securities fund) with 8,918,639 ADRs, and (ii) for the ADRs Reg S program, a (1) registered holder which is CEDEFAST – DTC with 7,850,047 ADRs. The above appears in a report sent by Bank of New York (the depositary bank).

2. I also enclose a print of the Bloomberg sheet with the price and units traded at September 30, 2006.

Yours sincerely,

Joaquín Villarino Herrera
Inversiones Aguas Metropolitanas S.A.

C.C.: Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Feller – Rate, Clasificadora de Riesgo Ltda.
Humphreys Ltda., Clasificadora de Riesgo.
Banco Santander Chile (Banco Custodio)

IAM

Inversiones Aguas Metropolitanas s.a.

Mr. Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
<u>Santiago</u>

Santiago, August 30, 2005

REF.: Form requested in Circular 660

Dear Sir,

As requested in Circular 660 of the Superintendency, I enclose Form No.1 concerning the distribution of interim dividend No.1 corresponding to the net income for 2005.

Yours sincerely,

GIOVANO SUAZO HORMAZÁBAL
Chief Executive Officer

c.c.
Bolsa de Comercio de Santiago
Bolsa de Corredores de Valparaíso
Bolsa Electrónica de Chile

IAM

Santiago, August 30, 2005

Mr Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Santiago

Ref. Material Information

Dear Sir,

In accordance with clauses 9 and 10 of Law 18.045 and General Rule 30 of the Superintendency, I hereby inform you the following as material information with respect to the Company:

The following was agreed at the board meeting held on August 29, 2005:

a) To distribute Ch$10,965,000,000 against the net income for 2005, as an interim dividend. The company's dividend No.1 therefore will amount to Ch$10.965 per share and be payable from September 27, 2005.

b) To call an extraordinary shareholders meeting for September 20, 2005, to be held at 11.00 hours at Avenida El Golf 40, 13th floor, Las Condes, Santiago, in order to discuss and pronounce on the following matters:

   i. Set a quorum of at least two-thirds of the shares issued with voting rights in order to amend the corporate objects, proposing to the meeting a new text of the eighteenth clause of the bylaws.

   ii. Modify the twenty-first clause of the bylaws, establishing that if the dividends effectively received in cash during a year from Aguas Andinas S.A., after deducting costs and provisions, exceeded 30% of its net income, the Company should distribute the excess up to the total amount of the profits, as an additional dividend during the year, unless the corresponding meeting with the consenting votes of two-thirds of the issued shares with voting rights decides to distribute a lesser amount, which should not be less than the thirty percent already mentioned.

iii. Other matters agreed unanimously by the Company's shareholders.

Yours sincerely,

Giovano Suazo
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

cc

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago**

SUPERINTENDENCY OF
SECURITIES AND INSURANCE
CHILE

INTERNAL USE : OFICINA DE PARTES S.V.S.

....

FORM N° 1
DISTRIBUTION OF DIVIDENDS

0.01 Original information **YES** (YES/NO)   0.02 Date sent **31/08/2005** (DD/MM/YY)

1. IDENTIFICATION OF THE COMPANY AND MOVEMENT

1.01 TAX NO. : **77.274.820-5**   1.02 Date sent Original Form **31/08/2005** (DD/MM/YY)

1.03 Name of the company **INVERSIONES AGUAS METROPOLITANAS S.A.**

1.04 Securities Register No. : **0912**   1.05 Series affected : **SOLE**

1.06 Exchange Code : **IAM**   1.07 Identification of movement :**1**

2. AGREEMENT OF AMOUNT OF DIVIDEND

2.01 Date agreed : **29/08/2005** (DD/MM/YY)

2.02 Agreed by : 3 (1: Ordinary shareholders meeting; 2: Extraordinary Shareholders meeting; 3: Board meeting).

2.03 Amount of dividend : **Ch$ 10,965,000,000** 2.04 Currency : **$ PESOS**

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares : **1,000,000,000** 3.02 Limit date : **21/09/2005** (DD/MM/YY)

4. NATURE OF THE DIVIDEND

4.01 Type of dividend : 1   (1: Interim; 2: Minimum obligatory; 3: Final or additional)

4.02 Close of year : **31/12/2005** (DD/MM/YY)

4.03 Form of payment : **1**   (1: in cash; 2: in cash or newly-issued shares 3: Optional in cash or shares of other companies 4: Other method).

5. PAYMENT OF THE DIVIDEND IN CASH (whether in cash or optional in cash or shares)

5.01 Payment in cash : **Ch$ 10.965** per share   5.02 Currency : PESOS

5.03 Date of payment : **27/09/2005** (DD/MM/YY)

6. DIVIDEND DISTRIBUTION OPTATIVE IN SHARES

6.01 Date start of option : / / / (DD/MM/YY)

6.02 Date termination of option : / / / (DD/MM/YY)

6.03 Date delivery of certificates : / / / (DD/MM/YY)

6.04 Series to opt for : ....
(only if the option is over own-issued shares)

6.05 Shares post-movement : ....

6.06 Tax no. issuing company : .... - ..... (only if option is over shares of which the company is holder)

Exchange code : ....

6.07 Shares factor : .... shares receivable x 1 share with rights

6.08 Share price : ..../ shares 6.10 Currency : $ ....

7. COMMENTS

The board meeting held on August 29, 2005 agreed to distribute Ch$10,965,000,000 against the net income for 2005 as an interim dividend. The Company's dividend No.1 therefore will amount to Ch$ 10.965 per share and be payable from September 27, 2005, as follows:

Payment by nominative check at the Company's shareholders office located at Av. Balmaceda N° 1398, Santiago.

- The publication of its payment will be made on September 12, 2005 in the *El Diario Financiero* newspaper.
- The dividend to be distributed will be charged to dividends payable
- The type of tax credit generated by this dividend will be advised in due course

Declaration: "The information contained in this form is the faithful expression of the truth for which I assume the corresponding legal responsibility".

NAME AND SIGNATURE OF LEGAL REPRESENTATIVE

Giovano Suazo Hormazabal
Chief Executive Officer

RECEIVED

IAM

Santiago, May 30, 2006

Mr. Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
<u>Santiago</u>

<u>REF</u>.: Form requested in Circular 660

Dear Sir,

As requested in Circular 660 of the Superintendency, I enclose:

1) Form No.1 concerning the payment of final dividend No.2 of Ch$5.9744 per share, corresponding to the net income for 2005.

2) Form No.2 concerning the capital distribution.

Yours sincerely,

GIOVANO SUAZO HORMAZÁBAL
Chief Executive Officer

cc

- Bolsa de Comercio de Santiago.-
- Bolsa Electrónica de Chile.-
- Bolsa de Corredores de Valparaíso.-
- Comisión Clasificadora de Riesgo.-
- Feller & Rate, Clasificadora de Riesgo.-
- Humphreys, Clasificadora de Riesgo.-
- Banco Santander Santiago.

SUPERINTENDENCY OF
SECURITIES AND INSURANCE
CHILE

INTERNAL USE : OFICINA DE PARTES S.V.S.

....

FORM N° 1
DISTRIBUTION OF DIVIDENDS

0.01 Original information **YES** (YES/NO) 0.02 Date sent **02/05/2006** (DD/MM/YY)

1. IDENTIFICATION OF THE COMPANY AND MOVEMENT

1.01 TAX NO. : **77.274.820-5** 1.02 Date sent Original Form **02/05/2006** (DD/MM/YY)

1.03 Name of the company **INVERSIONES AGUAS METROPOLITANAS S.A.**

1.04 Securities Register No. : **0912** 1.05 Series affected : **SOLE**

1.06 Exchange Code : **IAM** 1.07 Identification of movement : **2**

2. AGREEMENT OF AMOUNT OF DIVIDEND

2.01 Date agreed : **27/04/2006** (DD/MM/YY)

2.02 Agreed by : **1** (1: Ordinary shareholders meeting; 2: Extraordinary Shareholders meeting; 3: Board meeting).

2.03 Amount of dividend : **Ch$ 5,974,400,000** 2.04 Currency : **$ PESOS**

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares : **1,000,000,000** 3.02 Limit date : **23/05/2006** (DD/MM/YY)

4. NATURE OF THE DIVIDEND

4.01 Type of dividend : **3** (1: Interim; 2: Minimum obligatory; 3: Final or additional)

4.02 Close of year : **31/12/2005** (DD/MM/YY)

4.03 Form of payment : **1** (1: in cash; 2: in cash or newly-issued shares 3: Optional in cash or shares of other companies 4: Other method).

PAYMENT OF THE DIVIDEND IN CASH (whether in cash or optional in cash or shares)

5.01 Payment in cash : **Ch$ 5.9744** per share 5.02 Currency : PESOS

5.03 Date of payment : **29/05/2006** (DD/MM/YY)

6. DIVIDEND DISTRIBUTION OPTATIVE IN SHARES

6.01 Date start of option : / / / (DD/MM/YY)

6.02 Date termination of option : / / / (DD/MM/YY)

6.03 Date delivery of certificates : / / / (DD/MM/YY)

6.04 Series to opt for : .... (only if the option is over own-issued shares)

6.05 Shares post-movement : ....

6.06 Tax no. issuing company : .... - ..... (only if option is over shares of which the company is holder)

Exchange code : ....

6.07 Shares factor : .... shares receivable x 1 share with rights

6.08 Share price : .... / shares 6.10 Currency : $ ....

7. COMMENTS

The ordinary shareholders meeting held on 27/04/2006 agreed to the distribution of all the net income for 2005, which amounted to Ch$17,103,980,871.

Taking into account that, in accordance with the board's decision at the time, an interim dividend was distributed on September 27, 2005 amounting to Ch$10,965,000,000, corresponding at that date to a dividend of Ch$10.965 per share. This amount, restated at December 31, 2005, amounts to Ch$ 11,129,475,000.

Having distributed this interim dividend, the total net income it is proposed to distribute amounts to Ch$5,974,400,000. The resultant difference of the operation made for the calculation of the dividend payable will be assigned to retained earnings. This means that the Company's dividend No.2 will amount to Ch$5.9744 per share payable from May 29, 2006.

The methods of payment shall be the following:

1. By bank deposit (in current, savings and/or sight accounts whose account holder is the shareholder)) to all those who have so requested in writing to *DCV Registros S.A.*, as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least 5 business days prior to the closing date for the dividend payment.

If the bank current account nominated by the shareholder is rejected by the corresponding bank, the dividend shall be paid in accordance with the following method No.3.

2. By nominative cheque or bank draft sent be registered mail to the domicile of the shareholder that appears in the shareholders register to all those who have requested this in writing to *DCV Registros S.A.* as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least 5 business days prior to the closing date for the dividend payment.

In the cases where the cheques or bank drafts are returned by the post office to *DCV Registros S.A.*, they shall remain in its custody until collected or requested by the shareholder.

3. By cheque or bank draft which can be collected from the offices of *DCV Registros S.A.*, as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A. or at branches of the bank nominated for this purpose. The above will be advised in the notice published with respect to the dividend payment.

Following the shareholders' approval of the dividend distribution, the company's equity accounts will be as follows:

Paid-in capital	$ 485,871,812,556
Retained earnings	$ 285,989,427
Shareholders' equity	$ 486,157,801,983

Declaration: "The information contained in this form is the faithful expression of the truth for which I assume the corresponding legal responsibility".

NAME AND SIGNATURE OF LEGAL REPRESENTATIVE

Giovano Suazo Hormazabal
Chief Executive Officer

IAM

Mr Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Santiago

Santiago, December 06, 2005

REF.: Appendix "A" Circular 585.

Dear Sir,

As requested by the Superintendency in Circular 585, I send you appendix "A" of that Circular with the information corresponding to the month of November 2005.

Yours sincerely,

Giovano Suazo Hormazábal
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

CC

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago.-**

INVERSIONES AGUAS METROPOLITANAS S.A.
Division of shares

Annex A - Form N° 585
FORM OF SHARE TRANSACTIONS MADE BY MAJORITY SHAREHOLDERS,
THE DIRECTORS (STANDING AND ALTERNATE), CHIEF EXECUTIVE OFFICER, OFFICERS, MAIN EXECUTIVES AND LIQUIDATORS
AND OTHER NATURAL OR JURIDICAL RELATED PERSONS

1.010 Share transactions made during the Year: 2005, Month: November
1.020 Company N INVERSIONES AGUAS METROPOLITANAS S.A. 1.030 Inscription in the Record N°: 0912 1.040 Tax N°: 77.274.820-5

N°	1.050 Date of Transaction	1.060 / 1.065 Seller / Relation with the Company	1.070 Seller Tax N°	1.080 / 1.085 Buyer/ Relation with the Company	1.090 Buyer Tax N°	1.100 Number of Traded Shares	1.110 Series	1.120 Percent. Subscrib. Capital (%)	1.130 Per Unit Price of Transaction ($)	1.140 Cash Payment Transaction	1.150 Stock Exchange Closing Price ($)	1.160 Transact. on Stock Ex.	Percentage of Capital 1.170 Seller	1.180 Buyer
1	18/11/2005	Inversiones Aguas del Gran Santiago S.A. Reltionship: Majority	77.329.730-4	Banchile C. De B. Reltionship: None	96.571.220-8	50.000.000	Single	5,00%	480	Yes	480	Yes	75,100%	5,00%
2	18/11/2005	Inversiones Aguas del Gran Santiago S.A. Reltionship: Majority	77.329.730-4	Santander Investment S.A. C.de B. Reltionship: None	96.683.200-2	50.000.000	Single	5,00%	480	Yes	480	Yes	65,100%	5,00%
3	23/11/2005	Inversiones Aguas del Gran Santiago S.A. Reltionship: Majority	77.329.730-4	UBS Securities LLC Reltionship: None	0-E	135.000.000	Single	13,50%	USD 0,9175	Yes	N/A	No	56,600%	13,50%
4	23/11/2005	Ondeo Services Chile S.A. Reltionship: Majority	96.885.200-0	UBS Securities LLC Reltionship: None	0-E	199.000.000	Single	19,90%	USD 0,9175	Yes	N/A	No	0,000%	19,90%
5	18/11/2005	Inversiones Aguas del Gran Santiago S.A. Reltionship: Majority	77.329.730-4	Giovano Suazo Hormazábal Reltionship: None	12.159.264-9	10	Single	0,00%	480	Yes	480	Yes	56,600%	0,00%

NOTES: Transactions Number 1 and 2 correspond to an electronic auction through the Santiago Stock Exchange. Transactions Number 3 and 4 correspond to a direct sale to UBS Securities LLC Santander Investment in the context of an ADSs program that has The Bank of New York as depositary bank.

"The information contained in this form is the faithful expression of the truth for which I assume the corresponding legal responsibility."

Name and signature of Chief Executive Officer or Legal Representative: GIOVANO SUAZO HORMAZÁBAL

Chief Executive Officer or Legal Representative Tax N° 12.159.264-9

SIGNATURE

Santiago, December 5, 2005

IAM

Santiago, April 10, 2006

Mr. Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santiago

Ref. Appendix B, Circular 585

Dear Sir,

As requested in your Circular 585, I enclose Appendix B of that circular with the information relating to the sale of 67,308,616 shares of Series A of Aguas Andinas S.A.

Yours sincerely,

Giovano Suazo
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

APPENDIX B CIRCULAR 585
OF SUPERINTENDENCY OF SECURITIES AND INSURANCE

SHARE TRANSACTIONS OF MAJORITY SHAREHOLDERS, DIRECTORS, GENERAL MANAGER, MANAGERS, SENIOR EXECUTIVES AND LIQUIDATORS

Share transaction: Aguas Andinas S.A.
Securities Registry: No. 0346
Tax No.: 61.808.000-5
Name of informant: Inversiones Aguas Metropolitanas S.A.
Tax No. of informant: 77.274.820-5
Domicile: El Golf 40, 13th floor. City: Santiago
Transaction made on the exchange: Yes
No. of shares traded: 67,308,616 Series: A
Sale
Percentage of subscribed capital: 1.1%
Informant's shareholding in the capital: 50.102%
Transaction price per share: Ch$ 182 Series: A
Transaction paid in cash: Yes
Transaction made on: 05.04.2006
Transfer presented to shareholders register: Yes

Comments:

1. The shareholding of Inversiones Aguas Metropolitanas S.A. in Aguas Andinas S.A. is direct.
2. These shares were transferred to Larraín Vial Corredores de Bolsa.
3. Larraín Vial Corredores de Bolsa has no relationship with Aguas Andinas and/or the managers, majority shareholders or Inversiones Aguas Metropolitanas S.A.

I declare that the information contained in this form is a faithful expression of the facts for which I assume the corresponding legal responsibility.

Giovano Suazo
Inversiones Aguas Metropolitanas S.A.

Santiago, April 7, 2006

IAM

Mr Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Santiago

Ref.: Circular 1003.-

Santiago, January 16, 2005

Dear Sir,

As requested by the Superintendency, I enclose Form No.1 of Circular 1,003 containing the current list of executives of Inversiones Aguas Metropolitanas S.A. at December 31, 2005.

Yours sincerely,

Giovano Suazo Hormazábal
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

CC

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago**

FORM N° 1 EXECUTIVES' INFORMATION

I. COMPANY INFORMATION

1.1 Company Name	1.2 Tax N°	1.3 Date	1.4 Type
Inversiones Aguas Metropolitanas S.A	77.274.820-5	16/01/2006	01

II. EXECUTIVES' INFORMATION

	II. 1 First Surname	II. 2 Last Surname	II. 3 Names	II. 4 Tax N°	II. 5 Charge
Executive	Noman	Serrano	Alfredo	21.663.123-4	01
Spouse	Guivernau		María Josefa	O-E	
Executive	Simón	Grimaldos	Angel	O-E	01
Spouse	Zorrilla	Diez	Concepción	O-E	
Executive	Amorós	Corbella	Xavier	O-E	01
Spouse					
Executive	Bague	Prats	Josep	O-E	01
Spouse	Pérez	Goñi	Maria Isabel	O-E	
Executive	Rayón	Martín	Fernando	O-E	01
Spouse	Ropero	Egea	Yolanda	O-E	
Executive	Chaigneau		Alain	O-E	01
Spouse					
Executive	Boursier		Jean Marc	O-E	01
Spouse					
Executive	Vila	Bassas	José	O-E	01
Spouse	Umbert	Millet	Isabel	O-E	
Executive	Prieto	Sánchez	Patricio	2.854.400-6	01
Spouse	Larrain	Peña	María Francisca	2.289.492-7	
Executive	Undurraga	Abbott	Claudio	4.429.528-8	01
Spouse	Agüero	Garcés	María Soledad	5.197.746-7	
Executive	Puiggari	Lalanza	Lluis María	AC 346753	01
Spouse					
Executive	Samaniego	Sangroniz	Fernando	6.374.438-7	01
Spouse	Silva	Villalobos	Paulina	7.315.273-9	
Executive	Minette		Jean Paul	O-E	01
Spouse					
Executive	Bravo	Valdes	Fernando	7.053.879-2	01
Spouse	Sanhueza	Urzúa	Paula	11.833.498-1	
Executive	Suazo	Hormazábal	Giovano	12.159.264-9	02
Spouse	Droguett	Barra	Carolina Walquiria	12.085.848-3	

Giovano Suazo Hormazábal
Chief Executive Officer

IAM

S.V.S. REGISTER OF DIRECTORS

Date

5/30/2006

NAME

INVERSIONES AGUAS METROPOLITANAS S.A.

TAX NO.

77.274.820-5

Directors

Tax No.	Surnames/ given names	Cod. Cargo	Start Day	Start Month	Start Year	Termination Day	Termination Mth	Termination Year	Cause of Termination
O-E	Simón Grimaldos, Angel	P	27	04	2006				
21.663.123-4	Noman Serrano, Alfredo	VP	27	04	2006				
O-E	Chaigneau, Alain	D	27	04	2006				
9.669.100-9	Villarino Herrera, Joaquin	D	27	04	2006				
4.975.992-4	Chadwick Piñera, Herman	D	27	04	2006				
7.012.402-5	Marcel Cutiel, Mario	D	27	04	2006				
4.665.925-2	Ravinet de la Fuente, Jaime	D	27	04	2006				
21.930.272-k	Martinez Lacambra, Albert	DS	27	04	2006	29	05	2006	Resignation
O-E	Bagué Prats, Josep	DS	27	04	2006				
O-E	Rayón Martin, Fernando	DS	27	04	2006				
8.534.007-7	Yarur Sairafi, Ivan	DS	27	04	2006				
5.546.791-9	Guerrero Gutierrez, Ignacio	DS	27	04	2006				
9.212.049-K	Toro Rivera, Juan	DS	27	04	2006				
10.570.170-5	Castro Fernandez, Rodrigo	DS	27	04	2006				

ALBERT MARTINEZ LACAMBRA
Chief Excecutive Officer

IAM

INVERSIONES AGUAS METROPOLITANAS S.A.

OPEN CORPORATION
INSCRIBED IN SECURITIES REGISTER NO.0912

PAYMENT OF INTERIM DIVIDEND NO.1

Shareholders are advised that at the board meeting held on August 29, 2005, it was agreed to distribute an interim dividend of Ch$ 10.965 per share on September 27, 2005. This dividend will be paid against the net income for the year ending December 31, 2005 and be charged to the account Dividends payable.

- The holders of the sole series of shares registered in the Shareholders Register on September 21, 2005, shall have the right to the above dividend.
- The payment shall be made bynominative cheque at Avda. Presidente Balmaceda 1398, 14th floor, Santiago, between 09.00 and 14.00, and 15.30 and 17.00 hours.

* The company will advise shareholders in due course of the tax treatment corresponding to this dividend.

CHIEF EXECUTIVE OFFICER

IAM

INVERSIONES AGUAS METROPOLITANAS S.A.

OPEN CORPORATION
SECURITIES REGISTER NO.0912

FINAL DIVIDEND PAYMENT NO.2

Shareholders are informed that the ordinary shareholders meeting held on April 27, 2006 agreed to pay final dividend No.2 of Ch$5.9744 per share on May 29, 2006. This dividend will be paid against the net income for the year ended December 31, 2005.

METHODS OF PAYMENT

1. By bank deposit (in current, savings and/or sight accounts whose account holder is the shareholder)) to all those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least 5 business days prior to the closing date for the dividend payment. If the bank current account nominated by the shareholder is rejected by the corresponding bank, the dividend shall be paid in accordance with the following method No.3.

2. By nominative cheque or bank draft sent be registered mail to the domicile of the shareholder that appears in the shareholders register to all those who have requested this in writing to DCV Registros S.A. as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least 5 business days prior to the closing date for the dividend payment. In the cases where the cheques or bank drafts are returned by the post office to DCV Registros S.A., they shall remain in its custody until collected or requested by the shareholder.

3. By cheque or bank draft which can be collected from the offices of DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A. or at branches of Banco BCI.

SHAREHOLDERS REGISTER

Holders of shares of the only share series registered in the shareholders register on May 23, 2006 shall be entitled to the above dividend.

TAX SITUATION OF THE DIVIDEND

The company will advise shareholders in due course of the tax treatment relating to this dividend.

SHAREHOLDER ATTENTION

Shareholders will be attended regarding all aspects relating to dividend payments at the offices of DCV Registros S.A. at Huérfanos Street 770, 22nd floor, Santiago, between 09:00 and 14:00, and 15:30 and 17:00 hours.

CHIEF EXECUTIVE OFFICER

IAM

INVERSIONES AGUAS METROPOLITANAS S.A.

OPEN CORPORATION
SECURITIES REGISTER NO.0912

CAPITAL DISTRIBUTION

Shareholders are informed that, at the extraordinary shareholders meeting held on April 27, 2006, it was agreed to make a capital distributuion of Ch$33.6099 per share. The board at its meeting held on May 29, 2006 then determined that the date of payment of this amount would be June 15, 2006.

METHODS OF PAYMENT

1. By bank deposit (in current, savings and/or sight accounts whose account holder is the shareholder)) to all those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least 5 business days prior to the *date of payment* of the capital distribution. If the bank current account nominated by the shareholder is rejected by the corresponding bank, the dividend shall be paid in accordance with the following method No.3.

2. By nominative cheque or bank draft sent be registered mail to the domicile of the shareholder that appears in the shareholders register to all those who have requested this in writing to DCV Registros S.A. as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least 5 business days prior to the date of payment of the capital distribution. In the cases where the cheques or bank drafts are returned by the post office to DCV Registros S.A., they shall remain in its custody until collected or requested by the shareholder.

3. By cheque or bank draft which can be collected from the offices of DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A. or at branches of Banco BCI.

SHAREHOLDERS REGISTER

Holders of shares of the only share series registered in the shareholders register on October 21, 2006 shall be entitled to the above payment.

TAX SITUATIONOF THE PAYMENT

The company will advise shareholders in due course of the tax treatment relating to this payment.

SHAREHOLDER ATTENTION

Shareholders will be attended regarding all aspects relating to dividend payments at the offices of DCV Registros S.A. at Huérfanos Street 770, 22nd floor, Santiago, between 09:00 and 14:00, and 15:30 and 17:00 hours.

CHIEF EXECUTIVE OFFICER

IAM

INVERSIONES AGUAS METROPOLITANAS S.A.

OPEN CORPORATION
SECURITIES REGISTER NO.0912

INTERIM DIVIDEND PAYMENT NO.4

Shareholders are informed that the board meeting held on September 27, 2006 agreed to pay interim dividend No.4 of Ch$14.133 per share on October 27, 2006. This dividend will be paid against the net income for the year ending December 31, 2006 and charged against the account Dividends payable.

METHODS OF PAYMENT

1. By bank deposit (in current, savings and/or sight accounts whose account holder is the shareholder)) to all those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least 5 business days prior to the closing date for the dividend payment. If the bank current account nominated by the shareholder is rejected by the corresponding bank, the dividend shall be paid in accordance with the following method No.3.

2. By nominative cheque or bank draft sent be registered mail to the domicile of the shareholder that appears in the shareholders register to all those who have requested this in writing to DCV Registros S.A. as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least 5 business days prior to the closing date for the dividend payment. In the cases where the cheques or bank drafts are returned by the post office to DCV Registros S.A., they shall remain in its custody until collected or requested by the shareholder.

3. By cheque or bank draft which can be collected from the offices of DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A. or at branches of Banco de Credito e Inversiones, BCI.

SHAREHOLDERS REGISTER

Holders of shares of the only share series registered in the shareholders register on October 21, 2006 shall be entitled to the above dividend.

TAX SITUATIONOF THE DIVIDEND

The company will advise shareholders in due course of the tax treatment relating to this dividend.

SHAREHOLDER ATTENTION

Shareholders will be attended regarding all aspects relating to dividend payments at the offices of DCV Registros S.A. at Huérfanos Street 770, 22nd floor, Santiago, between 09:00 and 14:00, and 15:30 and 17:00 hours.

CHIEF EXECUTIVE OFFICER

IAM

Mr Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
<u>Santiago</u>

<u>Ref</u>: Contracts signed for the placement of ADRs in the American market.

Santiago, November, 24 de 2005

Dear Sir,

In accordance with SVS Circular 1375 of February 12, 1998, later modified by Circular 1424 of January 27, 1999, I enclose copies of the following documents in connection with the placement of ADRs in the United States market by INVERSIONES AGUAS METROPOLITANAS S.A. (IAM):

1. Deposit contract dated November 23, 2005 signed between IAM and The Bank of New York and the owners and beneficiaries of Rule 144A American Depositary Receipts, under Rule 144A of the Securities Act of the United States of America of 1933.

2. Deposit contract dated November 23, 2005 signed between IAM and The Bank of New York and the owners and beneficiaries of Regulation S American Depositary Receipts, under Regulation S of the Securities Act of the United States of America of 1933.

3. Model of a Rule 144A American Depositary Receipt which represents 20 shares of IAM deposited with The Bank of New York.

4. Model of a Regulation S American Depositary Receipt which represents 20 shares of IAM deposited with The Bank of New York.

5. Purchase agreement dated November 18, 2005 signed between the shareholders of IAM, UBS Securities LLC and Santander Investment Limited for the sale of ADRs representing a total of 334,000,000 shares in the Company, corresponding to 33.4% of the share capital of the Company, plus an option for UBS Securities LLC to buy an additional sum of ADRs representing a total of 65,000,000 shares in the Company, corresponding to 6.5% of the Company's share capital, all at a price of USD 0.9175 per share. The signing of this contract was reported to you by IAM as material information by letter dated November 18, 2005 (point (ii)).

I also wish to inform you that Banco Santander Chile will fulfil the role of custodian as agent of The Bank of New York (Depositary Bank) and, in performing this task, will be subject to the latter's instructions, all as is established in clause 5, section 5.05 ("The Custodian") in the enclosed Deposit Contracts (Nos.1 and 2) of this presentation.

Yours sincerely,

Giovano Suazo Hormazábal
Chief Executive Officer

CC

- **Bolsa de Comercio de Santiago.-**
- **Bolsa Electrónica de Chile.-**
- **Bolsa de Corredores de Valparaíso.-**
- **Comisión Clasificadora de Riesgo.-**
- **Feller & Rate, Clasificadora de Riesgo.-**
- **Humphreys, Clasificadora de Riesgo.-**
- **Banco Santander Santiago**

IAM

Mr Hernán López B.
Intendent of Securities
Superintendency of Securities and Insurance
Santiago

Santiago, November 28, 2005

Ref.: Reply to Official letter No.11897 of 15.11.2005.

Dear Sir,

We hereby reply to your letter at heading enquiring about the bases in fact and law by which it was agreed to amend clause 11 of the Company's bylaws.

This amendment was agreed in the context of the secondary offering of shares in the Company being carried out in Chile and abroad by the shareholders Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A., which was duly reported as material information on October 21 and November 15, 17, 18 and 23, 2005. The purpose of this amendment was to grant certain additional protections to the legal ones of the minority shareholders entering the Company through this offering.

Consequently, having concluded the offering with the placement of 43.4% (which may increase to 49.9%) of the capital in the hands of new investors, it is planned to call an extraordinary shareholders' meeting soon to fully renew the board of the Company, permitting the entry of directors independent from the controller which will permit the valid approval of the matters contemplated in clause 11 of the bylaws.

As reported as material information on November 23, 2005, the shareholders agreement between Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A. has now been terminated, as the latter is no longer a shareholder in our Company.

Yours sincerely,

Giovano Suazo Hormazábal
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

IAM

Mr Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Santiago

Santiago, February 07, 2006

Dear Sir,

In accordance with Superintendency Circular 1246, the required information is as follows:

(1) INVERSIONES AGUAS METROPOLITANAS S.A.
(2) TAX NO. : 77.274.820-5
(3) FINANCIAL PERIOD: 31/12/2005

TAX NOS. OF MEMBERS OF THE SAME BUSINESS GROUP 4)	***NAME OF LEGAL ENTITIES OF THE SAME BUSINESS GROUP (5)***	***REASONS FOR COMPRISING THE SAME BUSINESS GROUP (6)***	***CAUSES OF CONTROL (7)***
77.274.820-5	Inversiones Aguas Metropolitanas S.A.	(F) Inversiones Aguas del Gran Santiago S.A.	A & B
77.329.730-4	Inversiones Aguas del Gran Santiago S.A.	(A)	

Yours sincerely,

GIOVANO SUAZO HORMAZABAL
CHIEF EXECUTIVE OFFICER

IAM

Mr. Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Santiago

August 2, 2006

Dear Sir,

I provide below the information required by Circular 1246 of the Superintendency:

(1) **INVERSIONES AGUAS METROPOLITANAS S.A.**
(2) **TAX NO. : 77.274.820-5**
(3) **FINANCIAL PERIOD :31/12/2005**

TAX NO. OF PERSONS OF SAME BYSUSINESS GROUP (4)	*NAME OF PERSONS AND ENTITIES OF SAME BUISNESS GROUP* (5)	*REASONS FOR COMPRISING SAME BUSINESS GROUP* (6)	*CAUSES OF CONTROL* (7)
77.274.820-5	Inversiones Aguas Metropolitanas S.A.	(F) Inversiones Aguas del Gran Santiago S.A.	A y B
77.329.730-4	Inversiones Aguas del Gran Santiago S.A.	(A)	

Yours sincerely,

GIOVANO SUAZO HORMAZABAL
CHIEF EXECUTIVE OFFICER

cc
- Bolsa de Comercio de Santiago.
- Bolsa de Corredores de Valparaíso.
- Bolsa Electrónica de Chile.
- Comisión Clasificadora de Riesgo.
- Humphreys Clasificadora de Riesgo.
- Feller & Rate Clasificadora de Riesgo.
- Santander Investment.